SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):    Yes  ☐    No  ☒

Banco Santander, S.A.

Item

1	2018 Annual accounts and Directors’ report for the year ended 31 December 2018

2	2018 Consolidated Director’s Report and financial statements

BANCO SANTANDER, S.A.

Auditor’s report

on the annual accounts

and the Directors’ Report

December 31, 2018

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor’s report on the annuals accounts

To the Shareholders of Banco Santander, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Banco Santander, S.A. (the Bank or Banco Santander), which comprise the balance sheet as of December 31, 2018, and the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of Banco Santander, S.A. as of December 31, 2018, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in Note 1 of the notes to the annual accounts), and, in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the annual accounts section of our report.

We are independent of the Bank’s in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, P° de la Castellana 259 B, 28046 Madrid , España

Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1 , folio 75, tomo 9.267, libro 8.054, sección 3a

Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

1

Key audit matter	How our audit addressed the key audit matter

Impairment of financial assets at amortised cost - loans and advances

The estimation of the impairment of financial assets at amortised cost - loans and advances - for credit risk is one of the most significant and complex estimates in the preparation of the annual accounts as of December 31, 2018.

On January 1, 2018, the Bank of Spain introduced Circular 4/2017, which, among other things, modifies the impairment calculation models to consider expected losses instead of incurred losses. The operation of these models requires an increased level of judgement in the determination of the expected losses from impairment, considering factors such as:

•  The classification of the different credit portfolios by their risk and asset type.

•  The identification and classification by stages of the impaired assets or assets with a significant increase in credit risk.

•  The use of assumptions such as macroeconomic scenarios, expected life and segmentation criteria.

•  Development of parameters for these models such as the probabilities of default (PD) and loss given default (LGD).

•  Regularly retrospective testing (backtesting and monitoring) on the different parameters included within the models.

In this context, the Bank has developed a general framework for its internal expected loss models. These internal models allow the Bank to estimate provisions for credit impairment both collectively and in an individualized manner.

Refer to Notes 1 b), 2, 6 and 10 of the annual accounts as of December 31, 2018.

Our work over the estimation of the impairment of financial assets at amortised cost for credit risk has focused on the analysis, evaluation and testing of internal controls, as well as the performance of tests of details over credit risk provisions estimated collectively and individually. We have also analyzed the impact of the initial application of the Bank of Spain’s Circular 4/2017.

With respect to internal control, we have focused on the design and operating effectiveness of the controls in the following areas:

•  Calculation methodologies, calibrations, and monitoring and back-testing performed by Management.

•  Compliance with and operation of the internal models approved by Management.

•  Reliability of data sources used in the calculations and the suitability of the models taking into account the circumstances.

•  Process for periodic review of counterparty classification.

•  The review process of model calculations and principal portfolios.

In addition, we performed the following tests of details:

•  Tests of principal models with respect to: i) calculation and segmentation methods; ii) methodology utilized for the estimation of the expected loss parameters; iii) methodology used for the generation of the macroeconomic scenarios; iv) information used in the calculation and generation; and v) criteria for significant increase in credit risk and loan staging classification.

•  Verify the impairment calculation for the principal credit portfolios.

2

Key audit matter	How our audit addressed the key audit matter

•  On a sample basis, evaluating individual credit files to determine the adequacy of their accounting and classification, discounted cash flows and, where appropriate, corresponding impairment.

We have not identified exceptions outside of a reasonable range in the tests outlined above.

Recoverability of deferred tax assets

Assessing the recoverability of deferred tax assets is a complex exercise and requires a high degree of judgement and estimation.

In line with the recoverability model defined by the Bank’s Management, with respect to the Tax Group, on an annual basis Management of each business unit compiles the assumptions that underpin the business plans that are projected over the time horizon established for that business.

This process implies specific and complex considerations that Management takes into account in order to assess the initial and ongoing recognition of deferred tax assets. The most significant considerations made by the Bank in this respect are:

•  Assuring that the tax regulations are applied correctly and the temporary differences that qualify as deductibles are duly recognised.

•  Maintaining a control environment, running the models and validating the calculations deriving therefrom to ensure that the tax assets are properly recognised and measured and that the conclusions drawn regarding their recoverability are accurate.

•  Reviewing that the projections that are part of the defined model which is in turn used to estimate the tax profits used to infer the amount of deferred tax assets that will be recoverable in future periods in relation to deductible temporary differences and unused tax losses are indeed achievable.

We have evaluated, in collaboration with our tax experts, and obtained our understanding of the estimation exercise undertaken by Management.

With respect to the internal control environment we have focused on the design and operating effectiveness of controls in the following areas:

•  Budgeting process on which projections employed in the recovery of deferred tax assets are based on.

•  Calculation of deferred tax assets.

We also performed the following tests of details:

•  Evaluation of the assumptions used by the Tax Group to calculate and estimate the deductible temporary differences to determine whether they are comprehensive and appropriate.

•  Analysis of the key data used by Management to estimate the various deferred tax assets and track their subsequent recoverability, including:

•  Obtaining and analysing the Group’s review of the income projections carried out by Management and the assumptions used, including the detail of the economic forecasts and indicators used in the analysis (inflation, interest rates, etc.);

•  Obtaining the necessary management information that support the business plan (budgets, future economic forecasts, estimations of financial products to be contracted, etc);

3

Key audit matter	How our audit addressed the key audit matter

Refer to Notes 2 and 24 of the annual accounts.

•  Analysis of the tax strategy planned by the Bank for the recoverability of the deferred tax assets.

We have obtained adequate audit evidence throughout our procedures to corroborate the estimates made by the Bank with respect to the recoverability of its deferred tax assets.

Litigation provisions

The Bank is party to a range of tax and legal proceedings - administrative and judicial - which primarily arose in the ordinary course of its operations. There are also situations not yet subject to any judicial proceedings that have nevertheless required the Bank to recognise provisions; these include customer conduct related matters and the related compensation.

These proceedings generally take a long period of time to run their course, giving rise to complex processes dictated by the applicable legislation.

The Bank’s Management decides when to recognise a provision for these proceedings based on estimates made using reasonable calculation procedures that are consistent with the uncertainty intrinsic to the obligations they cover.

Among these provisions, the most significant are those for customer compensation for the sale of certain; these estimates are based on the number of claims expected to be received, the number expected to be accepted, and the estimated average payout per case.

Refer to Notes 2 and 23 d) of the annual accounts.

We have obtained our understanding and evaluated the estimation process undertaken by Management.

With respect to internal control, we have focused on the design and operating effectiveness of the controls in the following areas:

•  Update of the databases that contain the ongoing litigations.

•  Evaluation of adjustments to the provisions for regulatory, legal or tax procedures and their recognition.

•  Reconciliation between the minute of the inspections and the amounts registered.

In addition, we performed test of details consisting of the following:

•  Understanding of the policy for classifying litigations and allocating provisions.

•  Monitoring of the ongoing tax inspections.

•  Analysis for reasonableness of the expected outcomes of the most significant tax and legal proceedings.

•  Assessment of possible contingencies relating to compliance with the Bank’s tax obligations for the years open to inspection.

Obtaining confirmation letters from external lawyers and tax advisors who work with the Bank to compare their assessment of the outcome of the litigations, all of the information used, the correct recognition of the various provisions and the identification of potentially omitted liabilities.

4

Key audit matter	How our audit addressed the key audit matter

•  Verification of the communications with the regulatory bodies, analysis of the ongoing regulatory inspections and size of the impact of any regulatory finding on the audit.

•  Analysis of the recognition and reasonableness of the provisions recorded for accounting purposes and the movements therein.

In the procedures described above, no exceptions were identified outside of a reasonable range.

Information technology systems

The Bank’s financial information is highly dependent on information technology (IT) systems and therefore an adequate control of these systems is crucial to ensuring correct data processing.

In this context, it is vital to evaluate aspects such as the organisation of the Bank’s Technology and Operations department, controls over software maintenance and development, physical and logical security controls, and controls over computer operations.

In this respect, Management has developed a system efficiency and transformation plan. This plan contains aspects such as the remediation of the access control deficiencies identified in previous years and the relationship between the governance framework, which includes the new cybersecurity model, and the Bank’s entities that manage the IT processes that support the Bank.

We have evaluated, in collaboration with our IT system experts, the internal controls over the IT systems and applications that support the core business activity and have an impact on the Bank’s financial reporting.

For this purpose, we carried out the following internal control procedures and test of details related to:

•  Functioning of the IT governance framework.

•  Access and logical security controls over the applications, operating systems and databases that support the relevant financial information.

•  Application development and change management.

•  Maintenance of the IT operations.

Additionally, considering the efficiency and transformation plan developed by the Bank, our approach and audit plan focused on the following aspects:

•  Evaluation of the plan executed, and the new controls implemented, by the Bank in 2018.

•  Testing of a sample of the new controls implemented by the Bank.

The results of our procedures were satisfactory and we have no relevant comments in this regard.

5

Key audit matter	How our audit addressed the key audit matter

Impairment of investment in Bank’s subsidiaries, joint ventures and affiliates

As indicated in Note 1 of the annual accounts, Banco Santander, S.A. is the parent company of a group of entities, whose fundamental activities are in the financial sector. The accounting value of the investments Bank’s subsidiaries, joint ventures and affiliates as of December 31, 2018 is €81.7 billion, as indicated in Note 13 of the annual accounts.

Management performs an analysis of the potential losses in investments in Group entities that it has registered in its accounting records. This analysis is performed using different parameters such as the market price and the recoverable value, which is obtained from the estimation of the expected cash flows or the net equity adjusted for the unrealized gains existing at the valuation date, including goodwill net of its corresponding amortization.

The valuation or analysis of the impairment of these investments requires the use of significant judgment.

Refer to Note 13 of the annual accounts as of December 31, 2018.

We have obtained an understanding of the estimation process performed by Management. In addition, where the valuation of investments requires the use of significant judgment, we have relied on the assistance of our valuation experts.

With respect to internal control, we have focused on the design and operating effectiveness of the controls in the valuation process and over the methodology, inputs and relevant assumptions used by Management for the year-end estimates, including the controls in place to supervise the process and the related approvals.

Additionally, we have performed test of details consisting of the following:

•  Verify the valuation performed by the Bank, using as a reference the recoverable balance of the investments in Group entities.

•  Verify that Management’s valuation methodology is in line with applicable accounting standards, market practices and the specific expectations of the sector.

•  For investments whose valuation is calculated including goodwill, we verified the mathematical accuracy of the discounted cash flow projections, including the validation of the key inputs with external data and performing a sensitivity analysis on them.

We have not identified exceptions, outside a reasonable range, in the tests described above.

6

Key audit matter	How our audit addressed the key audit matter

Acquisition of Banco Popular Español, S.A.U.

On April 23, 2018, the Board of Directors of Banco Popular Español, S.A.U. (Banco Popular), Banco Pastor, S.A.U. (Pastor) and Popular Banca Privada, S.A.U. (Popular Banca Privada) agreed to a merger through absorption of Pastor and Popular Banca Privada by Banco Popular (the Merger of the Subsidiaries), and that, in addition and subject to the execution of the former, the Board of Directors of Banco Santander, S.A. and that of Banco Popular agreed on the same date the merger by absorption of Banco Popular by the Bank (the Main Merger). This process was completed on September 28, 2018, and the deed of the merger through absorption of Banco Popular by the Bank was registered at the Cantabria Mercantile Registry.

Every bank merged were already considered Group entities, therefore those mergers were not new business combinations for the Bank.

In accordance with the applicable accounting standards, the aforementioned mergers are effective January 1, 2018. After that date, operations of Pastor and Popular Banca Privada should be considered to be conducted by Banco Popular and the operations of Banco Popular, including the operations of Pastor and Popular Banca Privada, should be considered to be conducted by the Bank.

Per the annual accounts as of December 31, 2017, total assets of Banco Popular were €113.14 billions, total assets of Pastor were €10.25 billions and total assets of Popular Banca Privada were 1,003 million Euros, therefore is a relevant impact for the annual accounts.

See Note 2 of the annual accounts as of December 31, 2018.

As of December 31, 2018, the Bank had not yet completed the integration of Banco Popular’s systems. Therefore, we have obtained an understanding of Management’s process for the aggregation of the accounting balances.

We have also performed the following procedures, among other, for the balances as of January 1, 2018 and December 31, 2018:

•  Reconciliation of the financial statements on January 1, 2018 used in the merger with those included in the 2017 audited annual accounts of the Bank, Banco Popular, Pastor and Popular Banca Privada and with the adjustments assigned to each balance within the 2017 Banco Santander, S.A. annual accounts.

•  Reconciliation of the financial statements as of December 31, 2018 used in the merger with those obtained from the accounting records of the Bank and Banco Popular.

•  Verification of the accounting merger process of Banco Popular, Pastor and Popular Banca Privada, consisting mainly of:

•  Verification of the aggregation of the balances in the financial statements.

•  Understanding and verification of the identification and elimination process existing for related party transactions between Banco Popular, Pastor and Popular Banca Privada.

•  Assessment of the accounting entries for the merger and their impact on the financial statements of Banco Popular, previously merged with Pastor and Popular Banca Privada.

•  Verification of the aggregation of the balances of the financial statements of the Bank and Banco Popular once merged with Pastor and Popular Banca Privada.

7

Key audit matter	How our audit addressed the key audit matter

•  Understanding of the identification of existing related party transactions between the Bank and Banco Popular, previously merged with Pastor and Popular Banca Privada and verification of their elimination.

•  Reasonability analysis of the account mapping by Management.

•  Assessment of the accounting entries for the merger and their impact on Bank’s financial statements.

During our procedures, we have observed that the criteria used by the Bank and the support for the journal entries performed are reasonable.

Other information: Directors’ report

Other information comprises only the Directors’ report for the 2018 financial year, the formulation of which is the responsibility of the Bank’s directors and does not form an integral part of the annual accounts.

Our audit opinion on the annual accounts does not cover the Directors’ report. Our responsibility regarding the Directors’ report, in accordance with legislation governing the audit practice which establishes two distinct levels in this regards:

a)

A specific level that is applicable to the statement of non-financial information, as well as to certain information included in the Annual Corporate Governance Report, defined in article 35.2. b) of Audit Act 22/2015, that consists of verifying solely that the aforementioned information has been provided in the Directors’ report or, if appropriate, that the Directors’ report includes the pertinent reference in the manner provided by the legislation and if not, we are required to report that fact.

b)

A general level applicable to the rest of the information included in the Directors’ report that consists of evaluating and reporting on the consistency between that information and the annual accounts, as a result of the knowledge of the Bank obtained during the audit of the aforementioned financial statements and does not include information different to that obtained as evidence during our audit, as well as evaluating and reporting on whether the content and presentation of that part of the Directors’ report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have ascertained that the information mentioned in paragraph a) above has been provided in the Directors’ report and that the rest of the information contained in the Directors’ report is consistent with that contained in the annual accounts for the 2018 financial year, and its content and presentation are in accordance with the applicable regulations.

8

Responsibility of the directors and the audit committee for the annual accounts

The Bank’s directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Bank, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Bank’s directors are responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Bank or to cease operations, or have no realistic alternative but to do so.

The Bank’s audit committee is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor’s responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Bank’s directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

9

•

Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Bank’s audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Bank’s audit committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Bank’s audit committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the Parent company’s audit committee

The opinion expressed in this report is consistent with the content of our additional report to the Bank’s audit committee dated February 28, 2019.

Appointment period

During the General Shareholder ‘s Meeting held on March 18, 2016 we were appointed as the Bank’s auditors for a three-year period from the fiscal year ended December 31, 2016.

Services provided

Services, different to the audit, provided to the Group are described in Note 43 of the annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

/s/ Alejandro Esnal

Alejandro Esnal (19930)

February 28, 2019

10

Banco Santander, S.A.

Annual accounts and Directors’ report for the year ended 31 December 2018

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

BALANCE SHEETS AS AT 31 DECEMBER 2018 AND 2017

(Millions of euros)

	Note	2018	2017 (**)
ASSETS (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		51,931	33,734
FINANCIAL ASSETS HELD FOR TRADING		70,825	64,326
Derivatives	9	51,637	38,894
Equity instruments	8	8,644	10,168
Debt instruments	7	10,525	15,242
Loans and advances	10	19	22
Central banks		—	—
Credit institutions		—	—
Customers		19	22
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	31	13,819	21,212
NON_TRADING FINANCIAL ASSETS MANDATORILY AT FAUR VALUE THROUGH PROFIT OR LOSS		3,751
Equity instruments	8	224
Debt instruments	7	1,976
Loans and advances		1,551
Central banks		—
Credit institutions	6	2
Customers	10	1,549
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		41,326	34,021
Equity instruments			—
Debt instruments		—	—
Loans and advances		41,326	34,021
Central banks	6	103	—
Credit institutions	6	17,536	11,243
Customers	10	23,687	22,778
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	31	5,332	3,812
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		35,915
Equity instruments	8	1,751
Debt instruments	7	32,741
Loans and advances		1,423
Central banks		—
Credit institutions	6	185
Customers	10	1,238
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		15,129
FINANCIAL ASSETS AVAILABLE-FOR-SALE			33,809
Equity instruments	8		1,863
Debt instruments	7		31,946
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	31		25,259
FINANCIAL ASSETS AT AMORTISED COST		296,943
Debt instruments	7	24,372
Loans and advances		272,571
Central banks	6	46
Credit institutions	6	35,856
Customers	10	236,669
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,155
LOANS AND RECEIVABLES			220,019
Debt instruments	7		13,492
Loans and advances			206,527
Central banks	6		96
Credit institutions	6		31,617
Customers	10		174,814
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	31		3,532
INVESTMENTS HELD-TO-MATURITY	7		1,892
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	31		286
HEDGING DERIVATIVES	32	2,108	2,073
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		268	65
INVESTMENTS		81,734	85,428
Group entities	13	76,324	82,927
Joint ventures entities		310	302
Associated companies	13	5,100	2,199
TANGIBLE ASSETS	15	2,410	1,929
Property, plant and equipment:		2,136	1,690
For own use		1,641	1,331
Leased out under an operating lease		495	359
Investment property:		274	239
Of which: Leased out under an operating lease		274	239
Memorandum ítems:acquired in financial lease		565	574
INTANGIBLE ASSETS	16	778	225
Goodwill		583	—
Other intangible assets		195	225
TAX ASSETS	24	13,320	10,009
Current tax assets		2,993	2,240
Deferred tax assets		10,327	7,769
OTHER ASSETS		5,027	3,165
Insurance contracts linked to pensions	14	1,654	1,732
Inventories		—	—
Other	17	3,373	1,433
NON-CURRENT ASSETS HELD FOR SALE	12	2,040	1,720

TOTAL ASSETS		608,376	492,415

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the balance sheet as at 31 December 2018.

1

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

BALANCE SHEETS AS AT 31 DECEMBER 2018 AND 2017

(Millions of euros)

	Note	2018	2017 (**)
LIABILITIES (*)
FINANCIAL LIABILITIES HELD FOR TRADING		58,021	47,952
Derivatives	9	51,698	39,234
Short positions	9	6,323	8,718
Deposits		—	—
Central banks		—	—
Credit institutions		—	—
Customers		—	—
Marketable debt securities		—	—
Other financial liabilities		—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		35,079	32,314
Deposits		35,079	32,314
Central banks	18	12,377	7,913
Credit institutions	18	8,772	15,209
Customers	19	13,930	9,192
Marketable debt securities		—	—
Other financial liabilities		—	—
Memorandum ítems:subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTISED COST		430,675	327,020
Deposits		345,095	264,582
Central banks	18	48,519	25,016
Credit institutions	18	55,883	60,008
Customers	19	240,693	179,558
Marketable debt securities	20	77,095	53,058
Other financial liabilities	22	8,485	9,380
Memorandum ítems:subordinated liabilities	20 y 21	17,984	15,413
HEDGING DERIVATIVES	32	3,506	4,014
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK RATE		—	—
PROVISIONS	23	6,681	6,615
Provision for pensions and similar obligations		3,895	4,141
Other long term employee benefits		1,111	1,231
Provisions for taxes and other legal contingencies		498	316
Provisions for commitments and guarantees given		263	196
Other provisions		914	731
TAX LIABILITIES	24	1,303	1,208
Current tax liabilities		—	—
Deferred tax liabilities		1,303	1,208
OTHER LIABILITIES	17	4,344	2,725
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—

TOTAL LIABILITIES		539,609	421,848

SHAREHOLDERS’ EQUITY	26	69,226	70,717
CAPITAL		8,118	8,068
Called up paid capital	27	8,118	8,068
Unpaid capital which has been called up		—	—
Memorandum ítems: uncalled up capital		—	—
SHARE PREMIUM	28	50,993	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL	30	565	686
Equity component of compound financial instruments		—	—
Other equity instruments		565	686
OTHER EQUITY INSTRUMENTS		170	150
ACCUMULATED RETAINED EARNINGS	29	7,805	7,796
REVALUATION RESERVES		—	—
OTHER RESERVES	29	511	1,987
(-) OWN SHARES		—	—
RESULTS FOR THE PERIOD		3,301	3,006
(-) DIVIDENDS	4	(2,237)	(2,029)
OTHER COMPREHENSIVE INCOME		(459)	(150)
ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	25	(722)	(1,096)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	25	263	946

TOTAL EQUITY		68,767	70,567

TOTAL LIABILITIES AND EQUITY		608,376	492,415

MEMORANDUM ITEMS
Financial guarantees granted	31	6,508	7,212
Loans commitment granted	31	72,208	62,233
Other commitments granted	31	57,855	40,860

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

(**)	Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the balance sheet as at 31 December 2018.

2

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2018 AND 2017

(Millions of euros)

		(Debit) / Credit
	Note	2018	2017 (**)
(*)
Interest income	34	7,381	5,460
Financial assets at fair value through other comprehensive income		702	587
Financial assets at amortized cost		5,506	3,983
Other interest income		1,173	890
(Interest expense)	35	(3,860)	(3,203)
Net interest income		3,521	2,257
Dividend income	36	4,151	3,593
Commission income	37	2,853	2,282
(Commission expense)	38	(439)	(310)
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	39	516	367
Financial assets at amortized cost		12
Other financial assets and liabilities		504
Gains or losses on financial assets and liabilities held for trading, net	39	74	348
Reclassification of financial assets at fair value through other comprehensive income		—
Reclassification of financial assets at amortized cost		—
Other gains (losses)		74
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		(61)
Reclassification of financial assets at fair value through other comprehensive income		—
Reclassification of financial assets at amortized cost		—
Other gains (losses)		(61)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net	39	2	(32)
Gains or losses from hedge accounting, net	39	(28)	(11)
Exchange differences, net	40	(49)	(245)
Other operating income	41	458	302
(Other operating expenses)	41	(641)	(506)
Gross income		10,357	8,045
(Administrative expenses)		(5,472)	(4,060)
(Staff costs)	42	(2,817)	(2,109)
(Other general administrative expenses)	43	(2,655)	(1,951)
Depreciation and amortisation cost	15 &16	(313)	(193)
Provisions or reversal of provision	23	(630)	(495)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(686)	(524)
Financial assets at fair value through other comprehensive income		—
Financial assets at amortized cost		(686)
Financial assets measured at cost			(66)
Financial assets available-for-sale			(7)
Loans and receivables	10		(451)
Held-to-maturity investments			—
Impairment of investments in subsidiaries, joint ventures and associates, net	44	(79)	(273)
Impairment on non-financial assets, net		—	—
Tangible assets		—	—
Intangible assets		—	—
Others		—	—
Gains or losses on non-financial assets and investments, net	45	68	572
Negative goodwill recognised in results			—
Gains or losses on non-current assets held for sale classified as discontinued operations	12 & 46	(18)	(95)
Profit or loss before tax from continuing operations		3,385	2,977
Tax expense or income from continuing operations	24	(84)	29
Profit for the period from continuing operations		3,301	3,006
Profit or loss after tax from discontinued operations		—	—
Profit for the period		3,301	3,006

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the balance sheet as at 31 December 2018.

1

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

STATEMENTS OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2018 AND 2017

(Millions of euros)

(*)	Note	2018	2017 (**)
PROFIT FOR THE YEAR		3,301	3,006
OTHER RECOGNISED INCOME AND EXPENSES	23	(410)	(356)
Items that will not be reclassified to profit or loss		(62)	(15)
Actuarial gains/ (losses) on defined benefit pension plans		(43)	(23)
Other recognised income and expense of investments in subsidiaries, joint venture and associates		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income, net		(78)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		—
Income tax relating to items that will not be reclassified to profit or loss	24	(27)	8
Items that may be reclassified to profit or loss		(348)	(341)
Hedges of net investments in foreign operations (Effective portion)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchanges differences		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges		137	(7)
Revaluation gains or (losses)		153	(7)
Amounts transferred to income statement		(16)	—
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Financial assets available-for-sale			(625)
Revaluation gains or (losses)			(283)
Amounts transferred to income statement			(342)
Other reclassifications			—
Hedging instruments (items not designated)		—
Revaluation gains (losses)		—
Amounts transferred to income statement		—
Other reclassifications		—
Debt instruments at fair value with changes in other comprehensive income		(634)
Revaluation gains (losses)		(135)
Amounts transferred to income statement		(499)
Other reclassifications		—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Income tax related to items that may be reclassified to profit or loss	24	149	291
Total recognised income and expenses for the year		2,891	2,650

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the balance sheet as at 31 December 2018.

1

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2018 AND 2017

(Millions of euros)

(*)	Capital	Share premium	Other instruments (Other than capital)	Other equity instruments	Retained earnings	Revaluation reserves	Other reserves	(-) Own Equity shares	Result for the period	(-) Dividends	Other comprehensive income accumulated	Total
Balance as at 31/12/17 (**)	8,068	51,053	686	150	7,796	—	1,987	—	3,006	(2,029)	(150)	70,567
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(518)	—	—	—	(12)	(530)
Adjusted initial balance	8,068	51,053	686	150	7,796	—	1,469	—	3,006	(2,029)	(162)	70,037
Total recognised income and expense	—	—	—	—	—	—	—	—	3,301	—	(410)	2,891
Other changes in equity	50	(60)	(121)	20	9		(958)	—	(3,006)	(208)	113	(4,161)
Issuance of ordinary shares	50	(60)	—	—	—	—	10	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(968)	—	—	—	—	(2,237)	—	(3,205)
Purchase of equity instruments	—	—	—	—	—	—	—	(816)	—	—	—	(816)
Disposal of equity instruments	—	—	—	—	—	—	—	816	—	—	—	816
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	977	—	—	—	(3,006)	2,029	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(53)	—	—	—	—	—	—	—	(53)
Others increases or (-) decreases of the equity	—	—	(121)	73	—	—	(968)	—	—	—	113	(903)
Balance at 31/12/18	8,118	50,993	565	170	7,805	—	511	—	3,301	(2,237)	(459)	68,767

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the balance sheet as at 31 December 2018.

1

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2016 (CONTINUED)

(Millions of euros)

	Capital	Share premium	Other instruments (Other than capital)	Other equity instruments	Retained earnings	Revaluation reserves	Other reserves	(-) Own Equity shares	Result for the period	(-) Dividends	Other comprehensive income accumulated	Total
Balance as at 31/12/16 (*)	7,291	44,912	—	135	7,785	—	2,092	—	2,481	(1,667)	206	63,235
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 01/01/2017 (*)	7,291	44,912	—	135	7,785	—	2,092	—	2,481	(1,667)	206	63,235
Total recognised income and expense	—	—	—	—	—	—	—	—	3,006	—	(356)	2,650
Other changes in equity	777	6,141	686	15	11	—	(105)	—	(2,481)	(362)	—	4,682
Issuance of ordinary shares	777	6,141	—	—	—	—	6	—	—	—	—	6,924
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	686	—	—	—	—	—	—	—	—	686
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(803)	—	—	—	—	(2,029)	—	(2,832)
Purchase of equity instruments	—	—	—	—	—	—	—	(972)	—	—	—	(972)
Disposal of equity instruments	—	—	—	—	—	—	23	972	—	—	—	995
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	814	—	—	—	(2,481)	1,667	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(46)	—	—	—	—	—	—	—	(46)
Others increases or (-) decreases of the equity	—	—	—	61	—	—	(134)	—	—	—	—	(73)
Balance at 31/12/17	8,068	51,053	686	150	7,796	—	1,987	—	3,006	(2,029)	(150)	70,567

(*)	Restated balances. Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the statements of changes in total equity for the year ended 31 December 2017.

2

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

BANCO SANTANDER, S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2018 AND 2017

(Millions of euros)

(*)	Note	2018	2017 (**)
A. CASH FLOWS FROM OPERATING ACTIVITIES		10,443	15,476

Profit for the year	4	3,301	3,006
Adjustments made to obtain the cash flows from operating activities		11,576	1,823
Depreciation and amortisation charge	15 & 16	313	193
Other adjustments		11,263	1,630
Net increase/(decrease) in operating assets		(17,566)	(10,429)
Financial assets held-for-trading		(5,348)	4,829
Non-trading financial assets mandatorily at fair value through profit or loss		(767)
Financial assets designated at fair value through profit or loss		(12,600)	(8,752)
Financial assets at fair value through other comprehensive income		13,331
Financial assets available-for-sale			(4,445)
Financial assets at amortized cost		(9,298)
Loans and receivables			(2,318)
Other operating assets		(2,884)	(257)
Net increase/(decrease) in operating liabilities		13,411	21,915
Liabilities held-for-trading financial		9,017	(6,597)
Financial liabilities designated at fair value through profit or loss		3,359	17,189
Financial liabilities at amortised cost		2,982	11,854
Other operating liabilities		(1,947)	(531)
Income tax recovered/(paid)		(279)	(839)

B. CASH FLOWS FROM INVESTING ACTIVITIES		8,725	(3,823)

Payments		1,472	8,818
Tangible assets	15	459	455
Intangible assets	16	96	138
Investments	13	917	8,225
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments			—
Other payments related to investing activities		—	—
Proceeds		10,197	4,995
Tangible assets	15	160	231
Intangible assets	16	—	—
Investments	13	1,671	4,355
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities		8,366	340
Held-to-maturity investments			69
Other proceeds related to investing activities		—	—

C. CASH FLOW FROM FINANCING ACTIVITIES		(1,208)	7,101

Payments		4,763	4,554
Dividends	4	3,118	2,665
Subordinated liabilities	21	827	764
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		816	972
Other payments related to financing activities		2	153
Proceeds		3,555	11,655
Subordinated liabilities	21	2,750	2,894
Issuance of own equity instruments		—	7,072
Disposal of own equity instruments		805	1,004
Other proceeds related to financing activities		—	685

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		237	(655)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		18,197	18,099

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		33,734	15,635

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		51,931	33,734

Memorandum items
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		1,375	772
Cash equivalents at central banks		45,232	30.800
Other financial assets		5,324	2.162
Less - Bank overdrafts refundable on demand		—	—

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 50 and Appendices are an integral part of the balance sheet as at 31 December 2018.

1

Translation of annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Bank in Spain (see Notes 1 and 50). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A.

Notes to the financial statements (annual accounts) for the year ended 31 December 2018

1.	Introduction, basis of presentation of the financial statements (annual accounts) and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

The Bank’s financial statements for 2017 were approved by the shareholders at the Bank’s annual general meeting on 23 March 2018. The 2018 consolidated financial statements of the Group, the financial statements of the Bank and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, the Bank’s board of directors considers that the aforementioned financial statements will be approved without any significant changes.

In the Appendix IX, it is detailed the list of agents that assist the Bank on the performance of its business activities in Spain.

b)	Basis of presentation of the financial statements (annual accounts)

The Bank’s financial statements for 2018 were formally prepared by the Bank’s directors (at the board meeting on 26 February 2019) in accordance with Bank of Spain Circular 4/2017, taking into account the subsequent amendments to and the Spanish corporate and commercial law applicable to the Bank, using the accounting policies and measurement criteria detailed in Note 2. Accordingly, the financial statements fairly presented the Bank’s equity and financial position at 31 December 2018 and the results of its operations, of the recognised income and expenses, of the changes in equity and of cash flows in 2018. These financial statements were prepared using the Bank accounting record.

The notes to the financial statements contain supplementary information to that presented in the balance sheet, income statement, statement of recognised income and expense, statement of changes in total equity and statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issues

The following is a summary of the main applicable Bank of Spain Circulars, issued and that come into force in the financial year 2018:

Bank of Spain Circular 1/2017, of January 31, with amends Circular 5/2016, of May 27, on the calculation method so that contributions of the entities adhered to the Deposit Guarantee Fund of Credit Institutions are proportional to their risk profile; and Circular 8/2015, of December 18, to entities and branches adhered to the Deposit Guarantee Fund of Credit Institutions to determine on information to determine the calculation bases of the contribution to the Deposit Guarantee Fund of Credit Institutions. (BOE of February 9, 2018).

1

From the application of this circulars, no significant effects have been identified in the Bank’s financial statements.

Likewise, the following regulations are operating at the moment of the formulation, which effective date is after December 31, 2018:

Bank of Spain Circular 4/2017 of November 27, to credit institutions, on rules of public and reserved financial information and models of financial statements.

On December 6, 2017, Circular 4/2017, of November 27, of Bank of Spain, was published in the BOE to credit institutions, on rules of public and reserved financial information and models of financial statements. The objective of this circular is to adapt the accounting system of Spanish credit institutions to changes in the European accounting system resulting from the adoption of two new International Financial Reporting Standards (IFRS) -IFRS 15 and IFRS 9.

The main aspects contained in IFRS9 and IFRS15, to which aforementioned Circular 4/2017 is adapted, are the following:

•	IFRS 9 Financial instruments

On 1 January 2018, IFRS9 Financial instruments entered into force. IFRS9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at 1 January 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS9 has resulted in changes in the Banks’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS9 also significantly modifies other standards related to financial instruments such as IFRS7 “Financial instruments: disclosure”.

Additionally, IFRS9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS9. Entities have the option of continuing to apply IAS39 (also included in Bank of Spain Circular 4/2004 and subsequent amendments) with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Bank applies IAS39 in hedge accounting.

For breakdowns of the notes, according to the regulations in force, the amendments relating to IFRS7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

2

The following breakdowns relate to the impact of the adoption of Bank of Spain Circular 4/2017 in the Bank:

a)	Classification and measurement of financial instruments

The following table shows a comparison between Bank of Spain Circular 4/2004 and subsequent amendments as of December 31, 2017 and Bank of Spain Circular 4/2017 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of Bank of Spain Circular 4/2017 regarding classification and measurement (without impairment), as well as its book value:

	Circular 4/2004 (31/12/2017)		Circular 4/2017 (01/01/2018)
Balance	Portfolio	Book value Banco Santander, S.A. (Million of euros)	Portfolio	Book value Banco Santander, S.A. (Million of euros)	Book value Merger Effect (Million of euros) (*)	Book value Banco Santander, S.A. (after merger) (Million of euros)
Equity instruments	Financial assets available for sale (including those that were valued at cost at December)	51	Non-trading financial assets mandatorily at fair value through profit or loss	79	8	87
			Financial assets at fair value through other comprehensive income	—	186	186
Debt instruments	Loans and receivables	306	Non-trading financial assets mandatorily at fair value through profit or loss	284	80	364
			Financial assets at fair value through other comprehensive income	23	484	507
	Financial assets available for sale	395	Non-trading financial assets mandatorily at fair value through profit or loss	17	1	18
			Financial assets at amortized cost	165	—	165
			Financial assets held for trading	203	—	203
	Investments held-to-maturity	1,892	Financial assets at amortized cost	1,881	—	1,881
Loans and advances	Loans and receivables	2,955	Non-trading financial assets mandatorily at fair value through profit or loss	2,379	137	2,516
			Financial assets at fair value through other comprehensive income	574	—	574

(*)	See further detail Note 1.d and Note 1.i.

3

b)	Reconciliation of impairment provisions from Bank of Spain Circular 4/2004 and subsequent amendments to Bank of Spain Circular 4/2017

The following table shows a comparison between Bank of Spain Circular 4/2004 and subsequent amendments as of December 31, 2017 and Bank of Spain Circular 4/2017 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of Bank of Spain Circular 4/2017:

	EUR million
	Banco Santander, S.A.			Merger Effect (*)	Banco Santander, S.A. (after merger)
	Circular 4/2004 31-12-2017	Impairment impact	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018
Financial assets at amortized cost	4,720	385	5,105	4,780	9,885
Loans and advances	4,632	385	5,017	4,780	9,797
Debt instruments	88	—	88	—	88
Financial assets at fair value through other comprehensive income	—	—	—	3	3
Debt instruments	—	—	—	3	3
Commitments and guarantees granted	195	12	207	122	329

Total	4,915	397	5,312	4,905	10,217

(*)	See further detail Note 1.d and Note 1.i.

Additionally, there is not an impairment impact on Investments in joint ventures and associates.

4

c)	Balance sheet reconciliation from Bank of Spain Circular 4/2004 and subsequent amendments to Bank of Spain Circular 4/2017

The following table shows in detail the reconciliation the consolidated balance sheet under Bank of Spain Circular 4/2004 and subsequent amendments as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted Bank of Spain Circular 4/2017:

	Banco Santander, S.A.				Banco Santander, S.A.	Merger Effect (***)	Banco Santander, S.A. (after merger)
ASSETS (EUR million)	Circular 4/2004 31-12-2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018
Cash, cash balances at central banks and other deposits on demand	33,734	—	—	—	33,734	10,078	43,812
Financial assets held for trading	64,326	—	203	—	64,529	948	65,477
Derivatives	38,894	—	—	—	38,894	982	39,876
Equity instruments	10,168	—	—	—	10,168	0	10,168
Debt instruments	15,242	—	203	—	15,445	(34)	15,411
Loans and advances	22	—	—	—	22	—	22
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	2,759	—	2,759	226	2,985
Equity instruments		—	79	—	79	8	87
Debt instruments		—	301	—	301	81	382
Loans and advances		—	2,379	—	2,379	137	2,516
Financial assets designated at fair value through profit or loss	34,021	—	—	—	34,021	(5,295)	28,726
Equity instruments	—	—	—	—
Debt instruments	—	—	—	—	—	—	—
Loans and advances	34,021	—	—	—	34,021	(5,295)	28,726
Financial assets at fair value through other comprehensive income		33,363	597	—	33,960	15,286	49,246
Equity instruments		1,812	—	—	1,812	128	1,940
Debt instruments		31,551	23	—	31,574	15,158	46,732
Loans and advances			574	—	574	—	574
Financial assets available-for-sale	33,809	(33,363)	(446)	—
Equity instruments	1,863	(1,812)	(51)	—
Debt instruments	31,946	(31,551)	(395)	—
Financial assets at amortized cost		216,578	2,046	(385)	218,419	69,606	288,025
Debt instruments		13,186	2,046	—	15,232	38	15,270
Loans and advances		203,572	—	(385)	203,187	69,568	272,755
Loans and receivables	220,019	(216,758)	(3,261)	—
Debt instruments	13,492	(13,186)	(306)	—
Loans and advances	206,527	(203,572)	(2,955)	—
Investments held to maturity	1,892	—	(1,892)	—
Investments	85,428	—	—	—	85,428	(4,236)	81,192
Other assets (**)	19,186	—	—	119	19,304	14,795	34,100

TOTAL ASSETS	492,415	—	6	(266)	492,155	101,408	593,563

(*)	Due to the entry into force of Bank of Spain Circular 4/2017.
(**)

Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

(***)	See further detail Nota 1.d and Note 1.i.

5

	Banco Santander, S.A.				Banco Santander, S.A.	Merger effect – (***).	Banco Santander, S.A. (after merger)
LIABILITIES (EUR million)	Circular 4/2004 31-12-2017	Naming modifications	Classification and measurement impact	Impairment impact	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018
Financial liabilities held for trading	47,952	—	—	—	47,952	1,052	49,004
Derivatives	39,234		—		39,234	1,052	40,286
Short positions	8,718	—	—	—	8,718	—	8,718
Deposits	—	—	—	—	—	—	—
Debt instruments issued	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	32,314	—	—	—	32,31 4	-593	31,721
Deposits	32,314	—	—	—	32,314	-593	31,721
Debt instruments issued	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities at amortized cost	327,020	—	—	—	327,020	98,091	425,111
Deposits	264,582	—	—	—	264,582	87,211	351,793
Debt instruments issued	53,058	—	—	—	53,058	9,948	63,006
Other financial liabilities	9,380	—	—	—	9,380	932	10,312
Hedging derivatives	4,014	—	—	—	4,014	737	4,751
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	—	—	—	—	—
Provisions	6,615	—	—	12	6,627	1,185	7,812
Commitments and guarantees given	196	—	—	12	208	122	330
Other provisions (*)	6,419	—	—	—	6,419	1,063	7,482
Rest of liabilities (**)	3,933	—	2	1	3,936	1,221	5,157

TOTAL LIABILITIES	421,848	—	2	13	421,863	101,693	523,556

(*)

Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities).

(**)	Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non current assets held for sale.
(***)	See further detail Note 1.d and Note 1.i.

6

	Banco Santander, S.A.				Banco Santander, S.A.	Merger effect – (**).	Banco Santander, S.A. (after merger)
EQUITY (EUR million)	Circular 4/2004 31-12-2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018	Circular 4/2017 01-01-2018
Shareholders’ equity	70,717		16	(279)	70,454	(397)	70,057
Capital	8,068		—	—	8,068	—	8,068
Share premium	51,053		—	—	51,053	—	51,053
Equity instruments issued other than capital	686		—	—	686	(161)	525
Other equity	150		—	—	150	—	150
Accumulated retained earnings	7,796		—	—	7,796	—	7,796
Revaluation reserves	—		—	—	—	—	—
Other reserves (***)	1,987		16	(279)	1,724	(237)	1,487
(-) Own shares	—		—	—	—	—	—
Profit attributable to shareholders’ of the parent	3,006		—	—	3,006	1	3,007
(-) Interim dividends	(2,029)		—	—	(2,029)	—	(2,029)
				—	—	—	—
Other comprehensive income	(150)		(12)	—	(162)	111	(51)
Items not reclassified to profit or loss	(1,096)	442	10	—	(644)	(4)	(648)
Actuarial gains or losses on defined benefit pension plans	(1,096)		—	—	(1,096)	(3)	(1,099)
Non-current assets and disposable groups of items that have been classified as held for sale	—		—	—	—	—	—
Share in other recognised income and expenses of investments in joint ventures and associates	—		—	—	—	—	—
Other valuation adjustments	—		—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		442	10	—	452	(1)	451
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income			—	—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk			—	—	—	—	—
Items that may be reclassified to profit or loss	946	(442)	(22)	—	482	115	597
Hedge of net investment in foreign operations (effective part)	—		—	—	—	—	—
Exchange differences	—		—	—	—	—	—
Hedging derivatives. Cash flow hedges (effective part)	—		—	—	—	(56)	(56)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		498	(16)	—	482	171	653
Hedging instruments (items not designated)			—	—	—	—	—
Financial assets available for sale	946	(940)	(6)	—
Debt instruments	498	(498)	—	—
Equity instruments	448	(442)	(6)	—
Non-current assets	—		—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	—		—	—	—	—	—
Non controlling interests	—		—	—	—	—	—
Other comprehensive income	—		—	—	—	—	—
Other elements	—		—	—	—	—	—

EQUITY	70,567	—	4	(279)	70,292	(286)	70,006

TOTAL EQUITY AND LIABILITIES	492,415		6	(266)	492,155	101,407	593,562

(*)	Due to the entry into force of Bank of Spain Circular 4/2017.
(**)	See further detail Note 1.d and Note 1.i.
(***)

The impact recorded in Other reserves under merger effect for a negative amount of 237 million euros is broken down into a negative amount of 255 million euros corresponding to the entry into force of Circular 4/2017

Bank	of Spain and a positive amount of 18 million euros for merger reserves.

7

•

IFRS15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after 1 January 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS18, Revenue; IAS11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when as the entity satisfies a performance obligation.

•	Clarifications to IFRS15 income coming from contracts with clients.

Given that IFRS15 does not apply to financial instruments and other contractual rights or obligations under the scope of IFRS9, no significant effects derive from the application of the aforementioned Accounting Standard and its clarifications in the Bank’s financial statements

Also, at the date of preparation of these financial statements, the following amendments with an effective date subsequent to 31 December 2018 were in force:

Circular 2/2018, of December 21, of the Bank of Spain, by which Circular 4/2017, of November 27, is modified to credit institutions, on rules of public and reserved financial information, and financial statement models , and Circular 1/2013 of May 24, about Risk Information Center. (BOE December, 28): The main objective of this Circular is to adopt Circular 4/2017, of November 27, to credit entities, on public and reserved financial information standards, and financial statement models, to the Regulation (EU ) 2017/1986 of the Commission, of October 31, 2017, amending Regulation (EC) No. 1126/2008, adopting certain International Accounting Standards in accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council, with regard to the International Financial Reporting Standard (IFRS-EU) 16, on leases. It should also be mentioned that this circular also modifies Circular 1/2013, of May 24, on the Risk Information Center (CIR), incorporating minor changes in order to introduce clarifications and improvements.

The main aspects contained in IFRS 16, to which the aforementioned Circular 2/2018 is adapted, are the following:

•

IFRS16 Leasings substitutes IAS17, IFRIC (International Financial Reporting Interpretation Committee) 4, SIC (Standard Interpretations Committee)-15 and SIC-27. It was adopted by the European Union on 31 October 2017 through the Regulation (EU) 2017/1986.

IFRS16 (effective for annual periods beginning on or after 1 January 2019, with an early adoption option that the Bank establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of reporting information that faithfully represents the lease transactions. IFRS16 provides a single accounting model for the lessee, whereby the lessee must recognise the assets by right of use and the corresponding lease liabilities of all the lease contracts, unless the lease term is 12 months or less or the underlying asset is of low value.

Transition

The criteria established by the Standard for the registration of the lease contracts will be applied in a retrospective modified way adjusting the opening balance on the first day of application ( 1st of January 2019). The Bank, has decided to apply the practical solution allowed by the Standard of not evaluating in the first application of the contracts are or contain a lease (under the new definition), and therefore, the IFRS16 will only apply to those contracts that were previously identified as lease contracts.

The Group has estimated an impact due to the first standard adoption on the ordinary capital ratio (Common Equity Tier 1 – CET 1) fully loaded of -20 b.p. Likewise, it is estimated that assets with the right to use will be approximately recognised by an amount of EUR 6.7 thousand million, of which EUR 4.24 thousand millions correspond to Banco Santander, S.A.

8

The main causes of this impact are the requirements of registration of the asset with the right to use derived from all the lease contracts active during the first application. Thus, the impact being greater for the Bank leased properties.

The following are the main policies, estimates and criteria for the application of IFRS16 currently defined by the Bank for its practical adoption:

•

Lease term: in general, the lease term of each contract will coincide with the initial term established. With regard to property contracts, in certain cases the possible consideration of exercising extension or early cancellation options has been evaluated, based mainly on market factors specific to each asset in each geography.

•

Discount rate: taking into account that the Bank has opted to apply the modified standard retrospectively, the discount rate used in transition will be the lessee’s incremental borrowing rate at this date. For these purposes, the entity has calculated this incremental interest rate taking as a reference the quoted debt instruments issued by the Bank. In this regard, the Bank has estimated different interest rate curves based on the currency and economic environment in which the contracts are located.

•

Practical exemptions in transition: the Bank has considered the practical solutions defined in paragraph C10 of the standard in the application of the modified retrospective method. This application was made on a contract-by-contract basis, and none of the exemptions were generally applied.

Strategy of implementation of the IFRS 16 and governance

The Bank established a global project and multidisciplinary with the objective of adapting its processes to the new Standard of accounting of the lease contracts, granting that said processes are adopted in a homogenous way in all the units of the Bank, and at the same time, to the particularities of each unit.

Thus, the Bank has worked since 2017 in the analysis and identification of the contracts affected by the Standard, as well as the definition of the main technical criteria that affects the accounting of the lease contracts.

With respect to the structure of the project’s governance, the Bank has established a periodic meeting of the direction of the project, and a team in charge of granting the participation of the responsible teams and coordination with all the geographies.

Main steps and milestones of the project

In relation to the entry of this new Standard, the Bank reported in the interim condensed financial statements as of 30 June 2018 the progress to that date of the implementation plan of the same.

The Bank has prepared the accounting policy and a methodological framework that has been the benchmark for the development of the implementation carried out in the different local units. The internal regulation has been approved under the relevant corporate bodies before the entry into force of the Standard.

Likewise, the corporate development of the control model over the registration process of the lease contracts is complete, both in transition and once the Standard is applied. The proposed model includes a reference design of the controls to be employed in the new developments made for the implementation of the Standard.

All accounting policies and measurement bases with a material effect on the financial statements for 2018 were applied in their preparation.

c)	Use of critical estimates

The Banks’ results and the determination of equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the financial statements. The main accounting policies and measurement bases are set forth in Note 2.

9

In the financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•

The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 8, 10, 12, 13, 15 and 16);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 23);

•	The useful life of the tangible and intangible assets (see Notes 15 and 16);

•	The measurement of goodwill arising (see Note 16);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 23).

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 18, 19 and 20).

•	The recoverability of deferred tax assets (see Note 24).

Although these estimates were made on the basis of the best information available at 2018 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.

d)	Comparative information

As mentioned on Note 1.b), in order to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS9, on 6 December 2017, Circular 4/2017, of 27 November, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as of 1 January 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS9. Information corresponding to the year ended 31 December 2017, has not been restated under this Circular.

As allowed by the regulation itself, the Bank has chosen not to restate the comparative financial statements, and the information relating to the year ended on December 31, 2017, has not been reworked under these criteria, so that it is not comparative. Although, in Note 1.b), a balance reconciliation is included as of December 31, 2017 under Circular 4/2004 and subsequent amendments and the corresponding balances as of January 1, 2018 under Circular 4/2017 of Bank of Spain where the effect of the first application of this Circular is broken down.

Therefore, the information for the year 2017 contained in these notes to the financial statements is presented with the information relating to 2018 for comparative purposes only, except as mentioned above in relation to the application of IFRS9, the application of the new requirements of Circular 4/2017 of Bank of Spain (see note 1.b).

Additionally, as detailed in section i) of this Note, with accounting effects, January 1, 2018, the merger by absorption of Banco Popular Español, S.A.U. (previous merger by absorption of Banco Popular Español, S.A.U. with Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U with accounting effects January 1, 2018), Santander Investment Bolsa, Sociedad de Valores, S.A.U. and Popular de Renting, S.A.U. Although section i) of this Note presents the balances contributed by these companies prior to the eliminations of internal transactions between said entities and the Bank, in order to facilitate the comparison of the information corresponding to the composition of the main items of the balance sheet and its variation during the year, are included in the corresponding Notes the balances that the different items of the Bank would present on January 1, 2018, once the main effects of the aforementioned mergers are included in their own balances.

10

e)	Capital management

i.	Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit-are generated, analysed and reported to the relevant governing bodies on a regular basis.

Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group; at the same time the Group assesses, also in the various scenarios, whether it meets the regulatory capital ratio requirements.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which the Group is subject.

On 26 June 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015 and Bank of Spain Circular 2/2016, was completed the adaptation to the Spanish law.

The CRR came into force immediately, establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially deferred tax assets calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The review of the existing capital regulatory framework (CRR/CRD IV) by European governing bodies is being finalised. The new framework (CRR II/CRDV), which is expected to be approved at the beginning of 2019, incorporates different Basel standards such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk, the SA-CCR for the calculation of the EAD for counterparty risk or the interest rate risk in the Banking Book (IRRBB). It also introduces modifications related to the treatment of central counterparties, MDA, Pillar 2, leverage ratio and Pillar 3 among others.

11

The most relevant initiative is the implementation of the TLAC Term Sheet established at international level by the FSB (Financial Stability Board) within the European capital framework, called MREL (Minimum requirement of Eligible Liabilities) in such a way that systemic entities will have to comply with the requirements of MREL in Pillar 1. Within this package of modifications, the modification of the Resolution Directive (BRRD) is also included, replacing it with the BRRD II where MREL requirements are established for Pillar 2 for all resolution entities, whether systemic or not, where the resolution authority will decide on a case-by-case basis the requirements.

The Single Resolution Board’s MREL policy for 2017 was based on a step-by-step approach to achieve the MREL target level within several years, and non-compliance could result in the consideration that the entity cannot be resolved. In relation to the subordination requirement, the Single Resolution Board considered that entities of global systemic importance (G-SIIs) have to meet, as a minimum, a level of subordination equal to 13.5% of the RWA plus the combined buffer requirement.

In 2018 the SRB has set target requirements for MREL at a consolidated level based on the 2017 policy. These objectives are established for each resolution group, either in MPE (Multiple Point of Entry) strategies as in the case of the Group, or in SPE (Single Point of Entry) strategies.

At 31 December 2018 the Group met the minimum capital requirements established by current legislation (See Note 49).

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

The Group continues adopting, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adoption of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2018 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

The Group has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States.

During 2018, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and specialised financing (Slotting) in Chile, mortgages and most revolving portfolio of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorised to use its internal model for market risk for its treasury trading activities in the UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, the Group uses the standardised approach provided for the CRR. On 2018 the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level in Banco Santander México, S.A., Institucion de Banca Múltiple, Grupo Financiero Santander México, in addition to the approval obtained in 2016 in Brazil.

f)	Environmental impact

In view of the business activities carried on by the Bank entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these financial statements.

12

g)	Customer Care Service Annual Report

As required by the Article 17 of Ministry of Economy Order ECO/734/2004, of 11 March, on the services and departments of Customer Service and the Customer Ombudsmen of Financial Institutions, the annual report presented by the Head of the department to the board meeting held on March 2019 is summarised in the directors’ report.

h)	Deposit Guarantee Fund and Resolution Fund

a)	Deposit Guarantee Fund

The Bank participates in the Deposit Guarantee Fund (“the DGF”). The annual contribution to be made by the entities to this fund, established by Royal Decree - Law 16/2011 of October 14, by which the DGF is created in accordance with the wording given by the Tenth Final Disposition of Law 11/2015 of June 18 on Recovery and Resolution of credit institutions and investment services companies (in force since June 20, 2015), is determined by the Management Committee of the DGF and is established based on the guaranteed deposits of each entity and its risk profile. The annual contribution to be made by the entities to this fund is determined by the Management Committee of the FGD, and consists of the contribution based on the guaranteed deposits of each entity corrected for its risk profile, which includes the phase of the economic cycle and the impact of pro-cyclical contributions, according to section 3 of article 6 of the Royal Decree-Law 16/2011.

The purpose of the FGD is to guarantee deposits with credit institutions up to the limit established in the mentioned Royal Decree-Law. The expense incurred by the contributions accrued to this organism in the year 2018 has amounted to 224 million euros (154 million euros in the year 2017), which are recorded under Other operating expenses in the profit and loss account attached (see Note 41).

b)	National Resolution Fund.

In 2015 Royal Decree 1012/2015 of November 6 was published. It develops Law 11/2015 of June 18 on Recovery and Resolution of credit institutions and investment services companies, and it amended Royal Decree 2606/1996 of December 20 on Deposit Guarantee Funds of entities of credit. The above mentioned Law 11/2015 regulates the creation of the National Resolution Fund whose financial resources should reach, before December 31, 2024, at least 1% of the amount of deposits guaranteed through contributions from credit institutions and service companies established in Spain. The details of how to calculate the contributions to this Fund are regulated by Commission Delegated Regulation (EU) 2015/63 of 21 October 2014 and it is calculated by the Ordinary Banking Order Fund (“FROB”) on a basis to the information provided by each entity.

c)	Single Resolution Fund

In this respect, on 1 January 2016, the FUR introduced by Regulation (EU) No 806/2014 of the European Parliament and of the Council entered into force. The rules governing the banking union establish that banks will pay contributions to the FUR over eight years.

The competence of the calculation of the contributions that must be made by credit institutions and investment firms to the FUR corresponds to the JUR. From 2016 these contributions are based on: (a) a flat-rate contribution (or annual base contribution) pro rata of the liabilities of each entity excluding own resources and deposits with coverage with respect to total liabilities and excluding the liabilities own funds and deposits covered by all entities authorized in the territory of the participating member states; and based on (b) a risk-adjusted contribution based on the criteria laid down in Article 103 (7) of Directive 2014/59 / EU, taking into account the principle of proportionality and without creating distortions between banking sector structures in the Member States. The amount of this contribution is accrued annually from 2016.

The expenses incurred by contributions to the National Resolution Fund and to the Single Resolution Fund in 2017 amounted to EUR 237 million (2017: EUR 181 million) and they are recognised under Other operating expenses in the accompanying income statement (see Note 41).

13

i)	Merger by absorption

(a) Merger by absorption between Banco Popular Español, S.A.U. (absorbing company) and Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. (as absorbed companies) and, subsequently, merger by absorption between Banco Santander, S.A. (absorbing company) and Banco Popular Español, S.A.U. (as absorbed company).

On April 23, 2018 the members of the Board of Directors of Banco Popular Español, S.A.U., Banco Pastor, S.A.U. and Popular Banca Privada S.A.U. drafted and approved the common merger project between Banco Popular Español, S.A.U. (as absorbing company) and Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. (as absorbed companies).

Also, with the same date, the approval of the common merger project between Banco Santander, S.A. (as an absorbing company) and Banco Popular Español, S.A.U. (as absorbed company) by the Boards of Directors of both companies. This merger was conditioned, in addition to the obtaining of the usual regulatory authorizations in this type of transaction, prior to the registration of the Subsidiaries Fusion.

Under the provisions of articles 49.1 and 51 of Law 3/2009, of April 3, on structural modifications of commercial companies (“LME”), it was not necessary to approve any of the two merger operations described by the boards of shareholders or sole shareholders, as the case may be, of the participating companies in the corresponding merger, as the entities being fully absorbed by the respective absorbing companies are shareholders, and the shareholders of these companies are not invited to the meeting in accordance with the provisions of article 51 of the LME.

Likewise, the aforementioned transactions constitute mergers of those regulated in article 76.1.c) of Law 27/2014, of November 27, on Corporation Tax (“LIS”). The information required in article 86.1 of the aforementioned Law with respect to each of the two mergers is incorporated into this report (Annex VII).

Once the required authorization has been obtained from the Ministry of Economy and Business for each of the mergers (additional provision twelfth Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions), as well as the remaining regulatory authorizations to which each merger was conditioned:

i.

On September 20, 2018, a merger deed was issued between Popular, Pastor and Popular BP, which was filed for registration with the Madrid Mercantile Registry on the same date and was registered on September 24, 2018. As a result , on the occasion of the registration of the Merger of Subsidiaries, and with an effective date on September 20, 2018, there was the extinction without liquidation of Pastor and Popular BP and the en bloc transmission of all of their respective patrimonies to Popular, that acquired them by universal succession and without solution of continuity.

ii.

Also on September 20, 2018, the merger deed between Banco Santander and Popular was granted, which was presented for registration in the Mercantile Registry of Cantabria on September 26, 2018 and was registered on the 28th of that same month. Consequently, on the occasion of the registration of this merger, and with an effective date of September 26, 2018, the extinction without liquidation of Popular occurred and the block transfer of all of its assets to Banco Santander, which acquired it by universal succession and without continuity solution.

Given that the companies absorbed in both operations were wholly owned by the absorbing entities, in accordance with article 49.1, in relation to article 26 of the LME, capital increases were not necessary. Acquired effectiveness of these mergers in the respective dates indicated above, all the shares of the absorbed companies were fully amortized, extinguished and cancelled.

The merger balances in both transactions, for the purposes of Spanish legislation, were included in the financial statements for the year ended December 31, 2017, drawn up by the administrative bodies of each of the participating companies in the corresponding merger and duly verified by their respective auditors.

In accordance with the accounting regulations applicable, for accounting purposes, each of the mergers was set on January 1, 2018 as the date from which the operations of the absorbed companies were to be considered by the Absorbing societies.

14

Furthermore, pursuant to article 89.1 of the LIS, both mergers were subject to the tax regime established in chapter VII of title VII and in the second additional provision of the LIS, as well as in article 45, paragraph IB10 of the Royal Legislative Decree 1/1993, of September 24, approving the Revised Text of the Tax on Patrimonial Transmissions and Documented Legal Acts.

Below are the balance sheets of the absorbed companies as of December 31, 2017:

ASSETS (EUR million)	Banco Popular 31-12-2017 (Circular 4/2004)	Banco Pastor 31-12-2017 (Circular 4/2004)	Popular Banca Privada 31-12-2017 (Circular 4/2004)
Cash, cash balances at central banks and other deposits on demand	8,784	1,320	345
Financial assets held for trading	1,142	32	—
Derivatives	1,142	32	—
Equity instruments	—	—	—
Debt instruments	—	—	—
Loans and advances	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Equity instruments	—	—	—
Debt instruments	—	—	—
Loans and advances	—	—	—
Financial assets available-for-sale	14,619	27	464
Equity instruments	190	—	4
Debt instruments	14,429	27	460
Loans and receivables	72,598	8,629	156
Debt instruments	857	—	—
Loans and advances	71,741	8,629	156
Investments held to maturity	—	—	—
Investments	1,819	2	4
Other assets	14,175	240	34

TOTAL ASSETS	113,137	10,250	1,003

LIABILITIES (EUR million)	Banco Popular 31-12-2017	Banco Pastor 31-12-2017	Popular Banca Privada 31-12-2017
Financial liabilities held for trading	1,210	32	—
Derivatives	1,210	32	—
Short positions	—	—	—
Deposits	—	—	—
Debt instruments issued	—	—	—
Other financial liabilities	—	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—
Deposits	—	—	—
Debt instruments issued	—	—	—
Other financial liabilities	—	—	—
Financial liabilities at amortized cost	103,366	9,801	869
Deposits	92,366	9,775	866
Debt instruments issued	10,121	—	—
Other financial liabilities	879	26	3
Hedging derivatives	724	—	21
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	—
Provisions	1,112	48	13
Commitments and guarantees given	102	8	—
Other provisions	1,010	40	13

Rest of liabilities	936	38	22

TOTAL LIABILITIES	107,348	9,919	925

15

EQUITY (EUR million)	Banco Popular 31-12-2017	Banco Pastor 31-12-2017	Popular Banca Privada 31-12-2017
Shareholders’ equity	5,836	329	71
Capital	3,420	301	23
Share premium	4,144	205	—
Equity instruments issued other than capital	—	—	—
Other equity	—	—	—
Accumulated retained earnings	3,440	45	50
Revaluation reserves	—	—	—
Other reserves	8,427	-17	—
(-) Own shares	—	—	—
Profit attributable to shareholders’ of the parent	-13,595	-205	-2
(-) Interim dividends	—	—	—
	-47	2	7
Other comprehensive income	-18	—	—
Items not reclassified to profit or loss	-18	—	—
Actuarial gains or losses on defined benefit pension plans	—	—	—
Non-current assets and disposable groups of items that have been classified as held for sale	—	—	—
Share in other recognised income and expenses of investments in joint ventures and associates	—	—	—
Other valuation adjustments	-29	2	7
Items that may be reclassified to profit or loss	—	—	—
Hedge of net investment in foreign operations (effective part)	—	—	—
Exchange differences	-56	—	—
Hedging derivatives. Cash flow hedges (effective part)	27	2	7
Financial assets available for sale	25	—	7
Debt instruments	2	—	—
Equity instruments	—	—	—
Non-current assets	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	—	—	—
Non controlling interests	—	—	—
Other comprehensive income	—	—	—
Other elements	—	—	—

PATRIMONIO NETO	5,789	331	78

TOTAL PASIVO Y PATRIMONIO NETO	113,137	10,250	1,003

In accordance with the provisions of the applicable regulations, as a result of the accounting record of these merger transactions by absorption carried out by the Bank in the year 2018, an increase in the Bank’s voluntary reserves in said fiscal year has been shown. million euros (Note 29), corresponding to the difference between 6,880 million euros due to the decrease in the interest in Banco Popular Español, SAU and 6,898 million of the consolidated net value of the assets and liabilities included in the Bank’s balance sheet from the absorbed companies.

Santander Investment Bolsa, Sociedad de Valores, S.A.U.

On April 23, 2018 the members of the Boards of Directors of Banco Santander, S.A. and Santander Investment Bolsa, Sociedad de Valores, S.A.U. (“SIBSV”) drafted and approved the common merger project between Banco Santander (as absorbing company) and SIBSV (as absorbed company).

Under the provisions of articles 49.1 and 51 of the LME, it was not necessary to approve the aforementioned merger by the sole shareholder of SIBSV, as it is wholly owned by Banco Santander, nor by the shareholders’ meeting of Banco Santander, as it does not require it its shareholders in accordance with the provisions of article 51 of the LME.

Likewise, the operation described here constitutes a merger of those regulated in article 76.1.c) of the LIS. The information required in article 86.1 of the aforementioned Law with respect to the merger between Banco Santander and SIBSV is incorporated into this report (Annex VIII).

16

Once the required authorization has been obtained from the Ministry of Economy and Business (additional provision twelfth of Law 10/2014, of June 26, on the supervision and solvency of credit institutions), as well as of the National Securities Market Commission (article 149, by reference of article 159, of the Consolidated Text of the Securities Market Law), on November 23, 2018 the corresponding merger deed was granted, which was submitted for registration and was registered in the Mercantile Registry of Cantabria on December 3, 2018. Consequently, on the occasion of the registration of this merger, and with effect date on December 3, 2018, the extinction without liquidation of SIBSV occurred and the block transfer of all of its assets Banco Santander, which acquired it by universal succession and without continuity solution. Given that the absorbed company was wholly owned by Banco Santander, in accordance with article 49.1, in relation to article 26 of the LME, the Bank did not increase capital. Acquisition of the merger with the aforementioned date of effects, all the shares of SIBSV were fully amortized, extinguished and cancelled.

The following were considered as merger balances, for the purposes of Spanish legislation, those included in the financial statements for the year ended December 31, 2017, formulated by the boards of directors of Banco Santander and SIBSV and duly verified by their respective auditors.

In accordance with the provisions of the applicable accounting regulations, for accounting purposes, January 1, 2018 was set as the date from which the operations of SIBSV were to be considered by Banco Santander.

In accordance with article 89.1 of the LIS, the merger described here was subject to the fiscal regime established in chapter VII of title VII and in the second additional provision of the LIS, as well as in article 45, paragraph IB) 10. of the Royal Legislative Decree 1/1993, of September 24, approving the Revised Text of the Tax on Patrimonial Transmissions and Documented Legal Acts.

The following is the balance sheet of SIBSV as of December 31, 2017 (in thousands of euros):

Santander Investment Bolsa, Sociedad de Valores S.A

(in thousand of euros)

ASSETS	2017
Negotiation portfolio	169
Financial assets available for sale	2
Credit investments	174,491
Active material	40
Intangible asset	747
Tax assets	2,481
Other assets	64,995

TOTAL ASSETS	242,925

LIABILITIES AND EQUITY	2017
Financial liabilities at amortized cost	2,862
Provisions	3,213
Tax liabilities	72
Remains of liabilities	38,514
TOTAL LIABILITIES	44,661

OWN FUNDS	198,378
Capital	24,882
Issuance premium	51,196
Reservations	1,175,971
Result of the excersice	6,329
Adjustments by Valuation	(114)
TOTAL EQUITY	198,264

TOTAL LIABILITIES AND EQUITY	242,925

In application of the applicable regulations, as a consequence of the accounting record of this operation of merger by absorption indicated above carried out by the Bank in the year 2018, an increase in the Bank’s voluntary reserves was shown in said financial year. 1 million euros due to the decrease in the shareholding in the absorbed company (Note 29).

17

Popular de Renting, S.A.U.

On June 25, 2018 the members of the Boards of Directors of Banco Santander, S.A. and Popular de Renting, S.A.U. (“Popular Renting”) drafted and approved the common merger project between Banco Santander (as absorbing company) and Popular Renting (as absorbed company).

Under the provisions of articles 49.1 and 51 of the LME, it was not necessary to approve the aforementioned merger by the sole shareholder of Popular Renting, as it is wholly owned by Banco Santander, nor by the shareholders’ meeting of Banco Santander, as it is not require its shareholders in accordance with the provisions of article 51 of the LME.

Likewise, the operation described here constitutes a merger of those regulated in article 76.1.c) of the LIS. The information required in article 86.1 of the aforementioned Law with respect to the merger between Banco Santander and Popular Renting is incorporated into this report (Annex VIII).

Once the required authorization has been obtained from the Ministry of Economy and Business (additional provision twelfth of Law 10/2014, of June 26, on the supervision and solvency of credit institutions), on December 18, 2018, the corresponding deed was granted of merger, which was submitted for registration in the Mercantile Registry of Cantabria on December 28, 2018 and was registered on January 8, 2019. As a result, on the occasion of the registration of this merger, and with effect date 28 December 2018, there was the extinction without liquidation of Popular Renting and the block transfer of all its assets to Banco Santander, which acquired it by universal succession and without interruption. Given that the absorbed company was wholly owned by Banco Santander, in accordance with article 49.1, in relation to article 26 of the LME, the Bank did not increase capital. Acquisition of the merger with the aforementioned effects date, all of Popular Renting’s shares were fully amortized, extinguished and cancelled.

The following were considered as merger balances, for purposes of Spanish legislation, those included in the financial statements for the year ended December 31, 2017, formulated by the boards of directors of Banco Santander and Popular Renting and duly verified by their respective auditors.

In accordance with the applicable accounting regulations, for accounting purposes, January 1, 2018 was set as the date from which the Popular Renting transactions were to be considered by Banco Santander.

In accordance with article 89.1 of the LIS, the merger described here was subject to the fiscal regime established in chapter VII of title VII and in the second additional provision of the LIS, as well as in article 45, paragraph IB) 10. of the Royal Legislative Decree 1/1993, of September 24, approving the Consolidated Text of Transfer Tax and Documented Legal Acts.

The following is the balance sheet of Popular de Renting, S.A.U. as of December 31, 2017 (in thousands of euros):

Popular de Renting S.A

(in thousand of euros)

ASSETS	2017
NON-CURRENT ASSETS	60,838

Long-term financial investments	60,838
CURRENT ASSETS	4,420

Commercial debts and others bills to receive the pay,	293
Short-term financial investments	3,445
Short-term accruals	681
Cash and other equivalent liquid assets	409

TOTAL ASSETS	65,258

LIABILITIES AND EQUITY	2017
EQUITY	8,043

Own funds	8,043
Capital	3,005
Reservations	2,480
Results of past exercises	1,382
Result of the exercise	1,176
NON-CURRENT LIABILITIES	2,795

Long term debts	2,795
CURRENT LIABILITIES	54,420

Short-term provisions	56
Short term debts,	1,330
Debts with group companies and short-term associates	51,254
Commercial debitors and other accounts payable	1,377
Short-term accruals	403

TOTAL EQUITY AND LIABILITIES	65,258

18

In application of the provisions of the applicable regulations, as a result of the accounting record of this operation of merger by absorption indicated above carried out by the Bank in the year 2018, no change in the Bank’s voluntary reserves was shown in that year due to the decrease in the share in the absorbed company (Note 29).

•

Merger by absorption between Banco Santander, S.A. (absorbing company) and (a) Santander Finance Capital, S.A.U., Santander Finance Preferred, S.A.U., Santander Issuances, SAU, Santander Commercial Paper, S.A.U., Santander International Debt, S.A.U., Santander Perpetual, SAU, Santander US Debt, S.A.U., Santander Issuer 150, S.A.U., Santander International Preferred, S.A.U. (as absorbed companies); (b) Fomento e Inversiones, S.A.U. (as absorbed company).

On June 26, 2017, the directors of Banco Santander and of each of the absorbed companies approved the joint merger project and the merger operation between Banco Santander (as absorbing company) and Santander Finance Capital, S.A.U., Santander Finance Preferred, S.A.U., Santander Issuances, S.A.U., Santander Commercial Paper, S.A.U., Santander International Debt, S.A.U., Santander Perpetual, S.A.U., Santander US Debt, S.A.U., Santander Emisora 150, S.A.U. and Santander International Preferred, S.A.U. (as absorbed companies).

Also, on June 26, 2017, took place the approval of the common merger project and the merger operation between Banco Santander (as absorbing company) and Fomento e Inversiones, S.A.U. (as absorbed company) by the administrators of both companies.

Under the provisions of articles 49.1 and 51 of Law 3/2009, of April 3, on the structural modifications of commercial companies (“LME”), it was not necessary to approve any of the mergers by the General Meeting of the Bank.

Likewise, the aforementioned transactions constitute mergers of those regulated in article 76.1.c) of Law 27/2014, of November 27, on Corporation Tax (“LIS”).

(a) Santander Finance Capital, S.A.U, Santander Finance Preferred, S.A.U., Santander Issuances, S.A.U., Santander Commercial Paper, S.A.U., Santander International Debt, S.A.U., Santander Perpetual, S.A.U., Santander US Debt, S.A.U., Santander Emisora 150, S.A.U., Santander International Preferred, S.A.U.

Once the mandatory authorization was obtained from the Ministry of Economy, Industry and Competitiveness Law 10/2014, of June 26, on the organization, supervision and solvency of the credit institutions) on December 20, 2017, the parallel deed of merger was granted, registered in the Mercantile Registry of Cantabria, the date of effects is December 27, 2017, the extinction and liquidation of Santander Finance Capital, S.A.U., Santander Finance Preferred, S.A.U., Santander Issuances, S.A.U., Santander Commercial Papel, S.A.U., Santander International Debt, S.A.U., Santander Perpetual, S.A.U., Santander American Debt, S.A.U., Santander Emisora 150, S.A.U., Santander International Preferred, S.A.U., respectively, and the block transfer of all of their respective assets to Banco Santander. It should be noted that the merger, for accounting purposes, has been registered by Banco Santander, S.A. in the year 2017.

Inasmuch as the absorbing companies were entirely composed of Banco Santander, in accordance with article 49.1, in relation to article 26 of the LME, the Bank did not increase capital. Acquired effectiveness with expiration date on December 27, 2017, all the shares of the absorbed companies were fully amortized, extinguished and cancelled.

The following were considered as merger balances, for the purposes of Spanish legislation, those included in the financial statements for the year ended December 31, 2016, formulated by the administrative bodies of each of the companies participating in the merger and, except in the case of Santander Emisora 150, S.A.U. that it was not subject to the obligation to audit its financial statements, subject to audit.

In accordance with the provisions of the applicable accounting regulations, for accounting purposes, January 1, 2017 was set as the date from which the operations of the absorbed companies were to be considered by Banco Santander, S.A.

19

On the other hand, in accordance with article 89.1 of the LIS, the merger was subject to the tax regime established in chapter VII of title VII and in the second additional provision of the LIS, as well as in article 45, paragraph IB10 of the Royal Legislative Decree 1/1993, of September 24, approving the Consolidated Text of Transfer Tax and Documented Legal Acts.

The balance sheets of the absorbed companies as of December 31, 2016 are presented below:

SANTANDER FINANCE CAPITAL, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
NON-CURRENT ASSETS	501,288

Investments in group entities and associates	501,288
CURRENT ASSETS	10,081

Investments in group entities and associates	6,098
Cash and other equivalent liquid assets	3,983

TOTAL ASSETS	511,369

TOTAL LIABILITIES AND EQUITY	2016
EQUITY	1,774

SHAREHOLDER’S EQUITY	1,774
Capital	151
Reserves	940
Results of previous periods	(81)
Results for the period	764
NON-CURRENT LIABILITIES	501,244

Long term debts	501,244
CURRENT LIABILITIES	8,351

Short term debts	8,253
Commercial debtors	22
Short term accruals	76

TOTAL LIABILITIES AND EQUITY	511,369

SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(in thousand of euros)

TOTAL ASSETS	2016
NON-CURRENT ASSETS	939,227

Investments in group entities and associates	939,227
CURRENT ASSETS	15.094

Investments in group entities and associates	11,425
Cash and other equivalent liquid assets	3,669

TOTAL ASSETS	954,321

TOTAL LIABILITIES AND EQUITY	2016
EQUITY	199

SHAREHOLDER’S EQUITY	199
Capital	60
Reserves	185
Results of previous periods	(13)
Results for the period	(33)
NON-CURRENT LIABILITIES	939,193

Long term debts	932,755
Debts with group entities	6,438
CURRENT LIABILITIES	14,929

Short term debts	14,771
Short term debts with group entities	102
Commercial debtors	22
Short term accruals	34

TOTAL LIABILITIES AND EQUITY	954,321

20

SANTANDER ISSUANCES, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
NON CURRENT ASSETS	6,099,588

Investments in group entities and associates	6,095,450
Derivatives	4,138
ACTIVO CORRIENTE	298,863

Short term investments in group entities and associates	280,420
Debtors	3
Cash and other assets liquid equivalents	18,440

TOTAL ASSETS	6,398,451

TOTAL EQUITY AND LIABILITIES	2016
EQUITY	780

SHAREHOLDERS EQUITY	780
Capital	60
Reserves	1,661
Profit for the period	(941)
NON CURRENT LIABILITES	6,051,150

Long term debt	6,013,124
Long term debt with group entities and associates	33,888
Derivatives	4,138
CURRENT LIABILITES	346,521

Short term debt	297,690
Short term debt with group entities and associates	76
Commercial creditors and other accounts payable	63
Short term accrual	48,692

TOTAL LIABILITIES AND EQUITY	6,398,451

SANTANDER PERPETUAL, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
NON CURRENT ASSETS:	2,173,015

Investments in group entities and associates	2,173,015
CURRENT ASSETS:	19,890

Short term investments in group entities and associates	18,202
Cash and other assets liquid equivalents	1,688

TOTAL ASSETS	2,192,905

TOTAL EQUITY AND LIABILITIES	2016
EQUITY:	1,477

SHAREHOLDERS EQUITY	1,477
Capital	151
Reserves	1,357
Prior period profit	(59)
Profit for the period	28
NON CURRENT LIABILITES:	2,172,984

Long term debt	171,882
Debt with group entities and associates	2,001,102
CURRENT LIABILITES:	18,444

Short term debt	236
Short term debt with group entities and associates	17,966
Commercial creditors and other accounts payable	23
Short term accrual	219

TOTAL EQUITY AND LIABILITIES	2,192,905

SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31,E 2016

(Thousands of euros)

TOTAL ASSETS	2016
CURRENT ASSETS	311

Deferred tax assets	94
Cash and other assets liquid equivalents	217

TOTAL ASSETS	311

TOTAL EQUITY AND LIABILITIES	2016
EQUITY	289

Shareholders’ equity	289
Capital	270
Reserves	450
Prior period profit	(170)
Profit for the period	(261)
CURRENT LIABILITES:	22

Commercial creditors and other accounts payable	22

TOTAL EQUITY AND LIABILITIES	311

21

SANTANDER FINANCE PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
NON CURRENT ASSETS	2,347,824

Investments in group entities and associates	2,347,824
CURRENT ASSETS	21,022

Investments in group entities and associates	15,034
Cash and other assets liquid equivalents	5,988

TOTAL ASSETS	2,368,846

TOTAL EQUITY AND LIABILITIES	2016
EQUITY	5,799

SHAREHOLDERS EQUITY	5,799
Capital	151
Reserves	5,622
Profit for the period	26
NON CURRENT LIABILITES	2,347,806

Long term debt	846,326
Long term debt with group entities and associates	1,501,480
CURRENT LIABILITES	15,241

Short term debt	5,386
Short term debt with group entities and associates	9,811
Commercial creditors and other accounts payable	26
Short term accrual	18

TOTAL EQUITY AND LIABILITIES	2,368,846

SANTANDER COMMERCIAL PAPER, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
CURRENT ASSETS	7,024,361

Investments in group entities and associates	7,019,425
Short term accrual	54
Cash and other assets liquid equivalents	4,882

TOTAL ASSETS	7,024,361

TOTAL EQUITY AND LIABILITIES	2016
EQUITY	4,381
SHAREHOLDERS EQUITY	4,381

Capital	151
Reserves	3,961
Profit for the period	269
CURRENT LIABILITES	7,019,980

Short term debt	6,799,451
Debt with group entities and associates	220,255
Commercial creditors and other accounts payable	274

TOTAL PATRIMONIO NETO Y PASIVO	7,024,361

SANTANDER INTERNATIONAL DEBT, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
NON CURRENT ASSETS	9,585,764

Investments in group entities and associates	9,585,764
CURRENT ASSETS	5,628,991

Investments in group entities and associates	5,566,934
Cash and other assets liquid equivalents	62,057

TOTAL ASSETS	15,214,755

TOTAL EQUITY AND LIABILITIES	2016
EQUITY	8,106

SHAREHOLDERS EQUITY	8,106

Capital	180
Reserves	8,277
Profit for the period	(351)
NON CURRENT LIABILITES:	9,585,759

Long term debt	8,618,609
Long term debt with group entities and associates	939,389
Long term accrual	27,761
CURRENT LIABILITES:	5,620,890

Short term debt	5,256,719
Short term debt with group entities and associates	358,909
Commercial creditors and other accounts payable	98
Short term accrual	5,164

TOTAL EQUITY AND LIABILITIES	15,214,755

22

SANTANDER EMISORA 150, S.A. (SOCIEDAD UNIPERSONAL)

BALANCE AT 31 DECEMBER 31, 2016

(Thousands of euros)

TOTAL ASSETS	2016
CURRENT ASSETS	968

Cash and other assets liquid equivalents	968

TOTAL ASSETS	968

TOTAL EQUITY AND LIABILITIES	2016
EQUITY:	966

SHAREHOLDERS EQUITY	966

Capital	60
Reserves	976
Prior period profit	(59)
Profit for the period	(11)
NON CURRENT LIABILITES	2

Commercial creditors and other accounts payable	2

TOTAL EQUITY AND LIABILITIES	968

In accordance with the provisions of the applicable regulations, as a result of the accounting record of this merger by absorption operation carried out by the Bank in the year 2017, an increase in the Bank’s voluntary reserves in said fiscal year has been shown for 313 million euros (Note 29), due to the decrease in the interest in the nine companies absorbed in 23 million euros and 290 million euros for the equity effect of the elimination intergroup positions of the Bank and the absorbed companies.

(b)	Fomento e Inversiones, S.A.U.

Once the required authorisation was received from the Ministry of Economy and Competitiveness (additional provision twelfth of Law 10/2014, of June 26, on the supervision and solvency of credit institutions) 28 December 2017, and on achievement of the remaining conditions to which the merger was subject, the related merger deed was executed and filed at the Cantabria Mercantile Registry and Santander Carteras was extinguished without liquidation of Fomento e Inversiones, S.A.U. and all of its equity was transferred en bloc to Banco Santander. For accounting purposes, the merger was registered in the year 2017. Given that the absorbed company was completed fully owned by Banco Santander, in accordance with article 49.1, in relation to article 26 of the LME, the Bank did not increase capital. Acquisition of the merger with effective date on February 6, 2018, all the shares of Fomento e Inversiones, S.A.U. they were fully retired, extinguished and annulled.

For the purposes of Spanish legislation, the merger balance sheets included in the financial statements for the year ended 31 December 2016, authorised for issue by the boards of directors of Banco Santander and Fomento e Inversiones, S.A.U. and subject to audit.

According to applicable accounting regulations for accounting purposes, January 1, 2017 was set as the date from which the operations of Fomento e Inversiones, S.A.U. was carried out by Banco Santander.

In accordance with article 89.1 of the LIS, the merger described was subject to the tax system established in chapter VII of title VII and in the second additional provision of the LIS, as well as in article 45, paragraph IB) 10 of the Royal Legislative Decree 1/1993, of September 24, approving the Consolidated Text of Transfer Tax and Documented Legal Acts.

The following is the balance sheet of Fomento e Inversiones, S.A.U. at December 31, 2016 (in millions of euros):

FOMENTO E INVERSIONES, S.A.U.

BALANCE

31 DE DECEMBER DE 2016

(Thousands of euros)

TOTAL ASSETS	2016
NON-CURRENT ASSETS
Investments in group entities and associates	1,115,329
Long-term financial investment	2,820
CURRENT ASSETS
Investment in group entities	76,916
Other financial assets	63,912
Cash and cash equivalent	644
Credit to companies	13,004

TOTAL ASSETS	1,195,709

TOTAL LIABILITIES AND EQUITY	2016
NON-CURRENT LIABILITIES
Long term debts with group entities	435,500
Deferred tax liabilities	5
CURRENT LIABILITIES
Short term debts with group entities	624,663
Commercial debtors	9

TOTAL LIABILITIES	1,060,177

EQUITY
Shareholder’s equity	135,521
Valuation Adjustment	11

TOTAL EQUITY	135,532

TOTAL LIABILITIES AND EQUITY	1,195,709

23

According to the applicable regulations, as a result of the accounting record of this merger by absorption indicated above carried out by the Bank in the year 2017, an increase in the Bank’s voluntary reserves was shown in this fiscal year. 51 million euros due to the decrease in the interest in the absorbed company (Note 29).

j)	Events after the reporting period

On 6 February the Bank announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (EUR 1,052,000,000) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the 5-year Mid-Swap Rate.

k)	Other information

As a consequence of the changes in the Financial Services Act (Banking Reform) of 2013 and the requirements of the Prudential Regulation Authority (PRA) in the United Kingdom, as of January 1, 2019, the entities in United Kingdom with retail deposits of more than 25,000 million pounds are obliged to compartmentalize (ring-fencing) their businesses, separating basic retail operations from other activities that take place outside the delimitation, such as investment banking, wholesale or international and that are designated as prohibited or excluded.

The Banking Reform Legislation in the United Kingdom specifies:

•	Certain services or banking activities whose performance would lead a bank in the United Kingdom to be “ring-fenced bank”.

•	Certain banking services or activities, along with certain types of credit risk exposures, which a ring-fenced bank will be prohibited from conducting (prohibited business).

In order to comply with the requirements of this new regime, Santander UK has separated its retail business into rings (ring fencing) from other activities and during 2018, it has transferred to the Banco Santander, S.A. branch in London all the prohibited operations of wholesale banking.

Specifically, during 2018 from the United Kingdom they were transferred to the branch of Banco Santander S.A. in London EUR 1,600 millions of customer loans, EUR 24,300 millions in other assets (EUR 22,300 related to derivatives trading) and EUR 23,300 millions of liabilities (EUR 21,300 millions related to derivatives trading).

2.	Accounting policies

The accounting policies applied in preparing the financial statements were as follows:

a)	Foreign currency transactions

The Bank’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in foreign currency.

In general, foreign currency balances, including those of branches in countries not belonging to the Monetary Union, were translated to euros at the average official exchange rates prevailing on the Spanish spot foreign exchange market at each year-end (using the market price of the US dollar in local markets in the case of currencies not traded in the Spanish market).

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the Income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the income statement without distinguishing them from other changes in the fair value of those financial instruments.

24

b)	Investments in subsidiaries, jointly controlled entities and associates

Subsidiaries or Group entities are defined as entities over which the Bank has the capacity to exercise control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (venturers) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. Significant influence generally exists when the Bank holds 20% or more of the voting power of the investee.

Investments in subsidiaries, jointly controlled entities and associates are presented in the balance sheet at acquisition cost, net of any impairment losses.

When there is evidence of impairment of these investments, the amount of the related impairment loss is equal to the difference between the carrying amount of the investments and their recoverable amount. Impairment losses are recognised with a charge to Impairment losses on other assets (net) - Other assets in the income statement.

As at 31 December 2018, the Bank controls Luri 1 S.A. in which it held an ownership interest of 36% (see Appendix I). Although the Bank holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company object of this entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties, the company object of the latter entity is the provision of payment services.

At 31 December 2018, the Bank exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Bank’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

Appendices I and II contain significant information on these companies. In addition, Note 13 provides information on the most significant acquisitions and disposals in 2018 and 2017.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

25

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

Capital perpetual preference shares (“CPPSs”), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the Bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and joint ventures (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 23).

•	Rights and obligations under insurance contracts (see Note 14).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 30).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at central banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

The classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.

The Bank’s business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Bank takes into account the following factors:

•	How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.

•	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.

•	How business managers are remunerated.

•	The frequency and volume of sales in previous years, as well as expectations of future sales.

The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. Contractual cash flows that are only principal and interest payments on the outstanding principal amount meet this requirement.

26

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss. Bank of Spain Circular 4/2017 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. The Bank uses the following criteria for the classification of financial debt instruments:

•

Amortized cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual flows represent substantially a “basic financing agreement”.

•

Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

•

Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. In this section it can be enclosed the portfolios classified under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets at fair value through profit or loss”.

Equity instruments will be classified at fair value under Bank of Spain Circular 4/2017, with changes in profit or loss, unless the Bank decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) in the initial moment. The Bank has generally applied this option to the equity instruments classified as “Available-for-sale” at 31 December 2017 under Bank of Spain Circular 4/2004 and subsequent amendments. In general, the Bank has applied this option in the case of equity instruments classified under “Available for Sale” at 31 December 2017 under Bank of Spain Circular 4/2004 and subsequent amendments.

Until 31 December 2017, the Bank applied Bank of Spain Circular 4/2004 and subsequent amendments, under the following three categories existed that are not applicable under Bank of Spain Circular 4/2017 (See note 1.b):

•

Financial assets available-for-sale: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Financial assets designated at fair value through profit or loss.

•

Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Bank’s business.

•

Investments held-to-maturity: this category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.

27

•

Loans and advances: includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Bank, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

•	Central banks: credit of any nature, including deposits and money market operations received from the Bank of Spain or other central banks.

•	Credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Customers: includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•

Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

•	Derivatives: includes the fair value in favour of the Bank of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: Includes the fair value in favour of the Bank of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Bank of Spain Circular 4/2004 and subsequent amendments financial liabilities classification and measurement criteria remains substantially unchanged under Bank of Spain Circular 4/2017. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognised through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

Financial liabilities are included for measurement purposes in one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

28

•

Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

•

Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•

Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments . This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer: includes the remaining deposits, including money market operations through central counterparties.

•

Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Bank which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.

•	Derivatives: includes the fair value, with a negative balance for the Bank, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•

Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

29

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2018 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be assets.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Unquoted equity instruments which cannot be reliably measured in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

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The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values, at the end of 2018 and 2017 of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2018 (*)			2017
	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total
Financial assets held for trading	37,108	55,771	92,879	58,215	67,243	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	1,835	8,895	10,730
Financial assets designated at fair value through profit or loss	3,102	54,358	57,460	3,823	30,959	34,782
Financial assets at fair value through other comprehensive income	103,590	17,501	121,091
Financial assets available-for-sale (1)				113,258	18,802	132,060
Hedging derivatives (assets)	—	8,607	8,607	—	8,537	8,537
Financial liabilities held for trading	16,104	54,239	70,343	21,828	85,796	107,624
Financial liabilities designated at fair value through profit or loss	987	67,071	68,058	769	58,847	59,616
Hedging derivatives (liabilities)	5	6,358	6,363	8	8,036	8,044
Liabilities under insurance contracts	—	765	765	—	1,117	1,117

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2017, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,211 million.

The same information in the table above, but referred to Banco Santander, S.A. it is presented below:

	Millions of euros
	31/12/2018(*)			01/01/2018(**)			31/12/2017
	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total
Financial assets held for trading	18,961	51,864	70,825	25,491	39,986	65,477	25,322	39,004	64,326
Non-trading financial assets mandatorily at fair value through profit or loss	41	3,710	3,751	19	2,966	2,985
Financial assets designated at fair value through profit or loss	—	41,326	41,326	—	28,726	28,726	—	34,021	34,021
Financial assets at fair value through other comprehensive income	33,492	2,423	35,915	46,194	3,051	49,246
Financial assets available-for-sale							31,239	2,570	33,809
Hedging derivatives (assets)	—	2,108	2,108	—	2,223	2,223	—	2,073	2,073
Financial liabilities held for trading	7,399	50,622	58,021	9,497	39,507	49,004	9,497	38,455	47,952
Financial liabilities designated at fair value through profit or loss	—	35,079	35,079	—	31,721	31,721	—	32,313	32,313
Hedging derivatives (liabilities)	—	3,506	3,506	—	4,751	4,751	—	4,014	4,014

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

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The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group, to which Banco Santander, belongs to has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

32

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as of-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•

Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	Loss Given Default: percentage of final loss assumed in a counterparty credit event/default.

•

Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

33

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at 31 December 2018 amounted to EUR 351 million (8.8% compared to 31 December 2017) and DVA amounted to EUR 261 million (18.9% compared to 31 December 2017) for Bank. The variations are due to the fact that credit spreads for the most liquid maturities have been increased in percentages over 30%.

With respect to Banco Santander, S.A. at 31 December 2018, CVA adjustments were recorded for an amount of 268,7 million euros (-17% vs. December 31, 2017) and DVA adjustments for an amount of 125,7 million euros (-43% vs. 31 December 2017). The decrease is due to the fact that credit spreads have been reduced by percentages greater than 40% in the most liquid terms and reductions in the exposure of the main counterparties.

In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of 31 December 2018, 2017 and 2016.

As a result of the first application of IFRS9, the exposure at 1 January 2018, in level 3 financial instruments, has increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs (see note 1.b).

With respect to Banco Santander, S.A., the exposure to January 1, 2018 in financial instruments of level 3 has increased by 623 million euros for the same reason as in the Group.

In addition, the Group has reclassified in 2018 to level 3 the market value of certain transactions of bonds, long-term repos and derivatives for an approximate amount of EUR 1,300 million, the reason for this classification has been mainly due to lack of liquidity in certain significant inputs in the fair value of the aforementioned financial instruments. The amount reclassified to Level 3 by Banco Santander, S.A. is EUR 1.020 million.

During 2018 and 2017 the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Bank calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

•

In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

•

In the equity markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.

34

•

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.

•

Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

•

The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

•

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 December 2018 and 2017:

	Million of euros
	Fair values calculated using internal models at 31/12/18 (*)
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	140,659	4,473
Financial assets held for trading	55,033	738
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers (**)	205	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	314	153	Present value method	Yield curves, HPI, FX market prices
Derivatives	54,514	585
Swaps	44,423	185	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	617	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,778	149	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	—	—	Present value method	Yield curves, FX market prices
Index and securities options	1,118	198	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,578	51	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,586	21
Swaps	7,704	21	Present value method	FX market prices, Yield curves, Basis
Interest rate options	20	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	862	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	7,492	1,403
Equity instruments	985	462	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	5,085	481	Present value method	Interest rates curves
Loans and receivables (***)	1,422	460	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	53,482	876
Central banks	9,226	—	Present value method	Interest rates curves, FX market prices
Credit institutions	22,897	201	Present value method	Interest rates curves, FX market prices
Customers	21,355	560	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments	4	115	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	16,066	1,435
Equity instruments	455	581	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	14,699	165	Present value method	Interest rates curves, FX market prices
Loans and receivables	912	689	Present value method	Interest rates curves, FX market prices and Credit curves
Financial assets available for sale
Debt instruments
LIABILITIES	127,991	442
Financial liabilities held for trading	53,950	289
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	Present value method	Yield curves, FX market prices
Derivatives	53,950	289
Swaps	43,489	111	Present value method, Gaussian Copula (****)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	610	7	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,411	26	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,233	143	Black-Scholes Model	Yield curves, FX market prices
			Black’s Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends,
Interest rate and equity futures	7	—		Correlation, Liquidity, HPI
Other	4,200	2	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	—	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,352	6
Swaps	5,868	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	158	—	Black’s Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	326	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	66,924	147	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	765	—

35

	Millions of euros
	Fair values calculated using internal models at 31/12/17
	Level 2	Level 3	Valuation techniques
ASSETS:	124,178	1,363
Financial assets held for trading	66,806	437
Credit institutions	1,696	—	Present value method
Customers (**)	8,815	—	Present value method
Debt and equity instruments	335	32	Present value method
Derivatives	55,960	405
Swaps	44,766	189	Present value method, Gaussian Copula (****)
Exchange rate options	463	5	Black-Scholes Model
Interest rate options	4,747	162	Black’s Model, Heath-Jarrow- Morton Model
Interest rate futures	2	—	Present value method
Index and securities options	1,257	5	Black-Scholes Model
Other	4,725	44	Present value method, Monte Carlo simulation and others
Hedging derivatives	8,519	18
Swaps	7,896	18	Present value method
Exchange rate options	—	—	Black-Scholes Model
Interest rate options	13	—	Black’s Model
Other	610	—	N/A
Financial assets designated at fair value through
profit or loss	30,677	282
Credit institutions	9,889	—	Present value method
Customers (****)	20,403	72	Present value method
Debt and equity instruments	385	210	Present value method
Financial assets available-for-sale	18,176	626
Debt and equity instruments	18,176	626	Present value method
LIABILITIES:	153,600	196
Financial liabilities held for trading	85,614	182
Central banks	282	—	Present value method
Credit institutions	292	—	Present value method
Customers	28,179	—	Present value method
Derivatives	56,860	182
Swaps	45,041	100	Present value method, Gaussian Copula (****)
Exchange rate options	497	9	Black-Scholes Model
Interest rate options	5,402	19	Black’s Model, Heath-Jarrow- Morton Model
Index and securities options	1,527	41	Black-Scholes Model
Interest rate and equity futures	1	—	Black’s Model
Other	4,392	13	Present value method, Monte Carlo simulation and others
Short positions	1	—	Present value method
Hedging derivatives	8,029	7
Swaps	7,573	7	Present value method
Exchange rate options	—	—
Interest rate options	287	—	Black’s Model
Other	169	—	N/A
Financial liabilities designated at fair value through profit or loss	58,840	7	Present value method
Liabilities under insurance contracts	1,117	—

(*)	Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
(**)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***)

Includes credit risk derivatives with a net fair value of EUR 0 million at 31 December 2018 (31 December 2017 and 2016: net fair value of EUR 0 million and EUR -1 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(****)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

36

The same information from the previous table, but referred to Banco Santander, S.A., is presented below:

	Millions of euros		Millions of euros
	Fair values calculated using internal models at 31/12/18(*)		Fair values calculated using internal models at 01/01/18(**)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	98,196	3,233	75,430	1,581
Financial assets held for trading	51,458	406	39,596	390
Credit institutions	—	—	—	—	Present value method	Yield curves, FX market prices
Customers (**)	19		5	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	1,023	32	915	32	Present value method	Yield curves, FX market prices
Derivatives	50,416	374	38,659	358
Swaps	42,766	364	30,901	358	Present value method, Gaussian Copula (b)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	4,470	—	4,230	—	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,511	1	3,010	—	Black’s Model, Heath- Jarrow- Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	32	—	25	—	Present value method	Yield curves, FX market prices
Index and securities options	674	9	318	—	Black’s Model, Heath- Jarrow- Morton Model Present value method ,	Yield curves, Volatility surfaces, FX market prices, Liquidity
Other	(37)	—	175	—	Modelos de volatilidad estocásticos avanzados y otros	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	2,086	21	2,206	18
Swaps	1,702	21	1,692	18	Present value method	Yield curves, FX market prices, Basis
Interest rate options	263	,	459	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	115	—	49	—	Present value method, Modelos de volatilidad estocásticos avanzados y otros	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,747	962	2,455	509
Equity instruments	42	141	13	54		Yield curves, FX market prices & EQ, Dividends, Others
Debt instruments	1,335	641	63	318	Present value method
Loans and receivables (**)	1,370	180	2,379	137
Financial assets designated at fair value through profit or loss	40,585	740	28,727	—
Central banks	103		—	—	Present value method	Yield curves, FX market prices
Credit institutions	17,335	201	5,949	—	Present value method	Yield curves, FX market prices
Customers	23,147	539	22,778	—	Present value method	Yield curves, FX market prices, HPI
Debt instruments	—		—	—	Present value method	FX market prices, Yield curves
Financial assets at fair value through other comprehensive income	1,320	1,104	2,446	664	Present value method	Yield curves , FX market prices & EQ, Dividends, Liquidity, Other
Equity instruments	343	331	347	664
Debt instruments	326	—	1,525	—
Loans and receivables	651	773	574	—
Financial assets available for sale
Debt instruments
LIABILITIES	88,737	470	75,680	298	Present value method	Yield curves, FX market prices
Financial liabilities held for trading	50,301	321	39,216	291	Present value method	Yield curves, FX market prices
Central banks	—	—	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	—	—
Customers	—	—	—	—
Derivatives	50,301	321	39,216	291	Present value method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity, HPI
Swaps	40,634	306	28,157	291	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Exchange rate options	4,406	—	4,263	—	Black’s Model, Heath- Jarrow- Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,416	9	2,959	—	Black-Scholes Model	Yield curves, FX market prices
Index and securities options	34	—	24	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	543	—	1,155	—	Present value method	Yield curves, FX market prices y and equity
Other	2,267	6	2,659	—	Present value method	Yield curves, FX market prices y and equity
Short positions	—	—	—	—
Hedging derivatives	3,499	7	4,744	7	Present value method	Yield curves, FX market prices, Basis
Swaps	3,075	7	4,428	7
Exchange rate options	273	—	128		Black’s Model Present value method, Modelos de volatilidad estocásticos avanzados y otros	Yield curves, Volatility surfaces, FX market prices, Liquidity Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Interest rate options	150	—	187
Other	1	—	1		Present value method Present value method, Modelos de volatilidad estocásticos avanzados y otros	Yield curves, FX market prices Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Financial liabilities designated at fair value through profit or loss	34,937	142	31,720	—
Liabilities under insurance contracts	—	—	—	—

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

37

	Millions of euros
	Fair values calculated using internal models at 31/12/17
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	76,710	958
Financial assets held for trading	38,614	390
Customers (a)	22	—	Present Value Method	FX market prices, Yield curves
Debt and equity instruments	915	32	Present Value Method	FX market prices, Yield curves
Derivatives	37,677	358	Present Value Method, Gaussian Copula (b) Black-Scholes Model, Heath-Jarrow-Morton Model, Montecarlo simulation and others	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Hedging derivatives	2,055	18	Present Value Method, Gaussian Copula (b) Black-Scholes Model, Heath-Jarrow-Morton Model, Montecarlo simulation and others	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Financial assets designated at fair value through profit or loss	34,021	—
Credit institutions	11,243	—	Present Value Method	FX market prices, Yield curves
Customers	22,778	—	Present Value Method	FX market prices, Yield curves, HPI
Financial assets available-for-sale	2,020	550
Debt and equity instruments	2,020	550	Present Value Method	FX market prices, Yield curves
LIABILITIES:	74,485	298
Financial liabilities held for trading	38,164	291
			Present Value Method, Gaussian	FX market prices, Yield curves, Volatility
Derivatives	38,164	291	Copula (b) Black-Scholes Model, Heath-Jarrow-Morton Model, Montecarlo simulation and others	surfaces, Liquidity, Correlation
Hedging derivatives	4,007	7	Present Value Method, Gaussian Copula (b) Black-Scholes Model, Heath-Jarrow-Morton Model, Montecarlo simulation and others	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Financial liabilities designated at fair value through profit or loss	32,314	—
Central banks	7,913	—	Present Value Method	FX market prices, Yield curves
Credit institutions	15,209	—	Present Value Method	FX market prices, Yield curves
Customers	9,192	—	Present Value Method	FX market prices, Yield curves

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

•

Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

38

•	Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.

•	Derivatives from trading on inflation in Spain, where volatility is not observable in the market.

•	Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.

•	Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.

•

HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The Group’s net amount recognised in profit and loss in 2018 arising from models whose significant inputs are unobservable market data (Level 3) amounted to a EUR 10 million loss (EUR 116 million profit in 2017), amounting to EUR 65 million profit for the Bank in 2018 (EUR 82 million loss in 2017).

39

The table below shows the effect, at 31 December 2018 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument					Impacts (Million of euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Trading derivatives	Present value method	Curves on TAB indices (*)	(a)	(a)	(0.3)	0.3
		Long-term rates MXN	(a)	(a)	—	—
	Present value method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(24.0)	20.7
		HPI spot rate	n/a	783(***)	(7.8)	7.8
	Interest Rate Curves, FX Market Prices	CPR	n/a	n/a	(163.2)	(84.4)
		Long-term FX volatility	11%-17%	14.75%	(34.4)	5.0
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present value method, others	Contingencies for litigation	0%-100%	29%	(23.8)	9.7
	Present value method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(6.6)	6.6
	Present value method, others	Interest Rate Curves, FX Market Prices and Credit Curves	(a)	(a)	1.8	(1.8)
	Local Volatility	Long term volatility	n/a	34.0%	244.9	(313.8)
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(6.2)	5.0
Debt instruments and equity instruments		HPI spot rate	n/a	783(***)	(11.2)	11.2
	TD Black	Spain volatility	n/a	4.7%	2.2	(11.5)
	Model Asset Swap & CDS	Model - Interest Rate Curves and Credit	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
Financial liabilities held for trading
Trading derivatives	Present value method, modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.6%	(5.4)	5.8
		HPI spot rate	n/a	722(**)	(4.9)	4.8
		Curves on TAB indices (*)	(a)	(a)	—	—
			Bid Offer Spread	IRS TIIE 3bp
	Discounted flows denominated in different currencies		IRS TIIE 2bp - 6bp		(1.2)	1.2
		Long-term rates MXN	X-CCY USD/ MXN 3bp -10bp	X-CCY MXN/USD 4bp
Hedging derivatives (liabilities)	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%	65%	n/a	n/a
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01 (***)	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)

TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(**)	There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.
(***)

Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

(a)

The exercise was performed for the unobservable inputs described in the column “Main unobservable inputs” under probable scenarios. The weighted average range and value used is not shown because this exercise has been carried out jointly for different inputs or variants of them (for example, the TAB input are vector-term curves, for which there are also nominal and indexed curves to inflation), it is not possible to break down the result in an isolated manner by type of input. In the case of the TAB curve, the result is reported before movements of +/- 100 bp for the joint sensitivity of this index in CLP (Chilean peso) and UF. The same applies for interest rates in MXN (Mexican peso).

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

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Lastly, the changes in the financial instruments classified as Level 3 in 2018 and 2017 were as follows:

	01-01-2018*	Changes							31/12/2018
Million of euros	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/ Amortization	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in profit or loss	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	437	85	(26)	(34)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(6)	(34)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	—	(18)	—	171	(16)	585
Swaps	189	—	(8)	—	4	—	4	(4)	185
Exchange rate options	5	—	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	—	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	—	(35)	—	195	(7)	198
Other	44	22	(8)	—	31		(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	—	3	—	—	—	21
Swaps	18	—	—	—	3	—	—	—	21
Financial assets at fair value through profit or loss	—	105	—	—	19	—	699	53	876
Credit entities	—	—	—	—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(30)	(5)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	—	20	—	—	(59)	460
Debt instruments	518	—	(7)	—	(29)	—	1	(2)	481
Equity instruments	382	10	(1)	(5)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	—	(269)	147	(93)	1,435
TOTAL ASSETS	3,546	418	(294)	(39)	18	(269)	1,189	(96)	4,473
Financial liabilities held for trading	182	41	(95)	—	9	—	161	(9)	289
Trading derivatives	182	41	(95)	—	9	—	161	(9)	289
Swaps	100	—	(7)	—	(7)	—	28	(3)	111
Exchange rate options	9	—	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	—	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	—	25	—	128	(5)	143
Others	13	—	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	—	(1)	—	—	—	6
Swaps	7	—	—	—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	—	147
TOTAL LIABILITIES	196	181	(95)	—	8	—	161	(9)	442

41

	2016	Changes								2017
Million of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issuances	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	341	45	(21)	—	—	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	—	—	(1)	—	—	—	32
Derivatives	301	45	(14)	—	—	(128)	—	200	1	405
Swaps	55	1	(6)	—	—	(59)	—	200	(2)	189
Exchange rate options	2	5	—	—	—	(2)	—	—	—	5
Interest rate options	173	—	—	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	—	—	(18)	—	—	(2)	5
Other	45	39	(7)	—	—	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	—	—	(7)	—	—	—	18
Swaps	27	—	(2)	—	—	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	—	—	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	—	—	3	—	—	(3)	72
Debt instruments	237	—	(7)	—	—	(21)	—	—	(10)	199
Equity instruments	14	—	—	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(239)	—	(5)	—	59	(6)	160	626
TOTAL ASSETS	1,349	46	(271)	—	(5)	(156)	59	194	147	1,363
Financial liabilities held for trading	69	33	(3)	—	—	(38)	—	126	(5)	182
Derivatives	69	33	(3)	—	—	(38)	—	126	(5)	182
Swaps	1	—	—	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	—	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	—	—	(2)	41
Other	1	12	—	—	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	33	(3)	—	—	(40)	—	126	(6)	196

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iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

•

Financial assets at fair value with changes in other comprehensive income are recorded temporarily, in the case of debt instruments in other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income, while in the case of equity instruments are recorded in other comprehensive income - Elements that will not be reclassified to portfolio - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income. Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under Exchange Differences, net of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income.

•

Items charged or credited to Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income and Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity remain in the Bank’s consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

•

Unrealised gains on Financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.

v.	Hedging transactions

The Bank financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.

Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

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2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.

There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Bank checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.

In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.

In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.

d.

The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income—Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

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vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.

If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.

If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.

An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.

If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.

b.

If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the balance sheet at their net amount, only if the Bank currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

45

Following is the detail of financial assets and liabilities that were offset in the balance sheets as at 31 December 2018 and 2017:

	Millons of euros
	31/12/2018			01/01/2018 (*)			31/12/2017
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	93,693	(39,949)	53,745	69,070	(27,445)	41,625	68,412	(27,445)	40,967
Repos	36,319	—	36,319	28,206	—	28,206	31,211	—	31,211

	Millons of euros
	31/12/2018			01/01/2018 (*)			31/12/2017
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	95,153	(39,949)	55,204	70,816	(27,445)	43,371	70,693	(27,445)	43,248
Repos	29,389	—	29,389	40,273	—	40,273	40,506	—	40,506

(*)	See further detail Note 1.d and Note 1.i.

Most of the derivatives and repos not offset in the balance sheet are subject to netting and collateral arrangements.

At December 31, 2018 the balance sheet amounts EUR 81,157 million on derivatives and repos as assets and EUR 73,610 million on derivatives and repos as liabilities that are subject to netting and collateral arrangements (EUR 51,423 million and EUR 66,915 million in 2017, respectively).

g)	Impairment of financial assets

i.	Definition

The Bank associates an impairment in the value of financial assets measured at amortized cost, debt instruments measured at fair value with changes in other comprehensive income, lease receipts and commitments and guarantees granted that are not measured at fair value.

The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognised impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of purchased or originated credit-impaired assets, the Bank only recognizes at the reporting date the changes in the expected credit losses during the asset time life since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in the other comprehensive income.

As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted with the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

46

Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:

•

12-month expected credit losses: they are the expected credit losses arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as “normal risk” as defined in the following sections.

•

Expected credit losses over the life of the financial instrument: expected credit losses arising from potential default events that are estimated to be likely to occur throughout the life of the transaction. These losses are associated with financial assets classified as “normal risk under watchlist” or “doubtful risk”.

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity; the properties include:

i.	Buildings and building elements, distinguishing among:

•	Houses;

•	Offices commercial and multi-purpose premises;

•	Rest of buildings such as non-multi-purpose premises and hotels.

ii.	Urban and developable ordered land.

iii.

Rest of properties that would be classified in: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)	Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)

Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)

Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the transaction and implying direct and joint liability to the entity of persons other entities whose solvency is sufficiently proven to ensure the reimbursement of the operation on the agreed terms.

ii.	Financial instruments presentation

For the purposes of calculating the impairment adjustment, and in accordance with its internal policies, the Bank classifies its financial instruments (financial asset, risk or contingent commitment) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

•	Normal Risk (“Stage 1”): includes all instruments that do not meet the requirements to be classified in the rest of the categories.

47

•

Normal risk under watchlist (“Stage 2”): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, shown significant increases in credit risk since initial recognition.

In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in Stage 2, the Bank considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (e.g. use of management alerts, etc.).

The use of these qualitative criteria is complemented with the use of an expert judgement, under the corresponding governance.

In the case of forbearances, instruments classified as “normal risk under watchlist” may be reclassified to “normal risk” in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other instruments with amounts of more than 30 days past due

•

Doubtful Risk (“Stage 3”): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total refund (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in Stage 3. Within this category, two situations are differentiated:

•

Doubtful risk for non-performing loans: financial instruments, whatever their holder and guarantee were, that have an amount more than 90 days past due for principal, interest or expenses contractually agreed. This category also includes the amounts of all the transactions of a customer when the transactions with overdue amounts more than 90 days old are more than 20% of the amounts pending collection.

These instruments may be reclassified to other categories if, as a result of the collection of part of the amounts due, the reasons for their classification in this category disappear and the customer does not have amounts more than 90 days past due in other transactions.

•	Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery operations that are not overdue by more than 90 days.

48

The Bank considers that a transaction to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the transaction. To this end, the following indicators, among others, are considered:

a)	Negative net equity or decrease because of losses of the client’s net equity by at least 50% during the last financial year.

b)	Continued losses or significant decrease in revenue or, in general, in the customer’s recurring cash flows.

c)	Generalised delay in payments or insufficient cash flows to service debts.

d)	Significantly inadequate economic or financial structure or inability to obtain additional financing from the client.

e)	Existence of an internal or external credit rating showing that the customer is in default.

f)	Existence of overdue customer commitments with a significant amount to public institutions or employees.

These transactions may be reclassified to other categories if, as a result of an individualized study, reasonable doubts about their total reimbursement under the terms contractually agreed upon disappear and there are no amounts more than 90 days past due.

In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of ‘normal risk under watchlist’ when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other instrument with amounts of more than 90 days past due.

•

Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.

In any case, except in the case of transactions with collateral covering more than 10% of the amount of the transaction, the Bank considers the following as a remote recovery: the transactions of holders who are in the liquidation phase of bankruptcy proceedings, doubtful transactions due to non-performing loans older than four years in this category and doubtful transactions due to non-performing loans whose portion not covered by collateral has been maintained with 100% credit risk coverage for more than two years.

A financial asset amount is maintained in the balance sheet until they are considered as a “default risk”, either all or a part of it, and the write-off is registered from the balance sheet.

In the case of operations that have only been partially derecognised, for removal reasons or because a part of the total amount is considered unrecoverable, the remaining amount shall be fully classified in the category of “doubtful risk”.

The classification of a financial asset, or part of it, as a ‘default risk’ does not involve the disruption of negotiations and legal proceedings to recover the amount.

iii.	Impairment valuation assessment

The Bank has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country. These policies, methods and procedures are applied in the concession, study and documentation of financial assets, risks and contingent commitments, as well as in the identification of their impairment and in the calculation of the amounts needed to cover their credit risk.

The asset impairment model in Bank of Spain Circular 4/2017 applies to financial assets measured at amortised cost, debt instruments at fair value with changes in other comprehensive income, leasing payments and commitments and guarantees granted that are not measured at fair value.

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The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, both individually and collectively.

•

Individually: For the purposes of making estimates of provisions for credit risk arising from the insolvency of a financial instrument, the Bank makes an individualised estimate of the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such a calculation.

Therefore, this classification mostly includes wholesale banking customers - Corporations, specialised financing - as well as some of the largest companies – Chartered and developers - from retail banking.

The individualised estimate of the impairment adjustment for the financial asset is equal to the difference between the gross carrying amount of the transaction and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset.

•

Collectively: the entity estimates expected credit losses collectively in cases where they are not estimated on an individual basis. This includes, for example, risks with individuals, sole proprietors or retail banking companies subject to standardised management.

For the purposes of the collective calculation of expected credit losses, the Bank has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors’ capacity to pay are considered.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor’s sector of activity, geographical area of activity, type of guarantee, age of amounts past due and any other factor relevant to the estimation of future cash flows.

The Bank performs retrospective and monitoring to evaluate the reasonableness of the collective calculation.

On the other hand, the methodology required to quantify the expected loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of between three and five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), house price, unemployment rate, etc.).

For the estimation of the parameters used in the estimation of impairment provisions (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group based its experience in developing internal models for the calculation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under Bank of Spain Circular 4/2017.

•	Exposure at default: is the amount of estimated risk incurred at the time of the counterparty’s analysis.

•	Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.

•

Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.

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The definition of default implemented at the Bank for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS 9, which considers that a “default” exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 days with respect to any significant credit obligation.

In addition, the Bank considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).

Bank of Spain Circular 4/2017 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Bank does not apply these practical solutions in a generalised manner:

•

Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Bank where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

•	Assets with low credit risk at the reporting date: the Bank assesses the existence of significant risk increase in all its financial instruments.

This information is provided in more detail in Note 49 c. (Credit risk).

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i)	Non-current assets and Liabilities associated with non-current assets held for sale and Liabilities included in alienable groups of items that have been classified as held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.

Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be Non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Bank obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

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The Bank has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Bank works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which they worked in Spain in 2018 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Krata, S.A. y Valtenic, S.A.

Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Bank and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell and its book value Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.

At 31 December 2018 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 255 million (EUR 174 million in 2017); however, in accordance with the applicable legislation, this unrealised gain could not be recognised.

The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

The valuation of the portfolio of non-current assets held for sale has been carried out basically applying the following models:

•

Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on automated valuations obtained by comparison of peers distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

•

Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

•

Market Value Model according to the Statistical Evolution of Lands Values (Methodology used in the valuation of lands). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

With the periodicity included in Circular 4/2017, full individual appraisals or automated appraisals are made that complement those made through our methodology and may involve adjustments in provisions.

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In addition, in relation to the previously mentioned valuations, less selling costs, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)	Reinsurance Assets and Liabilities under insurance contracts

Insurance contracts linked to pensions on the asset side of the balance sheet, included in the section Other assets (Note 2.n) includes the amounts that the Bank is entitled to receive for insurance contracts with third parties and, specifically, the insurer’s share of the technical provisions recorded by the insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Bank may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the income statement and the assets are written down.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use – including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases – are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognized in the income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual rate
Buildings for own use	2
Furniture	10
Fixtures	5
Computer equipment	25
Vehicles	16
Other	5

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The Bank assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.	Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

In order to evaluate the possible impairment the Bank determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since significant unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

iii.	Assets leased out under an operating lease

Property, plant and equipment - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Bank under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

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l)	Accounting for leases

i.	Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the Bank as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the balance sheet.

When the Bank acts as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the Bank acts as the lessor, it presents the acquisition cost of the leased assets under Tangible assets (see Note 15). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the income statement.

When the Bank acts as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in its income statements.

The gross value calculated applying Bank of Spain Circular 4/2017 and subsequent modifications as of 31 December 2018 of the future payments committed by the Bank for existing non-cancellable operating lease agreements amounts to EUR 6,302 million, of which EUR 290 million is payable within one year, EUR 1,118 million between one and five years and EUR 4,894 million in more than five years.

iii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with Bank of Spain Circular 4/2017 and subsequent modifications, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

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Goodwill

Any excess of the cost of the investments in the equity of subsidiaries, joint ventures and associates entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

•

If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•

The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Bank’s geographical and/or business segments.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

Goodwill, in accordance with Bank of Spain Circular 4/2017, will be amortised over a 10-year period unless proven otherwise. The debits to the income statements for the amortisation of these assets are recorded under the section Amortisation in the income statement.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the income statement.

Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

In accordance with Rule Twenty Eight of Bank of Spain Circular 4/2017, in the financial statements (individual and consolidated) not subject to the framework of International Financial Reporting Standards, intangible assets will be assets with a limited useful life.

Intangible assets useful life may not exceed the period during which the entity is entitled to use the asset. If the right of use is for a limited period that can be renewed, the useful life will include the renewal period only when there is evidence that the renewal will be carried out without significant cost.

When the useful life of assets cannot be estimated reliably, they will be amortized over a period of ten years. In the absence of evidence to the contrary, the useful life of goodwill, if applicable, shall be deemed ten years.

Intangible assets shall be amortised in accordance with the criteria established for the tangible assets (a maximum period of 10 years). The Bank reviews, at least at the end of each year, the amortisation period and the amortisation method of each of its intangible assets and, if it considers that they are not appropriate, the impact will be treated as a change in its accounting estimates.

The intangible asset amortisation charge is recognised under Depreciation and amortisation cost in the consolidated income statement.

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In both cases the Bank recognises any impairment loss on the carrying amount of these assets with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (See Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n)	Other assets

Other assets in the balance sheet includes the amount of any assets not recorded in other items, the breakdown being as follows:

•

Inventories: this item includes the amount of any assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses in the year in which the impairment or loss occurs. Subsequent reversals are recognised in the income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

•

Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

ñ)	Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

o)	Provisions and contingent assets and liabilities

When preparing the Bank’s financial statements, the Bank’s directors made a distinction between:

•

Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the Bank, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

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•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Bank does not recognise the contingent liability. The Bank will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

•

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank. Contingent assets are not recognised in the consolidated balance sheet or in the income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Bank’s financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (see Note 23):

•

Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations (Note 2.u).

•	Other long-term employee remuneration: includes other commitments assumed with early retirement personnel, as detailed in Note 2.v).

•

Provisions for commitments and guarantees given: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Bank guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Provisions for taxes and other legal contingencies: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the Bank.

•	Other provisions: include the remaining provisions recognised by the Bank as the ones for restructuring and environmental actions.

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2018 certain court proceedings and claims were in process against the Group entities arising from the ordinary course of their operations (see Note 23).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

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•

The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares, is directly added to or deducted from equity.

r)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Bank recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

s)	Recognition of income and expenses

The most significant criteria used by the Bank to recognise income and expenses are summarised as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the Bank’s right to receive them arises.

However, the recognition of accrued interest in the income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than 90 days past due. Any interest that may have been recognised in the income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, the reversal of the related impairment losses on this interest is recognised. Interest whose recognition in the income statement has been suspended is accounted for as interest income, when collected, on a cash basis.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognised in the income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

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•	Those relating to services provided in a single act are recognised when the single act is carried out.

iii. Non-finance income and expenses

They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

iv. Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.

t)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Bank initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Bank recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognised under Provisions—Provisions for contingent liabilities and commitments and guarantees given in the balance sheet (See note 23). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions (net) in the income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

u)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Bank has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Bank’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Staff costs in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 23).

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Defined contribution plans

The contributions made in this connection in each year are recognised under Staff costs in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognises under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•	They are not owned by the Bank, but by a legally separate third party that is not a party related to the Bank.

•

They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Bank.

If the Bank can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognised as follows:

•	Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under Staff costs.

•

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under Provisions or reversal of provisions.

•	Any gain or loss arising from a liquidation of the plan is included in the provisions or reversion of provisions.

•

Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under Interest expense and similar charges (Interest and similar income if it constitutes income) in the income statement.

The premeasurement of the net defined benefit liability (asset) is recognised under Other comprehensive income under items not reclassified to profit or loss and includes:

•

Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

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v)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions, net, in the income statement (see Note 23).

w)	Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

x)	Income tax

The income tax expense is recognised in the income statement, except when it results from a transaction recognised directly in equity, in which case the related tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

The Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Bank is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable it will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed (see Note 24).

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y)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the balance sheet and the average interest rates at the end of the reporting periods is provided in Note 48.

z)	Statement of recognized income and expenses

This statement presents the income and expenses generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the income statement for the year and the other income and expenses recognised directly in equity.

Accordingly, this statement presents:

a.	Profit for the year.

b.	The net amount of the income and expenses recognised in Other comprehensive income under items that will not be reclassified to profit or loss.

c.	The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.

d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

e.	Total recognised income and expense, calculated as the sum of a) to d) above.

The amount of the income and expenses relating to entities accounted for using the equity method recognised directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

aa)	Statement of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the equity items, and the changes are grouped together on the basis of their nature into the following items:

a.

Adjustments due to changes in accounting policies and to errors: include the changes in equity arising as a result of the retrospective restatement of the balances in the financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.

c.

Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in equity.

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ab) Statements of cash flows

The following terms are used in the statements of cash flows with the meanings specified:

•

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Bank classifies as cash and cash equivalents the balances recognised under Cash, cash balances at Central Banks and other deposits on demand in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In fiscal year 2018, the Bank has charged interest in the amount of EUR 6,989 million and paid interest in the amount of EUR 4,886 million.

Likewise, the dividends received and paid by the Bank are detailed in Notes 4 and 26.

3.	Santander Group

a)	Banco Santander, S.A. and international Group structure.

The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Bank in the last two years:

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i- Sale of the 49% stake in Wizink

Once the relevant regulatory authorizations had been obtained, on 6 November 2018 the operations related to the agreement reached with entities managed by Värde Partners, Inc (“Varde) and with WiZink Bank, S.A. (“WiZink”) communicated by the Group on 26 March 2018 by virtue of which:

i. Banco Santander, S.A. sold its 49% stake in WiZink to Varde for EUR 1,043 million, with no significant impact on the Bank’s results.

ii. Banco Santander, S.A. and Banco Santander Totta, S.A. acquired the business of credit and debit cards marketed by Grupo Banco Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016. As a result of this transaction, the Bank paid a total of EUR 681 million, receiving net assets worth EUR 306 million (mainly customer loans worth EUR 315 million), with the business combination generating a goodwill of EUR 375 million, which will be managed by the businesses in Spain.

With these transactions, the Bank resumed Grupo Banco Popular’s debit and credit card business, which improves the commercial strategy and facilitates Grupo Banco Popular’s integration process.

ii. Acquisition of Banco Popular Español, S.A.U.

On 7 June 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A.U. (merged with Banco Santander, see Note 3.b)v) as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of 15 May 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution:

•

All the shares of Banco Popular outstanding at the closing of market on 7 June 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

•

All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

The transaction was approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated.

The accounting balance for which the Bank had recorded the 100% interest in Banco Popular Español, S.A. as of December 31, 2017, it is detailed in Note 13b).

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In accordance with IFRS3, the Group measured the identifiable assets acquired and liabilities assumed at fair value. The detail of this fair value of the identifiable assets acquired and liabilities assumed at the business combination date was as follows:

As of 7 June 2017	Million of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables (*)	82,057
Investments	1,815
Intangible assets (*)	133
Tax assets (*)	3,945
Non-current assets held for sale (*)	6,531
Other assets	6,259

Total assets	124,546

Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions (***)	1,816
Other liabilities	4,850

Total liabilities (**)	124,794

Net assets	(248)

Purchase consideration	—

Goodwill	248

(*)	The main fair value adjustments were the following:

•

Loans and receivables: in the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million, considering, among others, the sale process carried out by the Bank.

•	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of EUR 3,806 million, approximately.

•	Intangible assets: includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets - goodwill”.

•	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

(**)

After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***)

As a result of the resolution of Banco Popular, it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular of which EUR 535 million have been applied to the fidelity action.

The Bank during 2018, closed their assessment exercise of the assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

iii. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on 8 August 2017, the Group announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular’s real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (31 March 2017 or 30 April 2017).(See Note 12).

The agreements were entered following the European Commission’s unconditional authorization of the acquisition of Banco Popular Español S.A.U. by Banco Santander, S.A. for the purposes of competition law.

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The transaction closed on 22 March 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A. maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The value attributed to the contributed assets is approximately 10,000 million euros (see Note 12), of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Bank for EUR 1,701 million in the “Investments in joint ventures and associates - entities” section (See Note 13.a) ii.)., without significant impact in the Bank’s income statement.

iv. Merger by absorption of Banco Santander, S.A. with Banco Popular Español, S.A.U.

On 23 April 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.

On 28 September 2018 the merger certificate of Banco Popular Español, S.A.U. by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. has acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that have been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. with Banco Popular Español, S.A.U. that was also approved on 23 April 2018 by the respective board of directors (See Note 1. i).

c)	Off-shore entities

According to current Spanish regulation, Santander has entities in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. These four jurisdictions comply with OECD standards in terms of transparency and exchange of information for tax purposes. Santander have 4 subsidiaries and 4 operative branches in off-shore territories: these are governed by the tax regimes of those territories. Santander also has 4 subsidiaries in off-shore territories, of which 3 are tax resident in the UK and 1 tax resident in Spain, to whose tax regimes they are subjected. The Group has no presence in any of the 5 territories included in the European Union’s current blacklist according to the last update of November

2018, neither in non-cooperative territories for tax purposes as defined by the OECD in July 2017.

I) Subsidiaries in off-shore territories.

At the reporting date, the Group has 4 subsidiaries resident in off-shore territories, two in Jersey, Whitewick Limited (inactive company) and Abbey National International Limited, and one in the Isle of Man, ALIL Services Limited. These subsidiaries contributed a profit of approximately EUR 0.2 million to the Group’s consolidated profit in 2018. In addition, during 2018, a new company domiciled in Jersey was created, named Santander International Limited, subsidiary of Santander UK Group Holdings plc, in order to make possible the separation of business imposed by the banking reform in the United Kingdom (“Ring-fence”) that came into force on January 1, 2019, although this company will be liquidated in the near future.

II) Off-shore branches.

Also, the Group has 4 operative off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, consolidate their balance sheets and income statements and are taxed with, their respective foreign headquarters (Cayman Islands) or in the territories where they are located (Jersey and Isle of Man). Additionally, as a result of comply with the Ring-Fence regulation in the UK mentioned in the previous point, there is another branch in Jersey of Santander UK plc, which is currently not operative and will be closed in early 2019.

The aforementioned entities have a total of 144 employees as of December 2018.

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III) Subsidiaries in off-shore territories that are tax resident in the UK and Spain.

As indicated, the Group also has 4 subsidiaries constituted in off-shore territories that are not considered to be off-shore entities, since 3 of them are tax residents in the UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2019). Also, since April 2018, the fourth subsidiary has ceased to be a resident for tax purposes in the UK to become a tax resident in Spain.

IV) Other off-shore investments.

The Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey, entity whose liquidation or sale is expected to be carried out soon.

V) OECD.

The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2017. In this sense it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes.

VI) The European Union.

On 5 December, 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period. Throughout 2018, the European Commission has updated these lists.

Currently the EU blacklist is composed of 5 jurisdictions in which the Group has no presence. These jurisdictions have not committed, or have not done it sufficiently, to comply with a series of measures in relation to fiscal transparency, corporate tax, or the respect of the principles of the OECD to avoid the erosion of the tax bases and the transfer of benefits (better known by the English term anti-BEPS).

On the contrary there are 63 jurisdictions in the gray list that have committed, in a way considered sufficient, to correct their legal frameworks to align them with international standards and whose implementation will be monitored by the EU. Among others, this list includes the 4 jurisdictions in which the Group has presence and are off-shore territories in accordance with current Spanish legislation (Jersey, Guernsey, Isle of Man and Cayman Islands). Additionally, Hong Kong, Bahamas, Switzerland, Uruguay and Panama are included in the gray list, although according to the current Spanish legislation are not off-shore territories and, as disclosed before, have committed to modify their legislation, as for example implementing the Common Reporting Standards (CRS), developed by the OECD, as an automatic information exchange system between jurisdictions.

The Group has 2 subsidiaries and 1 branch located in Hong Kong, 6 subsidiaries (1 of them in liquidation and 1 tax resident in the USA) and 2 branches in Bahamas (1 of them in process of closure), 6 subsidiaries in Switzerland, 12 subsidiaries in Uruguay (6 of which are in liquidation) and 1 subsidiary in Panama with reduced activity that has already received authorization from the Superintendency of Banks of Panama for its voluntary liquidation.

At present, Spain has in force Double Taxation Agreements with exchange of information clause with Hong Kong, Switzerland, Uruguay and Panama, as well as Tax Information Exchange Agreement with Bahamas.

VII) Impact of forthcoming changes to Spain’s tax law.

On October 23, 2018, the Spanish Government published the Draft Law on measures to prevent and fight against tax fraud, which expands the concept of tax haven, including not only the countries and territories that were already considered as such, but also other tax regimes that are determined as harmful in a regulatory manner. In addition, new criteria are regulated for inclusion in the list of tax havens. As long as the list of countries and territories and harmful tax regimes that are considered tax havens are not determined by regulation, the former list of tax havens established in Royal Decree 1080/1991, of 5th July, will continue in force.

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The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational, tax and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of these off-shore units.

The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2018 and 2017.

d)	Group consolidated balance sheet, income statement, statement of recognised income and expenses, statement of changes in total equity and cash-flow statement

The Group’s consolidated balance sheets at December 31, 2018 and 2017 and the consolidated income statements, consolidated statements of recognised income and expense, consolidated statements of changes in total equity and consolidated statements of cash flows for the years then ended are as follows:

Santander Group – Consolidated balance sheets – (millions of euros)

	2018	2017 (*)
ASSETS
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND	113,663	110,995
FINANCIAL ASSETS HELD FOR TRADING	92,879	125,458
Derivatives	55,939	57,243
Equity instruments	8,938	21,353
Debt instruments	27,800	36,351
Loans and advances	202	10,511
Central banks	—	—
Credit institutions	—	1,696
Customers	202	8,815
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	23,495	50,891
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10,730
Equity instruments	3,260
Debt instruments	5,587
Loans and advances	1,883
Central banks	—
Credit institutions	2
Customers	1,881
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	—
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	57,460	34,782
Equity instruments		933
Debt instruments	3,222	3,485
Loans and advances	54,238	30,364
Central banks	9,226	—
Credit institutions	23,097	9,889
Customers	21,915	20,475
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	6,477	5,766
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	121,091
Equity instruments	2,671
Debt instruments	116,819
Loans and advances	1,601
Central banks	—
Credit institutions	—
Customers	1,601
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	35,558
FINANCIAL ASSETS AVAILABLE-FOR-SALE		133,271
Equity instruments		4,790
Debt instruments		128,481
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		43,079
FINANCIAL ASSETS AT AMORTISED COST	946,099
Debt instruments	37,696
Loans and advances	908,403
Central banks	15,601
Credit institutions	35,480
Customers	857,322
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	18,271
LOANS AND RECEIVABLES		903,013
Debt instruments		17,543
Loans and advances		885,470
Central banks		26,278
Credit institutions		39,567
Customers		819,625
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		8,147
INVESTMENTS HELD-TO-MATURITY		13,491
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,996
HEDGING DERIVATIVES	8,607	8,537
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK	1,088	1,287
INVESTMENTS	7,588	6,184
Joint ventures entities	979	1,987
Associated entities	6,609	4,197
ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	324	341
TANGIBLE ASSETS	26,157	22,974
Property, plant and equipment	24,594	20,650
For own-use	8,150	8,279
Leased out under an operating lease	16,444	12,371
Investment property	1,563	2,324
Of which leased out under an operating lease	1,195	1,332
Memorandum ítems:acquired in lease	98	96
INTANGIBLE ASSETS	28,560	28,683
Goodwill	25,466	25,769
Other intangible assets	3,094	2,914
TAX ASSETS	30,251	30,243
Current tax assets	6,993	7,033
Deferred tax assets	23,258	23,210
OTHER ASSETS	9,348	9,766
Insurance contracts linked to pensions	210	239
Inventories	147	1,964
Other	8,991	7,563
NON-CURRENT ASSETS HELD FOR SALE	5,426	15,280

TOTAL ASSETS	1,459,271	1,444,305

(*)	Presented for comparison purposes only

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Santander Group – Consolidated balance sheet statement (millions of euros)

	2018	2017 (*)
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	70,343	107,624
Derivatives	55,341	57,892
Short positions	15,002	20,979
Deposits	—	28,753
Central banks	—	282
Credit institutions	—	292
Customers	—	28,179
Marketable debt securities	—	—
Other financial liabilities	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	68,058	59,616
Deposits	65,304	55,971
Central banks	14,816	8,860
Credit institutions	10,891	18,166
Customers	39,597	28,945
Marketable debt securities	2,305	3,056
Other financial liabilities	449	589
Memorandum ítems:subordinated liabilities	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	1,171,630	1,126,069
Deposits	903,101	883,320
Central banks	72,523	71,414
Credit institutions	89,679	91,300
Customers	740,899	720,606
Marketable debt securities	244,314	214,910
Other financial liabilities	24,215	27,839
Memorandum ítems:subordinated liabilities	23,820	21,510
HEDGING DERIVATIVES	6,363	8,044
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	303	330
LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	765	1,117
PROVISIONS	13,225	14,489
Pensions and other post-retirement obligations	5,558	6,345
Other long term employee benefits	1,239	1,686
Taxes and other legal contingencies	3,174	3,181
Contingent liabilities and commitments	779	617
Other provisions	2,475	2,660
TAX LIABILITIES	8,135	7,592
Current tax liabilities	2,567	2,755
Deferred tax liabilities	5,568	4,837
OTHER LIABILITIES	13,088	12,591
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

TOTAL LIABILITIES	1,351,910	1,337,472

SHAREHOLDERS’ EQUITY	118,613	116,265
CAPITAL	8,118	8,068
Called up paid capital	8,118	8,068
Unpaid capital which has been called up	—	—
Memorandum items: uncalled up capital	—	—
SHARE PREMIUM	50,993	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL	565	525
Equity component of the compound financial instrument	—	—
Other equity instruments issued	565	525
OTHER EQUITY	234	216
ACCUMULATED RETAINED EARNINGS	56,756	53,437
REVALUATION RESERVES	—	—
OTHER RESERVES	(3,567)	(1,602)
Reserves or accumulated losses in joint ventures investments	917	724
Others	(4,484)	(2,326)
(-) OWN SHARES	(59)	(22)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	7,810	6,619
(-) INTERIM DIVIDENDS	(2,237)	(2,029)
OTHER COMPREHENSIVE INCOME	(22,141)	(21,776)
ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	(2,936)	(4,034)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	(19,205)	(17,742)
NON-CONTROLLING INTEREST	10,889	12,344
Other comprehensive income	(1,292)	(1,436)
Other items	12,181	13,780

EQUITY (*)	107,361	106,833

TOTAL LIABILITIES AND EQUITY	1,459,271	1,444,305

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loans commitment granted	218,083	207,671
Financial guarantees granted	11,723	14,499
Other commitments granted	74,389	64,917

(*)	Presented for comparison purposes only.

70

Santander Group – Consolidated statement of income (millions of euros)

	(Debit) Credit
	2018	2017 (*)
Interest income	54,325	56,041
Financial assets at fair value through other comprehensive income	4,481	4,384
Financial assets at amortized cost	47,560	49,096
Other interest income	2,284	2,561
Interest expense	(19,984)	(21,745)
Interest income / (charges)	34,341	34,296
Dividend income	370	384
Income from companies accounted for using the equity method	737	704
Commission income	14,664	14,579
Commission expense	(3,179)	(2,982)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	604	404
Financial assets at amortized cost	39
Other financial assets and liabilities	565
Gain or losses on financial assets and liabilities held for trading, net	1,515	1,252
Reclassification of financial assets at fair value through other comprehensive income	—
Reclassification of financial assets at amortized cost	—
Other gains (losses)	1,515
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	331
Reclassification of financial assets at fair value through other comprehensive income	—
Reclassification of financial assets at amortized cost	—
Other gains (losses)	331
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(57)	(85)
Gain or losses from hedge accounting, net	83	(11)
Exchange differences, net	(679)	105
Other operating income	1,643	1,618
Other operating expenses	(2,000)	(1,966)
Income from assets under insurance and reinsurance contracts	3,175	2,546
Expenses from liabilities under insurance and reinsurance contracts	(3,124)	(2,489)
Total income	48,424	48,355
Administrative expenses	(20,354)	(20,400)
Staff costs	(11,865)	(12,047)
Other general administrative expenses	(8,489)	(8,353)
Depreciation and amortisation cost	(2,425)	(2,593)
Provisions or reversal of provisions, net	(2,223)	(3,058)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes	(8,986)	(9,259)
Financial assets at fair value through other comprehensive income	(1)
Financial assets at amortized cost	(8,985)
Financial assets measured at cost		(8)
Financial assets available-for-sale		(10)
Loans and receivables		(9,241)
Held-to-maturity investments		—
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	(17)	(13)
Impairment or reversal of impairment on non-financial assets, net	(190)	(1,260)
Tangible assets	(83)	(72)
Intangible assets	(117)	(1,073)
Others	10	(115)
Gain or losses on non-financial assets and investments, net	28	522
Negative goodwill recognised in results	67	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(123)	(203)
Operating profit/(loss) before tax	14,201	12,091
Tax expense or income from continuing operations	(4,886)	(3,884)
Profit from continuing operations	9,315	8,207
Profit or loss after tax from discontinued operations	—	—
Profit for the year	9,315	8,207
Profit attributable to non-controlling interests	1,505	1,588
Profit attributable to the parent	7,810	6,619
Earnings per share
Basic	0.449	0.404
Diluted	0.448	0.403

(*)	Presented for comparison purposes only.

71

Santander Group – Consolidated statements of recognised income and expense (millions of euros)

	2018	2017 (*)
CONSOLIDATED PROFIT FOR THE YEAR	9,315	8,207
OTHER RECOGNISED INCOME AND EXPENSE	(1,899)	(7,320)
Items that will not be reclassified to profit or loss	332	(88)
Actuarial gains and losses on defined benefit pension plans	618	(157)
Non-current assets held for sale	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	1	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(174)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	109
Income tax relating to items that will not be reclassified	(222)	68
Items that may be reclassified to profit or loss	(2,231)	(7,232)
Hedges of net investments in foreign operations (effective portion)	(2)	614
Revaluation gains (losses)	(2)	614
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchanges differences	(1,874)	(8,014)
Revaluation gains (losses)	(1,874)	(8,014)
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Cash flow hedges (effective portion)	174	(441)
Revaluation gains (losses)	491	501
Amounts transferred to income statement	(317)	(942)
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Financial assets available-for-sale		683
Revaluation gains (losses)		1,137
Amounts transferred to income statement		(454)
Other reclassifications		—
Hedging instruments (items not designated)	—
Revaluation gains (losses)	—
Amounts transferred to income statement	—
Other reclassifications	—
Debt instruments at fair value with changes in other comprehensive income	(591)
Revaluation gains (losses)	(29)
Amounts transferred to income statement	(562)
Other reclassifications	—
Non-current assets held for sale	—	—
Revaluation gains (losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Share of other recognised income and expense of investments	(77)	(70)
Income tax relating to items that may be reclassified to profit or loss	139	(4)
Total recognised income and expenses for the year	7,416	887
Attributable to non-controlling interests	1,396	1,005
Attributable to the parent	6,020	(118)

(*)	Presented for comparison purposes only.

72

Santander Group - Consolidated statements of changes in total equity (millions of euros)

(Millions of euros)

												Non-controlling interest
	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as of 31-12-17 (*)	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(1,473)	—	—	—	1,425	253	(1,545)	(1,340)
Opening balance as of 01-01-18 (*)	8,068	51,053	525	216	53,437	—	(3,075)	(22)	6,619	(2,029)	(20,351)	(1,183)	12,235	105,493
Total recognised income and expense	—	—	—	—	—	—	—	—	7,810	—	(1,790)	(109)	1,505	7,416
Other changes in equity	50	(60)	40	18	3,319	—	(492)	(37)	(6,619)	(208)	—	—	(1,559)	(5,548)
Issuance of ordinary shares	50	(60)	—	—	—	—	10	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(968)	—	—	—	—	(2,237)	—	—	(687)	(3,892)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,026)	—	—	—	—	—	(1,026)
Disposal of equity instruments	—	—	—	—	—	—	—	989	—	—	—	—	—	989
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287	—	303	—	(6,619)	2,029	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	59	—	—	—	—	—	(660)	(601)
Share-based payment	—	—	—	(74)	—	—	—	—	—	—	—	—	17	(57)
Others increases or (-) decreases of the equity	—	—	40	92	—	—	(864)	—	—	—	—	—	(229)	(961)
Balance as of 31-12-18	8,118	50,993	565	234	56,756	—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361

(*) Presented for comparison purposes only.

73

												Non-Controlling interest
	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12-31-16 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-17 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognised income and expense	—	—	—	—	—	—	—	—	6,619	—	(6,737)	(583)	1,588	887
Other changes in equity	777	6,141	525	(24)	3,484	—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
Issuance of ordinary shares	777	6,141	—	—	—	—	6	—	—	—	—	—	543	7,467
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—	—	—	—	—	—	—	—	592	1,117
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(2,029)	—	—	(665)	(3,496)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,309)	—	—	—	—	—	(1,309)
Disposal of equity instruments	—	—	—	—	—	—	26	1,294	—	—	—	—	—	1,320
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286	—	251	—	(6,204)	1,667	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(39)	(39)
Share-based payment	—	—	—	(72)	—	—	—	—	—	—	—	—	24	(48)
Others increases or (-) decreases of the equity	—	—	—	48	—	—	(936)	—	—	—	—	—	(867)	(1,755)
Balance as at 12-31-17 (*)	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

(*)	Presented for comparison purposes only.

74

Santander Group – Consolidated statements of cash flows (millions of euros)

	2018	2017 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES	3,416	40,188
Profit for the year	9,315	8,207
Adjustments made to obtain the cash flows from operating activities	21,714	23,927
Depreciation and amortisation cost	2,425	2,593
Other adjustments	19,289	21,334
Net increase/(decrease) in operating assets	51,550	18,349
Financial assets held-for-trading	(31,656)	(18,114)
Non-trading financial assets mandatorily at fair value through profit or loss	5,795
Financial assets at fair value through profit or loss	16,275	3,085
Financial assets at fair value through other comprehensive income	(2,091)
Financial assets available-for-sale		2,494
Financial assets at amortized cost	61,345
Loans and receivables		32,379
Other operating assets	1,882	(1,495)
Net increase/(decrease) in operating liabilities	27,279	30,540
Liabilities held-for-trading financial	(36,315)	1,933
Financial liabilities designated at fair value through profit or loss	8,312	19,906
Financial liabilities at amortized cost	60,730	12,006
Other operating liabilities	(5,448)	(3,305)
Income tax recovered/(paid)	(3,342)	(4,137)

B. CASH FLOWS FROM INVESTING ACTIVITIES	3,148	(4,008)

Payments	12,936	10,134
Tangible assets	10,726	7,450
Intangible assets	1,469	1,538
Investments	11	8
Subsidiaries and other business units	730	838
Non-current assets held for sale and associated liabilities	—	—
Held-to-maturity investments		300
Other payments related to investing activities	—	—
Proceeds	16,084	6,126
Tangible assets	3,670	3,211
Intangible assets	—	—
Investments	2,327	883
Subsidiaries and other business units	431	263
Non-current assets held for sale and associated liabilities	9,656	1,382
Held-to-maturity investments		387
Other proceeds related to investing activities	—	—

C. CASH FLOW FROM FINANCING ACTIVITIES	(3,301)	4,206

Payments	7,573	7,783
Dividends	3,118	2,665
Subordinated liabilities	2,504	2,007
Redemption of own equity instruments	—	—
Acquisition of own equity instruments	1,026	1,309
Other payments related to financing activities	925	1,802
Proceeds	4,272	11,989
Subordinated liabilities	3,283	2,994
Issuance of own equity instruments	—	7,072
Disposal of own equity instruments	989	1,331
Other proceeds related to financing activities	—	592

D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(595)	(5,845)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,668	34,541

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	110,995	76,454

G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	113,663	110,995

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash	10,370	8,583
Cash equivalents at central banks	89,005	87,430
Other financial assets	14,288	14,982
Less: Bank overdrafts refundable on demand	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	113,663	110,995

In which: restricted cash	—	—

(*)	Presented for comparison purposes only

75

4.	Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share.

a)	Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2018 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Million of euros
First and third interim dividends and final dividend	3,160
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	132

3,292
Of which:
Approved at 31 December 2018 (*)	2,237
Final dividend	1,055
To voluntary reserves	9

Net profit for the year	3,301

(*)	Recognised under Shareholders’ equity – Interim dividends.

In addition to the EUR 3,292 million indicated above, EUR 432 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on 23 March 2018, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2018 profit in cash or new shares.

A remuneration of EUR 0.23 per share, charged to the 2018 annual period, will be proposed by the board of directors to the shareholders at the annual general meeting.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity—See Note 21) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

76

Accordingly:

	2018	2017
Profit attributable to the parent (million of euros)	7,810	6,619
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)

	7,250	6,224
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789

Adjusted number of shares	16,150,090,739	15,394,458,789

Basic earnings per share (euros)	0.449	0.404

Basic earnings per share from discontinued operations (euros)	0.000	0.000

Basic earnings per share from continuing operations (euros)	0.449	0.404

ii.	Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in—See Note 21) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2018	2017
Profit attributable to the parent (million of euros)	7,810	6,619
Remuneration of contingently convertible preference shares
(CCP)
(million of euros) (Note 23)	(560)	(395)

	7,250	6,224
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (million of euros)	—
Profit from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789
Dilutive effect of options/rights on shares	42,873,078	50,962,887
Adjusted number of shares	16,192,963,816	15,445,421,676

Diluted earnings per share (euros)	0.448	0.403

Diluted earnings per share from discontinued operations (euros)	0.000	0.000

Diluted earnings per share from continuing operations (euros)	0.448	0.403

The capital increase in 2017 (See Note 27.a) had an impact on the basic and diluted earnings per share of the previous years due to the alteration in the number of shares outstanding. Due to this fact, the information relating to the 2016 period has been recasted according to the applicable legislation.

77

5. Remuneration and other benefits paid to the Bank’s directors and senior managers

The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2018 and 2017:

a) Remuneration of Directors

i.	Bylaw-stipulated emoluments

The annual General Meeting held on 22 March, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting for the years 2018 and 2017, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2018 amounted to EUR 4.6 million (EUR 4.7 million in 2017).

Annual emolument

The amounts received individually by the directors in 2018 and 2017 based on the positions held by them on the board and their membership of the Board committees were as follows:

	Euros
	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	—
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	—
Lead director (*)	110,000	110,000
Non-executive deputy chairman	30,000	30,000

(*)

Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

78

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings—excluding, as aforementioned, executive committee meetings—were as follows:

	Euros
Meeting attendance fees	2018	2017
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

ii.	Salaries

The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

Establishes the following payments scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.

•

The remaining 60% is deferred over five years, as the case may be, in five portions provided that the conditions of permanence of the Group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second portion (payment in 2020 and 2021) is no subject to the long-term objectives.

•

The accrual of the third, fourth, and fifth portion (payment in 2022, 2023 and 2024), is linked to certain objectives related to the period 2018-2020 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be paid of the deferred amount in these three annuities, being the maximum amount determined at the end of the 2018 when the total variable remuneration is approved.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as each deferred payment, whether subject or not to long-term, goals will be settled 50% in cash and the remaining 50% in Santander shares.

iii.	Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2018 and 2017 is provided below:

79

	Thousands of euros
	2018																	2017
	Bylaw-stipulated emoluments									Short-term and deferred
	Annual emolument									(not subject to long-term goals) salaries of executive directors
										Variable –		Deferred
										immediate payment		variable
Directors	Board (6)	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk, regulation and compliance oversight committee	Responsible banking, sustainability and culture committee	Attendance fees and commissions	Fixed	In cash	In shares	In cash	In shares	Total	Pension contribution	Other Remuneration (7)	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	170	—	—	—	—	8	39	3,176	1,480	1,480	888	888	7,912	1,234	1,030	10,483	10,582
Mr José Antonio Álvarez Álvarez	90	170	—	—	—	—	—	34	2,541	989	989	593	593	5,705	1,050	1,596	8,645	8,893
Mr Rodrigo Echenique Gordillo	90	170	—	—	—	—	—	33	1,800	785	785	471	471	4,312	—	225	4,830	4,281
Mr Guillermo de la Dehesa Romero	120	170	—	25	25	20	—	81	—	—	—	—	—	—	—	—	441	473
Mr Bruce Carnegie-Brown	383	170	—	25	25	40	—	89	—	—	—	—	—	—	—	—	732	731
Mr Ignacio Benjumea Cabeza de Vaca	90	170	—	13	25	40	8	86	—	—	—	—	—	—	—	81	513	550
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (1)	90	—	—	—	—	—	—	31	—	—	—	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	90	—	—	25	25	—	8	67	—	—	—	—	—	—	—	—	215	207
Mr Carlos Fernández González	90	—	40	25	25	—	—	86	—	—	—	—	—	—	—	—	266	285
Ms Esther Giménez-Salinas i Colomer	90	—	—	—	—	40	8	58	—	—	—	—	—	—	—	—	196	162
Ms Belén Romana García	160	85	40	—	—	40	8	81	—	—	—	—	—	—	—	—	414	297
Mr Juan Miguel Villar Mir	90	—	—	—	—	—	—	18	—	—	—	—	—	—	—	—	108	170
Ms Homaira Akbari	90	—	40	—	—	—	8	61	—	—	—	—	—	—	—	—	199	159
Mr Ramiro Mato García Ansorena (2)	115	170	40	—	—	40	8	77	—	—	—	—	—	—	—	—	450	36
Mr Alvaro Cardoso de Souza (3)	85	—	—	—	—	27	5	31	—	—	—	—	—	—	—	—	148	—
Mr Matías Rodríguez Inciarte (4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,266
Ms Isabel Tocino Biscarolasaga (5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	418
Total 2018	1,763	1,275	160	113	125	247	61	872	7,517	3,254	3,254	1,952	1,952	17,929	2,284	2,932	27,761
Total 2017	1,675	1,345	160	125	123	280	—	973	7,568	3,698	3,698	2,219	2,219	19,402	5,164	2,387		31,634

(1)	All the amounts received were repaid to the Fundación Marcelino Botín.
(2)	Director since 28 November 2017
(3)	Director since 23 March 2018
(4)

Ceased to be a member of the Board on 28 November, 2017. This table shows the remuneration information until his ceased as a member of the board. The remuneration information for his performance as executive vice president since November 28, 2017 is included in the corresponding section.

(5)	Ceased to be a member of the board on 28 November, 2017.
(6)	Includes committee chairmanship and other roles emoluments.
(7)

Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors as well as a fixed supplement approved as part of the benefit systems transformation of the Executive Directors Ms Ana Botín and Mr José Antonio Álvarez Álvarez

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Following is the detail, by executive director, of the linked to multiannual objectives salaries at their fair value, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 42.

	Thousands of euros
	2018		2017
	Variable subject to Long-term objectives(2)
	In cash	In shares	Total	Total (2)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	1,726
Mr. José Antonio Álvarez Álvarez	623	623	1,246	1,154
Mr. Rodrigo Echenique Gordillo	495	495	990	900
Mr. Matías Rodríguez Inciarte(1)	—	—	—	880

Total	2,050	2,050	4,100	4,660

(1)	Ceased to be a member of the board on 28 November, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.
(2)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2022, 2023 and 2024, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established.

The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60%—80%. It has been considered that the fair value is 70% of the maximum (see Note 42).

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2018 and 2017 variable remuneration plans.

b)	Remuneration of the Board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2018 and 2017 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2017.

c)	Post-employment and other long-term benefits

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012, the contracts of the executive directors (and the other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement1. In the event of pre-retirement and up until the retirement date, Ms Ana Botín and Mr José Antonio Álvarez have the right to receive an annual allotment.

[1]

As provided in the contracts of the executive directors prior to 2012, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

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The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system2.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement). No contributions will be made with respect to executive directors or senior executives who exercised the option to receive their pension rights as capital prior to the transformation of the defined benefits pension commitments into the current defined forecast contribution system as set out in footnote 2 below.

Mr Rodrigo Echenique’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law.

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, these contributions are subject to malus clauses and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez. This benefit gave the widow/widower and any children under the age of 25 in the event of death, or the director in case of disability, the right to a pension supplemental to the pension they would have been entitled to receive from social security up to an annual maximum amount equal to their respective pensionable bases, as indicated above in connection with pre-retirement (in Mr Álvarez’s case, referring to his fixed remuneration as chief executive officer), with certain deductions.

As per the director’s remuneration policy approved at the 23 March 2018 general shareholder’s meeting, in 2018 the system has been changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.

•	Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.

•	No increase in total costs for the Bank.

The changes to the system in 2018 are the following:

•

Fixed and variable pension contributions have been reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration have been increased in the corresponding amount with no increase in total costs for the Bank.

[2]

In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

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•

The death and disability supplementary benefits have been eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date.

•	The total amount for life and accident insurance has been increased.

The provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr José Antonio Álvarez Álvarez	1,050	2,456

	2,284	5,163

Following is a detail of the balances relating to each of the executive directors under the welfare system at 31 December 2018 and 2017:

	Thousands of euros
	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	46,093	45,798
Mr José Antonio Álvarez Álvarez	16,630	16,151
Mr Rodrigo Echenique Gordillo (2)	13,614	13,957
Mr Matías Rodríguez Inciarte (3)	—	—

	76,337	75,906

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.
(2)

Executive director since 16 January, 2015 Mr. Rodrigo Echenique Gordillo doesn’t participate in the pension system and the right to the bank to make contributions in its favour in this regard. The amount at 31 December, 2018 and 2017, corresponds to him prior to his appointment as executive director in January 2015.

(3)	Ceased to be a member of the Board on 28 November, 2017, retained their pension rights as of 31 December, 2017 amounted to EUR 48,750 thousand.

The payments made during 2018 to the members of the Board entitled to post-employment benefits amount to EUR 0.9 million (EUR 0.9 million in 2017).

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Insured capital (Thousands of euros)
	2018	2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea	22,710	7,500
Mr. José Antonio Álvarez Álvarez	19,694	6,000
Mr. Rodrigo Echenique Gordillo	5,400	4,500
Mr. Matías Rodríguez Inciarte (1)	—	—

	47,804	18,000

(1)	Ceased to be member of the board on 28 November, 2017. The insured capital at 31 December, 2017 amounted to EUR 5,131 thousand.

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The insured capital has changed for in 2018 as Ms Ana Botín and Mr José Antonio Alvarez as part of the pension transformation set out in Note 5.c) above, that has encompassed the elimination of the supplementary benefits and the increase of the life insurance annuities.

During years 2018 and 2017, the Group has disbursed a total amount of EUR 10.1 and 10.5 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of certain types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2018 and 2017, there were no obligations in this connection to other directors.

e)	Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2018 and 2017 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2018 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2018 and 2017 where the conditions for the receipt thereof had been met (see Note 42):

i)	Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the Board of Directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related Annual General Meetings.

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will based on the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s Executive Directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated for the executive directors and other senior managers in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on 18 March, 2016.

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ii)	Performance shares plan (ILP)

The annual general meeting held on 27 March 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount are conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (31 December 2018). The maximum benchmark LTI in number of shares for executive directors was set by the board at the end of 2015.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established taking into account the performance of the following indicators: (1) ranking of Santander’s earning per share growth for the 2015-2017 period compared to a peer group of 17 credit institutions; (2) ROTE in 2017; (3) number of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017; (4) number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017; (5) retail loyal clients at 31 December 2017; and (6) SME and corporate loyal clients at 31 December 2017. The overall compliance of the plan was assessed by the Board at the 65.67%.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved máximum LTI amount (1)	Ratio	Final number of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	187,080	65.67%	122,855
Mr José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr Rodrigo Echenique Gordillo	93,540	65.67%	61,428

Total	406,899		267,210

(1)	91.50% of the maximum established benchmark approved at the AGM on 27 March 2015.

With regards to the ILP of 2014 (see Note 42), in both 2017 and 2018, the position achieved in the Total Return for the Shareholders has not been such that determines the accrual of the second and third thirds. Therefore, the plan has expired.

iii)	Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan, the deferred multiyear objectives variable remuneration plan. The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2018 has been approved by the Board of Directors and implemented through the third cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries, was authorized by the annual General Meeting of Shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropiate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (installments in 2020 and 2021) is not subject to the fulfilment of long-term objectives.

•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2018-2020 and the metrics and scales associated with those objectives. These objectives are:

85

•	the growth of consolidated earnings per share in 2020 compared to 2017;

•	the relative performance of the Bank’s total shareholder return (RTA) in the period 2018-2020 in relation to the weighted RTAs of a reference group of 17 credit institutions;

•	compliance with the fully loaded ordinary level 1 capital objective for the year 2020;

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2018.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)	Significant failures in risk management committed by the entity, or by a business unit or risk control.

(ii)	The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.

(iii)	Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.

(iv)

Irregular conduct, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bonus is agreed by the board of executive directors of the Bank.

iv)	Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of 1 January, 2017, 31 December, 2017 and 2018, as well as the gross shares that were delivered to them in 2017 and 2018, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee that the corresponding one-fifth (one third until 2014) of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2013, 2014 and 2015 and of the deferred conditional and linked to multiannual objectives 2018, 2017 and 2016.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with preferential subscription rights of the Bank that took place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, EUR 0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

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Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2017	Shares delivered in 2017 (immediate payment 2016 variable remuneration)	Shares delivered in 2017 (deferred payment 2014 variable remuneration)	Shares delivered in 2017 (deferred payment 2013 variable remuneration)	Shares delivered in 2017 (deferred payment 2012 variable remuneration)	Shares arising from the capital increase of July 2017	Variable remuneration 2017 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2017	Shares delivered in 2018 (immediate payment 2016 variable remuneration)	Shares delivered in 2018 (deferred payment 2015 variable remuneration)	Shares delivered in 2018 (deferred payment 2014 variable remuneration)	Shares delivered in 2018 (deferred payment 2013 variable remuneration)	Variable remuneration 2018 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at December 31, 2018(4)
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	33,120				(33,120)
Mr. José Antonio Álvarez Álvarez(2)	19,561				(19,561)
Mr. Matías Rodríguez Inciarte	34,547				(34,547)
	87,228				(87,228)
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	121,630			(60,814)		905		61,721				(61,721)
Mr. José Antonio Álvarez Álvarez(2)	52,484			(26,242)		390		26,632				(26,632)
Mr. Matías Rodríguez Inciarte(3)	92,725			(46,363)		690		47,052				(47,052)
	266,839			(133,419)		1,985		135,405				(135,405)
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	317,300		(63,460)			3,777		257,617			(64,404)			193,213
Mr. José Antonio Álvarez Álvarez(2)	210,914		(42,183)			2,511		171,242			(42,811)			128,431
Mr. Rodrigo Echenique Gordillo	156,233		(31,247)			1,860		126,846			(31,712)			95,134
Mr. Matías Rodríguez Inciarte	216,671		(43,334)			2,579		175,916			(43,979)			131,937
	901,118		(180,224)			10,727		731,621			(182,906)			548,715
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	592,043	(236,817)				5,286		360,512		(72,102)				288,410
Mr. José Antonio Álvarez Álvarez(2)	399,607	(159,843)				3,568		243,332		(48,667)				194,665
Mr. Rodrigo Echenique Gordillo	295,972	(118,389)				2,643		180,226		(36,046)				144,180
Mr. Matías Rodríguez Inciarte	352,455	(140,982)				3,147		214,620		(42,924)				171,696
	1,640,077	(656,031)				14,644		998,690		(199,739)				798,951
2017 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea							574,375	574,375	(229,750)					344,625
Mr. José Antonio Álvarez Álvarez(2)							384,118	384,118	(153,647)					230,471
Mr. Rodrigo Echenique Gordillo							299,346	299,346	(119,738)					179,608
Mr. Matías Rodríguez Inciarte(3)							292,771	292,771	(117,108)					175,662
							1,550,610	1,550,610	(620,243)					930,366
2018 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea													860,865	860,865
Mr. José Antonio Álvarez Álvarez(2)													575,268	575,268
Mr. Rodrigo Echenique Gordillo													456,840	456,840
													1,892,973	1,892,973

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfillment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)

Ceased to be a member of the Board on 28 November, 2017. The shares corresponding to his variable remuneration between 28 November 28, 2017 and 2 January, 2018 as executive vice president are included in Note 5.g.

(4)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 106,113 shares arising from his participation in the corresponding plans during his term as executive vice president

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Also, the table below show the cash delivered in 2018 and 2017, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee that one-third relating to each plan had accrued:

	Thousands of euros
	2018		2017
	Cash paid (immediate payment 2017 variable remuneration)	Cash paid (deferred payments from 2016, 2015 and 2014 variable remuneration)	Cash paid (immediate payment 2016 variable remuneration)	Cash paid (one-third of deferred payment 2015, 2014 and 2013 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,370	947	1,205	825
Mr. José Antonio Álvarez Álvarez (1)	916	574	814	461
Mr. Rodrigo Echenique Gordillo	714	305	603	124
Mr. Matías Rodríguez Inciarte (2)	—	—	718	690

	3,000	1,826	3,339	2,099

(1)	Includes paid cash corresponding to his participation in the corresponding plans during the time as executive vice president.
(2)

Ceased to be a member of the Board on 28 November 2017. The cash paid corresponding to his variable remuneration between 28 November 2017 and 2 January 2018 as executive vice president is included in Note 5.g.

v)	Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to January 1, 2017 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2018 and 2017 to former board members, upon achievement of the conditions for the receipt thereof (see Note 42):

	2018	2017
Maximum number of shares to be delivered (1)
Deferred conditional variable remuneration plan (2014)	—	101,537
Deferred conditional variable remuneration plan (2015)	50,604	67,472
Plan performance shares (ILP 2015)[2]	33,785	51,447
Deferred conditional variable remuneration plan (2016)	—	—

	2018	2017
Number of shares delivered
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	100,049
Deferred conditional variable remuneration plan (2015)	16,868	16,621
Deferred conditional variable remuneration plan (2016)

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 3,233 shares. At year-end 2018, the overall compliance of the 2015 LTI Plan was assessed by the Board at the 65.67%.

In addition, EUR 685 thousand and EUR 1,224 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2018 and 2017.

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f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

	Thousand of euros
	2018			2017
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Dª. Ana Botín-Sanz de Sautuola y O’Shea	18	—	18	10	—	10
D. José Antonio Álvarez Álvarez	8	—	8	9	—	9
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
D. Matías Rodríguez Inciarte (*)	—	—	—	—	—	—
D. Rodrigo Echenique Gordillo	29	—	29	22	—	22
D. Javier Botín-Sanz de Sautuola y O’Shea	15	—	15	17	—	17
Dª Sol Daurella Comadran	53	—	53	27	—	27
D.Carlos Fernandez Gonzalez	12	—	12	—	—	—
Dª Esther Gimenez-Salinas i Colomer	1	—	1	—	—	—
D. Ignacio Benjumea Cabeza de Vaca	—	—	—	—	—	—
Dª Belén Romana García	21	—	21	3	—	3
D. Guillermo de la Dehesa Romero	21	—	21	—	—	—

	178	—	178	88	—	88

(*)	Ceased to be a board director on 28 November 2017. On 31 December 2017, to loans and credits amounted to EUR 13 thousand.

g)	Senior managers

The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December, 2018 and those at 31 December, 2017, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration			Other remuneration (1)
Year	Number of persons	Fixed	In cash	In shares (2)	In cash	In shares	Pensions		Total
2018	18	22,475	8,374	8,374	3,791	3,791	6,193	7,263	60,261
2017	19	17,847	8,879	8,879	4,052	4,052	13,511	7,348	64,568

(1)	Includes other remuneration items such as life insurance premiums and localization aids totalling EUR 1,641 thousand (2017: EUR 692 thousand).
(2)

The amount of the immediate payment in shares for 2018 relates to Santander shares 1,936,037 (2017:1,430,143 Santander shares and 225,564 shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

(3)

Additionally, and as a result of the incorporation and compensation agreements of long-term and deferred compensation lost in previous jobs, compensations were agreed in 2017 for the amount of EUR 4,650 thousand and 648,457 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at 31 December, 2018 and 2017 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 42).

		Thousands of euros
		Variable remuneration subject to long- term objectives (1)
Year	Number of people	Cash payment	Share payment	Total
2018	18	3,981	3,981	7,962
2017	19	4,255	4,255	8,510

(1)

Relates in 2018 with the fair value of the maximum annual amounts for years 2022, 2023 and 2024 of the third cycle of the deferred conditional variable remuneration plan (2021, 2022 and 2023 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2017).

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Also, executive vice presidents who retired in 2018 and, therefore, were not members of senior management at year-end, received in 2018 salaries and other remuneration relating to their retirement amounting to EUR 1,861 thousand (EUR 5,237 thousand in 2017), however, the right to obtain variable remuneration subject to long-term objectives has not been generated as part of the senior management (2017: EUR 999 thousand).

Other than Executive directors the average total remuneration awarded in 2018 to women senior managers is 0.7% higher than the average remuneration of men senior managers.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at 31 December, 2018 and 2017 relating to the deferred portion under the various plans then in force (see Note 42):

	2018	2017
Maximum number of shares to be delivered (1)
Deferred conditional variable remuneration plan (2014)	—	323,424
Deferred conditional variable remuneration plan (2015)	705,075	1,296,424
Performance shares plan ILP (2015)	515,456	1,050,087
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,079,654	1,854,495
Deferred conditional variable remuneration plan and linked to objectives (2017)	1,434,047	1,779,302
Deferred conditional variable remuneration plan and linked to objectives (2018)	2,192,901	—

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 66,339 shares.

In 2018 and 2017, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

	2018	2017
Number of shares delivered
Deferred conditional variable remuneration plan (2013)	—	226,766
Deferred conditional variable remuneration plan (2014)	248,963	318,690
Deferred conditional variable remuneration plan (2015)	261,109	349,725
Deferred conditional variable remuneration plan and linked to objectives (2016)	258,350	—

As indicated in Note 5.c above, the senior managers participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with defined benefit pension commitments were amended to transform them into a defined contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

In addition, in application of the provisions of the remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

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The contracts of certain senior managers have gone through the changes set out in note 5.c. for executive directors. The changes, aiming at aligning the annual contributions with practices of comparable institutions and reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank, are the following:

•	Contributions of the pensionable bases have been reduced. Gross annual salaries have been increased in the corresponding amount with no increases in total costs for the Bank.

•

The death and disability supplementary benefits have been eliminated since 1 January 2018. A fixed remuneration supplement (included in other remuneration in the table above) was implemented the same date.

•	The sum insured for life and accident insurance has been increased.

All the above without an increase in total cost for the Bank.

The balance as of 31 December, 2018 in the pension system for those who were part of senior management during the year amounted to EUR: 66.5 million (EUR: 118.7 million in 31 December, 2017).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.4 million in 2018 (EUR: 14.5 in 31 December, 2017).

In 2018 and 2017 there is no payments in the form of a single payment of the annual voluntary pre-retirement allowance.

Additionally, the capital insured by life and accident insurance at 31 December, 2018 of this group amounts to EUR 133.3 million (EUR: 53.6 million at 31 December, 2017).

h)	Post-employment benefits to former Directors and former executive vice presidents

The post-employment benefits and settlements paid in 2018 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 13.8 million (2017: EUR 26.2 million). Also, the post-employment benefits and settlements paid in 2018 to former executive vice presidents amounted to EUR 63 million (2017: EUR 17.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to EUR 0.5 million in 2018 (EUR 0.5 million in 2017). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to EUR 5.4 million in 2018 (EUR 5.5 million in 2017).

In 2018 a period provision of EUR 0.08 million (release of EUR 0.5 million in 2017) was recognised in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and no period provision was recognised in relation to former executive vice presidents (2017: a period provision of EUR 5.6 million was recognised).

In addition, Provisions – Pension Fund and similar obligations in the consolidated balance sheet as at 31 December, 2018 included EUR 70.2 million in respect of the post-employment benefit obligations to former Directors of the Bank (31 December, 2017: EUR 81.8 million) and EUR 179 million corresponding to former executive vice presidents (2017: EUR 195.8 million).

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

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Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 8% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.

j)	Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to the compensation that corresponds to the non-competition obligations, as detailed in the remuneration policy of the directors

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)	Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Administrator	Denomination	Number of shares	Functions
Ms. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. (1)	5,000,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	30,000	President (2)
	Lloyd’s of London Ltd	—	President (2)
Mr. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group (1)	17,500	—
			—
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	6,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Ms. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (2)
Mr. Ramiro Mato García-Ansorena	BNP Paribas, S.A.	13,806	—

(1)	Indirect ownership.
(2)	Non-executive.

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With regard to situations of conflict of interest, as stipulated in Article 30 of the rules and regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Accordingly, the related party transactions carried out during the financial year met the conditions established in the regulations of the board of directors so as not to require a prior favourable report from the audit committee and subsequent authorisation from the board of directors.

In addition, during the 2018 financial year there were 60 occasions in which, in accordance with the provisions of article 36.1 (b) (iii) of the Regulations of the Board, the directors have abstained from intervening and voting in the deliberation of matters in the sessions of the board of directors or its committees. The breakdown of the 60 cases is as follows: on 26 occasions they were due to proposals for the appointment, re-election or resignation of directors, as well as the appointment of members of board committees or in Group companies or related to them; on 30 occasions it was about retributive aspects or the granting of loans or credits; on 1 occasion when investment or financing proposals or other risk operations were discussed in favor of companies related to different directors and on 3 occasions the abstention occurred in relation to the annual verification of the directors’ nature.

6.	Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018(*)	01/01/2018(**)	31/12/2017
CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—	—
Financial assets designated at fair value through profit or loss	103	—	—
Financial assets designated at fair value through other comprehensive income	—	—
Financial assets at amortised cost	46	96
Loans and receivables			96

	149	96	96

Breeakdown by product:
Reverse repurchase agreements	103	76
Other term loans	20	20	96
Advances different from loans	26	—
Of which: impaired assets	—	—
Of which: valuation adjustments for impairment	—	—

	149	96	96

Currency:
Euro	149	96	96

	149	96	96

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	2	—
Financial assets designated at fair value through profit or loss	17,536	5,948	11,243
Financial assets designated at fair value through other comprehensive income	185	—
Financial assets at amortised cost	35,856	31,225
Loans and receivables			31,617

	53,579	37,173	42,860

Breakdown by product:
Credit card Debt	—	—	—
Commercial credit	890	363	363
Finance leases	1	1	1
Reverse repurchase agreements	23,267	14,456	17,946
Other term loans	18,582	14,392	16,133
Advances different from loans	10,839	7,962	8,417
Of which: impaired assets	1	3	—
Of which: valuation adjustments for impairment	(6)	(16)	(14)

	53,579	37,173	42,860

Currency:
Euro	35,276	29,612	35,338
Pound sterling	1,283	873	5,775
US dollar	15,532	5,815	576
Chilean pesos	728	576	873
Brazilian real	137	195	195
Other currencies	623	103	103

	53,579	37,173	42,860

TOTAL	53,728	37,269	42,956

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

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The loans and advances classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Financial assets at amortised cost (Bank of Spain Circular 4/2017) and Loans and receivables (Bank of Spain Circular 4/2004) are mainly time accounts and deposits.

In addition, at December 31, 2018, there were outstanding balances with central banks and credit institutions for EUR 45,232 million and EUR 5,324 million, respectively (2017: EUR 30,800 million and EUR 2,162 million, respectively). These balances are included under Cash, cash balances at central banks and other deposits on demand.

Note 48 contains a detail of the residual maturity periods of Financial assets at amortised cost (Bank of Spain Circular 4/2017) and Loans and receivables (C) and of the related average interest rates.

The breakdown as of December 31, 2018 of the exposure and of the provision fund by phase of impairment of the assets accounted for under Circular 4/2017 of the Bank of Spain is EUR 36,094 million and EUR 6 million in phase 1, EUR 1 million without a provision fund in phase 2 and EUR 1 million euros without a provision fund in phase 3.

7.	Debt instruments

The detail, by classification, type, listing status and currency, of Debt instruments in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018(*)	01/01/2018(**)	31/12/2017
Classification:
Financial assets held for trading	10,525	15,411	15,242
Non-trading financial assets mandatorily at fair value through profit or loss	1,976	382
Financial assets designated at fair value through profit or loss	—	—	—
Financial assets designated at fair value through other comprehensive income	32,741	46,732
Financial assets available-for-sale (**)			31,946
Financial assets at amortised cost	24,372	15,270
Loans and receivables			13,492
Held-to-maturity investments			1,892

	69,614	77,795	62,572

Sectoralization:
Central banks	300	409	409
Public sector	44,001	56,481	42,361
Credit institutions	11,032	8,555	8,535
Other financial institutions	12,960	10,658	10,032
Non-financial institutions	1,321	1,692	1,235
Of which: impaired assets	—	—	—
Of which: value adjustments for impairment	(10)	(90)	(88)

	69,614	77,795	62,572

Currency:
Euro	50,695	65,791	50,567
Us dollar	10,468	6,871	6,871
Pound sterling	4,775	2,318	2,318
Brazilian real	1,837	1,865	1,865
Other currencies	1,839	950	951

	69,614	77,795	62,572

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

At 31 December 2018, the nominal amount of debt instruments assigned to the Bank’s own obligations, mainly to secure financing facilities received by the Bank, amounted to EUR 36,332 million (31 December 2017: EUR 36,332 million), of which EUR 32,202 million related to Spanish government debt (31 December 2017: EUR 29,370 million).

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At 31 December 2018 the exposure by impairment stage of the book assets under Bank of Spain Circular 4/2017 amounted to EUR 57,123 million in stage 1, EUR with no exposure by impairment in stage 2 and 3.

At 31 December 2018 the loan loss provision by impairment stage of the assets accounted for under Bank of Spain Circular 4/2017 amounted to EUR 10 million in stage 1, with no loan provision by impairment in stages 2 and 3.

Note 25 contains a detail of the Other comprehensive income, recognised in equity, on Financial assets designated at fair value through other comprehensive income (Bank of Spain Circular 4/2017) and Financial assets available-for-sale, and also the related impairment losses (Bank of Spain Circular 4/2004 and subsequent modifications).

Note 48 contains a detail of the residual maturity periods of loans and advances and of available-for-sale financial assets, as well as their average interest rate.

8.	Equity instruments

a)	Breakdown

The detail, by classification, listing status, currency and type, of Equity instruments in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018(*)	01/01/2018(**)	31/12/2017
Classification:
Financial assets held for trading	8,644	10,168	10,168
Non-trading financial assets mandatorily at fair value through profit or loss	224	87
Financial assets designated at fair value through profit or loss			—
Financial assets designated at fair value through other comprehensive income	1,751	1,940
Financial assets available-for-sale			1,863

	10,619	12,195	12,031

Listing status:
Listed	9,892	10,768	10,714
Unlisted	727	1,427	1,317

	10,619	12,195	12,031

Currency:
Euros	7,130	10,547	10,384
Pound sterling	1,845	80	80
Chinese yuan	1,010	919	919
Brazilian real	427	455	455
US Dollar	91	128	128
Other currencies	116	66	65

	10,619	12,195	12,031

Type:
Shares of Spanish companies	3,178	3,877	3,726
Shares of foreign companies	6,959	8,273	8,271
Investment fund units and shares	482	45	34

	10,619	12,195	12,031

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

Note 25 contains a detail of the Other comprehensive income, recognised in equity, on Financial assets designated at fair value through other comprehensive income (Bank of Spain Circular 4/2017) and Financial assets available-for-sale, and also the related impairment losses (Bank of Spain Circular 4/2004 and subsequent modifications).

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b)	Changes

The changes in Non-trading financial assets mandatorily at fair value through profit or loss and Financial assets at fair value through other comprehensive income (Bank of Spain Circular 4/2017), and Financial assets available-for-sale (Bank of Spain Circular 4/2004 and subsequent modifications) were as follows:

	Millions of euros
	2018	2017
Balance at beginning of the year	1,863	2,443
Circular 4/2017 impact and merger effect(*)(**)	77	—
Balance at beginning of the year after merger	1,940	2,443
Purchases and capital increases	18	43
Disposals and capital reductions	(28)	(141)
Of which:
Ventas de Fondos de Inversión en April/17	—	(84)
Other comprehensive income and other changes	(155)	(482)
Of which:
Bank of Shanghai Co., Ltd. (Cotization’s variation)	51	(336)
Other comprehensive income and other changes	(24)	—

Balance at end of the year	1,751	1,863

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

i.	Bank of Shanghai Co., Ltd.

In November 2016, the securities of Bank of Shanghai Co., Ltd. began trading. With the closing price of December 31, 2018, the accumulated goodwill for valuation on the cost of acquisition of this participation was EUR 390 million euros, recorded in Other comprehensive income – Financial assets at fair value with changes in other comprehensive (339 million as of December 31, 2017), so the fall in value in 2018 was EUR 51 million.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2017, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

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9.	Derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Bank at 31 December 2018 and 2017 is as follows.

	Millions of euros
	31/12/2018		01/01/2018(*)		31/12/2017
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance
Interest rate	32,561	31,075	24,675	24,723	23,665	23,643
Equity instruments	2,768	1,796	1,701	1,982	1,708	1,989
Currency and Gold	16,102	18,657	13,144	13,284	13,165	13,305
Credit	113	78	258	197	258	197
Commodities	—	—	—	—	—	—
Others	93	92	98	100	98	100

	51,637	51,698	39,876	40,286	38,894	39,234

(*)	See further detail Note 1.d and Note 1.i.

Note 32 contains a detail, by residual maturity, of the notional and/or contractual amounts.

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	31/12/2018	01/01/2018 (*)	31/12/2017
Securities lending:
Equity instruments	987	98	98
Uncovered on assignments:
Debt instruments	5,336	8,620	8,620

Total	6,323	8,718	8,718

(*)	See further detail Note 1.d and Note 1.i.

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10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the accompanying balance sheets is as follows:

	EUR million
	31/12/2018 (*)	01/01/2018(**)	31/12/2017
Financial assets held for trading	19	22	22
Non-trading financial assets mandatorily at fair value through profit or loss	1,549	2,516
Financial assets designated at fair value through profit or loss	23,687	22,778	22,778
Financial assets at fair value through other comprehensive income	1,238	574
Financial assets at amortised cost	236,669	241,434
Loans and receivables			174,814
Of which:
Disregarding impairment losses	245,207	251,789	179,446
Impairment losses	(7,300)	(9,781)	(4,632)

	263,162	267,324	197,614

Loans and advances to customers disregarding impairment losses	270,462	277,105	202,246

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

Note 48 contains a detail of the maturity periods of financial assets at amortised cost (Bank of Spain Circular 4/2017) and loans and receivables (Bank of Spain Circular 4/2004 and subsequent modifications) and of the related average interest rates.

At 31 December 2018 and 2017, there were no loans and advances to customers for material amounts without fixed maturity dates.

98

b)	Breakdown

The following is a breakdown of the loans and advances granted to the Bank’s clients, which include exposure to the Bank’s credit risk in its main activity, without considering the balance of impairment reserve or the valuation adjustments (except accrued interest) depending on the modality and situation of the operations, the geographical area of the residence of the borrower and the modality of interest rate of the operation:

	Millions of euros
	31/12/2018	01/01/2018 (*)	31/12/2017
Loan type and status:
On demand and with a short prior period	3,442	3,532	2,172
Credit cards receivables	1,714	1,366	1,289
Commercial credit	14,248	11,252	7,885
Finance leases	3,690	3,774	2,087
Reverse repurchase agreements	12,947	13,674	13,190
Other term loans	219,689	226,071	163,891
Non loans advances	7,432	7,655	7,100
Of which:
Impaired assets	15,695	18,322	9,276
Impairment losses	(7,300)	(9,781)	(4,632)
Mortgage loans	97,279	110,346	69,656
Other secured loans	31,825	32,431	28,521

Book value	263,162	267,324	197,614

Gross book value	270,462	277,105	202,246

By sector:
Public sector	16,261	18,883	14,589
Other financial institutions	44,508	48,371	46,494
Non-financial institutions	121,212	120,017	77,888
Households	88,481	89,834	63,275

	270,462	277,105	202,246

Geographical area:
Spain	214,626	233,524	162,351
European Union (excluding Spain)	27,805	26,391	23,472
United States of America and Puerto Rico	9,348	5,340	5,184
Other OECD countries	6,315	4,433	4,134
Latin America (non-OECD)	5,448	3,900	3,803
Rest of the world	6,920	3,517	3,302

	270,462	277,105	202,246

Interest rate:
Fixed rate	103,770	101,692	69,464
Floating rate	166,692	175,413	132,782

	270,462	277,105	202,246

(*)	See further detail Note 1.d and Note 1.i.

At 31 December 2018 and 2017 the Bank had granted loans amounting to EUR 13,224 and 11,720 million to Spanish public sector agencies which had a rating at 31 December 2018 of A (ratings of BBB at 31 December 2017), and EUR 3,036 and 2,869 million to the public sector in other countries (at 31 December 2018, the breakdown of this amount by issuer rating was as follows: 49% AAA, 7% AA, 6% A, 5% BBB and 33% below BBB).

Without considering the Public Administrations, the amount of the loans and advances at 31 December 2018 amounts to EUR 254,201 million, of which, EUR 238,525 million euros are classified as non-performing.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Bank (See Note 49) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

99

Following is a detail, by activity, of the loans to customers at 31 December 2018, net of impairment losses:

	2018
	Millions of euros
			Secured loans
			Net exposure		Loan-to-value ratio (a)
	Total (*)	Without collateral	Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	14,537	13,625	261	651	72	77	114	496	153
Other financial institutions and individual traders (business financial activity)	39,597	25,496	676	13,425	355	277	62	13,170	237
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	122,519	79,088	27,285	16,146	10,242	8,307	5,172	8,262	11,448
Of which:
Construction and property development (including land)	4,121	158	3,932	31	1,301	1,138	537	431	556
Civil engineering construction	1,942	891	312	739	82	229	71	250	419
Large companies	65,995	51,465	3,842	10,688	1,792	1,471	684	4,031	6,552
SMEs and individual traders	50,461	26,574	19,199	4,688	7,067	5,469	3,880	3,550	3,921
Other households (broken down by purpose)	79,076	9,154	68,499	1,423	17,936	20,007	19,818	7,514	4,647
Of which:
Residential	62,249	1,018	60,911	320	15,537	18,108	18,142	6,184	3,260
Consumer loans	8,202	6,055	1,642	505	763	516	366	303	199
Other purposes	8,625	2,081	5,946	598	1,636	1,383	1,310	1,027	1,188

Total (*)	255,729	127,363	96,721	31,645	28,605	28,668	25,166	29,442	16,485

Memorandum item
Refinanced and restructured transactions (**)	13,792	1,723	10,729	1,340	2,204	2,218	2,028	2,026	3,593

(*)	Includes the net balance of the valuation adjustments associated with impaired assets.
(**)	Not including loans advances.
(a)	The ratio of the carrying amount of the transactions at 31 December 2018 to the latest available appraisal value of the collateral.

100

Note 49 includes information regarding the refinanced / restructured portfolio.

Following the movement of the gross exposure is broken down by the phase of impairment of loans and advances to customers recognised under “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” under Bank of Spain Circular 4/2017 to 31 December 2018:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of the year (*)	158,935	8,874	9,244	177,053

Merger effect(**)	58,594	7,064	9,078	74,736

Balance at beginning of the year after merger	217,529	15,938	18,322	251,789
Movements
Transfers
Transfer to Stage 2 from Stage 1	(8,101)	8,101		—
Transfer to Stage 3 from Stage 1	(1,128)		1,128	—
Transfer to Stage 3 from Stage 2		(3,253)	3,253	—
Transfer to Stage 1 from Stage 2	8,434	(8,434)		—
Transfer to Stage 2 from Stage 3		1,721	(1,721)	—
Transfer to Stage 1 from Stage 3	447		(447)	—
Net changes on financial assets	356	(2,098)	(2,045)	(3,787)
Write-offs	—	—	(2,795)	(2,795)
Fx and others	—	—	—	—

Loss allowance as of 31 December 2018	217,537	11,975	15,695	245,207

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)	See further detail Note 1.d and Note 1.i.

At 31 December 2018, the Group had EUR 447 million (1 January 2018: EUR 858 million) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Bank.

c)	Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income

The changes in the impairment losses on the assets making up the balances of Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income were as follows:

	Millions of euros
	2018	2017
Balance at beginning of the year (*)	5,001	6,728
Merger effect(**)	4,780	—
Balance at beginning of the year after merger	9,781	6,728
Net impairment losses charged to income for the year	916	599
Of which:
Impairment losses charged to income	2,802	2,884
Impairment losses reversed with a credit to income	(1,886)	(2,285)
Decreases due to amounts used against value adjustments	(2,795)	(2,384)
Exchange differences and other changes	(602)	(311)

Balance at end of the year	7,300	4,632

Of which:
By status of the asset:
Impaired assets	6,307	4,160
Of which: due to country risk	6	12
Other assets	993	472

Balance at end of the year	7,300	4,632

Of which:
Individually calculated:	1,846	1,422
Collective calculated:	5,454	3,210

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(*)	See further detail Note 1.d and Note 1.i.

101

Previously suspensed assets recovered in 2018 amounted to EUR 197 million (31 December 2017: EUR 194 million).

Taking into account these deferred suspensed assets, as well as the net impairment recorded under the Loans and advances of central banks and credit institutions, debt securities (see notes 6 and 7, respectively) and customers (detailed in the previous table), impairment losses recognised as loans and receivables to customers at amortized cost and at fair value through changes in other comprehensive income of the income statement amounted to EUR 686 million (31 December 2017: EUR 451 million in impairment losses on Loans and receivables under Bank of Spain Circular 4/2004 as at December 31, 2017), of which EUR 57 million correspond to the reclassification of impairment funds of fixed income instruments to value adjustments for credit risk, as they were classified in the portfolio of financial assets not designated for trading, which were valued at fair value with changes in results.

Following the movement of the gross exposure of the loan loss provision is broken down by the phase of loans and advances to customers recognised under “Financial assets at amortized cost” under Bank of Spain 4/2017 as at 31 December 2018:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of the year after merger	702	954	8,125	9,781
Transfers
Transfer to Stage 2 from Stage 1	(82)	114		32
Transfer to Stage 3 from Stage 1	(394)		437	43
Transfer to Stage 3 from Stage 2		(258)	861	603
Transfer to Stage 1 from Stage 2	59	(304)		(245)
Transfer to Stage 2 from Stage 3		141	(304)	(163)
Transfer to Stage 1 from Stage 3	63		(72)	(9)
Net changes of the exposure and modifications in the credit risk	(58)	56	55	53
Write-offs	—	—	(2,795)	(2,795)
FX and other movements	—	—	—	—

Gross carrying amount as of 31 December 2018	290	703	6,307	7,300

d)	Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Financial assets at amortised cost – Customers (Bank of Spain Circular 4/2017) and Loans and receivables—Loans and advances to customers (Bank of Spain Circular 4/2004 and subsequent modifications) considered to be impaired due to credit risk is as follows:

	Millions of euros
	2018	2017
Balance at beginning of the year (*)	9,244	12,591
Merger effect(**)	9,078	—
Balance at beginning of the year after merger	18,322	12,591
Net additions	439	(887)
Written-off assets	(2,795)	(2,384)
Other changes	(271)	(44)

Balance at end of the year	15,695	9,276

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(*)	See further detail Note 1.d and Note 1.i.

This amount, once the corresponding provisions have been deducted, is the Bank’s best estimate of the discounted value of the flows that are expected to be recovered from impaired assets.

At 31 December 2018, the balance of the assets written-off amounted to EUR 12,405 million. (2017: EUR 6,459 million).

102

Following is a detail of the financial assets classified as Financial assets at amortised cost – Customers (Bank of Spain Circular 4/2017) and Loans and receivables—Loans and advances to customers (Bank of Spain Circular 4/2004 and subsequent modifications) considered to be impaired due to credit risk at 31 December 2018 and 2017, classified by the sector where risks are located, as well as by age of the oldest past-due amount:

	31/12/2018
	Millions of euros
	With no past- due balances or less than 3 months past due	With balances past due by
		3 To 6 months	6 To 12 months	More than 12 months	Total
Public sector	11	—	—	8	19
Other financial institutions	10	6	1	7	24
Non-financial institutions	3,657	418	702	5,007	9,784
Households	1,438	306	361	3,763	5,868

	5,116	730	1,064	8,785	15,695

	01/01/2018(*)
	Millions of euros
	With no past- due balances or less than 3 months past due	With balances past due by
		3 To 6 months	6 To 12 months	More than 12 months	Total
Public sector	16	1	—	69	86
Other financial institutions	13	1	1	6	21
Non-financial institutions	5,063	632	978	5,742	12,415
Households	925	377	568	3,930	5,800

	6,017	1,011	1,547	9,747	18,322

(*)	See further detail Note 1.d and Note 1.i.

	31/12/2017
	Millions of euros
	With no past- due balances or less than 3 months past due	With balances past due by
		3 To 6 months	6 To 12 months	More than 12 months	Total
Public sector	16	1	—	69	86
Other financial institutions	4	—	—	4	8
Non-financial institutions	2,561	158	340	2,692	5,751
Households	762	212	286	2,171	3,431

	3,343	371	626	4,936	9,276

103

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2018:

	Millon of euros
	Gross amount	Allowance recognised	Estimated collateral value (*)
Without associated real collateral	3,673	2,759	—
With associated real collateral	10,943	3,036	7,404
With other collateral	1,079	512	271

Total	15,695	6,307	7,675

(*)

Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances may be arise which will not result in all contractual cash flow being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Past-due amounts receivable

In addition, at 31 December 2018, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Million of euros
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to customers	930	117	137
Of which Public Sector	5	—	—

Total	930	117	137

e)	Securitisation

The heading loans and advances to customers includes, among other, the securitised loans transferred to third parties on which the Bank has retained risk, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of original financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (see Note 2.e) is shown below. The liabilities associated with these securitisation transactions are detailed in Note 19.

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Derecognised (**)	1,367	1,860	742
Of which mortgage assets are securitised through:
Mortgage participation certificates	1,049	1,215	562
Mortgage transfer certificates	237	376	111
Retained on the balance sheet	19,864	24,908	19,541
Of which mortgage assets are securitised through:
Mortgage transfer certificates	15,915	18,304	17,030

	21,231	26,768	20,283

(*)	See further detail Note 1.d and Note 1.i.
(**)	At 31 December 2018, non-securitised assets amounting to EUR 155 million had been derecognised from the balance sheet which continued to be managed by the Bank (31 December 2017: EUR 70 million).

104

The evolution of this activity responds to its use as a regulatory capital management tool and as a resource for the diversification of Bank’s liquidity sources. In 2018 and 2017 the Bank did not derecognise any of the securitisations performed, and the balance shown as derecognised for those years relates to securitisations performed in prior years.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

f)	Guarantee

Following is a detail of the mortgage-backed bonds and securitised bonds, excluding treasury shares, securing liabilities or contingent liabilities at 31 December 2018 and 2017:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Guarantee:
Mortgage-backed bonds	20,778	22,765	13,442
Asset-backed securities	631	640	603

	21,409	23,405	14,045

(*)	See further detail Note 1.d and Note 1.i.

The mortgage-backed bonds are secured by mortgage loans with average maturities of more than ten years. In order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritised mortgage portfolio:

•	Transactions classified as at pre-action stage and procedural stage.

•	Transactions without appraisal by a specialist valuer.

•	Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.

•	Second mortgages or mortgages with insufficient collateral.

•	Transactions without insurance or with insufficient insurance.

The asset-backed securities, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:

•	Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of more than ten years.

•	Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.

•

Loans to SMEs (non-financial small and medium-sized enterprises) secured by State guarantees, and loans to companies (SMEs -self-employed, microbusinesses, small and medium-sized enterprises- and large companies) secured by property mortgages, the borrower’s personal guarantee, guarantees and other collateral other than property mortgages, with an average maturity of seven years.

•	Mortgage and non-mortgage loans to finance municipalities, autonomous communities and subsidiaries with an average maturity of more than ten years.

•

Asset-backed securities issued by various European special-purpose vehicles backed by German and Italian loans for the purchase of vehicles and Italian personal loans, with an average maturity of eight years.

105

•	Commercial credit of Banco Santander (ordinary and occasional invoice discounting and advances to customers on legitimate receivables) with an average maturity of 45 days.

The fair value of the guarantees received by the Bank (financial and non-financial assets) which the Bank is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Bank’s financial statements as a whole.

11.	Trading derivatives

The detail of the notional and/or contractual amounts and the market values of the trading derivatives held by the Bank in 2018 and 2017 is as follows:

	Millions of euros
	31/12/2018		1/1/2018 (*)		31/12/2017
	Notional value	Market value	Notional value	Market value	Notional value	Market value
Held for trading:
Interest rate	4,610,119	1,486	2,820,026	(48)	2,792,742	21
Options	323,410	182	325,731	(66)	323,220	41
Other	4,286,709	1,304	2,494,295	18	2,469,522	(20)
Equity instruments	52,983	972	49,960	(281)	50,880	(282)
Options	35,903	(298)	36,695	(829)	37,617	(829)
Other	17,080	1,270	13,265	548	13,263	547
Currency	592,918	(2,555)	455,706	(140)	457,763	(139)
Options	48,284	5	39,730	21	40,328	21
Other	544,634	(2,560)	415,976	(161)	417,435	(160)
Credit	18,787	36	25,115	62	25,115	62
Hedging default derivative	18,787	36	25,115	62	25,115	62
Securities and commodities derivatives and other	5,647	—	4,643	(2)	4,639	(2)

	5,280,454	(61)	3,355,450	(409)	3,331,139	(340)

(*)	See further detail Note 1.d and Note 1.i.

Note 32 contains a detail, by residual maturity, of the notional and/or contractual amounts.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Investments in subsidiaries, jointly controlled entities and associates	—	4,656	—
Loans	—	3,263	—
Foreclosed assets	1,979	3,748	1,652
Other assets leased out under an operating lease	8	113	7
Investment property	53	62	61

Total	2,040	11,842	1,720

(*)	See further detail Note 1.d and Note 1.i.

The decrease with respect to January 1, 2018 corresponds to the materialization, in fiscal year 2018, of the sale agreement of the Banco Popular real estate business (see Note 3.b).iii.

At 31 December 2018, Non-current assets held for sale was reduced by impairment losses amounting to EUR 1,261 million (2017: EUR 1,450 million), of which EUR 39 million were recognised in 2018 (2017: EUR 100 million) under Gains/losses on non-current assets held for sale not classified as discontinued operations in the income statement (see Note 46).

At December 31, 2018 and 2017, there are no liabilities associated in disposable groups of items that have been classified as held for sale associated with other non-current assets and alienable groups of items that have been classified as held for sale.

106

13.   Investments

a)	Associates

Investments—Associates in the accompanying balance sheets includes the Bank’s ownership interests in associates (see Note 2.b).

Appendix II contains a detail of these companies, indicating the percentages of direct or indirect ownership and other relevant information.

At 31 December 2018 there were no capital increases in progress at any major associate.

i. Breakdown

The detail, by currency and listing status, of Investments - Associates in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Currency:
Euro	5,037	2,867	2,199
Foreign Currency	63	71	—

	5,100	2,938	2,199

Listing status:
Listed	1,857	1,099	936
Unlisted	3,243	1,839	1,263

	5,100	2,938	2,199

(*)	See further detail Note 1.d and Note 1.i.

ii.	Changes

The changes in 2018 and 2017 in Investments—Associates, disregarding impairment losses, were as follows:

	Millions of euros
	2018	2017
Balance at the end of the year	2,458	2,459
Merger effect(*)	905	—
Balance at the beginning of the year	3,363	2,459
Purchases, capital increases and mergers	1,749	15
Of which:
Testa Residencial, SOCIMI, S.A.	47	15
Project Quasar Investment 2017, S.L.	1,701	—
Disposals, reductions and mergers:	(431)	(5)
Of which:
Merlin Properties, SOCIMI, S.A.	(19)	(4)
Testa Residencial, SOCIMI, S.A.	(411)	—
Transfers	756	—
Of which:
Metrovacesa, S.A.	782	—
Cartera origen Banco Popular	(22)	—
Testa Residencial Socimi, S.A.	(7)	—
Other changes (net)	9	(11)

Balance at end of the year	5,446	2,458

(*)	See further detail Note 1.d and Note 1.i.

107

In February the countable reclassification has been effected to this epigraph of the participation in Metrovacesa, S.A., from the epigraph of Entities of the Group, for an amount of EUR 782 million (see Note 13.b.ii).

Likewise, in March, 2018, inside the operation Quasar, there is acquired across extension of the capital of the company Project Quasar Investment 2017, S.L., a percentage of 49% of the share capital of the same one. This participation is given of discharge by amount of EUR 1.701 million (see Note 3.b.iii).

With date July 17, 2108 the Bank has bought Luri 4, S.A.U. 2,67% of the entity Tests Residential SOCIMI, S.A. for a price of EUR 47 million reaching a percentage of participation of 15,77% in the above mentioned company. The above mentioned participation has increased up to 18,70% because of the countable record of the merger for absorption of Banco Popular Español, S.A.U. that had in his books a participation of 2,93% of the mentioned company. Later, with date December 21, 2018, the Bank has received of Residential Head SOCIMI, S.A.U a dividend with I load premium of emission for 188 million Euros and it has proceeded to the sale of 17,91% of his participation for EUR 159 million. This sale has supposed a credit to results for the liberation of 27 millions of the bottom of registered deterioration. Provided that after this operation the Bank only shows 0,79% of the capital of this company with a cost of EUR 7 million, it has re-classified his participation to the portfolio of Financial Assets to reasonable value with changes under results.

In the exercise 2017 significant movements did not take place related to companies registered in this epigraph.

iii. Impairment losses

The changes in the balance of this item were as follows:

	Millions of euros
	2018	2017
Balance at end of the prior year	259	292
Merger effect(*)	168	—
Balance at the beginning of the year	427	292
Net impairment losses (reversals) (Note 44)	(114)	(33)
Other changes	33	—

Balance at end of the year	346	259

(*)	See further detail Note 1.d and Note 1.i.

b)	Subsidiaries

Investments—Subsidiaries includes the equity instruments owned by the Bank and issued by subsidiaries belonging to Santander Group.

Relevant information on these companies is provided in Appendix I.

108

i. Breakdown

The detail, by currency and listing status, of Investments—Subsidiaries in the balance sheets as at 31 December 2018 and 2017 is as follows.

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Currency:
Euro	34,867	35,261	41,297
Pound Sterling	15,128	15,128	15,128
Other currencies	26,329	26,512	26,502

	76,324	76,901	82,927

Listing status:
Listed	6,962	11,371	11,371
Unlisted	69,362	65,530	71,556

	76,324	76,901	82,927

(*)	See further detail Note 1.d and Note 1.i.

ii. Changes

The changes in 2018 and 2017 in Investments—Subsidiaries, disregarding impairment losses, were as follows:

	Millions of euros
	2018	2017
Balance at the end of the prior year	90,041	84,991
Merger effect (*)	(5,757)	—
Balance at beginning of the year	84,284	84,991
Acquisitions, contributions, capital increase payments and mergers	9,324	10,671
Of which:
Banco Popular Español, S.A.U. (Nota 3)	—	6,880
Metrovacesa, Suelo y Promoción, S.A.	—	360
Santander Consumer Finance, S.A.	—	1,063
Santander Consumer USA Inc.	—	804
Santander Holdings USA, Inc.	84	1,106
Grupo Financiero Santander México, S.A. de C.V.	3,741	—
Banco Santander (México), S.A.; Institución de Banca Múltiple	4,352	—
SAM UK Investment Holding Ltd.	980	—
Disposals, capital reductions and mergers	(9,494)	(5,240)
Of which:
Grupo Financiero Santander México, S.A.B de C.V.	(4,352)	—
Banco Santander (México), S.A.; Institución de Banca Múltiple	(4,352)	—
Metrovacesa, S.A.	(270)	—
Santander Financial Exchanges Ltd.	—	(306)
Metrovacesa Promoción y Arrendamiento, S.A.	—	(212)
Santander Consumer USA Inc.	—	(804)
Santander Financial Services, Inc.	—	(400)
Santander Holding Internacional, S.A.	—	(1,582)
Sterrebeeck B.V.	—	(1,296)
Santander Global Facilities, S.L.	—	(363)
Inversiones Capital Global, S.A.U.	—	(165)
Transfers	(760)	161
Of which:
Metrovacesa, S,A.	(782)	—
Reclassification of Associates of several companies.	22	—
Santander España Merchant Services, Entidad de Pago, S.L. (before,	—	161
Santander Elavon Merchant Services, Entidad de Pago, S.L.U.)
FX and other movements	(45)	(542)

Balance at end of the year	83,309	90,041

(*)	See further detail Note 1.d and Note 1.i.

109

In January 2018, there was a corporate restructuring in Mexico through which an inverse merger between Banco Santander (México), S.A. Multiple Banking Institution as absorber of its parent company, Grupo Financiero Santander México, S.A.B. of C.V. The value for which the absorbing entity is initially registered is for the EUR 4,352 million for which the shareholding in the absorbed entity was registered. Then, once this merger takes effect, the Bank contributes all of its participation in the absorbing entity, Banco Santander (Mexico), Bank Multiple Institution, to the constitution of a new entity called Grupo Financiero Santander México, SA of C.V. happening to show in this entity a percentage of participation of 99.99%. For the accounting record of this operation, the Bank recognizes the cost of the delivered shares for EUR 4,352 million and registers the shares received from the new Group for the consolidated cost of the contributed entity, which amounted to EUR 3,689 million. The difference between both amounts for EUR 663 million is owed in Other reserves.

Likewise, the Assembly of the Financial Group Santander Mexico, C.V.‘s S.A. has approved on January 29, 2018 a capital increase for a counter value of EUR 52 million that was signed by the Bank in its entirety.

In February, 2018 the Bank, together with other shareholders of reference, has come to an offer of acquisition of actions of Metrovacesa, S.A. for the one that has proceeded to the sale of 9,22% of his participation in Metrovacesa, S.A. for an amount of EUR 230 million, registering a lost for this operation of EUR 6 million. After this operation, one has proceeded to re-classify this participation to the sub-heading of associate entities (to see Note 13.a.)

On June 19, 2018 the entity SAM UK Investment Holdings Ltd. approved an extension of the capital of EUR 980 million that was totally signed by the Bank by means of the capitalization of lendings that had granted to the above mentioned entity.

Also, during the exercise 2018, the Bank has effected successive contributions of the capital to Santander Holding company USA for a total of EUR 84 million.

During the first quarter of 2017, Santander Financial Exchange Ltd, has made a capital reduction with contributions’ return to its shareholder, for which the Bank received an amount to EUR 306 million.

During May 2017, Santander Holding Internacional, S.A. has made a capital reduction with contributions return to its shareholders for which Banco Santander, S.A. has received 2,151 million euros, making a profit of 569 million euros. In addition, the Dutch company Sterrebeeck B.V. has agreed to return the share premium to its only shareholder for an amount of 1,231 million euros, recording a loss of 65 million euros, decreasing non financial assets accounts and net shares of income statement.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular S.A.U. as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB (“Fund for Orderly Bank Restructuring” in Spanish), in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

On June 30, 2017, Inversiones Capital Global S.A.U. approved an issue premium distribution to its shareholders for which the Bank receive an amount of 170 million euros, making a profit of 5 million euros with this transaction under Gains or losses on non financial assets and investments, net of the income statement.

On July 28, 2017, the Bank repurchased the 51% of its ownership in Santander Elavon Merchant Services, Entidad de Pago, S.L.U. (currently Santander España Merchant Services, Entidad de Pago, S.L.U.), for 161 million euros, reaching a 100% stake in this company. Due to, it has been reclassified to this financial statement line item, since up to that date this participation was recorded in the jointly entities financial statement line item (See Note 13.c).

110

Also in July 2017, in relation with the process of corporate reorganization of the United States subsidiaries, the Bank proceeded to contribute to Santander Holdings USA, Inc. 100% of its ownership in Santander Financial Services, Inc. for a net book value of 281 million euros. Moreover, in November 2017, the Bank made a purchase of 10% of the ownership rate of Santander Consumer USA Holdings Inc. owned by DDFS LLC for an amount of 804 million, for its simultaneous contribution to Santander Holdings USA, Inc. In addition, during the year, the company made two cash contributions to the equity of this company for an overall amount of 21 million euros.

During October 2017 there was a non-monetary capital increase through the contribution of assets to the company Metrovacesa Suelo y Promoción, S.A. (currently Metrovacesa, S.A.) in which the Bank contributes 148 million euros. Moreover, in December 2017, there was another capital increase of this same company in which the Bank contributed all of its participation in Metrovacesa Promoción y Arrendamiento, S.A. for an amount of 212 million euros.

On October 27, 2017 the entity Santander Global Facilities, S.L. has approved a refund of share premium to its partners getting the Bank an amount of 405 million euros and making a profit of 42 million euros for this operation.

On December 29, 2017, the bank recorded a merger by absorption of the entity Fomento e Inversiones, S.A.U. described in Note 1.i). As a result of this operation, the company has recorded an increase in this financial statement line item of 1,063 million euros corresponding to 11.81% ownership that this company had in Santander Consumer Finance, S.A.

iii. Impairment losses

The changes in the balance of this item were as follows:

	Millions of euros
	2018	2017
Balance at end of the prior year	7,114	6,934
Balance at beginning of the year (*)	7,383	—
Net impairment losses (reversals) (Note 44)	22	306
Other changes (**)	(420)	(126)

Balance at end of the year	6,985	7,114

(*)	See further detail Note 1.d and Note 1.i.
(**)

Includes in 2018, with respect to Metrovacesa, S.A. the use, at the time of sale, of a provision for impairment of EUR 34 million and a transfer of EUR 97 million of provision by Metrovacesa, S.A. reclassified to the associates heading (see Note 13.a.iii). Includes in 2017 the use of the existing 118 million euro impairment fund for the stake in Santander Financial Services, a company that has been contributed to Santander Holding USA inc.

The management of the company make an analysis of the potential loss of value of the investments in Group companies, jointly entities and associates that it has registered in relation to its book value. This analysis is carried out using different parameters, such as equity value, list value and recoverable value. The investments valued in the last item are analyzed by comparing this book value and its recoverable amount, which is obtained from the estimates of expected cash flows or net equity corrected by the unrealized capital gains existing on the valuation date, including the goodwill registered at that date.

The impairment losses recognised by the Bank in 2018 included EUR 11 million (2017: EUR 111 million) for impairment on the investment held in Altamira Santander Real Estate, S.A. The impairment results from the impairments of the property portfolio recognised by this entity.

111

c)	Jointly controlled entities

The cost of the investees registered under this heading at 01.01.2018, considering the effect of recording the amount of the entities included in the balance sheet for the merger by absorption of the former Banco Popular Español, at a cost of EUR 1,546 million, that the impairment provisions recorded at that date were EUR 193 million.

On November 7, 2018, the Bank sold 49% of its stake in WiZink Bank, S.A. for an amount of EUR 1,028 million, recording a capital gain for this operation of EUR 38 million.

During the year 2018, the Bank has provisioned EUR 13 million for the entities registered under this heading, of which EUR 10 million correspond to the UCI, SA, while in 2017 it released provisions for EUR 3 million for this company.

On July 28, 2017, the Bank acquired 51% of Santander Elavon Merchant Services Payment Institution, S.L.U (currently Santander España Merchant Services, Payment Institution, S.L.U.) for an amount of EUR 72 million. With this purchase the Bank reached a 100% stake in the company, which is why the total cost in this investee was transferred for EUR 161 million to the sub-heading.

14.	Reinsurance assets

The detail of Insurance contracts linked to pensions in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Assets relating to insurance contracts covering post-employment benefit plan obligations (Notes 17 & 23)	1,654	1,782	1,732

	1,654	1,782	1,732

(*)	See further detail Note 1.d and Note 1.i.

112

15.	Tangible assets

a)	Changes

The changes in Tangible assets in the balance sheets were as follows:

	Millions of euros
	Property, plant and equipment
	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balance at 1 January 2017	3,054	502	387	3,943
Additions/disposals (net)	158	69	(4)	223
Transfers and other	(32)	—	32	—

Balances at 31 December 2017	3,180	571	415	4,166

Merger effect(*)	1,003	—	13	1,016
Balance at 1 January 2017	4,183	571	428	5,182
Additions/disposals (net)	(481)	107	19	(355)
Transfers and others	17	—	—	17

Balances at 31 December 2018	3,719	678	447	4,844

Accumulated depreciation:
Balance at 1 January 2017	(1,749)	(185)	(19)	(1,953)
Charge for the year	(117)	—	(5)	(122)
Disposals	23	60	6	89
Transfers and others	16	(87)	—	(71)

Balances at 31 December 2017	(1,827)	(212)	(18)	(2,057)

Merger effect(*)	(709)	—	—	(709)
Balance at 1 January 2018	(2,536)	(212)	(18)	(2,766)
Charge for the year	(155)	—	(4)	(159)
Disposals	642	66	5	713
Transfers and other	(7)	(37)	(3)	(47)

Balances at 31 December 2018	(2,056)	(183)	(20)	(2,259)

Impairment losses:
Balance at 1 January 2017	(6)	—	(150)	(156)
Transfers and others	(16)	—	(8)	(24)

Balances at 31 December 2017	(22)	—	(158)	(180)

Merger effect(*)	—	—	(13)	(13)
Balance at 1 January 2018	(22)	—	(171)	(193)
Transfers and other	—	—	18	18

Balances at 31 December 2018	(22)	—	(153)	175

Tangible assets, net:
Balances at 31 December 2017	1,331	359	239	1,929

Merger effect(*)	294	—	—	294

Balance at 1 January 2018	1,625	359	239	2,223

Balances at 31 December 2018	1,641	495	274	2,410

(*)	See further detail Note 1.d and Note 1.i.

113

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment—For own use in the balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	588	(176)	(22)	390
Furniture, fixtures and vehicles	2,049	(1,214)	—	835
Computer hardware	509	(437)	—	72
Other	34	—	—	34

Balances at 31 December 2017	3,180	(1,827)	(22)	1,331

Land and buildings	751	(194)	(22)	535
Furniture, fixtures and vehicles	2,725	(1,755)	—	970
Computer hardware	673	(587)	—	86
Other	34	—	—	34

Balances at 1 January 2018(*)	4,183	(2,536)	(22)	1,625

Land and buildings	782	(197)	(22)	563
Furniture, fixtures and vehicles	2,323	(1,391)	—	932
Computer hardware	580	(468)	—	112
Other	34		—	34

Balances at 31 December 2018	3,719	(2,056)	(22)	1,641

(*)	See further detail Note 1.d and Note 1.i.

The carrying amount at 31 December 2018 in the table above includes the following approximate amounts:

•	EUR 3 million (31 December 2017: EUR 2 million) relating to property, plant and equipment owned by the Bank’s branches located abroad.

•

EUR 689 million (31 December 2017: EUR 691 million) relating to property, plant and equipment held under finance leases by the Bank, of which EUR 565 million related to leases in force at 31 December 2018 (31 December 2017: EUR 574 million) (see Note 2.l).

16.	Intangible assets

a)	Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Santander España	623	248	—
Amortization charge	(40)	(12)	—

Balance at end of year	583	236	—

(*)	See further detail Note 1.d and Note 1.i.

114

The changes in goodwill were as follows:

	Millions of euros
	2018	2017
Balance at end of prior year	—	—
Merger effect (*)	236	—
Balance at beginning of the year	236	—
Additions (Note 3)	375	—
Of which:
Santander España	375	—
Amortization charge	(28)	—
Impairment losses	—	—
Disposals or changes in scope	—	—

Balance at end of year	583	—

(*)	See further detail Note 1.d and Note 1.i.

During 2018, the Bank has registered a goodwill generated in the following corporate operations:

•

Merger by absorption of Banco Popular Español, S.A.U.: the Bank acquired on June 7, 2017 100% of the capital stock of Banco Popular Español, S.A.U., arising as a result of the business combination, a goodwill of 248 million of euros recorded in consolidated books (see Note 3.b.ii). Subsequently, on September 28, 2018, the merger deed by absorption of Banco Popular Español, S.A.U was registered in the Mercantile Registry of Cantabria by Banco Santander, S.A., with accounting effects on January 1, 2018, arising a goodwill in the individual books of the Bank, at that date, of EUR 236 million (see Note 3.b) .iv, Note 1.d and Note 1.i.).

•	Repurchase of the credit and debit card business marketed by the Banco Popular Group in Spain and Portugal (see Note 3.b.i) generating the business combination a goodwill of EUR 375 million.

In accordance with Bank of Spain Circular 4/2017, will be amortized over a period of ten years. In addition, the Bank periodically reviews the term and method of amortization and, if it considers that they are not adequate, the impact will be treated as a change in the accounting estimates.

As of December 31, 2018, the amount of goodwill recorded by the Bank, net of accumulated amortization, amounts to EUR 583 million.

Santander Group, at least once per year and whenever there is evidence of impairment, performs an analysis of the potential loss of value of the goodwill it has recorded with respect to its recoverable value. The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, which are the Bank’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

For the purposes of the comments in the previous paragraph, the Bank’s directors have identified the commercial banking business in Spain as the cash generating unit to which the goodwill arising is assigned, both for the acquisition and subsequent merger by absorption of Banco Popular Español, S.A.U. as for the repurchase of the credit and debit card business and due from Banco Popular Group.

Its book value is determined taking into account the book value of all the assets and liabilities that make up the commercial banking business in Spain, together with the corresponding Goodwill.

This book value is compared with its recoverable amount in order to determine if there is any impairment. The recoverable amount of the Santander España cash-generating unit has been determined as the fair value of said cash generating unit obtained from quotations, market references (multiples) and internal estimates. At the end of the year, said value exceeded the book value.

Based on the above, and in accordance with the estimates from, the directors of the Bank, during 2018 and 2017 the Bank has not recognised goodwill impairment losses within Impairment losses on other assets (net) – Goodwill and other intangible assets caption.

115

b)	Other intangible assets

i)	Breakdown

The detail of Intangible assets—Other intangible assets in the balance sheets is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
With finite useful life
IT Developments	488	392	392
Accumulated amortisation	(293)	(167)	(167)

Balance at end of year	195	225	225

(*)	See further detail Note 1.d and Note 1.i..

ii)	Changes

The changes in Intangible assets—Other intangible assets in the balance sheets were as follows

	Millions of euros
	2018	2017
Balance at end of prior year	225	160
Merger effect (*)	—	—
Balance at beginning of the year	225	160
Net additions and disposals	96	136
Amortization charge	(126)	(71)

Balance at end of year	195	225

(*)	See further detail Note 1.d and Note 1.i..

In 2018 and 2017 impairment losses were not recognised under non financial assets (net) Impairment losses in the income statement.

17.	Other assets and Other liabilities

The detail of Other assets and Other liabilities in the accompanying balance sheets is as follows:

	Millions of euros
	Assets			Liabilities
	31/12/2018	01/01/2018(*)	31/12/2017	31/12/2018	01/01/2018(*)	31/12/2017
Transactions in transit	83	32	—	—	15	6
Insurance contracts linked to pensions (Note 14)	1,654	1,782	1,732	—	—	—
Inventory	—	—	—	—	—	—
Prepayments and accrued income	524	402	264	1,609	1,714	1,396
Other (**)	2,766	1,285	1,169	2,735	2,044	1,323

Total:	5,027	3,501	3,165	4,344	3,773	2,725

(*)	See further detail Note 1.d and Note 1.i.
(**)	Includes, mainly, unsettled transactions.

116

18.	Deposits from central banks and credit institutions

The detail by classification, type and currency of Deposits from central banks and Deposits from credit institutions in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
CENTRAL BANKS
Classification:
Financial liabilities designated at fair value through profit or loss	12,377	7,913	7,913
Financial liabilities at amortised cost	48,519	48,103	25,016

	60,896	56,016	32,929

Type:
Time deposits	59,818	55,568	32,480
Deposits available with prior notice	—	—	—
Repurchase agreements	1,078	448	449
Of which: valuation adjustments	(349)	(202)	(90)

	60,896	56,016	32,929

Currency:
Euro	47,252	46,697	23,610
US dollar	13,018	8,736	8,736
Pound Sterling	355	37	37
Other currencies	271	546	546

	60,896	56,016	32,929

CREDIT INSTITUTIONS
Classification
Financial liabilities designated at fair value through profit or loss	8,772	14,616	15,209
Financial liabilities at amortised cost	55,883	63,168	60,008

	64,655	77,784	75,217

Nature:
Current accounts / Intraday deposits	18,034	19,098	18,297
Time deposits	24,502	24,820	22,821
Deposits available with prior notice	—	—	—
Repurchase agreements	22,119	33,866	34,099
Of which: valuation adjustments	389	39	27

	64,655	77,784	75,217

Currency:
Euro	44,986	65,365	62,876
US dollar	15,426	10,595	10,548
Sterling Pound	3,608	1,556	1,534
Other currencies	635	268	259

	64,655	77,784	75,217

(*)	See further detail Note 1.d and Note 1.i.

The Bank, having benefited from the various long-term financing programs of the European Central Bank (TLTRO I, TLTRO II), maintains deposits at amortised cost from these programs amounting to EUR 45,200 million as at 31 December 2018 (2017: EUR 22,000 million).

Note 48 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

117

19.	Customer deposits

The detail by classification, type and geographical area, of Customer deposits in the accompanying balance sheets is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
CUSTOMER DEPOSITS
Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	13,930	9,192	9,192
Financial liabilities at amortised cost	240,693	240,522	179,558

	254,623	249,714	188,750

Type:
Current accounts / Intraday deposits	202,178	188,288	151,169
Time deposits	46,254	55,466	31,621
Deposits available with prior notice	—	—	—
Repurchase agreements	6,191	5,960	5,960
Of which: subordinated deposits	—	—	—
Of which: issued securities	628	628	600
Of which: valuation adjustments	2,482	931	197

	254,623	249,714	188,750

Sector:
Public sector	19,283	17,341	11,441
Other financial companies	38,832	38,553	32,486
Non-financial companies	63,197	60,716	45,117
Households	133,311	133,104	99,706

	254,623	249,714	188,750

Geographical area:
Spain	224,307	226,361	167,660
European Union (excluding Spain)	22,382	17,449	16,481
United States and Puerto Rico	3,037	1,146	977
Other OECD countries	1,764	1,600	1,215
Latin America (non-OECD)	2,324	2,220	1,642
Rest of the world	809	938	775

	254,623	249,714	188,750

(*)	See further detail Note 1.d and Note 1.i.

Funds received under financial asset transfers in the table above includes the liabilities associated with securitisation transactions (see Note 10.e).

Note 48 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

118

20.   Marketable debt instruments

a)	Breakdown

The detail by classification and type, of Marketable debt securities in the accompanying balance sheets is as follows.

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Classification:
Financial liabilities at amortised cost (Note 19)	77,095	63,006	53,058

	77,095	63,006	53,058

Type:
Certificates of deposit	1,495	34	34
Guaranteed bonds	48,611	47,721	29,774
Mortgage bonds	38,470	39,178	21,911
Others mortgage bonds and guaranteed bonds	10,141	8,543	7,863
Other non-convertible issued securities (Notes 19&21)	53,380	41,163	41,109
Of which subordinated liabilities	17,984	16,176	15,413
Treasury shares (**)	(27,785)	(27,100)	(19,067)
Valuation adjustments	1,394	1,188	1,208

	77,095	63,006	53,058

(*)	See further detail Note 1.d and Note 1.i.
(**)	At 31 December 2017, the registered balance corresponds mainly to guaranteed bonds.

Note 48 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

b)	Certificates of deposit

The detail of Certificates of deposits by currency of issuance is as follows:

	Millions of euros			31 December 2018
Currency of issuance	31/12/2018	01/01/2018(*)	31/12/2017	Outstanding issue amount in foreign currency (millions)	Annual interest rate (**)
US dollar	1,422	34	34	1,629	2.67%
Hong Kong dollar	73	—	—	651	1.99%

Balance at end of the year	1,495	34	34

(*)	See further detail Note 1.d and Note 1.i.
(**)	Average interest rate of the issuances at 31 December 2018 based on their principal amounts.

119

i.	Changes

The changes in Certificates of deposits in 2018 and 2017 were as follows:

	Millions of euros
	2018	2017
Balance at end of the prior year	34	81
Merger effect (*)	—	—
Balance at beginning of the year	34	81
Issues	3,107	237
Redemptions	(1,675)	(283)
Exchange differences and other changes	29	(1)

Balance at end of the year	1,495	34

(*)	See further detail Note 1.d and Note 1.i.

In 2018 the Bank issued certificates of deposits amounting to EUR 3,107 million (2017: EUR 237 million), with an average maturity of 4 months (three months during 2017) and of which EUR 1,675 million were amortised in 2018 (2017: EUR 283 million).

c)	Marketable mortgage-backed securities

The detail by currency of issuance, of Marketable mortgage-backed securities is as follows:

	Millions of euros			31 December 2018
Currency of issuance	31/12/2018	01/01/2018(*)	31/12/2017	Annual interest rate (**)
Euros	38,470	39,178	21.911	1.31%

Balance at end of the year	38,470	39,178	21,911

(*)	See further detail Note 1.d and Note 1.i.
(**)	Average interest rate of the various issues at 31 December 2018 based on their nominal values.

i.	Changes

The changes in 2018 and 2017 in Marketable mortgage-backed securities were as follows:

	Millions of euros
	2018	2017
Balance at the end of the prior year	21,911	21,971
Merger effect(*)	17,267	—
Balance at the beginning of the year	39,178	21,971
Reclassification of deposits	—	400
Issues	3,537	4,375
Of which:
June 2017	—	4,350
November 2017	—	12
June 2018	350	—
October 2018	2,987	—
November 2018	200	—
Transfers	—	—
Amortizations on maturity	(3,845)	(4,835)
Advanced amortizations	(400)	—

Balance at end of the year	38,470	21,911

(*)	See further detail Note 1.d and Note 1.i.

120

ii.

Disclosures required pursuant to the Mortgage Market Law 2/1981, of 25 March, of the Spanish Royal Decree 716/2009, of 24 April, implementing certain provisions of this Law, and to Bank of Spain Circular 7/2010, of 30 November, and Bank of Spain Circular 5/2011, of 30 November.

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (Note 49).

The Bank’s procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Bank.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (See note 2.i).

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Bank entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the property register, by mortgage on all those that at any time are recorded in favor of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.

121

The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognised as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favor of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 22,023 million at 31 December 2018 (all of which were denominated in euros), of which EUR 21,523 million were issued by Banco Santander, S.A. and EUR 500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2018 and 2017 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

122

Following is a detail, by their main features, of the marketable mortgage-backed bonds outstanding at 31 December 2018 and 2017:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017	Nominal amount 31-12-2018	Nominal amount 01-01-2018	Annual interest rate (%)	Maturity date
Euros
Issue April 2005	993	993	993	1,001	1,001	4.00	April 2020
Issue February 2006	1,488	1,488	1,488	1,500	1,500	3.87	February 2026
Issue May 2007	1,494	1,494	1,494	1,500	1,500	4.63	May 2027
Issue January 2010	100	100	100	100	100	0.24	January 2022
Issue February 2011	100	100	100	100	100	2.33	February 2019
Issue June 2012	100	100	100	100	100	3.41	June 2020
Issue June 2012		500	500	500	500	4.50	December 2018
Issue January 2013		1,985	1,985	2,000	2,000	2.88	January 2018
Issue November 2014	1,728	1,728	1,728	1,750	1,750	1.13	November 2024
Issue November 2014	1,238	1,238	1,238	1,250	1,250	2.00	November 2034
Issue September 2015	994	994	994	1,000	1,000	0.75	September 2022
Issue January 2016	997	997	997	1,000	1,000	1.50	January 2026
Issue February 2016	933	933	933	907	907	2.04	February 2036
Issue March 2016	100	100	100	100	100	1.52	March 2028
Issue June 2016	4,000	4,000	4,000	4,000	4,000	0.13	June 2021
Issue June 2016	150	150	150	150	150	0.00	June 2020
Issue December 2016	250	250	250	250	250	0.45	December 2021
Issue June 2017	350	350	350	350	350	0.13	June 2022
Issue June 2017	2,000	2,000	2,000	2,000	2,000	0.02	June 2021
Issue June 2017	2,000	2,000	2,000	2,000	2,000	0.16	June 2022
Issue November 2017	12	12	12	12	12	0.00	November 2029
Cedula BEI	100	100	100	100	100	0.13	August 2019
Cedula Pitch	299	299	299	300	300	0.51	July 2022
Issue April 2010 (Banco Popular)	39	39		40	40	4.55	July 2020
Issue September 2010		100		0	100		September 2018
Issue April 2010		1,100		0	1,100		April 2018
Issue June 2010	88	88		88	88	4.20	June 2019
Issue June 2011	200	200		200	200	1.98	June 2019
Issue August 2012		100		0	100		August 2018
Issue August 2012		50		0	50		August 2018
Issue January 2013	600	600		600	600	3.75	January 2019
Issue April 2013	200	200		200	200	2.43	April 2021
Issue July 2013	15	15		15	15	5.28	June 2029
Issue July 2013	400	400		400	400	1.43	September 2026
Issue July 2013	500	500		500	500	1.68	October 2027
Issue July 2013	1,500	1,500		1,500	1,500	1.93	November 2028
Issue December 2013	100	100		100	100	2.16	December 2021
Issue February 2014	1,000	1,000		1,000	1,000	2.18	February 2026
Issue March 2014	200	200		200	200	1.33	March 2022
Issue April 2014	1,000	1,000		1,000	1,000	2.13	October 2019
Issue March 2014	250	250		250	250	0.48	September 2022
Issue April 2015	1,000	1,000		1,000	1,000	1.00	April 2025
Issue June 2015	575	575		575	575	0.15	June 2023
Issue July 2015	1,250	1,250		1,250	1,250	0.75	September 2020
Issue October 2015	750	750		750	750	0.88	September 2021
Issue March 2016	1,500	1,500		1,500	1,500	1.00	March 2022
Issue October 2016	500	900		500	900	0.00	October 2021
Issue December 2016	250	250		250	250	1.13	December 2024
Issue March 2017	1,000	1,000		1,000	1,000	0.50	March 2024
Issue April 2017	1,600	1,600		1,600	1,600	0.77	April 2027
Issue July 2014 (Banco Pastor)	1,000	1,000		1,000	1,000	2.82	July 2028
Issue June 2018	350			350		0.00	June 2023
Issue October 2018	987			1,000		1.12	October 2028
Issue October 2018	2,000			2,000		0.29	October 2022
Issue November 2018	200			200		0.40	November 2023

Balance at end of the year	38,470	39,178	21,911

(*)	See further detail Note 1.d and Note 1.i.

123

The detail of the principal amount of the Bank’s mortgage securities outstanding at 31 December 2018 and 2017 is as follows:

	Principal amount (Millions of euros)
	31/12/2018	01/01/2018(*)	31/12/2017
1. Mortgage bonds outstanding	—		—
2. Mortgage-backed bonds issued	38,537	39,238	21,970
Of which: Recognised in liabilities	28,845	16,415	8,528
2.1. Debt instruments. Issued through a public offering	38,537	29,170	21,970
- Term to maturity of up to one year	2,088	3,600	2,500
- Term to maturity of one to two years	2,540	1,800	200
- Term to maturity of two to three years	7,800	2,500	1,250
- Term to maturity of three to five years	8,825	12,250	10,000
- Term to maturity of five to ten years	15,100	6,750	5,750
- Term to maturity of more than ten years	2,184	2,270	2,270
2.2. Debt instruments. Other issues	—	10,068	—
2.3. Deposits	—	—	—
- Term to maturity of up to one year	—	—	—
- Term to maturity of one to two years	—	—	—
- Term to maturity of two to three years	—	—	—
- Term to maturity of three to five years	—	—	—
- Term to maturity of five to ten years	—	—	—
- Term to maturity of more than ten years	—	—	—
3. Mortgage participation certificates issued (1)	—	—	—
4. Mortgage transfer certificates issued (1) (2)	15,807	18,304	17,030
4.1. Issued through a public offering (Note 10.e)	15,756	17,030	17,030

(*)	See further detail Note 1.d and Note 1.i.
(1)	Relating solely to mortgage loans and credits not derecognised.
(2)	The average term to maturity weighted by amount, expressed in months, rounded up, was 471 months (498 months during 2017).

124

Asset transactions

Pursuant to Bank of Spain Circulars 7/2010 and 5/2011, of 30 November, on the implementation of certain aspects of the mortgage market, the table below details: the principal amount of all the mortgage loans and credits, those that are eligible pursuant to Royal Degree 716/2009 on the regulation of the Spanish mortgage market for the purposes of calculating the limit of mortgage-backed bond issues, the mortgage loans and credits covering mortgage bond issues, those that have been transferred through mortgage participation certificates or mortgage transfer certificates, and the uncommitted transactions relating to the Bank. The breakdown of the mortgage loans at 31 December 2018 and 2017 indicating their eligibility and computability for mortgage market regulatory purposes, is as follows:

	Principal amount (Millions of euros)
	31/12/2018	01/01/2018(*)	31/12/2017
Total mortgage loans and credits (1)	100,798	111,136	70,875
Mortgage participation certificates issued	1,049	1,215	561
Of which: loans recognised in assets	—	—	—
Mortgage transfer certificates issued	16,044	18,679	17,141
Of which: loans recognised in assets	15,807	18,304	17,030
Mortgage loans and credits backing mortgage and mortgage-backed bond issues (2)	83,705	91,242	53,173
i) Non-eligible mortgage loans and credits (3)	24,648	31,554	15,757
- Which comply with the eligibility requirements, except for the limit established in Article 5.1 of Royal Decree 716/2009	11,461	13,781	9,099
- Other non-eligible loans	13,187	17,773	6,658
ii) Eligible mortgage loans and credits (4)	59,057	59,688	37,416
- Un-measurable amounts (5)	27	50	—
- Measurable amounts	59,030	59,638	37,416
a) Mortgage loans and credits covering mortgage bond issues	—	—	—
b) Mortgage loans and credits eligible to cover mortgage-backed bond issues (6)	59,030	59,638	37,416

(*)	See further detail Note 1.d and Note 1.i.
(1)	Including mortgage loans and credits acquired through mortgage participation certificates and mortgage transfer certificates, irrespective of whether they have been derecognised.
(2)	Total loans less mortgage participation certificates issued, mortgage transfer certificates issued and mortgage loans securing borrowings.
(3)	Due to non-compliance with the requirements of Art. 3 of Royal Decree 716/2009.
(4)	Pursuant to Art. 3 of Royal Decree 716/2009, without taking into account the measurement limits established in Art. 12 of Royal Decree 716/2009.
(5)	Pursuant to Art. 12 of Royal Decree 716/2009.
(6)	The Bank revalues its mortgage portfolio on a regular basis and, as a result, the measurable amount is updated.

125

Following is a detail of the principal amount of the outstanding mortgage loans and credits and of the principal amount of the loans and credits that are eligible pursuant to Royal Decree 716/2009, without considering the measurement limits established under Article 12 of Royal Decree 716/2009, by origin, currency, payment status, average term to maturity, interest rate, borrower and type of guarantee:

	Principal amount (millions of euros)
	31/12/2018		01/01/2018(*)		31/12/2017
	Mortgage loans and credits backing mortgage and mortgage- backed bond issues	Of which: Eligible loans (**)	Mortgage loans and credits backing mortgage and mortgage- backed bond issues	Of which: Eligible loans (**)	Mortgage loans and credits backing mortgage and mortgage- backed bond issues	Of which: Eligible loans (*)
By origin of transactions
Originated by the entity	79,354	55,680	86,574	56,040	52,074	36,389
From subrogations	4,351	3,377	4,668	3,648	1,099	1,027

	83,705	59,057	91,242	59,688	53,173	37,416

By currency
Euro	82,628	58,524	90,189	59,096	52,929	37,416
Other currencies	1,077	533	1,053	592	244	—

	83,705	59,057	91,242	59,688	53,173	37,416

By payment status
Current	74,154	57,572	76,782	58,125	46,882	36,447
Past due	9,551	1,485	14,460	1,563	6,291	969

	83,705	59,057	91,242	59,688	53,173	37,416

By term to maturity
Less than 10 years	25,877	15,770	31,267	16,520	19,817	10,701
10 to 20 years	31,248	25,301	34,007	26,041	19,915	16,671
20 to 30 years	22,134	16,888	21,031	15,671	11,514	9,404
More than 30 years	4,446	1,098	4,937	1,456	1,927	640

	83,705	59,057	91,242	59,688	53,173	37,416

By interest rate
Fixed-rate loans	8,760	5,883	8,419	4,680	5,523	3,480
Floating-rate loans	74,945	53,174	82,823	55,008	47,650	33,936

	83,705	59,057	91,242	59,688	53,173	37,416

By borrower
Legal entities and individual traders	28,933	15,181	37,128	16,461	18,140	8,309
Of which: Property developments (including land)	3,466	614	5,547	655	2,709	—
Other individuals and non-profit institutions serving households	54,772	43,876	54,114	43,227	35,033	29,107

	83,705	59,057	91,242	59,688	53,173	37,416

By type of guarantee
Completed buildings – residential	61,443	47,631	63,075	47,120	38,802	30,692
Of which: Officially sponsored housing	3,478	2,557	3,071	2,089	2,524	1,716
Completed buildings – commercial	8,764	5,172	11,181	5,518	4,876	2,401
Completed buildings – other	8,770	4,355	10,165	4,709	6,442	3,194
Buildings under construction – residential	946	105	970	88	516	1
Of which: Officially sponsored housing	51	—	40	—	32	—
Buildings under construction – commercial	60	12	95	19	19	2
Buildings under construction – other	153	27	200	38	76	1
Land – developed consolidated land	1,835	840	3,389	1,163	1,382	569
Land – other	1,734	915	2,167	1,033	1,060	556

	83,705	59,057	91,242	59,688	53,173	37,416

(*)	See further detail Note 1.d and Note 1.i.
(**)	Pursuant to Art. 3 of Royal Decree 716/2009, without taking into account the measurement limits established in Art. 12 of Royal Decree 716/2009.

126

Following is a detail, by loan-to-value ratio, of the principal amount of the eligible mortgage loans and credits pursuant to Royal Decree 716/2009, without considering the measurement limits established in Article 12 of Royal Decree 716/2009:

	31 December 2018
	Principal amount by LTV range (millions of euros)
	<=40%	>40%, <= 60%	>60%, <= 80%	>80%	TOTAL
Mortgage loans and credits for mortgage and mortgage-backed bond issues	23,089	22,363	13,605	—	59,057
Home property	17,540	16,591	13,605	—	47,736
Other property	5,549	5,772	—	—	11,321

(*)	Pursuant to Art. 3 of Royal Decree 716/2009.

Following is a detail of the changes in 2018 in the principal amount of eligible and non-eligible mortgage loans and credits pursuant to Royal Decree 716/2009:

	Millions of euros
	Eligible mortgage loans and credits (**)	Non-eligible mortgage loans and credits (***)
Balance at 31 December 2017	37,416	15,757
Merger effect(*)	22,272	15,797
Balance at 1 January 2018	59,688	31,554
Period additions:	9,609	5,157
Originated by the Bank	6,846	3,437
Subrogations from other entities	110	7
Other	2,653	1,713
Period disposals:	10,240	12,063
Repayments on maturity	270	1,678
Early repayments	3,870	5,947
Other (****)	6,100	4,438

Balance at 31 December 2018	59,057	24,648

(*)	See further detail Note 1.d and Note 1.i.
(**)	Pursuant to Art. 3 of Royal Decree 716/2009, without taking into account the measurement limits established in Art. 12 of Royal Decree 716/2009.
(***)	That do not comply with the requirements of Art. 3 of Royal Decree 716/2009.
(****)	The Bank performs a reappraisal its mortgage portfolio on a regular basis and, as a result, the measurable amount is updated.

127

Following is a detail of the undrawn balances of the mortgage loans and credits backing mortgage and mortgage-backed bond issues:

	Millions of euros
	Principal amount (**)
	31/12/2018	01/01/2018(*)	31/12/2017
Potentially eligible (***)	457	285	285
Non-eligible	2,055	1,492	1,492

(*)	See further detail Note 1.d and Note 1.i.
(**)	Amounts committed less amounts drawn down, including amounts delivered to property developers only when the housing units are sold.
(***)	Pursuant to Art. 3 of Royal Decree 716/2009.

d)	Other non-convertible marketable securities

The balance of Other non-convertible marketable securities relates to territorial bonds (cédulas territoriales), non-convertible bonds and internationalisation bonds. The detail, by issue currency and interest rate, is as follows:

	Millions of euros			31 December 2018
Currency of issuance	31/12/2018	01/01/2018(*)	31/12/2017	Annual interest rate (**)
Euro	7,475	6,543	5,863	0.84%
US dollar	2,666	2,000	2,000	3.05%

Balance at end of the year	10,141	8,543	7,863

(*)	See further detail Note 1.d and Note 1.i.
(**)	Average interest rate of the various securities at 31 December 2017 based on their nominal amounts.

i. Changes

The changes in Other non-convertible marketable securities were as follows:

	Millions of euros		31 December 2018
			Annual interest	Maturity
	2018	2017	rate (%) (**)	date
Balance at end of the prior year	7,863	9,306
Merger effect(*)	680	—
Balance at beginning of year	8,543	9,306
Issues	1,873	1,000
Of which:
December 2018	1,873	—	3.00%	December 2023
October 2017	—	1,000	1.81%	October 2022
Redemptions	(68)	(2,327)
Exchange differences	(207)	(116)

Balance at end of the year	10,141	7,863

(*)	See further detail Note 1.d and Note 1.i.
(**)	Based on the nominal amount.

On 17 December 2018, the Bank launched two internationalization bond issues for a nominal amount of EUR 1,000 million and US 1,000.05 million which matures on December 18, 2023, represented by 10,000 internationalisation bonds with a face value of EUR 100,000 each and 6,667 internationalisation bonds of US 150,000 each, respectively.

Likewise, during 2018, the Bank partially amortized internationalisation bonds issued in 2015 amounting to 68 million euro.

128

On 10 October 2017, the Bank launched an internationalization bond issue for a nominal amount of US 1,200 million which matures on October 9, 2022, represented by 8,000 internationalisation bonds with a face value of US 150,000. Likewise, during 2017, the Bank partially amortized internationalisation bonds issued in 2016 amounting to 237 million euro.

ii. Disclosures required by Bank of Spain Circular 4/2015, of 29 of July

Territorial bonds

The members of the board of directors have stated that in the territorial bond issuances the Bank has established specific policies and procedures in relation to the financing activities of public entities pursuant to Bank of Spain Circular 4/2015, of 29 July.

Following is a detail of the total principal amount of the loans used to secure the territorial bonds outstanding at 31 December 2018:

Principal amount (*) (Millions of euros)
Residents in Spain
Central governments	314
Autonomous or regional governments	7,705
Local governments	1,208

9,227

(*)	Unrepaid portion of the loan nominal amounts.

Following is a detail of the territorial bonds issued outstanding at 31 December 2018:

Principal amount (Millions of euros)
Issued through a public offering	—
Other issues	6,272
Of which: Treasury shares	5,000
Term to maturity of up to one year	—
Term to maturity of one to two years	5,400
Term to maturity of two to three years	218
Term to maturity of three to five years	404
Term to maturity of five to ten years	250
Term to maturity of more than ten years	—

6,272

The coverage ratio of the territorial bonds with respect to the loans was 67,7% at 31 December 2018 (57,41% at 31 December 2017).

Internationalisation bonds

The members of the board of directors have stated that in the internationalisation bond issuances the Bank has established specific policies and procedures in relation to its financing activities with regard to agreements to export goods and services and business internationalisation processes pursuant to Bank of Spain Circular 4/2015, of 29 July.

129

Following is a detail of the outstanding internationalisation bonds issued, and of the loans used to secure them, at 31 December 2018:

		Millions of euros
		Internationalisation bonds			Cover loans
		Principal amount			Principal amount
Issue date	Maturity date	Not issued through a public offering (*)	Of which: Own securities	Present value (**)	Computable for the purposes of the issue limit	Present value (**)	Coverage ratio of bonds to loans
February 2015	February 2019	205	205	205	215	233	87.91%
April 2015	April 2019	690	690	694	774	853	81.39%
March 2016	March 2020	67	67	68	70	77	87.58%
December 2016	December 2020	97	97	99	116	118	83.64%
October 2017	October 2022	933	933	951	1,115	1,188	80.07%
December 2018	December 2023	1,000	1,000	1,009	1,276	1,387	72.74%
December 2018	December 2023	873	873	888	1,188	1,270	69.89%

		3,865	3,865	3,914	4,754	5,126

(*)	Relate in full to Debt securities.
(**)	Represents the value pursuant to Article 12 of Royal Decree-Law 579/2014.

None of the internationalisation bonds issued by the Bank had replacement assets assigned to them.

21.	Other non convertible issuances

a)	Breakdown

The detail by type and currency of Subordinated liabilities in the accompanying balance sheets is as follows:

	Millions of euros (**)
	31/12/2018	01/01/2018 (*)	31/12/2017
Type:
Other non convertible issuances	53,380	41,164	41,109
Of which subordinated liabilities	17,984	15,426	15,413

	53,380	41,164	41,109

Currency:
Euro	28,455	25,314	25,259
US dollar	19,473	12,835	12,835
Pound Sterling	2,683	643	643
Other currencies (***)	2,774	2,372	2,372

	53,380	41,164	41,109

(*)	See further detail Note 1.d and Note 1.i.
(**)	This amount includes the principal, in other currencies.
(***)	As of December 31, 2018, this amount corresponds to yen (EUR 1,264 million), Swiss francs (EUR 700 million) and Australian dollar (EUR 490 million).

130

b)	Changes

The changes in Subordinated marketable debt securities in the foregoing table for the years 2018 and 2017 are as follows:

	Millions of euros
	2018	2017
Balance at end of prior year	41,109	4,566
Merger Effect (*)	55	—
Balance at beginning of the year	41,164	4,566
Merger of issuing companies	—	34,311
Issues	26,542	18,857
Redemptions	(15,222)	(15,204)
Exchange differences	896	(1,421)

Balance at end of the year	53,380	41,109

(*)	See further detail Note 1.d and Note 1.i.

Inside the account balance recorded in Other non-convertible issuances, is included commercial paper issues, as well as other issues made by the Bank.

•	Commercial paper

On June 5, 2018, Banco Santander, S.A. approved the annual renewal of the “Program for the issuance of commercial paper or promissory notes in the United States”, authorizing certain authorized persons to establish the necessary conditions to carry out said renewal, as well as those of the emissions made under its protection. Said Program has as issuer Banco Santander, S.A., for a maximum nominal global amount of up to 20,000,000 thousand American dollars.

In the same way, dated April 20, 2018, Banco Santander, S.A. approved the annual renewal of the “European Commercial Paper Issuance Program”, which was originally agreed on May 29, 2008, authorizing certain authorized persons to set the necessary conditions to effect such renewal, as well as those of the emissions that are made to his protection. Said Program has as issuer Banco Santander, S.A. for a maximum nominal overall amount of up to 15,000,000 thousand euros.

Commercial paper issues in both currencies are listed on the Irish Stock Exchange and give their holders the right to receive a remuneration payable at the expiration of the issue, at the fixed or variable interest rate that each of them offers. , and that at the end of 2017 and 2016 were between -0.535% and 1.85% per year and -0.36% and 1.48% per annum, respectively, with the average nominal interest rate of 0.432% annual, respectively, and that at the close of the financial year 2018 was between -0.50% and 3.285% annually, with the average nominal interest rate of 1.655% per year.

In this way, on April 18, 2017, Banco Santander, S,A, adopt the annual renewal of the “Program for the issuance of commercial paper or promissory notes in Euros”, which was originally agreed on May 29, 2008, allowing certain authorized persons to set the necessary conditions to realize this renewal, as well as the emissions that are made under his protection, The issuers of this program are Banco Santander, S,A, and Santander Commercial Paper, S,A,U, (with the guarantee of the Bank in the last case), for a maximum nominal global amount to 15,000,000 thousand euros.

•	Remaining issuances

During the year 2018, Banco Santander, S.A. has reported 37 issues for a nominal amount of 6,132 million euros (without considering perpetual issues amounting to 2,750 million euros, see note 21.c). The average remuneration of these emissions has been fixed at 2.65% per annum.

During 2017, Banco Santander, S,A, it has reported 47 issues for a nominal amount of 11,477 million euros (without considering perpetual issues amounting to 1,700 million euros, (see note 21.c)), The average remuneration of these emissions has been fixed at 2.31% annual.

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c)	Other information

This item includes the preferred shares (participaciones preferentes) and other financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity (preferred shares).

The preference shares do not carry any voting rights and are non-cumulative, they were subscribed to by non-Bank third parties and, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

For the purposes of payment priority, preferred shares (participaciones preferentes) are behinded to all general creditors and to subordinated deposits, The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity, The other issues are subordinated and, therefore, for the purposes of payment priority, they are behinded to all general creditors of the issuers.

As of December 31, 2018, there are the following convertible issues in shares of the Bank:

On March 19, 2018, Banco Santander, S.A. carried out the issuance of contingently convertible preference shares convertible into ordinary shares of the newly issued Bank (the CCPS) for a nominal amount of 1,500 million euros. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 4.75% per annum for the first five years (being revised thereafter applying a margin of 409.7 basis points over the rate). Mid-Swap to five years (5 year Mid-Swap Rate).

At December 31, 2017, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch three issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively, The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, May 28, and September 30, 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013, The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013, The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

On April 25, and September 29, 2017, Banco Santander, S,A, issued preferred shares contingently convertible in newly issued common shares of the Bank (the “CCPP”), for a nominal amount of 750 million euros, and 1,000 million euros, respectively, The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

The interest on the CCPSs in 2018 amounted to EUR 425 million (2017: EUR 310 million).

132

22.   Other financial liabilities

Following is a detail of Other financial liabilities in the accompanying balance sheets:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Trade payables	726	719	701
Payment obligations	1,587	2,221	2,173
Public agency revenue collection accounts	3,122	2,379	2,030
Unsettled financial transactions	1,996	2,905	2,872
Other accounts	1,054	2,088	1,604

	8,485	10,312	9,380

(*)	See further detail Note 1.d and Note 1.i.

Set forth below are the disclosures required by Additional Provision Three of Law 15/2010, of 5 July (amended by Final Provision Two of Law 31/2014, of 3 December), prepared in accordance with the Spanish Accounting and Audit Institute (ICAC) Resolution of 29 January 2016 on the disclosures to be included in notes to financial statements in relation to the average period of payment to suppliers in commercial transactions,

	2018	2017
	Days
Average period of payment to suppliers	12	10
Ratio of transactions paid	12	10
Ratio of transactions pending payments	49	36

	Millions of euros
Total payments made	3,602	2,947
Total payments outstanding	4	4

In accordance with the ICAC Resolution, the average period of payment to suppliers was calculated by taking into account the commercial transactions relating to the supply of goods or services for which payment has accrued since the date of entry into force of Law 31/2014, of 3 December.

For the sole purpose of the disclosures provided for in the Resolution, suppliers are considered to be the trade creditors for the supply of goods or services.

“Average period of payment to suppliers” is taken to be the period that elapses from the delivery of the goods or the provision of the services by the supplier to the effective payment of the transaction,

Note 48 contains a detail of the residual maturity periods of Other financial liabilities at each year-end,

133

23.   Provisions

a)	Breakdown

The detail of Provisions in the balance sheets at 31 December 2018 and 2017 is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Provision for pensions and similar obligations	5,006	5,780	5,372
Of which:
Pensions and similar defined benefit obligations post-employment	3,895	4,202	4,141
Other long-term remunerations to employees	1,111	1,578	1,231
Provisions for taxes and other legal contingencies	498	339	316
Provisions for commitments and guarantees given	263	330	196
Rest of provisions	914	1,363	731

	6,681	7,812	6,615

(*)	See further detail Note 1.d and Note 1.i.

b)	Changes

The changes in Provisions in 2018 and 2017 were as follows:

	Millions of euros
	2018					2017
	Post- employment	Long – Term (**)	Commitments and guarantees given	Other provisions	Total	Post- employment	Long - Term	Contingent liabilities and commitments	Other provisions	Total
Balance at end of prior year	4,141	1,231	196	1,047	6,615	4,627	1,588	267	857	7,339
Merger effect(*)	61	347	134	655	1,197	—	—	—	—	—
Balance at beginning of year	4,202	1,578	330	1,702	7,812	—	—	—	—	—
Changes in value recognised in equity	(43)	—	—	—	(43)	23	—	—	—	23
Additions charged to income:
(Interest income)/Interest expense (Notes 34, 35)	38	18	—	—	56	77	20	—	—	97
Staff costs (Note 42)	17	1	—	—	18	10	1	—	—	11
Provisions or reversal of provision	—	216	40	374	630	—	82	(66)	481	497

	55	235	40	374	704	87	103	(66)	481	605

Payments to pensioners and pre-retirees	(326)	(600)	—	—	(926)	(584)	(468)	—		(1.052)
Amounts used and other changes	7	(102)	(107)	(664)	(866)	(12)	8	(5)	(291)	(300)

Balances at end of year	3,895	1,111	263	1,412	6,681	4,141	1,231	196	1,047	6,615

(*)	See further detail Note 1.d and Note 1.i.
(**)	Includes 205 million euros under Provisions (net), as restructurings.

134

c)	Provision for pensions and similar obligations

The detail of Provision for pensions and similar obligations at 31 December 2018 and 2017 is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Provisions for pensions and similar defined benefit plan obligations	5,006	5,774	5,372
Of which:
Provisions for pensions	3,895	4,202	4,141
Provisions for similar obligations	1,111	1,578	1,231
Of which: pre-retirements	1,096	1,567	1,220
Provisions for pensions and similar defined contribution plan obligations	—	—	—

Total provisions for pensions and similar obligations	5,006	5,780	5,372

(*)	See further detail Note 1.d and Note 1.i.

i.	Post-employment benefits

At the end of 2012, the Bank reached an agreement with the employees’ representatives to convert the defined benefit obligations arising from the collective agreement into defined contribution plans, In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to convert such obligations into a defined-contribution employee welfare system,

The amount of the obligations accrued by the totality of the personal assets, both collective agreement and management, object of transformation of a defined benefit to measure, amounted to 999 million euros, The transformed processes were externalized by the subscription of various insurance contracts with Spanish insurance entities, After the election of a transformation, at December 31, 2018 and 2017, practically all pension commitments with active personnel correspond to defined contribution plans, The total contributions made to said aircraft during the year 2018 amounted to 82 million euros (74 million during the year 2017) (See Note 42).

In addition, at 31 December 2018 and 2017, the Bank had certain defined benefit obligations, The table below shows the present value of the Bank’s defined benefit post-employment benefit obligations and the value of the reimbursement rights under the insurance policies linked to these obligations at 31 December 2018 and for the preceding four years:

	Millions of euros
	2018	01/01/2018(*)	2017	2016	2015	2014
Present value of the obligations:
To current employees	58	117	22	43	44	38
To retired employees	5,331	5,685	4,244	4,433	4,567	4,657
Other	—	34	19	297	286	304

	5,389	5,836	4,285	4,773	4,897	4,999
Fair value of plan assets	(1,496)	(1,636)	(146)	(154)	(155)	(164)
Assets not recognised	2	2	2	2	1	—

Provisions - Provisions for pensions	3,895	4,202	4,141	4,621	4,743	4,835

Of which:
Internal provisions for pensions	2,241	2,420	2,409	2,787	2,819	2,868
Insurance contracts linked to pensions (Note 14)	1,654	1,782	1,732	1,834	1,924	1,967
Of which:
Group insurance entities	1,445	1,544	1,494	1,565	1,625	1,622
Other insurers	209	238	238	269	299	345

(*)	See further detail Note 1.d and Note 1.i.

135

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible, Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2018	2017
Annual discount rate	1.55%	1.40%
Expected return on plan assets rate	1.55%	1.40%
Mortality tables	PE2000P M/F	PE2000P M/F
Cumulative annual CPI growth	1%	1%
Annual pension increase rate	1%	1%

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	2018	2017
Expected rate of return on reimbursement rights	1.55%	1.40%

The amounts recognised in the accompanying income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2018	2017
Service cost:
Current service cost (Note 42)	17	10
Past service cost (including reductions)	2	—
Pre-retirement cost	1	—
Settlements	(3)	(2)
Net interest (Note 35)	73	77
Expected return on insurance contracts linked to pensions (Note 34)	(35)	(35)

	55	50

In addition, in 2018 Other comprehensive income – items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans has caused an additional actuarial profit of EUR 42 million respect to defined benefit obligations (2017: EUR 25 million of actuarial loss).

136

The changes in 2018 and 2017 in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2018	2017
Present value of the obligations at end of the prior year	4,285	4,773
Merger effect(*)	1,551	—
Present value of the obligations at beginning of the year	5,836	4,773
Current service cost	17	10
Interest cost	98	80
Pre-retirement cost	1	—
Settlements	(3)	(2)
Benefits paid for settlements(**)	—	(260)
Other benefits paid	(420)	(332)
Past service cost	2	—
Actuarial (gains)/losses (***)	(144)	35
Exchanges rate differences and others	2	(19)

Present value of the obligations at end of the year	5,389	4,285

(*)	See further detail Note 1.d and Note 1.i.
(**)

In October 2017, the Bank and the employees’ representatives get an agreement for the elimination and compensation of specific passive rights based on extra-agreement agreements, The settlement of this commitments was made through the payment of 260 million euros, without generating an impact on equity or the income statement during the year.

(***)

Including in 2018 demographic actuarial gains of EUR 21 million and financial actuarial profit of EUR 123 million (2017: demographic actuarial profit of EUR 5 million and financial actuarial losses of EUR 40 million).

The changes in 2018 and 2017 in the fair value of the plan assets are as follows:

	Millions of euros
	2018	2017
Fair value of plan assets at end of prior year	146	154
Merger effect (*)	1,490	—
Fair value of plan assets at beginning of year	1,636	154
Expected return on plan assets	25	3
Benefits paid	(114)	(7)
Contributions payable by the employer	21	(1)
Exchange rate differences and others	—	(6)
Actuarial gains/(losses)	(72)	3

Fair value of plan assets at end of year	1,496	146

(*)	See further detail Note 1.d and Note 1.i.

The changes in 2018 and 2017 in the fair value of the insurance contracts linked to pensions are as follows:

	Millions of euros
	2018	2017
Fair value of insurance contracts linked to pensions at end of the prior year	1,732	1,834
Merger effect (*)	50	—
Fair value of insurance contracts linked to pensions at beginning of the year	1,782	1,834
Expected return on insurance contracts (Note 34)	35	35
Actuarial gains/(losses)	(30)	8
Premiums paid/(surrenders)	2	—
Benefits paid	(135)	(145)

Fair value of insurance contracts linked to pensions at end of the year (Note 14)	1,654	1,732

(*)	See further detail Note 1.d and Note 1.i.

137

Plan assets and pension insurance contracts linked to pensions are mainly instrumented in insurance policies.

ii.	Other long-term employee benefits

In various years the Bank offered to some certain of its employees the possibility of leaving its employ prior to their retirement, Therefore, provisions are recognised to cover the obligations to pre-retirees -in terms of both salaries and other employee benefit costs- from the date of their pre-retirement to the date of their effective retirement.

In 2018, Banco Santander, S.A. reached an agreement with the employees representatives to accept the pre-retirement and voluntary redundancy offer. The provision recognised to cover these obligations amounted to EUR 206 million at 31 December 2018 (31 December 2017: EUR 70 million), corresponding to the pre-retirement offer for that year).

The present value of the aforementioned obligations and the fair value of the assets arising from insurance contracts linked to these obligations at 31 December 2018 and for the preceding four years were as follows:

		Millions of euros
	2018	01/01/2018(*)	2017	2016	2015	2014
Present value of the obligations:
To pre-retirees	1,111	1,584	1,220	1,578	1,727	2,144
Long-service bonuses and other benefits	15	11	11	10	10	10

Provisions - Provisions for pensions	1,126	1,595	1,231	1,588	1,737	2,154

Fair value of plan assets	(15)	(17)	—	—	—	—

Provisions - Provisions for pensions	1,111	1,578	—	—	—	—

Insurance plans linked to pensions	—	1	—	—	—	—

Group insurers	—	—	—	—	—	—

Other insurance entities	—	1	—	—	—	—

(*)	See further detail Note 1.d and Note 1.i.

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method.

2.	Actuarial assumptions used: unbiased and mutually compatible, Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2018	2017
Annual discount rate	1.55%	1.40%
Expected return on plan assets rate	1.55%	1.40%
Mortality tables	PE2000 M/F	PE2000 M/F
Cumulative annual CPI growth	1%	1%
Annual benefit increase rate	Between 0% & 1.5%	Between 0% & 1.5%

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

138

The amounts recognised in the income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	2018	2017
Current service cost	1	1
Interest cost (Note 35)	18	20
Extraordinary charges -
Actuarial (gains)/losses recognised in the year	7	12
Pre-retirement cost	205	70
Other	4	—

	235	103

(*)	See further detail Note 1.d and Note 1.i.

The changes in 2018 and 2017 in the present value of the accrued obligations for other long-term benefits were as follows:

	Millions of euros
	2018	2017
Present value of the obligations at end of the prior year	1,231	1,588
Merger effect(*)	364	—
Present value of the obligations at beginning of the year	1,595	1,588
Current service cost	1	1
Interest cost (Note 35)	18	20
Past service cost	4
Pre-retirement cost	205	70
Effect of curtailment/settlement	—	—
Benefits paid	(601)	(468)
Actuarial (gains)/losses	6	12
Other	(102)	8

Present value of the obligations at end of the year	1,126	1,231

(*)	See further detail Note 1.d and Note 1.i.

The movement that has occurred, during the years 2018 and 2017, in the fair value of the assets of the plan, has been as follows:

	Millions of euros
	2018	2017
Fair value of plan assets at end of the year	—	—
Merger effect (*)	17	—
Fair value of plan assets at the beginning of the year	17	—
Expected return on plan assets	—	—
Benefits paid	(1)	—
Contributions by the employer	—	—
Contributions by the employee and others	—	—
Actuarial gains / (losses)	(1)	—

Present value of the obligations at end of the year	15	—

(*)	See further detail Note 1.d and Note 1.i.

139

The movement that has taken place, during the years 2018 and 2017, in the current value of the insurance contracts linked to pensions, has been as follows:

	Millions of euros
	2018	2017
Fair value of insurance contracts linked to pensions at the end of the previous year	—	—
Merger effect (*)	1	—
Fair value of insurance contracts linked to pensions at the end of the previous year	1	—
Expected performance of insurance contracts (Note 34)	—	—
Actuarial gains / (losses)	—	—
Premiums paid / (ransoms)	—	—
Benefits paid	(1)	—

Present value of the obligations at end of the year	—	—

(*)	See further detail Note 1.d and Note 1.i.

iii.	Sensitivity analysis

Any changes in the main assumptions could affect the calculation of the obligations, At 31 December 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of 5,33% and -4,88%, respectively, and an increase or decrease in the present value of the long-term obligations of 1,11% and – -1,09%, These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

d)	Provisions for taxes and other legal contingencies and Other provisions

Provisions—Provisions for taxes and other legal contingencies and Provisions—Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

e)	Litigation and other matters

i.	Tax-related litigation

At 31 December 2018 the main tax-related proceedings concerning the Group were as follows:

•

Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11.727/2008, a provision having been recognised for the amount of the estimated loss. Due to recent unfavorable decisions of the courts, the Group in Brazil has withdrawn their actions and paid the amount claimed, using the existing provision.

140

•

Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office regarding COFINS contribution, confirming the decision of Federal Regional Court favorable to Banco Santander (Brasil) S.A The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. The risk is classified as possible and there is a provision for the amount of the estimated loss.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of the years 1998, 2001, 2005 and 2006 on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.”

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavorable decision of CARF, both entities appealed at Federal Justice in a single proceeding. There is a provision recognised for the estimated loss.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. Actually it is appealed before the CARF. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.

•

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•

Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

•

Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

141

•

Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. A provision was recognised in connection with the amount of the estimated loss.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income, as it is fully provisioned.

•

Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Group has not recognised provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii.	Non-tax-related proceedings

At 31 December 2018, the main non-tax-related proceedings concerning the Group were as follows:

•

Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 31 December 2018, the remaining provision for PPI redress and related costs amounted to GBP 246 million (EUR 275 million) and GBP 356 million (EUR 406 million) as of 31 December 2017. This provision represents management’s best estimate of Santander UK plc future liability in respect of misselling of PPI policies and is based on recent claims experience and consideration of the FCA Consultation paper CP18/33 (Regular premium PPI complaints and recurring non-disclosure of commission – feedback on CP18/18, final guidance, and consultation on proposed mailing requirements) issued on 7 November 2018. It has been calculated using key assumptions such as the estimated number of customer complaints received, the number of rejected misselling claims that will be in scope for Plevin v Paragon Personal Finance Limited [2014] UKSC 61 redress, and the determination of liability with respect to a specific portfolio of claims. The provision will be subject to continuous review, taking into account the impact of any further claims received and FCA guidance.

•

Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. The bank is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Two arbitration proceedings were instigated before the Spanish Court of Arbitration with an outcome of two awards in favour of the Bank. However, these two arbitration awards were annulled for procedural issues. Mobiliaria Monesa (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has not recognised any provisions in this connection.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: the claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors and the relevant clause was eliminated in 2001. The Regional and the High Employment Court ordered the bank to pay this half-yearly bonus since the event until nowadays. The Bank filed an appeal which awaits judgment before the Federal Supreme Court (STF). The Bank has not recognised any provisions in this connection.

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•

“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally (‘economic plans’). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already homologated by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from February 2018.The provisions recorded for the economic plan processes are considered sufficient.

•

CNMC: after an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on 13 February 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine.

•

Floor clauses (“cláusulas suelo”): As a consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called “floor clauses” or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included “floor clauses” in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of January 2, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 357 million provisions have been used by the Group (EUR 238 million in 2017 and EUR 119 million in 2018) mainly for refunds as a result of the extrajudicial process mentioned above. As of December 31, 2018, the amount of the Group’s provisions in relation to this matter amounts to EUR 104 million which covers the probable risk.

•

Banco Popular’s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution’s business, in the application accordance with the single resolution framework regulation referred to in Note 3, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB’s resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Popular Español, S.A.U., Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On 15 January 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U.on 28 September 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The Bank has resorted this decision.

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At this time it is not possible to foresee the total number of demands and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in Note 3 of the consolidated financial statements.

•

German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK—Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in this connection.

•

Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state’s consumer protection statutes. SC was informed that these states serve on behalf of a group of 32 state Attorneys General. The subpoenas contain broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC has responded to these requests within the deadlines specified in the CIDs and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

•

Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of 31 December 2018, Santander Securities LLC (SSLLC) had received 589 FINRA arbitration cases related to Puerto Rico bonds and Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract of the acquirers, unsuitability, over-concentration of the investments and defect to supervise. There were 420 arbitration cases that remained pending as of 31 December 2018. The provisions recorded for these matters are considered sufficient.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

With the information available to it, the Group considers that, at 31 December 2018, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

iii.	Administrative sanctions

In accordance with the applicable regulations, during fiscal year 2018, the following administrative sanctions were imposed on the Bank: (i) a fine of 4.5 million euros imposed by the CNMV for the undue collection of incentives derived from investments in foreign and domestic collective investment schemes; and (ii) a fine of 500,000 euros imposed on Banco Popular Español (prior to the merger with the Bank) by the CNMV for the breach detected in the review of certain aspects of the customer service operations.

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24.	Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities). On 1 January 2018 those entities that were part of the Consolidated Tax Group which parent company was Banco Popular Español, S.A.U., and that meet the requirements have been integrated in the aforementioned Consolidate Tax Group.

b)	Years open for review by the tax authorities

In 2018 the conformity and non-conformity acts relating to the financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years that have been appealed, Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the financial statements, and there are sound arguments as proof in the appeals pending or to be filed against them. Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2018 are subject to review. At the date of approval of these accounts, the beginning of VAT proceedings for periods not yet prescribed up to and including 2016 have been notified.

Likewise, in 2018 the partial actions relating to corporate income tax for 2016 of the Consolidated Tax Group of which Banco Popular Español, S.A.U. was the parent until 31 December 2017, were completed, and a certificate of conformity was drawn up confirming the tax return filed by the taxpayer. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Bank’s financial statements.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate (30%) and the related expense recognised are as follow (in millions of euros):

	Millions of euros
	Expenses / (Incomes)
	2018	2017
Profit before taxes	3,385	2,977
Income and expense with no tax effect due to permanent differences	(6,286)	(4,138)
Of which Exemption for dividend and capital gains	(4,033)	(3,813)
Adjusted profit or loss	(2,901)	(1,161)

Income tax at 30%	1,016	893
Income and expense with no tax effect	(932)	(922)

	84	(29)

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d)	Tax recognised in equity

In addition to the income tax recognised in the income statement, the Bank recognised the following amounts in equity in 2018 and 2017:

	Millions of euros
	Amounts receivable/(Amounts payable)
	31/12/2018	01/01/2018(*)	31/12/2017
Fixed-income securities - Available for sale	132	(13)	59
Equity securities - Available for sale	(10)	(4)	230
Cash flow hedges	(39)	—	2
Other valuation adjustments (Note 25)	(12)	—	8

Circular 4/2017 insolvency coverage effect	—	111	—

	71	94	299

(*)	See further detail Note 1.d and Note 1.i.

e)	Deferred taxes

Tax assets in the balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets, Tax liabilities includes the liability for the Bank’s various deferred tax liabilities.

In Spain Royal Decree-Law 14/2013, of 29 November, confirmed by Law 27/2014, of 27 November, established a regime whereby certain deferred tax assets may continue to be computable as prudential capital, within the “Global regulatory framework for more resilient banks and banking systems” (known as the Basel III accords) and pursuant to the implementing regulations of these accords, namely, Regulation (EU) No 575/2013 and Directive 2013/36/EU, both of 26 June 2013 (“CRD IV”).

Under prudential capital regulations, deferred tax assets that rely on future profitability to be realised should be deducted from regulatory capital while taking into consideration whether they arise from tax loss and tax credit carryforwards or temporary differences, The deferred tax assets in the latter category, including those arising from allowances for loan losses, allowances for foreclosed assets and provisions for pension and pre-retirement obligations, do not rely on future profitability since they may be converted into tax receivables in specific circumstances and, therefore, they are not deducted from regulatory capital (hereinafter “monetizable tax assets”).

In 2015 the regulations on monetizable tax assets were completed with the introduction of a financial contribution which involved the payment of 1,5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.

The detail of Tax assets and Tax liabilities is as follows:

	Millions of euros
	31/12/2018		01/01/2018(*)		31/12/2017
Tax assets:	13,320		13,521		10,009
Current	2,993		2,320		2,240
Deferred	10,327		11,201		7,769
Of which:
Relating to pensions	3,460	(**)	3,458	(**)	3,387	(**)
Relating to allowances for loan losses	3,024	(**)	3,510	(**)	1,545	(**)
Relating to deductions and negative tax bases	2,402		2,452		2,452
Tax liabilities:	1,303		1,385		1,208
Of which, deferred tax liabilities	1,303		1,385		1,208

(*)	See further detail Note 1.d and Note 1.i.
(**)	Monetizable, not deducted from regulatory capital.

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At the accounting closing date, deferred taxes, both assets and liabilities, are reviewed in order to verify if adjustments to them are necessary in accordance with the results of the analyses performed.

These analyses include, among other, (i) the results generated in previous years, (ii) projections of results, (iii) estimation of the reversal of the temporary differences according to their nature and (iv) period and limits established in the legislation in force for the recovery of the different deferred tax assets, concluding on the Bank’s ability to recover its deferred tax assets recorded.

The Group has performed an analysis of the recoverability of deferred tax assets recorded as of December 31, 2018, which supports their recoverability in a maximum term of 15 years.

Additionally, the Tax Group in Spain has not recognised deferred tax assets in respect of tax losses, investment deductions and other incentives that amounted to approximately EUR 5,200 million from which EUR 225 million is subject, among other requirements, to time limits.

f)	Regulatory changes

In 2018 and 2017 significant fiscal reforms have not been approved. However, in order to regulate the tax effects of the first application of Circular 4/2017 of the Bank of Spain, Royal Decree-law 27/2018 of December 28 has established a transitory regime, according to which the charges and payments to reserve accounts recorded in the first application, which have fiscal effects, will be included in the tax base of the Corporate Tax in equal parts in each of the first three tax periods beginning on January 1, 2018.

In application of the aforementioned Royal Decree-law will be integrated into the taxable base of Banco Santander S.A. corresponding to 2018 a negative adjustment for an approximate amount of 14 million euros, pending the integration of an approximate amount of 27 million euros.

g)	Other information

In compliance with the information obligation established in the 2005 Contribution Standards Instrument issued by the Financial Conduct Authority of the United Kingdom, it is indicated that the shareholders of the Bank who are residents of the United Kingdom will be entitled to request a tax credit for taxes paid abroad with respect to the withholdings that the Bank has to make on the dividends to be paid to said shareholders if the total dividend income exceeds the amount of exempt dividends, of 2,000 pounds sterling for the year 2018/19. Bank shareholders who are residents of the United Kingdom and maintain their participation in the Bank through Santander Nominee Service will be directly provided with information on the amount withheld as well as any other information they may need to complete their tax returns in the United Kingdom. The rest of the Bank’s shareholders who are residents of the United Kingdom should contact their bank or their securities agency.

Banco Santander, S.A. It is part of the Large Companies Forum and since 2010 has been a member of the Code of Good Tax Practices in Spain. Also, Santander UK Plc. is a member of the HMRC Code of Practice on Taxation for Banks in the United Kingdom, actively participating in both cases in the cooperative compliance programs that are being developed by these tax administrations.

25.	Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:

•

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

147

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.

•

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Breakdown of Other accumulated comprehensive income—Items that will not be reclassified in results and Items that can be classified in results

	Millions of euros
			Banco
	Banco		Santander,	Banco
	Santander, S.A.	Merger effect	S.A.	Santander, S.A.
	31/12/2018	1/1/2018	1/1/2018	31/12/2017
	(Circular	(Circular	(Circular	(Circular
	4/1017) (**)	4/2017) (*)	4/2017) (**)	4/2004)
Other accumulated comprehensive income	(459)	111	(162)	(150)
Items that will not be reclassified in results	(722)	(4)	(643)	(1,096)
Actuarial gains and losses on defined benefit pension plans	(1,065)	(3)	(1,096)	(1,096)
Non-currrent assets held for sale	—	—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—	—
Rest of valuation adjustments	—	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	343	(1)	453
Ineffectiveness of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged ítem)	—	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	—	—	—	—
Items that can be classified in results	263	117	483	946
Hedges of net investments in foreign operations (effective portion)
Exchange differences
Cash flow hedges (effective portion)	37	(55)	—	—
Changes in the fair value of debt instruments measured at fair value through changes in other comprehensive income	226	172	483	226
Hedging instruments (ítems not designated)	—	—	—	—
Financial assets available-for-sale				—
Debt instruments				946
Equity instruments				498
Non-current assets held for sale	—	—
	—	—	—	—
Participación en otros ingresos y gastos reconocidos en inversiones en negocios conjuntos y asociadas	—	—	—	—

(*)	See further detail Note 1.d and Note 1.i.
(**)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

b)	Other accumulated comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans

Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

148

Its variation is shown in the consolidated statement of income and expense.

c)	Other accumulated comprehensive income—Items that will not be reclassified in results—Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealised fair value changes of equity instruments at fair value with changes in other comprehensive income.

The following is a breakdown of the composition of the balance as of 31 December 2018 (Bank of Spain Circular 4/2017) under “Other accumulated comprehensive income”—Items that will not be reclassified to profit or loss—Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer:

	Millions of euros				Millions of euros				Millions of euros
	31/12/18 (**)				01/01/18 (*)				31/12/17
	Capital		Net		Capital	Capital	Net		Capital	Capital	Net
	gains by	Capital losses by	gains/losses	Fair	gains by	losses by	gains/losses	Fair	gains by	losses by	gains/losses	Fair
	valuation	valuation	by valuation	value	valuation	valuation	by valuation	value	valuation	valuation	by valuation	value
Equity instruments	595	(252)	343	1,751	452	—	452	1,940

(*)	See further detail Note 1.d and Note 1.i.
(**)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

d)	Other accumulated comprehensive income -Items that may be reclassified to profit or loss—Hedging derivatives – Cash flow hedges (Effective portion)

Other comprehensive income – Items that may be reclassified to profit or loss—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it (See Note 11).

e)

Other accumulated comprehensive income—Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (Bank of Spain Circular 4/2017) and available-for-sale (Bank of Spain Circular 4/2004 and subsequent modifications)

Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (Bank of Spain Circular 4/2017) and Financial assets available-for-sale (Bank of Spain Circular 4/2004 and subsequent amendments) (See Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss—Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (Bank of Spain Circular 4/2017) and Financial assets available-for-sale (Bank of Spain Circular 4/2004 and subsequent amendments) at 31 December 2018 y 2017 is as follows:

Millions of euros
	31/12/2018 (**)				01/01/2018(*)				31/12/2017
			Net				Net				Net
			revaluation				revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value	gains	losses	(losses)	value
Debt instruments	327	(101)	226	32,741	684	(29)	655	46,732

(*)	See further detail Note 1.d and Note 1.i.
(**)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

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At the end of 2017 the Bank assessed whether there is any objective evidence that the instruments classified Changes in the fair value of debt and equity instruments measured at fair value with changes in other comprehensive income (Bank of Spain Circular 4/2017) and Financial assets available-for-sale (Bank of Spain Circular 4/2004 and subsequent modifications) (debt securities and equity instruments) were impaired.

This assessment included but was not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

As of 1 January 2018, with the entry into force of Bank of Spain Circular 4/2017, the Bank estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.

Until 31 December 2017, in the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis were assessed, the duration and significance of the fall in its market price below cost for the Bank was taken into account. As a general rule, for these purposes the Bank considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Bank assessed, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Bank considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss was recognised in the income statement for the amount of the loss registered in equity under Other comprehensive income – Items that may be reclassified to profit or loss – Items not reclassified to profit or loss – Other Valuation adjustments. Also, where the Bank was not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument was written down to its fair value.

At 31 December 2018, the losses incurred in more than twelve months recognised under Other comprehensive income – Items that may be reclassified to profit or loss—Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income arising from equity instruments are not significant.

26.	Shareholders’ equity

The changes in Shareholders’ equity are presented in the statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2018 is set forth below.

27.	Issued capital

a)	Changes

At 31 December 2017 the Bank’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.

On 7 November 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).

Therefore, the Bank’s new capital consists of EUR 8,118 million at 31 December 2018, represented by 16,236,573,942 shares of EUR 0.50 of nominal value each one and all of them from a unique class and serie.

150

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. During 2018 and the beginning of 2019 the number of markets where the Bank is listed has been reduced; the Bank’s shares has been delisted from Buenos Aires, Milan, Lisboa and Sao Paulo’s markets.

At 31 December 2018, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3%1 were State Street Bank & Trust Company (13.09%), The Bank of New York Mellon Corporation (8.85%), Chase Nominees Ltd. (6.69%), EC Nominees Limited (3.96%) and BNP Paribas (3.79%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital 2 or voting power.

As of 31 December 2018, the shareholders of the Bank did not have owners of shares resident in tax havens with a participation of more than 1% of the share capital.

(1)	The threshold stipulated in Royal Decree 1362/2007 of 19 October, which implemented the Spanish Securities Market Act 24/1988 of 28 July defining the concept of significant holding.

(2)

The website of the Comisión Nacional del Mercado de Valores (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on 09 August 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.585%, plus a further stake of 0.158% held through financial instruments. During 2018, Blackrock Inc. informed the Spanish CNMV of the following movements regarding its voting rights in the Bank: 23 April 2018, reduction below 5%, and 8 May 2018, increase above 5%. However, according to the Bank’s shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on 31 December 2018.

b) Other considerations

The ordinary general meeting of shareholders of 7 April 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of EUR 500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.

Likewise, the additional capital authorised by the ordinary general meeting of shareholders on 7 April 2017 is not more than 3,645,585,175 euros. The term available to the Bank’s administrators to execute and carry out capital increases up to that limit ends on 7 April 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to 1,458,234,070 euros.

At 23 March 2018, the ordinary general meeting of shareholders also agreed to delegate to the board of directors the broadest power to execute the capital increase agreement adopted by the shareholders meeting and the authorization to the Board of directors to increase it.

At 31 December 2018 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. de C.V.; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.

At 31 December 2018 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 63 million shares, which represented 0.39% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 212 million shares (equal to 1.30% of the Bank’s share capital).

At 31 December 2018 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level.

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28.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The reduction of EUR 74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in the balance of Share premium in 2017 is the result of the capital increase of EUR 6,343 million approved on 3 July 2017 (See note 31.a) and the reduction of EUR 48 million is due the capital increases charge to reserve arising from the Santander Diviendo Elección program.

The decrease produced in 2018 is a consequence of the reduction of EUR 50 million to cope with the capital increase as a result of the Santander Dividendo Elección program.

Also, in 2018 and 2017 and 2016 an amount of EUR 10 million was transferred from the Share premium account to the Legal reserve (2017: EUR 154 million) (See note 25.b.i).

29.	Accumulated retained earnings

a)	Definitions

The balance of Equity—Accumulated gains and Other reserves includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the income statement.

b)	Breakdown

The detail of Shareholders’ Equity—Reserves at 31 December 2018 and 2017 is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Legal reserve	1,624	1,613	1,613
Voluntary reserve	6,275	7,085	7,087
Reserve for amortised capital	11	11	11
Reserve for treasury shares	901	1,029	1,029
Other reserves	(495)	(475)	43

	8,316	9,263	9,783

(*)	See further detail Note 1.d and Note 1.i.

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve, These transfers must be made until the balance of this reserve reaches 20% of the share capital, The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2018 the Bank transferred EUR 10 million from the Share premium account to the Legal reserve (2017: EUR 154 million) (See Note 28).

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Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at 31 December 2018 the Legal reserve was of the stipulated level.

ii.	Voluntary Reserve

During year 2018 there was a decrease in voluntary reserves amounting to EUR 812 million; which corresponds to an increase of EUR 19 million for merger reserves (Note 1.i), a decrease of EUR 426 million for the interests of the PPCC (Note 21), a decrease of EUR 663 million for the corporate restructuring corporation in Mexico through an inverse merger between Banco Santander (México), SA Multiple Banking Institution as absorber of its parent company, Grupo Financiero Santander México, S.A.B. of C.V. (note 13.b) and with an increase of EUR 257 million for other items.

iii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares plus the own treasury shares amount.

iv.	Other reserves

During fiscal year 2018 there was a decrease in Other reserves due to the impact of the first application of Circular 4/2017 for an amount of 517 million euros.

30.	Other equity instruments and own shares

a)	Equity instruments issued not capital and other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration and other items not recognised in other Shareholders’ equity items.

On July 13, 2017, Banco Santander and Banco Popular Español, S.A. (hereinafter, Banco Popular) reported that they had decided to launch a commercial action in order to retain retail customers of their networks affected by the resolution of Banco Popular (the “Loyalty Action”).

Under the Loyalty Action, customers who meet certain conditions and have been affected by the resolution of Banco Popular could receive, without any payment on their part, negotiable securities issued by Banco Santander for a nominal amount equivalent to the investment in shares or in certain subordinated obligations of Banco Popular (with certain limits) of which they were holders at the date of Banco Popular resolution. To benefit from this action, it was necessary for the client to renounce legal actions against the Group.

The Loyalty Action would be carried out through the delivery to the customer of contingently redeemable perpetual obligations (“Loyalty Bonds”) of Banco Santander, S.A. The Loyalty Bonds will accrue a coupon in cash, discretionary, non-cumulative, payable for past due quarters.

This issue was made by Banco Santander, S.A. on September 8, 2017 for a nominal amount of 981 million euros, fully subscribed by Banco Popular Español, S.A. As of December 31, 2018, the cost recorded in the Equity Instruments caption other than equity in the Bank’s balance sheet amounts to 565 million euros (686 million euros as of December 31, 2017).

Loyalty Bonds are perpetual values; however, they may be fully amortized at the discretion of Banco Santander, S.A., with prior authorization from the European Central Bank, on any of the coupon payment dates, seven years after issuance.

153

b)	Own shares

Shareholders’ equity—Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On 21 October 2013 and 23 October 2014 the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.075% of issued share capital at 31 December 2018 (31 December 2017: 0.024%; 31 December 2016: 0.010%).

The average purchase price of the Bank’s shares in 2018 was EUR 4.96 per share and the average selling price was EUR 4.98 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was of EUR 80 millions of loss in 2018 (2017: EUR 22 million profit).

31.	Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Guarantees and contingent and commitments

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Million of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Loans commitment granted	72,208	68,164	62,233
Available in lines of credit	71,496	66,509	61,067
Deposits in the future	712	1,655	1,166
Financial guarantees granted	6,508	8,135	7,212
Financial guarantees	—	—	—
Credit derivatives sold	6,508	8,135	7,212
Other commitments granted	57,855	49,329	40,680
Irrevocable documentary credits	2,823	1,759	1,365
Other guarantees and guarantees granted	23,976	21,276	15,658
Other	31,056	26,294	23,837

	136,571	125,628	110,305

(*)	See further detail Note 1.d and Note 1.i.

The breakdown as at 31 December 2018 of the exposures and the provision fund (see note 23) out of balance sheet by impairment stage under Bank of Spain Circular 4/2017 is EUR 133,679 million and EUR 60 million in stage 1, EUR 1,897 million and EUR 28 million in stage 2 and EUR 994 million and EUR 175 million in stage 3, respectively. Additionally, the Bank had provisions for guarantees and commitments granted for an amount of EUR 195 and a doubtful exposure amounting to EUR 714 million, as at 31 December 2017.

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

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Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

i.	Loan commitments granted

Loan commitments granted: firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.

ii.	Financial guarantees granted

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

iii.	Other commitments granted

Other contingent liabilities include all commitments that could give rise to the recognition of financial assets not included in the above items, such as technical guarantees and guarantees for the import and export of goods and services.

The detail is as follows:

	Million of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Other commitments granted	57,855	49,329	40,680
Irrevocable documentary credits	2,823	1,759	1,365
Other guarantees and guarantees lent	23,976	21,276	15,658
Other commitments	31,056	26,294	23,837
Of which:
Subscribed values pending disbursement	4	12	12
Conventional procurement contracts assets	14,459	12,264	12,264
Other contingent commitments	16,593	14,018	11,561

(*)	See further detail Note 1.d and Note 1.i.

b)	Other information

i.	Assets advanced as collateral

At 31 December 2018 and 2017 there were certain assets owned by the Bank that secured transactions performed by it or by third parties, as well as various liabilities and contingent liabilities assumed by the Bank, with respect to which the transferee has the right, by contract or by custom, to transfer them again or to pledge them.

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The carrying amount at 31 December 2018 and 2017 of the Bank’s financial assets pledged as security for these liabilities, contingent liabilities and similar items was as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Financial assets held for trading (**)	13,819	21,212	21,212
Of which:
Public debt Public Sector Agencies	1,389	5,424	5,424
Fix rent instruments	8,333	8,634	8,634
Equity instruments	4,097	7,154	7,154
Financial assets designated at fair value through profit or loss	5,332	3,812	3,812
Financial assets available-for-sale (***)			25,259
Financial assets at fair value through other comprehensive income	15,129	31,022
Loans and receivables			3,532
Investments held to maturity			286
Financial assets at amortised cost	6,155	3,818

	40,435	59,864	54,101

(*)	See further detail Note 1.d and Note 1.i.
(**)	The variation of the trading portfolio and financial assets at fair value with changes in other comprehensive income is mainly due to decrease in repo assignments.

32.	Hedging derivatives

The Group, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.

Based on its objective, the Group classifies its hedges in the following categories:

•

Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).

•

Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.

•	Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.

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The notional and fair values of the hedging instruments of Banco Santander, S.A. included in the heading of the hedge derivatives derivative balance sheet, as a function of the risk and the type of coverage, for assets and liabilities, as of December 31, 2018 are shown below:

	Million of euros
	2018
		Carrying amount		Changes in fair value used for calculating hedge
	Notional Value	Assets	Liabilities	ineffectiveness	Balance sheet line ítems
Fair value hedges:	42,915	1,726	3,166	222
Interest rate risk	36,607	1,495	2,917	178
Equity swap	—	—	—	—	Hedging derivatives
Future interest rate	—	—	—	—	Hedging derivatives
Interest rate swap	34,945	1,484	2,766	268	Hedging derivatives
Call money swap	—	—	—	—	Hedging derivatives
Currency swap	—	—	—	—	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	6	0	Hedging derivatives
Collar	—	—	—	—	Hedging derivatives
Floor	1,611	5	145	(99)	Hedging derivatives
Exchange rate risk	2,596	0	0	3
Fx forward	2,596	0	0	3	Hedging derivatives
Interest rate and exchange rate risk	3,658	231	249	41
Interest rate swap	3,250	227	248	4	Hedging derivatives
Call money swap	—	—	—	—	Hedging derivatives
Currency swap	408	4	1	37	Hedging derivatives
Inflation risk	—	—	—	—
Call money swap	—	—	—	—	Hedging derivatives
Currency swap	—	—	—	—	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives
Cash flow hedges:	8,092	119	67	109
Interest rate risk	8,092	119	67	109
Fx forward	—	—	—	—	Hedging derivatives
Future interest rate	—	—	—	—	Hedging derivatives
Interest rate swap	8,092	119	67	109	Hedging derivatives
Currency swap	—	—	—	—	Hedging derivatives
Floor	—	—	—	—	Hedging derivatives
Exchange rate risk	—	—	—	—
Future FX and c/v term FV	—	—	—	—	Hedging derivatives
FX forward	—	—	—	—	Hedging derivatives
Future interest rate	—	—	—	—	Hedging derivatives
Interest rate swap	—	—	—	—	Hedging derivatives
Currency swap	—	—	—	—	Hedging derivatives
Floor	—	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	—	Deposits
Interest rate and exchange rate risk	—	—	—	—
Interest rate swap	—	—	—	—	Hedging derivatives
Currency swap	—	—	—	—	Hedging derivatives
Inflation risk	—	—	—	—
FX forward	—	—	—	—	Hedging derivatives
Currency swap	—	—	—	—	Hedging derivatives
Equity risk	—	—	—	—
Option	—	—	—	—	Hedging derivatives
Other risk	—	—	—	—
Future FX and c/v term RF	—	—	—	—	Hedging derivatives
Hedges of net investments in foreign operations:	20,746	263	273	—
Exchange rate risk	20,746	263	273	—
FX forward	20,746	263	273	—	Hedging derivatives

	71,753	2,108	3,506	331

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Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate, foreign currency and credit risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on the Bank’s income statement. To mitigate these risks, the Bank contracts derivatives, mainly Interest rate Swaps, Cap&Floors, Forex Forward and Credit Default Swaps. On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through Interest Rate Swaps and Cross Currency Swaps.

In addition, the Bank manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps and Cross Currency Swaps.

The Bank’s methodology for measuring the effectiveness of this type of coverage is based on comparing the markets value of the hedged items (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk. Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.

Finally, the Bank also manages and hedges the interest rate risk of its mortgage portfolio and various variable rate issues in cash flow hedges, which hedge the exposure of flows due to the risk of variations in interest curves, which may have an impact on the income statement. These hedges are made through mainly Interest Rate Swaps.

The hypothetical derivative methodology is used to measure the effectiveness of these cash flow hedges, in order to determine the level of risk compensation based on the comparison of the discounted net cash flows of the hedging instruments and the hedged items.

Regarding net foreign investments hedges, basically, Banco Santander S.A. assumes, as a priority objective in risk management, to minimize – up to a determined limit set up by the responsible for the financial management of the Group- the impact on the calculation of the capital ratio of their permanent investments included within the consolidation perimeter of the Group, and whose shares are legally named in a different currency than the holding has. For this purpose, financial instruments (generally derivatives) on exchange rates are hired, that allow mitigating the impact on the capital ratio of changes in the forward exchange rate. The Group hedges the risk, mainly, for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD and PLN. The instruments used to hedge the risk of these investments are Forex Swaps, Forex Forward and buys/sells of spot currencies.

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Aditionally, the profile information of maturities and the price/average rate for Banco Santander, S.A. is shown:

	31 de December de 2018
	Millions of euros
		One to three	Three months to	One year to	More than five
	Up to one month	months	one year	five years	years	Total
Fair value hedges	541	2,951	1,316	15,121	22,986	42,915
Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,030	36,607
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—		0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11
Exchange rate risk
Exchange rate instruments
Nominal	—	1.825	771	—	—	2.596
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	41	461	120	2.085	951	3.658
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.80
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—
Average AUD/EUR exchange rate	—	—	—	1.50	1.50
Average CZK/EUR exchange rate	—	—	—	25.41	26.03
Average EUR/GBP exchange rate	—	1.15	—	—	—
Average EUR/COP exchange rate	—	—	—	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.72	—
Average JPY/EUR exchange rate	—	—	—	132.01	125.88	—
Average MXN/EUR exchange rate	—	—	—	14.70		—
Average NOK/EUR exchange rate	—	—	—	—	9.61	—
Average USD/BRL exchange rate	—	—	0.27	—	—	—
Average USD/COP exchange rate	—	—	—	—	—	—
Credit rate risk
Credit risk instruments
Nominal	—	—	—	49	5	54
Cash flow hedges	1,942	—	—	6,130	20	8,092
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	0.51	0.55
Hedges of net investments in foreign operations	373	497	10,587	9,289	—	20,746
Exchange rate risk
Exchange rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.10	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3.728,01	3.685.80	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24.50	—
Average PLN/EUR exchange rate	—	—	4.38	4.26	—

Total	2,856	3,448	11,903	30,540	23,006	71,753

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The following table contains details of the hedged exposures covered by Banco Santander, S.A. hedging strategies of 31 December 2018:

	31 December 2018
	Million of euros
			Accumulated amount of			Change in	Cash flow
			fair value adjustments on			fair value of	hedge/currency
	Carrying amount of hedged items		the hedged item			hedged ítem	translation reserve
						for
					Balance	ineffectiveness
					sheet line	assessment
	Assets	Liabilities	Assets	Liabilities	item	Assets	Liabilities	Assets
Fair value hedges	8,285	20,789	768	(820)		(250)	—	—
Interest rate risk	4,236	18,154	762	(798)		(215)	—	—
Deposits	1,411	—	277	—	Deposits	(52)	—	—
Bond	1,197	18,154	459	(798)	Bond	(172)	—	—
Repo	1,627	—	25	—	Repo	8	—	—
Loans of securities	1	—	1	—	Loan of securities	1	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Deposits	8	—	—
Bonds	1,764	—	(4)	—	Bond	(11)	—	—
Interest and Exchange rate risk	617	2,635	1	(22)		(32)	—	—
Borrowed deposits	183	—	—	—	Deposits	(2)	—	—
Bonds	0	2,536	—	(22)	Bond	(31)	—	—
Repos	434	99	1	—	Repo	1	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Bond	—	—	—
Net foreign investments hedges	—	—	—	—		(55)	55	(2)
Interest rate risk	—	—	—	—		(55)	55	(2)
Deposits	—	—	—	—	Deposits	(27)	27	—
Bond	—	—	—	—	Bond	(28)	28	(2)
Exchange rate risk	—	—	—	—		—	—	—

	8,285	20,789	768	(820)		(350)	55	(2)

The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as of 31 December 2018 is EUR 6 million euros.

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The following table contains information regarding the effectiveness of the hedging relationships designated by Banco Santander, S.A, as well as the impacts on profit or loss and other comprehensive income as of 31 December 2018:

	31 December 2018
	EUR million
	Gains/loss	Gains/loss		Gains/loss
	recognised in	recognised in		recognised in
	Other	Other		Other	Gains/loss recognised in
	comprehensive	comprehensive	Gains/loss recognised in Other	comprehensive	Other comprehensive
	income	income	comprehensive income	income	income
Fair value hedges	—	(28)		—
Interest rate risk	—	(37)		—
Deposits	—	(22)	Gains or losses of financial assets/liabilities	—
Bond	—	(15)	Gains or losses of financial assets/liabilities	—
Interest and Exchange rate risk	—	9		—
Deposits	—	2	Gains or losses of financial assets/liabilities	—
Bond	—	7	Gains or losses of financial assets/liabilities	—
Cash flow hedges	109	—		16
Interest rate risk	109	—		16	Interest margin
Deposits	27	—	Gains or losses of financial assets/liabilities	17	Interest margin
Bond	26	—	Gains or losses of financial assets/liabilities	(1)
Credit facilities	56	—	Gains or losses of financial assets/liabilities	—
	109	(28)		16

The following table shows a reconciliation of each component of equity and an analysis of other comprehensive income in relation to hedge accounting for Banco Santander, S,A,:

Millions of euros
2018
Balance at end of prior year	—
Merger effect (*)	(55)
Balance at beginning of year	(55)
Cash flow hedges
Risks of interest rate	109
Deposits	27
Asset bonds	26
Liquidity lines	56
Taxes	(17)

Balance at end of year	37

(*)	See further detail Note 1,d and Note 1,i,

33.	Off-balance-sheet funds under management

At 31 December 2018, the Bank held off-balance-sheet funds under management, namely investment funds and assets under management, amounting to EUR 64,288 million (31 December 2017: EUR 66,912 million), Also, at 31 December 2018, the funds marketed but not held under management amounted to EUR 27,394 million (31 December 2017: EUR 12,522 million).

The reduction in unmanaged commercialized resources and as a counterpart the increase in resources managed off-balance sheet is mainly due to the acquisition on December 22, 2017 by SAM UK Investment Holding Limited (wholly-owned subsidiary of Banco Santander, SA), of 50% of Santander Asset Management, with the Santander Group achieving control of 100% of this entity’s business at the end of 2017.

161

34.	Interest income

Interest and similar income in the accompanying income statements comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the rectifications of income as a result of hedge accounting, Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main items of interest and similar income earned in 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Debt instruments
Central Banks	11	12
Public sector	739	756
Credit entities	425	397
Other financial companies	263	243
Non-financial companies	92	26

	1,530	1,434

Loans and advances
Central Banks	80	49
Public sector	241	166
Credit entities	341	239
Other financial companies	302	285
Non-financial companies	2,399	1,770
Households	1,801	1,064

	5,164	3,573

Other assets
Of which: Insurance contracts linked to pensions (Note 23,c)	35	35

	151	84

Deposits
Central Banks	360	110
Public sector	—	1
Credit entities	138	136
Other financial companies	18	29
Non-financial companies	3	2
Households	0	—

	519	278

Hedging derivatives - Interest rate risk	(3)	81

Other financial liabilities	7	—

Debt securities issued	13	10

	7,381	5,460

Most of the interest and similar income was generated by the Bank’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.

35.	Interest expense

Interest expense and similar charges in the accompanying income statements includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

162

The detail of the main items of interest expense and similar charges accrued in 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Debt securities Issued	1,363	1,153
Debt securities
Central Banks	—	—
Public sector	23	20
Credit entities	4	2
Other financial companies	8	—
Non-financial companies	—	—

	35	22

Loans and advances
Central Banks	139	64
Public sector	8	10
Credit entities	121	95
Other financial companies	45	58
Non-financial companies	5	1
Households	—	—

	318	228

Deposits
Central Banks	224	117
Public sector	118	142
Credit entities	625	337
Other financial companies	336	374
Non-financial companies	142	140
Households	490	515

	1,935	1,625

Other financial liabilities	153	111

Hedging derivatives - Interest rate risk	(63)	(33)

Pensions and other obligations of defined post-employment benefits (Note 23)	91	97

Others	28	—

	3,860	3,203

Most of the interest expense and similar charges was generated by the Bank’s financial liabilities that are measured at amortised cost.

36.	Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of income from equity instruments is as follows:

	Millions of euros
	2018(*)	2017
Financial assets held for trading	232	237
Of which:
Spain	120	128
Rest of Europe	109	104
America	3	5
Rest of the world	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	5
Financial assets available-for-sale		36
Financial assets at fair value through other comprehensive income	42
Investments in subsidiaries, jointly controlled entities and associates	3,872	3,320
Group entities	3,611	3,123
Associates	261	197

	4,151	3,593

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

163

Investments in subsidiaries, jointly controlled entities and associates

The detail of the dividends from subsidiaries, jointly controlled entities and associates recognised in 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Grupo Financiero Santander México, S.A.B. de C.V.	298	365
Sterrebeeck B.V.	350	790
Santander Consumer Finance, S.A.	—	380
Santander Holding USA	352	—
Santander Financial Exchanges Limited	—	463
Santander UK Group Holdings Plc.	977	487
Santusa Factoring y Confirming, S.A., E.F.C	350	—
Santander Totta, SGPS, S.A.	61	63
Banco Santander (Brasil) S.A.	211	225
Bank Zachodni WBK S.A. (actualmente Santander Bank Polska S.A.)	49	89
Santander Holding Internacional, S.A.	101	—
Santander Investment Services S.A. (actualmente Santander Investment S.A.)	63	—
Zurich Insurance América, S.L. (actualmente Zurich Santander Insurance America, S.L.)	175	171
SAM UK Investment Holding Limited	517	—
Fomento e Inversiones, S.A.U	—	71
Santander Chile Holding, S.A.	45	35
Banco Santander, S.A. (Uruguay)	36	28
Ingeniería de Software Bancario, S.L.	26	—
Allianz Popular, S.L.	52	—
WiZink Bank, S.A.	40	—
Socur, S.A.	24	—
Otras sociedades	145	153

	3,872	3,320

164

37.	Commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favour of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Collection and payment services:
Bills	53	21
Demand accounts	287	219
Cards	280	250
Cheques	16	12
Direct debit and payroll orders	37	24
Transfers, drafts and other payment orders	88	60

	761	586

Marketing of non-banking financial products:
Collective Investment	399	396
Insurance	227	206
Other	—	3

	626	605

Securities services:
Securities underwriting and placement	114	136
Transfer orders	2	—
Other	4	4

	120	140

Clearing and settlement	68	32

Asset management	59	39

Custody	63	55

Structured finance	226	200

Loan granted commitments granted	162	127

Financial granted guarantees granted	234	190

Other:
Foreign currency exchange	81	56
Documentary credits	25	22
Other concepts	428	230

	534	308

	2,853	2,282

38.	Commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Clearing and settlement	85	70
Loan commitments received	21	10
Financial guarantees received	90	39
Custody	3	—
Other (*)	240	191

	439	310

(*)	Other includes mainly commissions paid for financial and mediation services, as well as credit cards.

165

39.	Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by classification of the related instrument, of Gains/losses on financial assets and liabilities in the accompanying income statements for 2018 and 2017 is as follows:

	2018 (*)	2017
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (Bank of Spain Circular 4/2017)	516
Financial assets at amortized cost	12
Other financial assets and liabilities	504
Of which: debt instruments	499
Of which: equity instruments	—
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (Bank of Spain Circular 4/2004)		367
Of which financial assets available for sale		348
Of which: debt instruments		348
Of which: equity instruments		—
Gains or losses on financial assets and liabilities held for trading, net (**)	74	348
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	(61)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (**)	2	(32)
Gains or losses from hedge accounting, net	(28)	(11)

	503	672

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).
(**)

Includes the net result obtained by operations with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Loans and receivables	42,896	31,264	34,043
Central Banks	103	—	—
Credit institutions	17,538	5,949	11,243
Customers	25,255	25,315	22,800
Debt instruments (**)	12,501	15,793	15,242
Equity instruments	8,868	10,255	10,168
Derivatives	51,637	39,876	38,894

	115,902	97,188	98,347

(*)	See further detail Note 1.d and Note 1.i.
(**)	Include EUR 7,622 million related to Spanish and foreign government debt securities at 31 December 2018 (31 December 2017 EUR 11,129 million).

The foregoing table shows the maximum credit risk exposure of these assets at 31 December 2018 and 2017, respectively, The Bank mitigates and reduces this exposure as follows.

With respect to derivatives, the Bank has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment, The Bank also applies a risk premium accrual policy for derivatives arranged with customers.

166

Loans and receivable to credit institutions and loans and receivable to customers included reverse repos amounting to EUR 28,641 million at 31 December 2018 (31 December 2017 EUR 23,347 million).

In addition, assets amounting to EUR 1,337 million have a mortgage guarantee at 31 December 2018 (EUR 1,262 million at 31 December 2017).

At 31 December 2018 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	31/12/2018	01/01/2018(*)	31/12/2017
Deposits	35,079	31,721	32,313
Central Banks	12,377	7,913	7,913
Credit Institutions (**)	8,772	14,616	15,209
Customers (**)	13,930	9,192	9,192
Short positions	6,323	8,718	8,718
Derivatives	51,698	40,286	39,234

	93,100	80,725	80,266

(*)	See further detail Note 1.d and Note 1.i.
(**)

The variation in financial liabilities at fair value with credit institutions is due to a decrease in temporary asset transfers (CTA) during fiscal year 2018, In addition, customers’ balances have raised due to an increase in balance of deposits taken with other financial companies.

At 31 December 2018, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

40.	Exchange differences, net

The detail of Exchange differences (net) in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Net gains/losses on:
Foreign currency purchases and sales	135	463
Translation of monetary items to the functional currency	(184)	(708)

	(49)	(245)

The Bank manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains/losses on financial assets and liabilities (see Note 39).

167

41.	Other operating income and other operating expenses

The detail of Other operating income in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Exploitation of investment property and operating leases	171	155
Commissions on financial instruments offsetting related direct costs	60	47
Sales and other income from the provision of non-financial services	8	12
Other (*)	219	88

	458	302

(*)	The “Other” line mainly includes fees charged for expenses passed on to Group entities.

The detail of Other operating expenses in the income statements is as follows:

	Millions of euros
	2018	2017
Contribution to Deposit Guarantee Fund (Note 1.h)	(224)	(154)
Contribution to Resolution Fund (*) (Note 1.h)	(237)	(181)
Other operating expenses	(180)	(171)

	(641)	(506)

(*)	Includes the expense incurred by contribution to the National Resolution Fund and to the Single Resolution Fund.

42.	Staff costs

a)	Breakdown

The detail of Staff costs in 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Wages and salaries	2,045	1,511
Social security costs	430	299
Additions to provisions for defined benefit pension plans (Note 23)	18	11
Contributions to defined contribution pension funds (Note 23)	82	74
Equity-instrument-based remuneration	6	5
Other staff costs	236	209

	2,817	2,109

b)	Headcount

The average number of employees at the Bank, by professional category, is as follows:

	Average number of employees
	31/12/2018	31/12/2017
Executive and Senior management	22	22
Other line personnel	30,399	21,369
Staff at branches abroad	615	469

	31,036	21,860

168

The number of employees, at the end of 2018 and 2017 was 30,901 and 21,755 respectively, of which 30,106 employees correspond to employees of the Bank as of December 31, 2018, without considering the branches abroad.

The functional breakdown, by gender, at 31 December 2018 is as follows:

	Breakdown by gender
	Executives		Other line personnel
	Men	Women	Men	Women
Breakdown by gender	76%	24%	54%	46%

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

The number of employees with disabilities greater than or equal to 33%, distributed by professional categories at December 31, 2018 and 2017, is as follows:

	31/12/2018	31/12/2017
Senior management (**)	—	—
Other management	22	18
Other staff	282	193

	304	211

The average number of Bank employees with disabilities greater than or equal to 33%, at the end of 2018 and 2017 fiscal years, was 241 and 209, respectively.

c)	Share-based payments

The main share-based payments granted by the Group in force at 31 December, 2018, 2017 and 2016 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

169

Deferred variable remuneration systems	Description	Plan’s beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2013)	The purpose of this plan is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for it to be paid in Santander shares.	Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross)

In addition to that of the beneficiary remaining in the Group’s employ, that none of the following circumstances should occur in the period prior to each deliveries:

(i) Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) Significant changes in the Group’s economic capital or risk profile.

The amount in shares is calculated based on the tranches of the following scale:

•  300 thousands euros or less 0% deferred

•  300 to 600 thousands euros 20% deferred

•  More than 600 thousands euros 30% deferred.

Deferral period: 3 years.

(ii) Deferred conditional variable remuneration plan (2013, 2014, 2015, 2016, 2017 and 2018)	The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the third (2013), fourth (2014), sixth (2016) cycles, and over three or five years for the fifth (2015), seventh (2017) and eight (2018) cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (Fifth, fourth and third cycle)

In the case of the seventh, sixth and eight cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the third, fourth, fifth and sixth cycles (2013 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:

(i) Poor financial performance of the Group;

Third cycle (2013), 3 years deferral:

•  Executive directors: 40% and 60% immediate and deferred payments, respectively.

•  Division directors and other executives of the Group with a similar profile: 50% and 50% immediate and deferred payments, respectively.

•  Other Executives part of the Identified Staff: 40% and 60%, immediate and deferred payments, respectively.

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) Significant changes in the Group’s economic capital or risk profile

Fourth and fifth cycles (2014 and 2015, respectively):

•  Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 5 years (3 years in fourth cycle).

•  Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over5 years (3 years in fourth cycle)

•  Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

170

Deferred variable remuneration systems	Description	Plan’s beneficiaries	Conditions	Calculation Base
In the case of the seventh and eight cycles (2017 and 2018), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

Sixth cycle (2016):

•  60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh and eight cycle (2017 and 2018):

•  Executive Directors and members of identified staff with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years

(i) significant failures in risk management committed by the entity , or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

•  Executive Directors and members of identified staff with total Variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years

•  Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

(iii) Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Paid half in cash and half in shares

171

Deferred variable remuneration systems	Description	Plan’s beneficiaries	Conditions	Calculation Base
(iii) Performance share plan (2014 and 2015)	The purpose is to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period. In addition, the second cycle (2015) also applies to other Bank employees not included in the Identified Staff or Material Risk Takers, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee’s interests with those of the Bank.	Executive Directors and senior managers Other Material Risk Takers or Identified Staff Other beneficiaries in the case only of the second cycle.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing during the period prior to each of the:

(i) Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) significant changes in the Group’s economic capital or risk profile

For the second cycle (2015), based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the “Agreed- upon Amount of the ILP”, taking into account (i) the Group’s earnings per share (EPS) and (ii) the Group’s return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

First cycle (2014):

•  Relative Total Shareholder Return (TSR) measured against a group of 15 comparable institutions (the “peer group”) in the periods 2014-2015; 2014-2016; and 2014-2017

Second cycle (2015), the basis of calculation is the fulfilment of the following objectives:

•  Relative performance of the earning per share growth (EPS) growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions.

•  ROTE of the Santander Group for financial year 2017

•  Employee satisfaction, measured by whether or not the corresponding Group company is included in the “Top 3” of the best banks to work for.

•  number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017

•  retail loyal clients

•  SME and corporate loyal clients

172

Deferred variable remuneration systems	Description	Plan’s beneficiaries	Conditions	Calculation Base
(iv) Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017 and 2018)

The aim is simplifying the remuneration structure, improving the ex-ante risk adjustment and increasing the impact of the long-term objectives on the Group’s most relevant roles.

The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral) of the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Executive directors, senior management and certain executives of the most relevant roles in the Group.

In 2016 (first cycle), the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations that none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations:

(i) Poor performance of the Group;

(ii)  breach by the beneficiary of the internal regulations, including in particular that relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when appropriate under a change in accounting regulations; Or

(iv) Significant changes in the Group’s economic capital or risk profile.

First cycle (2016):

•  Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.

•  Senior managers, country heads of contries representing at least 1% of the Group’s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a5 year period.

•  Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second and third cycles (2017 and 2018, respectively) are under the same deferral rules, save for the variable remuneration considered is target and not the actual award.

In 2017 and 2018 (second and third cycles), the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:

(i) Significant failures in risk management committed by the entity, or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii) Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

In 2016 the metrics for the deferred portion subject to long-term objectives are:

•  Earning per share (EPS) growth in 2018 over 2015.

•  Relative Total Shareholder Return (TSR) measured against a group of credit institutions.

•  Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.

•  Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In 2017 (second cycle) and 2018 (third cycle) the metrics for the deferred portion subject to long-term objectives are:

•  EPS growth in 2019 over 2016 and in 2020 over 2017, for each respective cycle

•  Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions.in the periods 2017-2019 and 2018.-2019, respectively.

•  Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019 and 2020, respectively.

173

Deferred variable remuneration systems	Description	Plan’s beneficiaries	Conditions	Calculation Base

(iv) Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

Paid half in cash and half in shares.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

174

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons (**)	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/16	24,762

Options granted (Sharesave)	17,296	4.91	2016	Employments	7,024	01/11/16	01/11/19
						01/11/16	01/11/21
Options exercised	(338)	3.67
Options cancelled (net) or not exercised	(12,804)	3.51

Plans outstanding at 31/12/16	28,916

Options granted (Sharesave)	3,916	4.02	2017	Employments	4.260	01/11/17	01/11/20
						01/11717	01/11/22
Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.40

Plans outstanding at 31/12/17	27,201		2018	Employments	4,880	01/11/18	01/11/21

Options granted (Sharesave)	6,210	3.46				01/11/18	01/11/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76

Plans outstanding at 31/12/18	26,838

(*)	At December 31, 2018, 2017, 2016 and 2015, the euro/pound sterling exchange rate was EUR 1.11790 GBP 1; EUR 1.12710 GBP 1, EUR 1.16798 GBP 1 and EUR 1.36249 GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme in 2016, 2017 and 2018 see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year.

This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on 21 June 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on 19 June, 2009, 11 June, 2010, 17 June, 2011, 28 March, 2012, 22 March, 2013, 28 March, 2014, 27 March, 2015, 18 March, 2016, 7 April, 2017, and 23 March, 2018, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a) Deferred variable compensation plan linked to multi-year objectives 2016, 2017 and 2018:

The fair value of the plan has been determined, at the grant date, based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2016, 2017 and 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60%—80%. It has been considered that the fair value is 70% of the maximum.

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b)	2015 Performance share plan:

The fair value of this plan was calculated at the grant date based on a valuation report by an independent expert. On the basis of the design of the plan for 2015 and the levels of achievement of similar plans at comparable entities, the expert concluded that the reasonable range for estimating the initial achievement coefficient was approximately 60% to 80% and, accordingly, the fair value was considered to be 70% of the maximum. Therefore, as the maximum level was determined as being 91.50%, the fair value is 64.05% of the maximum amount.

c)	Performance share plans 2014:

It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

PI14
Expected volatility (*)	51.35%
Annual dividend yield based on last few years	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)	Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2018	2017	2016
Risk-free interest rate		0.89%-1.08%	0.31%-0.41%
Dividend increase		5.48%-5.51%	5.92%-6.21%
Volatility of underlying shares based on historical volatility over five years		26.16%-26.31%	31.39%-32.00%
Expected life of options granted		3 and 5 years	3 and 5 years

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43.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Technology and systems	601	479
Fixtures and supplies	688	535
Other administrative expenses	722	482
Technical reports	179	144
Advertising	108	136
Per diems and travel expenses	59	41
Surveillance and cash courier services	61	42
Communications	45	15
Taxes other than income tax	176	65
Insurance premiums	16	12

	2,655	1,951

b)	Technical reports and other

Technical reports include the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows (amounts corresponding to PwC in 2018 and 2017):

	Millions of euros
	2018 (*)	2017
Audit fees	90.0	88.1
Audit-related fees	6.5	6.7
Tax fees	0.9	1.3
All other fees	3.4	3.1

Total	100.8	99.2

(*)

From which corresponding to Banco Santander, S.A., 28.0 million euros, 2.1 million euros, 0.1 million euros and 0.5 million euros, respectively, (25.9 million euros, 1.9 million euros, 0.0 million euros and 0.9 million euros, respectively at 31 December 2017, including the amounts corresponding to Banco Popular, in order to facilitate comparability )

The Audit fees heading includes audit fees for the Banco Santander, S,A, individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the 20-F Form required by the U,S, Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (Sox) for those required entities, the audit of the consolidated financial statements as of June 30 and limited quarterly consolidated reviews for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group,

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 173,9 million in 2018 (2017: EUR 115,6 million)

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The “Audit fees” caption includes the fees corresponding to the audit of the year, regardless of the date of conclusion of the same. In case of subsequent adjustments to them, which in any case are not significant, in order to facilitate the comparison, they are presented in this note in the year to which the audit corresponds. The rest of the services are presented

c)	Number of offices

The number of offices at December 2018 and 2017, is as follow:

	Group
Number of offices	31/12/2018	31/12/2017
Spain(*)	4,427	4,681
International	8,790	9,016

	13,217	13,697

(*)	Of which belong to Banco Santander, S.A. 4,174 offices at 31 December 2017. Included 1,426 of Grupo Banco Popular.

44.	Impairment or (-) reversal of the impairment of investments in joint ventures and associates and of non-financial assets, net

The detail of Impairment losses on other assets (net) in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Investments in subsidiaries, joint ventures and associates (Note 13)	(79)	273

	(79)	273

45.	Gains or losses on non-financial assets and investments, net

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
On disposal of tangible assets	6	13
On disposal of investments in subsidiaries, jointly controlled entities and associates	62	559
Of which (Note 13.b.i.i):
Wizink Bank, S.A.	38
Bansamex S.A.	5	—
Metrovacesa S.A.	(6)
Capital reductions and refunds of share premium by subsidiaries	—	551

	68	572

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46.	Gains or losses on non-current assets held for sale classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the accompanying income statements for 2018 and 2017 is as follows:

	Millions of euros
	2018	2017
Impairment of non-current assets held for sale (Note 12)	(39)	(100)
Gain / (loss) on disposal	21	5

	(18)	(95)

47.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties at 31 December 2018, distinguishing between subsidiaries, associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties, Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised.

	Millions of euros
	Subsidiaries, associates and jointly controlled entities	Members of the board of directors (*)	Executive vice presidents (*)	Other related parties (*)
Assets	143,833	—	30	256
Equity instruments	81,758	—	—	—
Debt instruments	15,440	—	—	—
Loans and advances	46,635	—	30	256
From which: impaired financial assets	7	—	—	—
Liabilities	16,014	19	12	356
Deposits credit institution and clients	16,014	19	12	356
Marketable debt securities	—	—	—	0
Income statement	5,785	—	—	33
Interest and similar income	1,009	—	—	14
Interest expense and similar charges	321	—	—	1
Interest from equity instruments	3,744	—	—	—
Gains / (Losses) on financial instruments and other	(15)	—	—	—
Fee and commission income	628	—	—	18
Fee and commission expense	98	—	—	—
Other	360,410	2	2	3,932
Contingent liabilities	10,642	1	2	443
Contingent commitments	3,923	—	—	3,279
Financial instruments—derivatives	345,845	1	—	210

(*)	Includes transactions performed both with the Bank and with other Group entities.

Additionally, the above-mentioned breakdown shows pension insurance contracts with Group insurance companies amounting to 1,445 million euros as of December 31, 2018 (1,494 million euros as of December 31, 2017).

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48.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the balance sheets as at 31 December 2018 and 2017 is as follows:

	31 December 2018 (*)
	EUR million							Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Assets:
Cash, cash balances at Central Banks and other deposits on demand	51,931	—	—	—	—	—	51,931	(0.21%)
Financial assets at fair value through other comprehensive income	—	758	755	5,280	1,970	23,978	32,741	1.53%
Debt instruments
Financial assets at amortised cost	—	106	135	182	1,145	22,804	24,372	2.53%
Debt instruments
Loans and advances	—	20	—	14	12	—	46	0.00%
Central banks and credit institutions	11,930	2,667	4,885	8,025	8,195	154	35,856	0.06%
Customers deposits	15,324	15,330	14,510	39,402	53,783	98,320	236,669	2.13%

	79,185	18,881	20,285	52,903	65,105	145,256	381,615

Liabilities:
Financial liabilities at amortised cost:
Deposits
Central banks	226	2,042	1,440	—	44,811	—	48,519	(0.40%)
Credit institutions	24,823	12,893	6,988	6,195	3,709	1,275	55,883	0.63%
Customer deposits	190,204	8,655	7,330	21,042	12,690	772	240,693	0.17%
Marketable debt securities	—	3,689	5,824	5,735	26,174	35,673	77,095	1.99%
Other financial liabilities	2,163	—	3,018	2,029	483	777	8,470	n/a

	217,416	27,279	24,600	35,001	87,867	38,496	430,659

Difference (assets less liabilities)	(138,231)	(8,398)	(4,315)	17,902	(22,762)	106,760	(49,044)

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

	31 December 2017
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	After 5 years	Total	Average interest rate
Assets:
Cash and balances with central banks and deposits on demand	33,734	—	—	—	—	—	33,734	(0.40)%
Available-for-sale financial assets
Debt instruments	—	474	462	630	6,754	23,626	31,946	2.08%
Loans and receivables
Debt instruments	—	163	188	87	1,157	11,897	13,492	0.82%
Loans and advances	20,132	16,519	26,452	26,945	36,734	79,744	206,527	1.94%
Credit institution and central banks	8,961	3,252	3,260	10,715	4,472	1,053	31,713	0.66%
Customers	11,171	13,267	23,192	16,230	32,262	78,692	174,814	2.17%
Investment held-to-maturity investments
Debt instruments	—	—	—	1,892	—	—	1,892	0.41%

	53,866	17,156	27,102	29,554	44,645	115,268	287,591

Liabilities:
Financial liabilities at amortised cost:
Deposits	178,472	19,906	11,528	19,590	33,762	1,324	264,582	0.51%
Credit institution and central banks	28,123	15,637	6,160	8,220	25,588	1,296	85,024	0.37%
Customers	150,349	4,269	5,368	11,370	8,174	28	179,558	0.58%
Marketable debt securities	—	3,703	1,307	1,986	17,588	28,474	53,058	2.11%
Other financial liabilities	3,362	6	1,951	570	1,286	2,205	9,380	n/a

	181,834	23,615	14,786	22,146	52,636	32,003	327,020

Difference (assets less liabilities)	(127,968)	(6,459)	12,316	7,408	(7,991)	83,265	(39,429)

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b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the balance sheets as at 31 December 2018 and 2017, based on the nature of the related items, is as follows:

	Equivalent value in EUR million
	2018 (*)	2017
Assets
Cash and balances at central banks and other deposits on demand	7,554	6,145
Financial assets held for trading	27,969	17,036
Non-trading financial assets mandatorily at fair value through profit or loss	1,779
Financial assets designated at fair value through profit or loss	16,511	2,052
Financial assets available-for-sale		2,501
Financial assets at fair value through other comprehensive income	4,477
Loans and receivables		35,391
Financial assets at amortised cost	50,781
Investments held to maturity		—
Hedging derivatives	410	214
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—
Investments	41,520	41,685
Tangible assets	2	1
Intangible assets	3	—
Tax assets	6	4
Other assets	389	115
Non-current assets held-for-sale	—	—

	151,401	105,144

Liabilities
Financial liabilities held for trading	23,683	13,800
Financial liabilities designated at fair value through profit or loss	20,978	11,459
Financial liabilities at amortised cost	54,740	34,307
Hedging derivatives	216	218
Changes in the fair value of hedged items in portfolio hedges of interest risk rate	—	—
Provisions	50	49
Tax liabilities	—	—
Refundable equity on demand	—	—
Other liabilities	203	426

	99,870	60,259

(*)	See reconciliation of Bank of Spain Circular 4/2004 and subsequent modifications as at December 31, 2017 to Bank of Spain Circular 4/2017 as at January 1, 2018 (Note 1.b).

c)	Fair value of financial assets and liabilities not measured at fair value

Financial assets are measured at fair value in the accompanying balance sheets, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlying and are settled by delivery thereof.

Similarly, financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives having equity instruments whose market value cannot be estimated reliably as their underlying-are measured at amortised cost in the accompanying balance sheets.

The following is a comparison between the value of the Group’s financial instruments valued using other criteria rather than fair value and their corresponding fair value at year-end:

Financial assets and liabilities measured at other than fair value

The fair value of financial instruments measured at amortised cost at 31 December 2018 was as follows:

a.	The fair value of debt securities is 1.54%% higher than the carrying amount.

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b.	The fair value of the loans and advances is 0.10% lower than the carrying amount.

c.	The fair value of Deposits is 0.28% less than the carrying amount.

d.	The fair value of Marketable debt securities is 1.06% greater than the carrying amount.

Set forth below are the main valuation methods and inputs used in the estimates made at 31 December 2018 to determine the fair values of the financial assets and liabilities recognised at cost detailed above:

•

Loans and receivables: The fair value has been estimated using the present cost method, the estimation has considered factors such as the expected maturity of the portfolio, market interest rates, spreads of new concession of operations, or market spreads – If these were available.

•	Held to maturity portfolio: The fair value has been determined based on market prices for those instruments.

•	Financial liabilities at amortised cost:

i.	The fair value of deposits at Central Banks has been assimilated to their carrying amount because they are mainly short-term balances.

ii.	Credit Institutions: Fair value has been obtained using the present value technique by applying interest rates and market spreads.

iii.

Customer deposits: Fair value has been estimated using the present value technique. The estimation has considered factors such as the expected maturity of the operations and the current financing cost of the Group in similar operations.

iv.

Marketable debt securities: Fair value has been determined based on market prices for these instruments, when available, or using the present value technique, by applying interest rates and market spreads.

Additionally, the fair value of Cash, Cash Balances at central banks and other deposits on demand has been assimilated to its carrying amount, mainly because of short-term balances.

Also, Available-for-sale financial assets at 31 December 2017 included certain equity instruments amounting to EUR 550 million relating to companies that were not listed on organised markets. These equity instruments were recognised at cost, because it was not possible to estimate their fair value reliably since it was based on significant non-observable inputs.

49.    Risk management

a)	Cornerstones of the risk function

The risk management and control model is based on the principles set down below:

The risk management and control model is based on the principles below:

•	Advanced risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by the board.

•	Risk culture that applies to all employees throughout the Group.

•	Clearly defined three lines of defence model that enable us to identify, manage, control, monitor and challenge all risks.

•	Autonomous subsidiaries model with robust governance based on a clear structure that separates the risk management and the risk control functions.

•	Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels.

•	Risks are managed by the units that generate them.

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These principles are aligned with the Group’s strategy and business model, taking into account the requirements of regulators and supervisors, as well as the best market practices.

The Board is responsible for approving the general risk control and management policy, including tax risks.

1.	Risk map

The main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof, includes the following:

•

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

•	Trading risk

•	Structural risk.

•	Liquidity risk: risk of the Group does not have the liquid financial assets necessary to meet its obligations at maturity, or can only obtain them at a high cost.

•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

In addition, the Group considers the following risks:

•	Operational risk: is defined as the risk of loss due to the inadequacy or failure of internal processes, people and systems, or due to external events. This definition includes legal risk.

•	Compliance risk and conduct: is that which arises from practices, processes or behaviours that are not adequate or that do not comply with internal regulations, legality or supervisory requirements.

•

Reputational risk: is defined as the risk of a current or potential negative economic impact due to a reduction in the perception of the Group by employees, customers, shareholders/investors and society in general.

•	Model risk: is the risk of loss arising from inaccurate predictions that may lead the Group to make sub-optimal decisions, or from the inappropriate use of a model.

•

Strategic risk: the risk of loss or damage arising from strategic decisions or their poor implementation, which affect the long-term interests of our main stakeholders, or of an inability to adapt to the changing environment.

2.	Risk governance

The Group has a strong governance framework, which pursues the effective control of the risk profile, within the risk appetite defined by the board.

This governance framework is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries

2.1	Lines of defence

At Banco Santander, we follow a three lines of defense control model:

•

The first line of defence is all business functions and business support functions that originate risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

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•

The second line of defence is risk Control and Compliance and Conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defence.

•

The third line of defence: Internal Audit function. This function controls and regularly checks that the policies, and procedures are adequate and effectively implemented in the management and control of all risks.

The risk control, compliance and conduct, and internal audit functions are separated and have direct access to the board of directors and/or its committees.

2.2	Risk committee structure

Ultimately, the board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the Group’s risk culture and risk appetite framework.

Except for specific topics detailed in its bylaws, the board has the capacity to delegate its faculties to other committees. This is the case of the risk supervision, regulation and compliance committee and the Group’s Executive committee, which has specific risk related responsibilities.

The Group Chief Risk Officer (Group CRO) leads the risk function within the Group, advises and challenges the executive line and reports independently to the risk supervision, regulation and compliance committee and to the board.

Other bodies that form the highest level of risk governance, with authorities delegated by the board of directors, are the executive risk committee and the risk control committee, detailed below:

Risk control committee (CCR):

To control and ensure that risks are managed in accordance with the risk appetite approved by the board, providing a comprehensive overview of all risks. This includes identifying and monitoring both current and potential risks, and evaluating their potential impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (Group CRO).

Additionally, each risk factor has its own fora, committees and meetings to manage the risks under their control. Among others, they have the following responsibilities:

•	Advice the CRO and the risk control committee that risks are managed in line with the Group’s risk appetite.

•	Carrying out complete and regular monitoring of each risk factor.

•	Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

Executive risk committee (ERC):

This committee is responsible for managing all risks, within the powers delegated by the board. The committee makes decisions on risks assumed at the highest level, ensuring that they are within the established risk appetite limits for the Group.

This committee is chaired by the Chief executive officer and it is composed with nominated executive directors and other Group’s senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The Group CRO has a veto right on the committee’s decisions.

2.3	The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the corporate centre

In all the subsidiaries, the management and control model follows the frameworks established by the Group’s board of directors. The local units adhere to them by their respective boards. The Group reviews and validates any local adaptations as needed. Corporate centre participates in the relevant decision-making through their validation.

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Committee structure

The “Group-subsidiary governance model and good governance practices for subsidiaries” recommends that each subsidiary should have Risk committees and other Executive risk committees, in line with best corporate governance practices, consistent with those already in place in the Group.

The subsidiary entities governance bodies are structured taking into consideration local requirements, both regulatory and legal, as well as their specific dimension and complexity, in a manner that is consistent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

3.	Management processes and tools

3.1	Risk appetite and structure of limits

The Group defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy in the event of unexpected circumstances. Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the board for the whole Group. Every main business unit sets its own risk appetite according to the adaptation of the Group methodology and its own circumstances. The boards of the subsidiaries are responsible for approving their respective risk appetite proposals once they have been reviewed and validated by the Group.

The Group shares a common risk appetite model. It sets out the requirements for processes, metrics, governance bodies, controls and standards for implementation across the Group, cascading down management policies and limits to lower levels.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management.

•

Holistic risk view (Enterprise Wide Risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

•	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/stress scenarios.

•

Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, unit or business line, as well as through the key risk appetite processes.

•	Coherence across the various units and a common risk language throughout the Group. The risk appetite of each unit of the Group must be coherent with that across the Group.

•

Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits, monitoring and control structure

The risk appetite is formulated annually and includes a series of metrics and limits to establish in quantitative and qualitative terms the maximum risk exposure that every unit and the Group as a whole is willing to assume.

Compliance with risk appetite limits is regularly monitored. Specialised control functions report the risk profile adequacy to the board and its committees, on quarterly basis.

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Limit breaches and non-compliance with the risk appetite are reported to the relevant governance bodies. An analysis of the causes, an estimation of the duration of the breach and corrective actions proposals are also submitted.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and, segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that Santander wants to adopt or maintain in the deployment of its business model, described as follows:

•	The volatility in the income statement that the Group is willing to accept.

•	The solvency position that the Group wants to maintain.

•	The minimum liquidity position that the Group wants to have.

•	The maximum levels of concentration that the Group considers reasonable to admit.

•	Non-financial transversal risks.

3.2.	Risk identification and assessment (RIA)

The Group carries out the identification and assessment of the different risks that is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce our risk culture.

In 2018, the approach centred on three main areas: standards control environment review, perimeter completeness by integrating new units, together with the risk performance indicators review and their alignment with the risk appetite.

In addition the RIA exercise analyses the evolution of risks and identifies areas of improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.

•

Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Group’s risk profile as of December 2018 remains as solid medium-low.

3.3.	Scenario analysis

We analyse the impact triggered by different scenarios in the environment, in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may impact our risk profile.

Scenario analysis is a robust and useful tool for management at all levels. It enables the Group to assess its resilience in stressed environments or scenarios, and identifies measures to reduce exposure under these scenarios. The objective is to reinforce the stability of income, capital and liquidity.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Group and external from the market), and simulation models.

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•	Inclusion of expert judgement and portfolio manager’s know-how.

•	Challenge and backtesting of model results to ensure they are adequate.

•	Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

Scenario analysis forms an integral part of several key processes of the Group:

•	Regulatory uses: stress test scenarios using the guidelines set by the European regulator or by each local supervisor.

•

Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Group’s capital and liquidity.

•

Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Group does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels.

•	Recurrent risk management in different processes/exercises:

•

Budgetary and strategic planning process, in the development of business policies for risk approval, in the global risk analysis made by senior management and in specific analysis regarding the profile of activities or portfolios.

•

Identification of Top risks on the basis of, a systematic process to identify and assess all the risks which the Group is exposed to. The Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Group.

•

Recovery plan annually to establish the available tools the Group will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity that include idiosyncratic and/or systemic events.

•	IFRS9 from 1 January 2018, the processes, models and scenario analysis methodology are included in the new regulatory provision requirements.

3.4	Risk Reporting Framework (RRF)

Our reporting model has strengthened by consolidating the overall view of all risks, based on complete, precise and recurring information that allows the Group’s senior management to assess the risk profile and decide accordingly.

The risk reporting taxonomy, contains three types of reports received by senior management on a monthly basis: the Group risk report, the risk reports of each unit, and the reports of each of the risk factors identified in the Group’s risk map.

b)	Credit risk

1.	Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Group has either directly provided credit or for which it has assumed a contractual obligation.

There are different limit models depending on the segment:

•

Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

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•

Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•

For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

2.	Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers (*) (millions of euros)			Non-performing loans			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	429,454	424,248	331,706	22,537	24,674	19,638	5.25	5.82	5.92

Spain	239,479	251,433	172,974	14,833	15,880	9,361	6.19	6.32	5.41
Santander Consumer Finance	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	39,394	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42

UK	262,196	247,625	255,049	2,755	3,295	3,585	1.05	1.33	1.41

Latin América	171,898	167,516	173,150	7,461	7,464	8,333	4.34	4.46	4.81

Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49

US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28

Santander Bank, National Association	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
Santander Consumer USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84

Group Total	958,153	920,968	855,510	35,692	37,596	33,643	3.73	4.08	3.93

(*)	Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates: Continental Europe (45%), United Kingdom (27%), Latin America (18%) and the United States (10%), with an adequate balance between mature and emerging markets.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73% (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00% (7 bp less than the previous year).

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Information on the estimation of impairment losses

The Group estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS9.

Then, considering the most relevant units of the group (United Kingdom, Spain, United States, Brazil, as well as Chile, Mexico, Portugal, Poland, Argentina and the Group Santander Consumer Finance) representing about 95% of the total of the Group’s provisions, the detail of the exhibition and the impairment losses associated with each of the stages as of 31 December 2018 is shown. In addition, depending on the current credit quality of the transactions, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality (*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	685,507	7,176	—	692,683
Speculation grade	222,495	47,439	—	269,035
Default	—	—	30,795	30,795

Total Risk (**)	908,002	54,616	30,795	993,412

Impairment losses	3,823	4,644	12,504	20,970

(*)	Detail of credit quality ratings calculated for Group management purposes.
(**)	Amortised cost assets + Loans and advances + loan commitments granted.

The other units up to the total Group amounts contributed EUR 151,906, 700 and 1,743 million of exposure, and impairment losses of EUR 152, 163 and 1,145 million, in stage 1, stage 2 and stage 3, respectively.

The rest of the balance, considering the financial instruments not included before, amounts to EUR 242,867 million, mostly classified in stage 1.

In addition, at 31 December 2018, the Group had EUR 757 million (1 January 2018: EUR 803 million) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

The Group monitors the evolution of credit risk provisions, in collaboration with the main geographies, by carrying out sensitivity analyses considering variations in the scenarios macroeconomic variables and their main variables (such as interest rate, house price growth, unemployment rate or GDP growth) that have an impact on the distribution of financial assets in the different stages and the calculation of credit risk provisions.

Aditionally, based on similar macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a current basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible desviation from base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favorable scenarios.

The classification of transactions into the different stages of IFRS9 is carried out in accordance with the provisions of the risk management policies of the different Group’s units, which are consistent with the risk management policies prepared by Santander Group. In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of transactions, considering a series of common principles throughout the Group that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgment of analysts, which is implemented in accordance with approved governance.

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3.	Detail of the main geographical areas

Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.

In addition, for the Santander Corporate & Investment Banking perimeter, transactions and balances are included in each geography.

3.1.	United Kingdom

Credit risk with customers in the UK amounted to EUR 262,196 million as of December 2018, which means an increase, in local currency, of 6% compared to year end 2017 (and 7% in local currency), and representing 27% of the Group’s total loan portfolio.

Mortgage portfolio

This portfolio at the end of December amounted to EUR 176,581 million. It consists of residential mortgages granted to new and existing customers, and all are first mortgages. There are no transactions that entail second or successive liens on mortgaged properties.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.

Information on the estimation of impairment losses

Following is the detail of the Santander UK exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	225,929	1,900	—	227,829
Speculation grade	34,655	11,514	—	46,169
Default	—	—	2,795	2,795

Total Exposure (**)	260,584	13,415	2,795	276,793

Impairment losses	224	335	335	894

(*)	Detail of credit quality ratings calculated for Group management purposes.
(**)	Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2019-2023
Magnitudes	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1	Optimistic scenario 2
Interest rate	2.25%	2.50%	1.50%	1.25%	1.00%
Unemployment rate	8.56%	6.92%	4.34%	3.76%	2.76%
Housing price change	-9.50%	-2.00%	2.00%	2.30%	3.40%
GDP growth	0.30%	0.70%	1.60%	2.10%	2.50%

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Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting with the Base Scenario, while it associates the lowest weightings with the most extreme or acid scenarios. In addition, at 31 December 2018, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

Pessimistic scenario 2	10%
Pessimistic scenario 1	30%
Base scenario	40%
Optimistic scenario 1	15%
Optimistic scenario 2	5%

In relation to the determination of classification in Stage 2, the quantitative criteria applied by Santander UK is based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold. The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction doubles with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions.

In addition, for each portfolio, a series of specific qualitative criteria is defined to indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander UK, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.2.	Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the real estate unit, which is discussed subsequently in more detail) amounted to EUR 239,479 million (25% of the Group’s total), with an adequate level of diversification by both product and customer segment.

The NPL ratio for the total portfolio was 6.19%, 13 bp less than in 2017. The decrease in lending (which increased the NPL ratio by 13 bp) was offset by the improved NPL figure (which reduced the ratio by 22 bp). This improvement was mainly due to an improved performance of the credit portfolio, the cure of several restructured loans and the sale of loan portfolios.

The coverage rate stood at 45%.

Information on the estimation of impairment losses

Following is the detail of the Santander Spain exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses per stage
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	171,266	289	—	171,555
Speculation grade	25,108	12,603	—	37,711
Default	—	—	14,941	14,941

Total Exposure (**)	196,374	12,892	14,941	224,207

Impairment losses	366	768	5,565	6,699

(*)	Detail of credit quality calculated for the purposes of Grupo Santander’s management
(**)	Amortised cost assets + Loans and advances + loan commitments granted.

The remaining legal entities to reach the entire portfolio in Spain contribute another EUR 125,544, EUR 66 and EUR 1,657 million of exposure, and impairment losses in the amount of EUR 132, EUR 48 and EUR 957 million, in stage 1, stage 2 and stage 3, respectively.

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From the information detailed above, Banco Santander, S.A. it reaches a total gross exposure of 279,871 and 72,208 million euros in the heading of financial assets at amortized cost and loan commitments granted for off-balance sheet exposures, respectively (see Note 10 and Note 32, respectively). Impairment losses amount to 7,300 and 263 million euros, respectively.

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three prospective macroeconomic scenarios, which are updated periodically, during a time horizon of 5 years. The projected evolution for the next five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2019-2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	0.28%	0.73%	1.16%
Unemployment rate	15.27%	12.34%	10.83%
Housing price change	0.48%	2.16%	3.84%
GDP growth	1.08%	1.81%	2.62%

Each one of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

Pessimistic scenario	30%
Base scenario	40%
Optimistic scenario	30%

In relation to the determination of the classification in stage 2, the quantitative criteria applied by Santander Spain are based on identifying whether any increase in PD for the entire expected life of the operation is greater than an absolute threshold. The threshold established for each portfolio is different depending on the characteristics of the transactions, and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by up to a quarter with respect to the PD it had at the time of initial recognition.

In addition, for each portfolio, a series of specific qualitative criteria are defined that indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when it presents positions past due for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Portfolio of home purchase loans to families

Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 63,290 million, representing 25% of total credit risk. 99.14% of which have a mortgage guarantee.

	31/12/2018
	Santander Group Spain		Of Which: Banco Santander, S.A.
In millions of euros	Gross amount	Of which: Non- performing	Gross amount	Of which: Non- performing
Home purchase loans to families	63,290	2,493	61,453	2,425
Without mortgage guarantee	545	54	545	54
With mortgage guarantee	62,745	2,439	60,908	2,371

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The portfolio of mortgages granted to acquire homes in Spain have characteristics that maintain its medium-low risk profile which limits the expectations of a potential additional deterioration:

•	Principal is repaid on all mortgages from the start.

•	Early repayment is common so the average life of the transaction is well below that of the contract.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	Average affordability rate stood at 28%.

•	83% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

	31/12/2018
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Grupo Santander España
Gross amount	15,393	18,448	18,484	6,408	4,012	62,745
Of which: Watchlist /Non-performing	239	366	584	479	771	2,439
Of which Banco Santander, S.A.:
Gross amount	15,089	18,053	18,048	6,210	3,508	60,908
Of which: Watchlist /Non-performing	235	359	570	471	736	2,371

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 79.77% in the case of second home mortgages.

Companies’ portfolio

Credit risk assumed directly with SMEs and Corporates (EUR 147,634 million) is the main lending segment in Spain, including Santander Consumer Finance business (60% of the total).

Most of the portfolio (90%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The portfolio is broadly diversified without significant concentrations by activity sector.

Real estate activity

The Group manages the real estate activity in Spain in a separate unit, which includes the loans from clients with activity mainly in real estate development, and who have a specialised management model, holdings in real estate companies and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Million of euros
	31/12/18	31/12/17	31/12/16
Balance at beginning of year	6,472	5,515	7,388
Foreclosed assets	(100)	(27)	(28)
Banco Popular (perimeter)	—	2,934	—
Reductions (*)	(1,267)	(1,620)	(1,415)
Written-off assets	(293)	(330)	(430)

Balance at end of year	4,812	6,472	5,515

(*)	Includes portfolio sales, cash recoveries and third-party subrogations and new production.

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The NPL ratio of this portfolio ended the year at 27.58% (compared with 29.96% at December 2017) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.27%.

	31/12/2018
	Santander Group Spain			Of which: Banco Santander, S.A.
Millions of euros	Gross amount	Excess over collateral value	Specific allowance	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group’s credit institutions (including land) (business in Spain)	4,812	834	(532)	4,886	839	708

Of which: Watchlist/ Non-performing	1,327	393	(468)	1,327	393	644

Memorandum items: Written-off assets	(3,675)			3,675

Memorandum items:	31/12/2018
Millions of euros	Carrying amount
	Santander Group Spain	Of which: Banco Santander, S.A.
Total loans and advances to customers excluding the public sector (business in Spain)	223,921	215,947
Total consolidated assets (Total business) (Book value)	1,459,271	608,376
Impairment losses and credit risk allowances, Coverage for unimpaired assets (business in Spain)	1,244	1,095

At year-end, the concentration of this portfolio was as follows:

	31/12/2018
Millions of euros	Loans: Gross amount
	Santander Group Spain	Of which: Banco Santander, S.A.
1, Without mortgage guarantee	379	379
2, With mortgage guarantee	4,433	4,507
2,1 Completed buildings	2,691	2,750
2,1,1 Residential	1,328	1,373
2,1,2 Other	1,363	1,377
2,2 Buildings and other constructions under construction	1,071	1,086
2,2,1 Residential	609	624
2,2,2 Other	462	462
2,3 Land	671	671
2,3,1 Developed consolidated land	480	480
2,3,2 Other land	191	191

Total	4,812	4,886

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been disclosed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

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The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Medium-high level projects, conducting to contracted demand and significant cities.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidised housing, with accredited sales percentages.

•	Restricted financing of land purchases dealt with exceptional nature.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorised on a centralised basis.

Foreclosed properties

At 31 December 2018, the net balance of these assets amounted to EUR 5,226 million (gross amount: EUR 10,333 million; recognised allowance: EUR 5,107 million, of which EUR 3,142 million related to impairment after the foreclosure date).

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The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2018:

	31/12/18
Million of euros	Gross carrying amount	Valuation adjustments	Of which: impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	7,909	4,133	2,733	3,776
Of which:
Completed buildings	3,194	1,202	706	1,992
Residential	1,247	451	211	796
Other	1,947	751	495	1,196
Buildings under construction	299	131	81	168
Residential	287	128	81	159
Other	12	3	—	9
Land	4,416	2,800	1,946	1,616
Developed land	1,616	997	597	619
Other land	2,800	1,803	1,349	997
Property assets from home purchase mortgage loans to households	2,016	851	357	1,165
Other foreclosed property assets	408	123	52	285

Total property assets	10,333	5,107	3,142	5,226

In addition, the Group holds an ownership interest in Project Quasar investments 2017, S.L. (See Note 3.b) for EUR 1,701 million.

The same information in the previous table referring to Banco Santander, S.A. it is presented below:

	31/12/18
Millions of euros	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	1,594	643	365	951
Of which:
Completed buildings	1,048	385	203	663
Residential	334	123	55	211
Other	714	262	148	452
Buildings under construction	11	3	—	8
Residential	—	—	—	—
Other	11	3	3	8
Land	535	255	158	280
Developed land	363	174	92	189
Other land	172	81	67	91
Property assets from home purchase mortgage loans to households	1,796	769	337	1,027
Other foreclosed property assets	375	117	81	258

Total property assets	3,765	1,529	783	2,236

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.

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The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousands of
	Million of euros (*)
	2018	2017	2016
Gross additions	0.8	1.4	1.3
Disposals	(1.8)	(1.9)	(1.3)
Difference	(1.0)	(0.5)	—

(*)	Without considering the Blackstone transaction (See Note 3).

3.3.	United States

Credit risk at Santander Consumer Holding USA, Inc, increased to EUR 92,1523 million at the end of December (representing 10% of the Group’s total), is made up of the following business units:

Santander Bank, National Association: business is focused on retail and commercial banking (83%), of which 35% is with individuals and approximately 65% with corporates. One of the main strategic goals is to continue to enhance the wholesale banking business (17%).

The NPL ratio continues to decline, standing at 0.88% (-33 bp in the year) in December. This reduction is explained by a proactive management of certain exposures and the favourable macro development showed in the improvement of customer’s credit risk profile in corporates and individuals portfolios. The cost of credit remains at stable levels of 0.24% despite the increase in some segment’s coverage ratios.

Information on the estimation of impairment losses

Following is the detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment loss by stage
(Million of euros)
Credit quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	5,149	—	—	5,149
Speculation grade	60,391	3,784	—	64,175
Default	—	—	448	448

Total Exposure (**)	65,540	3,784	448	69,772

Impairment losses	233	204	105	542

(*)	Detail of credit quality ratings calculated for Group management purposes.
(**)	Amortised cost assets + Loans and advances + loan commitments granted.

[3]	Includes EUR 9.5 million of SH USA investment.

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For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers three prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2019-2023
Magnitudes	Favorable scenario	Base scenario	Unfavorable scenario
Interest rate	1.32%	2.80%	3.56%
Unemployment rate	6.94%	4.22%	3.88%
House price change	2.22%	3.91%	3.89%
GDP growth	1.53%	2.13%	2.77%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

Unfavorable scenario	20%
Base scenario	60%
Favorable scenario	20%

In relation to the determination of Stage 2 classification, the quantitative criteria applied at Santander Bank, National Association are based on identifying whether any increase in PD for the expected life of the transaction is greater than a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products composing it, and a transaction is considered to exceed these thresholds when the PD for the entire life of the transaction increases by up to double with respect to that which it had at the time of initial recognition. In addition, Santander Bank, National Association also assesses the risk of its operations by comparing the FICO (Fair Isaac Corporation) rating of each of them at the present time with respect to the one they had at the time of their recognition, establishing a different absolute threshold for each portfolio according to their characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio

Santander Consumer USA Holdings Inc. (SC USA): The risk indicators for SC USA are higher than those of the other United States units, due to the nature of its business, which focuses on auto financing through loans and leasing (97%), seeking the optimisation of the returns associated to the risk assumed. SC USA’s lending also includes a smaller personal lending portfolio (3%).

The NPL rate, however, increased to 7.73%, mainly due to the maturity of those loans forborne in 2017 (hurricanes). The cost of credit, at the end of December stood at 10.01% (+17 bp in the year), due to the average investment lower growth as a result of the vintages amortisation from high production exercises (2015), partially mitigated by the increase in recoveries efficiency and the positive evolution of the used car price. The coverage ratio remains at high levels, 155%.

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Information on the estimation of impairment losses

Following is a detail of the Santander Consumer USA Holdings Inc. exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality (*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	224	—	—	224
Speculation grade	20,313	6,600	—	26,913
Default	—	—	2,218	2,218

Total Exposure (**)	20,537	6,600	2,218	29,355

Impairment losses	824	1,720	667	3,211

(*)	Detail of credit quality ratings calculated for Group management purposes
(**)	Amortised cost assets + Loans and advances + loan commitments granted.

In relation to the methodology used to calculate impairment losses, Santander Consumer USA uses a method for calculating expected losses based on the use of risk parameters: EAD (Exposure at Default), PD (Probability of Default) and LGD (Loss Given Default). The expected loss of an operation is the result of adding the estimated monthly expected losses of the same during its entire life, unless the operation is classified in Stage 1 (on those used for the Santander Corporate Investment Banking portfolios see section 3.5) which will correspond to the sum of the estimated monthly expected losses during the following 12 months.

In general, there is an inverse relationship between credit quality of transactions and projections of impairment losses so that transactions with better credit quality require a lower expected loss. Credit quality of transactions, reflected in the internal rating associated with each transaction or the client, shown in the likelihood of default of the transactions.

For the estimation of expected losses, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers three prospective macroeconomic scenarios, periodically updated over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

	2019-2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	1.32%	2.80%	3.56%
Unemployment rate	6.94%	4.22%	3.88%
Housing price growth	2.22%	3.91%	3.89%
GDP Growth	1.53%	2.13%	2.77%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

Pessimistic scenario	20%
Base scenario	60%
Optimistic scenario	20%

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In relation to the classification measurement in Stage 2, the quantitative criteria applied by Santander Consumer USA Inc. are based on identifying whether any increase in PD for the expected life of the transaction exceeds a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products in the portfolio, considering that one transaction exceeds these thresholds when the PD for the entire life of the transaction doubles it in comparison to the one that had at the beginning. In addition, Santander Consumer USA Inc. also assesses the risk of its transactions by comparing the FICO (Fair Isaac Corporation) rating of each of them at the current period, in comparison to what they had at the beginning, establishing different absolute thresholds for each portfolio depending on its characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Consumer USA Holdings Inc. among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.4.	Brazil

Credit risk in Brazil amounts to EUR 82,212 million, representing an increase of 1.4% vs. 2017 due to the depreciation of the Brazilian currency, excluding the exchange rate effect, recorded growth is 13%.

Santander Brazil therefore accounts for 9% of the Group’s credit lending.

Santander Brazil is adequately diversified and has an increasingly marked retail profile, with more than 60% of loans extended to individuals, consumer financing and SMEs.

Information on the estimation of impairment losses

The Santander Brazil exposure’s detail and impairment losses associated with each of the stages at 31

December 2018 is presented. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	51,150	472	—	51,622
Speculation grade	56,884	5,334	—	62,218
Default	—	—	4,223	4,223

Total Exposure	108,034	5,806	4,223	118,063

Impairment losses	997	768	2,889	4,654

(*)	Detail of credit quality ratings calculated for Group management purposes.
(**)	Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Particularly, Santander Brazil considers three prospective macroeconomic scenarios, periodically updated, over a time horizon of 5 years. The evolution projected for the next five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brasil is as follows:

	2019-2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	11.00%	7.70%	6.00%
Unemployment rate	16.27%	9.86%	8.62%
Housing price c	-1.43%	4.26%	5.90%
GDP Growth	-1.18%	2.39%	3.50%

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Each macroeconomic scenario is associated with a determined likehood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

Pessimistic scenario	10%
Base scenario	80%
Optimistic scenario	10%

With respect to the determination of the classification in Stage 2, the quantitative criteria that are applied are based on identifying whether any increase in the PD for all the expected life of the operation is higher than an absolute threshold. Santander Brazil, for the purposes of a better integration in its portfolio management, has adapted the rating of the operations to PD thresholds, setting out different thresholds for each portfolio according to the characteristics of the operations.

In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operations involves a significant increase in risk when it presents irregular positions for more than 30 days, but in Real State, Consigned and Financial portfolios, where, due to their particular attributes, they use a 60 days threshold. Such criteria depend upon each portfolio’s risk management practices.

3.5	Santander Corporate & Investment Banking

The detail of the exposure and impairment losses presented for the main geographies includes the portfolios of Santander Corporate & Investment Banking. Due to the client type managed in these portfolios, internal risk models are used.

The average projected evolution for the next years of the GDP growth used to estimate the expected losses, together with the weighting of each scenario, is the following:

	2019-2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP Growth	2.7%	3.6%	4.2%

Each macroeconomic scenarios is associated with a determined likehood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

Pessimistic scenario	20%
Base scenario	60%
Optimistic scenario	20%

4.	Other credit risk aspects

4.1.	Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products which serve the Group’s customer’s needs.

According to regulation (EU) 575/2013, counterparty credit risk is the risk that a client in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: derivative instruments, transactions with repurchase commitment, stock and commodities lending, operations with deferred settlement and financing of guarantees.

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There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.

4.2.	Concentration risk

Concentration risk control is a vital part of management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration. In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration in Santander’s credit risk portfolios.

The Group is subject to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposures exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the credit risk reduction effect contained in the regulation.

Having applied the risk mitigation techniques, no groups triggered these thresholds at the end of December.

Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

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The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at 31 December 2018 is as follows:

Million of euros	31/12/18
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	244,523	60,562	94,532	75,460	13,969
Public sector	177,207	64,528	38,112	67,943	6,624
Of which:
Central government	157,656	53,060	34,497	63,490	6,609
Other central government	19,551	11,468	3,615	4,453	15
Other financial institutions (financial business activity)	102,985	16,378	54,473	25,751	6,383
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	383,708	126,503	117,261	126,098	13,846
Of which:
Construction and property development	27,699	5,578	4,674	17,311	136
Civil engineering construction	5,606	3,352	1,642	595	17
Large companies	220,192	56,547	72,406	78,850	12,389
SMEs and individual entrepreneurs	130,211	61,026	38,539	29,342	1,304
Households – other (broken down by purpose)	491,836	89,407	276,667	116,686	9,076
Of which:
Residential	314,048	62,232	210,218	40,696	902
Consumer loans	156,806	18,065	64,258	68,872	5,611
Other purposes	20,982	9,110	2,191	7,118	2,563

Total (*)	1,400,259	357,378	581,045	411,938	49,898

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

The same information in the previous table referring to Banco Santander, S.A. it is presented below:

	31/12/18
Millions of euros	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	171,570	76,878	58,964	29,092	6,636
Public sector	61,265	50,408	5,769	2,969	2,119
Of which:
Central government	49,884	39,119	5,769	2,877	2,119
Other central government	11,381	11,289	—	92	—
Other financial institutions (financial business activity)	124,156	39,128	56,240	27,490	1,298
Non-financial companies and individual entrepreneurs
(Non-financial business activity) (broken down by purpose)	180,821	127,745	27,148	14,351	11,577
Of which:
Construction and property development	4,121	3,914	169	32	6
Civil engineering construction	3,664	3,056	185	406	17
Large companies	117,422	66,108	26,254	13,614	11,446
SMEs and individual entrepreneurs	55,614	54,667	540	299	108
Households – other (broken down by purpose)	79,642	78,204	783	280	375
Of which:
Residential	62,256	61,053	666	206	331
Consumer loans	8,212	8,146	26	27	13
Other purposes	9,174	9,005	91	47	31

Total	617,454	372,364	148,904	74,181	22,005

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4.3.	Sovereign risk and exposure to other public sector entities

As a general criteria in the Group, sovereign risk is that related to transactions with a central bank (including the regulatory cash reserve requirement), Treasury issuances risk (public debt portfolio) and that related to transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

These criteria, historically used by the Group, differ in some respects from that applied by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general (including regional and local bodies), not only the central state sector.

According to the management Group criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not very significant (EUR 8,901 million, 3.5% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border risk is even less significant (EUR 3,906 million, 1.5% of total sovereign risk).

Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short-term maturities with lower interest rate risk and higher liquidity.

The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2018:

Million of euros
	31/12/18
	Portfolio
Country	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure
Spain	1,143	27,078	21,419	—	49,640
Portugal	(43)	4,794	4,002	—	8,753
Italy	(204)	—	465	—	261
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	503	953	1,322	—	2,778
United Kingdom	1,013	1,190	8,666	—	10,869
Poland	2,015	9,203	11	—	11,229
Rest of Europe	—	84	245	—	329
United States	426	6,138	2,113	5	8,682
Brazil	1,839	20,540	3,782	893	27,054
Mexico	3,320	4,279	2,816	—	10,415
Chile	160	1,596	20	—	1,776
Other American countries	103	340	450	—	893
Rest of the world	—	5,688	534	—	6,222

Total	10,275	81,883	45,845	898	138,901

5.	Credit risk management

The credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group’s operations. It considers a holistic view of the credit risk cycle including transaction, customer and portfolio view. Both business and risk areas, together with the senior management participate in the management process.

The identification of credit risk is a key component for the active management and effective control of portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted.

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5.1.	Planning

Identification

Planning allows to set business targets and define specific action plans, within the risk appetite established by the Group. These targets are met by assigning the necessary means (models, resources, systems).

Strategic commercial plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The SCPs are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn.

SCP management integration provides at all times an updated view on the credit portfolios quality, allows to measure credit risk, perform internal controls and periodic monitoring of planned strategies, anticipate deviations and identify significant changes in risk and its potential impact, as well as the application of corrective actions.

The SCPs approval corresponds to the risk executive committee or equivalent body of each entity previous to its validation at Group level in the corporate risk executive committee. The periodic monitoring of SCPs is carried out by the same bodies that approve and validate them.

The process pursues the SCPs alignment with the capital objectives of the Group’s units.

Scenario analysis

Credit risk scenario analysis enables senior management to better understand the portfolio evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of capital provisions for stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a 3-year horizon. The process involves the following main stages:

•

Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios). A global stress scenario is a world crisis situation that impacts each of the countries in which the Group operates. In addition, a local stress scenario impacts in an isolated way some of the main units with a greater degree of stress than the global stress scenario.

•

Determination of risk parameters value (probability of default, loss given default, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

•

Adaptation of the projection methodology to IFRS9, with an impact on the estimation of the expected loss in each of the IFRS9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in different scenarios and compared to previous years.

•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.

•	Likewise, the process is completed with a set of controls and backtesting that ensure the adequacy of metrics and calculations.

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The entire process takes place within a corporate governance framework, and is adapted to the growing importance of this framework as well as market best practices, assisting the Group’s senior management in gathering knowledge for decision making.

5.2	Assessment of the risk and credit rating process

The connection between the credit risk appetite of the Group and management of the credit portfolios is implemented through the SCPs, which define the portfolio and new originations limits in order to anticipate the portfolio risk profile. The transposition and cascading down of the Group’s risk appetite framework credit risk metrics, strengthens the existing control over credit portfolios.

The Group has processes that determine the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the Executive risk committee (or committees in which it has delegated such authority) and reflect the expected results of the business in terms of risk-return.

In order to assign a rating that reflects the credit quality of the customer, the Group uses valuation and parameter estimation models in each of the segments where it operates: SCIB (Santander Corporate & Investment Banking: sovereigns, financial institutions and large corporates), commercial banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers which are monitored and controlled in order to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst’s expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (treated on an individual basis) segments.

•	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision making.

Parameter estimation models are obtained through econometric statistical models, internally developed, based on historical loss and default of the portfolios for which they are developed and used to calculate the economic and regulatory capital of each portfolio.

Periodic model monitoring and evaluation is carried out, assessing among others, the adequacy of its use, its predictive capacity, correct performance, and level of granularity. In the same way, the existence and compliance of the policies corresponding to each and every segment is verified (these policies enable the execution of business plans defined under the approved risk appetite).

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or through automatic warnings in the systems.

5.3.	Limits, pre-classifications and pre-approvals definition

There are different limit models depending on the segment:

•

Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

•

Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

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In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•

For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

5.4.	Transaction decision-making

As a general rule, from a risk admission point of view, the concession criteria are linked to the payment capacity of the borrower to comply, in time and form, with the total of the assumed financial obligations – this does not imply an impediment to requiring a higher level of real or personal guarantees.

The payment capacity will be evaluated based on the funds or net cash flows from the customer’s businesses or usual sources of income, without depending on guarantors or assets given as collateral. Such guarantors or assets should always be considered, when evaluating the approval of the transaction, as a second and exceptional way of recovery in case the first has failed.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction for the purpose of mitigating the loss due to a breach of the payment obligation.

Mitigation techniques implementation follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

In Santander we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

•	Personal guarantees

•	Guarantees from credit derivatives

•	Real guarantees

Effective guarantees are those real and personal guarantees for which its effectiveness as a credit risk mitigant is proved and whose valuation complies with the established policies and procedures. The analysis of the effectiveness of the guarantees must take into account, among others, the necessary time for the execution and ability to enforce the guarantees.

5.5.	Monitoring / Anticipation

Monitoring business performance on a regular basis, and comparing performance against agreed plans is a key risk management activity.

All customers must be monitored on an ongoing and holistic manner that enables the earliest possible detection of any incidents that may arise impacting the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative impact for the Group.

In this monitoring, the consideration of forecasts and transactions characteristics throughout its life, is assured. It also takes into consideration any variations that may have occurred in the classification and its adequacy in the moment of the review.

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Monitoring is carried out by local and global Risk teams, supplemented by Internal Audit. It is based on customer segmentation:

•

In the SCIB segment, monitoring, in the first instance, is a direct function of both the commercial manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This function ensures that an up-to-date view of the customers’ credit quality is always available and allows anticipating situations of concern and taking the necessary actions.

•

In the commercial banking, institutions and SMEs with an analyst assigned, the function consists in identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

•

In the individual customers, businesses and SMEs with low turnover segments monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6.	Recovery and collections management

Recovery activity is a significant element in the Group’s risk management. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the different countries, taking always into account the local particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

Recovery has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria considering unpaid debt conditions.

The diverse features of Santander’s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.

Recovery management is divided into four stages: irregularity or early non-payment, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, write-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce these assets, such as portfolios or foreclosed assets sales. Therefore, the Group is constantly seeking alternative solutions to juridical processes for collecting debt.

In the write-off loans category, debt instruments are included, whether due or not, for which, after an individualised analysis, their recovery is considered remote due to a notorious and unrecoverable impairment of the solvency of the transaction or the holder. Classification in this category involves full cancellation of the gross carrying amount of the loan and it’s derecognition, which does not mean that the Group interrupts negotiations and legal proceedings to recover its amount.

Forborne loan portfolio

The Group has a corporate forbearance policy which acts as a reference for the different local transpositions of all its subsidiaries. These share the general principles established by the Bank of Spain and the EBA. This policy includes the requirements arising from the implementation of IFRS9.

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This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations. If the modification was not made, it would be reasonably certain that the customer would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer’s actual situation and losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policy defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as non-performing or in watch-list for a prudential period of time (aligned with Regulation EU 680/2014) to attain reasonable certainty that repayment capacity can be recovered.

The forborne portfolio stood at EUR 41,234 million at the end of December. In terms of credit quality, 49% is classified as non-performing loans, with average coverage of 53% (26% of the total portfolio).

The following terms are used in Bank of Spain Circular 4/2017 of Bank of Spain with the meanings specified:

•

Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

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CURRENT REFINANCING AND RESTRUCTURING BALANCES

	31-12-2018
	Total							Of which: Non-performing/Doubtful
	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk.	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk
Amounts in million of euros, except number of transactions that are in units.	Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.			Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.
					Real estate guarantee	Rest of real guarantees						Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	37	76	16	18	11	4	6	13	7	9	4	4	—	2
Other financial institutions and:
individual shareholder	265	11	135	38	16	15	10	110	3	75	16	9	—	9
Non-financial institutions and individual shareholder	187,192	7,383	44,452	13,039	8,116	1,321	6,339	121,445	4,669	26,122	8,156	5,058	689	5,851
Of which: financing for constructions and property development	426	313	1,889	1,932	1,600	30	620	328	245	1,369	1,329	1,038	28	594
Other warehouses	1,578,622	3,476	824,591	17,193	7,905	4,016	4,352	874,840	1,668	181,469	5,834	3,505	823	2,772

Total	1,766,116	10,946	869,194	30,288	16,048	5,356	10,707	996,408	6,347	207,675	14,010	8,576	1,512	8,634

Financing classified as non- current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The same information in the previous table referring to Banco Santander, S.A. it is presented below:

	31/12/2018
	Total								Of which: Non-performing/Doubtful
	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered			Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered,
Amounts in millions of euros, except number of operations that are in units.					Real estate guarantee	Rest of real guarantee						Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	33	71	14	13	10	—	6	10	7	9	4	4	—	2
Other financial institutions and: individual shareholder	173	10	106	38	16	14	9	77	3	54	16	9	—	8
Non-financial institutions and individual shareholder	31,543	2,647	29,774	10,175	6,551	626	3,414	15,917	1,633	19,759	6,433	3,944	385	3,165
Of which: Financing for constructions and property development	251	110	1,684	1,383	1,153	5	357	195	74	1,233	920	715	5	338
Other warehouses	27,656	412	45,592	4,956	4,189	22	1,099	10,967	187	26,213	2,866	2,300	9	931

Total	59,405	3,140	75,486	15,182	10,766	662	4,528	26,971	1,830	46,035	9,319	6,257	394	4,106

Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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The transactions presented in the foregoing tables were classified at 31 December 2018 by nature, as follows:

•

Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•

Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.

b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2018 in the forborne loan portfolio:

	31/12/2018
	Loans: Gross amount
Millions of euros	Santander Group Spain	Of wich: Banco Santander, S,A,
Balance at end of prior year	36,164	8,949
Merger effect(*)	—	6,609
Beginning balance	36,164	15,558
Refinancing and restructuring of the period	10,191	2,595
Memorandum item: Impact recorded in the income statement for the period	2,659	282
Debt repayment	(11,126)	(3,415)
Foreclosure	(731)	(468)
Derecognised from the consolidated balance sheet	(3,660)	(643)
Others variations	(311)	165
Balance at end of year	30,527	13,792

(*)	See further detail Note 1,d and Note 1,i,

51% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 42% of the non-performing portfolio).

c)	Trading market risk, structural and liquidity risk

Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involves operations where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk:

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

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•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

1.	Trading market risk management

The Group’s trading risk profile remained moderately low in 2018, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.

The standard methodology Santander Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

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The detail of the metrics risk related to the Group’s balance sheet items as of 31 December 2018 is as follows:

Million of euros	Balance sheet amount	Main market risk metric		Main risk factor for “Other” balance
		VaR	Other
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	113,663	—	111,663	Interest rate
Financial assets held for trading	92,879	92,140	739	Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	10,730	9,327	1,403	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	57,460	56,584	876	Interest rate
Financial assets designated at fair value through other comprehensive income	121,091	—	121,091	Interest rate, spread
Financial assets at amortised cost	946,099	—	946,099	Interest rate
Hedging derivatives	8,607	8,586	21	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	—	1,088	Interest rate
Other assets	107,654	—	—

Total Assets	1,459,271		—

Liabilities subject to market risk
Financial liabilities held for trading	70,343	70,054	289	Interest rate, spread
Financial liabilities designated at fair value through profit or loss	68,058	67,909	149	Interest rate
Financial liabilities at amortised cost	1,171,630	—	1,171,630	Interest rate, spread
Hedging derivatives	6,363	6,357	6	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	—	303	Interest rate
Other liabilities	35,213	—	—

Total liabilities	1,351,910

Equity	107,361

VaR during 2018 fluctuated between EUR 16.6 million and EUR 6.4 million (2017: 9.7 and 63.2). The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.

The average VaR in 2018 was EUR 9.7 million, slightly lower than in the two previous years (EUR 21.5 million in 2017).

The following table shows the average and latest values of Var at 99% by risk factor in the last three years as well as the minimum and maximum values.

Total VaR trading (Derivatives: VaR risk per factor of risk)

Million of euros. Structural VaR 99% with a temporary horizon one day.
Million of euros	2018				2017		2016
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Total	6.4	9.7	16.6	11.3	21.5	10.2	18.3	17.9
Diversification effect	(3.3)	(9.3)	(18.7)	(11.5)	(8.0)	(7.6)	(10.3)	(9.6)
Interest rate	5.9	9.4	15.5	9.7	16.2	7.9	15.5	17.9
Equities	0.8	2.4	6.3	2.8	3.0	1.9	1.9	1.4
Exchange rate	1.6	3.9	11.4	6.2	6.6	3.3	6.9	4.8
Credit spread	1.0	3.4	13.0	4.1	3.6	4.6	4.2	3.3
Commodities	0.0	0.0	0.4	0.0	0.0	0.0	0.1	0.1

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The Group continues to have a very limited exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management. In both cases, the exposure has reduced comparing with the previous year, for which the Group has:

•

Hedge funds: the total exposure is not significant (EUR 28 million at close of December 2018) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies as of December 2018 was EUR 24 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.

•	The availability in the market of observable data (inputs) needed to apply this valuation model.

And provided these two conditions are met:

•	The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric which are detailed later in the section of methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing forecast VaR measurements, with a certain level of confidence and time frame, with actual losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc.).

The Group calculates and evaluates three types of backtesting:

•

Clean” backtesting: the daily VaR is compared with the results obtained without taking into account intraday results or changes in the portfolio’s positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intraday transactions and those generated by fees and commissions.

•

Backtesting on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by Group treasuries.

For the first case and for the total portfolio, there were three exceptions of Value at Earnings (VaE) at 99% in 2018 (day on which daily profit was higher than VaE) on 21 and 30 August and 8 October, caused by strong shifts in the exchange rates of emerging economies.

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There were also one exception to VaR at 99% (day on which the daily loss was higher than the VaR) on the 29 May, due to the rise in market volatility caused by political instability in Europe, and on 15 and 29 October due to the strong variations in the exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility.

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

2.	Structural balance sheet risks[4]

2.1. Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2018, in line with previous years.

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general the structural VaR is not significant according to the assets amounts or capital of the Group:

Structural	VaR

Million of euros. Structural VaR 99% with a temporary horizon one day.
	2018				2017		2016
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	485.0	568.5	799.4	556.8	878.0	815.7	869.3	922.1
Diversification effect	(319.7)	(325.0)	(355.4)	(267.7)	(337.3)	(376.8)	(323.4)	(316.6)
VaR interest rate (*)	301.3	337.1	482.5	319.5	373.9	459.6	340.6	327.2
VaR exchange rate	323.3	338.9	386.2	324.9	546.9	471.2	603.4	588.5
VaR equities	180.1	217.6	286.1	180.1	294.5	261.6	248.7	323.0

(*)	Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, the Parent, United Kingdom and United States, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of December 2018, risk on net interest income over one year , measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro, at EUR 269 million, the pound sterling, at EUR 203 million, the US dollar, with EUR 130million, and the Polish zloty, at EUR 53 million .

[4]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

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•	Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of December, risk on net interest income over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 45 million), Chile (EUR 35 million) and Mexico (EUR 12 million).

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst case scenario, was also concentrated in Brazil (EUR 419 million), Chile (EUR 219 million) and Mexico (EUR 172 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), the Group also uses other methods to monitor structural balance sheet risk from interest rates movements: these include scenario analysis and VaR calculations, applying a similar methodology to that used for trading portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 352.5 million in September 2018. It is important to note the high level of diversification between the balance sheets of Europe and United States and those of Latin America.

Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from exchange rates movements. In 2018, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.

At the end of 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian real, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as investments, depending on the percentage or control.

The equity portfolio available for the banking book at the end of December 2018 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example real estate activities or public administration.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2018, the VaR at 99% with a one day time frame was EUR 180.1 million (EUR 261.6 and EUR 323 million at the end of 2017 and 2016, respectively).

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2.2.	Methodologies

Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural exchange-rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a monthly basis.

Structural	equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.	Liquidity risk

Structural liquidity management aims to fund the Group’s recurring activity optimizing maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term funding needs must be covered by medium- and long-term instruments.

•	High contribution from customer deposits due to the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and maturities.

•	Limited recourse to short-term.

•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework.

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This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.

The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:

•	A solid balance sheet structure, with a diversified presence in the wholesale markets;

•	The use of liquidity buffers and limited encumbrance of assets;

•	Compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

Over the course of the year, all dimensions of the plan are monitored.

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

iii. Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2018 (thousand of millions of euros)

Residual maturities of the liabilities	unmatured	<=1month	>1month <=3months	>3months <=12months	>1year <=2years	>2years <=3years	3years <=5years	5years <=10years	>10years	TOTAL
Commited assets	28.5	53.7	11.9	29.0	78.6	55.4	28.1	20.4	16.5	322.2
Guarantees received	24.6	15.8	10.7	10.3	1.8	1.8	1.7	1.8	1.1	69.6

The reported Group information as required by the EBA at 2018 year-end is as follows:

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On-balance-sheet encumbered assets

Thousand of million of euros	Carrying amount of encumbered assets	Fair Value of encumbered assets	Fair Value of non- encumbered assets	Carrying amount of non- encumbered assets
Loans and advances	214.6		855.0
Equity instruments	4.2	4.2	10.7	10.7
Debt securities	76.3	76.3	114.8	114.9
Other assets	27.1		156.6

Total assets	322.2		1,137.1

Encumbrance of collateral received

Thousand of million of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	69.6	48.9
Loans and advances	—	—
Equity instruments	2.7	6.0
Debt securities	65.0	42.9
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	1.4

Encumbered assets and collateral received and matching liabilities

Thousand of million of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	301.6	391.8

On-balance-sheet encumbered assets amounted to EUR 322.2 thousand million, of which 67% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 69.6 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 391.8 thousand million of encumbered assets, which give rise to EUR 301.6 thousand million of matching liabilities.

As of December 2018, total asset encumbrance in funding operations represented 24.8% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: €1.5878 thousand million as of December 2018). This percentage is similar to the values presented by the Group before the acquisition of Banco Popular Español, S.A.U. in 2017.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

51.5 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12.8 % of the expanded balance sheet under EBA standards.

•

The other 48.5 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

219

d)	Capital risk

The capital risk function, as second line of defence carries out the control and supervision of the capital activities developed by the first line of defence, which independently challenges mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).

•

Ongoing supervision of measurement of the Group’s regulatory capital by identifying the key metrics for the calculation, setting tolerance levels for identified metrics and reviewing their consumption and the consistency of the calculations, including single transactions with a capital impact.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group’s risk profile.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

At 1 March 2019, at a consolidated level, the Group must maintain a minimum capital ratio of 9.70% of CET1 fully loaded (4.5% being the requirement for Pillar I, 1.5% being the requirement for Pillar 2R (requirement), 2.5% being the requirement for capital conservation mattress, 1% being the requirement for G-SIB and 0.20% being the requirement for anti-cyclical capital cushion). Santander Group must also maintain a minimum capital ratio of 1.5% of Tier 1 fully loaded and a minimum total ratio of 13.20% fully loaded.

Regulatory	capital

In 2018, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 11.30% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation	of accounting capital with regulatory capital (Million of euros)

	2018	2017
Subscribed capital	8,118	8,068
Share premium account	50,993	51,053
Reserves	53,988	52,577
Treasury shares	(59)	(22)
Attributable profit	7,810	6,619
Approved dividend	(2,237)	(2,029)
Shareholders’ equity on public balance sheet	118,613	116,265
Valuation adjustments	(22,141)	(21,777)
Non- controlling interests	10,889	12,344
Total Equity on public balance sheet	107,361	106,832
Goodwill and intangible assets	(28,644)	(28,537)
Eligible preference shares and participating securities	9,754	7,635
Accrued dividend	(1,055)	(968)
Other adjustments (*)	(9,700)	(7,679)
Tier I (Phase-in)	77,716	77,283

(*)	Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.

220

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2018	2017
Capital coefficients
Level 1 ordinary eligible capital (million of euros)	67,962	74,173
Level 1 additional eligible capital (million of euros)	9,754	3,110
Level 2 eligible capital (million of euros)	11,009	13,422
Risk-weighted assets (million of euros)	592,319	605,064
Level 1 ordinary capital coefficient (CET 1)	11.47%	12.26%
Level 1 additional capital coefficient (AT1)	1.64%	0.51%
Level 1 capital coefficient (TIER1)	13.12%	12.77%
Level 2 capital coefficient (TIER 2)	1.87%	2.22%

Total capital coefficient	14.99%	14.99%

Eligible	capital (Million of euros)

	2018	2017
Eligible capital
Common Equity Tier I	67,962	74,173

Capital	8,118	8,068
(-) Treasure shares and own shares financed	(64)	(22)
Share Premium	50,993	51,053
Reserves	55,036	52,241
Other retained earnings	(23,022)	(22,363)
Minority interests	6,981	7,991
Profit net of dividends	4,518	3,621
Deductions	(34,598)	(26,416)
Goodwill and intangible assets	(28,644)	(22,829)
Others	(5,954)	(3,586)

Additional Tier I	9,754	3,110

Eligible instruments AT1	9,666	8,498
T1- excesses-subsidiaries	88	347
Residual value of dividends	—	(5,707)
Others	—	(27)

Tier II	11,009	13,422

Eligible instruments T2	11,306	9,901
Gen. funds and surplus loans loss prov. IRB	—	3,823
T2-excesses- subsidiaries	(297)	(275)
Others	—	(27)

Total eligible capital	88,725	90,706

Note:	Santander Bank and its affiliates had not taken part in any State aid programmes.

Leverage	ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of 17 January 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

221

•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

The European Commission’s proposals to modify CRR and CRD IV on 23 November 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Million of euros	31-12-2018	31-12-2017
Leverage
Level 1 Capital	77,716	77,283
Exposure	1,489,094	1,463,090

Leverage Ratio	5.22%	5.28%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

50.	Explanation added for translation to English

These financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Bank (see Note 1,b),

222

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	53	7	11
A & L CF (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF December (1) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (2) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (3) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	9	(1)	0
A & L CF March (5) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
A & L CF September (4) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	19	0	0
Abbey Business Services (India) Private Limited (d)	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	(b )	—	—	SECURITISATION	(291)	35	0
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING	5	0	6
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	522	5	155
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	12	0
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING	366	21	376
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY	299	(115)	454
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY	2,542	(9)	1,863
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	CARDS	1	0	1
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY	116	0	113
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	4	0	5
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES	3	0	3
Aliseda Participaciones Inmobiliarias, S.L. (i)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE	—	—	—
Aliseda Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE	48	(20)	32
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,209	(6)	1,148
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	(227)	0	0
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE	36	(97)	0
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	92	0	27
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	3	0	0
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES	2	1	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	2	0	2

223

		% of ownership held by the
		Bank			% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect		Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Aquanima S.A.	Argentina	0.00%	100.00%		100.00%	100.00%	SERVICES	0	1	0
Arcaz—Sociedade Imobiliária Portuguesa, Lda. (r)	Portugal	0.00%	99.90%		100.00%	100.00%	INACTIVE	3	0	0
Argenline S.A. (j) (p)	Uruguay	0.00%	100.00%		100.00%	100.00%	FINANCE COMPANY	0	0	0
Asto Digital Limited	United Kingdom	0.00%	100.00	%100.00%		100.00%	FINANCE COMPANY	40	(13)	27
Athena Corporation Limited	United Kingdom	0.00%	100.00%		100.00%	—	FINANCIAL SERVICES	0	(2)	0
Atlantes Azor No. 1	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Azor No. 2	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 2	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 3	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 4	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 5	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 7	Portugal	—	(b	)	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No.1 FTC	Portugal	—	(b	)	—	—	SECURITISATION	25	0	0
Atlantes Mortgage No.1 plc	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.85%		100.00%	100.00%	FINANCIAL SERVICES	61	4	54
Auto ABS DFP Master Compartment France 2013	France	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS French Lease Master Compartiment 2016	France	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS French Leases 2018	France	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS French Loans Master	France	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS French LT Leases Master	France	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans 2017 Plc	United Kingdom	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans Holdings Limited	United Kingdom	—	(b	)	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans PLC	United Kingdom	—	(b	)	—	—	SECURITISATION	1	(6)	0
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.52%		100.00%	100.00%	TECHNOLOGY SERVICES	3	0	3
Aviación Antares, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	44	4	28
Aviación Británica, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	10	5	6
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	36	2	25
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%		100.00%	100.00%	RENTING	8	0	8
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%		100.00%	100.00%	RENTING	82	0	63
Aviación Laredo, S.L.	Spain	99.00%	1.00%		100.00%	100.00%	AIR TRANSPORT	4	(1)	4
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%		100.00%	100.00%	RENTING	0	0	1
Aviación RC II, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	13	3	9
Aviación Real, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	10	1	11
Aviación Santillana S.L.	Spain	99.00%	1.00%		100.00%	—	RENTING	2	0	2
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	43	0	26
Aviación Suances, S.L.	Spain	99.00%	1.00%		100.00%	100.00%	AIR TRANSPORT	2	2	3
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%		100.00%	100.00%	RENTING	26	3	19
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.85%		100.00%	100.00%	FINANCE COMPANY	312	204	443
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%		50.00%	50.00%	BANKING	297	37	123
Banco Bandepe S.A.	Brazil	0.00%	89.85%		100.00%	100.00%	BANKING	942	45	848
Banco de Albacete, S.A.	Spain	100.00%	0.00%		100.00%	100.00%	BANKING	14	0	9
Banco de Asunción, S.A. en liquidación voluntaria (j)	Paraguay	0.00%	99.33%		99.33%	99.33%	BANKING	0	0	0
Banco Madesant—Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%		100.00%	100.00%	BANKING	1,088	(4)	1,085
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.91%		60.00%	60.00%	BANKING	183	78	153
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.93%		50.00%	50.00%	FINANCE COMPANY	66	8	31
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	100.00%		100.00%	100.00%	CREDIT INSTITUTION	49	7	72
Banco Santander—Chile	Chile	0.00%	67.12%		67.18%	67.18%	BANKING	3,555	745	3,220
Banco Santander (Brasil) S.A.	Brazil	13.94%	75.92%		90.44%	90.24%	BANKING	12,858	2,738	10,112

224

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY	38	14	39
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	76.48%	100.00%	100.00%	HOLDING COMPANY	13	1	8
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	77.83%	100.00%	100.00%	FINANCE COMPANY	5	1	5
Banco Santander (Panamá), S.A. (j)	Panama	0.00%	100.00%	100.00%	100.00%	BANKING	37	0	31
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING	1,093	36	820
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING	166	24	128
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	95	2	101
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	BANKING	874	98	972
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.13%	75.17%	99.99%	BANKING	4,727	853	4,193
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING	160	22	121
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING	787	50	836
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.25%	99.20%	BANKING	761	247	411
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	BANKING	2,922	467	3,415
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING	346	72	191
Banif International Bank, Ltd (j)	Bahamas	0.00%	99.86%	100.00%	100.00%	BANKING	0	0	0
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	22	3	25
BCLF 2013-1 B.V.	The Netherlands	—	(b )	—	—	SECURITISATION	0	0	0
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	—	PAYMENT SERVICES	10	0	9
Besaya ECA Designated Activity Company (i)	Ireland	0.00%	0.00%	0.00%	—	FINANCE COMPANY	—	—	—
Bilkreditt 3 Designated Activity Company (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 4 Designated Activity Company (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 5 Designated Activity Company(j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 6 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 7 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
BPE Financiaciones, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	FINANCE COMPANY	1	0	1
BPE Representaçoes y Participaçoes, Ltda. (j)	Brazil	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
BPP Asesores S.A. (j)	Argentina	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	FINANCE COMPANY	2	1	1
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	23	16	73
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE COMPANY	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	30	(15)	38
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	306	3	267
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	14	0	14
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,151	21	1.172
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Carfax (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE	0	0	0
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY	57	0	75
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE COMPANY	42	6	42
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	SECURITIES COMPANY	50	3	53
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING	485	67	249
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
CCAP Auto Lease Ltd.	United States	0.00%	69.71%	100.00%	100.00%	LEASING	14	(12)	1
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.13%	100.00%	100.00%	NON PROFIT INSTITUTE	1	0	1
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRCRAFT RENTAL	(54)	(7)	0
Chrysler Capital Auto Funding I LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(21)	35	0
Chrysler Capital Auto Funding II LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(18)	24	0
Chrysler Capital Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	0	0	0

225

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Chrysler Capital Auto Receivables Trust 2016-A	United States	—	(b )	—	—	SECURITISATION	21	(13)	0
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	106	(171)	0
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	90	(3)	0
Compagnie Generale de Credit Aux Particuliers—Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING	363	141	428
Compagnie Pour la Location de Vehicules—CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE COMPANY	20	11	26
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	—	SERVICES	0	0	0
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	—	SERVICES	0	0	0
Consulteam Consultores de Gestão, Lda.	Portugal	86.28%	13.72%	100.00%	100.00%	REAL ESTATE	132	(132)	2
Consumer Lending Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	SECURITISATION	0	0	0
Crawfall S.A. (g) (j)	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES	0	0	0
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCES	9	0	7
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	5	0	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS	10	2	9
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Dirgenfin, S.L., en liquidación (j)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT	(10)	0	0
Drive Auto Receivables Trust 2015-A	United States	—	(b )	—	—	SECURITISATION	(2)	8	0
Drive Auto Receivables Trust 2015-B	United States	—	(b )	—	—	SECURITISATION	14	15	0
Drive Auto Receivables Trust 2015-C	United States	—	(b )	—	—	SECURITISATION	(15)	9	0
Drive Auto Receivables Trust 2015-D	United States	—	(b )	—	—	SECURITISATION	(20)	15	0
Drive Auto Receivables Trust 2016-A	United States	—	(b )	—	—	SECURITISATION	(31)	15	0
Drive Auto Receivables Trust 2016-B	United States	—	(b )	—	—	SECURITISATION	(57)	34	0
Drive Auto Receivables Trust 2016-C	United States	—	(b )	—	—	SECURITISATION	(63)	48	0
Drive Auto Receivables Trust 2017-1	United States	—	(b )	—	—	SECURITISATION	(83)	55	0
Drive Auto Receivables Trust 2017-2	United States	—	(b )	—	—	SECURITISATION	(69)	50	0
Drive Auto Receivables Trust 2017-3	United States	—	(b )	—	—	SECURITISATION	(130)	97	0
Drive Auto Receivables Trust 2017-A	United States	—	(b )	—	—	SECURITISATION	(68)	42	0
Drive Auto Receivables Trust 2017-B	United States	—	(b )	—	—	SECURITISATION	(66)	48	0
Drive Auto Receivables Trust 2018-1	United States	—	(b )	—	—	SECURITISATION	0	(34)	0
Drive Auto Receivables Trust 2018-2	United States	—	(b )	—	—	SECURITISATION	0	(81)	0
Drive Auto Receivables Trust 2018-3	United States	—	(b )	—	—	SECURITISATION	0	(96)	0
Drive Auto Receivables Trust 2018-4	United States	—	(b )	—	—	SECURITISATION	0	(116)	0
Drive Auto Receivables Trust 2018-5	United States	—	(b )	—	—	SECURITISATION	0	24	0
Drive Auto Receivables Trust 2019-1	United States	—	(b )	—	—	INACTIVE	0	0	0
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	SERVICES	0	0	0
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE COMPANY	20	3	13
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	REAL ESTATE	1	0	1
Esfera Fidelidade S.A.	Brazil	0.00%	89.85%	100.00%	—	SERVICES	2	0	2
Evidence Previdência S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY	64	(17)	42
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES	2	1	2
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	FINANCE COMPANY	9	2	4
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE COMPANY	214	66	140
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	3,785	(9)	1,020
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	5	0	4
Fondo de Inversión Privado Renta Terrenos I (j)	Chile	0.00%	100.00%	100.00%	—	INVESTMENT FUND	27	1	0
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	(b )	—	—	SECURITISATION	0	0	0

226

		% of ownership held by the
		Bank			% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect		Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización PYMES Santander 13	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización PYMES Santander 14	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización RMBS Santander 4	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización RMBS Santander 5	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumo 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (j)	Uruguay	0.00%	100.00%		100.00%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%		100.00%	100.00%	FINANCE COMPANY	0	0	0
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(b	)	—	—	SECURITISATION	0	0	0
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	SECURITISATION	(5)	(1)	0
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%		100.00%	100.00%	SECURITISATION	(2)	4	0
Fosse PECOH Limited	United Kingdom	—	(b	)	—	—	SECURITISATION	0	0	0
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	SECURITISATION	0	0	0
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado (s)	Brazil	—	(b	)	—	—	INVESTMENT FUND	0	0	0
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado (s)	Brazil	—	(b	)	—	—	INVESTMENT FUND	18	3	0
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%		100.00%	100.00%	SECURITISATION	7	0	8
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%		100.00%	100.00%	SERVICES	1	0	0
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%		100.00%	100.00%	INTERNET	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%		100.00%	100.00%	SERVICES	4	0	1
Gesban UK Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES	1	0	0
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%		100.00%	100.00%	ELECTRICITY PRODUCTION	1	0	0
Gestora de Procesos S.A. en liquidación (j)	Peru	0.00%	100.00%		100.00%	100.00%	HOLDING COMPANY	0	0	0
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	96.34%	0.00%		96.34%	96.34%	SECURITIES AND REAL ESTATE MANAGEMENT	5	12	16
Gestora Popular, S.A.	Spain	35.00%	65.00%		100.00%	100.00%	REAL ESTATE	3	1	5
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.52%		88.50%	88.50%	PAYMENT SERVICES	379	109	388
Global Galantis, S.A.	Spain	0.00%	100.00%		100.00%	—	INACTIVE	0	0	0
Golden Bar (Securitisation) S.r.l.	Italy	—	(b	)	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2014-1	Italy	—	(b	)	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2015-1	Italy	—	(b	)	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2016-1	Italy	—	(b	)	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2018-1	Italy	—	(b	)	—	—	SECURITISATION	0	0	0
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%		100.00%	100.00%	HOLDING COMPANY	1	0	0
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%		100.00%	100.00%	HOLDING COMPANY	2,669	269	2,817
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%		100.00%	—	HOLDING COMPANY	3,902	335	4,001

227

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
GTS El Centro Equity Holdings, LLC (c)	United States	0.00%	56.88%	56.88%	81.90%	HOLDING COMPANY	32	(1)	29
GTS El Centro Project Holdings, LLC (c)	United States	0.00%	56.88%	100.00%	100.00%	HOLDING COMPANY	32	(1)	17
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE	2	0	2
Hipototta No. 4 FTC	Portugal	—	(b )	—	—	SECURITISATION	(48)	2	0
Hipototta No. 4 plc	Ireland	—	(b )	—	—	SECURITISATION	1	(5)	0
Hipototta No. 5 FTC	Portugal	—	(b )	—	—	SECURITISATION	(39)	(2)	0
Hipototta No. 5 plc	Ireland	—	(b )	—	—	SECURITISATION	(4)	(3)	0
Hipototta No.13	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING	1	0	1
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	110	(9)	511
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	65	(6)	719
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	(41)	3	0
Holmes Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	3	(5)	0
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	401	4	316
HQ Mobile Limited (g)	United Kingdom	0.00%	100.00%	100.00%	—	INTERNET TECHNOLOGY	2	0	10
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-COMMERCE	7	(2)	6
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	3,710	66	3,775
Ingeniería de Software Bancario HUB Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES	26	1	20
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE	54	0	54
Inmobiliaria Viagracia, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE	85	7	63
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TECHNOLOGY SERVICES	16	0	13
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Intermediacion y Servicios Tecnológicos, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	SERVICES	2	1	2
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	328	(10)	365
Inversiones Inmobiliarias Alprosa, S.L.	Spain	94.33%	5.67%	100.00%	100.00%	REAL ESTATE	415	(1)	393
Inversiones Inmobiliarias Cedaceros, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	REAL ESTATE	(29)	0	0
Inversiones Inmobiliarias Gercebio, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	REAL ESTATE	(11)	0	0
Inversiones Inmobiliarias Inagua, S.A. (i)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE	—	—	—
Inversiones Inverjota, SICAV, S.A., en liquidación (j) (i)	Spain	0.00%	0.00%	0.00%	—	INVESTMENT COMPANY	—	—	—
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE	15	(2)	4
Investigaciones Pedreña, A.I.E.	Spain	99.00%	1.00%	100.00%	—	RESEARCH AND DEVELOPMENT	0	0	0
Isban México, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	IT SERVICES	36	4	30
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	FINANCE COMPANY	1	0	1
La Unión Resinera Española, S.A., en liquidación (j)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY	0	0	0
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	(20)	(43)	0
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton PECOH Limited	United Kingdom	—	(b )	—		-SECURITISATION	0	0	0
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	1	0
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	1	0
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL HOLDING	28	0	16
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING	1	0	0
Luri 1, S.A. (m)	Spain	36.00%	0.00%	36.00%	31.00%	REAL ESTATE	15	(3)	5
Luri 4, S.A. Unipersonal, en liquidación (j) (i)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE	—	—	—
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT	1,315	10	1,405
MAC No. 1 Limited	United Kingdom	—	(b )	—	—	MORTGAGE CREDIT COMPANY	0	0	0
Manberor, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	REAL ESTATE	(90)	0	0
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	CARDS	1	0	1

228

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	REAL ESTATE	0	0	0
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY	1	0	1
Merlion Aviation One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	33	3	0
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	0	0	0
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	0	(1)	0
Motor 2015-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2015-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Motor 2016-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Motor 2016-1M Ltd (j)	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2017-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	(2)	0
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	16	3	49
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING	22	1	21
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	20	2	17
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	3	0	3
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING	4	0	4
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	LEASING	1	0	1
Newcomar, S.L., en liquidación (j)	Spain	40.00%	40.00%	80.00%	80.00%	REAL ESTATE	1	0	0
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT	94	(1)	93
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	79.65%	79.76%	79.51%	INVESTMENT FUND	336	9	274
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	4	0	2
Olé Tecnologia Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	IT SERVICES	0	1	0
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	206	5	210
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	—	SERVICES	0	0	0
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	SERVICES	38	(58)	0
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	7	0	22
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	24	(1)	23
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (I)	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY	4	0	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (I)	Ireland	0.00%	44.08%	51.57%	51.62%	FUND MANAGEMENT COMPANY	5	0	0
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado) (I)	Bahamas	0.00%	55.86%	56.34%	56.10%	FUND MANAGEMENT COMPANY	45	1	0
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	1,097	(89)	904
Pastor Vida, S.A. de Seguros y Reaseguros (i)	Spain	0.00%	0.00%	0.00%	100.00%	INSURANCE	—	—	—
PBD Germany Auto 2018 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	109	1	110
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY	51	(9)	4
Phoenix C1 Aviation Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	3	2	0
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Popular Bolsa S.V., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES COMPANY	6	1	6
Popular Capital, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	FINANCE COMPANY	(2)	0	0
Popular de Participaciones Financieras, S.A. (i)	Spain	0.00%	0.00%	0.00%	100.00%	VENTURE CAPITAL	—	—	—
Popular de Renting, S.A. (i)	Spain	0.00%	0.00%	0.00%	100.00%	RENTING	—	—	—
Popular Gestão de Activos, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS	1	0	1
Popular Gestión Privada S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS	7	1	7
Popular Operaciones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Popular Seguros—Companhia de Seguros S.A.	Portugal	0.00%	99.90%	100.00%	84.07%	INSURANCE	9	0	7

229

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET	0	0	0
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET	0	(1)	0
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL ADVISORY	1	0	1
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	99	(8)	80
Primestar Servicing, S.A.	Portugal	20.00%	79.89%	100.00%	80.00%	REAL ESTATE	1	0	2
Produban Brasil Tecnologia Ltda.	Brazil	0.00%	100.00%	100.00%	—	TECHNOLOGY SERVICES	3	1	1
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING	428	44	219
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING	1,093	116	463
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	100.00%	100.00%	FINANCE COMPANY	1	0	0
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	100	17	42
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	50.00%	50.00%	FINANCE COMPANY	30	4	11
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING	34	7	15
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	288	55	123
PSA Financial Services Nederland B.V.	The Netherlands	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	60	13	20
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	410	55	174
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	—	RENTING	6	2	3
PSRT 2018-A	United States	—	(b )	—	—	SECURITISATION	0	57	0
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING	19	(2)	17
Recovery Team, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	5	9	11
Retop S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	11	21	63
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	COLLECTION SERVICES	0	1	1
Return Gestão de Recursos S.A.	Brazil	0.00%	62.90%	100.00%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Riobank International (Uruguay) SAIFE (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING	0	0	0
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING	(2)	(1)	0
Roc Shipping One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	(1)	(1)	0
Rojo Entretenimento S.A.	Brazil	0.00%	85.00%	94.60%	94.60%	SERVICES	28	1	25
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	3	16	161
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY	33	3	38
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	MANAGEMENT	4	0	2
SAM Investment Holdings Limited (u)	Jersey	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	982	105	1,551
SAM UK Investment Holdings Limited	United Kingdom	92.38%	7.62%	100.00%	100.00%	HOLDING COMPANY	1,093	511	1,665
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY	117	11	88
Saninv—Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT	0	0	0
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander (CF Trustee) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Santander (UK) Group Pension Schemes Trustees Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Santander Agente de Valores Limitada	Chile	0.00%	67.44%	100.00%	100.00%	SECURITIES COMPANY	51	13	43
Santander Ahorro Inmobiliario 1, S.A.	Spain	97.95%	0.58%	98.53%	98.54%	REAL ESTATE INVESTMENT	23	(1)	21
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.13%	0.78%	99.91%	99.91%	REAL ESTATE INVESTMENT	23	0	23
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	54	9	0
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	216	19	162
Santander Asset Management—Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	27	1	27
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	SECURITIES INVESTMENT	(6)	0	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	4	1	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	27	10	132
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	278	14	186
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS	37	25	201
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	MANAGEMENT	3	2	5

230

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	22	55	167
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	4	1	1
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	1	0	1
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	927	56	983
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	796	(5)	403
Santander Bank Polska S.A.	Poland	67.47%	0.00%	67.47%	69.34%	BANKING	5,043	504	4,312
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING	11,364	346	11,708
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.85%	100.00%	100.00%	SERVICES	39	32	64
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT	33	2	35
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	REAL ESTATE INVESTMENT	465	66	576
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	IT SERVICES	32	(2)	27
Santander Brasil, EFC, S.A.	Spain	0.00%	89.85%	100.00%	100.00%	FINANCE COMPANY	763	9	714
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL	11	(1)	8
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	TRADE	8	2	0
Santander Capitalização S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	INSURANCE	46	29	65
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS	(8)	0	0
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS	93	0	93
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	149	(1)	106
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.84%	HOLDING COMPANY	1,390	265	1,393
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVISORY	7	1	4
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	465	106	291
Santander Consumer ABS Funding 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(63)	(42)	0
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(35)	69	0
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	16	(31)	0
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	323	73	0
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	61	0	0
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	20	1	0
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	24	(2)	0
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	46	23	0
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	50	29	0
Santander Consumer Auto Receivables Funding 2016-B1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(14)	8	0
Santander Consumer Auto Receivables Funding 2016-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(18)	19	0
Santander Consumer Auto Receivables Funding 2016-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(29)	9	0
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	(17)	11	0
Santander Consumer Auto Receivables Funding 2016-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	30	31	0
Santander Consumer Auto Receivables Funding 2016-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	23	21	0
Santander Consumer Auto Receivables Funding 2016-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	8	10	0
Santander Consumer Auto Receivables Funding 2016-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	9	10	0
Santander Consumer Auto Receivables Funding 2017-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	8	11	0
Santander Consumer Auto Receivables Funding 2017-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	3	8	0
Santander Consumer Auto Receivables Funding 2017-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	2	12	0
Santander Consumer Auto Receivables Funding 2017-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	54	11	0
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	0	71	0
Santander Consumer Auto Receivables Funding 2018-L2 LLC	United States	0.00%	69.71%	100.00%	—	FINANCE COMPANY	0	19	0
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	69.71%	100.00%	—	FINANCE COMPANY	0	28	0
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	69.71%	100.00%	—	FINANCE COMPANY	0	24	0
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	69.71%	100.00%	—	FINANCE COMPANY	0	19	0
Santander Consumer Bank	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING	1,166	28	1,170
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING	3,063	463	4,820
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	1,910	262	1,996
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING	334	43	363
Santander Consumer Bank S.A.	Poland	0.00%	80.48%	100.00%	100.00%	BANKING	637	130	506
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING	737	79	603

231

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING	491	26	490
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE COMPANY	59	14	15
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	(35)	0	0
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	126	24	190
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	TECHNOLOGY SERVICES	5	0	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	205	55	130
Santander Consumer Finance, S.A.	Spain	75.00%	25.00%	100.00%	100.00%	BANKING	10,154	560	7,327
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	SERVICES	15	0	13
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	364	21	518
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	4,784	284	5,827
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	69.71%	100.00%	100.00%	SERVICES	6	2	5
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING	20	40	101
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE INTERMEDIARY	1	0	0
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	LEASING	23	2	5
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES	9	0	18
Santander Consumer Receivables 10 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	712	27	0
Santander Consumer Receivables 11 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	233	(2)	0
Santander Consumer Receivables 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	213	60	0
Santander Consumer Receivables 7 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	301	68	0
Santander Consumer Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING	36	1	39
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	6	2	5
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES	12	2	24
Santander Consumer USA Holdings Inc.	United States	0.00%	69.71%	69.71%	68.12%	HOLDING COMPANY	5,330	800	4,805
Santander Consumer USA Inc.	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	4,860	(85)	3,329
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	488	90	505
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	CARDS	597	155	566
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE	84	2	58
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	SECURITIES COMPANY	54	2	46
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	SECURITIES COMPANY	127	15	120
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY	497	82	518
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	5	2	2
Santander Drive Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY	1	0	0
Santander Drive Auto Receivables Trust 2014-4	United States	—	(b )	—	—	SECURITISATION	71	20	0
Santander Drive Auto Receivables Trust 2014-5	United States	—	(b )	—	—	SECURITISATION	50	16	0
Santander Drive Auto Receivables Trust 2015-1	United States	—	(b )	—	—	SECURITISATION	66	25	0
Santander Drive Auto Receivables Trust 2015-2	United States	—	(b )	—	—	SECURITISATION	53	24	0
Santander Drive Auto Receivables Trust 2015-3	United States	—	(b )	—	—	SECURITISATION	35	22	0
Santander Drive Auto Receivables Trust 2015-4	United States	—	(b )	—	—	SECURITISATION	24	28	0
Santander Drive Auto Receivables Trust 2015-5	United States	—	(b )	—	—	SECURITISATION	26	25	0
Santander Drive Auto Receivables Trust 2016-1	United States	—	(b )	—	—	SECURITISATION	(2)	30	0
Santander Drive Auto Receivables Trust 2016-2	United States	—	(b )	—	—	SECURITISATION	(9)	43	0
Santander Drive Auto Receivables Trust 2016-3	United States	—	(b )	—	—	SECURITISATION	(29)	59	0
Santander Drive Auto Receivables Trust 2017-1	United States	—	(b )	—	—	SECURITISATION	(52)	55	0
Santander Drive Auto Receivables Trust 2017-2	United States	—	(b )	—	—	SECURITISATION	(74)	69	0
Santander Drive Auto Receivables Trust 2017-3	United States	—	(b )	—	—	SECURITISATION	(86)	71	0
Santander Drive Auto Receivables Trust 2018-1	United States	—	(b )	—	—	SECURITISATION	0	(41)	0
Santander Drive Auto Receivables Trust 2018-2	United States	—	(b )	—	—	SECURITISATION	0	(58)	0
Santander Drive Auto Receivables Trust 2018-3	United States	—	(b )	—	—	SECURITISATION	0	(69)	0
Santander Drive Auto Receivables Trust 2018-4	United States	—	(b )	—	—	SECURITISATION	0	(66)	0
Santander Drive Auto Receivables Trust 2018-5	United States	—	(b )	—	—	SECURITISATION	0	(88)	0
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	59.66%	VENTURE CAPITAL	11	0	6

232

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	43	6	45
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PAYMENT SERVICES	204	4	180
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	4	0	0
Santander F24 S.A.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	FACTORING	42	1	43
Santander Factoring Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCIAL SERVICES	14	4	1
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING	220	96	126
Santander FI Hedge Strategies	Ireland	0.00%	89.85%	100.00%	100.00%	INVESTMENT COMPANY	473	(197)	247
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	2	0	2
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	0	0	0
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	166	(4)	162
Santander Finanse Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCIAL SERVICES	49	8	20
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	84	68	87
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	5	(2)	3
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior (o)	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	123	17	141
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior (g)	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	406	23	392
Santander Fundo de Investimento Financial Curto Prazo (e)	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	1,124	155	0
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior (d)	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	69	18	104
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado (h)	Brazil	0.00%	85.75%	100.00%	100.00%	INVESTMENT FUND	712	33	694
Santander Fundo de Investimento Unix Multimercado Crédito Privado (o)	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	77	7	79
Santander GBM Secured Financing Designated Activity Company (i)	Ireland	0.00%	0.00%	0.00%	—	SECURITISATION	—	—	—
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	FINANCIAL SERVICES	5	1	5
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	6	1	6
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT	95	2	96
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE	268	(25)	250
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	34	29	24
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT	258	(5)	255
Santander Global Services, S.A. (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS ACTIVITY	24	(6)	19
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	—	IT SERVICES	391	83	346
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	4	0	3
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento (t)	Brazil	0.00%	89.85%	100.00%	—	INVESTMENT FUND	—	—	—
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	REAL ESTATE	5	(1)	4
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY	3,651	1	2,463
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	17,842	618	12,392
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY	12	(5)	5
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE	7	1	8
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE	1	0	1
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT	39	1	40
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	19	1	18
Santander International Limited	Jersey	0.00%	100.00%	100.00%	—	FINANCE COMPANY	0	0	0
Santander International Products, Plc. (u)	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE COMPANY	1	0	0
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,448	204	1,032
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	954	(8)	899

233

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	543	16	321
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	219	0	27
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE	0	0	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY	402	14	416
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	191	0	186
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	SECURITIES COMPANY	9	0	7
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS	14	8	6
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING	90	14	35
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Santander Leasing S.A.	Poland	0.00%	67.47%	100.00%	100.00%	LEASING	130	4	30
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.85%	99.99%	99.99%	LEASING	1,305	73	1,163
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING	13	(7)	7
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE CREDIT COMPANY	221	5	225
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE INTERMEDIARY	5	5	2
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	0	0	2
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	—	FINANCIAL SERVICES	0	0	0
Santander Operaciones España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	18	0	18
Santander Paraty Qif PLC	Ireland	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND	473	(197)	248
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	14	19	118
Santander Pensões—Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	4	0	4
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	29	0
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	17	0
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	4	0
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	7	0
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	2	0
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	52	9	35
Santander Private Banking s.p.a. in Liquidazione (j)	Italy	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	39	(6)	33
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	285	1	389
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	REAL ESTATE	5	0	4
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE	11	1	12
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	118	0	118
Santander Retail Auto Lease Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	SECURITISATION	0	0	0
Santander Retail Auto Lease Trust 2017-A	United States	—	(b )	—	—	SECURITISATION	55	16	0
Santander Retail Auto Lease Trust 2018-A	United States	—	(b )	—	—	SECURITISATION	0	59	0
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	1	3	3
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES	0	0	0
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	SECURITIES COMPANY	3	1	4
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	FUND MANAGEMENT COMPANY	1	0	1
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY	136	(110)	26
Santander Securities S.A.	Poland	0.00%	67.47%	100.00%	—	SECURITIES COMPANY	10	0	3
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT	207	19	213
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	223	21	272
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY	10	(1)	11
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING	512	52	372

234

		% of ownership held by the
		Bank			% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect		Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%		100.00%	100.00%	INSURANCE	1,169	132	1,188
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.14%		100.00%	100.00%	SERVICES	5	1	5
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.13%		100.00%	100.00%	FINANCIAL SERVICES	2	0	1
Santander Speedboats Holding Company, S.L.	Spain	99.97%	0.03%		100.00%	—	HOLDING COMPANY	0	0	0
Santander Technology USA, LLC	United States	0.00%	100.00%		100.00%	100.00%	IT SERVICES	138	(29)	109
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.34%		100.00%	100.00%	IT SERVICES	2	1	3
Santander Tecnología España, S.L.	Spain	100.00%	0.00%		100.00%	100.00%	IT SERVICES	35	5	35
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%		100.00%	100.00%	INSURANCE	93	18	47
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%		99.90%	99.90%	HOLDING COMPANY	3,357	630	3,923
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.74%		100.00%	100.00%	FUND MANAGEMENT COMPANY	4	44	39
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%		100.00%	100.00%	INACTIVE	17	0	16
Santander UK Foundation Limited	United Kingdom	—	(b	)	—	—	CHARITABLE SERVICES	0	0	0
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%		100.00%	100.00%	FINANCE COMPANY	13,492	1,400	20,327
Santander UK Investments	United Kingdom	100.00%	0.00%		100.00%	100.00%	FINANCE COMPANY	49	0	45
Santander UK Operations Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	SERVICES	17	3	17
Santander UK plc	United Kingdom	0.00%	100.00%		100.00%	100.00%	BANKING	14,361	2,291	14,559
Santander UK Technology Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	IT SERVICES	6	10	6
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%		100.00%	100.00%	FINANCE COMPANY	330	22	260
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	(b	)	—	—	SECURITISATION	5	0	0
Santusa Holding, S.L.	Spain	69.76%	30.24%		100.00%	100.00%	HOLDING COMPANY	6,903	718	6,460
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2013-2 UG (haftungsbeschränkt) (j)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2014-1 UG (haftungsbeschränkt) (j)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) (j)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	(16)	0
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	—	(b	)	—	—	SECURITISATION	0	0	0
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	—	(b	)	—	—	SECURITISATION	0	0	0
SC Poland Consumer 16-1 Sp. z o.o.	Poland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto I Limited	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto II Limited	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto VII Limited	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	REAL ESTATE MANAGEMENT	0	0	0
SCF Rahoituspalvelut I Designated Activity Company	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut II Designated Activity Company	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	—	(b	)	—	—	SECURITISATION	(1)	0	0
SCFI Ajoneuvohallinto Limited (j)	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
SCFI Rahoituspalvelut Designated Activity Company (j)	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
Secucor Finance 2013-I Designated Activity Company (q)	Ireland	—	(b	)	—	—	SECURITISATION	0	0	0
Services and Promotions Delaware Corp.	United States	0.00%	100.00%		100.00%	100.00%	HOLDING COMPANY	59	3	62

235

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	50	3	53
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY	1	0	1
Servicios Corporativos Seguros Serfin, S.A. de C.V. (j)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	FINANCE COMPANY	30	1	7
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	298	8	307
SI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	LEASING	88	(7)	73
Silk Finance No. 4	Portugal	—	(b )	—	—	SECURITISATION	(6)	0	0
Sobrinos de José Pastor Inversiones, S.A. (i)	Spain	0.00%	0.00%	0.00%	100.00%	HOLDING COMPANY	—	—	—
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS	1	2	1
Socur, S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY	36	27	59
Sol Orchard Imperial 1 LLC (c)	United States	0.00%	56.88%	100.00%	100.00%	ELECTRICITY PRODUCTION	32	(1)	17
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	0	0	0
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	36	1	37
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	125	3	128
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	127	4	130
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	7,006	154	7,160
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	INACTIVE	49	0	49
Sovereign Spirit Limited (n)	Bermudas	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	4,481	643	11,093
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT	31	4	10
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	PAYMENT SERVICES	8	0	10
Superdigital Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	—	HOLDING COMPANY	0	0	0
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION	5	1	0
Svensk Autofinans WH 1 Designated Activity Company	Ireland	—	(b )	—		-SECURITISATION	0	0	0
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	2	0
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	HOLDING COMPANY	56	0	0
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY	3,090	273	2,524
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	13	0	13
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RESTAURANTS	1	0	0
Tikgi Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	—	RENTING	0	(1)	0
Time Retail Finance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	32	(22)	10
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	1	1
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TELEMARKETING	1	0	1
Tornquist Asesores de Seguros S.A. (j)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES	0	0	0
Totta (Ireland), PLC (h)	Ireland	0.00%	99.86%	100.00%	100.00%	FINANCE COMPANY	450	7	450
Totta Urbe—Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	REAL ESTATE	30	(4)	0
Trabajando.com Colombia Consultoría S.A.S.	Colombia	0.00%	100.00%	100.00%	—	SERVICES	1	0	0
Trabajando.com México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	—	SERVICES	0	0	0
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	—	SERVICES	0	0	0
Trabalhando.com Brasil Consultoria Ltda.	Brazil	0.00%	100.00%	100.00%	—	SERVICES	3	0	0
Trabalhandopontocom Portugal—Sociedade Unipessoal, Lda. (c) (j)	Portugal	0.00%	100.00%	100.00%	—	SERVICES	0	0	0
Trade Maps 3 Hong Kong Limited	Hong-Kong	—	(b )	—	—	SECURITISATION	0	0	0
Trade Maps 3 Ireland Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	RENTING	16	2	15
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	LEASING	45	7	17
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES	0	0	0
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.72%	INTERNET	0	0	0
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	INTERNET	1	0	2

236

		% of ownership held by the
		Bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	22	(7)	21
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	96.51%	INTERNET	0	0	0
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT	0	0	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	(942)	0	0
Wave Holdco, S.L.	Spain	100.00%	0.00%	100.00%	—	HOLDING COMPANY	41	0	33
Wave SME Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Wave SME Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	TECHNOLOGY SERVICES	0	0	0
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	9	0	9
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE	0	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY	0	0	0
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING	11	1	9

(a)

Amount per provisional books of each company as of the date of publication of these annexes, generally referred to 31 December 2018 without considering, where appropriate, the interest dividends that has been made in the year. In the carrying amount (net cost of provision), the Group’s ownership percentage has been applied to the number of each of the holders, without considering the impairment of goodwill incurred in the consolidation process. The Data from foreign companies are converted in to euros at the exchange rate at the end of the period.

(b)	Companies over which effective control is exercised.
(c)	Data from the latest approved financial statement as at 31 December 2017.
(d)	Data from the latest approved financial statement as at 31 March 2018.
(e)	Data from the latest approved financial statement as at 30 June 2018.
(f)	Data from the latest approved financial statement as at 30 September 2018.
(g)	Data from the latest approved financial statement as at 31 July 2018.
(h)	Data from the latest approved financial statement as at 30 November 2018.
(i)	Company in process of merger or liquidation. Pending of being registered.
(j)	Company in liquidation at 31 December 2018.
(k)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Data from the latest financial statement as at 31 December 2016.
(m)	See note 2.b.i
(n)	Company resident in the UK for tax purposes.
(o)	Data from the latest approved financial statement as at 28 February 2018.
(p)	Data from the latest approved financial statement as at 31 May 2018.
(q)	Data from the latest approved financial statement as at 31 January 2018.
(r)	Data from the latest available approved financial statement as at 31 December 2004.
(s)	Data from the latest approved financial statement as at 31 October 2018.
(t)	Newly incorporated society, without approval of the financial statements.
(u)	Company resident in Spain for tax purposes.

(1)	Companies issuing shares and preference shares are listed in annex III, together with other relevant information.

237

Appendix II

Societies of which the Group owns more than 5% (g), entities associated with Grupo Santander and jointly controlled entities

		% of ownership held by the Bank		% of voting power (k)				Million euros (a)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
3E1 Sp. z o.o (b)	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	0	(2)	2
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	PAYMENTS AND COLLECTIONS SERVICES	Associated	70	19	4
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled	33	14	3
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled	99	19	12
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (e)	Portugal	0.00%	19.97%	20.00%	20.00%	INACTIVE	—	0	0	0
Aguas de Fuensanta, S.A. (e)	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated	24	(40)	0
Alawwal Bank (consolidado) (b)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—	23,746	2,916	318
Alcuter 2, S.L. (k)	Spain	37.23%	0.00%	37.23%	37.23%	TECHNICAL SERVICES	—	—	—	—
Allianz Popular, S.L. (Consolidado)	Spain	40.00%	0.00%	40.00%	40.00%	INSURANCE	Associated	3,238	98	113
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated	2	2	(1)
Arena Communications Network, S.L. (b)	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated	10	4	10
Attijariwafa Bank Société Anonyme (consolidado) (b)	Morocco	0.00%	5.11%	5.11%	5.26%	BANKING	—	43,401	4,035	601
Autopistas del Sol S.A. (b)	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	—	28	2	5
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A. (b)	Poland	0.00%	6.75%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—	120	114	24
Aviva Towarzystwo Ubezpieczeń na Źycie S.A. (b)	Poland	0.00%	6.75%	10.00%	10.00%	INSURANCE	—	3,716	350	132
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.93%	50.00%	—	FINANCE COMPANY	Jointly controlled	48	22	0
Banco RCI Brasil S.A.	Brazil	0.00%	35.84%	39.89%	39.89%	LEASING	Jointly controlled	2,572	234	50
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCE COMPANY	Associated	584	94	7
Bank of Shanghai Co., Ltd. (consolidado) (b)	China	6.50%	0.00%	6.50%	6.48%	BANKING	—	229,555	16,775	1,948
Benim—Sociedade Imobiliária, S.A. (b)	Portugal	0.00%	25.77%	25.81%	25.81%	REAL ESTATE	Associated	11	7	0
Câmara Interbancáriade Pagamentos - CIP	Brazil	0.00%	15.82%	17.61%	—	PAYMENTS AND COLLECTIONS SERVICES	—	122	54	23
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	MANAGEMENT OF VENTURE CAPITAL	Associated	0	0	0
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	REAL ESTATE SERVICES	Jointly controlled	1	0	0
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated	9	6	1
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A. (b)	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated	3	2	0
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated	886	96	31
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated	1,426	203	45
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated	8	2	1
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	39.74%	COLLECTION SERVICES	Jointly controlled	7	0	0
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.23%	FINANCIAL SERVICES	Associated	28	14	1
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled	1	(1)	0
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME (b)	Spain	20.18%	0.00%	20.18%	—	FINANCE COMPANY	—	129	116	9
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado) (b)	Spain	23.33%	0.55%	23.88%	21.08%	CREDIT INSURANCE	—	803	361	23
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	REAL ESTATE	Associated	466	271	33
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (l) (e)	Spain	21.98%	0.00%	21.98%	21.98%	REAL ESTATE DEVELOPMENT	—	38	(238)	(86)
Condesa Tubos, S.L. (b)	Spain	36.21%	0.00%	36.21%	30.61%	SERVICES	—	162	32	(6)
Corkfoc Cortiças, S.A. (b)	Portugal	0.00%	27.54%	27.58%	—	CORK INDUSTRY	—	3	20	0
Corridor Texas Holdings LLC (consolidado) (b)	United States	0.00%	29.47%	29.47%	32.61%	HOLDING COMPANY	—	205	197	(3)
Eko Energy Sp. z o.o (b)	Poland	0.00%	13.13%	22.00%	22.00%	ELECTRICITY PRODUCTION	—	0	4	(4)
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	PAYMENT SERVICES	Associated	99	74	(18)
FAFER - Empreendimentos Urbanísticos e de Construção, S.A. (b) (e)	Portugal	0.00%	36.57%	36.62%	36.62%	REAL ESTATE	—	0	1	0
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled	0	0	0
Federal Home Loan Bank of Pittsburgh (b)	United States	0.00%	6.33%	6.33%	6.33%	BANKING	—	87,042	4,007	297
Federal Reserve Bank of Boston (b)	United States	0.00%	30.09%	30.09%	30.44%	BANKING	—	87,860	1,516	22
FIDC RCI Brasil I - Financiamento de Veículos (c)	Brazil	—	(h )	—	—	SECURITISATION	Jointly controlled	142	38	9
FIDC RN Brasil - Financiamento de Veículos	Brazil	—	(h )	—	—	SECURITISATION	Jointly controlled	166	71	11

238

Fondo de Titulización de Activos UCI 11	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	180	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	487	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	576	0	0
Fondo de Titulización de Activos UCI 16	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	800	0	0
Fondo de Titulización de Activos UCI 17	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	676	0	0
Fondo de Titulización de Activos, RMBS Prado I	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	366	0	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	105	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	255	0	0
Fondo de Titulización, RMBS Prado II	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	454	0	0
Fondo de Titulización, RMBS Prado III	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	375	0	0
Fondo de Titulización, RMBS Prado IV	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	369	0	0
Fondo de Titulización, RMBS Prado V	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	398	0	0
Fondo de Titulización, RMBS Prado VI	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	427	0	0
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	Jointly controlled	2,083	219	49
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	REAL ESTATE	Associated	0	0	0
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.97%	20.00%	20.00%	COLLECTION SERVICES	Jointly controlled	76	73	(6)
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated	118	14	17
Grupo Financiero Ve Por Más, S.A. de C.V. (consolidado)	Mexico	24.99%	0.00%	24.99%	24.99%	FINANCIAL SERVICES	Associated	2,589	211	2
HCUK Auto Funding 2016-1 Ltd (e)	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	0	0	0
HCUK Auto Funding 2017-1 Ltd	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	168	0	0
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	615	0	0
Healthy Neighborhoods Equity Fund I LP (b)	United States	0.00%	22.37%	22.37%	—	REAL ESTATE	—	15	15	0
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE COMPANY	Jointly controlled	3,206	155	36
Imperial Holding S.C.A. (e) (i)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—	0	(113)	0
Imperial Management S.à r.l. (m) (e)	Luxembourg	0.00%	40.20%	40.20%	40.20%	HOLDING COMPANY	—	0	0	0
Inbond Inversiones 2014, S.L. (b)	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Jointly controlled	225	225	1
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled	2	(3)	(1)
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—	40	19	3
Inverlur Aguilas I, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled	0	0	0
Inverlur Aguilas II, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled	1	1	0
Inversiones en Resorts Mediterráneos, S.L. (e)	Spain	0.00%	43.28%	43.28%	43.28%	REAL ESTATE	Associated	0	(2)	(1)
Inversiones Ibersuizas, S.A. (b)	Spain	25.42%	0.00%	25.42%	25.42%	VENTURE CAPITAL	—	26	22	4
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated	326	326	62
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated	429	319	65
Invico S.A. (b)	Poland	0.00%	14.23%	21.09%	21.09%	TRADE	—	2	(4)	0
J.C. Flowers I L.P. (b)	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—	2	2	(1)
J.C. Flowers II-A L.P. (consolidado) (b)	Canada	0.00%	69.40%	4.43%	4.43%	HOLDING COMPANY	—	82	74	8
JCF AIV P L.P. (b)	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—	68	60	9
JCF BIN II-A (d)	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—	1	2	(1)
Jupiter III L.P. (b)	Canada	0.00%	96.45%	4.99%	4.99%	HOLDING COMPANY	—	129	133	(4)
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.08%	35.70%	—	BUSINESS SERVICES	Jointly controlled	8	7	(1)
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	REAL ESTATE	Jointly controlled	1	0	0
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	INVESTMENT FUND	Associated	106	98	2
Massachusetts Business Development Corp. (consolidado) (b)	United States	0.00%	21.60%	21.60%	21.60%	FINANCE COMPANY	—	66	9	(1)
MB Capital Fund IV, LLC (b)	United States	0.00%	23.94%	23.94%	23.94%	FINANCE COMPANY	—	15	9	1
Merlin Properties, SOCIMI, S.A. (consolidado) (b)	Spain	16.88%	5.60%	22.48%	22.57%	REAL ESTATE	Associated	12,005	4,623	1,100
Metrovacesa, S.A. (consolidado) (b)	Spain	31.94%	17.46%	49.40%	71.45%	REAL ESTATE DEVELOPMENT	Associated	2,547	2,397	(39)
New PEL S.à r.l. (b)	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—	69	68	0
NIB Special Investors IV-A LP (b)	Canada	0.00%	99.55%	4.99%	4.99%	HOLDING COMPANY	—	49	42	7
NIB Special Investors IV-B LP (b)	Canada	0.00%	93.42%	4.99%	4.99%	HOLDING COMPANY	—	15	13	2
Niuco 15, S.L. (k)	Spain	37.23%	0.00%	37.23%	—	TECHNICAL SERVICES	—	—	—	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.54%	29.00%	29.00%	HOLDING COMPANY	Associated	28	21	1
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled	18	11	0
Nowotna Farma Wiatrowa Sp. z o.o (b)	Poland	0.00%	12.96%	21.73%	21.60%	ELECTRICITY PRODUCTION	—	98	11	0
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.14%	20.19%	20.19%	TECHNOLOGY	—	4	4	0
Olivant Limited (consolidado) (m)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—	18	14	0

239

Operadora de Activos Alfa, S.A. De C.V. (e)	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE COMPANY	Associated	0	0	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE COMPANY	Associated	0	0	0
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated	44	19	4
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled	30	0	0
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	SOFTWARE	Associated	2	1	1
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.74%	50.00%	50.00%	MANAGEMENT	Associated	25	20	1
Prisma Medios de Pago S.A.	Argentina	0.00%	18.39%	18.52%	17.47%	BUSINESS SERVICES	Associated	440	60	24
Procapital - Investimentos Imobiliários, S.A. (b) (e)	Portugal	0.00%	39.96%	40.00%	40.00%	REAL ESTATE	—	4	13	0
Project Quasar Investments 2017, S.L.	Spain	49.00%	0.00%	49.00%	—	FINANCE COMPANY	Associated	11,571	2,926	1,023
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.93%	50.00%	50.00%	INSURANCE	Jointly controlled	1	0	0
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled	158	51	12
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled	72	9	8
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associated	5	5	0
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated	26	10	1
Redsys Servicios de Procesamiento, S.L.(b)	Spain	20.00%	0.08%	20.08%	20.00%	CARDS	Associated	137	41	9
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled	45	(40)	(2)
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	—	3	1	0
Saite, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled	29	18	2
Santander Auto S.A.	Brazil	0.00%	44.93%	50.00%	—	INSURANCE	Associated	3	3	0
Santander Aviva Towarzystwo Ubezpieczeń na Źycie S.A.	Poland	0.00%	33.06%	49.00%	49.00%	INSURANCE	Associated	239	12	13
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.06%	49.00%	49.00%	INSURANCE	Associated	142	37	16
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled	355	74	8
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled	322	89	29
Saturn Japan II Sub C.V. (b)	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—	36	35	1
Saturn Japan III Sub C.V. (b)	The Netherlands	0.00%	72.72%	0.00%	0.00%	HOLDING COMPANY	—	171	171	0
Sepacon 31, S.L. (k)	Spain	37.23%	0.00%	37.23%	37.23%	TECHNICAL SERVICES	—	—	—	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.25%	SERVICES	Associated	32	14	1
SIBS SGPS, S.A. (b)	Portugal	0.00%	16.54%	16.56%	16.56%	PORTFOLIO MANAGEMENT	—	176	95	25
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	—	PAYMENT SERVICES	Associated	377	4	0
Sistemas Técnicos de Encofrados, S.A. (consolidado) (b)	Spain	27.15%	0.00%	27.15%	25.15%	BUILDING MATERIALS	—	66	2	(16)
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	42.50%	0.00%	42.50%	42.50%	PAYMENT SERVICES	Jointly controlled	105	29	1
Sociedad de Garantía Recíproca de Santander, S.G.R. (b)	Spain	25.50%	0.23%	25.73%	25.50%	FINANCIAL SERVICES	—	16	11	0
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (b)	Spain	22.21%	0.00%	22.21%	22.22%	FINANCIAL SERVICES	—	40,145	2,620	(565)
Sociedad Española de Sistemas de Pago, S.L. (b)	Spain	22.24%	0.00%	22.24%	22.24%	PAYMENT SERVICES	—	10	6	1
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated	6	5	1
Solar Energy Capital Europe S.à r.l. (consolidado) (b)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled	11	1	0
Stephens Ranch Wind Energy Holdco LLC (consolidado) (b)	United States	0.00%	28.80%	28.80%	28.80%	ELECTRICITY PRODUCTION	—	248	246	(5)
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Jointly controlled	3	4	(1)
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	SECURITY	Associated	87	84	(16)
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	TELECOMMUNICATIONS	Associated	71	86	(16)
Tecnologia Bancária S.A.	Brazil	0.00%	17.80%	19.81%	19.81%	ATM	Associated	433	106	(13)
Teka Industrial, S.A. (consolidado) (b)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	—	571	154	(5)
Testa Residencial, SOCIMI, S.A. (consolidado) (b)	Spain	0.79%	17.64%	18.43%	38.74%	REAL ESTATE	Associated	2,356	1,324	70
The OneLife Holding S.à r.l. (consolidado) (b)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	—	5,398	44	6
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Jointly controlled	547	190	(49)
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated	2	(1)	0
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated	1,138	73	16
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled	291	72	(2)
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Grecia	0.00%	50.00%	50.00%	50.00%	FINANCIAL SERVICES	Jointly controlled	1	0	0
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled	2	0	0
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Jointly controlled	0	0	0
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	REAL ESTATE SERVICES	Jointly controlled	2	0	0
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	FINANCE COMPANY	Associated	347	87	20
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGE CREDIT COMPANY	Jointly controlled	12,343	386	11
Uro Property Holdings SOCIMI, S.A. (b)	Spain	14.95%	0.00%	14.95%	14.95%	REAL ESTATE	—	1,636	201	23
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Jointly controlled	0	0	0
Venda de Veículos Fundo de Investimento em Direitos Creditórios (c)	Brazil	—	(h )	—	—	SECURITISATION	Jointly controlled	136	62	5
Webmotors S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	SERVICES	Jointly controlled	44	24	10

240

Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated	12,455	605	232
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated	176	(2)	42
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated	1,096	936	159
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated	547	384	163
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated	1,874	1,510	361
Zurich Santander Seguros Argentina S.A. (j)	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	36	7	9
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	249	33	46
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	184	37	13
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	498	38	92
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	18	9	2

(a)

Amount per provisional books of each company as of the date of publication of these annexes, generally referred to 31 December 2018, unless stated otherwise because the Financial statements are pending to be formulated. The data from foreign companies are converted into euros at the exchange rate at the end of the period.

(b)	Data from the latest approved financial statements as at 31 December 2017.
(c)	Data from the latest approved financial statements as at 31 May 2018.
(d)	Data from the latest available approved financial statements as at 30 September 2017.
(e)	Company in liquidation to 31 December 2018.
(f)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent, For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(g)

Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).

(h)	Companies over which the non-subsidiary investee of the Group exercises effective control
(i)	Data from the latest available approved financial statements as at 31 October 2016.
(j)	Data from the latest available approved financial statements as at 30 June 2018.
(k)	Recent create company without approved financial statements available.
(l)	Data from the latest approved financial statements as at 30 November 2016.
(m)	Data from the latest approved financial statements as at 31 December 2016.

241

Appendix III

Issuing subsidiaries of shares and preference shares

		% of ownership held by the Bank			Million of euros (a)
Company	Location	Direct	Indirect	Activity	Capital	Reservations	Cost of preferred	Net results
Emisora Santander Spain, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE COMPANY	2	0	0	0
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	FINANCE COMPANY	0	0	0	0
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE COMPANY	5,005	(3,115)	75	40

(a)	Amounts per provisional books of each company as at 31 December 2018, converted into euros (in the case of foreign companies) at the year-end exchange rates.

242

Appendix IV

Notifications of acquisitions and disposals of investments in 2018

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

COMMUNICATION OF SIGNIFICANT SHARES MADE TO CNMV DURING 2018:

On the 29-01-2018, the communication made by Banco Santander, S.A. was registered in the CNMV. They informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 6.407% (<10%) on the 18.01.2018.

NOTE: After the increase in share capital executed by NYESA, the percentage of Banco Santander, S.A. (given Banco Popular Español, S.A.U) in this company has fallen from 13.223% to 6.407%, exceeding the 10% threshold.

On the 12-02-2018, the communication made by Banco Santander, S.A., was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. had increase to 53.311% (51.497% of the voting rights attributed to shares and 1.814% of the voting rights through financial instruments) (>50%) on the 06.02.2018 as a result of the company’s admission to the Stock Exchange.

On the 23-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. dropped to 49.362% (<50%) on the 22.03.2018.

On the 28-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 4.468% (<5%) on the 21.03.2018.

On the 02-04-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 2.939% (<3%) on the 28.03.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, in which it was reported that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in ABENGOA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in ABENGOA, S.A. amounted to 4.975% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in METROVACESA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in METROVACESA, S.A. amounted to 49.362% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in COMPAÑIA ESPAÑOLA DE VIVIENDAS EN ALQUILER, S.A. (CEVASA), after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in CEVASA, S.A. amounted to 24.068% on the 28.09.2018.

On the 30-10-2018, the communication made by Banco Santander, S.A., BANCO BILBAO VIZCAYA ARGENTARIA, S.A., BANKIA, S.A., CAIXABANK, S.A., KUTXABANK, S.A., LIBERBANK, S.A., and BANCO DE SABADELL, S.A., (concerted action) in which it was reported that Group Santander’s S.A stake in GENERAL DE ALQUILER DE MAQUINARIA, S.A., was 63.045% on the 28.09.2018.

243

NOTE: Update of the information on a concerted action of the Entities included in this Parasocial Agreement, with the sole purpose of updating the information existing in the CNMV on the participation of the Entities members of the Concerted Action in GAM as a result of the merger by absorption of BANCO POPULAR ESPAÑOL, S.A.U by Banco Santander, S.A.

244

Appendix V

Deduction for reinvestment of extraordinary income corresponding to the companies of the Fiscal Consolidation Group, whose dominant was Banco Popular Español, S.A.U.

Transitional Provision 24 of Law 27/2014, specifically article 42 of the Consolidated Text of the Income Tax Law on deduction for reinvestment of extraordinary income, establishes that such income shall be regulated by the said article 42 and in its section 10, establishing the duty to detail the amount of the income belonging to the companies of the Consolidated Tax Group 17/89, which dominant is Banco Santander, SA, to which the deduction applies, as well as the obligation to detail the year in which the reinvestment occurred, For all of this, the period of maintenance of the investment indicated in section 8 of the aforementioned precept should not have been finished, In relation to all of this, the following information regarding 2014 is presented, with a reinvestment period from 2014 to 2017.

The detailed information refers to both Banco Popular as well as to other companies belonging to the Consolidated until 2017, inclusive, and which have applied the reinvestment deduction to their income and / or to those that have made investments in assets identified in section 3 of article 42,

•	Amount of income to which apply the deduction of 12% in 2015: EUR 65.620.572,46

•	Amount of income to which apply the deduction of 12% in 2016: EUR 51.858.693,47

•	Amount of income to which apply the deduction of 12% in 2017: EUR 21.333.543,67

•	Reinvestments carried out in 2015: EUR 146.250.000,00

•	Reinvestments carried out in 2016: EUR 127.917.350,35

•	Reinvestments carried out in 2017: EUR 47.546.533,73 Euros

245

Appendix VI

List of Transactions subject to the Tax Regime of Mergers, Spin-offs, Assets Transmissions and Exchange of Securities in which the company acted as Acquiring Entity or Partner.

In compliance with the obligations on the communication of information established in article 86 of Law 27/2014 of Tax Income of November 27, the following information is provided for transactions under the tax regime of mergers, spin-offs, assets transmissions and exchange of securities, provided in Section VII of Title VII of Law 27/2014 of November 27, in which BANCO SANTANDER, S.A, has intervened during 2018:

I.	In compliance with the provisions of article 86, section 1, it is reported that the company BANCO SANTANDER, S,A, has intervened as acquirer in the following operations:

•

Merger by absorption of BANCO POPULAR, S.A, by the company BANCO SANTANDER, S.A, which held all the shares of the absorbed entity, This transaction constitutes a merger of those regulated in article 76,1 c) of Law 27/2014 of November 27, The information required in article 86,1 of Law 27/2014 of November 27 is incorporated into the present report.

•

Merger by absorption of SANTANDER INVESTMENT BOLSA, SOCIEDAD DE VALORES, S.A.U., by the company BANCO SANTANDER, S.A., which held all the shares of the absorbed entity, This transaction constitutes a merger of those regulated in article 76,1 c) of Law 27/2014 of November 27, The information required in article 86,1 of Law 27/2014 of November 27 is incorporated into the present report.

•

Merger by absorption of POPULAR DE RENTING S.A.U., by the company BANCO SANTANDER, S.A, which held all the shares of the absorbed entity, This transaction constitutes a merger of those regulated in article 76,1 c) of Law 27/2014 of November 27, The information required in article 86,1 of Law 27/2014 of November 27 is incorporated into the present report.

•

Merger by absorption of BANCO PASTOR, S.A.U., and POPULAR BANCA PRIVADA S.A.U., by BANCO POPULAR, S.A, an entity succeeded by BANCO SANTANDER, S.A., which held all the shares of the absorbed entities, This transaction constitutes a merger of those regulated in article 76,1 c) of Law 27/2014 of November 27, The information required in article 86,1 of Law 27/2014 of November 27 is incorporated into the present report.

II.	In compliance with the provisions of article 86,section 2, it is reported that the company BANCO SANTANDER, S.A has intervened as a partner in the following operations:

•

Merger by absorption of PRODUBAN SERVICIOS INFORMÁTICOS GENERALES, S,L,U, by INGENIERIA DE SOFTWARE BANCARIO, S,L,U, which becomes SANTANDER GLOBAL TECHNOLOGY, S,L,U, This operation constitutes a merger regulated under article 76,1,a) of Law 27/2014 of 27 November, BANCO SANTANDER, S,A, had a full stake in the capital of both the absorbed company and the absorbing company, The book and tax value of the securities delivered by PRODUBAN SERVICIOS INFORMÁCOS GENERALES, S,L,U, was € 202,309,627,40, The value at which BANCO SANTANDER, S,A, accounted for the securities received by SANTANDER GLOBAL TECHNOLOGY, S.L.U. was €202,309,627,40.

246

•

Merger by absorption of POPULAR DE PARTICIPACIONES FINANCIERAS, S.A.U. and SOBRINOS DE JOSÉ PASTOR INVERSIONES, S,A,U, by INVERSIONES CAPITAL GLOBAL, S,A,U, This transaction constitutes a merger regulated under article 76,1,a) of Law 27/2014 of November 27, BANCO SANTANDER, S,A, had a full stake in the capital of both the absorbed company and the absorbing company, The book and tax value of the securities delivered by POPULAR DE PARTICIPACIONES FINANCIERAS, S,A,U, was 36,215,453,20€ and the book value of the securities delivered by SOBRINOS DE JOSÉ PASTOR INVERSIONES, S,A,U, was 0€, while their tax value was 22,845,823,00€, The value for which BANCO SANTANDER, S,A, has recorded the securities received in the entity INVERSIONES CAPITAL GLOBAL, S,A,U, is 36,215,453,20€.

•

Merger by absorption of POPULAR DE MEDIACIÓN, S,A,U, by SANTANDER MEDIACIÓN OPERADOR DE BANCA- SEGUROS VINCULADO, S,A, This operation constitutes a merger regulated under article 76,1,a) of Law 27/2014 of 27 November, The book value of the securities delivered by POPULAR DE MEDIACIÓN, S,A,U, was €598,121,00 while their tax value was €2,262,488,13, The value for which BANCO SANTANDER, S,A,, as successor to BANCO POPULAR, S,A, has recorded the securities received from SANTANDER MEDIACIÓN OPERADOR DE BANCA-SEGUROS VINCULADO, S,A, is €598,121,00.

•

Merger by absorption of GRUPO FINANCIERO SANTANDER MÉXICO, SOCIEDAD ANÓNIMA BURSATIL de CAPITAL VARIABLE, a company resident in Mexico, by BANCO SANTANDER, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE, also resident in Mexico, This operation constitutes a merger regulated under article 76,1, Law 27/2014 of November 27, The book value of the securities delivered by GRUPO FINANCIERO SANTANDER MÉXICO, SOCIEDAD ANÓNIMA BURSATIL de CAPITAL VARIABLE was €4,352,472,030,29, while their tax value was €4,495,062,830,29, The value for which BANCO SANTANDER, S,A, has accounted for the securities received in the entity BANCO SANTANDER, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE is € 4,352,472,030,29.

III.

In compliance with the provisions of article 86,3, it is hereby stated that the mentions required by paragraphs 1 and 2 of article 86, relating to transactions subject to the tax regime for mergers, spin-offs, contributions of assets and exchange of securities, provided for in Chapter VII of Title VII of Law 27/2014 of 27 November, in which BANCO SANTANDER, S,A, has intervened as acquirer or partner during previous financial years, appear in the first annual report approved after each of the aforementioned transactions.

247

Appendix VII

Information to be included in compliance with the provisions of article 12,3 of TRLIS

The information requested in article 12,3 of the Consolidated Text, which approves the Tax Income Law based on the wording established by Law 4/2008 of December 23 of applicable to the tax periods that started from the 1st of January 2008 until its repeal by Law 16/2013 of October 29:

	Millions of euros
	2018
Participants entities	Amounts deducted in past years	Changes in Equity of attributable years	Deduction or integration of the year	Integration RDL 3/2016	Deduction pending integration
Alcanza, S.A. de C.V.	-4	11	4	0	0
Santander Ahorro Inmobiliario 2, S,I,I,, S.A.	-2	-5	0	1	-1
Santander Global Facilities México, S.A. de C.V.	-2	8	2	0	0
Santander Private Banking s.p.a.	-27	-8	0	9	-18

TOTAL	-35	6	6	10	-19

248

Appendix VIII

Information regarding the merger of Popular de Renting, S.A, according to Article 86,1 of Law 27/2014 on Income Tax.

a)	Year in which the transferring entity acquired the transmitted assets which are susceptible of redemption,

There are no assets subject to amortization in the transferring entity.

b)	Last balance sheet closed by the transferring entity.

The latest closed balance sheet of Popular de Renting, S.A is in Note 1,i,

c)

List of acquired assets that have been included in the accounting and which have been valued differently from how they were in the transferring entity prior to the execution of the transaction, expressing both values as well as the value adjustments in the accounting of both entities.

There are no assets of this type.

d)	List of tax benefits enjoyed by the transferring entity in respect of which the acquiring entity must assume the fulfilment of certain requirements.

There are no tax benefits in the transferring entity on which Banco Santander, S,A, must assume certain requirements.

Information regarding the merger of Santander Investment Bolsa, Sociedad de Valores, S.A., according to Article 86,1 of Law 27/2014 of the Tax Income.

a)	Exercise in which the transferring entity acquired the transmitted assets that are susceptible of amortization.

	Million euros
	Santander Investment Bolsa, S.A.
Year acquisition	Cost	Accumulated amortization	Net book value
1989	8	0	8
1991	15	0	15
2013	23	7	16
2014	1	1	0
2015	3	2	1
2016	1	0	1

TOTAL	51	11	40

b)	Last balance sheet closed by the transferring entity

The last closed balance sheet of Santander Investment Bolsa, Sociedad de Valores, S.A. is found in Note 1,i.

249

c)

List of acquired assets that have been included in the accounting and which have been valued differently from how they were in the transferring entity prior to the execution of the transaction, expressing both values as well as the value adjustments in the accounting of both entities.

There	are no assets of this type.

d)	List of tax benefits enjoyed by the transferring entity in respect of which the acquiring entity must assume the fulfilment of certain requirements.

There	are no tax benefits in the transferring entity on which Banco Santander, S,A, must assume certain requirements.

Information regarding the merger of Banco Popular Español, S.A. and of the previous merger of Banco Pastor, S.A. and Popular Banca Privada, S.A., according to Article 86,1 of Law 27/2014 of the Tax Income.

a)	Exercise in which the transferring entity acquired the transmitted assets that are susceptible of amortization.

	Million euros
	Banco Popular Español			Popular Banca Privada			Banco Pastor
Year acquisition	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Prior to 1991	50,496	47,096	3,400	22,859	22,755	104	79	79	0
1991	7,588	7,465	123	1,408	1,272	136	17	17	0
1992	8,016	7,736	280	2,032	2,032	0	49	49	0
1993	11,053	10,378	675	6,409	6,353	56	38	38	0
1994	10,834	10,767	67	3,321	3,224	97	124	124	0
1995	17,116	16,345	771	2,085	2,085	0	370	370	0
1996	23,145	22,887	258	2,675	2,615	60	22	22	0
1997	35,903	35,627	276	3,141	3,126	15	113	113	0
1998	34,620	34,477	143	3,042	3,011	31	142	141	1
1999	32,981	31,679	1,302	2,613	2,606	7	113	113	0
2000	30,258	29,571	687	4,282	4,266	16	228	228	0
2001	31,493	27,867	3,626	4,075	4,063	12	192	192	0
2002	24,329	20,724	3,605	3,517	3,466	51	935	935	0
2003	34,352	27,584	6,768	4,426	4,353	73	1,046	1,046	0
2004	49,751	40,254	9,497	7,681	7,442	239	442	442	0
2005	94,031	48,233	45,798	15,927	7,728	8,199	459	459	0
2006	31,608	25,067	6,540	4,275	4,099	176	411	411	0
2007	56,694	33,842	22,851	11,201	10,200	1,001	722	722	0
2008	40,124	26,232	13,892	3,862	3,706	156	463	447	16
2009	17,762	13,015	4,746	3,352	2,736	616	56	48	8
2010	21,504	15,866	5,639	1,868	1,495	373	116	69	47
2011	60,938	20,376	40,561	4,190	1,681	2,509	84	77	7
2012	48,609	15,901	32,708	1,608	894	714	307	203	104
2013	16,200	6,500	9,699	590	280	310	133	54	79
2014	39,727	15,447	24,280	1,299	324	974	155	39	116
2015	37,536	10,859	26,677	3,205	955	2,250	150	58	92
2016	24,980	4,571	20,409	2,873	532	2,341	717	85	633
2017	79,935	2,555	77,381	4,418	392	4,025	385	29	357

TOTAL	971,583	608,921	362,662	132,234	107,691	24,543	8,068	6,610	1,458

Due to the high number of heritage elements transmitted by the entities listed in this section, the information grouped by exercises is provided instead of being collected individually. Notwithstanding the above, the Bank has the individualized information that is available to the Tax Administration.

250

b)	Last balance sheet closed by the transferring entity

The last closed balance sheet of Banco Popular Español, S.A., Popular Banca Privada, S.A. y Banco Pastor, S.A. is found in Note 1,i.

c)

List of acquired assets that have been included in the accounting and which have been valued differently from how they were in the transferring entity prior to the execution of the transaction, expressing both values as well as the value adjustments in the accounting of both entities.

Assets incorporated into Banco Popular Español, S.A. from the previous operation of merger by absorption of banks Pastor, S.A. and Popular Banco Privada, S.A., have registered for the same book value they had in the transferring entities.

With respect to the assets incorporated to Banco Santander, SA, from Banco Popular Español, SA, in accordance with the results of the operation referred to in the preceding paragraph, the following is a detail of those entries of the Assets of the balance sheet of the Transmitting entity that have been registered for a different accounting value in the acquiring entity:

(Amounts in million euros)

Epigraph	Book Value Banco Popular, S.A.	Adjustment by merger	Book Value Banco Santander, S.A.
Financial assets at fair value with changes in other comprehensive income	15,632	(53)	15,579

Financial assets at amortized cost	73,036	38	73,074

Investments in dependents, joint ventures and associates	1,443	1,201	2,644

Intangible assets and other assets	14,541	254	14,795

TOTAL ACTIVE VARIATION	104,652	1,440	106,092

Due to the high number of acquired assets incorporated into the accounting books for a different value than the one in which they were included in those of the transferring entity, the information is provided by epigraphs instead of being collected individually. Notwithstanding the above, the Bank has the individualized information that is available to the Tax Administration.

d)	List of tax benefits enjoyed by the transferring entity in respect of which the acquiring entity must assume the fulfilment of certain requirements.

The tax benefits in the transferring entity are limited to the deduction made as reinvestment. The information required in Annex VIII regarding Deduction for Reinvestment of Extraordinary Benefits is incorporated

251

Appendix IX

Agent network - Collaborating agents, Agents empowered as at 31 December 2018

APRIL GOICOECHEA, ANDONI

ACTIFISUR SRL

ADAN CABEZON, OSCAR

AGUADO Y ORTEGA

ASESORES S L

AGUDO FRANCIA, AGUSTINA

AGUERRI MARTINEZ, FELIX

AICUA RODRIGUEZ, OIHANE

ALBARRAN FIGAL S,L,

ALBARRAN PELAYO, FRANCISCO

ALBERO FERRIZ, MIGUEL ANGEL

ALBERO TORRES, JOSEFA

ALCAIDE NAVARRO, JUAN ANTONIO

ALCALDE PITARCH, MIGUEL

ALFAGEME MARTIN, OSCAR MANUEL

ALFARO GONZALEZ, JUAN MIGUEL

ALFONSOCRIADO SL

ALLER ALONSO, JOSE ALBERTO

ALMA 812 S,L

ALMENA AMARO BRAULIO

ALONSO ARRIBAS, JORGE

ALVARADO CAMARA JESUS

ALVARADO GARCIA, CECILIO

ALVAREZ ALVAREZ, MONICA

ALVAREZ GONZALEZ, LUCIA

ALVAREZ LARA, FRANCISCO

ALVAREZ LORENZO, MARIA DEL ROSARIO

ALVAREZ RODRIGUEZ, MARIA DEL PILAR

ALVAREZ RODRIGUEZ, YOLANDA

ALVAREZ RUANO, MARIO

AMADOR ROJO CAROLINA

AMEAL MAS, JOSE MANUEL

ANDION ACEBOS, ALBERTO

ANDRES VILLALBA, LUIS FERNANDO

ANTOLIN FERNANDEZ, IGNACIO MARIA

ANTON GARCIA, JOSE MARIA

APARICIO GONZALEZ, JORGE

APARISI GRAU, JOSE JOAQUIN

ARCAS CHECA, CARLOS

ARCE LANDETE, ROSA

AREVALO GOMEZ, FERNANDO

ARMENTEROS CUESTA, ANGEL

ARREAZA SERVICIOS FINANCIEROS, S,L,

ARRIBAS CRISTOBAL, JUAN ANTONIO

ARRIBAS DIAZ, ROSA ELENA

ARROYO RODRIGUEZ, IGNACIO

ARRUFAT RAFALES, GEMMA

ARTEAGA LOPEZ, FRANCISCO JAVIER

ASENJO HERNANDO, MARCOS

ASESORES FINANCIEROS VIANA SL

ASESORIA GESTION GLOBAL S,L,

ASEVAL ASESORES S,L

ASIS DE FEREZ S,L,

ASSESSORIA COFISCO, S,L,

ATIENZA CALDERON, SANTIAGO

AURENSANZ MARCEN, FRANCISCO JAVIER

AUSEJO MARTINEZ, MARIA JOSE

AYALA ARNALDOS, JOSE MANUEL

AYMERICH GAZQUEZ, GLORIA

AYZA ASESORES S,L,

BALAGUER BALAGUER, ARACELI

252

BAÑOS ALONSO, ALFONSO

BARBA ARRANZ ,RAQUEL

BARREIRA VIA, LORENZO

BARRERA PEREZ, JOSE

BARRERO GORDILLO, RAQUEL

BARRIGA DORADO, MANUEL

BATALLA FARRE, ANNA

BAUTISTA CALEYA, MARIA LUISA

BEATRIZ GARRIDO SANTANDER S,L,

BECARES MARTÍNEZ, MARIA VISITACION

BEJAR ESCALANTE, FRANCISCO

BELLAUBI MIRO, ANTONI

BELLET SANJUAN, ROGER

BELLMUNT BELLMUNT, RAFAEL

BENAVIDES SANCHEZ, MARIA DEL SOCORRO

BENEITEZ SALINERO, ROSA ISABEL

BENEYTO MICO, BLAS

BENITO GOMEZ, MARIA DEL ROSARIO

BENLLOCH GRIMALT, JAIME

BERCAMLU, S,L,

BERLANA DEL POZO, JULIANA

BERMUDEZ GALINDO, LORENA

BERNAL CAMPOS, LUIS MIGUEL

BERNAL MERINO, ANTONIO

BERNALDO DE QUIROS DE DOMPABLO, RUBEN

BERPISTE S,R,L,

BERTRAN CASALS, MARIA ROSA

BES LAGA DIGNA

BIERFINANTEC, S,L,

BLANCO DEL RIO, JAVIER

BLANCO GARCIA, ROBERTO

BLANCO GONZALEZ, PALOMA

BLAY PASCUAL ,ROSA MARIA

BLAZQUEZ FERNANDEZ, JOSE LUIS

BLAZQUEZ FERNANDEZ, LUCIA

BLAZQUEZ FRAILE, MARIA ROSA AMPARO

BOL GARCIA, SANTOS

BOLINCHES IBAÑEZ,MARGARITA LUZ

BOLUFER DEVESA, MARIA DOLORES

BONILLA MARTINEZ, ENCARNACION

BORDALLO MEDINA, JOSE IGNACIO

BORRALLO SANCHEZ, ELVIRA

BORREL MICOLA, MARIA TERESA

BORRELL-ALUJA S,L,

BOZAL HUGUE,T MARIA EUGENIA

BRAVO SAN INOCENTE, MARIA ELENA

BRIEVA DOMINGUEZ MARIA TRINIDAD

BROCH RUBERT, MARIA TERESA

BRUNA CEREZO JOSE MANUEL

BUENAGA PEÑA, MARIA CAMINO

BUERA GILABERT, MANUELA

BUIL GARCIA, SERGIO

CABALLERO DURAN, MARIA DE LOS ANGELES

CABALLERO MARTIN, ROBERTO

CABERO MATA, JOSE MARIA

CABRERA COLONQUES, PAULA GRACIA

CABRERA COSANO, JOSE

253

CAES ASSESSORS SL

CALBO PELLICER, ISIDRE

CALDERON IZQUIERDO, MARIA NIEVES

CALLEJAS CEBALLOS, JOSE MIGUEL

CAMBEIRO CAAMAñO, MARIA ELISA

CAMINO PEREZ OSCAR

CAMUS SAN EMETERIO, MARIA DEL CARMEN

CANIEGO SANS, MONICA

CANOVAS MARTINEZ, ROSA

CANTERO SANCHEZ, JUAN ANTONIO

CANTO PEREZ, JOSE IGNACIO

CAPON FERNANDEZ, JOSE MANUEL

CARAVANTES CASTILLO, ARACELI

CARCAS SANCHEZ, DIEGO

CARDIEL COLL, MARIA AFRICA

CARMONA HIDALGO, ROSA MARIA

CARMONA REQUENA, NOELIA

CARO CANO, PEDRO

CARPINTERO DELEITO FELIX

CARRO HERNANDO, MIRIAM

CASADO FERNANDEZ, RAUL

CASADO FERRERO, SUSANA

CASAHUGA FUSET, EVA

CASASOLA CASASOLA, MIGUEL ANGEL

CASTAÑEDA PUENTE, MARIA JOSE

CASTELLO APARISI, ANTONIO

CASTILLO CONTRERAS, FRANCISCO

CASTILLO VILA, YOLANDA

CEA PEREZ, SALVADOR

CEBALLOS SORIA, DAMIAN

CELAVEDRA S,L

CEREIJO VARGAS, MARIA CARMEN

CHACON FERNANDEZ ENRIQUE

CHARNECO HERRERO, MARIA JOSE

CHAVARRIA CASTELLANOS, MIGUEL ANGEL

CHILLARON CASTILLO, FELIPE

COBO CASADO, MARIA CASIMIRA

COFIGAL ASESORES SAL

COMAS ENCINAS GESTIO, SL

CONDE DIEZ, PEDRO

CONDE GARCIA BLANCO, PATRICIA

CORREA FOLGAR RICARDO

COUCEIRO DORELLE, JOSE LUIS

CRUZ SANCHEZ, CRISTINA

CULEBRAS RAMOS, MARIA PAZ

DE ANDRES LOPEZ, IGNACIO

DE CASTRO FERNANDEZ, ELVIRA

DE LA CRUZ DE LA ROSA, MARIA EUGENIA

DE LA ROSA DIEZ, MARIA SALOME

DE PABLO DEL OLMO, RAUL

DEL BARRIO SAENZ, SEHILA

DELGADO CASEIRO ALEXANDRE

DELGADO EGIDO, JOSE JOAQUIN

DIAZ FERNANDEZ ELENA

DIAZ SANTANA, ANA MARIA

DIEZ FERNANDEZ, JOSE ANTONIO

DIOS OUTEDA, NATALIA

254

DOLZ GARAGALLO, Mª ISABEL

DOMINGO PEñA PASCUAL, HIGINIO

DOMINGUEZ ZANON, ISABEL CARMEN

DOMONTE RODRIGUEZ, JOSE RAMON

DONET ALBEROLA, FERNANDO

DOVALE VAZQUEZ, MANUEL ARTURO

DUARTE FIGUEIRAS, ANA BELEN

DURAN AGUNDEZ, JUAN JOSE

DURAN ALVEZ, MARIA VICTORIA

EDO ALEGRE, HECTOR

EMPRESA GESTORA JUAN JOSE MUÑOZ S,L,

ENRIQUE Y SINDE ASOCIADOS SL

EQUITY CONSULTING FINANCIERO, S,L,

ESCUDERO ORTEGA, JOSE ANTONIO

ESPACIO VENTE, S,L,

ESPINAR SANCHEZ, MARTA

ESTEBAN GARRIDO, ALICIA

FABREGAT PITARCH, JOSE MANUEL

FADRIQUE PICO, ALICIA

FARIÑA FERNANDEZ, SUSANA

FARIÑA REBOREDO, BARBARA

FARIÑAS PEREZ, JOSE LUIS

FATAS LAPLANA, ROSA ANA

FAUS BLANES, MARTA

FEIJOO ARIAS, MARTA

FERNANDES DIAS, BARBARA

FERNANDEZ AMURRIO, LYDIA

FERNANDEZ CARRASCO, MARIA PILAR

FERNANDEZ CORRAL, CONCEPCION

FERNANDEZ DE JUBERA SIERRA, PABLO

FERNANDEZ FERNANDEZ, LAURA

FERNANDEZ MENDEZ, MIGUEL ANGEL

FERNANDEZ MURAS, BLANCA

FERNANDEZ ORTIGOSA, ELENA

FERNANDEZ RODRIGUEZ SANTIAGO

FERNANDEZ RUFO, MARIA

FERRANDEZ PARDOS, MARIA ESTHER

FERRE BERTOMEU, ANA CRISTINA

FERRUS AZNAR, INMACULADA

FLORES ROMERO, FRANCISCO

FOLLA-CISNEROS GARCIA, MARIA DOLORES

FONT RONES, PAU

FONT VILASECA, JOSE MARIA

FORNE TENA, GUADALUPE

FORNOS ISERN, ANTONIO

FRIERO BRAGADO, PATRICIA

FRUTOS BERNAL, MARIA TERESA

FUENTE PARGA, JOSE ALFONSO

FUENTE REGO, MIGUEL ANGEL

GABARRI LLOP, JOAN ANDREU

GAGO MORENO ANTONIO LUIS

GAGO Y SOUTO FINANCIAL SERVICES S,L,

GALAN FREJO, SOLEDAD

GALIMANY&MORILLO S,L,

GALLEGO MARTIN, BEATRIZ

GAMERO MUÑIZ, JOSE

255

GARCES VIRGOS, JOSE DANIEL

GARCIA ABAD, MIGUEL

GARCIA BARATAS, FERNANDO

GARCIA BLANCO, MARIA BELEN

GARCIA DELGADO, RAFAEL

GARCIA DURAN, MERCEDES

GARCIA ESTELLER TORRES, BEATRIZ

GARCIA FERNANDEZ, MANUEL MARIA

GARCIA GONZALEZ, MARIA ISABEL

GARCIA GUERRERO, ALEJANDRO

GARCIA LOPEZ, JESUS

GARCIA MEDIALDEA MARIA JOSEP

GARCIA MOLINA, FANDILA

GARCIA MORA, FRANCISCO JOSE

GARCIA MORENO, JORGE IVAN

GARCIA PEÑA, ANA ESTHER

GARCIA RODRIGUEZ, CARLOS

GARCIA RODRIGUEZ, MIGUEL ANGEL

GARCIA SANTANA, MARIA MERCEDES

GARCIA SOLIS, FRANCISCO

GARCIA TAPIA, MIGUEL

GARCINUÑO CASELLES, MARTA MARIA

GARRIDO FERNANDEZ, MARTA

GARRIDO GALINDO, SEILA

GAVELA SANCHEZ, RAQUEL

GAVIN LORIENTE, CARLOS

GAZQUEZ MARTINEZ, ISABEL MARIA

GELPI ESCANDIL, TANIA

GESESBAN SL

GESFINPRO, S,L

GESTION FINANCIERA PALOMARES S,L,

GESTION INMOBILIARIA RUBAFER, S,L,

GESTION INTEGRAL SANTANDER, S,L,

GESTION MCFR BARBERA SOCIEDAD LIMITADA

GESTION SANTANDER CARBAJOSA, S,L,U,

GESTIONES MORENO E HIJOS S,L,

GIMENO TIRADO, LOURDES

GIRAPROL SL

GISBERT FERRERES, JUAN JOSE

GODINEZ GUERRERO, IVAN

GOMEZ BANGA MARTA

GOMEZ COLADO, JESUS

GOMEZ GARCIA, JUAN CARLOS

GOMEZ LOPEZ, JUAN MIGUEL

GOMEZ LOZANO, AROA

GOMEZ MARTINEZ, MARTINA

GOMEZ TOSTON LOPEZ, MARIA

GOMIS MARSAL, ELENA

GONZALEZ ANDRADE, MARIA MARTINA

GONZALEZ BARRAL, MARIA DEL CARMEN

GONZALEZ BECEIRO, DAVID

GONZALEZ BERMEJO, BELEN

GONZALEZ CABO, VICTOR

GONZALEZ CUESTA, MARIA MANUELA

GONZALEZ GONZALEZ, ARACELI

GONZALEZ MARTIN, EDUARDO

GONZALEZ MARTINEZ, IVAN

256

GONZALEZ MEJIAS, ARACELI

GONZALEZ PALACIO, SERGIO

GONZALEZ RAMIREZ, BELEN

GONZALEZ SANCHEZ, MARIA EUGENIA

GONZALEZ VILA, VANESA

GONZALVEZ BOTELLA, JAVIER

GRUPO ALMARES 2015 S,L,

GUERRERO RODRIGUEZ, MIGUEL

GUEVARA GONZALEZ, JOSE MANUEL

GUIJO LOZANO, PATRICIA

GUILLAUMES MASSO, DAMIA

GUILLEN RAMIREZ, ANTONIO

GUIU FARRE, IVAN

GURIDI EZQUERRO, JAVIER

GUTIERREZ BERNAL, BENEDICTO

GUTIERREZ GUTIERREZ, JOSE IGNACIO

GUTIERREZ SANZ, MARIA LETICIA

GUZON LIEBANA, MERCEDES

HERNANDEZ ALONSO, MARIA

HERNANDEZ ATIENZA, LORENA

HERNANDEZ NOVOA, CLARA

HERNANDEZ PEREZ, MARTA

HERNANDEZ RANZ, JULIAN

HERNANDEZ-SONSECA MIRANDA, JOSE LUIS

HERRERO ALONSO, PABLO

HERRERO HIDALGO, RAUL IGNACIO

HORNERO HORNERO JOSE MANUEL

IBARRA RECHE, MARIA PAZ

IGLESIAS ALONSO, LOURDES

IGLESIAS GONTAN, CARLOS

IGLESIAS MATEOS, MARIA VICTORIA

IMIA RIVERA, MARIA LUZ

INCHAUSPE PEÑA, DAVID

INTERMEDIACION NASARRE S,L,

ISERN ROIG, ABEL

JAIME GARCES, SILVANA

JIMENEZ AGUAYO, ANNA

JIMENEZ CHICO, ANTONIO JOSE

JIMENEZ OVEJAS, JOSE

JIMENEZ PERALVAREZ, FRANCISCO

JIMENEZ SAUCEDO MARIA CONCEPCION

JIMENEZ VERANO, VICTOR

JOVANI BELTRAN, SUSANA MARIA

JUAREZ GARCIA, JUAN MARINO

JUNCAL RUA, CANDIDO

KÜHNEL AZNAR, LUIS

LAMBERTO GARCIA, SOLEDAD

LAZARO BERDEJO, JUAN CARLOS

LEAL MORALEDA, GREGORIO

LERONES AGUADO, EDUARDO

LLORENTE DA COSTA, OLGA

LOMBARDIA PALOMARES, MANUEL

LOPEZ CACHAZA, ALBERTO

LOPEZ DURA, IVAN

LOPEZ GARCIA, JESUS

LOPEZ GOMEZ, ROSA MARIA

LOPEZ GONZALEZ, ESTHER

LOPEZ LOPEZ, JOSE ANTONIO

LOPEZ LOPEZ, NATALIA

257

LOPEZ MARTINEZ, ANA MARIA

LOPEZ MONTEJO, BEATRIZ

LOPEZ RUIZ FRANCISCO JOAQUIN

LOPEZ TABOADA, MARIA ROCIO

LOZANO CANO, JOSE CARLOS

LUJAN FERNANDEZ, MARTA

MACIA GONZALEZ, LAURA

MADRIGAL FINANCIERO SL

MAILLO NIETO, JESUS

MALAVE FERNANDEZ, MIGUEL JOSE

MANCHADO CORDON, MARINA MILAGROS

MANSANET RIPOLL SL

MANUEL CERVERA, NURIA

MAQUEDA RUIZ, SAGRARIO

MARI PUERTA, LORENA

MARIN PEREZ, JOSE

MARINA MEDRANO, PEDRO MARIA

MARQUES ASENSIO, ERNESTO DAIMAN

MARQUEZ CONTRERAS, FRANCISCA

MARTI SEGARRA, VICENTE MANUEL

MARTIN DURAN, JUAN MANUEL

MARTIN ESCOBAR, CARLOS

MARTIN FUENTES, EUGENIO

MARTIN GORDILLO, MARIA JOSE

MARTIN ISERTE, MIGUEL ANGEL

MARTIN LANCHAS EMILIO

MARTIN LOBO, ANA MARIA

MARTIN MORENO, REYES

MARTIN MUNIESA, MARIA TERESA

MARTIN MUÑOZ, MARIA MILAGROS

MARTIN RIVERO, ROBERTO

MARTIN RODRIGUEZ, MARIA JESUS

MARTIN SANCHEZ, MARIA

MARTINEZ BOHORQUEZ, CARMEN MARIA

MARTINEZ ESCOBAR MARTA ISABEL

MARTINEZ FERNANDEZ ERNESTO

MARTINEZ FERNANDEZ FRANCISCO JAVIER

MARTINEZ JIMENEZ LUIS ALFONSO

MARTINEZ MARTINEZ, JUANA

MARTINEZ OTERO, CELIA MONICA

MARTINEZ PEREZ, MARIA BELEN

MAS POMES, EDUARD

MASCITTI, QUIRINO

MATA VIDAL, OSCAR MANUEL

MATEOS GARCIA, MARIA VICTORIA

MATEOS PASCUAL ASUNCION

MATEOS SANCHEZ, ANNA LOURDES

MATO CORBACHO, CARMEN

MAYRAL SERRET, MARC

MAZUELA CREGO, JOSE JAVIER

MENDEZ GONZALEZ, MARIA

MERINO LOBATO S,L,

MESA DIEZ, CARLOS

MIRANDA GARCIA CARO, LORENZO

MISTERA BUSINESS SOLUTIONS S,L,

MOLINER ABADIA, ALVARO

MOLLEDA VELEZ, ANGEL

MONGE LOPEZ, JAVIER

MONROY CARNERO, MARIA JESUS

258

MONSO BONET, ANTONI

MONTANE DELCOR, AGUSTI

MONTEAGUDO MARTINEZ, JUAN JOSE

MONTERO DURAN, PATRICIA

MONTERO GONZALEZ, NURIA

MONTERO RODENAS, JUAN

MONTILLA GONZALEZ, LIDIA

MONTULL CACHO, ANA ISABEL

MORALES NUÑEZ, ANA MARIA

MORAN PEREZ ALBERTO

MORENO ALONSO, MIGUEL

MORENO LOPEZ SOLORZANO, CARLOS

MORENO MENDEZ, ANTONIO

MORERA JORDAN, MARIA ANGELES

MORERA SOLA, MARIA DOLORES

MORIANA RODRIGUEZ, MARIA DOLORES

MOROS CORTES, BEGOÑA

MOSCARDO TORRES, VICENTE

MOTOS RECUENCO, ANTONIO

MULTIALGAIDA, S,L,

MUNUERA SANZ, RAMON DANIEL

MUÑIZ ARROJO, MARIA ANGELA

MUÑOZ GARCIA, FRANCISCO

MUÑOZ RAMIREZ, SERGIO

MUSITU CRUZ, PATRICIA

NADALES MARQUEZ, CARLOS

NAVARRETE GESTION 2018, S,L,

NAVARRO SIMON, LUIS JAVIER

NAVAS ALONSO, DANIEL NEOBAN SL

NOGUERON MARTINEZ, RUBEN

NOVIO MIDON, JAVIER

NUÑEZ PUGA NIEVES

OFICINA LA POBLA DE SEGUR, S,L,

OLIVA MANDAÑA, MONTSERRAT

OLIVAS GONZALVO, FRANCISCO MIGUEL

OLIVER LABARTA, S,L,

ORDAS CASADO S,L,

PACHECO GALLEGO, MARIA JOSE

PADROS ANGUITA, ROSA MARIA

PALACIO TORRES, BELEN

PALACIOS MARTIN, CARLOS ALBERTO

PALMERO MORENO CID, MARIA DEL CARMEN

PALOMARES RUIZ, MARIA ASUNCION

PALOMERO PALOMERO, JACINTO

PAMPLONA CALAHORRA, ANA BELEN

PARDAL ANIDO, OSCAR

PARRA CARRERA, FELIPE

PARRA TELLEZ, MARIA JESUS

PARRADO PARRADO GEMA

PARRO CORTES, CECILIO

PASTOR MANZANO, JOSE GABRIEL

PASTRANA CASADO, EUSEBIO

PAYA GUILL, CESAR

PEIRO ORTEGA, ESTHER

PERAL DIAZ, MARIA ANTONIA

PEREZ CABEZAS, JESUS

PEREZ CUELLAR, LUCIA

PEREZ FERNANDEZ, EVA

259

PEREZ FERNANDEZ, JOSE MARIO

PEREZ GARCIA, BEATRIZ

PEREZ GUILLEN, MARIA LUISA

PEREZ IÑIGO, CARLOS

PEREZ MORALES, MARIA PAZ

PEREZ RAMOS Mª DE LA LUZ

PEREZ VAZQUEZ, JESUS

PINTO DIAZ, CARMEN

PIÑOL PASCUAL, MIGUEL ANGEL

PIÑOL PEREZ, ALEJANDRO

PLA PARES, MARIA CARME

PLANES GIMENEZ, FERNANDO

PLANES NOVAU, OSCAR

PLAZA MUÑOZ, MARIA DEL PILAR

PLUMED LUCAS, MAXIMO

POLO MATEOS, FERNANDO

POO GARCIA, CLARA

PORCUNA CASTILLA, JUANA

PRATS SEGURA, ANDREA

PRIETO CORDERO, MIGUEL ANGEL

PUENTE CAMINERO, MARIA JOSE

PUEY MUÑOZ, VERONICA

PUJOL ROVIRA, ENRIC

PUMAR ROSENDE, LORENA

QUILES SANCHEZ, INGRID

QUINTANA FERNANDEZ, MARIA ANTONIA

QUINTANA MAULEON, JESUS

RAMIREZ DIEZ, MARIA DEL PILAR

RAMIREZ PEREA, DOLORES MARIA

RAMIREZ RODRIGUEZ, MARIA ISABEL

RAMIRO GIL S,L,

RAMOS RIDAO, GINES

REMIRO BASANTA, VERONICA

REQUES VAZQUEZ, JUDITH

RIAÑO MOROCHO, ALBERTO

RIBALTA ARIAS, JORDI

RIERA FERRAN, BERTA

RISQUETE REQUENA PEDRO

RIVAS BOTELLA, PILAR

RIVAS GARCIA, FERNANDO

RIVAS PORTILLO, LUCAS

RIVAS VAL, RAUL

RIVERO HERNANDEZ, SONSOLES

RIVERO JIMENEZ, ANDRES

ROCA BLANCH, MARIA DOLORES

RODRIGO GUTIERREZ MARIA DE LOS ANGELES

RODRIGUEZ ALVAREZ, BORJA

RODRIGUEZ CARTON MARIA NIEVES

RODRIGUEZ CASTRO, IGNACIO JAVIER

RODRIGUEZ DIAZ, MARIA ANGELES

RODRIGUEZ ESTEIRO, VANESA

RODRIGUEZ FUENTES, MARIA TERESA

RODRIGUEZ GARCIA, DAVID

RODRIGUEZ MADROÑAL, ALFONSO

RODRIGUEZ MORENO, ANA MARIA

RODRIGUEZ ROMERO, OSCAR

ROIGE VIDAL, SONIA GEMA

ROLDAN FERNANDEZ, ALFREDO

ROMERO JAROSO, ANTONIO

ROMERO LOPEZ, LOURDES

260

ROMERO RODRIGUEZ RAFAEL

ROVIROSA PIÑOL, MARIA ANTONIA

ROYO DELPOZO ,CARLES

RUBIO PALACIOS, ANA MARIA

RUIZ BURDALO, CARLOS

RUIZ LOPEZ, MIGUEL ANGEL

RUIZ MARCHESE, DAVID

RUZ CARPIO, INMACULADA

S & G SERVICIOS

FINANCIEROS Y

CONTABLES S L

SAEZ CLEMENTE, ALBERTO

SAEZ SANZ, ARCADIO

SAIZ CANO, FRANCISCO DAVID

SALAS BAENA, MARIA MERCEDES

SALAVERRI MARTINEZ, JOSE JAVIER

SALAZAR RUIZ, MANUEL

SALGADO ALVAREZ, MARIA JOSE

SALGADO HERNANDEZ, JUAN ANTONIO

SALGADO RODRIGUEZ, MARIA TERESA

SALGUERO VARGAS, RAFAEL

SAMPEDRO FEIJOO, JOSE BENITO

SAMPEDRO NEGRITO, JOSE ANTONIO

SAN ROMAN FERNANDEZ, MARIA VICTORIA

SANAGUSTIN GIMENEZ, JORGE LUIS

SANCHEZ BERMUDEZ, ALEJANDRO

SANCHEZ CASTAÑO MARIA, MANUELA

SANCHEZ CASTILLO, MIKEL ANDRES

SANCHEZ CHAPARRO, S,L,

SANCHEZ GRANDE TOVAR, JOAQUIN

SANCHEZ HERNANDEZ, JUSTO

SANCHEZ JUAN, ALEJANDRA

SANCHEZ MARTIN, ANABEL

SANCHEZ PEÑA, CARMEN

SANCHEZ ROMERO FRANCISCO

SANCHEZ SANCHEZ NOELIA

SANCHEZ SECO, JORGE JAVIER

SANCHEZ UZAL MARIA CRISTINA

SANCHO ARASA, OLGA MARIA

SANGUINO GUTIERREZ, MARIA LUISA

SANMAFRAILES S,L,

SANS GARDEÑES, ANNA

SANTAMARIA CABRERA, JOSE

SANTAMARIA GRAU, M BELEN

SANTANA CAMARA S,L

SANTOS SANCHEZ, MARCIAL

SANZ VILLARREAL, NOELIA

SASTRE GONZALEZ MARIA

SAUSOLUCIONS SL

SAZO SALGUERO, MARIA

SECO MARTINEZ, MARIA JOSEFA

SERBAN AGUIÑO S,L,

SERRA BERTRAN, JOAQUIN

SERRANO LOPEZ, JUANA

SERVICIOS FINANCIEROS AHIGAL, S,L,

SERVICIOS FINANCIEROS DEL CONDADO S,L,U,

SERVICIOS FINANCIEROS FORCAREI, S,L,

SERVICIOS INTEGRALES DOÑANA

SIMON YEBENES, JOSEFA

SOBREDO SIGUEIRO, JOSE MANUEL

261

SOLE RIBERA, MARIA

SOMOZA RECIO, RODRIGO

SORIANO RAMIREZ, MARIA TRINIDAD

SORO GINER, VANESA

SOROLLA LLAQUET, FEDERICO

SOUTO LOPEZ, PATRICIA

SUAREZ GARCIA, JOSE

SUAREZ MENDEZ, ESTEBAN

SUBIRA SOLER, ALEIX

TARI ESCLAPEZ, JOSE ALFONSO

TARRES MALE, MARC

TBL SEGUROS Y SERVICIOS FINANCIEROS SL

TELLA VILLAMARIN, ADRIAN

TELLEZ RUIZ, MARIA CONCEPCION

TOME LLANOS, VICTOR

TORNAVACAS VINAGRE, AMBROSIO

TORREÑO NIETO, BEATRIZ

TORRES BERMUDEZ, INMACULADA

TORRES GARCIA, MARIA AURORA

TORRES LOZANO, ANTONIO

TORRES MIGUEL, JOSE MANUEL

TORRES ROSA, GRATIANA

TORRUBIA ORTIGOSA, RAFAEL

TOVAR ASENSIO, SAUL

TREMPS ALDEA, MARIA ELENA

URGEL CASEDAS, CLARA

URUÑUELA NAJERA, MARIA DANIELA

USERO REYES, PATRICIA

VALCUENDE GARMON, MARIA INES

VALDES BRAVO, JAIME

VALDES MARTIN, JUAN MARIA

VALENZUELA MARTIN ASESORES S,L,

VALIENTE LORENZO, MARIA LUISA

VALIÑO IGLESIAS, MARIA LUISA

VALLECILLO MUÑOZ, BERNABE

VAZQUEZ COTO, GERARDO JOSE

VAZQUEZ YAÑEZ, NURIA

VEGA BLANCO, VANESA

VEGA JANILLO, LUIS MIGUEL

VEGUILLAS Y VEGUILLAS SL

VELASCO MAJADA, VIRGINIA

VJANUARY TANCO, JOSE CARLOS

VICENTE PEREZ, MARCOS

VIDAL JOVER, MIGUEL ANGEL

VIDAL VICENT, MARIA VICENTA

VIEJO GONZALEZ, FRANCISCO JOSE

VILA AYERBE PILAR

VILAS PALOMINO, JUAN JOSE

VILCHEZ FERNANDEZ, ZAIDA

VILLAMAÑAN MARTINEZ, ANA

VILLANUEVA DOMINGUEZ, JULIAN

VILLASANTE COTO, SUSANA

VILLEGAS MARTINEZ, PATROCINIO

VIÑAS RODRIGUEZ, LUIS EDUARDO

YEBEGEST S,L,

ZABALA USTARIZ, CRISTINA

ZAMBRANO PEREZ, MARTA

ZAYAS GOMEZ, ESTIBALITZ

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ZURITA MARTINEZ, ANGELA 0880 SANTANDER SANTIBAÑEZ, S,L,	1321 SANTANDER LA ALBERCA S,L, 6155 SANTANDER LEDESMA, S,L,	6395 POYALES DEL HOYO AGENTE COLABORADOR, S,L

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Directors’ report

Banco Santander, S.A.

1.	Introduction:

Banco Santander, S.A. (the “Bank”) is a Spanish bank, incorporated as a sociedad anónima in Spain and is the parent company of Grupo Santander or Santander. Banco Santander, S.A. operates under the commercial name Santander.

The Bank operates through a branch network distributed in Spain and abroad.

On 7 June 2017, Santander acquired the entire share capital of Banco Popular Español, S.A.U. (“Banco Popular”) in an auction in connection with a resolution plan adopted by the European Single Resolution Board (the European banking resolution authority) and executed by the FROB (the Spanish banking resolution authority) following a determination by the European Central Bank that Banco Popular was failing or likely to fail, in accordance with Regulation (EU) 806/2014 establishing a framework for the recovery and resolution of credit institutions and investment firms. On 24 April 2018, the Bank announced that the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. had agreed to an absorption of Banco Popular by Banco Santander. The legal absorption was effective on 28 September 2018.

The directors’ report has been prepared based on the accounting and Management records of Banco Santander, S.A.

The financial information included in this directors’ report has been prepared in conformity with the Bank of Spain Circular 4/2017 of 27 November on Public and Reserved Financial Information Regulations and Financial Statements Forms, and subsequent modifications.

2.	Situation of the Bank:

At December 2018, Santander was the largest banking group in the euro zone by market capitalisation (EUR 64,508 million) and the 16th in the world.

The Group engages in all types of activities, operations and services that are typical of the banking business in general. Its business model is focused on commercial banking products and services with the aim of meeting the needs of its 144 million customers, including private clients, SMEs, businesses and corporates. Santander’s strategy remained focus on customer loyalty. The number of loyal customers (19.9 million) rose by 2.6 million in the year (+15%), with individuals as well as companies rising. The number of digital customers (32.0 million) rose by 6.6 million in 2018 (+26%), underscoring the strength of our multichannel strategy.

The Group operates through a global network of 13,217 branch offices, the largest of international banks, as well as digital channels, in order to provide top-quality service and flexibility.

Santander is among the top three banks in customer satisfaction in seven of our main countries.

Santander has EUR 1,459,271 million assets and manages EUR 980,562 million of customer funds across all its Customer segments. It has more than four million shareholders and over 200,000 employees (30,901 and 21,775 employees in Banco Santander, S.A. as of 31 December 2018 and 2017, respectively). Commercial and retail banking accounts for 87% of the Group’s revenue.

The Group is highly diversified and operates mainly in 10 core units, where it has significant market shares.

3.	Financial performance:

3.1 Economic outlook:

Grupo Santander developed its business in 2018 in a generally dynamic economic environment. However, as the year advanced so it became clearer that the peak of the expansive cycle had been reached, giving rise to instability in the markets. The countries where the Group conducts its business performed in a less similar fashion although they are generally growing.

1

Trade tensions, despite the agreement reached in the renegotiation of NAFTA, and the tightening of US monetary policy were the main causes of greater uncertainty, which triggered tensions of varying intensity, particularly in developing markets such as Argentina and Turkey and, to a lesser extent, in Brazil and Mexico, also affected by the electoral cycle in most of the year.

Other factors such as the Brexit negotiations and the shape of Italy’s fiscal policy also weighed on the tone of the markets.

Eurozone (GDP: +1.9% estimated in 2018 vs +2.5% in 2017). Economic activity could not maintain the strong rhythm of 2017. Yet growth in 2018 was above the potential. The jobless rate came down to 7.9%. After the hike in inflation because of energy prices, it eased at the end of the year (1.6%).

Spain (GDP: +2.5% estimated in 2018 vs +3.0% in 2017). The economy slowed in 2018, although Spain remained one of the euro zone’s most dynamic economies. Job creation was very strong and the unemployment rate continued to fall. Inflation ended the year at 1.2%.

3.2 Balance sheet and results:

Banco Santander, S.A. is the Parent Bank of a financial group that operates in different countries through different businesses therefore its financial statements not only reflect its commercial activity in Spain, but also the activity derived from being the head of the Group. This last aspect makes it difficult to analyse its evolution, especially regarding the results more directly related to its holding nature.

As previously noted, for the correct interpretation of the individual financial statements of Banco Santander S.A., it is necessary to distinguish the results obtained by the commercial areas from those that derive from the holding activity as the parent company of Santander.

During 2018, Banco Santander carried out the following structural modification operations, all of them among companies that belong to Santander Group: Merger by absorption between Banco Popular Español S.A.U. (absorbing company) and Banco Pastor S.A.U. and Popular Banca Privada S.A.U. (as absorbed companies) and, subsequently, merger by absorption between Banco Santander S.A. (absorbing company) and Banco Popular Español S.A.U. (as an absorbed company), Santander Investment Bolsa Sociedad de Valores S.A.U. and Popular de Renting, S.A.U.

In accordance with the applicable regulations, as a result of the accounting of these merger transactions by absorption carried out by the Bank in 2018, there is an increase of 18 million euros (Note 29) in the Bank’s voluntary reserves corresponding to the difference between 6,880 million euros due to the decrease in the stake in Banco Popular Español, SAU and 6,898 million euros of the consolidated net value of the assets and liabilities included in the Bank’s balance sheet from the absorbed companies.

The evolution of the main headings of the balance sheet and the income statement in 2018 as compared to 2017 is strongly influenced by the impact of the corporate operations indicated above, which have led to a significant increase in balance sheet balances, and consequently, in income and costs derived from increased activity.

Net interest income amounts to 3,521 million euros in 2018, a 56% higher as compared to the previous year.

Income from equity instruments amounted to 4,151 million euros in 2018. This amount includes the dividends received from subsidiaries.

Net commission income increased 22.4% to 2,414 million euros as compared to 2017, mainly due to commissions for payment services and customer transactions, as well as the contribution of wholesale banking.

Gains from financial operations (including exchange differences) were 454 million euros, as compared to 427 million euros in the previous year, mainly derived from higher revenues in 2018 due to interest rate and exchange rate hedging portfolio management.

General administrative expenses (staff expenses and other administrative expenses) were 5,472 million euros, a 34.8% increase as compared to 2017, due to the increase in the perimeter because of the mergers carried out by the Bank, which were partially offset by the efficiency plans.

2

Impairment losses on financial assets (net) in 2018 were 686 million euros, a 30.9% increase as compared to the previous year, due to the added risks associated to the mentioned corporate transactions.

On the other hand, the impairment of investments in joint or associated businesses and non-financial assets reflects a reversal of provisions of 79 million euros as compared to impairment of 273 million last year.

Gains on non-financial assets and investments amount to 68 million euros (572 million euros last year mainly explained by the capital decreases of Sterrebeeck, B.V. and Santander Holding International, S.A.).

Finally, losses on non-current assets held-for-sale increase to 18 million euros in 2018, which correspond mainly to real estate activity.

Thus, as explained above, net interest income, dividends, income from financial operations (including exchange differences) and impairment of other assets include income, costs, losses or gains arising from the Bank’s holding activity and therefore, do not reflect the evolution of the operating activities integrated in the Bank. These lines have little economic significance outside the context of the consolidated Group.

Regarding the balance sheet as of 31 December 2018, the Bank’s total assets amounted to 608,376 million euros, a 23.5% increase over the previous year.

By financial statement line item, and final balances, the main variations that reflect the commercial activity of the Bank are summarized as follows:

Loans and receivables at amortized cost– Customers: at year-end stood at 236,669 million euros, a 35.3% increase as compared to the previous year. (-1.9% after perimeter adjustment). Solid commercial dynamics with good performance of the credit activity. Credit production increased from 2017, with a positive evolution in the main segments and especially in individuals and SMEs.

Financial liabilities at amortized cost - customers: at the end of the year amounted to 240,693 million euros, a 34% increase as compared to the previous year because of the mergers completed during 2018.

Distribution proposal of the Bank’s profit

On account of the earnings for the 2018 financial year, the Bank has assigned 3,292 million euros to remunerate shareholders in cash and 432 million euros in shares according to the script dividend scheme (“Santander Dividendo Elección”) approved by the Annual General Meeting of 23 March 2018, according to which the Bank offered the option to receive an amount equivalent to the second interim dividend of 2018 in cash or new shares.

The remuneration per share for 2018 that the Board of Directors proposes to the General Shareholders’ Meeting is 0.23 euros.

4.	Trend information:

The director’s report contains certain prospective information reflecting the plans, forecasts or estimates of the directors, based on assumptions that the latter consider reasonable. Users of this report should, however, take into account that such prospective information is not to be considered a guarantee of the future performance of the entity, inasmuch as said plans, forecasts or estimates are subject to numerous risks and uncertainties that mean that the entity’s future performance may not match the performance initially expected.

These risks and uncertainties are described in note 49 of the financial statements. The global economy slowed in 2018 and left behind the peak of this expansion, although we expect a relatively dynamic environment will be maintained. We forecast global economic growth at 3.5% (3.7% estimate for 2018), slightly above its potential, although resulting from a less homogeneous performance by regions.

Mature economies are estimated to grow 2.0% (2.3% estimate for 2018), thanks to demand policies and the strength of the labour market. Growth in both the US and the euro zone will ease, while the UK, if there is a Brexit deal, will grow more modestly.

3

Mature markets are expected to withdraw monetary policy stimulus measures very slightly. The Federal Reserve could raise its interest rates a little and the European Central Bank begin to increase its rates in the last part of 2019, although that will depend on economic growth remaining firm. The Bank of England could increase its key rates towards the end of the year if Brexit does not create instability.

Long-term interest rates are expected to increase moderately. Yield curves show diverging trends, expecting some flattening in the US and a greater slope in Europe.

In any case, the fact that the recovery is moderate and inflation remains low, partly due to structural factors, suggests that interest rate movements, upward or downward, will be limited.

The balance of risks in the short term is downward: the probability of a geopolitical or economic policy shock, particularly in the US and Europe, has increased, which if it happens will lead to a potentially sharper downward revision. The situation in China or unstable financial conditions are other risk factors. In this context, we have seen increased volatility and risk aversion.

In this environment, Santander ended the year having met all of the main targets set for 2015-2018: growth, profitability and strength. The number of loyal and digital customers rose, and volumes in local currency increased. Profitability was higher and RoTE and efficiency improved. Also, the capital position was strengthened, while growing cash dividend per share.

The management priorities of Spain for 2019 are set out below:

The economy is forecast to grow by around 2.1% in 2019, higher than that envisaged for the euro zone, and inflation will remain low. Lending will gradually increase as the year progresses:

•	We remain committed to keep our leadership in Spain and complete Banco Popular’s integration, maintaining quality Service and customer relationship.

•	Accelerate the Bank’s digital transformation towards a data driven company in order to improve the customer experience.

•	Keep on growing SMEs and corporate segments backed by Banco Popular’s franchise, Santander’s high added-value services and our competitive advantage in digital banking of companies.

•	Increase customer revenue and obtain cost synergies related to Banco Popular’s integration.

•	Continue to reduce doubtful assets, leveraging on our capital light model.

The Real Estate Spain unit will continue its strategy to reduce assets and lending exposure.

See more information in the Consolidated Directors’ Report.

5.	Non-financial information:

This Non Financial Information Statement of Banco Santander, S.A., which forms part of its Individual Director’s Report, is prepared in addition to the Consolidated Non Financial Information Statement included in the Santander Group Consolidated Directors’ Report and provides that other information of Banco Santander, S.A. which is significant, relevant, useful and comparable and that is relevant to understand the performance, results, status and impact of the activities of Banco Santander, S.A. with respect to social and environmental matters, respect for human rights and prevention of corruption and employees. It must be noted that, since Banco Santander, S.A. is the parent of a group of companies, to understand such performance, results, status and impact this Individual Non Financial Information Statement must be read in conjunction with the referred Consolidated Non Financial Information Statement.

When drawing up the non-financial information contained in this Separate Statement Of Non-Financial Disclosures, Banco Santander performed a materiality analysis, in line with the international reporting framework developed by the Global Reporting Initiative (GRI), which enabled it to identify the most important aspects about which to inform its stakeholders in accordance with the GRI standards.

5.1 General information

The purpose of Santander Group is to help people and businesses prosper. To achieve this, it has a distinctive business model that seeks to satisfy the needs of all kinds of customer: private individuals with varying income levels; companies of any size and sector; private corporations and public institutions.

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Long-term personal relationships with its customers are the basis of the business. Through innovation, Santander is transforming its commercial model to capture a greater number of loyal and digital customers, thereby driving a more profitable and sustainable business.

Santander considers the proper integration of ethical, social and environmental criteria in its financial activity to be critical.

To achieve this, and in compliance with the international best practices regarding corporate social responsibility, Santander has a sound corporate governance structure, with the board of directors as the maximum decision-making body of the Group, with the exclusive power to approve the Group’s general policies and strategies, including those regarding sustainability.

It also has policies for sustainability (general policy, environmental management and climate change, human rights and volunteer programmes) and other industry-specific ones governing the Group’s financial activity in such sectors as defence, energy, mining/metals and agricultural commodities (e.g. palm oil, soya and timber). These policies are reviewed annually. In 2018 the general sustainability policy was updated, including a description of the criteria governing the Group’s non-participation in the financing of certain customers and prohibited and/or restricted activities, as outlined in its sector policies (energy, defence, mining/metallurgy and agricultural commodities). At the same time, climate change and environmental management policies were updated to reflect the current governance bodies. As was the human rights policy, which also includes Santander’s commitment to the rights of the LGBTI community.

Banco Santander’s responsible banking strategy is also underpinned by other internal regulations such as the general code of conduct, the corporate culture policy (which includes principles of diversity and inclusion governing the group), the consumer protection policy, the new cybersecurity policy (which includes new risks and regulations in this area), the supplier certification policy (which includes the principles of responsible conduct for suppliers), the new policy of contributions for social purposes, and the corporate volunteer programme policy.

Moreover, in 2018 Banco Santander redesigned and strengthened its corporate governance, both to ensure it is compliant and to help address the challenges that were identified.

A new responsible banking, sustainability and culture committee has been created which will help the board of directors to comply with its responsibilities regarding the definition and supervision of the responsible banking, sustainability and culture strategy.

Two steering committees have already been created that will meet monthly to support the work of the committee. A culture steering committee to tackle the challenge of adapting the bank to the new business environment and which will be responsible for ensuring that the bank has the appropriate culture, competencies, framework and digital and business practices to meet the expectations of its stakeholders. And an inclusive and sustainable banking steering committee to address the challenge of contributing to inclusive and sustainable growth, that, among other things, promotes initiatives to encourage entrepreneurship, job creation, financial inclusion, responsible consumption and progress towards a low-carbon economy.

In addition, with the goal of driving progress on the responsible banking agenda, a new unit has been created which is part of the Group Executive Chairman’s Office and a senior consultant in responsible business practices has been appointed who will report directly to the Group Executive Chairman and work with the responsible banking unit.

The identification of non-financial risks associated with its activity is a priority for Banco Santander.

The bank has procedures in place for their identification, analysis and assessment in transactions subject to Group policies and to external commitments such as the criteria of the Equator Principles, an initiative the bank joined in 2009.

In this sense, Banco Santander S.A. recognises the right of communities to a clean and healthy environment and undertakes to minimise the environmental impact of its operations, which means:

•

Assuming, in line with the bank’s commitment to the Equator Principles, the obligation to analyse, identify and correct, during the analysis of the risks of financing activities and consistently with the guidelines approved by the International Finance Corporation, the negative social and environmental impacts, including those affecting local communities.

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•

During due diligence prior to signing agreements for financing or of any other kind and complying with the Equator Principles and social and environmental risk management policies, Santander undertakes, as part of its analysis, to assess the human rights policies and practices of its counterparties.

•

Establish specific policies governing the requirements for offering financing to those sectors, activities or potential customers that present a special risk in respect of social, environmental or human rights issues.

Santander has a working group for social, environmental and reputational risk, led by the Chief Compliance Officer, which assesses the risk of large transactions in the above-mentioned sensitive sectors and issues recommendations to the corresponding risk committees.

Banco Santander S.A. is part of the main initiatives at international level regarding sustainability (United Nations World Agreement, Banking Environment Initiative, World Business Council for sustainable Development, UNEP FI, Equator Principles, Responsible Banking Principles, CEO Partnership for Financial Inclusion, etc.).

In Spain, Banco Santander S.A us member of Foretica as well as for the Green Growth Spanish Group. In addition, it forms part of the main stock market indices that analyse and evaluate companies’ actions on sustainability. It has been a member of the Dow Jones Sustainability Index (DJSI) since 2000, and in 2018 it was the leading Spanish bank, the leading European bank and ranked third globally.

In 2007 the Group signed the Carbon Disclosure Project (CDP), a benchmark international initiative on companies’ reporting of information on climate change, and since 2012 it has completed the CDP Water questionnaire.

5.2 Information about environmental issues

As part of its goal to help achieve the commitments made in the Paris climate agreement of 2015, Santander has created a Climate Finance Task Force, a working group whose objective is to define Santander’s position and strategy on climate change and to identify business risks and opportunities in the transition towards a low-carbon economy.

Also, Santander has taken on various international commitments including some related to the environment such as the Equator Principles, the adoption of the Soft Commodities Compact promoted by the Banking Environment Initiative and the signing of the declaration of the European Financial Services Round Table on climate change.

Throughout 2018 the bank continued to develop a structured approach for its climate change strategy, with the aim of transversally involving its business lines and other key internal functions such as risk management, continuing to provide distinctive value to its customers and increasing its implication with the conservation of the environment.

The bank’s actions on environmental matters are focused on the following lines of work:

a) The reduction of consumption and emissions

Since 2009 Santander has measured, calculated and controlled the environmental footprint of all the Group’s facilities.

The environmental footprint includes data on the consumption of electricity, fuel, water and paper, data on waste generation and a breakdown of emissions of greenhouse gases.

The 2016-2018 Efficiency Plan, which targeted a 9% reduction in electricity consumption and emissions and a 4% reduction in paper consumption, was successfully completed.

In 2018, Banco Santander S.A. has continued reducing its environmental footprint through reductions in energy consumptions, CO2 emissions and paper consumption. The variation in consumption and emissions compared to 2017 have been the following:

•	Electricity consumption: -10,6%

•	CO2 emissions: -0,2%

•	Paper consumption: -31,1%

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100% of the electricity used by Banco Santander S.A. comes from green energy sources.

In addition, Santander continues to hold the ISO 14001 environmental certificate for the Santander Group City in Boadilla, the bank’s headquarters, and the building at Gran Vía de Hortaleza. It has also obtained the LEED GOLD certificate for the new headquarters of Santander España (Luca de Tena), the Abelias building and the DPC in Santander.

b) The inclusion of social and environmental risks in loan approval processes

Banco Santander S.A. considers social and environmental aspects to be crucial in risk analysis and decision making within its financing operations in accordance with its general and sector policies in respect of sustainability, as mentioned above.

In this regard, the bank has established procedures for the analysis and assessment of these risks in operations subject to Santander Spain S.A. policies and to external commitments such as the Equator Principles.

In 2018, two projects in Spain were analysed within the scope of the Equator Principles, both in the project finance category.

c) Financing

As part of its climate change strategy, Banco Santander S.A. develops and offers financial products and services with added environmental value through which it contributes to the transition towards a low-carbon economy. In this respect, the bank is working on:

•	The development of products and services that promote the conservation of the environment, contributing in this way to progress on adapting to and mitigating climate change.

•	Identifying business opportunities and the prevention of risks associated with climate change via the Climate Finance Task Force.

•

The implementation of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board in the preparation of its climate change strategy. The main environmental products and services delivered by the bank are:

•	Funding renewable energy projects: In 2018 Banco Santander helped to finance new renewable energy projects in Spain with an installed capacity of 353MW.

•	Management of credit lines in relation to energy efficiency in collaboration with multilateral institutions:

•

In the area of energy efficiency, Banco Santander channels most of the investments through multilateral institutions such as the European Investment Bank (EIB) and the European Bank for Reconstruction and Development (EBRD). These entities are gradually increasing their investment in this area, which is an important business opportunity for Banco Santander.

•

In Spain, the bank signed a 200 million euro credit line for the construction of renewable energy plants with the Council of Europe’s Development Bank (CEB) in 2018. This loan forms part of the “Europa 2020” strategy to help the Spanish government reach its renewable energy goals.

5.3 Information about labour questions and employees

Banco Santander S.A. aims to be one of the best banks to work for, able to attract and retain the best global talent, enabling it to accelerate the transformation and helping people and society prosper.

Human resources strategy is based on having the best team of professionals: a diverse and committed team with a common culture (based on corporate behaviour and a way of making things simple, personal and fair) ready to give customers a distinctive and quality service.

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a) Employment

At 31 December 2018, Banco Santander S.A. had a headcount of 30,901 employees, with an average age of 45, of whom in the case of executives 24% are women and 76% are men, and in the case of other line personnel 46% are women and 54% are men. Excluding the branches abroad of Banco Santander, S.A., the number of employees was 30,106 with the following details:

Functional distribution by gender

	Men	Women	Total
Senior executives	616	189	805
Other executives	4,601	2,004	6,605
Employees	11,124	11,572	22,696

Total	16,341	13,765	30,106

Senior executives referred to Promontorio, Faro and Solaruco, meaning the top executive and those with high responsibility, functional or business.

Distribution of the workforce by age bracket

No. employees
<= 25	196
26 - 35	3,883
36 - 45	12,475
46 - 50	4,896
> 50	8,656

Total	30,106

Some 99.9% of labour contracts are permanent full-time.

Distribution by type of contract and employment

	Men	Women	Total
Permanent / Full time	16,337	13,760	30,097
Permanent / Part time	1	3	4
Temporary / Full time	3	2	5
Temporary / Part time	0	0	0

Total	16,341	13,765	30,106

In 2018, a total of 1.034 employees dismissed. By dismissal we understand the unilateral termination, decided by the company, of an employment contract not subject to term expiration. The concept includes encouraged redundancies within the context of restructuring processes. These break down as follows:

Dismissals by professional category and gender

	Men	Women	Total
Senior executives	24	7	31
Other executives	107	33	140
Employees	486	377	863

Total	617	417	1,034

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Dissmissals by age bracket and gender

	Men	Women	Total
<= 25	1	0	1
26 - 35	37	44	81
36 - 45	175	150	325
46 - 50	113	70	183
> 50	291	153	444

Total	617	417	1,034

The detail regarding the Banco Santander, S.A. average remuneration of 2018 and its evolution with respect to the previous year, disaggregated by gender and professional category is provided below:

	Gender		Job category
Euros	Male	Female	(Group) Sr. Exec. VP, Executive VP & Vice President	Managers	Rest of employees	Total
Average Total Remuneration[1]	67,106	52,582	257,412	77,010	48,899	60,467
Year-on-year variation	(10%)	(4%)	0%	(10%)	(3%)	(8%)

1.	Data at end of 2018. Total remuneration include Annual Base Salary, Pensions and Variable remuneration.

The gender pay gap, defined as the difference in pay regardless of job role or seniority, at Banco Santander S.A. is 15% (median of total remuneration) and the equal pay gap, comparison of pay between men and women in the same job definition, is 7%. The difference in comparison with the Group (3%) is mainly due to the mergers carried out in recent years and to changes in functions or levels of non-homogeneous positions.

Employees with a disability of 33% or more account for 1.01% of the total. To comply with the General Law of Rights for disability people and their social inclusion, Banco Santander S.A. undertakes alternative measures, including contracts with special employability centres or donations to social entities with the goal of employee programs and training to disability people.

Employees with disability

	% empl. with disability	No. employees
Total	1.01%	304

b) Work organisation

Banco Santander S.A. encourages the transition towards more flexible ways of working that improve the work/life balance thanks to tools that enable continuous communication with teams working remotely. It is also redesigning its offices with new work spaces that encourage teamwork.

The corporate flexiworking policy, applicable to Santander S.A. and the entire Group, encompasses a wide range of measures so that employees can benefit according to their personal needs and professional situation. These measures refer mainly to:

•

How the working day is organised (flexibility and working hours): time of starting and finishing work, alternative configurations for the working day, organisation of holidays, guidelines and recommendations for the rational use of e-mail and meetings, etc.

•	Where employees work from (flexibility as to the workplace): remote working on certain days and at certain times, full-time teleworking.

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Also, through an agreement signed with employees’ representatives, the bank undertakes to promote the rational management of work time and its flexible application, in addition to the use of technology that enables our employees to better organise their work and which includes the right to digital disconnection.

It is also redesigning its offices with new office spaces that encourage collaboration and teamwork.

c) Health and safety

Banco Santander has a plan for the prevention of workplace risks that is available to all employees on the corporate intranet.

Banco Santander also promotes a healthy work/life balance through flexible work policies and services to satisfy employees’ personal and family needs. The general code of conduct highlights our ethical principles, including the importance of encouraging a working environment that is compatible with employees’ personal and family life.

Also, as part of the “Our way of working” initiative, the bank has assessed its new work spaces and equipment, both from an ergonomic and safety perspective.

The health of its employees is a priority for the bank. The BeHealthy initiative aims to make Banco Santander one of the healthiest companies in the world and to offer employees health and wellbeing benefits.

In 2018, the bank began working with The Leadership Academy of Barcelona on a digital space where employees from all over the world can access information and an information pills on the four pillars of BeHealthy: Know your numbers, Move, Eat and Be Balanced. In this space, employees can access the Sustaining Executive Performance training programme, which provides help with achieving better personal and work performance by adopting healthy habits.

Also, in 2018 we signed a global agreement with the innovative company Gympass which gives employees the opportunity to benefit from over 40,000 affiliated health and wellness centres throughout the world, with a wide range of activities such as gyms, cross-fit, dance, yoga, Pilates and more.

Health and safety at work

	Men	Women	Total
Absenteeism	1.2	2.2	1.6
Work-related illnesses rate (days lost due to work-related accident per 100 hours)	0.09	0.12	0.11
Hours lost due to non work-related illness or accident	297,774	479,278	777,053
Hours lost due to work-related accident	25,949	29,029	54,978

d) Labour relations

Banco Santander has made a formal commitment to foster workforce labour relations in its code of conduct. The code of conduct stablishes the obligation to respect the internationally recognised rights of unionisation, association and collective bargaining, and the activities carried out by the unions that represent employees, in accordance with the functions and areas of responsibility legally attributed to them.

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In addition, the human rights policy describes Santander’s principles and commitments with respect to relations with the Bank’s employees. These commitments are fostered through social dialogue and include:

•	Preventing discrimination and practices that are harmful to people’s dignity.

•	Rejecting forced and child labour.

•	Respecting freedom of association and collective bargaining.

•	Protecting employees’ health.

•	Offering decent work

Also, in meetings of the European Works Committee, various declarations have been signed together with legal representatives of employees in the main European countries in which the Group operates (Spain, Portugal, Germany, the UK, Italy, Poland and Nordics).

•	2008: equal treatment in Santander Group companies.

•	2009: basic labour principles and rights that should govern the framework of labour relations in Santander within the scope of the European Union.

•	2011: framework of labour relations for the provision of financial services.

•	2016: joint declaration on the restructuring of workforces in the European area.

In addition, the collective labour agreement for the banking sector, negotiated and signed by the bank, contains various declarations about promoting labour dialogue.

The dialogue with employees’ representatives is maintained through numerous bilateral meetings and specific committees, including:

•	The Health and Safety Committee

•	The Employment Committee

•	The Training Committee

•	The Pension Plan Oversight Committee

•	The Equal Opportunities Committee

•	The Committee for the Solidarity and Social Assistance Fund

•	Bilateral meetings with Santander Group companies, such as Openbank and Santander Consumer

These specific meetings with the unions are held to inform them about significant bank projects and to obtain their feedback, in the understanding that their support is necessary and is directly related to the satisfactory implementation of these projects.

The 13th meeting of the European Works Committee, held in 2018, was attended by union representatives of the bank in Spain and representatives of the Human Resources department.

In Spain, practically 100% of the workforce is covered by a collective labour agreement.

Employees with collective labour agreement

No. employees
Total	30,085

e) Training

Continuous training is critical to help our employees adapt to a work environment undergoing constant rapid change. With this goal in mind, and to ensure the highest levels of training in Banco Santander S.A., a new global induction, knowledge and development policy was designed and approved by the board of directors in 2018.

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The aim of this policy is to provide Santander Group undertakings as well as the bank as a hole, with several criteria for the design, review, implementation and supervision of training with a view to:

•	Supporting business transformation.

•	Promoting global talent management, facilitating innovation, encouraging knowledge sharing and identifying key employees in various areas of knowledge.

•	Supporting the cultural transformation of the company under the corporate governance regulations established for the Santander Group.

Hours of training by category

Hours
Senior executives	33
Other executives	295,919
Employees	1,467,748

Total	1,796,612

f) Accessibility

Improving access to our products and services is a key aspect of Santander’s commitment to be a bank that is Simple, Personal and Fair.

The corporate works manual includes minimum accessibility criteria based on Design for All (DfA) principles. These criteria, which refer to office architecture, furniture, lighting, signage and the functional allocation of spaces, are applied by default in new offices and in those upgrades in which this is technically possible.

Banco Santander has already opened more than 500 Smart Red offices nationally.

These accessibility criteria are also applied in the bank’s head offices. In 2018 the Santander Group City underwent significant renovation with a special focus on improving accessibility. The new Luca de Tena headquarters of Santander España incorporated these criteria from the design stage.

Banco Santander also wants to provide maximum accessibility for all the users of its various websites. In this respect, both in the development and maintenance of its websites, the bank applies the accessibility guidelines established by the Web Accessibility Initiative (WAI) working group of the World Wide Web Consortium (W3C), at level AA.

g) Equality

As part of its commitment to helping to achieve the Sustainable Development Goals, Banco Santander tries daily to promote an attitude that is open to diversity as a way of increasing its human capital.

Banco Santander believes that diversity enriches human capital, resulting in an inclusive and diverse work environment that achieves better solutions and offers added value.

The board of directors of Banco Santander is a clear example of diversity in all its aspects. It has diversity of gender (over a third of board members are women) and nationality (Spanish, British, American and Mexican) and a broad industry representation (finance, retail, technology, infrastructure and academia).

In managing employee talent, Santander considers all existing sources of diversity, including gender, race, age, national origin, disability, culture, education, and professional and life experience.

In 2017, the bank approved principles for promoting diversity that act as a benchmark for all the initiatives that are developed in this area. These principles, which are included in the corporate culture policy, envisage all the aforementioned sources of diversity, and they are applicable to all stages of talent management in the bank (recruitment, training, professional development, compensation, etc.).

At the beginning of 2018, Banco Santander adopted the standard of conduct promoted by the United Nations for protecting the LGBTI community in companies.

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To ensure proper management and promotion of diversity and of inclusion at the corporate level, the bank has created two working groups:

•	A global network of executives who are experts in diversity and inclusion, with country representatives (an operating team to share practices and transmit ideas at the local level).

•	A working group comprised of key executives in countries and divisions to develop and promote the Bank’s diversity and inclusion strategy.

At the beginning of 2019, for the second year running, Banco Santander obtained the highest score among the 230 companies that form part of the Bloomberg Gender-Equality Index, which, among other aspects, acknowledges good management by undertakings in favour of gender equality and diversity among the workforce, customers and society.

5.4 Information about Human Rights

In line with its corporate culture, Santander undertakes to respect and promote human rights in its sphere of operations, and to prevent or minimise any violation directly caused by its activity.

Santander has a specific policy that includes Banco Santander S. A’s commitment to human rights, in accordance with the strictest international standards, especially the UN’s Guiding Principles on Business and Human Rights of 2011.

In 2018 the bank’s human rights policy was updated to reflect the current corporate governance bodies and to include Santander’s commitment to the LGBTI community’s rights.

This policy, driven by the Board of Directors, is applicable to Santander Spain S.A. and the whole Group and is available at www.santander.com.

Santander’s policy on human rights is in line with the bank’s General Code of Conduct and its other policies in respect of sustainability.

5.5 Information about the fight against corruption

The Santander Group considers it a strategic objective to have a system for the prevention of money-laundering and terrorist financing that is advanced and effective, permanently adapted to the latest international regulations and able to deal with new techniques employed by criminal organisations.

It also has a corporate framework that lays down principles for acting in this respect and sets minimum standards applicable to local units. The latter are responsible for directing and co-ordinating procedures for the prevention of money-laundering and terrorist financing, and for investigating and issuing alerts about suspicious transactions and responding to requests for information from the supervisors.

The main activity indicators in 2018 for Banco Santander S.A.‘s initial scope of consolidation is shown below:

•	Investigatory proceedings in Spain: 1,322

•	Notices sent to SEPBLAC: 528 plus 91 replies to requests from SEPBLAC (the Spanish Anti-Money Laundering Supervisory Authority).

•	Employee training: 18,195 employees in Spain

As a signatory of the ten principles of the UN’s Global Compact, Santander undertakes to work against corruption in all its forms, including extortion and bribery.

In addition, Banco Santander S.A. has whistle-blowers’ channels for employees, which form part of the general code of conduct, and for suppliers, designed for reporting inappropriate behaviour by bank employees in matters regarding corruption and bribery that are contrary to internal regulations, to the compliance function.

In 2018, some 20 such notices were received, the most common reasons for complaints were related to human resources issues: they represented around three out of every four complaints received. The rest had very wide typology (for example, fraud, conflicts of interest, mis-selling and others).

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5.6 Information about society

a) The bank’s commitments to sustainable development

Banco Santander contributes to economic and social development through initiatives and programmes that promote education, entrepreneurship, employability and social wellbeing.

Through its Santander Universidades programme, the Group has over 1,200 agreements with universities and academic institutions in 33 countries. In Spain, Santander Universities has 79 agreements with universities and academic institutions. Investment in high education in Spain reached a total of 65.3 million euros.

The Santander Scholarships initiative. In 2018 a total of 17,444 scholarships were awarded.

The bank also supports the communities where it operates through numerous local programmes, encouraging the participation of bank employees as a way of promoting solidarity, motivation and pride in belonging, maintaining proximity and ties with their surroundings.

The most significant are:

•

Santander ayuda. This programme pledges 400,000 euros per year to a total of 80 social projects implemented nationwide, chosen based on the social value of the proposal, the immediate impact on the community and the use of innovative practices. The aim is to start up projects that contribute to improving the quality of life of vulnerable groups. Each project receives up to 5,000 euros.

•

Funding round for social projects. As part of its sustainability strategy, each year in Spain Banco Santander promotes the “EUROS DE TU NÓMINA” funding round for social projects. The round is aimed at social and development co-operation projects by NGOs with registered addresses in Spain, which support and promote better living standards for socially vulnerable people. The projects are nominated by bank employees. The winning projects are financed via contributions from employees who take part in the “EUROS DE TU NÓMINA” fund, which are then duplicated by the bank.

In 2018, a total of 472,939 euros was allocated among the 10 NGOs chosen by the votes of the bank’s employees. They will help over 4,000 people altogether.

•

Volunteer programmes. The corporate volunteering policy enables the bank’s employees to set aside part of their working day to participate in community support initiatives that contribute to the progress and wellbeing of the communities in which the bank is present.

In 2018, the bank started a new pro bono programme at corporate headquarters under which employees in the areas of communication, human resources, technology and legal placed their knowledge and experience at the disposal of the NGOs to improve their internal organisation and procedures.

At the same time, bank employees dedicate part of their working day to promoting financial education and teaching people how to manage their finances in the best way possible. They also take part in numerous activities whose focus is to improve people’s quality of life and meet their most pressing needs.

In 2018, through the Santander Responsabilidad Solidario fund managed by Santander AM España, Banco Santander donated a total of 2.6 million euros to various social and labour insertion projects for groups at risk of social exclusion and to social economy and international cooperation projects. This is the largest amount ever raised by a Spanish bank through a solidarity investment fund. This sum will be distributed among 90 projects, benefiting close to 30,000 people.

In total, in 2018, Banco Santander helped over 500 thousand people in Spain.

Also, through the Banco Santander Foundation, the bank carries out important work in cultural patronage and the protection and recovery of natural spaces.

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b) Outsourcing and suppliers

Banco Santander has a supplier management model and policy that establishes a common methodology for all units about the selection, certification and assessment of suppliers. In addition to traditional criteria such as price and service quality, this methodology also considers social and environmental criteria. These include:

•

Whether the supplier has obtained official certifications related to quality, environmental management, labour relations, the prevention of workplace risks, corporate social responsibility and similar.

•	Whether they have subscribed to the Global Compact or have their own principles in respect of ethical, social and environmental questions and report about these on a regular basis.

•	Or whether they have frameworks, policies, procedures, records of indicators and/or initiatives related to environmental and social matters.

Also, the supplier certification policy was reviewed in 2018 in order, among other things, to include the new principles of responsible conduct for suppliers. These principles lay down the minimum conditions that the bank expects of its suppliers around ethics (ethics and conduct), labour matters (human rights, health and safety, and diversity and inclusion) and the environment. These principles are consistent with the ten principles of the Global Pact.

Similarly, the bank has a whistle-blowers’ channel for suppliers through which suppliers who provide services to Banco Santander, S.A. or any of its subsidiaries in Spain can report inappropriate conduct by Group employees which does not conform to the framework of the contractual relationship between the supplier and Santander and the general principles of conduct of the Bank.

c) Consumers

For Banco Santander S.A., a key characteristic of a responsible bank is that it manages and oversees the marketing and commercialization of products and services and consumer protection appropriately.

The bank has a commercialization committee whose goal is to prevent mis-selling of products and services and guarantee the protection of its customers by vetting products before they are released to the market.

It also has a consumer supervision and customer protection committee that oversees the products and services sold, ensures that they satisfy customers’ requirements and monitors the protection of their rights throughout the life cycle.

In addition, the corporate consumer protection policy establishes the criteria for the identification, organisation and implementation of consumer protection principles and the mechanism for the overseeing and supervising compliance.

In the last year, the Bank has been working on setting best practices in respect of the treatment of vulnerable customers and the prevention of over-indebtedness, in order to relay to all business units standards of action for the definition, identification, handling and management of customers in special circumstances and applying solutions adapted to their specific requirements, acting in their best interest and offering viable solutions.

These standards and good practices will be included in a corporate guide.

Appropriate management of complaints is another important aspect of a responsible banking strategy.

Banco Santander S.A. has a procedure for complaint management and root cause analysis whose objective is to issue standards to all the units for proper complaint management, ensuring compliance with the local and industry-wide regulations applicable in each case, and offering the best possible service to customers.

In 2018 Banco Santander SA received a total of 81,634 complaints. That was 21.41% lower than in 2017. Complaints fell significantly due to the reduction on mortgage arrangement costs complaints, despite the inclusion this year of complaints related to Grupo Popular.

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The bank also constantly monitors its customers’ opinions and their experiences with Santander. This information reveals how the range of services offered can be improved and helps to measure customer loyalty. In addition, customer satisfaction is one of the benchmarks in the variable compensation systems for most employees.

At the end of 2018, customer satisfaction with the bank in Spain was 87.1%, putting among the top 3financial entities with highest satisfaction levels.

d) Tax information

Banco Santander also contributes to the growth and progress of the communities in which it is present by paying taxes.

As part of its approach to responsible banking, Banco Santander’s tax strategy ensures appropriate tax payments are made in the various jurisdictions in which the bank operates, depending on the value creation in each one.

This tax strategy, which has been approved by the board of directors, is part of the corporate tax policy, which sets out common principles, guidelines and patterns for operating in the tax area.

In addition to paying its own taxes, the Bank also contributes economically and socially in those countries in which it operates by collecting third-party taxes that arise from the development of their daily economic activity, and in collaboration with the tax authorities.

The total taxes collected and paid by Banco Santander in Spain in 2018 amounted to 3,588 million euros, of which 1,765 million were the bank’s own taxes and 1,822 million euros were third-party taxes.

Total taxes collected and paid by the bank
€million
	Taxes over profit	Other taxes	Total own taxes	Third-party taxes	Total Contribution
Spain	464	1,301	1,765	1,822	3,588

6.	Research, development and innovation:

Innovation and technological development are a strategic pillar of Santander. Our objective is to respond to the new challenges that emanate from digital transformation, focusing on operational excellence and the customer experience.

Moreover, the data and information that we obtain from our new technological platforms will help us to better understand the customer journey of our clients and so be able to design a better digital profile that will enable us to generate greater confidence and increased customer loyalty.

As well as the competition between banks, financial entities must watch out for the new competitors that have entered the financial system, competitors whose great competitive advantage, and thus a differentiating factor, is their use of new technologies.

Consequently, developing an adequate strategic technology plan must allow for a greater capacity to adapt to customers’ needs (products and tailored services, full availability and excellent Service in all channels); enhanced processes, which ensure that the Group’s professionals attain greater reliability and productivity in the exercise of their functions, and lastly, adequate management of risks, endowing teams with the necessary infrastructure to provide Support for identifying and assessing all risks, be the business, operational and reputational risks, or regulatory and compliance ones.

In addition, Santander as a global systemically important bank, as well as its individual subsidiaries, is subjected to increasing regulatory demands that impact the systems’ model and the underlying technology. This makes further investments necessary in order to guarantee their compliance and legal security.

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The latest ranking by the European Commission (the 2018 EU Industrial R&D Investment Scoreboard, based on 2017 data) recognises, as did previous rankings, Santander’s technological effort, placing it first among Spanish companies and the first global bank in the study (and the only one of the 100 companies investing the most) on the basis of investment in R&D.

Technological investment in 2018 in R&D&i amounted to EUR 1,468 million (3% of gross income).

Santander views cybersecurity as one of the Group’s main priorities and a crucial element for supporting the Bank’s vision of ‘helping people and businesses prosper’ and ‘offering excellent digital services for our customers’. We continued in 2018 to develop measures to improve cybersecurity in all the Group’s spheres. We launched training measures for our professionals to improve how they handle cyber risk issues (set out in the chapter on Responsible banking). The Group Risk Management Report also details the various steps taken to measure, monitor and control risks related to cybersecurity, and their respective mitigation plans. For these reasons, we continue to invest in systems and platforms that help us to improve in this sphere.

As well as the new technological platform, the evolution of infrastructure and the aforementioned cybersecurity measures, the Group is driving its digital transformation through various projects and initiatives developed in almost all countries.

See more information in the Consolidated Directors’ Report.

7.	Customer service and customer defence

Customer Service Annual Report

In accordance with article 17 of order ECO / 734/2004 of March 11 of the Ministry of Economy on the departments and services of Customer Service and the Customer Ombudsman of Financial Institutions, the directors’ report summarizes the Annual Report to be presented by the holder of the Service on the Board of Directors in March 2019.

Customer service and customer defence service

In compliance with Law 44/2002 on Measures for the Reform of the Financial System of the 734/2004 Order of the Ministry of Economy on Departments and Services of Customer Service and the Customer Ombudsman of Financial Institutions and in accordance with Article 37 Of the Regulations of the Customer Claims and Attention and Defence Service in the Santander Group, below is a summary of the activity developed by the said Service during 2018, in relation to the management of complaints and claims.

This complaint and customer service department has managed during 2018 the claims of 28 companies of the Group in Spain.

Note that due to the absorption of Popular Banca Privada, S.A.U and Banco Pastor, S.A.U. by Banco Popular Español, S.A.U. and to the subsequent absorption of the latter by Banco Santander, all the claims and formal complaints received by these three companies during 2018 were transferred to Banco Santander, S.A.

Global evolution of complaints and claims received by the Bank in 2018

In 2018, 87,786 claims were accepted in the complaint and customer service department. Of these, 1,450 came through the Customer Ombudsman, 1,688 through the Bank of Spain, 228 through the National Securities Market Commission (CNMV) and 100 through the General Directorate of Insurance and Pension Funds (DGSFP).

We do not include in the list the floor clauses claims from the Banco Popular Group, since they were managed through the Claims Centre for Floor Clauses (CRS by its initials in Spanish) instead of the Claims and Customer Service Department. The CRS received 10,451 complaints during 2018.

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Analysis of claims by affected products

Complaints and claims

The following is the classification of complaints received in 2018 according to the type of product:

Number of complaints	2018
Assets	28,620
Liabilities	14,833
Services	12,576
Insurances	994
Funds and Plans	916
Payment methods	10,751
Securities / Capital Markets / Treasury	18,516
Others	580

87,786

Resolution of claims and complaints

As of 31 December 2018, 98% of the complaints and claims received had been resolved.

The average resolution time in 2018 was 24 calendar days. 52% of the complaints and claims resolved have required a processing time of more than 15 calendar days.

In 40% of cases, the resolutions have been favourable to customers.

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Entities

The following are the companies adhering to the Regulation of the Customer Service of Complaints, Care and Defence of the Santander Group and their corresponding number of complaints and claims received.

Entities	Admitted to processing	Non-admitted to processing
BANCO SANTANDER, S.A.	81,634	15,574
- Santander network	55,247	7,512
- Banco Popular, Pastor, Popular Banca Privada networks	26,387	8,062
SANTANDER CONSUMER FINANCE, S.A.	1,903	240
OPEN BANK, S.A.	1,604	5
SANTANDER SEGUROS Y REASEGUROS CÍA. ASEGURADORA,SA	759	54
SANTANDER CONSUMER, E.F.C., S.A.	364	3
SANTANDER ASSET MANAGEMENT, S.A., S.G.I.I.C.	307	17
SANTANDER PENSIONES, S.A., E.G.F.P.	296	8
SANTANDER ESPAÑA MERCHANT SERVICES, EP	255	4
ALLIANZ POPULAR VIDA	187	13
ALTAMIRA SANTANDER REAL ESTATE, S.A.	158	11
EURO AUTOMATIC CASH	138
ALLIANZ POPULAR ASSET MAN	86	5
ALLIANZ POPULAR PENSIONES	61	2
SANTANDER FACTORING Y CONFIRMING, S.A., E.F.C.	16
SANTANDER LEASE, S.A., E.F.C.	7	1
SANTANDER REAL ESTATE, S.A., S.G.I.I.C.	7
PASTOR VIDA, S.A. DE SEGUROS Y REASEGUROS	2	1
LURI 6, S.A.U.	1
SANTANDER SECURITIES SERVICES	1
POPULAR BOLSA, SV., S.A.	—	—
POPULAR GESTION PRIVADA, S.G.I.I.C., S.A.	—	—
SANTANDER INVESTMENT, S.A.	—	—
SANTANDER BRASIL E.F.C., S.A.	—	—
SANTANDER INTERMEDIACIÓN CORREIDURÍA DE SEGUROS, S.A.	—	—
SANTANDER PRIVATE BANKING GESTIÓN, S.A., S.G.I.I.C	—	—
SANTANDER INVESTMENT BOLSA, S.V., S.A.	—	—
TRANSOLVER FINANCE, E.F.C., S.A.	—	—
SANTANDER CAPITAL DESARROLLO, S.G.E.I.C., S.A.U.	—	—

Total	87,786	15,938

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The network of branches and the different channels of relationship solve, in the first instance, the requests, disconformities or incidents that the clients communicate to the Bank, trying to avoid that they become complaints to other instances.

8.	Risk management, solvency and capital:

See notes 49 and 1.e) on risk and capital to the Bank Annual Accounts. See more information in the Consolidated Directors’ Report.

9.	Other relevant information

9.1 Treasury shares:

See note 30 to the Bank Annual Accounts.

Our current treasury share policy was approved by our board on 23 October 2014, following recommendations published by the CNMV in this respect. The policy provides that treasury share transactions shall have the following objectives:

•	To provide liquidity or a supply of securities, as applicable, in the market for the Bank’s shares, giving depth to such market and minimising possible temporary imbalances in supply and demand.

•	To take advantage, for the benefit of shareholders as a whole, of situations of share price weakness in relation to medium-term performance prospects.

The policy further establishes that treasury share transactions may not be carried out for the purpose of intervening in the free formation of prices. Therefore, it requires that:

•	Orders to buy should be made at a price not higher than the greater of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The highest price contained in a buy order of the order book.

•	Orders to sell should be made at a price not lower than the lesser of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The lowest price contained in a sell order of the order book.

Transactions with treasury shares are carried out by the investments and holdings department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective Chinese walls, preventing it from receiving any inside or relevant information.

Trading in treasury shares was last authorised at our 2018 AGM. This authorisation has a validity of five years (i.e. until 23 March 2023) and permits the acquisition of treasury shares provided that the shares held at any point in time do not exceed the legal limit provided for under the Spanish Companies Act (currently, 10% of the Bank’s share capital).

It further requires that acquisitions are made at a price that is not lower than the nominal value of the shares and does not exceed the last trading price in the Spanish market for a transaction in which the Bank was not acting for its own account by more than 3%.

At 31 December 2018, Banco Santander, S.A. had no treasury shares.

9.2 Dividend policy:

As required in the Bank’s by-laws, each year the shareholder remuneration policy is submitted for approval by the AGM.

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In relation to the financial year 2017, the Bank paid its shareholders (with a charge against earnings for the year) EUR 0.22 per share, in four instalments: three cash payments of EUR 0.06 per share, and one payment for EUR 0.04 per share, through the remuneration programme named Santander Scrip Dividend, which allows shareholders to elect to receive the amount equivalent to the dividend either in cash or in Santander shares. The average percentage of acceptance of the payment in shares was 84.61%.

In 2018, the board of directors intends the payment against earnings for the year to be EUR 0.23 per share, to be paid quarterly. EUR 0.065 per share has already been paid in cash for the first and third dividends (August 2018 and February 2019, respectively), as well as EUR 0.035 per share through the Santander Scrip dividend programme (with a 76.55% acceptance rate of the payment in shares) for the second dividend (November 2018). The remaining EUR 0.065 per share is expected to be paid in April/May, in cash. This remuneration represents an average return of 4.75 % on the share price in 2018. The dividend per share paid increased 4.5% compared to 2017.

In April 2018, we announced the intention of the board to propose that the payment of dividends to be charged to the 2019 earnings be paid entirely in cash semi-annually.

9.3 Stock market information:

The Bank’s shares are listed on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia, with trading symbol SAN), the New York Stock Exchange (in the form of American Depositary Shares, ‘ADS’ with trading symbol SAN), where each ADS represents one share of the Bank, the London Stock Exchange (in the form of Crest Depositary Interests, ‘CDI’ with trading symbol BNC), where each CDI represents one share of the Bank and the Warsaw Stock Exchange (with trading symbol SAN). They also trade on the unsponsored international trading system of the Mexican Stock Exchange (with trading symbol SANN).

In 2018 and early 2019, the number of secondary listings was streamlined and the Bank’s shares were delisted from the Buenos Aires, Milan, Lisbon and Sao Paulo stock exchanges.

Markets ended 2018 much lower, after a start to the year with rises driven by the positive impact of the US’s tax reform. This positive environment, however, dissipated in the following months because of greater volatility in stock markets mainly due to: (i) the political uncertainty in Italy and Brazil; (ii) the lack of agreement over Brexit, (iii) the increase in financial tensions in developing countries because of the dollar’s appreciation, after the Fed raised its interest rates and the ECB continued its policy of monetary normalisation and announced the end of quantitative easing, and (iv) the escalation of trade tensions between the US and China and its possible impact on confidence and the global economy. Fears of slowdown in the global economy, coupled with the partial shutdown of the US government, intensified the fall in shares in the last part of the year.

In this context, the main indices and the Santander share ended lower. The Santander share was down 27.5% at EUR 3,973, while Euro Stoxx Banks and Stoxx Banks fell 33.3% and 28.0%, respectively. The Ibex 35 benchmark index of the Madrid Stock Exchange declined 15.0%, the DJ Stoxx 50 13.1% and the MSCI World Banks 19.7%. Santander’s total shareholder return was 24.3% lower.

As of 31 December, Santander was the largest bank in the eurozone by market capitalisation (EUR 64,508 million) and 16th in the world. 19,040 million Santander shares were traded during 2018 for an effective value of EUR 95,501 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 118%).

The total number of Santander shareholders at 31 December was 4,131,489 of which 3,857,687 were European (77.3% of the capital stock) and 256,366 from the Americas (21.6%). Excluding the board of Santander Group, which represents 1.1% of the Bank’s capital stock, retail stakeholders hold 39.8 % and institutional shareholders 59.1%.

9.4 Average period of payment to suppliers:

The average period of payment to suppliers during 2018 is 12 days, term which is below the maximum established in applicable regulations.

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10.	Events after the reporting period:

On 6 February 2019, the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the

5-year Mid-Swap Rate.

11.	Annual corporate governance report:

According to article 540 of the Spanish Capital Companies Law, Santander has prepared the 2018 Annual corporate governance report (that is part of the directors’ report of that financial year) with the contents determined by Order ECC/461/2013, of 20 March, and by Circular 5/2013, of 12 June, of the CNMV as defined by Circular 7/2015, of 22 December and Circular 2/2018, of 12 June, of the CNMV. This report includes a section that refers to the compliance of the corporate governance recommendations in Spain.

The annual corporate governance report is included, as a separate section, in the Individual Directors’ Report in accordance with the provisions of article 538 of the Capital Companies Law. The aforementioned report is sent individually, as a material fact, to the National Securities Market Commission (CNMV). It is available on the Bank’s corporate website (www.santander.com) and on the CNMV website (www.cnmv.es).

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Corporate governance

106	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

107

1. Overview of corporate governance in 2018

Redesigned corporate governance report

On 12 June 2018, the Spanish National Securities Market Commission (CNMV) approved new formats for the annual corporate governance and remuneration reports required for listed Spanish companies and, more importantly, allowed companies to draft their reports in a free format.

This welcome regulatory flexibility, together with the fresh look that we have given to this 2018 consolidated directors’ report (see introduction to this report on page 2) has led to a new approach being adopted for the 2018 corporate governance report which now consists in this chapter in the consolidated directors’ report.

Key to understanding the changes:

•	In this 2018 corporate governance report, we have opted to follow a free format.

•	This has allowed us in this 2018 corporate governance report to merge (1) the summary content that we typically included in the annual report and (2) the legally required content for the corporate governance report proper.

•	With the purpose of providing a holistic view of our corporate governance practices in one single document, we have also included in this 2018 report the content that was previously set out in the reports on the activities of our board of directors’ committees (see sections 4.4 to 4.7).

•	This year’s report also includes (1) the annual report on directors’ remuneration that we are required to prepare and submit to a non-binding vote at our annual general shareholders’ meeting (AGM), (see section 6 ‘Remuneration’) and, (2) our directors’ remuneration policy, (see section 6.4

‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’ at our 2019 AGM). These were published previously separately but there was significant overlap with the corporate governance report.

•	Therefore, we now publish in a single document the content that was previously included in at least five documents covering the same subject matter.

It is important to point out that the new format does not imply a reduction in the information we provide. It simply presents it in a more rational and organised manner. To achieve this, the 2018 corporate governance report does not fully diverge from its previous format:

•	Section 9.1 ‘Reconciliation to CNMV’s corporate governance report model’ and section 9.4 ‘Reconciliation to CNMV’s remuneration report model’ include cross references to where information can be found in this chapter or elsewhere in this annual report for each section of the corporate governance and remuneration reports in CNMV’s prescribed format.

•	Moreover, we have traditionally filled in the ‘comply or explain’ section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, have included in section 9.3 ‘Cross-reference table for comply or explain in corporate governance recommendations’ a chart with cross-references showing where the information supporting each response can be found in this 2018 corporate governance chapter or elsewhere in this consolidated directors´report.

1.1 Refreshing the board

Continued board composition improvement

Throughout 2018, we continued to refresh and strengthen our board, reflecting our strong commitment to ensuring balance and diversity. The main board changes were as follows:

Mr Álvaro Cardoso de Souza was appointed as an independent director at our 2018 AGM. He filled the vacancy left by executive director Mr Matías Rodríguez Inciarte.

Mr Álvaro Cardoso de Souza strengthens the international diversity of the board and brings to it his strong industry experience, which also reinforces the overall risk management and accounting skills within the board. This experience was acquired in an international environment considered strategic for our Group, as he has held different executive positions at Citibank and several listed companies in Brazil.

•	Mr Henrique de Castro has been proposed by the board of directors for election at our 2019 AGM as new independent director to fill the vacancy left by Mr Juan Miguel Villar Mir on 1 January 2019.

108	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Overview of corporate governance in 2018

Mr Henrique de Castro brings to the board his sound experience in the technological and digital industry along with significant experience in the US market, which he has acquired through top positions held in companies such as Yahoo! Inc. and Google, Inc.

•	Mr José Antonio Álvarez, who continues as our Chief Executive Officer (CEO), has been appointed executive vice chairman of the board on 15 January 2019. Mr Guillermo de la Dehesa, in turn, continues as director but ceased to be vice chairman on that date.

Changes	Stepping down from role	Taking up role
Increase in independent	Mr Matías	Mr Álvaro Cardoso
directors	Rodríguez Inciarte	de Souza

Refreshment of	Mr Juan Miguel	Mr Henrique
independent directors	Villar Mir	de Castro

Refreshment of	Mr Guillermo	Mr José Antonio
vice chairman	de la Dehesa	Álvarez

Board committees

Our board has also made changes to the composition of its committees, in order to continue strengthening their performance and support to the board in their respective areas, according to the best international practices and internal rules and regulations.

The changes effected are:

•	Executive committee: Ms Belén Romana became a member of the committee on 1 July 2018, increasing the number of independent directors in the committee.

•	Appointments committee: Mr Ignacio Benjumea left the committee on 1 July 2018, differentiating the composition of the appointments committee from the remuneration committee, in line with best practices.

•	Risk supervision, regulation and compliance committee: Mr Álvaro Cardoso de Souza became a member of the committee on 23 April 2018 and subsequently was appointed as its chairman on 1 October 2018. Mr Bruce Carnegie-Brown, the former chairman, left the committee on 1 January 2019, following a suitable transition period. Mr Guillermo de la Dehesa left the committee on 1 July 2018.

•	Innovation and technology committee: Mr Rodrigo Echenique Gordillo and Ms Esther Giménez-Salinas i Colomer left the committee on 1 July 2018.

•	The new responsible banking, sustainability and culture committee was established, appointing Mr Ramiro Mato García-Ansorena as chairman and Ms Ana Botín-Sanz de Sautuola y O’Shea, Ms Belén Romana García, Ms Homaira Akbari, Ms Sol Daurella Comadrán, Ms Esther Giménez-Salinas i Colomer and Mr Ignacio Benjumea Cabeza de Vaca as members. On 24 July 2018 Mr Álvaro Cardoso de Souza was appointed also member of this committee.

1.2 New responsible banking, sustainability and culture committee

Our board has created a responsible banking, sustainability and culture committee to help the Group progress towards its goal of being a more responsible Bank.

The committee’s purpose is to assist our board in pursuing and reviewing the corporate culture and values and to advise on its relations with the various stakeholders, especially employees, customers and communities in which our Group carries out its activities.

The committee will also supervise the way in which the Group manages business responsibly and how we are helping people and businesses prosper.

For further information see ‘Responsible banking, sustainability and culture committee’ in section 4.3 of this chapter and the ‘Responsible banking’ chapter.

1.3 Achieving our 2018 priorities

The 2017 annual report disclosed our corporate governance goals and priorities for 2018. The following chart describes how we have delivered on each priority.

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2018 goals	How we have delivered

Board refreshment

Strengthen the composition of the board of directors, showing commitment to international diversity, especially from the strategic markets in which the Group operates, and ensure a suitable composition of the committees to improve performance of their functions and their respective areas of action.

Throughout 2018, significant work has been carried out to ensure that the overall composition and skills of our board of directors and board committees are appropriate. Desired areas of experience were identified and incorporated into board succession and recruitment planning overseen by the appointments committee.

Mr Álvaro Cardoso de Souza’s appointment has further strengthened the board’s international diversity, specifically in relation to Latin America / Brazil.

Section 1.1 ‘Refreshing the board’ describes other changes and improvements made to the composition of our board and board committees.

In addition, the tenure of board members remained a key area of focus, ensuring that an appropriate balance between board refreshment and retaining continuity and stability was achieved. Our appointments committee also assessed the composition of the board committees to ensure continuity of effectiveness, skillset, experience, overall stability and appropriate distribution of workload following the creation of the responsible banking, sustainability and culture committee.

Boardroom Further improve the independence of the board by increasing the number of meetings between the independent board members and the lead independent director.	The number of private meetings between independent directors and the lead independent director was increased, scheduled at regular intervals throughout the year.

Board dynamics

Intensify the board’s dedication to strategic matters and, in addition to the specific annual meeting dedicated specifically to strategic matters, hold a meeting every six months on the progress of the strategic plan. Dedication to the supervision of emerging risks and cybersecurity will also be strengthened.

Our board reviews the progress of the strategic plan on a regular basis in line with the established priority, and held its annual Strategy Day in June 2018.

Our board has focused closely on emerging risks, including cybersecurity risks. Our Group chief risk officer reports to the board on a monthly basis on all risks and the Group cybersecurity officer reports on cybersecurity matters on a quarterly basis.

Board committees Continue strengthening the functions and activities of the committees in advising and supporting the board.	All board committee functions are under constant review to ensure that all matters reviewed by the board have been previously assessed and challenged by the appropriate board committee(s). In addition, the main issues addressed by our committees are disclosed to our board as part of the report made by the relevant committee chair to the board in each meeting.

Responsible banking, sustainability and culture committee

Establish the new responsible banking, sustainability and culture committee. Intensify the board’s involvement in the development of corporate culture and its commitment to responsible business practices in relation to diversity, inclusion and sustainability.

Our responsible banking, sustainability and culture committee has been set up in June 2018. See section 1.2 ‘New responsible banking, sustainability and culture committee’. The committee’s key areas include whistleblowing, corporate culture, disclosure of the Bank’s approach to tax and the Bank’s approach to various stakeholders; in addition to the oversight and scrutiny of how the Bank is fulfilling its purpose, including tackling issues such as financial exclusion, providing green finance and supporting small- and medium-sized enterprises. The committee operates in full coordination with the risk supervision, regulation and compliance committee given convergence of responsibilities.

Regulatory framework

Execute the modifications introduced in the Rules and regulations of the board, putting into practice the best operating practices of our governance bodies that arise from the new guidelines issued by the European Banking Authority (EBA) and the European Securities and Markets Authority (ESMA), and also meet the expectations of the supervisor.

Various actions have been taken: our audit committee has carried out a final assessment of the external auditor’s performance in relation to the audit of the annual financial statements, as well as an annual assessment of the internal audit function and the performance of the head of this function. The supervisory role of our risk supervision, regulation and compliance committee has been strengthened with regard to risk and compliance functions. The composition of the appointments committee has been modified in line with best practices.

1.4 Continued improvement in corporate governance

We have a strong commitment to continuously strengthening our corporate governance framework and further improving its soundness and effectiveness in the coming years. This is key to successfully fulfilling our mission of becoming a more responsible Bank in an era of disruption, and to our success in tackling the many challenges that face us in today´s digital world.

That is why, on top of delivering on our 2018 priorities and the other enhancements mentioned above, we have continued to work on improvements on corporate governance:

•	Greater transparency. As mentioned in the ‘Introduction’ to this consolidated directors’ report and in the introduction of this Corporate governance chapter, in 2018 we have taken a significant leap forward in terms of improved disclosure in corporate governance and generally.

•	Further insight into the skills of our directors. In our 2017 annual report we took the step of identifying each director in our board skills matrix. In this report, we have further revised

110	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Overview of corporate governance in 2018

the matrix, adding new skills that have become relevant to our shareholders and ourselves (such as responsible banking and sustainability, human resources, talent, culture and remuneration), covering thematic skills, horizontal skills and diversity separately and including board tenure side-by-side for a clearer and more complete view . See ‘Board skills and diversity matrix’ in section 4.2. In addition, we have highlighted key skills attributed to each director in their profiles under section 4.1 ‘Our directors’.

•	Moving to full gender equality at board level. On 26 February 2019 our board took the significant step of replacing our already achieved target of 30% of women representation in our board to a gender equality target that we will seek to achieve by 2021. This new gender equality target will mean that our board will strive to have a presence of women in the board of 40% to 60%. See section 4.2 ‘Board composition’.

•	Reflecting our good long-standing practices in our Rules and regulations of the board. We have in many respects gone beyond our own board rules in adopting best practices in corporate governance. From time to time, we amend our Rules and regulations of the board to embed those practices more formally. These are just the latest examples:

•	Reflecting in our Rules and regulations of the board the full independence of our audit committee. Since 2005, we have gone beyond what our Rules and regulations of the board require by having an audit committee composed entirely of independent directors. On 26 February 2019 our board decided to build that practice into a rule by amending our Rules and regulations of the board. See section 4.3 ‘Board functioning and effectiveness’.

•	The transferring of main responsibility for corporate governance to our appointments committee. The strong oversight of our appointments committee on board effectiveness has meant that it has increasingly dealt with corporate governance-related matters beyond effectiveness. On 26 February 2019 our board, following best practices, decided to broaden the mandate of our appointments committee in corporate governance matters and has correspondingly reduced that of the risk supervision, regulation and compliance committee. In addition, given his particular involvement in corporate governance of our lead director, engagement with shareholders and appointments issues, the board has also expressly provided in the Rules and regulations of the board for his membership of the appointments committee. See ‘Rules and regulations of the board’ in section 4.3.

1.5 Priorities for 2019

Our board’s priorities on corporate governance for 2019 are the following:

•	Responsible banking will be a higher priority than ever. Our culture and corporate values are essential for long term value creation. For these purposes we will focus on:

•	Overseeing our business practices to ensure they are sound and responsible and how we engage with all our stakeholders.

•	Strong governance in decisions relating to sustainability and responsible banking, as well as transparency and disclosure of our non-financial information (environmental, social, prevention of corruption and bribery, ethics, etc.) will be also key for our responsible banking, sustainability and culture committee.

•	Strategy: in the complex environment of today´s financial markets, the success of the Bank requires:

•	The understanding that innovation and digital/technological transformation are a catalyst in our business model and strategy, turning technology challenges into opportunities.

•	In addition to the close monitoring of emerging and geopolitical risks.

•	Engagement with investors and other stakeholders, closely monitored by:

•	Providing tailored feedback to all of stakeholders through, among others, the leadership of the lead independent director and one-to-one meetings, and meeting their expectations with transparency and reliability. Listening and giving voice to investors will enable the Bank to deliver better long term returns.

•	Leveraging on the implementation of the European Union shareholders’ rights directive and other legislation to enhance and encourage stakeholder relations.

•	Diversity in the boardroom: a strong and unbreakable commitment with broader diversity will remain a focus for our board and our appointments committee. The updated board skills and diversity matrix mentioned above will allow any gender and/or other types of imbalance to be addressed. Diversity is not a box to be ticked but a strategy for our success.

•	Ongoing board refreshment with an appropriate and diverse composition of our board and board committees, in addition to a balanced tenure within the board, will remain a priority for the coming years.

•	Compensation effectiveness: our board and the remuneration committee will continue to focus on shaping compensation structures and schemes for our executives, according to our corporate culture and values, while driving them towards alternative performance metrics.

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2. Ownership structure

●	Broad, widely distributed and well balanced shareholder base

●	A single class of shares

●	No takeover defences in our Bylaws

●	Authorised capital in line with best practices, providing the necessary flexibility

2.1 Share capital

Our share capital is represented by ordinary shares with a par value of 0.50 euros each. All shares belong to the same class and carry the same rights, including as to voting and dividend.

There are no outstanding bonds or securities convertible into shares, other than the contingent convertible preferred securities (CCPPS) referred to in the next section 2.2 ‘Authority to increase capital’.

At 31 December 2018, the Bank had a share capital of EUR 8,118,286,971 represented by 16,236,573,942 shares.

In 2018, the share capital was altered only once through the capital increase made on 6 November 2018 as part of the Santander scrip dividend programme. A total of 100,420,360 new shares were issued representing 0.62% of the share capital at 31 December 2018.

We have a broad, widely distributed and balanced shareholder structure. At 31 December 2018, the total number of Santander shares owned or represented by shareholders was 4,131,489 and the distribution by type of investor, continent and size of shareholding was as follows:

Type of investor	% of share capital
BoardA	1.13%
Institutional	59.11%
Retail	39.76%

Total	100%

A.

Shares owned or represented by directors. For further details on shares owned and represented by directors, see ‘Tenure, committee membership and equity ownership’ in section 4.2 and subsection A.3 in section 9.2 ‘Statistical information on corporate governance required by CNMV’.

Continent	% of share capital
Europe	77.29%
Americas	21.63%
Rest of the world	1.08%

Total	100%

Size of shareholding	% of share capital
1-3,000	9.44%
3,001-30,000	17.19%
30,001-400,000	11.60%
Over 400,000	61.77%

Total	100%

2.2 Authority to increase capital

Under Spanish law, the authority to increase share capital rests with the general shareholder’s meeting (GSM). However, our GSM may delegate to our board of directors the authority to approve or execute capital increases. Our Bylaws are fully aligned with Spanish law, and do not establish any different conditions for share capital increases.

At 31 December 2018, our board of directors has been authorised by the GSM to approve or execute the following capital increases:

•	Authorised capital to 2021: At our 2018 AGM, our board was authorised to increase share capital on one or more occasions and at any time by up to EUR 4,034,038,395.50 (or approx. 8,000 million shares representing approximately 49.70% of the share capital at 31 December 2018). This authority was granted for three years (i.e. until 23 March 2021).

The authority can be used for issuances for a cash consideration, with or without pre-emptive rights for shareholders, and for capital increases to back any convertible bonds or securities issued under the authority granted to our board by the 2015 GSM to issue convertible bonds and securities.

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The issuance of shares without pre-emptive rights under this authority is capped at EUR 1,613,615,358 (20% of capital at the time of the 2018 AGM or approx. 3,227 million shares representing approximately 19.88% of the share capital at 31 December 2018). This limit applies also to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).

This authority has not been used to date except in connection with the issuances of CCPS of 8 February 2019 mentioned below.

•	Capital increases approved for contingent conversion of CCPS: We have issued contingent convertible preferred securities that qualify as additional tier 1 instruments for regulatory capital purposes and which would convert into newly-issued shares if the CET1 ratio fall below a pre-established threshold. Each of these issuances is therefore backed by a capital increase approved under the authority to increase capital granted by the GSM to our board in force at the time of the CCPS issuance. The following chart shows the CCPS in circulation at the time of preparing this corporate governance report, with details of the capital increases backing them. The execution of these capital increases is therefore contingent and has been delegated to the board of directors.

Issues of contingent convertible preferred securities

Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion	Maximum number of shares in case of conversionA
12/03/2014	EUR 1,500 million	6.25% for the first five years		345,622,119
19/05/2014	USD 1,500 million	6.375% for the first five years		228,798,047
11/09/2014	EUR 1,500 million	6.25% for the first seven years	If, at any time, the	299,401,197
25/04/2017	EUR 750 million	6.75% for the first five years	CET1 ratio of the	207,125,103
29/09/2017	EUR 1,000 million	5.25% for the first six years	Bank or the Group is	263,852,242
19/03/2018	EUR 1,500 million	4.75% for the first seven years	less than 5.125%	416,666,666
08/02/2019	USD 1,200 million	7.50% for the first five years		388,349,514

A.

The figure corresponds to the maximum number of shares that could be required to cover the conversion of the relevant CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any anti-dilution adjustments and the resulting conversion ratio).

•	Annual delegation to execute a capital increase (which is nearing expiry and will not be renewed): As has occurred every year in the recent past, at our 2018 AGM, our board was delegated the power to execute a capital increase with preemptive rights for shareholders of EUR 500 million (or 1,000 million shares). Our board has not exercised this delegated power to date and the agreement will expire on the anniversary of our 2018 AGM (i.e. 23 March 2019). Our board will not propose the same delegation of power at our 2019 AGM in line with best practices in this area and the fact that the desired flexibility to increase capital is achieved with the authorised capital referred to above, which is consistent with those best practices.

2.3 Significant shareholders

At 31 December 2018, no shareholder of the Bank individually held more than 3% of its total share capital (which is the significant threshold generally established under Spanish regulations for a significant holding in a listed company to be disclosed)1. Our Bylaws do not include any specific provisions for significant holdings.

While at 31 December 2018 certain custodians appeared in our register of shareholders as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of which exceed that threshold individually. These custodians are State Street Bank and Trust Company (13.091%), The Bank of New York Mellon Corporation (8.853%), Chase Nominees Limited (6.695%), EC Nominees Limited (3.958%) and BNP Paribas (3.791%).

In addition, BlackRock Inc. had as of that date informed CNMV of its significant holding of voting rights in the Bank (5.585%) but had noted in its communications that the corresponding shares were being held for the account of a number of mutual funds or other investment entities, none of which exceeded 3% individually.

Throughout 2018 BlackRock Inc. informed CNMV of the following movements regarding its voting rights in the Bank: 23 April, decrease below 5%, 8 May, increase above 5%, 24 July, decrease below 5%, 3 August, increase above 5%, and 11 December, decrease below 5%. In addition, the asset manager Capital Research and Management Company notified CNMV that on 21 March 2018 it had increased its voting rights above 3%, and on 9 August 2018 that it had decreased it below 3%. The website of CNMV contains the aforementioned notices.

It should be noted that there may be some overlap in the holdings declared by the above mentioned custodians and asset manager.

1.

At 31 December 2018 neither our shareholders registry nor CNMV’s registry showed any shareholder resident in a tax haven with a shareholding of 1% or higher of our share capital (which is the other threshold applicable under Spanish regulations).

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While there are currently no shareholders qualifying as a significant shareholder, it should be noted that our Bylaws and Rules and regulations of the board provide an appropriate system for vetting and approving related party transactions as indicated in section 4.8 ‘Related-party transactions and conflicts of interest’.

2.4 Shareholders’ agreements

In February 2006, a shareholders’ agreement was entered into by various persons linked to the Botín-Sanz de Sautuola y O’Shea family whereby a syndicate was created with respect to the Bank’s shares. CNMV was informed of the execution of this agreement and the subsequent amendments made by the parties, and this information can be found on CNMV website2. There have been no amendments in financial year 2018.

The main provisions of the agreement are the following:

•	Transfer restrictions: except when the transferee is also a party to the agreement or the Fundación Botín, any transfer of the Bank’s shares expressly included in the agreement requires prior authorisation from the syndicate meeting, which may be granted or denied freely; and

•	Voting syndicate: under the agreement, the parties undertake to syndicate and pool the voting rights attached to their shares in the Bank, so that these rights may be exercised, and, in general, the syndicate members will act towards the Bank in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation established by the syndicate. This syndication and pooling of voting rights covers not only the shares expressly attached to the syndicate under the agreement but also any voting rights attached to other Bank shares held either directly or indirectly by the parties to the agreement, and any other voting rights assigned thereto, for as long as they hold those shares or are assigned those rights. For this purpose, representation of the syndicated shares is attributed to the chair of the syndicate, who shall be the chairman of the Fundación Botín (currently Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea). Ms Ana and Mr Javier Botín-Sanz de Sautuola y O’Shea are siblings.

The initial term of the agreement ends on 1 January 2056, but it will be automatically extended for further 10-year periods unless terminated by one of the parties with 6-months prior notice before the end of the initial term or the end of one of the extension periods. The agreement may only be terminated by unanimous agreement of all the syndicated shareholders.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.273% of its share capital at the end of 2018). In addition, as established in the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the parties to the agreement, or whose voting rights are attributed to them, from time to time. Accordingly, at 31 December 2018, a further 39,057,250 shares (0.241% of the Bank’s share capital at such date) were also included in the syndicate. The total number of shares subject to the shareholders’ agreement was 79,798,339, representing 0.491% of the Bank’s share capital at such date.

Subsection A.7 of section 9.2 ‘Statistical information on corporate governance required by CNMV’ shows the list of parties to the shareholders´ agreement.

2.5 Treasury shares

Our current treasury share policy was approved by our board on 23 October 2014, following recommendations published by CNMV in this respect. The policy provides that treasury share transactions shall have the following objectives3:

•	To provide liquidity or a supply of securities, as applicable, in the market for the Bank’s shares, giving depth to such market and minimising possible temporary imbalances in supply and demand.

•	To take advantage, for the benefit of shareholders as a whole, of situations of share price weakness in relation to medium-term performance prospects.

The policy further establishes that treasury share transactions may not be carried out for the purpose of intervening in the free formation of prices. Therefore, it requires that:

•	Orders to buy should be made at a price not higher than the greater of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The highest price contained in a buy order of the order book.

•	Orders to sell should be made at a price not lower than the lesser of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The lowest price contained in a sell order of the order book.

Transactions with treasury shares are carried out by the Investments and Holdings department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective Chinese walls, preventing it from receiving any inside or relevant information.

Trading in treasury shares was last authorised at our 2018 AGM. This authorisation has a validity of five years (i.e. until 23 March 2023) and permits the acquisition of treasury shares provided that the shares held at any point in time do not exceed the legal limit provided for under the Spanish Companies Act (currently, 10% of the Bank’s share capital).

The authorization further requires that acquisitions are made at a price that is not lower than the nominal value of the shares and does not exceed the last trading price in the Spanish market for a transaction in which the Bank was not acting for its own account by more than 3%.

We are proposing to our 2019 AGM the renewal of this authorization. See section 3.5 ‘Our coming 2019 AGM’.

At 31 December 2018, the Bank and its subsidiaries held 12,249,652 shares representing 0.075% of our share capital at that date (compared to 3,913,340 at 31 December 2017, representing 0.024% of our Bank’s share capital).

2.

For more information about this shareholder agreement, see material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703 and 226968 filed in CNMV on 17 February 2006, 3 June 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015 and 29 July 2015, respectively and also can be found on the Group’s website.

3.

The policy focuses on the discretionary trading of treasury shares. The policy applies partially to trading of treasury shares linked to customer activities, such as market risk hedging and brokerage activities, or hedging for customers.

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The following chart summarises the monthly average percentages of treasury shares between 2018 and 2017.

Monthly average percentages of treasury sharesA

% of the Bank’s share capital at month end

	2018	2017
January	0.04%	0.05%
February	0.03%	0.02%
March	0.02%	0.01%
April	0.04%	0.01%
May	0.05%	0.02%
June	0.07%	0.03%
July	0.07%	0.07%
August	0.07%	0.10%
September	0.07%	0.09%
October	0.07%	0.08%
November	0.07%	0.07%
December	0.07%	0.05%

A.	Monthly average of daily positions of treasury shares.

In 2018, trading of treasury shares by the Bank and its subsidiaries involved:

•	The purchase of 206,780,988 shares equivalent to a par value of EUR 103,4 million (cash amount of EUR 1,026.4 million) at an average purchase price of EUR 4.96 per share;

•	The sale of 198,444,971 shares equivalent to a par value of EUR 99.2 million (cash amount of EUR 988.3 million) at an average price of EUR 4.98 per share; and

•	A net loss for the Group of EUR 118,080 that has been recognised in the Group’s equity under shareholders’ equity-reserves.

The following chart reflects the significant changes in treasury stock during the year, which have been communicated to CNMV.

Notification date	Total of acquired direct shares	Total of acquired indirect shares	Total % of share capitalA
04/04/2018	128,699,007	32,857,278	1.002%
29/06/2018	76,457,880	8,469,406	0.526%

A.	Percentage calculated with the existing share capital at the date of the notification.

2.6 Stock market information

Markets

The Bank’s shares are listed on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia, with trading symbol SAN), the New York Stock Exchange (NYSE) (in the form of American Depositary Shares, ‘ADS’, with trading symbol SAN and where each ADS represents one share of the Bank), the London Stock Exchange (in the form of Crest Depositary Interests, ‘CDI’, with trading symbol BNC and where each CDI represents one share of the Bank) and the Warsaw

Stock Exchange (with trading symbol SAN). They also trade on the unsponsored Sistema Internacional de Cotizaciones of the Mexican Stock Exchange (with trading symbol SANN).

From July 2018 to early 2019, the number of secondary listings was streamlined and the Bank’s shares were delisted from the Buenos Aires, Milan, Lisbon and São Paulo stock exchanges. In Mexico the Bank shares have been delisted from the Índice de Precios y Cotizaciones and listed in the above mentioned Sistema Internacional de Cotizaciones.

Share price performance

Markets ended 2018 much lower, after a start to the year with rises driven by the positive impact of the US’s tax reform. This positive environment, however, dissipated in the following months because of greater volatility in stock markets mainly due to: (i) the political uncertainty in Italy and Brazil; (ii) the lack of agreement over Brexit; (iii) the increase in financial tensions in developing countries because of the dollar’s appreciation, after the Fed raised its interest rates and the European Central Bank (ECB) continued its policy of monetary normalisation and announced the end of quantitative easing and (iv) the escalation of trade tensions between US and China and its possible impact on confidence and the global economy. Fears of slowdown in the global economy, coupled with the partial shutdown of the US government, intensified the fall in shares in the last part of the year.

In this context, the main indices and the Santander share ended lower. The Santander share was down 27.5% at EUR 3.973, while Euro Stoxx Banks and Stoxx Banks fell 33.3% and 28.0%, respectively. The Spanish market Ibex 35 benchmark index declined 15.0%, the DJ Stoxx 50 13.1% and the MSCI World Banks 19.7%. Santander’s total shareholder return was 24.3% negative.

Market capitalisation and trading

As of 31 December 2018, Santander was the largest bank in the eurozone by market capitalisation (EUR 64,508 million) and 16th in the world. A total of 19,040 million Santander shares were traded during 2018 for an effective value of EUR 95,501 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 118% in 20184).

The Santander share

	2018	2017
Shares (million)	16,236.6	16,136.2
Price (EUR)
Closing price	3.973	5.479
Change in the price	-27.5%	+12.3%
Maximum for the period	6.093	6.246
Date of maximum for the period	26/01/18	08/05/17
Minimum for the period	3.800	4.838
Date of minimum for the period	27/12/18	02/01/17
Average for the period	4.844	5.562
End-of-period market capitalisation (million)	64.508	88.410
Trading
Total volume of shares traded (million)	19,040	20,222
Average daily volume of shares traded (million)	74.7	79.3
Total cash traded (EUR million)	95,501	113,665
Average daily cash traded (EUR million)	374.5	445.7

4.	Total volume of shares traded over average number of shares in issue.

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3. Shareholders. Engagement and shareholders meeting

●	One share, one vote, one dividend

●	No takeover defences in our Bylaws

●	High participation and engagement of shareholders in our AGM

3.1 Shareholder engagement

The Bank is at the forefront of the best practices in engagement with shareholders and institutional investors, focusing in earning their lasting loyalty and driving profitability and sustainable growth to their investments, in a Simple, Personal and Fair way and according to our corporate culture and values.

We consider transparency is vital to gain trust among our shareholders and other stakeholders and we take a proactive approach to align our reporting and disclosure with their expectations.

We engage with investors actively, fairly and transparently in the following ways:

•	Annual engagement through the AGM. We consider our AGM as the most important annual corporate event for our shareholders.

For that reason we strive to encourage the assistance and informed participation of our shareholders wherever they are based. See ‘Participation of shareholders at the GSM’ in section 3.2.

With that aim we have adopted measures to facilitate the participation of shareholders in the AGM. In addition to make available to them the relevant information as required by law, we answer in writing all requests that shareholders send before the AGM in connection with the agenda. See ‘Right to receive information’ in section 3.2.

Furthermore, during the AGM the chairman informs in sufficient detail on the most relevant developments of the Group’s corporate governance, occurred during the year, supplementing the written information made available in the corporate governance report, and addresses any questions that the shareholders may pose verbally during the course of the general shareholders’ meeting in connection with the matters included in the agenda. When it is impossible to satisfy the shareholder’s right during the course of the meeting, and in the case of those requests made by remote attendees at the meeting, the appropriate information is provided in writing within seven days after the end of the AGM.

The chairmen of the audit, appointments and remuneration committees also report to the AGM on the tasks of those committees, supplementing the committees activities annual reports which are now included in this Corporate governance chapter.

We also broadcast our GSMs live on our corporate website. This allows non-attending shareholders, other investors and stakeholders in general to be fully informed of the discussions and results.

The record quorum and outstanding voting results in our 2018 AGM show the importance we put on engagement through our GSMs. See section 3.4 ‘2018 AGM’.

•	Quarterly results presentations. Each quarter we hold a results presentation on the same day we disclose those results. The results presentation can be followed live, via conference call or webcast. The corresponding financial report and results presentation material are available that day before the market opens. During the conference call it is possible to ask questions or send them via email to: investor@gruposantander.com.

Our last event has been on 30 January 2019, when the 2018 Results Presentation took place. During 2018, the first, second and third quarter results presentations took place on 24 April, 25 July and 31 October, respectively.

•	Investor and strategy days. We also organise investor and strategy days. These events allow our senior management to lay out our strategy for investors and stakeholders in a broader context than what results presentations typically allow. These events also allow investors to have direct interaction with senior management and some of our directors, something we see as increasingly important as a way to further underscore the strength of our board. In line with CNMV recommendations, announcements of meetings with analysts and investors and the documentation to be used at those meetings are published in advance by the Bank. The Bank has already announced that its next investor day will take place on 3 April 2019 in London[5].

5.	The information that will be made available in the investor day is not incorporated by reference in this annual report nor otherwise considered to be a part of it.

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•	Lead independent director engagement with key investors. Our lead independent director, Mr Bruce Carnegie-Brown, maintains regular contact with investors and shareholders in Europe and North America, particularly during the months prior to our AGM, allowing us to gather their insights and to form an opinion about their concerns, especially in connection with our corporate governance. As he is also chairman of the appointments and the remuneration committees, he is well suited to provide all the perspectives on the governance of the Group and get in detail investors sentiment and views. During 2018 and early 2019 he met with 30 investors in 7 different cities totalling a 22% of our share capital. The contribution of our lead independent director in incorporating international best practices, developing relations with institutional investors and providing them tailored feedback is highly valued by the other directors in our annual board self-assessment.

•	Investor roadshows. Our Investors Relations department is in constant contact with our investors, analysts and other stakeholders, seeking direct contact to provide all-round discussion on shareholder value, on covering also improvements to governance and remuneration structures and sustainability matters.

During 2018 they had 1,134 contacts with 678 different institutional investors. Those included roadshows, 1 on 1 and group meetings and telephone calls. The team reached 33.62% of our share capital, that is more than 50% of the capital held by institutional investors.

•	Shareholder and Investor Relations team. As part of our exercise of openness towards our retail shareholders, during 2018 we held 252 events where they were informed about the latest results and the Group´s strategy, as well as the evolution of the share. Our Shareholders team has personally attended to 16,943 shareholders who represent 6.55% of the Bank´s share capital in different roadshows and 1 on 1 group meetings.

To comply with our commitment to transparency and information, our Shareholder and Investor Relations team offers numerous attention channels. In 2018, we responded to 166,149 queries received via our shareholder helplines, mailboxes and WhatsApp and achieved a 98% recommendation score in the satisfaction surveys carried out. New in 2018, and in line with our digital transformation and Simple, Personal and Fair culture, we launched a ‘Virtual Customer’ channel where shareholders can hold one-on-one meetings with the Shareholder and Investor Relations team using their mobile devices.

•	Proxy advisors, environment, social and governance (ESG) analysts and other influencers. We have for a long time recognised the importance and value for our investors that can be obtained by seeking an open dialogue with corporate influencers such as proxy advisors and ESG analysts. Ensuring our priorities and messages are well understood by those players translates into better communication to the end investors that look to them for advice or counsel.
•	Respect of fair disclosure principles. All our interactions with investors, analysts and other stakeholders follow the principle of fair disclosure and CNMV’s guidelines in this respect. Therefore, material information on our financial performance and prospects and other similarly relevant information is only disclosed in the types of interaction mentioned above or in other analysts meetings for which we announce the fact that the meeting will take place and publish the documentation that will be used, according to CNMV´s recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals. The purpose of other interactions is therefore to better explain the public information available to all investors and be able to directly address and understand areas of interest or concern.

Our policy for communicating with shareholders, institutional investors and proxy advisors establishes the rules and applicable practices in this respect, is respectful of market abuse regulations and dispenses similar treatment to all shareholders. The policy is published on the Bank´s corporate website.

3.2 Shareholder rights

Our Bylaws provide for only one class of shares (ordinary shares), granting all holders the same rights. Each Santander share entitles the holder to one vote.

The Bank does not have any defensive mechanisms in the Bylaws, fully conforming to the principle of one share, one vote, one dividend.

In this section we highlight certain key features available to our shareholders.

No restrictions on voting rights or on the free transfer of shares in our Bylaws

There are no legal or bylaw restrictions on the exercise of voting rights except for those resulting from the failure to comply with applicable regulations as indicated below.

There are no non-voting or multiple-voting shares, or shares giving preferential treatment in the distribution of dividends, or shares that limit the number of votes that can be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

There are no restrictions on the free transfer of shares other than the legal restrictions indicated in this section.

The transferability of the shares is not restricted by our Bylaws or in any other manner other than by the application of legal and regulatory provisions. Likewise, there are no bylaw restrictions on the exercise of voting rights (except where an acquisition has been made in breach of legal or regulatory provisions).

Further, the Bylaws do not include any neutralisation provisions (as these are referred to in Spanish Securities Market Law), which apply in the event of a tender offer or takeover bid.

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Please also note that the shareholders’ agreement referred to in section 2.4 ‘Shareholders’ agreements’ contains transfer and voting restrictions on the shares subject to that agreement.

Legal and regulatory restrictions on the acquisition of significant holdings

These legal and regulatory provisions apply mainly because of the Bank’s presence in regulated sectors (which implies that the acquisition of significant holdings or influence is subject to regulatory approval or non-objection) and its status as a listed company (which implies that a tender offer or takeover bid for the Bank’s shares must be made for the acquisition of control and other similar transactions).

The acquisition of significant ownership interests is regulated mainly by:

•	Regulation (EU) 1024/2013 of the Council of 15 October 2013, conferring specific tasks on the ECB relating to the prudential supervision of credit institutions;

•	Spanish Securities Markets Law; and

•	Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions (articles 16 to 23) and its implementing regulation, Spanish Royal Decree 84/2015, of 13 February.

The acquisition of a significant stake in the Bank may also require the authorisation of other domestic and foreign regulators with supervisory powers over the Bank’s and its subsidiaries’ activities and shares listings or other actions in connection with those regulators or subsidiaries.

Participation of shareholders at the GSM

All registered holders of shares on record at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend. The Bank allows shareholders to exercise their rights to attend, delegate and vote using remote communication systems, which also foster participation in the GSM.

Another communications channel available to shareholders is the electronic shareholders’ forum. This forum, which is available on our Bank’s corporate website at the time of the meeting, allows shareholders to post supplementary proposals to the agenda announced in the call notice, along with requests for support for those proposals, initiatives aimed at reaching the percentage required to exercise any of the minority shareholder rights provided for by law, as well as offers or requests to act as a voluntary proxy.

Supplement to the meeting call

Shareholders representing at least 3% of the share capital may request the publication of a supplement to the AGM call with a statement of the name of the shareholders exercising this right and of the number of shares held by them, as well as the items to be included on the agenda, attaching a rationale or substantiated proposal for resolutions concerning these items and, if appropriate, any other relevant documentation.

Shareholders representing at least 3% of the share capital may also submit duly grounded resolutions concerning matters that have already been included or to be included, relating to one or more items on the agenda.

These rights must be exercised by means of a certified notice that must be received by the Bank’s registered office within five days after the publication of the notice of the call to meeting.

Right to receive information

From the publication of the call to the GSM until the fifth day, inclusive, prior to the date for which the meeting has been called at first call, shareholders may deliver written requests for information or clarifications, or submit written questions on issues they consider to be relevant concerning the items on the meeting agenda. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning the relevant information that the Bank has provided to CNMV since the last GSM was held or concerning the auditor’s reports. The requested information and the answers provided by the Bank are published in its corporate website.

Additionally, this information right may be exercised in the meeting itself but when it is impossible to satisfy the shareholder’s right during the course of the meeting, or those requests made by remote attendees at the meeting, the appropriate information is provided in writing within seven days following after the end of the GSM.

Quorum and majorities required for passing resolutions at the GSM

The quorum required to hold a valid general shareholders’ meeting and the system for adopting resolutions set out in our Bylaws and in the Rules and regulations for the Bank’s GSM are the same as those set down by Spanish law.

Except for specific matters as indicated below, the quorum on first call shall be met by the attendance of shareholders representing at least twenty five per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the GSM shall be held on second call, where no minimum quorum is required.

For purposes of determining the quorum, shareholders who vote by mail or through electronic means before the meeting are counted as present at the meeting, as provided by the Rules and regulations for the Bank’s GSM.

Except for specific matters as indicated below, resolutions at GSMs are passed when, with respect to the voting capital present or represented at the meeting, the number of votes in favour is higher than the number of votes against.

The quorum and majorities required for Bylaws amendments, issuances of shares and bonds, structural modifications and other significant resolutions provided for in applicable law are those set out below for Bylaws amendments. In addition, pursuant to the rules applying to credit institutions, the increase above 100% (up to 200%) of the ratio of the variable remuneration components over the fixed ones for executive directors and other key function holders requires a qualified majority of two thirds if there is a quorum of more than 50% and a majority of three quarters if there is not such a quorum.

Our Bylaws do not require any decisions that entail an acquisition, disposal or contribution to another company of core assets or other similar corporate transactions to be subject to the approval of the GSM, except in those cases established by law.

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Rules governing amendments to our Bylaws

The GSM has the power to decide on any amendment of the Bylaws, except for the change in the location of the registered office within Spain, which may be decided by the board.

If the Bylaws are to be amended by the GSM, the Bank’s board or, where appropriate, the shareholders tabling the resolution, must draft the complete text of the proposed amendment along with a written report justifying the proposed change, which must be provided to shareholders with the call notice for the meeting at which the proposed amendment will be voted on.

Furthermore, the call notice for the GSM must clearly set out the items to be amended, detailing the right of all shareholders to examine the full text of the proposed amendment and accompanying report at the Bank’s registered office, and to request that these documents be delivered or sent to them free of charge.

If the shareholders are called upon to deliberate on amendments to the Bylaws, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the GSM shall be held on second call, where at least twenty-five per cent of the subscribed share capital with voting rights must be present.

When shareholders representing less than fifty per cent of the subscribed share capital with the right to vote are in attendance, the resolutions on amendments to the Bylaws may only be validly adopted with the favourable vote of two-thirds of the share capital present in person or by proxy at the meeting. However, when shareholders representing fifty per cent or more of the subscribed share capital with the right to vote are in attendance, resolutions may be validly adopted by absolute majority.

Any changes to the Bylaws involving new obligations for shareholders must have the consent of those affected.

Authorisation is required under the Single Supervisory Mechanism (SSM) to amend our Bylaws. However, the following amendments are exempt from this authorisation procedure, although they must nevertheless be reported to the SSM: those intended to reflect a change in registered office within Spain, a capital increase, additions to the wording of the Bylaws of legal or regulatory requirements of an imperative or prohibitive nature or wording changes to comply with court or administrative rulings and any other amendments which the SSM has ruled to be exempt from authorisation due to a lack of materiality in response to prior consultations submitted to it for this purpose.

Corporate website

Our corporate website includes the information on corporate governance as required by law. In particular, it includes (i) the key internal regulations of Banco Santander (Bylaws, Rules and regulations of the board, Rules and regulations for the GSM, etc.); (ii) information on our board of directors and its committees as well as the professional biographies of the directors and (iii) information relating to the GSMs.

The route to the information on corporate governance in our corporate website is: https://www.santander.com/csgs/Satellite/ CFWCSancomQP01/es_ES/Informacion-para-accionistas-e-inversores.html?leng=en_GB. This route is included for informational purposes only. The contents of our corporate website are not incorporated by reference in this annual report or otherwise considered to be a part of it.

3.3 Dividend policy

In relation to the financial year 2018, the board of directors intends the payment against earnings for the year to be EUR 0.23 per share, to be paid quarterly. EUR 0.065 and EUR 0.065 per share has already been paid in cash in August 2018 and February 2019, respectively, as well as EUR 0.035 per share through the Santander Scrip dividend programme (with a 76.55% acceptance rate of the payment in shares) in November 2018. The remaining EUR 0.065 per share is expected to be paid in April/May 2019, in cash as fourth dividend against the 2018 results subject to the approval of the 2019 AGM.

This remuneration represents an average return of 4.75% on the share price in 2018.

The dividend per share, once the final payment of EUR 0.065 per share is approved and made, will have increased 4.50% compared to 2017.

In order to have flexibility in determining how shareholder remuneration is paid to shareholders, the board is proposing a resolution to the 2019 AGM authorizing the acquisition of shares to be held in treasury with the express possibility of executing share repurchases to reduce the number of shares in issue, should market conditions make such action advisable. Any such share repurchases may also be made in conjunction with a scrip dividend, referred to below, should such a dividend be deemed appropriate.

In addition, in view of the significant acceptance of the scrip dividend, especially among our retail shareholders, and to allow the required flexibility to be able to take advantage of the opportunities for profitable growth in our markets, the board has decided to propose to shareholders to retain the option to use a scrip dividend. This could be combined with share repurchases to satisfy the maximum number of shareholders, institutional and retail, with the target of maximizing earnings per share.

These proposals will provide the board with the required flexibility to determine whether or not to use these mechanisms, depending on the Group’s performance and its progress against the targets set.

The board will announce the 2019 interim dividend after the September board of directors meeting. To align ourselves with our European peers current practice, it is the board’s intention to set a pay-out ratio of 40-50% in the mid-term, increasing it from the current pay-out ratio of 30-40%; that the proportion of dividend paid in cash is not lower than that of the last year; and, as was announced in the 2018 AGM, to make two payments against the results of 2019.

The agenda for the 2019 AGM includes two proposals in this respect. See section 3.5 ‘Our coming 2019 AGM’.

119

3.4 2018 AGM

●	Record quorum of 64.55%

●	Corporate management of the Bank in 2017 approved with 99.22% voting in favour

●	2017 annual report on directors remuneration approved with 94.42% voting in favour

●	Appointment and re-election of directors approved with at least 96.98% voting in favour

●	No opposing vote of more than 15.43%

Quorum and attendance

The quorum for the annual general meeting of 2018 rose to 64.55%, our highest to date.

Quorum at annual general shareholders’ meetings

The breakdown of the quorum was as follows:

Physically present and remote attendance	0.823%
By proxy
Cast by post or directly	44.982%
Via Internet	2.630%
Remote voting
Cast by post	15.735%
Via Internet	0.377%

Total	64.547%

Voting results and resolutions

All items in the agenda were approved. The average percentage of votes in favour for proposals submitted by our board was 97.61%.

120	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Shareholders. Engagement and shareholders meeting

The following chart summarises the resolutions approved at the 2018 AGM and the voting results:

	Valid votes
	For	Against	Blank	TotalA	TotalB	Abstention
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2017	99.31	0.12	0.07	99.51	64.23	0.49
1B. Corporate management 2017	99.22	0.15	0.07	99.45	64.19	0.55
2. Application of results	99.47	0.14	0.07	99.69	64.35	0.31
3. Appointment, re-election or ratification of directors
3A. Establishing the number of directors	99.39	0.18	0.08	99.65	64.32	0.35
3B. Mr Álvaro Cardoso de Souza	99.28	0.24	0.08	99.60	64.29	0.40
3C. Mr Ramiro Mato	99.29	0.24	0.08	99.61	64.29	0.39
3D. Mr Carlos Fernández	98.67	0.89	0.08	99.64	64.31	0.36
3E. Mr Ignacio Benjumea	97.51	2.04	0.08	99.64	64.31	0.36
3F. Mr Guillermo de la Dehesa	96.98	2.45	0.08	99.52	64.24	0.48
3G. Ms Sol Daurella Comadrán	98.93	0.63	0.08	99.64	64.32	0.36
3H. Ms Homaira Akbari	98.84	0.60	0.08	99.52	64.24	0.48
4. Authorisation to acquire treasury shares	98.08	1.52	0.07	99.67	64.33	0.33
5. Amendments of Bylaws
5A. Regarding the board of directors	98.76	0.79	0.08	99.64	64.31	0.36
5B. Regarding the delegation of powers of the board and to board committees	99.34	0.20	0.08	99.62	64.30	0.38
5C. Relating to reporting tools	99.38	0.16	0.08	99.63	64.31	0.37
6. Delegation to the board of the power to increase share capital	96.30	3.30	0.07	99.67	64.34	0.33
7. Authorisation granted to the board to increase share capital	84.16	15.43	0.07	99.67	64.33	0.33
8. Increase in share capital via scrip dividend	99.10	0.51	0.07	99.68	64.34	0.32
9. Directors’ remuneration policy	94.22	3.61	0.08	97.92	63.21	2.08
10. Maximum total annual remuneration of directors in their capacity as directors	98.24	0.95	0.08	99.28	64.08	0.72
11. Maximum ratio of fixed and variable components in the total remuneration of executive directors	98.31	1.20	0.08	99.60	64.14	0.40
12. Remuneration plans which entail the delivery of shares or share options:
12A. Deferred multiyear objectives variable remuneration plan	95.65	2.32	0.08	98.05	63.29	1.95
12B. Deferred conditional variable remuneration plan	96.90	2.31	0.08	99.29	64.09	0.71
12C. Group buy-out policy	97.59	1.60	0.08	99.28	64.08	0.72
12D. Plan for employees of Santander UK Group Holdings and other companies of the Group in the UK	98.86	0.66	0.09	99.60	64.29	0.40
13. Authorisation to implement the resolutions approved	99.40	0.18	0.07	99.66	64.33	0.34
14. Annual directors’ remuneration report	94.42	3.74	0.08	98.25	63.42	1.75
15 to 28. Dismissal and removal of directorsC	0.00	98.54	0.00	98.54	47.73	1.46

A.	Percentage of total valid votes and abstentions.
B.	Percentage of the share capital at the date of the 2018 AGM.
C.	Items 15 to 28, not included in the agenda, were submitted to a separate vote. Each item refers to the proposal for dismissal and removal of each director in office at the 2018 AGM.

The full texts of the resolutions adopted at the 2018 AGM can be viewed on the Group’s corporate website and on CNMV’s website, since they were filed as a significant event on 23 March 2018.

Shareholder communications

In line with the policy for communicating with shareholders, institutional investors and proxy advisors, in 2018 Banco Santander continued to strengthen communications with, service to and contact with its shareholders and investors in the context of the 2018 AGM.

Telephone service lines	9,522 queries addressed
Shareholder and investor mailbox	792 e-mails replied
WhatsApp	14 queries addressed

121

3.5 Our coming 2019 AGM

The board of directors has agreed to call the 2019 annual general shareholders’ meeting on 11 or 12 April, at first or second call respectively, with the following proposed resolutions.

•	Annual accounts and corporate management. To approve:

•	The annual accounts and the directors reports of the Bank and its consolidated Group for the financial year ended 31 December 2018. For further information see ‘consolidated financial statements’.

•	The consolidated non-financial statement for the financial year ended 31 December 2018, which forms part of this consolidated directors’ report. See ‘Santander vision’ and the ‘Responsible banking’ chapter.

•	The corporate management for the financial year ended 31 December 2018.

•	The application of results obtained during financial year 2018. See section 3.3 ‘Dividend policy’.

•	Appointment of directors.

•	Set the number of directors at 15, within the maximum and the minimum established by the Bylaws.

•	Appointment of Mr Henrique de Castro as new independent director (see section 1.1 ‘Refreshing the Board’) and re-election of the following board members for a three-year period: Mr Javier Botín-Sanz de Sautuola O’Shea, Mr Ramiro Mato García-Ansorena, Mr Bruce Carnegie-Brown, Mr José Antonio Álvarez Álvarez and Ms Belén Romana García.

•	External auditor. To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC), as external auditor for financial year 2019. See ‘External auditor’ in section 4.4.

•	Authorization to acquire treasury shares, with express provision for executing share repurchase programs. See section 3.3 ‘Dividend policy’.

•	Increase in share capital via scrip dividend. See section 3.3 ‘Dividend policy’.

•	Authority to issue convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature that are convertible into shares of the Bank.

•	Authority to issue non-convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature that are not convertible into shares of the Bank.

•	Remuneration policy. To approve the Bank’s directors remuneration policy for 2019, 2020 and 2021. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.
•	Remuneration of directors. To approve the fixed annual amount of remuneration for directors in their capacity as such. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

•	Variable remuneration. To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

•	Remuneration plans. To approve the implementation of remuneration plans involving the delivery of shares or share options or referenced to the value of shares. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

•	Annual directors’ remuneration report. To provide a consultative vote on the annual directors’ remuneration report. For further information see section 6 ‘Remuneration’.

The related documents and information shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting.

Likewise, the Bank will provide a live broadcast of our 2019 AGM, as it did with the 2018 AGM. We will not remunerate the attendance at the 2019 AGM, and therefore it is not necessary to establish a general, long-term policy in this respect. Notwithstanding the above, and as has been a tradition for decades, the Bank offers attendees of the AGM a commemorative courtesy gift.

122	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management

123

4. Board of directors

124	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

1. Ms Ana Botín-Sanz de Sautuola y O’Shea

Group executive chairman. Executive director

2. Mr José Antonio Álvarez Álvarez

Vice chairman[6] and Chief executive officer (CEO)

Executive director

3. Mr Bruce Carnegie-Brown

Vice chairman and lead independent director.

Non-executive director (independent)

4. Mr Rodrigo Echenique Gordillo

Vice chairman. Executive director

5. Ms Homaira Akbari

Non-executive director (independent)

6. Mr Ignacio Benjumea Cabeza de Vaca

Non-executive director

7. Mr Javier Botín-Sanz de Sautuola y O’Shea

Non-executive director

8. Mr Álvaro Cardoso de Souza

Non-executive director (independent)

9. Ms Sol Daurella Comadrán

Non-executive director (independent)

10. Mr Guillermo de la Dehesa Romero

Non-executive director[7]

11. Mr Carlos Fernández González

Non-executive director (independent)

12. Ms Esther Giménez-Salinas i Colomer

Non-executive director (independent)

13. Mr Ramiro Mato García-Ansorena

Non-executive director (independent)

14. Ms Belén Romana García

Non-executive director (independent)

15. Mr Juan Miguel Villar Mir[8]

Non-executive director (independent)

16. Mr Jaime Pérez Renovales

General secretary and secretary of the board

6. Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019

7. Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

8. Mr Juan Miguel Villar Mir left the board on 1 January 2019.

125

4.1 Our directors

This information is presented as at 31 December 2018.

Ms Ana Botín-Sanz de Sautuola y O’Shea GROUP EXECUTIVE CHAIRMAN Executive director

Joined the board in 1989.

Nationality: Spanish. Born in 1960 in Santander, Spain.

Education: Degree in Economics from Bryn Mawr College (Pennsylvania, United States).

Experience: She joined Banco Santander after working at JP Morgan (New York, 1980-1988). In 1992 she was appointed senior executive vice president. Between 1992 and 1998 she led the expansion of Santander in Latin America. In 2002, she was appointed executive chairman of Banco Español de Crédito, S.A. Between 2010 and 2014 she was chief executive officer of Santander UK. In 2014 she was appointed executive chairman of Santander.

Other positions of note: Member of the board of directors of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports higher education) and of the Empieza por Educar Foundation (the Spanish subsidiary of the international NGO Teach for All) and she sits on the advisory board of the Massachusetts Institute of Technology (MIT).

Positions in other Group companies (non-executive in all cases and director unless otherwise indicated): Santander UK plc., Santander UK Group Holdings plc., Portal Universia, S.A. (chairman) and Universia Holding, S.L. (chairman).

Membership of board committees: Executive committee (chairman), innovation and technology committee (chairman), and responsible banking, sustainability and culture committee.

Skills and competencies: She has an extensive international executive career in the banking sector, where she has held the highest executive positions. She has also led the transformational, strategic and cultural change in the Santander Group. In addition, she has shown an ongoing commitment to sustainable and inclusive growth, as reflected in her philanthropic activities.

Mr José Antonio Álvarez Álvarez
VICE CHAIRMAN[9] & CHIEF EXECUTIVE OFFICER
Executive director

Joined the board in 2015.

Nationality: Spanish. Born in 1960 in León, Spain.

Education: Graduate in Economics and Business Administration. MBA from the University of Chicago.

Experience: He joined Santander in 2002 and was appointed senior executive vice president of the Financial Management and Investor Relations division in 2004 (Group chief financial officer). He also served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A. and Santander Holdings US, Inc. He also sat on the supervisory boards of Santander Consumer AG, Santander Consumer Bank GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A. (BME).

Other positions of note: None.

Positions in other Group companies: (non-executive in all cases and director unless otherwise indicated): Banco Santander (Brasil) S.A.

Membership of board committees: Executive committee and innovation and technology committee.

Skills and competencies: With a distinguished career in the banking sector, he is a highly qualified and talented leader. He brings to the board significant strategic and international management expertise, in particular in relation to financial planning, asset management and consumer finance. He has a strong experience with and reputation amongst key stakeholders, such as regulators and investors.

9. Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.

126	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Mr Bruce Carnegie-Brown
VICE CHAIRMAN LEAD INDEPENDENT DIRECTOR
Non-executive director (independent)

Joined the board in 2015.

Nationality: British. Born in 1959 in Freetown, Sierra Leone.

Education: Master of Arts in English Language and Literature from the University of Oxford.

Experience: He was non-executive director of Jardine Lloyd Thompson Group plc (2016-2017), non-executive director of Santander UK Group Holding Ltd (2014-2017), non-executive director of Santander UK, plc. (2012-2017) and he held the non-executive chair of AON UK Ltd (2012-2015). He was also the founder and managing partner of the quoted private equity division of 3i Group plc., and president and chief executive officer of Marsh Europe, S.A. He was also lead independent director at Close Brothers Group plc. (2006-2014) and at Catlin

Group Ltd (2010-2014). He previously worked at JP Morgan Chase for eighteen years and at Bank of America for four years.

Other positions of note: He is currently the non-executive chairman of Moneysupermarket.com Group plc. and Lloyd’s of London.

Positions in other Group companies: None.

Membership of board committees: Executive committee, appointments committee (chairman), remuneration committee (chairman), innovation and technology committee and risk supervision, regulation and compliance committee (he stepped down from this committee on 1 January 2019).

Skills and competencies: He has a broad insurance background and financial services experience (in particular, in investment banking). He also possesses significant international experience, having had extensive exposure to Europe (UK), Middle East and Asia. His top management experience brings to the board know how in remuneration, appointments and risk-related matters. In addition, as lead independent director, he has gained an excellent understanding of investor expectations and experience in managing relations with them and with financial communities.

Mr Rodrigo Echenique Gordillo
VICE CHAIRMAN
Executive director

Joined the board in 1988.

Nationality: Spanish. Born in 1946 in Madrid, Spain.

Education: Graduate in Law and State Attorney.

Experience: From 1973 to 1976 he held several positions in the Spanish Public Administration (General Secretary of the Post and Telecommunications Office, Technical Advisor in the Office of the Spanish Prime Minister and other positions in the Spanish Tax Authority offices in Pontevedra and Madrid). Former chief executive officer of Banco Santander, S.A. between 1988 and 1994. He served on the board of directors of several industrial and financial companies, including Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A., and was chairman of the advisory board of Accenture, S.A. He was also non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties SOCIMI, S.A. He has also been non-executive chairman of Banco Popular Español, S.A.

Other positions of note: He is currently a non-executive director of Inditex, S.A. and chairman of the board of trustees and the executive committee of the Banco Santander Foundation.

Positions in other Group companies: (non-executive in all cases and director unless otherwise indicated): Universia Holding, S.L., Grupo Financiero Santander México, S.A.B. de C.V., Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México, Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, Santander Consumo, S.A. de C.V., SOFOM. E.R., Grupo Financiero Santander México, Banco Santander International and Portal Universia, S.A.

Membership of board committees: Executive committee.

Skills and competencies: His extensive experience with senior executive and other non-executive roles in various industrial and financial companies along with his deep knowledge on the Santander Group are very valuable for the board. In addition, his prior experience in the Spanish government provides the board with strategic insights into regulations and relations with the public sector.

127

Ms Homaira Akbari Non-executive director (independent)

Joined the board in 2016.

Nationality: North-American and French. Born in 1961 in Tehran, Iran.

Education: Doctorate in Experimental Particle Physics from Tufts University and MBA from Carnegie Mellon University.

Experience: She was chairman and CEO of SkyBitz, Inc., managing director of TruePosition Inc., non-executive director of Covisint Corporation and US Pack Logistics LLC. and she has held various posts at Microsoft Corporation and at Thales Group.

Other positions of note: She is chief executive officer of AKnowledge Partners, LLC. She is also a non-executive director of Gemalto NV. Landstar System, Inc. and Veolia Environment, S.A.

Positions in other Group companies: None.

Membership of board committees: Audit committee, innovation and technology committee and the responsible banking, sustainability and culture committee.

Skills and competencies: She brings significant executive experience in technology-related companies. Her knowledge of the digital transformation challenges is an asset to the board. In addition, her insights, gained from her extensive international experience in a diverse range of geographies, are of particular value to our Group.

Mr Ignacio Benjumea Cabeza de Vaca Non-executive director

Joined the board in 2015.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Law from Deusto University, ICADE E-3 and State Attorney.

Experience: Former senior executive vice president, general secretary and secretary of the board of Banco Santander, and board member, senior executive vice president, general secretary and secretary to the board of Banco Santander de Negocios, S.A. and of Santander Investment, S.A. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial, S.A. and director of Dragados, S.A., Bolsas y Mercados Españoles, S.A. (BME) and of the Governing Body of the Madrid Stock Exchange.

Other positions of note: He is vice chairman of the board of trustees and member of the executive committee of the Financial Studies Foundation and a member of the board of trustees and the executive committee of the Banco Santander Foundation.

Positions in other Group companies: None.

Membership of board committees: Executive committee, remuneration committee, risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.

Skills and competencies: He brings significant financial expertise to the board, in particular in banking and capital markets. He also has a wide experience in corporate governance and regulatory matters, having served as general secretary and secretary of the board of several banking institutions and held several positions in the Spanish government. He also has a significant involvement in several foundations.

Mr Javier Botín-Sanz de Sautuola y O’Shea Non-executive director

Joined the board in 2004.

Nationality: Spanish. Born in 1973 in Santander, Spain.

Education: Degree in Law from the Complutense University of Madrid.

Experience: Co-founder and executive director, equities division of M&B Capital Advisers. S.V., S.A. (2000-2008). Previously he was legal advisor to the International Legal Department of Banco Santander (1998-1999).

Other positions of note: Executive chairman of JB Capital Markets, Sociedad de Valores, S.A.U. In addition to his work in the financial sector, he collaborates with several non-profit organisations. Since 2014 he has been chairman of the Botín Foundation. He is also a trustee of the Princess of Girona Foundation.

Positions in other Group companies: None.

Membership of board committees: None.

Skills and competencies: He brings to the board international and management experience, in particular in the financial sector. He also brings a deep knowledge of the Santander Group and its operations and strategy, acquired through his tenure as a non-executive director of the Bank.

128	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Mr Álvaro Cardoso de Souza Non-executive director (independent)

Joined the board in 2018.

Nationality: Portuguese. Born in 1948 in Guarda, Portugal.

Education: Degree in Economics and Business Administration from Pontificia Universidade Católica de Sao Paulo, Master of Business Administration (MBA-Management Program for Executives) from the University of Pittsburgh and a graduate of the Investment Banking Marketing Program from Wharton Business School.

Experience: He has held various positions at the Citibank Group, including CEO of Citibank Brazil and various senior positions in the US with respect to the consumer finance, private banking and Latin American businesses. He was a member of the board of AMBEV. S.A., Gol Linhas Aéreas, S.A. and of Duratex, S.A. He has been chairman of WorldWildlife Group (WWF) Brazil, member of the board of

WWF International and chairman and member of the audit and asset management committees of FUNBIO (Fundo Brasileiro para a Biodiversidade).

Other positions of note: None.

Positions in other Group companies (non-executive in all cases and director unless otherwise indicated): Non-executive chairman of Banco Santander (Brasil) S.A.

Membership of board committees: Risk supervision, regulation and compliance committee (chairman) and responsible banking, sustainability and culture committee.

Skills and competencies: He possesses a broad international banking experience, particularly in Brazil. He has a solid understanding of strategy and risk management-related matters, acquired from his executive experience, which is key to his role as chairman of our risk supervision, regulation and compliance committee. In addition, he actively collaborates in several environmental foundations and NGOs which brings him very useful knowledge in sustainability matters.

Ms Sol Daurella Comadrán Non-executive director (independent)

Joined the board in 2015.

Nationality: Spanish. Born in 1966 in Barcelona, Spain.

Education: Degree in Business and MBA from ESADE.

Experience: She served on the board of the Círculo de Economía and also as an independent non-executive director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She has also been the honorary consul general of Iceland in Barcelona since 1992.

Other positions of note: She is chairman of Coca Cola European Partners, plc., executive chairman of Olive Partners. S.A. and holds several positions at companies belonging to the Cobega Group.

Positions in other Group companies: None.

Membership of board committees: Appointments committee, remuneration committee and responsible banking, sustainability and culture committee.

Skills and competencies: She brings to the board excellent skills in strategy and high-level management, acquired through her international top executive experience in listed and large privately held entities, in particular in the distribution sector. The above also provides her a vast knowledge of corporate governance matters. In addition, her experience as a trustee of various Foundations oriented to health, education and environmental matters brings the board responsible business and sustainability insights.

Mr Guillermo de la Dehesa Romero Non-executive director[10]

Joined the board in 2002.

Nationality: Spanish. Born in 1941 in Madrid, Spain.

Education: Government Economist and head of office of the Bank of Spain.

Experience: Former secretary of state of Economy, secretary general of Trade, chief executive officer of Banco Pastor, S.A., international advisor to Goldman Sachs International, chairman of Aviva Grupo Corporativo, S.L. and non-executive chairman of Santa Lucía Vida y Pensiones, S.A.

Other positions of note: He is currently non-executive vice chairman of Amadeus IT Group, S.A., honorary chairman of the Centre for Economic Policy Research (CEPR) of London, a member of the Group of Thirty based in Washington and chairman of the board of trustees of IE Business School.

Positions in other Group companies: None.

Membership of board committees: Executive committee, appointments committee, remuneration committee, and innovation and technology committee.

Skills and competencies: Due to his experience and education, he brings to the board strategic insights in the macroeconomic and regulatory environment and on business management, after having held top management positions as well as non-executive positions.

10. Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

129

Mr Carlos Fernández González Non-executive director (independent)

Joined the board in 2015.

Nationality: Mexican and Spanish. Born in 1966 in Mexico City, Mexico.

Education: Industrial engineer. He completed graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas.

Experience: Mr Fernández has also sat on the boards of Anheuser-Busch Companies, LLC and Televisa S.A. de C.V., among other companies.

Other positions of note: He is the chairman of the board of directors of Finaccess, S.A.P.I., non-executive director of Inmobiliaria Colonial. S.A. and member of the supervisory board of AmRest Holdings, SE.

Positions in other Group companies: None.

Membership of board committees: Audit committee, appointments committee and remuneration committee.

Skills and competencies: He possesses significant international experience not only in financial, but also in other retail businesses, where he has held top executive positions with overall responsibility for financial reporting and audit functions as well as human resources matters.

Ms Esther Giménez-Salinas i Colomer Non-executive director (independent)

Joined the board in 2012.

Nationality: Spanish. Born in 1949 in Barcelona, Spain.

Education: PhD in Law and Psychologist by the University of Barcelona.

Experience: She was chancellor of the Ramon Llull University, member of the Conference of Rectors of Spanish Universities (CRUE), member of the General Council of the Judiciary of Spain, member of the scientific committee on criminal policy of the Council of Europe, executive vice president of the Centre for Legal Studies and Specialised Training of the Justice Department of the Government of Catalonia and member of the advisory board of Endesa-Catalunya.

Other positions of note: Professor emeritus at Ramón Llull University, director of the Chair of Restorative and Social Justice at the Pere Tarrés Foundation, Special Chair of Restorative Justice Nelson Mandela of the National Human Rights Comission of Mexico, director of Aqu (quality assurance agency for the Catalan university system) and of Gawa Capital Partners, S.L. Member of the Bioethics Committee of the Government of Catalonia.

Positions in other Group companies: None.

Membership of board committees: Risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee.

Skills and competencies: Her relevant experience in senior academic and governmental roles, for which she has a strong reputation, enhances the oversight capacities of the board. In addition, her career path brings to the board knowledge and experience in legal matters, cultural transformation and in embedding an ethical and responsible culture.

Mr Ramiro Mato García-Ansorena Non-executive director (independent)

Joined the board in 2017.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid and Management Development Programme of the Harvard Business School.

Experience: He has held several positions in Banque BNP Paribas, including chairman of the BNP Paribas Group in Spain. Previously, he held several significant positions in Argentaria. He has been a member of the Spanish Banking Association (AEB) and of Bolsas y Mercados Españoles, S.A. (BME) and member of the board of trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).

Other positions of note: None.

Positions in other Group companies: None.

Membership of board committees: Executive committee, audit committee, risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee (chairman).

Skills and competencies: He has had an extensive career in banking and capital markets, where he has held senior executive and non-executive positions. He brings to the board significant expertise in top management and also in audit, risk and strategy, mainly related to the financial sector. In addition, he has been actively participating in the boards of trustees of several foundations aimed at enhancing education.

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Board of directors

Ms Belén Romana García Non-executive director (independent)

Joined the board in 2015.

Nationality: Spanish. Born in 1965 in Madrid, Spain.

Education: Graduate in Economics and Business Administration from Universidad Autónoma de Madrid and Government Economist.

Experience: She was formerly senior executive vice president of Economic Policy and senior executive vice president of the Treasury of the Ministry of Economy of the Spanish Government, as well as director of the Bank of Spain and the CNMV. She also held the position of director of the Instituto de Crédito Oficial and of other entities on behalf of the Spanish Ministry of Economy. She served as non-executive director of Banco Español de Crédito, S.A. and executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

Other positions of note: Non-executive director of Aviva plc. London and of Aviva Italia Holding SpA, and member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society.

Positions in other Group companies: None.

Membership of board committees: Executive committee, audit committee (chairman), risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.

Skills and competencies: Her background as a government economist and her overall, executive and non-executive, experience in the financial sector (in particular, in the audit committee of listed companies) support her recognition as financial expert and qualify her for her role as chairman of the audit committee.

In addition, the relevant positions held in Spanish credit institutions in the field of capital markets provide the board with strategic insights into financial regulations and Spanish government relations.

Mr Juan Miguel Villar Mir[11] Non-executive director (independent)

Joined the board of directors in 2013 and left the board on 1 January 2019.

Nationality: Spanish. Born in 1931 in Madrid, Spain.

Education: Doctorate in Civil Engineering, graduate in Law with a certificate in Industrial Organisation.

Experience: He was Minister of Finance and vice president of the government for Economic Affairs from 1975 to 1976. He also acted as chairman of Grupo OHL, Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, Fundación COTEC and the National College of Civil Engineering.

Other positions of note: He serves as chairman of Grupo Villar Mir. He is also currently Professor of Business Organisation at the Politécnica University of Madrid, a full member of the Spanish Royal Academy of Engineering and the Spanish Royal Academy of Moral and Political Sciences, an honorary member of the Spanish Royal Academy of Doctors and a supernumerary member of the Spanish Royal Academy of Economic and Financial Sciences.

Positions in other Group companies: None.

Membership of board committees: None.

Skills and competences: He brings to the board strategic insights into Spanish government relations, due to the relevant positions that he has held. In addition, his experience as chairman and first executive brings the board significant corporate governance and top management skills.

Mr Jaime Pérez Renovales General secretary and secretary of the board

He joined the Group in 2003.

Nationality: Spanish. Born in 1968 in Valladolid, Spain.

Education: Graduate in Law and Business Administration at Universidad Pontificia de Comillas (ICADE E-3) and State Attorney.

Experience: He was director of the office of the second vice president of the Government for Economic Affairs and Minister of Economy, deputy secretary of the Presidency of the Government, chairman of the Spanish State Official Gazzete and of the committee for the Public Administration Reform. Previously, he was general vice secretary and vice secretary of the board and head of legal of the Santander Group, general secretary and secretary of the board of Banco Español de Crédito, S.A. and deputy director of legal services at CNMV.

Secretary of all board committees.

11. Mr Juan Miguel Villar Mir left the board on 1 January 2019.

131

4.2 Board composition

Size

At 31 December 2018, our board of directors was made up of the 15 members whose profile and background are described in the section 4.1 ‘Our directors’ above. Our Bylaws allow for a board with a minimum of 12 and a maximum of 17 members.

Composition by type of director

The composition of our board of directors is balanced between executive and non-executive directors, most of whom are independent.

The status of each director has been verified by the appointments committee and submitted to our board.

Our board composition

Diversity

We believe that a diverse environment is essential to ensure that objectives are achieved and that the combination of experiences and skills in the board provides an environment where different views emerge and the quality of decision-making is improved. Therefore, we seek a solid balance of technical skills, experiences and perspectives in the board.

As further detailed below, our policy governing the selection, suitability assessment and succession of directors promotes diversity within the board, including diversity of gender, geography, experience and knowledge, with no implicit bias that could lead to any form of discrimination on the grounds of age, disability, race or ethnic origin. This policy was amended in July 2018 in order to bring it into line with recent European legislation on the disclosure of non-financial and diversity information and with EBA and ESMA guidelines on suitability assessment of board members and key functions holders. The Bank applies this policy when selecting directors to fill any vacancy or looking for candidates to add or replace board members.

The selection policy promotes diversity in the board of directors from different standpoints:

•	Geographical provenance or background diversity: the selection process takes into account the diversity of cultural or international educational background, especially in the main geographies where the Group is present.

•	Gender diversity: both the appointments committee and the board of directors are aware of the importance of fostering equal opportunities between men and women and of the appropriateness of appointing women to the board who meet the requirements of ability, suitability and effective dedication to the position of director, making a conscious effort to search for female candidates who have the required profile. Our internal policy promotes a selection of directors, that endeavours to include a sufficient number of female board members to have a balanced presence of women and men.

On 26 February 2019, our board replaced the target set in 2016 by the appointments committee for the minority gender (women) from 30% in 2020 to a gender equality target in the board, which implies a presence of women in the board of 40% to 60%, to be achieved by 2021. The board has exceeded the initial target women currently comprise 33.35% of the board.

Female representation on our board is well above the average for large listed companies in Europe. According to a study conducted by the European Commission with data at October 2017, the percentage of female board members at large listed companies was 28.25% for all 28 countries in the European Union and 22% for Spain.

•	Education and professional background: the selection of candidates ensures that they are qualified and suitable for the overall understanding of our Group, its businesses, structure and the geographies in which it operates, both individually and collectively; that they are aligned with the Santander culture. The selection process ensures that the candidates have skills and competencies in banking and financial services and in other areas identified as relevant in our board skills and diversity matrix. In this regard, knowledge acquired in an academic environment is taken into account, together with experience in the professional performance of duties.

•	The policy has no implicit bias that could lead to discrimination by age, race, disability and/or ethnic origin. With regard to age, there are no age limits for directors or for any position on the board, including the chairman and CEO.

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Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

In 2018, the Bank placed great emphasis on ensuring a diverse composition in the board covering aspects such as gender and geographical diversity but also ensuring there is no discrimination on account of race, age or disability. We believe that such an environment is vital to ensure that our goals as a business are achieved. The combination of experience and personalities on the board provides a good range of perspectives and improves the quality of decision-making.

The result of implementing these different diversity criteria in 2018 is described in section 1.1 ‘Refreshing the board’. In particular, international diversity in the board as well as the need to ensure it has a balanced and adequate composition at all times was a priority for us in 2018, as indicated in section 1.3 ‘Achieving our 2018 priorities’.

The functioning, effectiveness and results of the execution of our diversity policy can be evidenced by the breadth of skills, experience and diversity on the board and its committees shown in the ‘Board skills and diversity matrix’ below. This year, as stated in section 1.4 ‘Continued improvement in corporate governance’, we provide in the matrix more information on the skills and diversity of our board, adding new skills that have become relevant to our shareholders and for the management of the Bank, covering diversity and board tenure separately.

Our strong and unbreakable commitment with broader diversity will remain a focus for our appointments committee in 2019 because, as we stated in section 1.5 ‘Priorities for 2019’, diversity is not a box to be ticked but a strategy for our success.

Board skills and diversity matrix

Our board composition provides the balance of knowledge, capabilities, qualifications, diversity and experience required to execute our long-term strategy in an evolving market environment.

This balance is reflected in the board´s skills matrix that has been updated in 2018 in order to make it simpler, more transparent and also meet the expectations of our investors and other stakeholders, who are demanding greater visibility on certain skills within the board. In addition, the new structure takes into account the recommendations of the new EBA and ESMA guide on the suitability assessment of board members and key functions holders, which came into effect in June 2018. To this end, and in relation to the skills matrix from last year, the key changes introduced are as follows:

•	We have differentiated two groups of skills or competences: thematic skills and horizontal skills.

•	Regarding thematic skills, we have regrouped and renamed the skills th at we had included in the past, and added the following new categories ‘HR, Culture, Talent & Remuneration’ and ‘Responsible Business & Sustainability’.

•	Regarding horizontal skills, we have included in this section skills additional to the thematic ones and which are also desirable. The skills in this section had been included in previous years and are now re-grouped under this heading, with the addition of a new skill labelled ‘significant directorship tenure’.

•	In addition, we have introduced a new diversity section, including not only gender diversity but also diversity in geographical provenance and/or training or education abroad, and a new board tenure section, reflecting the tenure of each directorship. These changes have transformed our board skills matrix into a more complete board skills and diversity matrix, now with more information for shareholders and investors.

As last year, the skills matrix discloses the skills and competencies of each board member showing our commitment to transparency in this matter. In addition, to more clearly identify the background for this skills matrix, we have included a paragraph on skills and competencies for each director in section 4.1 ‘Our directors’.

133

Board skills and diversity matrixA

Executive
		Ana Botín (chairman)	José Antonio Álvarez (vice chairmanB - CEO)	Rodrigo Echenique (vice chairman)	Bruce Carnegie-Brown (vice chairman and lead independent director)
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking (93.3%)		●	●	●	●
Other financial services (73.3%)		●	●		●
Accounting, auditing & financial literacy (93.3%)		●	●	●	●
Retail (93.3%)		●	●	●	●
Digital & information technology (33.3%)		●	●
Risk management (86.7%)		●	●	●	●
Business strategy (86.7%)		●	●	●	●
Responsible business & sustainability (86.7%)		●		●	●
Human resources, culture, talent & remuneration (93.3%)		●	●	●	●
Legal (26.7%)				●
Governance & control (93.3%)		●	●	●	●
International experience	Europe (93.3%)	●	●	●	●
	US/UK (80%)	●	●	●	●
	Latam (66.7%)	●	●	●
	Others (33.3%)			●	●
HORIZONTAL SKILLS
Top management (93.3%)		●	●	●	●
Government, regulatory & public policy (40.0%)				●
Academia & education (60%)		●		●	●
Significant directorship tenure (100%)		●	●	●	●
DIVERSITY
Female (33.3%)		●
Geographical provenance / international education	Europe (73.3%)	●	●	●
	US/UK (46.7%)	●	●		●
Latam (20%)
Others (6.7%)
BOARD TENURE
0 to 3 years (20%)
4 to 11 years (53.3%)			●		●
12 years or more (26.7%)		●		●

A.	As at 31 December 2018.
B.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.
C.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
D.	Mr Juan Miguel Villar Mir left the board on 1 Janaury 2019.

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Board of directors

Independent								Other external
Homaira Akbari	Alvaro Cardoso de Souza	Sol Daurella	Carlos Fernández	Esther Giménez- Salinas	Ramiro Mato	Belén Romana	Juan Miguel Villar MirD	Ignacio Benjumea	Javier Botín	Guillermo de la DehesaC

	●	●	●	●	●	●	●	●	●	●
●			●	●	●	●		●	●	●
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135

Executive directors

•	Ms Ana Botín-Sanz de Sautuola y O’Shea, Group executive chairman.

•	Mr José Antonio Álvarez Álvarez, Group vice chairman[12] and CEO.

•	Mr Rodrigo Echenique Gordillo, Group vice chairman.

A more detailed description of their roles and duties is included in ‘Group executive chairman and chief executive officer’ in section 4.3.

Independent non-executive directors

•	Mr Bruce Carnegie-Brown (lead independent director).

•	Ms Homaira Akbari.

•	Mr Álvaro Cardoso de Souza.

•	Ms Sol Daurella Comadrán.

•	Mr Carlos Fernández González.

•	Ms Esther Giménez-Salinas i Colomer.

•	Mr Ramiro Mato García-Ansorena.

•	Ms Belén Romana García.

•	Mr Juan Miguel Villar Mir. He left the board on 1 January 2019.

On an annual basis, the appointments committee verifies and informs the board about the category of the independent directors, taking into account all the circumstances that are pertinent to each case and, in particular, the existence of any possible significant business relationships that could affect their independence. This analysis is described further in section 4.5 ‘Appointments committee activities in 2018’.

Independent non-executive directors account for 60% of our board, following best practices in corporate governance and complying with the Rules and regulations of the board that require the board to be made up predominantly of non-executive directors and have a number of independent directors that represent at least 50% of the board.

At year-end 2018, the average length of service for independent non-executive directors was 3.56 years.

Years of service of independent directors

Other external directors

•	Mr Ignacio Benjumea Cabeza de Vaca.

•	Mr Javier Botín-Sanz de Sautuola y O’Shea.

•	Mr Guillermo de la Dehesa Romero[13].

These directors cannot be classified as proprietary directors as they do not hold or represent shareholdings equal to or greater than the size of shareholding that qualifies as significant by law nor have been appointed as directors on account of their status as shareholders14.

Mr Botín is a party to the shareholders’ agreement referred to under section 2.4 ‘Shareholders agreement’, to which the executive chairman is also a party.

They also cannot be considered independent directors for the followings reasons:

•	Mr Botín and Mr de la Dehesa have both held position of director for over 12 years.

•	In the case of Mr Benjumea the required period has not lapsed since he ceased his professional relationship with the Bank (other than that as a director of the Bank and of Santander Spain).

12.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.
13.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
14.

The board of directors, following the proposal of the appointments committee, and after a review of practices in comparable markets and companies, resolved on 13 February 2018 to apply the legally established threshold for significant shareholdings (3% of share capital) to be considered as proprietary director. Since the shareholding represented by Mr Javier Botĺn-Sanz de Sautuola y O’Shea (0.98%) was below the referred threshold, he has ceased to meet the requirements to be considered as proprietary director, whilst not satisfying the criteria to be regarded as an independent director. As a consequence, the board of directors, following the proposal of the said committee, resolved on that date, to categorize him as other external director.

136	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

137

Tenure, committee membership and equity ownershipA

Board of directors					Committees
		Executive	Independent	Other external	1. Executive committee	2. Audit committee	3. Appointments committee	4. Remuneration committee	5. Risk supervision, regulation and compliance committee	6. Innovation and technology committee	7. Responsible banking, sustainability and culture committee
Executive chairman	Ms Ana Botín- Sanz de Sautuola y O’Shea

Vice chairmanB and Chief executive officer	Mr José Antonio Álvarez Álvarez

Vice chairmen	Mr Bruce Carnegie-BrownC
Mr Rodrigo Echenique Gordillo

Members	Ms Homaira Akbari
Mr Ignacio Benjumea Cabeza de Vaca
Mr Javier Botín- Sanz de Sautuola y O’Shea
Mr Álvaro Cardoso de Souza
Ms Sol Daurella Comadrán
Mr Guillermo de la Dehesa RomeroD
Mr Carlos Fernández González
Ms Esther Giménez-Salinas i ColomerH
Mr Ramiro Mato García-Ansorena
Ms Belén Romana García
Mr Juan Miguel Villar MirI

Total

General secretary and secretary of the board	Mr Jaime Pérez Renovales

Chairman

A.	Data at 31 December 2018 except where otherwise indicated. The changes in the membership of the committee during 2018 are shown in section 1.1 ‘Refreshing the board’.
B.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.
C.	Mr Bruce Carnegie-Brown left the risk supervision, regulation and compliance committee on 1 January 2019.
D.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
E.

For further explanation, see ‘Election, refreshment and succession’ in section 4.2. Indicated periods do not take into account the additional period that may apply under article 222 of the Spanish Companies Act.

F.

The Bank has a shareholding policy that is intended to reinforce the alignment of executive directors with the long-term interests of shareholders. This policy includes the directors’ commitment to maintain a significant personal investment in the Bank’s shares while they are actively performing their executive duties, equivalent to two times the amount of their annual fixed remuneration (net of taxes). A 5-year period from the approval of the policy in 2016 (or, if later, after the appointment of the director) is granted to attain the established investment level.

G.

Includes shares owned by Fundación Botín, of which Mr Javier Botín is the chairman, and syndicated shares, except those corresponding to Ms Ana Botín and Mr Javier Botín as they are already included within their direct or direct shareholdings. In subsection A.3 of section 9.2 ‘Statistical information on corporate governance required by CNMV’ we have adapted this information to CNMV’s format, and have therefore added all the syndicated shares as shareholding of Mr Javier Botín. See 2.4 ‘Shareholders’ agreements’.

H	Ms Esther Giménez-Salinas left the innovation and technology committee on 1 July 2018.
I.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

138	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Tenure			Bank shareholdingF
Date of first appointment	Date of last appointment	End dateE	Direct	Indirect	Shares represented		Total	%of share capital
04/02/1989	07/04/2017	First six months of 2020	668,836	20,334,245			21,003,081	0.129%

25/11/2014	07/04/2017	First six months of 2020	1,083,149				1,083,149	0.007%

25/11/2014	18/03/2016	First six months of 2019	22,443				22,443	0.000%
07/10/1988	07/04/2017	First six months of 2020	1,039,401	14,591			1,053,992	0.006%

27/09/2016	07/04/2017	First six months of 2021	22,000	9,000			31,000	0.000%

30/06/2015	23/03/2018	First six months of 2021	3,516,698				3,516,698	0.022%

25/07/2004	23/03/2018	First six months of 2019	5,272,830	12,652,340	119,468,000	G	137,393,170	0.846%

23/03/2018	23/03/2018	First six months of 2019	0	0			0	0.000%

25/11/2014	23/03/2018	First six months of 2021	143,255	456,970			600,225	0.004%

24/06/2002	23/03/2018	First six months of 2021	173	0			173	0.000%

25/11/2014	23/03/2018	First six months of 2021	18,524,499	4			18,524,503	0.114%

30/03/2012	07/04/2017	First six months of 2020	6,062	0			6,062	0.000%

28/11/2017	23/03/2018	First six months of 2019	40,325	0			40,325	0.000%

22/12/2015	07/04/2017	First six months of 2020	167	0			167	0.000%

07/05/2013	27/03/2015	First six months of 2018	1,338	0			1,338	0.000%

			30,341,176	33,467,150	119,468,000		183,276,326	1.13%

For further details see section 9.2 ‘Statistical information on corporate governance required by CNMV’.

Election, refreshment and succession of directors

Election of directors

Our directors are appointed for three-year terms, and one-third of our board is renewed each year, following the order established by the length of the service on the board, according to the date and order of the respective appointment. Outgoing directors may be re-elected. Each appointment, re-election and ratification is submitted to a separate vote at the AGM.

Procedures for appointing, re-electing, evaluating and removing directors

Our internal policy for the selection, suitability assessment and succession of directors, stipulates the criteria concerning the quantitative and qualitative composition of our board of

139

directors, the process for reviewing its composition, the process for identifying potential candidates and the selection and appointments process.

The appointment and re-election of directors corresponds to the GSM. In the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director, by co-option, until the shareholders, at the earliest subsequent GSM, either confirm or revoke this appointment.

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders at the GSM and the decisions adopted by the board itself in cases of co-option must be preceded by the corresponding report and reasoned proposal of the appointments committee.

The proposal must be accompanied by a duly substantiated report prepared by the board containing an assessment of the qualifications, experience and merits of the proposed candidate. In cases of re-election or ratification of directors, this committee proposal shall contain an assessment of the work and effective dedication to the position during the last period in which the proposed director occupied the post. If the board disregards the proposal made by the appointments committee, it must give the reasons for its decision and place these reasons in the minutes for the record.

Our directors must meet the specific requirements set forth by law for credit institutions and the provisions of our Bylaws, and must formally undertake, upon taking office, to fulfil the obligations and duties prescribed therein and in the Rules and regulations of the board.

Our directors must be persons of renowned commercial and professional integrity, and must have the knowledge and experience needed to exercise their function and be in a position to carry out the good governance of the entity. Candidates for the position of director will also be selected on the basis of their professional contribution to the board as a whole.

For further information see section 4.1 ‘Our directors’ and under ‘Board skills and diversity matrix’ within this section 4.2.

In all cases, our board of directors shall endeavour to ensure that external or non-executive directors represent a significant majority over executive directors and that the number of independent directors represents at least half of all directors.

Our directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the GSM so resolves, or when they resign (explaining the reasons for this in a letter that shall be sent to the other members of the board) or place their office at the disposal of the board of directors.

Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, if they are involved in any of the circumstances of incompatibility or prohibition provided by law. The foregoing without prejudice to the provisions of Royal Decree 84/2015, which implements Law

10/2014 on the organisation, supervision and solvency of credit institutions, on the honorability requirements for directors and the consequences of directors subsequently failing to meet such requirements.

Directors must notify the board, as soon as possible, of those circumstances affecting them that might prejudice the credit or reputation of the Bank, and particularly the criminal cases with which they are charged.

Furthermore, proprietary non-executive directors must tender their resignation when the shareholder they represent disposes of, or significantly reduces, its ownership interest.

Finally, succession planning for the main directors is a key element of the Bank’s good governance, ensuring an orderly leadership transition whilst maintaining continuity and stability of the board. Board succession planning continues to be an area of focus for the appointment committee and the board, with appropriated and robust plans in place that are regularly revisited.

In application of these procedures, in September 2018 the Bank resolved to appoint Mr Andrea Orcel as new CEO, subject to obtaining the necessary regulatory approvals, the shareholders’ meeting passing the relevant resolutions on his future remuneration and to the termination of the contractual relationship with his former employer. Subsequently, due to the change on the basis upon which such decision was taken and the fact that the costs of compensating Mr Orcel for past remuneration exceeded those having been considered at the time of his appointment, the board resolved in January 2019 to leave without effect Mr Orcel’s appointment.

4.3 Board functioning and effectiveness

Our Board is the highest decision-making body, focusing on the supervisory function

Except in matters falling within the exclusive purview of the GSM, our board of directors is the Bank’s highest decision-making body and performs its duties with unity of purpose and independent judgement.

The board’s stated policy is delegating the day-to-day management of the Bank and the implementation of its strategy to the executive bodies and the management team and focusing its activity on the general supervisory function and those functions that it cannot delegate as provided by law, the Bylaws, and the Rules and regulations of the board, which in summary are the following:

•	General policies and strategies (including capital and liquidity strategy, new products, activities and services; corporate governance and corporate policy and internal culture and values; risk control; remuneration policy and compliance).

•	Financial information and general information reported to shareholders, investors and the general public, and the processes and controls that ensure the integrity of this information.

•	Approval of policies for the provision of information to and for communication with shareholders, markets and public opinion, and supervision of the process of dissemination of information and communications relating to the Bank.

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•	Internal audit plan and results.

•	Selection, succession and remuneration of directors.

•	Selection, succession and remuneration of senior management and other key positions.

•	Effectiveness of the Group’s corporate and internal governance system.

•	Significant corporate & investment transactions.

•	Call the general shareholders’ meeting.

•	In general, governance-related matters such as related party transactions.

•	Corporate governance and internal governance of the Bank and its Group, including the group-subsidiary governance model, corporate frameworks and relevant group internal regulation.

Structure of the board

Our board has implemented a governance structure to ensure it discharges its duties effectively. Further details of this structure are provided in the next pages of this section and it can be split into four dimensions:

•	Group executive chairman and chief executive officer who, as further explained under ‘Group executive chairman and chief executive officer’ within this section 4.3 are the top responsibles for the strategic and ordinary management of the Bank which that board is responsible for overseeing, ensuring at the same time that there is a clear separation and complementarity of their roles.

•	A lead independent director who, as further explained under ‘Lead independent director’ within this section 4.3 is responsible for the effective coordination of non-executive directors and generally ensuring that they serve as an appropriate counter-balance to executive directors.

•	A board committees structure, which, as further described under ‘Board committee structure’, within this section 4.3, supports our board in three main areas:

•	In the management of the Bank by exercising decision-making powers through the executive committee.

•	In defining strategy in key areas, through the responsible banking, sustainability and culture committee and the innovation and technology committee.

•	In its supervisory functions and significant decision-making, through the audit, appointments, remuneration and risk supervision, regulation and compliance committees.

•	A board secretary, who, as further described under ‘Secretary of the board’, within this section 4.3 supports the board, its committees and our chairman, and is also the general secretary of the Group.

Rules and regulations of the board

Our Rules and regulations of the board and the Bank’s Bylaws are available at www.santander.com.

•	Bylaws. Our Bylaws contain the basic rules and regulations that apply to the composition and functioning of the board of directors and its members’ duties, which are supplemented and further developed by the Rules and regulations of the board. They can be amended only by our GSM, as described in ‘Rules governing amendments to our Bylaws’ in section 3.2.

•	Rules and regulations of the board. The Rules and regulations of the board establish the rules of operation and internal organisation of our board of directors and its committees through the development of applicable legal and bylaw provisions, setting forth the principles that are to govern all action taken by the board and its committees and the rules of behaviour to be observed by its members.

•	Our board amended its Rules and regulations on 25 June 2018 to allow the responsible banking, sustainability and culture committee to be chaired by an independent director. In 2019, on 26 February the board amended again its Rules and regulations in order, among others:

•	To establish the audit committee to be composed entirely of independent directors and to strengthen its supervision functions over the non-financial information.

•	To broaden the mandate of our appointments committee in corporate governance matters taking up functions previously fell with the risk supervision, regulation and compliance committee.

•	To expressly provide that the lead independent director must be a member of the appointments committee.

•	To include other minor changes in the composition and functioning of the appointments and remuneration committees anticipating the recommendations and good operating practices.

Our Rules and regulations of the board meet all legal requirements and adhere to the main principles and recommendations established in the Spanish Corporate Governance Code for Listed Companies of CNMV of February 2015, the Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision of July 2015, as well as the guidelines established by the EBA in ‘Guidelines on internal governance under Directive 2013/36/EU’ that came into force on 30 June 2018.

Our rules on the audit committee also adhere to the recommendations and good operating practices established in Technical Guide 3/2017 of CNMV, on Audit Committees of Public Interest Entities, of 27 June 2017. This committee also complies with the regulations applicable in the US because of the listing of our shares as American Depositary Shares on the New York Stock Exchange and with Rule 10A-3 under the Securities Exchange Act introduced by the Sarbanes-Oxley Act of 2002 (SOx), on requirements for the audit committees of companies.

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Group executive chairman and chief executive officer

Our Group executive chairman is Ms Ana Botín-Sanz de Sautuola y O’Shea and our chief executive officer is Mr José Antonio Álvarez Álvarez.

The roles of our Group executive chairman and chief executive officer are clearly separated, as follows:

Group executive chairman	Chief executive officer

•  The chairman is the highest-ranking officer of the Bank, and is responsible for ensuring that its Bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are carried out. The chairman is also responsible for the overall inspection of the Bank and all its services.

•  The chairman is the main Group representative vis-a-vis the regulators, authorities and other major stakeholders.

•  The chairman’s direct reports are related to long-term strategy.

•  The chairman is in charge of leading succession planning of main executives of the Bank.

•  The chief executive officer is responsible for the day-to-day management of the business, with the highest executive functions.

•  The chief executive officer’s direct reports manage businesses and ordinary management support corporate divisions.

•  The country heads, who are the Group’s first representatives in the countries in which it operates, also report to the chief executive officer.

There is a clear separation of duties between those of the Group executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the Bank’s corporate governance structure, including the following:

•	The board and its committees oversee and control the activities of both the Group executive chairman and the chief executive officer.

•	The lead independent director is responsible for convening and coordinating the non-executive directors, and communicating their concerns. The lead independent director also oversees the periodic process of assessing the Group executive chairman and coordinates the succession plan with the appointments committee.

•	The audit committee is chaired by an independent director considered to be a financial expert, as this term is defined in Regulation S-K of the Securities and Exchange Commission (SEC).

•	The Group executive chairman may not hold simultaneously the position of chief executive officer of the Bank.

•	The corporate risk, compliance and internal audit functions, as independent units, report to a committee or a member of the board of directors and have direct access to the board when they deem it appropriate.

The board of directors has delegated to each of the executive chairman and the chief executive officer all the powers of the board except those that cannot be delegated pursuant to the law, the Bylaws and the Rules and regulations of the board. The board directly exercises those powers in the performance of its general supervisory function.

Lead independent director

Our board has appointed Mr Bruce Carnegie-Brown as lead independent director.

The role of the lead independent director is key in our governance structure, as he oversees the proper coordination of non-executive directors and ensures that they serve as an appropriate counter-balance to the executive directors.

The following chart illustrates his functions and their application in 2018:

Duties	Activities during 2018
• Coordinate and organise meetings of non-executive directors and voice their concerns.	Three meetings were held with non-executive directors, without executive directors being present, where they were able to voice any concerns or opinions.

• Direct the regular assessment of the chairman of the board of directors and coordinate her succession plan.	Leadership in the annual assessment of the chairman for the determination of her variable remuneration and for the board effectiveness annual review.

• Contact investors and shareholders to obtain their points of view for the purpose of gathering information on their concerns, in particular, with regard to the Bank’s corporate governance.	See section 3.1 ‘Shareholder engagement’.

• Substitute the chairman in the event of absence under the terms set down in the Rules and regulations of the board of directors.	He has chaired three meetings of the executive committee due to such absence.

• Request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board.

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Board committee structure

Our board currently has seven committees and one international advisory board.

For a description of the composition, functions, rules of operation and activities of:

• The executive committee, the responsible banking, sustainability and culture committee, and the innovation and technology committee, see the following sections within this section 4.3.

• The audit, appointments, remuneration, and the risk supervision, regulation and compliance committees, see their activities reports in sections 4.4, 4.5, 4.6 and 4.7, respectively.

	Voluntary committees (permitted under Bylaws)		Mandatory committees (required by law and under Bylaws)
	Decision-making powers	Support and proposal in strategic areas	Supervision, information advice and proposal functions in risks, financial information and audit matters
Board committees	Executive committee	Responsible banking, sustainability and culture committee	Audit committee	Appointments committee
		Innovation and technology committee	Risk supervision, regulation and compliance committee	Remuneration committee

External advisory board		International advisory board (members are non-directors)

Secretary of the board

Our board secretary is Mr Jaime Pérez Renovales. He assists the chairman in her duties and ensures the formal and substantive legality of all action taken by the board. He also ensures that the good governance recommendations and procedures are observed and regularly reviewed.

The secretary of our board is the general secretary of the Bank, and also acts as secretary for all board committees; he does not need to be a director in order to hold this position.

A report from the appointments committee is required prior to submission to the board of proposals for the appointment or removal of the secretary of the board. Our board also has a deputy secretary to the board, Mr Óscar García Maceiras, who assists the secretary and replaces him in the performance of his duties in the event of absence, inability to act or illness.

Proceedings of the board

Our board of directors held 12 meetings in 2018. The Rules and regulations of the board provide that it shall hold no less than nine annual ordinary meetings, and one meeting at least quarterly. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately 12 hours per meeting, with the chairman estimated to have spent double that time per meeting.

The board holds its meetings in accordance with a calendar established annually and an agenda of matters to be discussed, without prejudice to any further items that may be added or any additional meetings that need to be held according to the business needs that may arise. Directors may also propose the inclusion of items on the agenda. Directors will be duly informed of any modifications to the calendar or the agenda of matters to be discussed.

Likewise, the board keeps a formal list of matters reserved to it and will prepare a plan for the distribution of those matters between the ordinary meetings established in the provisional calendar approved by the board.

The relevant documentation for each meeting of the board of directors and of the different committees to which the directors are members, is sent to the directors four business days before the board meeting and three business days before the corresponding committee meeting. The information, which is provided to the directors via secure electronic means, is specifically for the purpose of preparing these meetings. In the opinion of the board, that information is complete and is sent sufficiently in advance.

In addition, the Rules and regulations of the board of directors expressly recognise the directors’ right to request and obtain information regarding any aspect of the Bank and its subsidiaries, whether domestic or foreign, as well as the right to inspect, which allows them to examine the books, files, documents and any other

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records of corporate transactions, and to inspect the premises and facilities of these companies. Furthermore, directors are also entitled to request and obtain, through the secretary, such information and advice deemed necessary for the performance of their duties.

The board shall meet whenever the chairman so decides, acting on her own initiative or at the request of not less than three directors. Generally, the meeting must be called 15 days in advance by the board secretary.

Additionally, the lead independent director is authorised to request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting that has already been called.

Our directors must attend the meetings in person and shall endeavour to ensure that absences are reduced to cases of absolute necessity. However, if directors are unable to personally attend a meeting, they may grant a proxy to another director, in writing and specifically for each meeting, to represent them for all purposes therein. Proxy is granted with instructions and non-executive directors may only be represented by another non-executive director. A director may hold more than one proxy. For more information about directors’ attendance see ‘Board and committees attendance’ in this section 4.3.

Our board may meet in various rooms at the same time, provided that interactivity and communication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting is thereby ensured.

Board meetings are validly convened when more than half of its members are present in person or by proxy.

Resolutions are adopted by absolute majority of the directors attending in person or by proxy. The chairman has the casting vote in the event of a tie. The Bylaws and the Rules and regulations of the board only provide for qualified majorities for matters in which the law prescribes a qualified majority.

The board secretary maintains the documentation relating to the board of directors and maintains a record in the minutes of the content of the meetings. The minutes of the meetings held by the board of directors and its committees include any statements made at meetings that are expressly requested to be included in them.

The board and its committees may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of their functions.

Our board is tasked with promoting and encouraging communication between the various committees, especially between the risk supervision, regulation and compliance committee and the audit committee, and also between the former and the remuneration committee and the responsible banking, sustainability and culture committee. In this regard, any director may attend and participate in, but not vote, at meetings of board committees of which they are not a member, by invitation of the chairman of the board and of the chairman of the respective committee, after having requested attendance to the chairman of the board. Furthermore, all members of the board who are not also members of the executive committee may attend the meetings of such executive committee at least twice a year, for which purpose they shall be called by the chairman.

During the year, directors that are not members of the executive committee attended 27 of the total of 45 meetings held.

Comparison of number of meetings heldA

	Santander	Average Spain	US average	UK average
Board	12	11.1	8	7.3

Executive committee	45	8.5	—	—

Audit committee	13	8.4	8.4	5.2

Appointments committee	13	6.3	4.6	4

Remuneration committee	11	6.3	6.2	5.2

Risk supervision, regulation and compliance committee	13	13	NA	6.1

A.	Source: Spencer Stuart Board Index 2018 (Spain, United States and United Kingdom).

NA: Not available

The chart and table below show the distribution of the approximate time dedicated to each task at the meetings held by the board in 2018 and the high rate of attendance to board and committee meetings, respectively.

2018 Approximated allocators of time

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Board and committees attendance

Committees
Directors	Board	Executive	Audit	Appointments	Remuneration	Risk supervision, regulation and compliance	Innovation and technology	Responsible banking, sustainability and culture
Average attendance	96%	95%	98%	94%	96%	97%	92%	100%

Individual attendance	—	—	—	—	—	—	—	—

Ms Ana Botín-Sanz de Sautuola y O’Shea	12/12	42/45	—	—	—	—	3/3	2/2

Mr José Antonio Álvarez Álvarez	12/12	43/45	—	—	—	—	3/3	—

Mr Bruce Carnegie-BrownA	12/12	38/45	—	13/13	11/11	13/13	2/3	—

Mr Rodrigo Echenique GordilloB	12/12	45/45	—	—	—	—	1/2	—

Ms Homaira Akbari	12/12	—	13/13	—	—	—	3/3	2/2

Mr Ignacio Benjumea Cabeza de VacaC	12/12	45/45	—	7/7	11/11	13/13	3/3	2/2

Mr Javier Botín-Sanz de Sautuola y O’Shea	12/12	—	—	—	—	—	—	—

Mr Álvaro Cardoso de SouzaD	7/8	—	—	—	—	6/8	—	2/2

Ms Sol Daurella Comadrán	12/12	—	—	12/13	10/11	—	—	2/2

Mr Guillermo de la Dehesa RomeroE	12/12	42/45	—	12/13	10/11	7/7	3/3	—

Mr Carlos Fernández González	12/12	—	12/13	12/13	11/11	—	—	—

Ms Esther Giménez- Salinas i ColomerF	12/12	—	—	—	—	13/13	2/2	2/2

Mr Ramiro Mato García-Ansorena	12/12	45/45	13/13	—	—	13/13	—	2/2

Ms Belén Romana GarcíaG	12/12	23/23	13/13	—	—	13/13	3/3	2/2

Mr Juan Miguel Villar-MirH	7/12	—	—	—	—	—	—	—

A.	Left risk supervision, regulation and compliance committee on 1 January 2019. Relinquished chairmanship of that committee on 1 October 2018.
B.	Left the innovation and technology committee on 1 July 2018.
C.	Left the appointments committee on 1 July 2018.
D.	Member of the board since 1 April 2018 and member of the risk supervision, regulation and compliance committee since 23 April 2018.
E.	Left the risk supervision, regulation and compliance committee on 1 July 2018.
F.	Left the innovation and technology committee on 1 July 2018.
G.	Member of the executive committee since 1 July 2018.
H.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

On average, each of our directors has dedicated approximately 144 hours to board meetings. In addition, those who are members of the executive committee dedicated approximately 225 hours; members of the audit committee 130 hours; members of the appointments committee 52 hours; members of the remuneration committee 44 hours; members of the risk supervision, regulation and compliance committee 130 hours; members of the innovation and technology committee 12 hours and members of the responsible banking, sustainability and culture committee 10 hours. In all the cases, the relevant chairman is estimated to have dedicated double that time.

Directors must inform the appointments committee of any professional activity or position for which they are going to be proposed, so that the time commitment to the Group can be assessed on an ongoing basis, and any possible conflict of interest derived from such position can be verified.

Additionally, the annual suitability reassessment made by our appointments committee (see in section 4.5 ‘Appointments committee activities in 2018’) allows us to keep up to date all information relating to the estimated time dedicated by directors to other positions and/or professional activities and to confirm their capacity to exercise good governance as directors of the Bank.

This allows the Bank to verify compliance with applicable legal requirements regarding the maximum number of company boards to which our directors may belong at the same time (no more than one executive position and two non-executive positions, or four non-executive positions, including positions held in the same Group as a single position and not including positions held at non-profit organisations or entities that do not pursue commercial activities)15.

15.

This maximum is established, as provided for in article 36 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.

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Training of directors and induction programme for new directors

Given the board’s commitment to continuously improve its functioning, an ongoing training programme for the board as a whole is in place, which in 2018 consisted in five training sessions provided by internal and external speakers. Among others the training program included items like model risk, payment services directive II (PSD2), responsible banking, cyberrisk and cybersecurity, digital transformations, anti-money laundering and risk appetite.

Likewise, our board has a robust induction and development programme for new directors to develop their understanding of the Group’s business, including governance rules, where key members of the management of the Group provide detailed information on their areas of responsibility, while addressing any development needs identified in the suitability assessment process. In 2018, Mr Ramiro Mato and Mr Álvaro Cardoso de Souza completed their respective induction programmes designed for them on the basis of their experience and the specific induction needs identified during their suitability assessment processes.

In 2018, incorporating feedback from the external board effectiveness review conducted in 2017, training sessions were scheduled to take into account the board and board committees operations rhythm in order to optimise the attendance.

Self-assessment of the board

Our board conducts a yearly assessment of its functioning and the effectiveness of its work. At least once every three years, the assessment is conducted with the assistance of an external independent consultant, whose independence is assessed by the appointments committee.

Action Plan following the 2017 self-assessment

In 2017 our appointments committee carried out the board self-assessment with the assistance of an external consultant. The appointments committee verified the expert’s independence, and in particular the absence of other relevant business relationships with the Group that could impair its independence.

The overall review was positive in terms of outcome and key finding and the exercise resulted in an action plan for further improvement in board effectiveness, which focused mainly on the composition and organisation of the board, board dynamics and internal culture and the functioning of board committees, as described in section 1.3 ‘Achieving our 2018 priorities’.

In 2018 these actions contained in the action plan were monitored by the appointments committee and were successfully completed and implemented, enhancing the board’s overall functioning and effectiveness. The status of those actions was periodically reported to the board of directors.

2018 self-assessment

In 2018 and according to the Rules and regulations of the board that contemplate an annual assessment and with the assistance of external consultant every three years, the board made self-assessment internally. The scope of the assessment included the functioning of the board and all its committees, as well as the performance of the executive chairman, the chief executive officer, the lead independent director, the secretary and each director’s performance.

The process was coordinated by the executive chairman and the chairman of the appointments committee.

It was based on a confidential, anonymous questionnaire covering the scope referred above that was fully completed by all of our board members. The assessment process focused on the following aspects:

•	In relation to the board as a whole: (i) structure (size and composition; skills and competencies), (ii) organisation and functioning (planning of meetings, quality of reporting, training areas, reporting by committees) and (iii) dynamics and internal culture (formal and informal engagement).

•	In relation to the board committees: (i) leadership, size and composition (including skills), (ii) responsibilities and (iii) quality of reporting and timelines.

•	Individual performance of the chairman of the board, chief executive officer, lead independent director and general secretary.

•	In relation to each individual director: (i) willingness to speak at the meetings, (ii) contribution and receptivity of other views, (iii) constructively challenging fellow directors and proposals and management of senior management, (iv) applying a strategic mindset to board and (v) bringing their own skills and experience to board.

The results of the 2018 assessment process, after the board and the committees have discussed findings and actions specific to them, revealed the following:

•	Directors’ satisfaction with the progress the board has made to enhance its effectiveness.

•	The size and level of independence within the board and committees is appropriate and we have made positive enhancements to board skills through recent appointments.

•	The open and transparent discussions and the constructive challenge with fellow directors and senior management.

•	The leadership and operation of the committees is effective.

•	The positive overall performance of the executive chairman/ chairman of the board, CEO, lead independent director and general secretary and the high degree of confidence that directors have in these individuals’ competence to serve their roles to a high standard.

•	The positive assessment of all other directors reflects the view that overall the board is seen as effective.

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As a result of the self-assessment, on 26 February 2019, our board, with the prior report of our appointments committee, approved an action plan with improvements in the following areas:

•	Strength the composition of the board with international experience in countries where the Group has operations and greater technology experience, sustainability and environmental matters.

•	To enhance the current new director induction and development programme to incorporate visits to the Bank’s main subsidiaries, covering country-specific macroeconomic environment, business activities and regulation.

•	To review the annual agenda to ensure appropriate scheduling and time allocation continues to be devoted to business strategy and to review the Bank’s major risks.

•	To consider whether the new responsible banking, sustainability and culture committee should meet with greater frequency and establish greater coordination with the countries, in those matters.

•	Continue to provide opportunities for the board to interact with executive team and strengthen relations between them.

•	Continue to focus on gender diversity amongst the board and senior executives.

Executive committee

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive

	Mr José Antonio Álvarez Álvarez	Executive

	Mr Bruce Carnegie-Brown	Independent

	Mr Rodrigo Echenique Gordillo	Executive

Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)

	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)

	Mr Ramiro Mato García-Ansorena	Independent

	Ms Belén Romana García	Independent

Secretary	Mr Jaime Pérez Renovales

Functions

Our executive committee is a basic instrument for the corporate governance of the Bank and its Group. It exercises by delegation all the powers of our board, except those which cannot be delegated pursuant to the law, the Bylaws or the Rules and regulations of the board. This allows our board to focus on its general supervisory function. Oversight of our executive committee is ensured through regular reports submitted to the board on the principal matters dealt with by the committee and by making available to all directors the minutes of its meetings and all the supporting documentation made available to it.

Organisation

Our board of directors determines the size and qualitative composition of the executive committee, adjusting to efficiency criteria and reflecting the guidelines for determining the composition of the board. The executive committee, although it does not exactly replicate the qualitative composition of the board of directors, since the presence of all executive directors must be combined with a size that allows an agile development of their functions, is aligned with having a majority of external directors, including three independent directors. The secretary of the board is also the secretary of the executive committee.

Our executive committee meets as many times as it is called to meeting by its chairman or by the vice chairman in her absence. It generally meets once a week.

Meetings of the executive committee are held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only be represented by another non-executive director.

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Main activities in 2018

During 2018 the executive committee took action relating to business of the Group, the main subsidiaries, risk matters, corporate transactions and the main matters that are subsequently submitted to the full board:

•	Earnings: the committee was also kept up to date on Group earnings, and their impact on investors and analysts.

•	Business performance: the committee was kept continuously and fully informed of the performance of the Group’s various business areas, through management reports or specific reports on determined subjects submitted. It was also informed of various projects relating to the transformation and development of the Group’s culture (Simple, Personal and Fair).

•	Information reported by the chairman: the chairman of our board of directors, who also chairs the executive committee, regularly reported on key aspects relating to Group management and on strategy and institutional issues.

•	Corporate transactions: the committee analysed and, where applicable, approved corporate transactions carried out by the Group (investments and divestments, joint ventures, capital transactions, etc.).

•	Banco Popular: the Banco Popular integration process and its associated risks and mitigating controls were an item that was continuously monitored by the committee.

•	Risks: the committee was regularly informed about the risks facing the Group and, within the framework of the risk governance model, made decisions about transactions that had to be approved by it due to their amount or relevance.

•	Subsidiaries: the committee received reports on the performance of the various units and, in line with current internal procedures, authorised transactions and appointments of directors of subsidiaries.

•	Capital and liquidity: the committee received frequent information on the performance of capital ratios and of the measures being used to optimise these ratios, in addition to reviewing regulatory plans.

•	Talent and culture: the committee received ongoing reports of the implementation of the corporate culture and values within the Group.

•	Activities with supervisors and regulatory matters: the committee was regularly informed of the initiatives and activities of supervisors and regulators, in addition to projects to ensure compliance with its recommendations and regulatory changes.

•	Governance Models: the committee approved the Governance Models of the newly created Wealth Management division, of Santander Universities and Universia and that of the international branches under the management responsibility of Santander Corporate & Investment Banking division.

In 2018, the executive committee held 45 meetings. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. ‘Board and committees attendance’ in section 4.3 provides information on the attendance of executive committee members at those meetings.

Responsible banking, sustainability and culture committee

Composition		Category
Chairman	Mr Ramiro Mato García-Ansorena	Independent

	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive

	Mr Homaira Akbari	Independent

	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)

Members	Mr Álvaro Cardoso de Souza	Independent

	Ms Sol Daurella Comadrán	Independent

	Ms Esther Gimenez- Salinas i Colomer	Independent

	Ms Belén Romana García	Independent

Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of this committee is to assist our board of directors in fulfilling its oversight responsibilities with respect to the responsible business strategy and sustainability issues of the Group, preparing and reviewing the corporate culture and values and advising on its relations with various stakeholders, especially with employees, customers and communities with which the Group carries out its activities, and in particular in the following areas:

•	Formulation of the corporate culture and values, including the strategy on responsible business practices and sustainability.

•	Formulation of the Group’s strategy on relations with stakeholders, including employees, customers and communities in which the Group develops its activities.

•	Corporate reputation particularly on social and environmental matters.

•	Assist the board in the promotion of the corporate culture and values across the Group, including liaising:

•	With the remuneration committee in the alignment of the Group’s remuneration programmes with the referred culture and values.

•	With the risk supervision, regulation and compliance committee in (i) the alignment of the risk appetite and limits of the Group with our culture and values and (ii) assessment of the Group’s non-financial risks.

•	With the appointments committee in (i) the supervision of the strategy for communication and relations with shareholders and investors, including small and medium-sized shareholders, and (ii) in the processes of communication and relations with the other stakeholders.

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•	Liaise and coordinate with the committees of the board in relation to issues concerning responsible banking practices and sustainability and ensure that adequate and effective control processes are in place and that risks and opportunities relating to sustainability and responsibility are identified and managed.

•	Report periodically to the board of directors on the Bank’s and its Group’s performance and the progress made with regard to responsible business practices and sustainability, providing advice in relation to these matters, issuing reports and implementing procedures within its area of responsibility at the request of the board of directors or its chairman.

Organisation

Our responsible banking, sustainability and culture committee approves an annual calendar of meetings, which provides for at least four meetings. The committee meets as many times as it is required to fulfil its responsibilities.

Meetings of the committee are held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie. The chairman, who shall be necessarily an independent director of the committee has the casting vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director.

The committee has the power to require executives to attend its meetings under the terms stated by it.

The committee, through its chairman, reports to the board of directors on its activities and work. Furthermore, the supporting documentation that is provided to the committee is made available to all directors as well as a copy of the minutes.

Main activities in 2018

The main topics discussed since the committee was set up are as follows:

•	The new responsible banking governance model.

•	The guiding principles of governance and supervision in matters of responsible banking, sustainability and culture for the Group’s subsidiaries.

•	The establishment of main lines of action and monitoring metrics.

•	The review of the adequacy of the general sustainability and socio-environmental policies, and analysis of potential gaps to internally regulate these topics. More specifically, the review of the criteria for financing activities related to coal, both those related to its extraction (mining) and its use as an energy source.

•	The positioning of the Bank as a relevant player in the financing of clean energy projects.

The main priorities for the committee in 2019 are set out in page 19 of the ‘Responsible banking’ chapter.

Since it was created in June 2018 it has met on two occasions. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. ‘Board and committees attendance’ in section 4.3 provides information on the attendance of the responsible banking, sustainability and culture committee members at those meetings.

Innovation and technology committee

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive

Members	Ms Homaira Akbari	Independent
	Mr José Antonio Álvarez Álvarez	Executive
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
	Mr Bruce Carnegie-Brown	Independent
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)

	Ms Belén Romana García	Independent

Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of our innovation and technology committee is to assist our board of directors in fulfilling its oversight responsibilities and activities with respect to the overall role of technology in the business strategy of the Group and in matters related to the Group innovation strategy and plans as well as the trends resulting from new business models, technologies and products. In particular, it has the following functions:

•	Review and report on plans and activities relating to technology and innovation.

•	Assist the board with implementation of the framework for the Group strategic technology plan.

•	Assist the board with recommendations covering the Group’s innovation agenda.

•	Assist the board in the identification of key threats to the status quo resulting from new business models, technologies, processes, products and concepts.

•	Propose to the board the annual systems plan.

•	Assist the board in evaluating the quality of the technological service.

•	Assist the board in evaluating the capabilities and conditions for innovation at a Group and country level.

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•	Assist the risk supervision, regulation and compliance committee in the supervision of technological risks and cybersecurity.

Organisation

Our innovation and technology committee approves an annual calendar of meetings, which provides for at least four meetings. The committee meets as many times as it is required to fulfil its responsibilities.

Meetings of the committee are validly held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the casting vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director.

The committee has the power to require executives to attend its meetings under the terms stated by it.

The committee, through its chairman, reports to our board of directors on its activities and work. Furthermore, the supporting documentation that is provided to the committee is made available to all directors as well as the minutes.

Main activities in 2018

During 2018 the innovation and technology committee carried out, amongst others, the following activities:

•	Review of the Global Technology Strategy Plan.

•	Review of the platform and cloud strategy.

•	Review of the policy on data and artificial intelligence (machine learning) and its potential impact.

•	Review of main digital strategies to transform the core, and accelerate the growth of new businesses.

•	Review of metrics to measure and monitor the impact of digital transformation.

•	Review of the status update for the implementation of cybersecurity within the Group, the main risks and mitigating controls.

•	Review of the status of OpenBank digital and technological projects.

The committee met on three occasions in 2018. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. ‘Board and committees attendance’ in section 4.3 provides information on the attendance of the innovation and technology committee members at those meetings.

International advisory board

Composition		Positions
Chairman	Mr Larry Summers	Former Secretary of the US Treasury and president emeritus of Harvard University

Members	Ms Sheila C. Bair	Former chairman of the Federal Deposit Insurance Corporation and former president of Washington College
	Mr Mike Rhodin	Board member of TomTom, HzO and Syncsort. Former IBM senior Vice President
	Ms Marjorie Scardino	Former CEO of Pearson and director of Twitter
	Mr Francisco D’Souza	CEO of Cognizant and director of General Electric
	Mr James Whitehurst	Chairman and CEO of Red Hat
	Mr George Kurtz	CEO and co-founder of CrowdStrike
	Ms Blythe Masters	CEO of Digital Asset Holdings

Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of Banco Santander’s international advisory board, which comprises external experts in economy, strategy, IT and innovation, is to provide strategic advice to the Group, with a special focus on innovation, digital transformation, cybersecurity and new technologies. It also provides views on trends in capital markets, corporate governance, brand and reputation, regulation and compliance, and global financial services with a customer-based approach.

Meetings

The international advisory board meets at least twice per year.

In 2018, the international advisory board met twice, one in spring and one in fall.

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4.4 Audit committee activities in 2018

This section constitutes the audit committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report was prepared by the audit committee on 21 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Ms Belén Romana García	Independent

	Ms Homaira Akbari	Independent

Members	Mr Carlos Fernández González	Independent

	Mr Ramiro Mato García-Ansorena	Independent

Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge and experience in finance, accounting, auditing, internal control, information technologies, business and risk management. Specifically, Ms Belén Romana García, the committee’s chairman, is considered to be a financial expert, as defined in SEC Regulation S-K, based on her training and expertise in accounting, auditing and risk management, and as a result of having held various positions of responsibility at entities in which knowledge of accounting and risk management was essential.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in section 4.2.

There have been no changes in the composition of the committee during 2018.

How the committee works

Our audit committee meets in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank’s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

External auditor

Our external auditor is PricewaterhouseCoopers Auditores, S.L. (PwC) with registered office in Madrid, Paseo de la Castellana, no. 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas, (ICAC)) of the Ministry for Economy with number S0242.

The lead partner is Mr Alejandro Esnal, a leading audit partner for the banking sector in Spain (having audited entities such as Banco Sabadell, S.A., Unicaja and Barclays Bank Spain). Throughout his 25 years of professional career, he has led numerous projects both in Spain and New York and London, mainly in audit services, as well as in internal control environments of financial entities. As an audit leader for banking, he participates actively in committees and working groups of the sector and collaborates proactively with the financial regulation department, in matters such as the restructuring of the sector or the strengthening of banking practices.

Report on the independence of the external auditor

The audit committee has verified favorably the independence of the external auditor, at its meeting of 21 February 2019 and prior to the issuance of the auditor’s report on the financial statements, in the terms established section 4.f) of article 529 quaterdecies of the Spanish Companies Act, and under article 17.4.c)(iii) of the Rules and regulations of the board, concluding that in the committees’ opinion there are no objective reasons for doubting the independence of the external auditor.

To evaluate the independence of the external auditor, the committee has considered the information included under section ‘Duties and activities in 2018’ on the remuneration of the auditor for audit services and any other services and the written confirmation from the external auditor itself confirming its independence with respect to the Bank under the applicable European and Spanish legislation, the SEC rules and the rules of the Public Company Accounting Oversight Board (PCAOB).

Proposed reelection of the external auditor for 2019

As indicated in section 3.5 ‘Our coming 2019 AGM’, the board of directors, following the proposal of the audit committee, has submitted to our 2019 AGM the reelection of PwC as external auditor for 2019.

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Duties and activities in 2018

This section contains a summary of the audit committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the audit committee

Financial statements and other financial information
• Review the financial statements and other financial information

•  Reviewed the individual and consolidated financial statements and directors’ reports for 2018 and endorsed their content prior to their authorisation for issue by the board, and ensured compliance with legal requirements and the proper application of generally accepted accounting principles and that the external auditor issued the corresponding report with regard to the effectiveness of the Group’s system of internal control of financial reporting (ICFR).

•  Endorsed quarterly the financial information statements dated 31 March, 30 June, 30 September and 31 December 2018, respectively, prior to their approval by the board and their disclosure to the markets and to supervisory bodies.

•  Endorsed other financial information such as: annual corporate governance report; DRA filed with CNMV; Form 20-F with the financial information of 2017, filed with SEC; the half-yearly financial information filed with CNMV and with SEC in Form 6-K, and the Group’s interim consolidated financial statements specific to Brazil.

• Monitored the implementation of IFRS9 throughout the year.
• Report to the board about the tax policies applied

•  Received information from the Group’s tax advisory unit regarding the tax policies applied, in compliance with the Code of Good Tax Practices and submitted this information for the board of directors.

Relationship with the external auditor

Auditing the financial statements
• Receive information on the audit plan and its implementation	• Obtained confirmation from the external auditor that it has had full access to all information, to conduct its activity.
• Discussed improvements in the reporting of financial information resulting from changes to accounting standards, and best international practices.

• Analysed the detailed information on the planning, progress and execution of the audit plan and its implementation.

• Analysed the auditor’s reports for the annual financial statements prior to the external auditor’s report to the board of directors.
• Relations with the external auditor	• The external auditor attended 11 of 13 committee meetings held in 2018, serving as a channel of communication between the auditor and the board.

• Met two times with the external auditor without the presence of the Bank’s executives relating to the audit work.
• Assessment of the auditor’s performance

•  Performed an evaluation of the external auditor and how it has contributed to the integrity of the financial information. In this evaluation, our committee was informed by the auditor and also analysed the results of any inspections carried out by the regulators on PwC, concluding that it did not observe threats to its independence as external auditor.

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Duties	Actions taken by the audit committee
Independence
PwC’s remuneration for audit and non- audit services	• Monitored the remuneration of PwC; the fees for the audit and non-audit services provided to the Group that were as follows: EUR million

	2018	2017	2016
Audits	90.0	88.1	73.7

Audit-related services	6.5	6.7	7.2

Tax advisory services	0.9	1.3	0.9

Other services	3.4	3.1	3.6

Total	100.8	99.2	85.4

The ‘Audits’ heading includes fees paid for auditing the annual consolidated financial statements of Banco Santander and its Group; the consolidated financial statements on Form 20-F filed in the SEC; internal control audit (SOX) for those required entities; the audit of financial statements of the Bank for the Brazilian regulator; and the regulatory reports required from the auditor corresponding to the different locations of the Group.

The ‘Audit-related services’ refer to aspects such as the issuance of comfort letters and other services required by other regulations in relation to aspects such as, for example, securitisation and other services provided by the external auditor.

The amount of fees paid for non-audit works and the percentage they represent of all fees invoiced to the Bank and/or its group is as follows:

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	585	3,665	4,250
Amount of non-audit work as a % amount of audit work	0.6%	3.6%	4.2%

In 2018, the Group commissioned services from audit firms other than PwC in the amount of EUR 173.9 million (115.6 and 127.9 EUR million in 2017 and 2016, respectively).

• Non-audit services. Assess threats to the independence and the safeguard measures

•  Reviewed and updated the internal policy of the approval of non-audit services.

•  Reviewed services rendered by PwC, and verified its independence. For these purposes:

•  Verified that all services rendered by the Group’s auditor, including audit and audit-related services, tax advisory services and other services detailed in the section above, meet the independence requirements set out in the applicable regulation.

•  Verified the ratio of fees received during the year for non-audit and audit-related services to total fees received by the auditor for all services provided to the Group, with this ratio for 2018 standing at 4.2%.

•  Average fees paid to auditors in 2018 for non-audit and related services account for 15% of total fees paid as a benchmark according to available information on the leading listed companies in Spain.

•  Verified the ratio of fees paid for all items relating to the services provided to the Group to total fees generated by PwC firm in 2018. Group’s total fees paid are less than 0.3% of PwC’s total revenue in the world.

• Reviewed the banking transactions performed with companies related to PwC, concluding that no transactions have been carried out that compromise PwC’s independence.
• External auditor independence report	• After considering the information detailed above, the committee issued the ‘Report on the independence of the external auditor’.

Re-election of the external auditor
• Re-election of the external auditor	• Submitted to the board of directors the proposal to re-elect PwC as external auditors for 2019. The board submitted PwC’s re-election proposal as the Bank’s external auditors to our 2019 AGM.

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Duties	Actions taken by the audit committee

Internal audit function

• Assess the performance of internal audit function

•  Supervised the Internal Audit function and ensured its independence and efficacy throughout 2018.

•  Reported on the progress of the internal audit plan, allowing the committee to have and exhaustive control on Internal Audit recommendations and ratings of the different units and divisions.

•  Representatives of the Internal Audit division attended 11 of 13 meetings held by the audit committee in 2018, one of them only with the chief audit executive without the presence of other executives or the external auditor.

• Proposed the budget of Internal Audit function for 2019, ensuring that it has the material and human resources necessary to carry out its function.

• Reviewed the annual audit plan for 2019 and submitted it to the board for approval.

• Received regular information of the internal audit activities carried out in 2018.

• Reviewed the application of the measures included in the strategic internal audit plan for the 2016-2018 period.

• Reviewed and was informed about internal audit function, methodologies, ratings, recommendations and main conclusions of the internal audit work in other units and geographies.

•  Assessed the adequacy and effectiveness of the function when performing its mission, as well as the chief audit executive’s performance in 2018, which was reported to the remuneration committee and to the board in order to establish their variable remuneration.

Internal control systems

• Monitor the efficacy of internal control systems

•  Received information of the process of evaluating and certifying the Group’s internal control model (ICM) for 2017 and the conclusions on its effectiveness. No material weaknesses were detected at Group level in accordance with this annual evaluation process.

•  Reviewed the effectiveness of the Bank’s internal controls on the generation of financial information contained in the Group’s consolidated annual report filed in the US (Form 20-F) for 2017, as required by the Sarbanes-Oxley Act, concluding that, in its opinion, the Group maintained effective internal control over said financial information, in all material aspects.

• Whistleblowing channel

•  Received information from the Compliance & Conduct area about the activity of the whistleblowing channel and the irregularities committees existing in the Group for these purposes specially in regard to issues relating to questionable financial and accounting practices and the process of generating financial information, auditing and internal controls, verifying that in 2018 there was not any claim about this issues filed through these channels.

• Coordination with Risk

•  Joint meetings with board risk supervision, regulation and compliance committee in order to share information regarding IFRS9, IT and obsolescence risk, whistleblowing, policy on outsourcing of services and other matters.

• Communications with regulators and supervisors	• Submitted to CNMV information requested about the compliance with the obligations related to the composition, functions and operating of the audit committee.

Related-party and corporate transactions

• Creation of special- purpose vehicles or entities in countries considered tax havens

•  Received the justification of the establishment of a new company in Jersey and separate the activity in Jersey and isle of Man from the so-called Ring Fenced Bank to comply with the banking reform in UK. Finally, this company in Jersey was incorporated but it remains inactive. The committee was informed that the business in Jersey and the Isle of Man will remain within the Group in the UK, although outside Santander UK.

• Approval of related party transactions

•  Reviewed the transactions that the Bank carried out with related parties, and ensured that they were made under the terms envisaged by law and in the Rules and regulations of the board and did not require approval from the governing bodies; otherwise, approval was duly obtained following a favourable report issued by the committee, once the agreed consideration and other terms and conditions were found to be within market parameters. No member of the board of directors, direct or indirectly, has carried out any significant transactions or any transaction on non-customary market conditions with the Bank. The committee has examined the information regarding related party transactions in the financial statements. See section 4.8 ‘Related-party transactions and conflicts of interest’.

• Transactions involving structural or corporate modifications

•  Reviewed the transactions involving structural or corporate modifications planned by the Group during 2018 previously to the submission to the board of directors, analysing their economic conditions and the accounting impact. Among others, the committee reviewed the absorbtion of Banco Popular and the effectiveness of the Bank’s internal controls concerning its integration.

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Duties	Actions taken by the audit committee
Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Ms Belén Romana, acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the audit committee.

• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the audit committee held 13 meetings. In section 4.3 ‘Board and committees attendance’ provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately 10 hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the audit committee.

In 2018, the committee successfully addressed all the challenges put forward for the year and identified in the 2017 activities report, especially regarding coordination with the risk supervision, regulation and compliance committee in supervising the execution of the internal audit plan which has provided a holistic view of the key internal audit risks, internal audit methodologies, ratings, recommendations and main conclusions of the internal audit work in the most relevant units.

Further, the regular meetings held by the chairman of the Group audit committee with the chairmen of the audit committees of the different subsidiaries in main geographies during the second half of the year provided their coordination and the agreement on key issues, and also allowed sharing an overview of regulatory matters and new regulations, applied across the Group’s main geographies.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting and advising the board. This was demonstrated through holding, an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which enhanced the quality of debate among members and sound decision-making.

2019 priorities

The committee’s self-assessment exercise identified the following priorities for 2019:

•	Ongoing focus on the size and composition of the committee, particularly in connection with necessary accounting, financial, risk management and audit expertise to guarantee its effectiveness.

•	Continue working on coordination with units and Group divisions, implementing information sharing mechanisms on a regular basis.

•	Build up a holistic of certain key topics using ‘white books’ to ensure proper oversight and monitor the activities of units and divisions taking into account the recommendations provided by Internal Audit.

•	Monitor the implementation of IFRS9, made in 2018, analysing the impact of the new standard and the Bank’s adaptation process, in order to reduce implementation costs and compliance risk.

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4.5 Appointments committee activities in 2018

This section constitutes the appointments committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report was prepared by the appointments committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Bruce Carnegie- Brown	Independent
	Ms Sol Daurella Comadrán	Independent

Members	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Mr Carlos Fernández González	Independent

Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in section 4.2.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees, either present or represented, and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

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Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Duties and activities in 2018

This section contains a summary of the appointments committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the Appointments Committee
Appointments and removal of directors and committee members
• Selection and succession policy and renewal of the board and its committees

•  Updated the policy for the selection, suitability assessment and succession of directors in accordance with EBA and ESMA guidelines on suitability, assessment for directors and the ECB Guide to fit and proper assessments.

•  Ensured that the procedures for selecting board members guaranteed the individual and collective training of directors, fostering diversity of gender, experience and knowledge and, in partnership with an external firm, conducted the relevant analysis of the necessary competencies and skills for the position, and assessing the time and dedication required to properly perform the role.

•  Also assessed the composition of the board committees to ensure continuity of appropriate skillset and experience, overall stability and appropriate distribution for the better development of their duties.

• Appointment, re-election, ratification and removal of directors, and committee members

•  Analysed the candidates presented, as well as their credentials, and assessed their skills and suitability for the position.

•  Took note of the resignation of Mr Juan Miguel Villar Mir as director, once his tenure expired, after requesting not to be proposed for re-election at the last AGM.

•  In 2018 Mr Álvaro Cardoso de Souza was appointed, Mr Ramiro Mato was ratified, and Mr Carlos Fernández, Mr Ignacio Benjumea, Mr Guillermo de la Dehesa, Ms Sol Daurella, and Ms Homaira Akbari were re-elected. All these appointment, ratification and re-election were proposed to the board by the appointments committee.

•  Submitted a proposal to the board regarding changes in the composition of the board committees, to further strengthen their performance and support to the board in their respective areas, according to the best international practices and our internal Rules and regulations of the board (for more information see ‘Board committees’ in section 1.1).

•  Approved, upon completion of one year of their term of office and in accordance with the Bylaws, the re-election of members of the Santander Group’s international advisory board (for more information see ‘International advisory board’ in section 4.3).

•  In 2018, our appointments committee examined the overall composition and skills of our board of directors and board committees to ensure that they are appropriate. The committee identified, utilising the skills matrix, the desired areas of expertise and experience profiles for recruitment which informed the selection process. The committee proposed Mr Álvaro Cardoso de Souza’s appointment as member of the board who has further strengthened the board’s international diversity, specifically in relation to Latin America / Brazil.

Succession plan
• Succession plan for executive directors and senior management

•  Continued the regular review of talent and succession plans from executive directors and senior management of the Group to ensure that they are oriented to have, at all times, sufficiently qualified personnel to allow the execution of Group’s strategic plans without interruption, safe-guard business continuity and avoid any relevant functions not being take care of. This involves identifying possible replacements for key positions, in order to provide them with appropriate training and capabilities in advance.

Verification of the status of directors
• Annual verification of the status of directors

•  Verified the classifications of each director (as executive, independent and other external) and submitted its proposal to the board of directors for the purpose of its confirmation or review at the AGM and in the annual corporate governance report. See section 4.2. ‘Board composition’.

•  When assessing the independence directors, the committee has verified that there is no significant business relationship between Santander Group and the companies in which they are, or have previously been, significant shareholders or directors and, in particular, with regard to the financing granted by the Santander Group to these companies. In all cases, the committee concluded that the existent relationships were not significant, among other reasons, as the business relationships: (i) do not generate a situation of economic dependence in the relevant companies in view of the substitutability of this financing for other sources of funding, either bank-based financing or other, (ii) are aligned with the market share of Santander Group within the relevant market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions as reference: e.g. NYSE, Nasdaq and Canada’s Bank Act.

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Duties	Actions taken by the Appointments Committee
Periodic assessment
• Annual suitability assessment of directors and key functions holders

•  Assessed the suitability of the members of the board, the senior management, those responsible for internal control functions and those holding key positions for the conduct of the Group’s banking business, ensuring that they demonstrate commercial and professional integrity, and have suitable knowledge and experience to perform their duties. Likewise, the committee concluded that the members of the board are capable of carrying out good governance of the Bank, and have capacity to make independent and autonomous decisions for the Group’s benefit.

•  Verified that the Bank had not been informed by any director of any circumstances that, in its opinion and in opinion of the board would have justified their dismissal as a member of the board of directors of the Bank.

• Potential conflicts of interest and other directors’professionals activities

•  Examined the information provided by the directors regarding other professional activities or positions to which they had been proposed concluding that such obligations did not interfere with the dedication required as Bank’s directors and that they were not involved in potential conflicts of interest that could affect the performance of their duties.

• Board self-assessment process

•  In coordination with the executive chairman, the 2018 self-assessment was performed internally, without the assistance of an external expert. The scope of the assessment included the board and all its committees, as well as the executive chairman, the chief executive officer, the lead director, the secretary and each director. See ‘Self-assessment of the board’ in section 4.3.

•  Updated and submitted the board skills and diversity matrix to the board of directors for approval. See section 4.2. ‘Board skills and diversity matrix’.

Senior management
• Assessment of senior executive vice chairman and other key positions

•  The committee issued favourable opinions, among others, regarding the following appointments, agreed by the board of directors:

•  Mr Dirk Marzluf as the new head of the Group’s Technology and Operations Division, replacing Mr Andreu Plaza.

•  Mr Keiran Foad as the new chief risk officer (CRO) replacing Mr José María Nus Badía.

•  In addition, the committee reported favourably on the appointment of directors and members of senior management of the main subsidiaries of the Santander Group.

• Simplification and homogenization of senior management positions

•  Informed favourably on and submitted to the board to replace the previous management titles (‘director general’, ‘director general adjunto’, ‘subdirector general’ and ‘subdirector general adjunto’) with new titles common throughout the Group, according to international standards and practices (at a corporate level: Group senior executive vice-president, Group executive vice-president and Group vice-president, and, at a subsidiary level: senior executive vice-president, executive vice-president and vice-president)

Internal Governance
• Oversee internal governance including Group subsidiary governance

•  Assessed the suitability of a number of appointments and/or re-elections to Group’s subsidiaries subject to the Group’s appointments and suitability procedure.

•  Reviewed and updated the key board policies in accordance with the EBA guidelines on Internal Governance such as: suitability, induction, knowledge and development, and conflict of interest policies, and approval of an action plan for improvements.

•  The committee verified the monitoring of guidelines of the subsidiaries with the Group - subsidiary governance model in relation to the board and board committees of structure of the subsidiaries and their duties in line with best practices.

•  Proposed and approved the appointment of lead Group-nominated directors to ensure that those persons representing the significant shareholder on subsidiary boards are suitable and fully aware of their duties and responsibilities.

Information for the general shareholders’ meeting and corporate documentation

• Shareholders information	• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the appointments committee.

• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

158	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Time devoted to each task

In 2018, the appointments committee held 13 meetings. Section ‘Board and committees attendance’ in section 4.3 provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately four hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the appointments committee.

In 2018, the committee successfully addressed all the challenges put forward for the year and identified in the 2017 activities report. In particular, confirmed its leadership role in the proper composition of the board of directors achieving a broader geographical diversity as a result of the incorporation of Mr Alvaro Cardoso de Souza in 2018 and reviewing also its own composition avoiding the identity of its members with those of the remuneration committee, in line with the best practices.

The self-assessment process positively rated both the composition of the committee and the very high degree of dedication among its members, as well as the chairman’s leadership. The frequency and duration of its meetings were also found to be appropriate for its proper functioning and for the performance of their duties and that sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

2019 priorities

•	Cultural transformation: continue working on the Bank’s cultural transformation, ensuring the attraction and retention of the appropriate talent to cover the future needs of the business.

•	Diversity: continue working to strive towards gender balance and broader diversity in the Group board and the rest of the organisation.

•	Corporate and subsidiary governance: driving the continuous improvement of corporate governance across the Group, focusing on the effective functioning of board of directors with the support of the board committees and the proper oversight and control of subsidiary transactions. Review trends, and best governance practices in corporate governance.
•	Succession planning: regular review of succession plans of members of the board and senior management, relating to current and future strategy and potential challenges the business may face.

4.6 Remuneration committee activities for 2018

This section constitutes the remuneration committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report has been prepared by the remuneration committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Bruce Carnegie-Brown	Independent
Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
	Ms Sol Daurella Comadrán	Independent
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Ms Carlos Fernández González	Independent

Secretary	Mr Jaime Pérez Renovales

Our board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in 4.2.

There have been no changes in the composition of the committee during 2018.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee .

159

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the remuneration committee’s activities in 2018, classified in accordance with the committee’s basic functions.

Duties	Action taken by the Remuneration Committee
Remuneration of directors
• Individual remuneration of directors in their capacity as such

•  Analysed the individual remuneration of directors in their capacity as such based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances evaluated by the board. Submission of a proposal to the board for remuneration of the new members of the responsible banking, sustainability and culture and also to increase the remuneration of members of the board as members of the board (+2.5%) in 2018 and the annual amount for the chairman of the audit and risk committees (from EUR 50 thousand to EUR 70 thousand). The rest of the remuneration components remained unchanged.

• Benefit scheme

•  The Remuneration Policy mentioned above provided for the elimination in 2018 of the supplemental benefit scheme for the contingencies of death and permanent disability while in office of serving directors provided for in the contracts of the chairman and the CEO, attributing to them an exceptional, non-cumulative supplement to the fixed remuneration. This change did not involve an increased cost to the Bank and eliminated the risk of the cost of this benefit rising in the future, completing the process of reducing risks from pension commitments (derisking).

• Individual fixed remuneration for executive directors

•  Submitted a proposal to the board to maintain the same gross salary for the executive chairman and CEO in 2018 as in 2017, with an increase equivalent to the reduction of fixed pension contributions, without the total compensation being increased as a result of this change, as well as a proposal to increase the gross annual salary of Mr Rodrigo Echenique in consideration of the new responsibilities he assumed in relation to the integration of Banco Popular into the Santander Group.

• Proposed to the board to maintain the gross annual salary for executive directors in 2019 as in the prior year.
• Individual variable remuneration for executive directors

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM, for the approval of a maximum level of variable remuneration up to 200% of the fixed component for executive directors and persons belonging to categories of staff whose professional activities (excluding control functions) have a material impact on the risk profile of the Group (the ‘Identified Staff’ or ‘Material Risk Takers’).

•  Determined the annual variable remuneration for 2017 payable immediately and the deferred amounts, part of which are established as a maximum and are conditioned to compliance with long term objectives established for executive directors, to be approved by the board, taking into account the directors’ remuneration policy, based on the individual level of achievement of the annual performance targets and the weightings previously established by the board, and the application of the corresponding targets, scales and weightings.

•  As part of the directors’ remuneration policy, the committee submitted a proposal for the annual performance indicators and targets to be used for the calculation of the annual variable remuneration for 2019, to be approved by the board. In addition, for submission to the board, establishing the achievement scales for annual and multi-year performance targets and their associated weightings.

• Share plans

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM regarding the approval of the application of remuneration plans involving the delivery of shares or share options (deferred multiyear targets variable remuneration plan, deferred and conditional variable remuneration plan, application of the Group’s buy-out policy and plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the UK).

• Propose the directors’ remuneration policy to the board

•  A proposal was submitted to the board, for subsequent submission to a binding vote at the 2018 AGM, regarding the approval of the directors’ remuneration policy for 2018, 2019 and 2020, and the committee issued the required explanatory Report regarding the directors’ remuneration policy.

160	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Duties	Action taken by the Remuneration Committee
• Propose the annual directors’ remuneration Report to the board

•  Submitted of a proposal to the board, for subsequent submission to a consultative vote at the 2018 AGM, regarding the annual directors’ remuneration report.

•  The committee assisted the board of directors in supervising compliance with the director remuneration policy.

•  The committee was informed by the lead independent director about the contacts with key shareholders and proxy advisors on remuneration issues for executive directors.

•  Celebrated four joint sessions with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting and being compatible with adequate and effective risk management.

Remuneration of non-director members of senior management
• Remuneration policy for senior executive vice presidents and other members of senior management

•  Established the basic terms of the contracts and remuneration for members of senior management in terms of their fixed and variable annual remuneration, submitting to the board the corresponding proposals for approval.

•  Established the annual variable remuneration for 2017 payable immediately and the deferred remuneration of members of senior management to be approved by the board, based on the individual level of achievement of the annual performance targets and their weightings as previously established by the board, and the application of the corresponding targets, scales and weightings.

•  Established of the annual performance indicators to be used for the calculation of variable remuneration for 2019 to be approved by the board, and with the cooperation of the human resources committee, and establishment, for submission to the board, the achievement scales for the annual and multi-year performance targets and weightings.

Remuneration of other executives whose activities may have a significant impact on the Group’s assumption of risks
• Remuneration for other executives who, although not members of senior management, are identified staff

•  Established the key elements of the remuneration of ‘identified staff’.

•  Reviewed and updated the composition of the identified staff in order to identify the persons within the Group who fall within the parameters established for being included in such group.

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM, regarding the approval of a maximum level of variable remuneration up to 200% of the fixed component for certain Group employees belonging to categories of staff whose professional activities have a material impact on the risk profile of the Bank or the Group.

• Assist the board of directors in supervising compliance with director remuneration policies

•  Reviewed the remuneration programmes to ensure they are up-to-date, giving weight to their adaptation and performance; ensuring that directors’ remuneration is appropriate taking into account the Bank’s results, culture and risk appetite; and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting adequate and being compatible with and effective risk management.

•  The committee informed the board of the content of the report issued by an external consultant assessing the remuneration policy, in application of the provisions of Law 10/2014, which establishes that the remuneration policy of credit institutions will be subject, at least once a year, to a central and independent internal evaluation, in order to verify whether the remuneration guidelines and procedures adopted by the board of directors in its supervisory function have been complied with.

•  Assisted the board in its supervision of the compliance with the remuneration policy for the directors and other members of the identified staff, as well as with any other Group’s remuneration policies.

• Monitored the gender pay reporting analysis and identified the areas for improvement.
• Verified the independence of the external consultants contracted to assist the committee in the performance of its duties.
Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the committee during 2017.
• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017 an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

161

Time devoted to each task

In 2018, the remuneration committee held 11 meetings. Section 4.3, ‘Board and committees attendance’ provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately four hours per meeting, with the chairman estimated to have spent, approximately, double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the remuneration committee.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting, informing, proposing and advising the board. This was demonstrated to holding an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

In 2018 the remuneration committee followed up on all organisational actions and improvements that were launched as a result of the effectiveness assessment carried out in 2017.

The committee has continued to monitor the gender pay reporting analysis and to identify areas of improvement. The committee is conscious that any unjustified gender imbalances that may be identified within the organization must be fought. In addition, the committee continued with its work in identifying areas for potential improvement in the various Group units.

The committee has celebrated joint sessions with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity that do not incentivise assuming risks that exceed the level tolerated by the Bank and are consistent with the approved risk strategy of the Bank.

Report regarding the director remuneration policy

As provided for under section 2 of article 529 novodecies of the Spanish Companies Act, the remuneration committee issues this report regarding the director remuneration policy for 2019, 2020 and 2021 that the board of directors intends to submit to binding approval of the shareholders at the coming AGM as a separate item of the agenda and which is an integral part of this report. See section 6.4 ‘Director remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

Considering the analysis made in the context of the elaboration of the 2018 annual report on director remuneration and its continuous supervision task in relation to remuneration policies, the remuneration committee is of the opinion that the director remuneration policy for 2019, 2020 and 2021, which is expected to be submitted to the shareholders vote and is included in section 6.4 below, conforms to the principles of the Bank’s remuneration policy and to the by-law mandated remuneration system.

2019 Priorities

•	Intragroup coordination: coordination with the remuneration committees of the Group subsidiaries is a priority, to monitor the adequate implementation and application of the corporate policies regarding remuneration.

•	Gender pay gap: The committee will continue working in analysing pay gaps that may exist due to gender or other factors, adopting solutions for unjustified imbalances when detected.

•	Effective compensation: ongoing focus on shaping compensation structures and schemes to reflect the Bank’s culture and continue driving these towards meritocracy and the corporate values. Review the Bank’s remuneration policies to ensure that they are aligned with international best practices, and that they foster talent attraction and retention.

4.7 Risk supervision, regulation and compliance committee activities in 2018

This section constitutes the risk supervision, regulation and compliance committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report was prepared by the risk supervision, regulation and compliance committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Álvaro Cardoso de Souza	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
MembersA	Ms Esther Giménez Salinas i Colomer	Independent
	Mr Ramiro Mato García-Ansorena	Independent
	Ms Belén Romana García	Independent
Secretary	Mr Jaime Pérez Renovales

A.	Mr Bruce Carnegie-Brown ceased as member of the committee on 1 January 2019.

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

162	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

For further information the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in 4.2.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank’s expense to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the risk supervision, regulation and compliance committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
Risk

• Assist the board in (i) defining the Group’s risk policies, (ii) determining the risk appetite strategy and culture and (iii) supervising their alignment with the Group’s corporate values

•   The committee carried out an overview of the Group’s risks, and specific analyses by unit and risk type, and assessed proposals, and assessed issues and projects relating to risk management and control.

•   Established and proposed to the board the approval of the risk appetite (risk appetite framework or RAF and the risk appetite statement), including proposals for new metrics. Reviewed on a quarterly basis the compliance with the limits.

•   Received information about matters relating to the proper management and control of risks within the Group, most notably the Risk Identification and Assessment (RIA), the Risk Control Self-Assessment (RCSA), one of the main tools for controlling these risks.

•   Received regular updates on the main risks affecting the different (e.g. Brexit, ring fencing, hyperinflation and devaluation in Argentina) business units and subsidiaries. The chairmen of the committee and of the risk committees of the different main global businesses and geographies of the Group held a risk convention to obtain a holistic view of the risks within the Group.

•   Monitored risks derived from technological obsolescence and related to cybersecurity, including data leakage, incident and vulnerability detection, patch management, network security and access control, amongst others. The committee was informed on the status of the main IT development and projects. Oversight was coordinated with the innovation and technology board committee, with which one joint session was held.

•   Supervised the different risks associated with the main corporate transactions analysed by the Bank and the different mitigating measures proposed to address them. In particular, it monitored the risks associated with the integration of Banco Popular in Spain and Portugal.

•   The Group chief financial officer (CFO) submitted the 2018 Recovery Plan to the committee, assessing the Group’s resilience in scenarios of severe stress. The plan was submitted to the board of directors for approval.

• Supervised and submitted for approval to the board of directors the risk strategy.

•   Supervised the alignment of the risk strategy with the 3-year strategic financial plan, P-21 (from 2019 to 2021), which covers, in qualitative terms and for the entire Group, the priorities and projects for the next three years and, in quantitative terms, a financial plan for that period.

• Joint meetings with board audit committee in order to share information regarding IFRS9, cybersecurity and obsolescence risk, whistleblowing,policy on outsourcing of services and other matters.

163

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee

• Assess the activity linked to Risk Management and Control

•   Ensured that the pricing policy for the assets, liabilities and services offered to customers fully takes into consideration the business model and appetite and risk strategy of the Bank.

•   Ascertained the risks resulting from the macroeconomic environment and economic cycles pertaining to the activities of the Bank and its Group.

•   Reviewed the main exposures of the Group with customers, economic sectors, geographical areas and types of risk.

•   Supported and assisted the board in conducting stress tests of the Bank. In particular, it assessed the scenarios and assumptions to be used in such tests, analysing the results and the measures proposed by the Risk function as a result.

• Supervise the Risk function

•   Ensured the independence and efficacy of the Risk function and that material and human resources were duly provided.

•   Assessed the Risk function and the performance of the Chief risk officer (CRO) and shared its assessment to the remuneration committee and the board, in order to establish the variable remuneration payable to him.

• Collaboration to establish rational remuneration policies and practices

•   Examined in conjunction with the remuneration committee whether the incentives policy envisaged in the remuneration scheme takes into account risk, capital, liquidity and the probability of profit.

•   Analysed in conjunction with the remuneration committee, the factors used to determine the ex-ante risk adjustment of the total variable remuneration assigned to the units, based on how previously assessed risks actually materialised.

Capital and liquidity

• Assist the board in approving the capital and liquidity strategies and supervise their implementation

•   Reviewed the annual capital self-assessment report (ICAAP) prepared by the Finance and Risks divisions in accordance with industry best practices and supervisory guidelines and submitted this report to the board for approval. Moreover, a capital plan was drawn up in accordance with the scenarios envisaged over a three-year time frame.

•   Endorsed the Pillar III disclosures report, which was submitted to and finally approved by the board. The report describes various aspects of the Group’s management of capital and of risk and provides an overview of the function and management of capital; base capital and prescribed capital requirements; policies for managing the various risks undertaken by the Bank from the standpoint of capital consumption; composition of the Group’s portfolio and its credit quality, measured in terms of capital and the roll-out of advanced internal models.

•   Assessed the liquidity plan (ILAAP), developed in the context of the Group’s business model and submitted for approval by the board.

Compliance and conduct

• Supervise the Compliance and Conduct function

•   Monitored the implementation of the compliance programs and the Target Operating Model (TOM) across the Group.

•   The Group Chief compliance officer (CCO) attended to all committee sessions (thirteen) in 2018 to report on matters under her responsibility, including the four joint sessions held in 2018 with the audit committee, the remuneration committee and the innovation and technology committee.

•   Ensured the independence and efficacy of the Compliance function.

•   Assessed the Compliance function (including the analysis of the function’s staffing to ensure that the function has the physical and human resources needed for the performance of its work) and the performance of the CCO and shared it with to the remuneration committee and the board in order to establish her variable remuneration.

164	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee

• Supervise the efficacy of the Compliance policy, the General Code of Conduct, anti-money laundering and terrorist financing manuals, and all other sector codes and rules

•   Assessed the operation of the corporate defence model and its efficacy in preventing or mitigating criminal offences.

•   Monitored the compliance with regulatory requirements regarding:

•   The implementation of GDPR throughout the year within the Group; analysed the main risks and mitigation plans.

•   The implementation of MiFID II throughout the year.

•   Monitored and assessed new regulations affecting the Group’s activity in the different jurisdictions.

•   Monitored key strategies and initiatives for enhancing AML management in the medium term through the application of innovative technologies.

•   Received an external expert’s report in line with legal obligations on the prevention of money laundering in relation to Spain entities.

•   Regulatory compliance reported:

•   Volcker’s compliance programme and the results of the Group’s certification.

•   The global supervision model of market abuse at the Group, highlighting its maturity, endorsed by Internal Audit.

•   The Bank’s treasury share trading, which complied with the applicable regulations.

• Product governance and consumer protection

•   Reviewed and submitted to the board the annual report from the Group’s customer services department, explaining its activities in 2017.

•   Received information about the progress of the local action plans regarding internal sales force remuneration in the Group and an overview of an initial assessment of the external sales force regarding their potential conduct risk impact.

•   Received an update on the status of customers’ complaints in the first half of 2018 and action plans in place to address any deficiencies and detriment to customers identified.

•   Received information on some of the conclusions reached from the activities carried out by the product governance and consumer protection unit.

• Supervise the whistleblower channels

•   Supervised the activity of the whistleblowing channel that allows Group employees to confidentially and anonymously report any breaches of external or internal rules, and submitted the conclusions achieved to the audit committee.

•   Reviewed and reported the measures taken in the different countries to promote the use of whistleblower channels and their results, in accordance with the request by the board of directors.

•   The Culture and Regulatory Compliance functions developed a joint proposal to create a single channel model for reporting violations of the General Code of Conduct and behaviours contrary to the values of Simple, Personal and Fair.

• Communications received from supervisors and regulators

•   Received monthly reports on the most relevant communications received from supervisory bodies in the area of compliance and conduct, and supervised the implementation of the associated actions and measures approved.

Governance

• Corporate governance and internal governance

•   The committee assessed the suitability of the Bank’s corporate governance system, concluding that the board fulfils its mission of promoting social interest and takes stakeholders’ interests into account, thereby reporting favourably the content of the corporate governance report.

•   Received information on the meetings held with institutional investors to explain the main initiatives implemented by the board in the area of corporate governance.

•   Reported favourably on the corporate governance annual report.

•   Reported favourably on the proposed amendments to the Rules and regulations of the board prior to its approval by the board.

165

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
Regulations and relations with supervisors
• Regulation and relations with supervisors	• Monitored reports on the main issues raised up by supervisors, the status of the action plans associated with these issues and those responsible for their implementation.

•   Received information about the priorities published by the European Central Bank that will guide the Single Supervisory Mechanism (SSM). Likewise, the committee was informed about the results of the Supervisory Review and Evaluation Process (SREP) carried out by the ECB and about other regulatory updates.

•   Received from periodic information about the macroeconomic environment and economic and political performance and the outlook in various countries, as well as with regard to the main regulatory principles, new regulations and matters being debated in the financial sector that could affect the Group’s activity, in addition to its position in connection with these.

•   The committee was informed about the updates in relation to the new interbank offered rates (IBORS) based on alternative risk-free rates, which are being developed by the supervisors of the main jurisdictions.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information

•   At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman at that moment, reported to the shareholders on the matters and activities within the purview of the appointments committee.

• Corporate documentation for 2017

•   Drafted the activities report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the risk, supervision regulation and compliance committee held 13 meetings. In section 4.3 ‘Board and committees attendance’ provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately 10 hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness was considered as part of the overall internal assessment of board effectiveness carried out internally in 2018. The committee considered the findings and suggested actions resulting from the review and related to the risk, supervision regulation and compliance committee.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting and advising the board. This was demonstrated to holding an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

In 2018, our risk supervision, regulation and compliance committee followed up on all organisational actions and improvements that were launched as a result of the assessment carried out in 2017:

•	It continued its collaboration with the innovation and technology board committee, holding joint meetings to allow coordinated oversight of technology and cybersecurity risk, ensuring the provision of necessary resources.

•	It consolidated its function of supporting and assisting to the board as a committee specialised in the control and supervision of the Risks and Compliance functions, increasing its collaboration with the audit committee in the supervision of internal audit activities; and;

•	It strengthened its relationship with the risk supervision, regulation and compliance committees of the main subsidiaries of the Group, through continuous communication and sharing of best practices, among the chairman of these committees.

2019 Priorities

The committee has identified the following priorities for 2019:

•	Ongoing focus on material risks and the potential impact of their outcomes and continuous analysis of the macroeconomic environment and early warning indicators.

•	Ensuring the proper coordination with other board committees, including, among others, the responsible banking, sustainability and culture committee, the remuneration committee and the audit committee, and that they are aware of the work of the committee and how it relates to their respective responsibilities.

•	Oversight of transformational projects (regulatory and non regulatory).

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4.8 Related-party transactions and conflicts of interest

Related-party transactions

Directors, senior management and significant shareholders

This subsection includes the report on related-party transactions referred to in recommendation six of the Good Governance Code of Spanish Listed Companies.

In accordance with the Rules and regulations of the board, the board of directors shall examine any transactions that the Bank or Group companies carry out with directors, with shareholders that own, whether individually or together with others, a significant interest, including shareholders represented on the board of directors of the Bank or of other Group companies, or with persons related to them.

These transactions require the authorisation of the board, following a favourable report from the audit committee, except where the law provides that the approval corresponds to the GSM. Exceptionally, when so advised for reasons of urgency, related-party transactions may be authorised by the executive committee, with subsequent ratification by the board.

Such transactions shall be evaluated in the light of the principle of equal treatment and in view of market conditions.

Authorisation of the board shall not be required, however, for transactions that simultaneously meet the following three conditions:

•	They are carried out under contracts with basically standard terms that customarily apply to the customers contracting for the type of product or service in question.

•	They are entered into prices or rates generally established by the party acting as supplier of the goods or service in question or, if the transactions concern goods or services for which no rates are established under arm’s length conditions, similar to those applied to commercial relationships with customers having similar characteristics.

•	The amount thereof does not exceed 1% of the Bank’s annual income.

During 2018, no member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, to the best knowledge, has entered with the Bank into any significant transactions or under conditions which were not market conditions.

The audit committee has verified that all transactions completed with related parties during the year were fully compliant with the abovementioned conditions in order not to require approval from the governing bodies as mentioned in the audit committee activities report in section 4.4. ‘Audit committee activities in 2018’.

Group direct risks regarding the Bank’s directors and members of senior management as of 31 December 2018 in the form of loans and credits and guarantees provided in the ordinary course of business, are shown in note 5.f of the ‘consolidated financial statements’. Their conditions are equivalent to those made under market conditions or the corresponding remuneration in kind has been attributed.

In addition, the Bank also has a policy for the authorization of loans, credits, loans and guarantees to directors and members of senior management that contains the procedure established for the authorization and formalization of risk transactions of which they or their related parties are beneficiaries.

The policy includes general rules on maximum borrowing levels, interest rates and other conditions applicable in similar terms to those applicable to the rest of employees.

According to the mentioned policy and with the regulations applicable to credit institutions, the loans, credits or guarantees to be granted to directors and senior managers of the Bank need to be authorised by the board and subsequently by the ECB. There are two exceptions:

•	Transactions subject to the conditions of a collective agreement agreed by the Bank and whose conditions are similar to the conditions of transactions granted to any Bank employee.

•	Transactions carried out under contracts whose conditions are standardised and generally applied to a large number of customers, provided that the amount granted to the beneficiary or its related parties does not exceed the amount of EUR 200,000.

Intra-group transactions

With regard to intra-group transactions, identical rules, approval bodies and procedures apply as to transactions with customers, with mechanisms in place to monitor that such transactions are under market prices and conditions.

The amounts of the transactions with other Group entities (subsidiaries, associates and multigroup entities), as well as with directors, senior management and their related parties are included in note 53 (‘Related parties’) in the ‘consolidated financial statements’ and note 47 (‘Related parties’) in the individual financial statements.

Conflicts of interests

The Bank has approved standards and procedures that establish the criteria for the prevention of conflicts of interest that may arise as a result of the various activities and functions carried out by the Bank, or between the Bank’s interests and those of its directors and senior management.

In 2018, we have approved an internal policy on conflicts of interest that is a compilation of various binding documents that existed prior to that time, that provides the employees, directors and entities of the Group with criteria to prevent and manage any conflict of interest that may arise as a result of their activities.

Directors and senior management

Our directors must adopt the measures that are necessary to prevent situations in which their interests, whether their own or through another party, may enter into conflict with the corporate interest and their duties towards the Bank.

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The duty to avoid conflicts of interest requires directors to fulfil certain obligations such as abstaining from using the Bank’s name or their capacity as directors to unduly influence private transactions, using corporate assets, including the confidential information of the Bank, for private purposes, taking advantage of business opportunities of the Bank, obtaining benefits or remuneration from third parties in connection with the holding of their position, except for those received merely as a sign of courtesy, carrying out activities, on their own behalf or on behalf of others, which actually or potentially entail effective competition with the Bank or which otherwise place them in a situation of permanent conflict with the interests of the Bank.

In any case, they must inform the board of any direct or indirect conflict of interest between their own interests or those of their related parties and those of the Bank that will be disclosed in the financial statements.

No director has communicated during the year 2018 any situation that places him in a conflict of interest with the Group. However, in 2018, there were 60 occasions in which directors abstained from participating in discussions and voting on matters at the meetings of the board of directors or of its committees. The breakdown of the 60 cases is as follows: on 26 occasions the abstention was due to proposals to appoint, re-elect or remove directors, and their appointment as members of board committees or as members of other boards at Santander Group companies; on 30 occasions the matter under consideration related to remuneration or the granting of loans or credits; on 1 occasion the matter concerned the discussion of a risk transaction involving a party related to a director; and on 3 occasions the abstention concerned the annual verification of the status and the suitability of directors.

Further, the mentioned policy of conflicts of interest and the Code of Conduct in Securities Markets to which both, the directors and the senior management of the Bank have adhered to, establishes mechanisms to detect and address conflicts of interest. These persons must present a statement to the Compliance function of the Bank detailing any relations they hold. This statement must be continuously updated. They must also notify the Compliance function of any situation in which a conflict of interest could occur owing to their relations or due to any other reason or circumstance and they shall abstain from deciding, or where applicable, voting in situations where a conflict exists and shall likewise inform about the conflict to those who are to take the respective decision.

Conflicts of interest shall be resolved by the person holding the highest responsibility for the area involved. If several areas are affected, the resolution shall be made by the most senior officer in all such areas or if none of the foregoing rules are applicable, by the person appointed by the Compliance function. In the event of any doubt, the Compliance function should be consulted.

The control mechanisms and the bodies in charge of resolving this type of situations are described in the Code of Conduct in Securities Markets, which is available on the Group’s corporate website. According to this code, and in relation to the Group’s shares and securities, neither directors, the senior management nor their related parties may: (i) carry out counter-transactions on securities of the Group within 30 days following each acquisition or sale thereof; or (ii) carry out transactions on Group securities in the one month preceding the announcement of quarterly, six-monthly or annual results until they are published

Group companies

The Bank is the only Santander Group company listed in Spain, so it is not necessary to have mechanisms in place to resolve possible conflicts of interest with subsidiaries listed in Spain.

Notwithstanding, in case of conflicts of interest that may arise between a subsidiary and the Bank, the latter as the parent company must take into account the interests of all its subsidiaries and the way such interests contribute to the long term interest of the subsidiaries and the Group as a whole. Likewise, the entities of the Santander Group must take into account the interests of the Santander Group as a whole and, consequently, also examine how decisions adopted at the subsidiary level may affect the Group.

The Bank, as the parent company of Santander Group, structures the governance of the Santander Group through a system as ruler that guarantees the existence of rules of governance and an adequate control system, as described in section 7 ‘Group structure and internal governance’.

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5. Management team

The table below shows the profiles of the Bank’s senior management (other than the executive directors described in section 4.1 ‘Our directors’) as of 31 December 2018.

Mr Rami Aboukhair	COUNTRY HEAD – SANTANDER SPAIN

Born in 1967. He joined the Group in 2008 as a director of Santander Insurance and head of Products and Marketing. He also served as managing director of products, marketing and customers in Banco Español de Crédito, S.A. (Banesto) and as managing director and head of Retail Banking in Santander UK. In 2015 he was appointed country head for Santander Spain and in 2017 he was named CEO of Banco Popular Español, S.A. until its merger with Banco Santander, S.A. He is currently senior executive vice president and country head of Santander Spain.

Mr Enrique Álvarez	HEAD OF STRATEGY, CORPORATE DEVELOPMENT AND NEW BUSINESSES DEVELOPMENT – SANTANDER UK

Born in 1978. He joined the Group in 2015 as deputy head of strategy. He is currently senior executive vice president, and until 15 February 2019 Group head of Chairman’s Office and Strategy and global head of Insurance Network Banking and Responsible Banking. He is currently head of strategy corporate development and New Businesses Development in Santander UK. He is also a director of Open Digital Services, S.L., Santander Fintech Limited and Zurich Santander Insurance America, S.L. Previously he was a partner in McKinsey & Company.

Ms Lindsey Argalas	HEAD OF SANTANDER DIGITAL

Born in 1968. In 2017 she joined the Group as senior executive vice president and Group head of Santander Digital. She served as principal of The Boston Consulting Group (BCG) (1998-2008). She also served as senior vice president and chief of staff to the CEO of Intuit Inc. (2008-2017).

Mr Juan Manuel Cendoya	GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH

Born in 1967. He joined the Bank in July 2001 as Group senior executive vice president and head of the Communications, Corporate Marketing and Research division. In 2016 he was appointed vice chairman of the board of directors of Santander Spain and head of Institutional and Media Relations of that unit, in addition to his function as Group head of Communications, Corporate Marketing and Research. He is also a member of the board of directors of Universia. Formerly, he was head of the legal and tax department of Bankinter, S.A. Juan Manuel Cendoya is a State Attorney.

Positions held in other non-Group companies: He is currently a non-executive director at Arena Media Communications Network, S.L.

Mr José Doncel	GROUP HEAD OF ACCOUNTING AND FINANCIAL CONTROL

Born in 1961. He joined the Group in 1989 as head of accounting. He also served as head of accounting and financial management at Banco Español de Crédito, S.A. (Banesto) (1994-2013). In 2013 he was appointed senior executive vice president and head of the Internal Audit division. In 2014 he was appointed Group head of Accounting and Financial Control. Currently he serves as Group chief accounting officer.

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Mr Keiran Foad	GROUP CHIEF RISK OFFICER

Born in 1968. He joined the Group in 2012 as deputy chief risk officer of Santander UK. He also served in various risk and corporate leadership roles at Barclays Bank, plc. (1985-2011) and as chief risk officer at Northern Rock, plc. In 2016 he was appointed senior executive vice president and deputy chief risk officer of the Bank until his appointment in 2018 as the Group chief risk officer.

Mr José Antonio García Cantera	GROUP CHIEF FINANCIAL OFFICER

Born in 1966. He joined the Group in 2003 as senior executive vice president of global wholesale banking of Banco Español de Crédito, S.A. (Banesto). In 2006 he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int, Ltd. and Citigroup Capital Markets UK. In 2012 he was appointed senior executive vice president of Global Corporate Banking. Currently he serves as Group chief financial officer.

Mr Juan Guitard	GROUP CHIEF AUDIT EXECUTIVE

Born in 1960. He joined the Group in 1997 as head of human resources of Santander Investment, S.A. He was also General Counsel and Secretary of the board of Santander Investment, S.A. and Banco Santander de Negocios. In 2013 he was head of the Bank’s Risk division. In November 2014 he was appointed head of the Internal Audit division. Currently, he serves as Group chief audit executive. Juan Guitard is a State Attorney.

Mr José María Linares	GLOBAL HEAD OF CORPORATE & INVESTMENT BANKING

Born in 1971. He served as an equity analyst in Morgan Stanley & Co. New York (1993-1994). He worked as senior vice president and senior Latin America telecom equity analyst at Oppenheimer & Co. New York (1994-1997). He also served as Director Senior Latin America TMT equity analyst at Société Générale, New York & São Paolo (1997-1999). In 1999 he joined J.P. Morgan and in 2011 was appointed as managing director and head of Global Corporate Banking at J.P. Morgan Chase & Co. (2011-2017). In 2017 he was appointed senior executive vice president of the Group and Global head of Corporate & Investment Banking.

Ms Mónica López-Monís	GROUP CHIEF COMPLIANCE OFFICER

Born in 1969. She joined the Group in 2009 as general secretary and board secretary of Banco Español de Crédito, S.A. (Banesto). Formerly, she was general secretary of Aldeasa, S.A. She also served as general secretary of Bankinter, S.A. In 2015 she was appointed senior executive vice president of Santander and Group chief compliance officer. Mónica López-Monís is a State Attorney.

Mr Javier Maldonado	GROUP HEAD OF COSTS

Born in 1962. He joined the Group in 1995 as head of the international legal division of Banco Santander de Negocios. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Santander and head of coordination and control of regulatory projects in 2014. He currently serves as Group senior executive vice president and head of Costs.

Positions held in other non-Group companies:

He is non-executive director of Alawwal Bank.

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Mr Dirk Marzluf	GROUP HEAD OF TECHNOLOGY AND OPERATIONS

Born in 1970. He joined the Group in 2018 as Group senior executive vice president and Group head of IT and operations. Previously he held several positions in AXA Group, where he served as group CIO from 2013 leading the insurance group’s technology and information security transformation and co- sponsor of its digital strategy. His global roles include previous work at Accenture, Daimler Chrysler and Winterthur Group.

Mr Víctor Matarranz	GLOBAL HEAD OF WEALTH MANAGEMENT

Born in 1976. He joined the Group in 2012 as head of strategy and innovation in Santander UK. In 2014 he was appointed senior executive vice president and head of executive chairman’s office and strategy. Previously, he held several positions in McKinsey & Company where he became partner. Currently, he serves as senior executive vice president and Global head of Wealth Management.

Mr José Luis de Mora	GROUP HEAD OF FINANCIAL PLANNING AND CORPORATE DEVELOPMENT

Born in 1966. He joined the Group in 2003. Since 2003, he has been in charge of developing the Group strategic plan and acquisitions. In 2015 he was appointed Group senior executive vice president and Group head of Financial Planning and Corporate Development. Since 15 February 2019, the strategy function has been integrated with the corporate development function.

Mr José María Nus	RISK ADVISER TO GROUP EXECUTIVE CHAIRMAN

Born in 1950. He joined the Group in 1996 as executive director and chief risk officer of Banco Español de Crédito, S.A. (Banesto). In 2010 he was appointed executive director and chief risk officer of Santander UK. He also served as Group chief risk officer until June 2018. Formerly, he served as senior executive vice president in Argentaria and Bankinter. He currently serves as senior executive vice president and risk advisor to Group executive chairman.

Mr Jaime Pérez Renovales	GROUP HEAD OF GENERAL SECRETARIAT AND HUMAN RESOURCES	See profile in section 4.1. ‘Our directors’.

Ms Magda Salarich	HEAD OF SANTANDER CONSUMER FINANCE

Born in 1956. She joined the Group in 2008 as senior executive vice president and head of Santander Consumer Finance. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Ms Jennifer Scardino	HEAD OF GLOBAL COMMUNICATIONS. GROUP DEPUTY HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH

Born in 1967. She joined the Group in 2011 as head of corporate communications, public policy and corporate social responsibility for Santander UK. She also held several positions in the US Securities and Exchange Commission (1993-2000). She was appointed managing director of Citigroup (2000-2011). In 2016 she was appointed senior executive vice president and head of Global Communications and Group deputy head of Communications, Corporate Marketing and Research.

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6. Remuneration

Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.7, 9.4 and 9.5 below constitute the annual report on directors´ remuneration that must be prepared and submitted to the consultative vote of thegeneral shareholders’ meeting. This report was published in previous years separately while now it is published as part of this Corporate governance chapter, as indicated in its introduction, ‘Redesigned corporate governance report’.

Pursuant to the previous paragraph, this annual report on remuneration of directors has been approved by the board of directors of the Bank, in its meeting held 26 February 2019. None of the directors voted against nor abstained in relation to the approval of this report.

The text of the remuneration policy for directors in force at the date of this report is available at our corporate website.

6.1 Principles of the remuneration policy

Remuneration of directors in their capacity as such

The individual remuneration of directors, both executive and otherwise, for the performance of supervisory and collective decision-making duties, is determined by the board of directors, within the amount set by the shareholders, based on the positions held by the directors on the collective decision-making body itself and their membership and attendance of the various committees, as well as any other objective circumstances that the board may take into account.

Remuneration of directors for the performance of executive duties

The most notable principles of the Bank’s remuneration policy for the performance of executive duties are as follows:

1.

Remuneration must be aligned with the interests of shareholders and be focused on long-term value creation, while remaining compatible with rigorous risk management and with the Bank’s long-term strategy, values and interests.

2.	Fixed remuneration must represent a significant proportion of total compensation.

3.	Variable remuneration must compensate for performance in terms of the achievement of agreed goals of the individual and within the framework of prudent risk management.

4.	The global remuneration package and the structure thereof must be competitive, in order to appeal to and retain professionals.

5.	Conflicts of interest and discrimination must be avoided in decisions regarding remuneration.

The assistance of Willis Towers Watson was sought by the remuneration committee and the board for the following purposes:

•	To compare the relevant data with that on the markets and comparable entities, given the size, characteristics and activities of the Group.

•	To analyse and confirm the compliance of certain quantitative metrics relevant to the assessment of certain objectives.

•	To estimate the fair value of the variable remuneration linked to long-term objectives.

Banco Santander performs an annual comparative review of the total compensation of executive directors and senior executives. The ‘peer group’ in 2018 comprised the following banks: Itaú, JP Morgan Chase, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

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6.2 Remuneration of directors for the performance of supervisory and collective decision-making duties: policy applied in 2018

A. Composition and limits

As set out in Banco Santander´s Bylaws, the remuneration remuneration of directors for their status as such now consists of a fixed annual amount determined at the general shareholders’ meeting. This amount shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such a reduction appropriate. The remuneration established at the general shareholders’ meeting for 2018 was EUR 6 million, with two components: (a) annual allotment and (b) attendance fees.

Bylaw-stipulated emoluments earned by the board in 2018 amounted to EUR 4.6 million, which is 23% less than the amount approved at the general shareholders’ meeting.

In addition, the Bank contracts a civil liability insurance policy for its directors upon customary terms that are proportionate to the circumstances of the Bank. Directors are also entitled to receive shares, share options or share-linked compensation following the approval of the general shareholders´ meeting.

Directors are also entitled to receive other compensation following a proposal made by the remuneration committee and upon resolution by the board of directors, as may be deemed appropriate in consideration for the performance of other duties in the Bank, whether they are the duties of an executive director or otherwise, other than the supervisory and collective decision-making duties that they discharge in their capacity as members of the board.

None of the non-executive directors has the right to receive any benefit on the occasion of their removal as such.

B. Annual allotment

The amounts received individually by the directors during the last two years based on the positions held on the board and their membership on the various board committees were as follows:

Amount per director in euros	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	—
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk supervision, regulation and compliance committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	—
Lead directorA	110,000	110,000
Non-executive vice chairmen	30,000	30,000

A.

Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

C. Attendance fees

By resolution of the board, at the proposal of the remuneration committee, the amount of attendance fees applicable to meetings of the board and its committees (excluding the executive committee, for which no fees are provided) during the last two years was as follows:

Attendance fees per director per meeting in euros	2018 and 2017
Board of directors	2,600
Audit committee and risk supervision, regulation and compliance committee	1,700
Other committees (excluding executive committee)	1,500

D. Breakdown of bylaw-stipulated emoluments

The total amount accrued for bylaw-stipulated emoluments and attendance fees was EUR 4,6 million in 2018 (EUR 4,7 million in 2017).

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The individual amount accrued for each director for these items is as follows:

				Amount in euros
				2018										2017
Directors	Executive	Non-executive		Annual allotment								Board and committee attendance fees	Total bylaw- stipulated emoluments and attendance fees
				BoardG	EC	AC	ASC	RC	RSRCC	RBSCC	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea				90,000	170,000	—	—	—	—	8,000	268,000	39,000	307,000	301,000
Mr José Antonio Álvarez Álvarez				90,000	170,000	—	—	—	—	—	260,000	34,000	294,000	301,000
Mr Bruce Carnegie- Brown		I		383,000	170,000	—	25,000	25,000	40,000	—	643,000	89,000	732,000	731,400
Mr Rodrigo Echenique Gordillo				90,000	170,000	—	—	—	—	—	260,000	33,000	293,000	295,400
Mr Guillermo de la Dehesa Romero		N		120,000	170,000	—	25,000	25,000	20,000	—	360,000	81,000	441,000	472,700
Ms Homaira Akbari		I		90,000	—	40,000	—	—	—	8,000	138,000	61,000	199,000	159,156
Mr Ignacio Benjumea Cabeza de Vaca		N		90,000	170,000	—	13,000	25,000	40,000	8,000	346,000	86,000	432,000	444,400
Mr Francisco Javier Botín- Sanz de Sautuola y O’SheaA		N	B	90,000	—	—	—	—	—	—	90,000	31,000	121,000	123,900
Ms Sol Daurella Comadrán		I		90,000	—	—	25,000	25,000	—	8,000	148,000	67,000	215,000	206,900
Mr Carlos Fernández González		I		90,000	—	40,000	25,000	25,000	—	—	180,000	86,000	266,000	285,000
Ms Esther Giménez- Salinas i Colomer		I		90,000	—	—	—	—	40,000	8,000	138,000	58,000	196,000	161,756
Ms Belén Romana García		I		160,000	85,000	40,000	—	—	40,000	8,000	268,000	81,000	414,000	297,300
Mr Juan Miguel Villar MirC		I		90,000	—	—	—	—	—	—	90,000	18,000	108,000	170,388
Mr Ramiro Mato García- AnsorenaD		I		115,000	170,000	40,000	—	—	40,000	8,000	373,000	39,000	450,000	36,001
Mr Alvaro Cardoso de SouzaE		I		85,000	—	—		—	27,000	5,000	117,000	31,000	148,000	—
Mr Matías Rodríguez InciarteF				—		—	—	—				—		275,511
Ms Isabel Tocino BiscarolasagaF		I		—		—	—	—				—		417,577

Total				1,763,000	1,275,000	160,000	113,000	125,000	247,000	61,000	3,744,000	872,000	4,616,000	4,679,389

A.	All amounts received were reimbursed to Fundación Botín.
B.	Mr Javier Botín-Sanz de Sautuola is non-external (neither propietary nor independent) since 13 February 2018 (propietary at the beginning of 2018).
C.	Ceased to be a director on 1 January 2019.
D.	Director since 28 November 2017.
E.	Director since 23 March 2018.
F.	Ceased to be a director on 28 November 2017.
G.	Includes committees chairmanship and other role emoluments.

P: Proprietary I: Independent N: Non-external (neither proprietary nor independent).

EC: Executive committee AC: Audit committee ASC: Appointments committee RC: Remuneration committee RSRCC: Risk supervision, regulation and compliance committee. RBSCC: Responsible Banking, sustainability and culture committee.

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6.3 Remuneration of directors for the performance of executive duties

The policy applied to the remuneration of directors in 2018 for the performance of executive duties was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 23 March 2018, with 94.22% of the votes in favour. The table below summarises the remuneration policy and its implementation.

Component	Type of component	Policy	Implementation in 2018
Gross annual salary	Fixed

•  Paid in cash on a monthly basis.

•  Base salary for Ana Botín and José Antonio Alvarez reviewed in 2018 to reflect pension transformation (equivalent reduction of pension contribution).

•  Base salary for Rodrigo Echenique reviewed due to increased responsibilities.

• Ana Botin: EUR 3,176 thousand. • José Antonio Álvarez: EUR 2,541 thousand. • Rodrigo Echenique: EUR 1,800 thousand. • Pension transformation detailed in section 6.3 C.
Variable remuneration	Variable

•  Individual benchmark reference.

•  Calculated against a set of annual quantitative metrics and a qualitative assessment with input of individual performance.

•  50% of each payment is made in shares subject to a one-year retention. The number of shares is determined at the time of the award.

•  40% paid in 2019; 60% deferred in five years.

•  24% paid in equal parts in 2020 and 2021.

•  36% paid in equal parts in 2022, 2023 and 2024 subject to the compliance with a set of long-term objectives (2018-2020).

• See section 6.3 B ii) for details of annual metrics and assessment. • See section 6.3 B iv) for details of the long-term metrics. • See section 6.3 B iii) for details of the individual awards.
Benefit system	Fixed

•  Annual contribution at 22% of base salary.

•  Mr Echenique’s current contract does not provide for any pension benefit, without prejudice to his pension rights before he was appointed executive director.

• Until 2017, the annual contribution was 55% of the fixed and variable pensionable bases. Salary and incentive benchmark reviewed in the amount reduced in pension, with no cost increase for the Bank.
	Variable	• Annual contribution at 22% of the 30% of the average of the last three-years variable remuneration.	• Supplementary death and disability benefits eliminated. • See section 6.3 C for details of the annual contributions and pension balance.
Other remuneration	Fixed

•  Includes life and accident and medical insurance, including any tax due on benefits.

•  Includes a fixed remuneration supplement in cash (not salary nor pensionable) as part of the elimination of the death and disability supplementary benefits.

•  Life and accident annuities has been increased as a result of the elimination of the supplementary death and disability benefits.

•  Implementation of the fixed remuneration supplement as supplementary benefits are eliminated.

•  See section 6.3 C for details on the pension transformation.

Shareholding policy	N/A	• 200% of the net tax amount of the annual gross basic salary. • Five years from 2016 to demonstrate the shareholding.	• No change from 2017.

A. Gross annual salary

The board resoled to maintain the same gross annual salary for Ms Ana Botín and Mr José Antonio Álvarez for 2018 as in 2017, although with an increase in the amount equivalent to the reduction of the fixed pension contributions in the terms described in section 6.3 C, and neither the total compensation nor the cost were increased. Until 2017, the annual fixed contributions were 55% of the gross annual salary. From 2018 onwards, the fixed contributions will be 22% of the gross annual salary.

The board approved an increase in the gross annual salary of Mr Rodrigo Echenique on consideration of his new responsibilities in relation with the integration of Banco Popular into the Santander Group. His annual gross salary is EUR 1,800 thousand from January 2018.

175

In summary, the executive directors’ gross annual salary and fixed annual contribution to pension for 2018 and 2017 were as follows:

	2018			2017
EUR thousand	Gross annual salary	Fixed annual pension contribution	Total	Gross annual salary	Fixed annual pension contribution	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	3,176	699	3,875	2,500	1,375	3,875
Mr José Antonio Álvarez Álvarez	2,541	559	3,100	2,000	1,100	3,100
Mr Rodrigo Echenique Gordillo	1,800		1,800	1,500	—	1,500
Mr Matías Rodríguez InciarteA				1,568	—	1,568

Total	7,517	1,258	8,775	7,568	2,475	10,043

A.

Ceased to be a director on 28 November 2017. Figure includes his gross annual salary until he ceased to be a director. The portion of gross annual salary for discharging his duties as senior executive vice president from 28 November 2017 is included in the corresponding section.

B. Variable remuneration

i) General policy for 2018

The board approved the variable remuneration of the Group executive chairman, the chief executive officer and the other executive directors, at the proposal of the remuneration committee, in consideration of the approved policy:

•	The variable components[16] of the total remuneration of executive directors in 2018 amounts to less than 200% of the fixed components, as provided by agreement at the general shareholders’ meeting of 23 March 2018.

•	At the request of the remuneration committee, at the beginning of 2019 the board approved the final amount of the incentive for 2018, based on the individual benchmark variable remuneration figure in accordance with the following:

•	A group of short-term quantitative metrics measured against annual objectives.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25 percentage points upwards or downwards.

•	Where applicable, an exceptional adjustment that will be supported by the substantiated evidence.

•	The final variable remuneration is adjusted based on the individual assessment of the executive director, which is carried out in accordance with the current model and taking into account their individual objectives, as well as how they are achieved, for which the management of employees, the adherence to the corporate behaviours and the development of initiatives in the communities in which the Bank operates.

A.	Where applicable, an exceptional adjustment based on substantiated evidence

The quantitative metrics and the elements of the qualitative assessment are described below.

•	The approved incentive is paid 50% in cash and 50% in shares[17], a portion in 2019 and portion deferred and linked to multi-year targets. 40% shall be paid immediately once the final amount has been determined, and the remaining 60% shall be deferred in equal parts over five years, as follows:

•	Payment of the amount deferred over the first two years (24% of the total), payable in 2020 and 2021, where applicable, shall be conditional on none of the malus clauses described below being triggered.

•	The amount deferred over the next three years (36% of the total), payable in 2022, 2023 and 2024, where applicable, shall be conditional not only on the malus clauses not being triggered but also on the achievement of the multi-year targets described below. These objectives can only decrease the amounts and the number of deferred shares.

•	When the deferred amount is paid in cash, the beneficiary may be paid the adjustment for inflation through the date of payment.

•	All payments in shares are subject to a one-year retention period after being delivered.

16.

As stated in the initial table of this section 6.3, contributions to below of this section of the report, contributions to the benefits systems for two executive directors include both fixed components and variable components, which become part of the total variable remuneration.

17.

Since variable remuneration involves the delivery of shares of the Bank, the board of directors submitted to the shareholders at the 2018 annual general shareholders’ meeting, which so approved, the application of the third cycle of the Deferred Variable Remuneration Plan Linked to Multi-Year Targets, through which the aforementioned variable remuneration for executive directors is instrumented.

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Remuneration

•	The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

The payment schedule of the incentive is illustrated below.

All deferred payments, whether or not subject to long-term objectives, are subject to malus.

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy.

ii) Quantitative metrics and qualitative assessment for 2018

The variable remuneration for executive directors in 2018 factored in the quantitative metrics and qualitative factors approved by the board at the beginning of 2018 at the proposal of the remuneration committee18, which has taken into account the policy referred to in the paragraphs above and the work of the human resources committee19. The result of aggregating the quantitative and qualitative weighted results is as follows:

18.

Before determining the variable remuneration of executive directors and other senior managers, the committee receives a joint report from the risk compliance, audit and financial control functions of the Group identifying material errors which occurred during the year and satisfying itself that this has been appropiately reflected in the compensation proposals for each of these executives. Downward adjustment were made to the compensation of 68 material risk takers across the Group due to material errors, none related to the performance of executive directors or senior managers.

19.

This committee was aided by members of senior management who are also responsible for different functions in the Group, including risk, internal audit, compliance, general secretariat and human resources, financial management, financial accounting and control. Their role in this committee consisted of analysing quantitative metrics information, undertaking a qualitative analysis, and considering whether or not to apply exceptional adjustments. This analysis included different matters related to risk, capital, liquidity, quality and recurrence of results, and other compliance and control matters.

177

Category and (weight)	Quantitative metrics			Qualitative
	Metrics	Assessment	Weighted assessmentA	Component	Assessment	Total weighted scoreB
Customers (20%)	Customer satisfaction Number of loyal customers	110.9% 100.1%	11.1% 10.0%	Effective compliance with the objectives of the rules on risk conduct in respect of customers.	+2.4% - Strengthened governance and management of commercialization conduct as part of Santander culture.	23.5%
Risks (10%)	Non-performing loans ratio Cost of lending ratio	102.7% 105.1%	5.1% 5.3%	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.	+1.2% - Improving underlying controls. No material breaches of risk appetite.	11.6%
Capital (20%)	Capital ratio (CET1)	101.9%	20.4%	Efficient capital management.	+3.2% - Exceeded capital plan, through sustainable underlying actions.	23.6%
Return (50%)	Ordinary net profit (ONP)C RoRWA: return on risk weighted assetsD	96.8% 102.2%	26.6% 23.0%	Suitability of business growth compared to the previous year, considering the market environment and competitors. Sustainability and solidity of results. Efficient cost management and achievement of efficiency goals.	0 % Results in line with expectations.	49.6%
Exceptional adjustment		Elements (non-exhaustive) under consideration: general control environment, compliance with internal and external regulations, prudent and efficient liquidity and capital planning management.		Based on strong business performance, specifically recognizing exceptional profit growth in a challenging international context, in particular in relation to macroeconomic conditions and monetary policy changes in 2018 in some of the main markets of the Group.		12.3%

TOTAL						120.6%

A.

The weighted assessment is the result of multiplying the assessment of each objective by the weight of each objective. When there is more than one objective in the category and save for Note D below, the weight of each objective in the category is the same.

B.	Result of adding or substracting the qualitative assessment to the weighted assessment.
C.

For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

D.	The specific weight of ONP in the total scorecard is 27.5% and RoRWA is 22.5%.

The variable remuneration allocated to each executive director was determined by applying the aforementioned metrics to the sum of the benchmark variable remuneration of the executive directors, together with the level of compliance with individual goals and the market reference. The individual variable remuneration approved by the board are set out in the section below.

iii) Determination of the individual variable

remuneration for executive directors in 2018

The board approved the variable remuneration of the Group executive chairman, the chief executive officer and the other executive directors, at the proposal of the remuneration committee, taking into account the policy referred to in the paragraphs above and the result of the quantitative metrics and qualitative assessment set out in the section above.

It was also verified that none of the following circumstances have occurred:

•	The Group’s ONP[20] for 2018 was not less than 50% of that for 2017. If this had occurred, the variable remuneration would not have been greater than 50% of the benchmark incentive.

•	The Group’s ONP has not been negative. If this had occurred, the incentive would have been zero.

The variable remuneration allocated to each executive director was determined by applying the aforementioned metrics to the sum of the benchmark variable remuneration of the executive directors, together with the level of compliance with individual goals, including people management, adherence to the corporate behaviours and the implementation of initiatives for communities.

20.

For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

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Remuneration

For Ms Ana Botín and Mr José Antonio Álvarez the board resolved to maintain in 2018 the same benchmark incentive as in 2017 increased in the amount equivalent to the reduction of the variable pension contributions in the terms described in section 6.3 C, without the total compensation being increased as a result of this change. Until 2017, the annual variable contributions were 55% of the average of the last three variable remunerations amounts. From 2018, the variable contributions are 22% of the same pensionable base. This has resulted in a reduction of variable pension and an equivalent increase in the benchmark incentive of EUR 516 and 349 thousand for Ms Ana Botín and Mr José Antonio Álvarez, respectively.

As a result of the aforementioned process, the review of the benchmark variable remuneration and following a proposal by the remuneration committee, the board of directors approved the following amounts for variable remuneration payable immediately and the deferred amounts not linked to long-term metrics:

Immediately payable and deferred (not link to long-term objectives) variable remuneration

EUR thousand

	2018			2017
	In cash	In sharesB	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,368	2,368	4,736	2,192	2,192	4,384
Mr José Antonio Álvarez Álvarez	1,582	1,582	3,164	1,466	1,466	2,932
Mr Rodrigo Echenique Gordillo	1,256	1,256	2,512	1,142	1,142	2,284
Mr Matías Rodríguez InciarteA	—	—	—	1,117	1,117	2,234

Total	5,206	5,206	10,412	5,918	5,918	11,836

A.

Ceased to be a member of the board on 28 November 2017. Figure includes his deferred bonus payable immediately, not subject to long-term objectives, until he ceases to be a director. The portion for discharging his duties from 28 November is included in the corresponding section.

B.	The share amounts in the foregoing table correspond to a total of 1,211 thousand shares in Banco Santander (992 in 2017).

The deferred portion of the variable remuneration, which will only be received, in 2022, 2023 and 2024, if the aforementioned long-term multi-year targets are met (see section 6.3 B iv)), on condition that the beneficiaries continue to be employed at the Group and provided malus and clawback clauses have not been triggered, is stated at its fair value as follows21:

Deferred and linked to long-term objectives variable remuneration

EUR thousand

	2018			2017
	In cash	In sharesB	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	863	863	1,726
Mr José Antonio Álvarez Álvarez	623	623	1,246	577	577	1,154
Mr Rodrigo Echenique Gordillo	495	495	990	450	450	900
Mr Matías Rodríguez InciarteA	—	—	—	440	440	880

Total	2,050	2,050	4,100	2,330	2,330	4,660

A.

Ceased to be a member of the board on 28 November 2017. Figure includes his bonus subject to long-term objectives for service until cessation as a director on 28 November 2017. The portion for discharging his duties from 28 November as senior executive vice president is included in the corresponding section.

B.	The share amounts in the foregoing table correspond to a total of 477 thousand shares in Banco Santander (391 thousand shares in 2017).

The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

The maximum total number (without the fair value adjustment) of shares relating to the plan (1,893 thousand shares) is within the maximum limit of 2,676 shares authorised for executive directors by the shareholders at the general shareholders’ meeting of 23 March 2018, and has been calculated on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares for the 15 trading sessions prior to the Friday

21.

Corresponding to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service, with the exceptions envisaged, the non- applicability of malus clauses and compliance with the defined goals. Fair value was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

179

(not inclusive) before 29 January 2019 (the date on which the board approved the bonus for the executive directors for 2018), which was 4.298 euros per share.

iv) Multi-year targets linked to the payment of deferred amounts in 2022, 2023 and 2024

The multi-year targets linked to the payment of the deferred amounts payable in 2022, 2023 and 2024 are summarised as follows:

Metrics		Weight	Target and compliance scales (metrics ratios)
A	Earnings per share (EPS) growth in 2020 vs 2017	33%	If EPS growth ≥ 25%, then metric ratio is 1 If EPS growth ≥ 0% but < 25%, then metric ratio is 0 – 1C If EPS growth < 0%, then metric ratio is 0
B	Relative Total Shareholder Return (TSR)A in 2018- 2020 within a peer group	33%

If ranking of Santander above percentile 66, then metric ratio is 1

If ranking of Santander between percentiles 33 and 66, then ratio is 0 – 1D

If ranking of Santander below percentile 33, then metric ratio is 0

C	Fully loaded target common equity Tier 1 ratio (CET1)B for 2020	33%	If CET1 is ≥ 11,30%, then metric ratio is 1 If CET1 is ≥ 11% but < 11.30%, then metric ratio is 0 – 1E If CET1 is < 11%, then metric ratio is 0

A.

For this purpose, TSR refers to the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2018 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2021 (exclusive) (to calculate the final value).

The peer group comprises the following entities: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

B.

To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2020 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

C.	Linear increase in the EPS ratio based on the specific percentage that EPS growth in 2020 represents with respect to 2017 EPS within this bracket of the scale.
D.	Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.
E.	Linear increase in the CET1 coefficient as a function of the CET1 ratio in 2020 within this bracket of the scale.

To determine the annual amount of the deferred portion linked to objectives corresponding to each board member in 2022, 2023 and 2024, the following formula shall be applied to each of these payments (‘Final annuity’) without prejudice to any adjustment deriving from the malus clauses:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where:

•	‘Amt.’ is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable remuneration set in early 2018).

•	‘A’ is the EPS ratio according to the scale in the table above, based on EPS growth in 2020 vs 2017.

•	‘B’ is the TSR ratio according to the scale in the table above, according to the relative performance of the Bank’s TSR within its peer group in 2018-2020.

•	‘C’ is the CET1 ratio according to compliance with the CET1 target for 2020 described in the table above.

v) Vesting of the second cycle of the Performance Shares Plan

The annual general meeting held on 27 March 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount were conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (31 December 2018). The maximum benchmark LTI for executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 20%

of the benchmark bonus in 2015. Based on that figure, an amount of LTI amount was set for each director (the ‘approved LTI amount’) taking into account the performance of two indicators in 2015: (1) the earnings per share (EPS) of Santander Group in 2015 compared to the target amount for such year; and (2) the return on tangible equity (RoTE) in 2015 compared to the target for that year. The application of the compliance scales associated to these metrics resulted in an approved LTI amount of 91.50% of the (maximum) established benchmark. The maximum number of shares are set out below as per this % of the approved LTI amount.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established as follows:

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Responsible banking	Corporate governance	Economic and financial review	Risk management
Remuneration

Metric	Weighting	Target and compliance scale (metric ratio)	Result	Score	Total weighted score
Ranking of Santander’s EPS growth for the 2015-2017 period compared to a peer group of 17 credit institutions (the peer group)A	25%	From 1st to 5th: 1 6th: 0.875 7th: 0.75 8th: 0.625 9th 0.50 From 10th to 18th: 0	Position 11 in ranking	0%	0%
RoTE in 2017 (%)	25%	≥ 12%:1 > 11% but < 12% 0,75 – 1B ≤ 11% 0	11.83%	95.69%	23.92%
Number of principal marketsB in which Santander is in the Top 3 of the best banks to work for in 2017	20%	6 or more: 1 5 or fewer: 0	7 markets	100%	20%
Number of principal marketsC in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017	15%	10: 1 Between 6 and 9: 0.2 – 0.8B 5 or fewer: 0	8 markets	60%	9%
Retail loyal customers (million) at 31 December 2017	7.5%	≥ 17: 1 > 15 but < 17: 0.5 – 1B ≤ 15: 0	15.8 million	70%	5.25%
SME and corporate retail loyal customers (million) at 31 December 2017	7.5%	≥ 1.1: 1 > 1 but < 1.1: 0.5 – 1B ≤ 1: 0	1.5 million	100%	7.5%

Total	100%				65.67%

A.

The peer group comprised the following entities: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa San- Paolo, Itaú and Unicredito.

B.	Straight-line increase in the ratio based on the results within the respective bracket of the scale of each metric.
C.	For these purposes, the Santander Groups ‘principal markets’ are: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the US and the UK.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved LTI amountA	Ratio	Final number of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	187,080	65.67%	122,855
Mr José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr Rodrigo Echenique Gordillo	93,540	65.67%	61,428

Total	406,899		267,210

A.	91.50% of the maximum established benchmark approved at the AGM on 27 March, 2015.

The shares to be delivered in 2019 to executive directors based on compliance with the related multiannual target were fully deferred at the time of the accrual until their delivery. The payment in shares is subject to a one-year retention period after being delivered.

vi) Malus and clawback

Accrual of the deferred amounts (whether or not linked to multi-year targets) is also conditional upon the beneficiary’s continued service in the Group22, and upon none of the circumstances arising, in the period prior to each payment, that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy. Similarly, the variable remuneration already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions therein provided. The variable remuneration corresponding to 2018 is subject to clawback until the beginning of 2025.

22.

When the relationship with Banco Santander or another Santander Group entity is terminated due to retirement, early retirement or pre-retirement of the beneficiary, a dismissal considered by the courts to be improper, unilateral withdrawal for good cause by an employee (which includes, in any case, the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to receive shares and deferred amounts in cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity leave, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another Santander Group company (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship is terminated by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive the deferred remuneration in shares and cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash, it shall be delivered within the periods and under the terms provided in the rules for the plans.

181

Malus and clawback clauses are triggered in situations in which there is poor financial performance of the Bank as a whole or a specific division or area thereof or of the exposure generated by staff, taking into account at least the following:

Category	Factors
Risk	Significant failures in risk management by the Bank, or by a business or risk control unit.

Capital	An increase in capital requirements at the Bank or one of its business units not planned at the time that exposure was generated.

Regulation and internal codes	Regulatory penalties or legal convictions for events that might be attributable to the unit or staff responsible for them. Likewise, failure to comply with the Bank’s internal codes of conduct.

Conduct	Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the retention period related to the final payment in shares in accordance with the plan has elapsed in the beginning of 2025. Consequently, the board of directors, at the proposal of the remuneration committee and depending on the level of compliance with the aforementioned conditions regarding malus clauses, shall determine the specific amount of the deferred incentive to be paid and, where applicable, the amount that could be subject to clawback.

C. Main features of the benefit plans

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012 the contracts of the executive directors (and of other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement23, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement and up until the retirement date, the executive directors other than Mr Rodrigo Echenique have the right to receive an annual allotment. In the case of Ms Ana Botín, this allotment is the sum of her fixed remuneration and the 30% of the average of the three remunerations as maximum. In the case of Mr José Antonio Álvarez, this allotment is the fixed remuneration as senior vice president.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system24.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement)25.

Mr Rodrigo Echenique’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

In application of that set forth in remuneration regulations, the contributions calculated on the basis of variable remuneration are subject to the discretionary pension benefits scheme. Under this scheme, these contributions are subject to malus and clawback clauses in accordance with the policy in place at any given time and during the same period in which variable remuneration is deferred. Furthermore, they must be invested in shares of the Bank for a period of five years from the date of the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law, and, in the case of pre-retirement, to the aforementioned annual allotment.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez.

As per the director’s remuneration policy approved at the 23 March 2018 general shareholder´s meeting, in 2018 the system has been changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.

23.

As provided in the contracts of the executive directors prior to 2012, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

24.

In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

25.	In the event of Mr José Antonio Alvarez´s pre-retirement, his pensionable base in case of pre-retirement will be his fixed remuneration as senior executive vicepresident.

182	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Remuneration

•	Reduce future liabilities (derisking) of the plan by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.

•	No increase in total costs for the Bank.

The changes to the system are the following:

	2017 system	2018 system
Pensionable base	Fixed contribution: 55% of annual gross salary. Variable contribution: 55% of 30% of the average of their last three variable remunerations amounts.	Contributions at 22% of the respective pensionable bases. The difference between contributions has been increased by the annual gross salary in the case of fixed contributions (see 6.3 A) and in the benchmark variable remuneration in the case of the variable contribution (see 6.3 B iii)).

Supplementary benefits	In case of death (death of spouse and death of parent) and permanent disability of Ms Ana Botín and Mr José Antonio Álvarez. Widow/widower and children under 25 entitlement to a pension supplemental to the pension which they would be entitled to receive from social security.	The supplementary benefits were eliminated since 1 April 2018, increasing the sum insured in the life accident insurance and setting a fixed remuneration supplement in cash reflected in ‘Other remuneration’.

As a result of the aforementioned changes, the provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (death of spouse, death of parent and permanent disability) amounted to EUR 2,284 thousand (EUR 5,163 thousand in 2017), as broken down below.

EUR thousand	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr José Antonio Álvarez Álvarez	1,050	2,456
Mr Rodrigo Echenique Gordillo	—	—
Mr Matías Rodríguez Inciarte	—	—

Total	2,284	5,163

The balance in the benefits system corresponding to each of the executive directors at 31 December 2018 and 2017 is as follows:

EUR thousand	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	46,093	45.798
Mr José Antonio Álvarez Álvarez	16,630	16.151
Mr Rodrigo Echenique GordilloA	13,614	13.957

TotalA	76,337	75,906

A.

Mr Rodrigo Echenique does not participate in the defined pensions scheme described in the preceding paragraphs. However, as an executive director and for informational purposes, this year’s table includes the rights to which he was entitled prior to his designation as such. The payments made to him in 2018 to him with respect to his participation in this plan amounted to EUR 0.9 million euros (EUR 0.9 million euros in 2017).

D. Other remuneration

In addition to the above, the Group has insurance policies for life, health and other contingencies for the executive directors of the Bank. This component includes the fixed supplement approved for Ms Ana Botín and Mr José Antonio Álvarez to replace the supplementary benefits in the benefit systems eliminated in 2018. It also includes the life insurance contracted so that, in case of death or disability whilst in active or at pre-retirement, the executive directors or whoever they appoint, will receive the amounts of the fixed remuneration supplement that were to be paid until their retirement date. Similarly, the executive directors are covered under the civil liability insurance policy contracted by the Bank. Note 5 of the Group´s consolidated financial statements provides more detailed information about other benefits received by the executive directors.

E. Holding shares

Following a proposal submitted by the remuneration committee, in 2016 the board of directors approved a share holding policy aimed at strengthening the alignment of executive directors with shareholders’ long-term interests.

According to this policy, each executive director active on 1 January 2016 would have five years in which to demonstrate that their personal assets include an investment in the Bank’s shares equivalent to twice the net tax amount of their gross annual salary at the same date.

The shareholding policy also reflects the executive directors’ commitment to maintaining a significant personal investment in the Bank’s shares while they are actively performing their duties within the Group.

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F. Remuneration of board members as representatives of the Bank

By resolution of the executive committee, all remuneration received by the Bank’s directors who represent the Bank on the boards of directors of companies in which it has an interest and which relates to appointments made after 18 March 2002, will accrue to the Group. The directors of the Bank received no remuneration from this type of representation in 2018 or 2017, save for one of the Bank’s directors, Mr Matías Rodríguez Inciarte, who received a total of EUR 42 thousand in 2017, in his role as a non-executive director of U.C.I., S.A.

G. Individual remuneration of directors for all items in 2018

The detail, by Bank director, of salary remuneration payable in the short term (or immediately) and of deferred remuneration not linked to long-term goals for 2018 and 2017 is provided below. The Note 5 to the consolidated financial statements contains disclosures on the shares delivered in 2018 by virtue of the deferred remuneration schemes in place in previous years, the conditions for delivery of which were met in the related years.

	EUR thousand
	2018									2017
	Bylaw-stipulated emoluments		Salary remuneration of executive directors
Directors	Board and board committees annual allotment	Board and committee attendance fees	Fixed	Immediate payment (50% in shares)	Deferred payment (50% in shares)	Total	Pension contribution	Other remunerationG	Total	Total
Ms Ana Botín-Sanz de Sautuola y O´Shea	268	39	3,176	2,960	1,776	7,912	1,234	1,030	10,483	10,582
Mr José Antonio Álvarez Álvarez	260	34	2,541	1,978	1,186	5,705	1,050	1,596	8,645	8,893
Mr Bruce Carnegie-Brown	643	89	—	—	—	—	—	—	732	731
Mr Rodrigo Echenique Gordillo	260	33	1,800	1,570	942	4,312	—	225	4,830	4,281
Mr Guillermo de la Dehesa Romero	360	81	—	—	—	—	—	—	441	473
Ms Homaira Akbari	138	61	—	—	—	—	—	—	199	159
Mr Ignacio Benjumea Cabeza de Vaca	346	86	—	—	—	—	—	81	513	550
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaA	90	31	—	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	148	67	—	—	—	—	—	—	215	207
Mr Carlos Fernández González	180	86	—	—	—	—	—	—	266	285
Ms Esther Giménez-Salinas i Colomer	138	58	—	—	—	—	—	—	196	162
Ms Belén Romana García	333	81	—	—	—	—	—	—	414	297
Mr Juan Miguel Villar MirB	90	18	—	—	—	—	—	—	108	170
Mr Ramiro Mato García-AnsorenaC	373	77	—	—	—	—	—	—	450	36
Mr Álvaro Cardoso de SouzaD	117	31	—	—	—	—	—	—	148	—
Mr Matías Rodríguez InciarteE	—	—	—	—	—	—	—	—	—	4,266
Ms Isabel Tocino BiscarolasagaF	—	—	—	—	—	—	—	—	—	418

Total 2018	3,744	872	7,517	6,508	3,904	17,929	2,284	2,932	27,761	—

Total 2017	3,708	973	7,568	7,396	4,438	19,402	5,164	2,387	—	31,634

A.	All amounts received were reimboursed to Fundación Botín.
B.	Ceased to be a member of the board on 1 January 2019.
C.	Appointed director with effect from 28 November 2017.
D.	Appointed director with effect from 23 March 2018.
E.

Ceased to be a member of the board on 28 November 2017 and senior executive vice president on 2 January 2018. The remuneration for discharging his duties as senior executive vice president from 28 November is included in the corresponding section.

F.	Ceased to be a member of the board on 28 November 2017.
G.	Includes fixed income supplement (see section 6.3 D).

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In addition, the following table provides the individual detail of the salary remuneration of executive directors linked to multi-year targets, which will only be paid if the conditions of continued service at the Group, non-applicability of the malus clauses and compliance with the defined multi-year targets are fulfilled (or, as applicable, of the minimum thresholds of these, with the consequent reduction of the agreed amount at the end of the year).

	EUR thousand
	2018 (50% in shares)A	2017 (50% in shares)
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,864	1,726
Mr José Antonio Álvarez Álvarez	1,246	1,154
Mr Rodrigo Echenique Gordillo	990	900
Mr Matías Rodríguez InciarteB	—	880

Total	4,100	4,660

A

Fair value of the maximum amount receivable over a total of 3 years (2022, 2023 and 2024), which was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

B.

Ceased to be a member of the board on 28 November 2017 and senior executive vice president on 2 January 2018. Long-term salary remuneration between 28 November and 31 December 2017 is included in the relevant section.

H. Ratio of variable to fixed components of remuneration in 2018

Shareholders at the general shareholders’ meeting of 23 March 2018 approved a maximum ratio between variable and fixed components of executive directors’ remuneration of 200%.

The following table shows the percentage of the variable components of total remuneration compared to the fixed components for each executive director in 2018:

Executive directors	Variable components / fixed components (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea	145%
Mr José Antonio Álvarez Álvarez	99%
Mr Rodrigo Echenique Gordillo	169%

For these purposes:

•	The variable components of remuneration includes all items of this nature, including the portion of contributions to the benefits system that are calculated on the variable remuneration of the related director.

•	The fixed components of remuneration includes the other items of remuneration that each director receives for the performance of executive duties, including contributions to the benefits systems calculated on the basis of fixed remuneration and other benefits, as well as all bylaw-stipulated emoluments that the director in question is entitled to receive in his or her capacity as such.

I. Summary of remuneration of executive directors and attributable net profit

There following chart shows an overview of the compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets) of the directors performing executive duties as compared with attributable net profit.

Executive directors’ total remuneration as % of attributable netprofit

The variable remuneration received by the executive directors is also shown below as a percentage of the cash dividends paid.

Variable remuneration for all executives directors as % of cash dividends

J. Summary of link between risk, performance and reward

Banco Santander’s remuneration policy and its implementation in 2018 promote sound and effective risk management while supporting the business objectives. They key elements of the remuneration policy for executive directors making for alignment between risk, performance and reward in 2018 were as follows:

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Key words	Risk, performance and reward alignment element
Metrics balance	The balance of quantitative metrics and qualitative assessment, including customer, risk, capital and risk related profitability, used to determine the executive directors´ variable remuneration.

Financial thresholds	The adjustment to variable remuneration if certain financial thresholds are not reached, which may limit the variable remuneration to 50% of the previous year´s amount or lead to it not being awarded at all.

Long-term objectives	The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with the absolute return to shareholders, relative performance with the peer group and to maintaining a sound capital base.

Individual performance	The discretion of the board to consider the individual performance of the executive directors in the award of their individual variable remuneration.

Variable remuneration cap	200% of fixed remuneration.

Control functions involvement	The work done by the human resources committee aided by members of senior management leading control functions in relation with the analysis of quantitative metrics information and undertaking the qualitative analysis.

Malus and clawback	Malus can be made to unvested deferred awards and clawback can be applied to vested or paid awards in the conditions and situations set out in the Group´s remuneration policy.

Payment in shares	At least 50% of variable remuneration is paid in shares subject to a one-year retention period after delivery.

6.4 Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders

Principles of the remuneration policy and remuneration system

A. Remuneration of directors in their capacity as such

The director remuneration system is regulated by article 58 of the Bylaws of Banco Santander and article 33 of the rules and regulations of the board. No changes in the principles or composition of the remuneration of directors for the performance of supervisory and collective decision-making duties are planned in 2019, 2020 and 2021 are planned with respect to those in 2018. They are set forth in sections 6.1 and 6.2.

B. Remuneration of executive directors

For the performance of executive duties, executive directors shall be entitled to receive remuneration (including, if applicable, salaries, incentives, bonuses, possible severance payments for early termination from such duties, and amounts to be paid by the Bank for insurance premiums or contributions to savings schemes) which, following a proposal from the remuneration committee and by resolution of the board of directors, is deemed to be appropriate, subject to the limits of applicable law. No changes in the principles of the remuneration of executive directors for the performance of executive duties are planned in 2019, 2020 and 2021, save for the change in the peer group indicated below, with respect to those in place in 2018. They are set forth in sections 6.1 and 6.3.

Banco Santander performs an annual comparative review of the total compensation of executive directors and other senior executives above. The ‘peer group’ will comprise in 2019 the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.

Remuneration of directors for 2019

A. Remuneration of directors in their capacity as such

In 2019, the directors, in their capacity as such, shall continue to receive remuneration for the performance of supervisory and collective decision-making duties for a collective amount of up to EUR 6 million as authorised by the shareholders at the 2018 annual general shareholders’ meeting (and again subject to approval by the shareholders at the 2019 general shareholders’ meeting), with two components:

•	Annual allocation; and

•	Attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment thereof shall be determined by the board of directors under the terms set forth in section 6.2 above.

In addition, as stated in the description of the director remuneration system, in 2019 the Bank will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the Bank.

B. Remuneration of directors for the performance of executive duties

i) Fixed components of remuneration

A) Gross annual salary

At the proposal of the committee, the board resolved that Ms Ana Botín, Mr José Antonio Álvarez and Mr Rodrigo Echenique would maintain their same gross annual salaries in 2019 as in 2018.

B) Other fixed components of remuneration

•	Benefits systems: defined contribution plans[26] as set out in section ‘Pre-retirement and benefit plans’.

26.	As stated in the section below, contributions to the benefits systems for two executive directors include both fixed components and variable components.

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•	Fixed salary supplement: the executive directors, other than Mr Rodrigo Echenique, will receive a fixed salary supplement approved in 2018 when the death and disability supplementary benefits systems was eliminated. Ms Ana Botín will receive EUR 525 thousand in 2019 for this component and Mr José Antonio Álvarez EUR 710 thousand in the same year.

•	Social welfare benefits: executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance and, if applicable, the allocation of remuneration for employee loans, in accordance with the customary policy established by the Bank for senior management. Additional information is included in section ‘Pre-retirement and benefit plans’.

ii) Variable components of remuneration

The variable remuneration policy for executive directors for 2019, which was approved by the board at the proposal of the remuneration committee, is based on the principles of the remuneration policy described in section 6.3.

The variable remuneration of executive directors consists of a single incentive27, linked to the achievement of short-and long-term goals, structured as follows:

•	The final amount of the variable remuneration shall be determined at the start of the following year (2020) based on the benchmark amount and subject to compliance with the annual objectives described in section B) below.

•	40% of the incentive shall be paid immediately once the final amount has been determined and the remaining 60% shall be deferred in equal parts over five years, as follows:

•	The payment of the amount deferred over the first two years (24% of the total), payable in the two following years, 2021 and 2022, shall be conditional on none of the malus clauses described in section 6.3 B vi) above being triggered.

•	The amount deferred over the next three years (36% of the total), payable in 2023, 2024 and 2025, shall be conditional not only on the malus clauses not being triggered but also on the executive achieving the long-term objectives described in section the D) below (deferred incentive subject to long-term performance objectives).

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy, to which section 6.3 B vi) above refers.

Exceptionally and as a result of the hiring of a new executive director, the variable remuneration of the new executive directors may include sign-on bonus and/or buyouts.

The variable components of the executive directors’ total remuneration for 2019 must not exceed a limit of 200% of the fixed components, although the European regulation on remuneration allows certain variable components of an exceptional nature to be excluded.

A) Benchmark incentive

Variable remuneration for executive directors in 2019 shall be determined based on a standard benchmark incentive conditional upon compliance with 100% of the established targets. The board of directors, at the proposal of the remuneration committee and based on market and internal contribution criteria, may review the benchmark variable remuneration.

B) Setting the final incentive based on results for the year

Based on the aforementioned benchmark standard, the 2019 variable remuneration for executive directors shall be set on the basis of the following key factors:

•	A group of short-term quantitative metrics measured against annual objectives.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25% upwards or downwards.

•	An exceptional adjustment that must be supported by substantiated evidence and that may involve changes prompted by deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

27.

Likewise, and as stated in section below, contributions to the benefits systems for the executive directors include both fixed components and variable components, which become part of the total variable remuneration.

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The detailed quantitative metrics, qualitative assessment factors and weightings are indicated in the following scorecard:

Category and weighting		Quantitative metrics	Qualitative assessment
Customers (20%)		NPS/CSIA Number of loyal customers	Effective compliance with the objectives of the rules on risk conduct in respect of customers.

	Risks (10%)	Non- performing loans ratio Cost of credit ratio (IFRS9)	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.

Shareholders (80%)	Capital (20%)	Capital ratio (CET1)B	Efficient capital management.

	Return (50%)	Ordinary net profit (ONP)C (20%) RoTE: return on tangible equityB (30%)

Suitability of business growth compared to the previous year, considering the market environment and competitors.

Sustainability and solidity of results.

Efficient cost management and achievement of efficiency goals.

A.	Net promoter score / customer satisfaction index.
B.	For this purpose, the capital ratio (CET1) and the RoTE will be adjusted upwards or downwards to reflect the adjustments made to the ONP pursuant to note C.
C.

For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

Lastly, and as additional conditions, in determining the incentive, it will be verified whether or not the following circumstances have occurred:

•	If the Group’s ONP for 2019 is less than 50% of the ONP for 2018, the incentive would in no case exceed 50% of the benchmark incentive for 2019.

•	If the Group’s ONP is negative, the incentive would be zero.

When determining individual bonuses, the board will also take into account whether any restrictions to the dividends policy have been imposed by supervisory authorities.

C) Form of payment of the incentive

Variable remuneration is paid 50% in cash and 50% in shares, one portion in 2020 and the deferred portion over five years and subject to long-term metrics, as follows:

a)	40% of the incentive is paid in 2020 net of taxes, half in cash and half in shares.
b)	60% is paid, if applicable, in five equal parts in 2021, 2022, 2023, 2024 and 2025, net of taxes, half in cash and half in shares, subject to the conditions stipulated in section E) below.

The last three payments shall also be conditional upon the long-term objectives described in section D) below.

The portion paid in shares may not be sold until one year has elapsed from delivery thereof.

D) Deferred variable remuneration subject to long-term objectives

As indicated above, the amounts deferred in 2023, 2024 and 2025 shall be conditional upon, in addition to the terms described in section E) below, compliance with the Group’s long-term objectives for 2019-2021. The long-term metrics are as follows:

(a)	Compliance with the consolidated EPS growth target of Banco Santander in 2021 vs. 2018. The EPS ratio relating to this target is obtained as shown in the table below:

EPS growth in 2021 (% vs. 2018)	‘EPS Ratio’
≥ 15%	1
≥ 10% but < 15%	0 – 1A
< 10%	0

A.	Straight-line increase in the EPS ratio based on the specific percentage that EPS growth in 2021 represents with respect to 2018 EPS within this bracket of the scale.

In addition, total or partial compliance of this objective requires that EPS growth in 2019 and 2020 is higher than 0%.

(b)

Relative performance of the Bank’s total shareholder return (TSR) in 2019-2021 compared to the weighted TSR of a peer group comprising 9 credit institutions, applying the appropriate TSR ratio according to the Bank’s TSR within the peer group.

Ranking of Santander TSR	‘TRS Ratio’
Above percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0 – 1A
Below percentile 33	0

A.	Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.

TSR28 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

28.

TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2019 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2022 (exclusive) (to calculate the final value).

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Remuneration

The peer group comprises the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank y Unicredit.

(c)	Compliance with the Santander Group’s consolidated fully loaded target common equity tier 1 ratio (CET1) for 2021. The CET1 ratio relating to this target is obtained as described below:

CET1 in 2021	CET1 ratio
≥ 12%	1
≥ 11.50% but < 12%	0.5 –1A
< 11.50%	0

A.	Linear increase in the CET1 ratio based on the CET1 ratio for 2021 within this bracket of the scale.

To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2021 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

To determine the annual amount of the deferred variable remuneration tied to performance corresponding, if applicable, to each executive director in 2023, 2024 and 2025, the following formula shall be applied to each of these payments (‘Final annuity’) without prejudice to any adjustment deriving from the application of the malus policy described in section 6.3 B vi) above:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where:

•	‘Amt.’ is one third of the variable remuneration amount deferred conditional on performance (i.e., Amt. will be 12% of the total incentive set in early 2020).

•	‘A’ is the EPS ratio according to the scale in section (a) above, based on EPS growth in 2021 vs. 2018.

•	‘B’ is the TSR ratio according to the scale in section (b) above, according to the relative performance of the TSR within its peer group in 2019-2021.

•	‘C’ is the CET1 ratio according to compliance with the CET1 target for 2021 described in section (c) above.

The estimated maximum amount to be delivered in shares to executive directors is EUR 11.5 million.

E) Other terms of the incentive

Accrual of the deferred amounts, including amounts linked to long-term objectives, shall also be conditional upon the beneficiary’s continued service in the Group and upon none of the circumstances arising that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy, all under terms similar to those indicated for 2018. Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions therein provided.
The hedging of Santander shares received during the retention and deferral periods is expressly prohibited.

The effect of inflation on the deferred amounts in cash may be offset.

The sale of shares is also prohibited for at least one year from the receipt thereof.

The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances due to internal or external factors, such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies. These adjustments shall be described in detail in the corresponding report of the remuneration committee and in the annual report on director´s remuneration submitted each year to an advisory vote of the shareholders at the general shareholders’ meeting.

iii) Holding shares

No changes in the holding shares policy are planned with respect to the terms in place for 2018 and set forth in section 6.3 E.

Remuneration of directors for 2020 and 2021

A. Remuneration of directors in their capacity as such

No changes to the remuneration of directors in their capacity as such for 2020 and 2021 with respect to the remuneration described for 2019 are expected, without prejudice to the fact that shareholders at the 2020 or 2021 annual general meeting may approve an amount higher than the six million euros currently in force, or that the board may determine, within such limit, a different distribution thereof among directors.

B. Remuneration of directors for the performance of executive duties

Remuneration of executive directors shall conform to principles similar to those applied in 2019, with the differences described below.

i) Fixed components of remuneration

A) Gross annual salary

The annual gross fixed remuneration may be revised each year depending on the criteria approved at any given time by the remuneration committee, whereby the maximum increase for 2020 and 2021 for each executive director may not exceed 5% of their annual gross salary for the previous year. Nonetheless, this increase may be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations that may be applicable, and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, in particular, their variable remuneration in view of the functions they perform, without these increases possibly leading to an increase in the total remuneration of these directors for this reason. Should these circumstances arise, they will be described in detail in the corresponding report of the remuneration committee and in the annual report on director’s remuneration submitted each year to an advisory vote at the general shareholders’ meeting.

B) Other fixed components of remuneration

No changes planned with respect to 2019.

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ii) Variable components of remuneration

The policy on variable remuneration for executive directors for 2020 and 2021 will be based on much the same principles as in 2019, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.

A) Setting the variable remuneration

Variable remuneration for 2020 and 2021 for executive directors shall be determined based on a benchmark incentive approved for each year which takes into account:

•	A group of short-term quantitative metrics measured against annual objectives. These metrics shall be aligned with the Group strategic plan and include, at least, shareholder return targets, risk objectives, capital and customers. The metrics may be measured at Group level, and where applicable, at division level if the executive director is responsible for managing a specific business division. The results of each metric may be compared to both the budget established for the financial year as well as to growth compared to the prior year.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25% upwards or downwards. The qualitative assessment shall be performed on the same categories as the quantitative metrics, including shareholder returns, risk and capital management and customers.

•	Potential exceptional adjustments that must be based on substantiated evidence and that may involve changes prompted by deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

The quantitative metrics, qualitative assessment and potential extraordinary adjustments will ensure that the main objectives are considered from the perspective of different stakeholders, and that the importance of risk and capital management is factored in.

Lastly, in determining the incentive it will be verified whether or not the following circumstances have occurred:

•	If the quantitative metrics linked to profit do not reach a certain compliance threshold, the incentive may not be greater than 50% of the benchmark incentive for a given year.

•	If the results of the metrics linked to profit are negative, the incentive shall be zero.

•	When determining individual bonuses, the board will also take into account whether any restrictions to the dividends policy have been imposed by supervisory authorities.

B) Form of payment of the incentive

No changes in form of payment are planned with respect to the terms in place for 2019.

C) Deferred variable remuneration subject to long-term objectives

The last three annual payments of the deferred amount of each variable remuneration shall be conditional upon, in addition to the terms described in section E) above, compliance with the Group’s long-term objectives for at least a three-year period, compliance with which may only confirm or reduce the amounts and number of deferred shares.

Long-term metrics shall at least include objectives relating to value creation and return for shareholders and capital in a multi-year period of at least three years. These metrics shall be aligned with the Group’s strategic plan and reflect its main priorities from its stakeholders’ perspective.

These metrics may be measured at the level of the Group or of the country or business, when appropriate, and the performance thereof may be relatively compared to a peer group.

The portion paid in shares of the incentives may not be sold until at least one year has elapsed from delivery thereof.

D) Other terms of the incentive

No changes in form of payment are planned with respect to the continuity, malus and clawback terms terms in place for 2019 and that are described in section E) of the remuneration policy for 2019.

Likewise, no changes are planned to the hedging prohibition or the inflation-related adjustments on cash deferred amounts terms set out in the same section.

iii) Holding shares

The share holding policy approved in 2016 shall apply in 2020 and 2021, unless the remuneration committee, under exceptional circumstances such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies, were to propose amendments to this policy to the board. Any potential amendments would be described in detail in the corresponding remuneration committee report and in the annual report on director´s remuneration submitted each year to an advisory vote at the general shareholders’ meeting.

Terms and conditions of executive directors’ contracts

The terms for the provision of services by each of the executive directors are governed by the contracts signed by each of them with the Bank, as approved by the board of directors.

The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration, are the following:

A. Exclusivity and non-competition

Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorised by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the poaching of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than retirement or a breach by the Bank. The compensation to be paid by the Bank for this duty of non-competition is 80% of the fixed remuneration, 40% payable on termination of the contract and 60% at the end of the two-year period for Ms Ana Botín and Mr José Antonio Álvarez. In the case of Mr Rodrigo Echenique, the compensation to be paid is two times his fixed salary, receiving 50% on termination of the contract and 50% at the beginning of the second year of the non-competition period.

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Remuneration

B. Code of Conduct

There is an obligation to strictly observe the provisions of the Group’s general code and of the code of conduct in securities markets, in particular with respect to rules of confidentiality, professional ethics and conflicts of interest.

C. Termination

The contracts are of indefinite duration and do not provide for any severance payment in the case of termination other than as may be required by law.

In the event of termination of her contract by the Bank, Ms Ana Botín-Sanz de Sautuola y O’ Shea must remain available to the Bank for a period of four months to ensure a proper transition, during which period she would continue to receive her gross annual salary.

D. Pre-retirement and benefit plans

The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not yet reached retirement age:

•	Ms Ana Botín-Sanz de Sautuola will be entitled to pre-retirement in the event of leaving her post for reasons other than breach of duty. In this case, she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remunerations, to a maximum of three. This allotment shall be reduced by 8% in the event of voluntary termination prior to the age of 60. This allotment is subject to the malus and clawback provisions in place for a period of five years.

•	Mr José Antonio Álvarez Álvarez will be entitled to pre-retire in the event of leaving his post for reasons other than his own free will or breach of duty In that case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as a senior manager. This allotment is subject to the malus and clawback provisions in place for a period of five years.

The executive directors, other than Mr Rodrigo Echenique, participate in the defined contribution system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of the executive directors who participate in the benefit system. The annual contributions are calculated in proportion to the respective pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, or their death or disability (including, if applicable, during pre-retirement). The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president). The contributions will be 22% of the pensionable bases in all cases.

The pension amount corresponding to contributions linked to variable remuneration will be invested in Santander shares for a period of five years on the retirement date or, if earlier, the cessation date, and shall be paid in cash after five years have elapsed or, if subsequent, on the retirement date. Moreover, the malus and clawback clauses corresponding to contributions linked to variable remuneration shall be applied for the same period as the bonus or incentive upon which said contributions depend.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the case of termination other than as may be required by law, and, in the case of pre-retirement, the aforementioned annual allotment.

Mr Rodrigo Echenique’s contract does not provide for any charge to the Bank´s regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

E. Insurance and other remuneration and benefits in kind

Ms Ana Botín and Mr José Antonio Álvarez will receive the fixed remuneration supplement approved as a result of the elimination of the supplementary benefits scheme in 2018. This supplement will be paid in the same amount in 2019, 2020 and 2021 and will continue to be paid until their retirement age, even if the director is then still active.

The Group has arranged life and health insurance policies for the directors.

The premiums for 2019 corresponding to this insurance amount to EUR 875 thousand, which includes the standard life insurance and, in the case of Ms Ana Botín and Mr José Antonio Alvarez, the life insurance coverage for the aforementioned fixed remuneration supplement. In 2020 and 2021, these premiums could vary in the event of a change in the fixed remuneration of directors or in their actuarial circumstances.

Similarly, executive directors are covered by the Bank’s civil liability insurance policy.

Finally, executive directors may receive other benefits in kind (such as health insurance or employee loans) in accordance with the Bank’s general policy and the corresponding tax treatment.

F. Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

G. Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

	By decision of the Bank (months)	By decision of the director (months)
Ms Ana Botín-Sanz de Sautuola y O’Shea	—	4
Mr José Antonio Álvarez Álvarez	—	—
Mr Rodrigo Echenique	—	—

Payment clauses in place of pre-notice periods are not contemplated.

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Appointment of new executive directors

The components of remuneration and basic structure of the agreements described in this remunerations policy will apply to any new director that is given executive functions, notwithstanding the possibility of amending specific terms of agreements so that, overall, they contain conditions similar to those previously described.

In particular, the total remuneration of the director for performing executive duties may not be greater than the highest remuneration received by the current executive directors of the Bank pursuant to the remuneration policy approved by the shareholders. The same rules shall apply if a director assumes new duties that said director did not previously discharge or becomes an executive director.

If executive responsibilities are assumed with respect to a specific division or country, the board of directors, at the proposal of the remuneration committee, may adapt the metrics used for the establishment and accrual of the incentive in order to take into account not just the Group but also the respective division or country.

The remuneration of directors in their capacity as such, it shall be included within the maximum distributable amount set by the shareholders and to be distributed by the board of directors as described above.

Additionally, if the new director comes from an entity that is not part of the Santander Group, they could be the beneficiary of a buyout to offset the loss of variable remuneration corresponding to their prior post if they have not accepted a contract with the Group or of a sign-on bonus to attract them to join Banco Santander.

This compensation could be paid fully or partly in shares, subject to the delivery limits approved at the general shareholders’ meeting. Therefore, authorisation is expected to be sought at the next general shareholders’ meeting to deliver a specified maximum number of shares as part of any hires to which the buyout regulation applies.

Sign-on bonuses can only be agreed once with the new executive directors, they can be paid in cash or shares and in each case will not exceed the maximum variable remuneration awarded for all executive directors the preceding year.

6.5 Preparatory work and decision-making process with a description of the participation of the remuneration committee

Section 4.6 Remuneration committee activities for 2018, details the following:

•	Pursuant to the Bylaws and the Rules and regulations of the board of the Bank, the duties relating to the remuneration of the directors performed by the remuneration committee.

•	The composition of the remuneration committee at the date of approving this report.

•	The number of meetings with the risk supervision, regulation and compliance committee held in 2018, including those held jointly with the risk, compliance and regulation supervision committee.

•	The date of the meeting when this report was approved.

•	The 2017 annual report on directors´ remuneration was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 23 March 2018, with 94.42% of the votes in favour. The detail of vote was as follows:

	Number	% of totalA
Votes cast	10,233,121,753	98.25%

	Number	% of totalA
Votes against	389,585,931	3.74%
Votes in favour	9,834,835,228	94.42%
Abstentions	182,466,168	1.75%

A.	Percentage on total valid votes and abstentions.

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6.6 Remuneration of non-director members of senior management

At its meeting of 28 January 2019, the committee agreed to propose to the board of directors the approval of the variable remuneration for 2018 of members of senior management who are not directors. The committee’s proposal was approved by the board at its meeting of 29 January 2019.

The Bank’s general remuneration policy was applied in order to determine this variable remuneration, as well as the specificities corresponding to senior management. In general, their variable remuneration packages were calculated on the same balance of quantitative metrics and qualitative assessment used for executive directors described in section 6.3 B ii).

The contracts of certain senior managers have gone through changes similar to those set out in section 6.3 C for Ms Ana Botín and Mr José Antonio Álvarez. The changes aim to align the annual contributions with practices of comparable institutions and to reduce future liabilities (derisking) by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank. The changes are the following:

•	Contributions of the pensionable bases have been reduced. The difference between contributions has been increased in the same amount in the annual gross salary.

•	The supplementary benefits have been eliminated since 1 January 2018.

•	The sum insured of the life insurance have been improved.

•	A fixed remuneration supplement reflected in the Other remuneration element of the table below was implemented for certain senior managers.

These changes have not meant an increase in total cost for the Bank.

The table below shows the amounts of short-term remuneration (immediately payable) and deferred remuneration (excluding that linked to multi-year targets) for members of senior management at 31 December 2018 and 2017, excluding remuneration corresponding to the executive directors shown previously:

EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in shares)A	Deferred variable remuneration (50% in shares)B	Pension contributions	Other remunerationC	TotalD
2018	18	22,475	16,748	7,582	6,193	7,263	60,261
2017	19	17,847	17,758	8,104	13,511	7,348	64,568

A.	The amount of immediate payment in shares for 2018 is of 1,936 thousand Santander shares (1,430 thousand Santander shares and 226 thousand shares of Banco Santander (México) S.A. in 2017).
B.	The amount of deferred shares for 2018 is of 877 thousand Santander shares.
C.	Includes other items of remuneration such as life insurance premiums in the amount of EUR 1,641 thousand (692 thousand in 2017), health insurance and relocation packages.
D.

In addition, as a result of the agreements for incorporation and offsetting of long-term remuneration and deferred losses in previous positions, compensation amounting to EUR 4,650 thousand and 649,000 shares of Banco Santander, S.A. was agreed in 2017. This compensation will be partially subject to deferral and/or recovery in certain cases.

The following table shows a breakdown of the salary remuneration linked to multi-year targets for members of senior management at 31 December 2018 and 2017. This remuneration will only be received if the terms of continued service, non-applicability of the malus clauses, and compliance with long-term goals are met in the corresponding deferral periods.

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Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in shares)B
2018	18	7,962
2017	19	8,510

A.

In 2018, this corresponds to the fair value of the maximum annual payments for 2022, 2023 and 2024 of the third cycle of the deferred variable remuneration plan linked to multi-year targets. In 2017, this corresponds to the estimated fair value of the maximum annual payments for 2021, 2022 and 2023 of the second cycle of the deferred variable remuneration plan linked to multi-year targets. The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Depending on the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

B.	The amount of shares of the deferred variable remuneration subject to long-term metrics shown in the table above is of 921 thousand Santander shares in 2018.

The long-term goals are the same as those for executive directors. They are described in section 6.3 B iv).

Additionally, those senior executive vice presidents that ceased to carry out their duties in 2018 and who were not members of senior management at year-end, received salary remuneration and other remuneration relating to the cessation of their duties for a total amount of EUR 1,861 thousand during the year (EUR 5,237 thousand for those leaving their posts in 2017). Those leaving in 2017 also received long-term variable remuneration for a total of EUR 999 thousand (none in 2018).

In 2018, the ratio between the variable components of remuneration to the fixed components was 103% of the total for senior managers, in all cases respecting the upper limit of 200% set by the shareholders.

See note 5 of the Group’s 2017 consolidated financial statements for further details.

6.7 Prudentially significant disclosures document

The board of directors is responsible for approving, at the proposal of the remuneration committee, the key elements of the remuneration of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk, and whose professional activities may have an important impact on the Group’s risk profile (all of these together with the senior management and the Bank’s board of directors form the so called identified staff or material risk takers).

Every year, the remuneration committee reviews and, if applicable, updates the composition of the identified staff in order to identify the persons in the organisation who fall within the aforementioned parameters. The Remuneration Policies chapter of the 2018 Pillar III disclosures report29 describes the criteria used for identifying staff and the applicable regulation for the same purpose.

According to these criteria, at year-end 2018, this group comprised 1,384 executives across the Group (including executive directors and non-director senior managers) (1,255 in 2017), accounting for 0.68% of total staff (0.62% in 2017).

The directors that are identified staff other than executive directors are subject to the same remuneration standards applicable to the latter described in sections 6.1 and 6.3, except for:

•	The various deferral percentages and terms that apply based on their category.

•	The possibility that in 2018 the deferred part of the incentive of certain categories of managers is not conditional upon performance but only to the malus clause.

•	As occurred with the bonuses in previous years, the variable remuneration amount that is paid or deferred in shares to the executives of the Group in Brazil, Chile, Mexico, Poland, and Santander Consumer US, is delivered in shares or similar instruments of their own listed entities.

In the financial year 2019, the board of directors will maintain its flexibility for agreeing total or partial payment in shares or similar instruments of Banco Santander and/or the respective subsidiary in the proportion it considers appropriate in each case (subject, in any event, to the maximum number of Santander shares to be delivered as agreed by shareholders at the general meeting and any regulatory restrictions applicable in each jurisdiction).

The aggregate amount of the 2018 variable remuneration of identified staff, the amounts deferred in cash and in instruments and the ratio between the variable components of remuneration to the fixed components are detailed in the remuneration policies chapter of the 2018 Pillar III disclosures report mentioned above.

29.	The 2018 Pillar III disclosures report is published at our corporate website.

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7. Group structure and internal governance

The structure of the Santander Group is a model of legally independent subsidiaries whose parent is Banco Santander, S.A. The Group has registered address in the city of Santander (Cantabria, Spain) and its Corporate Centre in Boadilla del Monte (Madrid, Spain).

The Group has established a Group subsidiary governance model for its main subsidiaries. Any reference to subsidiaries in this section refers to the Bank’s most significant subsidiaries.

The key features of the Group subsidiary governance model are as follows:

•	The governing bodies of each subsidiary shall ensure that their company is managed rigorously and prudently, while ensuring their economic solvency and upholding the interests of their shareholders and other stakeholders.

•	Management of the subsidiaries is a local matter carried out by local management teams which provide extensive knowledge and experience in relation to local customers and markets, while also benefiting from the synergies and advantages of belonging to the Santander Group.

•	The subsidiaries are subject to the regulation and supervision of their respective local authorities, without prejudice to the global supervision of the Group by the ECB.

•	Customer funds are secured by virtue of the deposit guarantee funds in place in the relevant country, in accordance to the applicable laws.

Subsidiaries finance themselves autonomously when it comes to both capital and liquidity. The Group’s capital and liquidity positions are coordinated by the corporate committees. Intragroup exposure is limited and transparent and any such transactions are invariably arranged under arm’s length conditions. Moreover, the Group has listed subsidiaries in certain countries, in which it always retains a controlling stake.

The subsidiaries’ autonomy limits the contagion risk between the Group’s different units, which reduces systemic risk. Each subsidiary has its own resolution plan.

7.1 Corporate Centre

The Group subsidiary governance model of Banco Santander is further complemented with a Corporate Centre that brings together Group control and support units tasked with functions relating to strategy, risks, auditing, technology, human resources, legal services, communications and marketing, among others. The Corporate Centre adds value to the Group by:

•	Making its governance more robust, through corporate frameworks, models, policies and procedures that allow corporate expectations to be implemented and ensure effective supervision of the Group.

•	Making the Group’s units more efficient by unlocking cost management synergies, economies of scale and achieving a common brand.

•	Sharing the best commercial practices, focusing on global connectivity, launching global commercial initiatives and fostering digitalisation.

7.2 Internal governance of the Group

Santander has an internal governance framework that takes the form of a governance model, establishing a set of principles that regulate relations and the interaction that must exist between the Group and its subsidiaries on three levels:

•	On the governing bodies of the subsidiaries, where the Group has devised rules and procedures regulating the structure, composition, make-up and functioning of the boards and their committees (audit, appointments, remuneration and risks), in accordance with international standards and good governance practices. In addition, other rules and regulations concerning the appointment, remuneration and succession planning of members of governing bodies, in full compliance with the regulations and local supervisory criteria, are embedded.

•	Between the CEOs (Chief executive officers) and country heads of the subsidiaries and of the Group and between the officers and teams deemed suitable to exercise key control functions within the Group and at the subsidiaries. These officers and teams comprise the following: CRO (chief risk officer); CCO (chief

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compliance officer); CAE (chief audit executive); CFO (chief financial officer); CAO (chief accounting officer) and key support functions (IT, Operations, HR, General Secretary’s Office, Legal Services, Marketing, Communications and Strategy) as well as business functions (SCIB, Wealth Management and Digital and Innovation).

In relation to CEOs, country heads and other significant office holders, the governance model establishes, among other aspects, the relevant rules and regulations to be followed in relation to their appointment, setting targets, assessment, and fixing of variable remuneration and succession planning. It also explains how Group officers and their counterparts at the subsidiaries should liaise and interact.

Santander also has thematic frameworks (corporate frameworks) for matters considered to be important due to their impact on the Group’s risk profile, notable among which are risk, capital, liquidity, compliance, technology, auditing, accounting, finance, strategy, human resources, cybersecurity and communications and brand, and which specify:

•	The way the Group exercises oversight and control over the subsidiaries.

•	The Group’s involvement in certain of the subsidiaries’ important decisions, as well as the subsidiaries’ involvement in the Group’s decision-making processes.

The aforementioned governance model and corporate frameworks effectively make up the internal governance system and are approved by the board of directors of Banco Santander, S.A. for subsequent adherence to by the governing bodies of the subsidiaries, with due regard to any local requirements to which these subsidiaries may be subject. Both the model and the frameworks are maintained up to date on an ongoing basis through the recurring adoption of legislative changes and international best practices. They are subject to annual review by the Group board of directors.

Based on the corporate frameworks, the functions included in the governance model prepare internal regulatory documents (models, policies and procedures) that are given to the Group’s subsidiaries as reference and development documentation, ensuring that they are effectively implemented and embedded at local level, and in full compliance with local law and local supervisory expectations. This approach also drives a consistency of application throughout the Group as a whole.

An Internal Governance Office at Group level, comprising Governance expertise, and the subsidiaries’ General Secretaries are responsible for promoting the effective embedding of the Governance model and Corporate Frameworks. The extent and completeness of this activity is assessed by the Group on an annual basis with associated reporting to relevant Governing bodies.

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8. Internal control over financial reporting (ICFR)

This section describes key aspects of the internal control and risk management systems in place at Santander Group with respect to the financial reporting process, specifically addressing the following aspects:

•	Control environment.

•	Risk assessment in financial reporting.

•	Control activities.

•	Information and communication.

•	Monitoring.

•	External auditor report.

8.1 Control environment

Governance and responsible bodies

Our board of directors approves the financial information that, due to its status as a listed company, Banco Santander must periodically make public and is responsible for overseeing and guaranteeing the integrity of the internal information and control systems, as well as the accounting and financial information systems. This includes operational and financial control and compliance with applicable legislation.

Our board of directors has set up an audit committee that assists the board in supervising the financial reporting process and internal control systems.

According to the Rules and regulations of the board, our audit committee oversees the process of preparing and presenting the mandatory financial information relating to the Bank and the Group, and the adequate delimitation of the consolidation perimeter and the correct application of the accounting criteria, including the related non-financial information, in addition to its completeness; as well as the effectiveness of the internal control systems, so that the main risks are identified, managed and properly brought to light.

In addition, our audit committee discusses with the external auditor any significant deficiencies in the internal control system that may be detected in the course of the audit and ensures that the external auditor issues a report regarding the internal control system for financial information.

The existence of an adequate ICFR, prepared and coordinated by the non-financial risk control area, corresponds to the entire organisational structure with control relevance, through a direct scheme of individually assigned responsibilities. In addition, the financial accounting and management control units in each of the countries in which the Group operates -each led by a controller- have an important role in complying with the standard. Section below includes more information on the functions carried out by each organisational structure, the controllers and the non-financial risk control area.

Functions Responsible, Code of Conduct, whistleblowing channel and training

Functions Responsible

The Group, through the corporate organisation area and the organisational units for each country/entity or business, defines, implements and maintains the organisational structures, catalogue of job positions and size of the units. Specifically, the corporate organisation function defines a reference managing and staff structure, which serves as a Manual across de Group.

The business and support areas channel any initiative related to their structure through these organisational units. These units are responsible for analysing, reviewing and, where appropriate, incorporating any structural modifications into the corporate technology tools. The organisation units are responsible for identifying and defining the main functions under the responsibility of each structural unit.

Based on this assignment, each of the business/support areas identifies and documents the necessary tasks and controls in its area within the Internal Control Model (ICM), based on its knowledge and understanding of its activities, processes and potential risks.

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Each unit thus detects the potential risks associated with those processes, which are necessarily covered by the ICM. This detection takes place based on the knowledge and understanding that management has of the business and process.

It also has to establish those responsible for the various controls, tasks and functions of the documented processes, so that all the members of the division have clearly assigned responsibilities.

The purpose of this is to try to ensure, among other things, that the organisational structure provides a solid model of ICFR.

With respect to the specific process of preparing its financial information, the Group has defined clear lines of responsibility and authority. The process entails exhaustive planning, including, among other things, the distribution of tasks and functions, the required timeline and the various reviews to be performed by each manager. To this end, the Group has financial accounting and control units in each of its operating markets; these are headed up by a controller whose duties include the following:

•	Integrating the corporate policies defined at the Group level into their management, adapting them to local requirements.

•	Ensuring that the organisational structures in place are conducive to due performance of the tasks assigned, including a suitable hierarchical-functional structure.

•	Deploying critical procedures (control models), leveraging the Group’s corporate IT tools to this end.

•	Implementing the corporate accounting and management information systems, adapting them to each entity’s specific needs as required.

In order to preserve their independence, the controllers report to their country heads and to the Group’s financial accounting and control division.

In addition, to support the existence of adequate documentation for the Group’s internal control model, the corporate non-financial risk control department is responsible for establishing and reporting the work method governing the process of documenting, evaluating and certifying the internal control model that covers the ICFR system, among other regulatory and legal requirements. It also handles maintaining documentation up-to-date to adapt it to organisational and regulatory changes and, together with the general controller and management control division and, if appropriate, the representatives of the divisions and/or companies concerned, present the conclusions of the internal control model evaluation process to the audit committee. There are similar functions at each unit that report to the corporate non-financial risk control department.

Code of Conduct

The Group’s general Code of Conduct is approved by the Bank’s board of directors, setting out behavioural guidelines of ethical principles and rules of conduct that govern the actions of all Santander Group employees and, therefore, constitutes the central pillar of the Group compliance function. It also establishes guidelines for conduct, among other matters, in relation to accounting obligations and financial information.

The code can be consulted on the corporate website (www.santander.com).

This code is binding for all members of the Group’s governance bodies and all employees of Banco Santander, S.A., who acknowledge as much when they join the Group, notwithstanding the fact that some of these individuals are also bound by the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work.

The Group provides all its employees with e-learning courses on the aforementioned general code of conduct. Moreover, the compliance department is available to address any queries with respect to its application. The general code sets out the functions of the Group’s governance bodies, units and areas required to implement the code, in addition to the compliance area.

The irregularities committee, consisting of representatives from various parts of the Group, is responsible for imposing disciplinary measures for any breaches of the general code and proposing corrective actions, which may lead to labour-offence sanctions, notwithstanding any administrative or criminal sanctions that may also result from such a breach.

Whistleblowing channel

Banco Santander has a whistleblowing channel, through which employees can report, confidentially and anonymously, any allegedly unlawful acts or breaches of the general code of conduct that comes to their knowledge during the course of their professional activities.

In addition, through this whistleblowing channel, employees can confidentially and anonymously report irregularities in accounting or auditing matters, in accordance with SOX. When reports concerning accounting or auditing matters are received, the compliance function will report to the audit committee to resolve the issue and adopt the appropriate measures.

To preserve the confidentiality of communications prior to their examination by the audit committee, the procedure does not require the inclusion of personal an contact data from the sender. In addition, only certain persons in the Compliance area review the content of the communication in order to determine whether it is related to accounting or auditing matters, and, if applicable, submit it to the audit committee.

Training

Group employees involved in preparing and reviewing its financial information participate in training programmes and regular refresher courses which are specifically designed to provide them with the knowledge required to allow them to discharge their duties properly.

The training and refresher courses are mostly promoted by the management control and general audit division itself and are designed and overseen together with the corporate learning and career development unit which is, in turn, part of the HR department and is responsible for coordinating and imparting training across the Group.

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These training initiatives take the form of a mixture of e-learning and onsite sessions, all of which are monitored and overseen by the aforementioned corporate unit in order to guarantee they are duly taken and that the concepts taught have been properly assimilated.

The training and periodic update programmes taught in 2018 have focused, among other subjects, on: risk analysis and management, accounting and financial statement analysis, the business, banking and financial environment, financial management, costs and budgeting, numerical skills, calculations and statistics and financial statement auditing, among other matters directly and indirectly related to the financial information process.

59,636 employees from the Group’s entities in the various countries in which it operates were involved in these training programmes, involving over 255,500 training hours at the Corporate Centre in Spain and remotely (e-learning). In addition, each country develops its own training programme based on that developed by the parent.

8.2 Risk assessment in financial reporting

Santander Group’s ICM is defined as the process carried out by the board of directors, senior management and the rest of the Group’s employees to provide reasonable assurance that their targets will be attained.

The Group’s ICM complies with the most stringent international standards and specifically complies with the guidelines established by the Committee of Sponsoring Organisations of the Tradeway Commission (COSO) in its most recent framework published in 2013, which addresses control targets in terms of operations effectiveness and efficiency, financial information reliability and compliance with applicable rules and regulations.

ICM documentation is implemented at the main Group companies using standard and uniform methodology such that it ensures inclusion of the appropriate controls and covers all material financial information risk factors.

The risk identification process takes into account all classes of risk (particularly those included in the recommendations issued by the Basel Risk Committee). Its scope is greater than all of the risks directly related to the preparation of the Group’s financial information.

The identification of potential risks that must be covered by the ICM is based on the knowledge and understanding that management have of the business and its operating processes, taking into account both criteria of relative importance and qualitative criteria associated with the type, complexity or the structure of the business itself.

In addition, the Bank ensures the existence of controls covering the potential risk of error or fraud in the issuance of the financial information, i.e., potential errors in terms of: i) the existence of the assets, liabilities and transactions as of the corresponding date; ii) the fact that the assets are Group goods or rights and the liabilities Group obligations; iii) proper and timely recognition and correct measurement of its assets, liabilities and transactions; and iv) the correct application of the accounting rules and standards and adequate disclosures.

The following aspects of the Group’s ICM model are worth highlighting:

It is a corporate model involving the whole organisational structure through a direct scheme of responsibilities assigned individually.

The management of the ICM documentation is decentralised, being delegated to the Group’s various units, while its coordination and monitoring is the duty of the non-financial risk control department, which issues general criteria and guidelines to ensure uniformity and standardisation of the documentation of procedures, control assessment tests, criteria for the classification of potential weaknesses and rule changes.

It is an extensive model with a global scope of application, which not only documents the activities relating to generation of the consolidated financial information, its core scope of application, but also other procedures developed by each entity’s support areas which, while not generating a direct impact on the accounting process, could cause possible losses or contingencies in the case of incidents, errors, regulatory breaches and/or fraud.

It is dynamic and updated continually to mirror the reality of the Group’s business as it evolves, the risks to which it is exposed and the controls in place to mitigate these risks.

It generates comprehensive documentation of all the processes falling under its scope of application and includes detailed descriptions of the transactions, evaluation criteria and checks applied to the ICM model.

All of the Group companies’ ICM documentation is compiled into a corporate IT application which is accessed by employees of differing levels of responsibility in the evaluation and certification process of Santander Group’s internal control system.

The Group has a specific process for identifying the companies that should be included within its scope of consolidation. This is mainly monitored by the financial accounting and control division and the office of the general secretary and human resources.

This procedure enables the identification of not just those entities over which the Group has control through voting rights from its direct or indirect holdings, but also those over which it exercises control through other channels, such as mutual funds, securitisations and other structured vehicles. This procedure analyses whether the Group has control over the entity, has rights over or is exposed to its variable returns, and whether it has the capacity to use its power to influence the amount of such variable returns. If the procedure concludes that the Group has such control, the entity is included in the scope of consolidation, and is fully consolidated. If not, it is analysed to identify whether there is significant influence or joint control. If this is the case, the entity is included in the scope of consolidation, and consolidated using the equity method.

Finally, the audit committee is responsible for supervising the Bank and Group’s regulated financial information process and internal control system.

In supervising this financial information, particular attention is paid to its integrity, compliance with regulatory requirements and accounting criteria, and the correct definition of the scope of

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consolidation. The internal control and risk management systems are regularly reviewed to ensure their effectiveness and adequate identification, management and reporting.

8.3 Control activities

Procedures for reviewing and authorising the financial information

Our audit committee by mandate of the board oversees the process of preparing and presenting the mandatory financial information regarding the Bank and the Group, which includes the related non-financial information, as well as its completeness, and reviews compliance with regulatory requirements, the appropriate delimitation of the perimeter of consolidation and the correct application of accounting criteria, ensuring that this information is permanently updated on the Bank’s website.

The process of creating, reviewing and authorising the financial information and the description of the ICFR is documented in a corporate tool which integrates the control model into risk management, including a description of the activities, risks, tasks and the controls associated with all of the transactions that may have a material effect on the financial statements. This documentation covers recurrent banking transactions and one-off transactions (stock trading, property deals, etc.) and aspects related to judgements and estimates, covering the registration, assessment, presentation and disclosure of financial information. The information in the tools is updated to reflect changes in the way of carrying out, reviewing and authorising procedures for generating financial information.

Our audit committee also has the duty to report to the board, prior to its adoption of the corresponding decisions, regarding the financial information that the Group must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices used to prepare the financial statements and is as reliable as these statements.

The most significant aspects of the accounting close process and the review of the material judgements, estimates, measurements and projections used are as follows:

•	Impairment losses on certain assets;

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

•	The useful life of the tangible and intangible assets;

•	The measurement of goodwill arising on consolidation;

•	The calculation of provisions and the consideration of contingent liabilities;

•	The fair value of certain unquoted assets and liabilities;

•	The recoverability of tax assets;

•	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations.

Our Group’s chief accounting officer presents to be validated the Group’s financial information to the audit committee on a quarterly basis, at least, providing explanations of the main criteria employed for estimates, valuations and value judgements.

The information provided to directors prior to board meetings, including information on value judgements, estimates and forecasts relating to the financial information, is prepared specifically for the purposes of these meetings.

To verify that the ICM is working properly and check the effectiveness of the defined functions, tasks and controls, the Group has in place an assessment and certification process that starts with an evaluation of the control activities by the staff responsible for them. Depending on the conclusions drawn, the next step is to certify the tasks and functions related to the generation of financial information so that, having analysed all such certifications, the chief executive officer, the chief financial officer and the chief accounting officer/controller certify the effectiveness of the ICM.

The annual process identifies and assesses the criticality of risks and the effectiveness of the controls identified in the Group.

The non-financial risk control unit prepares a report spelling out the conclusions reached as a result of the certification process conducted by the units, taking the following aspects into consideration:

•	Detail of the certifications obtained at all levels.

•	Any additional certifications considered necessary.

•	Specific certification of all significant outsourced services.

•	The ICM design and operation tests performed by those responsible for its maintenance and/or independent experts.

This report also itemises the main deficiencies identified throughout the certification process by any of the parties involved, indicating whether these deficiencies have been properly resolved or, if not, what plans are in place to correct them in a satisfactory manner.

The conclusions of these evaluation processes are presented to the audit committee by the non-financial risk control department, together with Accounting and Management Control division and, if appropriate, the sponsors of the divisions and/or work companies concerned, after having been presented to the risk control committee.

Lastly, based on this report, the Group’s chief accounting officer / controller (CAO), chief financial officer (CFO) and its chief executive officer (CEO) certify the effectiveness of the ICM in terms of preventing or detecting errors which could have a material impact on the consolidated financial information.

In 2018, the Group has worked to strengthen the identification and documentation of the most relevant controls for the Group (special monitoring controls) in order to ensure an adequate internal control system over financial information. Further, in order to continue strengthening the Santander Group ICM, it has been decided that from 2019 onwards the internal audit function will perform independent tests on these controls as part of its audits.

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Internal control policies and procedures for IT systems

The Technology and Operations division issues corporate IT policies.

For internal control purposes, the following policies are of particular importance.

The Group’s IT systems which are directly or indirectly related to the financial statements are configured to ensure the correct preparation and publication of financial information at all times by means of a specific internal control protocol.

To this end, the entity has internal policies and procedures, which are duly updated and distributed, relating to systems security and access to the IT applications and systems based on roles and in accordance with the duties and clearances assigned to each unit/post so as to ensure proper separation of powers.

The Group’s internal policies establish that access to all systems that store or process data shall be strictly controlled, and that the level of access control required is determined by potential impact on the business. Access rights are assigned by Group experts in this area (known as authorised signatures), by roles and functions. In addition, to ensure the compliance of processes related to control and maintenance of users and profiles, personnel in each area are tasked with ensuring that information is only accessed by persons who need it for their work.

The Group’s methodology is designed to ensure that any new software developments and the updating and maintenance of existing programmes go through a definition-development-testing cycle that guarantees that financial information is handled reliably.

In this way, once software developments have been completed on the basis of the defined requirements (detailed documentation of the processes to be implemented), these developments are subjected to exhaustive testing by a specialist ‘software lab’.

The Corporate Certification Office is then responsible for the complete testing cycle of the software in a pre-production environment, prior to its final implementation. The aforementioned office manages and coordinates this whole cycle, which includes: technical and functional testing, performance testing, user acceptance testing, and pilot and prototype testing as defined by the entities, prior to making the applications available to all end users.

Underpinned by corporate methodology, the Group guarantees the existence of business continuity plans that ensure on-going performance of key functions in the event of disasters or other events that could halt or interrupt business operations.

These plans catalogue the measures, which translate into specific initiatives, designed to mitigate the scale and severity of IT incidents and to ensure that operations are up and running again as quickly and with as little fallout as possible.

To this end, the Group has highly automated back-up systems to ensure the continuity of the most critical systems with little or no human intervention thanks to parallel redundant systems, high-availability systems and redundant communication lines.

In addition, there are specific force majeure risk mitigation strategies in place, such as virtual data processing centres, back-up power suppliers and offsite storage facilities.

Internal control policies and procedures over outsourced activities and valuation services from independent experts

The Group has established an action framework and specific implementation policies and procedures to ensure the adequate coverage of the risks associated with subcontracting activities to third parties.

The relevant processes include:

•	The performance of tasks relating to the initiation, recording, processing, settlement, reporting and accounting of asset valuations and transactions.

•	The provision of IT support in its various manifestations: software development, infrastructure maintenance, incident management, IT security and IT processing.

•	The provision of other material support services not directly related to the generation of financial information: supplier management, property management, HR management, etc.

The main control procedures in place to ensure adequate coverage of the risks intrinsic to these processes are:

•	Relations among Group companies are documented in contracts which detail exhaustively the type and level of service provided.

•	All of the Group’s service providers document and validate the main processes and controls related to the services they provide.

•	Entities to which activities are outsourced document and validate their controls in order to ensure that the material risks associated with the outsourced services are kept within reasonable levels.

The Group assesses its estimates in-house. Whenever it considers it advisable to hire the services of a third party to help with specific matters, it does so having verified their expertise and independence, for which procedures are in place, and having validated their methods and the reasonableness of the assumptions made.

Furthermore, the Group has signed service level agreements and put in place controls to ensure the integrity and quality of information for external suppliers providing significant services that might impact the financial statements.

8.4 Information and communication

Function in charge of accounting policies

The Financial Accounting and Control division includes the accounting policies area, the head of which reports directly to the controller and has the following exclusive responsibilities:

•	Defining the accounting treatment of the transactions that constitute the Bank’s business in keeping with their economic substance and the regulations governing the financial system.

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•	Defining and updating the Group’s accounting policies and resolving any questions or conflicts deriving from their interpretation.

•	Enhancing and standardising the Group’s accounting practices.

•	Assisting and advising the professionals responsible for new IT developments with respect to accounting requirements and ways of presenting information for internal consumption and external distribution and on how to maintain these systems as they relate to accounting issues.

The Corporate Accounting, Financial Reporting and Management Framework sets out the principles, guidelines and procedures for accounting, financial reporting and management that apply to all entities of the Santander Group as a key underpinning of good governance. The structure of the Group calls for stipulating uniform principles, guidelines and procedures so that each Group entity can rely on effective consolidation methods and apply uniform accounting policies. The principles set out in this Framework are appropriately implemented and specified in the Group’s accounting policies.

Accounting policies must be treated as a supplement to the financial and accounting standards that apply in the given jurisdiction, being their overarching objectives(i) financial statements and other financial information made available to management bodies, regulators and third parties must provide accurate and reliable information for decision-making relating to the Group, and (ii) all Group entities must be enabled to comply in a timely manner with legal duties and obligations and regulatory requirements. The Accounting Policies are subject to revision whenever the reference regulations are modified and, at least, once a year.

Additionally, on a monthly basis, the accounting policies area publishes internally a bulletin that contains any news in accounting matters, including both the new published regulations and the most relevant interpretations. These documents are stored in the accounting standards library (NIC-KEY), which is accessible to all Group units.

The Financial Accounting and Control division has put in place procedures to ensure it has all the information it needs to update the accounting plan to cover the issue of new products and regulatory and accounting changes that make it necessary to adapt the plan and accounting principles and policies.

The Group entities, through the heads of their operations or accounting units, maintain an on-going and fluid dialogue with the financial regulation and accounting processes area and with the other areas of the management control unit.

Mechanisms for the preparation of financial information

The Group’s computer applications are configured into a management model which, using an IT system structure appropriate for a bank, is divided into several ‘layers’, which supply different kinds of services, including:

•	General information systems: these provide information to division/business unit heads.

•	Management systems: these produce information for business monitoring and control purposes.
•	Business systems: software encompassing the full product-contract-customer life cycle.

•	Structural systems: these support the data shared and used by all the applications and services. These systems include all those related to the accounting and financial information.

All these systems are designed and developed in accordance with the following IT architecture:

•	General software architecture, which defines the design patterns and principles for all systems.

•	Technical architecture, including the mechanisms used in the model for design outsourcing, tool encapsulation and task automation.

One of the overriding purposes of this model is to provide the Group’s IT systems with the right software infrastructure to manage all the transactions performed and their subsequent entry into the corresponding accounting registers, with the resources needed to enable access to and consultation of the various levels of supporting data.

The software applications do not generate accounting entries per se; they are based on a model centred on the transaction itself and a complementary model of accounting templates that specifies the accounting entries and movements to be made for the said transaction. These accounting entries and movements are designed, authorised and maintained by the Financial Accounting and Control division.

The applications execute all the transactions performed in a given day across various distribution channels (branches, internet, telephone banking, e-banking, etc.) into the ‘daily transaction register’ (DGO for its acronym in Spanish).

The DGO generates the transaction accounting entries and movements on the basis of the information contained in the accounting template, uploading it directly into the accounting infrastructure application.

This application carries out the other processes necessary to generate financial information, including: capturing and balancing the movements received, consolidating and reconciling with application balances, cross-checking the software and accounting information for accuracy, complying with the accounting allocation structural model, managing and storing auxiliary accounting data and making accounting entries for saving in the accounting system itself.

Some applications do not use this process. These rely instead on their own account assistants who upload the general accounting data directly by means of account movements, so that the definition of these accounting entries resides in the applications themselves.

In order to control this process, before inputting the movements into the general accounting system, the accounting information is uploaded into a verification system which performs a number of controls and tests.

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This accounting infrastructure and the aforementioned structural systems generate the processes needed to generate, disclose and store all the financial information required of a financial institution for regulatory and internal purposes, all of which under the guidance, supervision and control of the Financial Accounting and Control division.

To minimise the attendant operational risks and optimise the quality of the information produced in the consolidation process, the Group has developed two IT tools which it uses in the financial statement consolidation process.

The first channels information flows between the units and the Financial Accounting and Control division, while the second performs the consolidation proper on the basis of the information provided by the former.

Each month, all of the entities within the Group’s scope of consolidation report their financial statements, in keeping with the Group’s audit plan.

The Group’s audit plan, which is included in the consolidation application, generally contains the disclosure needed to comply with the disclosure requirements imposed on the Group by Spanish and international authorities.

The consolidation application includes a module that standardises the accounting criteria applied so that the units make the accounting adjustments needed to make their financial statements consistent with the accounting criteria followed by the Group.

The next step, which is automated and standardised, is to convert the financial statements of the entities that do not operate in euros into the Group’s functional currency.

The financial statements of the entities comprising the scope of consolidation are subsequently aggregated.

The consolidation process identifies intragroup items, ensuring they are correctly eliminated. In addition, in order to ensure the quality and comprehensiveness of the information, the consolidation application is configured to make investment-equity elimination adjustments and to eliminate intragroup transactions, which are generated automatically in keeping with the system settings and checks.

Lastly, the consolidation application includes another module (the annex module) which allows all units to upload the accounting and non-accounting information not specified in the aforementioned audit plan and which the Group deems opportune for the purpose of complying with applicable disclosure requirements.

This entire process is highly automated and includes automatic controls to enable the detection of incidents in the consolidation process. The Financial Accounting and Control division also performs additional oversight and analytical controls.

8.5 Monitoring

2018 ICFR monitoring activities and results

Our board has approved a corporate internal audit framework for the Santander Group, defining the global function of internal audit and how it is to be carried out.

In accordance with this, internal audit is a permanent function and independent from all other functions and units. Its mission is to provide the board of directors and senior management with independent assurances in regard to the quality and efficacy of the systems and processes of internal control, risk management (current and emerging) and governance, thereby helping to safeguard the organisation’s value, solvency and reputation. Internal audit reports to the audit committee and to the board of directors on a regular basis and at least twice a year, as an independent unit, it has direct access to the board when it deems it appropriate.

The internal audit evaluates:

•	The efficacy and efficiency of the processes and systems cited above;

•	Compliance with applicable legislation and requirements of supervisory bodies;

•	The reliability and integrity of financial and operating information; and

•	The integrity of capital.

Internal audit is the third line of defence, independent of the other two.

The scope of its work encompasses:

•	All Group entities over which it exercises effective control;

•	Separate asset pools (for example, mutual funds) managed by the entities mentioned in the previous section; and

•	All entities (or separate asset pools) not included in the previous points, for which there is an agreement for the Group to provide internal audit functions.

This scope, subjectively defined, includes the activities, businesses and processes carried out (either directly or through outsourcing), the existing organisation and any commercial networks. In addition, and also as part of its mission, internal audit can undertake audits in other subsidiaries not included among the points above, when the Group has reserved this right as a shareholder, and in outsourced activities pursuant to the agreements reached in each case.

Our audit committee supervises the Group’s internal audit function and, specifically, must: (i) propose the selection, appointment and withdrawal of the officer responsible for internal audit; (ii) ensure the independence and effectiveness of the internal audit function; (iii) ensure that the internal audit function has the physical and human resources needed for the performance of its work and propose the budget for this service; (iv) receive periodic information regarding the activities thereof and review the annual activities report; (v) annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof and (vi) verify that senior management and the board take into account the conclusions and recommendations set forth in its reports.

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At year-end 2018, internal audit employed 1,210 people, all dedicated exclusively to this service. Of these, 266 were based at the Corporate Centre and 944 in local units situated in the principal geographic areas in which the Group is present, all of who work exclusively at those locations.

Each year, Internal Audit prepares an audit plan based on a self-assessment exercise of the risks to which the Group is exposed. Internal Audit is solely responsible for executing the plan. From the reviews carried out, audit recommendations may be prepared. These are prioritised according to their relative importance and are monitored continuously until their complete implementation.

At its meeting on 21 February 2019, the audit committee considered and approved the audit plan for 2019, which was submitted to, and approved by the board at the meeting held on 26 February 2019.

In 2018, the effectiveness and functioning of the main elements of the internal control system and controls on information systems in the units analysed were assessed.

The main objectives of the internal audit reviews were:

•	Verify compliance with sections 302, 404, 406, 407 and 806 of the Sarbanes-Oxley Act.

•	Check the existing governance on the information related to the internal control system over financial information.

•	Review the functions performed by the internal control departments and other departments, areas or divisions involved in compliance with the SOX Act.

•	Check that the SOX support documentation is updated.

•	Verify the effectiveness of the controls documented in the process.

•	Evaluate the rigour of the certifications carried out by the different units, especially their consistency with any observations and recommendations set forward by Internal Audit, the auditors of the statutory accounts or the supervisory bodies themselves within the framework of their reviews.

•	Verify proper compliance with the recommendations made in previous audits.

In 2018, the audit committee and the board of directors were kept informed of the work carried out by the Internal Audit division on its annual plan and other issues related to the audit function. The audit committee assessed whether the work of internal audit was sufficient and the results of its activity and monitored the recommendations made, particularly the most important. It also reviewed the effects of the results of this work on the financial information. Finally, the committee monitored the corrective actions implemented, giving priority to the most important of these.

Detection and management of deficiencies

Our audit committee is officially tasked with overseeing the financial information process and the internal control systems.

It deals with any control deficiencies that might affect the reliability and accuracy of the financial statements. To this end, it can call in the various areas of the Group involved to provide the necessary information and clarifications. The committee also takes stock of the potential impact of any flaws detected in the financial information.

The audit committee, as part of its remit to oversee the financial reporting process and the internal control systems, is responsible for discussing with the external auditors any significant weaknesses detected in the course of the audit.

As part of its supervision work, our audit committee assesses the results of the work of the Internal Audit division, and can take action as necessary to correct any deficiencies identified in the financial information.

In 2018, our audit committee was informed about the evaluation and certification of the ICM corresponding to tax year 2017 and drew conclusions on the effectiveness of the Group’s ICM, in compliance with CNMV ICFR and SEC Sarbanes-Oxley Law (SOX) and ICFR.

Internal audit has maintained the 2017 ICFR rating, identifying no material deficiencies in the control environment.

8.6 External auditor report

The external auditor has issued an independent reasonable assurance report on the design and effectiveness of the ICFR and the description on the ICFR that is provided in this section 8 of the annual corporate governance report.

This report is included in the next pages.

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This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT REASONABLE ASSURANCE REPORT

ON THE DESIGN AND EFFECTIVENESS OF THE

INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Shareholders of Banco Santander, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description that is included in the attached Report that forms part of the corresponding section of Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Banco Santander, S.A., (hereinafter, the Parent Company) and its subsidiaries (hereinafter, the Group or Santander Group) as at December 31, 2018.

This system is based on the criteria and policies defined by the Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control-Integrated Framework” report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group assets that could have material effect on the financial information.

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the System, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such as such internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director’s responsibility

The Parent Company’s Directors are responsible for taking the necessary measures to reasonably guarantee the implementation, maintenance and supervision of an adequate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements of ICFR and the preparation and establishment of the content of the attached information relating to the ICFR.

Our Responsibility

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Internal Control over Financial Reporting of the Group, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with “International Standard on Assurance Engagements 3000 (ISAE 3000)” (Revised), “Assurance Engagements other than Auditing or Reviews of Historical Financial Reporting”, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

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A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting

Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence,

confidentiality and professional behavior.

Our firm applies the “International Standard on Quality Control 1 (ISQC 1)” and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, Santander Group, maintained as at December 31, 2018, in all material respects, an effective system of Internal Control relating to the Financial Reporting included in the consolidated financial statements of the Group as at December 31, 2018, which is based on the criteria and the policies defined by the Group’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control - Integrated Framework” report.

In addition, the attached description of the ICFR Report as at December 31,2018, related to the Santander Group, has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/20J5 dated December 22, 2015 and Circular No 2/2018 dated June 12 of the CNMV for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit of accounts nor is it subject to the regulations governing the activity of the audit in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations. However, we have audited, in accordance with the regulations governing the audit activity in force in Spain, the consolidated financial statements of Santander Group prepared by the Parent Company’s Directors in accordance with the International Financial Reporting Standards adopted by the European Union and other provisions of the financial reporting standards applicable to the Group, and our report dated February 28, 2019 expresses a favorable opinion on those consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L.

Alejandro Esnal Elorrieta

February 28, 2019

2

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9. Other corporate governance information

As indicated in the introduction of this chapter ‘Redesigned corporate governance report’, since 12 June 2018 (Circular 2/2018) CNMV has allowed the annual corporate governance and directors’ remuneration reports mandatory for Spanish listed companies to be drafted in a free format. We have opted to use a free format for our 2018 corporate governance report and 2018 directors’ remuneration report.

However, CNMV requires any issuer opting to use a free format to provide certain information in a format established by CNMV so that it can be aggregated for statistical purposes. This information is included (i) for corporate governance matters under section 9.2 ‘Statistical information on corporate governance required by CNMV’ and also covers the section ‘comply with the recommendations in the Spanish Corporate Governance Code for Listed Companies or explain’ and (ii) for remuneration matters under section 9.5 ‘Statistical information on remuneration required by CNMV’.

In addition, since some shareholders or other stakeholders may be accustomed to the prescribed formats required by CNMV, section 9.1 ‘Reconciliation to CNMV’s corporate governance report model’ and section 9.4 ‘Reconciliation to CNMV’s remuneration report model’ include, for each section in the CNMV’s prescribed formats for corporate governance and remuneration reports, prescribed formats, a cross reference to where this information may be found in the free format 2018 annual corporate governance report or in the other chapters of this annual report. Please note however that CNMV’s prescribed formats have changed slightly in 2018 and therefore the content for each section varies from the previous year.

Moreover, we have traditionally filled in the ‘comply or explain’ section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, have included in section 9.3 ‘Cross-reference table for comply or explain in corporate governance recommendations’ a chart with cross-references showing where the information supporting each response can be found in this 2018 corporate governance chapter or elsewhere in this consolidated directors´report.

9.1 Reconciliation to CNMV’s corporate governance report model

Section in CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See section 2.1.

A.2	Yes	See section 2.3 where we explain there are no significant shareholders for its own acount.

A.3	Yes	See ‘Tenure, committee membership and equity ownership’ in section 4.2 and section 6.

A.4	No	See section 2.3 where we explain there are no significant shareholders for its own acount so this section does not apply.

A.5	No	See section 2.3 where we explain there are no significant shareholders for its own acount so this section does not apply.

A.6	No	See section 2.3 where we explain there are no significant shareholders for its own acount so this section does not apply.

A.7	Yes	See section 2.4.

A.8	Yes	Not applicable.

A.9	Yes	See section 2.5.

A.10	No	See section 2.5.

A.11	Yes	See section 2.1 and statistical information.

A.12	No	See section 3.2.

A.13	No	See section 3.2.

A.14	Yes	See section 2.6.

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Other corporate governance information

Section in CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ in section 3.2.

B.2	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ in section 3.2.

B.3	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ and ‘Rules governing amendments to our Bylaws’ in section 3.2.

B.4	Yes	None.

B.5	Yes	See section 3.4.

B.6	Yes	See ‘Participation of shareholders at the GSM’ in section 3.2.

B.7	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ in section 3.2.

B.8	No	See ‘Corporate website’ in section 3.2.
C. MANAGEMENT STRUCTURE
C.1 Board of directors

C.1.1	Yes	See ‘Size’ in section 4.2.

C.1.2	Yes	See ‘Tenure, committee membership and equity ownership’ in section 4.2.

C.1.3	Yes	See section 2.4, 4.1 and ‘Executive directors’, ‘Independent non-executive directors’, ‘Other external directors’ and ‘Composition by type of director’ in section 4.2.

C.1.4	Yes	See section 1.4 and ‘Diversity’ in section 4.2.

C.1.5	No	See ‘Diversity’ in section 4.2 and section 4.5 and regarding top excecutive positions, see ‘Responsible banking’ chapter.

C.1.6	No	See ‘Diversity’ in section 4.2 and section 4.5.

C.1.7	No	See section 1.4 and ‘Diversity’ in section 4.2.

C.1.8	No	Not applicable.

C.1.9	No	See section ‘Group executive chairman and chief executive officer’ and ‘Executive committee’ in section 4.3.

C.1.10	No	See section 4.1.

C.1.11	Yes	See section 4.1.

C.1.12	Yes	See ‘Board and committees attendance’ in section 4.3.

C.1.13	Yes	See section 6 and, additionally, note 5 c) to our ‘consolidated financial statements’.

C.1.14	Yes	See section 5 and 6.

C.1.15	Yes	See ‘Rules and regulations of the board’ in section 4.3.

C.1.16	No	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.17	No	See ‘Self-assessment of the board’ in section 4.3 and section 4.5.

C.1.18	No	See ‘Self-assessment of the board’ in section 4.3.

C.1.19	No	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.20	No	See ‘Proceedings of the board’ in section 4.3.

C.1.21	Yes	Not applicable.

C.1.22	No	See ‘Diversity’ in section 4.2.

C.1.23	Yes	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.24	No	See section 4.3 ‘Board functioning and effectiveness’.

C.1.25	Yes	See section 4.3 ‘Board functioning and effectiveness’ and sections 4.4, 4.5, 4.6 and 4.7.

C.1.26	Yes	See ‘Board and committees attendance’ in section 4.3.

C.1.27	Yes	See statistical information.

C.1.28	No	See ‘Duties and activities in 2018’ in section 4.4.

C.1.29	Yes	See ‘Secretary of the board’ in section 4.3.

C.1.30	No	See 3.1; ‘Duties and activities in 2018’ in section 4.4; and section 9.6.

C.1.31	Yes	See ‘External auditor’ in section 4.4.

C.1.32	Yes	See ‘Duties and activities in 2018’ in section 4.4.

C.1.33	Yes	Not applicable.

209

Section in CNMV model	Included in statistical report	Comments

C.1.34	Yes	See statistical information.

C.1.35	Yes	See ‘Proceedings of the board’ in section 4.3.

C.1.36	No	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.37	No	Not applicable.

C.1.38	No	Not applicable.

C.1.39	Yes	See section 6.4. and 6.7.

C.2 Board committees

C.2.1	Yes	See ‘Board committees structure’; ‘Executive committee’; ‘Responsible banking, sustainability and culture committee’ and ‘Innovation and technology committee’ in section 4.3 and sections 4.4, 4.5, 4.6 and 4.7.

C.2.2	Yes	See statistical information.

C.2.3	No	See ‘Rules and regulations of the board’ in section 4.3 and sections 4.4, 4.5, 4.6 and 4.7.

D. RELATED PARTY AND INTRAGROUP TRANSACTIONS

D.1	No	See ‘Related-party transactions’ in section 4.8.

D.2	Yes	Not applicable.

D.3	Yes	Not applicable. See ‘Related-party transactions’ in section 4.8.

D.4	Yes	See statistical information.

D.5	Yes	Not applicable. See section 4.8 ‘Related-party transactions and conflicts of interest’.

D.6	No	See ‘Related-party transactions and conflicts of interest’ in section 4.8.

D.7	Yes	Not applicable.

E. CONTROL AND RISK MANAGEMENT SYSTEMS

E.1	No	See chapter ‘Risk management’ of this consolidated directors´ report, in particular section 1 ‘Risk management and control model’ and sections ‘Risk culture’ and ‘Tax strategy’ in the Responsible banking chapter.

E.2	No	See chapter ‘Risk management’ of this consolidated directors´ report, in particular section 1.1 ‘Risk governance’ and sections ‘Risk culture’ and ‘Tax strategy’ in the Responsible banking chapter.

E.3	No	See chapter ‘Risk management’ of this consolidated directors´ report, in particular section 2 ‘Risk map and risk profile’, and ‘Responsible banking’ chapter and for our capital needs, see also section ‘Economic capital’ in Economic and financial review chapter.

E.4	No	See chapter ‘Risk management’ of this consolidated directors´ report, in particular section 1.3 ‘Management processes and tools’ and sections ‘Risk culture’ and ‘Tax strategy’ in the Responsible banking chapter.

E.5	No	See chapter ‘Risk management’ of this consolidated directors´ report, in particular section 2 ‘Risk map and risk profile’, and sections 3 to 9 of such chapter for each risk. Additionally, see note 25e.i to our consolidated financial statements.

E.6	No	See chapter ‘Risk management’ of this consolidated directors´ report, in particular section 2 ‘Risk map and risk profile’, and sections 3 to 9 of such chapter for each risk.

F. ICFRS

F.1	No	See section 8.1 ‘Control environment’.

F.2	No	See section 8.2 ‘Risk assessment in financial reporting’.

F.3	No	See section 8.3 ‘Control activities’.

F.4	No	See section 8.4 ‘Information and communication’.

F.5	No	See section 8.5 ‘Monitoring’.

F.6	No	Not applicable.

F7	No	See section 8.6 ‘External auditor report’.

G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

G	Yes	See ‘Degree of compliance with the corporate governance recommendations’ in section 9.2 and section 9.3.

210	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

9.2 Statistical information on corporate governance required by CNMV

Unless otherwise indicated all data as of 31 December 2018.

A. OWNERSHIP STRUCTURE

A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
06/11/2018	8,118,286,971	16,236,573,942	16,236,573,942

Indicate whether different types of shares exist with different associated rights:

Yes  ☐    No  ☑

A.2 List the direct and indirect holders of significant ownership interests at year-end, excluding directors:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights
Name or corporate name of shareholder	Direct	Indirect	Direct	Indirect
BlackRock Inc.	0	4.50%	0	1.10%	5.60%

Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	4.50%	1.10%	5.60%

A.3 Complete the following tables on company directors holding voting rights through company shares:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting	% of voting rights that may be transferred through financial instruments
Name or corporate name of director	Direct	Indirect	Direct	Indirect	rights	Direct	Indirect
Ms Ana Botín-Sanz de Sautuola y O’Shea	0.00	0.13	0.00	0.00	0.13	0.00	0.00
Mr José Antonio Álvarez Álvarez	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Mr Bruce Carnegie-Brown	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Rodrigo Echenique Gordillo	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Ms Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ignacio Benjumea Cabeza de Vaca	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Mr Javier Botín-Sanz de Sautuola y O’Shea	0.03	0.46	0.00	0.00	0.49	0.00	0.00
Mr Álvaro Cardoso de Souza	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Guillermo de la Dehesa Romero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Carlos Fernández González	0.11	0.00	0.00	0.00	0.11	0.00	0.00
Ms Esther Giménez-Salinas i Colomer	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ramiro Mato García Ansorena	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Juan Miguel Villar Mir	0.00	0.00	0.00	0.00	0.00	0.00	0.00
% total voting rights held by the board of directors	0.77%

211

A.7 Indicate whether the company has been notified of any shareholders’ agreements pursuant to Articles 530 and 531 of the Spanish Companies Act (LSC). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes  ☑    No  ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directly and through Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea (directly and through Puente San Miguel, S.L.U.) Ms Ana Botín-Sanz de Sautuola y O’Shea (directly and through CRONJE, S.L.U.) Ms Carolina Botín-Sanz de Sautuola y O’Shea (through Nueva Azil, S.L.) Ms Paloma Botín-Sanz de Sautuola y O’Shea (directly and through Bright Sky 2012, S.L.) Ms Carmen Botín-Sanz de Sautuola y O’Shea Latimer Inversiones, S.L.	0.49%	Transfer restrictions and syndication of voting rights as described under section 2.4 ‘Shareholders’ agreements’ of the Corporate governance chapter in the consolidated directors’ report.	01/01/2056

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

Yes   ☑    No  ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directly and through Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea (directly and through Puente San Miguel, S.L.U.) Ms Ana Botín-Sanz de Sautuola y O’Shea (directly and through CRONJE, S.L.U.) Ms Carolina Botín-Sanz de Sautuola y O’Shea (through Nueva Azil, S.L.) Ms Paloma Botín-Sanz de Sautuola y O’Shea (directly and through Bright Sky 2012, S.L.) Ms Carmen Botín-Sanz de Sautuola y O’Shea Latimer Inversiones, S.L.	0.49%	Transfer restrictions and syndication of voting rights as described under section 2.4 ‘Shareholders’ agreements’ of the Corporate governance chapter in the consolidated directors’ report.	01/01/2056

A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:

Yes  ☐    No  ☑

A.9 Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly*	% of total share capital
0	12,249,652	0.07%

(*)Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	11,400,000
Banco Santander Río, S.A.	849,652

Total:	12,249,652

A.11 Estimated free float:

%
Estimated free float	93.59%

A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes  ☑    No  ☐

212	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

B. GENERAL SHAREHOLDERS’ MEETING

B.4 Indicate the attendance figures for the general shareholders’ meetings held during the fiscal year to which this report relates and in the two preceding fiscal years:

	Attendance data
Date	% attending		% remote voting
of General Meeting	in person	% by proxy	Electronic means	Other	Total
18/03/2016	0.86%	43.46%	0.27%	13.04%	57.63%
of which free float:	0.19%	43.46%	0.27%	13.04%	56.96%

	Attendance data
Date	% attending		% remote voting
of General Meeting	in person	% by proxy	Electronic means	Other	Total
07/04/2017	0.90%	47.48%	0.37%	15.27%	64.02%
of which free float:	0.26%	47.48%	0.37%	15.27%	63.38%

	Attendance data
	% attending		% remote voting
Date of General Meeting	in person	% by proxy	Electronic means	Other	Total
23/03/2018	0.82%	47.61%	0.38%	15.74%	64.55%
of which free float:	0.18%	47.61%	0.38%	15.74%	63.91%

B.5 Indicate whether in the general shareholders’ meetings held during the fiscal year to which this report relate there has been any matter submitted to them which, for any reason, has not been approved by the shareholders.

Yes  ☐    No  ☑

B.6 Indicate whether the bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:

Yes  ☐    No  ☑

C. MANAGEMENT STRUCTURE

C.1 Board of directors

C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors fixed by GSM	15

213

C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ms Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chairman	04/02/1989	07/04/2017	Vote in general shareholders’ meeting

Mr José Antonio Álvarez Álvarez	N/A	Executive	Chief executive officer	25/11/2014	07/04/2017	Vote in general shareholders’ meeting

Mr Bruce Carnegie-Brown	N/A	Non-executive independent	Lead independent director	25/11/2014	18/03/2016	Vote in general shareholders’ meeting

Mr Rodrigo Echenique Gordillo	N/A	Executive	Vice chairman	07/10/1988	07/04/2017	Vote in general shareholders’ meeting

Ms Homaira Akbari	N/A	Non-executive independent	Director	27/09/2016	23/03/2018	Vote in general shareholders’ meeting

Mr Ignacio Benjumea Cabeza de Vaca	N/A	Other external (neither independent nor proprietary)	Director	30/06/2015	23/03/2018	Vote in general shareholders’ meeting

Mr Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external (neither independent nor proprietary	Director	25/07/2004	18/03/2016	Vote in general shareholders’ meeting

Mr Álvaro Cardoso de Souza	N/A	Non-executive independent	Director	23/03/2018	23/03/2018	Vote in general shareholders’ meeting

Ms Sol Daurella Comadrán	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting

Mr Guillermo de la Dehesa Romero	N/A	Other external (neither independent nor proprietary)	Vice chairman	24/06/2002	23/03/2018	Vote in general shareholders’ meeting

Mr Carlos Fernández González	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting

Ms Esther Giménez-Salinas i Colomer	N/A	Non-executive independent	Director	30/03/2012	07/04/2017	Vote in general shareholders’ meeting

Mr Ramiro Mato García-Ansorena	N/A	Non-executive independent	Director	28/11/2017	23/03/2018	Vote in general Shareholders´meeting

Ms Belén Romana García	N/A	Non-executive independent	Director	22/12/2015	07/04/2018	Vote in general shareholders’ meeting

Mr Juan Miguel Villar Mir	N/A	Non-executive independent	Director	07/05/2013	27/03/2015	Vote in general shareholders’ meeting

Total number of directors			15

Indicate any directors who have left during the fiscal year to which this report relates, regardless of the reason (whether for resignation, removal or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
N/A	N/A	N/A	N/A	N/A	N/A

214	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors

Name or corporate name of director	Position held in the company	Profile
Ms Ana Botín-Sanz de Sautuola y O’Shea	Group executive chairman	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr José Antonio Álvarez Álvarez	CEO	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Rodrigo Echenique Gordillo	Vice chairman	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Total number of executive directors	3

% of the Board	20%

Proprietary non-executive directors

	Name or corporate
	name of significant
	shareholder represented
Name or corporate	or having proposed his
name of director	or her appointment	Profile
N/A	N/A	N/A

Total number of proprietary non-executive directors		0

% of the Board		0%

Independent non-executive directors

Name or corporate
name of director	Profile
Mr Bruce Carnegie-Brown	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Ms Homaira Akbari	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Álvaro Cardoso de Souza	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Ms Sol Daurella Comadrán	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Carlos Fernández González	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Ms Esther Giménez- Salinas i Colomer	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Ramiro Mato García-Ansorena	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Ms Belén Romana García	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Juan Miguel Villar Mir	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Total number of independent directors	9

% of the Board	60%

Identify any independent director who receives from the company or its group any amount or perk other than his or her director remuneration or who maintain or have maintained during the fiscal year covered in this report a business relationship with the company or any group company, either in his or her own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained such a business relationship.

In such a case, a reasoned statement from the Board on why the relevant director(s) is able to carry on their duties as independent director (s) shall be included.

Name or corporate name of director	Description of the relationship	Reasoned statement
Sol Daurella Comadrán Juan Miguel Villar Mir	Financing Financing	When assessing the annual verification of independent directors the appointments committee has verified whether there are significant business relationships between Santander Group and the companies in which these directors are or have previously been significant shareholders or directors, with regard to the financing granted by the Santander Group to these companies. In all cases, the committee concluded that the existing relations did not have the condition of significant among other reasons, as the business relationships: (i) do not generate a situation of economic dependence in the relevant companies in view of the substitutability of this financing for other sources of funding, either bank-based financing or other, (ii) are aligned with the market share of Santander Group within the relevant market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. NYSE, Nasdaq and Canada’s Bank Act.

215

Other non-executive directors

Identify all other non-executive directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons for not qualifying under other category	Entity, executive or shareholder with whom it maintains a relationship	Profile
Mr Guillermo de la Dehesa Romero	He has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Ignacio Benjumea Cabeza de Vaca	As the required period has not lapsed since he ceased his professional relationship with the Bank (other tan that as a director of the Bank and of Santander Spain).	Banco Santander, S.A.	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Mr Javier Botín-Sanz de Sautuola y O’Shea	He has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Total number of other non-executive directors	3

% of the Board	20%

List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
Mr Javier Botín-Sanz de Sautuola y O’Shea	13/02/ 2018	Proprietary director	Other external director

C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2018	FY 2017	FY 2016	FY 2015	FY 2018	FY 2017	FY 2016	FY 2015
Executive	1	1	1	1	33.33%	33.33%	25.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	4	4	5	4	44.44%	50.00%	62.5%	50.00%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Total:	5	5	6	5	33.33%	35.71%	40.00%	33.33%

C.1.11 Identify those directors (or individuals representing the director in the case of directors who are body corporates) who hold a directorship of other non-group companies that are listed on official securities markets (or who are the individuals representing a body corporate holding such a directorship), if communicated to the company:

Name or corporate name of director	Name of the listed company	Position
Ms Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director

Mr Bruce Carnegie-Brown	Moneysupermarket.com Group plc.	Chairman

Mr Rodrigo Echenique Gordillo	Industria de Diseño Textil, S.A. (Inditex)	Director

Mr Guillermo de la Dehesa Romero	Amadeus IT Group, S.A.	Vice Chairman

Ms Homaira Akbari	Veolia Environnment, S.A. Landstar System, Inc. Gemalto N.V.	Director Director Director

Ms Sol Daurella Comadrán	Coca-Cola European Partners plc.	Chairman

Mr Carlos Fernández González	Inmobiliaria Colonial, S.A. AmRest Holdings SE	Director Director

Ms Belén Romana García	Aviva plc.	Director

216	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

C.1.12 Indicate and, if applicable explain, if the company has established rules on the maximum number of directorships its directors may hold and, if so, where they are regulated:

Yes  ☑    No  ☐

This maximum is established, as provided for in article 30 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.

C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	28,910
Amount of accumulated pension rights of current directors (EUR thousand)	76,337
Amount of accumulated pension rights of former directors (EUR thousand)	70,169

C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the fiscal year:

Name or corporate name	Position (s)
Mr Rami Aboukhair Hurtado	Country head - Santander Spain

Mr Enrique Álvarez Labiano	Group head of Chairman’s Office and Strategy. Global head of Insurance, Network Banking and Responsible Banking

Ms Lindsey Tyler Argalas	Head of Santander Digital

Mr Juan Manuel Cendoya Méndez de Vigo	Group head of Communications, Corporate Marketing and Research

Mr José Fransisco Doncel Razola	Group head of Accounting and Financial Control

Mr Keiran Paul Foad	Group Chief Risk Officer

Mr José Antonio García Cantera	Group Chief Financial Officer

Mr Juan Guitard Marín	Group Chief Audit Executive

Mr José María Linares Perou	Global head of Corporate & Investment Banking

Ms Mónica López-Monís Gallego	Group Chief Compliance Officer

Mr Javier Maldonado Trinchant	Group head of Costs

Name or corporate name	Position (s)
Mr Dirk Marzluf	Group head of Technology and Operations

Mr Vĺctor Matarranz Sanz de Madrid	Global head of Wealth Management

Mr José Luis de Mora Gil-Gallardo	Group head of Financial Planning and Corporate Development

Mr José Marĺa Nus Badĺa	Risk adviser to Group executive chairman

Mr Jaime Pérez Renovales	Group head of General Secretariat and Human Resources

Ms Magda Salarich Fernández de Valderrama	Head of Santander Consumer Finance

Ms Jennifer Scardino	Head of Global communications. Group deputy head of Communications, Corporate Marketing and Research

Total remuneration accrued by the senior management (EUR thousand)	62,478

C.1.15 Indicate whether any changes have been made to the board Rules and regulations during the fiscal year:

Yes  ☑    No  ☐

C.1.21 Indicate whether there are any specific requirements, other than those applying to directors generally, to be appointed chairman.

Yes  ☐    No  ☑

C.1.23 Indicate whether the bylaws or the board Rules and regulations set a limited term of office (or other requirements which are stricter than those provided for in the law) for independent directors different than the one provided for in the law.

Yes  ☐    No  ☑

C.1.25 Indicate the number of board meetings held during the fiscal year and how many times the board has met without the chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	12
Number of board meetings held without the chairman’s attendance	0

Indicate the number of meetings held by the lead independent director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	3

217

Indicate the number of meetings of the various board committees held during the fiscal year.

Number of meetings of the audit committee	13
Number of meetings of the responsible banking, sustainability and culture committee	2
Number of meetings of the innovation and technology committee	3
Number of meetings of the appointments committee	13
Number of meetings of the remuneration committee	11
Number of meetings of the risk supervision, regulation and compliance committee	13
Number of meetings of the executive committee	45

C.1.26 Indicate the number of board meetings held during the fiscal year and data about the attendance of the directors.

Number of meetings with at least 80% of directors being present	12
% of votes cast by members present over total votes in the fiscal year	98.27%
Number of board meetings with all directors being present (or represented having given specific instructions)	10
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the fiscal year	100%

C.1.27 Indicate whether the company´s consolidated and individual financial statements are certified before they are submitted to the board for their formulation.

Yes  ☑    No  ☐

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their formulation by the board:

Name	Position
Mr José Francisco Doncel Razola	Group chief accounting officer

C.1.29 Is the secretary of the board also a director?

Yes  ☐    No  ☑

If the secretary of the board is not a director fill in the following table:

Name or corporate name of the secretary	Representative
Mr Jaime Pérez Renovales	N/A

C.1.31 Indicate whether the company has changed its external audit firm during the fiscal year. If so, identify the incoming audit firm and the outgoing audit firm:

Yes  ☐    No  ☑

C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.

Yes  ☑    No  ☐

		Group
	Company	companies	Total
Amount of non-audit work (EUR thousand)	585	3,665	4,250
Amount of non-audit work as a % of amount of audit work	0.6%	3.6%	4.2%

C.1.33 Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the chairman of the audit committee to the shareholders in the general shareholders meeting to explain the content and scope of those reservations or qualifications.

Yes  ☐    No  ☑

C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual	Consolidated
	financial	financial
	statements	statements
Number of consecutive years	3	3

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	8.11%	8.33%

C.1.35 Indicate and if applicable explain whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes  ☑    No  ☐

Procedures

Our Rules and regulations of the board stipulate that members of the board and committees are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring the confidentiality of the information.

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C.1.39 Identify, individually in the case of directors, and in the aggregate in all other cases, and provide detailed information on, agreements between the company and its directors, executives and employees that provide indemnification, guarantee or golder parachute clause in the event of resignation, unfair dismissal or termination as a result of a takeover bid or other type of transaction.

Number of beneficiaries	17

Type of beneficiary	Description of the agreement:
Employees

The Bank has no commitments to provide severance pay to directors. A number of employees have a right to compensation equivalent to one to two years of their basic salary in the event of their contracts being terminated by the Bank in the first two years of their contract in the event of dismissal on grounds other than their own will, retirement, disability or serious dereliction of duties.

In addition, for the purposes of legal compensation, in the event of redundancy a number of employees are entitled to recognition of length of service including services provided prior to being contracted by the Bank; this would entitle them to higher compensation than they would be due based on their actual length of service with the Bank itself.

Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting

Body authorising clauses	✓

		YES	NO
Is the general shareholders’ meeting informed of such clauses?		✓

C.2 Board committees

C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee

Name	Position	Type
Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez	Member	Executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Bruce Carnegie-Brown	Member	Independent non- executive director
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Mr Rodrigo Echenique Gordillo	Member	Executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non- executive director
Ms Belén Romana García	Member	Indenpendent non- executive director

% of executive directors	37.50%
% of proprietary directors	0%
% of independent directors	37.50%
% of other non-executive directors	25%

Audit committee

Name	Position	Type
Ms Belén Romana García	Chairman	Independent non- executive director
Ms Homaira Akbari	Member	Independent non- executive director
Mr Carlos Fernández González	Member	Independent non- executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non- executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	100%
% of other non-executive directors	0%

Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chairman.

Name of directors with accounting or audit experience	Ms Belén Romana García Ms Homaira Akbari Mr Carlos Fernández González Mr Ramiro Mato García-Ansorena
Date of appointment of the committee Chairman for that position	26 April 2016

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Appointments committee

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non-executive director
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Sol Daurella Comadrán	Member	Independent non-executive director
Mr Carlos Fernández González	Member	Independent non-executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	75.00%
% of other external directors	25.00%

Remuneration committee

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non- executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Sol Daurella Comadrán	Member	Independent non-executive director
Mr Carlos Fernández González	Member	Independent non-executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	60.00%
% of other external directors	40.00%

Risk supervision, regulation and compliance committee

Name	Position	Type
Mr Álvaro Cardoso de Souza	Chairman	Independent non- executive director
Mr Bruce Carnegie-Brown	Member	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Ms Esther Giménez-Salinas i Colomer	Member	Independent non-executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director
Ms Belén Romana García	Member	Independent non-executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	83.33%
% of other external directors	16.67%

Responsible banking, sustainability and culture committee

Name	Position	Type
Mr Ramiro Mato García-Ansorena	Chairman	Independent non-executive director
Ms Ana Botín-Sanz de Sautuola y O’Shea	Member	Executive director
Ms Homaira Akbari	Member	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Álvaro Cardoso de Souza	Member	Independent non-executive director
Ms Sol Daurella Comadrán	Member	Independent non-executive director
Ms Esther Giménez- Salinas i Colomer	Member	Independent non-executive director
Ms Belén Romana García	Member	Independent non-executive director

% of executive directors	12.50%
% of proprietary directors	0%
% of independent directors	75%
% of other external directors	12.50%

Innovation and technology committee

Name	Position	Type
Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Bruce Carnegie-Brown	Member	Independent non-executive director
Ms Homaira Akbari	Member	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Belén Romana García	Member	Independent non-executive director

% of executive directors	28.57%
% of proprietary directors	0%
% of independent directors	42.86%
% of other external directors	28.57%

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C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2018		FY 2017		FY 2016		FY 2015
	Number	%	Number	%	Number	%	Number	%
Audit committee	2	50%	2	50.0%	2	50.0%	1	25.0%
Responsible banking, sustainability and culture committee	5	62.5%	—	—	—	—	—	—
Innovation and technology committee	3	42.85%	4	44.4%	3	33.33%	2	25.0%
Appointments committee	1	25%	1	20.0%	1	20.0%	1	20.0%
Remuneration committee	1	20%	1	20.0%	2	40.0%	2	33.33%
Risk supervision, regulation and compliance committee	2	33.3%	2	33.3%	2	28.57%	1	14.29%
Executive committee	2	25%	1	14.29%	2	25.0%	2	25.0%

D. RELATED-PARTY AND INTRAGROUP TRANSACTIONS

D.2 List any significant transactions, by virtue of their amount or relevance, between the company or its group of companies and the company’s significant shareholders:

Not applicable.

D.3 List any significant transactions, by virtue of their amount or relevance, between the company or its group of companies and the company’s directors or executives:

Not applicable.

D.4 List any significant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

Corporate name of the group company	Brief description of the transaction	Amount (EUR thousand)
Banco Santander (Brasil) S.A.	This chart shows the transactions and the results obtained by the Bank (Banco Santander, S.A.) at 31 December 2018 with Group entities resident in countries or territories that were considered tax havens Pursuant to Spanish legislation,at such date	49,652

(Cayman Islands Branch)	These results, and the balances indicated below, were eliminated in the consolidation process. See note 53 to the 2018 Consolidated financial statements for more information on off-shore entities.
	The amount shown on the right corresponds to positive results relating to contracting of derivatives (includes branches in New York and London of Banco Santander, S.A.)
	The referred derivatives had a net positive market value of EUR 96 million in the Company and covered the following transactions:
	• 104 Non Delivery Forwards.
	• 150 Swaps.
	• 134 Cross Currency Swaps.
	• 5 Options.
	• 62 Forex.

	The amount shown on the right corresponds to negative results relating to deposits with the New York branch of Banco Santander, S.A. (liability). These deposits had a principal of EUR 1,484 million at 31 December 2018.	32,155

	The amount shown on the right corresponds to positive results relating to deposits with the London branch of Banco Santander, S.A. (asset). These deposits had a principal of EUR 119 million at 31 December 2018.	6,605

	The amount shown on the right corresponds to positive results relating to fixed income securities – subordinated instruments (asset). This relates to the iinvestment in November 2018 in two subordinated instruments (Tier I Subordinated Perpetual Notes and Tier II Subordinated Notes due 2028) with an amortised cost of EUR 2,205 million as at 31 December 2018.	21,432

	The amount shown on the right corresponds to positive results relating to interests and commissions concerning correspondent accounts (includes Hong Kong branch of Banco Santander, S.A.) (liability). This relates to correspondent accounts with a credit balance of EUR 21 million at 31 December 2018.	4

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D.5 List any significant transactions, by virtue of their amount or relevance, between the company or its group and other related parties, not reported in the previous sections.

Not applicable.

D.7 Is more than one group company listed in Spain?

Yes  ☐    No  ☑

G. DEGREE OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with the recommendations of the good governance code for listed companies.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behaviour. General explanations are not acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Complies  ☑  Explain  ☐

2. When a parent company and a subsidiary are both listed, the two provide detailed disclosure on:

a) The activity they engage in and any business dealings between them, as well as between the subsidiary and other group companies.

b) The mechanisms in place to resolve possible conflicts of interest.

Complies  ☐  Partially complies  ☐  Explain  ☐ Not applicable  ☑

3. During the AGM the chairman of the board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a) Changes taking place since the previous annual general meeting.

b) The specific reasons for the company not following a given Good Governance Code recommendation, and any alternative procedures followed in its stead.

Complies  ☑  Partially complies  ☐  Explain  ☐

4. The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisers that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies  ☑  Partially complies  ☐  Explain  ☐

5. The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

And that whenever the board of directors approves an issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable mercantile law.

Complies  ☐  Partially complies  ☑  Explain  ☐

Our 2018 AGM, authorised our board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit applies to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET 1 ratio falls below a pre-established threshold).

The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation.

6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the AGM, even if their distribution is not obligatory:

a) Report on auditor independence.

b) Reviews of the operation of the audit committee and the appointments and remuneration committee.

c) Audit committee report on third-party transactions.

d) Report on corporate social responsibility policy.

Complies  ☑  Partially complies  ☐  Explain  ☐

7. The company should broadcast its general meetings live on the corporate website.

Complies  ☑  Explain  ☐

8. The audit committee should strive to ensure that the board of directors can present the Company’s accounts to the general meeting without limitations or qualifications in the auditor’s

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report. In the exceptional case that qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

Complies  ☑  Partially complies  ☐  Explain  ☐

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Complies  ☑  Partially complies  ☐  Explain  ☐

10. When a shareholder so entitled exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the standard attendance card or proxy appointment or remote voting form, duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the board of directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d) After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Complies  ☑  Partially complies  ☐  Explain  ☐ Not applicable  ☐

11. In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Complies  ☐  Partially complies  ☐  Explain   ☐ Not applicable  ☑

12. The board of directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies  ☑  Partially complies  ☐  Explain  ☐

13. The board of directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

Complies  ☑  Explain  ☐

14. The board of directors should approve a director selection policy that:

a) Is concrete and verifiable.

b) Ensures that appointment or re-election proposals are based on a prior analysis of the board’s needs.

c) Favors a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the appointments committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women directors before the year 2020.

The appointments committee should carry an annual verification on compliance with the director selection policy and set out its findings in the annual corporate governance report.

Complies  ☑  Partially complies  ☐  Explain  ☐

15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies  ☑  Partially complies  ☐  Explain  ☐

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b) In companies with a plurality of shareholders represented on the board but not otherwise related.

Complies  ☑  Explain  ☐

223

17. Independent directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent directors should occupy, at least, a third of board places.

Complies  ☑  Explain  ☐

18. Companies should disclose the following director particulars on their websites and keep them regularly updated:

a) Background and professional experience.

b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d) Dates of their first appointment as a board member and subsequent re-elections.

e) Shares held in the company, and any options on the same.

Complies  ☑  Partially complies  ☐  Explain  ☐

19. Following verification by the appointments committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of the latter should be reduced accordingly.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the appointments committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies  ☑  Explain  ☐

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the offences stated in company legislation, the board of directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The board should give a reasoned account of all such determinations in the annual corporate governance report.

Complies  ☑  Partially complies  ☐  Explain  ☐

23. Directors should express their clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

24. Directors who leave before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the annual corporate governance report.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

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25. The appointments committee should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively.

The board rules and regulations should lay down the maximum number of company boards on which directors can serve.

Complies  ☑  Partially complies  ☐  Explain  ☐

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

Complies  ☑  Partially complies  ☐  Explain  ☐

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

Complies  ☑  Partially complies  ☐  Explain  ☐

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes book if the person expressing them so requests.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies  ☑  Partially complies  ☐  Explain  ☐

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Complies  ☑  Explain  ☐ Not applicable  ☐

31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or obtain the information they consider appropriate.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

Complies  ☑  Partially complies  ☐  Explain  ☐

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies  ☑  Partially complies  ☐  Explain  ☐

33. The chairman, as the person responsible for the efficient functioning of the board of directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, of the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

Complies  ☑  Partially complies  ☐  Explain  ☐

34. When a lead independent director has been appointed, the bylaws or the Rules and regulations of the board of directors should grant him or her the following powers over and above those conferred by law: to chair the board of directors in the absence of the chairman or vice chairman; to give voice to the concerns of non-executive directors; to maintain contact with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and to coordinate the chairman’s succession plan.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies  ☑  Explain  ☐

36. The board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a) The quality and efficiency of the board’s operation.

b) The performance and membership of its committees.

c) The diversity of board membership and competencies.

d) The performance of the chairman of the board of directors and the company’s chief executive.

e) The performance and contribution of individual directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send to the board of directors, while that of the board itself should start from the report of the appointments committee.

225

Every three years, the board of directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the appointments committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

Complies  ☑  Partially complies  ☐  Explain   ☐

37. When an executive committee exists, its membership mix by director class should resemble that of the board. The secretary of the board should also act as secretary to the executive committee.

Complies  ☑  Partially complies  ☑  Explain   ☐ Not applicable  ☐

The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee.

38. The board should be kept fully informed of the matters discussed and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of committee seats should be held by independent directors.

Complies  ☑  Partially complies  ☐  Explain   ☐

40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the audit committee.

Complies  ☑  Partially complies  ☐  Explain   ☐

41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

42. The audit committee should have the following functions over and above those legally assigned:

1. With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information of the company and, where appropriate, the Group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, reelection and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2. With regard to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b) Ensure that the remuneration of the external auditor, does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material fact, accompanied by a statement of any disagreements arising with the outgoing auditor and if applicablen, the contents thereof.

d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provisions of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies  ☑  Partially complies  ☐  Explain   ☐

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43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another manager.

Complies  ☑  Partially complies  ☐  Explain   ☐

44. The audit committee should be informed of any structural changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies  ☑  Partially complies  ☐  Explain   ☐ Not applicable  ☐

45. The risk control and management policy should identify at least:

a) The different types of risk, financial and non-financial (including operational, technological, legal, social, environmental, political and reputational risks), the company is exposed to, with the inclusion under financial or economic, risks of contingent liabilities and other off- balance-sheet risks.

b) The setting of the risk level that the company deems acceptable.

c) Measures in place to mitigate the impact of risk events should they occur.

d) The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Complies  ☑  Partially complies  ☐  Explain   ☐

46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other specialised board committee. This internal department or unit should be expressly charged with the following responsibilities:

a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b) Participate actively in the preparation of risk strategies and in key decisions about their management.

c) Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the board of directors.

Complies  ☑  Partially complies  ☐  Explain   ☐

47. Members of the appointments and remuneration committee - or of the appointments committee and remuneration committee, if separately constituted - should be chosen procuring they have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.

Complies  ☑  Partially complies  ☐  Explain   ☐

48. Large cap companies should have formed separate appointments and remuneration committees.

Complies  ☑  Explain  ☐  Not applicable   ☐

49. The appointments committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any director may approach the appointments committee to propose candidates that it might consider suitable.

Complies  ☑  Partially complies  ☐  Explain   ☐

50. The remuneration committee should operate independently and have the following functions in addition to those assigned by law:

a) Propose to the board the standard conditions for senior officer contracts.

b) Monitor compliance with the remuneration policy set by the company.

c) Periodically review the remuneration policy for directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other directors and senior officers in the company.

d) Ensure that conflicts of interest do not undermine the independence of any external advice the committee engages.

e) Verify the information on director and senior officers’ pay contained in corporate documents, including the annual directors’ remuneration statement.

Complies  ☑  Partially complies  ☐  Explain   ☐

51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies  ☑  Partially complies  ☐  Explain   ☐

52. The rules regarding composition and functioning of supervision and control committees should be set out in the regulations of the board of directors and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a) Committees should be formed exclusively by non-executive directors, with a majority of independents.

b) They should be chaired by independent directors.

227

c) The board should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d) They may engage external advice, when they feel it necessary for the discharge of their functions.

e) Meeting proceedings should be minuted and a copy made available to all board members.

Complies  ☑  Partially complies  ☐ Explain  ☐   Not applicable  ☐

53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the audit committee, the appointments committee, the corporate social responsibility committee, where one exists, or a special committee established ad hoc by the board under its powers of self-organisation, with at the least the following functions:

a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b) Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c) Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of other stakeholders.

d) Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e) Monitor corporate social responsibility strategy and practices and assess compliance in this respect.

f) Monitor and evaluate the company’s interaction with its stakeholders.

g) Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h) Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies  ☑ Partially complies  ☐ Explain  ☐

54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a) The goals of its corporate social responsibility policy and the support instruments to be deployed.

b) The corporate strategy with regard to sustainability, the environment and social issues.

c) Concrete practices in matters relating to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conduct.

d) The methods or systems for monitoring the results of the practices referred to above and identifying and managing related risks.

e) The mechanisms for supervising non-financial risk, ethics and business conduct.

f) Channels for stakeholder communication, participation and dialogue.

g) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies  ☑  Partially complies  ☐  Explain  ☐

55. The company should report on corporate social responsibility developments in its management’s report or in a separate document, using an internationally accepted methodology.

Complies  ☑  Partially complies  ☐  Explain  ☐

56. Director remuneration should be sufficient to attract and retain directors with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

Complies  ☑  Explain  ☐

57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans, retirement accounts or any other retirement plan should be confined to executive directors.

228	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Complies  ☑  Partially complies  ☐  Explain  ☐

58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b) Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c) Be focused on achieving a balance between the achivement of short, medium and long-term targets, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one off, occasional or extraordinary events.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

59. A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

60. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration, and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Complies  ☑  Partially complies  ☐ Explain  ☐  Not applicable  ☐

List whether any directors voted against or abstained from voting on the approval of this Report.

Yes  ☐    No  ☑

I declare that the information included in this statistical annex are the same and are consistent with the descriptions and information included in the annual corporate governance report published by the company.

229

9.3 Cross-reference table for comply or explain of corporate governance recommendations

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2.
2	Not applicable	See ‘Group companies’ in section 4.8.
3	Comply	See section 3.1.
4	Comply	See section 3.1.
5	Partially comply	Our 2018 AGM, authorised our board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit applies to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET 1 ratio falls below a pre-established threshold). The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation. See section 2.2.
6	Comply	See sections 4.4, 4.5, 4.6, 4.8 and ‘Responsible Banking’ chapter.
7	Comply	See section 3.5.
8	Comply	See section 4.4.
9	Comply	See ‘Participation of shareholders at the GSM’ in section 3.2.
10	Comply	See section 3.2.
11	Not applicable	See section 3.5.
12	Comply	See section 4.3.
13	Comply	See ‘Size’ in section 4.2.
14	Comply	See ‘Election, refreshment and succession of directors’ and ‘Diversity’ in section 4.2.
15	Comply	See ‘Composition by type of director’; ‘Independent non-executive directors’ and ‘Election, refreshment and succession of directors’ in section 4.2.
16	Comply	See ‘Composition by type of director’ in section 4.2.
17	Comply	See ‘Composition by type of director’; ‘Independent non-executive directors’ and ‘Election, refreshment and succession of directors’ in section 4.2.
18	Comply	See ‘Corporate website’ in section 3.2 and section 4.1.
19	Comply	See ‘Composition by type of director’ and ‘Tenure, committee membership and equity ownership’ in section 4.2.
20	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
21	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
22	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
23	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
24	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
25	Comply	See ‘Board and committees attendance’ in section 4.3 and in section 4.5.
26	Comply	See ‘Proceedings of the board’ and ‘Board and committees attendance’ in section 4.3.
27	Comply	See ‘Proceedings of the board’ and ‘Board and committees attendance’ in section 4.3.
28	Comply	See ‘Proceedings of the board’ in section 4.3.
29	Comply	See ‘Proceedings of the board’ in section 4.3.
30	Comply	See ‘Training of directors and induction programme for new directors’ in section 4.3.
31	Comply	See ‘Rules and regulations of the board’ and ‘Board and committees attendance’ in section 4.3.
32	Comply	See section 3.1.
33	Comply	See ‘Proceedings of the board’, ‘Training of director and induction program for new directors’ and ‘Self-assessment of the board’ in section 4.3.
34	Comply	See ‘Lead independent director’ in section 4.3.
35	Comply	See ‘Secretary of the board’ in section 4.3.
36	Comply	See ‘Self-assessment of the board’ in section 4.3.
37	Partially comply	The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee. See ‘Executive committee’ in section 4.3.
38	Comply	See ‘Executive committee’ in section 4.3.
39	Comply	See ‘Composition’ and ‘Duties and activities in 2018’ in section 4.4.
40	Comply	See ‘Duties and activities in 2018’ in section 4.4.
41	Comply	See ‘Duties and activities in 2018’ in section 4.4.
42	Comply	See ‘Duties and activities in 2018’ in section 4.4.
43	Comply	See ‘How the committee works’ in section 4.4.

230	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

Recommendation	Comply / Explain	Information
44	Comply	See ‘Duties and activities in 2018’ in section 4.4.
45	Comply	See ‘Duties and activities in 2018’ in section 4.4 and ‘Duties and activities in 2018’ in section 4.7.
46	Comply	See ‘Duties and activities in 2018’ in section 4.4 and ‘Duties and activities in 2018’ in section 4.7.
47	Comply	See ‘Composition’ in section 4.5 and ‘Composition’ in section 4.6.
48	Comply	See ‘Board committees structure’ in section 4.3.
49	Comply	See ‘Duties and activities in 2018’ in section 4.5.
50	Comply	See ‘Duties and activities in 2018’ in section 4.6.
51	Comply	See ‘Duties and activities in 2018’ in section 4.6.
52	Comply	See ‘Rules and regulations of the board’ in section 4.3 and sections 4.4, and 4.7.
53	Comply	See ‘Responsible banking, sustainability and culture committee’ in section 4.3 and ‘Duties and activities in 2018’ in section 4.7.
54	Comply	See ‘Responsible banking, sustainability and culture committee’ in section 4.3.
55	Comply	See chapter ‘Responsible banking’.
56	Comply	See sections 6.2 and 6.3.
57	Comply	See sections 6.2 and 6.3.
58	Comply	See section 6.3.
59	Comply	See section 6.3.
60	Comply	See section 6.3.
61	Comply	See section 6.3.
62	Comply	See section 6.3.
63	Comply	See section 6.3.
64	Comply	See sections 6.1 and 6.3.

9.4 Reconciliation to the CNMV’s remuneration report model

Section in CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No	• See section 6.4. • See sections 4.6 and 6.5. • See ‘Summary of link between risk, performance and reward’ in section 6.3.
A.2	No	See peer group in ‘Remuneration of executive directors’ in section 6.4.
A.3	No	See section 6.4.
A.4	No	See section 6.3.
B. Overall summuary of application of the remuneration policy over the last fiscal year
B.1	No	See sections 6.1 and 6.3.
B.2	No	See ‘Summary of link between risk, performance and reward’ in section 6.3.
B.3	No	See sections 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2.
B.6	No	See ‘Gross annual salary’ in section 6.3.
B.7	No	See ‘Variable remuneration’ in section 6.3.
B.8	No	Not applicable.
B.9	No	See ‘Main features of the benefit plans’ in section 6.3.
B.10	No	Not applicable.
B.11	No	See ‘Terms and conditions of executive directors´ contracts’ in section 6.4.
B.12	No	No remuneration for this component.
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See ‘Insurance and other remuneration and benefits in kind’ in section 6.4.
B.15	No	See ‘Remuneration of board members as representatives of the Bank’ in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5.
C.1 a) i)	Yes	See section 9.5.

231

C.1 a) ii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 b) i)	Yes	See section 9.5.
C.1 b) ii)	No	Not awarded.
C.1 b) iii)	No	Not awarded.
C.1 b) iv)	No	Not awarded.
C.1 c)	Yes	See section 9.5.
D. Other information of interest
D	No	See section 4.6.

9.5 Statistical information on remuneration required by CNMV

B . OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED

B.4 Report on the result of consultative vote at General Shareholders´ Meeting on annual report on remuneration from previous year, indicating the number of votes against, as the case may be.

	Number	% of total
Votes cast	10,406,887,327	99.91%

	Number	% of votes cast
Votes against	389,585,931	3.74%
Votes in favour	9,834,835,228	94.42%
Abstentions	182,466,168	1.75%

C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Name	Type	Period of accrual in year 2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive	From 01/01/2018 to 31/12/2018
Mr José Antonio Álvarez Álvarez	Executive	From 01/01/2018 to 31/12/2018
Mr Bruce Carnegie-Brown	Independent	From 01/01/2018 to 31/12/2018
Mr Rodrigo Echenique Gordillo	Executive	From 01/01/2018 to 31/12/2018
Mr Guillermo de la Dehesa Romero	Other external	From 01/01/2018 to 31/12/2018
Ms Homaira Akbari	Independent	From 01/01/2018 to 31/12/2018
Mr Ignacio Benjumea Cabeza de Vaca	Other external	From 01/01/2018 to 31/12/2018
Mr Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2018 to 31/12/2018
Ms Sol Daurella Comadrán	Independent	From 01/01/2018 to 31/12/2018
Mr Carlos Fernández González	Independent	From 01/01/2018 to 31/12/2018
Ms Esther Giménez-Salinas i Colomer	Independent	From 01/01/2018 to 31/12/2018
Ms Belén Romana García	Independent	From 01/01/2018 to 31/12/2018
Mr Juan Miguel Villar Mir	Independent	From 01/01/2018 to 31/12/2018
Mr Ramiro Mato García Ansorena	Independent	From 01/01/2018 to 31/12/2018
Mr Álvaro Cardoso de Souza	Independent	From 23/03/2018 to 31/12/2018

232	2018 Annual Report

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Other corporate governance information

C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.

a) Remuneration from the reporting company:

i) Remuneration in cash (thousand euros)

Name	Fixed remune- ration	Per diem allowances	Remuneration for member- ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2018	Total year 2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	39	178	3,176	2,368	—	—	394	6,245	5,683
Mr José Antonio Álvarez Álvarez	90	34	170	2,541	1,582	—	—	532	4,949	4,971
Mr Bruce Carnegie-Brown	90	89	553	—	—	—	—	—	732	732
Mr Rodrigo Echenique Gordillo	90	33	170	1,800	1,256	—	—	—	3,394	3,139
Mr Guillermo de la Dehesa Romero	90	81	270	—	—	—	—	—	441	473
Ms Homaira Akbari	90	61	48	—	—	—	—	—	199	160
Mr Ignacio Benjumea Cabeza de Vaca	90	86	256	—	—	—	—	81	513	551
Mr Javier Botín-Sanz de Sautuola y O’Shea	90	31	0	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	90	67	58	—	—	—	—	—	215	207
Mr Carlos Fernández González	90	86	90	—	—	—	—	—	266	286
Ms Esther Giménez- Salinas i Colomer	90	58	48	—	—	—	—	—	196	163
Ms Belén Romana García	90	81	243	—	—	—	—	—	414	298
Mr Juan Miguel Villar Mir	90	18	0	—	—	—	—	—	108	171
Mr Ramiro Mato García Ansorena	90	77	283	—	—	—	—	—	450	36
Mr Álvaro Cardoso de Souza	67	31	50	—	—	—	—	—	148	—
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	3,149
Ms Isabel Tocino Biscarolasaga	—	—	—	—	—	—	—	—	—	418

233

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
Ms Ana Botín- Sanz de Sautuola y O’Shea	2nd cycle of the performance shares plan (2015)	187,080	187,080	—	—
	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	216,308	216,308	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	206,775	206,775	—	—
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	—	—	860,865	860,865

		Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
Mr José Antonio Álvarez Álvarez	2nd cycle of the performance shares plan (2015)	126,279	126,279	—	—
	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	145,998	145,998	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	138,283	138,283	—	—
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	—	—	575,268	575,268

		Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
Mr Rodrigo Echenique Gordillo	2nd cycle of the performance shares plan (2015)	93,540	93,540	—	—
	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	108,134	108,134	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	107,766	107,766	—	—
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	—	—	456,840	456,840

234	2018 Annual Report

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Other corporate governance information

Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
122,855	122,855	4,298	528	64,225	—	—
—	—		—	—	216,308	216,308
—	—		—	—	206,775	206,775
550,952	550,952	4,298	2,368	—	309,913	309,913

Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
82,927	82,927	4,298	357	43,352	—	—
—	—		—	—	145,998	145,998
—	—		—	—	138,283	138,283
368,171	368,171	4,298	1,582	—	207,097	207,097

Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
61,428	61,428	4,298	264	32,112	—	—
—	—		—	—	108,134	108,134
—	—		—	—	107,766	107,766
292,376	292,376	4,298	1,257	—	164,464	164,464

235

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234
Mr José Antonio Álvarez Álvarez	1,050
Mr Rodrigo Echenique Gordillo	—

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Amount of accumulated funds (EUR thousand)
					2018		2017
Name	2018	2017	2018	2017	Systems with consolidated economic rights	Systems with unconsolidated economic rights	Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707	—	—	46,093	—	45,798	—
Mr José Antonio Álvarez Álvarez	1,050	2,456	—	—	16,630	—	16,151	—
Mr Rodrigo Echenique Gordillo	—	—	—	—	13,614	—	13,957	—

iv) Details of other items (EUR thousand)

Name	Item	Amount remune rated
Ms Ana Botín- Sanz de Sautuola y O’Shea	Life and accident insurance	237
	Fixed remuneration supplement insurance	31
	Other remuneration	368

Name	Component	Amount remune rated
Mr José Antonio Álvarez Álvarez	Life and accident insurance	397
	Fixed remuneration supplement insurance	76
	Other remuneration	590

Name	Component	Amount remune rated
Mr Rodrigo Echenique Gordillo	Life and accident insurance	121
	Other remuneration	104

236	2018 Annual Report

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Other corporate governance information

b) Remuneration of the company directors for seats on the boards of other group companies:

i) Remuneration in cash (EUR thousand)

Name	Fixed remu- neration	Per diem allowances	Remuner- ation for membership of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2018	Total year 2017
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	42

ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares or financial instruments

Not applicable

iii) Long term saving systems

Not applicable

iv) Detail of other items (EUR thousand)

Not applicable

237

c) Summary of remuneration (EUR thousand)

The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company						Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit on consolidated chares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018	Total 2017	Total cash remuneration	Gross profit on consolidated chares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018	Total 2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	6,245	2,896	1,234	636	11,011	10,582	—	—	—	—	—	—
Mr José Antonio Álvarez Álvarez	4,949	1,939	1,050	1,063	9,001	8,893	—	—	—	—	—	—
Mr Bruce Carnegie-Brown	732	—	—	—	732	731	—	—	—	—	—	—
Mr Rodrigo Echenique Gordillo	3,349	1,521	—	225	5,095	4,281	—	—	—	—	—	—
Mr Guillermo de la Dehesa Romero	441	—	—	—	441	473	—	—	—	—	—	—
Ms Homaira Akbari	199	—	—	—	199	159	—	—	—	—	—	—
Mr Ignacio Benjumea Cabeza de Vaca	513	—	—	—	513	550	—	—	—	—	—	—
Mr Javier Botín-Sanz de Sautuola y O’Shea	121	—	—	—	121	124	—	—	—	—	—	—
Ms Sol Daurella Comadrán	215	—	—	—	215	207	—	—	—	—	—	—
Mr Carlos Fernández González	266	—	—	—	266	285	—	—	—	—	—	—
Ms Esther Giménez- Salinas i Colomer	196	—	—	—	196	162	—	—	—	—	—	—
Ms Belén Romana García	414	—	—	—	414	297	—	—	—	—	—	—
Mr Juan Miguel Villar Mir	108	—	—	—	108	170	—	—	—	—	—	—
Mr Ramiro Mato García Ansorena	450	—	—	—	450	36	—	—	—	—	—	—
Mr Álvaro Cardoso de Souza	148	—	—	—	148	—	—	—	—	—	—	—
Mr Matías Rodríguez Inciarte	—	—	—	—	—	4,266	—	—	—	—	—	42
Ms Isabel Tocino Biscarolasaga	—	—	—	—	—	418	—	—	—	—	—	—

Total	18,346	6,356	2,284	1,924	28,910	31,634	—	—	—	—	—	42

This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 26 February 2019.

State if any directors have voted against or abstained from approving this report.

Sí  ☐  No  ☑

238	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

9.6 Other information of interest

Since 2010, Banco Santander has adhered to the Code of Good Tax Practice approved by the Large Companies Forum, a body which involves large Spanish companies and the Spanish tax authority, and it complies with the contents thereof. As in previous years, and in accordance with its commitments under the aforementioned code, and in application of its compliance programme and the Group’s general Code of Conduct, the head of the tax department has reported to the audit committee on the Group’s fiscal policies.

On 3 November 2015, at the plenary session of the abovementioned Large Companies Forum, the introduction of an appendix to the Code of Best Tax Practices was agreed to strengthen the cooperation between the Spanish tax agency and those companies that adhere to this instrument of good tax governance, through a series of actions promoting transparency and legal security in compliance with tax obligations.

In the UK the Group adheres to the Code of Practice on Taxation for Banks, since its approval in 2010 by the tax authority of said country.

The Bank complies with the ‘Guidelines for the release of privileged information to third parties’ published by the National Securities Market Commission on 9 March 2009, which expressly indicates that financial institutions and rating agencies are recipients of that information. It also follows the ‘Recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals’ published by the National Securities Market Commission on 22 December 2005.

Banco Santander has joined international sustainability initiatives such as, among others, the Principles of the United Nation’s Global Compact (since 2002), the Equator Principles (since 2009), the Principles for Responsible Investment (since 2008), the Banking Environment Initiative (BEI) (since 2010), the World Business Council for Sustainable Development (since 2015), UNEP Finance Initiative (since 2008) and the CDP, formerly the Carbon Disclosure Project (since 2002).

On 26 November 2018 Banco Santander, together with 27 other banks throughout the world, have published the draft of the Principles for Responsible Banking, under the UN Environment Finance Initiative (UNEP FI), to be open discuss before being formally approved by the General Assembly of United Nations in September 2019.

239

Item 2

Fair
Personal
Simple

2018
Consolidated directors' report and financial statements

santander.com

Santander

2018 Consolidated directors’ report and financial statements

Consolidated directors’ report

04. Santander vision

10.	Responsible banking

12	Our approach
22	Challenge 1: New business environment
48	Challenge 2: Inclusive and sustainable growth
70	Key metrics
78	Contribution to UN Sustainable Development Goals
80	Further information
81	Non-financial information Law content index
86	Global Reporting Initiative (GRI) content index
103	Independent verification report

106.	Corporate governance

108	Overview of corporate governance in 2018
112	Ownership structure
116	Shareholders. Engagement and shareholders meeting
124	Board of directors
169	Management team
172	Remuneration
196	Group structure and internal governance
198	Internal control over financial reporting (ICFR)
208	Other corporate governance information

240.	Economic and financial review

242	Economic, regulatory and competitive context
244	Group selected data
246	Group financial performance
284	Business areas performance
323	Research, development and innovation (R&D&I)
325	Significant events since year end
326	Trend information 2019
330	Alternative performance measures (APMs)

336.	Risk management

338	Risk management and control model
346	Risk map and risk profile
348	Credit risk
373	Trading market risk, structural risk and liquidity risk
390	Capital risk
393	Operational risk
400	Compliance and conduct risk
411	Model risk
413	Strategic risk

Unless otherwise specified, references in this annual report to other documents, including but not limited to other reports and websites, including our own, are for informational purposes only. The contents of such other documents and websites are not incorporated by reference in this annual report nor otherwise considered to be a part of it.

Unless the context requires otherwise, the ‘Bank’ means Banco Santander, S.A., and ‘Santander’, the ‘Group’ and ‘Santander Group’ mean Banco Santander, S.A. and subsidiaries.

Auditor’s report and consolidated financial statements

(consolidated annual accounts)

423.	Auditor’s report	435.	Consolidated financial statements	451.	Notes to the consolidated financial statements	659.	Appendix

414	Glossary General information

The introduction to our 2018 consolidated directors’ report on page 2 contains important information about this document. On page 414 you will find a Glossary with certain acronyms and defined terms used throughout this document. Our 2018 annual report is provided in Spanish and English versions. In case of discrepancy the Spanish version prevails.

2018 consolidated directors’ report

This report has been approved unanimously by our board of directors on 26 February 2019.

Our new approach to this document

The presentation of our consolidated directors’ report has been improved to provide in a single, streamlined document the contents of several documents that were previously published separately and will no longer be prepared but as sections of the consolidated directors’ report. In particular, in 2017, the contents now included in this report were spread in the following documents:

2017 documents now included in the consolidated directors’ report

•	Annual report

•	Consolidated directors’ report

•	Annual corporate governance report (CNMV format document)

•	Report of the board committees

•	Sustainability report

•	Annual report on our directors’ remuneration (CNMV format document)

The new format allows a clearer presentation of the information and, therefore, of understanding, avoids repetition and, at the same time, enhances the level of disclosure rather than reducing it.

The 2018 consolidated directors’ report includes all the information requirements to comply with Spanish Law 11/2018 on non-financial information and diversity under the chapters Santander vision and Responsible banking.

Level of auditors’ review

The contents of our 2018 consolidated directors’ report have been subject, as required by applicable legislation, to different levels of review by our independent statutory auditors, PricewaterhouseCoopers Auditores, S.L. These different levels of review can be summarised as follows:

•	PricewaterhouseCoopers Auditores, S.L. has verified that the information in this consolidated directors’ report is consistent with that of our consolidated financial statements and its contents comply with applicable regulations. For further information see ‘Other information: Consolidated management report section of the Auditor’s report, on page 432 in this report.
•	PricewaterhouseCoopers Auditores, S.L. has issued a verification report with a limited assurance scope on the non-financial and diversity information required by Spanish Law 11/2018 and included in this consolidated directors’ report. Such report is included as Independent verification report of the Responsible banking chapter.

•	PricewaterhouseCoopers Auditores, S.L. has issued an independent reasonable assurance report on the design and effectiveness of the Group´s internal control over financial reporting which is included in section 8.6 of the Corporate governance chapter.

2	2018 Annual Report

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Non-IFRS and alternative performance measures

In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures.

Section 8 of the Economic and financial review provides further information about those APMs and non-IFRS measures.

Forward-looking statements

Santander cautions that this annual report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as ‘expect’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘estimate’, ‘future’ and similar expressions. These forward-looking statements are found in various places throughout this annual report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

The following important factors, in addition to those discussed elsewhere in this consolidated financial statements, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries.

Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this annual report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this annual report should be construed as a profit forecast.

No offer

Neither this annual report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities.

3

Santander vision

Our purpose

To help people and businesses prosper.

Our aim as a bank

To be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our How:

Simple | Personal | Fair

In everything we do.

Building a responsible

Santander is a retail bank with a unique

1. Our scale provides potential for organic growth.

2. Unique personal banking relationships strengthen customer loyalty.

3. Our geographic and business diversification and our model of subsidiaries make us more resilient under adverse circumstances.

Our strengths have historically resulted in:

Higher earnings predictability

Our vision and our strengths are sound pillars to face potential challenges:

4	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

bank from our core strengths

business model underpinned by 3 strengths.

•	We maintain a leadership position in our core markets.

•	Collaboration across the Group results in significant cost savings and higher revenues.

Top bank in 6 out of our 10 core marketsA

A. Market share by lending.

B. Non-prime auto lending.

•	We serve 144 million customers in markets, with a total population of more than 1 billion people.

•	We have over 100,000 people talking to our customers every day in our more than 13,000 branches and contact centres.

•	We have a well-balanced distribution between mature and developing markets, and a good mix of products for individuals and companies.

•	Our model of subsidiaries, autonomous in liquidity and capital, allows the Group to mitigate the risk that the difficulties of one subsidiary affect the rest.

•	Subsidiaries are managed by local teams providing the best customers knowledge within their markets.

Balanced diversificationA

A.

Underlying attributable profit 2018, excluding Corporate Centre and Spain Real Estate Activity. For Further details, see more information in sections 3 and 4 of the Economic and financial review chapter.

Over the last 20 years, earnings have increased x4 with low volatility	Resilient profit generation throughout the cycle Group net operating incomeA (EUR billion) A. Net operating income = Total income-operating expenses

•	Our strong balance sheet and our model of subsidiaries make us less vulnerable to face a potentially adverse macro environment.

•	Our scale and best-in-class efficiency ratio mitigate potential impacts from increases in costs of doing business.

•	We are transforming our core banks while launching innovative ventures to address challenges emerging from the new digital era.

•	We have a clear focus on acting responsibly to meet higher expectations from our stakeholders.

1. Excluding Chinese banks and Sberbank.

5

We have successfully completed our 3 year plan

Strategic priorities	Key metrics	2015	2018

Be the best bank to work for and have a strong internal culture.	Number of core markets where the Bank is among the three leading banks to work for	3	7

Earn the lasting loyalty of our individual and business customers. Digital transformation and operational excellence.	Loyal customers (mn)	13.8	19.9

	Digital customers (mn)	16.6	32.0

	Fee income (%)A	—	~10

Capital strength, risk management and profitability.	Cost of credit (%)	1.25	1.12B
	Efficiency ratio (%)	48	47

	Growth in earnings per share (%)	—	11.2

	Dividend per share (EUR)	0.20	0.23C
	Fully loaded CET1 capital ratio (%)	10.05	11.30D
	RoTE (%)E	10.0	11.7

People supported in the local communities where the Group operates.	Scholarships (thousand)	35	155F

	People supported in our communities (mn)	1.2	6.3F

A. % change (constant euros). 2018 figure relates to 2015-2018 CAGR.

B. 2018 figure relates to 2015-2018 average.

C. Total dividend charged to 2018 earnings is subject to the 2019 AGM approval.

D. 2018 data applying IFRS 9 transitional arrangements.

E.  Underlying RoTE 2015: 11.0%. Underlying RoTE 2018 12.1%.

F.  It refers to cumulative activity in 2016-2018.

Note: 2015 metrics have been re-stated to reflect the capital increase of July 2017.

Our new strategic plan will be announced at next Santander Investor DayA

A . The information that will be made available in the Investor Day is not incorporated by reference in this annual report nor otherwise considered to be a part of it.

6	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Our strategy is built around a virtuous circle based on trust:

People		Employees who are engaged...

Team engagement	Strong S|P|F cultureA	• A key focus of our strategy is to embed a strong culture based on our values: Simple, Personal and Fair.
• How we do things is as important as What we do.
• Our employee engagement levels are above the industry average.

% of employees that consider Santander is Simple, Personal and Fair.

Customers		...generate more loyal customers...

Digital sales over total sales	Loyal customers Lower churn Attrition rate (%) -66%	• Increase in loyal customers, both individuals and businesses, has resulted in a significant growth in revenues, loans and customer funds.
• Loyal customers use more our digital channels as they hold more of our products and services and interact with us more often.

Shareholders		...leading to strong financial results...

Group customer revenues Net interest income + Net fees (constant EUR billion)	Earnings per share Double digit growth 11.2% (2018 vs. 2017) Cash dividend per share +31% Increase since 2015	• Our focus on customer loyalty is delivering results: customer revenues have increased 24% from 2015 to nearly EUR 46 billion.
• We have significantly strengthened our balance sheet in the last 4 years generating 304 basis points of capital (applying IFRS 9 transitional arragements).
• We have become even more resilient while growing our business and increasing dividends.

Communities		...and more investment in communities.

6.3 million people supported 2016-2018 155 thousand scholarships granted 2016-2018	3rd 1st bank bank in the world in Europe	• We 1,235 have agreements with academic institutions in 33 countries. 7,647 partnerships with social institutions and entities.
	Highest score among peers: 95.3 points out of 100	• We are the leading global bank financing renewable energy projects (#1 by number of transaccions, #2 by volume, according to Dealogic).
• We are delivering profits in a responsible way supporting inclusive and sustainable growth.

7

Our balanced geographic diversification has been key to deliver stable and predictable growth

A.	2018 underlying profit. Excluding Corporate Centre and Spain real estate activity. For further details, see more information in sections 3 and 4 of the Economic and financial review chapter.
B.

Loans. UK: lending comprises UK mortgages (excluding social housing), consumer credit and commercial lending (excluding financial institutions). Poland: including Santander Consumer Finance business (SCF); US: in the states where the Group operates. SCF: Top3 in our main markets in new lending of auto loans.

8	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Santander Consumer Finance

Profit contribution[A]	13%
Customers	19,427,871
Employees	14,865
Market share[B]	Top 3[C]

United Kingdom

Profit contribution[A]	13%
Customers	25,519,550
Employees	25,872
Market share[B]	10%

Poland

Profit contribution[A]	3%
Customers	4,525,138
Employees	12,515
Market share[B]	12%

Portugal

Profit contribution[A]	5%
Customers	4,912,459
Employees	6,705
Market share[B]	18%

Spain

Profit contribution[A]	17%
Customers	17,290,847
Employees	32,313
Market share[B]	18%

- Main countries
- Santander Consumer Finance
- Other countries

9

Responsible banking

Consolidated non-financial information statement

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Our approach

12	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Our approach

Helping people and businesses prosper - our performance

People

EUR 11,865 million Personnel costsA	96% of employees with permanent contracts		10.4 years Average length of employment
Customers

EUR 882,921 million Loans outstanding (net)	EUR 487,695 million to households EUR 301,975 million to companies	EUR 22,659 million to public administrations EUR 70,592 million to othersB	>273,000 Microbusinesses supported
Shareholders

3,724 EUR million Total shareholder remunerationC	EUR 64,508 million Stock market value at year-end 2018, largest bank in the euro zone		EUR 0.23 Dividend per share, 4.5%C vs 2017
Communities

EUR 179 million Community investment	EUR 121 million Investment in universities		EUR 58 million Investment in programmes and projects to support communities
Suppliers

EUR 3,619 million Payments to suppliersD	10,628 Approved suppliers through our global procurement model		95% Local group’s suppliers
Tax contribution

EUR 16,658 million Taxes paid and collected by Santander	EUR 3,458 million Corporate income tax		EUR 3,598 million Other own taxes paid, including social contributions

A.	From Group consolidated financial statements.
B.	Including financial business activities and customer prepayments.
C.	Subject to the approval of the total dividend against the 2018 results by 2019 Annual General Meeting.
D.	Data refers exclusively to purchases negociated by Aquánima.

13

What our stakeholders tell us

Analysing, assessing and responding to the opinions and concerns of all our stakeholders is a fundamental part of our effort to operate as a responsible bank and make all we do Simple, Personal and Fair (SPF).

Engagement with all stakeholders hepls to build value	Earning and keeping people’s loyalty is the key to creating lasting value. To do this, we must understand the concerns of all our stakeholders. By listening to their opinions, and measuring their perceptions of the Group, we not only identify issues, we also spot opportunities.	In 2018 we conducted a survey to identify what our employees, customers and society think a responsible bank should do. These findings helped us as we analysed what the leading environmental, social and governance analysts are telling us.

Key dialogue channels for stakeholders

People

88%
of participation in the global engagement survey

83%
of employees believe that their colleagues behave more simple

86%
of employees feel proud to work for Santander

3,879
complaints received through ethical channels

Customers

1 million
surveys to measure and monitor customer satisfaction

+40,000
interviews to banked population about the perception of Santander as Simple, Personal and Fair

13,217
branches

316,094
complaints received

Communities

6,000
interviews to university students about the perception of Santander as Simple, Personal and Fair

1,235
agreements with universities and academic institutions

7,647
partnerships with social institutions and entities

253
profiles and **16 millions** followers in social networks

Shareholders

10,000
interviews to shareholders about the perception of Santander as Simple, Personal and Fair

391,926
Shareholder and investor consultations trough studies and qualitative surveys

252
meetings with shareholders

14	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Our approach

Identifying the issues that matter	Santander also regularly analyses the most relevant social, environmental and ethical behaviour issues through its materiality assessment. This systematic study is conducted across the whole Group’s value chain on an annual basis, and consists of a far-reaching quantitative and qualitative analysis that uses information from both internal and external sources.	The materiality matrix shows the concerns Santander has identified as most important for its stakeholders in the analysis.

Relevant aspects for the Group matrix

15

Challenges and opportunities

Like every business, Santander operates in a world that is changing fast, creating new challenges and opportunities. Using the results of the materiality assessment, we have identified two core challenges – the challenge of the new business environment, and the challenge of inclusive and sustainable growth.

Challenge 1:

New business environment.

Adapting to an evolving world

The transformation that is happening in the world economy is unprecedented. The opening of new markets, the availability of global capital and advances in information technology and communications are changing the competitive environment of companies across the world. This new competitive framework, in a time of constant change, requires companies to assume greater responsibilities to innovate and work in new ways.

Santander, like all businesses, needs a motivated, skilled workforce able to deliver what customers want, harnessing the power of new technology. Meanwhile, we face new regulations and laws. These trends create the challenge of new business environment in which we operate. Our task is to exceed our stakeholders expectations, to do the basics brilliantly, every day. Key to this is having a strong culture – a business in which all we do is Simple, Personal and Fair.	For more detailed information on our strategy to tackle this challenge and turn it into an opportunity, please see section “Challenge 1: New business environment” of this chapter.

16	2018 Annual Report

Responsible	Corporate	Economic	Risk
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Our approach

Challenge 2:

Inclusive & sustainable growth.

Helping society achieve its goals

Growth should meet the needs of today’s generation, without hampering future generations’ ability to meet their own needs: a balance should always be struck between economic growth, social welfare and environmental protection. Financial institutions can deliver this by managing their own operations responsibly, and lending responsibly to help society achieve its goals.

We can play a major role in helping ensure growth is both inclusive and sustainable. Inclusive: by meeting all our customers’ needs, helping entrepreneurs start companies and create jobs, strengthening local economies, improving financial empowerment, and supporting people get the education and training they need. Sustainable: by financing renewable energy, supporting smart infrastructure and technology to tackle climate change (such as agrotech and green tech). We do this while taking into account the social and environmental risks and opportunities in our operations, and actively contributing to a more balanced and inclusive economic and social system.	For more detailed information on our strategy to tackle this challenge and turn it into an opportunity, please see section “Challenge 2: Inclusive & sustainable growth” of this chapter.

17

Principles and governance

All our activity is guided by policies, principles and frameworks to ensure we behave responsibly in everything we do. We have redesigned and strengthened our responsible banking governance, both to ensure we are compliant and to help us manage initiatives which tackle the two challenges we have identified.

Policies that support our responsible banking strategy

General code of conduct	Corporate culture policyA	General sustainability policy	Human rights policy	Climate change and environmental management policy	Sector policies
Brings together the ethical principles and rules of conduct governing the actions of all of the Group’s staff and is the central element of the Group’s compliance programme.	Establishes the guidelines and required standards to be followed ensuring a consistent culture is embedded throughout the Group.	Defines our general sustainability principles, and our voluntary commitments with our main stakeholders, lasting value.	Sets out how we protect human rights in all operations, and reflects the UN Guiding Principles on Business and Human Rights.	Sets out Santander’s policy to protect the environment and mitigate the impact of climate change.	Lays down the criteria governing the Group´s financial activity with the defence, energy, mining & metals and soft commodities (products such as palm oil, soy and timber) sectors.

Consumer protection policyB	Code of conduct in security markets	Cybersecurity policy	Suppliers certification policyC	Tax policy	Conflicts of interest policy	Financing of political parties policy	Policy on contributions for social purposes	Corporate volunteering policy

A.	Includes employee’s diversity principles.
B.	Includes financial consumer acting principles.
C.	Includes principles of responsible behaviour for suppliers.

Changes to policies in 2018

•	Update of the general sustainability policy, to reflect the current governing bodies and to improve the clarity around prohibitions and restrictions in financing certain customers and / or activities, as set out in its sectoral policies (energy, defence, mining & metals and soft commodities).

•	Update of climate change and environmental management policy to reflect the current governing bodies.

•	Update of the human rights policy to reflect the current governing bodies and to include: a reference to The Global Standard Conduct for Business to protect the Rights of LGBTI individuals as a relevant international declaration supported by Santander.

•	Update of the suppliers certification policy to include new principles of responsible behaviour for suppliers.

•	Approval of global policy on induction, knowledge and development.

•	Approval of cybersecurity policy, taking into account new risks and legislation in this field.

•	Approval of contribution for social purposes policy.

Risk culture

Our risk management and compliance model is key to ensure we operate and behave in a way that reflects our values and corporate culture, and delivers our responsible banking strategy.

For more information, please see ‘Risk culture’ section in this chapter.

18	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Our approach

Strategic overview and coordination

Responsible banking, sustainability & culture committee (RBSCC)

Assisting the board of directors in fulfilling its oversight responsibilities with respect to the responsible banking strategy, sustainability and culture issues of the Group: corporate culture, ethics and conduct, the digital transformation, inclusive and sustainable growth.

Culture steering	Inclusive & sustainable banking steering
This group ensures we have the right culture, skills, governance, digital and business practices to meet stakeholders’ expectations.	To meet the challenge of inclusive and sustainable growth, this group supports small businesses to create new jobs, improving financial empowerment, supporting finance the low carbon economy and fostering sustainable consumption.

To drive progress on the responsible banking agenda, a new unit under the Executive Chaiman´s Office team has been established.

Santander has appointed a Senior Advisor on Responsible Business Practices, who reports directly to the executive chairman and works with the Responsible Banking Unit.

Santander subsidiaries

Guiding principles have been developed for subsidiaries (and global business units) to ensure governance and implementation of its responsible banking agenda is embedded across the Group as a whole.

Likewise, each subsidiary has appointed a senior responsible for the function.

Group strategy metrics & targets

Key initiatives proposed and agreed by the RBSCC in 2018:

•	The new governance model for responsible banking.

•	Approval of the guiding principles of governance and supervision in matters of responsible banking, sustainability and culture for the Group’s subsidiaries.

•	Established lines of accountability and agreed metrics.

•	Update of the criteria for financing activities related to coal, both those related to its extraction (mining) and its use as an energy source (energy).
•	Update of the financing policy to sensitive sectors, to incorporate new criteria and guidelines regarding the gambling sector, and the defense.

•	Main priorities in 2019:

•	Financial and social inclusion.

•	Responsible and sustainable products offered.

•	Social and environmental risk and opportunities.

•	Group´s corporate culture.

For more information,

please see section

4.3 ‘Activity report’ in

Corporate governance

chapter.

19

2018 highlights

We have built on our success by helping more people and businesses prosper, while bringing a new focus to our efforts to be a more responsible bank.

We have received

global recognitions for

our efforts…

•	Santander was ranked third in the world and first in Europe among banks in the Dow Jones Sustainability Index.

•	Fortune Magazine named Santander in its 2018 Change the World list – recognising the Group among companies who “do well by doing good”.

•	Santander received Top Employers Europe 2018 certification, and ranked in the top 3 of the best financial institutions to work in Latin America, according to Great Place to Work.

•	Prospera microfinance program, was chosen as an example of good practice by the Brazilian Network of the Global Compact to reach the SDGs in 2030.

•	Santander X, our global community of university entrepreneurship, was chosen as an example of good practice by the Spanish Network of the Global Compact to reach the SDGs in 2030.

…we strived to address the

challenge of the new business

environment…

•	The board approved a new policy to ensure a consistent culture is embedded throughout the Group.

•	New employee value proposition created, positioning Santander as an employer of choice both internally and externally. 86% of employees feel proud to work for Santander.

•	More than 56,000 SPF surveys were sent to customers, shareholders, investors and university students to know their perception of Santander as Simple, Personal and Fair.

•	New corporate diversity & inclusion principles were agreed, to consolidate our cultural transformation.

•	Awareness and understanding of cybersecurity was increased through comprehensive communication and education activities and launch of a new, cybersecurity policy taking into account new risk and legislation.

•	New suppliers certification policy was approved, which includes principles of responsible behaviour for suppliers.

•	New internal governance website was created, including a single global portal for all corporate frameworks, ensuring strong governance and consistency across the Group.

20	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Our approach

…while ensuring that

we promote inclusive and

sustainable growth…

•	Santander joined United Nations Environment Programme Finance Initiative (UNEP FI) to develop the principles for responsible banking to align the sector with the SDGs and the Paris Climate Agreement.

•	CEOs of different international companies and UN Special Advocate launched a Private Sector Partnership for Financial Inclusion, with Santander representing the banking sector.

•	Santander Asset Management launched a new range of sustainable funds, which combine financial criteria with non-financial ones.

•	Santander Corporate & Investment Banking (SCIB) consolidated its leading position in renewable energy transactions. 6,689 MW of renewable energy financed, equivalent to the consumption of 5,7 million households.

•	4th Universia International Rectors’ Meeting was held in Salamanca. The meeting brought together 600 rectors from 26 countries, representing 10 million university students around the world, in a discussion entitled ‘University, Society and Future’ on the challenges facing higher education.

...and building

an even more

responsible bank

•	New board committee on responsible banking, sustainability and culture was formed to drive and co-ordinate our responsible banking approach across the Group.

Main SDGs

where Santander’s business activities and community investments have the most impact.

21

Challenge 1:
New business environment

To meet the challenge of the new business environment, we're focusing on...

22	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Strong corporate culture
The Santander Way defines our purpose, our aim and how we do business, by being Simple, Personal and Fair in everything we do.

Talented and motivated team
The more prepared and motivated our workforce is, the stronger their commitment to helping people and businesses prosper will be. Our workforce is diverse in terms of expertise and gender.

Responsible business practices
We develop our products and services responsibly, and aspire to deliver excellent customer service. Customer protection data is one of our main priorities.

Risk culture
As a bank, managing risks is an essential part of our daily business. We have a robust risk management model and risk culture to ensure we operate in a prudent and responsible way.

Shareholder value
We have clear and robust governance. Risks and opportunities are prudently managed; and long-term strategy is designed to safeguard the interests of our shareholders and society at large.

Responsible procurement
Our procurement processes are based on ethical, social and environmental criteria to ensure we operate in a sustainable way throughout our operations.

23

Strong corporate culture

The Santander Way is our strong global culture, fully aligned to our corporate strategy. It includes our purpose, our aim, and how we do business. It is the bedrock of our bank, a responsible bank.

The Santander Way Simple | Personal | Fair	Simple, Personal and Fair is how we do business and behave as part of our corporate culture. It embodies how all Santander’s professionals think and operate, and represents what our customers expect of us as a bank. It defines how we go about our business and take decisions, and the way we interact with customers, shareholders and the community.	The entire team at Santander strives each day to make sure that all they do is Simple, Personal and Fair – as this is the way to earn customers’ lasting loyalty – while doing all they can to fulfil our purpose, to help people and businesses prosper.

	Simple	Personal	Fair
“Just as important as what we do is how we do it ” Ana Botín	We offer an accessible service for our customers, with simple, easy-to-understand products. We use plain language and improve our processes every day.	We treat our customers in an individual and personal way, offering them the products and services that best suit their needs. We want each and every one of our employees and customers to feel unique and valued.	We treat our employees and customers fairly and equally, are transparent and keep our promises. We establish good relations with our stakeholders because we understand that what is good for them is also good for Santander.

Our corporate culture includes eight corporate behaviours

…and a strong risk culture where everyone is personally responsible for managing their risks in their day to day work

24	2018 Annual Report

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banking	governance	and financial review	management
New business environment

The Santander Way: governance		To ensure The Santander Way is understood and embedded, we need to develop, promote and monitor the consistency and implementation of our global culture across all the markets where Santander operates.

We have a culture steering governing body which meets monthly, incorporating senior members from across the Group to promote, approve, support and evaluate the implementation and progress of global and local culture initiatives in line with the board approved corporate culture policy.

Code of conduct

For more information on employee ethical channels, please see ‘Risk management’ chapter.	For more information on supplier ethical standards, please see ‘Risk management’ chapter.

The General Code of Conduct defines the standards and principles which establish the basis for all actions to be applied by the Group employees in their day-to-day activities and is the central pillar of the Group’s compliance programme. It also covers equal opportunities and non-discrimination, respect for people, work-life balance, occupational risk prevention, environmental protection and collective rights. Santander promotes the opportunities for its employees to raise concerns and operates ethical channels, managed by the compliance and conduct function, ensuring confidentiality, an that there is no retaliation against whistle- blowers. We also ensure that our suppliers abide by our ethical standards.
Corporate culture policy

We have a corporate culture policy that establishes the guidelines to be followed ensuring a consistent culture is formed and embedded throughout the Group.

This policy has been developed in partnership with country culture teams and key stakeholders. It is structured on three levels:

Common elements: these are the backbone of our culture. They have been formed through a bottom-up process and apply to the entire Group. Mandatory global initiatives: these must be implemented across the Group, but are adapted and managed at local level. Local initiatives: these are developed by local units whilst respecting the corporate culture policy and other corporate frameworks.

Risk culture ‘risk pro’
Further information can be found on ‘Risk culture’ section of this chapter.		We have a strong risk culture known as risk pro, which defines the way in which we understand and manage risks on a day- to-day basis. It is based on the fact that all professionals are responsible for the risks they manage.

25

Examples of cultural iniciatives to show how we are doing Simple, Personal and Fair

1. People	2. Customers	3. Shareholders	4. Communities

The Santander Way	Simplified processes	Transparent communications	Future talent support via
of working			Santander Universities
	Customer experience	Robust internal governance	programme

Diversity & inclusion	Operational excellence	Risk culture	Corporate volunteering

Behaviours & leadership	Cyber and data protection

Employee value proposition

Six key focus areas in 2018

Objectives
Listening strategy	•	Promoting an environment of openness and speaking up, improving survey execution and analytics to better understand feedback and act on it.

Leadership	•	Common leadership commitments for all people managers.

Diversity & Inclusion	•	Group Diversity & Inclusion principles providing global guidance and minimum standards.

Behaviours	•	Embedding corporate behaviours in the employee lifecycle and in our everyday activities.

Global collaboration	•	Increasing global collaboration, sharing best practices and simplifying processes.

Communities	•	To continue to help communities to prosper by fostering and supporting inclusive and social programmes.

26	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Across the Group, we are embedding Simple, Personal and Fair1

By building a loyal and committed workforce, we deliver sustainable growth and fulfil our purpose

27

A talented and motivated team

To win in the new business environment, and to earn and keep customers’ loyalty, we need a workforce that is both talented and motivated. And if we are to meet the needs of today’s society, our team needs to reflect society.

Talent Management

Successful businesses need skilled and motivated teams: a responsible business attracts the best talent and earns its loyalty. Talent management and retention is therefore one of our key human resources strategies. Each year, we implement various initiatives and programmes aimed at helping our employees grow personally and professionally, thereby enhancing their ability to serve our customers in a Simple, Personal and Fair way.

Main group data	2018
Total employees (thousand)	203
% employees with a permanent contract	96.0
% employees working full time	94.6
Employees joining/leaving (turnover)	15.4
% of workforce promoted	8.6
Average length of service (years)	10.3
% coverage of collective agreements	70.6

For additional

information

see ‘Key metrics’

section of this chapter.

Programmes to identify the best talent

•	Talent valuation committees. A structured process to identify our future pontential talent.

•	Succession planning for leaders. Succession planning for the key positions in the Group to ensure the sustainability and management control.

•

Action Learning Programme Santander (ALPS). A learning programme aimed at managerial talents. ALPS develops leadership and business problem resolution skills within a collaborative environments. Management takes part as sponsors.

•	Digital Cellar. New methods of recruitment to understand and attract digital talent, offering spaces to execute projects (challenges that Santander faces and wants to solve).
•

Young Leaders. Launched in 2018, this professional development programme, has involved 280 young employees from 22 countries. Participants were chosen by their peers, and are engaged directly with our top executives, giving them the chance to develop the Group’s strategy by bringing in new ideas and perspective.

Development and mobility programmes

•

Global Job Posting. Offers all employees the chance to apply for vacant positions in other countries, companies or divisions. Since its launch in 2014, over 4,000 positions have been published globally.

•

Santander World. Our employees can work for several months on a project in another country, promoting the exchange of best practices and broadening their global vision. Since its launch, 1,907 people in 28 different countries have taken part.

28	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Santander, a great company to work for

The talent, commitment and motivation of our 202,000 employees is the basis of our success.

In 2018 Santander received Top Employers Europe 2018 certification which acknowledges the working conditions companies create for their employees. The Group received certification for Santander Spain, Poland (Bank Zachodni WBK), the UK and its Santander Consumer Finance units in Austria, Belgium, Germany, Italy, the Netherlands and Poland.

Likewise, in 2018 Great Place to Work recognised Santander as one of the best financial institutions to work in Latin America. Santander ranked 20th in the Best Multinationals Ranking and ranked in the top 3 of the best financial institutions, thanks to the performance of our operations in Argentina, Brazil, Chile and Mexico.

This 2018 Great Place to Work certification marks a further step forward towards our objective of becoming one of the best companies to work for. It reflects the huge efforts we have been making across all countries to become a more attractive organisation that is capable of attracting and retaining the finest talent, in turn allowing us to help people and businesses prosper while making us a more responsible bank.

Leadership commitments

We know that Leadership is fundamental to the pace of our culture change. Having great leaders helps us to change faster and make the change with more stable and lasting foundations.

In 2018, more than 300 colleagues in 28 countries or units across Santander Group have contributed to identified and define our new leaderships commitments.

In the last few years, Santander has undergone various restucturings that affected jobs and employment. Wherever this has happened, we have followed a series of steps, namely:

•	Participation is facilitated and negotiations take place with the employees’ legal representatives. We engage closely with employees’ legal representations.
•	The legal regulatory minimums for redundancy payments are exceeded. We help individuals relocate and find new work.

•	Social plans that have been presented include aid for relocation and actions to give themaximum support for the employability of those affected.

29

Knowledge and development

Continuous learning is key to help our employees adapt to a fast-paced, continuously changing work environment. In 2018 a global policy on induction, knowledge and development was developed and approved.

This provides criteria for the design, review, implementation and supervision of training to:

•	Support the business transformation.

•	Encourage global talent management, facilitating innovation, knowledge transfer and sharing and identifying key employees in the various knowledge areas.
•	And supports the company’s cultural transformation under the governance standards set for the Group.

Main group data	2018
Millions invested in training	98.7
Investment per employee (euros)	486.8
% employees trained	100.0
Hours of training per employee	33.8
% of e-learning hours	48.1
Employee satisfaction (over 10)	8.0

The ‘Never Stop Learning’ strategy

Global Knowledge campus:	Leading by Example programme:	Santander Business Insights:

a training space to share knowledge and best practices.	a training programme that helps leaders identify the role that they should play to implement the SPF culture.	a series of conferences that combine internal and external visions to sensitise employees to the importance of certain behaviours in their daily work.

Leaders Academy Experience

This is a new training plan to make it easier for leaders to transform the Group, to equip them with the tools and training they need to accelerate change, and to set an example for their teams and the organisation.

This consists of a four stage learning journey, one sesion held per quarter, focusing on people and an inclusive worforce, new ways of working and business models in the digital age, the “new normal” and how to be great leaders.

In 2018 three conferences, 12 virtual sessions and four workshops were held.

For additional information, see ‘Key metrics’ section of this chapter.

30	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Evaluation and remuneration

We have a comprehensive remuneration system, based on principles approved in 2018 (see Corporate governance chapter of this annual report). It combines a fixed salary (which reflects the individual’s role and level of responsibility) with short- and long-term variable remuneration. This rewards employees for their performance on the basis of merit. It reflects what has been achieved (group targets and individual or team targets) and how these results are obtained (reflecting behaviour and conduct such as leadership, commitment, development and risk management). In addition, the Group also offers pension plans and other benefits such as banking products and services, life insurance and medical insurance.

Fixed remuneration is determined by reference to the local markets. Remuneration levels are set according to local practices and strictly follow the collective agreements applicable in each geography and community. Variable remuneration is a form of reward for achieving the Group’s quantitative and qualitative strategic targets.

Furthermore, to meet European regulations on remuneration, we have identified 1,384 people who take decisions that may involve some risk for the Group and applies to them a deferral policy for their variable renuneration with includes deferral of between three and five years, payment in shares (50% of variable remuneration) and potential reduction (malus) or recovery (clawback).

Main initiatives developed in 2018:

•	Review, together with the compliance function, of the local systems of variable remuneration of sales force (linked to the quality of service and behavior with customers).

•	Reinforcement of the elements of risks linked to variable remuneration.

•	Adoption of the necessary methodology for a consistent analysis of the gender wage gap, including gender wage equity for the performance of the same function.

For additional information regarding remuneration data see ‘Key metrics’ section of this chapter.

For aditional information regarding board remuneration see section 6 of the Corporate governance chapter.

MyContribution

Our employee evaluation model is designed to reinforce the key role that the corporate culture has in driving the Group’s transformation. The model and has an impact on employees´ variable remuneration.

In 2018, this model was applied to all the Group’s executives, and it has been extended to other employees in different geographies and in the corporate centre. In addition, for a group of managers (8,000 people from all geographies in which Santander operates), the corporate bonus schemes takes into account the achievement of strategic targets related to customer satisfaction and loyalty, risk management, the capital base and the risk-adjusted return. Remuneration therefore reflects what an individual has achieved as well as how he or she has behaved.

31

Diversity & Inclusion

If we are to understand modern society, we need a diverse and inclusive workforce that reflects society. Managing this talent diversity in an inclusive way, reflecting our values, will enable us to attract, develop and retain the best professionals and to achieve better results in a sustainable manner.

We have defined our general principles on Diversity & Inclusion (D&I), with the aim of serving as an ‘umbrella’ for all local initiatives as well as setting minimum standards for countries in their action plans, which will further improve diversity and inclusion in Santander. These general principles have been incorporated into our corporate culture policy as a key enabler to consolidate the cultural transformation.

To ensure appropriate management and promote diversity and inclusion at Group level we have created two working groups:

•	A Global D&I Executive Working Group with business influencers and decision makers from different geographies and functions to develop

2018
% of women employed	54.5
% of women in management positions	20.5
Average age of the workforce	38.8
% Employees with a disabilityA	1.7

A.	US and Mexico not included.

and give direction to Group diversity and inclusion strategy.

•	A Global Network of D&I experts with representatives from the countries (operational team to share practices and be the transmission chain at a local level).

Additionally, in order to foster an inclusive leadership and to help to raise awareness, we have launched a global D&I online training based on learning experiences where participants will get to explore how to shift mindset and develop new skills.

85%

of employees believe Santander treats employees fairly regardless of their age, family, marital status, gender identity, expression, disability, race, colour, religion or sexual orientation. +4 vs 2017.A

A.	2018 Global engagement survey

In 2018 the following diversity and inclusion plans were approved to be implemented across the Group

Gender

•	Talent selection: improve or at least mantain male/female ratio in divisions in selections for leadership positions.

•	Talent identification: increase the percentage of women in the pipeline for succession planning in order to meet 2025 commitments.

•	Eliminate gender pay inequality for those holding positions at the same level and department.

•	Scorecard reflecting diverse representation for leaders.

•	Support women growth by cross function mentoring and development programs.
•	Actions to support maternity and parents.

Culture+ identity

•	Cultural Diversity Mapping.

•	Continue to reinforce Flexiworking by facilitating flexibility measures that promotes a better work-life balance.

•	Affinity Groups. Minorities represented in different employees’ networks.

Disability

•	Mapping and monitoring in all geographies. Include topic at the agenda of local boards.

•	New programs to promote the hiring of people with different disabilities.

Enablement

•	Making sure employees are aware of D&I Training & Awareness programmes.

Further information regarding diversity in the Group available in ‘Key metrics’ section of this chapter.

32	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Gender equality

Equal opportunities between men and women is a priority throughout the Group. We are promoting multiple initiatives in order to achieve effective equality between men and women at all levels.

The equal pay gap compares women and men who have the same job, level and function. In Santander this is very small. The gender pay gap (GPG) takes into account aggregate data of remuneration of men and women. Here, we still have a lot to do in terms of increasing representation of women at senior management levels (where remuneration is higher and gender diversity is still low). Changing this is a priority for the Group. This is why we have established specific diversity objectives for our top-level executives.

At the board level, 33% of members are women (December 2018). In February 2019, the board agreed to increase our current objective of women representation of 30% (which we have had since 2015) to equal presence (between 40% and 60%) in 2021.

In order to address the gender pay gap, we have established a methodology based on best practices, establishing common guidelines for both the Group and local units on how to address the pay gap. Likewise, local action plans have been promoted with periodic monitoring and control plans.

The bank also needs to have more diverse talent in STEM skills (Science, Technology, Engineering and Mathematics) - and to do so without harming gender diversity.

Our commitments

Gender diversity

2025 g 30%1

Cultural diversity

(Different educational background, experience in different sector, international experience, race)

2025 g 70%

1. In top executive positions.

Gender pay gap

31%

Gender pay gap measures the difference in pay, regardless of the work´s nature, in an organisation, a business, an entire industry or the economy in general.

GPG is calculated as the difference of the median of the compensation paid to male and female employees expressed as a percentage of the median of the male compensation. For this calculation, compensation includes base salary and variable remuneration, excluding benefits/in kind remuneration or local allowances.

Reported figures are from a study conducted in 2018 (on the basis of 90% of the workforce), based on full-year 2017 compensation data updated to include 2018 compensation projections.

Equal pay gap

3%

Calculation of equal pay gap compares employees of the same job, level and function. This allows to compare like for like jobs.

Factors included in the Group’s local policies which may impact compensation gap between male and female such as tenure in position, years of service, previous experience or background have not been considered to mitigate the reported figures.

33

Employee experience

Keeping our workforce motivated is key to ensuring their commitment and success in helping people and businesses to prosper. At Santander we do it by implementing measures that encourage listening, work-life balance and a healthy and personally fulfilling environment.

1

Speaking up / active listening

If we are to build a responsible bank, everyone should feel able to speak up, not just to suggest how to improve doing things, but to alert management when things go wrong, or when there is suspected malpractice.

Listening g Speak up g Take action

Global engagement survey

Tracking our employees’ satisfaction via the engagement survey is fundamental for our Group, as it enables us to continue to progress towards being the best bank to work for.

2018 results show that our team is proud of working for Santander and committed to continue making a bank that is more Simple, Personal and Fair. The results also show a significant improvement in the perception that the Group promotes a culture that fosters diversity and which focusses on results. Important areas of improvement include the need to continue improving our processes to make them simpler and more transparent, giving the resources required to ensure the job is done as efficiently as possible.

88%	82%
of participation +4 vs 2017	of employees committed +5 vs 2017
84%	88%
of employees are satisfied with Santander as a place to work. +9 vs 2017	of employees believe Santander acts responsibly in the way it does business +1 vs 2017

Ethics channels

In 2018 we have implemented several initiatives to encourage people to speak up and we have created new ways to protect confidentiality and whistleblowers’ anonymity. We have worked on a project to develop a single ethical channel, through which employees will be able to report breaches both of the Code of Conduct and our Simple, Personal and Fair corporate culture. This channel will be managed by an independent third party, in order to ensure confidentiality and the anonymity of the complaint.

For further

information see

section 7 of Risk

management chapter.

34	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

2

New ways of working

We promote the transition towards a more flexible way of working that enhances the work-life balance of our employees.

Our corporate flexiworking policy, applicable to the entire Group, includes a set of measures to which each person can benefit based on their personal needs and their professional situation. These measures refer to:

•

How we organise the working day (flexibility and time): schedules of entry / exit, alternative configurations to the day, regulation of vacations, guides and recommendations for the rational use of mail and meetings.

•	Where we work from (flexibility in space): working remotely, teleworking.

In addition, through an agreement signed with the representation of workers, Santander has committed to promoting a rational management of working time and its flexible application, as well as the use of technologies that allow a better organisation of the work of our professionals and that includes the right to digital disconnection.

Likewise, we are also redesigning our offices to obtain a new work space that better encourages collaboration.

82%	84%
of employees indicate that their direct manager helps them reach a reasonable balance between personal and professional life.A	employees indicate that their direct manager facilitates flexibility in the work team.A

A. 2018 Global engagement survey results.

3

Culture of recognition

The StarMeUp initiative is a global recognition network that allows employees to appraise employees who lead by example by championing SPF behaviours.

In 2018, one and a half million StarMeUp stars have already been given by Santander’s professionals to other colleagues. This is proof of how the culture of recognition is being consolidated in the Group.

This year, we have reached more than 132,000 active users of StarMeUp in the Group, 11% more than the goal set during the first months of 2018, and we have already given 689,000 stars to our colleagues.

StarMeUp 1.5 million stars given by employees

35

4

Volunteering

Volunteering builds a strong team spirit and a sense of purpose – while also helping the communities in which we operate. Thanks to our corporate volunteering policy, employees are entitled to spend a certain number of working hours each month or year volunteering.

In 2018 our legal services, in line with the strategy and culture of the Group, have launched Santander Legal Pro Bono. This challenge requires our lawyers to provide voluntary and unpaid work, using all their knowledge and professional skills to support non-profit social, cultural or educational organisations that cannot afford legal services, and whose aim is helping persons in a situation of social vulnerability.

Likewise, in headquarters, throughout December, we developed ‘ideas marathons’ (related to communication and marketing, technology and systems, human resources), at which our team helped various NGOs to improve their identity and brand image, their presence on social networks and branding, as well as their organisation and analysis of data. We also helped organisations develop their support for communities – for example, so that one charity which cares for young people can help train them for the labour market.

Pro Bono activities are part of the Group’s corporate social responsibility and, in particular, in the objective of creating value for the community in the long-term.

In countries such as Brazil, Spain, the United States, Poland, Portugal, or the United Kingdom, our employees have also devoted working hours to promoting financial education and teaching people to manage their finances in an effective and organised way.

Likewise, employees also participate in numerous initiatives to improve the quality of life of people.

Our Group Executive Chairman Ana Botín, participating in a chariry toy collection organised in collaboration with the Spanish Red Cross in Boadilla del Monte, Madrid.

+40,000	+130,000
employees participating	hours devoted
in community activities

Banco Santander, host of the European Pro-Bono Summit 2018

The Group City hosted the European Pro-Bono and Skills-Based Volunteering Summit, the leading international congress in this field. The gathering was attended by over 130 people from around 20 countries across five continents, addressed by more than 35 international speakers on how to leverage employee talent and generate a positive social impact.

36	2018 Annual Report

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banking	governance	and financial review	management
New business environment

5

Health and occupational risk prevention

Santander has an occupational risk prevention plan available to all the employees on the corporate intranet.

We are aware that one of the important aspects of motivation, commitment and real equality for our employees is the balance between personal and work life.

Santander continues to promote a healthy and work-life balance, through policies and services to address the personal and family needs of our employees. Our General Code of Conduct highlights the importance of promoting a working environment that is compatible with personal and family life.

In addition, within the New Ways of Working initiative, Santander has designed the new work spaces and their equipment, both from the ergonomic perspective and from the safety aspect.

BeHealthy

In Santander, the health of our people is the health of our company. This is why we have a commitment to be one of the healthiest companies in the world, and offer employees health and wellness benefits, and raise awareness on this topic, through our BeHealthy programme.

In 2018 we partnered with The Leadership Academy of Barcelona to launch a digital space where employees around the world can access training on the four pillars of BeHealthy: Know your numbers, Move, Eat well, and BeBalanced. In this space employees can access the flagship training programme called Sustaining Executive Performance where they can find the keys to achieving improved performance, both personally and at work, by through encouraging healthy habits.

Also, in 2018 we signed a global agreement with an innovative company called Gympass that offers colleagues the chance to benefit from over 40,000 affiliated health and wellness centers across the globe for one membership, offering a wide range of activities from gyms, cross-fit, dancing, yoga, pilates, among others.

3.7%	10,367	0.5%	For additional data disclosure, see ‘Key metrics’ section of this chapter.
Absenteeism rateA	thousand hours missed due to non-working related illnesses & accidents	Work-related illness rateB

A. Hours missed due to occupational accident, non-work related illness or non-work related accident for every 100 hours worked.

B. Hours missed due to occupational accident involving leave for every 100 hours worked.

37

Responsible business practices

Being responsible means offering our customers products and services that are Simple, Personal and Fair. We need to do the basics brilliantly and, when things go wrong, we need to solve problems fast and learn from our mistakes.

Products and services commercialisation and consumer protection

Our Product Governance and Consumer Protection function, within our Compliance and Conduct area, designs the crucial elements for the appropriate management and control of marketing and consumer protection.

In this context the Group has a commercialisation committee, whose objective is to prevent the inappropriate distribution of products and services and to ensure the protection of customers by validating products and services. It also has a monitoring and consumer protection committee, which monitors the products and services we already have in the market and ensures that customers‘ needs are met and their rights are protected throughout the entire product life cycle.

Additionally, our corporate consumer protection policy sets out the specific criteria to identify, organise and execute the principles of consumer protection for our customers, and also sets out the specific criteria for the control and monitoring of compliance.

Financial education

Financial education is a key element in the relationship with our customers and is part of our principles of consumer protection. We are committed to promoting financial knowledge, educating on how to use banking services effectively and generating more confidence and security in their use.

In order to structure this activity and ensure homogeneous principles of conduct across all financial education initiatives, we continue working on the design and development of some best practice guidelines applicable to all these initiatives, in line with the criteria of supervisors and regulators.

For more detail on product governance and consumer protection see ‘Risk management’ chapter.	For more information on financial education see ‘Community investment’ section of this chapter.

Corporate consumer protection policy:

principles of financial consumer protection

Treat Customer fairly	Complaints handling	Consideration of special customers’ circumstances and prevention of over-indebtedness	Data protection	Customer-centric design of products and services

Responsible pricing	Financial education	Transparent communication	Responsible innovation	Safeguarding of assets

38	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

  Vulnerable customers

The Group has worked on standards and good practices when dealing with vulnerable customers and preventing over-indebtedness. This enables us to transmit to all business units, standards of action to promote the definition, identification, treatment and management of clients in special circumstances and apply solutions that suit their specific needs, to proceed in their best interests and always offer viable solutions.

These standards and good practices will be included in a corporate guide that will establish, among other, a common definition of vulnerable customer and prevention measures of over-indebtedness.

  We adapt quickly to market changes

After the financial reform carried out in Mexico, a specific complaints channel was created so that customers could raise their complaints about certain activity cases of the recovery agencies.

In response we evaluated the treatment of customers throughout the Group in order to identify possible improvements in this process and share good practices among all business units.

39

Operational excellence and customer satisfaction

We are consistently tracking our customers’ views and their experiences with Santander. This data reveals where we can improve our services further, and helps us gauge customers’ loyalty to Santander. More than a million surveys are conducted annually.

To ensure that the entire Group remains focused on the customer, customer satisfaction has been included as a metric in the variable remuneration systems of most of the Group’s employees.

Customer satisfaction

% satisfaction among active retail customers

2018 Target	2018 Achievement

to rank among the top 3 for customer satisfaction in main marketsA	This year, the Group is in the top 3 for customer satisfaction in seven countries

TOP competitors A. Except in US.	7 countries in the top 3

Customer satisfaction by countries

B. Internal benchmark of active individual customers’ experience and satisfaction. Data at 2018 year-end. Audited.

New, redesigned branches are transforming customers’ experience

With initiatives such as WorkCafé in Chile, Smart Red in Spain and the digital branch in Argentina, our new branches are transforming customer experience in nearly 1,000 locations.	are 20% more productive generate 96% customer satisfaction Increase brand visibility and engagement with communities

40	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Complaints management

We don’t simply aim to address complaints, but to learn from them – tackling the issues that gave rise to complaints in the first place. The Group procedure for complaint management and analysis aims at adequately handle any complaints submitted, ensuring compliance with the local and sectoral regulations applicable, and to provide customers with the best possible service.

Root-cause analysis has been reinforced with the application of Group methodologies and standards. In addition, reporting and governance in all units has been completed in order to identify recurrent or systemic incidents or problems that could generate detriment in customers, to correct their original causes.

  US

In the US, the Santander complaints management team has evolved significantly and improved complaint management. This in turn has led to improved customer satisfaction through the development of a new methodology to identify vulnerable customers. This new development allows us to support those vulnerable customers accordingly and to provide them with a solution in keeping with their circumstances.

  Mexico

In Mexico, we have launched a new app that allows customers to submit claims for charges not recognised for purchases made with a card. This process will reduce the time in which a clarification is recorded by up to 60%, and makes it possible to track any report, even if it has been initiated by other channels. The customer’s balance is not affected while the claim is being resolved.

41

Risk culture

Managing risk prudently is a cornerstone of a responsible bank. This requires clear policies, processes and lines of accountability – all backed by a strong culture that reflects the fact that in a bank like Santander, everyone has a role to play in managing risk.

Our risk management and compliance model is key ensuring we operate and behave in a way that reflects our values and corporate culture, and delivers our responsible banking strategy. It is based on three lines of defence:

1. business and support units,

2. risk management and compliance,

3. internal audit.

The board of directors is responsible for the risk control and management, and, in particular, for setting the risk appetite for the Group.

Of particular interest in the area of responsible banking are risks related to compliance, conduct, digitalisation and climate change, as well as the analysis of social, environmental and reputational risks.

Risk culture as part of our corporate culture - Risk Pro1

Risk management is underpinned1 by a shared culture that ensures that all employees understand and manage the risks that are part of their daily work.

Santander’s strong risk culture is one of the main reasons the Group has been able to deal with changes in the economic cycle, new customer requirements and the rise of competitiveness, and the reason why Santander has earned the trust of its employees, customers, shareholders and society as a whole.

Against a backdrop of constant change, with new types of risk emerging and increasing regulatory requirements, the Group maintains an excellent level of risk management that enables it to achieve sustainable growth.

This involves prudence in risk management and building a sound internal risk management culture across the whole organisation, which is understood and implemented by all employees.

The risk pro culture is reinforced in all the Group’s units by the following initiatives:

•	Employee life cycle. From the selection and hiring phases and throughout their professional career, employees are made aware of their personal responsibility for risk management.

•

Risk management is included in all employees’ training. The Risk Pro Banking School and Academy help define the best strategic training goals for our professionals in accordance with Group priorities, in addition to disseminating the risk culture and developing the best talent.

•	Risk culture awareness, its understanding and embedding has been driven globally and locally through the various initiatives.

•	Communication. The conduct, best practices and initiatives that exemplify the risk culture are disseminated through various communication channels, leadership direction and individual actions.

•

Risk culture assessment. The Group performs a systematic and ongoing assessment of the risk culture to detect any potential areas for improvement and implement action plans. This has involved the simplification of global indicators used to assess the level of penetration and dissemination of the risk culture within the Group.

•	Governance. The risk culture and risk management are underpinned by sound internal global culture and risk management governance.

•

Advanced Risk Management (ARM). ARM is a reflection of the importance of having a robust risk culture. For the Group, it is a priority aspect for its long-term goal for remaining a solid and sustainable bank.

1. I AM RISK in UK and US.	For more information, see the Risk management chapter.

42	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Embedding risk management into the employee lifecycle

93% of employees claim that they are able to identify and feel responsible for the risks they face in their daily work.A A. Global engagement survey 2018

Cyberrisks

Cybersecurity is critical in the digital age. Cyberattacks and fraud risks pose systemic risks to financial services. Customers expect their data to be held securely and handled ethically.

To address this, in 2018 we have continued to strengthen our digital defences through the new cybersecurity framework. As our employees are our first line of defence, we have launched a new cybersecurity and IT conduct policy that provides five simple rules to help protect employees and Santander from cybercriminals.

43

Shareholder value

Our aim is to build lasting loyalty among our more than four millions shareholders by aiming to deliver sustainable growth, predictable profits and transparency.

Creating value, building loyalty

Our approach is to earn the lasting loyalty and confidence of our more than 4,1 million shareholders in 170 countries. As a responsible banking, transparency and engaging with investors and shareholders is a priority.

We are addressing key shareholder issues as follows:

•	Principle of one share, and one vote and one dividend.

•	No defensive mechanisms in the Bylaws.

•	Encouragement of active and informed participation at meetings. In 2018 Santander broke its record for participation at the general shareholders’ meeting (quorum of 64.55%).

•

Use of new technologies to improve processes. Blockchain was used for investor voting at the 2018 annual general shareholders’ meeting. This enhanced global proxy vote transparency and increased operational efficiency, security and analytics, which is beneficial for investors, issuers, agent banks and custodian banks.

Meanwhile, we remain in constant communication with shareholders, sharing relevant information in a timely way whith them (as set out in our policy on communication and contact with chareholders, institutional investors and Proxy Advisors). In 2018, we launched a ‘Virtual Customer’ channel so shareholders can hold virtual one-on-one meetings with the Shareholder and Investor Relations team.

Shareholder remuneration

In 2018 the Santander remained one of the most profitable banks in the world.

•	In a trading environment of high volatility, we have met all the financial targets we set, increasing shareholder remuneration to 23 cents per share in 2018[1].

•	This represents an increase of 4.5% per year of the total dividend per share, with a 9% increase in cash per share[1].

•

In a difficult environment, the main indices and the Santander share ended lower. The Santander share was down 27.5%, while Stoxx Banks fell 28.0%. Santander’s total shareholder return was 24.3% lower.

•	On 31 December, Santander was the number one bank in the Eurozone and in the sixteenth-largest bank in the world by market cap—at EUR 64,508 million.

•	At year end, Santander had 16,236,573,942 shares outstanding and posted daily average trading of 74.7 million shares in 2018, the most liquid in Europe.

4.131

million shareholders

EUR 3,724

million total remuneration1

EUR 0.23

euro/share

Dividend per share:

4.5%

increase vs 2017

Earnings per share:

11%

increase vs 2017

Remuneration in cash1

Euros per share

1.	Total divided charged to 2018 results is subject to 2019 AGM approval

Capital distribution by shareholder type	Capital distribution by geographic location

A. Shares owned or represented by directors. For further details on shares owned and represented by directors, see ‘Tenure, committee membership and equity ownership’ in section 4.2 and subsection A.3 in section 9.2 ‘Statistical information on corporate governance required by CNMV’ in the Corporate governance chapter.

For more information on shareholder transparency & remuneration, please see section 3 of the Corporate governance chapter.

44	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Awards and recognitions

The performance of our Shareholder and Investor Relations team was recognised by prestigious industry publications such as IR Magazine and Institutional Investor and it gained prominent positions in the Extel survey.

Environmental commitment

In 2018 we have worked to reduce the carbon footprint—left as a result of the trips to and from the annual general meeting—by 52% compared to 2017. Likewise, this footprint has been offset continuing the programme established in 2016.

Social commitment

In collaboration with the Universia Foundation, in 2018 Santander awarded

58 Capacitas grants to shareholders and their families to support disabled people integrate into socety and find work.

  Engagement with shareholders, investors and analysts

The shareholder and investor relations team had the following priorities in 2018:

•	Maintain continuous, fluid communication as well as the dissemination of relevant information to our stakeholders, fostering a flowing dialogue.

•	Optimise and enhance the Group’s reputation in the markets.

•	Enhance personalised service to shareholders and seek their opinions.

•	Facilitate the participation of shareholders at the general shareholders´ meeting.

•	Offer exclusive products and benefits through yosoyaccionista.santander.com website.

391,926 shareholder and investor consultations through studies and qualitative surveys	1,134 contacts with institutional investors
252 meetings with shareholders	166,149 queries managed by email, phone, WhatsApp and online meetings
+1,000 communications sent using mainly digital channels	53 meetings with ESG investors and analysts

  Evaluation of Santander by ESG indexes and analysts

Santander sustainability performance is periodically evaluated by well regarded indices and ESG analysts.

These evaluations and their results are used internally to measure our performance and find improvement opportunities.

In 2018, our results stand out in the Dow Jones Sustainability Index, where Santander ranked third bank in the world and the first in Europe. Santander remains a constituent of the FTSE4Good Index Series.

Santander is also evaluated by ESG analysts such as Sustainalytics, Vigeo Eiris, ISS-oekom or MSCI.

Others ESG analyst valuations1

Rating/Scoring	2018	Vs. last year	2017	Vs. Sector average
ISS-oekom	C	=	C	>
MSCI	A	~	BBB	>
Sustainalytics	70	~	68	>
Vigeo Eiris	57	~	46	>

1.

Source, latest rating /scoring available at the end of reference period: Sustainalytic ESG Score relative to our peers at Nov 2018 and Dec 2017; ISS-oekom rating at Dec 2018 and Jan 2018. Vigeo Eiris ESG overall score at Dec 2018 and Dec 2016; MSCI ESG Ratings assessment (on a scale of AAA-CCC) Oct 2018 and Oct 2017.

45

Responsible procurement

Our suppliers throughout the world also have an impact on communities and the environment. So we expect our suppliers operate in an ethical way, upholding the ethical, social and sustainable standards as we do.

We have a model and policy for managing our suppliers, setting out a common methodology for all countries to follow when selecting, approving and evaluating suppliers. In addition to traditional criteria such as price and quality of service, sustainability issues are included in this methodology. Where necessary, both the supplier and Santander are advised to change processes and practices.

In 2018, we have strengthened the principles of responsible behaviour for suppliers, which have been included in our supplier certification policy. These principles establish the minimum principles that we expect from our suppliers in the areas of ethics and conduct, social matters (human rights, health and safety and diversity and inclusion) and the environment. These principles are aligned with the ten principles of the Global Compact.

Likewise, we have a whistleblowing channel for suppliers, through which any supplier that provides services to Banco Santander, S.A. or its subsidiaries are able to report inappropriate conduct by Group employees which breaches the framework of the contractual relationship between the supplier and Santander. This whistleblowing channel was implemented in Argentina, Brazil, Chile, Mexico, Portugal, Spain and United Kingdom. In 2018, channels were also established in two more countries where Santander Consumer Finance operates: Germany and Italy.

1. Supplier certification policy

In 2018, we reviewed our supplier certification policy, and strengthened our social and environmental criteria. According to this policy, a supplier is viewed positively if:

Certification:

•	They have obtained official certifications related to quality, environment management, labour relations, prevention of occupational risks, corporate social responsibility or similar.

Sustainability standards:

•	They have signed up to the Global Compact or have their own ethical, social and environmental principles with a periodic reporting.

•	They have frameworks, policies, procedures, indicator records and/ or related initiatives on environmental and social issues.

Code of conduct:

•	They have a code of conduct and its corresponding governance (deployment, monitoring and control).

2. Risk control

•	We have updated the risks criteria assessment, according to the Group policies in this area, related to cyber, data privacy, business continuity, facilities and security.

•	In Spain, we have implemented a vendor risk assessment center in order to ensure a uniform application of our supplier certification, that will be implemented in other countries progressively during 2019 and 2020.

Country best practices

Santander Totta, certified as a family responsible company by the Màsfamilia Foundation, recommends that its suppliers adopt measures to improve the work-life balance of its employees.

Santander US, committed to diversity, works with business organisations that support minorities, women and disadvantaged and local companies in their supply chain.

Santander Brazil, in 2018, invited 250 suppliers to participate in the Carbon Disclosure Project Supply Chain.

46	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
New business environment

Principles of Responsible Behaviour for Suppliers

Ethics and conduct

All actions by suppliers within the Group must be subject to the principles of transparency and honesty in any relationship they have with any public body and private individuals, and not be involved in any actions associated with bribery, influence peddling or any form of corruption in both the public and private sectors. They shall refrain from actions such as offering, giving or receiving commissions, gifts (with the exception of those that conform to social customs) or advantages of any kind that could be considered acts of corruption.

In addition, suppliers shall take all necessary measures to avoid conflicts of interest. The supplier shall avoid any relationship with Group management or any other person with decision-making or influence in relation to a contract or transaction that they are negotiating in their capacity as suppliers for Santander.

Santander also expects its suppliers to have internal ethical policies, standards or procedures that include at least compliance with local laws, anti-corruption measures and initiatives to ensure business integrity.

Social

Human rights: Santander expects its suppliers to work to support and respect the protection of human rights in accordance with the United Nations Universal Declaration of Human Rights, the Fundamental Conventions of the International Labour Organization and the United Nations Guiding Principles on Business and Human Rights.

This means that suppliers must:

•	Prohibit forced labour and ill-treatment of their employees. This includes a ban on all trafficking in human beings.
•	Ensure the absence of child labour.

•	Allocate a living wage sufficient to meet the basic needs of their employees and ensure compliance with the regulations in force in the countries where they operate.

•	Ensure that working hours are not excessive and that the maximum working day complies with national legislation.

•	Respect their employees’ freedom of association.

Health and safety: Suppliers must comply with health and safety requirements to provide their employees with a safe and appropriate working environment.

Diversity and Inclusion: Suppliers must undertake to treat all their employees fairly and equally and not to discriminate on the basis of origin, race, sex, religion, opinion or any other personal or social condition or circumstance.

Environment

Banco Santander is firmly committed to environmental protection and the transition to a low carbon economy. Santander therefore invites all suppliers to join it in this commitment by:

•	Having a sustainability or environmental policy that is aligned with the size and operations of the company and that addresses the prevention, mitigation and control of environmental impacts.

•	Implementing environmental management systems.

•	Setting targets for reducing emissions and consumption.

•	Promoting continuous improvement.

47

Challenge 2:

Inclusive and sustainable growth

We play a major role

in supporting inclusive

and sustainable growth

Inclusive...

by meeting customers needs, helping entrepreneurs start companies and create jobs, strengthening local economies, tacking financial exclusion, and supporting people to receive the education and training they need.

Meeting the needs of everyone in society	Boosting enterprise	Financial empowerment

We develop innovative, simple, and personalised solutions to respond to customers’ demands and meet the needs of everyone in society.	We develop products and services designed to cater for the needs of small and medium-sized enterprises (SMEs), to help them prosper, increasing employment and sharing wealth more broadly across society.	We develop products and services for the most vulnerable and hard pressed in society, giving them both access to financial services and the skills to manage their finances.

Support to higher education	Community investment	Tax contribution

We have created a world leading network of universities, through which we help people access education and learn new skills.	We run various social programmes to help local communities access childcare, financial education, art and culture.	Wherever we operate, we pay our fair share in taxes, contributing to the growth and progress of the communities in which we are present.

48	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

by financing renewables energies, supporting smart infrastructure in the developing world, as well as agrotech and green tech. We actively support the transition to a low carbon economy.

Sustainable Finance	Analysis of environmental and social risks	Environmental footprint

We innovate to offer new financial products and services that integrate ESG criteria along three main lines: sustainable infrastructures, socially responsible investment and climate finance.	We analyse and measure the social and environmental risks of our investments, as well as the opportunities that responsible products and services can bring.	We measure our environmental footprint and we are committed to reducing our environmental impact in the countries in which we operate.

49

Meeting the needs of everyone in society

We want to be the bank of choice for all customers, including those on low incomes and from vulnerable groups, offering them the services and products they need.

1|2|3 World and other engagement strategies

We offer a wide range of simple and innovative services and products that enable every customer to manage their finances in the best possible way.

•	1|2|3 World is our value proposition for individual customers in Portugal, Spain and the UK. It allows them to earn interest on their account balance and money back on spending, as well as other benefits. In Mexico, we also developed Santander Plus, the local version of 1|2|3.

•	Santander Life, in Chile, offers an unprecedented value proposition for the middle and low income segments.

•	In Argentina, the range of Super Account and Infinity accounts offers different solutions to meet the differing needs of our customers including unlimited movements without charge, savings on card purchases and other bonuses.

•	Santander Bank, in the US, offers Simply Right Checking, a simple checking account with no hassles, and no surprises. Also we offer the Santander Basic Checking Account with no gimmicks, no minimum balance requirements, and a low, fixed monthly fee.

Credit to households

Loans to customers at December 31, 2018, net of impairment losses millions euros
Residencial	314,017
Consumer loans	156,116
Other purposes	17,562
Total	487,695

Products & services for low income and vulnerable groups

Superdigital is a platform that allows customers to open a digital payments account with which they can operate in a matter of minutes, without needing to have a bank account. It provides simplified financial solutions and enables financial access to all users, including the unbanked and those residing in areas with little or no bank coverage.

Our Community Development Finance unit lends to projects that benefit low-to moderate-income individuals and communities, primarily through affordable housing projects, whereby tenants pay below market rent, and many units are earmarked to individuals with specific needs.

We help families with problems to cope with the payment of hoysing. Since 2011, we have helped more than 140,000 families with financial problems to continue paying their homes, with specific measures which include: the suspension of evictions to 9,362 families, without any eviction since November 2012; donations in payment to 13,760 families; and more than 134,100 refinancing and restructuring of 112,300 families and 21,800 companies mortgages. In addition, to facilitate access to housing, Santander has contributed 1,000 homes to the Social Housing Fund, of which 963 are for rent. On the other hand, we have in social rent other 568 houses with more affordable rents conditions for families in vulnerable situation. Santander was the first large financial institution to adhere to the code of good banking practices in March 2012.

All front-line and customer-facing employees are provided with additional training to help recognise and understand issues which might impact customers, particularly those customers who are dealing with (or facing) vulnerable situations.

50	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

SMART RED branches		Offices 13,217

Our branches are where we interact face-to-face with our customers. As part of our digital approach, we are renovating them to create a better customer experience with an innovative and functional design to make them more comfortable. We have stripped out architectural barriers to make them accessible to all and increased the technology available to provide a more agile and personalised service.

Digital Solutions

One Pay FX. Is a new blockchain-based service for international payments. It allows our customers to make international payments of up to EUR 11,000 per day, in a quick and easy way.	Digitalisation (Super Net, Super Movil, Super Wallet) that improves online and mobile banking platforms to offer customers innovative and high-quality services.

Mobile payments. We provide all available mobile payments for credit cards.	ChatBot Customer Service. This is an automated customer service solution that uses artificial intelligence to understand and solve customer needs in real time.	Mobile banking users
32 million
GPI Swift. This is a certification program for global payment solutions which speeds up, and makes it possible to track, international transactions.		(Users of both internet and mobile banking count as one.)

Blockchain

We are playing an important role in the financial services blockchain community. One Pay FX was the first blockchain-based international transfer service launched for private customers in various countries. We are also a founding partner of the Enterprise Ethereum Alliance, Alastria, we.trade and Utility Settlement Coin.

Openbank

In 2018 Openbank, the largest digital bank by balance sheet size, increased its deposits by 19%, its number of credits by 90% and its number of customers by 8%, which already exceed one million users. We have launched new functionalities to meet our customers’ expectations, such as a robo-advisor (an automated investment service) and a service to add accounts from other banks.

51

Boosting enterprise

Entrepreneurs and small businesses generate jobs and wealth that underpin inclusive societies. By helping them, we can help all society to prosper.

Santander SMEs

Our strategy to help SMEs reflects the different market conditions in the countries where we operate. We aim to help all sizes of businesses, both by lending and offering non-financial support - such as training and access to our networks. Our objective is not just to be an SME’s bank, but its partner as it grows. We use our scale to help SMEs find new customers and enter new markets.

EUR 117,420

million in loans to SMEs and self employed professionals

New solutions in 2018

•	In Mexico, Santander and the country’s Secretariat of Economy signed an agreement to make it easier for entrepreneurs and SMEs to open digital accounts using a new system which will benefit 18,000 customers in 2019 alone.

•	In Spain, Santander launched a fully digital onboarding service for companies, which streamlines the process. You can register from a computer, mobile phone or tablet in only five steps and with the same safety and compliance standards as the paper-based process.

Global digital solutions to boost SMEs growth

Santander Trade, support for Exporters.

To help companies export, we offer them free online information about markets, partners, regulations, currencies, and much more.

In addition, companies can access the entire network of the Group, as well as an exclusive community of more than three million exporting and importing business customers of Santander throughout the world.

Santander Trade also offers webinars and online seminars taught by the best experts. And it has a wide network of non-banking professionals to help companies trade globally.

Santander Cash Nexus, global connectivity.

This agile treasury management platform allows companies to digitise the management of liquidity, collection and payment transactions, as well as direct debits; and to centralise information through electronic channels. It combines our global service with a wide range of local services, all through a single online portal.

We.trade, simplification of operations.

In collaboration with eight other European banks and IBM, we have developed the first trading platform for commercial clients and their banks based on blockchain.

This platform offers companies a simple interface that takes advantage of the innovation of ‘smart contracts’ and opens the door to new business opportunities.

Santander won ‘Most innovative use of blockchain in the financial sector 2018’ award in the Blockchain Expo Europe.

52	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

Agreements with multilateral entities to boost financing to SMEs

In Spain in 2018 Santander signed four new agreements with the European Investment Bank (EIB) to provide financing to SMEs on advantageous terms, for a total amount of EUR 875 million.

In Brazil the Group also signed, with the Development Bank of Latin America, a line of credit for CAF SMEs controlled by women, for a total value of EUR 42 million.

In total, in the last 3 years, the Group has signed agreements with multilaterals such as EIB, EBRD, IFC, CEB and CAF to offer financing lines to SMEs in Spain, Brazil, Poland and Portugal for a total value of EUR 3,870 million.

Non financial solutions programs for SMEs

We also offer additional non financial solutions to boost the internationalisation, training, employment and digitalisation of SMEs.

This includes basic and advanced business management courses, as well as lectures and masterclasses to improve their financial management skills, teaching them how to use the different financial tools and services available to them to promote and grow their businesses in an inclusive and sustainable way.

53

Financial empowerment

We help people get access to finance, set up or grow microbusinesses, and give them the skills to manage their finances.

Financial empowerment boosted by digital technology

We want to give everyone access to financial services, regardless of where they live, age or financial situation. Digital technology helps us to offer thousands of people not just a bank account, but also education in financial matters. Data helps us tailor our products and services to their individual needs. What’s more, by banking online, our customers have the peace of mind that they don’t need to carry cash - and can make payments more easily.

Example 1:	Example 2:	Example 3:

Digital solutions	Working with others	Sparsely populated regions

Superdigital is a Santander platform that allows users to make deposits, withdrawals and payments without the need to have a bank account.	In Mexico, Santander offers customers the possibility of carrying out basic transactions through more than 19,000 stores such as Oxxo, 7 Eleven and others.	In Spain, Santander has 526 branches and 114 agents establishments in sparsely populated regions with under 10,000 inhabitants.

Products and services that meet the needs of every community

We offer microfinance services to low income and underbanked entrepreneurs to help them set up small businesses, which are the driver of economic growth and social mobility.

	EUR 160 million in outstanding credit to micro-entrepreneurs at the end of 2018	+273,000 micro-entrepreneurs supported in 2018

Promoting financial education

Our objective is not merely to help people open bank accounts, but to ensure that they have the skills to manage their finances, and can make the right choices about the products and services that suit them.

+360,000 People benefited from financial education programmes in 2018

54	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Inclusive and sustainable growth

Main microfinance programmes supported by Santander
1,7 billion unbanked people in the world, of wich 200 million are in Latin America. Source: World Bank

•  Productive and oriented microfinance model.

•  Focus on those who do not have access to the formal financial system.

•  Micro-loans are granted to neighbourhood groups composed of 3 or 4 micro-entrepreneurs.

•  65% microcredits are received by female heads of household.

•  Average loan: 600 euros.

•  Average term: 7 months.

•  Financial inclusion program aimed at promoting a social impact in the communities.

•  Focus on the support and development of productive activities.

•  Micro-loans are granted to community groups composed of at least 8 micro-entrepreneurs.

•  Average loan: 400 euros.

•  Average term: 4 months.

Cleonice, Brazil.

Since when she was a little girl, Cleonice liked to see her mother sewing. She started helping her at an early age.

Today Cleonice makes clothes, has three employees, a shop and a sewing room. Prospera supported her with the renovation of her workshop and the purchase of more machines so that she could serve her customers faster.

55

Supporting higher education

Banco Santander is the world’s largest corporate contributor to education1.

We have built a unique network of 1,235 universities worldwide,

through which we support students, research and entrepreneurs.

EUR 121 million to universities	1,235 agreements with universities and other academic institutions in 33 countries

Main lines of action of Santander Universities

2018 metrics
1▶

Education

We have created the largest scholarship programme in the world financed by a private company, as we believe that education and people progress go hand in hand. Since 2002 we have invested more than EUR 1,700 million.

73,741 university study grants
2▶

Entrepreneurship

Santander X, aims to become the world’s largest ecosystem for university entrepreneurship, connecting entrepreneurs with the three most valuable types of resources for them: talent, clients and financing. This helps them turn an idea into a company. To do this we promote collaboration between universities, the business sector and entrepreneurs themselves.

20,000 university entrepreneurs supported
3▶

Employability

Universia is a digital platform of non-financial services for the university ecosystem. We offer career guidance and employment services, as we aim to be the main source of advice in the Ibero-American world for young talent management.

600,000 jobs intermediated in 7 countriesA
A. Estimate 40% of the total published vacancies in 2018.

Universia Foundation

Through scholarships, internships and employment, the foundation helps students with disabilities find work and integrate into society. Meanwhile, through the foundation, we have also supported numerous initiatives to	raise awareness of the challenges of disability, linked to culture and sports, with which we have reached more than 130,000 people.	In 2018: 603 university students with disabilities received a scholarship 153 people with disabilities were included in employment
1.	According to The Fortune 2018 Change the World list.

56	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

IV Universia International Rector’s Meeting

In 2018 we held IV Universia International Rector’s Meeting in Salamanca, Spain. The meeting brought together 600 rectors from 26 countries representing 10 million university students around the world to discuss ‘University, Society an Future’.

The conclusions are set out in the ‘Salamanca Charter’, a document that reiterates the universities’ commitment to continue leading progress by reinventing and transforming themselves.
For more information visit https://en.universiasalamanca2018.com
Santander scholarship programme

New Santander Scholarship website where the university community can find scholarships and grants for studies, mobility and research that will help them in their academic and professional development. Since its launch in july 2018, we have received more than 2.5 million visits.

We are committed to a vision of the future in which inclusion, equal opportunities and sustainability, will be the priorities that guide all our decisions.

Ibero-american mobility grant

José Rivera Contreras,

Universidad Católica de Norte, Chile

Thanks to an exchange programme with Spanish universities, run by Santander, he was able to focus on environmental law at The University of Zaragoza.

“Living in another country helps you to form professional connections and friendships with people from all over the world. Creating a network of contacts with people from all kinds of cultural and social backgrounds is amazing for your professional future. I have moved up a rung on the ladder thanks to the opportunity I was given by Santander.”

“In the next three years more than 200,000 students will receive a Santander scholarship, achieve a practice in an SME or participate in entrepreneurship programs led by your universities and supported by Santander”

Ana Botín, chaiman of Banco Santander

See video	For more information visit www.becas-santander.com

57

Community investment

We encourage inclusive and sustainable growth through initiatives and programmes that support access to education, social entrepreneurship, employability and welfare in the communities where we operate.

EUR 58	7,647	2.5[1]
million in social investment	partnerships with NGOs and social welfare institutions	million people helped

Commitment to childhood education	Financial education	Support for social welfare

We conduct various activities that support educational projects focused in Latin America. For many years we have supported education projects in different countries, to provide equal opportunities for all children and support the sustainable development.

We support financial education programmes in partnership with local organisations to raise children’s awareness of the importance of saving. This helps prepare young people for embarking on an independent life and to assist families when making basic financial decisions. We also run financial training workshops and masterclasses for our SME and self-employed professional customers to help them strengthen basic management skills.

We run several programmes to tackle poverty, vulnerability and social marginalisation. We also support programmes to prevent disease; and promote health and welfare programmes designed to help disabled people and their families.

+600,000	+350,000	+1 million
children helped through programmes to support childhood education	people helped through financial education programmes	people helped through programmes designed to tackle social exclusion

1.

The Bank has devised a corporate methodology tailored to Santander’s requirements and specific model for contributing to society. This methodology identifies a series of principles, definitions and criteria to allow the Bank to consistently keep track of those people who have benefited from the programmes, services and products with a social and/or environmental component promoted by the Bank. This methodology has been reviewed by an external auditor.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

Protection
and dissemination of culture

And we support cultural initiatives mainly through:

•   The Santander Foundation, which supports activities in the fields of art, education and young talent, literature, the environment and science.

•   Santander Cultural, which offers programmes in visual arts, culture, music, education and films.

+1 million people benefited from art and culture initiatives

59

Tax contribution

We support the progress of the communities

where we operate, through a fiscal contribution

consistent with our activity in each of them.

As a part of our way of understanding responsible banking, Santander pays its fair share in taxes in every jurisdiction where we operate, according to the value created by the bank. Our tax strategy, which has been approved by the Board, sets out the principles by which the entire Group operates. It is published on our website.	Principles of the Group’s tax strategy
	Fulfill obligations tributaries making a reasonable interpretation of applicable rules that address its spirit and purpose.	Respect the rules on transfer prices, pursuing the adequate taxation in each jurisdiction based on the functions developed, risks assumed and benefits generated.

The tax risk management and control system in the Group different entities must comply with the principles established in this policy, reflecting the Group’s internal control model, as well as on the evaluation and certification processes of the controls it incorporates.	Do not provide any kind of advice or tax planning to customers in the marketing and sale of financial products and services.	Communicate transparently the total tax contribution of the Group, distinguishing for each jurisdiction the taxes of third-party taxes.

Santander has been a member since 2010 of the Code of Good Tax Practices in Spain and the Code of Practice on Taxation for Banks in the United Kingdom, actively participating in cooperative compliance programs that are being developed by different Tax administrations.

Do not create or acquire entities domiciled in offshore jurisdictions without the specific authorization of the board of directors, ensuring adequate control over the presence of the Group in these territories.A

Pursue the establishment of a cooperative relationship with the Tax administration, based on the principles of transparency and mutual trust, which allows avoid conflicts and consequently minimize litigation in Courts.

A. See detailed information on off-shore entities in note 3 c) of the notes to the consolidated financial statements.

Tax contribution

Santander contributes economically and socially to the countries in which it operates by paying all taxes borne directly by the Group (own taxes1) and collecting or withholding taxes from third parties generated through business activity, cooperating as required with the local tax authorities (taxes from third parties2).

Total taxes raised and paid by the Group in 2018 amount to EUR 16,658 million, of which EUR 7,056 million correspond to own taxes with the remainder being taxes collected from third parties. Therefore, for every 100 euros of gross profit earned by the Group, 35 euros correspond to taxes paid and collected, as follows:

•   20 euros for the payment of taxes collected from third parties.

•   15 euros for own taxes paid directly by the Group.

1.  Including net income tax payments, VAT and other non-recoverable indirect taxes, social security payments made as employer and other payroll taxes, and other taxes and levies.

2.  Including net payments for salary withholdings and employee social security contributions, recoverable VAT, tax deducted at source on capital, tax on non-residents and other taxes.

60	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

The taxes included in each year’s income statement are largely income tax accrued in the period (EUR million 4,886 in the 2018 financial year, see page 440 of de consolidated annuals accounts, which represents an effective rate of 34.4% or, if the extraordinary results are discounted, EUR million 5,230, which represents a 35.4% cash rate – see note 52.c of the aforementioned report), non-recoverable VAT, social security contributions as employer, and other levies paid, regardless of the date these amounts are paid.

The Group’s own taxes shown in the accompanying table are included in the cash flow statement. These magnitudes usually differ from each other, given that the date of payment established by the regulations of each country on numerous occasions does not coincide with the date of generation of the income or of the operation taxed by the tax. Thus, the effective rate that results when comparing the data on income tax paid (EUR million 3,458 according to the attached table) with the Group’s pre-tax profit is 24.4%.

The payment of taxes occurs in those jurisdictions where the Group’s profit is generated. Thus, 99% of the profits obtained, taxes accrued and taxes paid correspond to the countries in which the Group carries out its activity.

Total own taxes paid amounts to 50% of the profit before taxes. These own taxes include not only non-recoverable indirect taxes and contributions to public social security systems, but also other taxes that are exclusively levied on banking activities (such as bank levy in the United Kingdom, Poland and Portugal), and taxes imposed on financial transactions (in Brazil and Argentina among others) that have been increasing in recent years.

Tax disclosure by jurisdiction

EUR million
	Own taxes
Jurisdiction	Corporate income tax	Other own taxes paid	Total own taxes paid	Third- party taxes	Total contribution
Spain	464	1,301	1,765	1,822	3,588
UK	537	495	1,032	447	1,478
Portugal	25	117	142	111	253
Poland	228	179	407	134	541
Germany	119	48	167	218	385
Rest of Europe	355	198	553	-35	518

Total Europe	1,728	2,338	4,066	2,697	6,761

Brazil	998	470	1,468	2,395	3,863
Mexico	322	202	524	488	1,012
Chile	202	61	263	304	567
Argentina	118	329	447	2,859	3,307
Uruguay	35	80	115	36	151
Rest of Latin America	20	12	32	13	45

Total Latin America	1,695	1,154	2,849	6,095	8,945

United States	29	104	133	800	933
Other	6	3	9	9	19

TOTAL	3,458	3,599	7,057	9,601	16,658

EUR 7,056 million	EUR 9,602 million	EUR 16,658 million
in own taxes	in third-party taxes	in total contribution

61

Sustainable finance

We support sustainable growth by financing renewable energy, supporting smart infrastructure and fostering research and development in new technologies. Our approach is building more balanced and inclusive economies and societies.

Climate Finance

We are supporting the development of renewables and the more efficient use of energy while helping our clients make the transition to a low carbon economy. At the same time, the need to take measures to adapt and mitigate	climate change presents significant investment opportunities, which we are ready to seize by taking positive action against climate change.
Financing of renewable energies ranking[1,2]

1.	As indicated by Dealogic and Bloomberg New Energy Finance league tables for project financing within the Lead Arranger category.
2.

Peers are considered those banks that due to their size an market capitalization are comparable to Santander. The peers’ list includes: Bank of America, Barclays, BBVA, BNP Paribas, Citi, Deutsche Bank, HSBC, Intesa San Paolo, ING, ITAÚ, JP Morgan Chase, Lloyds Bank, Societe Generale, Standard Chartered, UBS, UniCredit, Wells Fargo.

Santander Corporate & Investment Banking (SCIB) named project finance bank of the year in Europe by Project Finance International

SCIB was named project finance bank of the year in Europe by PFI thanks to its extensive activity and the range of financing and advisory services provided during 2018, as Santander expanded its project finance expertise through a mix of infrastructure and energy deals in Europe.

Santander Corporate & Investment Banking was particularly active in the UK, funded projects in Belgium, advised others in France and was a pioneer in financing wind farms in Spain, Portugal and Continental Europe.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

Finance for renewable energy and energy efficiency

As a major financier of energy production infrastructure, we understand that the banking sector has to play a particularly prominent role in the transformation of the energy sector. In recent years we have consistently increased our financing of renewable energy projects.

In 2018, Santander participated in the financing of renewable energy projects, with a generation capacity equivalent to the consumption of 5.7 million households.C
Financing of renewable energy	Breakdown of MW financed by type of renewable energy
(MW financed)
	Wind energy	88 2016%	81 2017%	77 2018%
	Solar energy	8 2016%	19 2017%	22 2018%
	OtherA	4 2016%	— 2017	1 2018%

Breakdown of renewable MW financed by country in 2018

3,368 MW	1,225 MW	985 MW	487 MW	364 MW	210 MW	50 MW
United Kingdom	United States	Brazil	Bélgica	Spain	Chile	Uruguay

Green bonds & ESG loans

Through our Santander Corporate & Investment Banking division we act as joint bookrunner in numerous emissions of green & sustainable bonds and EGS loans.	In 2018, we have participated in green bond emissions for a total value of EUR 730 millionB, and in EUR 2,017 million in ESG syndicated loans

A. Include hydroelectric for 2016 and biomass for 2018.
B. Information includes green, social and sustainable Bond and has been obtained from Dealogic Green Bonds League table.
C. Equivalence calculated using data on the average electricity usage in households for countries in which renewable energies projects have been funded, published by the World Energy Council (2014).

63

Credit lines with multilateral entities

In Spain, in 2018 Santander has signed a credit line of EUR 200 million for the construction of renewable energy plants with the Development Bank of the Council of Europe. This loan is part of the “Europe 2020” plan in Spain for renewable energy.

In Brazil, Santander has also signed a line of credit in 2018, in collaboration with the Development Bank of Latin America CAF, to finance the purchase of photovoltaic equipment for a total value of USD 84 million.

In Poland, Santander has signed a EUR 50 million line of credit with the European Bank for Reconstruction and Development (EBRD) to finance energy efficiency investments in local companies. Likewise, the EBRD subscribed the equivalent of EUR 36 million of subordinated debt issued in Police currency by Santander Bank Polska, with Santander’s commitment to allocate the resources to finance residential and commercial construction with energy efficiency certifications.

In 2018 we signed agreements for a total value of EUR 345 million to offer financing lines for energy efficiency and renewable energy projects. An in the in the last 3 years, we signed agreements fir a total value of EUR 1,080 million1 in Spain, Brazil, Poland and Peru.

Financing low-emission, electric and hybrid vehicles

We concentrate efforts on shifting the automotive sector towards a low-carbon economy through services such as vehicle leasing and renting, to promote the use of hybrid or electric cars in the countries where it operates.

•	In Spain Santander finances a fleet of 24,665 vehicles. In 2018, we financed 7,463 transactions.

1.	Agreements signed with EIB, EBRD, IFC, CEB, and CAF among others.

Partnering for a greener mobility

We offer an emission offset tool in Brazil to all customers who take out a loan to finance the purchase of a car. Since 2015 we have sponsored a bike sharing scheme in London, and more recently in Boadilla del Monte, close to our headquarters in Madrid.

Funding sustainable agriculture and livestock farming

We fund agricultural initiatives that promote the sustainable agricultural practices.

Bunge, Santander Brasil and The Nature Conservancy have joined forces to offer soy farmers long-term loans to expand production without clearing native habitat in the Brazilian region of Cerrado.

Santander spain launched app agro: this brings farmers breaking news about agriculture, especially news related to government subsidies and information about crop prices as well as agricultural products. So far it has been downloaded 30,000 with 11,000 active users in 2018. It was voted best agro app of the spanish financial sector.

64	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

Socially Responsible Investment

Santander Asset Management is fully committed to socially responsible investment (SRI), and is undertaking the following initiatives:

•   Investment. When we analyse and invest our SRI products, we combine financial criteria with non-financial criteria (ESG) to select assets.

Currently we manage nine SRI funds, seven in Spain (Inveractivo Confianza, Santander Responsabilidad Solidario, Santander Solidario Dividendo Europa, the three funds of the new Santander sustainable range, and the new Santander Equality Acciones fund), one in Brazil (Fundo Ethical), and a new one in Portugal (Santander Sustentável Fund).

•   Training. We collaborate with universities and educational centers, organising and participating in events and training days in SRI.

•   Dissemination and development. We participate in initiatives and organisations to help spread SRI, and which enable different organisations share best practice and understanding.

•   Social impact investment. We work with NGOs, and indirectly with our social responsible investment products, to support initiatives which help those who are at risk of social exclusion.

In addition, both Santander Pensiones SA SGFP in Spain (since 2010) and Santander Asset Management Brazil (since 2008), are signatories to the United Nations principles for responsible investment (PRI).

Santander employees’ pension fund in Spain is also a signatory to this initiative, and in 2018 participated in an initiative promoted by the United Nations to require governments to do more to tackle climate change.

 New Santander Sostenible range

Santander Sostenible is the latest innovation of Santander Asset Management. The investment process aims to identify those issuers that are best prepared to face the challenges of the future, and does so by applying an analysis of four sustainability axes: financial, environmental, social and corporate governance. It is composed of three funds:

•   Santander Sostenible 1

•   Santander Sostenible 2

•   Santander Sostenible Acciones

 Santander Equality Acciones

Launched in 2018, this is the first investment fund in Spain that invests in companies that promote gender equality at all levels of their operations, while also presenting good opportunities for financial returns.

  Santander Totta launches Santander Sustentável Fund

The Santander Sustentável Fund follows a conservative investment policy, with the portfolio composed mainly of bonds. In addition to the usual financial criteria, our managers analyse the performance of around 900 companies and 90 countries, through a study of more than 100 indicators of three sustainability areas: environmental, social and corporate governance.

For information on socially responsible Investment visit: www.santanderassetmanagement.es.

65

Analysis of environmental and social risks

Within the framework of our sustainability policies, we analyse the environmental and social risks of all our project finance deals.

At Santander we attach great importance to the environmental and social risks wich might result from our customers’ activities in sensitive sectors.

And we respects international best practices regarding social welfare and the environment, particularly the Equator Principles, as signatory since 2009.

Equator Principles

In 2018, 35 projects were analysed under the Equator Principle’s scope, all within the project finance category. The majority are included under categories B and C, which are those classified with medium and low risk.

UNEP FI pilot project on implementing the TCFD recommendations for banks

In 2017 Santander – together with 15 other leading banks – joined this initiative to develop models and metrics to enable scenario-based, forward-looking assessment and disclosure of climate-related risks and opportunities.

In 2018 two documents were published: the first, guidance focusing on transition risk (Extending Our Horizons: Accessing credit risk and opportunity in a changing climate); and, second, a report that helps banks assess risks and opportunities arising from physical risk (Navigating a New Climate).

Sector policies

The Group has approved specific sectoral policies that contain the criteria for analysing environmental and social risks in customers’ activities in sensitive sectors, such as defence, energy, soft commodities and mining & metals or other policies carried out in this respect.

Equator Principles

	Project Finance
Category	A	B	C
TOTAL	4	25	6

Sector
Infrastructures	1	2	2
Oil & gas	3	2	0
Energy	0	16	2
Real estate	0	3	2
Others	0	2	0

Region
America
United States	0	9	3
Mexico	0	3	2
Chile	0	3	0
Colombia	1	0	0
Peru	0	1	0
Europe
United Kingdom	0	6	0
Italy	0	0	1
Spain	0	2	0
Asia
Oman	1	0	0
Kuwait	1	0	0
Azerbaijan	1	0	0
Arab Emirates	0	1	0

Type
Designated countries[1]	0	20	4
Non-designated countries	4	5	2

Independent review
Yes	4	24	6
No	0	1	0

1.

In accordance with the definition of designated countries included in the Equator Principles, i.e., those countries considered to have a solid framework of environmental and social governance, legislation and institucional capacity to protect their inhabitants and the environment.

66	2018 Annual Report

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banking	governance	and financial review	management
Inclusive and sustainable growth

Control and monitoring of controversial projects—Punta Catalina

Design, engineering & construction of a coal-fired power plant in the Dominican Republic. The debtor is the Ministry of Finance, the Dominican Corporation of State Electric Companies being the importer. And Santander participates in the syndicated financing of the equipment.

The due diligence processes at the outset of the project met with the energy policy in force and other environmental and social requirements.

Nevertheless, the project has been controversial due to corruption issues. Santander has elevated the case to executive level for detailed follow up. In addition, Santander maintains an ongoing dialogue with the NGOs involved, having responded to their letters. The internal procedure to respond to NGOs has been applied engaging different relevant areas within the Group, like compliance, risk, business & sustainability amongst others. A continuous dialogue is also maintained with the syndicate regarding the environmental, social & ethical issues arising from this project.

Sectorial policies update

Defence policy: has been updated in accordance with the EC decision regarding the exclusion criteria based on activities related to prohibited material instead of clients.	Energy policy: includes the new criteria for coal power plants.	Mining & Metals policy: includes the new criteria for coal mining.

Soft Commodities policy: includes its alignment with the Soft Commodities Compact, the Banking Environmental Initiative which Santander adhered in 2009, since the obligation for clients to be certified by 2020 has been removed.

67

Environmental footprint

We are firmly committed to contribute to the protection of the environment by reducing our own environmental footprint.

We believe that measuring, reporting and reducing our environmental impact is essential not just for reasons of compliance, but if we are to earn the loyalty of all our stakeholders.

Since 2001, we have been measuring our environmental footprint by quantifying energy consumption, waste and atmospheric emissions. And since 2011 the Group has implemented strict criteria through different energy efficiency and sustainability plans to ensure its environmental impact is kept to an absolute minimum.

In 2016 we launched the 2016-2018 efficiency plan which compromised more than 250 initiatives with an investment of 69,8 million of euros, focusing on energy savings, saving raw materials, waste reduction, emission reduction and awareness campaigns.

Looking ahead, the Bank maintains its firm commitment to the environment, and will continue to establish more ambitious objectives that will help reduce its consumption, its waste generation and its emissions in its own business operations. To do so, we are going to implement a new energy efficiency and sustainability plan for the period 2019-2021. Optimization of office space, increase of the amount of green energy and more environmental management systems are some of the initiatives in which the countries will be working on.

2016-2018 efficiency plan

2016-2018 efficiency plan

2011-2013 Energy Efficiency Plan

•	Emissions of CO2: a 3.5% reduction in the first year, and a 9% reduction up to 2013 in the G5.

•	Electricity consumption: a 3% reduction in the first year in G20 countries.

2012-2015 Energy Savings Plan

•	Emissions of CO2: a 20% reduction of emissions in G10 countries.

•	Electricity consumption: a 20% reduction of electricity consumption in G10 countries.

68	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Inclusive and sustainable growth

2018 main highlights

100% green energy in all of the office buildings and branches of Santander in Germany, Spain and United Kingdom. United States and Brazil also acquire green energy for some of their facilities’ consumption.

In 2018 new buildings have been certified according to international LEED and ISO 14001 standards:

•  LEED GOLD certification in SCF Germany headquarters building at Mönchengladbach, in Santander DPC in Spain and in and new Santander Spain headquarters.

•  ISO 14001 certifications in corporate buildings in City of Mexico and Querétaro in Mexico.

As well as this, we have certifications for the head office buildings in the main countries where santander operates. Santander considers that the implementation of an environmental management system in buildings creates a correct and environmenmtally friendly performance, while improving the building’s use.

2018 environmental footprint1

1.	The environmental footprint table with 2-year historical data and the consumptions and emissions per employee can be found in the ‘Key Metrics’ section.

69

Key Metrics

Employees

1. Employees by geographies and gender1

Geographies	Nº employees	% men	% women	% graduates
Spain	30,868	54	46	73
Brazil	45,179	43	57	79
Chile	11,614	46	54	42
Poland	12,403	30	70	86
Argentina	9,000	50	50	23
Mexico	19,096	46	54	49
Portugal	6,499	55	45	55
UK	18,297	40	60	22
USA	16,783	42	58	15
SCF	12,642	46	54	34
Other	20,332	49	51	31

Total	202,713	45	55	52

1.

The employee data presented is broken down according to the criteria of legal entities, and is therefore not comparable to that found in the Auditors’ report and annual consolidated accounts , which are presented by management criteria.

2. Functional distribution by gender

	Senior officers			Other managers			Other employees
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Continental Europe	913 (77.8)	260 (22.2)	1,173	6,735 (64.5)	3,711 (35.5)	10,446	26,173 (44.4)	32,759 (55.6)	58,932
United Kingdom	107 (73.3)	39 (26.7)	146	1,309 (67.2)	640 (32.8)	1,949	9,218 (39.9)	13,862 (60.1)	23,080
Latin America and other regions	523 (83.9)	100 (16.1)	623	6,427 (60.2)	4,256 (39.8)	10,683	40,729 (42.6)	54,952 (57.4)	95,681

Group total	1,543 (79.5)	399 (20.5)	1,942	14,471 (62.7)	8,607 (37.3)	23.078	76,120 (42.8)	101,573 (57.2)	177,693

3. Workforce distribution by age bracket

Number and % of total	aged <= 25	aged 26 - 35	aged 36 - 45	aged 46 - 50	age over 50
Continental Europe	2,352 (3.33)	14,715 (20.86)	27,241 (38.61)	10,739 (15.22)	15,504 (21.98)
United Kingdom	3,964 (15.75)	7,092 (28.17)	6,470 (25.70)	2,810 (11.16)	4,839 (19.22)
Latin America and other regions	11,474 (10.72)	46,233 (43.21)	29,553 (27.62)	8,637 (8.07)	11,090 (10.37)

Group total	17,790 (8,78)	68,040 (33.56)	63,264 (31.21)	22,186 (10.94)	31,433 (15.51)

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Key Metrics

4. Distribution by type of contract1

	Permanent / Full time			Permanent / Part-time
	Men	Women	Total	Men	Women	Total
Continental Europe	32,252 (49.7)	32,604 (50.3)	64,856	348 (17.3)	1,662 (82.7)	2,010
United Kingdom	9,580(53.5)	8,338 (46.5)	17,918	622 (9.8)	5,711 (90.2)	6,333
Latin America and other regions	45,950(44.8)	56,591 (55.2)	102,541	204 (25.6)	594 (74.4)	798

Group total	87,782 (47.4)	97,533 (52.6)	185,315	1,174 (12.8)	7,967 (87.2)	9,141

	Temporary / Full time			Temporary / Part-time
	Men	Women	Total	Men	Women	Total
Continental Europe	966 (33.2)	1,942 (66.8)	2,908	255 (32.8)	522 (67.2)	777
United Kingdom	380 (49.5)	387 (50.5)	767	52 (33.1)	105 (66.9)	157
Latin America and other regions	1,249 (46.5)	1,436 (53.5)	2,685	276 (28.7)	687 (71.3)	963

Group total	2,595 (40.8)	3,765 (59.2)	6,360	583 (30.7)	1,314 (69.3)	1,897

1.

Regarding indefinite contracts, 84% corresponds to “Other employees” and the remaining 12% to “Senior officers” and “other managers”. Also, in relation to temporary contracts, 3.5% corresponds to “Other employees” and the remaining 0.5% to “Senior officers” and “other managers”.

The totality of temporary contracts is in the age brackets <25 and 25-35 years. The rest of the age brackets correspond to indefinite contracts.

5. Employees who work in their home country1

%	Managers	Other employees	Total
Continental Europe	89.77	96.83	96.72
United Kingdom	92.47	96.89	96.87
Latin America and other regions	88.44	98.94	98.88

Group total	89.55	97.96	97.88

1.	United States data not included.

6. Differently-abled employees ratio by region1

%
Continental Europe	1.24
United Kingdom	1.61
Latin America and other regions	2.09

Group total	1.73

1.	United States and Mexico data not included.

6. Differently-abled employees1

Spain	365
Rest of the Group	3,071

Total Group	3,436

1.	United States and Mexico data not included.

71

7. Coverage of the workforce by collective agreement

	%	Nº Employees
Spain	99.94	30,848
Brazil	94.13	42,529
Chile	100.00	11,614
Poland	0.00	—
Argentina	99.00	8,910
Mexico	20.05	3,829
Portugal	99.40	6,460
UK	100.00	18,297
US	0.00	—
SCF	50.22	6,349
Other business units	70.31	14,295

Total Group	70.61	143,131

8. Distribution of new hires by age bracket

% of total	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Continental Europe	23.79	44.73	23.50	4.69	3.30
United Kingdom	47.81	28.51	13.39	4.09	6.20
Latin America and other regions	33.84	44.04	15.19	3.49	3.44

Group total	33.67	41.72	16.89	3.87	3.85

9. Distribution of dismissals by gender1

	Men	Woman	Total
Senior officers	68	26	94
Other managers	375	189	564
Managers	3,087	3,681	6,768

Total Group	3,530	3,896	7,426

	Men	Woman	Total
aged <=25	382	492	874
aged 26-35	1,071	1,310	2,381
aged 36-45	884	1,028	1,912
aged 46-50	395	343	738
aged >50	798	723	1,521

Total Group	3,530	3,896	7,426

1.

Dismissal: unilateral termination. decided by the company. of an employment contract not subject to term expiration. The concept includes encouraged redundancies within the context of restructuring processes.

10. External turnover rate by gender1

%	Men	Women	Total
Continental Europe	12.32	12.48	12.41
United Kingdom	16.39	14.17	15.10
Latin America and other regions	17.99	17.01	17.45

Group total	15.70	15.10	15.37

1.	Excludes temporary leaves of absence and transfers to other Group companies.

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Key Metrics

11. External turnover rate by age bracket1

% of total	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Continental Europe	40.01	16.15	8.68	7.46	14.43	12.41
United Kingdom	35.72	15.74	8.75	6.48	10.52	15.10
Latin America and other regions	25.73	17.16	13.72	15.49	21.45	17.45

Group total	29.84	16.75	11.04	10.46	16.31	15.37

1.	Excludes temporary leaves of absence and transfers to other Group companies.

12. Employees average remuneration by gender

	By gender		By professional category
Euros	Men	Women	Senior officers[2]	Others managers	Other employees	Total
Total remuneration (average)[1]	51,855	32,900	418,105	87,167	32,906	41,522
Variación 2018 vs. 2017	0%	4%	3%	-8%[3]	5%	2%

1.	Data at end of 2018. The total remuneration of employees includes annual base salary, pensions and variable remuneration paid in the year.
2.	Includes Group Sr. Executive VP. Executive VP and Vice President.
3.	The variation includes the effect of internal reclassification between the category and the rest of employees carried out in different geographies.
4

The average remunerations for age brackets are not broken down since the employee remuneration criteria are established according to their professional category, job responsibilities and competences. In this sense, age is not a material factor in determining the remuneration of Santander Group employees for the specificities of the financial sector.

13. Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country

% Legal minimum wage
Germany	228.49%
Argentina	336.53%
Brazil	183.12%
Chile	111.63%
US	193.02%
Spain	212.58%
Mexico	130.23%
Poland	107.14%
Portugal	206.90%
UK	102.43%

14. Training

	2018	2017
Total hours of training	6,842,825	8,016,912
% employees trained	100.0	95.9
Total attendees	4,700,013	5,297,451
Hours of training per employee	33.76	39.6
Total investment in training	98,689,210	97,787,322
Investment per employee	486.84	483.5
Cost per hour	14.42	12.2
% female participants	54.4	54.6
% of e-learning training attendees	90.0	48.1
% of e-learning hours	48.1	93.3
Employee satisfaction (up to 10)	8.0	8.1

15. Hours of training by category

	Hours	Average
Senior officers	69,358	35.71
Managers	764,104	33.11
Other employees	6,009,363	33.82

Group total	6,842,825	33.76

16. Hours of training by gender

Average
Men	34.27
Women	33.37

Group total	33.76

73

17. Absenteeism by gender and region1

%	Men	Women	Total
Continental Europe	1.85	4.36	3.18
United Kingdom	3.65	5.14	4.54
Latin America and other regions	3.05	4.22	3.70

Group total	2.64	4.40	3.61

1. Hours missed due to occupational accident. non-work related illness and non-work related accident for every 100 hours worked.

18. Work-related illness rate1, 2

%	Men	Women	Total
Continental Europe	0.07	0.09	0.08
United Kingdom	0.01	0.05	0.03
Latin America and other regions	0.66	0.95	0.83

Group total	0.36	0.53	0.45

1.	Hours missed due to occupational accident involving leave for every 100 hours worked.
2	The frequency and severity of work accidents are not detailed due to the low value they represent.

19. Occupational health and safety

No. of fatal occupational accidents	4
Hours of absenteeism (hours not worked due to common illness and non-work accident) (millions of hours).	10,164,315

Customers

20. Group customers1

Million
Spain	17.3
Portugal	4.9
UK	25.5
Poland	4.5
SCF	19.4
Rest of Europe	0.1

Total Europe	71.7

Brazil	42.1
Mexico	16.7
Chile	3.5
Argentina	3.7
Rest of Latin America	0.9

Rest Latin America	66.9

US	5.2

Total Group	143.8

1.  Figures for total customers; i.e. holders of any product and service with a valid contract. Of the countries in Europe listed, Santander Consumer Finance customers are included in “Rest of Europe” except those of the UK. Canada is included in “Rest of Latin America”.

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Key Metrics

21. Dialogue by channel

	2018	2017	Var.
Branches
Number of branches	13,217	11,920	11%
ATMs
Nº ATMs	38,503	35,700	8%
Digital banking[1]
Users[2]	32.0	25.4	26%
Visits	6,302	4,271	48%
Monetary transactions[3]	1,843	1,129	63%

1.	Santander Consumer Finance not included.
2.	Counts once for users of both Internet and mobile banking.
3.	Millions.

22. Customer satisfaction

% satisfaction among active retail customers	2018	2017	2016
Spain	87.1	85.5	85.0
Portugal	91.3	91.4	91.9
UK	97.0	96.0	96.2
Poland	97.5	95.9	96.0
Brazil	79.6	77.9	74.8
Mexico	97.8	96.4	94.1
Chile	85.8	91.6	95.9
Argentina	83.3	87.1	87.1
US	83.3	81.8	84.6

Total	88.0	88.0	87.5

Source: Corporate benchmarking of experience and satisfaction among active Retail & Commercial banking customers. Based on audited external and local studies developed by well-known vendors (IPSOS, IBOPE,GFK,TNS…) (Data at end 2017, corresponding to survey results in the second half of the year).

23. Total complaints received

	2018	2017	2016
Spain[1]	85,519	107,103	34,920
Portugal	4,298	4,275	5,028
United Kindom[2]	33,797	37,746	39,926
Poland	4,480	4,785	4,501
Brazil[3]	111,829	101,589	88,623
Mexico[4]	60,740	51,895	48,524
Chile[5]	6,171	5,526	5,562
Argentina[6]	5,464	4,372	2,838
US	4,160	4,041	2,477
SCF	29,067	30,126	33,027
Compliance metrics according to Group criteria, homogeneous for all geographies.
It may not match with other local criteria such us Financial Conduct Authority (FCA) in the United Kingdom or in Brazil.

1. Even Popular Bank complaints have been included, in Spain complaints inflow has decreased due to the effects of Supreme Court Ruling related to set up mortgages fees.

2. In UK complaints volumes reduced due to the new approach of complaints management model adopted across all frontline areas, as well as improvements on complaints root cause analysis governance.

3. In Brazil complaints inflows have increased mainly due to fees, charges not recognised, and direct debits.

4. In Mexico complaints are increasing mainly due to fraud cases, especially e-commerce, and debt collecting (REDECO Channel).

5. Chile shows a slight increase mainly due to fraud cases, especially online cases.

6. In Argentina Complaints volumes increased due to fees and fraud cases.

75

Environment and climate change

24. Environmental footprint 2016-20171

	2018	2017	Var. 2017-2018 (%)
Consumption
Water (m3)[2]	2,956,420	2,872,853	2.9
Water (m3/employee)	15.24	14.68	3.8

Normal electricity (millions of kwh)	557	639	-12.8
Green electricity (millions of kwh)	462	473	-2.4
Total electricity (millions of kwh)	1,019	1,112	-8.4
Total internal energy consumption (GJ)	4,314,890	4,522,999	-4.6
Total internal energy consumption (GJ/employee)	22.24	23.11	-3.8
Total paper (t)	16,764	20,010	-16.2

Recycled or certified paper (t)	14,583	16,969	-14.1
Total paper (t/employee)	0.09	0.10	-15.5

Waste
Paper and cardboard waste (kg)[3]	7,656,046	8,972,420	-14.7
Paper and cardboard waste (kg/employee)	39.46	45.84	-13.9
Greenhouse gas emissions
Direct emissions (CO2 teq)[4]	37,635	29,108	29.3
Indirect electricity emissions (CO2 teq)-MARKET BASED[5]	213,815	226,455	-5.6
Indirect electricity emissions (CO2 teq)-LOCATION BASED[5]	354,745	374,346	-5.2
Indirect emissions from displacement of employees (CO2 teq)[6]	124,778	126,287	-1.2
Total emissions (CO2 teq)- MARKET BASED	376,229	381,849	-1.5
Total emissions (CO2 teq/employee)	1.94	1.95	-0.6
Average number of employees	194,027	195,732	-0.9

1.  The scope of the information includes the main operating countries: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom and United States (excluding Puerto Rico and Miami). The data regarding Banco Popular is included in Spain and Portugal in a consolidated manner.

2. Only consumption of mains water is reported.
3. 2017 and 2018 figures do not include waste from Argentina and Brazilian sales network.

4.  These emissions include those arising from the direct consumption of energy (natural gas and diesel) and correspond to Scope 1 defined by the standard GHG Protocol. For the calculation of these emissions, the 2018 DEFRA emission factors have been applied for 2018 emissions and 2017 DEFRA for 2017. The variation is due to the consideration of the emissions derived from the use of own vehicles in Mexico

5.  These emissions include those resulting from electricity consumption and correspond to Scope 2 defined by the standard GHG Protocol. In 2017 and 2018, IEA (International Energy Agency) 2015 emission factors were used.

•  Indirect electricity emissions - Market-based: zero emissions have been considered for green electricity consumed in Germany, Brazil, Spain, UK, USA, which has meant a reduction of 140,762 tons of CO2 equivalent in 2018 and 147,892 in 2017. For the rest of the electric power consumed has been applied the emission factor of the IEA corresponding to each country.

•  Indirect electricity emissions - Location-based: the emission factor of the IEA corresponding to each country has been applied for the totality of electrical energy consumed, regardless of its source of origin (renewable or non-renewable).

6.  These emissions include the emissions generated by employees working at central services of each country as they commute to work in private car, group transport and or by train, and also includes the business travel of employees when travelling in plane or by car. Employee distribution by type of travel has been determined through surveys or other estimates. For the calculation of emissions resulting from the displacement of employees, the 2018 DEFRA conversion factors have been applied for 2018 emissions and 2017 DEFRA for 2017.

•  Employees commuting to work in private car has been estimated with regard solely to the number of parking bays available to employees at the head offices of each country and the consumption mix of petrol/diesel for the vehicle fleet of each country. There is no reported data for employee travel in private vehicles in Argentina, Poland or the United Kingdom because this information is not available.

•  The displacement of employees in group vehicles has been calculated from the average distance travelled by vehicles rented by Santander Group for the group transport of their employees in the following countries: Brazil, Germany, Mexico, Poland Consumer, Portugal, Spain, US, and within central services in Spain (CGS).

•  There is no reported data for business trips made by plane from Poland Geoban or for business travel made by car from Poland Geoban and USA Consumer on account of the information not being available.

•  Emissions deriving from the use of courier services have not been included, nor have those generated by transport of cash or from any other kind of products or services arranged or indirectly generated by the financial services provided.

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Key Metrics

77

Contribution to UN Sustainable Development Goals

All social agents, including companies, have a responsability to contribute to the Sustainable Development Goals (SDG) of the United Nations. We contribute directly to achieving the SDGs through our business activities and also through our community investment programmes.

Main SDGs where Banco Santander’s business activities and community investments have the most weight.

We support the health and well-being of our employees and the communities in which we are present

•  BeHealthy Program: access for employees to information and training to improve and renew healthy living habits. Access to more than 40,000 affiliated health and welfare centers around the world.

We invests more in support for educations than any other private company in the world. And we promote the largest private scholarship program in the world.

•  More than 1,200 universities with which we maintain agreements.

• Support to the community: +1 million people helped through programs designed to address social exclusion and boost the well-being of people.	• More than 70,000 scholarships and grants awarded to students in 2018. The largest private scholarship program in the world.
Santander X, our international university entrepreneurship project, chosen as good practice by the Spanish Network of the Global Compact to achieve the SDGs in 2030.

We promote a diverse and inclusive workforce that reflects society and allows us to face future challenges.

•  New general principles on diversity and inclusion that provide global guidelines and minimum standards.

We have a prepared and committed team that allows us to respond and meet the needs of customers, help entrepreneurs to create businesses and employment, and strengthen local economies.

•  94.6% of employees with a fixed contract

•  54.5% of women in the workforce, 20.5% of women in management positions.

For the second consecutive year, Santander has obtained the highest score among the 230 companies that are part of the Bloomberg Gender-Equality Index.

•  8.6% of the staff promoted.

•  Flexiworking: incorporates multiple conciliation initiatives.

In 2018 we received the Top Employers Europe 2018
certification and occupied one of the first three positions in the ranking of the best financial institutions to work for in Latin
America in 2018, according to Great Place to Work.

We develop products and services for the most vulnerable in society, giving them access to financial services and teaching them how to use these in an appropriate way to manage their finances in the best possible way	We finance SMEs and self-employed professionals who boost local economies, generate wealth and create employment opportunities. • 117,420 million euros in loans to SMEs and the self-employed.
• 160 million euros in loans granted at the end of 2018.
• More than 2,730,000 micro-entrepreneurs helped.	• Agreements with multilateral entities such as the EIB and the CAF to boost financing to SMEs.
The Prospera microfinance program in Brazil, chosen as good practice by the Brazilian Global Compact Network to achieve the SDGs in 2030

•  Global digital solutions that promote connectivity between companies, help export and offer more innovative and
simple platforms to operate.

•  We invest in fintechs that promote financial technology and facilitate access to and use of financial services.

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Contribution to SDGs

We promote sustainable consumption both in our own operations as well as with our clients.

•  Environmental footprint: 25.9% reduction in paper and 13.5% reduction in electricity from 2016 to 2018. In 2018, 53% of the energy consumed by Santander was renewable energy.

We support the fight against climate change and the transition to a low carbon economy. And we commit ourselves to actively contribute to the protection of the environment.
• 6,689 MW of renewable energy financed, equivalent to the consumption of 5.7 million households.

•  Environmental and social risks analysis: 35 projects financed under Equator Principles criteria.

•  Responsible procurement: New principles of responsible behavior of suppliers; 95% Local group’s suppliers

•  Agreements with multilaterals for the financing and development of energy efficiency projects

•  Financing of vehicles with low CO2, electric and hybrid emissions

•  Updated sector policies with new thermal coal prohibitions.

We participate actively and we are part of the main initiatives and working groups at local and international level as an important way to support SDG 17 on partnerships for the goals.

•	World Business Council for Sustainable Development (WBCSD). Our president, Ana Botín, is a member of the executive committee. And we participate in the WBCSD Future of Work initiative, by looking into how to adapt our own business and human resource strategy to evolve with the digital age.

•	Banking Environment Initiative (BEI). We participate in two climate related work streams, the Soft Commodities Compact and the new initiative Bank 2030 which aims to build a roadmap for the banking industry to 2030 seeking to increase the financing to low carbon activites.

•	UNEP Finance initiative. Together with 27 other banks, we promote the principles for responsible banking of the United Nations. We also participated along with other 15 banks in 2018 in the UNEP FI pilot project on implementing the TCFD recommendations for banks.

•	United Nations Global Compact. We are committed to the development of our business activity with the ten principles of the Global Compact and we extend them to our value chain, demanding our suppliers to assume and also comply with them.

•	CEO Partnership for Financial Inclusion. We, along with other 9 companies are part of a private sector alliance for financial inclusion, an initiative promoted by Queen Maxima of the Netherlands, Special Representative of the United Nations to promote Inclusive Financing for development.
•	Principles of Ecuador. We analyze the environmental and social risks of all our financing operations of projects that are under the scope of the principles of Ecuador and participate actively in the evolution of the criteria

•	Principles of Responsible Investment. We manage our pension funds of employees in Spain and Brazil applying criteria of responsible investment.

•	Others include: Wolfsberg Group; Round table on responsible soy; Sustainable livestock working group; CDP (formerly Carbon Disclosure Project); Climate Leadership Council.

UNEP FI – Principles for responsible banking

The Principles provide the banking industry with a single framework that embeds sustainability across all business areas. The Principles align banks with society’s goals as expressed in the Sustainable Development Goals and the Paris Climate Agreement.

Transparency, accountability, governance, target setting and working with all stakeholders towards positive impacts are at the core of the Principles and will help banks increase their contribution to address global challenges.

79

Further information

This Responsible banking chapter constitues the tradictional sustainability report that the Group prepares and is one of the main tools used by the Group to report on sustainability issues.

International standards and response to legislation in preparing this Responsible banking chapter

Santander has relied on internationally recognized standards such as the Global Reporting Initiative (GRI) in the preparation of its successive Sustainability Reports. This chapter has been prepared in accordance with the GRI Standards: Comprehensive option.

Additionally, in this chapter detailed information is provided to respond to the Law 11/2018, which transposes to the Spanish legal order the Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information.

Scope

This chapter is the fifteenth annual document that the Santander Group has published, giving account of its sustainability commitments, and refers to the period from 1 January to 31 December 2018. This report has been verified by PricewaterhouseCoopers Auditores, S.L., and independent firm which also audited the Group’s annual financial statements for the year.

This report also covers the Group’s relevant activities in the geographical areas in which it is present: Continental Europe, the United Kingdom, the United States and Latin America. The economic information is presented according to the definition used by the Group for accounting purposes; the social and environmental information has been prepared according to the same definition, wherever this is available.

Data contained in this chapter covers Banco Santander SA. and subsidiaries (for more information see notes 3 and 52 to the consolidated financial statements and sections 3 and 4 of the economic and financial chapter).

When the limitations and scope of the information, and the changes in criteria applied with respect to the to the 2017 sustainability report are significant, these are reflected in the corresponding section of the report and the GRI Content Index.

Material aspects and stakeholder involvement

The Group maintains active dialogue with its stakeholders in order to identify those issues that concern them. In addition, a survey was conducted to determine the most relevant aspects to be addressed in this sustainability report. The Group also closely monitors the questionnaires and recommendations of the main sustainability indexes (Dow Jones, FTSE4Good, etc.) and the various international sustainability initiatives to which the Group is party, such as the World Business Council for Sustainable Development (WBCSD).

In flagging and identifying content to be included in the report, and in addition to the materiality study conducted, the sustainability context of the Group at both the global and local level was considered. Moreover, and insofar as there was sufficient available information, the impacts both within and outside the Bank were addressed.

The details of this process, as well as the results of the materiality study, can be found on section ‘What our stakeholders tell us’ of this document.

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Non-financial information Law content index

Equivalent table of legal disclosure requirements under Spanish law 11/2018

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators
GRI 102-1
GRI 102-2
	Short description of the Group’s business model (it will include its business environment, its organisation and structure, the markets in which it operates, its objectives and strategies, and the main factors and trends that may affect its future performance).	✓	Pag. 4-9	GRI 102-3 GRI 102-4 GRI 102-6 GRI 102-7 GRI 102-14 GRI 102-15

A description of the policies that the Group applies, which will include: the due diligence procedures applied for the identification, assessment, prevention and mitigation of risks and significant impacts and of verification and control, including the measures in which they have been adopted):

		✓	Principles and governance. Pag. 18-19	GRI 103-2 GRI 103-3
Sustainable finance. Pag. 62-69

The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.

Challenge 2: Inclusive and sustainable growth. Pag. 48-61
		✓	A talented and motivated team. Pag. 28-37	GRI 103-2 GRI 103-3
0. General Information			Principles and governance, Responsible Procurement, Analisis of Social &Environmental pisk management, Pag. 18-19, 46-47, 66-67
	The main risks related to these matters associated with the Group’s activities (business relationships, products or services) that may have a negative effect in these areas, and how the Group manages these risks, explaining the procedures used to detect and assess them in accordance with national, European or international frameworks of reference for each matter. It must include information about the impacts that have been detected, offering a breakdown, in particular of the main risks in the short, medium and long term.	✓	Principles and governance, Responsible procurement, Analisis of Social &Environmental Risk management, Pag. 18-19, 46-47, 66-67	GRI 102-15 GRI 102-30
GRI 102-29 GRI 102-31
			Sustainable finance. Pag. 62-69	GRI 201-2
	Detailed information on the current and foreseeable effects of the activities of the company in the environment and, where appropriate, health and safety, environmental evaluation or certification procedures; the resources dedicated to the prevention of environmental risks; the application of the principle of caution, the amount of provisions and guarantees for environmental risks.			GRI 103-2 (GRI de la dimensión ambiental)
		✓	Environmental footprint. Pag. 69	GRI 102-11 GRI 102-29
			Analysis of environmental and social risks. Pag. 66-67	GRI 102-11
			Provisions and guarantees for environmental risks is not a material aspect of the total provisions of Banco Santander, because the environmental risk associated with its direct activities is small.	—

81

Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators

Contamination:

Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.	✓	Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 302 y 305)

Circular economy and waste prevention and management:

Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions againts food waste.	✓	Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 306) GRI 301-2 GRI 306-1

Sustainable use of resources:

Use and supply of water according to local limitations	✓	Environmental footprint. Pag. 68-69	GRI 303-1

Consumption of raw materials and measures taken to improve the efficiency of its use.	✓	Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 301) GRI 301-1 GRI 301-2

Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies	✓	Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 302) GRI 302-1 GRI 302-3

Climate change:

Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)	✓	Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 305) GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4

Measures taken to adapt to the consequences of climate change	✓	Sustainable finance. Pag. 62-69	GRI 103-2 (GRI 305) GRI 201-2

Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.	✓	Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 305)

Protection of biodiversity:

Measures taken to preserve or restore biodiversity	—	Los impactos causados por las actividades directas de Banco Santader sobre la biodiversidad	—
Impacts caused by the activities or operations of protected areas	—	no son materiales debido a la actividad financiera desarrollada por la entidad.

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	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators
2. Social	Employment:
	Total number and distribution of employees by gender, age, country and professional classification	✓	Key Metrics. Pag. 70	GRI 103-2 (GRI 401) GRI 102-8 GRI 405-1
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.	✓	Key Metrics. Pag. 71	GRI 102-8 GRI 405-1
	Number of dismissals by: gender, age and professional classification.	✓	Key Metrics. Pag. 72	GRI 401-1
	Average remuneration and its progression broken down by gender, age and professional classification	✓	Key Metrics. Pag. 73	GRI 405-2
	Salary gap and remuneration of equal or average jobs in society	✓	Pag. 33	GRI 103-2 (GRI 405) GRI 405-2
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)	✓	Key Metrics. Pag. 73 Corporate governance chapter (pág. )	GRI 102-35 GRI 102-36 GRI 103-2 (GRI 405)
	Implementation of work disconnection policies	✓	A talented and motivated team. Pag. 28-37	GRI 103-2 (GRI 401)
	Employees with disabilities	✓	Key metrics. Pag. 32, 71	GRI 405-1
Organisation of work:
	Organisation of work time	✓	A talented and motivated team	GRI 103-2 (GRI 401)
	Number of absent hours	✓	Key Metrics. Pag. 37, 74	GRI 403-2
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents	✓	A talented and motivated team. Pag. 28, 72	GRI 103-2 (GRI 401)
Health and safety:
	Conditions of health and safety in the workplace	✓	A talented and motivated team. Pag. 28, 72	GRI 102-41
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.	✓	Key Metrics. Pag. 74	GRI 403-2 GRI 403-3
Social relations:
	Organisation of social dialogue (including procedures to inform and consult staff and negotiate with them)	✓	What our stakeholders tell us. Pad. 14-15	GRI 103-2 (GRI 402)
	Percentage of employees covered by collective bargaining agreements by country	✓	Key Metrics. Pag. 28, 72	GRI 102-41
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)	✓	GRI content index.	GRI 403-1 GRI 403-4
Training:
	The policies implemented in the field of training	✓	A talented and motivated team. Pag. 28-37	GRI 103-2 (GRI 404) GRI 404-2
	Total number of hours of training by professional categories.	✓	Key Metrics. Pag. 73	GRI 404-1
Accessibility:
	Universal accessibility of people	✓	Challenge 2: Inclusive and sustainable growth. Pag. 32, 51.	GRI 103-2 (GRI 405)
Equality:
	Measures taken to promote equal treatment and opportunities between women and men, Equality plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures taken to promote employment, protocols against sexual and gender-based harassment, Policy against all types of discrimination and, where appropriate, integration of protocols against sexual and gender-based harassment and protocols against all types of discrimination and, where appropriate, management of diversity	✓	A talented and motivated team. Pag. 28-37 SMEs & job creation. Pag. 28-3	GRI 103-2 (GRI 405 y 406)

83

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators
3. Human Rights	Application of due diligence procedures in the field of Human Rights	✓	Principles and governance, Analisis of Social &Environmental Risk, Responsible Procurement. Pag. 18-19, 66-67.	GRI 102-16 GRI 102-17 GRI 103-2
	Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed	✓	Principles and governance, Responsible Procurement. Analisis of Social &Environmental Risk, Pag. 18-19, 66-67.	(GRI 412) GRI 410-1 GRI 412-1 GRI 412-3
	Complaints about cases of human rights violations	✓	GRI content index. Risk management chapter (p.)	GRI 406-1
	Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organisation regarding respect for freedom of association and the right to collective bargaining.	✓	A talented and motivated team. Pag. 18-19	GRI 103-2 (406, 407, 408 y 409)

4. Fight against corruption	Measures taken to prevent corruption and bribery	✓	Principles and governance, Risk management chapter (p.)	GRI 102-16 GRI 102-17
	Measures to combat money laundering	✓	Principles and governance, Risk management chapter (p.)	GRI 103-2 (GRI 205) GRI 205-1 GRI 205-2 GRI 205-3
	Contributions to non-profit foundations and entities	✓	Community investment. Pag. 58.59	GRI 413-1

Commitments of the company to sustainable development:

	The impact of the company’s activity on employment and local development	✓	SMEs & job creation, Community investment. Pag. 52-53, 58-59

	The impact of the company’s activity on local towns and villages and in the country	✓	SMEs & job creation, Community investment. Pag. 52-53, 58-59

	Relations maintained with the representatives of local communities and the modalities of dialogue with them	✓	What our stakeholders tell us. Pag. 14-15

	Association or sponsorship actions*	✓	Community investment. Pag. 58-59

Outsourcing and suppliers:

	Inclusion of social, gender equality and environmental issues in the procurement policy	✓	Responsible procurement. Pag. 46-47	GRI 103-2, (GRI 204, 308 y 414)

5. Information on the company	Consideration in relations with suppliers and subcontractors of their responsibility	✓	Responsible procurement. Pag. 46-47	GRI 102-9 Cadena de suministro GRI 103-2 (GRI 204, 308 y 414) GRI 204-1 GRI 308-1 GRI 414-1
	Supervision and audit systems and resolution thereof	✓	Responsible procurement. Pag. 13, 46-47	GRI 103-2 (GRI 204)
Consumers:
	Measures for the health and safety of consumers	✓	Responsible Business Practices. Pag. 38-39 Risk management chapter (p.)	GRI 103-2 (GRI 416, 417 y 418) GRI 416-1 GRI 417-1 G4-FS15

	Systems for complaints received and resolution thereof	✓	Responsible Business Practices. Pag. 38-41 Key metrics. Pag. 75. Risk management chapter (p.) GRI content index.	GRI 102-17 GRI 103-2 (GRI 416, 417 y 418) GRI 416-2 GRI 417-2 GRI 418-1

Tax information:

	The profits obtained country by country	✓	Appendix VI in Auditor’s report and annual consolidate accounts (Pág. 289)	GRI 103-2

	Taxes earned on benefits paid	✓	Tax contribution. Pag. 13, 61	(GRI 201)

	Public grants received	✓	GRI content index.	GRI 201-4

Any other relevant information:

*	NB: The data to report this indicator could be quantitative or qualitative

In addition to the contents mentioned in the previous table, the consolidated non-financial information statement of Banco Santander includes the following contents: 102-5, 102-9, 102-10, 102-12, 102-13, 102-18, 102-19, 102-20, 102-21, 102-22, 102-23, 102-24, 102-25, 102-26, 102-27, 102-28, 102-32, 102-33, 102-34, 102-37, 102-40, 102-42, 102-43, 102-44, 102-45, 102-46, 102-47, 102-48, 102-49, 102-50, 102-51, 102-52, 102-53, 102-54, 102-55, 102-56, 201-1, 201-3, 202-1, 202-2, 203-1, 203-2, 206-1, 302-1, 302-3, 307-1, 308-2, 401-2, 402-1, 404-3, 405-2, 411-1, 414-2, 415-1, 417-3, 419-1.

84	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

85

Global Reporting Initiative (GRI) content index

GRI Standards: GENERAL DISCLOSURES

GRI Standard	Disclosure		Page/Omission	Review
GRI 101: FOUNDATION

GRI 102: GENERAL DISCLOSURES
ORGANISATIONAL PROFILE	102-1	Name of the organization	P. 80
	102-2	Activities, brands, products, and services	P. 12-13, 18, 23-24, 25, 26-27, 48-49, 54-55, 56 and 62-65.
	102-3	Location of headquarters	P. 80
	102-4	Location of operations	Table 20 in Key metrics from the chapter Responsinle Banking (P. 74). Annual consolidated accounts.
	102-5	Ownership and legal form	P. 44-45 and 708
	102-6	Markets served	Table 20 in Key metrics from the Responsible Banking chapter (P. 68), P. 13, 38-39, 50-51 and 54-55.
	102-7	Scale of the organization	P. 13, 27, 28 and 44 and tables 1 (p. 70) y 20 (p. 72) in Key metrics
	102-8	Information on employees and other workers	P. 13, 27, 28 and 44 and tables 1 (p. 70) y 20 (p. 72) in Key metrics	[1]
	102-9	Supply chain	P. 46-47.
	102-10	Significant changes to the organization and its supply chain	P. 81
	102-11	Precautionary Principle or approach	P. 13, 27, 28 and 44 and tables 1 (p. 70) y 20 (p. 72) in Key metrics
	102-12	External initiatives	P. 31, 40-41, 46, 50-55 and 65-66
	102-13	Membership of associations	Santander participates in industry associations representing financial activity in the countries where it operates, as the AEB in the case of Spain
STRATEGY	102-14	Statement from senior decision-maker	P. 12, 24 and 57.
	102-15	Key impacts, risks, and opportunities	P. 21, 23, 28-29 42-43, 46-47, 66-69 and p. 214 from the annual consolidated accounts.
ETHICS AND INTEGRITY	102-16	Values, principles, standards, and norms of behavior	P. 20-21, 23, 24-25, 31 and 47.
	102-17	Mechanisms for advice and concerns about ethics	P. 20-21, 25-27, 34-39, 47, 54-59 and 62-66.

86	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

GRI Standard	Disclosure		Page/Omission	Review

GOVERNANCE	102-18	Governance structure	P. 16-17 and Corporate Governance chapter of the annual report.
	102-19	Delegating authority	P. 16-17 and Corporate Governance chapter of the annual report.
	102-20	Executive-level responsibility for economic, environmental, and social topics	P. 16-17 and Corporate Governance chapter of the annual report.
	102-21	Consulting stakeholders on economic, environmental, and social topics	P. 24-25, 32-33, 38 and 43 and Corporate Governance chapter of the annual report. Annual accounts.
	102-22	Composition of the highest governance body and its committees	P.17 and Corporate Governance chapter of the annual report.
	102-23	Chair of the highest governance body	P. 125 and 108-113 from the Corporate Governance chapter of the annual report. Annual accounts
	102-24	Nominating and selecting the highest governance body	P. 138-140 and 156-157 from the Corporate Governance chapter of the annual report. Annual accounts.
	102-25	Conflicts of interest	P. 16, 45, 108, 152, 160-162 from the Corporate Governance chapter of the annual report. Annual accounts.
	102-26	Role of highest governance body in setting purpose, values, and strategy	P. 18-19, 42, 60. P. 116-160 Corporate Governance. Chapter 2 of the Regulations of the Board of Directors of Banco Santander, S.A
	102-27	Collective knowledge of highest governance body	P. 116-127 from the Corporate Governance chapter of the annual report. Annual accounts.
	102-28	Evaluating the highest governance body’s performance	P. 108-111, 140, 146 from the Corporate Governance chapter of the annual report.Annual accounts.
	102-29	Identifying and managing economic, environmental, and social impacts	P. 66. Annual accounts.
	102-30	Effectiveness of risk management processes	P. 18-19, 42-43 and 66-67.
	102-31	Review of economic, environmental, and social topics	Risk manegement chapter of the annual accounts.
	102-32	Highest governance body’s role in sustainability reporting	Santander´s Board approved this report on February, 26th 2019 related to 2018 period (p. 24-25 from the 2018 Annual report, and p. 108 from the Corporate Governance Chapter of the Annual Report published in 2019).
	102-33	Communicating critical concerns	Annual accounts.
	102-34	Nature and total number of critical concerns	P. 18, 42-43, 66-67.
	102-35	Remuneration policies	P. 31 and 33. P. 186-192 from the Corporate Governance Chapter of the Annual Report
	102-36	Process for determining remuneration	P. 31 and 33. P. 180 and 224 from the Corporate Governance Chapter of the Annual Report. Report of the remuneration committee
	102-37	Stakeholders’ involvement in remuneration	P. 31 and 33. P. 180 and 224 from the Corporate Governance Chapter of the Annual Report. Report of the risk, supervision, regulation and compliance committee
	102-38	Annual total compensation ratio	Confidential information	NO
	102-39	Percentage increase in annual total compensation ratio	Confidential information	NO
STAKEHOLDER ENGAGEMENT	102-40	List of stakeholder groups	P. 13-14, 26-27 and 80.
	102-41	Collective bargaining agreements	P. 26-27 and 54.
	102-42	Identifying and selecting stakeholders	P. 14-15 and 26-27.
	102-43	Approach to stakeholder engagement	P. 26, 40-41 and 80 and table 22 in Key Metrics (p. 73).
	102-44	Key topics and concerns raised	P. 14-17, 22-23 and 48-49.

87

GRI Standard	Disclosure		Page/Omission	Review
REPORTING PRACTICE	102-45	Entities included in the consolidated financial statements	P. 80. Annual accounts.
	102-46	Defining report content and topic Boundaries	P. 15 and 80.
	102-47	List of material topics	P. 15
	102-48	Restatements of information	P. 80
	102-49	Changes in reporting	P. 80
	102-50	Reporting period	P. 80
	102-51	Date of most recent report	P. 80
	102-52	Reporting cycle	P. 80
	102-53	Contact point for questions regarding the report	P. 709
	102-54	Claims of reporting in accordance with the GRI Standards	P. 80
	102-55	GRI content index	GRI Content Index (p. 86-102).
	102-56	External assurance	P. 80. Independent verification report.

88	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

GRI Standards: Topic-specific disclosures

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review

ECONOMIC STANDARDS

ECONOMIC PERFORMANCE
		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (P. 87-99)		—
			103-2 The management approach and its components	P. 13 and column “Page/Omission” of the GRI 201: Economic Performance” (p. 87)		—
			103-3 Evaluation of the management approach	P. 13 and column “Page/Omission” of the GRI 201: Economic Performance” (p. 87)		—

				€ million	2018
				Economic value generated[1]	48,329
				Gross income	48,424
				Net loss on discontinued operations	0
				Gains/(losses) on disposal of assets not classified as non-current held for sale	28
				Gains/(losses) on disposal of assets not classified as discontinued operations	-123
				Economic value distributed	28,711
				Dividends[3]	3,292
				Other administrative expenses (except taxes)	8,489
				Personnel expenses	11,865
				Income tax and other taxes[2]	4,886
				CSR investment	179
			201-1 Direct economic value generated and distributed	Economic value retained (economic value generated less economic value distributed)	19,618	Group

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 201: ECONOMIC PERFORMANCE

1.  Gross income plus net gains on asset disposals.

2.  Only includes income tax on profits accrued and taxes recognised during the period. The chapter on Community Investment provides additional information on the taxes paid.

3.  In addition to the EUR 3,392 million, EUR 132 million were allocated in shares to shareholders in the framework of the shareholder compensation scheme (Santander Dividendo Election) approved by shareholders’ general meeting of 23th March 2018. According to this, the Bank has offered the possibility of getting an amount in cash or in new shares that is equivalent to the second interim dividend for the year 2018. This figure does not come directly from consolidated annual accounts, otherwise turning to a specifically created detail to monitor the remuneration of the shareholder. This detail can be included at the beginning of chapter 4, “Distribution of the Bank’s results, shareholders remuneration system and benefit per share”, section a).

			201-2 Financial implications and other risks and opportunities due to climate change	P. 18, 49, 62-69. Table 24 in Key metrics (p. 74).		Group	[2]

			201-3 Defined benefit plan obligations and other retirement plans	The liability for provisions for pensions and similar obligations at 2017 year-end amounted to EUR 5.558 million. Endowments and contributions to the pension funds in the 2017 financial year have amounted to EUR 371 million. The detail may be consulted in Auditor´s report and annual consolidated accounts.		Group

			201-4 Financial assistance received from government	The Bank has not received significant subsidies or public aids during 2017. The detail may be consulted in Auditor´s report and annual consolidated accounts.		Group

89

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review

MARKET PRESENCE

Attracting and retaining talent / Diversity / Community investment	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (P. 86-102)	—
			103-2 The management approach and its components	P. 24-25 and column “Page/Omissionn” of the GRI 201: Economic Performance (p. 90).	—
			103-3 Evaluation of the management approach	P. 24-25 and column “Page/Omissionn” of the GRI 201: Economic Performance (p. 90).	—
		GRI 202: MARKET PRESENCE	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Table 13 in Key metrics (P. 73).	Group	[3]
			202-2 Proportion of senior management hired from the local community	The Group Corporate Human Resources Model aims to attarct and retain the best professionals in the countries in which it operates. Table 7 in Key metrics (p. 71)	Gruop excluding USA

INDIRECT ECONOMIC IMPACT

Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15, columna “Cobertura del tema material” del Índice de contenidos GRI (P. 86-102).	—
			103-2 The management approach and its components	P. 54-59.	—
			103-3 Evaluation of the management approach	P. 54-59.	—
		GRI 203: INDIRECT ECONOMIC IMPACT	203-1 Infrastructure investments and services supported	P. 56, 58-59.	Group
			203-2 Significant indirect economic impacts	P. 56, 58-59.	Group

PROCUREMENT PRACTICES

Ethical behaviour and risk management	External	GRI 103: ENFOQUE DE GESTIÓN	103-1 Explanation of the material topic and its boundary	P. 14-15, columna “Cobertura del tema material” del Índice de contenidos GRI (P. 89-101).	—
			103-2 The management approach and its components	P. 46-47	—
			103-3 Evaluation of the management approach	P. 46-47	—
		GRI 204: PROCUREMENT PRACTICES	204-1 Proportion of spending on local suppliers	P. 46-47	Group	[8]

ANTI-CORRUPTION

Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Corporate governance- transparency	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15, columna “Cobertura del tema material” del Índice de contenidos GRI (P. 86-102).	—
			103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 and 47.	—
			103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 and 47.	—
		GRI 205: ANTI- CORRUPTION	205-1 Operations assessed for risks related to corruption	Risk management chapter	Group
			205-2 Communication and training about anti-corruption policies and procedures	Risk management chapter	Group
			205-3 Confirmed incidents of corruption and actions taken	Risk management chapter	Group	[6]

90	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review

ANTI-COMPETITIVE BEHAVIOR

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 ,47 and column “Page/Omission” of the GRI 206: Anti-competitive Behaviour (p. 91).	—
			103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 ,47 and column “Page/Omission” of the GRI 206: Anti-competitive Behaviour (p. 91).	—
		GRI 206: ANTI- COMPETITIVE BEHAVIOUR	206-1 Legal actions for anti- competitive behavior, anti-trust, and monopoly practices

After an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on 13 February 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine. The Italian Competition Authority has imposed to Banca PSA Italia a fine of € 6.077.606 as part of an investigation against the Captive Banks, Assofin and Assilea. According to the decision, the Captive Banks, Assofin and Assilea ran an unlawful cartel from 2003 to April 2017, aimed at exchanging sensitive commercial information in the car financing market in Italy, in order to restrict competition for the sale of financed cars, in violation of Article 101 TFEU. The decision will be appeal. Further information on litigation and other Group contingencies can be found in the Auditor’s Report and Annual Accounts

					Group	[5]

ENVIRONMENTAL STANDARDS

MATERIALS

Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 62, 63, 64, 66, 68-69.	—
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66, 68-69.	—
		GRI 301: MATERIALS	301-1 Materials used by weight or volume	P. 69 and table 24 de Principales métricas (P. 76).	Group	[4]
			301-2 Recycled input materials used	The percentage of the environmentally- friendly paper consumption with respect to the total consumption is 86%. This percentage includes both recycled and certified paper	Group	[4]
			301-3 Reclaimed products and their packaging materials	Not applicable due to the type of Group financial activity	Group	NO

91

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
ENERGY

Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 12-13 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	—
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	—
		GRI 302: ENERGY	302-1 Energy consumption within the organization	P. 69 and Table 24 in Key metrics (p. 76)	Group	[4]
			302-2 Energy consumption outside of the organization	Not available	Group	NO
			302-3 Energy intensity	Table 24 in Key metrics (p. 76)	Group	[4]
			302-4 Reduction of energy consumption	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available	Group	NO
			302-5 Reductions in energy requirements of products and services	Not applicable due to the type of Group financial activity	Group	NO

WATER

Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-101)	—
			103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	—
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	—
		GRI 303: WATER	303-1 Water withdrawal by source	P. 69 and Table 24 in Key metrics (p. 76)	Group	[4]
			303-2 Water sources significantly affected by withdrawal of water	Not applicable due to the type of Group financial activity	Group	NO
			303-3 Water recycled and reused	Not applicable due to the type of Group financial activity	Group	NO

BIODIVERSITY

Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	—	NO
			103-2 The management approach and its components	Not material	—	NO
			103-3 Evaluation of the management approach	Not material	—	NO
		GRI 304: BIODIVERSITY	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Not material	Group	NO
			304-2 Significant impacts of activities, products, and services on biodiversity	Not material	Group	NO
			304-3 Habitats protected or restored	Not material	Group	NO
			304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	Not material	Group	NO

92	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
EMISSIONS

Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-101)	—
			103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	—
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	—
		GRI 305: EMISSIONS	305-1 Direct (Scope 1) GHG emissions	P. 69 and Table 24 in Key metrics (p. 76)	Group	[4]
			305-2 Energy indirect (Scope 2) GHG emissions	P. 69 and Table 24 in Key metrics (p. 76)	Group	[4]
			305-3 Other indirect (Scope 3) GHG emissions	P. 69 and Table 24 in Key metrics (p. 76)	Group	[4]
			305-4 GHG emissions intensity	Table 24 in Key metrics (p. 76)	Group	[4]
			305-5 Reduction of GHG emissions	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available	Group	NO
			305-6 Emissions of ozone- depleting substances (ODS)	Not applicable due to the type of Group financial activity	Group	NO
			305-7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not applicable due to the type of Group financial activity	Group	NO

EFFLUENTS AND WASTE

Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p.86-101)	—
			103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	—
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	—
		GRI 306: EFFLUENTS AND WASTE	306-1 Water discharge by quality and destination	Not applicable due to the type of Group financial activity	Group	NO
			306-2 Waste by type and disposal method	P. 69 and Table 24 in Key metrics (p. 76)	Group	[4]
			306-3 Significant spills	Not applicable due to the type of Group financial activity	Group	NO
			306-4 Transport of hazardous waste	Not applicable due to the type of Group financial activity	Group	NO
			306-5 Water bodies affected by water discharges and/or runoff	Not applicable due to the type of Group financial activity	Group	NO

ENVIRONMENTAL COMPLIANCE

Ethical behaviour and risk management/ Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-101)	—
			103-2 The management approach and its components	P. 32-33	—
			103-3 Evaluation of the management approach	P. 32-33	—
		GRI 307: ENVIRONMENTAL COMPLIANCE	307-1 Non-compliance with environmental laws and regulations	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditors’ report and annual consolidated accounts.	Group	[5]

SUPPLIER ENVIRONMENTAL ASSESSMENT

Ethical behaviour and risk management	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 46-47	—
			103-3 Evaluation of the management approach	P. 46-47	—
		GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT	308-1 New suppliers that were screened using environmental criteria	P. 46-47	Group	[8,9]
			308-2 Negative environmental impacts in the supply chain and actions taken	P. 46-47	Group	[8,9]

93

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
SOCIAL STANDARDS

EMPLOYMENT
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 27-28 and 56	—
			103-3 Evaluation of the management approach	P. 27-28 and 56	—
		GRI 401: EMPLOYMENT	401-1 New employee hires and employee turnover	P. 27-28 and 56 and Tables 10 and 11 in Key metrics (p. 70-72)	Group
			401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Benefits detailed in p. 26-29 are regarding only full-time employees	Group
			401-3 Parental leave	Not available	Group	NO

LABOUR/MANAGEMENT RELATIONS

Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	Column “Page/Omission” of the GRI 402: Labor/Management relations” (p. 94)	—
			103-3 Evaluation of the management approach	Column “Page/Omission” of the GRI 402: Labor/Management relations” (p. 94)	—
		GRI 402: LABOR/ MANAGEMENT RELATIONS	402-1 Minimum notice periods regarding operational changes	Santander Group has not established any minimum period to give prior notice relating to organisational changes different from those required by law in each country	Group

OCCUPATIONAL HEALTH AND SAFETY
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 34 y column “Page/Omission” of the GRI 403: Occupational Safe and Safety (p. 85)	—
			103-3 Evaluation of the management approach	P. 36 y column “Page/Omission” of the GRI 403: Occupational Safe and Safety (p. 87)	—
		GRI 403: OCCUPATIONAL HEALTH AND SAFETY	403-1 Workers representation in formal joint management–worker health and safety committees	In Banco Santander S.A, the percentage of workforce represented in the Health and Safety Committee in 100%	Banco Santander S.A. and SCF
			403-2 Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	P. 36 and Tables 17, 18 and 19 in Key metrics (p. 73)	Group	[1]
			403-3 Workers with high incidence or high risk of diseases related to their occupation	There have not been identified work posts with high risk of desease	Group	NO
403-4 Health and safety topics covered in formal agreements with trade unions

Formal agreements with unions take into account issues concerning the health of workers and occupational health and safety, such as health monitoring and check-ups, both periodic for all workers and for workers returning from prolonged sick leave

Banco Santander S.A. and SCF

94	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review

TRAINING AND EDUCATION

Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 26,28-29. Column “Page/Omission” of the GRI 404: Training and education (p. 95)	—
			103-3 Evaluation of the management approach	P. 26,28-29. Column “Page/Omission” of the GRI 404: Training and education (p. 95)	—
		GRI 404: TRAINING AND EDUCATION	404-1 Average hours of training per year per employee	P. 30-31 and tables 14, 15 and 16 in Key metrics (p. 72-73)	Group
404-2 Programs for upgrading employee skills and transition assistance programs

Banco Santander in Spain offers programmes for skills management and lifelong learning that support the employability of their employees once they have finished their carrers or have been affected by collective redundancies. P. 28 y 30-31 and table 14 in Key metrics (p. 72)

Banco Santander S.A.
			404-3 Percentage of employees receiving regular performance and career development reviews	P. 28-29. Regular performance and career development reviews are received by the 100% of the employees	Group
DIVERSITY AND EQUAL OPPORTUNITY

Attracting and retaining talent / Diversity / Incentives tied to ESG criteria	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (P. 86-102).	—
			103-2 The management approach and its components	P. 32-33	—
			103-3 Evaluation of the management approach	P. 32-33	—
		GRI 405: DIVERSITY AND EQUAL OPPORTUNITIES	405-1 Diversity of governance bodies and employees	P. 18-19, 25, 32-33 and Tables 1, 3 and 6 in Key metrics (p. 70-71)	Group
			405-2 Ratio of basic salary and remuneration of women to men	P.33	Group	NO
NON-DISCRIMINATION

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (P. 86-102).	—
			103-2 The management approach and its components	P. 28-29 y 56.	—
			103-3 Evaluation of the management approach	P. 28-29 y 56.	—
		GRI 406: NON- DISCRMINATION	406-1 Incidents of discrimination and corrective actions taken	Risk management chapter	Group	[6]

FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING

Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	—
			103-2 The management approach and its components	Not material	—
			103-3 Evaluation of the management approach	Not material	—
		GRI 407: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Not material	Group	NO
CHILD LABOR

Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	—
			103-2 The management approach and its components	Not material	—
			103-3 Evaluation of the management approach	Not material	—
		GRI 408: CHILD LABOR	408-1 Operations and suppliers at significant risk for incidents of child labor	Not material	Group	NO

95

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
FORCED OR COMPULSORY LABOR

Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	—
			103-2 The management approach and its components	Not material	—
			103-3 Evaluation of the management approach	Not material	—
		GRI 409: FORCED OR COMPULSORY LABOR	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Not material	Group	NO

SECURITY PRACTICES

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	Column “Page/Omission” of the GRI 410: Security Practices (p. 96)	—
			103-3 Evaluation of the management approach	Column “Page/Omission” of the GRI 410: Security Practices (p. 96)	—
		GRI 410: SECURITY PRACTICES	410-1 Security personnel trained in human rights policies or procedures	Santander requires to its Safety Services suppliers during the hiring process compliance with Human Rights Regulations	Banco Santander S.A.

RIGHTS OF INDIGENOUS PEOPLES

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 12-13 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 66 and Column “Page/Omission” of the GRI 411: Rights of Indigenous People (p. 96)	—
			103-3 Evaluation of the management approach	P. 66 and Column “Page/Omission” of the GRI 411: Rights of Indigenous People (p. 96)	—
		GRI 411: RIGHTS OF INIDGENOUS PEOPLE	411-1 Incidents of violations involving rights of indigenous people	The Bank ensures, through social and environmental risk assessments in their financing operations under the Equator Principles, that no violations of the indigenous peoples’ rights occur in such operations.	Group	[2,10]

HUMAN RIGHTS ASSESSMENT

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	Column “Page/Omission” of the GRI 412: Human Rights assessment (p. 96)	—
			103-3 Evaluation of the management approach	Column “Page/Omission” of the GRI 412: Human Rights assessment (p. 96)	—
		GRI 412: HUMAN RIGHTS ASSESSMENT	412-1 Operations that have been subject to human rights reviews or impact assessments	All the Bank’s financing operations under the Equator Principles are subject to social and environmental risk assessments (which includes human rights aspects). In 2018, a total of 35 operations were evaluated in this respect.	Group	[10]
			412-2 Employee training on human rights policies or procedures	Not available	Group	NO
			412-3 Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	A new supplier certification policy was approved in 2018. This policy includes an annex with the “principles of responsible conduct for suppliers”. These principles are mandatory for all the Bank’s suppliers and include, among others, human rights aspects.		[2]

96	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
LOCAL COMMUNITIES

Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p.86-102)
			103-2 The management approach and its components	P. 54-59 and 62-63
			103-3 Evaluation of the management approach	P. 54-59 and 62-63
		GRI 413: LOCAL COMMUNITIES	413-1 Operations with local community engagement, impact assessments, and development programs	The Santander Group has several programmes in its ten main countries aim to encourage development and participation of local communities, in which it is carried out an assessment on people helped, scholarships given through agreement with Universities, among others. Moreover, in the last years the Group has developed different products and services offering social and/or environmental added value adapted to each country where Santander developes its activities. P. 54-59 y 56-57.	Group	[11]
			413-2 Operations with significant actual and potential negative impacts on local communities	Not available	Group	NO

SUPPLIER SOCIAL ASSESSMENT

Control and management of risks, ethics and compliance	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 46-47	—
			103-3 Evaluation of the management approach	P. 46-47	—
		GRI 414: SUPPLIER SOCIAL ASSESSMENT	414-1 New suppliers that were screened using social criteria	P. 46-47	Group	8 9
			414-2 Negative social impacts in the supply chain and actions taken	P. 46-47	Group	8 9

PUBLIC POLICY

Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 and 47 and column “Page/Omission” of the GRI 415: Public Policy (p. 97)	—
			103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 and 47 and column “Page/Omission” of the GRI 415: Public Policy (p. 97)	—
		GRI 415: PUBLIC POLICY	415-1 Political contributions	The vinculation, memebership or collaboration with political parties or with other kind of entities, institutions os associations with public purposes, as well as contributions or services to them, should be done in a way that can assure the personal character and that avoids any involvement of the Group, as indicated in Santander Group General Code of Conduct	Group	[2]

CUSTOMER HEALTH SAFETY

Products and services that are transparent and fair		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 38-41	—
			103-3 Evaluation of the management approach	P. 38-41	—
		GRI 416: CUSTOMER HEALTH AND SAFETY	416-1 Assessment of the health and safety impacts of product and service categories

The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products (p. 38-41)

Group
			416-2 Incidents of non- compliance concerning the health and safety impacts of products and services	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditors’ report and annual consolidated accounts.	Group	[5]

97

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review

MARKETING AND LABELING

Products and services that are transparent and fair	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 38-41	—
			103-3 Evaluation of the management approach	P. 38-41	—
		GRI 417: MARKETING AND LABELING	417-1 Requirements for product and service information and labeling	The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products (p. 38-41). In addition, the Bank is member of the Association for Commercial Self- Regulation (Autocontrol) assuming the ethical commitment to be responsible regarding the freedom of commercial communication	Group	[7]
417-2 Incidents of non-compliance concerning product and service information and labeling

A fine of 120.000 euros imposed by the Instituto Vasco de Consumo for an alleged abuse of the clause of expenses of mortgage loan contracts by the Bank. The decision has been appealed. A fine of 4.5 million euros imposed by Bank of Spain for breaches relating to the content and delivery of contractual and pre-contractual information of contracts with mortgage guarantee and in relation to the collection of commissions and roundings, by the former Banco Popular A fine of 4.5 million euros imposed by the CNMV for the undue collection of incentives derived from investments in foreign and domestic collective investment schemes by the Bank. Moreover, the information regarding litigation and the Group’s other contingencies is provided in the auditor’s report and annual accounts.

					Group	[5]
417-3 Incidents of non- compliance concerning marketing communications

In Spain, the Bank forms part of the Spanish Advertising Association (AEA). It is also a member of the Association for the Self-regulation of Commercial Communication, which in turn is a member of the European Advertising Standards Alliance. On November 20 2018, SC and the CFPB resolved an investigation of SC’s marketing of gap waiver coverage – a product that provides coverage for the amount of the outstanding automobile loan in the event of a total loss of the vehicle (through accident or theft) where the insurance proceeds are less than the amount owed on the vehicle at the time of the loss — and disclosures associated with loan deferrals and extensions pursuant to a Consent Order which requires SC to (1) pay approximately $2 million in customer remediation; (2) a civil monetary penalty of $2.5 million; and waive approximately $7.2 million of balances. Information on litigation and other Group contingencies can be found in Auditors’ report and annual consolidated accounts.

					Group	[5]

CUSTOMER PRIVACY

Measures taken for customer satisfaction	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 38-41	—
			103-3 Evaluation of the management approach	P. 38-41	—
		GRI 418: CUSTOMER PRIVACY	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditors’ report and annual consolidated accounts.	Group	[5]

98	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
SOCIOECONOMIC COMPLIANCE

Products and services that are transparent and fair / Ethical behaviour and risk management	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	—
			103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 and 47.and column “Page/Omission” of the GRI 419: Socioeconomic Compliance (p. 99)	—
			103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 and 47.and column “Page/Omission” of the GRI 419: Socioeconomic Compliance (p. 99)	—
		GRI 419: SOCIOECONOMIC COMPLIANCE	419-1 Non-compliance with laws and regulations in the social and economic area	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditors’ report and annual consolidated accounts.	Group	[5]

99

GRI Standards-financial services sector disclosures

Identified material aspects	Material aspect boundary	G4 Standard	Disclosure	Page/Omission	Scope	Review
FINANCIAL SERVICES SECTOR DISCLOSURES

PRODUCT PORTFOLIO

Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and servicies offering social and environmental added value	Internal and external	FS1	Policies with specific environmental and social components applied to business lines	P. 18-19	Group
		FS2	Procedures for assesign and screening environmental and social risks in business lines	P. 18-19, 38-41 and 66.	Group
		FS3	Processes for monitoring clients´ implementation of and compliance with environmental and social requirements included in agreements of transactions	P. 18-19, 38-41 and 66.	Group
		FS4	Process(es) for improving staff competency to implement the environmentas and social policies and procedures as applied to business lines

To raise awareness and transmit the policies content, the Bank has continued with its employee training and awareness campaigns. The latest was a video tutorial explaining the process of adaptation for the sector-specific policies and involving those from the Bank who are ultimately responsible for this area

Group
		FS5	Interactions with clients/ investees/business partners regarding environmental and social risks and opportunities	P. 20-21 and 45	Group
		FS6	Percentage of the portfolio for business lines by specific region, size (e.g. micro/ SME/large) and by sector	P. 38-41	Group
		FS7	Moneraty value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	P. 50-54	Group
		FS8	Monetary value of products and servicies designed to deliver a specific environmental benefit foir each business line broken down by purpose	P. 50-54	Group

100	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Identified material aspects	Material aspect boundary	G4 Standard	Disclosure	Page/Omission	Scope	Review
AUDIT
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	FS9	Coverage and frequency of audits to assess implementation of environmental and social policies and risk assessment procedures	The Group’s Internal Audit Area conducts a bi-annual review of the sustainability function to assess, among other aspects, the degree of compliance with the Social and Environmental Responsibility Policies, which include both the revision of the Equator Principles and other additional procedures of risk assessment on specific sectors. The last one was carried out in 2016	Group

ACTIVE OWNERSHIP

Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and services offering social and environmental added value	Internal	FS10	Percentage and number of companies held in the instituition´s portfolio with which the reporting organization has interacted on environmental or social issues	P. 66	Group	[10]
		FS11	Percentage of assets subject to positive and negative environmental or social screening	P. 66	Group	[10]
		FS12	Voting policy(ies) applied to environmental or social issues for shares over which the reporting organization hold the right to vote shares pr advises on voting

The Santander Group has no voting policies relating to social and/or environmental matters for entities over which acts as an advisor. The Santander Employees Pension Fund does have a policy of formal vote in relation to social and environmental aspects, for shareholder meetings of the entities over which it has voting rights

Group
		FS13	Access points in low-populated or economically disadvantaged areas by type	P. 54	Group
		FS14	Initiatives to improve access to financial services for disadvantaged people	P. 48-50 and Table 21 in Key metrics (p. 75)	Group
		FS15	Policies for the fair design and sale of financial products and services	P. 38-41	Group
		FS16	Initiatives to enhance financial literacy by type of beneficiary	P. 38-41	Group

101

Reviewed content according to described scope. The independent verification report is included in p. 103-105 of this chapter.
NO	Non reviewed content.
1.	Only information regarding owned employees is disclosed.
2.	Only qualitative information is disclosed.
3.	Not broken down by gender.
4.	The scope and limitations of this indicator are described on p. 57.
5.	Information is provided on accounting provisions for claims of any type and over €60,000.
6.	Information is provided on the total number of complaints channels, for any reason.
7.	Information about each type of products and services is not detailed.
8.	Data refers exclusively to centralised purchases data in Aquánima.
9.	Only total amount of approved suppliers is included.
10.	Information is only provided on the number of project finance deals of Santander’s Bank, which have been analysed regarding social and environmental risks in Equator Principles’ frame.
11.	Information is provided on programmes and their direct impacts of the ten main countries of the Group, instead on centers.

102	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Independent verification report

Independent verification report

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT VERIFICATION REPORT

To the shareholders of Banco Santander, S.A.:

Pursuant to Article 49 of the Code of Commerce, we have verified, under a limited assurance scope, of the “Responsible Banking” chapter, which corresponds to the accompanying Consolidated Non-Financial Information Statement (“CNFS”) for the year ended 31 December 2018 of Banco Santander, S.A. and subsidiaries (hereinafter “Banco Santander”) which forms part of Banco Santander’s consolidated management report.

The content of the consolidated management report includes additional information to that required by current non-financial reporting regulations which has not been covered by our verification work. In this respect, our work has been restricted solely to verifying the information identified in the table “Non-financial information Law content index” included in the consolidated management report.

Responsibility of the Board of Directors

The preparation of the CNFS included in Banco Santander’s consolidated management report and the content thereof are the responsibility of the Board of Directors of Banco Santander, S.A. The CNFS has been drawn up in accordance with the provisions of current commercial legislation and with the Sustainability Reporting Standards of the Global Reporting Initiative (“GRI Standards”) described in accordance with the Comprehensive Option and the “Financial Services” Sector Supplement, in line with the details provided for each matter in the tables “Non-financial information Law content index” and “GRI Content Index” included in the consolidated management report.

This responsibility also includes the design, implementation and maintenance of the internal control considered necessary to allow the CNFS to be free of any immaterial misstatement due to fraud or error.

The directors of Banco Santander, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the CNFS is obtained.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants (“IESBA”) which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory provisions.

The engagement team has been formed by professionals specialising in non-financial information reviews and specifically in information on economic, social and environmental performance.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, P° de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87. 250-1, folio 75, tomo 9. 267, libro 8. 054, sección 3[a]

Inscrita en el R.O.A.C. con el número S0242—ClF: B-79 031290

103

Our responsibility

Our responsibility is to express our conclusions in an independent limited verification report based on the work carried out in relation solely to fiscal year 2018. The data relating to previous years were not subject to current commercial legislation. Our work has been carried out in accordance with the requirements laid down in the current International Standard on Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and with the Guidelines for verification engagements on non-financial statements issued by the Spanish Institute of Auditors (“Instituto de Censores Jurados de Cuentas de Espana”).

In a limited assurance engagement, the procedures performed vary in terms of their nature and timing of execution, and are less extensive than those carried out in a reasonable assurance engagement. Accordingly, the assurance obtained is substantially lower.

Our work has consisted of posing questions to Management and several Banco Santander units that were involved in the preparation of the CNFS, In the review of the processes for compiling and validating the information presented in the CNFS, and in the application of certain analytical procedures and review sampling tests, as described below:

•

Meetings with Banco Santander personnel to ascertain the business model, policies and management approaches applied, the main risks related to these matters and to obtain the information required for the external review.

•

Analysis of the scope, relevance and integrity of the contents included in the CNFS for 2018, based on the materiality analysis carried by Banco Santander and described in section “What our stakeholders tell us” of the consolidated management report, considering the content required under current commercial legislation.

•	Analysis of the procedures used to compile and validate the information presented in CNFS for 2018.

•	Review of information concerning risks, policies and management approaches applied in relation to material issues presented in the CNFS for 2018.

•	Verification, through sample testing, of the information relating to the content of the CNFS for 2018 and its adequate compilation using data supplied by the Banco Santander’s sources of Information.

•	Obtainment of a management representation letter from the Directors and Management.

Conclusions

Based on the procedures performed and the evidence we have obtained, no matters have come to light that might lead us to believe that of the “Responsible Banking” chapter, which corresponds Banco Santander’s CNFS, for the year ended 31 December 2018 has not been prepared, in all its significant aspects, in accordance with the provisions of current commercial legislation and the Sustainability Reporting Standards of the Global Reporting Initiative (“GRI Standards”) following the Comprehensive Option and the “Financial Services” Sector Supplement, described in accordance with the details provided for each matter in tables “Non-financial information Law content index” and “GRI Content Index” included in the consolidated management report.

104	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

Use and distribution

This report has been drawn up in response to the requirement laid down in current Spanish commercial legislation and therefore might not be suitable for other purposes or jurisdictions.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones

28 February 2019

105

Corporate governance

106	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

107

1. Overview of corporate governance in 2018

Redesigned corporate governance report

On 12 June 2018, the Spanish National Securities Market Commission (CNMV) approved new formats for the annual corporate governance and remuneration reports required for listed Spanish companies and, more importantly, allowed companies to draft their reports in a free format.

This welcome regulatory flexibility, together with the fresh look that we have given to this 2018 consolidated directors’ report (see introduction to this report on page 2) has led to a new approach being adopted for the 2018 corporate governance report which now consists in this chapter in the consolidated directors’ report.

Key to understanding the changes:

•	In this 2018 corporate governance report, we have opted to follow a free format.

•	This has allowed us in this 2018 corporate governance report to merge (1) the summary content that we typically included in the annual report and (2) the legally required content for the corporate governance report proper.

•	With the purpose of providing a holistic view of our corporate governance practices in one single document, we have also included in this 2018 report the content that was previously set out in the reports on the activities of our board of directors’ committees (see sections 4.4 to 4.7).

•	This year’s report also includes (1) the annual report on directors’ remuneration that we are required to prepare and submit to a non-binding vote at our annual general shareholders’ meeting (AGM), (see section 6 ‘Remuneration’) and, (2) our directors’ remuneration policy, (see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’ at our 2019 AGM). These were published previously separately but there was significant overlap with the corporate governance report.

•	Therefore, we now publish in a single document the content that was previously included in at least five documents covering the same subject matter.

It is important to point out that the new format does not imply a reduction in the information we provide. It simply presents it in a more rational and organised manner. To achieve this, the 2018 corporate governance report does not fully diverge from its previous format:

•	Section 9.1 ‘Reconciliation to CNMV’s corporate governance report model’ and section 9.4 ‘Reconciliation to CNMV’s remuneration report model’ include cross references to where information can be found in this chapter or elsewhere in this annual report for each section of the corporate governance and remuneration reports in CNMV’s prescribed format.

•	Moreover, we have traditionally filled in the ‘comply or explain’ section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, have included in section 9.3 ‘Cross-reference table for comply or explain in corporate governance recommendations’ a chart with cross-references showing where the information supporting each response can be found in this 2018 corporate governance chapter or elsewhere in this consolidated directors´report.

1.1 Refreshing the board

Continued board composition improvement

Throughout 2018, we continued to refresh and strengthen our board, reflecting our strong commitment to ensuring balance and diversity. The main board changes were as follows:

Mr Álvaro Cardoso de Souza was appointed as an independent director at our 2018 AGM. He filled the vacancy left by executive director Mr Matías Rodríguez Inciarte.

Mr Álvaro Cardoso de Souza strengthens the international diversity of the board and brings to it his strong industry experience, which also reinforces the overall risk management and accounting skills within the board. This experience was acquired in an international environment considered strategic for our Group, as he has held different executive positions at Citibank and several listed companies in Brazil.

•	Mr Henrique de Castro has been proposed by the board of directors for election at our 2019 AGM as new independent director to fill the vacancy left by Mr Juan Miguel Villar Mir on 1 January 2019.

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Overview of corporate governance in 2018

Mr Henrique de Castro brings to the board his sound experience in the technological and digital industry along with significant experience in the US market, which he has acquired through top positions held in companies such as Yahoo! Inc. and Google, Inc.

•	Mr José Antonio Álvarez, who continues as our Chief Executive Officer (CEO), has been appointed executive vice chairman of the board on 15 January 2019. Mr Guillermo de la Dehesa, in turn, continues as director but ceased to be vice chairman on that date.

Changes	Stepping down from role	Taking up role
Increase in independent directors	Mr Matías Rodríguez Inciarte	Mr Álvaro Cardoso de Souza

Refreshment of independent directors	Mr Juan Miguel Villar Mir	Mr Henrique de Castro

Refreshment of vice chairman	Mr Guillermo de la Dehesa	Mr José Antonio Álvarez

Board committees

Our board has also made changes to the composition of its committees, in order to continue strengthening their performance and support to the board in their respective areas, according to the best international practices and internal rules and regulations.

The changes effected are:

•	Executive committee: Ms Belén Romana became a member of the committee on 1 July 2018, increasing the number of independent directors in the committee.

•	Appointments committee: Mr Ignacio Benjumea left the committee on 1 July 2018, differentiating the composition of the appointments committee from the remuneration committee, in line with best practices.

•	Risk supervision, regulation and compliance committee: Mr Álvaro Cardoso de Souza became a member of the committee on 23 April 2018 and subsequently was appointed as its chairman on 1 October 2018. Mr Bruce
Carnegie-Brown, the former chairman, left the committee on 1 January 2019, following a suitable transition period. Mr Guillermo de la Dehesa left the committee on 1 July 2018.

•	Innovation and technology committee: Mr Rodrigo Echenique Gordillo and Ms Esther Giménez-Salinas i Colomer left the committee on 1 July 2018.

•	The new responsible banking, sustainability and culture committee was established, appointing Mr Ramiro Mato García-Ansorena as chairman and Ms Ana Botín-Sanz de Sautuola y O’Shea, Ms Belén Romana García, Ms Homaira Akbari, Ms Sol Daurella Comadrán, Ms Esther Giménez-Salinas i Colomer and Mr Ignacio Benjumea Cabeza de Vaca as members. On 24 July 2018 Mr Álvaro Cardoso de Souza was appointed also member of this committee.

1.2 New responsible banking, sustainability and culture committee

Our board has created a responsible banking, sustainability and culture committee to help the Group progress towards its goal of being a more responsible Bank.

The committee’s purpose is to assist our board in pursuing and reviewing the corporate culture and values and to advise on its relations with the various stakeholders, especially employees, customers and communities in which our Group carries out its activities.

The committee will also supervise the way in which the Group manages business responsibly and how we are helping people and businesses prosper.

For further information see ‘Responsible banking, sustainability and culture committee’ in section 4.3 of this chapter and the ‘Responsible banking’ chapter.

1.3 Achieving our 2018 priorities

The 2017 annual report disclosed our corporate governance goals and priorities for 2018. The following chart describes how we have delivered on each priority.

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2018 goals	How we have delivered

Board refreshment

Strengthen the composition of the board of directors, showing commitment to international diversity, especially from the strategic markets in which the Group operates, and ensure a suitable composition of the committees to improve performance of their functions and their respective areas of action.

Throughout 2018, significant work has been carried out to ensure that the overall composition and skills of our board of directors and board committees are appropriate. Desired areas of experience were identified and incorporated into board succession and recruitment planning overseen by the appointments committee.

Mr Álvaro Cardoso de Souza’s appointment has further strengthened the board’s international diversity, specifically in relation to Latin America / Brazil.

Section 1.1 ‘Refreshing the board’ describes other changes and improvements made to the composition of our board and board committees.

In addition, the tenure of board members remained a key area of focus, ensuring that an appropriate balance between board refreshment and retaining continuity and stability was achieved. Our appointments committee also assessed the composition of the board committees to ensure continuity of effectiveness, skillset, experience, overall stability and appropriate distribution of workload following the creation of the responsible banking, sustainability and culture committee.

Boardroom Further improve the independence of the board by increasing the number of meetings between the independent board members and the lead independent director.	The number of private meetings between independent directors and the lead independent director was increased, scheduled at regular intervals throughout the year.

Board dynamics

Intensify the board’s dedication to strategic matters and, in addition to the specific annual meeting dedicated specifically to strategic matters, hold a meeting every six months on the progress of the strategic plan. Dedication to the supervision of emerging risks and cybersecurity will also be strengthened.

Our board reviews the progress of the strategic plan on a regular basis in line with the established priority, and held its annual Strategy Day in June 2018.

Our board has focused closely on emerging risks, including cybersecurity risks. Our Group chief risk officer reports to the board on a monthly basis on all risks and the Group cybersecurity officer reports on cybersecurity matters on a quarterly basis.

Board committees Continue strengthening the functions and activities of the committees in advising and supporting the board.

All board committee functions are under constant review to ensure that all matters reviewed by the board have been previously assessed and challenged by the appropriate board committee(s). In addition, the main issues addressed by our committees are disclosed to our board as part of the report made by the relevant committee chair to the board in each meeting.

Responsible banking, sustainability and culture committee

Establish the new responsible banking, sustainability and culture committee. Intensify the board’s involvement in the development of corporate culture and its commitment to responsible business practices in relation to diversity, inclusion and sustainability.

Our responsible banking, sustainability and culture committee has been set up in June 2018. See section 1.2 ‘New responsible banking, sustainability and culture committee’. The committee’s key areas include whistleblowing, corporate culture, disclosure of the Bank’s approach to tax and the Bank’s approach to various stakeholders; in addition to the oversight and scrutiny of how the Bank is fulfilling its purpose, including tackling issues such as financial exclusion, providing green finance and supporting small- and medium-sized enterprises. The committee operates in full coordination with the risk supervision, regulation and compliance committee given convergence of responsibilities.

Regulatory framework

Execute the modifications introduced in the Rules and regulations of the board, putting into practice the best operating practices of our governance bodies that arise from the new guidelines issued by the European Banking Authority (EBA) and the European Securities and Markets Authority (ESMA), and also meet the expectations of the supervisor.

Various actions have been taken: our audit committee has carried out a final assessment of the external auditor’s performance in relation to the audit of the annual financial statements, as well as an annual assessment of the internal audit function and the performance of the head of this function. The supervisory role of our risk supervision, regulation and compliance committee has been strengthened with regard to risk and compliance functions. The composition of the appointments committee has been modified in line with best practices.

1.4 Continued improvement in corporate governance

We have a strong commitment to continuously strengthening our corporate governance framework and further improving its soundness and effectiveness in the coming years. This is key to successfully fulfilling our mission of becoming a more responsible Bank in an era of disruption, and to our success in tackling the many challenges that face us in today´s digital world.

That is why, on top of delivering on our 2018 priorities and the other enhancements mentioned above, we have continued to work on improvements on corporate governance:

•	Greater transparency. As mentioned in the ‘Introduction’ to this consolidated directors’ report and in the introduction of this Corporate governance chapter, in 2018 we have taken a significant leap forward in terms of improved disclosure in corporate governance and generally.

•	Further insight into the skills of our directors. In our 2017 annual report we took the step of identifying each director in our board skills matrix. In this report, we have further revised

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Overview of corporate governance in 2018

the matrix, adding new skills that have become relevant to our shareholders and ourselves (such as responsible banking and sustainability, human resources, talent, culture and remuneration), covering thematic skills, horizontal skills and diversity separately and including board tenure side-by-side for a clearer and more complete view. See ‘Board skills and diversity matrix’ in section 4.2. In addition, we have highlighted key skills attributed to each director in their profiles under section 4.1 ‘Our directors’.

•	Moving to full gender equality at board level. On 26 February 2019 our board took the significant step of replacing our already achieved target of 30% of women representation in our board to a gender equality target that we will seek to achieve by 2021. This new gender equality target will mean that our board will strive to have a presence of women in the board of 40% to 60%. See section 4.2 ‘Board composition’ .

•	Reflecting our good long-standing practices in our Rules and regulations of the board. We have in many respects gone beyond our own board rules in adopting best practices in corporate governance. From time to time, we amend our Rules and regulations of the board to embed those practices more formally. These are just the latest examples:

•	Reflecting in our Rules and regulations of the board the full independence of our audit committee. Since 2005, we have gone beyond what our Rules and regulations of the board require by having an audit committee composed entirely of independent directors. On 26 February 2019 our board decided to build that practice into a rule by amending our Rules and regulations of the board. See section 4.3 ‘Board functioning and effectiveness’.

•	The transferring of main responsibility for corporate governance to our appointments committee. The strong oversight of our appointments committee on board effectiveness has meant that it has increasingly dealt with corporate governance-related matters beyond effectiveness. On 26 February 2019 our board, following best practices, decided to broaden the mandate of our appointments committee in corporate governance matters and has correspondingly reduced that of the risk supervision, regulation and compliance committee. In addition, given his particular involvement in corporate governance of our lead director, engagement with shareholders and appointments issues, the board has also expressly provided in the Rules and regulations of the board for his membership of the appointments committee. See ‘Rules and regulations of the board’ in section 4.3.

1.5 Priorities for 2019

Our board’s priorities on corporate governance for 2019 are the following:

•	Responsible banking will be a higher priority than ever. Our culture and corporate values are essential for long term value creation. For these purposes we will focus on:

•	Overseeing our business practices to ensure they are sound and responsible and how we engage with all our stakeholders.

•	Strong governance in decisions relating to sustainability and responsible banking, as well as transparency and disclosure of our non-financial information (environmental, social, prevention of corruption and bribery, ethics, etc.) will be also key for our responsible banking, sustainability and culture committee.

•	Strategy: in the complex environment of today´s financial markets, the success of the Bank requires:

•	The understanding that innovation and digital/technological transformation are a catalyst in our business model and strategy, turning technology challenges into opportunities.

•	In addition to the close monitoring of emerging and geopolitical risks.

•	Engagement with investors and other stakeholders, closely monitored by:

•	Providing tailored feedback to all of stakeholders through, among others, the leadership of the lead independent director and one-to-one meetings, and meeting their expectations with transparency and reliability. Listening and giving voice to investors will enable the Bank to deliver better long term returns.

•	Leveraging on the implementation of the European Union shareholders’ rights directive and other legislation to enhance and encourage stakeholder relations.

•	Diversity in the boardroom: a strong and unbreakable commitment with broader diversity will remain a focus for our board and our appointments committee. The updated board skills and diversity matrix mentioned above will allow any gender and/or other types of imbalance to be addressed. Diversity is not a box to be ticked but a strategy for our success.

•	Ongoing board refreshment with an appropriate and diverse composition of our board and board committees, in addition to a balanced tenure within the board, will remain a priority for the coming years.

•	Compensation effectiveness: our board and the remuneration committee will continue to focus on shaping compensation structures and schemes for our executives, according to our corporate culture and values, while driving them towards alternative performance metrics.

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2. Ownership structure

•	Broad, widely distributed and well balanced shareholder base

•	A single class of shares

•	No takeover defences in our Bylaws

•	Authorised capital in line with best practices, providing the necessary flexibility

2.1 Share capital

Our share capital is represented by ordinary shares with a par value of 0.50 euros each. All shares belong to the same class and carry the same rights, including as to voting and dividend.

There are no outstanding bonds or securities convertible into shares, other than the contingent convertible preferred securities (CCPPS) referred to in the next section 2.2 ‘Authority to increase capital’.

At 31 December 2018, the Bank had a share capital of EUR 8,118,286,971 represented by 16,236,573,942 shares.

In 2018, the share capital was altered only once through the capital increase made on 6 November 2018 as part of the Santander scrip dividend programme. A total of 100,420,360 new shares were issued representing 0.62% of the share capital at 31 December 2018.

We have a broad, widely distributed and balanced shareholder structure. At 31 December 2018, the total number of Santander shares owned or represented by shareholders was 4,131,489 and the distribution by type of investor, continent and size of shareholding was as follows:

Type of investor	% of share capital
BoardA	1.13%
Institutional	59.11%
Retail	39.76%

Total	100%

A.

Shares owned or represented by directors. For further details on shares owned and represented by directors, see ‘Tenure, committee membership and equity ownership’ in section 4.2 and subsection A.3 in section 9.2 ‘Statistical information on corporate governance required by CNMV’.

Continent	% of share capital
Europe	77.29%
Americas	21.63%
Rest of the world	1.08%

Total	100%

Size of shareholding	% of share capital
1-3,000	9.44%
3,001-30,000	17.19%
30,001-400,000	11.60%
Over 400,000	61.77%

Total	100%

2.2 Authority to increase capital

Under Spanish law, the authority to increase share capital rests with the general shareholder’s meeting (GSM). However, our GSM may delegate to our board of directors the authority to approve or execute capital increases. Our Bylaws are fully aligned with Spanish law, and do not establish any different conditions for share capital increases.

At 31 December 2018, our board of directors has been authorised by the GSM to approve or execute the following capital increases:

•	Authorised capital to 2021: At our 2018 AGM, our board was authorised to increase share capital on one or more occasions and at any time by up to EUR 4,034,038,395.50 (or approx. 8,000 million shares representing approximately 49.70% of the share capital at 31 December 2018). This authority was granted for three years (i.e. until 23 March 2021).

The authority can be used for issuances for a cash consideration, with or without pre-emptive rights for shareholders, and for capital increases to back any convertible bonds or securities issued under the authority granted to our board by the 2015 GSM to issue convertible bonds and securities.

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The issuance of shares without pre-emptive rights under this authority is capped at EUR 1,613,615,358 (20% of capital at the time of the 2018 AGM or approx. 3,227 million shares representing approximately 19.88% of the share capital at 31 December 2018). This limit applies also to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).

This authority has not been used to date except in connection with the issuances of CCPS of 8 February 2019 mentioned below.

•	Capital increases approved for contingent conversion of CCPS: We have issued contingent convertible preferred securities that qualify as additional tier 1 instruments for regulatory capital purposes and which would convert into newly-issued shares if the CET1 ratio fall below a pre-established threshold. Each of these issuances is therefore backed by a capital increase approved under the authority to increase capital granted by the GSM to our board in force at the time of the CCPS issuance. The following chart shows the CCPS in circulation at the time of preparing this corporate governance report, with details of the capital increases backing them. The execution of these capital increases is therefore contingent and has been delegated to the board of directors.

Issues of contingent convertible preferred securities

Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion	Maximum number of shares in case of conversionA
12/03/2014	EUR 1,500 million	6.25% for the first five years	If, at any time, the CET1 ratio of the Bank or the Group is less than 5.125%	345,622,119
19/05/2014	USD 1,500 million	6.375% for the first five years		228,798,047
11/09/2014	EUR 1,500 million	6.25% for the first seven years		299,401,197
25/04/2017	EUR 750 million	6.75% for the first five years		207,125,103
29/09/2017	EUR 1,000 million	5.25% for the first six years		263,852,242
19/03/2018	EUR 1,500 million	4.75% for the first seven years		416,666,666
08/02/2019	USD 1,200 million	7.50% for the first five years		388,349,514

A.

The figure corresponds to the maximum number of shares that could be required to cover the conversion of the relevant CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any anti-dilution adjustments and the resulting conversion ratio).

•	Annual delegation to execute a capital increase (which is nearing expiry and will not be renewed): As has occurred every year in the recent past, at our 2018 AGM, our board was delegated the power to execute a capital increase with pre-emptive rights for shareholders of EUR 500 million (or 1,000 million shares). Our board has not exercised this delegated power to date and the agreement will expire on the anniversary of our 2018 AGM (i.e. 23 March 2019). Our board will not propose the same delegation of power at our 2019 AGM in line with best practices in this area and the fact that the desired flexibility to increase capital is achieved with the authorised capital referred to above, which is consistent with those best practices.

2.3 Significant shareholders

At 31 December 2018, no shareholder of the Bank individually held more than 3% of its total share capital (which is the significant threshold generally established under Spanish regulations for a significant holding in a listed company to be disclosed)1. Our Bylaws do not include any specific provisions for significant holdings.

While at 31 December 2018 certain custodians appeared in our register of shareholders as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of which exceed that threshold individually. These custodians are State Street Bank and Trust Company (13.091%), The Bank of New York Mellon Corporation (8.853%), Chase Nominees Limited (6.695%), EC Nominees Limited (3.958%) and BNP Paribas (3.791%).

In addition, BlackRock Inc. had as of that date informed CNMV of its significant holding of voting rights in the Bank (5.585%) but had noted in its communications that the corresponding shares were being held for the account of a number of mutual funds or other investment entities, none of which exceeded 3% individually.

Throughout 2018 BlackRock Inc. informed CNMV of the following movements regarding its voting rights in the Bank: 23 April, decrease below 5%, 8 May, increase above 5%, 24 July, decrease below 5%, 3 August, increase above 5%, and 11 December, decrease below 5%. In addition, the asset manager Capital Research and Management Company notified CNMV that on 21 March 2018 it had increased its voting rights above 3%, and on 9 August 2018 that it had decreased it below 3%. The website of CNMV contains the aforementioned notices.

It should be noted that there may be some overlap in the holdings declared by the above mentioned custodians and asset manager.

1.

At 31 December 2018 neither our shareholders registry nor CNMV’s registry showed any shareholder resident in a tax haven with a shareholding of 1% or higher of our share capital (which is the other threshold applicable under Spanish regulations).

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While there are currently no shareholders qualifying as a significant shareholder, it should be noted that our Bylaws and Rules and regulations of the board provide an appropriate system for vetting and approving related party transactions as indicated in section 4.8 ‘Related-party transactions and conflicts of interest’ .

2.4 Shareholders’ agreements

In February 2006, a shareholders’ agreement was entered into by various persons linked to the Botín-Sanz de Sautuola y O’Shea family whereby a syndicate was created with respect to the Bank’s shares. CNMV was informed of the execution of this agreement and the subsequent amendments made by the parties, and this information can be found on CNMV website2. There have been no amendments in financial year 2018.

The main provisions of the agreement are the following:

•	Transfer restrictions: except when the transferee is also a party to the agreement or the Fundación Botín, any transfer of the Bank’s shares expressly included in the agreement requires prior authorisation from the syndicate meeting, which may be granted or denied freely; and

•	Voting syndicate: under the agreement, the parties undertake to syndicate and pool the voting rights attached to their shares in the Bank, so that these rights may be exercised, and, in general, the syndicate members will act towards the Bank in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation established by the syndicate. This syndication and pooling of voting rights covers not only the shares expressly attached to the syndicate under the agreement but also any voting rights attached to other Bank shares held either directly or indirectly by the parties to the agreement, and any other voting rights assigned thereto, for as long as they hold those shares or are assigned those rights. For this purpose, representation of the syndicated shares is attributed to the chair of the syndicate, who shall be the chairman of the Fundación Botín (currently Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea). Ms Ana and Mr Javier Botín-Sanz de Sautuola y O’Shea are siblings.

The initial term of the agreement ends on 1 January 2056, but it will be automatically extended for further 10-year periods unless terminated by one of the parties with 6-months prior notice before the end of the initial term or the end of one of the extension periods. The agreement may only be terminated by unanimous agreement of all the syndicated shareholders.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.273% of its share capital at the end of 2018). In addition, as established in the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the parties to the agreement, or whose voting rights are attributed to them, from time to time. Accordingly, at 31 December 2018, a further 39,057,250 shares (0.241% of the Bank’s share capital at such date) were also included in the syndicate. The total number of shares subject to the shareholders’ agreement was 79,798,339, representing 0.491% of the Bank’s share capital at such date.

Subsection A.7 of section 9.2 ‘Statistical information on corporate governance required by CNMV’ shows the list of parties to the shareholders´ agreement.

2.5 Treasury shares

Our current treasury share policy was approved by our board on 23 October 2014, following recommendations published by CNMV in this respect. The policy provides that treasury share transactions shall have the following objectives3:

•	To provide liquidity or a supply of securities, as applicable, in the market for the Bank’s shares, giving depth to such market and minimising possible temporary imbalances in supply and demand.

•	To take advantage, for the benefit of shareholders as a whole, of situations of share price weakness in relation to medium-term performance prospects.

The policy further establishes that treasury share transactions may not be carried out for the purpose of intervening in the free formation of prices. Therefore, it requires that:

•	Orders to buy should be made at a price not higher than the greater of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The highest price contained in a buy order of the order book.

•	Orders to sell should be made at a price not lower than the lesser of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The lowest price contained in a sell order of the order book.

Transactions with treasury shares are carried out by the Investments and Holdings department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective Chinese walls, preventing it from receiving any inside or relevant information.

Trading in treasury shares was last authorised at our 2018 AGM. This authorisation has a validity of five years (i.e. until 23 March 2023) and permits the acquisition of treasury shares provided that the shares held at any point in time do not exceed the legal limit provided for under the Spanish Companies Act (currently, 10% of the Bank’s share capital).

The authorization further requires that acquisitions are made at a price that is not lower than the nominal value of the shares and does not exceed the last trading price in the Spanish market for a transaction in which the Bank was not acting for its own account by more than 3%.

We are proposing to our 2019 AGM the renewal of this authorization. See section 3.5 ‘Our coming 2019 AGM’.

At 31 December 2018, the Bank and its subsidiaries held 12,249,652 shares representing 0.075% of our share capital at that date (compared to 3,913,340 at 31 December 2017, representing 0.024% of our Bank’s share capital).

2.

For more information about this shareholder agreement, see material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703 and 226968 filed in CNMV on 17 February 2006, 3 June 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015 and 29 July 2015, respectively and also can be found on the Group’s website.

3.

The policy focuses on the discretionary trading of treasury shares. The policy applies partially to trading of treasury shares linked to customer activities, such as market risk hedging and brokerage activities, or hedging for customers.

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Ownership structure

The following chart summarises the monthly average percentages of treasury shares between 2018 and 2017.

Monthly average percentages of treasury sharesA

% of the Bank’s share capital at month end

	2018	2017
January	0.04%	0.05%
February	0.03%	0.02%
March	0.02%	0.01%
April	0.04%	0.01%
May	0.05%	0.02%
June	0.07%	0.03%
July	0.07%	0.07%
August	0.07%	0.10%
September	0.07%	0.09%
October	0.07%	0.08%
November	0.07%	0.07%
December	0.07%	0.05%

A.	Monthly average of daily positions of treasury shares.

In 2018, trading of treasury shares by the Bank and its subsidiaries involved:

•	The purchase of 206,780,988 shares equivalent to a par value of EUR 103,4 million (cash amount of EUR 1,026.4 million) at an average purchase price of EUR 4.96 per share;

•	The sale of 198,444,971 shares equivalent to a par value of EUR 99.2 million (cash amount of EUR 988.3 million) at an average price of EUR 4.98 per share; and

•	A net loss for the Group of EUR 118,080 that has been recognised in the Group’s equity under shareholders’ equity-reserves.

The following chart reflects the significant changes in treasury stock during the year, which have been communicated to CNMV.

Notification date	Total of acquired direct shares	Total of acquired indirect shares	Total % of share capitalA
04/04/2018	128,699,007	32,857,278	1.002%
29/06/2018	76,457,880	8,469,406	0.526%

A.	Percentage calculated with the existing share capital at the date of the notification.

2.6 Stock market information

Markets

The Bank’s shares are listed on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia, with trading symbol SAN), the New York Stock Exchange (NYSE) (in the form of American Depositary Shares, ‘ADS’, with trading symbol SAN and where each ADS represents one share of the Bank), the London Stock Exchange (in the form of Crest Depositary Interests, ‘CDI’, with trading symbol BNC and where each CDI represents one share of the Bank) and the Warsaw

Stock Exchange (with trading symbol SAN). They also trade on the unsponsored Sistema Internacional de Cotizaciones of the Mexican Stock Exchange (with trading symbol SANN).

From July 2018 to early 2019, the number of secondary listings was streamlined and the Bank’s shares were delisted from the Buenos Aires, Milan, Lisbon and São Paulo stock exchanges. In Mexico the Bank shares have been delisted from the Índice de Precios y Cotizaciones and listed in the above mentioned Sistema Internacional de Cotizaciones.

Share price performance

Markets ended 2018 much lower, after a start to the year with rises driven by the positive impact of the US’s tax reform. This positive environment, however, dissipated in the following months because of greater volatility in stock markets mainly due to: (i) the political uncertainty in Italy and Brazil; (ii) the lack of agreement over Brexit; (iii) the increase in financial tensions in developing countries because of the dollar’s appreciation, after the Fed raised its interest rates and the European Central Bank (ECB) continued its policy of monetary normalisation and announced the end of quantitative easing and (iv) the escalation of trade tensions between US and China and its possible impact on confidence and the global economy. Fears of slowdown in the global economy, coupled with the partial shutdown of the US government, intensified the fall in shares in the last part of the year.

In this context, the main indices and the Santander share ended lower. The Santander share was down 27.5% at EUR 3.973, while Euro Stoxx Banks and Stoxx Banks fell 33.3% and 28.0%, respectively. The Spanish market Ibex 35 benchmark index declined 15.0%, the DJ Stoxx 50 13.1% and the MSCI World Banks 19.7%. Santander’s total shareholder return was 24.3% negative.

Market capitalisation and trading

As of 31 December 2018, Santander was the largest bank in the eurozone by market capitalisation (EUR 64,508 million) and 16th in the world. A total of 19,040 million Santander shares were traded during 2018 for an effective value of EUR 95,501 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 118% in 20184).

The Santander share

	2018	2017
Shares (million)	16,236.6	16,136.2
Price (EUR)
Closing price	3.973	5.479
Change in the price	-27.5%	+12.3%
Maximum for the period	6.093	6.246
Date of maximum for the period	26/01/18	08/05/17
Minimum for the period	3.800	4.838
Date of minimum for the period	27/12/18	02/01/17
Average for the period	4.844	5.562
End-of-period market capitalisation (million)	64.508	88.410
Trading
Total volume of shares traded (million)	19,040	20,222
Average daily volume of shares traded (million)	74.7	79.3
Total cash traded (EUR million)	95,501	113,665
Average daily cash traded (EUR million)	374.5	445.7

4.	Total volume of shares traded over average number of shares in issue.

115

3. Shareholders. Engagement and shareholders meeting

•	One share, one vote, one dividend

•	No takeover defences in our Bylaws

•	High participation and engagement of shareholders in our AGM

3.1 Shareholder engagement

The Bank is at the forefront of the best practices in engagement with shareholders and institutional investors, focusing in earning their lasting loyalty and driving profitability and sustainable growth to their investments, in a Simple, Personal and Fair way and according to our corporate culture and values.

We consider transparency is vital to gain trust among our shareholders and other stakeholders and we take a proactive approach to align our reporting and disclosure with their expectations.

We engage with investors actively, fairly and transparently in the following ways:

•	Annual engagement through the AGM. We consider our AGM as the most important annual corporate event for our shareholders.

For that reason we strive to encourage the assistance and informed participation of our shareholders wherever they are based. See ‘Participation of shareholders at the GSM’ in section 3.2.

With that aim we have adopted measures to facilitate the participation of shareholders in the AGM. In addition to make available to them the relevant information as required by law, we answer in writing all requests that shareholders send before the AGM in connection with the agenda. See ‘Right to receive information’ in section 3.2.

Furthermore, during the AGM the chairman informs in sufficient detail on the most relevant developments of the Group’s corporate governance, occurred during the year, supplementing the written information made available in the corporate governance report, and addresses any questions that the shareholders may pose verbally during the course of the general shareholders’ meeting in connection with the matters included in the agenda. When it is impossible to satisfy the shareholder’s right during the course of the meeting, and in the case of those requests made by remote attendees at the meeting, the appropriate information is provided in writing within seven days after the end of the AGM.

The chairmen of the audit, appointments and remuneration committees also report to the AGM on the tasks of those committees, supplementing the committees activities annual reports which are now included in this Corporate governance chapter.

We also broadcast our GSMs live on our corporate website. This allows non-attending shareholders, other investors and stakeholders in general to be fully informed of the discussions and results.

The record quorum and outstanding voting results in our 2018 AGM show the importance we put on engagement through our GSMs. See section 3.4 ‘2018 AGM’.

•	Quarterly results presentations. Each quarter we hold a results presentation on the same day we disclose those results. The results presentation can be followed live, via conference call or webcast.

The corresponding financial report and results presentation material are available that day before the market opens. During the conference call it is possible to ask questions or send them via email to: investor@gruposantander.com.

Our last event has been on 30 January 2019, when the 2018 Results Presentation took place. During 2018, the first, second and third quarter results presentations took place on 24 April, 25 July and 31 October, respectively.

•	Investor and strategy days. We also organise investor and strategy days. These events allow our senior management to lay out our strategy for investors and stakeholders in a broader context than what results presentations typically allow. These events also allow investors to have direct interaction with senior management and some of our directors, something we see as increasingly important as a way to further underscore the strength of our board. In line with CNMV recommendations, announcements of meetings with analysts and investors and the documentation to be used at those meetings are published in advance by the Bank. The Bank has already announced that its next investor day will take place on 3 April 2019 in London[5].

5.	The information that will be made available in the investor day is not incorporated by reference in this annual report nor otherwise considered to be a part of it.

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Shareholders. Engagement and shareholders meeting

•	Lead independent director engagement with key investors. Our lead independent director, Mr Bruce Carnegie-Brown, maintains regular contact with investors and shareholders in Europe and North America, particularly during the months prior to our AGM, allowing us to gather their insights and to form an opinion about their concerns, especially in connection with our corporate governance. As he is also chairman of the appointments and the remuneration committees, he is well suited to provide all the perspectives on the governance of the Group and get in detail investors sentiment and views. During 2018 and early 2019 he met with 30 investors in 7 different cities totalling a 22% of our share capital. The contribution of our lead independent director in incorporating international best practices, developing relations with institutional investors and providing them tailored feedback is highly valued by the other directors in our annual board self-assessment.

•	Investor roadshows. Our Investors Relations department is in constant contact with our investors, analysts and other stakeholders, seeking direct contact to provide all-round discussion on shareholder value, on covering also improvements to governance and remuneration structures and sustainability matters.

During 2018 they had 1,134 contacts with 678 different institutional investors. Those included roadshows, 1 on 1 and group meetings and telephone calls. The team reached 33.62% of our share capital, that is more than 50% of the capital held by institutional investors.

•	Shareholder and Investor Relations team. As part of our exercise of openness towards our retail shareholders, during 2018 we held 252 events where they were informed about the latest results and the Group´s strategy, as well as the evolution of the share. Our Shareholders team has personally attended to 16,943 shareholders who represent 6.55% of the Bank´s share capital in different roadshows and 1 on 1 group meetings.

To comply with our commitment to transparency and information, our Shareholder and Investor Relations team offers numerous attention channels. In 2018, we responded to 166,149 queries received via our shareholder helplines, mailboxes and WhatsApp and achieved a 98% recommendation score in the satisfaction surveys carried out. New in 2018, and in line with our digital transformation and Simple, Personal and Fair culture, we launched a ‘Virtual Customer’ channel where shareholders can hold one-on-one meetings with the Shareholder and Investor Relations team using their mobile devices.

•	Proxy advisors, environment, social and governance (ESG) analysts and other influencers. We have for a long time recognised the importance and value for our investors that can be obtained by seeking an open dialogue with corporate influencers such as proxy advisors and ESG analysts. Ensuring our priorities and messages are well understood by those players translates into better communication to the end investors that look to them for advice or counsel.
•	Respect of fair disclosure principles. All our interactions with investors, analysts and other stakeholders follow the principle of fair disclosure and CNMV’s guidelines in this respect. Therefore, material information on our financial performance and prospects and other similarly relevant information is only disclosed in the types of interaction mentioned above or in other analysts meetings for which we announce the fact that the meeting will take place and publish the documentation that will be used, according to CNMV´s recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals. The purpose of other interactions is therefore to better explain the public information available to all investors and be able to directly address and understand areas of interest or concern.

Our policy for communicating with shareholders, institutional investors and proxy advisors establishes the rules and applicable practices in this respect, is respectful of market abuse regulations and dispenses similar treatment to all shareholders. The policy is published on the Bank´s corporate website.

3.2 Shareholder rights

Our Bylaws provide for only one class of shares (ordinary shares), granting all holders the same rights. Each Santander share entitles the holder to one vote.

The Bank does not have any defensive mechanisms in the Bylaws, fully conforming to the principle of one share, one vote, one dividend.

In this section we highlight certain key features available to our shareholders.

No restrictions on voting rights or on the free transfer of shares in our Bylaws

There are no legal or bylaw restrictions on the exercise of voting rights except for those resulting from the failure to comply with applicable regulations as indicated below.

There are no non-voting or multiple-voting shares, or shares giving preferential treatment in the distribution of dividends, or shares that limit the number of votes that can be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

There are no restrictions on the free transfer of shares other than the legal restrictions indicated in this section.

The transferability of the shares is not restricted by our Bylaws or in any other manner other than by the application of legal and regulatory provisions. Likewise, there are no bylaw restrictions on the exercise of voting rights (except where an acquisition has been made in breach of legal or regulatory provisions).

Further, the Bylaws do not include any neutralisation provisions (as these are referred to in Spanish Securities Market Law), which apply in the event of a tender offer or takeover bid.

117

Please also note that the shareholders’ agreement referred to in section 2.4 ‘Shareholders’ agreements’ contains transfer and voting restrictions on the shares subject to that agreement.

Legal and regulatory restrictions on the acquisition of significant holdings

These legal and regulatory provisions apply mainly because of the Bank’s presence in regulated sectors (which implies that the acquisition of significant holdings or influence is subject to regulatory approval or non-objection) and its status as a listed company (which implies that a tender offer or takeover bid for the Bank’s shares must be made for the acquisition of control and other similar transactions).

The acquisition of significant ownership interests is regulated mainly by:

•	Regulation (EU) 1024/2013 of the Council of 15 October 2013, conferring specific tasks on the ECB relating to the prudential supervision of credit institutions;

•	Spanish Securities Markets Law; and

•	Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions (articles 16 to 23) and its implementing regulation, Spanish Royal Decree 84/2015, of 13 February.

The acquisition of a significant stake in the Bank may also require the authorisation of other domestic and foreign regulators with supervisory powers over the Bank’s and its subsidiaries’ activities and shares listings or other actions in connection with those regulators or subsidiaries.

Participation of shareholders at the GSM

All registered holders of shares on record at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend. The Bank allows shareholders to exercise their rights to attend, delegate and vote using remote communication systems, which also foster participation in the GSM.

Another communications channel available to shareholders is the electronic shareholders’ forum. This forum, which is available on our Bank’s corporate website at the time of the meeting, allows shareholders to post supplementary proposals to the agenda announced in the call notice, along with requests for support for those proposals, initiatives aimed at reaching the percentage required to exercise any of the minority shareholder rights provided for by law, as well as offers or requests to act as a voluntary proxy.

Supplement to the meeting call

Shareholders representing at least 3% of the share capital may request the publication of a supplement to the AGM call with a statement of the name of the shareholders exercising this right and of the number of shares held by them, as well as the items to be included on the agenda, attaching a rationale or substantiated proposal for resolutions concerning these items and, if appropriate, any other relevant documentation.

Shareholders representing at least 3% of the share capital may also submit duly grounded resolutions concerning matters that have already been included or to be included, relating to one or more items on the agenda.

These rights must be exercised by means of a certified notice that must be received by the Bank’s registered office within five days after the publication of the notice of the call to meeting.

Right to receive information

From the publication of the call to the GSM until the fifth day, inclusive, prior to the date for which the meeting has been called at first call, shareholders may deliver written requests for information or clarifications, or submit written questions on issues they consider to be relevant concerning the items on the meeting agenda. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning the relevant information that the Bank has provided to CNMV since the last GSM was held or concerning the auditor’s reports. The requested information and the answers provided by the Bank are published in its corporate website.

Additionally, this information right may be exercised in the meeting itself but when it is impossible to satisfy the shareholder’s right during the course of the meeting, or those requests made by remote attendees at the meeting, the appropriate information is provided in writing within seven days following after the end of the GSM.

Quorum and majorities required for passing resolutions at the GSM

The quorum required to hold a valid general shareholders’ meeting and the system for adopting resolutions set out in our Bylaws and in the Rules and regulations for the Bank’s GSM are the same as those set down by Spanish law.

Except for specific matters as indicated below, the quorum on first call shall be met by the attendance of shareholders representing at least twenty five per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the GSM shall be held on second call, where no minimum quorum is required.

For purposes of determining the quorum, shareholders who vote by mail or through electronic means before the meeting are counted as present at the meeting, as provided by the Rules and regulations for the Bank’s GSM.

Except for specific matters as indicated below, resolutions at GSMs are passed when, with respect to the voting capital present or represented at the meeting, the number of votes in favour is higher than the number of votes against.

The quorum and majorities required for Bylaws amendments, issuances of shares and bonds, structural modifications and other significant resolutions provided for in applicable law are those set out below for Bylaws amendments. In addition, pursuant to the rules applying to credit institutions, the increase above 100% (up to 200%) of the ratio of the variable remuneration components over the fixed ones for executive directors and other key function holders requires a qualified majority of two thirds if there is a quorum of more than 50% and a majority of three quarters if there is not such a quorum.

Our Bylaws do not require any decisions that entail an acquisition, disposal or contribution to another company of core assets or other similar corporate transactions to be subject to the approval of the GSM, except in those cases established by law.

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banking	governance	and financial review	management
Shareholders. Engagement and shareholders meeting

Rules governing amendments to our Bylaws

The GSM has the power to decide on any amendment of the Bylaws, except for the change in the location of the registered office within Spain, which may be decided by the board.

If the Bylaws are to be amended by the GSM, the Bank’s board or, where appropriate, the shareholders tabling the resolution, must draft the complete text of the proposed amendment along with a written report justifying the proposed change, which must be provided to shareholders with the call notice for the meeting at which the proposed amendment will be voted on.

Furthermore, the call notice for the GSM must clearly set out the items to be amended, detailing the right of all shareholders to examine the full text of the proposed amendment and accompanying report at the Bank’s registered office, and to request that these documents be delivered or sent to them free of charge.

If the shareholders are called upon to deliberate on amendments to the Bylaws, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the GSM shall be held on second call, where at least twenty-five per cent of the subscribed share capital with voting rights must be present.

When shareholders representing less than fifty per cent of the subscribed share capital with the right to vote are in attendance, the resolutions on amendments to the Bylaws may only be validly adopted with the favourable vote of two-thirds of the share capital present in person or by proxy at the meeting. However, when shareholders representing fifty per cent or more of the subscribed share capital with the right to vote are in attendance, resolutions may be validly adopted by absolute majority.

Any changes to the Bylaws involving new obligations for shareholders must have the consent of those affected.

Authorisation is required under the Single Supervisory Mechanism (SSM) to amend our Bylaws. However, the following amendments are exempt from this authorisation procedure, although they must nevertheless be reported to the SSM: those intended to reflect a change in registered office within Spain, a capital increase, additions to the wording of the Bylaws of legal or regulatory requirements of an imperative or prohibitive nature or wording changes to comply with court or administrative rulings and any other amendments which the SSM has ruled to be exempt from authorisation due to a lack of materiality in response to prior consultations submitted to it for this purpose.

Corporate website

Our corporate website includes the information on corporate governance as required by law. In particular, it includes (i) the key internal regulations of Banco Santander (Bylaws, Rules and regulations of the board, Rules and regulations for the GSM, etc.); (ii) information on our board of directors and its committees as well as the professional biographies of the directors and (iii) information relating to the GSMs.

The route to the information on corporate governance in our corporate website is: https://www.santander.com/csgs/Satellite/ CFWCSancomQP01/es_ES/Informacion-para-accionistas-e-inversores.html?leng=en_GB. This route is included for informational purposes only. The contents of our corporate website are not incorporated by reference in this annual report or otherwise considered to be a part of it.

3.3 Dividend policy

In relation to the financial year 2018, the board of directors intends the payment against earnings for the year to be EUR 0.23 per share, to be paid quarterly. EUR 0.065 and EUR 0.065 per share has already been paid in cash in August 2018 and February 2019, respectively, as well as EUR 0.035 per share through the Santander Scrip dividend programme (with a 76.55% acceptance rate of the payment in shares) in November 2018. The remaining EUR 0.065 per share is expected to be paid in April/May 2019, in cash as fourth dividend against the 2018 results subject to the approval of the 2019 AGM.

This remuneration represents an average return of 4.75% on the share price in 2018.

The dividend per share, once the final payment of EUR 0.065 per share is approved and made, will have increased 4.50% compared to 2017.

In order to have flexibility in determining how shareholder remuneration is paid to shareholders, the board is proposing a resolution to the 2019 AGM authorizing the acquisition of shares to be held in treasury with the express possibility of executing share repurchases to reduce the number of shares in issue, should market conditions make such action advisable. Any such share repurchases may also be made in conjunction with a scrip dividend, referred to below, should such a dividend be deemed appropriate.

In addition, in view of the significant acceptance of the scrip dividend, especially among our retail shareholders, and to allow the required flexibility to be able to take advantage of the opportunities for profitable growth in our markets, the board has decided to propose to shareholders to retain the option to use a scrip dividend. This could be combined with share repurchases to satisfy the maximum number of shareholders, institutional and retail, with the target of maximizing earnings per share.

These proposals will provide the board with the required flexibility to determine whether or not to use these mechanisms, depending on the Group’s performance and its progress against the targets set.

The board will announce the 2019 interim dividend after the September board of directors meeting. To align ourselves with our European peers current practice, it is the board’s intention to set a pay-out ratio of 40-50% in the mid-term, increasing it from the current pay-out ratio of 30-40%; that the proportion of dividend paid in cash is not lower than that of the last year; and, as was announced in the 2018 AGM, to make two payments against the results of 2019.

The agenda for the 2019 AGM includes two proposals in this respect. See section 3.5 ‘Our coming 2019 AGM’.

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3.4 2018 AGM

•  Record quorum of 64.55%

•  Corporate management of the Bank in 2017 approved with 99.22% voting in favour

•  2017 annual report on directors remuneration approved with 94.42% voting in favour

•  Appointment and re-election of directors approved with at least 96.98% voting in favour

•  No opposing vote of more than 15.43%

Quorum and attendance

The quorum for the annual general meeting of 2018 rose to 64.55%, our highest to date.

Quorum at annual general shareholders’ meetings

The breakdown of the quorum was as follows:

Physically present and remote attendance	0.823%
By proxy
Cast by post or directly	44.982%
Via Internet	2.630%
Remote voting
Cast by post	15.735%
Via Internet	0.377%

Total	64.547%

Voting results and resolutions

All items in the agenda were approved. The average percentage of votes in favour for proposals submitted by our board was 97.61%.

120	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Shareholders. Engagement and shareholders meeting

The following chart summarises the resolutions approved at the 2018 AGM and the voting results:

	Valid votes
	For	Against	Blank	Total A	Total B	Abstention
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2017	99.31	0.12	0.07	99.51	64.23	0.49
1B. Corporate management 2017	99.22	0.15	0.07	99.45	64.19	0.55
2. Application of results	99.47	0.14	0.07	99.69	64.35	0.31
3. Appointment, re-election or ratification of directors
3A. Establishing the number of directors	99.39	0.18	0.08	99.65	64.32	0.35
3B. Mr Álvaro Cardoso de Souza	99.28	0.24	0.08	99.60	64.29	0.40
3C. Mr Ramiro Mato	99.29	0.24	0.08	99.61	64.29	0.39
3D. Mr Carlos Fernández	98.67	0.89	0.08	99.64	64.31	0.36
3E. Mr Ignacio Benjumea	97.51	2.04	0.08	99.64	64.31	0.36
3F. Mr Guillermo de la Dehesa	96.98	2.45	0.08	99.52	64.24	0.48
3G. Ms Sol Daurella Comadrán	98.93	0.63	0.08	99.64	64.32	0.36
3H. Ms Homaira Akbari	98.84	0.60	0.08	99.52	64.24	0.48
4. Authorisation to acquire treasury shares	98.08	1.52	0.07	99.67	64.33	0.33
5. Amendments of Bylaws
5A. Regarding the board of directors	98.76	0.79	0.08	99.64	64.31	0.36
5B. Regarding the delegation of powers of the board and to board committees	99.34	0.20	0.08	99.62	64.30	0.38
5C. Relating to reporting tools	99.38	0.16	0.08	99.63	64.31	0.37
6. Delegation to the board of the power to increase share capital	96.30	3.30	0.07	99.67	64.34	0.33
7. Authorisation granted to the board to increase share capital	84.16	15.43	0.07	99.67	64.33	0.33
8. Increase in share capital via scrip dividend	99.10	0.51	0.07	99.68	64.34	0.32
9. Directors’ remuneration policy	94.22	3.61	0.08	97.92	63.21	2.08
10. Maximum total annual remuneration of directors in their capacity as directors	98.24	0.95	0.08	99.28	64.08	0.72
11. Maximum ratio of fixed and variable components in the total remuneration of executive directors	98.31	1.20	0.08	99.60	64.14	0.40
12. Remuneration plans which entail the delivery of shares or share options:
12A. Deferred multiyear objectives variable remuneration plan	95.65	2.32	0.08	98.05	63.29	1.95
12B. Deferred conditional variable remuneration plan	96.90	2.31	0.08	99.29	64.09	0.71
12C. Group buy-out policy	97.59	1.60	0.08	99.28	64.08	0.72
12D. Plan for employees of Santander UK Group Holdings and other companies of the Group in the UK	98.86	0.66	0.09	99.60	64.29	0.40
13. Authorisation to implement the resolutions approved	99.40	0.18	0.07	99.66	64.33	0.34
14. Annual directors’ remuneration report	94.42	3.74	0.08	98.25	63.42	1.75
15 to 28. Dismissal and removal of directors C	0.00	98.54	0.00	98.54	47.73	1.46

A.	Percentage of total valid votes and abstentions.
B.	Percentage of the share capital at the date of the 2018 AGM.
C.	Items 15 to 28, not included in the agenda, were submitted to a separate vote. Each item refers to the proposal for dismissal and removal of each director in office at the 2018 AGM.

The full texts of the resolutions adopted at the 2018 AGM can be viewed on the Group’s corporate website and on CNMV’s website, since they were filed as a significant event on 23 March 2018.

Shareholder communications

In line with the policy for communicating with shareholders, institutional investors and proxy advisors, in 2018 Banco Santander continued to strengthen communications with, service to and contact with its shareholders and investors in the context of the 2018 AGM.

Telephone service lines	9,522 queries addressed
Shareholder and investor mailbox	792 e-mails replied
WhatsApp	14 queries addressed

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3.5 Our coming 2019 AGM

The board of directors has agreed to call the 2019 annual general shareholders’ meeting on 11 or 12 April, at first or second call respectively, with the following proposed resolutions.

•	Annual accounts and corporate management. To approve:

•	The annual accounts and the directors reports of the Bank and its consolidated Group for the financial year ended 31 December 2018. For further information see ‘consolidated financial statements’.

•	The consolidated non-financial statement for the financial year ended 31 December 2018, which forms part of this consolidated directors’ report. See ‘Santander vision’ and the ‘Responsible banking’ chapter.

•	The corporate management for the financial year ended 31 December 2018.

•	The application of results obtained during financial year 2018. See section 3.3 ‘Dividend policy’.

•	Appointment of directors.

•	Set the number of directors at 15, within the maximum and the minimum established by the Bylaws.

•	Appointment of Mr Henrique de Castro as new independent director (see section 1.1 ‘Refreshing the Board’) and re-election of the following board members for a three-year period: Mr Javier Botín-Sanz de Sautuola O’Shea, Mr Ramiro Mato García-Ansorena, Mr Bruce Carnegie-Brown, Mr José Antonio Álvarez Álvarez and Ms Belén Romana García.

•	External auditor. To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC), as external auditor for financial year 2019. See ‘External auditor’ in section 4.4.

•	Authorization to acquire treasury shares, with express provision for executing share repurchase programs. See section 3.3 ‘Dividend policy’.

•	Increase in share capital via scrip dividend. See section 3.3 ‘Dividend policy’.

•	Authority to issue convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature that are convertible into shares of the Bank.

•	Authority to issue non-convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature that are not convertible into shares of the Bank.

•	Remuneration policy. To approve the Bank’s directors remuneration policy for 2019, 2020 and 2021. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.
•	Remuneration of directors. To approve the fixed annual amount of remuneration for directors in their capacity as such. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

•	Variable remuneration. To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’ .

•	Remuneration plans. To approve the implementation of remuneration plans involving the delivery of shares or share options or referenced to the value of shares. For further information see section 6.4 ‘Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

•	Annual directors’ remuneration report. To provide a consultative vote on the annual directors’ remuneration report. For further information see section 6 ‘Remuneration’ .

The related documents and information shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting.

Likewise, the Bank will provide a live broadcast of our 2019 AGM, as it did with the 2018 AGM. We will not remunerate the attendance at the 2019 AGM, and therefore it is not necessary to establish a general, long-term policy in this respect. Notwithstanding the above, and as has been a tradition for decades, the Bank offers attendees of the AGM a commemorative courtesy gift.

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123

4. Board of directors

A committed, balanced and diverse board • Of the 15 directors, 12 are non-executive and 3 are executive • A majority of independent directors • 33% female board members

Effective governance

•  Thematic committees supporting the board

•  New responsible banking, sustainability and culture committee focusing on priorities

Complementarity roles: executive chairman, CEO and lead independent director

124	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

1.  Ms Ana Botín-Sanz de Sautuola  y O’Shea

Group executive chairman. Executive director

2.  Mr José Antonio Álvarez Álvarez

Vice chairman[6] and Chief executive officer (CEO) Executive director

3.  Mr Bruce Carnegie-Brown

Vice chairman and lead independent director. Non-executive director (independent)

4.  Mr Rodrigo Echenique Gordillo

Vice chairman. Executive director

5.  Ms Homaira Akbari

Non-executive director (independent)

6.  Mr Ignacio Benjumea Cabeza de Vaca

Non-executive director

7.  Mr Javier Botín-Sanz de Sautuola y O’Shea

Non-executive director

8.  Mr Álvaro Cardoso de Souza

Non-executive director (independent)

9.  Ms Sol Daurella Comadrán

Non-executive director (independent)

10. Mr Guillermo de la Dehesa Romero

Non-executive director[7]

11. Mr Carlos Fernández González

Non-executive director (independent)

12. Ms Esther Giménez-Salinas i Colomer

Non-executive director (independent)

13. Mr Ramiro Mato García-Ansorena

Non-executive director (independent)

14. Ms Belén Romana García

Non-executive director (independent)

15. Mr Juan Miguel Villar Mir[8]

Non-executive director (independent)

16. Mr Jaime Pérez Renovales

General secretary and secretary of the board

6.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019
7.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
8.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

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4.1 Our directors

This information is presented as at 31 December 2018.

Ms Ana Botín-Sanz de Sautuola y O’Shea GROUP EXECUTIVE CHAIRMAN Executive director

Joined the board in 1989.

Nationality: Spanish. Born in 1960 in Santander, Spain.

Education: Degree in Economics from Bryn Mawr College (Pennsylvania, United States).

Experience: She joined Banco Santander after working at JP Morgan (New York, 1980-1988). In 1992 she was appointed senior executive vice president. Between 1992 and 1998 she led the expansion of Santander in Latin America. In 2002, she was appointed executive chairman of Banco Español de Crédito, S.A. Between 2010 and 2014 she was chief executive officer of Santander UK. In 2014 she was appointed executive chairman of Santander.

Other positions of note: Member of the board of directors of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports higher education) and of the Empieza por Educar Foundation (the Spanish subsidiary of the international NGO Teach for All) and she sits on the advisory board of the Massachusetts Institute of Technology (MIT).

Positions in other Group companies (non-executive in all cases and director unless otherwise indicated): Santander UK plc., Santander UK Group Holdings plc., Portal Universia, S.A. (chairman) and Universia Holding, S.L. (chairman).

Membership of board committees: Executive committee (chairman), innovation and technology committee (chairman), and responsible banking, sustainability and culture committee.

Skills and competencies: She has an extensive international executive career in the banking sector, where she has held the highest executive positions. She has also led the transformational, strategic and cultural change in the Santander Group. In addition, she has shown an ongoing commitment to sustainable and inclusive growth, as reflected in her philanthropic activities.

Mr José Antonio Álvarez Álvarez VICE CHAIRMAN[9] & CHIEF EXECUTIVE OFFICER Executive director

Joined the board in 2015.

Nationality: Spanish. Born in 1960 in León, Spain.

Education: Graduate in Economics and Business Administration. MBA from the University of Chicago.

Experience: He joined Santander in 2002 and was appointed senior executive vice president of the Financial Management and Investor Relations division in 2004 (Group chief financial officer). He also served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A. and Santander Holdings US, Inc. He also sat on the supervisory boards of Santander Consumer AG, Santander Consumer Bank GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A. (BME).

Other positions of note: None.

Positions in other Group companies: (non-executive in all cases and director unless otherwise indicated): Banco Santander (Brasil) S.A.

Membership of board committees: Executive committee and innovation and technology committee.

Skills and competencies: With a distinguished career in the banking sector, he is a highly qualified and talented leader. He brings to the board significant strategic and international management expertise, in particular in relation to financial planning, asset management and consumer finance. He has a strong experience with and reputation amongst key stakeholders, such as regulators and investors.

9.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.

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Board of directors

Mr Bruce Carnegie-Brown VICE CHAIRMAN LEAD INDEPENDENT DIRECTOR Non-executive director (independent)

Joined the board in 2015.

Nationality: British. Born in 1959 in Freetown, Sierra Leone.

Education: Master of Arts in English Language and Literature from the University of Oxford.

Experience: He was non-executive director of Jardine Lloyd Thompson Group plc (2016-2017), non-executive director of Santander UK Group Holding Ltd (2014-2017), non-executive director of Santander UK, plc. (2012-2017) and he held the non-executive chair of AON UK Ltd (2012-2015). He was also the founder and managing partner of the quoted private equity division of 3i Group plc., and president and chief executive officer of Marsh Europe, S.A. He was also lead independent director at Close Brothers Group plc. (2006-2014) and at Catlin

Group Ltd (2010-2014). He previously worked at JP Morgan Chase for eighteen years and at Bank of America for four years.

Other positions of note: He is currently the non-executive chairman of Moneysupermarket.com Group plc. and Lloyd’s of London.

Positions in other Group companies: None.

Membership of board committees: Executive committee, appointments committee (chairman), remuneration committee (chairman), innovation and technology committee and risk supervision, regulation and compliance committee (he stepped down from this committee on 1 January 2019).

Skills and competencies: He has a broad insurance background and financial services experience (in particular, in investment banking). He also possesses significant international experience, having had extensive exposure to Europe (UK), Middle East and Asia. His top management experience brings to the board know how in remuneration, appointments and risk-related matters. In addition, as lead independent director, he has gained an excellent understanding of investor expectations and experience in managing relations with them and with financial communities.

Mr Rodrigo Echenique Gordillo VICE CHAIRMAN Executive director

Joined the board in 1988.

Nationality: Spanish. Born in 1946 in Madrid, Spain.

Education: Graduate in Law and State Attorney.

Experience: From 1973 to 1976 he held several positions in the Spanish Public Administration (General Secretary of the Post and Telecommunications Office, Technical Advisor in the Office of the Spanish Prime Minister and other positions in the Spanish Tax Authority offices in Pontevedra and Madrid). Former chief executive officer of Banco Santander, S.A. between 1988 and 1994. He served on the board of directors of several industrial and financial companies, including Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A., and was chairman of the advisory board of Accenture, S.A. He was also non-executive chairman of NH Hotels Group, S.A., Vocento, S.A.,

Vallehermoso, S.A. and Merlin Properties SOCIMI, S.A. He has also been non-executive chairman of Banco Popular Español, S.A.

Other positions of note: He is currently a non-executive director of Inditex, S.A. and chairman of the board of trustees and the executive committee of the Banco Santander Foundation.

Positions in other Group companies: (non-executive in all cases and director unless otherwise indicated): Universia Holding, S.L., Grupo Financiero Santander México, S.A.B. de C.V., Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México, Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, Santander Consumo, S.A. de C.V., SOFOM. E.R., Grupo Financiero Santander México, Banco Santander International and Portal Universia, S.A.

Membership of board committees: Executive committee.

Skills and competencies: His extensive experience with senior executive and other non-executive roles in various industrial and financial companies along with his deep knowledge on the Santander Group are very valuable for the board. In addition, his prior experience in the Spanish government provides the board with strategic insights into regulations and relations with the public sector.

127

Ms Homaira Akbari Non-executive director (independent)

Joined the board in 2016.

Nationality: North-American and French. Born in 1961 in Tehran, Iran.

Education: Doctorate in Experimental Particle Physics from Tufts University and MBA from Carnegie Mellon University.

Experience: She was chairman and CEO of SkyBitz, Inc., managing director of TruePosition Inc., non-executive director of Covisint Corporation and US Pack Logistics LLC. and she has held various posts at Microsoft Corporation and at Thales Group.

Other positions of note: She is chief executive officer of AKnowledge Partners, LLC. She is also a non-executive director of Gemalto NV. Landstar System, Inc. and Veolia Environment, S.A.

Positions in other Group companies: None.

Membership of board committees: Audit committee, innovation and technology committee and the responsible banking, sustainability and culture committee.

Skills and competencies: She brings significant executive experience in technology-related companies. Her knowledge of the digital transformation challenges is an asset to the board. In addition, her insights, gained from her extensive international experience in a diverse range of geographies, are of particular value to our Group.

Mr Ignacio Benjumea Cabeza de Vaca Non-executive director

Joined the board in 2015.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Law from Deusto University, ICADE E-3 and State Attorney.

Experience: Former senior executive vice president, general secretary and secretary of the board of Banco Santander, and board member, senior executive vice president, general secretary and secretary to the board of Banco Santander de Negocios, S.A. and of Santander Investment, S.A. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial, S.A. and director of Dragados, S.A., Bolsas y Mercados

Españoles, S.A. (BME) and of the Governing Body of the Madrid Stock Exchange.

Other positions of note: He is vice chairman of the board of trustees and member of the executive committee of the Financial Studies Foundation and a member of the board of trustees and the executive committee of the Banco Santander Foundation.

Positions in other Group companies: None.

Membership of board committees: Executive committee, remuneration committee, risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.

Skills and competencies: He brings significant financial expertise to the board, in particular in banking and capital markets. He also has a wide experience in corporate governance and regulatory matters, having served as general secretary and secretary of the board of several banking institutions and held several positions in the Spanish government. He also has a significant involvement in several foundations.

Mr Javier Botín-Sanz de Sautuola y O’Shea Non-executive director

Joined the board in 2004.

Nationality: Spanish. Born in 1973 in Santander, Spain.

Education: Degree in Law from the Complutense University of Madrid.

Experience: Co-founder and executive director, equities division of M&B Capital Advisers. S.V., S.A. (2000-2008). Previously he was legal advisor to the International Legal Department of Banco Santander (1998-1999).

Other positions of note: Executive chairman of JB Capital Markets, Sociedad de Valores, S.A.U. In addition to his work in the financial sector, he collaborates with several non-profit organisations. Since 2014 he has been chairman of the Botín Foundation. He is also a trustee of the Princess of Girona Foundation.

Positions in other Group companies: None.

Membership of board committees: None.

Skills and competencies: He brings to the board international and management experience, in particular in the financial sector. He also brings a deep knowledge of the Santander Group and its operations and strategy, acquired through his tenure as a non-executive director of the Bank.

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Board of directors

Mr Álvaro Cardoso de Souza Non-executive director (independent)

Joined the board in 2018.

Nationality: Portuguese. Born in 1948 in Guarda, Portugal.

Education: Degree in Economics and Business Administration from Pontificia Universidade Católica de Sao Paulo, Master of Business Administration (MBA-Management Program for Executives) from the University of Pittsburgh and a graduate of the Investment Banking Marketing Program from Wharton Business School.

Experience: He has held various positions at the Citibank Group, including CEO of Citibank Brazil and various senior positions in the US with respect to the consumer finance, private banking and Latin American businesses. He was a member of the board of AMBEV. S.A., Gol Linhas Aéreas, S.A. and of Duratex, S.A. He has been chairman of WorldWildlife Group (WWF) Brazil, member of the board of WWF International and chairman and member of the audit and asset management committees of FUNBIO (Fundo Brasileiro para a Biodiversidade).

Other positions of note: None.

Positions in other Group companies (non-executive in all cases and director unless otherwise indicated): Non-executive chairman of Banco Santander (Brasil) S.A.

Membership of board committees: Risk supervision, regulation and compliance committee (chairman) and responsible banking, sustainability and culture committee.

Skills and competencies: He possesses a broad international banking experience, particularly in Brazil. He has a solid understanding of strategy and risk management-related matters, acquired from his executive experience, which is key to his role as chairman of our risk supervision, regulation and compliance committee. In addition, he actively collaborates in several environmental foundations and NGOs which brings him very useful knowledge in sustainability matters.

Ms Sol Daurella Comadrán Non-executive director (independent)

Joined the board in 2015.

Nationality: Spanish. Born in 1966 in Barcelona, Spain.

Education: Degree in Business and MBA from ESADE.

Experience: She served on the board of the Círculo de Economía and also as an independent non-executive director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She has also been the honorary consul general of Iceland in Barcelona since 1992.

Other positions of note: She is chairman of Coca Cola European Partners, plc., executive chairman of Olive Partners. S.A. and holds several positions at companies belonging to the Cobega Group.

Positions in other Group companies: None.

Membership of board committees: Appointments committee, remuneration committee and responsible banking, sustainability and culture committee.

Skills and competencies: She brings to the board excellent skills in strategy and high-level management, acquired through her international top executive experience in listed and large privately held entities, in particular in the distribution sector. The above also provides her a vast knowledge of corporate governance matters. In addition, her experience as a trustee of various Foundations oriented to health, education and environmental matters brings the board responsible business and sustainability insights.

Mr Guillermo de la Dehesa Romero Non-executive director[10]

Joined the board in 2002.

Nationality: Spanish. Born in 1941 in Madrid, Spain.

Education: Government Economist and head of office of the Bank of Spain.

Experience: Former secretary of state of Economy, secretary general of Trade, chief executive officer of Banco Pastor, S.A., international advisor to Goldman Sachs International, chairman of Aviva Grupo Corporativo, S.L. and non-executive chairman of Santa Lucía Vida y Pensiones, S.A.

Other positions of note: He is currently non-executive vice chairman of Amadeus IT Group, S.A., honorary chairman of the Centre for Economic Policy Research (CEPR) of London, a member of the Group of Thirty based in Washington and chairman of the board of trustees of IE Business School.

Positions in other Group companies: None.

Membership of board committees: Executive committee, appointments committee, remuneration committee, and innovation and technology committee.

Skills and competencies: Due to his experience and education, he brings to the board strategic insights in the macroeconomic and regulatory environment and on business management, after having held top management positions as well as non-executive positions.

10.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

129

Mr Carlos Fernández González Non-executive director (independent)

Joined the board in 2015.

Nationality: Mexican and Spanish. Born in 1966 in Mexico City, Mexico.

Education: Industrial engineer. He completed graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas.

Experience: Mr Fernández has also sat on the boards of Anheuser-Busch Companies, LLC and Televisa S.A. de C.V., among other companies.

Other positions of note: He is the chairman of the board of directors of Finaccess, S.A.P.I., non-executive director of Inmobiliaria Colonial. S.A. and member of the supervisory board of AmRest Holdings, SE.

Positions in other Group companies: None.

Membership of board committees: Audit committee, appointments committee and remuneration committee.

Skills and competencies: He possesses significant international experience not only in financial, but also in other retail businesses, where he has held top executive positions with overall responsibility for financial reporting and audit functions as well as human resources matters.

Ms Esther Giménez-Salinas i Colomer Non-executive director (independent)

Joined the board in 2012.

Nationality: Spanish. Born in 1949 in Barcelona, Spain.

Education: PhD in Law and Psychologist by the University of Barcelona.

Experience: She was chancellor of the Ramon Llull University, member of the Conference of Rectors of Spanish Universities (CRUE), member of the General Council of the Judiciary of Spain, member of the scientific committee on criminal policy of the Council of Europe, executive vice president of the Centre for Legal Studies and Specialised Training of the Justice Department of the

Government of Catalonia and member of the advisory board of Endesa-Catalunya.

Other positions of note: Professor emeritus at Ramón Llull University, director of the Chair of Restorative and Social Justice at the Pere Tarrés Foundation, Special Chair of Restorative Justice Nelson Mandela of the National Human Rights Comission of Mexico, director of Aqu (quality assurance agency for the Catalan university system) and of Gawa Capital Partners, S.L. Member of the Bioethics Committee of the Government of Catalonia.

Positions in other Group companies: None.

Membership of board committees: Risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee.

Skills and competencies: Her relevant experience in senior academic and governmental roles, for which she has a strong reputation, enhances the oversight capacities of the board. In addition, her career path brings to the board knowledge and experience in legal matters, cultural transformation and in embedding an ethical and responsible culture.

Mr Ramiro Mato García-Ansorena Non-executive director (independent)

Joined the board in 2017.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid and Management Development Programme of the Harvard Business School.

Experience: He has held several positions in Banque BNP Paribas, including chairman of the BNP Paribas Group in Spain. Previously, he held several significant positions in Argentaria. He has been a member of the Spanish Banking Association

(AEB) and of Bolsas y Mercados Españoles, S.A. (BME) and member of the board of trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).

Other positions of note: None.

Positions in other Group companies: None.

Membership of board committees: Executive committee, audit committee, risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee (chairman).

Skills and competencies: He has had an extensive career in banking and capital markets, where he has held senior executive and non-executive positions. He brings to the board significant expertise in top management and also in audit, risk and strategy, mainly related to the financial sector. In addition, he has been actively participating in the boards of trustees of several foundations aimed at enhancing education.

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Ms Belén Romana García Non-executive director (independent)

Joined the board in 2015.

Nationality: Spanish. Born in 1965 in Madrid, Spain.

Education: Graduate in Economics and Business Administration from Universidad Autónoma de Madrid and Government Economist.

Experience: She was formerly senior executive vice president of Economic Policy and senior executive vice president of the Treasury of the Ministry of Economy of the Spanish Government, as well as director of the Bank of Spain and the CNMV. She also held the position of director of the Instituto de Crédito Oficial and of other entities on behalf of the Spanish Ministry of Economy. She served as non-executive director of Banco Español de Crédito, S.A. and executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

Other positions of note: Non-executive director of Aviva plc. London and of Aviva Italia Holding SpA, and member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society.

Positions in other Group companies: None.

Membership of board committees: Executive committee, audit committee (chairman), risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.

Skills and competencies: Her background as a government economist and her overall, executive and non-executive, experience in the financial sector (in particular, in the audit committee of listed companies) support her recognition as financial expert and qualify her for her role as chairman of the audit committee.

In addition, the relevant positions held in Spanish credit institutions in the field of capital markets provide the board with strategic insights into financial regulations and Spanish government relations.

Mr Juan Miguel Villar Mir[11] Non-executive director (independent)

Joined the board of directors in 2013 and left the board on 1 January 2019.

Nationality: Spanish. Born in 1931 in Madrid, Spain.

Education: Doctorate in Civil Engineering, graduate in Law with a certificate in Industrial Organisation.

Experience: He was Minister of Finance and vice president of the government for Economic Affairs from 1975 to 1976. He also acted as chairman of Grupo OHL, Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del

Cinca, Cementos Portland Aragón, Puerto Sotogrande, Fundación COTEC and the National College of Civil Engineering.

Other positions of note: He serves as chairman of Grupo Villar Mir. He is also currently Professor of Business Organisation at the Politécnica University of Madrid, a full member of the Spanish Royal Academy of Engineering and the Spanish Royal Academy of Moral and Political Sciences, an honorary member of the Spanish Royal Academy of Doctors and a supernumerary member of the Spanish Royal Academy of Economic and Financial Sciences.

Positions in other Group companies: None.

Membership of board committees: None.

Skills and competences: He brings to the board strategic insights into Spanish government relations, due to the relevant positions that he has held. In addition, his experience as chairman and first executive brings the board significant corporate governance and top management skills.

Mr Jaime Pérez Renovales Ge neral secretary and secretary of the board

He joined the Group in 2003.

Nationality: Spanish. Born in 1968 in Valladolid, Spain.

Education: Graduate in Law and Business Administration at Universidad Pontificia de Comillas (ICADE E-3) and State Attorney.

Experience: He was director of the office of the second vice president of the Government for Economic Affairs and Minister of Economy, deputy secretary of the Presidency of the Government, chairman of the Spanish State Official Gazzete and of the committee for the Public Administration Reform. Previously, he was general vice secretary and vice secretary of the board and head of legal of the Santander Group, general secretary and secretary of the board of Banco Español de Crédito, S.A. and deputy director of legal services at CNMV.

Secretary of all board committees.

11.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

131

4.2 Board composition

Size

At 31 December 2018, our board of directors was made up of the 15 members whose profile and background are described in the section 4.1 ‘Our directors’ above. Our Bylaws allow for a board with a minimum of 12 and a maximum of 17 members.

Composition by type of director

The composition of our board of directors is balanced between executive and non-executive directors, most of whom are independent.

The status of each director has been verified by the appointments committee and submitted to our board.

Our board composition

Diversity

We believe that a diverse environment is essential to ensure that objectives are achieved and that the combination of experiences and skills in the board provides an environment where different views emerge and the quality of decision-making is improved. Therefore, we seek a solid balance of technical skills, experiences and perspectives in the board.

As further detailed below, our policy governing the selection, suitability assessment and succession of directors promotes diversity within the board, including diversity of gender, geography, experience and knowledge, with no implicit bias that could lead to any form of discrimination on the grounds of age, disability, race or ethnic origin. This policy was amended in July 2018 in order to bring it into line with recent European legislation on the disclosure of non-financial and diversity information and with EBA and ESMA guidelines on suitability assessment of board members and key functions holders. The Bank applies this policy when selecting directors to fill any vacancy or looking for candidates to add or replace board members.

The selection policy promotes diversity in the board of directors from different standpoints:

•	Geographical provenance or background diversity: the selection process takes into account the diversity of cultural or international educational background, especially in the main geographies where the Group is present.

•	Gender diversity: both the appointments committee and the board of directors are aware of the importance of fostering equal opportunities between men and women and of the appropriateness of appointing women to the board who meet the requirements of ability, suitability and effective dedication to the position of director, making a conscious effort to search for female candidates who have the required profile. Our internal policy promotes a selection of directors, that endeavours to include a sufficient number of female board members to have a balanced presence of women and men.

On 26 February 2019, our board replaced the target set in 2016 by the appointments committee for the minority gender (women) from 30% in 2020 to a gender equality target in the board, which implies a presence of women in the board of 40% to 60%, to be achieved by 2021. The board has exceeded the initial target women currently comprise 33.35% of the board.

Female representation on our board is well above the average for large listed companies in Europe. According to a study conducted by the European Commission with data at October 2017, the percentage of female board members at large listed companies was 28.25% for all 28 countries in the European Union and 22% for Spain.

•	Education and professional background: the selection of candidates ensures that they are qualified and suitable for the overall understanding of our Group, its businesses, structure and the geographies in which it operates, both individually and collectively; that they are aligned with the Santander culture. The selection process ensures that the candidates have skills and competencies in banking and financial services and in other areas identified as relevant in our board skills and diversity matrix. In this regard, knowledge acquired in an academic environment is taken into account, together with experience in the professional performance of duties.

•	The policy has no implicit bias that could lead to discrimination by age, race, disability and/or ethnic origin. With regard to age, there are no age limits for directors or for any position on the board, including the chairman and CEO.

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In 2018, the Bank placed great emphasis on ensuring a diverse composition in the board covering aspects such as gender and geographical diversity but also ensuring there is no discrimination on account of race, age or disability. We believe that such an environment is vital to ensure that our goals as a business are achieved. The combination of experience and personalities on the board provides a good range of perspectives and improves the quality of decision-making.

The result of implementing these different diversity criteria in 2018 is described in section 1.1 ‘Refreshing the board’. In particular, international diversity in the board as well as the need to ensure it has a balanced and adequate composition at all times was a priority for us in 2018, as indicated in section 1.3 ‘Achieving our 2018 priorities’.

The functioning, effectiveness and results of the execution of our diversity policy can be evidenced by the breadth of skills, experience and diversity on the board and its committees shown in the ‘Board skills and diversity matrix’ below. This year, as stated in section 1.4 ‘Continued improvement in corporate governance’ , we provide in the matrix more information on the skills and diversity of our board, adding new skills that have become relevant to our shareholders and for the management of the Bank, covering diversity and board tenure separately.

Our strong and unbreakable commitment with broader diversity will remain a focus for our appointments committee in 2019 because, as we stated in section 1.5 ‘Priorities for 2019’, diversity is not a box to be ticked but a strategy for our success.

Board skills and diversity matrix

Our board composition provides the balance of knowledge, capabilities, qualifications, diversity and experience required to execute our long-term strategy in an evolving market environment.

This balance is reflected in the board´s skills matrix that has been updated in 2018 in order to make it simpler, more transparent and also meet the expectations of our investors and other stakeholders, who are demanding greater visibility on certain skills within the board. In addition, the new structure takes into account the recommendations of the new EBA and ESMA guide on the suitability assessment of board members and key functions holders, which came into effect in June 2018. To this end, and in relation to the skills matrix from last year, the key changes introduced are as follows:

•	We have differentiated two groups of skills or competences: thematic skills and horizontal skills.

•	Regarding thematic skills, we have regrouped and renamed the skills th at we had included in the past, and added the following new categories ‘HR, Culture, Talent & Remuneration’ and ‘Responsible Business & Sustainability’.

•	Regarding horizontal skills, we have included in this section skills additional to the thematic ones and which are also desirable. The skills in this section had been included in previous years and are now re-grouped under this heading, with the addition of a new skill labelled ‘significant directorship tenure’.

•	In addition, we have introduced a new diversity section, including not only gender diversity but also diversity in geographical provenance and/or training or education abroad, and a new board tenure section, reflecting the tenure of each directorship. These changes have transformed our board skills matrix into a more complete board skills and diversity matrix, now with more information for shareholders and investors.

As last year, the skills matrix discloses the skills and competencies of each board member showing our commitment to transparency in this matter. In addition, to more clearly identify the background for this skills matrix, we have included a paragraph on skills and competencies for each director in section 4.1 ‘Our directors’.

133

Board skills and diversity matrixA

Executive
		Ana Botín (chairman)	José Antonio Álvarez (vice chairmanB - CEO)	Rodrigo Echenique (vice chairman)	Bruce Carnegie-Brown (vice chairman and lead independent director)
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking (93.3%)		●	●	●	●
Other financial services (73.3%)		●	●		●
Accounting, auditing & financial literacy (93.3%)		●	●	●	●
Retail (93.3%)		●	●	●	●
Digital & information technology (33.3%)		●	●
Risk management (86.7%)		●	●	●	●
Business strategy (86.7%)		●	●	●	●
Responsible business & sustainability (86.7%)		●		●	●
Human resources, culture, talent & remuneration (93.3%)		●	●	●	●
Legal (26.7%)				●
Governance & control (93.3%)		●	●	●	●
International experience	Europe (93.3%)	●	●	●	●
	US/UK (80%)	●	●	●	●
	Latam (66.7%)	●	●	●
	Others (33.3%)			●	●
HORIZONTAL SKILLS
Top management (93.3%)		●	●	●	●
Government, regulatory & public policy (40.0%)				●
Academia & education (60%)		●		●	●
Significant directorship tenure (100%)		●	●	●	●
DIVERSITY
Female (33.3%)		●
Geographical provenance / international education	Europe (73.3%)	●	●	●
	US/UK (46.7%)	●	●		●
Latam (20%)
Others (6.7%)
BOARD TENURE
0 to 3 years (20%)
4 to 11 years (53.3%)			●		●
12 years or more (26.7%)		●		●

A.	As at 31 December 2018.
B.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.
C.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
D.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

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Independent								Other external
Homaira Akbari	Alvaro Cardoso de Souza	Sol Daurella	Carlos Fernández	Esther Giménez- Salinas	Ramiro Mato	Belén Romana	Juan Miguel Villar MirD	Ignacio Benjumea	Javier Botín	Guillermo de la DehesaC

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Executive directors

•	Ms Ana Botín-Sanz de Sautuola y O’Shea, Group executive chairman.

•	Mr José Antonio Álvarez Álvarez, Group vice chairman[12] and CEO.

•	Mr Rodrigo Echenique Gordillo, Group vice chairman.

A more detailed description of their roles and duties is included in ‘Group executive chairman and chief executive officer’ in section 4.3.

Independent non-executive directors

•	Mr Bruce Carnegie-Brown (lead independent director).

•	Ms Homaira Akbari.

•	Mr Álvaro Cardoso de Souza.

•	Ms Sol Daurella Comadrán.

•	Mr Carlos Fernández González.

•	Ms Esther Giménez-Salinas i Colomer.

•	Mr Ramiro Mato García-Ansorena.

•	Ms Belén Romana García.

•	Mr Juan Miguel Villar Mir. He left the board on 1 January 2019.

On an annual basis, the appointments committee verifies and informs the board about the category of the independent directors, taking into account all the circumstances that are pertinent to each case and, in particular, the existence of any possible significant business relationships that could affect their independence. This analysis is described further in section 4.5 ‘Appointments committee activities in 2018’.

Independent non-executive directors account for 60% of our board, following best practices in corporate governance and complying with the Rules and regulations of the board that require the board to be made up predominantly of non-executive directors and have a number of independent directors that represent at least 50% of the board.

At year-end 2018, the average length of service for independent non-executive directors was 3.56 years.

Years of service of independent directors

Other external directors

•	Mr Ignacio Benjumea Cabeza de Vaca.

•	Mr Javier Botín-Sanz de Sautuola y O’Shea.

•	Mr Guillermo de la Dehesa Romero[13].

These directors cannot be classified as proprietary directors as they do not hold or represent shareholdings equal to or greater than the size of shareholding that qualifies as significant by law nor have been appointed as directors on account of their status as shareholders14.

Mr Botín is a party to the shareholders’ agreement referred to under section 2.4 ‘Shareholders agreement’, to which the executive chairman is also a party.

They also cannot be considered independent directors for the followings reasons:

•	Mr Botín and Mr de la Dehesa have both held position of director for over 12 years.

•	In the case of Mr Benjumea the required period has not lapsed since he ceased his professional relationship with the Bank (other than that as a director of the Bank and of Santander Spain).

12.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.
13.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
14.

The board of directors, following the proposal of the appointments committee, and after a review of practices in comparable markets and companies, resolved on 13 February 2018 to apply the legally established threshold for significant shareholdings (3% of share capital) to be considered as proprietary director. Since the shareholding represented by Mr Javier Botín-Sanz de Sautuola y O’Shea (0.98%) was below the referred threshold, he has ceased to meet the requirements to be considered as proprietary director, whilst not satisfying the criteria to be regarded as an independent director. As a consequence, the board of directors, following the proposal of the said committee, resolved on that date, to categorize him as other external director.

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Board of directors

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Tenure, committee membership and equity ownershipA

Board of directors					Committees
		Executive	Independent	Other external	1. Executive committee	2. Audit committee	3. Appointments committee	4. Remuneration committee	5. Risk supervision, regulation and compliance committee	6. Innovation and technology committee	7. Responsible banking, sustainability and culture committee
Executive chairman	Ms Ana Botín- Sanz de Sautuola y O’Shea

Vice chairmanB and Chief executive officer	Mr José Antonio Álvarez Álvarez

Vice chairmen	Mr Bruce Carnegie-BrownC
Mr Rodrigo Echenique Gordillo

Members	Ms Homaira Akbari
Mr Ignacio Benjumea Cabeza de Vaca
Mr Javier Botín- Sanz de Sautuola y O’Shea
Mr Álvaro Cardoso de Souza
Ms Sol Daurella Comadrán
Mr Guillermo de la Dehesa RomeroD
Mr Carlos Fernández González
Ms Esther Giménez-Salinas i ColomerH
Mr Ramiro Mato García-Ansorena
Ms Belén Romana García
Mr Juan Miguel Villar MirI

Total

General secretary and secretary of the board	Mr Jaime Pérez Renovales
Chairman

A.	Data at 31 December 2018 except where otherwise indicated. The changes in the membership of the committee during 2018 are shown in section 1.1 ‘Refreshing the board’.
B.	Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.
C.	Mr Bruce Carnegie-Brown left the risk supervision, regulation and compliance committee on 1 January 2019.
D.	Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.
E.

For further explanation, see ‘Election, refreshment and succession’ in section 4.2. Indicated periods do not take into account the additional period that may apply under article 222 of the Spanish Companies Act.

F.

The Bank has a shareholding policy that is intended to reinforce the alignment of executive directors with the long-term interests of shareholders. This policy includes the directors’ commitment to maintain a significant personal investment in the Bank’s shares while they are actively performing their executive duties, equivalent to two times the amount of their annual fixed remuneration (net of taxes). A 5-year period from the approval of the policy in 2016 (or, if later, after the appointment of the director) is granted to attain the established investment level.

G.

Includes shares owned by Fundación Botín, of which Mr Javier Botín is the chairman, and syndicated shares, except those corresponding to Ms Ana Botín and Mr Javier Botín as they are already included within their direct or direct shareholdings. In subsection A.3 of section 9.2 ‘Statistical information on corporate governance required by CNMV’ we have adapted this information to CNMV’s format, and have therefore added all the syndicated shares as shareholding of Mr Javier Botín. See 2.4 ‘Shareholders’ agreements’.

H	Ms Esther Giménez-Salinas left the innovation and technology committee on 1 July 2018.
I.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

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Board of directors

Tenure			Bank shareholdingF
Date of first appointment	Date of last appointment	End dateE	Direct	Indirect	Shares represented		Total	%of share capital
04/02/1989	07/04/2017	First six months of 2020	668,836	20,334,245			21,003,081	0.129%

25/11/2014	07/04/2017	First six months of 2020	1,083,149				1,083,149	0.007%

25/11/2014	18/03/2016	First six months of 2019	22,443				22,443	0.000%

07/10/1988	07/04/2017	First six months of 2020	1,039,401	14,591			1,053,992	0.006%

27/09/2016	07/04/2017	First six months of 2021	22,000	9,000			31,000	0.000%

30/06/2015	23/03/2018	First six months of 2021	3,516,698				3,516,698	0.022%

25/07/2004	23/03/2018	First six months of 2019	5,272,830	12,652,340	119,468,000	G	137,393,170	0.846%

23/03/2018	23/03/2018	First six months of 2019	0	0			0	0.000%

25/11/2014	23/03/2018	First six months of 2021	143,255	456,970			600,225	0.004%

24/06/2002	23/03/2018	First six months of 2021	173	0			173	0.000%

25/11/2014	23/03/2018	First six months of 2021	18,524,499	4			18,524,503	0.114%

30/03/2012	07/04/2017	First six months of 2020	6,062	0			6,062	0.000%

28/11/2017	23/03/2018	First six months of 2019	40,325	0			40,325	0.000%

22/12/2015	07/04/2017	First six months of 2020	167	0			167	0.000%

07/05/2013	27/03/2015	First six months of 2018	1,338	0			1,338	0.000%

			30,341,176	33,467,150	119,468,000		183,276,326	1.13%

For further details see section 9.2 ‘Statistical information on corporate governance required by CNMV’.

Election, refreshment and succession of directors

Election of directors

Our directors are appointed for three-year terms, and one-third of our board is renewed each year, following the order established by the length of the service on the board, according to the date and order of the respective appointment. Outgoing directors may be re-elected. Each appointment, re-election and ratification is submitted to a separate vote at the AGM.

Procedures for appointing, re-electing, evaluating and removing directors

Our internal policy for the selection, suitability assessment and succession of directors, stipulates the criteria concerning the quantitative and qualitative composition of our board of

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directors, the process for reviewing its composition, the process for identifying potential candidates and the selection and appointments process.

The appointment and re-election of directors corresponds to the GSM. In the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director, by co-option, until the shareholders, at the earliest subsequent GSM, either confirm or revoke this appointment.

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders at the GSM and the decisions adopted by the board itself in cases of co-option must be preceded by the corresponding report and reasoned proposal of the appointments committee.

The proposal must be accompanied by a duly substantiated report prepared by the board containing an assessment of the qualifications, experience and merits of the proposed candidate. In cases of re-election or ratification of directors, this committee proposal shall contain an assessment of the work and effective dedication to the position during the last period in which the proposed director occupied the post. If the board disregards the proposal made by the appointments committee, it must give the reasons for its decision and place these reasons in the minutes for the record.

Our directors must meet the specific requirements set forth by law for credit institutions and the provisions of our Bylaws, and must formally undertake, upon taking office, to fulfil the obligations and duties prescribed therein and in the Rules and regulations of the board.

Our directors must be persons of renowned commercial and professional integrity, and must have the knowledge and experience needed to exercise their function and be in a position to carry out the good governance of the entity. Candidates for the position of director will also be selected on the basis of their professional contribution to the board as a whole.

For further information see section 4.1 ‘Our directors’ and under ‘Board skills and diversity matrix’ within this section 4.2.

In all cases, our board of directors shall endeavour to ensure that external or non-executive directors represent a significant majority over executive directors and that the number of independent directors represents at least half of all directors.

Our directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the GSM so resolves, or when they resign (explaining the reasons for this in a letter that shall be sent to the other members of the board) or place their office at the disposal of the board of directors.

Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, if they are involved in any of the circumstances of incompatibility or prohibition provided by law. The foregoing without prejudice to the provisions of Royal Decree 84/2015, which implements Law

10/2014 on the organisation, supervision and solvency of credit institutions, on the honorability requirements for directors and the consequences of directors subsequently failing to meet such requirements.

Directors must notify the board, as soon as possible, of those circumstances affecting them that might prejudice the credit or reputation of the Bank, and particularly the criminal cases with which they are charged.

Furthermore, proprietary non-executive directors must tender their resignation when the shareholder they represent disposes of, or significantly reduces, its ownership interest.

Finally, succession planning for the main directors is a key element of the Bank’s good governance, ensuring an orderly leadership transition whilst maintaining continuity and stability of the board. Board succession planning continues to be an area of focus for the appointment committee and the board, with appropriated and robust plans in place that are regularly revisited.

In application of these procedures, in September 2018 the Bank resolved to appoint Mr Andrea Orcel as new CEO, subject to obtaining the necessary regulatory approvals, the shareholders´meeting passing the relevant resolutions on his future remuneration and to the termination of the contractual relationship with his former employer. Subsequently, due to the change on the basis upon which such decision was taken and the fact that the costs of compensating Mr Orcel for past remuneration exceeded those having been considered at the time of his appointment, the board resolved in January 2019 to leave without effect Mr Orcel’s appointment.

4.3 Board functioning and effectiveness

Our Board is the highest decision-making body, focusing on the supervisory function

Except in matters falling within the exclusive purview of the GSM, our board of directors is the Bank’s highest decision-making body and performs its duties with unity of purpose and independent judgement.

The board’s stated policy is delegating the day-to-day management of the Bank and the implementation of its strategy to the executive bodies and the management team and focusing its activity on the general supervisory function and those functions that it cannot delegate as provided by law, the Bylaws, and the Rules and regulations of the board, which in summary are the following:

•	General policies and strategies (including capital and liquidity strategy, new products, activities and services; corporate governance and corporate policy and internal culture and values; risk control; remuneration policy and compliance).

•	Financial information and general information reported to shareholders, investors and the general public, and the processes and controls that ensure the integrity of this information.

•	Approval of policies for the provision of information to and for communication with shareholders, markets and public opinion, and supervision of the process of dissemination of information and communications relating to the Bank.

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Board of directors

•	Internal audit plan and results.

•	Selection, succession and remuneration of directors.

•	Selection, succession and remuneration of senior management and other key positions.

•	Effectiveness of the Group’s corporate and internal governance system.

•	Significant corporate & investment transactions.

•	Call the general shareholders’ meeting.

•	In general, governance-related matters such as related party transactions.

•	Corporate governance and internal governance of the Bank and its Group, including the group-subsidiary governance model, corporate frameworks and relevant group internal regulation.

Structure of the board

Our board has implemented a governance structure to ensure it discharges its duties effectively. Further details of this structure are provided in the next pages of this section and it can be split into four dimensions:

•	Group executive chairman and chief executive officer who, as further explained under ‘Group executive chairman and chief executive officer’ within this section 4.3 are the top responsibles for the strategic and ordinary management of the Bank which that board is responsible for overseeing, ensuring at the same time that there is a clear separation and complementarity of their roles.

•	A lead independent director who, as further explained under ‘Lead independent director’ within this section 4.3 is responsible for the effective coordination of non-executive directors and generally ensuring that they serve as an appropriate counterbalance to executive directors.

•	A board committees structure, which, as further described under ‘Board committee structure’, within this section 4.3, supports our board in three main areas:

•	In the management of the Bank by exercising decision-making powers through the executive committee.

•	In defining strategy in key areas, through the responsible banking, sustainability and culture committee and the innovation and technology committee.

•	In its supervisory functions and significant decision-making, through the audit, appointments, remuneration and risk supervision, regulation and compliance committees.

•	A board secretary, who, as further described under ‘Secretary of the board’, within this section 4.3 supports the board, its committees and our chairman, and is also the general secretary of the Group.

Rules and regulations of the board

Our Rules and regulations of the board and the Bank’s Bylaws are available at www.santander.com.

•	Bylaws. Our Bylaws contain the basic rules and regulations that apply to the composition and functioning of the board of directors and its members’ duties, which are supplemented and further developed by the Rules and regulations of the board. They can be amended only by our GSM, as described in ‘Rules governing amendments to our Bylaws’ in section 3.2.

•	Rules and regulations of the board. The Rules and regulations of the board establish the rules of operation and internal organisation of our board of directors and its committees through the development of applicable legal and bylaw provisions, setting forth the principles that are to govern all action taken by the board and its committees and the rules of behaviour to be observed by its members.

•	Our board amended its Rules and regulations on 25 June 2018 to allow the responsible banking, sustainability and culture committee to be chaired by an independent director. In 2019, on 26 February the board amended again its Rules and regulations in order, among others:

•	To establish the audit committee to be composed entirely of independent directors and to strengthen its supervision functions over the non-financial information.

•	To broaden the mandate of our appointments committee in corporate governance matters taking up functions previously fell with the risk supervision, regulation and compliance committee.

•	To expressly provide that the lead independent director must be a member of the appointments committee.

•	To include other minor changes in the composition and functioning of the appointments and remuneration committees anticipating the recommendations and good operating practices.

Our Rules and regulations of the board meet all legal requirements and adhere to the main principles and recommendations established in the Spanish Corporate Governance Code for Listed Companies of CNMV of February 2015, the Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision of July 2015, as well as the guidelines established by the EBA in ‘Guidelines on internal governance under Directive 2013/36/EU’ that came into force on 30 June 2018.

Our rules on the audit committee also adhere to the recommendations and good operating practices established in Technical Guide 3/2017 of CNMV, on Audit Committees of Public Interest Entities, of 27 June 2017. This committee also complies with the regulations applicable in the US because of the listing of our shares as American Depositary Shares on the New York Stock Exchange and with Rule 10A-3 under the Securities Exchange Act introduced by the Sarbanes-Oxley Act of 2002 (SOx), on requirements for the audit committees of companies.

141

Group executive chairman and chief executive officer

Our Group executive chairman is Ms Ana Botín-Sanz de Sautuola y O’Shea and our chief executive officer is Mr José Antonio Álvarez Álvarez.

The roles of our Group executive chairman and chief executive officer are clearly separated, as follows:

Group executive chairman	Chief executive officer

•  The chairman is the highest-ranking officer of the Bank, and is responsible for ensuring that its Bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are carried out. The chairman is also responsible for the overall inspection of the Bank and all its services.

•  The chairman is the main Group representative vis-a-vis the regulators, authorities and other major stakeholders.

•  The chairman’s direct reports are related to long-term strategy.

•  The chairman is in charge of leading succession planning of main executives of the Bank.

•  The chief executive officer is responsible for the day-to-day management of the business, with the highest executive functions.

•  The chief executive officer’s direct reports manage businesses and ordinary management support corporate divisions.

•  The country heads, who are the Group’s first representatives in the countries in which it operates, also report to the chief executive officer.

There is a clear separation of duties between those of the Group executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the Bank’s corporate governance structure, including the following:

•	The board and its committees oversee and control the activities of both the Group executive chairman and the chief executive officer.

•	The lead independent director is responsible for convening and coordinating the non-executive directors, and communicating their concerns. The lead independent director also oversees the periodic process of assessing the Group executive chairman and coordinates the succession plan with the appointments committee.

•	The audit committee is chaired by an independent director considered to be a financial expert, as this term is defined in Regulation S-K of the Securities and Exchange Commission (SEC).

•	The Group executive chairman may not hold simultaneously the position of chief executive officer of the Bank.

•	The corporate risk, compliance and internal audit functions, as independent units, report to a committee or a member of the board of directors and have direct access to the board when they deem it appropriate.

The board of directors has delegated to each of the executive chairman and the chief executive officer all the powers of the board except those that cannot be delegated pursuant to the law, the Bylaws and the Rules and regulations of the board. The board directly exercises those powers in the performance of its general supervisory function.

Lead independent director

Our board has appointed Mr Bruce Carnegie-Brown as lead independent director.

The role of the lead independent director is key in our governance structure, as he oversees the proper coordination of non-executive directors and ensures that they serve as an appropriate counterbalance to the executive directors.

The following chart illustrates his functions and their application in 2018:

Duties	Activities during 2018
• Coordinate and organise meetings of non-executive directors and voice their concerns.	Three meetings were held with non-executive directors, without executive directors being present, where they were able to voice any concerns or opinions.

• Direct the regular assessment of the chairman of the board of directors and coordinate her succession plan.	Leadership in the annual assessment of the chairman for the determination of her variable remuneration and for the board effectiveness annual review.

• Contact investors and shareholders to obtain their points of view for the purpose of gathering information on their concerns, in particular, with regard to the Bank’s corporate governance.	See section 3.1 ‘Shareholder engagement’.

• Substitute the chairman in the event of absence under the terms set down in the Rules and regulations of the board of directors.	He has chaired three meetings of the executive committee due to such absence.

• Request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board.

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Board of directors

Board committee structure

Our board currently has seven committees and one international advisory board.

For a description of the composition, functions, rules of operation and activities of:

• The executive committee, the responsible banking, sustainability and culture committee, and the innovation and technology committee, see the following sections within this section 4.3.

• The audit, appointments, remuneration, and the risk supervision, regulation and compliance committees, see their activities reports in sections 4.4, 4.5, 4.6 and 4.7, respectively.

	Voluntary committees (permitted under Bylaws)		Mandatory committees (required by law and under Bylaws)
	Decision-making powers	Support and proposal in strategic areas	Supervision, information advice and proposal functions in risks, financial information and audit matters
Board committees	Executive committee	Responsible banking, sustainability and culture committee	Audit committee	Appointments committee
		Innovation and technology committee	Risk supervision, regulation and compliance committee	Remuneration committee

External advisory board		International advisory board (members are non-directors)

Secretary of the board

Our board secretary is Mr Jaime Pérez Renovales. He assists the chairman in her duties and ensures the formal and substantive legality of all action taken by the board. He also ensures that the good governance recommendations and procedures are observed and regularly reviewed.

The secretary of our board is the general secretary of the Bank, and also acts as secretary for all board committees; he does not need to be a director in order to hold this position.

A report from the appointments committee is required prior to submission to the board of proposals for the appointment or removal of the secretary of the board. Our board also has a deputy secretary to the board, Mr Óscar García Maceiras, who assists the secretary and replaces him in the performance of his duties in the event of absence, inability to act or illness.

Proceedings of the board

Our board of directors held 12 meetings in 2018. The Rules and regulations of the board provide that it shall hold no less than nine annual ordinary meetings, and one meeting at least quarterly. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately 12 hours per meeting, with the chairman estimated to have spent double that time per meeting.

The board holds its meetings in accordance with a calendar established annually and an agenda of matters to be discussed, without prejudice to any further items that may be added or any additional meetings that need to be held according to the business needs that may arise. Directors may also propose the inclusion of items on the agenda. Directors will be duly informed of any modifications to the calendar or the agenda of matters to be discussed.

Likewise, the board keeps a formal list of matters reserved to it and will prepare a plan for the distribution of those matters between the ordinary meetings established in the provisional calendar approved by the board.

The relevant documentation for each meeting of the board of directors and of the different committees to which the directors are members, is sent to the directors four business days before the board meeting and three business days before the corresponding committee meeting. The information, which is provided to the directors via secure electronic means, is specifically for the purpose of preparing these meetings. In the opinion of the board, that information is complete and is sent sufficiently in advance.

In addition, the Rules and regulations of the board of directors expressly recognise the directors’ right to request and obtain information regarding any aspect of the Bank and its subsidiaries, whether domestic or foreign, as well as the right to inspect, which allows them to examine the books, files, documents and any other

143

records of corporate transactions, and to inspect the premises and facilities of these companies. Furthermore, directors are also entitled to request and obtain, through the secretary, such information and advice deemed necessary for the performance of their duties.

The board shall meet whenever the chairman so decides, acting on her own initiative or at the request of not less than three directors. Generally, the meeting must be called 15 days in advance by the board secretary.

Additionally, the lead independent director is authorised to request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting that has already been called.

Our directors must attend the meetings in person and shall endeavour to ensure that absences are reduced to cases of absolute necessity. However, if directors are unable to personally attend a meeting, they may grant a proxy to another director, in writing and specifically for each meeting, to represent them for all purposes therein. Proxy is granted with instructions and non-executive directors may only be represented by another non-executive director. A director may hold more than one proxy. For more information about directors’ attendance see ‘Board and committees attendance’ in this section 4.3.

Our board may meet in various rooms at the same time, provided that interactivity and communication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting is thereby ensured.

Board meetings are validly convened when more than half of its members are present in person or by proxy.

Resolutions are adopted by absolute majority of the directors attending in person or by proxy. The chairman has the casting vote in the event of a tie. The Bylaws and the Rules and regulations of the board only provide for qualified majorities for matters in which the law prescribes a qualified majority.

The board secretary maintains the documentation relating to the board of directors and maintains a record in the minutes of the content of the meetings. The minutes of the meetings held by the board of directors and its committees include any statements made at meetings that are expressly requested to be included in them.

The board and its committees may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of their functions.

Our board is tasked with promoting and encouraging communication between the various committees, especially between the risk supervision, regulation and compliance committee and the audit committee, and also between the former and the remuneration committee and the responsible banking, sustainability and culture committee. In this regard, any director may attend and participate in, but not vote, at meetings of board committees of which they are not a member, by invitation of the chairman of the board and of the chairman of the respective committee, after having requested attendance to the chairman of the board. Furthermore, all members of the board who are not also members of the executive committee may attend the meetings of such executive committee at least twice a year, for which purpose they shall be called by the chairman.

During the year, directors that are not members of the executive committee attended 27 of the total of 45 meetings held.

Comparison of number of meetings heldA

	Santander	Average Spain	US average	UK average
Board	12	11.1	8	7.3

Executive committee	45	8.5	—	—

Audit committee	13	8.4	8.4	5.2

Appointments committee	13	6.3	4.6	4

Remuneration committee	11	6.3	6.2	5.2

Risk supervision, regulation and compliance committee	13	13	NA	6.1

A.	Source: Spencer Stuart Board Index 2018 (Spain, United States and United Kingdom).

NA: Not available

The chart and table below show the distribution of the approximate time dedicated to each task at the meetings held by the board in 2018 and the high rate of attendance to board and committee meetings, respectively.

2018 Approximated allocators of time

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Board of directors

Board and committees attendance

Committees
Directors	Board	Executive	Audit	Appointments	Remuneration	Risk supervision, regulation and compliance	Innovation and technology	Responsible banking, sustainability and culture
Average attendance	96%	95%	98%	94%	96%	97%	92%	100%

Individual attendance	—	—	—	—	—	—	—	—

Ms Ana Botín-Sanz de Sautuola y O´Shea	12/12	42/45	—	—	—	—	3/3	2/2

Mr José Antonio Álvarez Álvarez	12/12	43/45	—	—	—	—	3/3	—

Mr Bruce Carnegie-BrownA	12/12	38/45	—	13/13	11/11	13/13	2/3	—

Mr Rodrigo Echenique GordilloB	12/12	45/45	—	—	—	—	1/2	—

Ms Homaira Akbari	12/12	—	13/13	—	—	—	3/3	2/2

Mr Ignacio Benjumea Cabeza de VacaC	12/12	45/45	—	7/7	11/11	13/13	3/3	2/2

Mr Javier Botín-Sanz de Sautuola y O´Shea	12/12	—	—	—	—	—	—	—

Mr Álvaro Cardoso de SouzaD	7/8	—	—	—	—	6/8	—	2/2

Ms Sol Daurella Comadrán	12/12	—	—	12/13	10/11	—	—	2/2

Mr Guillermo de la Dehesa RomeroE	12/12	42/45	—	12/13	10/11	7/7	3/3	—

Mr Carlos Fernández González	12/12	—	12/13	12/13	11/11	—	—	—

Ms Esther Giménez- Salinas i ColomerF	12/12	—	—	—	—	13/13	2/2	2/2

Mr Ramiro Mato García-Ansorena	12/12	45/45	13/13	—	—	13/13	—	2/2

Ms Belén Romana GarcíaG	12/12	23/23	13/13	—	—	13/13	3/3	2/2

Mr Juan Miguel Villar-MirH	7/12	—	—	—	—	—	—	—

A.	Left risk supervision, regulation and compliance committee on 1 January 2019. Relinquished chairmanship of that committee on 1 October 2018.
B.	Left the innovation and technology committee on 1 July 2018.
C.	Left the appointments committee on 1 July 2018.
D.	Member of the board since 1 April 2018 and member of the risk supervision, regulation and compliance committee since 23 April 2018.
E.	Left the risk supervision, regulation and compliance committee on 1 July 2018.
F.	Left the innovation and technology committee on 1 July 2018.
G.	Member of the executive committee since 1 July 2018.
H.	Mr Juan Miguel Villar Mir left the board on 1 January 2019.

On average, each of our directors has dedicated approximately 144 hours to board meetings. In addition, those who are members of the executive committee dedicated approximately 225 hours; members of the audit committee 130 hours; members of the appointments committee 52 hours; members of the remuneration committee 44 hours; members of the risk supervision, regulation and compliance committee 130 hours; members of the innovation and technology committee 12 hours and members of the responsible banking, sustainability and culture committee 10 hours. In all the cases, the relevant chairman is estimated to have dedicated double that time.

Directors must inform the appointments committee of any professional activity or position for which they are going to be proposed, so that the time commitment to the Group can be assessed on an ongoing basis, and any possible conflict of interest derived from such position can be verified.

Additionally, the annual suitability reassessment made by our appointments committee (see in section 4.5 ‘ Appointments committee activities in 2018’) allows us to keep up to date all information relating to the estimated time dedicated by directors to other positions and/or professional activities and to confirm their capacity to exercise good governance as directors of the Bank.

This allows the Bank to verify compliance with applicable legal requirements regarding the maximum number of company boards to which our directors may belong at the same time (no more than one executive position and two non-executive positions, or four non-executive positions, including positions held in the same Group as a single position and not including positions held at non-profit organisations or entities that do not pursue commercial activities)15.

15.

This maximum is established, as provided for in article 36 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.

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Training of directors and induction programme for new directors

Given the board´s commitment to continuously improve its functioning, an ongoing training programme for the board as a whole is in place, which in 2018 consisted in five training sessions provided by internal and external speakers. Among others the training program included items like model risk, payment services directive II (PSD2), responsible banking, cyberrisk and cybersecurity, digital transformations, anti-money laundering and risk appetite.

Likewise, our board has a robust induction and development programme for new directors to develop their understanding of the Group’s business, including governance rules, where key members of the management of the Group provide detailed information on their areas of responsibility, while addressing any development needs identified in the suitability assessment process. In 2018, Mr Ramiro Mato and Mr Álvaro Cardoso de Souza completed their respective induction programmes designed for them on the basis of their experience and the specific induction needs identified during their suitability assessment processes.

In 2018, incorporating feedback from the external board effectiveness review conducted in 2017, training sessions were scheduled to take into account the board and board committees operations rhythm in order to optimise the attendance.

Self-assessment of the board

Our board conducts a yearly assessment of its functioning and the effectiveness of its work. At least once every three years, the assessment is conducted with the assistance of an external independent consultant, whose independence is assessed by the appointments committee.

Action Plan following the 2017 self-assessment

In 2017 our appointments committee carried out the board self-assessment with the assistance of an external consultant. The appointments committee verified the expert´s independence, and in particular the absence of other relevant business relationships with the Group that could impair its independence.

The overall review was positive in terms of outcome and key finding and the exercise resulted in an action plan for further improvement in board effectiveness, which focused mainly on the composition and organisation of the board, board dynamics and internal culture and the functioning of board committees, as described in section 1.3 ‘Achieving our 2018 priorities’.

In 2018 these actions contained in the action plan were monitored by the appointments committee and were successfully completed and implemented, enhancing the board’s overall functioning and effectiveness. The status of those actions was periodically reported to the board of directors.

2018 self-assessment

In 2018 and according to the Rules and regulations of the board that contemplate an annual assessment and with the assistance of external consultant every three years, the board made self-assessment internally. The scope of the assessment included the functioning of the board and all its committees, as well as the performance of the executive chairman, the chief executive officer, the lead independent director, the secretary and each director´s performance.

The process was coordinated by the executive chairman and the chairman of the appointments committee.

It was based on a confidential, anonymous questionnaire covering the scope referred above that was fully completed by all of our board members. The assessment process focused on the following aspects:

•	In relation to the board as a whole: (i) structure (size and composition; skills and competencies), (ii) organisation and functioning (planning of meetings, quality of reporting, training areas, reporting by committees) and (iii) dynamics and internal culture (formal and informal engagement).

•	In relation to the board committees: (i) leadership, size and composition (including skills), (ii) responsibilities and (iii) quality of reporting and timelines.

•	Individual performance of the chairman of the board, chief executive officer, lead independent director and general secretary.

•	In relation to each individual director: (i) willingness to speak at the meetings, (ii) contribution and receptivity of other views, (iii) constructively challenging fellow directors and proposals and management of senior management, (iv) applying a strategic mindset to board and (v) bringing their own skills and experience to board.

The results of the 2018 assessment process, after the board and the committees have discussed findings and actions specific to them, revealed the following:

•	Directors´ satisfaction with the progress the board has made to enhance its effectiveness.

•	The size and level of independence within the board and committees is appropriate and we have made positive enhancements to board skills through recent appointments.

•	The open and transparent discussions and the constructive challenge with fellow directors and senior management.

•	The leadership and operation of the committees is effective.

•	The positive overall performance of the executive chairman/ chairman of the board, CEO, lead independent director and general secretary and the high degree of confidence that directors have in these individuals´ competence to serve their roles to a high standard.

•	The positive assessment of all other directors reflects the view that overall the board is seen as effective.

As a result of the self-assessment, on 26 February 2019, our board, with the prior report of our appointments committee, approved an action plan with improvements in the following areas:

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•	Strength the composition of the board with international experience in countries where the Group has operations and greater technology experience, sustainability and environmental matters.

•	To enhance the current new director induction and development programme to incorporate visits to the Bank´s main subsidiaries, covering country-specific macroeconomic environment, business activities and regulation.

•	To review the annual agenda to ensure appropriate scheduling and time allocation continues to be devoted to business strategy and to review the Bank´s major risks.

•	To consider whether the new responsible banking, sustainability and culture committee should meet with greater frequency and establish greater coordination with the countries, in those matters.

•	Continue to provide opportunities for the board to interact with executive team and strengthen relations between them.

•	Continue to focus on gender diversity amongst the board and senior executives.

Executive committee

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive

	Mr José Antonio Álvarez Álvarez	Executive

	Mr Bruce Carnegie- Brown	Independent

	Mr Rodrigo Echenique Gordillo	Executive

Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)

	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)

	Mr Ramiro Mato García-Ansorena	Independent

	Ms Belén Romana García	Independent

Secretary	Mr Jaime Pérez Renovales

Functions

Our executive committee is a basic instrument for the corporate governance of the Bank and its Group. It exercises by delegation all the powers of our board, except those which cannot be delegated pursuant to the law, the Bylaws or the Rules and regulations of the board. This allows our board to focus on its general supervisory function. Oversight of our executive committee is ensured through regular reports submitted to the board on the principal matters dealt with by the committee and by making available to all directors the minutes of its meetings and all the supporting documentation made available to it.

Organisation

Our board of directors determines the size and qualitative composition of the executive committee, adjusting to efficiency criteria and reflecting the guidelines for determining the composition of the board. The executive committee, although it does not exactly replicate the qualitative composition of the board of directors, since the presence of all executive directors must be combined with a size that allows an agile development of their functions, is aligned with having a majority of external directors, including three independent directors. The secretary of the board is also the secretary of the executive committee.

Our executive committee meets as many times as it is called to meeting by its chairman or by the vice chairman in her absence. It generally meets once a week.

Meetings of the executive committee are held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only be represented by another non-executive director.

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Main activities in 2018

During 2018 the executive committee took action relating to business of the Group, the main subsidiaries, risk matters, corporate transactions and the main matters that are subsequently submitted to the full board:

•	Earnings: the committee was also kept up to date on Group earnings, and their impact on investors and analysts.

•	Business performance: the committee was kept continuously and fully informed of the performance of the Group’s various business areas, through management reports or specific reports on determined subjects submitted. It was also informed of various projects relating to the transformation and development of the Group’s culture (Simple, Personal and Fair).

•	Information reported by the chairman: the chairman of our board of directors, who also chairs the executive committee, regularly reported on key aspects relating to Group management and on strategy and institutional issues.

•	Corporate transactions: the committee analysed and, where applicable, approved corporate transactions carried out by the Group (investments and divestments, joint ventures, capital transactions, etc.).

•	Banco Popular: the Banco Popular integration process and its associated risks and mitigating controls were an item that was continuously monitored by the committee.

•	Risks: the committee was regularly informed about the risks facing the Group and, within the framework of the risk governance model, made decisions about transactions that had to be approved by it due to their amount or relevance.

•	Subsidiaries: the committee received reports on the performance of the various units and, in line with current internal procedures, authorised transactions and appointments of directors of subsidiaries.

•	Capital and liquidity: the committee received frequent information on the performance of capital ratios and of the measures being used to optimise these ratios, in addition to reviewing regulatory plans.

•	Talent and culture: the committee received ongoing reports of the implementation of the corporate culture and values within the Group.

•	Activities with supervisors and regulatory matters: the committee was regularly informed of the initiatives and activities of supervisors and regulators, in addition to projects to ensure compliance with its recommendations and regulatory changes.

•	Governance Models: the committee approved the Governance Models of the newly created Wealth Management division, of Santander Universities and Universia and that of the international branches under the management responsibility of Santander Corporate & Investment Banking division.

In 2018, the executive committee held 45 meetings. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. ‘Board and committees attendance’ in section 4.3 provides information on the attendance of executive committee members at those meetings.

Responsible banking, sustainability and culture committee

Composition		Category
Chairman	Mr Ramiro Mato García-Ansorena	Independent
	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive

	Mr Homaira Akbari	Independent

	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)

Members	Mr Álvaro Cardoso de Souza	Independent

	Ms Sol Daurella Comadrán	Independent

	Ms Esther Gimenez- Salinas i Colomer	Independent

	Ms Belén Romana García	Independent

Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of this committee is to assist our board of directors in fulfilling its oversight responsibilities with respect to the responsible business strategy and sustainability issues of the Group, preparing and reviewing the corporate culture and values and advising on its relations with various stakeholders, especially with employees, customers and communities with which the Group carries out its activities, and in particular in the following areas:

•	Formulation of the corporate culture and values, including the strategy on responsible business practices and sustainability.

•	Formulation of the Group’s strategy on relations with stakeholders, including employees, customers and communities in which the Group develops its activities.

•	Corporate reputation particularly on social and environmental matters.

•	Assist the board in the promotion of the corporate culture and values across the Group, including liaising:

•	With the remuneration committee in the alignment of the Group’s remuneration programmes with the referred culture and values.

•	With the risk supervision, regulation and compliance committee in (i) the alignment of the risk appetite and limits of the Group with our culture and values and (ii) assessment of the Group’s non-financial risks.

•	With the appointments committee in (i) the supervision of the strategy for communication and relations with shareholders and investors, including small and medium-sized shareholders, and (ii) in the processes of communication and relations with the other stakeholders.

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•	Liaise and coordinate with the committees of the board in relation to issues concerning responsible banking practices and sustainability and ensure that adequate and effective control processes are in place and that risks and opportunities relating to sustainability and responsibility are identified and managed.

•	Report periodically to the board of directors on the Bank’s and its Group’s performance and the progress made with regard to responsible business practices and sustainability, providing advice in relation to these matters, issuing reports and implementing procedures within its area of responsibility at the request of the board of directors or its chairman.

Organisation

Our responsible banking, sustainability and culture committee approves an annual calendar of meetings, which provides for at least four meetings. The committee meets as many times as it is required to fulfil its responsibilities.

Meetings of the committee are held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie. The chairman, who shall be necessarily an independent director of the committee has the casting vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director.

The committee has the power to require executives to attend its meetings under the terms stated by it.

The committee, through its chairman, reports to the board of directors on its activities and work. Furthermore, the supporting documentation that is provided to the committee is made available to all directors as well as a copy of the minutes.

Main activities in 2018

The main topics discussed since the committee was set up are as follows:

•	The new responsible banking governance model.

•	The guiding principles of governance and supervision in matters of responsible banking, sustainability and culture for the Group’s subsidiaries.

•	The establishment of main lines of action and monitoring metrics.

•	The review of the adequacy of the general sustainability and socio-environmental policies, and analysis of potential gaps to internally regulate these topics. More specifically, the review of the criteria for financing activities related to coal, both those related to its extraction (mining) and its use as an energy source.

•	The positioning of the Bank as a relevant player in the financing of clean energy projects.

The main priorities for the committee in 2019 are set out in page 19 of the ‘Responsible banking’ chapter.

Since it was created in June 2018 it has met on two occasions. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. ‘Board and committees attendance’ in section 4.3 provides information on the attendance of the responsible banking, sustainability and culture committee members at those meetings.

Innovation and technology committee

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive

Members	Ms Homaira Akbari	Independent
	Mr José Antonio Álvarez Álvarez	Executive
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
	Mr Bruce Carnegie- Brown	Independent
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Ms Belén Romana García	Independent

Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of our innovation and technology committee is to assist our board of directors in fulfilling its oversight responsibilities and activities with respect to the overall role of technology in the business strategy of the Group and in matters related to the Group innovation strategy and plans as well as the trends resulting from new business models, technologies and products. In particular, it has the following functions:

•	Review and report on plans and activities relating to technology and innovation.

•	Assist the board with implementation of the framework for the Group strategic technology plan.

•	Assist the board with recommendations covering the Group’s innovation agenda.

•	Assist the board in the identification of key threats to the status quo resulting from new business models, technologies, processes, products and concepts.

•	Propose to the board the annual systems plan.

•	Assist the board in evaluating the quality of the technological service.

•	Assist the board in evaluating the capabilities and conditions for innovation at a Group and country level.

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•	Assist the risk supervision, regulation and compliance committee in the supervision of technological risks and cybersecurity.

Organisation

Our innovation and technology committee approves an annual calendar of meetings, which provides for at least four meetings. The committee meets as many times as it is required to fulfil its responsibilities.

Meetings of the committee are validly held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the casting vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director.

The committee has the power to require executives to attend its meetings under the terms stated by it.

The committee, through its chairman, reports to our board of directors on its activities and work. Furthermore, the supporting documentation that is provided to the committee is made available to all directors as well as the minutes.

Main activities in 2018

During 2018 the innovation and technology committee carried out, amongst others, the following activities:

•	Review of the Global Technology Strategy Plan.

•	Review of the platform and cloud strategy.

•	Review of the policy on data and artificial intelligence (machine learning) and its potential impact.

•	Review of main digital strategies to transform the core, and accelerate the growth of new businesses.

•	Review of metrics to measure and monitor the impact of digital transformation.

•	Review of the status update for the implementation of cybersecurity within the Group, the main risks and mitigating controls.

•	Review of the status of OpenBank digital and technological projects.

The committee met on three occasions in 2018. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. ‘Board and committees attendance’ in section 4.3 provides information on the attendance of the innovation and technology committee members at those meetings.

International advisory board

Composition		Positions
Chairman	Mr Larry Summers	Former Secretary of the US Treasury and president emeritus of Harvard University

	Ms Sheila C. Bair	Former chairman of the Federal Deposit Insurance Corporation and former president of Washington College

	Mr Mike Rhodin	Board member of TomTom, HzO and Syncsort. Former IBM senior Vice President

Members	Ms Marjorie Scardino	Former CEO of Pearson and director of Twitter

	Mr Francisco D’Souza	CEO of Cognizant and director of General Electric

	Mr James Whitehurst	Chairman and CEO of Red Hat

	Mr George Kurtz	CEO and co-founder of CrowdStrike

	Ms Blythe Masters	CEO of Digital Asset Holdings

Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of Banco Santander’s international advisory board, which comprises external experts in economy, strategy, IT and innovation, is to provide strategic advice to the Group, with a special focus on innovation, digital transformation, cybersecurity and new technologies. It also provides views on trends in capital markets, corporate governance, brand and reputation, regulation and compliance, and global financial services with a customer-based approach.

Meetings

The international advisory board meets at least twice per year.

In 2018, the international advisory board met twice, one in spring and one in fall.

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4.4 Audit committee activities in 2018

This section constitutes the audit committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report was prepared by the audit committee on 21 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Ms Belén Romana García	Independent

	Ms Homaira Akbari	Independent

Members	Mr Carlos Fernández González	Independent

	Mr Ramiro Mato García-Ansorena	Independent

Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge and experience in finance, accounting, auditing, internal control, information technologies, business and risk management. Specifically, Ms Belén Romana García, the committee’s chairman, is considered to be a financial expert, as defined in SEC Regulation S-K, based on her training and expertise in accounting, auditing and risk management, and as a result of having held various positions of responsibility at entities in which knowledge of accounting and risk management was essential.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in section 4.2.

There have been no changes in the composition of the committee during 2018.

How the committee works

Our audit committee meets in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area,

fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

External auditor

Our external auditor is PricewaterhouseCoopers Auditores, S.L. (PwC) with registered office in Madrid, Paseo de la Castellana, no. 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas, (ICAC)) of the Ministry for Economy with number S0242.

The lead partner is Mr Alejandro Esnal, a leading audit partner for the banking sector in Spain (having audited entities such as Banco Sabadell, S.A., Unicaja and Barclays Bank Spain). Throughout his 25 years of professional career, he has led numerous projects both in Spain and New York and London, mainly in audit services, as well as in internal control environments of financial entities. As an audit leader for banking, he participates actively in committees and working groups of the sector and collaborates proactively with the financial regulation department, in matters such as the restructuring of the sector or the strengthening of banking practices.

Report on the independence of the external auditor

The audit committee has verified favorably the independence of the external auditor, at its meeting of 21 February 2019 and prior to the issuance of the auditor’s report on the financial statements, in the terms established section 4.f) of article 529 quaterdecies of the Spanish Companies Act, and under article 17.4.c)(iii) of the Rules and regulations of the board, concluding that in the committees’ opinion there are no objective reasons for doubting the independence of the external auditor.

To evaluate the independence of the external auditor, the committee has considered the information included under section ‘Duties and activities in 2018’ on the remuneration of the auditor for audit services and any other services and the written confirmation from the external auditor itself confirming its independence with respect to the Bank under the applicable European and Spanish legislation, the SEC rules and the rules of the Public Company Accounting Oversight Board (PCAOB).

Proposed reelection of the external auditor for 2019

As indicated in section 3.5 ‘Our coming 2019 AGM’, the board of directors, following the proposal of the audit committee, has submitted to our 2019 AGM the reelection of PwC as external auditor for 2019.

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Duties and activities in 2018

This section contains a summary of the audit committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the audit committee
Financial statements and other financial information
• Review the financial statements and other financial information

•  Reviewed the individual and consolidated financial statements and directors´ reports for 2018 and endorsed their content prior to their authorisation for issue by the board, and ensured compliance with legal requirements and the proper application of generally accepted accounting principles and that the external auditor issued the corresponding report with regard to the effectiveness of the Group’s system of internal control of financial reporting (ICFR).

•  Endorsed quarterly the financial information statements dated 31 March, 30 June, 30 September and 31 December 2018, respectively, prior to their approval by the board and their disclosure to the markets and to supervisory bodies.

•  Endorsed other financial information such as: annual corporate governance report; DRA filed with CNMV; Form 20-F with the financial information of 2017, filed with SEC; the half-yearly financial information filed with CNMV and with SEC in Form 6-K, and the Group’s interim consolidated financial statements specific to Brazil.

• Monitored the implementation of IFRS9 throughout the year.
• Report to the board about the tax policies applied

•  Received information from the Group’s tax advisory unit regarding the tax policies applied, in compliance with the Code of Good Tax Practices and submitted this information for the board of directors.

Relationship with the external auditor
Auditing the financial statements
• Receive information on the audit plan and its implementation	• Obtained confirmation from the external auditor that it has had full access to all information, to conduct its activity.
• Discussed improvements in the reporting of financial information resulting from changes to accounting standards, and best international practices.
• Analysed the detailed information on the planning, progress and execution of the audit plan and its implementation.
• Analysed the auditor’s reports for the annual financial statements prior to the external auditor’s report to the board of directors.
• Relations with the external auditor	• The external auditor attended 11 of 13 committee meetings held in 2018, serving as a channel of communication between the auditor and the board.
• Met two times with the external auditor without the presence of the Bank’s executives relating to the audit work.
• Assessment of the auditor’s performance

•  Performed an evaluation of the external auditor and how it has contributed to the integrity of the financial information. In this evaluation, our committee was informed by the auditor and also analysed the results of any inspections carried out by the regulators on PwC, concluding that it did not observe threats to its independence as external auditor.

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Duties	Actions taken by the audit committee
Independence
PwC’s remuneration for audit and non- audit services	• Monitored the remuneration of PwC; the fees for the audit and non-audit services provided to the Group that were as follows: EUR million

		2018	2017	2016
	Audits	90.0	88.1	73.7

	Audit-related services	6.5	6.7	7.2

	Tax advisory services	0.9	1.3	0.9

	Other services	3.4	3.1	3.6

	Total	100.8	99.2	85.4

	The ‘Audits’ heading includes fees paid for auditing the annual consolidated financial statements of Banco Santander and its Group; the consolidated financial statements on Form 20-F filed in the SEC; internal control audit (SOX) for those required entities; the audit of financial statements of the Bank for the Brazilian regulator; and the regulatory reports required from the auditor corresponding to the different locations of the Group.

	The ‘Audit-related services’ refer to aspects such as the issuance of comfort letters and other services required by other regulations in relation to aspects such as, for example, securitisation and other services provided by the external auditor.

	The amount of fees paid for non-audit works and the percentage they represent of all fees invoiced to the Bank and/or its group is as follows:

		Company	Group companies	Total
	Amount of non-audit work (EUR thousand)	585	3,665	4,250
	Amount of non-audit work as a % amount of audit work	0.6%	3.6%	4.2%

	In 2018, the Group commissioned services from audit firms other than PwC in the amount of EUR 173.9 million (115.6 and 127.9 EUR million in 2017 and 2016, respectively).

• Non-audit services. Assess threats to the independence and the safeguard measures

•  Reviewed and updated the internal policy of the approval of non-audit services.

•  Reviewed services rendered by PwC, and verified its independence. For these purposes:

•  Verified that all services rendered by the Group’s auditor, including audit and audit-related services, tax advisory services and other services detailed in the section above, meet the independence requirements set out in the applicable regulation.

•  Verified the ratio of fees received during the year for non-audit and audit-related services to total fees received by the auditor for all services provided to the Group, with this ratio for 2018 standing at 4.2%.

•  Average fees paid to auditors in 2018 for non-audit and related services account for 15% of total fees paid as a benchmark according to available information on the leading listed companies in Spain.

•  Verified the ratio of fees paid for all items relating to the services provided to the Group to total fees generated by PwC firm in 2018. Group’s total fees paid are less than 0.3% of PwC’s total revenue in the world.

	• Reviewed the banking transactions performed with companies related to PwC, concluding that no transactions have been carried out that compromise PwC’s independence.

• External auditor independence report	• After considering the information detailed above, the committee issued the ‘Report on the independence of the external auditor’.

Re-election of the external auditor
• Re-election of the external auditor	• Submitted to the board of directors the proposal to re-elect PwC as external auditors for 2019. The board submitted PwC’s re-election proposal as the Bank’s external auditors to our 2019 AGM.

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Duties	Actions taken by the audit committee

Internal audit function

• Assess the performance of internal audit function

•  Supervised the Internal Audit function and ensured its independence and efficacy throughout 2018.

•  Reported on the progress of the internal audit plan, allowing the committee to have and exhaustive control on Internal Audit recommendations and ratings of the different units and divisions.

•  Representatives of the Internal Audit division attended 11 of 13 meetings held by the audit committee in 2018, one of them only with the chief audit executive without the presence of other executives or the external auditor.

• Proposed the budget of Internal Audit function for 2019, ensuring that it has the material and human resources necessary to carry out its function.

• Reviewed the annual audit plan for 2019 and submitted it to the board for approval.

• Received regular information of the internal audit activities carried out in 2018.

• Reviewed the application of the measures included in the strategic internal audit plan for the 2016-2018 period.

• Reviewed and was informed about internal audit function, methodologies, ratings, recommendations and main conclusions of the internal audit work in other units and geographies.

•  Assessed the adequacy and effectiveness of the function when performing its mission, as well as the chief audit executive’s performance in 2018, which was reported to the remuneration committee and to the board in order to establish their variable remuneration.

Internal control systems

• Monitor the efficacy of internal control systems

•  Received information of the process of evaluating and certifying the Group’s internal control model (ICM) for 2017 and the conclusions on its effectiveness. No material weaknesses were detected at Group level in accordance with this annual evaluation process.

•  Reviewed the effectiveness of the Bank’s internal controls on the generation of financial information contained in the Group’s consolidated annual report filed in the US (Form 20-F) for 2017, as required by the Sarbanes-Oxley Act, concluding that, in its opinion, the Group maintained effective internal control over said financial information, in all material aspects.

• Whistleblowing channel

•  Received information from the Compliance & Conduct area about the activity of the whistleblowing channel and the irregularities committees existing in the Group for these purposes specially in regard to issues relating to questionable financial and accounting practices and the process of generating financial information, auditing and internal controls, verifying that in 2018 there was not any claim about this issues filed through these channels.

• Coordination with Risk

•  Joint meetings with board risk supervision, regulation and compliance committee in order to share information regarding IFRS9, IT and obsolescence risk, whistleblowing, policy on outsourcing of services and other matters.

• Communications with regulators and supervisors	• Submitted to CNMV information requested about the compliance with the obligations related to the composition, functions and operating of the audit committee.

Related-party and corporate transactions

• Creation of special- purpose vehicles or entities in countries considered tax havens

•  Received the justification of the establishment of a new company in Jersey and separate the activity in Jersey and isle of Man from the so-called Ring Fenced Bank to comply with the banking reform in UK. Finally, this company in Jersey was incorporated but it remains inactive. The committee was informed that the business in Jersey and the Isle of Man will remain within the Group in the UK, although outside Santander UK.

• Approval of related party transactions

•  Reviewed the transactions that the Bank carried out with related parties, and ensured that they were made under the terms envisaged by law and in the Rules and regulations of the board and did not require approval from the governing bodies; otherwise, approval was duly obtained following a favourable report issued by the committee, once the agreed consideration and other terms and conditions were found to be within market parameters. No member of the board of directors, direct or indirectly, has carried out any significant transactions or any transaction on non-customary market conditions with the Bank. The committee has examined the information regarding related party transactions in the financial statements. See section 4.8 ‘Related-party transactions and conflicts of interest’.

• Transactions involving structural or corporate modifications

•  Reviewed the transactions involving structural or corporate modifications planned by the Group during 2018 previously to the submission to the board of directors, analysing their economic conditions and the accounting impact. Among others, the committee reviewed the absorbtion of Banco Popular and the effectiveness of the Bank’s internal controls concerning its integration.

154	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Duties	Actions taken by the audit committee
Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Ms Belén Romana, acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the audit committee.

• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the audit committee held 13 meetings. In section 4.3 ‘Board and committees attendance’ provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately 10 hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the audit committee.

In 2018, the committee successfully addressed all the challenges put forward for the year and identified in the 2017 activities report, especially regarding coordination with the risk supervision, regulation and compliance committee in supervising the execution of the internal audit plan which has provided a holistic view of the key internal audit risks, internal audit methodologies, ratings, recommendations and main conclusions of the internal audit work in the most relevant units.

Further, the regular meetings held by the chairman of the Group audit committee with the chairmen of the audit committees of the different subsidiaries in main geographies during the second half of the year provided their coordination and the agreement on key issues, and also allowed sharing an overview of regulatory matters and new regulations, applied across the Group’s main geographies.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting and advising the board. This was demonstrated through holding, an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which enhanced the quality of debate among members and sound decision-making.

2019 priorities

The committee’s self-assessment exercise identified the following priorities for 2019:

•	Ongoing focus on the size and composition of the committee, particularly in connection with necessary accounting, financial, risk management and audit expertise to guarantee its effectiveness.

•	Continue working on coordination with units and Group divisions, implementing information sharing mechanisms on a regular basis.

•	Build up a holistic of certain key topics using ‘white books’ to ensure proper oversight and monitor the activities of units and divisions taking into account the recommendations provided by Internal Audit.

•	Monitor the implementation of IFRS9, made in 2018, analysing the impact of the new standard and the Bank’s adaptation process, in order to reduce implementation costs and compliance risk.

155

4.5 Appointments committee activities in 2018

This section constitutes the appointments committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report was prepared by the appointments committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Bruce Carnegie- Brown	Independent

	Ms Sol Daurella Comadrán	Independent

Members	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Mr Carlos Fernández González	Independent

Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in section 4.2.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees, either present or represented, and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

156	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Duties and activities in 2018

This section contains a summary of the appointments committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the Appointments Committee
Appointments and removal of directors and committee members
• Selection and succession policy and renewal of the board and its committees

•  Updated the policy for the selection, suitability assessment and succession of directors in accordance with EBA and ESMA guidelines on suitability, assessment for directors and the ECB Guide to fit and proper assessments.

•  Ensured that the procedures for selecting board members guaranteed the individual and collective training of directors, fostering diversity of gender, experience and knowledge and, in partnership with an external firm, conducted the relevant analysis of the necessary competencies and skills for the position, and assessing the time and dedication required to properly perform the role.

•  Also assessed the composition of the board committees to ensure continuity of appropriate skillset and experience, overall stability and appropriate distribution for the better development of their duties.

• Appointment, re-election, ratification and removal of directors, and committee members

•  Analysed the candidates presented, as well as their credentials, and assessed their skills and suitability for the position.

•  Took note of the resignation of Mr Juan Miguel Villar Mir as director, once his tenure expired, after requesting not to be proposed for re-election at the last AGM.

•  In 2018 Mr Álvaro Cardoso de Souza was appointed, Mr Ramiro Mato was ratified, and Mr Carlos Fernández, Mr Ignacio Benjumea, Mr Guillermo de la Dehesa, Ms Sol Daurella, and Ms Homaira Akbari were re-elected. All these appointment, ratification and re-election were proposed to the board by the appointments committee.

•  Submitted a proposal to the board regarding changes in the composition of the board committees, to further strengthen their performance and support to the board in their respective areas, according to the best international practices and our internal Rules and regulations of the board (for more information see ‘Board committees’ in section 1.1).

•  Approved, upon completion of one year of their term of office and in accordance with the Bylaws, the re-election of members of the Santander Group’s international advisory board (for more information see ‘International advisory board’ in section 4.3).

•  In 2018, our appointments committee examined the overall composition and skills of our board of directors and board committees to ensure that they are appropriate. The committee identified, utilising the skills matrix, the desired areas of expertise and experience profiles for recruitment which informed the selection process. The committee proposed Mr Álvaro Cardoso de Souza’s appointment as member of the board who has further strengthened the board’s international diversity, specifically in relation to Latin America / Brazil.

Succession plan
• Succession plan for executive directors and senior management

•  Continued the regular review of talent and succession plans from executive directors and senior management of the Group to ensure that they are oriented to have, at all times, sufficiently qualified personnel to allow the execution of Group´s strategic plans without interruption, safe-guard business continuity and avoid any relevant functions not being take care of. This involves identifying possible replacements for key positions, in order to provide them with appropriate training and capabilities in advance.

Verification of the status of directors
• Annual verification of the status of directors

•  Verified the classifications of each director (as executive, independent and other external) and submitted its proposal to the board of directors for the purpose of its confirmation or review at the AGM and in the annual corporate governance report. See section 4.2. ‘Board composition’ .

•  When assessing the independence directors, the committee has verified that there is no significant business relationship between Santander Group and the companies in which they are, or have previously been, significant shareholders or directors and, in particular, with regard to the financing granted by the Santander Group to these companies. In all cases, the committee concluded that the existent relationships were not significant, among other reasons, as the business relationships: (i) do not generate a situation of economic dependence in the relevant companies in view of the substitutability of this financing for other sources of funding, either bank-based financing or other, (ii) are aligned with the market share of Santander Group within the relevant market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions as reference: e.g. NYSE, Nasdaq and Canada’s Bank Act.

157

Duties	Actions taken by the Appointments Committee
Periodic assessment
• Annual suitability assessment of directors and key functions holders

•  Assessed the suitability of the members of the board, the senior management, those responsible for internal control functions and those holding key positions for the conduct of the Group’s banking business, ensuring that they demonstrate commercial and professional integrity, and have suitable knowledge and experience to perform their duties. Likewise, the committee concluded that the members of the board are capable of carrying out good governance of the Bank, and have capacity to make independent and autonomous decisions for the Group´s benefit.

•  Verified that the Bank had not been informed by any director of any circumstances that, in its opinion and in opinion of the board would have justified their dismissal as a member of the board of directors of the Bank.

• Potential confiicts of interest and other directors´professionals activities

•  Examined the information provided by the directors regarding other professional activities or positions to which they had been proposed concluding that such obligations did not interfere with the dedication required as Bank´s directors and that they were not involved in potential conflicts of interest that could affect the performance of their duties.

• Board self-assessment process

•  In coordination with the executive chairman, the 2018 self-assessment was performed internally, without the assistance of an external expert. The scope of the assessment included the board and all its committees, as well as the executive chairman, the chief executive officer, the lead director, the secretary and each director. See ‘Self-assessment of the board’ in section 4.3.

• Updated and submitted the board skills and diversity matrix to the board of directors for approval. See section 4.2. ‘Board skills and diversity matrix’.
Senior management
• Assessment of senior executive vice chairman and other key positions	• The committee issued favourable opinions, among others, regarding the following appointments, agreed by the board of directors:
• Mr Dirk Marzluf as the new head of the Group’s Technology and Operations Division, replacing Mr Andreu Plaza.

• Mr Keiran Foad as the new chief risk officer (CRO) replacing Mr José María Nus Badía.

• In addition, the committee reported favourably on the appointment of directors and members of senior management of the main subsidiaries of the Santander Group.

• Simplification and homogenization of senior management positions

•  Informed favourably on and submitted to the board to replace the previous management titles (‘director general’, ‘director general adjunto’, ‘subdirector general’ and ‘subdirector general adjunto’) with new titles common throughout the Group, according to international standards and practices (at a corporate level: Group senior executive vice-president, Group executive vice-president and Group vice-president, and, at a subsidiary level: senior executive vice-president, executive vice-president and vice-president)

Internal Governance
• Oversee internal governance including Group subsidiary governance	• Assessed the suitability of a number of appointments and/or re-elections to Group’s subsidiaries subject to the Group’s appointments and suitability procedure.

•  Reviewed and updated the key board policies in accordance with the EBA guidelines on Internal Governance such as: suitability, induction, knowledge and development, and conflict of interest policies, and approval of an action plan for improvements.

•  The committee verified the monitoring of guidelines of the subsidiaries with the Group - subsidiary governance model in relation to the board and board committees of structure of the subsidiaries and their duties in line with best practices.

•  Proposed and approved the appointment of lead Group-nominated directors to ensure that those persons representing the significant shareholder on subsidiary boards are suitable and fully aware of their duties and responsibilities.

Information for the general shareholders’ meeting and corporate documentation

• Shareholders information	• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the appointments committee.

• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

158	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Time devoted to each task

In 2018, the appointments committee held 13 meetings. Section ‘Board and committees attendance’ in section 4.3 provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately four hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the appointments committee.

In 2018, the committee successfully addressed all the challenges put forward for the year and identified in the 2017 activities report. In particular, confirmed its leadership role in the proper composition of the board of directors achieving a broader geographical diversity as a result of the incorporation of Mr Alvaro Cardoso de Souza in 2018 and reviewing also its own composition avoiding the identity of its members with those of the remuneration committee, in line with the best practices.

The self-assessment process positively rated both the composition of the committee and the very high degree of dedication among its members, as well as the chairman’s leadership. The frequency and duration of its meetings were also found to be appropriate for its proper functioning and for the performance of their duties and that sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

2019 priorities

•	Cultural transformation: continue working on the Bank’s cultural transformation, ensuring the attraction and retention of the appropriate talent to cover the future needs of the business.

•	Diversity: continue working to strive towards gender balance and broader diversity in the Group board and the rest of the organisation.

•	Corporate and subsidiary governance: driving the continuous improvement of corporate governance across the Group, focusing on the effective functioning of board of directors with the support of the board committees and the proper oversight and control of subsidiary transactions. Review trends, and best governance practices in corporate governance.
•	Succession planning: regular review of succession plans of members of the board and senior management, relating to current and future strategy and potential challenges the business may face.

4.6 Remuneration committee activities for 2018

This section constitutes the remuneration committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report has been prepared by the remuneration committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Bruce Carnegie-Brown	Independent
Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
	Ms Sol Daurella Comadrán	Independent
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Ms Carlos Fernández González	Independent

Secretary	Mr Jaime Pérez Renovales

Our board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in 4.2.

There have been no changes in the composition of the committee during 2018.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee .

159

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the remuneration committee’s activities in 2018, classified in accordance with the committee’s basic functions.

Duties	Action taken by the Remuneration Committee
Remuneration of directors
• Individual remuneration of directors in their capacity as such

•  Analysed the individual remuneration of directors in their capacity as such based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances evaluated by the board. Submission of a proposal to the board for remuneration of the new members of the responsible banking, sustainability and culture and also to increase the remuneration of members of the board as members of the board (+2.5%) in 2018 and the annual amount for the chairman of the audit and risk committees (from EUR 50 thousand to EUR 70 thousand). The rest of the remuneration components remained unchanged.

• Benefit scheme

•  The Remuneration Policy mentioned above provided for the elimination in 2018 of the supplemental benefit scheme for the contingencies of death and permanent disability while in office of serving directors provided for in the contracts of the chairman and the CEO, attributing to them an exceptional, non-cumulative supplement to the fixed remuneration. This change did not involve an increased cost to the Bank and eliminated the risk of the cost of this benefit rising in the future, completing the process of reducing risks from pension commitments (derisking).

• Individual fixed remuneration for executive directors

•  Submitted a proposal to the board to maintain the same gross salary for the executive chairman and CEO in 2018 as in 2017, with an increase equivalent to the reduction of fixed pension contributions, without the total compensation being increased as a result of this change, as well as a proposal to increase the gross annual salary of Mr Rodrigo Echenique in consideration of the new responsibilities he assumed in relation to the integration of Banco Popular into the Santander Group.

• Proposed to the board to maintain the gross annual salary for executive directors in 2019 as in the prior year.
• Individual variable remuneration for executive directors

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM, for the approval of a maximum level of variable remuneration up to 200% of the fixed component for executive directors and persons belonging to categories of staff whose professional activities (excluding control functions) have a material impact on the risk profile of the Group (the ‘Identified Staff’ or ‘Material Risk Takers’).

•  Determined the annual variable remuneration for 2017 payable immediately and the deferred amounts, part of which are established as a maximum and are conditioned to compliance with long term objectives established for executive directors, to be approved by the board, taking into account the directors´ remuneration policy, based on the individual level of achievement of the annual performance targets and the weightings previously established by the board, and the application of the corresponding targets, scales and weightings.

•  As part of the directors´ remuneration policy, the committee submitted a proposal for the annual performance indicators and targets to be used for the calculation of the annual variable remuneration for 2019, to be approved by the board. In addition, for submission to the board, establishing the achievement scales for annual and multi-year performance targets and their associated weightings.

• Share plans

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM regarding the approval of the application of remuneration plans involving the delivery of shares or share options (deferred multiyear targets variable remuneration plan, deferred and conditional variable remuneration plan, application of the Group’s buy-out policy and plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the UK).

• Propose the directors´ remuneration policy to the board

•  A proposal was submitted to the board, for subsequent submission to a binding vote at the 2018 AGM, regarding the approval of the directors´ remuneration policy for 2018, 2019 and 2020, and the committee issued the required explanatory Report regarding the directors’ remuneration policy.

160	2018 Annual Report

Responsible banking	Corporate governance	Economic and financial review	Risk management
Board of directors

Duties	Action taken by the Remuneration Committee
• Propose the annual directors´ remuneration Report to the board

•  Submitted of a proposal to the board, for subsequent submission to a consultative vote at the 2018 AGM, regarding the annual directors’ remuneration report.

•  The committee assisted the board of directors in supervising compliance with the director remuneration policy.

•  The committee was informed by the lead independent director about the contacts with key shareholders and proxy advisors on remuneration issues for executive directors.

•  Celebrated four joint sessions with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting and being compatible with adequate and effective risk management.

Remuneration of non-director members of senior management
• Remuneration policy for senior executive vice presidents and other members of senior management

•  Established the basic terms of the contracts and remuneration for members of senior management in terms of their fixed and variable annual remuneration, submitting to the board the corresponding proposals for approval.

•  Established the annual variable remuneration for 2017 payable immediately and the deferred remuneration of members of senior management to be approved by the board, based on the individual level of achievement of the annual performance targets and their weightings as previously established by the board, and the application of the corresponding targets, scales and weightings.

•  Established of the annual performance indicators to be used for the calculation of variable remuneration for 2019 to be approved by the board, and with the cooperation of the human resources committee, and establishment, for submission to the board, the achievement scales for the annual and multi-year performance targets and weightings.

Remuneration of other executives whose activities may have a significant impact on the Group’s assumption of risks
• Remuneration for other executives who, although not members of senior management, are identified staff

•  Established the key elements of the remuneration of ‘identified staff’.

•  Reviewed and updated the composition of the identified staff in order to identify the persons within the Group who fall within the parameters established for being included in such group.

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM, regarding the approval of a maximum level of variable remuneration up to 200% of the fixed component for certain Group employees belonging to categories of staff whose professional activities have a material impact on the risk profile of the Bank or the Group.

• Assist the board of directors in supervising compliance with director remuneration policies

•  Reviewed the remuneration programmes to ensure they are up-to-date, giving weight to their adaptation and performance; ensuring that directors’ remuneration is appropriate taking into account the Bank’s results, culture and risk appetite; and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting adequate and being compatible with and effective risk management.

•  The committee informed the board of the content of the report issued by an external consultant assessing the remuneration policy, in application of the provisions of Law 10/2014, which establishes that the remuneration policy of credit institutions will be subject, at least once a year, to a central and independent internal evaluation, in order to verify whether the remuneration guidelines and procedures adopted by the board of directors in its supervisory function have been complied with.

•  Assisted the board in its supervision of the compliance with the remuneration policy for the directors and other members of the identified staff, as well as with any other Group’s remuneration policies.

• Monitored the gender pay reporting analysis and identified the areas for improvement.
• Verified the independence of the external consultants contracted to assist the committee in the performance of its duties.
Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the committee during 2017.
• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017 an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

161

Time devoted to each task

In 2018, the remuneration committee held 11 meetings. Section 4.3, ‘Board and committees attendance’ provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately four hours per meeting, with the chairman estimated to have spent, approximately, double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the remuneration committee.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting, informing, proposing and advising the board. This was demonstrated to holding an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

In 2018 the remuneration committee followed up on all organisational actions and improvements that were launched as a result of the effectiveness assessment carried out in 2017.

The committee has continued to monitor the gender pay reporting analysis and to identify areas of improvement. The committee is conscious that any unjustified gender imbalances that may be identified within the organization must be fought. In addition, the committee continued with its work in identifying areas for potential improvement in the various Group units.

The committee has celebrated joint sessions with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity that do not incentivise assuming risks that exceed the level tolerated by the Bank and are consistent with the approved risk strategy of the Bank.

Report regarding the director remuneration policy

As provided for under section 2 of article 529 novodecies of the Spanish Companies Act, the remuneration committee issues this report regarding the director remuneration policy for 2019, 2020 and 2021 that the board of directors intends to submit to binding approval of the shareholders at the coming AGM as a separate item of the agenda and which is an integral part of this report. See section 6.4 ‘Director remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders’.

Considering the analysis made in the context of the elaboration of the 2018 annual report on director remuneration and its continuous supervision task in relation to remuneration policies, the remuneration committee is of the opinion that the director remuneration policy for 2019, 2020 and 2021, which is expected to be submitted to the shareholders vote and is included in section 6.4 below, conforms to the principles of the Bank’s remuneration policy and to the by-law mandated remuneration system.

2019 Priorities

•	Intragroup coordination: coordination with the remuneration committees of the Group subsidiaries is a priority, to monitor the adequate implementation and application of the corporate policies regarding remuneration.

•	Gender pay gap: The committee will continue working in analysing pay gaps that may exist due to gender or other factors, adopting solutions for unjustified imbalances when detected.

•	Effective compensation: ongoing focus on shaping compensation structures and schemes to reflect the Bank’s culture and continue driving these towards meritocracy and the corporate values. Review the Bank’s remuneration policies to ensure that they are aligned with international best practices, and that they foster talent attraction and retention.

4.7 Risk supervision, regulation and compliance committee activities in 2018

This section constitutes the risk supervision, regulation and compliance committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in ‘Redesigned corporate governance report’ in section 1. This report was prepared by the risk supervision, regulation and compliance committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Álvaro Cardoso de Souza	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
MembersA	Ms Esther Giménez Salinas i Colomer	Independent
	Mr Ramiro Mato García-Ansorena	Independent
	Ms Belén Romana García	Independent
Secretary	Mr Jaime Pérez Renovales

A.	Mr Bruce Carnegie-Brown ceased as member of the committee on 1 January 2019.

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

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For further information the skills, knowledge and experience of each of the committee members, see section 4.1 ‘Our directors’ and ‘Board skills and diversity matrix’ in 4.2.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the risk supervision, regulation and compliance committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
Risk
• Assist the board in (i) defining the Group’s risk policies, (ii) determining the risk appetite strategy and culture and (iii) supervising their alignment with the Group’s corporate values

•  The committee carried out an overview of the Group’s risks, and specific analyses by unit and risk type, and assessed proposals, and assessed issues and projects relating to risk management and control.

•  Established and proposed to the board the approval of the risk appetite (risk appetite framework or RAF and the risk appetite statement), including proposals for new metrics. Reviewed on a quarterly basis the compliance with the limits.

•  Received information about matters relating to the proper management and control of risks within the Group, most notably the Risk Identification and Assessment (RIA), the Risk Control Self-Assessment (RCSA), one of the main tools for controlling these risks.

•  Received regular updates on the main risks affecting the different (e.g. Brexit, ring fencing, hyperinflation and devaluation in Argentina) business units and subsidiaries. The chairmen of the committee and of the risk committees of the different main global businesses and geographies of the Group held a risk convention to obtain a holistic view of the risks within the Group.

•  Monitored risks derived from technological obsolescence and related to cybersecurity, including data leakage, incident and vulnerability detection, patch management, network security and access control, amongst others. The committee was informed on the status of the main IT development and projects. Oversight was coordinated with the innovation and technology board committee, with which one joint session was held.

•  Supervised the different risks associated with the main corporate transactions analysed by the Bank and the different mitigating measures proposed to address them. In particular, it monitored the risks associated with the integration of Banco Popular in Spain and Portugal.

•  The Group chief financial officer (CFO) submitted the 2018 Recovery Plan to the committee, assessing the Group’s resilience in scenarios of severe stress. The plan was submitted to the board of directors for approval.

• Supervised and submitted for approval to the board of directors the risk strategy.

•  Supervised the alignment of the risk strategy with the 3-year strategic financial plan, P-21 (from 2019 to 2021), which covers, in qualitative terms and for the entire Group, the priorities and projects for the next three years and, in quantitative terms, a financial plan for that period.

• Joint meetings with board audit committee in order to share information regarding IFRS9, cybersecurity and obsolescence risk, whistleblowing,policy on outsourcing of services and other matters.

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Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
• Assess the activity linked to Risk Management and Control	• Ensured that the pricing policy for the assets, liabilities and services offered to customers fully takes into consideration the business model and appetite and risk strategy of the Bank.
• Ascertained the risks resulting from the macroeconomic environment and economic cycles pertaining to the activities of the Bank and its Group.

• Reviewed the main exposures of the Group with customers, economic sectors, geographical areas and types of risk.

•  Supported and assisted the board in conducting stress tests of the Bank. In particular, it assessed the scenarios and assumptions to be used in such tests, analysing the results and the measures proposed by the Risk function as a result.

• Supervise the Risk function	• Ensured the independence and efficacy of the Risk function and that material and human resources were duly provided.

•  Assessed the Risk function and the performance of the Chief risk officer (CRO) and shared its assessment to the remuneration committee and the board, in order to establish the variable remuneration payable to him.

• Collaboration to establish rational remuneration policies and practices	• Examined in conjunction with the remuneration committee whether the incentives policy envisaged in the remuneration scheme takes into account risk, capital, liquidity and the probability of profit.

•  Analysed in conjunction with the remuneration committee, the factors used to determine the ex-ante risk adjustment of the total variable remuneration assigned to the units, based on how previously assessed risks actually materialised.

Capital and liquidity
• Assist the board in approving the capital and liquidity strategies and supervise their implementation

•  Reviewed the annual capital self-assessment report (ICAAP) prepared by the Finance and Risks divisions in accordance with industry best practices and supervisory guidelines and submitted this report to the board for approval. Moreover, a capital plan was drawn up in accordance with the scenarios envisaged over a three-year time frame.

•  Endorsed the Pillar III disclosures report, which was submitted to and finally approved by the board. The report describes various aspects of the Group’s management of capital and of risk and provides an overview of the function and management of capital; base capital and prescribed capital requirements; policies for managing the various risks undertaken by the Bank from the standpoint of capital consumption; composition of the Group’s portfolio and its credit quality, measured in terms of capital and the roll-out of advanced internal models.

• Assessed the liquidity plan (ILAAP), developed in the context of the Group’s business model and submitted for approval by the board.
Compliance and conduct
• Supervise the Compliance and Conduct function	• Monitored the implementation of the compliance programs and the Target Operating Model (TOM) across the Group.

•  The Group Chief compliance officer (CCO) attended to all committee sessions (thirteen) in 2018 to report on matters under her responsibility, including the four joint sessions held in 2018 with the audit committee, the remuneration committee and the innovation and technology committee.

• Ensured the independence and efficacy of the Compliance function.

•  Assessed the Compliance function (including the analysis of the function’s staffing to ensure that the function has the physical and human resources needed for the performance of its work) and the performance of the CCO and shared it with to the remuneration committee and the board in order to establish her variable remuneration.

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Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee

• Supervise the efficacy of the Compliance policy, the General Code of Conduct, anti-money laundering and terrorist financing manuals, and all other sector codes and rules	• Assessed the operation of the corporate defence model and its efficacy in preventing or mitigating criminal offences.
• Monitored the compliance with regulatory requirements regarding:
• The implementation of GDPR throughout the year within the Group; analysed the main risks and mitigation plans.
• The implementation of MiFID II throughout the year.
• Monitored and assessed new regulations affecting the Group´s activity in the different jurisdictions.
• Monitored key strategies and initiatives for enhancing AML management in the medium term through the application of innovative technologies.

• Received an external expert’s report in line with legal obligations on the prevention of money laundering in relation to Spain entities.

• Regulatory compliance reported:

• Volcker’s compliance programme and the results of the Group’s certification.

• The global supervision model of market abuse at the Group, highlighting its maturity, endorsed by Internal Audit.

• The Bank’s treasury share trading, which complied with the applicable regulations.
• Product governance and consumer protection	• Reviewed and submitted to the board the annual report from the Group’s customer services department, explaining its activities in 2017.

•  Received information about the progress of the local action plans regarding internal sales force remuneration in the Group and an overview of an initial assessment of the external sales force regarding their potential conduct risk impact.

• Received an update on the status of customers’ complaints in the first half of 2018 and action plans in place to address any deficiencies and detriment to customers identified.

• Received information on some of the conclusions reached from the activities carried out by the product governance and consumer protection unit.
• Supervise the whistleblower channels

•  Supervised the activity of the whistleblowing channel that allows Group employees to confidentially and anonymously report any breaches of external or internal rules, and submitted the conclusions achieved to the audit committee.

• Reviewed and reported the measures taken in the different countries to promote the use of whistleblower channels and their results, in accordance with the request by the board of directors.

•  The Culture and Regulatory Compliance functions developed a joint proposal to create a single channel model for reporting violations of the General Code of Conduct and behaviours contrary to the values of Simple, Personal and Fair.

• Communications received from supervisors and regulators

•  Received monthly reports on the most relevant communications received from supervisory bodies in the area of compliance and conduct, and supervised the implementation of the associated actions and measures approved.

Governance
• Corporate governance and internal governance

•  The committee assessed the suitability of the Bank’s corporate governance system, concluding that the board fulfils its mission of promoting social interest and takes stakeholders’ interests into account, thereby reporting favourably the content of the corporate governance report.

• Received information on the meetings held with institutional investors to explain the main initiatives implemented by the board in the area of corporate governance.

• Reported favourably on the corporate governance annual report.

• Reported favourably on the proposed amendments to the Rules and regulations of the board prior to its approval by the board.

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Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
Regulations and relations with supervisors
• Regulation and relations with supervisors	• Monitored reports on the main issues raised up by supervisors, the status of the action plans associated with these issues and those responsible for their implementation.

•   Received information about the priorities published by the European Central Bank that will guide the Single Supervisory Mechanism (SSM). Likewise, the committee was informed about the results of the Supervisory Review and Evaluation Process (SREP) carried out by the ECB and about other regulatory updates.

•   Received from periodic information about the macroeconomic environment and economic and political performance and the outlook in various countries, as well as with regard to the main regulatory principles, new regulations and matters being debated in the financial sector that could affect the Group’s activity, in addition to its position in connection with these.

•   The committee was informed about the updates in relation to the new interbank offered rates (IBORS) based on alternative risk-free rates, which are being developed by the supervisors of the main jurisdictions.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information

•   At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman at that moment, reported to the shareholders on the matters and activities within the purview of the appointments committee.

• Corporate documentation for 2017

•   Drafted the activities report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the risk, supervision regulation and compliance committee held 13 meetings. In section 4.3 ‘Board and committees attendance’ provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately 10 hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness was considered as part of the overall internal assessment of board effectiveness carried out internally in 2018. The committee considered the findings and suggested actions resulting from the review and related to the risk, supervision regulation and compliance committee.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting and advising the board. This was demonstrated to holding an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

In 2018, our risk supervision, regulation and compliance committee followed up on all organisational actions and improvements that were launched as a result of the assessment carried out in 2017:

•	It continued its collaboration with the innovation and technology board committee, holding joint meetings to allow coordinated oversight of technology and cybersecurity risk, ensuring the provision of necessary resources.

•	It consolidated its function of supporting and assisting to the board as a committee specialised in the control and supervision of the Risks and Compliance functions, increasing its collaboration with the audit committee in the supervision of internal audit activities; and;

•	It strengthened its relationship with the risk supervision, regulation and compliance committees of the main subsidiaries of the Group, through continuous communication and sharing of best practices, among the chairman of these committees.

2019 Priorities

The committee has identified the following priorities for 2019:

•	Ongoing focus on material risks and the potential impact of their outcomes and continuous analysis of the macroeconomic environment and early warning indicators.

•	Ensuring the proper coordination with other board committees, including, among others, the responsible banking, sustainability and culture committee, the remuneration committee and the audit committee, and that they are aware of the work of the committee and how it relates to their respective responsibilities.

•	Oversight of transformational projects (regulatory and non regulatory).

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4.8 Related-party transactions and conflicts of interest

Related-party transactions

Directors, senior management and significant shareholders

This subsection includes the report on related-party transactions referred to in recommendation six of the Good Governance Code of Spanish Listed Companies.

In accordance with the Rules and regulations of the board, the board of directors shall examine any transactions that the Bank or Group companies carry out with directors, with shareholders that own, whether individually or together with others, a significant interest, including shareholders represented on the board of directors of the Bank or of other Group companies, or with persons related to them.

These transactions require the authorisation of the board, following a favourable report from the audit committee, except where the law provides that the approval corresponds to the GSM. Exceptionally, when so advised for reasons of urgency, related-party transactions may be authorised by the executive committee, with subsequent ratification by the board.

Such transactions shall be evaluated in the light of the principle of equal treatment and in view of market conditions.

Authorisation of the board shall not be required, however, for transactions that simultaneously meet the following three conditions:

•	They are carried out under contracts with basically standard terms that customarily apply to the customers contracting for the type of product or service in question.

•	They are entered into prices or rates generally established by the party acting as supplier of the goods or service in question or, if the transactions concern goods or services for which no rates are established under arm’s length conditions, similar to those applied to commercial relationships with customers having similar characteristics.

•	The amount thereof does not exceed 1% of the Bank’s annual income.

During 2018, no member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, to the best knowledge, has entered with the Bank into any significant transactions or under conditions which were not market conditions.

The audit committee has verified that all transactions completed with related parties during the year were fully compliant with the abovementioned conditions in order not to require approval from the governing bodies as mentioned in the audit committee activities report in section 4.4. ‘Audit committee activities in 2018’.

Group direct risks regarding the Bank’s directors and members of senior management as of 31 December 2018 in the form of loans and credits and guarantees provided in the ordinary course of business, are shown in note 5.f of the ‘consolidated financial statements’. Their conditions are equivalent to those made under market conditions or the corresponding remuneration in kind has been attributed.

In addition, the Bank also has a policy for the authorization of loans, credits, loans and guarantees to directors and members of senior management that contains the procedure established for the authorization and formalization of risk transactions of which they or their related parties are beneficiaries.

The policy includes general rules on maximum borrowing levels, interest rates and other conditions applicable in similar terms to those applicable to the rest of employees.

According to the mentioned policy and with the regulations applicable to credit institutions, the loans, credits or guarantees to be granted to directors and senior managers of the Bank need to be authorised by the board and subsequently by the ECB. There are two exceptions:

•	Transactions subject to the conditions of a collective agreement agreed by the Bank and whose conditions are similar to the conditions of transactions granted to any Bank employee.

•	Transactions carried out under contracts whose conditions are standardised and generally applied to a large number of customers, provided that the amount granted to the beneficiary or its related parties does not exceed the amount of EUR 200,000.

Intra-group transactions

With regard to intra-group transactions, identical rules, approval bodies and procedures apply as to transactions with customers, with mechanisms in place to monitor that such transactions are under market prices and conditions.

The amounts of the transactions with other Group entities (subsidiaries, associates and multigroup entities), as well as with directors, senior management and their related parties are included in note 53 (‘Related parties’) in the ‘consolidated financial statements’ and note 47 (‘Related parties’) in the individual financial statements.

Conflicts of interests

The Bank has approved standards and procedures that establish the criteria for the prevention of conflicts of interest that may arise as a result of the various activities and functions carried out by the Bank, or between the Bank’s interests and those of its directors and senior management.

In 2018, we have approved an internal policy on conflicts of interest that is a compilation of various binding documents that existed prior to that time, that provides the employees, directors and entities of the Group with criteria to prevent and manage any conflict of interest that may arise as a result of their activities.

Directors and senior management

Our directors must adopt the measures that are necessary to prevent situations in which their interests, whether their own or through another party, may enter into conflict with the corporate interest and their duties towards the Bank.

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The duty to avoid conflicts of interest requires directors to fulfil certain obligations such as abstaining from using the Bank’s name or their capacity as directors to unduly influence private transactions, using corporate assets, including the confidential information of the Bank, for private purposes, taking advantage of business opportunities of the Bank, obtaining benefits or remuneration from third parties in connection with the holding of their position, except for those received merely as a sign of courtesy, carrying out activities, on their own behalf or on behalf of others, which actually or potentially entail effective competition with the Bank or which otherwise place them in a situation of permanent conflict with the interests of the Bank.

In any case, they must inform the board of any direct or indirect conflict of interest between their own interests or those of their related parties and those of the Bank that will be disclosed in the financial statements.

No director has communicated during the year 2018 any situation that places him in a conflict of interest with the Group. However, in 2018, there were 60 occasions in which directors abstained from participating in discussions and voting on matters at the meetings of the board of directors or of its committees. The breakdown of the 60 cases is as follows: on 26 occasions the abstention was due to proposals to appoint, re-elect or remove directors, and their appointment as members of board committees or as members of other boards at Santander Group companies; on 30 occasions the matter under consideration related to remuneration or the granting of loans or credits; on 1 occasion the matter concerned the discussion of a risk transaction involving a party related to a director; and on 3 occasions the abstention concerned the annual verification of the status and the suitability of directors.

Further, the mentioned policy of conflicts of interest and the Code of Conduct in Securities Markets to which both, the directors and the senior management of the Bank have adhered to, establishes mechanisms to detect and address conflicts of interest. These persons must present a statement to the Compliance function of the Bank detailing any relations they hold. This statement must be continuously updated. They must also notify the Compliance function of any situation in which a conflict of interest could occur owing to their relations or due to any other reason or circumstance and they shall abstain from deciding, or where applicable, voting in situations where a conflict exists and shall likewise inform about the conflict to those who are to take the respective decision.

Conflicts of interest shall be resolved by the person holding the highest responsibility for the area involved. If several areas are affected, the resolution shall be made by the most senior officer in all such areas or if none of the foregoing rules are applicable, by the person appointed by the Compliance function. In the event of any doubt, the Compliance function should be consulted.

The control mechanisms and the bodies in charge of resolving this type of situations are described in the Code of Conduct in Securities Markets, which is available on the Group’s corporate website. According to this code, and in relation to the Group’s shares and securities, neither directors, the senior management nor their related parties may: (i) carry out counter-transactions on securities of the Group within 30 days following each acquisition or sale thereof; or (ii) carry out transactions on Group securities in the one month preceding the announcement of quarterly, six-monthly or annual results until they are published

Group companies

The Bank is the only Santander Group company listed in Spain, so it is not necessary to have mechanisms in place to resolve possible conflicts of interest with subsidiaries listed in Spain.

Notwithstanding, in case of conflicts of interest that may arise between a subsidiary and the Bank, the latter as the parent company must take into account the interests of all its subsidiaries and the way such interests contribute to the long term interest of the subsidiaries and the Group as a whole. Likewise, the entities of the Santander Group must take into account the interests of the Santander Group as a whole and, consequently, also examine how decisions adopted at the subsidiary level may affect the Group.

The Bank, as the parent company of Santander Group, structures the governance of the Santander Group through a system as ruler that guarantees the existence of rules of governance and an adequate control system, as described in section 7 ‘Group structure and internal governance’.

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5. Management team

The table below shows the profiles of the Bank’s senior management (other than the executive directors described in section 4.1 ‘Our directors’) as of 31 December 2018.

Mr Rami Aboukhair	COUNTRY HEAD – SANTANDER SPAIN	Born in 1967. He joined the Group in 2008 as a director of Santander Insurance and head of Products and Marketing. He also served as managing director of products, marketing and customers in Banco Español de Crédito, S.A. (Banesto) and as managing director and head of Retail Banking in Santander UK. In 2015 he was appointed country head for Santander Spain and in 2017 he was named CEO of Banco Popular Español, S.A. until its merger with Banco Santander, S.A. He is currently senior executive vice president and country head of Santander Spain.

Mr Enrique Álvarez	HEAD OF STRATEGY, CORPORATE DEVELOPMENT AND NEW BUSINESSES DEVELOPMENT – SANTANDER UK	Born in 1978. He joined the Group in 2015 as deputy head of strategy. He is currently senior executive vice president, and until 15 February 2019 Group head of Chairman’s Office and Strategy and global head of Insurance Network Banking and Responsible Banking. He is currently head of strategy corporate development and New Businesses Development in Santander UK. He is also a director of Open Digital Services, S.L., Santander Fintech Limited and Zurich Santander Insurance America, S.L. Previously he was a partner in McKinsey & Company.

Ms Lindsey Argalas	HEAD OF SANTANDER DIGITAL	Born in 1968. In 2017 she joined the Group as senior executive vice president and Group head of Santander Digital. She served as principal of The Boston Consulting Group (BCG) (1998-2008). She also served as senior vice president and chief of staff to the CEO of Intuit Inc. (2008-2017).

Mr Juan Manuel Cendoya	GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH	Born in 1967. He joined the Bank in July 2001 as Group senior executive vice president and head of the Communications, Corporate Marketing and Research division. In 2016 he was appointed vice chairman of the board of directors of Santander Spain and head of Institutional and Media Relations of that unit, in addition to his function as Group head of Communications, Corporate Marketing and Research. He is also a member of the board of directors of Universia. Formerly, he was head of the legal and tax department of Bankinter, S.A. Juan Manuel Cendoya is a State Attorney. Positions held in other non-Group companies: He is currently a non-executive director at Arena Media Communications Network, S.L.

Mr José Doncel	GROUP HEAD OF ACCOUNTING AND FINANCIAL CONTROL	Born in 1961. He joined the Group in 1989 as head of accounting. He also served as head of accounting and financial management at Banco Español de Crédito, S.A. (Banesto) (1994-2013). In 2013 he was appointed senior executive vice president and head of the Internal Audit division. In 2014 he was appointed Group head of Accounting and Financial Control. Currently he serves as Group chief accounting officer.

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Mr Keiran Foad	GROUP CHIEF RISK OFFICER	Born in 1968. He joined the Group in 2012 as deputy chief risk officer of Santander UK. He also served in various risk and corporate leadership roles at Barclays Bank, plc. (1985-2011) and as chief risk officer at Northern Rock, plc. In 2016 he was appointed senior executive vice president and deputy chief risk officer of the Bank until his appointment in 2018 as the Group chief risk officer.

Mr José Antonio García Cantera	GROUP CHIEF FINANCIAL OFFICER	Born in 1966. He joined the Group in 2003 as senior executive vice president of global wholesale banking of Banco Español de Crédito, S.A. (Banesto). In 2006 he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int, Ltd. and Citigroup Capital Markets UK. In 2012 he was appointed senior executive vice president of Global Corporate Banking. Currently he serves as Group chief financial officer.

Mr Juan Guitard	GROUP CHIEF AUDIT EXECUTIVE	Born in 1960. He joined the Group in 1997 as head of human resources of Santander Investment, S.A. He was also General Counsel and Secretary of the board of Santander Investment, S.A. and Banco Santander de Negocios. In 2013 he was head of the Bank’s Risk division. In November 2014 he was appointed head of the Internal Audit division. Currently, he serves as Group chief audit executive. Juan Guitard is a State Attorney.

Mr José María Linares	GLOBAL HEAD OF CORPORATE & INVESTMENT BANKING	Born in 1971. He served as an equity analyst in Morgan Stanley & Co. New York (1993-1994). He worked as senior vice president and senior Latin America telecom equity analyst at Oppenheimer & Co. New York (1994-1997). He also served as Director Senior Latin America TMT equity analyst at Société Générale, New York & São Paolo (1997-1999). In 1999 he joined J.P. Morgan and in 2011 was appointed as managing director and head of Global Corporate Banking at J.P. Morgan Chase & Co. (2011-2017). In 2017 he was appointed senior executive vice president of the Group and Global head of Corporate & Investment Banking.

Ms Mónica López-Monís	GROUP CHIEF COMPLIANCE OFFICER	Born in 1969. She joined the Group in 2009 as general secretary and board secretary of Banco Español de Crédito, S.A. (Banesto). Formerly, she was general secretary of Aldeasa, S.A. She also served as general secretary of Bankinter, S.A. In 2015 she was appointed senior executive vice president of Santander and Group chief compliance officer. Mónica López-Monís is a State Attorney.

Mr Javier Maldonado	GROUP HEAD OF COSTS	Born in 1962. He joined the Group in 1995 as head of the international legal division of Banco Santander de Negocios. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Santander and head of coordination and control of regulatory projects in 2014. He currently serves as Group senior executive vice president and head of Costs. Positions held in other non-Group companies: He is non-executive director of Alawwal Bank.

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Mr Dirk Marzluf	GROUP HEAD OF TECHNOLOGY AND OPERATIONS	Born in 1970. He joined the Group in 2018 as Group senior executive vice president and Group head of IT and operations. Previously he held several positions in AXA Group, where he served as group CIO from 2013 leading the insurance group’s technology and information security transformation and co-sponsor of its digital strategy. His global roles include previous work at Accenture, Daimler Chrysler and Winterthur Group.

Mr Víctor Matarranz	GLOBAL HEAD OF WEALTH MANAGEMENT	Born in 1976. He joined the Group in 2012 as head of strategy and innovation in Santander UK. In 2014 he was appointed senior executive vice president and head of executive chairman´s office and strategy. Previously, he held several positions in McKinsey & Company where he became partner. Currently, he serves as senior executive vice president and Global head of Wealth Management.

Mr José Luis de Mora	GROUP HEAD OF FINANCIAL PLANNING AND CORPORATE DEVELOPMENT	Born in 1966. He joined the Group in 2003. Since 2003, he has been in charge of developing the Group strategic plan and acquisitions. In 2015 he was appointed Group senior executive vice president and Group head of Financial Planning and Corporate Development. Since 15 February 2019, the strategy function has been integrated with the corporate development function.

Mr José María Nus	RISK ADVISER TO GROUP EXECUTIVE CHAIRMAN	Born in 1950. He joined the Group in 1996 as executive director and chief risk officer of Banco Español de Crédito, S.A. (Banesto). In 2010 he was appointed executive director and chief risk officer of Santander UK. He also served as Group chief risk officer until June 2018. Formerly, he served as senior executive vice president in Argentaria and Bankinter. He currently serves as senior executive vice president and risk advisor to Group executive chairman.

Mr Jaime Pérez Renovales	GROUP HEAD OF GENERAL SECRETARIAT AND HUMAN RESOURCES	See profile in section 4.1. ‘Our directors’.

Ms Magda Salarich	HEAD OF SANTANDER CONSUMER FINANCE	Born in 1956. She joined the Group in 2008 as senior executive vice president and head of Santander Consumer Finance. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Ms Jennifer Scardino	HEAD OF GLOBAL COMMUNICATIONS. GROUP DEPUTY HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH	Born in 1967. She joined the Group in 2011 as head of corporate communications, public policy and corporate social responsibility for Santander UK. She also held several positions in the US Securities and Exchange Commission (1993-2000). She was appointed managing director of Citigroup (2000-2011). In 2016 she was appointed senior executive vice president and head of Global Communications and Group deputy head of Communications, Corporate Marketing and Research.

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6. Remuneration

Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.7, 9.4 and 9.5 below constitute the annual report on directors’ remuneration that must be prepared and submitted to the consultative vote of the general shareholders’ meeting. This report was published in previous years separately while now it is published as part of this Corporate governance chapter, as indicated in its introduction, ‘Redesigned corporate governance report’.

Pursuant to the previous paragraph, this annual report on remuneration of directors has been approved by the board of directors of the Bank, in its meeting held 26 February 2019. None of the directors voted against nor abstained in relation to the approval of this report.

The text of the remuneration policy for directors in force at the date of this report is available at our corporate website.

6.1 Principles of the remuneration policy

Remuneration of directors in their capacity as such

The individual remuneration of directors, both executive and otherwise, for the performance of supervisory and collective decision-making duties, is determined by the board of directors, within the amount set by the shareholders, based on the positions held by the directors on the collective decision-making body itself and their membership and attendance of the various committees, as well as any other objective circumstances that the board may take into account.

Remuneration of directors for the performance of executive duties

The most notable principles of the Bank’s remuneration policy for the performance of executive duties are as follows:

1.

Remuneration must be aligned with the interests of shareholders and be focused on long-term value creation, while remaining compatible with rigorous risk management and with the Bank’s long-term strategy, values and interests.

2.	Fixed remuneration must represent a significant proportion of total compensation.

3.	Variable remuneration must compensate for performance in terms of the achievement of agreed goals of the individual and within the framework of prudent risk management.

4.	The global remuneration package and the structure thereof must be competitive, in order to appeal to and retain professionals.

5.	Conflicts of interest and discrimination must be avoided in decisions regarding remuneration.

The assistance of Willis Towers Watson was sought by the remuneration committee and the board for the following purposes:

•	To compare the relevant data with that on the markets and comparable entities, given the size, characteristics and activities of the Group.

•	To analyse and confirm the compliance of certain quantitative metrics relevant to the assessment of certain objectives.

•	To estimate the fair value of the variable remuneration linked to long-term objectives.

Banco Santander performs an annual comparative review of the total compensation of executive directors and senior executives. The ‘peer group’ in 2018 comprised the following banks: Itaú, JP Morgan Chase, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

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Remuneration

6.2 Remuneration of directors for the performance of supervisory and collective decision-making duties: policy applied in 2018

A. Composition and limits

As set out in Banco Santander’s Bylaws, the remuneration remuneration of directors for their status as such now consists of a fixed annual amount determined at the general shareholders’ meeting. This amount shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such a reduction appropriate. The remuneration established at the general shareholders’ meeting for 2018 was EUR 6 million, with two components: (a) annual allotment and (b) attendance fees.

Bylaw-stipulated emoluments earned by the board in 2018 amounted to EUR 4.6 million, which is 23% less than the amount approved at the general shareholders’ meeting.

In addition, the Bank contracts a civil liability insurance policy for its directors upon customary terms that are proportionate to the circumstances of the Bank. Directors are also entitled to receive shares, share options or share-linked compensation following the approval of the general shareholders’ meeting.

Directors are also entitled to receive other compensation following a proposal made by the remuneration committee and upon resolution by the board of directors, as may be deemed appropriate in consideration for the performance of other duties in the Bank, whether they are the duties of an executive director or otherwise, other than the supervisory and collective decision-making duties that they discharge in their capacity as members of the board.

None of the non-executive directors has the right to receive any benefit on the occasion of their removal as such.

B. Annual allotment

The amounts received individually by the directors during the last two years based on the positions held on the board and their membership on the various board committees were as follows:

Amount per director in euros	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	—
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk supervision, regulation and compliance committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	—
Lead directorA	110,000	110,000
Non-executive vice chairmen	30,000	30,000

A.

Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

C. Attendance fees

By resolution of the board, at the proposal of the remuneration committee, the amount of attendance fees applicable to meetings of the board and its committees (excluding the executive committee, for which no fees are provided) during the last two years was as follows:

Attendance fees per director per meeting in euros	2018 and 2017
Board of directors	2,600
Audit committee and risk supervision, regulation and compliance committee	1,700
Other committees (excluding executive committee)	1,500

D. Breakdown of bylaw-stipulated emoluments

The total amount accrued for bylaw-stipulated emoluments and attendance fees was EUR 4,6 million in 2018 (EUR 4,7 million in 2017). The individual amount accrued for each director for these items is as follows:

173

				Amount in euros
				2018										2017
Directors	Executive	Non-executive		Annual allotment								Board and committee attendance fees	Total bylaw- stipulated emoluments and attendance fees
				BoardG	EC	AC	ASC	RC	RSRCC	RBSCC	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea				90,000	170,000	—	—	—	—	8,000	268,000	39,000	307,000	301,000
Mr José Antonio Álvarez Álvarez				90,000	170,000	—	—	—	—	—	260,000	34,000	294,000	301,000
Mr Bruce Carnegie- Brown		I		383,000	170,000	—	25,000	25,000	40,000	—	643,000	89,000	732,000	731,400
Mr Rodrigo Echenique Gordillo				90,000	170,000	—	—	—	—	—	260,000	33,000	293,000	295,400
Mr Guillermo de la Dehesa Romero		N		120,000	170,000	—	25,000	25,000	20,000	—	360,000	81,000	441,000	472,700
Ms Homaira Akbari		I		90,000	—	40,000	—	—	—	8,000	138,000	61,000	199,000	159,156
Mr Ignacio Benjumea Cabeza de Vaca		N		90,000	170,000	—	13,000	25,000	40,000	8,000	346,000	86,000	432,000	444,400
Mr Francisco Javier Botín- Sanz de Sautuola y O’SheaA		N	B	90,000	—	—	—	—	—	—	90,000	31,000	121,000	123,900
Ms Sol Daurella Comadrán		I		90,000	—	—	25,000	25,000	—	8,000	148,000	67,000	215,000	206,900
Mr Carlos Fernández González		I		90,000	—	40,000	25,000	25,000	—	—	180,000	86,000	266,000	285,000
Ms Esther Giménez- Salinas i Colomer		I		90,000	—	—	—	—	40,000	8,000	138,000	58,000	196,000	161,756
Ms Belén Romana García		I		160,000	85,000	40,000	—	—	40,000	8,000	268,000	81,000	414,000	297,300
Mr Juan Miguel Villar MirC		I		90,000	—	—	—	—	—	—	90,000	18,000	108,000	170,388
Mr Ramiro Mato García- AnsorenaD		I		115,000	170,000	40,000	—	—	40,000	8,000	373,000	39,000	450,000	36,001
Mr Alvaro Cardoso de SouzaE		I		85,000	—	—		—	27,000	5,000	117,000	31,000	148,000	—
Mr Matías Rodríguez InciarteF				—		—	—	—				—		275,511
Ms Isabel Tocino BiscarolasagaF		I		—		—	—	—				—		417,577

Total				1,763,000	1,275,000	160,000	113,000	125,000	247,000	61,000	3,744,000	872,000	4,616,000	4,679,389

A.	All amounts received were reimbursed to Fundación Botín.

B.	Mr Javier Botín-Sanz de Sautuola is non-external (neither propietary nor independent) since 13 February 2018 (propietary at the beginning of 2018).

C.	Ceased to be a director on 1 January 2019.

D.	Director since 28 November 2017.

E.	Director since 23 March 2018.

F.	Ceased to be a director on 28 November 2017.

G.	Includes committees chairmanship and other role emoluments.

P: Proprietary I: Independent N: Non-external (neither proprietary nor independent).

EC: Executive committee AC: Audit committee ASC: Appointments committee RC: Remuneration committee RSRCC: Risk supervision, regulation and compliance committee. RBSCC: Responsible Banking, sustainability and culture committee.

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Remuneration

6.3 Remuneration of directors for the performance of executive duties

The policy applied to the remuneration of directors in 2018 for the performance of executive duties was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 23 March 2018, with 94.22% of the votes in favour. The table below summarises the remuneration policy and its implementation.

Component	Type of component	Policy	Implementation in 2018
Gross annual salary	Fixed

•  Paid in cash on a monthly basis.

•  Base salary for Ana Botín and José Antonio Alvarez reviewed in 2018 to reflect pension transformation (equivalent reduction of pension contribution).

•  Base salary for Rodrigo Echenique reviewed due to increased responsibilities.

• Ana Botin: EUR 3,176 thousand. • José Antonio Álvarez: EUR 2,541 thousand. • Rodrigo Echenique: EUR 1,800 thousand. • Pension transformation detailed in section 6.3 C.
Variable remuneration	Variable

•  Individual benchmark reference.

•  Calculated against a set of annual quantitative metrics and a qualitative assessment with input of individual performance.

•  50% of each payment is made in shares subject to a one-year retention. The number of shares is determined at the time of the award.

•  40% paid in 2019; 60% deferred in five years.

•  24% paid in equal parts in 2020 and 2021.

•  36% paid in equal parts in 2022, 2023 and 2024 subject to the compliance with a set of long-term objectives (2018-2020).

• See section 6.3 B ii) for details of annual metrics and assessment. • See section 6.3 B iv) for details of the long-term metrics. • See section 6.3 B iii) for details of the individual awards.
Fixed

•  Annual contribution at 22% of base salary.

•  Mr Echenique´s current contract does not provide for any pension benefit, without prejudice to his pension rights before he was appointed executive director.

• Until 2017, the annual contribution was 55% of the fixed and variable pensionable bases. Salary and incentive benchmark reviewed in the amount reduced in pension, with no cost increase for the Bank.
Benefit system	Variable	• Annual contribution at 22% of the 30% of the average of the last three-years variable remuneration.	• Supplementary death and disability benefits eliminated. • See section 6.3 C for details of the annual contributions and pension balance.
Other remuneration	Fixed

•  Includes life and accident and medical insurance, including any tax due on benefits.

•  Includes a fixed remuneration supplement in cash (not salary nor pensionable) as part of the elimination of the death and disability supplementary benefits.

•  Life and accident annuities has been increased as a result of the elimination of the supplementary death and disability benefits.

•  Implementation of the fixed remuneration supplement as supplementary benefits are eliminated.

•  See section 6.3 C for details on the pension transformation.

Shareholding policy	N/A	• 200% of the net tax amount of the annual gross basic salary. • Five years from 2016 to demonstrate the shareholding.	• No change from 2017.

A. Gross annual salary

The board resoled to maintain the same gross annual salary for Ms Ana Botín and Mr José Antonio Álvarez for 2018 as in 2017, although with an increase in the amount equivalent to the reduction of the fixed pension contributions in the terms described in section 6.3 C, and neither the total compensation nor the cost were increased. Until 2017, the annual fixed contributions were 55% of the gross annual salary. From 2018 onwards, the fixed contributions will be 22% of the gross annual salary.

The board approved an increase in the gross annual salary of Mr Rodrigo Echenique on consideration of his new responsibilities in relation with the integration of Banco Popular into the Santander Group. His annual gross salary is EUR 1,800 thousand from January 2018.

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In summary, the executive directors’ gross annual salary and fixed annual contribution to pension for 2018 and 2017 were as follows:

	2018			2017
EUR thousand	Gross annual salary	Fixed annual pension contribution	Total	Gross annual salary	Fixed annual pension contribution	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	3,176	699	3,875	2,500	1,375	3,875
Mr José Antonio Álvarez Álvarez	2,541	559	3,100	2,000	1,100	3,100
Mr Rodrigo Echenique Gordillo	1,800		1,800	1,500	—	1,500
Mr Matías Rodríguez InciarteA				1,568	—	1,568

Total	7,517	1,258	8,775	7,568	2,475	10,043

A.

Ceased to be a director on 28 November 2017. Figure includes his gross annual salary until he ceased to be a director. The portion of gross annual salary for discharging his duties as senior executive vice president from 28 November 2017 is included in the corresponding section.

B. Variable remuneration

i) General policy for 2018

The board approved the variable remuneration of the Group executive chairman, the chief executive officer and the other executive directors, at the proposal of the remuneration committee, in consideration of the approved policy:

•	The variable components[16] of the total remuneration of executive directors in 2018 amounts to less than 200% of the fixed components, as provided by agreement at the general shareholders’ meeting of 23 March 2018.

•	At the request of the remuneration committee, at the beginning of 2019 the board approved the final amount of the incentive for 2018, based on the individual benchmark variable remuneration figure in accordance with the following:

•	A group of short-term quantitative metrics measured against annual objectives.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25 percentage points upwards or downwards.

•	Where applicable, an exceptional adjustment that will be supported by the substantiated evidence.

•	The final variable remuneration is adjusted based on the individual assessment of the executive director, which is carried out in accordance with the current model and taking into account their individual objectives, as well as how they are achieved, for which the management of employees, the adherence to the corporate behaviours and the development of initiatives in the communities in which the Bank operates.

A.	Where applicable, an exceptional adjustment based on substantiated evidence

The quantitative metrics and the elements of the qualitative assessment are described below.

•	The approved incentive is paid 50% in cash and 50% in shares[17], a portion in 2019 and portion deferred and linked to multi-year targets. 40% shall be paid immediately once the final amount has been determined, and the remaining 60% shall be deferred in equal parts over five years, as follows:

•	Payment of the amount deferred over the first two years (24% of the total), payable in 2020 and 2021, where applicable, shall be conditional on none of the malus clauses described below being triggered.

•	The amount deferred over the next three years (36% of the total), payable in 2022, 2023 and 2024, where applicable, shall be conditional not only on the malus clauses not being triggered but also on the achievement of the multi-year targets described below. These objectives can only decrease the amounts and the number of deferred shares.

•	When the deferred amount is paid in cash, the beneficiary may be paid the adjustment for inflation through the date of payment.

•	All payments in shares are subject to a one-year retention period after being delivered.

16.

As stated in the initial table of this section 6.3, contributions to below of this section of the report, contributions to the benefits systems for two executive directors include both fixed components and variable components, which become part of the total variable remuneration.

17.

Since variable remuneration involves the delivery of shares of the Bank, the board of directors submitted to the shareholders at the 2018 annual general shareholders’ meeting, which so approved, the application of the third cycle of the Deferred Variable Remuneration Plan Linked to Multi-Year Targets, through which the aforementioned variable remuneration for executive directors is instrumented.

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•	The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

The payment schedule of the incentive is illustrated below.

All deferred payments, whether or not subject to long-term objectives, are subject to malus.

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy.

ii) Quantitative metrics and qualitative assessment for 2018

The variable remuneration for executive directors in 2018 factored in the quantitative metrics and qualitative factors approved by the board at the beginning of 2018 at the proposal of the remuneration committee18, which has taken into account the policy referred to in the paragraphs above and the work of the human resources committee19. The result of aggregating the quantitative and qualitative weighted results is as follows:

18.

Before determining the variable remuneration of executive directors and other senior managers, the committee receives a joint report from the risk compliance, audit and financial control functions of the Group identifying material errors which occurred during the year and satisfying itself that this has been appropiately reflected in the compensation proposals for each of these executives. Downward adjustment were made to the compensation of 68 material risk takers across the Group due to material errors, none related to the performance of executive directors or senior managers.

19.

This committee was aided by members of senior management who are also responsible for different functions in the Group, including risk, internal audit, compliance, general secretariat and human resources, financial management, financial accounting and control. Their role in this committee consisted of analysing quantitative metrics information, undertaking a qualitative analysis, and considering whether or not to apply exceptional adjustments. This analysis included different matters related to risk, capital, liquidity, quality and recurrence of results, and other compliance and control matters.

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Category and (weight)	Quantitative metrics			Qualitative
	Metrics	Assessment	Weighted assessmentA	Component	Assessment	Total weighted scoreB
Customers (20%)	Customer satisfaction Number of loyal customers	110.9% 100.1%	11.1% 10.0%	Effective compliance with the objectives of the rules on risk conduct in respect of customers.	+2.4% - Strengthened governance and management of commercialization conduct as part of Santander culture.	23.5%
Risks (10%)	Non-performing loans ratio Cost of lending ratio	102.7% 105.1%	5.1% 5.3%	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.	+1.2% - Improving underlying controls. No material breaches of risk appetite.	11.6%
Capital (20%)	Capital ratio (CET1)	101.9%	20.4%	Efficient capital management.	+3.2% - Exceeded capital plan, through sustainable underlying actions.	23.6%
Return (50%)	Ordinary net profit (ONP)C RoRWA: return on risk weighted assetsD	96.8% 102.2%	26.6% 23.0%	Suitability of business growth compared to the previous year, considering the market environment and competitors. Sustainability and solidity of results. Efficient cost management and achievement of efficiency goals.	0% Results in line with expectations.	49.6%
Exceptional adjustment		Elements (non-exhaustive) under consideration: general control environment, compliance with internal and external regulations, prudent and efficient liquidity and capital planning management.		Based on strong business performance, specifically recognizing exceptional profit growth in a challenging international context, in particular in relation to macroeconomic conditions and monetary policy changes in 2018 in some of the main markets of the Group.		12.3%

TOTAL						120.6%

A.

The weighted assessment is the result of multiplying the assessment of each objective by the weight of each objective. When there is more than one objective in the category and save for Note D below, the weight of each objective in the category is the same.

B.	Result of adding or substracting the qualitative assessment to the weighted assessment.

C.

For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

D.	The specific weight of ONP in the total scorecard is 27.5% and RoRWA is 22.5%.

The variable remuneration allocated to each executive director was determined by applying the aforementioned metrics to the sum of the benchmark variable remuneration of the executive directors, together with the level of compliance with individual goals and the market reference. The individual variable remuneration approved by the board are set out in the section below.

iii) Determination of the individual variable

remuneration for executive directors in 2018

The board approved the variable remuneration of the Group executive chairman, the chief executive officer and the other executive directors, at the proposal of the remuneration committee, taking into account the policy referred to in the paragraphs above and the result of the quantitative metrics and qualitative assessment set out in the section above.

It was also verified that none of the following circumstances have occurred:

•	The Group’s ONP[20] for 2018 was not less than 50% of that for 2017. If this had occurred, the variable remuneration would not have been greater than 50% of the benchmark incentive.

•	The Group’s ONP has not been negative. If this had occurred, the incentive would have been zero.

The variable remuneration allocated to each executive director was determined by applying the aforementioned metrics to the sum of the benchmark variable remuneration of the executive directors, together with the level of compliance with individual goals, including people management, adherence to the corporate behaviours and the implementation of initiatives for communities.

20.

For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

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Remuneration

For Ms Ana Botín and Mr José Antonio Álvarez the board resolved to maintain in 2018 the same benchmark incentive as in 2017 increased in the amount equivalent to the reduction of the variable pension contributions in the terms described in section 6.3 C, without the total compensation being increased as a result of this change. Until 2017, the annual variable contributions were 55% of the average of the last three variable remunerations amounts. From 2018, the variable contributions are 22% of the same pensionable base. This has resulted in a reduction of variable pension and an equivalent increase in the benchmark incentive of EUR 516 and 349 thousand for Ms Ana Botín and Mr José Antonio Álvarez, respectively.

As a result of the aforementioned process, the review of the benchmark variable remuneration and following a proposal by the remuneration committee, the board of directors approved the following amounts for variable remuneration payable immediately and the deferred amounts not linked to long-term metrics:

Immediately payable and deferred (not link to long-term objectives) variable remuneration

EUR thousand

	2018			2017
	In cash	In sharesB	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,368	2,368	4,736	2,192	2,192	4,384
Mr José Antonio Álvarez Álvarez	1,582	1,582	3,164	1,466	1,466	2,932
Mr Rodrigo Echenique Gordillo	1,256	1,256	2,512	1,142	1,142	2,284
Mr Matías Rodríguez InciarteA	—	—	—	1,117	1,117	2,234

Total	5,206	5,206	10,412	5,918	5,918	11,836

A.

Ceased to be a member of the board on 28 November 2017. Figure includes his deferred bonus payable immediately, not subject to long-term objectives, until he ceases to be a director. The portion for discharging his duties from 28 November is included in the corresponding section.

B.	The share amounts in the foregoing table correspond to a total of 1,211 thousand shares in Banco Santander (992 in 2017).

The deferred portion of the variable remuneration, which will only be received, in 2022, 2023 and 2024, if the aforementioned long-term multi-year targets are met (see section 6.3 B iv)), on condition that the beneficiaries continue to be employed at the Group and provided malus and clawback clauses have not been triggered, is stated at its fair value as follows21:

Deferred and linked to long-term objectives variable remuneration

EUR thousand

	2018			2017
	In cash	In sharesB	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	863	863	1,726
Mr José Antonio Álvarez Álvarez	623	623	1,246	577	577	1,154
Mr Rodrigo Echenique Gordillo	495	495	990	450	450	900
Mr Matías Rodríguez InciarteA	—	—	—	440	440	880

Total	2,050	2,050	4,100	2,330	2,330	4,660

A.

Ceased to be a member of the board on 28 November 2017. Figure includes his bonus subject to long-term objectives for service until cessation as a director on 28 November 2017. The portion for discharging his duties from 28 November as senior executive vice president is included in the corresponding section.

B.	The share amounts in the foregoing table correspond to a total of 477 thousand shares in Banco Santander (391 thousand shares in 2017).

The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

The maximum total number (without the fair value adjustment) of shares relating to the plan (1,893 thousand shares) is within the maximum limit of 2,676 shares authorised for executive directors by the shareholders at the general shareholders’ meeting of 23 March 2018, and has been calculated on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares for the 15 trading sessions prior to the Friday

21.

Corresponding to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service, with the exceptions envisaged, the non-applicability of malus clauses and compliance with the defined goals. Fair value was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

179

(not inclusive) before 29 January 2019 (the date on which the board approved the bonus for the executive directors for 2018), which was 4.298 euros per share.

iv) Multi-year targets linked to the payment of deferred amounts in 2022, 2023 and 2024

The multi-year targets linked to the payment of the deferred amounts payable in 2022, 2023 and 2024 are summarised as follows:

Metrics		Weight	Target and compliance scales (metrics ratios)
A	Earnings per share (EPS) growth in 2020 vs 2017	33%	If EPS growth ≥ 25%, then metric ratio is 1 If EPS growth ≥ 0% but < 25%, then metric ratio is 0 – 1C If EPS growth < 0%, then metric ratio is 0
B	Relative Total Shareholder Return (TSR)A in 2018-2020 within a peer group	33%

If ranking of Santander above percentile 66, then metric ratio is 1

If ranking of Santander between percentiles 33 and 66, then ratio is 0 – 1D

If ranking of Santander below percentile 33, then metric ratio is 0

C	Fully loaded target common equity Tier 1 ratio (CET1)B for 2020	33%	If CET1 is ≥ 11,30%, then metric ratio is 1 If CET1 is ≥ 11% but < 11.30%, then metric ratio is 0 – 1E If CET1 is < 11%, then metric ratio is 0

A.

For this purpose, TSR refers to the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2018 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2021 (exclusive) (to calculate the final value).

The peer group comprises the following entities: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

B.

To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2020 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

C.	Linear increase in the EPS ratio based on the specific percentage that EPS growth in 2020 represents with respect to 2017 EPS within this bracket of the scale.

D.	Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.

E.	Linear increase in the CET1 coefficient as a function of the CET1 ratio in 2020 within this bracket of the scale.

To determine the annual amount of the deferred portion linked to objectives corresponding to each board member in 2022, 2023 and 2024, the following formula shall be applied to each of these payments (‘Final annuity’) without prejudice to any adjustment deriving from the malus clauses:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where:

•	‘Amt.’ is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable remuneration set in early 2018).

•	‘A’ is the EPS ratio according to the scale in the table above, based on EPS growth in 2020 vs 2017.

•	‘B’ is the TSR ratio according to the scale in the table above, according to the relative performance of the Bank’s TSR within its peer group in 2018-2020.

•	‘C’ is the CET1 ratio according to compliance with the CET1 target for 2020 described in the table above.

v) Vesting of the second cycle of the Performance Shares Plan

The annual general meeting held on 27 March 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount were conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (31 December 2018). The maximum benchmark LTI for executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 20%

of the benchmark bonus in 2015. Based on that figure, an amount of LTI amount was set for each director (the ‘approved LTI amount’) taking into account the performance of two indicators in 2015: (1) the earnings per share (EPS) of Santander Group in 2015 compared to the target amount for such year; and (2) the return on tangible equity (RoTE) in 2015 compared to the target for that year. The application of the compliance scales associated to these metrics resulted in an approved LTI amount of 91.50% of the (maximum) established benchmark. The maximum number of shares are set out below as per this % of the approved LTI amount.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established as follows:

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Metric	Weighting	Target and compliance scale (metric ratio)	Result	Score	Total weighted score
Ranking of Santander’s EPS growth for the 2015-2017 period compared to a peer group of 17 credit institutions (the peer group)A	25%	From 1st to 5th: 1 6th: 0.875 7th: 0.75 8th: 0.625 9th 0.50 From 10th to 18th: 0	Position 11 in ranking	0%	0%
RoTE in 2017 (%)	25%	≥ 12%:1 > 11% but < 12% 0,75 – 1B ≤ 11% 0	11.83%	95.69%	23.92%
Number of principal marketsB in which Santander is in the Top 3 of the best banks to work for in 2017	20%	6 or more: 1 5 or fewer: 0	7 markets	100%	20%
Number of principal marketsC in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017	15%	10: 1 Between 6 and 9: 0.2 – 0.8B 5 or fewer: 0	8 markets	60%	9%
Retail loyal customers (million) at 31 December 2017	7.5%	≥ 17: 1 > 15 but < 17: 0.5 – 1B ≤ 15: 0	15.8 million	70%	5.25%
SME and corporate retail loyal customers (million) at 31 December 2017	7.5%	≥ 1.1: 1 > 1 but < 1.1: 0.5 – 1B ≤ 1: 0	1.5 million	100%	7.5%

Total	100%				65.67%

A.

The peer group comprised the following entities: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa San- Paolo, Itaú and Unicredito.

B.	Straight-line increase in the ratio based on the results within the respective bracket of the scale of each metric.

C.	For these purposes, the Santander Groups ‘principal markets’ are: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the US and the UK.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved LTI amountA	Ratio	Final number of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	187,080	65.67%	122,855
Mr José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr Rodrigo Echenique Gordillo	93,540	65.67%	61,428

Total	406,899		267,210

A.	91.50% of the maximum established benchmark approved at the AGM on 27 March, 2015.

The shares to be delivered in 2019 to executive directors based on compliance with the related multiannual target were fully deferred at the time of the accrual until their delivery. The payment in shares is subject to a one-year retention period after being delivered.

vi) Malus and clawback

Accrual of the deferred amounts (whether or not linked to multi-year targets) is also conditional upon the beneficiary’s continued service in the Group22, and upon none of the circumstances arising, in the period prior to each payment, that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy. Similarly, the variable remuneration already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions therein provided. The variable remuneration corresponding to 2018 is subject to clawback until the beginning of 2025.

22.

When the relationship with Banco Santander or another Santander Group entity is terminated due to retirement, early retirement or pre-retirement of the beneficiary, a dismissal considered by the courts to be improper, unilateral withdrawal for good cause by an employee (which includes, in any case, the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to receive shares and deferred amounts in cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity leave, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another Santander Group company (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship is terminated by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive the deferred remuneration in shares and cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash, it shall be delivered within the periods and under the terms provided in the rules for the plans.

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Malus and clawback clauses are triggered in situations in which there is poor financial performance of the Bank as a whole or a specific division or area thereof or of the exposure generated by staff, taking into account at least the following:

Category	Factors
Risk	Significant failures in risk management by the Bank, or by a business or risk control unit.
Capital	An increase in capital requirements at the Bank or one of its business units not planned at the time that exposure was generated.
Regulation and internal codes	Regulatory penalties or legal convictions for events that might be attributable to the unit or staff responsible for them. Likewise, failure to comply with the Bank’s internal codes of conduct.
Conduct	Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the retention period related to the final payment in shares in accordance with the plan has elapsed in the beginning of 2025. Consequently, the board of directors, at the proposal of the remuneration committee and depending on the level of compliance with the aforementioned conditions regarding malus clauses, shall determine the specific amount of the deferred incentive to be paid and, where applicable, the amount that could be subject to clawback.

C. Main features of the benefit plans

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012 the contracts of the executive directors (and of other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement23, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement and up until the retirement date, the executive directors other than Mr Rodrigo Echenique have the right to receive an annual allotment. In the case of Ms Ana Botín, this allotment is the sum of her fixed remuneration and the 30% of the average of the three remunerations as maximum. In the case of Mr José Antonio Álvarez, this allotment is the fixed remuneration as senior vice president.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system24.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement)25.

Mr Rodrigo Echenique’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

In application of that set forth in remuneration regulations, the contributions calculated on the basis of variable remuneration are subject to the discretionary pension benefits scheme. Under this scheme, these contributions are subject to malus and clawback clauses in accordance with the policy in place at any given time and during the same period in which variable remuneration is deferred. Furthermore, they must be invested in shares of the Bank for a period of five years from the date of the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law, and, in the case of pre-retirement, to the aforementioned annual allotment.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez.

As per the director’s remuneration policy approved at the 23 March 2018 general shareholder’s meeting, in 2018 the system has been changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.

23.

As provided in the contracts of the executive directors prior to 2012, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

24.

In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

25.	In the event of Mr José Antonio Alvarez´s pre-retirement, his pensionable base in case of pre-retirement will be his fixed remuneration as senior executive vicepresident.

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•	Reduce future liabilities (derisking) of the plan by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.

•	No increase in total costs for the Bank.

The changes to the system are the following:

	2017 system	2018 system
Pensionable base	Fixed contribution: 55% of annual gross salary. Variable contribution: 55% of 30% of the average of their last three variable remunerations amounts.	Contributions at 22% of the respective pensionable bases. The difference between contributions has been increased by the annual gross salary in the case of fixed contributions (see 6.3 A) and in the benchmark variable remuneration in the case of the variable contribution (see 6.3 B iii)).
Supplementary benefits	In case of death (death of spouse and death of parent) and permanent disability of Ms Ana Botín and Mr José Antonio Álvarez. Widow/widower and children under 25 entitlement to a pension supplemental to the pension which they would be entitled to receive from social security.	The supplementary benefits were eliminated since 1 April 2018, increasing the sum insured in the life accident insurance and setting a fixed remuneration supplement in cash reflected in ‘Other remuneration’.

As a result of the aforementioned changes, the provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (death of spouse, death of parent and permanent disability) amounted to EUR 2,284 thousand (EUR 5,163 thousand in 2017), as broken down below.

EUR thousand	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr José Antonio Álvarez Álvarez	1,050	2,456
Mr Rodrigo Echenique Gordillo	—	—
Mr Matías Rodríguez Inciarte	—	—

Total	2,284	5,163

The balance in the benefits system corresponding to each of the executive directors at 31 December 2018 and 2017 is as follows:

EUR thousand	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	46,093	45.798
Mr José Antonio Álvarez Álvarez	16,630	16.151
Mr Rodrigo Echenique GordilloA	13,614	13.957

TotalA	76,337	75,906

A.

Mr Rodrigo Echenique does not participate in the defined pensions scheme described in the preceding paragraphs. However, as an executive director and for informational purposes, this year’s table includes the rights to which he was entitled prior to his designation as such. The payments made to him in 2018 to him with respect to his participation in this plan amounted to EUR 0.9 million euros (EUR 0.9 million euros in 2017).

D. Other remuneration

In addition to the above, the Group has insurance policies for life, health and other contingencies for the executive directors of the Bank. This component includes the fixed supplement approved for Ms Ana Botín and Mr José Antonio Álvarez to replace the supplementary benefits in the benefit systems eliminated in 2018. It also includes the life insurance contracted so that, in case of death or disability whilst in active or at pre-retirement, the executive directors or whoever they appoint, will receive the amounts of the fixed remuneration supplement that were to be paid until their retirement date. Similarly, the executive directors are covered under the civil liability insurance policy contracted by the Bank. Note 5 of the Group´s consolidated financial statements provides more detailed information about other benefits received by the executive directors.

E. Holding shares

Following a proposal submitted by the remuneration committee, in 2016 the board of directors approved a share holding policy aimed at strengthening the alignment of executive directors with shareholders’ long-term interests.

According to this policy, each executive director active on 1 January 2016 would have five years in which to demonstrate that their personal assets include an investment in the Bank’s shares equivalent to twice the net tax amount of their gross annual salary at the same date.

The shareholding policy also reflects the executive directors’ commitment to maintaining a significant personal investment in the Bank’s shares while they are actively performing their duties within the Group.

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F. Remuneration of board members as representatives of the Bank

By resolution of the executive committee, all remuneration received by the Bank’s directors who represent the Bank on the boards of directors of companies in which it has an interest and which relates to appointments made after 18 March 2002, will accrue to the Group. The directors of the Bank received no remuneration from this type of representation in 2018 or 2017, save for one of the Bank’s directors, Mr Matías Rodríguez Inciarte, who received a total of EUR 42 thousand in 2017, in his role as a non-executive director of U.C.I., S.A.

G. Individual remuneration of directors for all items in 2018

The detail, by Bank director, of salary remuneration payable in the short term (or immediately) and of deferred remuneration not linked to long-term goals for 2018 and 2017 is provided below. The Note 5 to the consolidated financial statements contains disclosures on the shares delivered in 2018 by virtue of the deferred remuneration schemes in place in previous years, the conditions for delivery of which were met in the related years.

	EUR thousand
	2018									2017
	Bylaw-stipulated emoluments		Salary remuneration of executive directors
Directors	Board and board committees annual allotment	Board and committee attendance fees	Fixed	Immediate payment (50% in shares)	Deferred payment (50% in shares)	Total	Pension contribution	Other remunerationG	Total	Total
Ms Ana Botín-Sanz de Sautuola y O´Shea	268	39	3,176	2,960	1,776	7,912	1,234	1,030	10,483	10,582
Mr José Antonio Álvarez Álvarez	260	34	2,541	1,978	1,186	5,705	1,050	1,596	8,645	8,893
Mr Bruce Carnegie-Brown	643	89	—	—	—	—	—	—	732	731
Mr Rodrigo Echenique Gordillo	260	33	1,800	1,570	942	4,312	—	225	4,830	4,281
Mr Guillermo de la Dehesa Romero	360	81	—	—	—	—	—	—	441	473
Ms Homaira Akbari	138	61	—	—	—	—	—	—	199	159
Mr Ignacio Benjumea Cabeza de Vaca	346	86	—	—	—	—	—	81	513	550
Mr Francisco Javier Botín-Sanz de Sautuola y O´SheaA	90	31	—	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	148	67	—	—	—	—	—	—	215	207
Mr Carlos Fernández González	180	86	—	—	—	—	—	—	266	285
Ms Esther Giménez-Salinas i Colomer	138	58	—	—	—	—	—	—	196	162
Ms Belén Romana García	333	81	—	—	—	—	—	—	414	297
Mr Juan Miguel Villar MirB	90	18	—	—	—	—	—	—	108	170
Mr Ramiro Mato García-AnsorenaC	373	77	—	—	—	—	—	—	450	36
Mr Álvaro Cardoso de SouzaD	117	31	—	—	—	—	—	—	148	—
Mr Matías Rodríguez InciarteE	—	—	—	—	—	—	—	—	—	4,266
Ms Isabel Tocino BiscarolasagaF	—	—	—	—	—	—	—	—	—	418

Total 2018	3,744	872	7,517	6,508	3,904	17,929	2,284	2,932	27,761	—

Total 2017	3,708	973	7,568	7,396	4,438	19,402	5,164	2,387	—	31,634

A.	All amounts received were reimboursed to Fundación Botín.

B.	Ceased to be a member of the board on 1 January 2019.

C.	Appointed director with effect from 28 November 2017.

D.	Appointed director with effect from 23 March 2018.

E.

Ceased to be a member of the board on 28 November 2017 and senior executive vice president on 2 January 2018. The remuneration for discharging his duties as senior executive vice president from 28 November is included in the corresponding section.

F.	Ceased to be a member of the board on 28 November 2017.

G.	Includes fixed income supplement (see section 6.3 D).

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In addition, the following table provides the individual detail of the salary remuneration of executive directors linked to multi-year targets, which will only be paid if the conditions of continued service at the Group, non-applicability of the malus clauses and compliance with the defined multi-year targets are fulfilled (or, as applicable, of the minimum thresholds of these, with the consequent reduction of the agreed amount at the end of the year).

	EUR thousand
	2018 (50% in shares)A	2017 (50% in shares)
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,864	1,726
Mr José Antonio Álvarez Álvarez	1,246	1,154
Mr Rodrigo Echenique Gordillo	990	900
Mr Matías Rodríguez InciarteB	—	880

Total	4,100	4,660

A

Fair value of the maximum amount receivable over a total of 3 years (2022, 2023 and 2024), which was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

B.

Ceased to be a member of the board on 28 November 2017 and senior executive vice president on 2 January 2018. Long-term salary remuneration between 28 November and 31 December 2017 is included in the relevant section.

H. Ratio of variable to fixed components of remuneration in 2018

Shareholders at the general shareholders’ meeting of 23 March 2018 approved a maximum ratio between variable and fixed components of executive directors’ remuneration of 200%.

The following table shows the percentage of the variable components of total remuneration compared to the fixed components for each executive director in 2018:

Executive directors	Variable components / fixed components (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea	145%
Mr José Antonio Álvarez Álvarez	99%
Mr Rodrigo Echenique Gordillo	169%

For these purposes:

•	The variable components of remuneration includes all items of this nature, including the portion of contributions to the benefits system that are calculated on the variable remuneration of the related director.

•	The fixed components of remuneration includes the other items of remuneration that each director receives for the performance of executive duties, including contributions to the benefits systems calculated on the basis of fixed remuneration and other benefits, as well as all bylaw-stipulated emoluments that the director in question is entitled to receive in his or her capacity as such.

I. Summary of remuneration of executive

directors and attributable net profit

There following chart shows an overview of the compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets) of the directors performing executive duties as compared with attributable net profit.

The variable remuneration received by the executive directors is also shown below as a percentage of the cash dividends paid.

J. Summary of link between risk, performance and reward

Banco Santander’s remuneration policy and its implementation in 2018 promote sound and effective risk management while supporting the business objectives. They key elements of the remuneration policy for executive directors making for alignment between risk, performance and reward in 2018 were as follows:

185

Key words	Risk, performance and reward alignment element
Metrics balance	The balance of quantitative metrics and qualitative assessment, including customer, risk, capital and risk related profitability, used to determine the executive directors’ variable remuneration.
Financial thresholds	The adjustment to variable remuneration if certain financial thresholds are not reached, which may limit the variable remuneration to 50% of the previous year’s amount or lead to it not being awarded at all.
Long-term objectives	The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with the absolute return to shareholders, relative performance with the peer group and to maintaining a sound capital base.
Individual performance	The discretion of the board to consider the individual performance of the executive directors in the award of their individual variable remuneration.
Variable remuneration cap	200% of fixed remuneration.
Control functions involvement	The work done by the human resources committee aided by members of senior management leading control functions in relation with the analysis of quantitative metrics information and undertaking the qualitative analysis.
Malus and clawback	Malus can be made to unvested deferred awards and clawback can be applied to vested or paid awards in the conditions and situations set out in the Group’s remuneration policy.
Payment in shares	At least 50% of variable remuneration is paid in shares subject to a one-year retention period after delivery.

6.4 Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders

Principles of the remuneration policy and remuneration system

A. Remuneration of directors in their capacity as such

The director remuneration system is regulated by article 58 of the Bylaws of Banco Santander and article 33 of the rules and regulations of the board. No changes in the principles or composition of the remuneration of directors for the performance of supervisory and collective decision-making duties are planned in 2019, 2020 and 2021 are planned with respect to those in 2018. They are set forth in sections 6.1 and 6.2.

B. Remuneration of executive directors

For the performance of executive duties, executive directors shall be entitled to receive remuneration (including, if applicable, salaries, incentives, bonuses, possible severance payments for early termination from such duties, and amounts to be paid by the Bank for insurance premiums or contributions to savings schemes) which, following a proposal from the remuneration committee and by resolution of the board of directors, is deemed to be appropriate, subject to the limits of applicable law. No changes in the principles of the remuneration of executive directors for the performance of executive duties are planned in 2019, 2020 and 2021, save for the change in the peer group indicated below, with respect to those in place in 2018. They are set forth in sections 6.1 and 6.3.

Banco Santander performs an annual comparative review of the total compensation of executive directors and other senior executives above. The ‘peer group’ will comprise in 2019 the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.

Remuneration of directors for 2019

A. Remuneration of directors in their capacity as such

In 2019, the directors, in their capacity as such, shall continue to receive remuneration for the performance of supervisory and collective decision-making duties for a collective amount of up to EUR 6 million as authorised by the shareholders at the 2018 annual general shareholders’ meeting (and again subject to approval by the shareholders at the 2019 general shareholders’ meeting), with two components:

•	Annual allocation; and

•	Attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment thereof shall be determined by the board of directors under the terms set forth in section 6.2 above.

In addition, as stated in the description of the director remuneration system, in 2019 the Bank will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the Bank.

B. Remuneration of directors for the performance of executive duties

i) Fixed components of remuneration

A) Gross annual salary

At the proposal of the committee, the board resolved that Ms Ana Botín, Mr José Antonio Álvarez and Mr Rodrigo Echenique would maintain their same gross annual salaries in 2019 as in 2018.

B) Other fixed components of remuneration

•	Benefits systems: defined contribution plans[26] as set out in section ‘Pre-retirement and benefit plans’.

26.	As stated in the section below, contributions to the benefits systems for two executive directors include both fixed components and variable components.

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•	Fixed salary supplement: the executive directors, other than Mr Rodrigo Echenique, will receive a fixed salary supplement approved in 2018 when the death and disability supplementary benefits systems was eliminated. Ms Ana Botín will receive EUR 525 thousand in 2019 for this component and Mr José Antonio Álvarez EUR 710 thousand in the same year.

•	Social welfare benefits: executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance and, if applicable, the allocation of remuneration for employee loans, in accordance with the customary policy established by the Bank for senior management. Additional information is included in section ‘Pre-retirement and benefit plans’.

ii) Variable components of remuneration

The variable remuneration policy for executive directors for 2019, which was approved by the board at the proposal of the remuneration committee, is based on the principles of the remuneration policy described in section 6.3.

The variable remuneration of executive directors consists of a single incentive27, linked to the achievement of short-and long-term goals, structured as follows:

•	The final amount of the variable remuneration shall be determined at the start of the following year (2020) based on the benchmark amount and subject to compliance with the annual objectives described in section B) below.

•	40% of the incentive shall be paid immediately once the final amount has been determined and the remaining 60% shall be deferred in equal parts over five years, as follows:

•	The payment of the amount deferred over the first two years (24% of the total), payable in the two following years, 2021 and 2022, shall be conditional on none of the malus clauses described in section 6.3 B vi) above being triggered.

•	The amount deferred over the next three years (36% of the total), payable in 2023, 2024 and 2025, shall be conditional not only on the malus clauses not being triggered but also on the executive achieving the long-term objectives described in section the D) below (deferred incentive subject to long-term performance objectives).

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy, to which section 6.3 B vi) above refers.

Exceptionally and as a result of the hiring of a new executive director, the variable remuneration of the new executive directors may include sign-on bonus and/or buyouts.

The variable components of the executive directors’ total remuneration for 2019 must not exceed a limit of 200% of the fixed components, although the European regulation on remuneration allows certain variable components of an exceptional nature to be excluded.

A) Benchmark incentive

Variable remuneration for executive directors in 2019 shall be determined based on a standard benchmark incentive conditional upon compliance with 100% of the established targets. The board of directors, at the proposal of the remuneration committee and based on market and internal contribution criteria, may review the benchmark variable remuneration.

B) Setting the final incentive based on results for the year

Based on the aforementioned benchmark standard, the 2019 variable remuneration for executive directors shall be set on the basis of the following key factors:

•	A group of short-term quantitative metrics measured against annual objectives.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25% upwards or downwards.

•	An exceptional adjustment that must be supported by substantiated evidence and that may involve changes prompted by deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

27.

Likewise, and as stated in section below, contributions to the benefits systems for the executive directors include both fixed components and variable components, which become part of the total variable remuneration.

187

The detailed quantitative metrics, qualitative assessment factors and weightings are indicated in the following scorecard:

Category and weighting		Quantitative metrics	Qualitative assessment
Customers (20%)		NPS/CSIA Number of loyal customers	Effective compliance with the objectives of the rules on risk conduct in respect of customers.
	Risks (10%)	Non- performing loans ratio Cost of credit ratio (IFRS9)	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.
Shareholders (80%)	Capital (20%)	Capital ratio (CET1)B	Efficient capital management.
	Return (50%)	Ordinary net profit (ONP)C (20%) RoTE: return on tangible equityB (30%)

Suitability of business growth compared to the previous year, considering the market environment and competitors.

Sustainability and solidity of results.

Efficient cost management and achievement of efficiency goals.

A.	Net promoter score / customer satisfaction index.

B.	For this purpose, the capital ratio (CET1) and the RoTE will be adjusted upwards or downwards to reflect the adjustments made to the ONP pursuant to note C.

C.

For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

Lastly, and as additional conditions, in determining the incentive, it will be verified whether or not the following circumstances have occurred:

•	If the Group’s ONP for 2019 is less than 50% of the ONP for 2018, the incentive would in no case exceed 50% of the benchmark incentive for 2019.

•	If the Group’s ONP is negative, the incentive would be zero.

When determining individual bonuses, the board will also take into account whether any restrictions to the dividends policy have been imposed by supervisory authorities.

C) Form of payment of the incentive

Variable remuneration is paid 50% in cash and 50% in shares, one portion in 2020 and the deferred portion over five years and subject to long-term metrics, as follows:

a)	40% of the incentive is paid in 2020 net of taxes, half in cash and half in shares.
b)	60% is paid, if applicable, in five equal parts in 2021, 2022, 2023, 2024 and 2025, net of taxes, half in cash and half in shares, subject to the conditions stipulated in section E) below.

The last three payments shall also be conditional upon the long-term objectives described in section D) below.

The portion paid in shares may not be sold until one year has elapsed from delivery thereof.

D) Deferred variable remuneration subject to long-term objectives

As indicated above, the amounts deferred in 2023, 2024 and 2025 shall be conditional upon, in addition to the terms described in section E) below, compliance with the Group’s long-term objectives for 2019-2021. The long-term metrics are as follows:

(a)	Compliance with the consolidated EPS growth target of Banco Santander in 2021 vs. 2018. The EPS ratio relating to this target is obtained as shown in the table below:

EPS growth in 2021 (% vs. 2018)	‘EPS Ratio’
≥ 15%	1
≥ 10% but < 15%	0 – 1A
< 10%	0

A.	Straight-line increase in the EPS ratio based on the specific percentage that EPS growth in 2021 represents with respect to 2018 EPS within this bracket of the scale.

In addition, total or partial compliance of this objective requires that EPS growth in 2019 and 2020 is higher than 0%.

(b)

Relative performance of the Bank’s total shareholder return (TSR) in 2019-2021 compared to the weighted TSR of a peer group comprising 9 credit institutions, applying the appropriate TSR ratio according to the Bank’s TSR within the peer group.

Ranking of Santander TSR	‘TRS Ratio’
Above percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0 – 1A
Below percentile 33	0

A.	Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.

TSR28 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

28.

TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2019 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2022 (exclusive) (to calculate the final value).

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The peer group comprises the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank y Unicredit.

(c)	Compliance with the Santander Group’s consolidated fully loaded target common equity tier 1 ratio (CET1) for 2021. The CET1 ratio relating to this target is obtained as described below:

CET1 in 2021	CET1 ratio
≥ 12%	1
≥ 11.50% but < 12%	0.5 – 1A
< 11.50%	0

A.	Linear increase in the CET1 ratio based on the CET1 ratio for 2021 within this bracket of the scale.

To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2021 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

To determine the annual amount of the deferred variable remuneration tied to performance corresponding, if applicable, to each executive director in 2023, 2024 and 2025, the following formula shall be applied to each of these payments (‘Final annuity’) without prejudice to any adjustment deriving from the application of the malus policy described in section 6.3 B vi) above:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where:

•	‘Amt.’ is one third of the variable remuneration amount deferred conditional on performance (i.e., Amt. will be 12% of the total incentive set in early 2020).

•	‘A’ is the EPS ratio according to the scale in section (a) above, based on EPS growth in 2021 vs. 2018.

•	‘B’ is the TSR ratio according to the scale in section (b) above, according to the relative performance of the TSR within its peer group in 2019-2021.

•	‘C’ is the CET1 ratio according to compliance with the CET1 target for 2021 described in section (c) above.

The estimated maximum amount to be delivered in shares to executive directors is EUR 11.5 million.

E) Other terms of the incentive

Accrual of the deferred amounts, including amounts linked to long-term objectives, shall also be conditional upon the beneficiary’s continued service in the Group and upon none of the circumstances arising that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy, all under terms similar to those indicated for 2018. Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions therein provided.

The hedging of Santander shares received during the retention and deferral periods is expressly prohibited.

The effect of inflation on the deferred amounts in cash may be offset.

The sale of shares is also prohibited for at least one year from the receipt thereof.

The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances due to internal or external factors, such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies. These adjustments shall be described in detail in the corresponding report of the remuneration committee and in the annual report on director’s remuneration submitted each year to an advisory vote of the shareholders at the general shareholders’ meeting.

iii) Holding shares

No changes in the holding shares policy are planned with respect to the terms in place for 2018 and set forth in section 6.3 E.

Remuneration of directors for 2020 and 2021

A. Remuneration of directors in their capacity as such

No changes to the remuneration of directors in their capacity as such for 2020 and 2021 with respect to the remuneration described for 2019 are expected, without prejudice to the fact that shareholders at the 2020 or 2021 annual general meeting may approve an amount higher than the six million euros currently in force, or that the board may determine, within such limit, a different distribution thereof among directors.

B. Remuneration of directors for the performance of executive duties

Remuneration of executive directors shall conform to principles similar to those applied in 2019, with the differences described below.

i) Fixed components of remuneration

A) Gross annual salary

The annual gross fixed remuneration may be revised each year depending on the criteria approved at any given time by the remuneration committee, whereby the maximum increase for 2020 and 2021 for each executive director may not exceed 5% of their annual gross salary for the previous year. Nonetheless, this increase may be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations that may be applicable, and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, in particular, their variable remuneration in view of the functions they perform, without these increases possibly leading to an increase in the total remuneration of these directors for this reason. Should these circumstances arise, they will be described in detail in the corresponding report of the remuneration committee and in the annual report on director’s remuneration submitted each year to an advisory vote at the general shareholders’ meeting.

B) Other fixed components of remuneration

No changes planned with respect to 2019.

ii) Variable components of remuneration

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The policy on variable remuneration for executive directors for 2020 and 2021 will be based on much the same principles as in 2019, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.

A) Setting the variable remuneration

Variable remuneration for 2020 and 2021 for executive directors shall be determined based on a benchmark incentive approved for each year which takes into account:

•	A group of short-term quantitative metrics measured against annual objectives. These metrics shall be aligned with the Group strategic plan and include, at least, shareholder return targets, risk objectives, capital and customers. The metrics may be measured at Group level, and where applicable, at division level if the executive director is responsible for managing a specific business division. The results of each metric may be compared to both the budget established for the financial year as well as to growth compared to the prior year.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25% upwards or downwards. The qualitative assessment shall be performed on the same categories as the quantitative metrics, including shareholder returns, risk and capital management and customers.

•	Potential exceptional adjustments that must be based on substantiated evidence and that may involve changes prompted by deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

The quantitative metrics, qualitative assessment and potential extraordinary adjustments will ensure that the main objectives are considered from the perspective of different stakeholders, and that the importance of risk and capital management is factored in.

Lastly, in determining the incentive it will be verified whether or not the following circumstances have occurred:

•	If the quantitative metrics linked to profit do not reach a certain compliance threshold, the incentive may not be greater than 50% of the benchmark incentive for a given year.

•	If the results of the metrics linked to profit are negative, the incentive shall be zero.

•	When determining individual bonuses, the board will also take into account whether any restrictions to the dividends policy have been imposed by supervisory authorities.

B) Form of payment of the incentive

No changes in form of payment are planned with respect to the terms in place for 2019.

C) Deferred variable remuneration subject to long-term objectives

The last three annual payments of the deferred amount of each variable remuneration shall be conditional upon, in addition to the terms described in section E) above, compliance with the Group’s long-term objectives for at least a three-year period, compliance with which may only confirm or reduce the amounts and number of deferred shares.

Long-term metrics shall at least include objectives relating to value creation and return for shareholders and capital in a multi-year period of at least three years. These metrics shall be aligned with the Group’s strategic plan and reflect its main priorities from its stakeholders’ perspective.

These metrics may be measured at the level of the Group or of the country or business, when appropriate, and the performance thereof may be relatively compared to a peer group.

The portion paid in shares of the incentives may not be sold until at least one year has elapsed from delivery thereof.

D) Other terms of the incentive

No changes in form of payment are planned with respect to the continuity, malus and clawback terms terms in place for 2019 and that are described in section E) of the remuneration policy for 2019.

Likewise, no changes are planned to the hedging prohibition or the inflation-related adjustments on cash deferred amounts terms set out in the same section.

iii) Holding shares

The share holding policy approved in 2016 shall apply in 2020 and 2021, unless the remuneration committee, under exceptional circumstances such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies, were to propose amendments to this policy to the board. Any potential amendments would be described in detail in the corresponding remuneration committee report and in the annual report on director’s remuneration submitted each year to an advisory vote at the general shareholders’ meeting.

Terms and conditions of executive directors’ contracts

The terms for the provision of services by each of the executive directors are governed by the contracts signed by each of them with the Bank, as approved by the board of directors.

The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration, are the following:

A. Exclusivity and non-competition

Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorised by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the poaching of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than retirement or a breach by the Bank. The compensation to be paid by the Bank for this duty of non-competition is 80% of the fixed remuneration, 40% payable on termination of the contract and 60% at the end of the two-year period for Ms Ana Botín and Mr José Antonio Álvarez. In the case of Mr Rodrigo Echenique, the compensation to be paid is two times his fixed salary, receiving 50% on termination of the contract and 50% at the beginning of the second year of the non-competition period.

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B. Code of Conduct

There is an obligation to strictly observe the provisions of the Group’s general code and of the code of conduct in securities markets, in particular with respect to rules of confidentiality, professional ethics and conflicts of interest.

C. Termination

The contracts are of indefinite duration and do not provide for any severance payment in the case of termination other than as may be required by law.

In the event of termination of her contract by the Bank, Ms Ana Botín-Sanz de Sautuola y O’ Shea must remain available to the Bank for a period of four months to ensure a proper transition, during which period she would continue to receive her gross annual salary.

D. Pre-retirement and benefit plans

The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not yet reached retirement age:

•	Ms Ana Botín-Sanz de Sautuola will be entitled to pre-retirement in the event of leaving her post for reasons other than breach of duty. In this case, she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remunerations, to a maximum of three. This allotment shall be reduced by 8% in the event of voluntary termination prior to the age of 60. This allotment is subject to the malus and clawback provisions in place for a period of five years.

•	Mr José Antonio Álvarez Álvarez will be entitled to pre-retire in the event of leaving his post for reasons other than his own free will or breach of duty In that case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as a senior manager. This allotment is subject to the malus and clawback provisions in place for a period of five years.

The executive directors, other than Mr Rodrigo Echenique, participate in the defined contribution system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of the executive directors who participate in the benefit system. The annual contributions are calculated in proportion to the respective pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, or their death or disability (including, if applicable, during pre-retirement). The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president). The contributions will be 22% of the pensionable bases in all cases.

The pension amount corresponding to contributions linked to variable remuneration will be invested in Santander shares for a period of five years on the retirement date or, if earlier, the cessation date, and shall be paid in cash after five years have elapsed or, if subsequent, on the retirement date. Moreover, the malus and clawback clauses corresponding to contributions linked to variable remuneration shall be applied for the same period as the bonus or incentive upon which said contributions depend.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the case of termination other than as may be required by law, and, in the case of pre-retirement, the aforementioned annual allotment.

Mr Rodrigo Echenique’s contract does not provide for any charge to the Bank’s regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

E. Insurance and other remuneration and benefits in kind

Ms Ana Botín and Mr José Antonio Álvarez will receive the fixed remuneration supplement approved as a result of the elimination of the supplementary benefits scheme in 2018. This supplement will be paid in the same amount in 2019, 2020 and 2021 and will continue to be paid until their retirement age, even if the director is then still active.

The Group has arranged life and health insurance policies for the directors.

The premiums for 2019 corresponding to this insurance amount to EUR 875 thousand, which includes the standard life insurance and, in the case of Ms Ana Botín and Mr José Antonio Alvarez, the life insurance coverage for the aforementioned fixed remuneration supplement. In 2020 and 2021, these premiums could vary in the event of a change in the fixed remuneration of directors or in their actuarial circumstances.

Similarly, executive directors are covered by the Bank’s civil liability insurance policy.

Finally, executive directors may receive other benefits in kind (such as health insurance or employee loans) in accordance with the Bank’s general policy and the corresponding tax treatment.

F. Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

G. Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

	By decision of the Bank (months)	By decision of the director (months)
Ms Ana Botín-Sanz de Sautuola y O’Shea	—	4
Mr José Antonio Álvarez Álvarez	—	—
Mr Rodrigo Echenique	—	—

Payment clauses in place of pre-notice periods are not contemplated.

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Appointment of new executive directors

The components of remuneration and basic structure of the agreements described in this remunerations policy will apply to any new director that is given executive functions, notwithstanding the possibility of amending specific terms of agreements so that, overall, they contain conditions similar to those previously described.

In particular, the total remuneration of the director for performing executive duties may not be greater than the highest remuneration received by the current executive directors of the Bank pursuant to the remuneration policy approved by the shareholders. The same rules shall apply if a director assumes new duties that said director did not previously discharge or becomes an executive director.

If executive responsibilities are assumed with respect to a specific division or country, the board of directors, at the proposal of the remuneration committee, may adapt the metrics used for the establishment and accrual of the incentive in order to take into account not just the Group but also the respective division or country.

The remuneration of directors in their capacity as such, it shall be included within the maximum distributable amount set by the shareholders and to be distributed by the board of directors as described above.

Additionally, if the new director comes from an entity that is not part of the Santander Group, they could be the beneficiary of a buyout to offset the loss of variable remuneration corresponding to their prior post if they have not accepted a contract with the Group or of a sign-on bonus to attract them to join Banco Santander.

This compensation could be paid fully or partly in shares, subject to the delivery limits approved at the general shareholders’ meeting. Therefore, authorisation is expected to be sought at the next general shareholders’ meeting to deliver a specified maximum number of shares as part of any hires to which the buyout regulation applies.

Sign-on bonuses can only be agreed once with the new executive directors, they can be paid in cash or shares and in each case will not exceed the maximum variable remuneration awarded for all executive directors the preceding year.

6.5 Preparatory work and decision-making process with a description of the participation of the remuneration committee

Section 4.6 Remuneration committee activities for 2018, details the following:

•	Pursuant to the Bylaws and the Rules and regulations of the board of the Bank, the duties relating to the remuneration of the directors performed by the remuneration committee.

•	The composition of the remuneration committee at the date of approving this report.

•	The number of meetings with the risk supervision, regulation and compliance committee held in 2018, including those held jointly with the risk, compliance and regulation supervision committee.

•	The date of the meeting when this report was approved.

•	The 2017 annual report on directors’ remuneration was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 23 March 2018, with 94.42% of the votes in favour. The detail of vote was as follows:

	Number	% of totalA
Votes cast	10,233,121,753	98.25%

	Number	% of totalA
Votes against	389,585,931	3.74%
Votes in favour	9,834,835,228	94.42%
Abstentions	182,466,168	1.75%

A.	Percentage on total valid votes and abstentions.

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6.6 Remuneration of non-director members of senior management

At its meeting of 28 January 2019, the committee agreed to propose to the board of directors the approval of the variable remuneration for 2018 of members of senior management who are not directors. The committee’s proposal was approved by the board at its meeting of 29 January 2019.

The Bank’s general remuneration policy was applied in order to determine this variable remuneration, as well as the specificities corresponding to senior management. In general, their variable remuneration packages were calculated on the same balance of quantitative metrics and qualitative assessment used for executive directors described in section 6.3 B ii).

The contracts of certain senior managers have gone through changes similar to those set out in section 6.3 C for Ms Ana Botín and Mr José Antonio Álvarez. The changes aim to align the annual contributions with practices of comparable institutions and to reduce future liabilities (derisking) by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank. The changes are the following:

•	Contributions of the pensionable bases have been reduced. The difference between contributions has been increased in the same amount in the annual gross salary.

•	The supplementary benefits have been eliminated since 1 January 2018.

•	The sum insured of the life insurance have been improved.

•	A fixed remuneration supplement reflected in the Other remuneration element of the table below was implemented for certain senior managers.

These changes have not meant an increase in total cost for the Bank.

The table below shows the amounts of short-term remuneration (immediately payable) and deferred remuneration (excluding that linked to multi-year targets) for members of senior management at 31 December 2018 and 2017, excluding remuneration corresponding to the executive directors shown previously:

EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in shares)A	Deferred variable remuneration (50% in shares)B	Pension contributions	Other remunerationC	TotalD
2018	18	22,475	16,748	7,582	6,193	7,263	60,261
2017	19	17,847	17,758	8,104	13,511	7,348	64,568

A.	The amount of immediate payment in shares for 2018 is of 1,936 thousand Santander shares (1,430 thousand Santander shares and 226 thousand shares of Banco Santander (México) S.A. in 2017).

B.	The amount of deferred shares for 2018 is of 877 thousand Santander shares.

C.	Includes other items of remuneration such as life insurance premiums in the amount of EUR 1,641 thousand (692 thousand in 2017), health insurance and relocation packages.

D.

In addition, as a result of the agreements for incorporation and offsetting of long-term remuneration and deferred losses in previous positions, compensation amounting to EUR 4,650 thousand and 649,000 shares of Banco Santander, S.A. was agreed in 2017. This compensation will be partially subject to deferral and/or recovery in certain cases.

The following table shows a breakdown of the salary remuneration linked to multi-year targets for members of senior management at 31 December 2018 and 2017. This remuneration will only be received if the terms of continued service, non-applicability of the malus clauses, and compliance with long-term goals are met in the corresponding deferral periods.

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Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in shares)B
2018	18	7,962
2017	19	8,510

A.

In 2018, this corresponds to the fair value of the maximum annual payments for 2022, 2023 and 2024 of the third cycle of the deferred variable remuneration plan linked to multi-year targets. In 2017, this corresponds to the estimated fair value of the maximum annual payments for 2021, 2022 and 2023 of the second cycle of the deferred variable remuneration plan linked to multi-year targets. The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Depending on the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

B.	The amount of shares of the deferred variable remuneration subject to long-term metrics shown in the table above is of 921 thousand Santander shares in 2018.

The long-term goals are the same as those for executive directors. They are described in section 6.3 B iv).

Additionally, those senior executive vice presidents that ceased to carry out their duties in 2018 and who were not members of senior management at year-end, received salary remuneration and other remuneration relating to the cessation of their duties for a total amount of EUR 1,861 thousand during the year (EUR 5,237 thousand for those leaving their posts in 2017). Those leaving in 2017 also received long-term variable remuneration for a total of EUR 999 thousand (none in 2018).

In 2018, the ratio between the variable components of remuneration to the fixed components was 103% of the total for senior managers, in all cases respecting the upper limit of 200% set by the shareholders.

See note 5 of the Group’s 2017 consolidated financial statements for further details.

6.7 Prudentially significant disclosures document

The board of directors is responsible for approving, at the proposal of the remuneration committee, the key elements of the remuneration of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk, and whose professional activities may have an important impact on the Group’s risk profile (all of these together with the senior management and the Bank’s board of directors form the so called identified staff or material risk takers).

Every year, the remuneration committee reviews and, if applicable, updates the composition of the identified staff in order to identify the persons in the organisation who fall within the aforementioned parameters. The Remuneration Policies chapter of the 2018 Pillar III disclosures report29 describes the criteria used for identifying staff and the applicable regulation for the same purpose.

According to these criteria, at year-end 2018, this group comprised 1,384 executives across the Group (including executive directors and non-director senior managers) (1,255 in 2017), accounting for 0.68% of total staff (0.62% in 2017).

The directors that are identified staff other than executive directors are subject to the same remuneration standards applicable to the latter described in sections 6.1 and 6.3, except for:

•	The various deferral percentages and terms that apply based on their category.

•	The possibility that in 2018 the deferred part of the incentive of certain categories of managers is not conditional upon performance but only to the malus clause.

•	As occurred with the bonuses in previous years, the variable remuneration amount that is paid or deferred in shares to the executives of the Group in Brazil, Chile, Mexico, Poland, and Santander Consumer US, is delivered in shares or similar instruments of their own listed entities.

In the financial year 2019, the board of directors will maintain its flexibility for agreeing total or partial payment in shares or similar instruments of Banco Santander and/or the respective subsidiary in the proportion it considers appropriate in each case (subject, in any event, to the maximum number of Santander shares to be delivered as agreed by shareholders at the general meeting and any regulatory restrictions applicable in each jurisdiction).

The aggregate amount of the 2018 variable remuneration of identified staff, the amounts deferred in cash and in instruments and the ratio between the variable components of remuneration to the fixed components are detailed in the remuneration policies chapter of the 2018 Pillar III disclosures report mentioned above.

29.	The 2018 Pillar III disclosures report is published at our corporate website.

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7. Group structure and internal governance

The structure of the Santander Group is a model of legally independent subsidiaries whose parent is Banco Santander, S.A. The Group has registered address in the city of Santander (Cantabria, Spain) and its Corporate Centre in Boadilla del Monte (Madrid, Spain).

The Group has established a Group subsidiary governance model for its main subsidiaries. Any reference to subsidiaries in this section refers to the Bank’s most significant subsidiaries.

The key features of the Group subsidiary governance model are as follows:

•	The governing bodies of each subsidiary shall ensure that their company is managed rigorously and prudently, while ensuring their economic solvency and upholding the interests of their shareholders and other stakeholders.

•	Management of the subsidiaries is a local matter carried out by local management teams which provide extensive knowledge and experience in relation to local customers and markets, while also benefiting from the synergies and advantages of belonging to the Santander Group.

•	The subsidiaries are subject to the regulation and supervision of their respective local authorities, without prejudice to the global supervision of the Group by the ECB.

•	Customer funds are secured by virtue of the deposit guarantee funds in place in the relevant country, in accordance to the applicable laws.

Subsidiaries finance themselves autonomously when it comes to both capital and liquidity. The Group’s capital and liquidity positions are coordinated by the corporate committees. Intragroup exposure is limited and transparent and any such transactions are invariably arranged under arm’s length conditions. Moreover, the Group has listed subsidiaries in certain countries, in which it always retains a controlling stake.

The subsidiaries’ autonomy limits the contagion risk between the Group’s different units, which reduces systemic risk. Each subsidiary has its own resolution plan.

7.1 Corporate Centre

The Group subsidiary governance model of Banco Santander is further complemented with a Corporate Centre that brings together Group control and support units tasked with functions relating to strategy, risks, auditing, technology, human resources, legal services, communications and marketing, among others. The Corporate Centre adds value to the Group by:

•	Making its governance more robust, through corporate frameworks, models, policies and procedures that allow corporate expectations to be implemented and ensure effective supervision of the Group.

•	Making the Group’s units more efficient by unlocking cost management synergies, economies of scale and achieving a common brand.

•	Sharing the best commercial practices, focusing on global connectivity, launching global commercial initiatives and fostering digitalisation.

7.2 Internal governance of the Group

Santander has an internal governance framework that takes the form of a governance model, establishing a set of principles that regulate relations and the interaction that must exist between the Group and its subsidiaries on three levels:

•	On the governing bodies of the subsidiaries, where the Group has devised rules and procedures regulating the structure, composition, make-up and functioning of the boards and their committees (audit, appointments, remuneration and risks), in accordance with international standards and good governance practices. In addition, other rules and regulations concerning the appointment, remuneration and succession planning of members of governing bodies, in full compliance with the regulations and local supervisory criteria, are embedded.

•	Between the CEOs (Chief executive officers) and country heads of the subsidiaries and of the Group and between the officers and teams deemed suitable to exercise key control functions within the Group and at the subsidiaries. These officers and teams comprise the following: CRO (chief risk officer); CCO (chief

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Group structure and internal governance

compliance officer); CAE (chief audit executive); CFO (chief financial officer); CAO (chief accounting officer) and key support functions (IT, Operations, HR, General Secretary’s Office, Legal Services, Marketing, Communications and Strategy) as well as business functions (SCIB, Wealth Management and Digital and Innovation).

In relation to CEOs, country heads and other significant office holders, the governance model establishes, among other aspects, the relevant rules and regulations to be followed in relation to their appointment, setting targets, assessment, and fixing of variable remuneration and succession planning. It also explains how Group officers and their counterparts at the subsidiaries should liaise and interact.

Santander also has thematic frameworks (corporate frameworks) for matters considered to be important due to their impact on the Group’s risk profile, notable among which are risk, capital, liquidity, compliance, technology, auditing, accounting, finance, strategy, human resources, cybersecurity and communications and brand, and which specify:

•	The way the Group exercises oversight and control over the subsidiaries.

•	The Group’s involvement in certain of the subsidiaries’ important decisions, as well as the subsidiaries’ involvement in the Group’s decision-making processes.

The aforementioned governance model and corporate frameworks effectively make up the internal governance system and are approved by the board of directors of Banco Santander, S.A. for subsequent adherence to by the governing bodies of the subsidiaries, with due regard to any local requirements to which these subsidiaries may be subject. Both the model and the frameworks are maintained up to date on an ongoing basis through the recurring adoption of legislative changes and international best practices. They are subject to annual review by the Group board of directors.

Based on the corporate frameworks, the functions included in the governance model prepare internal regulatory documents (models, policies and procedures) that are given to the Group’s subsidiaries as reference and development documentation, ensuring that they are effectively implemented and embedded at local level, and in full compliance with local law and local supervisory expectations. This approach also drives a consistency of application throughout the Group as a whole.

An Internal Governance Office at Group level, comprising Governance expertise, and the subsidiaries’ General Secretaries are responsible for promoting the effective embedding of the Governance model and Corporate Frameworks. The extent and completeness of this activity is assessed by the Group on an annual basis with associated reporting to relevant Governing bodies.

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8. Internal control over financial reporting (ICFR)

This section describes key aspects of the internal control and risk management systems in place at Santander Group with respect to the financial reporting process, specifically addressing the following aspects:

•	Control environment.

•	Risk assessment in financial reporting.

•	Control activities.

•	Information and communication.

•	Monitoring.

•	External auditor report.

8.1 Control environment

Governance and responsible bodies

Our board of directors approves the financial information that, due to its status as a listed company, Banco Santander must periodically make public and is responsible for overseeing and guaranteeing the integrity of the internal information and control systems, as well as the accounting and financial information systems. This includes operational and financial control and compliance with applicable legislation.

Our board of directors has set up an audit committee that assists the board in supervising the financial reporting process and internal control systems.

According to the Rules and regulations of the board, our audit committee oversees the process of preparing and presenting the mandatory financial information relating to the Bank and the Group, and the adequate delimitation of the consolidation perimeter and the correct application of the accounting criteria, including the related non-financial information, in addition to its completeness; as well as the effectiveness of the internal control systems, so that the main risks are identified, managed and properly brought to light.

In addition, our audit committee discusses with the external auditor any significant deficiencies in the internal control system that may be detected in the course of the audit and ensures that the external auditor issues a report regarding the internal control system for financial information.

The existence of an adequate ICFR, prepared and coordinated by the non-financial risk control area, corresponds to the entire organisational structure with control relevance, through a direct scheme of individually assigned responsibilities. In addition, the financial accounting and management control units in each of the countries in which the Group operates -each led by a controller- have an important role in complying with the standard. Section below includes more information on the functions carried out by each organisational structure, the controllers and the non-financial risk control area.

Functions Responsible, Code of Conduct, whistleblowing channel and training

Functions Responsible

The Group, through the corporate organisation area and the organisational units for each country/entity or business, defines, implements and maintains the organisational structures, catalogue of job positions and size of the units. Specifically, the corporate organisation function defines a reference managing and staff structure, which serves as a Manual across de Group.

The business and support areas channel any initiative related to their structure through these organisational units. These units are responsible for analysing, reviewing and, where appropriate, incorporating any structural modifications into the corporate technology tools. The organisation units are responsible for identifying and defining the main functions under the responsibility of each structural unit.

Based on this assignment, each of the business/support areas identifies and documents the necessary tasks and controls in its area within the Internal Control Model (ICM), based on its knowledge and understanding of its activities, processes and potential risks.

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Each unit thus detects the potential risks associated with those processes, which are necessarily covered by the ICM. This detection takes place based on the knowledge and understanding that management has of the business and process.

It also has to establish those responsible for the various controls, tasks and functions of the documented processes, so that all the members of the division have clearly assigned responsibilities.

The purpose of this is to try to ensure, among other things, that the organisational structure provides a solid model of ICFR.

With respect to the specific process of preparing its financial information, the Group has defined clear lines of responsibility and authority. The process entails exhaustive planning, including, among other things, the distribution of tasks and functions, the required timeline and the various reviews to be performed by each manager. To this end, the Group has financial accounting and control units in each of its operating markets; these are headed up by a controller whose duties include the following:

•	Integrating the corporate policies defined at the Group level into their management, adapting them to local requirements.

•	Ensuring that the organisational structures in place are conducive to due performance of the tasks assigned, including a suitable hierarchical-functional structure.

•	Deploying critical procedures (control models), leveraging the Group’s corporate IT tools to this end.

•	Implementing the corporate accounting and management information systems, adapting them to each entity’s specific needs as required.

In order to preserve their independence, the controllers report to their country heads and to the Group’s financial accounting and control division.

In addition, to support the existence of adequate documentation for the Group’s internal control model, the corporate non-financial risk control department is responsible for establishing and reporting the work method governing the process of documenting, evaluating and certifying the internal control model that covers the ICFR system, among other regulatory and legal requirements. It also handles maintaining documentation up-to-date to adapt it to organisational and regulatory changes and, together with the general controller and management control division and, if appropriate, the representatives of the divisions and/or companies concerned, present the conclusions of the internal control model evaluation process to the audit committee. There are similar functions at each unit that report to the corporate non-financial risk control department.

Code of Conduct

The Group’s general Code of Conduct is approved by the Bank’s board of directors, setting out behavioural guidelines of ethical principles and rules of conduct that govern the actions of all Santander Group employees and, therefore, constitutes the central pillar of the Group compliance function. It also establishes guidelines for conduct, among other matters, in relation to accounting obligations and financial information.

The code can be consulted on the corporate website (www.santander.com).

This code is binding for all members of the Group’s governance bodies and all employees of Banco Santander, S.A., who acknowledge as much when they join the Group, notwithstanding the fact that some of these individuals are also bound by the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work.

The Group provides all its employees with e-learning courses on the aforementioned general code of conduct. Moreover, the compliance department is available to address any queries with respect to its application. The general code sets out the functions of the Group’s governance bodies, units and areas required to implement the code, in addition to the compliance area.

The irregularities committee, consisting of representatives from various parts of the Group, is responsible for imposing disciplinary measures for any breaches of the general code and proposing corrective actions, which may lead to labour-offence sanctions, notwithstanding any administrative or criminal sanctions that may also result from such a breach.

Whistleblowing channel

Banco Santander has a whistleblowing channel, through which employees can report, confidentially and anonymously, any allegedly unlawful acts or breaches of the general code of conduct that comes to their knowledge during the course of their professional activities.

In addition, through this whistleblowing channel, employees can confidentially and anonymously report irregularities in accounting or auditing matters, in accordance with SOX. When reports concerning accounting or auditing matters are received, the compliance function will report to the audit committee to resolve the issue and adopt the appropriate measures.

To preserve the confidentiality of communications prior to their examination by the audit committee, the procedure does not require the inclusion of personal an contact data from the sender. In addition, only certain persons in the Compliance area review the content of the communication in order to determine whether it is related to accounting or auditing matters, and, if applicable, submit it to the audit committee.

Training

Group employees involved in preparing and reviewing its financial information participate in training programmes and regular refresher courses which are specifically designed to provide them with the knowledge required to allow them to discharge their duties properly.

The training and refresher courses are mostly promoted by the management control and general audit division itself and are designed and overseen together with the corporate learning and career development unit which is, in turn, part of the HR department and is responsible for coordinating and imparting training across the Group.

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These training initiatives take the form of a mixture of e-learning and onsite sessions, all of which are monitored and overseen by the aforementioned corporate unit in order to guarantee they are duly taken and that the concepts taught have been properly assimilated.

The training and periodic update programmes taught in 2018 have focused, among other subjects, on: risk analysis and management, accounting and financial statement analysis, the business, banking and financial environment, financial management, costs and budgeting, numerical skills, calculations and statistics and financial statement auditing, among other matters directly and indirectly related to the financial information process.

59,636 employees from the Group’s entities in the various countries in which it operates were involved in these training programmes, involving over 255,500 training hours at the Corporate Centre in Spain and remotely (e-learning). In addition, each country develops its own training programme based on that developed by the parent.

8.2 Risk assessment in financial reporting

Santander Group’s ICM is defined as the process carried out by the board of directors, senior management and the rest of the Group’s employees to provide reasonable assurance that their targets will be attained.

The Group’s ICM complies with the most stringent international standards and specifically complies with the guidelines established by the Committee of Sponsoring Organisations of the Tradeway Commission (COSO) in its most recent framework published in 2013, which addresses control targets in terms of operations effectiveness and efficiency, financial information reliability and compliance with applicable rules and regulations.

ICM documentation is implemented at the main Group companies using standard and uniform methodology such that it ensures inclusion of the appropriate controls and covers all material financial information risk factors.

The risk identification process takes into account all classes of risk (particularly those included in the recommendations issued by the Basel Risk Committee). Its scope is greater than all of the risks directly related to the preparation of the Group’s financial information.

The identification of potential risks that must be covered by the ICM is based on the knowledge and understanding that management have of the business and its operating processes, taking into account both criteria of relative importance and qualitative criteria associated with the type, complexity or the structure of the business itself.

In addition, the Bank ensures the existence of controls covering the potential risk of error or fraud in the issuance of the financial information, i.e., potential errors in terms of: i) the existence of the assets, liabilities and transactions as of the corresponding date; ii) the fact that the assets are Group goods or rights and the liabilities Group obligations; iii) proper and timely recognition and correct measurement of its assets, liabilities and transactions; and iv) the correct application of the accounting rules and standards and adequate disclosures.

The following aspects of the Group’s ICM model are worth highlighting:

It is a corporate model involving the whole organisational structure through a direct scheme of responsibilities assigned individually.

The management of the ICM documentation is decentralised, being delegated to the Group’s various units, while its coordination and monitoring is the duty of the non-financial risk control department, which issues general criteria and guidelines to ensure uniformity and standardisation of the documentation of procedures, control assessment tests, criteria for the classification of potential weaknesses and rule changes.

It is an extensive model with a global scope of application, which not only documents the activities relating to generation of the consolidated financial information, its core scope of application, but also other procedures developed by each entity’s support areas which, while not generating a direct impact on the accounting process, could cause possible losses or contingencies in the case of incidents, errors, regulatory breaches and/or fraud.

It is dynamic and updated continually to mirror the reality of the Group’s business as it evolves, the risks to which it is exposed and the controls in place to mitigate these risks.

It generates comprehensive documentation of all the processes falling under its scope of application and includes detailed descriptions of the transactions, evaluation criteria and checks applied to the ICM model.

All of the Group companies’ ICM documentation is compiled into a corporate IT application which is accessed by employees of differing levels of responsibility in the evaluation and certification process of Santander Group’s internal control system.

The Group has a specific process for identifying the companies that should be included within its scope of consolidation. This is mainly monitored by the financial accounting and control division and the office of the general secretary and human resources.

This procedure enables the identification of not just those entities over which the Group has control through voting rights from its direct or indirect holdings, but also those over which it exercises control through other channels, such as mutual funds, securitisations and other structured vehicles. This procedure analyses whether the Group has control over the entity, has rights over or is exposed to its variable returns, and whether it has the capacity to use its power to influence the amount of such variable returns. If the procedure concludes that the Group has such control, the entity is included in the scope of consolidation, and is fully consolidated. If not, it is analysed to identify whether there is significant influence or joint control. If this is the case, the entity is included in the scope of consolidation, and consolidated using the equity method.

Finally, the audit committee is responsible for supervising the Bank and Group’s regulated financial information process and internal control system.

In supervising this financial information, particular attention is paid to its integrity, compliance with regulatory requirements and accounting criteria, and the correct definition of the scope of

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consolidation. The internal control and risk management systems are regularly reviewed to ensure their effectiveness and adequate identification, management and reporting.

8.3 Control activities

Procedures for reviewing and authorising the financial information

Our audit committee by mandate of the board oversees the process of preparing and presenting the mandatory financial information regarding the Bank and the Group, which includes the related non-financial information, as well as its completeness, and reviews compliance with regulatory requirements, the appropriate delimitation of the perimeter of consolidation and the correct application of accounting criteria, ensuring that this information is permanently updated on the Bank’s website.

The process of creating, reviewing and authorising the financial information and the description of the ICFR is documented in a corporate tool which integrates the control model into risk management, including a description of the activities, risks, tasks and the controls associated with all of the transactions that may have a material effect on the financial statements. This documentation covers recurrent banking transactions and one-off transactions (stock trading, property deals, etc.) and aspects related to judgements and estimates, covering the registration, assessment, presentation and disclosure of financial information. The information in the tools is updated to reflect changes in the way of carrying out, reviewing and authorising procedures for generating financial information.

Our audit committee also has the duty to report to the board, prior to its adoption of the corresponding decisions, regarding the financial information that the Group must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices used to prepare the financial statements and is as reliable as these statements.

The most significant aspects of the accounting close process and the review of the material judgements, estimates, measurements and projections used are as follows:

•	Impairment losses on certain assets;

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

•	The useful life of the tangible and intangible assets;

•	The measurement of goodwill arising on consolidation;

•	The calculation of provisions and the consideration of contingent liabilities;

•	The fair value of certain unquoted assets and liabilities;

•	The recoverability of tax assets;

•	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations.

Our Group’s chief accounting officer presents to be validated the Group’s financial information to the audit committee on a quarterly basis, at least, providing explanations of the main criteria employed for estimates, valuations and value judgements.

The information provided to directors prior to board meetings, including information on value judgements, estimates and forecasts relating to the financial information, is prepared specifically for the purposes of these meetings.

To verify that the ICM is working properly and check the effectiveness of the defined functions, tasks and controls, the Group has in place an assessment and certification process that starts with an evaluation of the control activities by the staff responsible for them. Depending on the conclusions drawn, the next step is to certify the tasks and functions related to the generation of financial information so that, having analysed all such certifications, the chief executive officer, the chief financial officer and the chief accounting officer/controller certify the effectiveness of the ICM.

The annual process identifies and assesses the criticality of risks and the effectiveness of the controls identified in the Group.

The non-financial risk control unit prepares a report spelling out the conclusions reached as a result of the certification process conducted by the units, taking the following aspects into consideration:

•	Detail of the certifications obtained at all levels.

•	Any additional certifications considered necessary.

•	Specific certification of all significant outsourced services.

•	The ICM design and operation tests performed by those responsible for its maintenance and/or independent experts.

This report also itemises the main deficiencies identified throughout the certification process by any of the parties involved, indicating whether these deficiencies have been properly resolved or, if not, what plans are in place to correct them in a satisfactory manner.

The conclusions of these evaluation processes are presented to the audit committee by the non-financial risk control department, together with Accounting and Management Control division and, if appropriate, the sponsors of the divisions and/or work companies concerned, after having been presented to the risk control committee.

Lastly, based on this report, the Group’s chief accounting officer / controller (CAO), chief financial officer (CFO) and its chief executive officer (CEO) certify the effectiveness of the ICM in terms of preventing or detecting errors which could have a material impact on the consolidated financial information.

In 2018, the Group has worked to strengthen the identification and documentation of the most relevant controls for the Group (special monitoring controls) in order to ensure an adequate internal control system over financial information. Further, in order to continue strengthening the Santander Group ICM, it has been decided that from 2019 onwards the internal audit function will perform independent tests on these controls as part of its audits.

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Internal control policies and procedures for IT systems

The Technology and Operations division issues corporate IT policies.

For internal control purposes, the following policies are of particular importance.

The Group’s IT systems which are directly or indirectly related to the financial statements are configured to ensure the correct preparation and publication of financial information at all times by means of a specific internal control protocol.

To this end, the entity has internal policies and procedures, which are duly updated and distributed, relating to systems security and access to the IT applications and systems based on roles and in accordance with the duties and clearances assigned to each unit/post so as to ensure proper separation of powers.

The Group’s internal policies establish that access to all systems that store or process data shall be strictly controlled, and that the level of access control required is determined by potential impact on the business. Access rights are assigned by Group experts in this area (known as authorised signatures), by roles and functions. In addition, to ensure the compliance of processes related to control and maintenance of users and profiles, personnel in each area are tasked with ensuring that information is only accessed by persons who need it for their work.

The Group’s methodology is designed to ensure that any new software developments and the updating and maintenance of existing programmes go through a definition-development-testing cycle that guarantees that financial information is handled reliably.

In this way, once software developments have been completed on the basis of the defined requirements (detailed documentation of the processes to be implemented), these developments are subjected to exhaustive testing by a specialist ‘software lab’.

The Corporate Certification Office is then responsible for the complete testing cycle of the software in a pre-production environment, prior to its final implementation. The aforementioned office manages and coordinates this whole cycle, which includes: technical and functional testing, performance testing, user acceptance testing, and pilot and prototype testing as defined by the entities, prior to making the applications available to all end users.

Underpinned by corporate methodology, the Group guarantees the existence of business continuity plans that ensure on-going performance of key functions in the event of disasters or other events that could halt or interrupt business operations.

These plans catalogue the measures, which translate into specific initiatives, designed to mitigate the scale and severity of IT incidents and to ensure that operations are up and running again as quickly and with as little fallout as possible.

To this end, the Group has highly automated back-up systems to ensure the continuity of the most critical systems with little or no human intervention thanks to parallel redundant systems, high-availability systems and redundant communication lines.

In addition, there are specific force majeure risk mitigation strategies in place, such as virtual data processing centres, back-up power suppliers and offsite storage facilities.

Internal control policies and procedures over outsourced activities and valuation services from independent experts

The Group has established an action framework and specific implementation policies and procedures to ensure the adequate coverage of the risks associated with subcontracting activities to third parties.

The relevant processes include:

•	The performance of tasks relating to the initiation, recording, processing, settlement, reporting and accounting of asset valuations and transactions.

•	The provision of IT support in its various manifestations: software development, infrastructure maintenance, incident management, IT security and IT processing.

•	The provision of other material support services not directly related to the generation of financial information: supplier management, property management, HR management, etc.

The main control procedures in place to ensure adequate coverage of the risks intrinsic to these processes are:

•	Relations among Group companies are documented in contracts which detail exhaustively the type and level of service provided.

•	All of the Group’s service providers document and validate the main processes and controls related to the services they provide.

•	Entities to which activities are outsourced document and validate their controls in order to ensure that the material risks associated with the outsourced services are kept within reasonable levels.

The Group assesses its estimates in-house. Whenever it considers it advisable to hire the services of a third party to help with specific matters, it does so having verified their expertise and independence, for which procedures are in place, and having validated their methods and the reasonableness of the assumptions made.

Furthermore, the Group has signed service level agreements and put in place controls to ensure the integrity and quality of information for external suppliers providing significant services that might impact the financial statements.

8.4 Information and communication

Function in charge of accounting policies

The Financial Accounting and Control division includes the accounting policies area, the head of which reports directly to the controller and has the following exclusive responsibilities:

•	Defining the accounting treatment of the transactions that constitute the Bank’s business in keeping with their economic substance and the regulations governing the financial system.

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•	Defining and updating the Group’s accounting policies and resolving any questions or conflicts deriving from their interpretation.

•	Enhancing and standardising the Group’s accounting practices.

•	Assisting and advising the professionals responsible for new IT developments with respect to accounting requirements and ways of presenting information for internal consumption and external distribution and on how to maintain these systems as they relate to accounting issues.

The Corporate Accounting, Financial Reporting and Management Framework sets out the principles, guidelines and procedures for accounting, financial reporting and management that apply to all entities of the Santander Group as a key underpinning of good governance. The structure of the Group calls for stipulating uniform principles, guidelines and procedures so that each Group entity can rely on effective consolidation methods and apply uniform accounting policies. The principles set out in this Framework are appropriately implemented and specified in the Group’s accounting policies.

Accounting policies must be treated as a supplement to the financial and accounting standards that apply in the given jurisdiction, being their overarching objectives(i) financial statements and other financial information made available to management bodies, regulators and third parties must provide accurate and reliable information for decision-making relating to the Group, and (ii) all Group entities must be enabled to comply in a timely manner with legal duties and obligations and regulatory requirements. The Accounting Policies are subject to revision whenever the reference regulations are modified and, at least, once a year.

Additionally, on a monthly basis, the accounting policies area publishes internally a bulletin that contains any news in accounting matters, including both the new published regulations and the most relevant interpretations. These documents are stored in the accounting standards library (NIC-KEY), which is accessible to all Group units.

The Financial Accounting and Control division has put in place procedures to ensure it has all the information it needs to update the accounting plan to cover the issue of new products and regulatory and accounting changes that make it necessary to adapt the plan and accounting principles and policies.

The Group entities, through the heads of their operations or accounting units, maintain an on-going and fluid dialogue with the financial regulation and accounting processes area and with the other areas of the management control unit.

Mechanisms for the preparation of financial information

The Group’s computer applications are configured into a management model which, using an IT system structure appropriate for a bank, is divided into several ‘layers’, which supply different kinds of services, including:

•	General information systems: these provide information to division/business unit heads.

•	Management systems: these produce information for business monitoring and control purposes.
•	Business systems: software encompassing the full product-contract-customer life cycle.

•	Structural systems: these support the data shared and used by all the applications and services. These systems include all those related to the accounting and financial information.

All these systems are designed and developed in accordance with the following IT architecture:

•	General software architecture, which defines the design patterns and principles for all systems.

•	Technical architecture, including the mechanisms used in the model for design outsourcing, tool encapsulation and task automation.

One of the overriding purposes of this model is to provide the Group’s IT systems with the right software infrastructure to manage all the transactions performed and their subsequent entry into the corresponding accounting registers, with the resources needed to enable access to and consultation of the various levels of supporting data.

The software applications do not generate accounting entries per se; they are based on a model centred on the transaction itself and a complementary model of accounting templates that specifies the accounting entries and movements to be made for the said transaction. These accounting entries and movements are designed, authorised and maintained by the Financial Accounting and Control division.

The applications execute all the transactions performed in a given day across various distribution channels (branches, internet, telephone banking, e-banking, etc.) into the ‘daily transaction register’ (DGO for its acronym in Spanish).

The DGO generates the transaction accounting entries and movements on the basis of the information contained in the accounting template, uploading it directly into the accounting infrastructure application.

This application carries out the other processes necessary to generate financial information, including: capturing and balancing the movements received, consolidating and reconciling with application balances, cross-checking the software and accounting information for accuracy, complying with the accounting allocation structural model, managing and storing auxiliary accounting data and making accounting entries for saving in the accounting system itself.

Some applications do not use this process. These rely instead on their own account assistants who upload the general accounting data directly by means of account movements, so that the definition of these accounting entries resides in the applications themselves.

In order to control this process, before inputting the movements into the general accounting system, the accounting information is uploaded into a verification system which performs a number of controls and tests.

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This accounting infrastructure and the aforementioned structural systems generate the processes needed to generate, disclose and store all the financial information required of a financial institution for regulatory and internal purposes, all of which under the guidance, supervision and control of the Financial Accounting and Control division.

To minimise the attendant operational risks and optimise the quality of the information produced in the consolidation process, the Group has developed two IT tools which it uses in the financial statement consolidation process.

The first channels information flows between the units and the Financial Accounting and Control division, while the second performs the consolidation proper on the basis of the information provided by the former.

Each month, all of the entities within the Group’s scope of consolidation report their financial statements, in keeping with the Group’s audit plan.

The Group’s audit plan, which is included in the consolidation application, generally contains the disclosure needed to comply with the disclosure requirements imposed on the Group by Spanish and international authorities.

The consolidation application includes a module that standardises the accounting criteria applied so that the units make the accounting adjustments needed to make their financial statements consistent with the accounting criteria followed by the Group.

The next step, which is automated and standardised, is to convert the financial statements of the entities that do not operate in euros into the Group’s functional currency.

The financial statements of the entities comprising the scope of consolidation are subsequently aggregated.

The consolidation process identifies intragroup items, ensuring they are correctly eliminated. In addition, in order to ensure the quality and comprehensiveness of the information, the consolidation application is configured to make investment-equity elimination adjustments and to eliminate intragroup transactions, which are generated automatically in keeping with the system settings and checks.

Lastly, the consolidation application includes another module (the annex module) which allows all units to upload the accounting and non-accounting information not specified in the aforementioned audit plan and which the Group deems opportune for the purpose of complying with applicable disclosure requirements.

This entire process is highly automated and includes automatic controls to enable the detection of incidents in the consolidation process. The Financial Accounting and Control division also performs additional oversight and analytical controls.

8.5 Monitoring

2018 ICFR monitoring activities and results

Our board has approved a corporate internal audit framework for the Santander Group, defining the global function of internal audit and how it is to be carried out.

In accordance with this, internal audit is a permanent function and independent from all other functions and units. Its mission is to provide the board of directors and senior management with independent assurances in regard to the quality and efficacy of the systems and processes of internal control, risk management (current and emerging) and governance, thereby helping to safeguard the organisation’s value, solvency and reputation. Internal audit reports to the audit committee and to the board of directors on a regular basis and at least twice a year, as an independent unit, it has direct access to the board when it deems it appropriate.

The internal audit evaluates:

•	The efficacy and efficiency of the processes and systems cited above;

•	Compliance with applicable legislation and requirements of supervisory bodies;

•	The reliability and integrity of financial and operating information; and

•	The integrity of capital.

Internal audit is the third line of defence, independent of the other two.

The scope of its work encompasses:

•	All Group entities over which it exercises effective control;

•	Separate asset pools (for example, mutual funds) managed by the entities mentioned in the previous section; and

•	All entities (or separate asset pools) not included in the previous points, for which there is an agreement for the Group to provide internal audit functions.

This scope, subjectively defined, includes the activities, businesses and processes carried out (either directly or through outsourcing), the existing organisation and any commercial networks. In addition, and also as part of its mission, internal audit can undertake audits in other subsidiaries not included among the points above, when the Group has reserved this right as a shareholder, and in outsourced activities pursuant to the agreements reached in each case.

Our audit committee supervises the Group’s internal audit function and, specifically, must: (i) propose the selection, appointment and withdrawal of the officer responsible for internal audit; (ii) ensure the independence and effectiveness of the internal audit function; (iii) ensure that the internal audit function has the physical and human resources needed for the performance of its work and propose the budget for this service; (iv) receive periodic information regarding the activities thereof and review the annual activities report; (v) annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof and (vi) verify that senior management and the board take into account the conclusions and recommendations set forth in its reports.

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At year-end 2018, internal audit employed 1,210 people, all dedicated exclusively to this service. Of these, 266 were based at the Corporate Centre and 944 in local units situated in the principal geographic areas in which the Group is present, all of who work exclusively at those locations.

Each year, Internal Audit prepares an audit plan based on a self-assessment exercise of the risks to which the Group is exposed. Internal Audit is solely responsible for executing the plan. From the reviews carried out, audit recommendations may be prepared. These are prioritised according to their relative importance and are monitored continuously until their complete implementation.

At its meeting on 21 February 2019, the audit committee considered and approved the audit plan for 2019, which was submitted to, and approved by the board at the meeting held on 26 February 2019.

In 2018, the effectiveness and functioning of the main elements of the internal control system and controls on information systems in the units analysed were assessed.

The main objectives of the internal audit reviews were:

•	Verify compliance with sections 302, 404, 406, 407 and 806 of the Sarbanes-Oxley Act.

•	Check the existing governance on the information related to the internal control system over financial information.

•	Review the functions performed by the internal control departments and other departments, areas or divisions involved in compliance with the SOX Act.

•	Check that the SOX support documentation is updated.

•	Verify the effectiveness of the controls documented in the process.

•	Evaluate the rigour of the certifications carried out by the different units, especially their consistency with any observations and recommendations set forward by Internal Audit, the auditors of the statutory accounts or the supervisory bodies themselves within the framework of their reviews.

•	Verify proper compliance with the recommendations made in previous audits.

In 2018, the audit committee and the board of directors were kept informed of the work carried out by the Internal Audit division on its annual plan and other issues related to the audit function. The audit committee assessed whether the work of internal audit was sufficient and the results of its activity and monitored the recommendations made, particularly the most important. It also reviewed the effects of the results of this work on the financial information. Finally, the committee monitored the corrective actions implemented, giving priority to the most important of these.

Detection and management of deficiencies

Our audit committee is officially tasked with overseeing the financial information process and the internal control systems.

It deals with any control deficiencies that might affect the reliability and accuracy of the financial statements. To this end, it can call in the various areas of the Group involved to provide the necessary information and clarifications. The committee also takes stock of the potential impact of any flaws detected in the financial information.

The audit committee, as part of its remit to oversee the financial reporting process and the internal control systems, is responsible for discussing with the external auditors any significant weaknesses detected in the course of the audit.

As part of its supervision work, our audit committee assesses the results of the work of the Internal Audit division, and can take action as necessary to correct any deficiencies identified in the financial information.

In 2018, our audit committee was informed about the evaluation and certification of the ICM corresponding to tax year 2017 and drew conclusions on the effectiveness of the Group’s ICM, in compliance with CNMV ICFR and SEC Sarbanes-Oxley Law (SOX) and ICFR.

Internal audit has maintained the 2017 ICFR rating, identifying no material deficiencies in the control environment.

8.6 External auditor report

The external auditor has issued an independent reasonable assurance report on the design and effectiveness of the ICFR and the description on the ICFR that is provided in this section 8 of the annual corporate governance report.

This report is included in the next pages.

205

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT REASONABLE ASSURANCE REPORT

ON THE DESIGN AND EFFECTIVENESS OF THE

INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Shareholders of Banco Santander, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description that is included in the attached Report that forms part of the corresponding section of Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Banco Santander, S.A., (hereinafter, the Parent Company) and its subsidiaries (hereinafter, the Group or Santander Group) as at December 31, 2018.

This system is based on the criteria and policies defined by the Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control-Integrated Framework” report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group assets that could have material effect on the financial information.

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the System, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such as such internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director’s responsibility

The Parent Company’s Directors are responsible for taking the necessary measures to reasonably guarantee the implementation, maintenance and supervision of an adequate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements of ICFR and the preparation and establishment of the content of the attached information relating to the TCFR.

Our Responsibility

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Internal Control over Financial Reporting of the Group, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with “International Standard on Assurance Engagements 3000 (ISAE 3000)” (Revised), “Assurance Engagements other than Auditing or Reviews of Historical Financial Reporting”, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

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Internal control over financial reporting (ICFR)

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

Our firm applies the “International Standard on Quality Control 1 (ISQC 1)” and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, Santander Group, maintained as at December 31, 2018, in all material respects, an effective system of Internal Control relating to the Financial Reporting included in the consolidated financial statements of the Group as at December 31, 2018, which is based on the criteria and the policies defined by the Group’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control - Integrated Framework” report.

In addition, the attached description of the ICFR Report as at December 31, 2018, related to the Santander Group, has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/2015 dated December 22, 2015 and Circular No 2/2018 dated June 12 of the CNMV for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit of accounts nor is it subject to the regulations governing the activity of the audit in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations. However, we have audited, in accordance with the regulations governing the audit activity in force in Spain, the consolidated financial statements of Santander Group prepared by the Parent Company’s Directors in accordance with the International Financial Reporting Standards adopted by the European Union and other provisions of the financial reporting standards applicable to the Group, and our report dated February 28, 2019 expresses a favorable opinion on those consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L.

Alejandro Esnal Elorrieta

February 28, 2019

2

207

9. Other corporate governance information

As indicated in the introduction of this chapter ‘Redesigned corporate governance report’, since 12 June 2018 (Circular 2/2018) CNMV has allowed the annual corporate governance and directors’ remuneration reports mandatory for Spanish listed companies to be drafted in a free format. We have opted to use a free format for our 2018 corporate governance report and 2018 directors’ remuneration report.

However, CNMV requires any issuer opting to use a free format to provide certain information in a format established by CNMV so that it can be aggregated for statistical purposes. This information is included (i)  for corporate governance matters under section 9.2 ‘Statistical information on corporate governance required by CNMV’ and also covers the section ‘comply with the recommendations in the Spanish Corporate Governance Code for Listed Companies or explain’ and (ii) for remuneration matters under section 9.5 ‘Statistical information on remuneration required by CNMV’.

In addition, since some shareholders or other stakeholders may be accustomed to the prescribed formats required by CNMV, section 9.1 ‘Reconciliation to CNMV’s corporate governance report model’ and section 9.4 ‘Reconciliation to CNMV’s remuneration report model’ include, for each section in the CNMV’s prescribed formats for corporate governance and remuneration reports, prescribed formats, a cross reference to where this information may be found in the free format 2018 annual corporate governance report or in the other chapters of this annual report. Please note however that CNMV’s prescribed formats have changed slightly in 2018 and therefore the content for each section varies from the previous year.

Moreover, we have traditionally filled in the ‘comply or explain’ section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, have included in section 9.3 ‘Cross-reference table for comply or explain in corporate governance recommendations’ a chart with cross-references showing where the information supporting each response can be found in this 2018 corporate governance chapter or elsewhere in this consolidated directors’ report.

9.1 Reconciliation to CNMV’s corporate governance report model

Section in CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See section 2.1.

A.2	Yes	See section 2.3 where we explain there are no significant shareholders for its own account.

A.3	Yes	See ‘Tenure, committee membership and equity ownership’ in section 4.2 and section 6.

A.4	No	See section 2.3 where we explain there are no significant shareholders for its own account so this section does not apply.

A.5	No	See section 2.3 where we explain there are no significant shareholders for its own account so this section does not apply.

A.6	No	See section 2.3 where we explain there are no significant shareholders for its own account so this section does not apply.

A.7	Yes	See section 2.4.

A.8	Yes	Not applicable.

A.9	Yes	See section 2.5.

A.10	No	See section 2.5.

A.11	Yes	See section 2.1 and statistical information.

A.12	No	See section 3.2.

A.13	No	See section 3.2.

A.14	Yes	See section 2.6.

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Other corporate governance information

Section in CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ in section 3.2.

B.2	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ in section 3.2.

B.3	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ and ‘Rules governing amendments to our Bylaws’ in section 3.2.

B.4	Yes	None.

B.5	Yes	See section 3.4.

B.6	Yes	See ‘Participation of shareholders at the GSM’ in section 3.2.

B.7	No	See ‘Quorum and majorities required for passing resolutions at the GSM’ in section 3.2.

B.8	No	See ‘Corporate website’ in section 3.2.

C. MANAGEMENT STRUCTURE
C.1 Board of directors

C.1.1	Yes	See ‘Size’ in section 4.2.

C.1.2	Yes	See ‘Tenure, committee membership and equity ownership’ in section 4.2.

C.1.3	Yes	See section 2.4, 4.1 and ‘Executive directors’, ‘Independent non-executive directors’, ‘Other external directors’ and ‘Composition by type of director’ in section 4.2.

C.1.4	Yes	See section 1.4 and ‘Diversity’ in section 4.2.

C.1.5	No	See ‘Diversity’ in section 4.2 and section 4.5 and regarding top executive positions, see ‘Responsible banking’ chapter.

C.1.6	No	See ‘Diversity’ in section 4.2 and section 4.5.

C.1.7	No	See section 1.4 and ‘Diversity’ in section 4.2.

C.1.8	No	Not applicable.

C.1.9	No	See section ‘Group executive chairman and chief executive officer’ and ‘Executive committee’ in section 4.3.

C.1.10	No	See section 4.1.

C.1.11	Yes	See section 4.1.

C.1.12	Yes	See ‘Board and committees attendance’ in section 4.3.

C.1.13	Yes	See section 6 and, additionally, note 5 c) to our ‘consolidated financial statements’.

C.1.14	Yes	See section 5 and 6.

C.1.15	Yes	See ‘Rules and regulations of the board’ in section 4.3.

C.1.16	No	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.17	No	See ‘Self-assessment of the board’ in section 4.3 and section 4.5.

C.1.18	No	See ‘Self-assessment of the board’ in section 4.3.

C.1.19	No	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.20	No	See ‘Proceedings of the board’ in section 4.3.

C.1.21	Yes	Not applicable.

C.1.22	No	See ‘Diversity’ in section 4.2.

C.1.23	Yes	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.24	No	See section 4.3 ‘Board functioning and effectiveness’.

C.1.25	Yes	See section 4.3 ‘Board functioning and effectiveness’ and sections 4.4, 4.5, 4.6 and 4.7 .

C.1.26	Yes	See ‘Board and committees attendance’ in section 4.3.

C.1.27	Yes	See statistical information.

C.1.28	No	See ‘Duties and activities in 2018’ in section 4.4.

C.1.29	Yes	See ‘Secretary of the board’ in section 4.3.

C.1.30	No	See 3.1; ‘Duties and activities in 2018’ in section 4.4; and section 9.6.

C.1.31	Yes	See ‘External auditor’ in section 4.4.

C.1.32	Yes	See ‘Duties and activities in 2018’ in section 4.4.

C.1.33	Yes	Not applicable.

209

Section in CNMV model	Included in statistical report	Comments
C.1.34	Yes	See statistical information.

C.1.35	Yes	See ‘Proceedings of the board’ in section 4.3.

C.1.36	No	See ‘Election, refreshment and succession of directors’ in section 4.2.

C.1.37	No	Not applicable.

C.1.38	No	Not applicable.

C.1.39	Yes	See section 6.4. and 6.7.

C.2 Board committees

C.2.1	Yes	See ‘Board committees structure’; ‘Executive committee’; ‘Responsible banking, sustainability and culture committee’ and ‘Innovation and technology committee’ in section 4.3 and sections 4.4, 4.5, 4.6 and 4.7 .

C.2.2	Yes	See statistical information.

C.2.3	No	See ‘Rules and regulations of the board’ in section 4.3 and sections 4.4, 4.5, 4.6 and 4.7 .

D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See ‘Related-party transactions’ in section 4.8.

D.2	Yes	Not applicable.

D.3	Yes	Not applicable. See ‘Related-party transactions’ in section 4.8.

D.4	Yes	See statistical information.

D.5	Yes	Not applicable. See section 4.8 ‘Related-party transactions and conflicts of interest’.

D.6	No	See ‘Related-party transactions and conflicts of interest’ in section 4.8.

D.7	Yes	Not applicable.

E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No	See chapter ‘Risk management’ of this consolidated directors’ report, in particular section 1 ‘Risk management and control model’ and sections ‘Risk culture’ and ‘Tax strategy’ in the Responsible banking chapter.

E.2	No	See chapter ‘Risk management’ of this consolidated directors’ report, in particular section 1.1 ‘Risk governance’ and sections ‘Risk culture’ and ‘Tax strategy’ in the Responsible banking chapter.

E.3	No	See chapter ‘Risk management’ of this consolidated directors’ report, in particular section 2 ‘Risk map and risk profile’, and ‘Responsible banking’ chapter and for our capital needs, see also section ‘Economic capital’ in Economic and financial review chapter.

E.4	No	See chapter ‘Risk management’ of this consolidated directors’ report, in particular section 1.3 ‘Management processes and tools’ and sections ‘Risk culture’ and ‘Tax strategy’ in the Responsible banking chapter.

E.5	No	See chapter ‘Risk management’ of this consolidated directors’ report, in particular section 2 ‘Risk map and risk profile’, and sections 3 to 9 of such chapter for each risk. Additionally, see note 25e.i to our consolidated financial statements.

E.6	No	See chapter ‘Risk management’ of this consolidated directors’ report, in particular section 2 ‘Risk map and risk profile’, and sections 3 to 9 of such chapter for each risk.

F. ICFRS
F.1	No	See section 8.1 ‘Control environment’.

F.2	No	See section 8.2 ‘Risk assessment in financial reporting’.

F.3	No	See section 8.3 ‘Control activities’.

F.4	No	See section 8.4 ‘Information and communication’.

F.5	No	See section 8.5 ‘Monitoring’.

F.6	No	Not applicable.

F7	No	See section 8.6 ‘External auditor report’.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See ‘Degree of compliance with the corporate governance recommendations’ in section 9.2 and section 9.3.

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Other corporate governance information

9.2 Statistical information on corporate governance required by CNMV

Unless otherwise indicated all data as of 31 December 2018.

A. OWNERSHIP STRUCTURE

A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
06/11/2018	8,118,286,971	16,236,573,942	16,236,573,942

Indicate whether different types of shares exist with different associated rights:

Yes       No

A.2 List the direct and indirect holders of significant ownership interests at year-end, excluding directors:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights
Name or corporate name of shareholder	Direct	Indirect	Direct	Indirect
BlackRock Inc.	0	4.50%	0	1.10%	5.60%

Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	4.50%	1.10%	5.60%

A.3 Complete the following tables on company directors holding voting rights through company shares:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights	% of voting rights that may be transferred through financial instruments
Name or corporate name of director	Direct	Indirect	Direct	Indirect		Direct	Indirect
Ms Ana Botín-Sanz de Sautuola y O’Shea	0.00	0.13	0.00	0.00	0.13	0.00	0.00
Mr José Antonio Álvarez Álvarez	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Mr Bruce Carnegie-Brown	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Rodrigo Echenique Gordillo	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Ms Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ignacio Benjumea Cabeza de Vaca	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Mr Javier Botín-Sanz de Sautuola y O’Shea	0.03	0.46	0.00	0.00	0.49	0.00	0.00
Mr Álvaro Cardoso de Souza	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Guillermo de la Dehesa Romero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Carlos Fernández González	0.11	0.00	0.00	0.00	0.11	0.00	0.00
Ms Esther Giménez-Salinas i Colomer	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ramiro Mato García Ansorena	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Juan Miguel Villar Mir	0.00	0.00	0.00	0.00	0.00	0.00	0.00

% total voting rights held by the board of directors		0.77%

211

A.7 Indicate whether the company has been notified of any shareholders’ agreements pursuant to Articles 530 and 531 of the Spanish Companies Act (LSC). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes       No

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directly and through Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea (directly and through Puente San Miguel, S.L.U.) Ms Ana Botín-Sanz de Sautuola y O’Shea (directly and through CRONJE, S.L.U.) Ms Carolina Botín-Sanz de Sautuola y O’Shea (through Nueva Azil, S.L.) Ms Paloma Botín-Sanz de Sautuola y O’Shea (directly and through Bright Sky 2012, S.L.) Ms Carmen Botín-Sanz de Sautuola y O’Shea Latimer Inversiones, S.L.	0.49%	Transfer restrictions and syndication of voting rights as described under section 2.4 ‘Shareholders’ agreements’ of the Corporate governance chapter in the consolidated directors’ report.	01/01/2056

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

Yes       No

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directly and through Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea (directly and through Puente San Miguel, S.L.U.) Ms Ana Botín-Sanz de Sautuola y O’Shea (directly and through CRONJE, S.L.U.) Ms Carolina Botín-Sanz de Sautuola y O’Shea (through Nueva Azil, S.L.) Ms Paloma Botín-Sanz de Sautuola y O’Shea (directly and through Bright Sky 2012, S.L.) Ms Carmen Botín-Sanz de Sautuola y O’Shea Latimer Inversiones, S.L.	0.49%	Transfer restrictions and syndication of voting rights as described under section 2.4 ‘Shareholders’ agreements’ of the Corporate governance chapter in the consolidated directors’ report.	01/01/2056

A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:

Yes       No

A.9 Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly*	% of total share capital
0	12,249,652	0.07%

(*)Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	11,400,000
Banco Santander Río, S.A.	849,652

Total:	12,249,652

A.11 Estimated free float:

%
Estimated free float	93.59%
A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes       No

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Other corporate governance information

B. GENERAL SHAREHOLDERS’ MEETING

B.4 Indicate the attendance figures for the general shareholders’ meetings held during the fiscal year to which this report relates and in the two preceding fiscal years:

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
18/03/2016	0.86%	43.46%	0.27%	13.04%	57.63%
of which free float:	0.19%	43.46%	0.27%	13.04%	56.96%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
07/04/2017	0.90%	47.48%	0.37%	15.27%	64.02%
of which free float:	0.26%	47.48%	0.37%	15.27%	63.38%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
23/03/2018	0.82%	47.61%	0.38%	15.74%	64.55%
of which free float:	0.18%	47.61%	0.38%	15.74%	63.91%

B.5 Indicate whether in the general shareholders’ meetings held during the fiscal year to which this report relate there has been any matter submitted to them which, for any reason, has not been approved by the shareholders.

Yes       No

B.6 Indicate whether the bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:

Yes       No

C. MANAGEMENT STRUCTURE

C.1 Board of directors

C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors fixed by GSM	15

213

C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ms Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chairman	04/02/1989	07/04/2017	Vote in general shareholders’ meeting
Mr José Antonio Álvarez Álvarez	N/A	Executive	Chief executive officer	25/11/2014	07/04/2017	Vote in general shareholders’ meeting
Mr Bruce Carnegie- Brown	N/A	Non-executive independent	Lead independent director	25/11/2014	18/03/2016	Vote in general shareholders’ meeting
Mr Rodrigo Echenique Gordillo	N/A	Executive	Vice chairman	07/10/1988	07/04/2017	Vote in general shareholders’ meeting
Ms Homaira Akbari	N/A	Non-executive independent	Director	27/09/2016	23/03/2018	Vote in general shareholders’ meeting
Mr Ignacio Benjumea Cabeza de Vaca	N/A	Other external (neither independent nor proprietary)	Director	30/06/2015	23/03/2018	Vote in general shareholders’ meeting
Mr Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external (neither independent nor proprietary	Director	25/07/2004	18/03/2016	Vote in general shareholders’ meeting
Mr Álvaro Cardoso de Souza	N/A	Non-executive independent	Director	23/03/2018	23/03/2018	Vote in general shareholders’ meeting
Ms Sol Daurella Comadrán	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting
Mr Guillermo de la Dehesa Romero	N/A	Other external (neither independent nor proprietary)	Vice chairman	24/06/2002	23/03/2018	Vote in general shareholders’ meeting
Mr Carlos Fernández González	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting
Ms Esther Giménez- Salinas i Colomer	N/A	Non-executive independent	Director	30/03/2012	07/04/2017	Vote in general shareholders’ meeting
Mr Ramiro Mato García-Ansorena	N/A	Non-executive independent	Director	28/11/2017	23/03/2018	Vote in general Shareholders´meeting
Ms Belén Romana García	N/A	Non-executive independent	Director	22/12/2015	07/04/2018	Vote in general shareholders’ meeting
Mr Juan Miguel Villar Mir	N/A	Non-executive independent	Director	07/05/2013	27/03/2015	Vote in general shareholders’ meeting
Total number of directors			15

Indicate any directors who have left during the fiscal year to which this report relates, regardless of the reason (whether for resignation, removal or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
N/A	N/A	N/A	N/A	N/A	N/A

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Other corporate governance information

C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors

Name or corporate name of director	Position held in the company	Profile
Ms Ana Botín-Sanz de Sautuola y O’Shea	Group executive chairman	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr José Antonio Álvarez Álvarez	CEO	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Rodrigo Echenique Gordillo	Vice chairman	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Total number of executive directors	3
% of the Board	20%

Proprietary non-executive directors

Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A

Total number of proprietary non-executive directors	0
% of the Board	0%

Independent non-executive directors

Name or corporate name of director	Profile
Mr Bruce Carnegie-Brown	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Ms Homaira Akbari	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Álvaro Cardoso de Souza	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Ms Sol Daurella Comadrán	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Carlos Fernández González	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Ms Esther Giménez- Salinas i Colomer	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Ramiro Mato García-Ansorena	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Ms Belén Romana García	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Juan Miguel Villar Mir	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Total number of independent directors	9
% of the Board	60%

Identify any independent director who receives from the company or its group any amount or perk other than his or her director remuneration or who maintain or have maintained during the fiscal year covered in this report a business relationship with the company or any group company, either in his or her own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained such a business relationship.

In such a case, a reasoned statement from the Board on why the relevant director(s) is able to carry on their duties as independent director(s) shall be included.

Name or corporate name of director	Description of the relationship	Reasoned statement
Sol Daurella Comadrán Juan Miguel Villar Mir	Financing Financing	When assessing the annual verification of independent directors the appointments committee has verified whether there are significant business relationships between Santander Group and the companies in which these directors are or have previously been significant shareholders or directors, with regard to the financing granted by the Santander Group to these companies. In all cases, the committee concluded that the existing relations did not have the condition of significant among other reasons, as the business relationships: (i) do not generate a situation of economic dependence in the relevant companies in view of the substitutability of this financing for other sources of funding, either bank-based financing or other, (ii) are aligned with the market share of Santander Group within the relevant market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. NYSE, Nasdaq and Canada’s Bank Act.

215

Other non-executive directors

Identify all other non-executive directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons for not qualifying under other category	Entity, executive or shareholder with whom it maintains a relationship	Profile
Mr Guillermo de la Dehesa Romero	He has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Ignacio Benjumea Cabeza de Vaca	As the required period has not lapsed since he ceased his professional relationship with the Bank (other tan that as a director of the Bank and of Santander Spain).	Banco Santander, S.A.	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.
Mr Javier Botín-Sanz de Sautuola y O’Shea	He has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 ‘Our directors’ in the Corporate governance chapter in the consolidated directors’ report.

Total number of other non-executive directors	3
% of the Board	20%

List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
Mr Javier Botín-Sanz de Sautuola y O’Shea	13/02/ 2018	Proprietary director	Other external director

C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2018	FY 2017	FY 2016	FY 2015	FY 2018	FY 2017	FY 2016	FY 2015
Executive	1	1	1	1	33.33%	33.33%	25.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	4	4	5	4	44.44%	50.00%	62.5%	50.00%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Total:	5	5	6	5	33.33%	35.71%	40.00%	33.33%

C.1.11 Identify those directors (or individuals representing the director in the case of directors who are body corporates) who hold a directorship of other non-group companies that are listed on official securities markets (or who are the individuals representing a body corporate holding such a directorship), if communicated to the company:

Name or corporate name of director	Name of the listed company	Position
Ms Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director
Mr Bruce Carnegie-Brown	Moneysupermarket.com Group plc.	Chairman
Mr Rodrigo Echenique Gordillo	Industria de Diseño Textil, S.A. (Inditex)	Director
Mr Guillermo de la Dehesa Romero	Amadeus IT Group, S.A.	Vice Chairman
Ms Homaira Akbari	Veolia Environment, S.A. Landstar System, Inc. Gemalto N.V.	Director Director Director
Ms Sol Daurella Comadrán	Coca-Cola European Partners plc.	Chairman
Mr Carlos Fernández González	Inmobiliaria Colonial, S.A.	Director
	AmRest Holdings SE	Director
Ms Belén Romana García	Aviva plc.	Director

216	2018 Annual Report

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Other corporate governance information

C.1.12 Indicate and, if applicable explain, if the company has established rules on the maximum number of directorships its directors may hold and, if so, where they are regulated:

Yes      No

This maximum is established, as provided for in article 30 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.

C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	28,910
Amount of accumulated pension rights of current directors (EUR thousand)	76,337
Amount of accumulated pension rights of former directors (EUR thousand)	70,169

C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the fiscal year:

Name or corporate name	Position (s)
Mr Rami Aboukhair Hurtado	Country head - Santander Spain
Mr Enrique Álvarez Labiano	Group head of Chairman’s Office and Strategy. Global head of Insurance, Network Banking and Responsible Banking
Ms Lindsey Tyler Argalas	Head of Santander Digital
Mr Juan Manuel Cendoya	Group head of
Méndez de Vigo	Communications, Corporate Marketing and Research
Mr José Fransisco Doncel Razola	Group head of Accounting and Financial Control
Mr Keiran Paul Foad	Group Chief Risk Officer
Mr José Antonio García Cantera	Group Chief Financial Officer
Mr Juan Guitard Marín	Group Chief Audit Executive
Mr José María Linares Perou	Global head of Corporate & Investment Banking
Ms Mónica López-Monís Gallego	Group Chief Compliance Officer
Mr Javier Maldonado Trinchant	Group head of Costs

Name or corporate name	Position (s)
Mr Dirk Marzluf	Group head of Technology and Operations
Mr Víctor Matarranz Sanz de Madrid	Global head of Wealth Management
Mr José Luis de Mora Gil-Gallardo	Group head of Financial Planning and Corporate Development
Mr José María Nus Badía	Risk adviser to Group executive chairman
Mr Jaime Pérez Renovales	Group head of General Secretariat and Human Resources
Ms Magda Salarich Fernández de Valderrama	Head of Santander Consumer Finance
Ms Jennifer Scardino	Head of Global communications. Group deputy head of Communications, Corporate Marketing and Research

Total remuneration accrued by the senior management (EUR thousand)	62,478

C.1.15 Indicate whether any changes have been made to the board Rules and regulations during the fiscal year:

Yes      No

C.1.21 Indicate whether there are any specific requirements, other than those applying to directors generally, to be appointed chairman.

Yes      No

C.1.23 Indicate whether the bylaws or the board Rules and regulations set a limited term of office (or other requirements which are stricter than those provided for in the law) for independent directors different than the one provided for in the law.

Yes      No

C.1.25 Indicate the number of board meetings held during the fiscal year and how many times the board has met without the chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	12
Number of board meetings held without the chairman’s attendance	0

Indicate the number of meetings held by the lead independent director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	3

217

Indicate the number of meetings of the various board committees held during the fiscal year.

Number of meetings of the audit committee	13
Number of meetings of the responsible banking, sustainability and culture committee	2
Number of meetings of the innovation and technology committee	3
Number of meetings of the appointments committee	13
Number of meetings of the remuneration committee	11
Number of meetings of the risk supervision, regulation and compliance committee	13
Number of meetings of the executive committee	45

C.1.26 Indicate the number of board meetings held during the fiscal year and data about the attendance of the directors.

Number of meetings with at least 80% of directors being present	12
% of votes cast by members present over total votes in the fiscal year	98.27%
Number of board meetings with all directors being present (or represented having given specific instructions)	10
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the fiscal year	100%

C.1.27 Indicate whether the company´s consolidated and individual financial statements are certified before they are submitted to the board for their formulation.

Yes      No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their formulation by the board:

Name	Position
Mr José Francisco Doncel Razola	Group chief accounting officer

C.1.29 Is the secretary of the board also a director?

Yes      No

If the secretary of the board is not a director fill in the following table:

Name or corporate name of the secretary	Representative
Mr Jaime Pérez Renovales	N/A

C.1.31 Indicate whether the company has changed its external audit firm during the fiscal year. If so, identify the incoming audit firm and the outgoing audit firm:

Yes      No

C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.

Yes      No

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	585	3,665	4,250
Amount of non-audit work as a % of amount of audit work	0.6%	3.6%	4.2%

C.1.33 Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the chairman of the audit committee to the shareholders in the general shareholders meeting to explain the content and scope of those reservations or qualifications.

Yes      No

C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	3	3

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	8.11%	8.33%

C.1.35 Indicate and if applicable explain whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes      No

Procedures

Our Rules and regulations of the board stipulate that members of the board and committees are provided with the relevant
documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring the confidentiality of the
information.

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Responsible banking	Corporate governance	Economic and financial review	Risk management
Other corporate governance information

C.1.39 Identify, individually in the case of directors, and in the aggregate in all other cases, and provide detailed information on, agreements between the company and its directors, executives and employees that provide indemnification, guarantee or golder parachute clause in the event of resignation, unfair dismissal or termination as a result of a takeover bid or other type of transaction.

Number of beneficiaries	17
Type of beneficiary	Description of the agreement:
Employees

The Bank has no commitments to provide severance pay to directors.

A number of employees have a right to compensation equivalent to one to two years of their basic salary in the event of their contracts being terminated by the Bank in the first two years of their contract in the event of dismissal on grounds other than their own will, retirement, disability or serious dereliction of duties.

In addition, for the purposes of legal compensation, in the event of redundancy a number of employees are entitled to recognition of length of service including services provided prior to being contracted by the Bank; this would entitle them to higher compensation than they would be due based on their actual length of service with the Bank itself.

Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	✓

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	✓

C.2 Board committees

C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee

Name	Position	Type
Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Bruce Carnegie-Brown	Member	Independent non- executive director
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Mr Rodrigo Echenique Gordillo	Member	Executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non- executive director
Ms Belén Romana García	Member	Indenpendent non- executive director

% of executive directors	37.50%
% of proprietary directors	0%
% of independent directors	37.50%
% of other non-executive directors	25%

Audit committee

Name	Position	Type
Ms Belén Romana García	Chairman	Independent non- executive director
Ms Homaira Akbari	Member	Independent non- executive director
Mr Carlos Fernández González	Member	Independent non- executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non- executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	100%
% of other non-executive directors	0%

Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chairman.

Name of directors with accounting or audit experience	Ms Belén Romana García Ms Homaira Akbari Mr Carlos Fernández González Mr Ramiro Mato García-Ansorena
Date of appointment of the committee Chairman for that position	26 April 2016

219

Appointments committee

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non- executive director
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Sol Daurella Comadrán	Member	Independent non- executive director
Mr Carlos Fernández González	Member	Independent non- executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	75.00%
% of other external directors	25.00%

Remuneration committee

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non- executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Sol Daurella Comadrán	Member	Independent non- executive director
Mr Carlos Fernández González	Member	Independent non- executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	60.00%
% of other external directors	40.00%

Risk supervision, regulation and compliance committee

Name	Position	Type
Mr Álvaro Cardoso de Souza	Chairman	Independent non- executive director
Mr Bruce Carnegie-Brown	Member	Independent non- executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Ms Esther Giménez- Salinas i Colomer	Member	Independent non- executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non- executive director
Ms Belén Romana García	Member	Independent non- executive director

% of executive directors	0%
% of proprietary directors	0%
% of independent directors	83.33%
% of other external directors	16.67%

Responsible banking, sustainability and culture committee

Name	Position	Type
Mr Ramiro Mato García-Ansorena	Chairman	Independent non- executive director
Ms Ana Botín-Sanz de Sautuola y O’Shea	Member	Executive director
Ms Homaira Akbari	Member	Independent non- executive director Other external director
Mr Ignacio Benjumea Cabeza de Vaca	Member	(neither proprietary nor independent)
Mr Álvaro Cardoso de Souza	Member	Independent non- executive director
Ms Sol Daurella Comadrán	Member	Independent non- executive director
Ms Esther Giménez- Salinas i Colomer	Member	Independent non- executive director
Ms Belén Romana García	Member	Independent non- executive director

% of executive directors	12.50%
% of proprietary directors	0%
% of independent directsors	75%
% of other external directors	12.50%

Innovation and technology committee

Name	Position	Type
Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Bruce Carnegie-Brown	Member	Independent non- executive director
Ms Homaira Akbari	Member	Independent non- executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Belén Romana García	Member	Independent non- executive director

% of executive directors	28.57%
% of proprietary directors	0%
% of independent directors	42.86%
% of other external directors	28.57%

220	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2018		FY 2017		FY 2016		FY 2015
	Number	%	Number	%	Number	%	Number	%
Audit committee	2	50%	2	50.0%	2	50.0%	1	25.0%
Responsible banking, sustainability and culture committee	5	62.5%	—	—	—	—	—	—
Innovation and technology committee	3	42.85%	4	44.4%	3	33.33%	2	25.0%
Appointments committee	1	25%	1	20.0%	1	20.0%	1	20.0%
Remuneration committee	1	20%	1	20.0%	2	40.0%	2	33.33%
Risk supervision, regulation and compliance committee	2	33.3%	2	33.3%	2	28.57%	1	14.29%
Executive committee	2	25%	1	14.29%	2	25.0%	2	25.0%

D. RELATED-PARTY AND INTRAGROUP TRANSACTIONS

D.2 List any significant transactions, by virtue of their amount or relevance, between the company or its group of companies and the company’s significant shareholders:

Not applicable.

D.3 List any significant transactions, by virtue of their amount or relevance, between the company or its group of companies and the company’s directors or executives:

Not applicable.

D.4 List any significant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

Corporate name of the group company	Brief description of the transaction	Amount (EUR thousand)
Banco Santander (Brasil) S.A. (Cayman Islands Branch)	This chart shows the transactions and the results obtained by the Bank (Banco Santander, S.A.) at 31 December 2018 with Group entities resident in countries or territories that were considered tax havens Pursuant to Spanish legislation, at such date	49,652
	These results, and the balances indicated below, were eliminated in the consolidation process. See note 53 to the 2018 Consolidated financial statements for more information on off-shore entities.
	The amount shown on the right corresponds to positive results relating to contracting of derivatives (includes branches in New York and London of Banco Santander, S.A.)
	The referred derivatives had a net positive market value of EUR 96 million in the Company and covered the following transactions:
	• 104 Non Delivery Forwards.
	• 150 Swaps.
	• 134 Cross Currency Swaps.
	• 5 Options.
	• 62 Forex.
	The amount shown on the right corresponds to negative results relating to deposits with the New York branch of Banco Santander, S.A. (liability). These deposits had a principal of EUR 1,484 million at 31 December 2018.	32,155
	The amount shown on the right corresponds to positive results relating to deposits with the London branch of Banco Santander, S.A. (asset). These deposits had a principal of EUR 119 million at 31 December 2018.	6,605
	The amount shown on the right corresponds to positive results relating to fixed income securities – subordinated instruments (asset). This relates to the investment in November 2018 in two subordinated instruments (Tier I Subordinated Perpetual Notes and Tier II Subordinated Notes due 2028) with an amortised cost of EUR 2,205 million as at 31 December 2018.	21,432
	The amount shown on the right corresponds to positive results relating to interests and commissions concerning correspondent accounts (includes Hong Kong branch of Banco Santander, S.A.) (liability). This relates to correspondent accounts with a credit balance of EUR 21 million at 31 December 2018.	4

221

D.5 List any significant transactions, by virtue of their amount or relevance, between the company or its group and other related parties, not reported in the previous sections.

Not applicable.

D.7 Is more than one group company listed in Spain?

Yes        No

G. DEGREE OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with the recommendations of the good governance code for listed companies.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behaviour. General explanations are not acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Complies       Explain

2. When a parent company and a subsidiary are both listed, the two provide detailed disclosure on:

a) The activity they engage in and any business dealings between them, as well as between the subsidiary and other group companies.

b) The mechanisms in place to resolve possible conflicts of interest.

Complies       Partially complies   Explain   Not applicable

3. During the AGM the chairman of the board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a) Changes taking place since the previous annual general meeting.

b) The specific reasons for the company not following a given Good Governance Code recommendation, and any alternative procedures followed in its stead.

Complies       Partially complies   Explain

4. The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisers that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies       Partially complies       Explain

5. The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

And that whenever the board of directors approves an issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable mercantile law.

Complies       Partially complies       Explain

Our 2018 AGM, authorised our board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit applies to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET 1 ratio falls below a pre-established threshold).

The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation.

6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the AGM, even if their distribution is not obligatory:

a) Report on auditor independence.

b) Reviews of the operation of the audit committee and the appointments and remuneration committee.

c) Audit committee report on third-party transactions.

d) Report on corporate social responsibility policy.

Complies       Partially complies       Explain

7. The company should broadcast its general meetings live on the corporate website.

Complies       Explain

8. The audit committee should strive to ensure that the board of directors can present the Company’s accounts to the general meeting without limitations or qualifications in the auditor’s

222	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

report. In the exceptional case that qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

Complies      Partially complies      Explain

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Complies      Partially complies      Explain

10. When a shareholder so entitled exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the standard attendance card or proxy appointment or remote voting form, duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the board of directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d) After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Complies      Partially complies      Explain  Not applicable

11. In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Complies      Partially complies      Explain  Not applicable

12. The board of directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies      Partially complies      Explain

13. The board of directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

Complies      Explain

14. The board of directors should approve a director selection policy that:

a) Is concrete and verifiable.

b) Ensures that appointment or re-election proposals are based on a prior analysis of the board’s needs.

c) Favors a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the appointments committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women directors before the year 2020.

The appointments committee should carry an annual verification on compliance with the director selection policy and set out its findings in the annual corporate governance report.

Complies      Partially complies      Explain

15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies      Partially complies      Explain

16. The percentage of proprietary directors out of all non- executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b) In companies with a plurality of shareholders represented on the board but not otherwise related.

Complies      Explain

223

17. Independent directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent directors should occupy, at least, a third of board places.

Complies      Explain

18. Companies should disclose the following director particulars on their websites and keep them regularly updated:

a) Background and professional experience.

b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d) Dates of their first appointment as a board member and subsequent re-elections.

e) Shares held in the company, and any options on the same.

Complies      Partially complies      Explain

19. Following verification by the appointments committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

Complies      Partially complies      Explain  Not applicable

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of the latter should be reduced accordingly.

Complies      Partially complies      Explain  Not applicable

21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the appointments committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies      Explain

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the offences stated in company legislation, the board of directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The board should give a reasoned account of all such determinations in the annual corporate governance report.

Complies      Partially complies      Explain

23. Directors should express their clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

Complies      Partially complies      Explain  Not applicable

24. Directors who leave before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the annual corporate governance report.

Complies      Partially complies      Explain  Not applicable

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banking	governance	and financial review	management
Other corporate governance information

25. The appointments committee should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively.

The board rules and regulations should lay down the maximum number of company boards on which directors can serve.

Complies      Partially complies      Explain

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

Complies      Partially complies      Explain

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

Complies      Partially complies ☐    Explain ☐

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes book if the person expressing them so requests.

Complies      Partially complies      Explain  Not applicable

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies      Partially complies      Explain

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Complies      Partially complies      Explain

31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or obtain the information they consider appropriate.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

Complies      Partially complies      Explain

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies      Partially complies      Explain

33. The chairman, as the person responsible for the efficient functioning of the board of directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, of the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

Complies      Partially complies      Explain

34. When a lead independent director has been appointed, the bylaws or the Rules and regulations of the board of directors should grant him or her the following powers over and above those conferred by law: to chair the board of directors in the absence of the chairman or vice chairman; to give voice to the concerns of non-executive directors; to maintain contact with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and to coordinate the chairman’s succession plan.

Complies      Partially complies      Explain  Not applicable

35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies      Explain

36. The board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a) The quality and efficiency of the board’s operation.

b) The performance and membership of its committees.

c) The diversity of board membership and competencies.

d) The performance of the chairman of the board of directors and the company’s chief executive.

e) The performance and contribution of individual directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send to the board of directors, while that of the board itself should start from the report of the appointments committee.

225

Every three years, the board of directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the appointments committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

Complies      Partially complies      Explain

37. When an executive committee exists, its membership mix by director class should resemble that of the board. The secretary of the board should also act as secretary to the executive committee.

Complies      Partially complies      Explain  Not applicable

The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee.

38. The board should be kept fully informed of the matters discussed and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies      Partially complies      Explain  Not applicable

39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of committee seats should be held by independent directors.

Complies      Partially complies      Explain

40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non- executive chairman or the chairman of the audit committee.

Complies      Partially complies      Explain

41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies      Partially complies      Explain  Not applicable

42. The audit committee should have the following functions over and above those legally assigned:

1. With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information of the company and, where appropriate, the Group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2. With regard to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b) Ensure that the remuneration of the external auditor, does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material fact, accompanied by a statement of any disagreements arising with the outgoing auditor and if applicablen, the contents thereof.

d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provisions of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies      Partially complies      Explain

226	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another manager.

Complies      Partially complies      Explain

44. The audit committee should be informed of any structural changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies      Partially complies      Explain  Not applicable

45. The risk control and management policy should identify at least:

a) The different types of risk, financial and non-financial (including operational, technological, legal, social, environmental, political and reputational risks), the company is exposed to, with the inclusion under financial or economic, risks of contingent liabilities and other off- balance-sheet risks.

b) The setting of the risk level that the company deems acceptable.

c) Measures in place to mitigate the impact of risk events should they occur.

d) The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Complies      Partially complies      Explain

46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other specialised board committee. This internal department or unit should be expressly charged with the following responsibilities:

a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b) Participate actively in the preparation of risk strategies and in key decisions about their management.

c) Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the board of directors.

Complies      Partially complies      Explain

47. Members of the appointments and remuneration committee - or of the appointments committee and remuneration committee, if separately constituted - should be chosen procuring theyhave the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.

Complies      Partially complies      Explain

48. Large cap companies should have formed separate appointments and remuneration committees.

Complies      Explain      Not applicable

49. The appointments committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any director may approach the appointments committee to propose candidates that it might consider suitable.

Complies      Partially complies      Explain

50. The remuneration committee should operate independently and have the following functions in addition to those assigned by law:

a) Propose to the board the standard conditions for senior officer contracts.

b) Monitor compliance with the remuneration policy set by the company.

c) Periodically review the remuneration policy for directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other directors and senior officers in the company.

d) Ensure that conflicts of interest do not undermine the independence of any external advice the committee engages.

e) Verify the information on director and senior officers’ pay contained in corporate documents, including the annual directors’ remuneration statement.

Complies      Partially complies      Explain

51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies      Partially complies      Explain

52. The rules regarding composition and functioning of supervision and control committees should be set out in the regulations of the board of directors and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a) Committees should be formed exclusively by non- executive directors, with a majority of independents.

b) They should be chaired by independent directors.

227

c) The board should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d) They may engage external advice, when they feel it necessary for the discharge of their functions.

e) Meeting proceedings should be minuted and a copy made available to all board members.

Complies      Partially complies      Explain  Not applicable

53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the audit committee, the appointments committee, the corporate social responsibility committee, where one exists, or a special committee established ad hoc by the board under its powers of self-organisation, with at the least the following functions:

a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b) Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c) Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of other stakeholders.

d) Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e) Monitor corporate social responsibility strategy and practices and assess compliance in this respect.

f) Monitor and evaluate the company’s interaction with its stakeholders.

g) Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h) Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies      Partially complies      Explain

54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a) The goals of its corporate social responsibility policy and the support instruments to be deployed.

b) The corporate strategy with regard to sustainability, the environment and social issues.

c) Concrete practices in matters relating to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conduct.

d) The methods or systems for monitoring the results of the practices referred to above and identifying and managing related risks.

e) The mechanisms for supervising non-financial risk, ethics and business conduct.

f) Channels for stakeholder communication, participation and dialogue.

g) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies      Partially complies      Explain

55. The company should report on corporate social responsibility developments in its management’s report or in a separate document, using an internationally accepted methodology.

Complies      Partially complies      Explain

56. Director remuneration should be sufficient to attract and retain directors with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

Complies      Explain

57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans, retirement accounts or any other retirement plan should be confined to executive directors.

228	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Complies      Partially complies      Explain

58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b) Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c) Be focused on achieving a balance between the achivement of short, medium and long-term targets, such that performance- related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one off, occasional or extraordinary events.

Complies      Partially complies      Explain  Not applicable

59. A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Complies      Partially complies      Explain  Not applicable

60. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Complies      Partially complies      Explain  Not applicable

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies      Partially complies      Explain  Not applicable

62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Complies      Partially complies      Explain  Not applicable

63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

Complies      Partially complies      Explain  Not applicable

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration, and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Complies      Partially complies      Explain  Not applicable

List whether any directors voted against or abstained from voting on the approval of this Report.

Yes      No

I declare that the information included in this statistical annex are the same and are consistent with the descriptions and information included in the annual corporate governance report published by the company.

229

9.3 Cross-reference table for comply or explain of corporate governance recommendations

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2.
2	Not applicable	See ‘Group companies’ in section 4.8.
3	Comply	See section 3.1.
4	Comply	See section 3.1.
5	Partially comply	Our 2018 AGM, authorised our board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit applies to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET 1 ratio falls below a pre-established threshold).
The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation. See section 2.2.
6	Comply	See sections 4.4, 4.5, 4.6, 4.8 and ‘Responsible Banking’ chapter.
7	Comply	See section 3.5.
8	Comply	See section 4.4.
9	Comply	See ‘Participation of shareholders at the GSM’ in section 3.2.
10	Comply	See section 3.2.
11	Not applicable	See section 3.5.
12	Comply	See section 4.3.
13	Comply	See ‘Size’ in section 4.2.
14	Comply	See ‘Election, refreshment and succession of directors’ and ‘Diversity’ in section 4.2.
15	Comply	See ‘Composition by type of director’; ‘Independent non-executive directors’ and ‘Election, refreshment and succession of directors’ in section 4.2.
16	Comply	See ‘Composition by type of director’ in section 4.2.
See ‘Composition by type of director’; ‘Independent non-executive directors’
17	Comply	and ‘Election, refreshment and succession of directors’ in section 4.2.
18	Comply	See ‘Corporate website’ in section 3.2 and section 4.1.
19	Comply	See ‘Composition by type of director’ and ‘Tenure, committee membership and equity ownership’ in section 4.2.
20	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
21	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
22	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
23	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
24	Comply	See ‘Election, refreshment and succession of directors’ in section 4.2.
25	Comply	See ‘Board and committees attendance’ in section 4.3 and in section 4.5.
26	Comply	See ‘Proceedings of the board’ and ‘Board and committees attendance’ in section 4.3.
27	Comply	See ‘Proceedings of the board’ and ‘Board and committees attendance’ in section 4.3.
28	Comply	See ‘Proceedings of the board’ in section 4.3.
29	Comply	See ‘Proceedings of the board’ in section 4.3.
30	Comply	See ‘Training of directors and induction programme for new directors’ in section 4.3.
31	Comply	See ‘Rules and regulations of the board’ and ‘Board and committees attendance’ in section 4.3.
32	Comply	See section 3.1.
33	Comply	See ‘Proceedings of the board’, ‘Training of director and induction program for new directors’ and ‘Self-assessment of the board’ in section 4.3.
34	Comply	See ‘Lead independent director’ in section 4.3.
35	Comply	See ‘Secretary of the board’ in section 4.3.
36	Comply	See ‘Self-assessment of the board’ in section 4.3.
37	Partially comply	The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee. See ‘Executive committee’ in section 4.3.
38	Comply	See ‘Executive committee’ in section 4.3.
39	Comply	See ‘Composition’ and ‘Duties and activities in 2018’ in section 4.4.
40	Comply	See ‘Duties and activities in 2018’ in section 4.4.
41	Comply	See ‘Duties and activities in 2018’ in section 4.4.
42	Comply	See ‘Duties and activities in 2018’ in section 4.4.
43	Comply	See ‘How the committee works’ in section 4.4.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

Recommendation	Comply / Explain	Information
44	Comply	See ‘Duties and activities in 2018’ in section 4.4.
45	Comply	See ‘Duties and activities in 2018’ in section 4.4 and ‘Duties and activities in 2018’ in section 4.7.
46	Comply	See ‘Duties and activities in 2018’ in section 4.4 and ‘Duties and activities in 2018’ in section 4.7.
47	Comply	See ‘Composition’ in section 4.5 and ‘Composition’ in section 4.6.
48	Comply	See ‘Board committees structure’ in section 4.3.
49	Comply	See ‘Duties and activities in 2018’ in section 4.5.
50	Comply	See ‘Duties and activities in 2018’ in section 4.6.
51	Comply	See ‘Duties and activities in 2018’ in section 4.6.
52	Comply	See ‘Rules and regulations of the board’ in section 4.3 and sections 4.4, and 4.7.
53	Comply	See ‘Responsible banking, sustainability and culture committee’ in section 4.3 and ‘Duties and activities in 2018’ in section 4.7.
54	Comply	See ‘Responsible banking, sustainability and culture committee’ in section 4.3.
55	Comply	See chapter ‘Responsible banking’.
56	Comply	See sections 6.2 and 6.3.
57	Comply	See sections 6.2 and 6.3.
58	Comply	See section 6.3.
59	Comply	See section 6.3.
60	Comply	See section 6.3.
61	Comply	See section 6.3.
62	Comply	See section 6.3.
63	Comply	See section 6.3.
64	Comply	See sections 6.1 and 6.3.

9.4 Reconciliation to the CNMV’s remuneration report model

Section in CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
• See section 6.4.
A.1	No	• See sections 4.6 and 6.5.
• See ‘Summary of link between risk, performance and reward’ in section 6.3.
A.2	No	See peer group in ‘Remuneration of executive directors’ in section 6.4.
A.3	No	See section 6.4.
A.4	No	See section 6.3.
B. Overall summuary of application of the remuneration policy over the last fiscal year
B.1	No	See sections 6.1 and 6.3.
B.2	No	See ‘Summary of link between risk, performance and reward’ in section 6.3.
B.3	No	See sections 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2.
B.6	No	See ‘Gross annual salary’ in section 6.3.
B.7	No	See ‘Variable remuneration’ in section 6.3.
B.8	No	Not applicable.
B.9	No	See ‘Main features of the benefit plans’ in section 6.3.
B.10	No	Not applicable.
B.11	No	See ‘Terms and conditions of executive directors´ contracts’ in section 6.4.
B.12	No	No remuneration for this component.
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See ‘Insurance and other remuneration and benefits in kind’ in section 6.4.
B.15	No	See ‘Remuneration of board members as representatives of the Bank’ in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5.
C.1 a) i)	Yes	See section 9.5.

231

C.1 a) ii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 b) i)	Yes	See section 9.5.
C.1 b) ii)	No	Not awarded.
C.1 b) iii)	No	Not awarded.
C.1 b) iv)	No	Not awarded.
C.1 c)	Yes	See section 9.5.
D. Other information of interest
D	No	See section 4.6.

9.5 Statistical information on remuneration required by CNMV

B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED

B.4 Report on the result of consultative vote at General Shareholders´ Meeting on annual report on remuneration from previous year, indicating the number of votes against, as the case may be.

	Number	% of total
Votes cast	10,406,887,327	99.91%

	Number	% of votes cast
Votes against	389,585,931	3.74%
Votes in favour	9,834,835,228	94.42%
Abstentions	182,466,168	1.75%

C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Name	Type	Period of accrual in year 2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive	From 01/01/2018 to 31/12/2018
Mr José Antonio Álvarez Álvarez	Executive	From 01/01/2018 to 31/12/2018
Mr Bruce Carnegie-Brown	Independent	From 01/01/2018 to 31/12/2018
Mr Rodrigo Echenique Gordillo	Executive	From 01/01/2018 to 31/12/2018
Mr Guillermo de la Dehesa Romero	Other external	From 01/01/2018 to 31/12/2018
Ms Homaira Akbari	Independent	From 01/01/2018 to 31/12/2018
Mr Ignacio Benjumea Cabeza de Vaca	Other external	From 01/01/2018 to 31/12/2018
Mr Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2018 to 31/12/2018
Ms Sol Daurella Comadrán	Independent	From 01/01/2018 to 31/12/2018
Mr Carlos Fernández González	Independent	From 01/01/2018 to 31/12/2018
Ms Esther Giménez-Salinas i Colomer	Independent	From 01/01/2018 to 31/12/2018
Ms Belén Romana García	Independent	From 01/01/2018 to 31/12/2018
Mr Juan Miguel Villar Mir	Independent	From 01/01/2018 to 31/12/2018
Mr Ramiro Mato García Ansorena	Independent	From 01/01/2018 to 31/12/2018
Mr Álvaro Cardoso de Souza	Independent	From 23/03/2018 to 31/12/2018

232	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.

a) Remuneration from the reporting company:

i) Remuneration in cash (thousand euros)

Name	Fixed remune- ration	Per diem allowances	Remuneration for member- ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2018	Total year 2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	39	178	3,176	2,368	—	—	394	6,245	5,683
Mr José Antonio Álvarez Álvarez	90	34	170	2,541	1,582	—	—	532	4,949	4,971
Mr Bruce Carnegie-Brown	90	89	553	—	—	—	—	—	732	732
Mr Rodrigo Echenique Gordillo	90	33	170	1,800	1,256	—	—	—	3,394	3,139
Mr Guillermo de la Dehesa Romero	90	81	270	—	—	—	—	—	441	473
Ms Homaira Akbari	90	61	48	—	—	—	—	—	199	160
Mr Ignacio Benjumea Cabeza de Vaca	90	86	256	—	—	—	—	81	513	551
Mr Javier Botín-Sanz de Sautuola y O’Shea	90	31	0	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	90	67	58	—	—	—	—	—	215	207
Mr Carlos Fernández González	90	86	90	—	—	—	—	—	266	286
Ms Esther Giménez- Salinas i Colomer	90	58	48	—	—	—	—	—	196	163
Ms Belén Romana García	90	81	243	—	—	—	—	—	414	298
Mr Juan Miguel Villar Mir	90	18	0	—	—	—	—	—	108	171
Mr Ramiro Mato García Ansorena	90	77	283	—	—	—	—	—	450	36
Mr Álvaro Cardoso de Souza	67	31	50	—	—	—	—	—	148	—
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	3,149
Ms Isabel Tocino Biscarolasaga	—	—	—	—	—	—	—	—	—	418

233

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
Ms Ana Botín- Sanz de Sautuola y O’Shea	2nd cycle of the performance shares plan (2015)	187,080	187,080	—	—
	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	216,308	216,308	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	206,775	206,775	—	—
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	—	—	860,865	860,865

Name	Name of Plan	Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
Mr José Antonio Álvarez Álvarez	2nd cycle of the performance shares plan (2015)	126,279	126,279	—	—
	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	145,998	145,998	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	138,283	138,283	—	—
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	—	—	575,268	575,268

Name	Name of Plan	Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
Mr Rodrigo Echenique Gordillo	2nd cycle of the performance shares plan (2015)	93,540	93,540	—	—
	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	108,134	108,134	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	107,766	107,766	—	—
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	—	—	456,840	456,840

234	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
122,855	122,855	4,298	528	64,225	—	—
—	—		—	—	216,308	216,308
—	—		—	—	206,775	206,775
550,952	550,952	4,298	2,368	—	309,913	309,913

Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
82,927	82,927	4,298	357	43,352	—	—
—	—		—	—	145,998	145,998
—	—		—	—	138,283	138,283
368,171	368,171	4,298	1,582	—	207,097	207,097

Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
61,428	61,428	4,298	264	32,112	—	—
—	—		—	—	108,134	108,134
—	—		—	—	107,766	107,766
292,376	292,376	4,298	1,257	—	164,464	164,464

235

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234
Mr José Antonio Álvarez Álvarez	1,050
Mr Rodrigo Echenique Gordillo	—

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Amount of accumulated funds (EUR thousand)
					2018		2017
Name	2018	2017	2018	2017	Systems with consolidated economic rights	Systems with unconsolidated economic rights	Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707	—	—	46,093	—	45,798	—
Mr José Antonio Álvarez Álvarez	1,050	2,456	—	—	16,630	—	16,151	—
Mr Rodrigo Echenique Gordillo	—	—	—	—	13,614	—	13,957	—

iv) Details of other items (EUR thousand)

Name	Item	Amount remune rated
Ms Ana Botín-Sanz de Sautuola y O’Shea	Life and accident insurance	237
	Fixed remuneration supplement insurance	31
	Other remuneration	368
Name	Component	Amount remune rated
Mr José Antonio Álvarez Álvarez	Life and accident insurance	397
	Fixed remuneration supplement insurance	76
	Other remuneration	590
Name	Component	Amount remune rated
Mr Rodrigo Echenique Gordillo	Life and accident insurance	121
	Other remuneration	104

236	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

b) Remuneration of the company directors for seats on the boards of other group companies:

i) Remuneration in cash (EUR thousand)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2018	Total year 2017
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	42

ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares or financial instruments

Not applicable

iii) Long term saving systems

Not applicable

iv) Detail of other items (EUR thousand)

Not applicable

237

c) Summary of remuneration (EUR thousand)

The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company						Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit on consolidated chares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018	Total 2017	Total cash remuneration	Gross profit on consolidated chares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018	Total 2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	6,245	2,896	1,234	636	11,011	10,582	—	—	—	—	—	—
Mr José Antonio Álvarez Álvarez	4,949	1,939	1,050	1,063	9,001	8,893	—	—	—	—	—	—
Mr Bruce Carnegie-Brown	732	—	—	—	732	731	—	—	—	—	—	—
Mr Rodrigo Echenique Gordillo	3,349	1,521	—	225	5,095	4,281	—	—	—	—	—	—
Mr Guillermo de la Dehesa Romero	441	—	—	—	441	473	—	—	—	—	—	—
Ms Homaira Akbari	199	—	—	—	199	159	—	—	—	—	—	—
Mr Ignacio Benjumea Cabeza de Vaca	513	—	—	—	513	550	—	—	—	—	—	—
Mr Javier Botín-Sanz de Sautuola y O’Shea	121	—	—	—	121	124	—	—	—	—	—	—
Ms Sol Daurella Comadrán	215	—	—	—	215	207	—	—	—	—	—	—
Mr Carlos Fernández González	266	—	—	—	266	285	—	—	—	—	—	—
Ms Esther Giménez- Salinas i Colomer	196	—	—	—	196	162	—	—	—	—	—	—
Ms Belén Romana García	414	—	—	—	414	297	—	—	—	—	—	—
Mr Juan Miguel Villar Mir	108	—	—	—	108	170	—	—	—	—	—	—
Mr Ramiro Mato García Ansorena	450	—	—	—	450	36	—	—	—	—	—	—
Mr Álvaro Cardoso de Souza	148	—	—	—	148	—	—	—	—	—	—	—
Mr Matías Rodríguez Inciarte	—	—	—	—	—	4,266	—	—	—	—	—	42
Ms Isabel Tocino Biscarolasaga	—	—	—	—	—	418	—	—	—	—	—	—

Total	18,346	6,356	2,284	1,924	28,910	31,634	—	—	—	—	—	42

This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 26 February 2019.

State if any directors have voted against or abstained from approving this report.

Sí      No

238	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Other corporate governance information

9.6 Other information of interest

Since 2010, Banco Santander has adhered to the Code of Good Tax Practice approved by the Large Companies Forum, a body which involves large Spanish companies and the Spanish tax authority, and it complies with the contents thereof. As in previous years, and in accordance with its commitments under the aforementioned code, and in application of its compliance programme and the Group’s general Code of Conduct, the head of the tax department has reported to the audit committee on the Group’s fiscal policies.

On 3 November 2015, at the plenary session of the abovementioned Large Companies Forum, the introduction of an appendix to the Code of Best Tax Practices was agreed to strengthen the cooperation between the Spanish tax agency and those companies that adhere to this instrument of good tax governance, through a series of actions promoting transparency and legal security in compliance with tax obligations.

In the UK the Group adheres to the Code of Practice on Taxation for Banks, since its approval in 2010 by the tax authority of said country.

The Bank complies with the ‘Guidelines for the release of privileged information to third parties’ published by the National Securities Market Commission on 9 March 2009, which expressly indicates that financial institutions and rating agencies are recipients of that information. It also follows the ‘Recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals’ published by the National Securities Market Commission on 22 December 2005.

Banco Santander has joined international sustainability initiatives such as, among others, the Principles of the United Nation’s Global Compact (since 2002), the Equator Principles (since 2009), the Principles for Responsible Investment (since 2008), the Banking Environment Initiative (BEI) (since 2010), the World Business Council for Sustainable Development (since 2015), UNEP Finance Initiative (since 2008) and the CDP, formerly the Carbon Disclosure Project (since 2002).

On 26 November 2018 Banco Santander, together with 27 other banks throughout the world, have published the draft of the Principles for Responsible Banking, under the UN Environment Finance Initiative (UNEP FI), to be open discuss before being formally approved by the General Assembly of United Nations in September 2019.

239

Economic and financial review

1. Economic, regulatory and competitive context

Santander Group developed its business in 2018 in a generally dynamic economic environment. However, as the year advanced so it became clearer that the peak of the expansive cycle had been reached and risk tended to increase, giving rise to instability in the markets. The countries where the Group conducts its business performed at a less even pace although they generally grew.

Trade tensions, despite the agreement reached in the renegotiation of NAFTA, and the tightening of US monetary policy were the main causes of greater uncertainty, which triggered tensions of varying intensity, particularly in developing markets such as Argentina and Turkey and, to a lesser extent, in Brazil and Mexico, which were also affected by the electoral cycle during most of the year.

Other factors such as the Brexit negotiations and the shape of Italy’s fiscal policy also weighed on the tone of the markets:

–	Eurozone (GDP: +1.8% estimated in 2018 vs +2.5% in 2017). Economic activity could not maintain the strong rhythm of 2017. Yet growth in 2018 was above the potential. The jobless rate came down to 7.9%. After the hike in inflation because of energy prices, it eased at the end of the year (1.6%).

–	Spain (GDP: +2.5% estimated in 2018 vs +3.0% in 2017). The economy slowed in 2018, although Spain remained one of the Eurozone’s most dynamic economies. Job creation was very strong and the unemployment rate continued to fall. Inflation ended the year at 1.2%.

–	Poland (GDP: +5.1% estimated in 2018 vs +4.8% in 2017). Notable economic growth (mainly due to consumption) and lack of imbalances. The unemployment rate was below 4% (an historic low) and inflation (1.0%) remained below the central bank’s 2.5% target. The central bank held its key interest rate at 1.5%.

–	Portugal (GDP: +2.2% estimated in 2018 vs +2.8% in 2017). The economy slowed a little, but growth was still recorded at the end of the year. Robust domestic demand was fuelled by consumption and investment, while exports slowed down. The jobless rate was below 7% and inflation ended the year at 0.7%.
–	United Kingdom (GDP: +1.4% estimated in 2018 vs +1.3% in 2017). The economy lost strength at the end of 2018 because of the uncertainty over Brexit, whose ups and downs were reflected in pound sterling (0.9 GBP/EUR). Inflation (2.1%) eased and the unemployment rate of 4.0% was effectively full employment. The Bank of England’s base rate ended the year at 0.75%.

–	Brazil (GDP: +1.3% estimated in 2018 vs +1.1% in 2017). Growth picked up a little, despite the impact of the transport strike. Investment recovered after four years of falling and private consumption and exports accelerated. Inflation was 3.75% in December 2018, below the central bank’s 4.5% target and the Selic rate remained at an historic low (6.5%).

–	Mexico (GDP: +2.0% estimated in 2018 vs +2.1% in 2017). The economy grew spurred by a recovery in investment and exports. The central bank raised its key rate by 100 bps in order to prevent the effects of the peso’s depreciation and foster moderate inflation. Mexico, the US and Canada reached a new trade agreement, which has yet to be ratified.

–	Chile (GDP: +4.0% estimated in 2018 vs +1.5% in 2017). The economy was strong, spurred by private consumption, investment and exports. Inflation rose to 2.6% (below the 3% target) and the central bank began to normalise its monetary policy, with a rise of 25 bps in its key rate to 2.75%.

–	Argentina (GDP: -2.4% estimated in 2018 vs +2.9% in 2017). Thanks to financial aid from the IMF, the economy began to show signs of stabilising, with an easing of inflation, a significant fiscal consolidation and relative exchange rate stability. The economy shrank 2.4% in 2018 and is expected to gradually improve in 2019.

–	United States (GDP: +2.9% estimated in 2018 vs +2.2% in 2017). GDP grew at a faster pace and the jobless rate was down to 3.7% at the end of the year. Inflationary pressures increased, aligning underlying inflation with the target of the Fed, which raised interest rate by 100 bps during the year.

242	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Economic, regulatory and competitive context

The following table shows the exchange rates against the euro of the main currencies in which we operate in 2018 as compared to 2017:

Exchange rates: 1 euro / currency parity

	Average		Period-end
	2018	2017	2018	2017
US dollar	1.180	1.127	1.145	1.199
Pound sterling	0.885	0.876	0.895	0.887
Brazilian real	4.294	3.594	4.444	3.973
Mexican peso	22.688	21.291	22.492	23.661
Chilean peso	756.661	731.538	794.630	736.922
Argentine peso	31.164	18.566	43.121	22.637
Polish zloty	4.261	4.256	4.301	4.177

In the current financial scenario, financial markets registered several risk aversion episodes, causing certain tension on global financial conditions, the dollar’s appreciation and falls in the stock market.

The US economy maintained a solid pace of growth, driven by the fiscal policy. The S&P 500 reached a historic peak in October, and then declined until the gains of previous months were wiped out.

In the Eurozone, the ECB maintained its very expansive monetary policy, with negative interest rates that enabled relaxed financial conditions, despite the asset purchase programme ending in December. The Zone’s economy slowed against a backdrop of greater uncertainty, reflected in a decline in German public debt yields and falls in stock markets.

In the United Kingdom, the uncertainties generated by the process of withdrawal from the European Union and the negotiations of the exit conditions had a negative impact on the markets.

Latin American currencies had a heterogeneous evolution during 2018, mostly depreciations. Exchange rates reflected, in some cases, the uncertainty of election processes, domestic issues in other cases and, in general terms, a threatening external environment due to interest rate hikes in the US and the growing trade tension globally.

The international banking environment continued to be marked by the strengthening of balance sheets by improving solvency, bolster the liquidity position and reduce unproductive assets, which resulted in a better prepared sector to confront an eventual economic downturn, such as that demonstrated by the stress tests conducted by the various supervisory bodies.

Although profitability improved in most economies against a backdrop of economic expansion, it continues to be one of the sector’s main challenges, particularly in Europe, where institutions should carry out structural reforms in order to bolster profitability and the valuation that markets currently make of the banking sector.

In emerging markets interest rates and spreads are higher than in mature economies, profitability remains high even in the less favourable economic scenarios. Moreover, a strong banking sector acted as a counterweight factor during episodes of instability during the year.

The digital challenge, which is changing the way customers interact with banks, competition and efficiency processes, continues to demand high investments and adaptation levels. The banking sector must adapt itself to the ageing process of mature economies and take advantage of the new technologies in order to increase banking services access to the growing middle class in developing economies.

The regulatory agenda in 2018 showed an intensification of the debate on Fintechs, taxes and progress on sustainability. After closing Basel III in December 2017, analysis on the impact and implementation of these new rules started in some jurisdictions.

In Europe, negotiations continued on revising capital and resolution frameworks while there is an ongoing debate on completing the Banking Union. The European Stability Mechanism (ESM) will provide the common backstop to the Single Resolution Fund (SRF) and a roadmap should be drawn up for progressing on political negotiations about the European Deposit Insurance Scheme. Debates on the treatment of sovereign debt and non-performing loans are also moving forward.

The fintechs debate intensified and became more holistic. International authorities are intensifying their agenda on fintechs, including recommendations to reinforce competition policy, to update legal frameworks and to increase the monitorisation of the system, including systemic non-bank entities.

The aim of the authorities is to understand and monitor developments in digital transformation in order to assess the effects they might have on competition, financial stability, consumer and data protection and risks such as cybersecurity and terrorism financing.

The entrance of bigtechs into financial activities or their role as technology providers for the financial sector has opened the debate on their potential systemic significance and the competition dynamics in the platforms ecosystem.

Taxes: in the context of a digital economy, there is an international, European and even national debate in some countries as to how tax systems should assure a fair contribution to society from all companies.

Additionally, in regards to the European Financial Transaction Tax proposal, a final agreement was not reached among countries.

Lastly, in sustainable economy, the agenda is making very significant progress. Authorities at an international and domestic level are taking action to promote sustainable finance. The financial sector will play a significant role and so needs to be ready to support the transition towards a green and sustainable economy.

The European Commission published in March 2018 its Action Plan on Sustainable Finance, setting an ambitious agenda and goals to 2030. The action plan sets out a comprehensive strategy to further connect finance with sustainability.

243

2. Group selected data

BALANCE SHEET (EUR million)	2018	2017	%2018/2017	2016
Total assets	1,459,271	1,444,305	1.0	1,339,125
Loans and advances to customers	882,921	848,915	4.0	790,470
Customer deposits	780,496	777,730	0.4	691,111
Total customer funds A	980,562	985,703	(0.5)	873,618
Total equity	107,361	106,832	0.5	102,699

INCOME STATEMENT (EUR million)	2018	2017	%2018/2017 B	2016
Net interest income	34,341	34,296	0.1	31,089
Total income	48,424	48,355	0.1	44,232
Net operating income	25,645	25,362	1.1	23,131
Profit before tax	14,201	12,091	17.5	10,768
Attributable profit to the parent	7,810	6,619	18.0	6,204

UNDERLYING INCOME STATEMENT D (EUR million)	2018	2017	%2018/2017 C	2016
Net interest income	34,341	34,296	0.1	31,089
Total income	48,424	48,392	0.1	43,853
Net operating income	25,645	25,473	0.7	22,766
Profit before tax	14,776	13,550	9.0	11,288
Attributable profit to the parent	8,064	7,516	7.3	6,621

EPS, PROFITABILITY AND EFFICIENCY (%)	2018	2017	%2018/2017	2016
EPS (euros) E	0.449	0.404	11.2	0.401
Underlying EPS (euros) D E	0.465	0.463	0.6	0.429
RoE	8.21	7.14		6.99
RoTE	11.70	10.41		10.38
Underlying RoTE D	12.08	11.82		11.08
RoA	0.64	0.58		0.56
RoRWA	1.55	1.35		1.29
Underlying RoRWA D	1.59	1.48		1.36
Efficiency ratio D	47.0	47.4		48.1

244	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Group selected data

SOLVENCY AND NPL RATIOS (%)	2018	2017		2016
Fully loaded CET1 F	11.30	10.84		10.55
Phased-in CET1 F	11.47	12.26		12.53
NPL ratio	3.73	4.08		3.93
NPL coverage ratio	67.4	65.2		73.8

THE SHARE, MARKET CAPITALISATION AND DIVIDEND	2018	2017	%2018/2017	2016
Number of shareholders	4,131,489	4,029,630	2.5	3,928,950
Shares (millions)	16,237	16,136	0.6	14,582
Share price (euros) E	3.973	5.479	(27.5)	4.877
Market capitalisation (euros)	64,508	88,410	(27.0)	72,314
Dividend per share (EUR million) E G	0.23	0.22	4.5	0.21
Tangible book value per share (euros) E	4.19	4.15		4.15
Price / Tangible book value per share (X) E	0.95	1.32		1.16

CUSTOMERS (thousands)	2018	2017	%2018/2017	2016
Total customers	143,759	133,252	7.9	124,882
Loyal customers H	19,896	17,254	15.3	15,220
Loyal retail customers	18,149	15,759	15.2	13,864
Loyal SMEs & corporate customers	1,747	1,494	16.9	1,356
Digital customers I	32,014	25,391	26.1	20,917

OPERATING DATA	2018	2017	%2018/2017	2016
Number of employees	202,713	202,251	0.2	188,492
Number of branches	13,217	13,697	(3.5)	12,235

A.	Includes customer deposits, mutual funds, pension funds and managed portfolios.
B.	In constant euros: Net interest income: +8.7%; Total income: +9.0%; Net operating income: +11.2%; Attributable profit: +32.1%.
C.	In constant euros: Net interest income: +8.7%; Total income: +8.9%; Net operating income: +10.6%; Attributable profit: +18.5%.
D.

In addition to IFRS measures, we present non-IFRS measures including those which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the ‘management adjustment’ line and are further detailed at the end of section 3.2 and in section 8 – Alternative Performance Measures – of this chapter.

E.	2016 data adjusted to capital increase of July 2017.
F.	2018 data applying the IFRS9 transitional arrangements.
G.	Total dividend charged against the year. In 2018, subject to the Board and 2019 AGM approval.
H.

Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

I.	Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days.

245

3. Group financial performance

As described in Note 1.b to the consolidated financial statements, our reported results are prepared in accordance with IFRS and the analysis of our financial situation and performance in this consolidated directors’ report is mainly based on those IFRS results. However, to measure our performance we also use non-IFRS measures and APMs or Alternative Performance Measures. While section 8 – Alternative Performance Measures of this chapter provides a more detailed view of all those measures, these are the main adjustments we make to our IFRS results when providing non-IFRS measures:

–	Underlying results measures. We present what we call underlying results measures which in our view allow better year-on-year comparisons as they exclude items outside the ordinary course performance of our business which are grouped in the management adjustments line, and are further detailed at the end of section 3.2 of this chapter.

In addition, the results by business areas in section 4 below are presented only on an underlying basis in accordance with IFRS8, and reconciled on an aggregate basis to our IFRS consolidated results in note 52.c to the consolidated financial statements.

–	Local currency measures. We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates have a non-operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Section 8 – Alternative Performance Measures of this chapter explains how we exclude the exchange rate impact from financial measures in local currency.

On the other hand, certain figures contained in this consolidated directors’ report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this consolidated directors’ report may not conform exactly to the total figure given for that column or row.

3.1 Situation of Santander

At December 2018, Santander was the largest banking group in the Eurozone by market capitalisation (EUR 64,508 million) and the 16th in the world.

The Group engages in all types of activities, operations and services that are typical of the banking business in general. Its business model is focused on commercial banking products and services with the aim of meeting the needs of its 144 million customers, including individuals, private banking customers, SMEs, businesses and corporates.

Santander’s strategy remained focus on customer loyalty. The number of loyal customers (19.9 million) rose by 2.6 million in the year (+15%), with individuals as well as companies rising. The number of digital customers (32.0 million) rose by 6.6 million in 2018 (+26%), underscoring the strength of our digital strategy.

The Group operates through a global network of 13,217 branches, the largest excluding Chinese banks and Sberbank Group, as well as digital channels, in order to provide top-quality service and flexibility. Santander is among the top three banks in customer satisfaction in seven of its main countries.

Santander has EUR 1,459,271 million assets and manages EUR 980,562 million of total customer funds across all its customer segments. It has more than four million shareholders and over 200,000 employees. Retail Banking business accounts for 87% of the Group’s total income.

The Group is highly diversified and operates mainly in 10 core units, where it maintains significant market shares.

246	2018 Annual Report

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Group financial performance

3.2 Results

2018 Highlights

•

Attributable profit to the parent of EUR 7,810 million, up 18% from 2017, including EUR -254 million, of management adjustments in 2018 (EUR -897 million in 2017). Excluding the FX impact it rose 32%, as follows:

•	Total income increased 9% backed by the rise in loyal and digital customers, increased business volumes (loans and deposits) and management of spreads.

•

Operating expenses rose 7% because of higher inflation in some countries, investments in transformation and digitalisation and integration of some entities. In real terms (excluding inflation and the perimeter effect), costs decreased 0.5%.

•	Our efficiency ratio (47%) continued to make us one of the most efficient global banks in the world, with a slight year-on-year improvement.

•	Credit quality continued to improve: cost of credit of 1.00% and NPL ratio of 3.73%.

•	Seven of our ten core units grew their underlying profit year-on-year in local currency. Five of them at double-digit rates.

•	The Group’s profitability continues to be one of the best among European banks with a RoTE of 11.7%. RoTE and RoRWA improved year-on-year.

•	Earnings per share (EPS) were EUR 0.449, 11.2% higher than in 2017 (EUR 0.404).

Summarised income statement

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Net interest income	34,341	34,296	45	0.1	8.7	31,089
Net fee income (commission income minus commission expense)	11,485	11,597	(112)	(1.0)	8.5	10,180
Gains or losses on financial assets and liabilities and exchange differences (net)	1,797	1,665	132	7.9	20.9	2,101
Dividend income	370	384	(14)	(3.6)	(1.0)	413
Share of results of entities accounted for using the equity method	737	704	33	4.7	14.2	444
Other operating income / expenses	(306)	(291)	(15)	5.2	19.8	5
Total income	48,424	48,355	69	0.1	9.0	44,232

Operating expenses	(22,779)	(22,993)	214	(0.9)	6.6	(21,101)
Administrative expenses	(20,354)	(20,400)	46	(0.2)	7.6	(18,737)
Staff costs	(11,865)	(12,047)	182	(1.5)	5.6	(11,004)
Other general administrative expenses	(8,489)	(8,353)	(136)	1.6	10.6	(7,733)
Depreciation and amortisation	(2,425)	(2,593)	168	(6.5)	(0.8)	(2,364)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(8,986)	(9,259)	273	(2.9)	6.8	(9,626)
o/w: net loan-loss provisions	(8,873)	(9,111)	238	(2.6)	7.2	(9,518)
Impairment on other assets (net)	(207)	(1,273)	1,066	(83.7)	(83.4)	(140)
Provisions or reversal of provisions	(2,223)	(3,058)	835	(27.3)	(21.6)	(2,508)
Gain or losses on non financial assets and investments, net	28	522	(494)	(94.6)	(94.5)	30
Negative goodwill recognised in results	67	—	67	—	—	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	(123)	(203)	80	(39.4)	(35.9)	(141)
Profit or loss before tax from continuing operations	14,201	12,091	2,110	17.5	30.3	10,768

Tax expense or income from continuing operations	(4,886)	(3,884)	(1,002)	25.8	40.0	(3,282)
Profit from the period from continuing operations	9,315	8,207	1,108	13.5	25.8	7,486

Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	9,315	8,207	1,108	13.5	25.8	7,486

Attributable profit to non-controlling interests	1,505	1,588	(83)	(5.2)	0.8	1,282

Attributable profit to the parent	7,810	6,619	1,191	18.0	32.1	6,204

247

Detail of the main income statement items

Total income

Total income amounted to EUR 48,424 million, virtually unchanged in the year. Excluding the exchange rate impact it rose 9%. Net interest income and fee income accounted for 95% of total income, well above the average of our competitors, enabling consistent and recurring growth while limiting the impact that periods of high volatility can have on gains on financial transactions.

Net interest income

Net interest income in 2018 amounted to EUR 34,341 million, very similar compared to 2017. The following tables show the average balance sheet balances for each year, obtained as the average of the months in the period. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show, as well as the interest generated.

They also include, by domicile of the Group entity at which the relevant assets or liabilities are accounted for, our average balances and average interest rates obtained in 2018 and 2017. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activity, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activity. Within the latter, mature markets include Continental Europe (except Spain and Poland), the UK and the US. On the other hand, developing markets include Latin America and Poland.

The average balance of interest-earning assets was EUR 1,246,189 million in 2018, 3% higher year-on-year (EUR 1,204,847 million). The increase was largely due to domestic activities, benefiting from the acquisition of Banco Popular in June 2017, and mature markets, driven by the growth of Santander Consumer Finance and the US. On the other hand, developing markets decreased because of exchange rates.

Average balance sheet – assets and interest income

EUR million	2018			2017
Assets	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Cash and deposits at central banks and loans and advances to credit institutions	192,669	2,875	1.49%	182,712	3,721	2.04%

Domestic	75,250	188	0.25%	59,335	119	0.20%
International – Mature markets	66,326	342	0.52%	68,312	195	0.29%
International – Developing markets	51,093	2,345	4.59%	55,065	3,407	6.19%

Loans and advances to customers	861,327	43,489	5.05%	824,226	43,640	5.29%

Domestic	240,845	5,366	2.23%	220,067	4,828	2.19%
International – Mature markets	451,034	17,287	3.83%	433,894	17,153	3.95%
International – Developing markets	169,448	20,836	12.30%	170,265	21,659	12.72%

Debt securities	192,193	6,429	3.35%	197,909	7,141	3.61%

Domestic	70,746	1,007	1.42%	73,166	1,315	1.80%
International – Mature markets	55,173	792	1.44%	56,602	821	1.45%
International – Developing markets	66,274	4,630	6.99%	68,141	5,005	7.35%

Hedging income		305			507

Domestic		(37)			2
International – Mature markets		(37)			(234)
International – Developing markets		379			739

Other interest		1,227			1,032

Domestic		617			432
International – Mature markets		407			330
International – Developing markets		203			270

Total interest-earning assets	1,246,189	54,325	4.36%	1,204,847	56,041	4.65%

Domestic	386,841	7,141	1.85%	352,568	6,696	1.90%
International – Mature markets	572,533	18,791	3.28%	558,808	18,265	3.27%
International – Developing markets	286,815	28,393	9.90%	293,471	31,080	10.59%

Other assets	196,672			202,834
Assets from discontinued operations	—			—

Average total assets	1,442,861	54,325		1,407,681	56,041

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Group financial performance

The average return on total interest-earning assets declined 29 bps to 4.36%. The drop was largely due to the activities conducted by our entities in developing markets, which fell 69 bps to 9.90% during the period. All balance sheet items decreased (cash and deposits from central banks and credit entities: -160 bps; Loans and advances to customers: -42 bps; Debt securities: -36 bps).

The average return on total interest-earning assets from the domestic activities fell 5 bps to 1.85% (cash and due from central banks and credit entities: +5 bps; Loans and advances to customers: +4 bps; Debt securities: -38 bps).

The average balance of interest-bearing liabilities was EUR 1,193,108 million in 2018, an increase of 4% year-on-year (EUR 1,147,616 million). As with the interest-earning assets, the increase was largely due to domestic activities, heavily impacted by the acquisition of Banco Popular and the mature markets. On the other hand, balances in the developing markets were affected, as well as the assets, by exchange rates.

The average cost of interest-bearing liabilities fell 22 bps to 1.67%. The drop was also largely due to the activities carried out by our international entities in the developing markets, whose average cost declined 99 bps to 4.73%, mostly due to lower average interest rates on customer deposits (-115 bps) and marketable debt securities (-177 bps). The average cost of domestic activities fell 7 bps to 0.79% mainly due to the lower cost of customer deposits (-17 bps).

Average balance sheet – liabilities and interest expense

EUR million

	2018			2017
Liabilities and stockholders’ equity	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Deposits from central banks and credit institutions	191,073	3,018	1.58%	182,268	2,261	1.24%

Domestic	101,728	509	0.50%	93,873	261	0.28%
International – Mature markets	57,768	659	1.14%	55,992	529	0.94%
International – Developing markets	31,577	1,850	5.86%	32,403	1,471	4.54%

Customer deposits	773,578	9,062	1.17%	740,469	11,074	1.50%

Domestic	250,470	882	0.35%	219,194	1,140	0.52%
International – Mature markets	351,873	2,085	0.59%	351,034	1,919	0.55%
International – Developing markets	171,235	6,095	3.56%	170,241	8,015	4.71%

Marketable debt securities	221,196	6,073	2.75%	216,720	6,651	3.07%

Domestic	75,752	1,555	2.05%	74,029	1,489	2.01%
International – Mature markets	111,863	2,550	2.28%	104,501	2,248	2.15%
International – Developing markets	33,581	1,968	5.86%	38,190	2,914	7.63%

Other interest-bearing liabilities	7,261	186	2.56%	8,159	198	2.43%

Domestic	5,470	91	1.66%	6,102	100	1.64%
International – Mature markets	799	5	0.63%	940	6	0.64%
International – Developing markets	992	90	9.07%	1,117	92	8.24%

Hedging expenses		24			(234)

Domestic		(83)			(27)
International – Mature markets		(108)			(256)
International – Developing markets		215			49

Other interest		1,620			1,795

Domestic		485			399
International – Mature markets		127			92
International – Developing markets		1,008			1,304

Total interest-bearing liabilities	1,193,108	19,984	1.67%	1,147,616	21,745	1.89%

Domestic	433,420	3,440	0.79%	393,198	3,362	0.86%
International – Mature markets	522,303	5,318	1.02%	512,467	4,538	0.89%
International – Developing markets	237,385	11,226	4.73%	241,951	13,845	5.72%

Other liabilities	143,798			155,072
Non-controlling interests	10,884			12,356
Shareholders´ equity	95,071			92,637
Liabilities from discontinued operations	—			—

Average total liabilities and stockholders´ equity	1,442,861	19,984		1,407,681	21,745

249

The change in interest income / (expense) shown in the table below was calculated as follows:

•	The change in volumes, which is obtained by applying the previous period’s interest rates to the difference between the average balances of the current and previous periods.

•	The change in interest rate, which is obtained by applying to the average balance for the previous year the difference between the rates of the current and previous periods.

The performance of interest income and interest expense was the following:

•	Interest income declined EUR 1,716 million due to developing markets, which offset the increase in domestic activity and mature markets.

•	Interest expense fell EUR 1,761 million also due to developing markets.

•	As a result, net interest income increased EUR 45 million due to the net impact of increased domestic and mature market’s volumes and higher rates in developing countries, offset by the fall in volumes in developing markets (exchange rates) and low interest rates in mature ones.

Volume and profitability analysis

EUR million

	2018 / 2017
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Net variation
Cash and deposits at central banks and loans and advances to credit institutions	(131)	(715)	(846)

Domestic	36	33	69
International – Mature markets	65	82	147
International – Developing markets	(232)	(830)	(1,062)

Loans and advances to customers	1,493	(1,644)	(151)

Domestic	462	76	538
International – Mature markets	1,134	(1,000)	134
International – Developing markets	(103)	(720)	(823)

Debt securities	(193)	(519)	(712)

Domestic	(42)	(266)	(308)
International – Mature markets	(16)	(13)	(29)
International – Developing markets	(135)	(240)	(375)

Hedging income	(202)		(202)

Domestic	(39)		(39)
International – Mature markets	197		197
International – Developing markets	(360)		(360)

Other interest	195		195

Domestic	185		185
International – Mature markets	77		77
International – Developing markets	(67)		(67)

Total interest-earning assets	1,162	(2,878)	(1,716)

Domestic	602	(157)	445

International – Mature markets	1,457	(931)	526

International – Developing markets	(897)	(1,790)	(2,687)

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Group financial performance

Volume and costs analysis

EUR million

	2018 / 2017
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Net variation
Deposits from central banks and credit institutions	45	712	757

Domestic	23	225	248
International – Mature markets	60	70	130
International – Developing markets	(38)	417	379

Customer deposits	182	(2,194)	(2,012)

Domestic	147	(405)	(258)
International – Mature markets	(12)	178	166
International – Developing markets	47	(1,967)	(1,920)

Marketable debt securities	133	(711)	(578)

Domestic	35	31	66
International – Mature markets	422	(120)	302
International – Developing markets	(324)	(622)	(946)

Other interest-bearing liabilities	(23)	11	(12)

Domestic	(10)	1	(9)
International – Mature markets	(2)	1	(1)
International – Developing markets	(11)	9	(2)

Hedging expenses	258		258

Domestic	(56)		(56)
International – Mature markets	148		148
International – Developing markets	166		166

Other interest	(175)		(175)

Domestic	86		86
International – Mature markets	35		35
International – Developing markets	(296)		(296)

Total interest-bearing liabilities	420	(2,181)	(1,761)

Domestic	225	(147)	78

International – Mature markets	651	129	780

International – Developing markets	(456)	(2,163)	(2,619)

251

Net interest income. Summary of volume, profitability and costs analysis

EUR million

	2018 / 2017
	Increase (decrease) due to changes in
	Volume	Rate	Net variation
Interest income	1,162	(2,878)	(1,716)

Domestic	602	(157)	445
International - Mature markets	1,457	(931)	526
International - Developing markets	(897)	(1,790)	(2,687)

Interest expense	420	(2,181)	(1,761)

Domestic	225	(147)	78
International - Mature markets	651	129	780
International - Developing markets	(456)	(2,163)	(2,619)

Net interest income	742	(697)	45

Domestic	377	(10)	367

International - Mature markets	806	(1,060)	(254)

International - Developing markets	(441)	373	(68)

Net interest income remained stable, virtually unchanged in euros. Excluding the exchange rate impact, net interest income rose 9%, due to greater loans and advances to customers and customer deposit volumes, mainly in developing countries, which grew at double-digit rates in local currency volumes and spreads increased.

The performance by geographic areas excluding the exchange rate impact was the following:

•	All countries grew except for the UK. Of note was: Spain (+15%), with sustained improvement of spreads driven by our strategy to reduce the cost of deposits and Banco Popular’s integration; Brazil (+16%) due to higher volumes; Portugal (+9%) partly due to
Banco Popular’s integration; Mexico (+13%) driven by increased volumes and higher interest rates.

Growth also in the US (+1%) driven by greater volumes which offset lower spreads on loans in Santander Consumer USA and the higher cost of funding from Santander Bank; and Argentina (+52%), spurred by management of spreads in a scenario of higher interest rates, volumes and inflation.

•	The UK decreased 4% due to pressure on spreads on new mortgages lending and lower standard variable rate (SVR) balances.

Net interest income

EUR million

A.	Excluding exchange rate impact: +9%.

Net fee income

EUR million

A.	Excluding exchange rate impact: +9%.

252	2018 Annual Report

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Group financial performance

Net fee income

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Fees from services	7,037	7,350	(312)	(4.3)	6.3	6,261
Credit and debit cards	2,156	2,124	32	1.5	12.6	1,755
Account management	1,371	1,490	(120)	(8.0)	8.7	1,191
Bill discounting	323	357	(34)	(9.5)	3.9	284
Guarantees and other contingent liabilities	414	501	(87)	(17.4)	(11.6)	435
Other operations	2,774	2,879	(104)	(3.6)	3.9	2,597
Mutual and pension funds	1,108	815	293	35.9	41.0	757
Securities and custody services	794	841	(47)	(5.6)	1.7	712
Managed portfolio business	305	251	54	21.5	34.5	201
Insurance	2,241	2,340	(99)	(4.2)	4.3	2,249

Net fee income	11,485	11,597	(112)	(1.0)	8.5	10,180

Net fee income

Net fee income amounted to EUR 11,485 million, 1% below 2017. Excluding the exchange rate impact, net fee income was 9% higher, reflecting greater activity and more loyal customers, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption.

By global businesses, excluding the exchange rate impact, growth in net fee income from Retail Banking (+6%) and Wealth Management (+63%), while that from Santander Corporate & Investment Banking was stable (+0.3%) in the year.

By region, net fee income rose in all units, with two exceptions: SCF (-9%) due to the adaptation of insurance business to the new environment, and the US (-7%) driven by lower servicing fees at Santander Consumer USA and the New York branch. The largest increases were recorded in Argentina (+47%) spurred by greater buying and selling foreign currency activity in a volatile exchange rate environment and higher revenue from cash management; Spain (+13%) thanks to increased transactions; Brazil (+15%) with rises in almost all lines, particularly in cards, current accounts, mutual funds and insurance; and Chile (+12%) driven by income from insurance, mutual funds and cards.

Gains / (losses) on financial assets and liabilities and exchange differences (net)

Gains / (losses) on financial assets and liabilities and exchange differences (net), which account for less than 4% of total income, increased 8% to EUR 1,797 million. Excluding the exchange rate impact, they rose 21% driven by increases in Spain (sale of ALCO portfolios), Argentina (favoured by market’s volatility), and the Corporate Centre, the latter resulting from reduced hedging costs of exchange rates.

In this line item, gains and losses on financial assets and liabilities are due to the following: trading portfolio and derivative instruments marked-to-market, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions.

For further details, see note 44 to the consolidated financial statements.

Exchange rate differences show basically the gains / (losses) on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains / (losses) on financial assets and liabilities.

For further details, see note 45 to the consolidated financial statements.

Dividend income

Dividend income was EUR 370 million in 2018, 4% less than in 2017 (EUR 384 million). Excluding the exchange rate impact, it was 1% lower.

Share of results of entities accounted for by the equity method

The share of results of entities accounted for by the equity method were EUR 737 million in 2018, 5% higher than in 2017 (EUR 704 million). Excluding the exchange rate impact, they increased 14%, mainly driven by Spain.

For further information, see notes 13 and 41 to the consolidated financial statements.

Other operating income / (expenses)

Losses on net other operating income in 2018 were EUR 306 million (losses of EUR 291 million in 2017). Included in this item are income and expenses from insurance activity, non-financial services, other fees and contributions to the Deposit Guarantee Fund and the Single Resolution Fund. The higher loss was due to the increased contribution of EUR 47 million to these funds.

For further information, see note 46 to the consolidated financial statements.

253

Operating expenses

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Staff costs	11,865	12,047	(182)	(1.5)	5.6	11,004
Other administrative expenses	8,489	8,353	136	1.6	10.6	7,733
Information technology	1,550	1,257	294	23.4	33.0	1,094
Communications	527	529	(2)	(0.5)	10.8	499
Advertising	646	757	(110)	(14.6)	(8.1)	691
Buildings and premises	1,846	1,798	48	2.7	8.7	1,708
Printed and office material	122	133	(11)	(8.2)	(1.3)	146
Taxes (other than tax on profits)	557	583	(26)	(4.5)	3.7	484
Other expenses	3,240	3,296	(56)	(1.7)	6.3	3,111

Administrative expenses	20,354	20,400	(46)	(0.2)	7.6	18,737

Depreciation and amortisation	2,425	2,593	(168)	(6.5)	(0.8)	2,364

Operating expenses	22,779	22,993	(214)	(0.9)	6.6	21,101

Operating expenses

Operating expenses totalled EUR 22,779 million, 1% lower year-on-year. Administrative expenses remained almost stable, and depreciation and amortisation decreased 6%.

Excluding the exchange rate impact, operating expenses rose 7% as a result of higher inflation in some countries, investments in transformation and digitalisation, and various integration processes.

In real terms (excluding inflation and perimeter), costs remained flat for the second year running (-0.5% in 2018 and +0.3% in 2017). Of note by units were the lower costs in the US, Spain, SCF and Portugal. The latter three reflecting the integration processes implemented.

The main rises were in Mexico and Chile, due to investments in infrastructure, and in Poland, due to transformation projects and pressure on salaries.

Efficiency ratio (cost-to-income)

%

We believe that the measures to optimise costs, as part of the ongoing integration processes mainly in Spain, Portugal and Poland, will be reflected in greater synergies in the future. This evolution is enabling us to combine the investments made to enhance the customer experience with an operational efficiency that continues to be the sector’s reference.

The efficiency ratio (cost-to-income ratio) was 47.0% in 2018, better than in 2017 (47.4%), enabling us to combine one of the sector’s best efficiency ratios and be among the top three banks in customer satisfaction in seven of our core countries.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) were EUR 8,986 million in 2018, a 3% decrease (EUR 9,259 million in 2017).

In this item, net loan-loss provisions was 3% lower at EUR 8,873 million. Excluding the exchange rate impact, they rose 7%, with the following detail by countries:

•	The largest increases were in Spain due to the acquisition of Banco Popular; SCF, because of higher releases and portfolio sales in 2017, although its cost of credit remained below the standards for this business; and Argentina due to higher provisions for individual customers and the impact of the peso’s depreciation on dollar balances.

•	Lastly, the US and Mexico recorded falls in the year, growth in Brazil although at a slower pace than the loan book, as well as the UK and Portugal, which maintained a low cost of credit at below 10 bps.

Credit quality ratios performed well in the last twelve months. The NPL ratio improved to 3.73% from 4.08% in 2017, the coverage ratio increased to 67% from 65% a year earlier, while the cost of credit fell 7 bps to 1.00%. By countries, the NPL ratio improved in eight of our 10 core units and coverage in six.

254	2018 Annual Report

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banking	governance	and financial review	management
Group financial performance

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

EUR million

	2018	2017	2016
Financial assets at fair value through other comprehensive income	1
Financial assets at amortised cost	8,985
Financial assets measured at cost		8	52
Financial assets available-for-sale		10	(11)
Loans and receivables		9,241	9,557
Held-to-maturity investments		—	28

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	8,986	9,259	9,626

Impairment on other assets (net)
EUR million

	2018	2017	2016
Impairment of investments in subsidiaries, joint ventures and associates, net	17	13	17

Impairment on non-financial assets, net	190	1,260	123

Tangible assets	83	72	55
Intangible assets	117	1,073	61
Others	(10)	115	7

Impairment on other assets (net)	207	1,273	140

For further details, see the ‘Credit risk’ section in the Risk management chapter.

Impairment on other assets (net)

Impairment on other assets in 2018 declined to EUR 207 million. In 2017, it was EUR 1,273 million, including impairment losses of EUR 1,073 million in intangible assets, of which EUR 799 million was related to the goodwill of Santander Consumer USA.

Provisions or reversal of provisions

Provisions (net of reversal provisions) declined 27% in 2018, to EUR 2,223 million (EUR 3,058 million in 2017). Excluding the exchange rate impact, 22% decrease mainly due to lower provisions for legal and labour claims (trabalhistas) in Brazil and for potential customer complaints in the UK.

For further details, see note 25 to the consolidated financial statements.

Gains or losses on non-financial assets and investments (net)

Net gains on non-financial assets and investments were EUR 28 million in 2018, compared to EUR 522 million in 2017. The decrease was mainly due to the fact that in 2017 we recorded capital gains from the sale of Allfunds Bank (EUR 425 million).

For further details, see note 49 to the consolidated financial statements.

Cost of credit

%

Net loan-loss provisions

EUR million

A.	Excluding exchange rate impact: +7%.

255

Attributable profit to the parent

EUR million

A.	Excluding exchange rate impact: +32%.

Earnings per share

Euros

A.	Adjusted to capital increase of July 2017.

Negative goodwill recognised in results

In 2018, EUR 67 million (no negative goodwill was recorded in 2017) due to the difference between the fair value of the net assets acquired with the acquisition of Deutsche Bank Polska in Poland and the transaction value.

Gains or losses on non-current assets held for sale not classified as discontinued operations

This item, which includes mainly impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, were EUR -123 million in 2018, compared to EUR -203 million in 2017.

Profit before tax

Profit before tax was 17% higher, at EUR 14,201 million. Excluding the exchange rate impact, it increased 30%, driven by strong customer revenue (NII+fee income), controlled costs and the improved cost of credit.

Income tax

Corporate income tax was EUR 4,886 million in 2018, a 26% increase from EUR 3,884 million in 2017. The effective tax rate for the Group as a whole was 34.4% compared to 32.1% in 2017.

Attributable profit to non-controlling interests

The attributable profit to non-controlling interests was EUR 1,505 million, 5% lower than in 2017. Excluding the exchange rate impact, it rose 1%.

For further details, see note 28 to the consolidated financial statements.

Attributable profit to the parent

Attributable profit to the parent amounted to EUR 7,810 million, 18% higher compared to 2017 (EUR 6,619 million). Excluding the exchange rate impact, attributable profit was 32% higher year-on-year.

RoE was 8.21%, RoTE 11.70% and RoRWA 1.55% (7.14%, 10.41% and 1.35% respectively in 2017).

Earnings per share was EUR 0.449, a 11.2% increase compared to 2017 (EUR 0.404).

RoTE

%

RoRWA

%

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Group financial performance

Underlying attributable profit to the parent

The attributable profit to the parent recorded in 2018 and 2017 was affected by the following results (net of tax), that are outside the ordinary course performance of our business and distort the year-on-year comparison:

1.

These results recorded in 2018 for EUR -254 million net of tax were related to integrations (mainly restructuring costs; EUR -280 million in Spain and EUR -40 million at the Corporate Centre, both related to Popular), and positive results for integration in Portugal (EUR 20 million) and the negative goodwill adjustment in Poland (EUR 45 million).

2.	These results in 2017 had a net impact of EUR -897 million on profit, as follows:

i.

Sale of Santander’s stake in Allfunds Bank. The capital gains from the disposal of Santander’s 25% stake amounted to EUR 297 million (gross EUR 425 million recorded in gains/losses on disposal of non-financial assets and investments).

ii.	Restructuring costs: charge of EUR 300 million for the integration of Banco Popular and an additional charge of EUR 85 million due to the integration of the commercial networks in Germany.
iii.	Impairment of equity stakes and intangible assets held by the Group of EUR 130 million.

iv.	Impairment of goodwill in Santander Consumer USA of EUR 603 million.

v.	Net impact of the tax reform, provisions for hurricanes and other provisions in the US of EUR -76 million.

For further details, see note 52.c to the consolidated financial statements.

Excluding these results from the different P&L lines where they are recorded, and including them separately in the management adjustments line, underlying attributable profit to the parent rose 7% to EUR 8,064 million (EUR 7,516 million in 2017). Excluding the exchange rate impact, it was 18% higher.

By units, Spain, Portugal, Brazil, Mexico and the US recorded double-digit growth, while SCF and Chile also rose. Poland remained stable while the UK and Argentina decreased, the latter affected by the high inflation adjustment.

2018 Management adjustments

EUR million (net of tax)

2017 Management adjustments

EUR million (net of tax)

Attributable profit to the parent

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Underlying attributable profit to the parent	8,064	7,516	548	7.3	18.5	6,621

Management adjustments	(254)	(897)	643	(71.7)	(71.6)	(417)

Attributable profit to the parent	7,810	6,619	1,191	18.0	32.1	6,204

257

Underlying RoTE A

%

A.	Excluding management adjustments.

Underlying RoRWA A

%

A.	Excluding management adjustments.

As a result, the Group’s underlying RoTE was 12.08% compared to 11.82% in 2017, and underlying RoRWA was 1.59% in 2018 compared to 1.48% a year earlier.

Below, the summarised income statement adjusted to the items outside the ordinary course performance of our business (included in the management adjustments line) as detailed in note 52.c of the consolidated financial statements, where the reconciliation of the aggregate underlying consolidated results of our segments to the statutory consolidated results is presented.

Summarised underlying income statement

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Net interest income	34,341	34,296	45	0.1	8.7	31,089
Net fee income	11,485	11,597	(112)	(1.0)	8.5	10,180
Gains (losses) on financial transactions and exchange differences	1,797	1,703	94	5.5	18.0	1,723
Other operating income	801	796	5	0.6	4.9	862

Total income	48,424	48,392	32	0.1	8.9	43,853

Administrative expenses and amortisations	(22,779)	(22,918)	139	(0.6)	7.0	(21,088)

Net operating income	25,645	25,473	172	0.7	10.6	22,766

Net loan-loss provisions	(8,873)	(9,111)	238	(2.6)	7.2	(9,518)
Other gains (losses) and provisions	(1,996)	(2,812)	816	(29.0)	(22.1)	(1,960)

Profit before tax	14,776	13,550	1,226	9.0	19.7	11,288

Tax on profit	(5,230)	(4,587)	(643)	14.0	25.2	(3,396)

Profit from continuing operations	9,546	8,963	583	6.5	16.9	7,892

Net profit from discontinued operations	—	—	—	—	—	0

Consolidated profit	9,546	8,963	583	6.5	16.9	7,893

Non-controlling interests	1,482	1,447	35	2.4	9.1	1,272

Underlying attributable profit to the parent	8,064	7,516	548	7.3	18.5	6,621

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Group financial performance

3.3 Balance sheet

Balance sheet A

EUR million

			Change
	2018	2017	Absolute	%	2016
Assets
Cash, cash balances at central banks and other deposits on demand	113,663	110,995	2,668	2.4	76,454
Financial assets held for trading	92,879	125,458	(32,579)	(26.0)	148,187
Non-trading financial assets mandatorily at fair value through profit or loss	10,730
Financial assets designated at fair value through profit or loss	57,460	34,782	22,678	65.2	31,609
Financial assets at fair value through other comprehensive income	121,091
Financial assets available-for-sale		133,271			116,774
Financial assets at amortised cost	946,099
Loans and receivables		903,013			840,004
Investments held-to-maturity		13,491			14,468
Hedging derivatives	8,607	8,537	70	0.8	10,377
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	1,287	(199)	(15.5)	1,481
Investments	7,588	6,184	1,404	22.7	4,836
Assets under insurance or reinsurance contracts	324	341	(17)	(5.0)	331
Tangible assets	26,157	22,974	3,183	13.9	23,286
Intangible assets	28,560	28,683	(123)	(0.4)	29,421
Tax assets	30,251	30,243	8	0.0	27,678
Other assets	9,348	9,766	(418)	(4.3)	8,447
Non-current assets held for sale	5,426	15,280	(9,854)	(64.5)	5,772

Total assets	1,459,271	1,444,305	14,966	1.0	1,339,125

Liabilities and equity
Financial liabilities held for trading	70,343	107,624	(37,281)	(34.6)	108,765
Financial liabilities designated at fair value through profit or loss	68,058	59,616	8,442	14.2	40,263
Financial liabilities at amortised cost	1,171,630	1,126,069	45,561	4.0	1,044,240
Hedging derivatives	6,363	8,044	(1,681)	(20.9)	8,156
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	330	(27)	(8.2)	448
Liabilities under insurance or reinsurance contracts	765	1,117	(352)	(31.5)	652
Provisions	13,225	14,489	(1,264)	(8.7)	14,459

Tax liabilities	8,135	7,592	543	7.2	8,373

Other liabilities	13,088	12,591	497	3.9	11,070
Liabilities associated with non-current assets held for sale	—	—	—	—	—
Total liabilities	1,351,910	1,337,472	14,438	1.1	1,236,426
Shareholders’ equity	118,613	116,265	2,348	2.0	105,977
Other comprehensive income	(22,141)	(21,776)	(365)	1.7	(15,039)
Minority interests	10,889	12,344	(1,455)	(11.8)	11,761

Total equity	107,361	106,833	528	0.5	102,699

Total liabilities and equity	1,459,271	1,444,305	14,966	1.0	1,339,125

A.

Due to the application of IFRS9 from 1 January 2018 and the decision to not restate the financial statements, as permitted in the regulation, the balance sheet of December 2018 is not comparable with previous reporting periods in some items. Note 1.b to the consolidated financial statements includes a reconciliation of balances as of 31 December 2017 under IAS39 and the corresponding balances as of 1 January 2018 under IFRS9 where the effect of the first application of the rule is broken down.

259

2018 Highlights

•	Loans and advances to customers increased 4% year-on-year. The Group uses gross loans excluding reverse repurchase agreements for the purpose of analysing the traditional retail banking loans.

•	The latter, excluding the exchange rate impact, grew 4%, and in eight of the ten core units, particularly in developing countries (+14%).

•	The loan portfolio maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and companies (27%) and SCIB (11%).

•

Customer deposits remained stable year-on-year. The Group uses customer deposits, excluding repos, and mutual funds, excluding the exchange rate impact, for the purpose of analysing the traditional retail banking funds:

•

Customer funds rose 4%. with growth in eight of the ten core units (basically flat in the other two). Demand and time deposits, in particular, grew while mutual funds remained virtually unchanged because of the market environment.

•	The customer funds structure is also clearly diversified by product: demand deposits (61%), time deposits (22%) and investment funds (17%).

•	The net loan-to-deposit ratio was 113% (109% in 2017) reflecting the retail nature of our balance sheet.

Loans and advances to customers amounted EUR 882,921 million in December 2018, a 4% increase compared to EUR 848,915 million at the end of 2017.

The Group uses gross loans excluding reverse repurchase agreements for the purpose of analysing the traditional commercial banking loans. To facilitate the evaluation of the management of the Group in the period reviewed, some comments below do not take into account exchange rates, which have a negative impact on the Group as a whole of two percentage points.

Gross loans and advance to customers, excluding the exchange rate impact and reverse repos, increased 4%, with the following highlights:

–

Rises in eight of the ten core countries, notably all developing markets which grew 14%: Argentina (+40%), due to balances in pesos as well as the impact of the peso’s depreciation on dollar balances, Poland (+30%) partly due to the integration of the retail and SME businesses acquired from Deutsche Bank Polska, Brazil (+13%), and Mexico and Chile (+10% each).

Loans and advances to customers

EUR million

			Change
	2018	2017	Absolute	%	2016
Commercial bills	33,301	29,287	4,014	13.7	23,894
Secured loans	478,068	473,936	4,132	0.9	454,677
Other term loans	265,696	257,441	8,255	3.2	232,288
Finance leases	30,758	28,511	2,247	7.9	25,357
Receivable on demand	8,794	6,721	2,073	30.8	8,102
Credit cards receivable	23,083	21,809	1,274	5.8	21,363
Impaired assets	34,218	36,280	(2,062)	(5.7)	32,573

Gross loans and advances to customers (excl. reverse repos)	873,918	853,985	19,933	2.3	798,254

Reverse repos	32,310	18,864	13,446	71.3	16,609

Gross loans and advances to customers	906,228	872,849	33,379	3.8	814,863

Loan-loss allowances	23,307	23,934	(627)	(2.6)	24,393

Net loans and advances to customers	882,921	848,915	34,006	4.0	790,470

260	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Group financial performance

Gross loans and advances to customers

(excluding reverse repos)

EUR billion

A.	Excluding exchange rate impact: +4%.

Gross loans and advances to customers

(excluding reverse repos)

% of operating areas. December 2018

–

More moderate growth in the mature markets (+1%), with growth in the US (+6%) supported by higher origination volumes at Santander Consumer USA, and growth in consumer, companies, and SCIB at Santander Bank. The UK increased slightly (+1%).

–

Portugal and Spain’s banking sector continued to deleverage with a credit decrease around 3%. In this context, we recorded declines. In Portugal, down 2%, because of the sale of non-productive portfolios and in Spain by 4% because of lower wholesale balances and institutions.

Gross loans and advance to customers excluding reverse repos maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and companies (27%) and SCIB (11%).

At 2018 year-end, 53% of total loans and advances to customers maturing in over one year, were linked to floating interest rates, while the remaining 47% was linked to fixed rates, with the following detail by country:

•	In Spain, 70% of loans are linked to floating rates and 30% at fixed rates.

•	Internationally, 48% of loans are at floating rates and 52% at fixed rates.

For further information on the distribution of customer loans and advances by business line, see note 10.b to the consolidated financial statements.

Tangible assets amounted to EUR 26,157 million in December 2018, increasing EUR 3,183 million and 14% from December 2017 (EUR 22,974 million), driven by the increase recorded in the US from assets associated with leasing business.

Intangible assets rose to EUR 28,560 million, of which EUR 25,466 million correspond to goodwill, which decreased EUR 303 million in the year (-1%) as a net result of an increase mainly due to the card business purchase from WiZink, S.A., offset by the exchange rate impact.

Loans and advances to customers facilities with maturities exceeding one year at year-end of 2018

EUR million

	Domestic		International		Total
		Weight		Weight		Weight
		over the		over the		over the
	Amount	total (%)	Amount	total (%)	Amount	total (%)
Fixed	51,542	30%	255,354	52%	306,896	47%
Floating	117,449	70%	235,646	48%	353,095	53%

TOTAL	168,991	100%	491,000	100%	659,991	100%

261

Total customer funds

EUR million

			Change
	2018	2017	Absolute	%	2016
Demand deposits	548,711	525,072	23,639	4.5	467,261
Time deposits	199,025	199,649	(624)	(0.3)	181,089
Mutual funds A	157,888	165,413	(7,525)	(4.5)	147,416

Customer funds	905,624	890,134	15,490	1.7	795,766

Pension funds A	15,393	16,166	(773)	(4.8)	11,298
Managed portfolios A	26,785	26,393	392	1.5	23,793
Repos	32,760	53,009	(20,249)	(38.2)	42,761

Total customer funds	980,562	985,702	(5,140)	(0.5)	873,618

A.	Including managed and marketed funds.

On the liabilities side, customer deposits stood at EUR 780,496 million in December 2018, virtually unchanged (+0.4%) from December 2017 (EUR 777,730 million).

The Group uses customer deposits, excluding repos, and including mutual funds (customer funds) for the purposes of analysing the traditional retail banking funds.

Customer funds increased 2%. Excluding the effect of exchange rate movements, which had a negative impact on the Group as a whole of two percentage points, customer funds rose 4%. The main highlights were as follows:

–

The strategy continued to focus on boosting loyalty. As a result, demand deposits rose 6%, increasing in almost all units. On the other hand, time deposits rose due to the Latin American countries performance, particularly Brazil, which increased 29% as part of the strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. These increases offset the falls recorded in the UK and mainly in Spain. Mutual funds remained virtually unchanged (-0.4%) impacted by the fall in the markets.

–

By units, customer funds rose in eight of the ten core units, notably in Argentina (+51%), Poland (+32%), Brazil (+15%) and Portugal and Chile (+8% each). More moderate growth of around 3%-4% in Santander Consumer Finance, Mexico and the US. Spain and the UK hardly changed, because of the sharp fall in time deposits (and savings in the UK’s case), which cancelled out the 8% growth in demand deposits in Spain and the 2% rise in current accounts in the UK.

The structure of customer funds is also clearly differentiated by product: 61% corresponds to demand deposits, 22% to time deposits and 17% to investment funds.

The net loan-to-deposit ratio increased slightly to 113% in December 2018, compared to 109% in December 2017.

In addition to attracting customer deposits, the Group applies a strategy of maintaining a selective issuance policy in international fixed income markets, endeavouring to adapt the frequency and volume of market operations to both the structural liquidity requirements of each unit and the receptivity of each market.

For more information on debt issues and maturities, see the following section on liquidity and funding management.

Customer funds (excluding repos)

EUR billion

A.	Excluding exchange rate impact: +4%.
B.	Including managed and marketed funds.

Customer funds (excluding repos)

% of operating areas. December 2018

262	2018 Annual Report

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banking	governance	and financial review	management
Group financial performance

3.4 Liquidity and funding management

•	The Group’s liquidity remains at comfortable levels, well above regulatory requirements.

•	Recovery in lending in most countries where the Group operates.

•	Issuance activity prioritised medium- and long-term funding instruments expected to be TLAC/MREL eligible.

•	The Group’s moderate encumbrance of assets continued in the structural funding sources of the balance sheet.

First, we present the Group’s liquidity management, the principles on which it is based and the framework in which it is included.

We then look at the funding strategy developed by the Group and its subsidiaries, with particular attention on the liquidity evolution in 2018. We examine changes in the liquidity management ratios and the business and market trends that gave rise to these over the last year.

The section ends with a qualitative description of the outlook for funding in 2019 for the Group and its main countries.

Liquidity management in Santander Group

Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term funding needs must be covered by medium- and long-term instruments.

•	High contribution from customer deposits due to the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.

•	Limited recourse to short-term.

•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

•	A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework.

This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

•	In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.

The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

•	Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:

•	a solid balance sheet structure, with a diversified presence in the wholesale markets;

•	the use of liquidity buffers and limited encumbrance of assets;

•	compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

Over the course of the year, all dimensions of the plan are monitored.

263

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

As a result of the aforementioned process, a regulatory requirement is that once a year the Group must send the supervisor a document, approved by the board of directors, that concludes that the Group’s funding and liquidity structure remains solid in all scenarios and that the internal processes are suitable to ensure sufficient liquidity. This conclusion is the result of analysis carried out by each of the subsidiaries, following the Group’s autonomous liquidity management model.

The Group has a robust structure suited to the identification, management, monitoring and control of liquidity risks, established through common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and a well-coordinated corporate supervision.

Additionally, frequent and detailed liquidity monitoring reports are generated for management, control, informational and steering purposes. The most relevant information is periodically sent to senior management, the executive committee and the board of directors.

Over the last few years, the Group and each of its subsidiaries have developed a comprehensive special situations management framework which centralises the Group’s governance in these scenarios. Contingency funding plans are integrated within this governance model, detailing a series of actions which are feasible, pre-assessed, with an established execution timeline, categorised, prioritised and sufficient both in terms of volumes as well as timeframes to mitigate stress scenarios.

Funding strategy and liquidity evolution in 2018

Funding strategy and structure

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations.

Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

This structure has made it possible for Santander to take advantage of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during periods of market stress.

Over the last few years, it has been necessary to adapt funding strategies to reflect commercial business trends, market conditions and new regulatory requirements.

In 2018, Santander continued to improve in specific aspects, with no significant changes in liquidity management or funding policies or practices. All of this enables us to face 2019 from a strong starting point, with no material growth restrictions.

In general terms, the funding strategies and liquidity management approaches implemented by Santander subsidiaries remain:

•	Maintain adequate and stable medium- and long-term wholesale funding levels.

•	Ensure a sufficient volume of assets which can be discounted in central banks as part of the liquidity buffer.

•	Liquidity generation from the commercial business.

All these developments, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•	Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) circa 90% of loans and advances to customers as of December 2018. Moreover, these deposits are highly stable due to the fact that they mainly arise from retail client activity. This represents a slight decrease with respect to the 2017 figure of 92%. Further detail on this variation in the liquidity evolution in 2018.

Santander Group liquidity balance sheet
%. December 2018

•	Medium- and long-term wholesale funding accounts for more than 19% of the Group’s net funding, compared with 18% at the end of 2017, and comfortably covers the loans and advances to customers not funded by customer deposits (commercial gap).

The outstanding balance of M/LT debt issuance was EUR 169,825 million in nominal terms in 2018, with a comfortable maturity profile and well balanced by instruments and markets, and a weighted average maturity of 4.6 years, slightly less than the average 5.0 years as of end 2017.

264	2018 Annual Report

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banking	governance	and financial review	management
Group financial performance

The distribution of this funding by instrument over the

last three years and maturity profile is as follows:

Medium and long term debt issuance. Santander Group A

EUR million

	2018	2017	2016
Preferred	11,508	10,365	8,515
Subordinated	13,218	12,049	11,981
Senior debt	98,827	85,962	89,568
Covered bonds	46,272	45,585	39,513

Total	169,825	153,961	149,578

A.	Excluding securitisations, agribusiness notes and real state credit notes.

Distribution by contractual maturity. December 2018. Santander Group A

EUR million

	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	more than 5 years	Total
Preferred	—	—	—	—	—	—	—	11,508	11,508
Subordinated	—	580	—	—	—	—	1,403	11,234	13,218
Senior debt	1,704	2,879	3,852	3,944	1,480	25,119	39,026	20,823	98,827
Covered bonds	495	100	1,538	1,759	1,000	6,798	16,950	17,632	46,272

Total	2,199	3,559	5,390	5,703	2,480	31,917	57,380	61,197	169,825

A.

If an issuance has a put option in favour of the holder, the maturity of the put is considered rather than the contractual maturity. Note: there are no additional guarantees for any of the debt issued by the Group’s subsidiaries.

In addition to the debt issuances of the medium- and long-term wholesale funding, the Bank has securitisations placed in the market, collateralised funding and other specialist funding amounting to a total of EUR 53,589 million with a maturity of 1.6 years.

The following charts show the similarity of the geographic distribution of the Group’s loans and advances to customers and its medium- and long-term wholesale funding. This remained largely unchanged compared to 2017.

Loans and advances to customers	M/LT wholesale funding
%. December 2018	%. December 2018

Wholesale funding stemming from short-term issuance programmes is a residual part of the Group’s funding structure, related to treasury activities and comfortably covered by liquid assets.

The outstanding balance at the end of 2018 was EUR 28,754 million distributed as follows: European Commercial Paper, US Commercial Paper and domestic programmes issued by the parent bank, 39%; various certificates of deposit and commercial paper programmes in the UK, 25%; commercial paper programmes of Santander Consumer Finance, 24% and issuance programmes in other units, 12%.

Evolution of liquidity in 2018

The main aspects of liquidity in 2018 can be summarised as follows:

i.	Basic liquidity ratios remain at comfortable levels.

ii.	We are continuing to achieve regulatory ratios ahead of schedule.

iii.	Moderate use of encumbered assets in funding operations.

i.	Basic liquidity ratios remain at comfortable levels

At end 2018, Santander Group recorded:

•	A stable credit to net assets ratio (total assets minus trading derivatives and inter-bank balances) of 76%, similar to recent years. This high level in comparison with European competitors reflects the retail nature of Santander Group balance sheet.

•	Net loan-to-deposit ratio (LTD) of 113%, in a very comfortable level (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium- and long-term funding to net loans was stable at 114% at end December 2018.

•	Limited recourse to short-term wholesale funding. The ratio was around 2%, in line with previous years.

265

•	Lastly, the Group’s structural surplus (i.e. the excess of structural funding sources - deposits, medium- and long-term funding and capital - as a percentage of structural liquidity needs - fixed assets and loans-) was an average stock of EUR 157,029 million in the year.

As at 31 December 2018, the consolidated structural surplus stood at EUR 156,048 million. This consists of fixed-income assets (EUR 175,321 million), equities (EUR 12,570 million), partly offset by short-term wholesale funding (EUR -28,754 million) and net interbank deposits (EUR -3,089 million). In relative terms, the total volume was equivalent to 13% of the Group’s net liabilities, below 2017 year-end.

The table shows the evolution of the basic monitoring liquidity metrics at the Group level over the last few years:

Group’s liquidity monitoring metrics

%
	2018	2017	2016
Loans A / Total assets	76%	75%	75%
Loans A to Deposit ratio (LTD)	113%	109%	114%
Customer deposits and medium and long term funding / Loans A	114%	115%	114%
Short term wholesale funding / Net liabilities	2%	2%	3%
Structural liquidity surplus (% / net liabilities)	13%	15%	14%

A.	Loans and advances to customers.

Having discussed the principal liquidity ratios at Group level, the following table sets out the ratios for Santander’s main units as at end 2018:

Main units’ liquidity metrics

%. December 2018
	LTD ratio	Deposits + M/LT funding / Loans A
Spain	81%	156%
Santander Consumer Finance	261%	65%
Poland	84%	123%
Portugal	95%	117%
United Kingdom	122%	106%
Brazil	104%	118%
Mexico	89%	120%
Chile	146%	94%
Argentina	61%	172%
United States	149%	108%

Group	113%	114%

A.	Loans and advances to customers.

The key drivers behind the evolution of the Group’s liquidity and that of its subsidiaries in 2018 (excluding the forex effect) were:

•	Growth in lending in most countries where the Group operates. Customer deposits also grew, except for the UK. As a result of this combined performance, the commercial gap, excluding repurchase agreement, barely generates liquidity needs.

•	Debt issuance momentum continued, particularly in the European units. In particular, issuances that are expected to be Minimum Requirement for Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) eligible have been prioritised.

In 2018, the Group as a whole captured EUR 60,053 million of medium- and long-term funding, calculated using year-average exchange rates.

In terms of instruments, medium and long-term fixed income (senior debt, covered bonds, subordinated debt and preferred shares) declined by almost 1% to EUR 37,505 million. Fewer issues of senior debt and preferred shares were offset by greater activity in covered bonds and subordinated debt. Securitisation and structured finance activity increased 47% compared to 2017 to EUR 20,555 million. In addition, the maturity of EUR 2,069 million of securitisations was extended.

By country, the largest issuers of medium- and long-term debt were the UK, Spain and Santander Consumer Finance. Compared to 2017, Mexico and Poland increased the most in relative terms. In absolute terms, the UK recorded the largest increase since it did not resort to the Bank of England’s long-term programmes. The largest declines were in Spain, the US and Portugal, which had an unusual high issuance activity in 2017.

The main issuers of securitisations were Santander Consumer Finance and Santander Consumer USA.

The charts below set out in greater detail their distribution by instruments and geographic areas:

Distribution by instruments and geographies
%. December 2018

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The weight of covered bonds issued in the year was 11% of total issuances, slightly higher than last year’s 10%. However, in contrast to 2017 when the main issuers were the UK and Portugal, in 2018 the main issuers were the UK and Spain. Of note was the return of Spain’s mortgage covered bonds to public markets, absent since 2016, as it was focused on senior non-preferred issuances.

Analysing the issuance activity over the course of the year in the main geographies and comparing it to the information presented to the market at the beginning of 2018, we can conclude the following:

•	Parent bank marketed around EUR 3.0 billion of hybrid securities, in the upper range of forecasts; over EUR 6.0 billion senior non-preferred, in the lower range of forecasts; and completed its funding plan with senior preferred and mortgage covered bonds of just over EUR 2.0 billion.

•	Santander Consumer Finance issued senior debt of more than EUR 5.0 billion, in line with forecasts.

•	The UK issued more than EUR 8.0 billion of senior debt via its holding company and the bank, in the upper range of forecasts. The UK completed its funding plan by issuing around EUR 5.0 billion of covered bond securities via the bank, above forecasted levels. It is noteworthy that the UK started to carry out in 2018 its issuance plan envisaged for 2019, in order to anticipate possible tensions in the capital markets related to Brexit.

•	The US issued slightly more than EUR 1.0 billion of senior debt via its holding company, in the lower range of forecasted volumes.

•	In 2018, using year-average exchange rates, the Group issued EUR 13,544 million of MREL/TLAC eligible securities, of which EUR 10,284 million were senior non-preferred and eligible senior debt, EUR 1,500 million were AT1, and EUR 1,760 million were subordinated debt.

In short, Santander Group retained its comfortable access to the different markets in which it operates, reinforced by new issuing units and products. In 2018, we issued debt and securitisations in 16 different currencies, with participation from 20 relevant issuers in 13 countries and with a weighted average maturity of 4 years, slightly below the previous year.

ii.	Compliance with regulatory ratios ahead of schedule

Under its liquidity management model, over the last few years Santander Group has been managing the implementation, monitoring and compliance with the new liquidity requirements established under international financial regulations ahead of schedule.

LCR (Liquidity Coverage Ratio)

The regulatory requirement for this ratio in 2018 was set at 100%. As a result, the Group, both at a consolidated and subsidiary level, increased its risk appetite from 100% in 2017 to 105% in 2018.

The strong short-term liquidity starting position, combined with autonomous management in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As at end 2018, the Group’s LCR ratio stood at 158%, comfortably exceeding regulatory requirements. The following table provides detail of the LCR ratio by unit. All of them show a considerable excess over requirements:

Liquidity Coverage Ratio

%

December 2018
Parent bank	153%
Santander Consumer Finance	269%
Poland	151%
Portugal	152%
United Kingdom	164%
Brazil	133%
Mexico	174%
Chile	152%
United States	135%

Group	158%

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in 2019.

The NSFR constitutes a structural measure that aims at fostering longer-term stability by incentivising banks to adequately manage their maturity mismatches by funding long-term assets with long-term liabilities.

The ratio is defined as the quotient between Available Stable Funding (ASF) and Required Stable Funding (RSF).

The Available Stable Funding (ASF) comprises those sources of funding – capital and other liabilities – which can be deemed stable over a period of time of one year. The Required Stable Funding (RSF) primarily encompasses those assets than can be considered illiquid over the above-mentioned period of time, hence needing to be matched with stable sources of funding.

The Group has defined a management limit of 100% at the consolidated level and for almost all of its subsidiaries.

Net Stable Funding Ratio

%

December 2018
Parent bank	105%
Santander Consumer Finance	107%
Poland	131%
Portugal	108%
United Kingdom	128%
Brazil	109%
Mexico	130%
Chile	110%
United States	114%

Group	114%

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With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funding. Taken together, this has enabled Santander to maintain a balanced liquidity structure, reflected in NSFR ratios higher than 100%, both at Group and individual levels as at end December 2018.

iii.	Asset Encumbrance

Lastly, it is worth highlighting Santander’s moderate use of assets as collateral in the structural funding sources of the balance sheet.

In line with the 2014 European Banking Authority (EBA) guidelines on disclosure of encumbered and unencumbered assets, the concept of asset encumbrance includes both on-balance sheet assets pledged as collateral in operations to obtain liquidity as well as those off-balance sheet assets received and re-used for a similar purpose, in addition to other assets associated with liabilities other than for funding reasons.

The following tables present the data the Group is required to report to the EBA as at end 2018.

On-balance sheet encumbered assets amounted to EUR 322.2 billion, 67% of which are loans (mortgages, corporate, etc.). Off-balance sheet asset encumbrance stood at EUR 69.9 billion, mainly relating to debt securities received as collateral in reverse repurchase agreements which were then re-used.

The total for the two categories was EUR 391.8 billion of encumbered assets, giving rise to a volume of associated liabilities of EUR 301.6 billion.

As at end 2018, total asset encumbrance in funding operations represented 24.8% of the Group’s extended balance sheet under

Group. Disclosure on asset encumbrance as at December 2018

EUR billion

	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets	322.2	—	1,137.1	—

Loans and advances	214.6	—	855.0	—
Equity instruments	4.2	4.2	10.7	10.7
Debt instruments	76.3	76.3	114.8	114.8
Other assets	27.1	—	156.6	—

Group. Collateral received as at December 2018

EUR billion

	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	69.6	48.9

Loans and advances	—	—
Equity instruments	2.7	6.0
Debt instruments	65.0	42.9
Other collateral received	1.9	—

Own debt securities issued other than own covered bonds or ABSs	—	1.4

Group. Encumbered assets / collateral received and associated liabilities

EUR billion

	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	301.6	391.8

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EBA criteria (total assets plus guarantees received: EUR 1,578 billion in 2018). This ratio is similar to the values reported by the Group prior to the acquisition of Banco Popular in 2017.

Finally, a distinction needs to be made between the different natures of the sources of encumbrance, as well as their role in the Group’s funding:

•	51.5% of total asset encumbrance corresponds to collateral pledged in medium- and long-term transactions (with a residual maturity of more than one year) to fund the commercial activity on the balance sheet. This results in a level of asset encumbrance known as ‘structural’ at 12.8% of the extended balance sheet, using EBA criteria.

•	The other 48.5% corresponds to short-term market transactions with a residual maturity of less than one year, or to collateral pledged in derivative operations whose purpose is not to finance normal business activity of businesses but rather efficient short-term liquidity management.

Rating agencies

The Group’s access to wholesale financing markets, as well as the cost of its issuances, depends in part on the ratings granted by rating agencies.

These agencies regularly review the Group’s ratings. The rating of its debt depends on a series of factors that are endogenous to the institution (business model, strategy, capital, income generation capacity, liquidity and so on) and on other, exogenous factors related to the overall economic environment, the situation in the sector, and sovereign risk in the geographic areas where it operates.

In certain cases, the methodology applied by these agencies limits the rating a bank can receive to the sovereign rating assigned to the country in which it is headquartered.

In 2018, four rating agencies improved their rating for Banco Santander long-term senior debt after the Spanish sovereign rating was upgraded. On 6 April 2018, S&P upgraded its rating from A- to A. On 12 April 2018, DBRS raised its rating from A to A (high), on 17 April Moody’s upgraded its rating from A3 to A2, and on 17 July Fitch raised the long-term senior debt rating from A- to A, maintaining the short- and long-term issuer rating in A-/F2, respectively.

The Santander rating with all of these agencies (except Fitch) is therefore higher than the sovereign rating for the country in which it is headquartered, which clearly reflects the financial strength and diversification of the Group.

On the other hand, in March and October the agencies Scope and JCR confirmed Santander credit rating at AA- and A+, respectively, and in November the agency Axesor assigned Santander an unsolicited rating of A+.

At the end of 2018, the ratings with the main agencies were as follows:

Rating agencies

	Long term	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch Ratings	A-	F2	Stable
Moody’s	A2	P-1	Stable
Standard & Poor’s	A	A-1	Stable
Scope	AA-	S-1+	Stable
JCR Japan	A+	—	Stable

Funding outlook for 2019

Santander starts 2019 with a comfortable liquidity position and with good prospects for the year. However, some uncertainties remain, namely those related to geopolitics and financial regulation.

With manageable debt maturities over the next few quarters, supported by the low weight of short-term funding and an issuance dynamic expected to be in line with recent years, the Group will manage each geographic area in order to optimise liquidity usage and to maintain a robust balance sheet structure in the units and in the Group.

For the Group as a whole, moderate commercial needs are envisaged as, in most cases, the increase in lending is expected to largely be counter-balanced by increases in customer deposits. The greatest liquidity needs will stem from the largest units: Spain, the UK, Brazil and Santander Consumer Finance.

In 2018, the Single Resolution Board informed Banco Santander of the MREL 2018 requirement under the existing recovery and resolution rules and which has to be met before 1 January 2020. Banco Santander already complies with this requirement. Starting from 2019, the minimum requirement established in the Capital Requirements Regulation (CRR) will apply to Santander, however resolution authorities will be able to set higher levels based on resolution considerations.

Once the buffers of liabilities with loss-absorbing capacity in case of resolution have been established, whether they are considered to be capital instruments or not, the Group focus for the coming years will be on repaying the ECB and Bank of England long-term funding programmes. Priority will be given to pure funding instruments, taking into account the diversification criteria and cost efficiency.

The funding plans carried out by the Group aims to ensure that we meet regulatory requirements as well as those stemming from its risk appetite framework at all times.

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3.5 Capital management and adequacy. Solvency ratios1

•	The fully loaded CET1 ratio was 11.30%[1] at the end of 2018 (+46 bps year-on-year), surpassing our public target of 11% in 2018.

•	The fully loaded total capital ratio was 14.77% (+29 bps in the year).

•	We continued to strengthen our active capital management culture at all levels of the organisation.

Santander capital management and adequacy seeks to guarantee solvency and maximise profitability, ensuring compliance with the Group’s internal objectives as well as regulatory requirements.

It is a key strategic tool for taking decisions at the local and corporate levels and enables us to set a common framework of actions, defining and standardising capital management criteria, policies, functions, metrics and processes.

The function of the Group’s capital is carried out at two levels:

•	Regulatory capital: regulatory management stems from an analysis of the capital base, the solvency ratios under the prevailing regulatory criteria and the scenarios used for capital planning. The objective is to make the capital structure as efficient as possible both in terms of cost as well as compliance with the regulatory requirements. Active capital management includes strategies to use and assign capital efficiently to businesses as well as securitisations, asset sales and issuances of capital instruments (capital hybrids and subordinated debt).

•	Economic capital: the economic capital model aims to guarantee that the Group adequately assigns its capital to all risks to which it is exposed as a result of its activity and risk appetite. Its purpose is to optimise value creation for the Group and its business units.

The real economic measurement of capital needed for an activity, together with its return, promotes value creation optimisation by selecting those activities that maximise the return on capital. This is carried out under different economic scenarios, both expected as well as unlikely but plausible, and with the solvency level decided by the Group.

The Group considers the following magnitudes related to the capital concept:

Regulatory capital

•	Capital requirements: the minimum volume of own funds required by the regulator to ensure the solvency of the entity, depending on its credit, market and operational risks.

•	Eligible capital: the volume of own funds considered eligible by the regulator to meet capital requirements. The main elements are accounting capital and reserves.

Economic capital

•	Self-imposed capital requirement: the minimum volume of own funds required by the Group to absorb unexpected losses resulting from current exposure to the risks assumed by the entity at a particular level of probability (this may include other risks in addition to those considered in regulatory capital).

•	Available capital: the volume of own funds considered eligible by the entity under its management criteria to meet its capital needs.

Cost of capital

The minimum return required by investors (shareholders) as remuneration for the opportunity cost and risk assumed by investing in the entity’s capital. The cost of capital represents a “cutoff rate” or “minimum return” to be achieved, enabling analysis of the activity of business units and evaluation of their efficiency.

Leverage ratio

This is a regulatory metric that monitors the soundness and robustness of a financial institution by comparing the size of the entity to its capital. This ratio is calculated dividing Tier 1 capital by the leverage exposure, taking into account the size of the balance sheet with adjustments for derivatives, funding of securities operations and off-balance sheet items.

Return on risk adjusted capital (RoRAC)

This is the return (net of tax) on economic capital required internally. Therefore, an increase in economic capital decreases the RoRAC. For this reason, the Group requires transactions or business involving higher capital consumption to deliver higher returns.

This considers the risk of the investment, and is therefore a risk adjusted measurement of returns.

Using the RoRAC enables the Group to manage its business more effectively, assess the real returns on its business - adjusted for the risk assumed - and to be more efficient in its business decisions.

Return on risk-weighted assets (RoRWA)

This is the return (net of tax) on risk-weighted assets for a particular business.

The Group uses RoRWA to establish regulatory capital allocation strategies, seeking that the maximum return.

Value creation

The profit generated in excess of the cost of economic capital. The Group creates value when risk adjusted returns (measured by RoRAC) exceed its cost of capital, and destroys value when the reverse occurs. This measures risk adjusted returns in absolute terms (monetary units), complementing the RoRAC approach.

Expected loss

This is the loss due to insolvency that the entity will suffer on average over an economic cycle. Expected loss considers insolvencies to be a cost that can be reduced by appropriate selection of loans.

1.

Data calculated using the IFRS9 transitional arrangements, unless otherwise indicated. Had the IFRS9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at year end would have been -27 bps.

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Priorities and main activities in the Group’s capital management

The Group’s most notable capital management activities are:

•	Establishing solvency objectives and the capital contributions aligned with the minimum regulatory requirements and internal policies, in order to guarantee a solid level of capital, coherent with the Group’s risk profile, and an efficient use of capital to maximise shareholder value.

•	Developing a capital plan to meet the objectives coherent with the strategic plan. Capital planning is an essential part of executing the three-year strategic plan.

•	Assessing capital adequacy in order to ensure that the capital plan is coherent with the Group’s risk profile and with its risk appetite framework also in stress scenarios.

•	Developing the annual capital budget as part of the Group’s budgetary process.

•	Monitoring and controlling budget execution and drawing up action plans to correct any deviation from the budget.

•	Calculating capital metrics.

•	Drawing up internal capital reports, as well as reports for the supervisory authorities and for the market.

The main measures taken in 2018 are set out below:

Issuances of financial instruments with the legal nature of capital

In March 2018, Banco Santander, S.A. issued a contingent convertible bond (CoCos) of EUR 1,500 million to strengthen its AT1 (Additional Capital Tier 1).

As regards subordinated debt, during the year there were two issuances: Banco Santander, S.A. issued EUR 1,250 million and Santander Bank Polska S.A. issued EUR 229 million. These issuances bolstered the total capital ratio as they count as Tier 2 capital.

Dividend policy2

The board of directors’ intention is to distribute EUR 0.23 charged to 2018’s earnings in four dividends, three of them in cash and one a scrip dividend (Santander Dividendo Elección).

Greater detail in section 3.3 ‘Dividend policy’ on the Corporate governance chapter.

Strengthen active capital management culture

The continuous improvement in the capital ratios reflects the Group’s profitable growth strategy and a culture of active management of capital at all levels of the organisation.

Of note:

•	The strengthening of dedicated capital management teams and greater coordination between the Corporate Centre and local teams.

•	All countries and business units developed their individual capital plans focused on having businesses that maximise the return on capital.
•	A greater weight of capital in incentives. To this end, certain aspects related to capital and its profitability are taken into account in the variable pay of senior management members:

–	Among the metrics taken into account are the Group’s fully loaded CET1, the contribution of capital and the return on risk weighted assets (RoRWA).

–

Among the qualitative aspects are adequate management of regulatory changes in capital, effective capital management in business decisions, generation of sustainable capital and effective capital allocation.

At the same time, we are developing a programme to continuously improve the infrastructure, processes and methodologies that support all aspects related to capital in order to further strengthen active capital management, respond more agilely to the numerous and increasing regulatory requirements and conduct all activities associated with this sphere more efficiently.

Fully loaded CET1

%

A.	Pro-forma taking into account the January 2015 capital increase.

Evolution of capital ratios in 2018

The phased-in ratios are calculated by applying the CRR transitory schedules, while the fully-loaded ratios are calculated without applying any schedule (i.e. with the final regulations).

On 1 January 2018 the IFRS9 came into force, which implied several accounting changes affecting the capital ratios. Santander chose to apply the phase-in using transitional arrangements, which means a five-year transition period.

Applying this criteria, the fully loaded CET1 was 11.30% at the end of December. The 46 bps increase was mainly due to profit generation and RWAs management, which led to an organic generation of 64 bps, together with the 21 bps from perimeter (mainly Blackstone and WiZink), partially offset by the net negative impact between regulatory impacts / one-offs (-25 bps, mainly minority interests in Santander Consumer USA and restructuring costs) as well as markets and others (-14 bps, mainly held to collect and sell portfolios and intangible assets).

2.	The final dividend against the 2018 results is subject to approval at the Group’s 2019 annual shareholders’ meeting.

271

FL CET1 performance in 2018

%

The total fully-loaded capital ratio was 14.77%, up 29 bps during the year.

The fully loaded leverage ratio stood at 5.1% (5.0% in 2017). Tier 1 capital increased compared to 2017 while the exposure reflects the usual movements of balance sheet volumes from business activity and from exchange rate changes.

The phased-in eligible capital was EUR 88,725 million. This amount represents a total capital ratio of 14.98% and phased-in common equity tier 1 (CET1) of 11.47%.

Main capital and solvency ratio

EUR million

	Fully loaded		Phased-in
	2018	2017	2018	2017
Common equity (CET1)	66,904	65,563	67,962	74,173
Tier 1	75,838	73,293	77,716	77,283
Total capital	87,506	87,588	88,725	90,706
Risk-weighted assets	592,319	605,064	592,319	605,064
CET1 capital ratio	11.30%	10.84%	11.47%	12.26%
T1 capital ratio	12.80%	12.11%	13.12%	12.77%
Total capital ratio	14.77%	14.48%	14.98%	14.99%
Leverage ratio	5.10%	5.02%	5.22%	5.28%

Regulatory capital (phased-in). Flow statement

EUR million

2018
Capital Core Tier 1
Starting amount (31/12/2017)	74,173

Shares issued in the year and share premium	(10)
Treasury shares and own shares financed	(42)
Reserves	(826)
Attributable profit net of dividends	4,518
Other retained earnings	(659)
Minority interests	(1,010)
Decrease/(increase) in goodwill and other intangible assets	(5,815)
Other deductions	(2,367)
Ending amount (31/12/2018)	67,962

Additional Capital Tier 1
Starting amount (31/12/2017)	3,110

AT1 eligible instruments	1,168
T1 excesses - subsidiaries	(258)
Residual value of intangible assets	5,707
Deductions	27
Ending amount (31/12/2018)	9,754

Capital Tier 2
Starting amount (31/12/2017)	13,422

T2 eligible instruments	1,405
Generic funds and surplus loan-loss provisions-IRB	(3,823)
T2 excesses - subsidiaries	(22)
Deductions	27
Ending amount (31/12/2018)	11,009

Deductions from total capital
Total capital ending amount (31/12/2018)	88,725

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Total risk weighted assets comprising the denominator of capital requirements based on risk, are set out below, as well as its distribution by geographic segment.

Risk weighted assets

EUR million

	RWAs		Minimum capital requirements
	2018	2017	2018
Credit risk (excluding CCR)	469,074	480,221	37,526

Of which standardised approach (SA)	277,394	280,082	22,191
Of which the foundation IRB (FIRB) approach	37,479	37,207	2,998
Of which the advanced IRB (AIRB) approach	150,373	158,777	12,030
Of which Equity IRB under the Simple risk-weight or the IMA	3,828	4,155	306

Counterparty Risk (CCR)	11,987	14,668	959

Of which IRB approach	7,867	8,529	629
Of which standardised approach	1,795	3,586	144
Of which risk exposure from contributions to default fund or central counterparties (CCP)	233	313	19
Of which credit valuation adjustment (CVA)	2,092	2,240	167

Settlement risk	1	1	—

Securitisation exposure in banking book (after cap)	5,014	3,678	401

Of which IRB approach	4,276	2,482	342
Of which IRB supervisory formula approach (SFA)	1,915	708	153
Of which standardised approach (SA)	738	1,196	59

Market risk	25,012	24,161	2,001

Of which standardised approach	11,858	9,702	949
Of which internal model approach (IMA)	13,154	14,459	1,052

Operational risk	60,043	61,217	4,803

Of which standardised approach	60,043	61,217	4,803

Amounts below the thresholds for deduction (subject to 250% risk weight)	21,188	21,118	1,695

Floor adjustment	—	—	—

Total	592,319	605,064	47,386

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Capital requirements by geographical distribution

EUR million

	TOTAL	Spain	United Kingdom	Other Europe	Brazil	Other Latam	United States	Rest of the world
Credit risk	38,155	9,887	5,488	7,532	4,872	4,580	5,043	753

Of which internal rating-based (IRB) approach A	14,809	5,604	3,617	2,953	653	984	411	586

- Central governments and Central BANKS	66	2	3	—	5	7	—	48
- Institutions	737	167	130	179	12	126	54	68
- Corporates - SME	8,505	3,587	1,310	1,492	635	848	356	277
- Corporates - Specialised Lending	1,148	410	289	214	2	180	17	36
- Corporates - Other	1,488	976	192	242	—	78	—	—
Retail - Secured by real estate SME	3,051	959	1,832	253	—	2	1	5
Retail - Secured by real estate non-SME	82	82	—	—	—	—	—	—
Retail - Qualifying revolving	319	120	171	28	—	—	—	—
Retail - Other SME	382	279	1	100	—	—	—	1
Retail - Other non-SME	1,667	408	171	900	—	1	—	187
Other non-credit-obligation assets

Of which standardised approach (SA)	22,191	3,160	1,871	4,579	4,194	3,589	4,631	167

Central governments or central banks	1,146	484	—	11	410	231	6	4
Regional governments or local authorities	40	—	—	4	22	13	1	—
Public sector entities	33	—	—	3	—	14	16	—
Multilateral Development Banks	—	—	—	—	—	—	—	—
International Organisations	—	—	—	—	—	—	—	—
Institutions	470	130	9	55	95	57	122	2
Corporates	5,585	562	930	1,233	950	886	997	27
Retail	8,244	610	536	2,149	1,961	1,074	1,791	124
Secured by mortgages on immovable property	3,178	308	51	705	316	843	954	—
Exposures in default	730	165	13	139	141	128	142	1
Items associated with particular high risk	185	—	11	9	—	152	11	2
Covered bonds	38	—	34	4	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—
Collective investments undertakings (CIU)	22	21	1	—	—	—	—	—
Equity exposures	18	—	—	17	—	—	—	—
Other items	2,503	880	285	251	299	192	591	6

Of which Equity IRB	1,155	1,123	—	—	25	7	—	—

Under the PD/LGD method	212	212	—	—	—	—	—	—
Under internal model	849	817	—	—	25	7	—	—
Under simple method	94	94	—	—	—	—	—	—

Counterparty credit risk	330	136	59	39	31	45	12	7

Of which mark to market method (Standardised)	144	35	20	34	22	18	11	2
Of which: Risk exposure amount for contributions to the default fund of a CCP	19	15	4	—	—	—	—	—
Of which: CVA	167	86	35	5	9	26	1	4

Settlement risk	—	—	—	—	—	—	—	—

Securitisation exposures in banking book (after cap)	401	215	52	90	—	33	10	—

Of which IRB ratings-based approach (RBA)	342	213	47	61	—	21	—	—
Of which Standardised approach (SA)	59	2	5	29	—	13	10	—

Market risk	2,001	1,037	207	21	316	411	9	—

Of which standardised approach (SA)	949	498	21	21	316	84	9	—
Of which internal model approaches (IMA)	1,052	539	186	—	—	326	—	—

Operational risk	4,803	1,034	689	852	606	714	909	—

Of which Standardised Approach	4,803	1,034	689	852	606	714	909	—

Amounts below the thresholds for deduction and other non-deducted investments (subject to 250% risk weight)	1,695	906	11	131	365	200	80	2

Floor adjustment	—	—	—	—	—	—	—	—

Total	47,386	13,214	6,507	8,665	6,190	5,983	6,063	762

A.	Including counterparty credit risk.

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Group financial performance

The following table presents the main changes to the capital requirements by credit risk:

Credit risk capital requirements movements A

EUR million

	RWAs	Capital requirements
Starting amount (31/12/2017)	517,133	41,371

Business movements	1,255	100
Perimeter movements	(4,534)	(363)
Foreign exchange movements	(8,916)	(713)

Ending amount (31/12/2018)	504,938	40,395

A.	Includes capital requirements of equity, securitisations and counterparty risk (excluding CVA and CCP).

The changes to the capital requirements by credit risk are mainly due to business growth in Brazil, Chile and Santander Consumer, partially offset by decreases in the UK and Spain.

Regarding the changes to the perimeter requirements, of note was the impact of the sale of Banco Popular’s real estate business assets to an external fund.

The impact of exchange rates affected mainly Argentina and Brazil.

With regards to regulatory ratios, Santander exceeds the 2019 minimum regulatory requirements by 178 bps, taking into account the surplus and shortfall in AT1 and T2 respectively.

A.	Global systemically important banks (G-SIB) buffer.
B.	Capital conservation buffer.
C.	Countercyclical buffer.

In short, from a qualitative point of view, Santander has solid capital ratios, aligned with its business model, balance sheet structure and risk profile.

Economic capital

Economic capital is the capital needed to support all the risks of our activity with a certain level of solvency. It is measured using an internally developed model. In our case, the solvency level is determined by the objective long-term rating of “A” (above the Kingdom of Spain rating), which represents a confidence level of 99.95% (higher than the regulatory level of 99.90%) to calculate the necessary capital.

Santander’s economic capital model incorporates in its measurement all significant risks incurred by the Group in its activity (concentration risk, structural interest rate risk, business risk, pensions risk and others that are beyond the scope of regulatory Pillar 1). Furthermore, economic capital incorporates the diversification effect which in Santander case is key, due to the multinational nature of its activity covering many businesses, in order to appropriately determine and understand the risk profile and solvency of a group with global activity such as Santander.

The fact that Santander business activity is spread across various countries via a structure of separate legal entities, with a variety of customer and product segments, exposed to different types of risks, means that the Group results are less vulnerable to adverse situations in one of the particular markets, portfolios, customer types or risks. The economic cycles, despite the current high level of economic globalisation, are not the same nor are the different countries affected with the same intensity. In this way, groups with a global presence have more stable results and are more resistant to the eventual market or portfolio crises, which translate to lower risk. In other words, Santander risk and the associated economic capital of the Group as a whole are less than the sum of the individual parts.

Unlike with regulatory criteria, the Group considers certain intangible assets, such as deferred taxes, goodwill and software, to retain value, even in the hypothetical case of resolution given the geographic structure of the Group’s subsidiaries. As such, the asset is valued and its unexpected loss and capital impact are estimated.

Economic capital is a key tool for internal management and development of the Group’s strategy, both from the standpoint of assessing solvency as well as risk management of portfolios and businesses.

From the solvency standpoint, Santander uses its economic model, in the context of the Basel Pillar 2, for the internal capital adequacy assessment process (ICAAP). The business evolution and capital needs are planned under a central scenario and alternative stress scenarios. This ensures the Group meets its solvency objectives even in adverse scenarios.

The metrics derived from economic capital enable the risk-return objectives to be assessed, the price of operations to be set based on risk and the economic viability of projects, units and business lines to be evaluated, with the overriding objective of maximising the generation of shareholder value.

As a homogeneous risk measure, economic capital can be used to explain the distribution of risk throughout the Group, reflecting comparable activities and different types of risk in a single metric.

Given its relevance in internal management, the Group includes several metrics derived from economic capital, both from the

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standpoint of capital needs and risk-return, within a conservative risk appetite framework established for the Group and for the various geographies.

The requirement for economic capital as of December 2018 amounts to EUR 69,443 million, which, compared to the available economic capital base of EUR 99,566 million, imply the existence of a capital surplus of EUR 30,123 million.

The main difference compared to regulatory CET1 lies in the treatment of goodwill, other intangible assets and deferred tax assets, which we consider as additional capital requirements rather than a deduction from available capital.

Reconciliation of economic and regulatory capital

EUR million

	2018	2017
Net capital and issuance premiums	59,046	59,098
Reserves and retained profits	57,939	55,862
Valuation adjustments	(23,606)	(23,108)
Minority interests	6,893	7,228
Prudential filters	(706)	(453)

Base economic capital available	99,566	98,627

Deductions	(32,662)	(33,064)
Goodwill	(25,630)	(25,585)
Other intangible assets	(3,014)	(2,952)
DTAs	(3,754)	(3,820)
Other	(264)	(707)

Base regulatory (CET1 FL) capital available	66,904	65,563

Base economic capital available	99,566	98,627

Economic capital required A	69,443	71,893
Capital surplus	30,123	26,734

A.	In order to enhance the comparison with regulatory capital, the differences in goodwill changes are included in the required economic capital.

The following charts sums up the Group’s economic capital needs at the end of 2018, by geographic area and types of risk:

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Continental Europe represents 48% of the capital, Latin America including Brazil 24%, the UK 13% and the US 15%.

Excluding the operating areas, the main risks the Corporate Centre assumes are goodwill and the risk derived from the exposure to structural exchange rate risk (risk stemming from maintaining stakes in subsidiaries abroad denominated in currencies other than the euro).

The benefit of diversification included in the economic capital model, including both the intra-risk diversification (similar to geographic diversification) as well as inter-risks, amounted to approximately 30%.

Distribution of economic capital needs by type of risk

%

Distribution of economic capital needs by geographic area and type of risk

EUR million. December 2018

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Group financial performance

RoRAC and value creation

Santander has been using RoRAC methodology since 1993 in order to:

•	Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as for segments, portfolios and customers, in order to facilitate optimum allocation of capital.

•	Measure management of the Group’s units through budgetary monitoring of capital consumption and RoRAC.

•	Analyse and set prices for making decisions on operations (admission) and customers (monitoring).

The RoRAC methodology enables the return on operations, customers, portfolios and businesses to be compared on a like-for-like basis, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, thus aligning risk and business in order to maximise value creation, which is the ultimate goal of the Group’s senior management.

Santander also regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RoRAC) of the Group and its main business units. The VC is the profit generated above the cost of economic capital (EC) employed, and is calculated as follows:

Value creation = consolidated profit – (average economic capital x cost of capital)

The profit used is obtained by making the necessary adjustments in the consolidated profit to eliminate those factors that are outside the ordinary course performance of our business, and obtain the ordinary result that each unit obtains for its activity in the year.

The minimum return on capital that a transaction must obtain is determined by the cost of capital, which is the minimum remuneration required by shareholders. This is calculated by adding to the risk-free return the premium that shareholders require to invest in Santander. This premium depends essentially on the degree of volatility in Banco Santander’s share price with respect to the market’s performance. The Group’s cost of capital in 2018 was 8.86% (compared to 8.60% in 2017).

As well as reviewing the cost of capital annually, the Group’s internal management also estimates a cost of capital for each business unit, taking into account each market’s specific features, under the philosophy of subsidiaries autonomous in capital and liquidity, in order to evaluate whether each business is capable of generating value individually.

If an operation or portfolio obtains a positive return, it contributes to the Group’s profits, but it only creates shareholder value when that return exceeds the cost of capital.

The following chart shows the value creation and RoRAC at the end of 2018 of the Group’s main business areas:

Value creation A and RoRAC

EUR million

	2018		2017
Main segments	RoRAC	Value creation	RoRAC	Value creation
Continental Europe	18.1%	2,083	17.3%	1,716
United Kingdom	17.3%	662	18.5%	839
Latin America	35.1%	2,905	31.9%	2,563
United States	10.7%	39	8.1%	(120)

Total Group	12.6%	2,835	12.4%	2,739

A.

The value creation was calculated with the cost of capital of each unit. The Group’s total RoRAC includes both the operative units and the Corporate Centre, reflecting the total economic capital of the Group and the generated return.

Capital planning and stress tests

Capital stress test exercises are a key tool in the dynamic evaluation of risks and the solvency of banks.

It is a forward-looking evaluation based on macroeconomic as well as idiosyncratic scenarios that are unlikely but plausible. Thus, robust planning models are required, capable of transferring the effects defined in the projected scenarios to different elements that influence the Bank’s solvency.

The ultimate aim of capital stress exercises is to make a complete assessment of the risks and solvency of banks, which enables possible capital requirements to be determined in the event they are needed because of banks’ failure to meet their regulatory and internal capital objectives.

Internally, Santander has a defined capital stress and planning process not only to respond to various regulatory exercises but also as a key tool integrated into the Group’s management and strategy.

The objective of the internal capital stress and planning process is to ensure sufficient current and future capital, including in unlikely but plausible economic scenarios. Based on the Group’s initial situation (defined by its financial statements, its capital base, risk parameters and regulatory as well as economic ratios), the envisaged results are estimated for different business environments (including severe recessions as well as expected macroeconomic environments), and the Group’s solvency ratios are obtained projected usually over a three-year period.

The planning process offers a comprehensive view of the Group’s capital for the analysed time period and in each of the defined scenarios. The analysis incorporates the regulatory capital and economic capital metrics.

277

The structure in place is detailed in the following chart:

The structure presented facilitates attainment of the ultimate objective of capital planning, by turning it into an important strategic element for Santander which:

•	Ensures current and future solvency, including in adverse economic scenarios.

•	Ensures comprehensive capital management and incorporates an analysis of specific effects, facilitating their integration into the Group’s strategic planning.

•	Enables a more efficient use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates communication with the market and supervisors.

In addition, the whole process is developed with the maximum involvement of senior management and their close supervision, under a framework that ensures that the governance is suitable and that all the elements that configure it are subject to adequate levels of questioning, review and analysis.

One of the key elements in capital planning and stress analysis exercises, due to its particular importance in projecting the income statement under defined adverse scenarios, consists of calculating the provisions that will be needed under these scenarios, mainly those that are produced to cover losses on credit portfolios.

Specifically, in order to calculate loan-loss provisions, Santander uses a methodology that ensures at all times the level of provisions covers all loan losses projected by its internal models of expected loss, based on exposure at default (EAD), probability of default (PD) and loss given default (LGD parameters).

This methodology is widely accepted and is similar to that used in the 2018 EBA stress test, as well as in 2011, 2014 and 2016, and in the stress test on the Spanish banking industry in 2012.

During 2018 this methodology was adapted in order to incorporate the changes of the entry into force of the international financial information IFRS9 regulation. The Group has models to calculate balances by stages (S1, S2, S3) as well as the migration among them and the loan-loss provisions in accordance with the new standards.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Group financial performance

Lastly, the capital planning and stress analysis process culminates with the analysis of solvency under different scenarios and over a defined time period, in order to assess capital sufficiency and ensure the Group meets its internally defined capital objectives as well as all regulatory requirements.

In the event that the capital objectives set are not met, an action plan will be drawn up which sets out the necessary measures to be able to attain the desired minimum capital. These measures are analysed and quantified as part of the internal exercises although it is not necessary to utilise them as the minimum capital thresholds are exceeded.

This internal process of stress and capital planning is carried out transversally throughout the Group, not only at the consolidated level, but also locally in the different units that comprise the Group, and which use the stress process and capital planning as an internal management tool and in response to their local regulatory requirements.

Santander has undergone seven stress tests since the economic crisis in 2008, in which its strength and solvency has been demonstrated in the most extreme and severe macroeconomic scenarios. All of them showed that, thanks mainly to its business model and geographic diversification, Banco Santander would still be capable of generating profits for its shareholders and meeting the most demanding regulatory requirements.

In the first of them run in 2010 by the Committee of European Banking Supervision, Santander was the bank with the least impact on its solvency ratio, except for those banks that benefited from not distributing dividends. In the second test, conducted by the EBA in 2011, Santander was not only in the small group of banks that improved their solvency in the stress scenario but also the one with the highest level of profits.

In the stress exercises carried out by OIiver Wyman for Spanish Banks in 2012 (top down and then bottom up), Banco Santander again demonstrated its strength to face the most extreme scenarios with full solvency. It was the only bank that improved its core capital ratio, with an excess of capital over the minimum of more than EUR 25 billion.

In the stress exercise conducted by the ECB in 2014, in co-operation with the EBA, Santander was the group with the least impact in the adverse scenario among its international competitors (capital surplus of around EUR 20 billion above the minimum requirement).

The 2016 stress exercise, unlike previous ones, did not incorporate a minimum level of capital. It used the results as an additional variable within the Supervisory Review and Evaluation Process (SREP). Santander was the bank with the least capital destroyed among its peers. Its fully loaded CET1 capital ratio declined 199 bps (compared to the peers’ average fall of 335 bps).

The results of the 2018 stress test published on 2 November, underscored that Santander was once again the bank with the least capital destroyed among its peers, improving its results compared to 2016. The fully loaded1 CET1 declined 141 bps (compared to the system’ average fall of 395 bps).

The results of the various stress tests showed that the Group’s business model, based on retail banking and geographic diversification, enables it to robustly confront the severest international crisis scenarios.

As well as the regulatory stress tests, Santander has conducted internal stress tests every year since 2008, within its capital self-evaluation process (Pillar 2). In all of them, the Group’s capacity to confront the most difficult exercises, both at the global level as well as in the countries in which it operates, has been demonstrated.

EBA/ECB transparency exercise 2018

As mentioned in the previous section, the EBA released in November the results of the stress test conducted on 48 European banks.

The 2018 stress test, like the previous one, did not incorporate a minimum capital threshold. The final results are an additional variable to be used by the ECB to define the minimum capital requirements for each bank (within the Supervisory Review and Evaluation Process - SREP).

This stress exercise presented two macroeconomic scenarios (baseline and adverse), taking as a starting point the banks’ balance sheet at the end of 2017 and a three-year time horizon, with 2020 as the end point.

The adverse scenario, very unlikely to occur, sets out a strong macroeconomic and financial markets downturn, both in Europe and in other countries where Santander operates. For instance, for the Eurozone as a whole, the scenario implies a negative cumulative GPD growth of -2.7%, rising unemployment in 2020 to 9.7% and a cumulative fall in housing prices of 19.1% in 2020.

279

Under the adverse scenario, Santander was the bank with the least capital destroyed among its peers and also compared to 2016. The fully loaded CET1 declined 141 bps (compared to the systems’ average fall of 395 bps) from 10.61% in 2017 to 9.20% in 2020.

Under the baseline scenario, Santander is also the bank with the strongest capital generation among peers3.

Profit after tax - stress test adverse scenario

EUR million

Moreover, Santander is also the bank generating the most profits among peers, which has not incurred a cumulative loss over the three-year horizon.

In short, Santander showed the greatest resilience among European peers due to the high generation of recurring revenue and profits, underscored by its strong and diversified business model.

3.	Peers: BBVA, Intesa San Paolo, Nordea, BNP, Unicredit, Commerzbank, Société Générale, ING, Crédit Agricole, HSBC, Deutsche Bank, RBS, Barclays and Lloyds.

280	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Group financial performance

Recovery and Resolution Plans and Special Situations Management Framework

This section summarises the main advances in the sphere of the Group’s crisis management. Specifically, the main principles developed regarding Recovery Plans, Resolution Plans and the management framework governing special situations.

Recovery plans

Context. The ninth version of the corporate recovery plan was prepared in 2018. The most important part sets out the measures that Banco Santander would have at its disposal to survive a very severe crisis on its own.

The most important objectives are to test: the feasibility, effectiveness and credibility of the recovery measures identified and the degree of suitability of the recovery indicators and their respective thresholds that if surpassed entail activating the scaling of decision-making in order to cope with stress situations.

To this end, the corporate recovery plan sets out different macroeconomic and/or financial crisis scenarios in which idiosyncratic and/or systemic events important for the Group which could entail activating the Plan are envisaged. Moreover, the Plan has been designed with the premise that, if activated, there would be no extraordinary public aid, in accordance with article 5.3 of the Bank Recovery and Resolution Directive (BRRD).

It is important to point out that the Plan should not be interpreted as an instrument independent of the rest of the structural mechanisms established to measure, manage and supervise the risk assumed by the Group. The Plan is integrated with the following tools, among others: the risk appetite framework (RAF); the risk appetite statement (RAS); the risk identification assessment (RIA), the business continuity management system (BCMS) and the internal processes for assessing the sufficiency of capital and liquidity (ICAAP and ILAAP). The Plan is also integrated into the Group’s strategic plans.

Evolution in 2018. We continued the improvement work in line with the European regulator’s requirements and expectations and the industry’s best practices. Specifically, the following were included:

(i)	Additional evaluation of recovery measures. Greater detail and granularity regarding intra-group interconnections and the impact these interdependencies could have on the sale of a subsidiary.
(ii)	Improve escalation procedures for the recovery indicators, reducing the time frames.

(iii)	Improve Early Warning Indicators (EWIs), which are almost totally homogeneous thanks to the implementation of a corporate policy on liquidity EWIs.

(iv)	Analysis of Banco Popular and assessment of its implications.

The main conclusions extracted from analysing the contents of the 2018 corporate plan confirm that:

•	There are no material interdependencies between the Group’s different countries

•	The measures available ensure an ample recovery capacity in all the scenarios raised in the plan. Moreover, the Group’s geographic diversification model is a point in its favour from the recovery perspective.

•	Each subsidiary has sufficient capacity to emerge by its own means from a recovery situation, which increases the strength of the Group’s model, based on subsidiaries that are autonomous in terms of capital and liquidity.

•	None of the subsidiaries, in the event of serious financial problems or solvency, can be considered as sufficiently relevant to surpass the severest levels established for the recovery indicators and which could result in activating the corporate plan.

•	The Group has sufficient mitigation mechanisms to minimise the negative economic impact from potential damage to its reputation in different stress scenarios.

All of these factors underscore that the Group’s model and geographic diversification strategy, based on a model of subsidiaries autonomous in liquidity and capital, continues to be strong from a recovery perspective.

Regulation and governance. The plan was developed in accordance with the current EU regulation4. The plan also follows the non-binding recommendations made by international bodies such as the Financial Stability Board (FSB5).

As in previous versions, the Group’s Plan was presented in September to the Single Supervisory Body. As of then the EBA has six months to make formal considerations.

4.

Directive 2014/59/EU (Directive of the European Union on crisis management); prevailing regulation of the European Banking Authority in matters of recovery plans (EBA/RTS/2014/11; EBA/GL/2014/06; EBA/GL/2015/02); recommendations of the European Banking Authority to the European Commission on key business lines and critical functions (EBA/op/2015/05); regulation of the European Banking Authority pending approval (EBA/CP/2015/01 on ITS templates for recovery plans); regulation of the European Banking Authority not directly related with recovery, but with significant implications in this sphere (EBA/GL/2015/03 on factors triggering early intervention measures); as well as Spanish regulations: Law 11/2015, on recovery and resolution of credit institutions and investment service companies and Royal Decree 1012/2015 which develops this Law.

5.

FSB Elements key for effective resolution systems for financial institutions (15 October 2014, updating of the first publication in October 2011), guidelines for identifying critical functions and shared critical services (15 July 2013) and guidelines on elements triggering recovery and crisis scenarios (July 15 2013).

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The Group’s Plan comprises both the Corporate Plan (which corresponds to Banco Santander S.A.) as well as local plans for its main countries (UK, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal), which are annexed to the corporate plan. It is important to mention that, except for Chile, all countries have to draw up a local plan as a local regulatory requirement as well as the corporate requirement to do so.

The board of Banco Santander S.A. approved the corporate plan, though the content and relevant figures were previously presented and discussed in the Group’s main management and control committees (capital committee, global ALCO and the risk supervision, regulation and compliance committee). The local plans are approved by the corresponding local bodies and always in coordination with Santander, as they must form part of the Group’s plan (as they are annexed to the corporate plan).

Resolution plans

Santander continues to cooperate with the relevant authorities in preparing resolution plans, providing all the information they request.

The authorities that form part of the Crisis Management Group (CMG) maintained their decision on the strategy to follow for the resolution of the Group: the Multiple Point of Entry (MPE)6.

This strategy is based on the legal and business structure with which Santander operates, organised into nine “Resolution Groups” which can be resolved independently without involving other parts of the Group.

In May 2018, the Single Resolution Board (SRB) communicated the preferred resolution strategy as well as the priorities of work for improving the Group’s resolvability.

Regarding this, the Group continued to advance in the projects to improve its resolvability, defining four lines of action:

1)	Ensure the Group has a sufficient buffer of instruments with loss absorption capacity.

During 2018, the Bank issued EUR 7.0 billion of senior non-preferred debt which absorbs losses before any senior debt.

In addition, in order to avoid legal uncertainties when executing a bail-in, all MREL/TLAC issuance contracts include a clause where the holder recognises the capacity of the resolution authority bail-in to said instrument.

2)	Ensure that there are information systems that can quickly provide high quality necessary information in the event of resolution.

In 2018, we concluded automating the information on liabilities that could be the object of a bail-in in the event of resolution. Furthermore, we continued working on automating the rest of the information that is delivered to the resolution authority and used for drawing up the resolution plan.

The later is expected to be completed during 2019.

Progress was made in the ongoing projects launched to have data repositories on:

1.	Legal entities that belong to the Group.

2.	Critical suppliers.

3.	Critical infrastructure.

4.	Financial contracts in accordance with article 71.7 of the BRRD.

3)	Guarantee operational continuity in resolution situations.

The operational continuity clauses were reinforced in the contracts with internal suppliers and the clauses to be included in external supplier contracts are being analysed.

The first stage of a survey of the main market infrastructures on which the Group depends in order to understand their policies in the event that one of the member entities of this infrastructure were to enter into resolution was concluded. A second stage is underway to analyse the infrastructure policies in the event of financial deterioration of the entities before they enter into resolution.

Lastly, contingency plans are expected to be developed to cover an infrastructure which ceases providing service in the event of resolution.

4)	Foster a culture of resolvability in the Group.

Progress was made in involving senior management by raising questions regarding the resolvability of Santander to the board and the creation of a steering committee specialised in resolution issues.

Special situations management framework

As regards governance in crisis situations, the special situations management framework was formally approved in 2016, both in the corporation as well as in the Group’s main countries.

6.	Except for what has been stated, the drawing up of resolution plans in the US corresponds to the individual entities.

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Group financial performance

This framework has a holistic nature, resulting from its application to those special events or situations of any type in which there is an exceptional situation, different from that expected or from those which arise from ordinary businesses management, and which could compromise the development of activity or give rise to a serious deterioration of the entity’s or the Group’s financial situation, as it would mean a significant distancing from the risk appetite and defined limits.

The main elements of this framework are:

1.	It defines a series of common crisis indicators.

2.	It defines a traffic light code on the basis of the degree of deterioration or risk of deterioration of the financial situation consistent with the limits used in daily business as usual management.

3.	It defines a Crisis Manager director who coordinates the response to a crisis situation.

4.	It identifies personnel in charge of alerting and escalating crisis events.

5.	It creates a high level crisis committee backed by a technical crisis committee.

In 2018, progress was made in implementing the framework in order to attain a homogeneous level of development in the Group’s main subsidiaries.

Moreover, progress was also made in developing instruments to facilitate rapid and effective crisis management (e.g. automation of communications in special situations, having specific rooms prepared for crisis management, etc.) and in strengthening the awareness and training of employees and the Group’s governance bodies involved in the escalation and management of this type of situation, mainly by preparing and conducting war games.

Total Loss Absorbing Capacity (TLAC) and Minimum Required Eligible Liabilities (MREL)

On 9 November 2015, the FSB published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIBs.

The final standard consists of an elaboration of the principles on loss absorbing and recapitalisation capacity of G-SIBs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (TLAC) for G-SIBs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIBs, and in the case of G-SIBs with more than one resolution group, each resolution group within the G-SIB. The FSB will undertake a review of the technical implementation of the TLAC principles and term sheet by the end of 2019.

The TLAC principles and term sheet require a minimum TLAC requirement to be determined individually for each G-SIB at the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of 1 January 2019, and 6.75% as of 1 January 2022.

Furthermore, BRRD provides that Member States shall ensure that institutions meet, at all times, a minimum requirement for own funds and eligible liabilities (MREL). The MREL shall be calculated as the amount of own funds and eligible liabilities expressed as a percentage of the total liabilities and own funds of the institution.

The European Commission’s proposals dated 23 November 2016 to amend BRRD and CRR aimed to implement the TLAC standard and to integrate the TLAC requirement into the general MREL rules thereby avoiding duplication from the application of two parallel requirements.

As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed.

The European Commission is proposing to integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be institution-specific and determined by the resolution authority. Under these proposals, institutions such as Banco Santander would continue to be subject to an institution-specific MREL requirement (i.e., a Pillar 2 add-on MREL Requirement), which may be higher than the requirement of the TLAC standard (which would be implemented as a Pillar 1 MREL requirement for G-SIBs).

283

4. Business areas performance

4.1 Description of businesses

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also note 52.c to the Group financial statements).

The Group has aligned the information in this operating segment section in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographic area where profits are earned, and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

During 2018, certain changes took place in the organisational structure of the Group, which led to a change in segment reporting:

•	Banco Popular’s financial results and balance sheet have been allocated to the corresponding segments. The affected segments are Spain, Portugal and Real estate activity Spain.

•	The Group acquired the stake of Santander Asset Management that was not already owned by the Group. Following this change in the consolidation perimeter, the Group decided to integrate the acquired Asset Management business, the International Private Banking business and the corporate unit of Private Banking, which were previously reported within the Retail Banking segment, into a new segment identified as Wealth Management.

•	Additionally, there has been an adjustment to the perimeter of the Global Customer Relationship Model, between the Retail Banking segment and the Santander Corporate & Investment Banking segment, as well as other minor changes relating to the Real estate activity Spain.

The Group restated the corresponding information of earlier periods to reflect these changes in the structure of its internal organisation.

The operating business areas are structured in two levels:

Geographic businesses

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas, which include all the business activities carried on therein by the Group, are:

•	Continental Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom: includes the business activities carried out by the various Group units and branches present in the UK.

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Business areas performance

•	Latin America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia.

•	The US: includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit Banco Santander International and the New York branch.

Global businesses

At this secondary level of segment reporting, the Group is structured into Retail Banking, Corporate & Investment Banking, Wealth Management and Real Estate Activity Spain.

•	Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

•	Santander Corporate & Investment Banking (SCIB) (formerly Santander Global Corporate Banking): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.
•	Wealth Management: Includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

•	Real estate activity Spain includes loans and advances to customers and foreclosed assets of customers who are mainly involved in real estate development and who have a specialised management model and the assets of the former real estate fund (Santander Banif Inmobiliario).

In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described in section 3 above, the results of our business areas presented below are provided on the basis of underlying results only and generally. Including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such impact.

285

4.2 Summary income statement of the Group’s main business areas

2018. Main items of the underlying income statement

EUR million

Geographic businesses	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Continental Europe	10,107	4,419	15,881	7,604	5,501	3,642

Spain	4,360	2,631	7,894	3,414	2,325	1,738
Santander Consumer Finance	3,723	798	4,610	2,625	2,140	1,296
Poland	996	453	1,488	851	555	298
Portugal	858	377	1,344	702	688	480
Other	170	162	545	11	(207)	(170)

United Kingdom	4,136	1,023	5,420	2,426	1,926	1,362

Latin America	15,654	5,253	21,201	13,204	7,971	4,228

Brazil	9,758	3,497	13,345	8,863	5,203	2,605
Mexico	2,763	756	3,527	2,064	1,230	760
Chile	1,944	424	2,535	1,491	1,121	614
Argentina	768	448	1,209	460	185	84
Other	421	128	585	326	232	165

US	5,391	859	6,949	3,934	1,117	552

Operating areas	35,288	11,554	49,452	27,168	16,515	9,785

Corporate Centre	(947)	(69)	(1,028)	(1,523)	(1,739)	(1,721)

Total Group	34,341	11,485	48,424	25,645	14,776	8,064

Global businesses
Retail Banking	32,522	8,946	42,832	23,577	13,408	7,793
Santander Corporate & Investment Banking	2,378	1,512	5,087	2,982	2,657	1,705
Wealth Management	420	1,097	1,543	813	797	528
Real estate activity Spain	(33)	(0)	(10)	(204)	(347)	(242)

Operating areas	35,288	11,554	49,452	27,168	16,515	9,785

Corporate Centre	(947)	(69)	(1,028)	(1,523)	(1,739)	(1,721)

Total Group	34,341	11,485	48,424	25,645	14,776	8,064

Underlying attributable profit 2018. % distribution of operating areas A

Geographic businesses

A.	Excluding Corporate Centre and Real estate activity Spain.

Global businesses

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Business areas performance

2017. Main items of the underlying income statement

EUR million

Geographic businesses	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Continental Europe	9,230	4,167	14,417	6,754	4,899	3,202

Spain	3,784	2,333	6,860	2,820	2,002	1,439
Santander Consumer Finance	3,571	878	4,484	2,506	2,083	1,254
Poland	928	443	1,419	814	581	300
Portugal	788	360	1,245	630	574	435
Other	160	153	409	(16)	(340)	(225)

United Kingdom	4,363	1,003	5,716	2,855	2,184	1,498

Latin America	15,984	5,494	22,519	13,799	7,497	4,297

Brazil	10,078	3,640	14,273	9,193	4,612	2,544
Mexico	2,601	749	3,460	2,078	1,134	710
Chile	1,907	391	2,523	1,498	1,059	586
Argentina	985	596	1,747	777	526	359
Other	413	117	516	252	165	97

US	5,569	971	6,959	3,761	892	408

Operating areas	35,146	11,635	49,611	27,170	15,473	9,405

Corporate Centre	(851)	(38)	(1,220)	(1,696)	(1,923)	(1,889)

Total Group	34,296	11,597	48,392	25,473	13,550	7,516

Global businesses
Retail Banking	32,339	9,306	42,904	23,228	12,555	7,456
Santander Corporate & Investment Banking	2,442	1,627	5,503	3,474	2,712	1,780
Wealth Management	404	700	1,212	684	667	478
Real estate activity Spain	(38)	2	(8)	(217)	(461)	(308)

Operating areas	35,146	11,635	49,611	27,170	15,473	9,405

Corporate Centre	(851)	(38)	(1,220)	(1,696)	(1,923)	(1,889)

Total Group	34,296	11,597	48,392	25,473	13,550	7,516

Underlying attributable profit 2017. % distribution of operating areas A

Geographic businesses

A.	Excluding Corporate Centre and Real estate activity Spain.

Global businesses

287

4.3 Geographic businesses

Continental Europe

2018 Highlights
• Focus on three main priorities: customer loyalty, digital transformation and operational excellence.
• Progress in the incorporation of the new strategic business: Banco Popular in Spain and Portugal, and the retail and SME businesses acquired from Deutsche Bank Polska (DBP) in Poland.
• Underlying attributable profit amounts to EUR 3,642 million, 14% higher in euros and excluding the exchange rate impact, spurred by customer revenue, partly driven by Banco Popular’s integration.

Strategy

In an environment of historically low interest rates, the Group carried out a strategy that enabled us to improve customer loyalty, increase activity, customer revenue growth, cost control and enhance credit quality.

Additionally, 2018 was a key year in Continental Europe due to the resizing that followed the new strategic business integration into the Group.

In Portugal, the Bank completed the operational and technological integration of Banco Popular Portugal. After this acquisition, Santander Totta became the largest privately owned bank in terms of assets and loans and advances to customers in the domestic activity.

Loyal customers	Digital customers
Thousands	Thousands

In Spain, we strengthened our position after the acquisition of Banco Popular, whose integration is progressing as scheduled. We completed the legal integration, and the central and territorial services are already unified. Of note, good performance of the first joint commercial offer (1|2|3 Profesionales account) which had accounted more than 160,000 customers by the end of the year, well above the initial target.

On the other hand, progress in the management of Banco Popular’s alliances in order to recover strategic business and ease its integration, focusing on enhancing the customer experience. Of note was the sale of 49% of WiZink stake to Värde Partners, Inc and the recovering of Banco Popular card business. At the same time, we recovered its ATM business.

In Poland, the recently named Santander Bank Polska (former BZ WBK) strengthened its position in the country following the acquisition of the retail, SMEs and private banking business of DBP.

Lastly, Continental Europe benefited from the creation of the Santander Wealth Management global unit at the end of 2017 (including Asset Management and Private Banking) in order to offer an improved and wider range of funds. In Private Banking, we are developing a new proposition, which intends to be the leader in Europe, supported by the collaboration of the countries where the Group operates.

The Group continues to be immersed in its cultural transformation in the region. Santander was awarded with the Top Employers Europe 2018 certification.

As a result, the number of loyal customers and digital customers rose (31% and 33% respectively), increasing in all countries of this area.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

Activity

Loans and advances to customers rose almost 1%. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers increased 2% mainly driven by Santander Consumer Finance and Poland (partially due to the integration of DBP). Spain and Portugal decreased in a deleveraging market environment, where consumer loans and SMEs recorded a better evolution than large companies and institutions.

Customer deposits were 5% higher year-on-year, both in euros as well as excluding repurchase agreements and the exchange rate impact, due to the increase in demand deposits in all units, which offset lower time deposits.

Of note was the performance of Spain, where demand deposits amounted to more than EUR 14,000 million (+8%, driven by the 1|2|3 loyalty strategy), while time deposits decreased more than EUR 12,000 million (-20%) due to reduction of expensive deposits (partially from Banco Popular), as part of our strategy to reduce the cost of funding.

Including mutual funds (-5%), customer funds grew 3%.

Results

Underlying attributable profit amounted to EUR 3,642 million in the year (39% of the Group’s operating areas). Underlying RoTE was 10.64%.

Compared to 2017, underlying attributable profit rose 14%, without having any exchange rate impact. The evolution of profit and the main P&L lines were affected by the integration of Banco Popular in Spain and Portugal in June 2017.

By lines:

•	Total income increased 10%, driven by all the main items. Net interest income rose 10% with a positive evolution in all units, mainly Spain and Portugal. Net fee income was 6% higher, especially in Spain due to transactionality. The only decrease was recorded in Santander Consumer Finance due to lower income from insurance. Gains on financial transactions rose 47% (accounting for just 6% of total income), mainly driven by Spain’s performance.

•	Administrative expenses and amortisations up 8%, as Spain was very affected by Popular’s integration. The ongoing measures to optimise costs, as part of the integration process, were reflected in the first synergies.

•	Net loan-loss provisions were 26% higher due to the perimeter, as credit quality improved: the NPL ratio decreased 57 bps year-on-year to 5.25%, with a positive performance in all commercial units. The coverage ratio fell slightly to 52%.

•	Other gains (losses) and provisions recorded a loss of EUR 704 million (EUR -746 million in 2017), with an uneven performance by units.

Continental Europe

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	10,107	9,230	9.5	9.8
Net fee income	4,419	4,167	6.1	6.2
Gains (losses) on financial transactions A	916	625	46.4	47.0
Other operating income	440	394	11.5	11.8

Total income	15,881	14,417	10.2	10.4

Administrative expenses and amortisations	(8,278)	(7,662)	8.0	8.3

Net operating income	7,604	6,754	12.6	12.9

Net loan-loss provisions	(1,399)	(1,109)	26.2	26.4
Other gains (losses) and provisions	(704)	(746)	(5.7)	(5.6)

Profit before tax	5,501	4,899	12.3	12.6

Tax on profit	(1,461)	(1,315)	11.1	11.3

Profit from continuing operations	4,040	3,584	12.7	13.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,040	3,584	12.7	13.1

Non-controlling interests	397	382	4.1	4.2

Underlying attributable profit to the parent	3,642	3,202	13.7	14.1

Balance sheet
Loans and advances to customers	383,020	380,080	0.8	1.0
Cash, central banks and credit institutions	142,813	114,966	24.2	24.2
Debt instruments	89,030	99,728	(10.7)	(10.6)
Other financial assets	36,012	39,918	(9.8)	(9.8)
Other asset accounts	31,011	43,429	(28.6)	(28.6)

Total assets	681,887	678,122	0.6	0.7

Customer deposits	369,730	352,548	4.9	5.1
Central banks and credit institutions	158,761	159,794	(0.6)	(0.8)
Marketable debt securities	62,018	61,214	1.3	1.5
Other financial liabilities	37,142	45,919	(19.1)	(19.1)
Other liabilities accounts	14,827	17,308	(14.3)	(14.2)

Total liabilities	642,479	636,784	0.9	1.0

Total equity	39,408	41,338	(4.7)	(4.4)

Pro memoria:

Gross loans and advances to customers B	390,794	384,088	1.7	1.9
Customer funds	436,913	425,301	2.7	2.9
Customer deposits C	366,351	351,282	4.3	4.5
Mutual funds	70,562	74,020	(4.7)	(4.5)

Ratios (%) and operating data
Underlying RoTE	10.64	9.82	0.82
Efficiency ratio	52.1	53.1	(1.0)
NPL ratio	5.25	5.82	(0.57)
NPL coverage	52.2	54.4	(2.2)
Number of employees	67,572	67,922	(0.5)
Number of branches	5,998	6,298	(4.8)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

289

Spain

2018 Highlights

•  Banco Popular’s integration is progressing as scheduled: the legal integration was completed, central services and regional teams unified, a single technological platform put in place and migration of customers has already started.

• Progress was made on digital transformation and the customer relationship model (4.8 million digital customers, launch of Work Café and reinforcement of Santander Personal).
• Strong growth in SME and companies. New lending was 17% higher and the stock increased by EUR 1,800 million year-on-year.
• Underlying attributable profit rose 21% in 2018, with better efficiency, a cost of credit at around 30 bps and a positive impact from the incorporation of Banco Popular.

Strategy

In 2018, the integration of Banco Popular progressed as scheduled, the central services and regional teams unified and a single technological platform put in place where we started the migration of customers. Progress was also made in managing of Banco Popular’s alliances in order to recover strategic businesses.

Loyal customers rose 40%, with double-digit rises in the main transactional drivers: cards turnover rose 14% year-on-year; points of sale, +11% with a market share gain of 253 bps year-on-year; insurance, +30% in new protection insurance premiums and growth via digital means due to the improved process of online approvals.

The SMEs and companies segment was also very dynamic: commercial activity increased 17%, largely from international business (+10%), backed by trade corridors and more staffing.

In 2018 SCIB continued to be the leader in lending to large companies in Spain, according to Dealogic. Of note were the more than 80 syndicated loans. On the other hand, Santander Private Banking continued to be the market leader and it was named Best Private Bank in Spain by The Banker magazine.

Digital customers increased 51%, backed by the digital transformation, to 4.8 million and the weight of sales via digital

Loyal customers	Digital customers
Thousands	Thousands

channels rose to c.30% in December 2018. Regarding our digital transformation, of note were the following initiatives:

–

Implementation of Santander Personal, our tailored remote management. We doubled our remote managers, we commercialised all our products through this channel and incorporated distinctive customer relation items, such as video calls through the app or chat with the manager.

–	Launch of Smartbank, new relationship model with the more than 600,000 millennial customers, offering them tailored financial and non-financial proposals.

–	Launch of SO:FIA, an investment platform for the integral management of shares, mutual and pension funds.

–

New web for companies, fully renovated as a differential feature in the sector: online global position, one click remittances, totally integrated payment and transfer suite, international business, pre-approved loans, etc., to strengthen our competitive advantage in SMEs.

–	Launch of Santander OnePay Fx, a blockchain-based international payment service which cuts transfer time by the same day or by the next day.

Leaders in mobile and website functionalities for retail banking (Aqmetrix Ranking) New relationship model for the millennials

290	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

–	Boost in consumer credit thanks to increased sales in pre-approved credit via ATMs, going from a pure servicing model to a more commercial one.

Regarding the improvements on customer experience and attention, we continue to update the branch distribution network with new models, such as Smart Red (556 branches), and we opened the first Work Café, which integrates co-working space, a coffee shop and bank, focusing on the customer experience and digital capabilities.

Lastly, in 2018 our contract centre was awarded the CRC ORO for excellent Customer Service in Spain.

Activity

Loans and advances to customers decreased 6%. In gross terms, excluding reverse repurchase agreements, they fell 4% in euros compared to 2017 because of the fall in large companies and institutions, which offset the growth in retail banking due to the rise in private banking (EUR 400 million) and SMEs and companies loans (EUR 1,800 million).

Customer deposits increased 1% compared to 2017. Demand deposits rose 8%, driven by the 1|2|3 account (up EUR 5,300 million in the year), which offset the decrease in time deposits down from 41 bps in the fourth quarter of 2017 to 20 bps in the fourth quarter of 2018.

Customer funds remained stable including the 5% decrease in mutual funds. In addition, EUR 14,142 million are managed in pension funds, 6% lower than in 2017.

Results

Underlying attributable profit amounted to EUR 1,738 million (17% of the Group’s total operating areas) and underlying RoTE was 10.81%.

Compared to 2017, underlying attributable profit was 21% higher:

•	Total income rose 15%, spurred by net interest income (+15%) reflecting a sustained improvement of customer spreads due to the lower cost of funding. Net fee income was 13% higher, thanks to increased transactions. Of note was income from servicing, mutual funds and insurance. Gains on financial transactions rose 28%, favoured by the management of ALCO portfolios.

•	Administrative expenses and amortisations were 11% higher. However, the first synergies from the optimisation measures carried out as part of the integration process are starting to materialise.

•	Net loan-loss provisions rose 21%. Nevertheless, the NPL ratio fell to 6.19% in December 2018 from 10.52% in June 2017, when Banco Popular was incorporated, and the cost of credit was just 33 bps.

•	Other gains (losses) and provisions increased their losses in the year, partly due to provisions related to foreclosed assets.

Year-on-year growth rates of profit and the main P&L lines were impacted by the incorporation of Popular.

Spain

EUR million

Underlying income statement	2018	2017	%
Net interest income	4,360	3,784	15.2
Net fee income	2,631	2,333	12.8
Gains (losses) on financial transactions A	560	436	28.4
Other operating income	343	307	11.8

Total income	7,894	6,860	15.1

Administrative expenses and amortisations	(4,480)	(4,040)	10.9

Net operating income	3,414	2,820	21.1

Net loan-loss provisions	(728)	(603)	20.7
Other gains (losses) and provisions	(362)	(215)	68.3

Profit before tax	2,325	2,002	16.1

Tax on profit	(586)	(546)	7.3

Profit from continuing operations	1,739	1,456	19.4

Net profit from discontinued operations	—	—	—

Consolidated profit	1,739	1,456	19.4

Non-controlling interests	1	17	(96.8)

Underlying attributable profit to the parent	1,738	1,439	20.8

Balance sheet
Loans and advances to customers	206,776	220,550	(6.2)
Cash, central banks and credit institutions	117,215	91,395	28.3
Debt instruments	60,720	76,806	(20.9)
Other financial assets	32,727	36,710	(10.9)
Other asset accounts	16,644	26,348	(36.8)

Total assets	434,082	451,809	(3.9)

Customer deposits	255,402	252,866	1.0
Central banks and credit institutions	93,854	100,727	(6.8)
Marketable debt securities	24,608	26,286	(6.4)
Other financial liabilities	35,054	43,529	(19.5)
Other liabilities accounts	8,878	11,230	(20.9)

Total liabilities	417,796	434,639	(3.9)

Total equity	16,286	17,170	(5.1)

Pro memoria:

Gross loans and advances to customers B	209,630	218,607	(4.1)
Customer funds	315,351	316,784	(0.5)
Customer deposits C	253,946	251,999	0.8
Mutual funds	61,406	64,785	(5.2)

Ratios (%) and operating data
Underlying RoTE	10.81	10.31	0.51
Efficiency ratio	56.8	58.9	(2.1)
NPL ratio	6.19	6.32	(0.13)
NPL coverage	45.0	46.8	(1.8)
Number of employees	32,313	33,271	(2.9)
Number of branches	4,366	4,485	(2.7)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

291

Santander Consumer Finance

2018 Highlights

•  SCF is the European leader in consumer finance.

•  Main management focuses: to remain leader in auto finance and increase consumer finance, strengthening digital channels.

•  Underlying attributable profit rose 3% in euros and 4% year-on-year excluding the exchange rate impact. High profitability (underlying RoTE of 16%) and cost of credit at historic lows.

Strategy

SCF is Europe’s consumer finance market leader, with a presence in 15 European countries and more than 130,000 associated points-of-sale (auto dealers and shops). It also has a significant number of finance agreements with auto and motorbike manufacturers and retail distribution groups.

In 2018, SCF continued to gain market share, underpinned by a solid business model: highly diversified by countries with a critical mass in key products, more efficient than competitors and a risk control and recovery system that enables to maintain high credit quality.

On the other hand, we continued to sign and develop new agreements, both with retail distributors as well as producers, seeking to help them in the commercial transformation process and thus increase the value proposition for the final client.

Management focused on:

•	Maximising efficiency of capital, in a competitive environment characterised by the entry of new competitors, an excess of liquidity in markets and moderate GDP growth.
•	Remaining the leaders in auto finance and growing consumer credit by extending agreements with the main dealers.

•	Strengthening digital channels and helping our partners through their digital transformation. SCF launched two core projects: the e-commerce platform, to help our partners create, manage and improve their business; and digital interaction, which optimises the relationship between agents and the customers.

•	The plan to integrate the retail networks of SC Germany progressed as scheduled.

Of note, SCF was recognised as Top Employer Europe 2018 in Austria, Belgium, Germany, Italy, The Netherlands and Poland.

Activity

The stock of loans and advances to customers rose 6% compared to 2017. Gross loans excluding reverse repurchase agreements and the impact of exchange rates, also grew 6%. Almost all country units grew their business, more than 70% of lending is in countries with the highest rating and Germany and the Nordics account for 52% of the portfolio.

Loans and advances to customers by geographic area

December 2018

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Business areas performance

New lending increased 7% compared to 2017, growth in almost all countries driven by commercial agreements in several of them. Of note were the rises in France, Poland, the Nordics and Italy.

SCF is benefiting from having banking licenses in most of the countries in which it operates, enabling it to take deposits in many of them. It also has a high diversification of funding sources, with a good structure to access markets through securitisations and other issues.

This enabled customer deposits to be a product that sets Santander apart from its competitors (above EUR 36,000 million) coupled with the high capacity to access wholesale funding.

Results

Underlying attributable profit was EUR 1,296 million in 2018 (13% of the Group’s total operating areas) and underlying RoTE was 15.86%.

Compared to 2017, underlying attributable profit was 3% higher in euros and 4% excluding the exchange rate impact, as follows:

•	Total income rose 3%, driven by net interest income (+5%) due to higher volumes and lower funding costs. Net fee income declined 9%, largely due to the adaptation of insurance business to the new environment.

•	Administrative expenses and amortisations increased slightly (+1%) and the efficiency ratio improved to 43.1%.

•	Net loan-loss provisions increased 36%, because of the positive impact in 2017 of the sale of foreclosed portfolios and other releases. The cost of credit remained low for this type of business (0.38%), underscoring the good performance of portfolios. The NPL ratio was 2.29%, 21 bps lower year-on-year, and the coverage ratio increased to 106% (101% in December 2017).

•	Other gains (losses) and provisions amounted to EUR -125 million in 2018, 21% lower than in 2017 (in that year SCF recorded provisions for possible litigation and customers’ complaints).

•	The largest contribution to the underlying attributable profit came from Germany (EUR 349 million), the Nordic countries (EUR 331 million) and Spain (EUR 246 million).

Santander Consumer Finance

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	3,723	3,571	4.3	4.9
Net fee income	798	878	(9.1)	(9.0)
Gains (losses) on financial transactions A	55	3	—	—
Other operating income	34	32	6.8	8.3

Total income	4,610	4,484	2.8	3.3

Administrative expenses and amortisations	(1,985)	(1,978)	0.4	0.9

Net operating income	2,625	2,506	4.8	5.3

Net loan-loss provisions	(360)	(266)	35.4	36.1
Other gains (losses) and provisions	(125)	(157)	(20.4)	(20.5)

Profit before tax	2,140	2,083	2.8	3.3

Tax on profit	(577)	(588)	(1.9)	(1.4)

Profit from continuing operations	1,564	1,495	4.6	5.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,564	1,495	4.6	5.2

Non-controlling interests	268	241	10.9	10.9

Underlying attributable profit to the parent	1,296	1,254	3.4	4.1

Balance sheet
Loans and advances to customers	95,366	90,091	5.9	6.1
Cash, central banks and credit institutions	6,096	4,895	24.5	24.9
Debt instruments	3,325	3,220	3.2	4.0
Other financial assets	31	22	44.8	45.2
Other asset accounts	2,890	3,508	(17.6)	(17.3)

Total assets	107,708	101,735	5.9	6.2

Customer deposits	36,579	35,443	3.2	3.5
Central banks and credit institutions	24,966	23,342	7.0	7.2
Marketable debt securities	31,281	28,694	9.0	9.3
Other financial liabilities	771	996	(22.6)	(22.4)
Other liabilities accounts	3,520	3,637	(3.2)	(3.0)

Total liabilities	97,117	92,112	5.4	5.7

Total equity	10,591	9,623	10.1	10.5

Pro memoria:

Gross loans and advances to customers B	97,707	92,431	5.7	6.0
Customer funds	36,531	35,398	3.2	3.5
Customer deposits C	36,531	35,396	3.2	3.5
Mutual funds	—	2	(100.0)	(100.0)

Ratios (%) and operating data
Underlying RoTE	15.86	16.44	(0.58)
Efficiency ratio	43.1	44.1	(1.1)
NPL ratio	2.29	2.50	(0.21)
NPL coverage	106.4	101.4	5.0
Number of employees	14,865	15,131	(1.8)
Number of branches	438	546	(19.8)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

293

Poland

2018 Highlights
• The Group strengthened its position in Poland with the integration of the retail and SMEs businesses acquired from Deutsche Bank Polska (DBP). BZ WBK was renamed Santander Bank Polska, S.A.
• Strong growth in volumes reflected in market share gains in a very competitive environment.
• Third bank in customer satisfaction in Poland.

•  Underlying attributable profit fell (-1%) both in euros and excluding the exchange rate impact, due to the sale of portfolios in 2017, the cost of rebranding in 2018 and the charges associated with the integration of DBP.

Strategy

The retail and SMEs businesses acquired from Deutsche Bank Polska was successfully integrated into Santander Bank Polska in November. Almost 400,000 customers were migrated. As a result, Santander Bank Polska reinforced its position as one of the largest financial entities in Poland. For the first time in the Polish banking system, the legal and operating merger, as well as the branch rebranding were accomplished in just one weekend.

The Bank continued its strategy to become the bank of first choice, anticipating and responding to customer expectations.

The digital transformation continued during the year with the launch of mSignature, a mobile app authorisation tool as an inexpensive and secure alternative for SMS codes. The credit card and loan after-sale services were digitised. The Santander Internet service gives customers the option to amortise the entire loan or a portion.

Following the implementation of Apple Pay, which joined Google Pay, Garmin Pay, BLIK, HCE and Fitbit, already in place, Santander Bank Polska S.A. now offers six cashless payment methods.

Loyal customers	Digital customers
Thousands	Thousands

At the end of 2017, the As I Want account was successfully launched and we already have more than one million accounts opened. It was recognised as the best account for young people in the financial portal money.pl.

Santander Bank Polska S.A. made significant headway in the implementation of agile methodology in the Retail Banking division. The following four tribes were established at the end of September 2018: Multichannel, Individual Customer, Risk and Consumer Engineering. The second and third rounds are underway in order to create the next tribes. This transformation project aims to speed up the delivery of innovative solutions and effectively analyse customer technology needs.

All these actions resulted in important awards for the Bank in Poland, notably Bank of the Year in Poland by The Banker and second place in the Banking Stars ranking (third in 2017). The Bank was the best in two categories: efficiency and stability. Also, it obtained the maximum score in the loans to total assets ratio, net loan to deposit ratio and fee income to total revenue ratio. The Bank also recorded the largest profit, RoE and RoA.

294	2018 Annual Report

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banking	governance	and financial review	management
Business areas performance

At the end of 2018, Santander Bank Polska had 1.8 million loyal customers (+30%), and 2.2 million digital customers (+5%) compared to 2017.

Activity

The increased activity in an environment of volume growth and the incorporation of DBP, resulted in higher loans and advances to customers (+27%) compared to 2017 in euros. In real terms and excluding reverse repos and the exchange rate impact, loans rose 30% backed by the target segments: SMEs (+59%), individuals (+37%, notably mortgages and cash loans), companies (+14%) and SCIB (+10%).

Customer deposits increased 38% year-on-year in euros. Excluding repos (repurchase agreements) and the exchange rate impact, deposits rose 36%, with double-digit growth in those from SMEs and companies as well as individuals, partly in order to increase the liquidity buffer ahead of the acquisition of Deutsche Bank Polska. Customer funds (including mutual funds) increased 32%.

Moreover, Santander Bank Polska launched the first European Medium Term Notes (EMTN) programme with EUR 500 million Eurobonds (three-year fixed price Mid Swap +77 bps). Santander SCIB acted as sole arranger and bookrunner.

Results

Underlying attributable profit of EUR 298 million in the year (3% of the Group’s total operating areas), and underlying RoTE of 10.29%.

Compared to 2017, underlying attributable profit decreased 1% in euros as well as excluding the exchange rate impact, driven by:

•	Total income increased 5%, driven by net interest income (+7%) backed by larger volumes and price management in a low interest rate environment. Net fee income rose 2%, mainly from loans, cards and foreign currency, while the gain on financial transactions fell 15%.

•	Administrative expenses and amortisations rose 5% due to transformation projects and pressure on salaries.

•	Net loan-loss provisions were 17% higher, partly because of the sale of a non-performing loan portfolio in the first half of 2017. The cost of credit was 0.65% (0.62% in 2017). The NPL ratio improved to 4.28% (4.57% in December 2017).

•	Other gains (losses) and provisions recorded the impact of rebranding charges as well as those related to DBP’s acquisition.

Poland

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	996	928	7.3	7.4
Net fee income	453	443	2.2	2.3
Gains (losses) on financial transactions A	44	52	(15.4)	(15.3)
Other operating income	(4)	(3)	35.8	36.0

Total income	1,488	1,419	4.8	4.9

Administrative expenses and amortisations	(636)	(605)	5.2	5.3

Net operating income	851	814	4.5	4.7

Net loan-loss provisions	(161)	(137)	17.3	17.4
Other gains (losses) and provisions	(135)	(96)	40.0	40.2

Profit before tax	555	581	(4.4)	(4.3)

Tax on profit	(131)	(148)	(11.3)	(11.2)

Profit from continuing operations	424	432	(2.0)	(1.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	424	432	(2.0)	(1.9)

Non-controlling interests	126	132	(4.8)	(4.7)

Underlying attributable profit to the parent	298	300	(0.7)	(0.6)

Balance sheet
Loans and advances to customers	28,164	22,220	26.8	30.5
Cash, central banks and credit institutions	3,260	1,661	96.3	102.2
Debt instruments	10,570	6,786	55.8	60.4
Other financial assets	534	491	8.7	12.0
Other asset accounts	1,140	1,014	12.4	15.8

Total assets	43,669	32,171	35.7	39.8

Customer deposits	33,417	24,255	37.8	41.9
Central banks and credit institutions	2,163	952	127.2	134.0
Marketable debt securities	1,789	821	117.9	124.4
Other financial liabilities	558	523	6.8	10.0
Other liabilities accounts	809	684	18.3	21.8

Total liabilities	38,736	27,235	42.2	46.5

Total equity	4,933	4,936	(0.1)	2.9

Pro memoria:

Gross loans and advances to customers B	29,033	22,974	26.4	30.1
Customer funds	35,554	27,803	27.9	31.7
Customer deposits C	31,542	23,903	32.0	35.9
Mutual funds	4,012	3,900	2.9	5.9

Ratios (%) and operating data
Underlying RoTE	10.29	11.56	(1.27)
Efficiency ratio	42.8	42.6	0.1
NPL ratio	4.28	4.57	(0.29)
NPL coverage	67.1	68.2	(1.1)
Number of employees	12,515	11,572	8.1
Number of branches	611	576	6.1

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

295

Portugal

2018 Highlights

•  The operational and technological integration of Banco Popular Portugal was completed in October 2018.

•  Santander Totta strengthened its position as the country’s largest privately owned bank by assets and domestic loans and advances to customers.

•  The digital and commercial transformation continued, increasing sales via digital channels and boosting growth of loyal and digital customers.

•  Underlying attributable profit rose 10% year-on-year due to the improvement of the efficiency ratio and lower provisions. The NPL ratio improved significantly and cost of credit was just 9 bps.

Strategy

The offer of products and services tailored to customer needs, focused on boosting loyalty, continued in 2018.

The strategy to transform the business model spurred growth in loyal and digital customers. Of note, in addition to World 1|2|3, was the development of new digital platforms such as the app Santander Empresas, mobile real-time push notifications and alerts for cards and accounts, card blocking services and credit card payments in instalments (PagaSimples).

In personal lending, CrediSimples (loan contracting exclusively through digital channels) already accounted for 28% of new lending (with that to loyal companies gaining significant market share).

Regarding customer funds, customer deposits grew above the market, gaining market share. The Bank launched Conta SIM, a simple and more digital account, with a basic offer of products and services for customers at the start of their working life or with lower income.

As at December 2018, Santander Totta had 752,000 loyal customers (+9% compared to 2017) and 734,000 digital customers (+32% year-on-year).

Santander Totta continued to be recognised for its activity. Of note: Best Bank in Portugal by Global Finance in 2018 and by World Finance as the Best Retail Bank in Portugal. Recently, it was also awarded Best Private Bank 2019 by Global Finance and Euromoney.

This commercial activity was developed during the operational and technological integration of Banco Popular, completed in October 2018.

Moreover, credit rating agencies upgraded their ratings throughout the year. In October, S&P upgraded its Stand Alone Credit Profile to bbb- and Moody’s upgraded deposits and long-term debt to Baa2/P-2 and Baa3/P-3, respectively. In September S&P improved its outlook from stable to positive. DBRS upgraded in April the Bank’s long-term debt to A with stable outlook.

Loyal customers	Digital customers
Thousands	Thousands

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

Activity

Loans and advances to customers remained strong in the year. The market share of new lending to companies rose to 20% (+2.7 pp compared to 2017). Regarding SMEs lending, the Bank was the market leader in PME Investe, Crescimento and Capitalizar, with a market share of 23%. New mortgage lending was also very dynamic with a market share of 22% (+0.9 pp compared to 2017).

Despite this strong activity, the stock of loans and advances to customers was 1% lower, compared to 2017. Excluding reverse repurchase agreements, they fell 2% year-on-year, impacted by the sale of non-profitable portfolios.

Customer deposits increased 10% year-on-year driven by demand deposits (+15%) and time deposits (+5%), which produced above-market growth in deposits, particularly in companies. On the other hand, mutual funds decreased 10% and, consequently, customer funds rose 8%.

In addition, EUR 1,154 million are managed in pension funds, 2% lower than in 2017.

Results

Underlying attributable profit amounted to EUR 480 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 12.06%.

Compared to 2017, underlying attributable profit rose 10%. Its performance, and that of the main P&L line items, was affected by the impact of Banco Popular’s incorporation in June 2017, as follows:

•	Total income increased 8%, driven by net interest income (+9%). Net fee income was 5% higher, particularly that from insurance and mutual funds. Gains on financial transactions, on the other hand, declined 1% because of fewer sales of ALCO portfolios in the year.

•	Administrative expenses and amortisations rose (+5%), although at a slower pace than total income. As a result net operating income increased 11% and the efficiency ratio improved to 48%.

•	Net loan-loss provisions increased. However, the cost of credit was just 0.09%. The NPL ratio improved to 5.94% from 7.51% in December 2017 and the coverage ratio stood at 50%.

•	The effective tax rate was higher, partly because of the regulatory rise in corporate tax.

Portugal

EUR million

Underlying income statement	2018	2017	%
Net interest income	858	788	8.9
Net fee income	377	360	4.7
Gains (losses) on financial transactions A	75	76	(1.0)
Other operating income	34	21	61.4

Total income	1,344	1,245	8.0

Administrative expenses and amortisations	(642)	(614)	4.5

Net operating income	702	630	11.3

Net loan-loss provisions	(32)	(12)	160.6
Other gains (losses) and provisions	18	(44)	—

Profit before tax	688	574	19.8

Tax on profit	(205)	(136)	50.5

Profit from continuing operations	483	438	10.3

Net profit from discontinued operations	—	—	—

Consolidated profit	483	438	10.3

Non-controlling interests	2	2	9.5

Underlying attributable profit to the parent	480	435	10.3

Balance sheet
Loans and advances to customers	35,470	35,678	(0.6)
Cash, central banks and credit institutions	3,454	3,015	14.5
Debt instruments	12,303	11,803	4.2
Other financial assets	1,877	1,828	2.6
Other asset accounts	1,904	2,804	(32.1)

Total assets	55,007	55,127	(0.2)

Customer deposits	37,217	33,986	9.5
Central banks and credit institutions	8,007	10,024	(20.1)
Marketable debt securities	4,259	5,413	(21.3)
Other financial liabilities	257	327	(21.6)
Other liabilities accounts	1,197	1,257	(4.8)

Total liabilities	50,937	51,008	(0.1)

Total equity	4,070	4,119	(1.2)

Pro memoria:

Gross loans and advances to customers B	36,568	37,494	(2.5)
Customer funds	39,143	36,115	8.4
Customer deposits C	37,217	33,986	9.5
Mutual funds	1,926	2,130	(9.6)

Ratios (%) and operating data
Underlying RoTE	12.06	11.65	0.41
Efficiency ratio	47.8	49.3	(1.6)
NPL ratio	5.94	7.51	(1.57)
NPL coverage	50.5	62.1	(11.6)
Number of employees	6,705	6,822	(1.7)
Number of branches	572	681	(16.0)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

297

United Kingdom

2018 Highlights

•  We continued with our strategy of selective growth in a competitive and uncertain operating environment whilst actively managing costs in order to improve operational efficiency and the customer experience.

•  Good business evolution: strongest mortgage growth in the last three years in a highly competitive market, which was partially offset by a reduction in commercial real estate exposure.

•  Our results reflect income pressures and higher regulatory, risk and control costs, as well as strategic investment in business transformation and digital enhancement. Cost of credit at just 7 bps.

Strategy

We remained focused on growing customer loyalty, operational and digital excellence and steady and sustainable profit growth, while being the best bank for our employees and the communities in which we operate.

To this end, we continued to develop our digital proposition, and in 2018 we retained 55% of refinanced mortgage loans online, an increase of 6 pp year-on-year. We also opened 43% of current accounts and 65% of credit cards through digital channels, increases of 5 and 13 pp, respectively.

We enhanced our Investment Hub platform with a Digital Investment Adviser, which offers easy access to online investment advice from GBP 20 per month. This enables customers to invest up to a maximum of GBP 20,000 in less than 30 minutes, and also receive a personal savings recommendation.

The number of digital customers reached 5.5 million, up 9% year-on-year.

In addition, we launched our innovative 1I2I3 Business current account in October 2018, which offers standout value to UK SMEs as we seek to shake up the business banking market. Also, we further developed our international proposition with 3 trade corridors established in the year.

We ranked second in retail customer satisfaction, as published by the Financial Research Survey (FRS). And as reported by the

Charterhouse Business Banking Survey, our Corporate customer satisfaction at 61% was 7 pp above the market average.

The number of loyal retail customers continued to grow, although at a slower pace (+3%) given the high comptetition in savings products. Loyal corporate customers increased 5%, with our customer-focused and international proposition.

This performance was achieved despite a very competitive UK banking environment, and one which faces major regulatory changes. Open Banking and PSD II (Payment Services Directive) will influence customer interaction and possibly the competitive landscape.

Loyal customers	Digital customers
Thousands	Thousands

298	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

In 2018, we completed our transition to a ring-fence compliant structure, with the conclusion of the required transfers of business from Santander UK to the Santander London Branch.

Activity

Loans and advances to customers increased 6% in euros compared to 2017. Excluding reverse repurchase agreements and the exchange rate impact, they rose 1%, due to growth in mortgage loans, underpinned by our focus on customer service and retention, offset by managed reductions in commercial real estate exposure.

Customer deposits declined 9% year-on-year in euros and were 1% lower excluding repurchase agreements and the exchange rate impact. Current accounts rose 2%, offset by the reduction in savings and time deposits as part of a management pricing strategy. Mutual funds down 11% predominately driven by negative market movements and reduced net flows this year.

Results

Underlying attributable profit amounted to EUR 1,362 million in 2018 (13% of the Group’s total operating areas), and underlying RoTE was 9.32%.

Compared to 2017, underlying attributable profit was 9% lower in euros and 8% excluding the exchange rate impact, as follows:

•	Total income declined 4% due to lower net interest income (-4%) because of the competitive pressure on mortgage spreads and continued SVR (Standard Variable Rate) volumes attrition. Gains on financial transactions fell 29% largely due to capital gains recorded in 2017. Net fee income, on the other hand, rose 3% backed by income from asset management, partly offset by lower fee income from SCIB.

•	Administrative expenses and amortisations rose 6% because of increased regulatory, risk and control costs and ongoing strategic and digital transformation investments.

•	Net loan-loss provisions declined 14%, with a cost of credit of just 7 bps. The NPL ratio improved to 1.05% from 1.33% in 2017, backed by our prudent approach to risk and the resilience of the UK economy. The coverage ratio rose to 33% (32% in 2017).

•	Other gains (losses) and provisions in the lower part of the income statement had a positive impact in the year, largely due to payment protection insurance charges in 2017 which were not repeated this year.

United Kingdom

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	4,136	4,363	(5.2)	(4.3)
Net fee income	1,023	1,003	2.0	2.9
Gains (losses) on financial transactions A	199	282	(29.4)	(28.7)
Other operating income	62	68	(7.9)	(7.0)

Total income	5,420	5,716	(5.2)	(4.3)

Administrative expenses and amortisations	(2,995)	(2,861)	4.7	5.7

Net operating income	2,426	2,855	(15.0)	(14.2)

Net loan-loss provisions	(173)	(205)	(15.3)	(14.5)
Other gains (losses) and provisions	(327)	(466)	(30.0)	(29.3)

Profit before tax	1,926	2,184	(11.8)	(11.0)

Tax on profit	(539)	(662)	(18.6)	(17.8)

Profit from continuing operations	1,387	1,523	(8.9)	(8.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,387	1,523	(8.9)	(8.0)

Non-controlling interests	25	25	0.7	1.6

Underlying attributable profit to the parent	1,362	1,498	(9.1)	(8.2)

Balance sheet
Loans and advances to customers	257,284	243,617	5.6	6.5
Cash, central banks and credit institutions	39,843	56,762	(29.8)	(29.2)
Debt instruments	29,190	26,188	11.5	12.4
Other financial assets	13,397	24,690	(45.7)	(45.3)
Other asset accounts	9,638	9,974	(3.4)	(2.6)

Total assets	349,353	361,230	(3.3)	(2.5)

Customer deposits	210,388	230,504	(8.7)	(8.0)
Central banks and credit institutions	33,430	27,833	20.1	21.1
Marketable debt securities	67,556	61,112	10.5	11.5
Other financial liabilities	16,583	21,167	(21.7)	(21.0)
Other liabilities accounts	4,181	4,310	(3.0)	(2.2)

Total liabilities	332,137	344,926	(3.7)	(2.9)

Total equity	17,216	16,304	5.6	6.5

Pro memoria:

Gross loans and advances to customers B	235,753	235,783	(0.0)	0.8
Customer funds	206,630	210,305	(1.7)	(0.9)
Customer deposits C	199,054	201,763	(1.3)	(0.5)
Mutual funds	7,576	8,543	(11.3)	(10.6)

Ratios (%) and operating data
Underlying RoTE	9.32	10.26	(0.94)
Efficiency ratio	55.2	50.1	5.2
NPL ratio	1.05	1.33	(0.28)
NPL coverage	33.0	32.0	1.0
Number of employees	25,872	25,971	(0.4)
Number of branches	756	808	(6.4)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

299

Latin America

2018 Highlights

•  Loyal and digital customers increased at double-digit rates in the region, underpinned by innovation, commercial transformation and enhanced loyalty.

•  This strategy produced double-digit growth in volumes (excluding the exchange rate impact) as well as sustainable increase in customer revenue and cost of credit improvement.

•  Underlying attributable profit of EUR 4,228 million, 2% down year-on-year in euros, impacted by the high inflation adjustment in Argentina and currency depreciation against the euro in Latin American countries. Excluding the exchange rate impact, it rose 16%.

Strategy

Santander is a relevant player in the main markets of Latin America. Digital technology is enabling financial inclusion in this market, as there are millions of people without access to banking services.

Thanks to our global network, we see great potential in developing relationships to serve our customers better along natural corridors of economic opportunity – such as between Brazil and Argentina, or the US and Mexico.

We continue to invest in operating systems and digital infrastructure in order to streamline processes and enhance the customer experience, launching differential propositions. The actions conducted are detailed in each unit.

In 2018, loyal customers increased 21% and digital customers 30% and both rose in all units.

Loyal customers	Digital customers
Thousands	Thousands

The effort made in the commercial transformation helped soften the impact of some instability bouts on results, stemming from the election calendar in Mexico and Brazil, the impact of some currency depreciation (mainly the Argentine peso), and the high inflation adjustment in Argentina.

The macroeconomic instability in Argentina during the year, caused a strong depreciation of the peso (over 40%) and year-on-year high inflation (47% in December 2018). As a result, Argentina renegotiated its agreement with the IMF and modified its economic programme, focusing on correcting the fiscal deficit.

The agreement enables Argentina to cover its financing needs for 2018-2019. The new monetary and fiscal policies should lead to more stable exchange rates and lower inflation. Santander carried out an inflation adjustment in accordance with regulation IAS29 of EUR 239 million, as detailed on Argentina’s page.

The Group continues to be immersed in its cultural transformation in the region, underscored by the several awards it received. In 2018, Santander was among the top 3 best financial entities to work for in Latin America in the ranking Great Place to Work.

Other awards were: Bank of the Year in Latin America in 2017 and 2018 by The Banker, and Best Private Banking in 2019 by Euromoney.

300	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

Activity

Loans and advances to customers rose 2% in euros compared to 2017. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, rose 12%, with growth rates around or above 10% in all units.

Customer deposits remained stable in euros. Excluding repurchase agreements and the exchange rate impact, deposits increased 15%, with rises across all units driven by both demand and time deposits. Customer funds increased 12% including mutual funds (+6%).

Results

Underlying attributable profit amounted to EUR 4,228 million in the year (43% of the Group’s total operating areas), and underlying RoTE was 19.12%.

Compared to 2017, underlying attributable profit was 2% lower in euros. The performance was very affected by the high inflation adjustment in Argentina, and by currency depreciation against the euro. Excluding the forex impact, profit rose 16%, as follows:

•	Total income increased 12%, backed by the main P&L line items. Good performance of the most commercial revenues, underpinned by higher volumes, management of spreads and increased loyalty. Net interest income was 15% higher and net fee income 16%, with growth in all units. Gains on financial transactions (which account for just 3% of total income), fell 28%, largely due to the evolution in Brazil, impacted by market conditions.

•	Administrative expenses and amortisations were 10% higher, mostly due to expansion and commercial transformation plans, as well as greater digitalisation of the retail network. Of note was the rise in Mexico, because of the ongoing three-year investment plan.

•	Net loan-loss provisions rose 7%, well below the growth rate in loans and advances to customers, and enabled the cost of credit to improve 20 bps in the year, to 2.95%. Credit quality was better: the NPL ratio improved to 4.34%, from 4.46% in December 2017, and the coverage ratio increased to 97%, 85% in December 2017.

•	The negative impact of other income and provisions was 39% lower, thanks to reduced provisions for legal and labour contingencies in Brazil.

Latin America

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	15,654	15,984	(2.1)	15.1
Net fee income	5,253	5,494	(4.4)	15.7
Gains (losses) on financial transactions A	600	1,013	(40.8)	(28.5)
Other operating income	(306)	29	—	—

Total income	21,201	22,519	(5.9)	11.6

Administrative expenses and amortisations	(7,996)	(8,721)	(8.3)	9.9

Net operating income	13,204	13,799	(4.3)	12.7

Net loan-loss provisions	(4,567)	(4,972)	(8.2)	7.1
Other gains (losses) and provisions	(666)	(1,329)	(49.9)	(38.8)

Profit before tax	7,971	7,497	6.3	25.3

Tax on profit	(2,904)	(2,386)	21.7	45.3

Profit from continuing operations	5,067	5,111	(0.8)	16.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,067	5,111	(0.8)	16.1

Non-controlling interests	840	814	3.2	14.2

Underlying attributable profit to the parent	4,228	4,297	(1.6)	16.5

Balance sheet
Loans and advances to customers	150,544	147,929	1.8	11.3
Cash, central banks and credit institutions	60,721	56,087	8.3	20.9
Debt instruments	59,367	57,824	2.7	9.9
Other financial assets	14,994	14,226	5.4	9.5
Other asset accounts	17,731	17,280	2.6	13.2

Total assets	303,356	293,347	3.4	12.8

Customer deposits	142,576	143,266	(0.5)	9.3
Central banks and credit institutions	48,104	39,613	21.4	30.6
Marketable debt securities	37,698	34,435	9.5	18.4
Other financial liabilities	36,851	36,084	2.1	10.9
Other liabilities accounts	10,867	11,016	(1.4)	7.6

Total liabilities	276,095	264,415	4.4	13.9

Total equity	27,261	28,932	(5.8)	3.0

Pro memoria:

Gross loans and advances to customers B	157,022	153,353	2.4	11.9
Customer funds	197,598	194,975	1.3	11.8
Customer deposits C	126,030	120,493	4.6	15.3
Mutual funds	71,568	74,482	(3.9)	6.1

Ratios (%) and operating data
Underlying RoTE	19.12	17.94	1.18
Efficiency ratio	37.7	38.7	(1.0)
NPL ratio	4.34	4.46	(0.12)
NPL coverage	97.3	85.0	12.3
Number of employees	90,196	89,014	1.3
Number of branches	5,803	5,908	(1.8)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

301

Brazil

2018 Highlights

•  Santander Brasil is the third largest privately owned bank and the largest foreign bank in Brazil.

•  We are leaders in customer satisfaction. In less than four years, we have succeeded in strategically repositioning retail banking, and there is still potential to improve further.

•  Prudent risk management underscored by the growth in loans and advances to customers. Profitable market share gains, compatible with lower NPL ratio and cost of credit.

•  Underlying attributable profit rose 2%, up 22% excluding the exchange rate impact, and profitability improved (underlying RoTE of 19.77%), reflecting greater productivity and the best efficiency ratio of recent years.

Strategy

Santander Brasil recorded, once again, historically noteworthy results evolution in 2018, outperforming its main peers and underpinned by increased business activity, higher operational efficiency and enhanced credit quality. This was possible by the continued strengthening of our franchise, agile innovation and enhanced services, in order to improve customer experience and satisfaction.

The year’s main actions by segments included:

•	Aligned with the digital strategy, we put on for the fourth year running, Santander Black Week. We increased our sales through all channels, mainly in mortgages and working capital. We also launched Select Direct and the Meus Compromissos app.

•	The average time for taking out a mortgage loan was cut. New mortgage lending growth more than doubled the market’s and the use of the digital channels for taking out loans increased thanks to the Webcasas tool.

•	New payroll lending increased 28%, notably through digital channels that increased exponentially.

•	We continued to be the leading bank in auto finance, with a market share of 23.7% (+64 bps year-on-year). In Webmotors, we implemented the Cockpit tool, an innovative platform for the resale of vehicles, and launched Autopago, a more secure purchase and sale solution for individuals. We also announced the acquisition of a 51% stake in LOOP, which focuses on the auto market. Moreover, Santander Brasil also created Santander Auto, a fully digital insurer, a joint venture with HDI Seguros.

•	In acquiring business, we maintained our focus on innovative solutions and on integrating the segment offer within the Bank. We implemented the PoS digital, SuperGet remained strong and revenue continued to grow notably (+32% year-on-year), with a market share of 14.4% (+292 bps).

•	In cards, increase in revenue (+20%) and in market share. The Santander Way app continued to be one of the main tools for digitalisation and customer relationship. It is considered the best app in the financial market given its score in both the Apple Store and Google Play.

•	In companies, increased customer base and portfolio volumes. In SMEs thanks to a specialised customer attention we have reached one million customers and gained market share (+40 bps year-on-year) to 11.4%. In Corporate, boosted by the new commercial strategy, and SCIB where we also have diversified revenue sources.

Loyal customers	Digital customers
Thousands	Thousands

302	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

•	Santander continues to hold an outstanding position in the Prospera Santander Microcredit programme, with presence in 630 locations and a loan portfolio of BRL 642 million.

Moreover, in 2018 we strengthened our brand and culture, and were named one of the best companies to work for by The Great Place to Work (GPTW) ranking, for the third year running.

Activity

Loans and advances to customers increased 1% year-on-year in euros, highly impacted by the real’s depreciation. In gross terms (excluding reverse repos and the exchange rate impact), they increased at double-digit rates (+13%). All segments recorded growth, notably consumer finance and SMEs.

Customer deposits fell 3% year-on-year in euros, but increased 23% excluding repos and the exchange rate impact, driven by strong growth in demand deposits (+9%) and time deposits (+29%), offsetting the reduction in letras financeiras.

This evolution was reflected in profitable market share gain on customer funds, mainly in savings and agricultural credit notes.

Results

Underlying attributable profit of EUR 2,605 million in 2018 (26% of the Group’s total operating areas), and underlying RoTE of 19.77%.

Compared to 2017, underlying attributable profit rose 2% in euros. Excluding the exchange rate impact, it was 22% higher, with good performance in the main lines, as follows:

•	Total income increased 12%, driven by net interest income (+16%) due to larger volumes, and net fee income (+15%), with good performance of almost all revenue line items. Of note was the growth in cards (+16%), current accounts (+11%), mutual funds (+54%), and insurance (+13%). Gains on financial transactions, which have very little weight (1%) on total revenue, fell 68%, affected in part by the market environment.

•	Administrative expenses and amortisations rose 5%, in line with business growth. This rise, less than half of that in total income, produced the best efficiency ratio of the last five years, at 33.6%.

•	Net loan-loss provisions increased 4%, well below the growth in loans. All credit quality ratios improved: the cost of credit declined to 4.06% from 4.36% in 2017. The NPL ratio improved to 5.25% from 5.29% a year earlier and the coverage ratio rose to 107% from 93% in 2017.

•	The negative impact of other gains (losses) and provisions was 30% less, due to lower provisions for legal and labour claims (trabalhistas).

•	Profit before tax was 35% higher. This increase, however, did not feed through to underlying attributable profit because of the higher tax (+57%), due to the rise in the effective tax rate (end of some deductions).

Brazil

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	9,758	10,078	(3.2)	15.7
Net fee income	3,497	3,640	(3.9)	14.8
Gains (losses) on financial transactions A	136	510	(73.4)	(68.2)
Other operating income	(46)	46	—	—

Total income	13,345	14,273	(6.5)	11.7

Administrative expenses and amortisations	(4,482)	(5,080)	(11.8)	5.4

Net operating income	8,863	9,193	(3.6)	15.2

Net loan-loss provisions	(2,963)	(3,395)	(12.7)	4.2
Other gains (losses) and provisions	(697)	(1,186)	(41.2)	(29.7)

Profit before tax	5,203	4,612	12.8	34.8

Tax on profit	(2,264)	(1,725)	31.2	56.7

Profit from continuing operations	2,940	2,887	1.8	21.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,940	2,887	1.8	21.7

Non-controlling interests	335	343	(2.2)	16.8

Underlying attributable profit to the parent	2,605	2,544	2.4	22.3

Balance sheet
Loans and advances to customers	70,850	70,454	0.6	12.5
Cash, central banks and credit institutions	37,015	34,920	6.0	18.6
Debt instruments	40,718	38,693	5.2	17.7
Other financial assets	6,133	5,798	5.8	18.3
Other asset accounts	11,320	11,825	(4.3)	7.1

Total assets	166,036	161,690	2.7	14.9

Customer deposits	68,306	70,074	(2.5)	9.0
Central banks and credit institutions	29,758	23,591	26.1	41.1
Marketable debt securities	21,218	20,056	5.8	18.3
Other financial liabilities	24,241	23,783	1.9	14.0
Other liabilities accounts	7,237	7,536	(4.0)	7.4

Total liabilities	150,760	145,040	3.9	16.3

Total equity	15,276	16,650	(8.3)	2.6

Pro memoria:

Gross loans and advances to customers B	75,282	74,341	1.3	13.3
Customer funds	110,243	106,959	3.1	15.3
Customer deposits C	57,432	52,180	10.1	23.1
Mutual funds	52,811	54,779	(3.6)	7.8

Ratios (%) and operating data
Underlying RoTE	19.77	16.91	2.86
Efficiency ratio	33.6	35.6	(2.0)
NPL ratio	5.25	5.29	(0.04)
NPL coverage	106.9	92.6	14.3
Number of employees	46,914	47,135	(0.5)
Number of branches	3,438	3,465	(0.8)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

303

Mexico

2018 Highlights

•  Strategy focused on the commercial and technological transformation, reflected in greater customer attraction and increased loyalty.

•  Boost of digital channels and multichannel innovation, enhancing our value offer with new products and services.

•  In volume terms, growth in loans and advances to customers, notably to companies (+12%) and SMEs (8%). In customer funds, growth continued to be driven by customer deposits from individuals and SMEs.

•  Good trend in profit. Underlying attributable profit rose 7% year-on-year. Excluding the exchange rate impact, it was 14% higher, driven by the good performance of net interest income, fee income and loan-loss provisions.

Strategy

During the year, we continued with our three-year plan of investment in systems and infrastructures as part of the commercial transformation strategy, carried out to improve multichanneling, strengthen our distribution model and launch new commercial initiatives in order to attract customers and increase loyalty with more products and services.

Regarding the distribution model, we are developing different projects such as:

•	Transformation and implementation of the new branch distribution model, up to 314 transformed branches, surpassing the target (300).

•	We also launched the new sucursal Ágil model and the Transformación Digital de Nómina programme in order to improve the customer experience and cut waiting time.

•	The number of new generation full function ATMs reached 817, above target. Also, the CRM was strengthened.

Of note in digitalisation was the following:

•	Launch of Campaña Libertad, in order to boost digital channels and reduce transactions at the branches, freeing commercial time.

•	We continued to strengthen mobile functionalities with Súper Móvil, Súper Wallet and contactless payments.

Moreover, we developed several initiatives to consolidate our position as the bank for SMEs. We launched the new electronic banking system for SMEs and medium size companies, becoming the first bank in Mexico to offer a digital account for SMEs with SAS status (Sociedad por Acciones Simplificadas) created by the Ministry of Economy and we promoted loans to the agribusiness sector.

Our commercial strategy was complemented with new products and services, such as:

•	The Santander Plus programme continued to add customer benefits related to loans, insurance and commercial alliances. Over 4.7 million customers, 55% of whom are new, have already registered two years after its launching.

Loyal customers	Digital customers
Thousands	Thousands

304	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

•	Hipoteca Plus, a very competitive scheme in which customers benefit if they have a close relationship with the Bank.

•	Súper Auto (launched in the second half of the year), for auto and motorcycle finance through a fully digital credit origination. We have over 300 auto selling agencies affiliated and a financed portfolio of EUR 32 million.

•	Select Me, a programme that supports women with solutions that facilitate their day-to-day tasks and professional development. It had over 5,400 active customers at the end of the year.

•	Launch of the new system IVR (Interactive Voice Response) at the Contact Centre.

•	The Tuiio programme offers products and services specially designed for low-income and non bankarised population.

These measures resulted in increased loyalty and digitalisation of our customer base. Loyal customers rose 26% and digital ones 48%, notably mobile banking (+61%).

Activity

Loans and advances to customers increased 16% in euros, compared to 2017. Gross loans and advances to customers rose 10%, excluding reverse repurchase agreements and the exchange rate impact, with focus on profitability and growth in loans to individuals (consumer credit +4%, credit cards +4% and mortgage loans +9%) as well as SMEs, companies, and large companies.

Customer deposits rose 13%. Excluding repurchase agreements and the exchange rate impact, demand deposits increased 5% and time deposits 9%. Mutual funds fell 5%, and so customer funds increased 3%.

Results

Underlying attributable profit amounted to EUR 760 million in the year (8% of the Group’s total operating areas), and underlying RoTE was 20.35%.

Compared to 2017, underlying attributable profit was 7% higher in euros. Excluding the exchange rate impact underlying attributable profit rose 14%, as follows:

•	Total income increased 9%, driven by net interest income (+13%), backed by larger volumes and higher interest rates. Net fee income was 8% more, largely due to credit cards, mutual funds and insurance. Gains on financial transactions, which have very little weight in fee income, fell 28% impacted by the volatile environment.

•	Administrative expenses and amortisations were 13% higher, in line with the ongoing investments.

•	Net loan-loss provisions dropped 2%. The cost of credit improved significantly to 2.75% compared to 3.08% a year ago and the NPL ratio was also better at 2.43% (2.69% in 2017).

Mexico

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	2,763	2,601	6.2	13.2
Net fee income	756	749	0.9	7.5
Gains (losses) on financial transactions A	101	150	(32.5)	(28.0)
Other operating income	(94)	(40)	135.3	150.7

Total income	3,527	3,460	1.9	8.6

Administrative expenses and amortisations	(1,462)	(1,382)	5.8	12.8

Net operating income	2,064	2,078	(0.7)	5.8

Net loan-loss provisions	(830)	(905)	(8.2)	(2.2)
Other gains (losses) and provisions	(3)	(39)	(91.3)	(90.8)

Profit before tax	1,230	1,134	8.5	15.6

Tax on profit	(255)	(230)	10.9	18.2

Profit from continuing operations	975	904	7.9	14.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	975	904	7.9	14.9

Non-controlling interests	215	194	11.1	18.4

Underlying attributable profit to the parent	760	710	7.0	14.0

Balance sheet
Loans and advances to customers	30,632	26,462	15.8	10.0
Cash, central banks and credit institutions	12,403	9,956	24.6	18.4
Debt instruments	14,142	13,676	3.4	(1.7)
Other financial assets	5,683	5,627	1.0	(4.0)
Other asset accounts	3,016	2,481	21.6	15.5

Total assets	65,876	58,203	13.2	7.6

Customer deposits	34,327	30,392	12.9	7.4
Central banks and credit institutions	9,536	8,247	15.6	9.9
Marketable debt securities	6,194	5,168	19.9	13.9
Other financial liabilities	8,281	7,680	7.8	2.5
Other liabilities accounts	2,168	1,779	21.9	15.9

Total liabilities	60,507	53,267	13.6	8.0

Total equity	5,369	4,936	8.8	3.4

Pro memoria:

Gross loans and advances to customers B	31,192	26,962	15.7	10.0
Customer funds	38,630	35,548	8.7	3.3
Customer deposits C	28,705	25,629	12.0	6.5
Mutual funds	9,925	9,919	0.1	(4.9)

Ratios (%) and operating data
Underlying RoTE	20.35	19.50	0.85
Efficiency ratio	41.5	39.9	1.5
NPL ratio	2.43	2.69	(0.26)
NPL coverage	119.7	97.5	22.2
Number of employees	19,859	18,557	7.0
Number of branches	1,418	1,401	1.2

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

305

Chile

2018 Highlights

•  Santander is the leading privately owned bank by assets and customers in a country whose economic growth accelerated in 2018.

•  We continued the transformation of the branch network, driving digitalisation and increasing our value offer with new products and services.

•  Growth in business volumes at a faster pace in several segments. Of note, the rise in loans to companies and increase in fee-generating businesses in SCIB.

•  Underlying attributable profit rose 5% year-on-year. Excluding the exchange rate impact, it was 8% higher, driven by net interest income and net fee income.

Strategy

Santander is the largest privately owned bank in Chile by assets and customers, with a marked retail and transactional focus.

In 2018, the strategy continued to be focused on offering an attractive profitability in a stable country, one with low risk and accelerated economic growth. GDP rose 4% (estimated) in the year (1.5% in 2017).

The focus was on our phygital transformation, a proposition that combines the best of the digital and physical worlds, where progress was made as follows:

•	We continued opening Work Café branches and launched Work Café 2.0, a pilot project for smaller branches, and a new branch model for Select and Private Banking segments.

•	Under the digitalisation strategy, we launched the new 2.0 app, significantly improved, and Santander Wallet, the first app for mobile payments in Chile.

•	We launched Superdigital offer and signed an alliance with Amazon in order to be able to manage purchases on its platform with Santander cards.

•	Promotion of Digital Onboarding, the first fully digital platform, in order to convert non-customers into customers, while improving loyalty.

Also, we continued offering specialised propositions for each segment, such as:

•	Launch of OnePay FX for companies.

•	Consolidation of Santander Life, as a new way to interact with the community and the customer via products aimed at the mass consumer market. We launched Life 2.0 at the end of 2018, which will provide additional benefits to customers that are already part of the programme.

Improving the quality of service is still one of our main priorities, and efforts made in this matter were reflected in greater customer satisfaction.

Loyal customers	Digital customers
Thousands	Thousands

306	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

As a result, loyal and digital customers both increased 7% year-on-year.

Santander Chile is continuously striving to become the best bank for customers. Euromoney, The Banker and Latin finance recognised these efforts naming Santander as the Best Bank in Chile.

Activity

Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, they rose 10%, backed by those to individuals and companies.

Customer deposits fell 1% year-on-year in euros, and rose 7% excluding repurchase agreements and the exchange rate impact, reflecting the strategy to improve the mix of customer funds, particularly demand deposits (+11%), driven by the Select segment. Mutual funds rose 12%.

Results

Underlying attributable profit of EUR 614 million in 2018 (6% of the Group’s total operating areas), and underlying RoTE of 18.39%.

Compared to 2017, underlying attributable profit rose 5% in euros. Excluding the exchange rate impact it was 8% higher, as follows:

•	Total income rose 4%, driven by net interest income (+5%), backed by growth in volumes, higher interest rates and a better mix of customer funds. Net fee income rose 12%, underpinned by income from insurance, mutual funds and greater use of cards. Gains on financial transactions, on the other hand, fell 28%, due to the lower contribution of SCIB business.

•	Administrative expenses and amortisations increased 5%, slightly more than total income, due to investments in IT and innovation and the higher costs of the collective salary agreement. The efficiency ratio remained at around 41%.

•	Net loan-loss provisions were 6% higher, below the growth in lending and improvement the credit quality indicators. The cost of credit remained stable (1.19% in 2018 compared to 1.21% in 2017), and the NPL ratio dropped to 4.66% (4.96% in December 2017). The coverage ratio rose to 61% (58% in 2017).

•	Other gains (losses) and provisions amounted to EUR 103 million due to higher income from the sale of foreclosed assets and reversal of provisions to specific loan-loss funds.

•	Lastly, tax was 14% higher, affected by increased tax pressure. Profit before tax was up 9%.

Chile

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	1,944	1,907	1.9	5.4
Net fee income	424	391	8.3	12.0
Gains (losses) on financial transactions A	149	213	(30.1)	(27.7)
Other operating income	19	12	62.3	67.8

Total income	2,535	2,523	0.5	3.9

Administrative expenses and amortisations	(1,045)	(1,025)	1.9	5.4

Net operating income	1,491	1,498	(0.5)	3.0

Net loan-loss provisions	(473)	(462)	2.5	6.0
Other gains (losses) and provisions	103	23	345.6	360.9

Profit before tax	1,121	1,059	5.8	9.5

Tax on profit	(220)	(200)	10.0	13.7

Profit from continuing operations	901	859	4.9	8.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	901	859	4.9	8.5

Non-controlling interests	287	273	4.9	8.5

Underlying attributable profit to the parent	614	586	4.9	8.5

Balance sheet
Loans and advances to customers	37,908	37,153	2.0	10.0
Cash, central banks and credit institutions	4,247	4,321	(1.7)	6.0
Debt instruments	3,106	4,143	(25.0)	(19.2)
Other financial assets	3,164	2,789	13.4	22.3
Other asset accounts	2,486	1,949	27.6	37.5

Total assets	50,911	50,355	1.1	9.0

Customer deposits	25,908	26,043	(0.5)	7.3
Central banks and credit institutions	5,867	5,491	6.8	15.2
Marketable debt securities	9,806	8,967	9.4	17.9
Other financial liabilities	3,535	3,598	(1.8)	5.9
Other liabilities accounts	919	1,222	(24.8)	(18.9)

Total liabilities	46,035	45,321	1.6	9.5

Total equity	4,876	5,034	(3.1)	4.4

Pro memoria:

Gross loans and advances to customers B	39,019	38,249	2.0	10.0
Customer funds	33,279	33,104	0.5	8.4
Customer deposits C	25,860	25,940	(0.3)	7.5
Mutual funds	7,419	7,163	3.6	11.7

Ratios (%) and operating data
Underlying RoTE	18.39	17.89	0.50
Efficiency ratio	41.2	40.6	0.6
NPL ratio	4.66	4.96	(0.30)
NPL coverage	60.6	58.2	2.4
Number of employees	12,008	11,675	2.9
Number of branches	381	439	(13.2)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

307

Argentina

2018 Highlights
• Santander Rio continued to be the leading privately owned bank in Argentina by banking business.
• The focus was on digital transformation, customer experience and key segments (Select and Pymes Advance), resulting in more loyal and digital customers and greater digital penetration.

•  In 2018, the economy was affected by a shock in the balance of payments, producing a peso depreciation against the euro, a 48% hike in inflation, and a 2.4% fall in GDP. By year-end, exchange rates and interest rates stabilised.

• Underlying attributable profit was EUR 84 million, affected by the impact of the high inflation adjustment and the peso’s depreciation.

Strategy

Santander Río consolidated its position as Argentina’s largest privately owned bank in terms of banking business. It is also one of the leading banks in loans, deposits, means of payment, transactional services, cash management, payrolls, wealth management and insurance.

The initiatives in 2018, focused on fulfilling its four strategic pillars: growth, risk control, operational excellence and the customer experience, via customer loyalty and digitalisation, with new products and services.

Customer value offers were redefined with special focus on key segments. Meanwhile, the transformation process continued in order to fully digitalise our platforms and incorporate the cutting-edge technologies in order to better know customers and anticipate their needs.

This strategy enabled the launch of various initiatives such as:

•	Development of efficiency plans, such as the implementation of digital improvements, robotics in operative processes, digitalisation of attention channels, merger of the former Citibank branches, technology insourcing and negotiation with new suppliers.

•	Launch of the new online banking, representing a renewal towards a more digital innovation experience and closer to customers, which was well accepted, while increasing the functionalities of mobile banking.

•	The Remote Attention Centre for Select customers has been opened, enabling closer management of the highest value portfolio.

•	The first fully digital customer journeys were implemented, which enables the opening of saving accounts in only 7 minutes. This will also be implemented in mortgages, SMEs and cards.

•	Launch of Santander Work Café, based on the Group’s experience in other countries.

•	Improvement of SuperClub points programme platform, which enables users to enjoy a more personalised experience and a simple point redemption.

As a result of all the above, loyal customers rose 6% year-on-year and digital ones 7%. They already account for 47% and 71% of total active customers, respectively. On the other hand, mobile banking customers account for 40% and digital sales rose by 64%.

Loyal customers	Digital customers
Thousands	Thousands

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Business areas performance

Moreover, Global Finance again chose us as the Best Digital Bank in Argentina, The Banker and Global Finance named us the Best Bank in Argentina and we were ranked one of the five best companies to work for by GPTW.

Activity

Loans and advances to customers fell 32% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 40% higher.

Customer deposits declined 14% compared to 2017 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 64%.

The Bank recorded strong year-on-year growth in peso balances, with loans increasing 18% (mainly mortgage loans, auto lending and companies) and deposits 33%. Moreover, volumes were positively impacted by dollar balances due to the impact of the peso’s depreciation.

Results

Underlying attributable profit amounted to EUR 84 million in the year (1% of the Group’s total operating areas), and underlying RoTE of 11.83%.

Compared to 2017, underlying attributable profit was 77% lower in euros, affected by the high inflation adjustment of EUR 239 million, (EUR -193 million for monetary adjustment and EUR -46 million for the exchange rates).

The adjustment was made in accordance with IAS29, applied when, among other factors, the cumulative three-year inflation is above or around 100%, which implies that, Argentina’s 2018 full year results and balance sheet at December 2018 are adjusted to high inflation. Excluding the exchange rate impact profit fell 54%, as follows:

•	Total income increased 35%, spurred by net interest income (+52%) driven by greater volumes in an environment of high inflation and high interest rates. Net fee income rose 47%, driven by greater foreign currency activity in a volatile exchange rate environment and income from cash management. Gains on financial transactions increased 125%, benefiting from a volatile environment and markets.

•	The growth in administrative expenses and amortisations (+51%), reflected investments in digitalisation projects, the automatic revision of salary agreements because of the rise in inflation and the peso’s depreciation against the dollar.

•	Net loan-loss provisions were higher (+184%) due to the individuals’ portfolio, particularly in medium and low income segments. The cost of credit increased to 3.45% (1.85% in 2017). The NPL ratio stood at 3.17% (2.50% in December 2017) and the coverage ratio improved to 135% (100% in December 2017).

•	Other gains (losses) and provisions fell 5%.

Argentina

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	768	985	(22.0)	52.5
Net fee income	448	596	(24.8)	47.0
Gains (losses) on financial transactions A	170	147	15.2	125.3
Other operating income	(177)	18	—	—

Total income	1,209	1,747	(30.8)	35.4

Administrative expenses and amortisations	(749)	(970)	(22.8)	51.0

Net operating income	460	777	(40.8)	15.8

Net loan-loss provisions	(231)	(159)	45.4	184.4
Other gains (losses) and provisions	(45)	(92)	(51.5)	(5.2)

Profit before tax	185	526	(64.9)	(31.4)

Tax on profit	(100)	(165)	(39.0)	19.2

Profit from continuing operations	84	362	(76.7)	(54.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	84	362	(76.7)	(54.4)

Non-controlling interests	1	2	(71.9)	(45.2)

Underlying attributable profit to the parent	84	359	(76.7)	(54.5)

Balance sheet
Loans and advances to customers	5,334	7,808	(31.7)	30.1
Cash, central banks and credit institutions	5,096	4,766	6.9	103.7
Debt instruments	825	138	498.9	—
Other financial assets	6	6	(9.7)	72.1
Other asset accounts	742	732	1.4	93.2

Total assets	12,003	13,449	(10.8)	70.0

Customer deposits	8,809	10,235	(13.9)	64.0
Central banks and credit institutions	848	599	41.4	169.4
Marketable debt securities	422	206	105.0	290.4
Other financial liabilities	743	982	(24.3)	44.3
Other liabilities accounts	307	244	26.0	139.9

Total liabilities	11,130	12,266	(9.3)	72.8

Total equity	872	1,183	(26.3)	40.5

Pro memoria:

Gross loans and advances to customers B	5,574	7,608	(26.7)	39.5
Customer funds	10,191	12,855	(20.7)	51.0
Customer deposits C	8,809	10,235	(13.9)	64.0
Mutual funds	1,382	2,620	(47.3)	0.4

Ratios (%) and operating data
Underlying RoTE	11.83	32.02	(20.19)
Efficiency ratio	61.9	55.5	6.4
NPL ratio	3.17	2.50	0.67
NPL coverage	135.0	100.1	34.9
Number of employees	9,324	9,277	0.5
Number of branches	468	482	(2.9)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

309

Uruguay

2018 Highlights

•  Santander Uruguay is the leading privately owned bank in the country, focused on growing retail banking and improving efficiency and the quality of service.

•  Loans grew in target segments, products and currencies. Of note was consumer credit and cards portfolio increase.

•  Underlying attributable profit rose 28%, 43% excluding the exchange rate impact, spurred by customer revenue.

Strategy

Santander continued to focus on increasing loyalty and improving customer satisfaction, where we are ranked second. We continued to advance in our digital transformation strategy: the number of digital customers increased 30% and digital penetration 58% (up from 49% in 2017). Consumer finance companies also increased placements via digital channels. At Creditel they already account for 30% of new loans.

Santander holds a relevant position in the business of families in the private sector (27% market share), and in mortgage loans (over 30% market share), thanks to the specialised centre of auto and home lending.

Santander Uruguay was named Best Bank to Work for in the country and the seventh Best Company to Work for in 2018 by GPTW consulting.

Activity

Loans and advances to customers grew 16% year-on-year in euros. Excluding reverse repos and the exchange rate impact, they rose 25% driven by growth in the target segments, products and currencies: consumer credit and cards (+20%) and local currency portfolio (+18%).

Customer deposits were 5% higher in euros compared to 2017. Excluding the exchange rate impact, they increased 13%. Peso deposits grew 12% and foreign currency ones the equivalent of 13%.

Results

In 2018, underlying attributable profit was EUR 132 million and underlying RoTE of 27.0%. Compared to 2017, underlying attributable profit increased 28% in euros and 43% excluding the exchange rate impact. By line items:

•	Total income grew 17% mainly driven by net interest income and good performance of the main revenue line items. The efficiency ratio was 44.6%, 4 percentage points better than in 2017.

•	Despite the rise in provisions because of the entry into force of IFRS9 and other impacts, the NPL ratio remained low (3.38%) and coverage was high (112%). The cost of credit stood at 2.80%.

Uruguay

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	311	299	4.2	16.8
Total income	419	402	4.4	17.0
Administrative expenses and amortisations	(187)	(195)	(4.0)	7.6
Net operating income	232	207	12.3	25.9
Net loan-loss provisions	(69)	(54)	27.6	43.1
Profit before tax	159	142	11.9	25.4

Underlying attributable profit to the parent	132	103	27.7	43.1

Balance sheet
Total assets	4,605	4,397	4.7	12.5

Gross loans and advances to customers A	2,743	2,353	16.6	25.2
Customer funds	3,893	3,681	5.8	13.6
Customer deposits B	3,861	3,681	4.9	12.7
Mutual funds	32	—	—	—

A.	Excluding reverse repos.
B.	Excluding repos.

Loyal customers	Digital customers
Thousands	Thousands

310	2018 Annual Report

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banking	governance	and financial review	management
Business areas performance

Peru

2018 Highlights

•	We continued to develop our activity focused on the corporate segment, the country’s large companies and the Group’s global customers.

•	The Bank’s rating is the highest of the country’s financial system, following its recent upgrade.

•	Underlying attributable profit rose 3%, or 8% excluding the exchange rate impact, spurred by net interest income, fee income and gains on financial transactions.

Strategy

In 2018, Santander continued to develop its activity centred on corporate banking and the country’s large companies, as well as providing service for the Group’s global customers, boosting growth on its auto finance company.

We widened our product range and customer base in all business segments, diversified funding sources and expanded treasury services for our customers through foreign exchange transactions, forwards and other derivatives.

Moreover, we continued contributing to the development of public infrastructure, through the structuring and financing of ports and roads and refineries adequacy in order to comply with the highest environmental standards. We also participated in an international bond issuance of the Peruvian estate of USD 2.0 billion.

Santander Peru has the highest rating (A+) of the country’s financial system, following the recent upgrade.

Activity

Loans and advances to customers increased 45% year-on-year in euros (+43% on a gross basis, excluding the exchange rate impact), and customer deposits rose 17% (+16% excluding the exchange rate impact).

Results

Underlying attributable profit of EUR 41 million in euros in 2018 was 3% higher year-on-year.

Excluding the exchange rate impact, underlying attributable profit increased 8%. Total income grew 19% driven by good performance of net interest income, net fee income and gains on financial transactions, which more than offset the higher administrative expenses and amortisations stemming from investment in corporate projects. The efficiency ratio stood at 33% and the coverage ratio remained high (224%).

Colombia

2018 Highlights

•	The strategy remained focused on corporates, large corporates, and SCIB customers.

•	Strong rise in volumes in euros: loans and advances to customers rose 100% and customer deposits 41%.

•	Underlying attributable profit of EUR 9 million in the year, 54% more than in 2017, 61% higher excluding the exchange rate impact.

Strategy

Business activity in Colombia continued to focus on SCIB customers, large corporates and corporates. The Group continues to provide solutions in treasury, risk hedging, foreign trade and confirming, as well as developing investment banking products and supporting the country’s infrastructure plan. In order to fulfil this offer, Santander Securities Services Colombia already has all the authorisations needed to begin to offer custody services in 2019.

We continued to concentrate on auto financing business. This will enable us to have the critical mass needed to consolidate ourselves in this market.

Activity

Loans and advances to customers increased 100% year-on-year in euros. Excluding the exchange rate impact they rose 107%, backed by the good performance of peso portfolios. Customer deposits rose 41% in euros and 46% excluding the exchange rate impact, driven by demand deposits and particularly time deposits.

Results

Underlying attributable profit of EUR 9 million in the year, 54% more than in 2017 in euros.

Excluding the exchange rate impact, underlying attributable profit rose 61%, backed by total income (+67%) spurred by net interest income, net fee income and gains on financial transactions.

311

United States

2018 Highlights

•  The Federal Reserve terminated the 2015 Written Agreement with Santander Holdings USA, reflecting the continued regulatory improvements. SH USA also passed the Federal Reserve’s capital stress test for the second consecutive year.

• In volumes, loans and advances to customers increased year-on-year in dollars, both at Santander Bank (+9%) and Santander Consumer USA (+5%).

•  Santander US’s underlying attributable profit amounted to EUR 552 million, 35% higher than in 2017, 42% higher excluding the exchange rate impact, driven by higher income from leasing and loans, lower costs and improved cost of credit.

Strategy

Santander US includes Santander Holdings USA (SH USA, the intermediate holding company) and its subsidiaries: Santander Bank (SBNA), which is one of the largest banks in the north-eastern United States, Santander Consumer USA, an auto finance business based in Dallas, TX; the international private banking unit in Miami; the wholesale broker-dealer in New York and the retail and commercial bank in Puerto Rico.

In 2018, Santander US achieved significant regulatory milestones, strengthened business performance and continued to demonstrate its commitment to the communities in which it operates.

The Federal Reserve terminated its 2015 Written Agreement with SH USA, reflecting SH USA’s enhancements to board oversight, governance, compliance, risk management, capital planning and liquidity risk management. Also, in June 2018 SH USA passed the Federal Reserve’s annual capital stress test for the second consecutive year.

Regarding business performance, we maintained the following strategic priorities:

Santander Bank:

•	A continued focus on improving the customer experience and product offer across the digital and physical channels, led to growth in loyal and digital customers. In Retail Banking, loyal customers rose 12%. Digital customers increased 10%, backed by continued enhancements to the Bank’s digital capabilities.

•	Continued investments in Commercial Banking and SCIB contributed to consistent growth in the Bank’s loans and advances to customers booked in the year.

•	Improved earning asset mix to drive margin improvements.

Santander Consumer USA:

•	Focus on dealer experience and pricing, reflected in the strong growth in originations across all channels in 2018.

•	In addition, Santander Consumer completed its USD 200 million share repurchase programme in January 2019.

•	As announced in June 2018, Santander Consumer USA is in discussions with FCA (Fiat Chrysler Automobiles) regarding the future of FCA’s US finance operations after FCA had announced its intention to establish a captive US auto finance unit and indicated

Loyal customers A Thousands	Digital customers A Thousands

A.	Santander Bank.

312	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

that acquiring Santander Consumer USA’s FCA-related business was one option it would consider. These discussions cover a range of options on how to optimise the existing contract and other longer-term arrangements. While discussions continue, Santander Consumer USA and FCA continue to operate under the existing arrangements.

Activity

Loans and advances to customers at Santander US increased 19% in euros year-on-year in net terms. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers were 6% higher, due to:

•	Higher origination volumes at Santander Consumer USA and growth in consumer, companies, and SCIB at Santander Bank. On the other hand, SBNA began originating auto loans through Santander Consumer USA.

•	Customer deposits rose 12% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were 5% higher, as demand deposits fell due to the outflow of public sector balances and higher interest rates, more than offset by the increase in time deposits.

Results

Underlying attributable profit in the year was EUR 552 million (5% of the Group’s total operating areas), and underlying RoTE was 4.12%.

Compared to 2017, underlying attributable profit rose 35% in euros and 42% excluding the exchange rate impact, driven by strong growth in Santander Bank and Santander Consumer USA. By line items:

•	Total income increased 5%. Net interest income rose 1% due to higher loan volume, despite lower spreads on loans in Santander Consumer USA and higher cost of funding. Net fee income decreased 7% due to lower fees at Santander Consumer USA and the New York branch.

•	Gains on financial transactions amounted to EUR 72 million (they were close to zero in 2017). Other operating income increased 60% due to higher income from leasing.

•	The administrative expenses and amortisations trend continued to improve (-1%) mainly due to lower technology depreciation.

•	Net loan-loss provisions fell 1%. The cost of credit ratio improved to 3.27% from 3.42% in December 2017. The NPL ratio stood at 2.92% and coverage was 143%.

•	Other gains (losses) and provisions increased losses due to charges related to legal claims and the sale of branches in 2017.

United States

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	5,391	5,569	(3.2)	1.3
Net fee income	859	971	(11.6)	(7.4)
Gains (losses) on financial transactions A	72	9	669.2	705.0
Other operating income	628	410	53.1	60.3

Total income	6,949	6,959	(0.1)	4.5

Administrative expenses and amortisations	(3,015)	(3,198)	(5.7)	(1.3)

Net operating income	3,934	3,761	4.6	9.5

Net loan-loss provisions	(2,618)	(2,780)	(5.8)	(1.4)
Other gains (losses) and provisions	(199)	(90)	122.1	132.5

Profit before tax	1,117	892	25.2	31.0

Tax on profit	(347)	(256)	35.5	41.9

Profit from continuing operations	770	636	21.1	26.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	770	636	21.1	26.7

Non-controlling interests	218	228	(4.5)	(0.0)

Underlying attributable profit to the parent	552	408	35.4	41.7

Balance sheet
Loans and advances to customers	85,564	71,963	18.9	13.5
Cash, central banks and credit institutions	16,442	13,300	23.6	18.0
Debt instruments	13,160	13,843	(4.9)	(9.2)
Other financial assets	4,291	3,368	27.4	21.6
Other asset accounts	15,585	11,914	30.8	24.9

Total assets	135,043	114,388	18.1	12.7

Customer deposits	57,568	51,189	12.5	7.4
Central banks and credit institutions	16,505	15,884	3.9	(0.8)
Marketable debt securities	37,564	26,176	43.5	37.0
Other financial liabilities	3,098	2,503	23.8	18.2
Other liabilities accounts	3,798	3,437	10.5	5.5

Total liabilities	118,532	99,189	19.5	14.1

Total equity	16,511	15,199	8.6	3.7

Pro memoria:

Gross loans and advances to customers B	83,696	75,389	11.0	6.0
Customer funds	64,239	59,329	8.3	3.4
Customer deposits C	56,064	50,962	10.0	5.0
Mutual funds	8,176	8,367	(2.3)	(6.7)

Ratios (%) and operating data
Underlying RoTE	4.12	3.12	0.99
Efficiency ratio	43.4	46.0	(2.6)
NPL ratio	2.92	2.79	0.13
NPL coverage	142.8	170.2	(27.4)
Number of employees	17,309	17,560	(1.4)
Number of branches	660	683	(3.4)

A.	Includes exchange differences.
B.	Excluding reverse repos.
C.	Excluding repos.

313

4.4 Corporate Centre

2018 Highlights

•  The Corporate Centre’s objective is to aid the operating units by contributing value-added and carrying out the corporate function of oversight and control. It also develops functions related to financial and capital management.

• The underlying attributable loss was 9% less year-on-year, due to lower hedging costs of exchange rates.

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision, and it fosters the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•	The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in a cross-cutting manner in all countries.

It also coordinates the relationship with the European regulators and develops functions related to financial and capital management, as follows.

Financial management functions:

•	Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium which, in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

•	Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives with high credit quality, higher liquidity and low capital consumption.

•	Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 23,025 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

Separately from the financial management described here, the Corporate Centre manages all capital and reserves and its allocation to each of the units.

Results

Underlying attributable loss of EUR 1,721 million in 2018 down from a loss of EUR 1,889 million in 2017. The improvement was mainly due to higher gains on financial transactions (EUR 11 million in 2018 compared to a loss of EUR 227 million in 2017) resulting from lower costs of hedging of exchange rates.

Net interest income was hit by the volume of issuances made under the funding plan, largely focused on eligible TLAC instruments and costs related to the greater liquidity buffer requirements.

Administrative expenses and amortisations increased 4% as a result of two effects that offset each other: the streamlining and simplification measures and the investment in global projects for the Group’s digital transformation.

Lastly, other gains (losses) and provisions recorded very different kinds of charges: provisions, intangibles, the cost of the government’s guarantee on deferred taxes, pensions, litigation, impairment of financial assets, etc.

Corporate Centre

EUR million

Underlying income statement	2018	2017	%
Net interest income	(947)	(851)	11.3
Net fee income	(69)	(38)	82.4
Gains (losses) on financial transactions A	11	(227)	—
Other operating income	(23)	(104)	(78.1)

Total income	(1,028)	(1,220)	(15.7)

Administrative expenses and amortisations	(495)	(476)	3.9

Net operating income	(1,523)	(1,696)	(10.2)

Net loan-loss provisions	(115)	(45)	154.9
Other gains (losses) and provisions	(101)	(181)	(44.5)

Profit before tax	(1,739)	(1,923)	(9.6)

Tax on profit	20	32	(36.8)

Profit from continuing operations	(1,718)	(1,890)	(9.1)

Net profit from discontinued operations	—	—	—

Consolidated profit	(1,718)	(1,890)	(9.1)

Non-controlling interests	2	(1)	—

Underlying attributable profit to the parent	(1,721)	(1,889)	(8.9)

Balance sheet
Loans and advances to customers	6,508	5,326	22.2
Cash, central banks and credit institutions	6,141	400	—
Debt instruments	377	1,768	(78.7)
Other financial assets	2,113	2,116	(0.1)
Other asset accounts	124,494	122,489	1.6

Total assets	139,634	132,099	5.7

Customer deposits	234	223	5.3
Central banks and credit institutions	1	279	(99.8)
Marketable debt securities	41,783	35,030	19.3
Other financial liabilities	1,333	1,626	(18.0)
Other liabilities accounts	8,206	8,092	1.4

Total liabilities	51,557	45,248	13.9

Total equity	88,077	86,850	1.4

Resources
Number of employees	1,764	1,784	(1.1)

A.	Includes exchange differences.

314	2018 Annual Report

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Business areas performance

4.5 Global businesses

Retail Banking

2018 Highlights

•  The Group continued to focus on customer loyalty and digital transformation, with new products and services that cover the current needs of our customers.

•  At the end of 2018, the Group had close to 20 million loyal customers and 32 million digital customers.

•  Underlying attributable profit of EUR 7,793 million, boosted by good dynamics of customer revenue and efficiency improvement.

Commercial activity

Santander is immersed in a digital transformation process which rests on two main priorities to continue to deliver the best customer service.

The first priority is to deliver all our products and services digitally, in order to continue strengthening the relationship with our customers. The second one is to do this in the fastest and most efficient way.

To this end, our core banks are focused on 5 key areas:

•	Transforming our front: to provide any product and service digitally, end to end, and adopt changes quickly.

•	Transforming the back: We are re-engineering, digitalising and robotising so that eventually all processes will be automated for speed and efficiency.

•	Evolving our IT architecture and systems: progressively evolve and modernise our existing technology to provide greater flexibility to our customers.

•	Onboarding new technologies: analytics, robots and machine learning to our day to day operations to understand the customer needs in our front.

•	Finally, we are becoming an agile and data-driven organisation. We have created the Santander Agile Way to be able to deliver products and services which better respond to customer needs, with improved time to market and greater productivity. This year, 35% of our projects implemented the agile methodology.

Loyal customers Thousands	Digital customers Thousands

As regards digital platforms and apps, of note were:

•	In Poland, launch of Dziatalnosc.pl designed to support businesspeople and mSignature, a mobile app authorisation tool as an alternative for SMS code.

•	In Brazil, the Santander Way app is regarded as the best financial market app in the country.

•	The UK installed a new digital clearing system that offers customers faster clearance of cheques.

•	In Mexico, Súper Wallet now incorporates payment of purchases done with rewards points.

On the other hand, we are also developing new digital businesses in order to support the core banks as well as to offer disruptive products and services:

•	Openbank, Santander Group’s fully digital bank, initially launched in Spain, began to be expanded to other countries.

•	OnePay Fx, based on blockchain and which makes it possible for retail customers in UK, Spain, Brazil and Poland to complete international transfers in the same day or by the next day.

•	Superdigital, a low-cost financial solution alternative to traditional banking, mainly focused on the unbanked population of Latin America.

Thanks to these measures, digital customers increased 26% in 2018, which already amount to half of our active customers. Loyal customers rose 15%, with an improved experience.

315

Regarding our branch network, the Group has a network of 13,217 branches, making it the international bank with the largest commercial network.

The Group is making progress in digitalisation, but without losing its essence as a bank. The branches will continue to be a relevant channel for customers, focusing on selling products of greater value and customer advice.

Most of these branches offer full-service banking, although the Group also has branches that offer specialised customer care to certain segments.

Because of our scale, we have unique insight into what our customers want and we are driven to create personal banking relationships thanks to our experienced team of 100,000 Santander colleagues talking to our 144 million customers.

We are innovating in the way we interact with our customers, including, for example, through the conversion of traditional bank branches into new collaborative spaces focused on customer experience and digital capacities, such as the new Work Café branches (Chile, Brazil, Spain, Portugal and Argentina), the SMART branches (Spain, the UK) and Santander Ágil in Mexico.

During 2018, the number of branches declined by 480 branches, mostly in Continental Europe due to integration processes in Spain, Santander Consumer Finance and Portugal.

Activity

Loans and advances to customers increased 3% compared to 2017 in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans rose also 3%.

Customer deposits increased slightly (+0.3%) year-on-year in euros. Excluding repurchase agreements and the exchange rate impact, customer deposits increased 3%.

Results

Underlying attributable profit amounted EUR 7,793 million in 2018 (78% of the Group’s operating areas).

Compared to 2017, underlying attributable profit increased 5% in euros. This evolution was impacted by exchange rates. Excluding this impact, profit rose 12% as follows:

•	Total income increased 8%, mainly driven by net interest income and net fee income. On the other hand, gains on financial transactions, which have very little weight (2%) on total revenue, rose 11%.

•	Administrative expenses and amortisations were 6% higher due to the ongoing commercial transformation and digitalisation process.

•	Net loan-loss provisions increased 13% driven by greater volumes, as credit quality ratios improved and the NPL ratio had a positive performance in almost all retail units.

•	Other gains (losses) and provisions improved 21% mainly due to lower provisions for legal and labour claims in Brazil.

•	Higher tax on profit, mainly resulting from the increase in Brazil.

Retail Banking

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	32,522	32,339	0.6	8.8
Net fee income	8,946	9,306	(3.9)	6.0
Gains (losses) on financial transactions A	720	680	6.0	11.0
Other operating income	644	580	11.0	15.7

Total income	42,832	42,904	(0.2)	8.3

Administrative expenses and amortisations	(19,255)	(19,677)	(2.1)	5.8

Net operating income	23,577	23,228	1.5	10.5

Net loan-loss provisions	(8,461)	(8,278)	2.2	13.0
Other gains (losses) and provisions	(1,707)	(2,394)	(28.7)	(20.7)

Profit before tax	13,408	12,555	6.8	14.6

Tax on profit	(4,329)	(3,843)	12.6	22.2

Profit from continuing operations	9,080	8,712	4.2	11.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	9,080	8,712	4.2	11.3

Non-controlling interests	1,287	1,256	2.4	8.4

Underlying attributable profit to the parent	7,793	7,456	4.5	11.7

A.	Includes exchange differences.

316	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

Santander Corporate & Investment Banking

2018 Highlights

•  Strategy focused on widening our product offer, developing our franchises in the United Kingdom and the US, consolidating Continental Europe as a single business unit and implementing the Multinational Coverage Model (MNC).

• Strong progress on the Global Infrastructure Programme (GIP) and completion of the structure under the Banking Reform Act in the UK.
• The integration with the retail banking network and the enhanced offer of value-added products to its customers, drove business growth (+21%).
• Underlying attributable profit was 4% lower in euros at EUR 1,705 million, 8% higher excluding the exchange rate impact, due to greater customer revenue and lower provisions.

Strategy

Main actions carried out in the year by lines:

•	Focus on capturing international business flows, increasing the connectivity among the countries where the Group operates and expanding the offer of high value-added products (Nexus, Mercados Américas, Private Debt Mobilisation, securitisations, etc.).

•	We continued to develop and integrate the factory of SCIB products for retail banking customers. As a result, collaboration revenue increased 21% in the year.

•	Progress was made on strengthening our franchises in the UK and the US, in order to accelerate their growth, by completing the structure under the Banking Reform Act in the UK, simplifying the corporate structure in the US and restructuring the Division’s risk and credit units.

•	We are still immersed in transforming the technological and risk infrastructures (GIP) into a simplified, scalable and digital platform.

•	SCIB maintained its low capital consumption business model, with a balance sheet rotation which enabled us to reduce the volume of risk-weighted assets. Also, the implementation of measures such as the Dynamic Credit Portfolio Management helped reduce net loan-loss provisions.

Activity

Main actions performed in the year by business line:

•	Cash management: double-digit growth in transactional business as well as in customer funds. Santander Cash Nexus was consolidated as a solid and robust solution for our customers’ regional business. We achieved a record one million transactions per month, increasing our active customer base exponentially, both in those managed by SCIB and Retail Banking.

Total income breakdown

Constant EUR million

A.	In euros: -8%.

317

•	Export finance & agency finance: Santander consolidated its leadership as one of the world’s best banks by volume of managed assets. We also worked during the year in new origination in non-core markets where this business has a high potential.

•	Trade & working capital solutions: strong growth year-on-year due to increased international transactions among the countries where the Group operates. We consolidated our strong position in Spain, Brazil and Mexico, while expanding our business towards new markets such as the US and Asia. This growth was backed by an enhanced product range and digitalisation through platforms intended for receivables and confirming.

•	Debt capital markets: Santander held its significant position in Latin America, notably placements of sovereign bonds in euros in Mexico and Chile as well as corporate issuances and financial institutions such as the Brazilian Development Bank. Of note in Europe was the boost in sustainable financing and corporate issuances.
•	Syndicated corporate loans: of note was the acquisition of Gemalto by Thales and Westfield by Unibail, as well as the merger between Telecom Argentina and Cablevision. Also, support for sustainable financing in restructuring the assets of Enel Green Power and the loan to Generali.

•	Structured financing: the Group remained the leader in Latin America and Europe. We also topped the global ranking of financial advice by number of operations.

•	Global Markets: activity decreased slightly. Nevertheless, positive evolution of sales continued, mainly in the corporate sector, maintaining a greater contribution from management of books in Argentina, the US and Asia.

Loans and advances to customers rose 6% in euros compared to 2017. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers increased 12%.

Customer deposits decreased 1% in euros in 2018. Excluding repurchase agreements and the exchange rate impact, they grew 19%.

Ranking 2018

Source	Area	Award / Ranking
Euromoney	SCIB	Best Investment Bank in Mexico and Chile
Latin Finance	SCIB	Best Infrastructure Bank 2017 in Mexico and Brazil
Global Finance	Global Debt Financing	Best Debt Bank Latam
Infrastructure Investor	Global Debt Financing	Latin America Bank of the year
PFI	Global Debt Financing	Bank of the Year in Europe
The Banker	Global Debt Financing	Deal of the Year – Bonds SSAs: Argentina’s USD 2.75 bn century bond
PFI	Global Debt Financing	Europe Wind Power Deal of the Year
Latin Finance	Global Debt Financing	Best Airport Financing: Grupo Aeroportuario de la Ciudad de México (GAMC) (Green Bond)
Global Capital	Global Markets	Best Liquidity Provider
Extel	Global Markets	N.1 Leading Brokerage Firm Spain & Portugal
FX	Global Markets	Best Bank
Extel	Global Markets	N.1 Country Research: Brokerage Firm Spain & Portugal
Institutional Investor	Global Markets	#1 Corporate Access (Research) in Mexico
Institutional Investor	Global Markets	#1 Latin America Research Team- sector winners: Equity Strategy, Electric Utilities, Transportation
Institutional Investor	Global Markets	#1 Equity Research in Iberian markets
TFR	Global Transaction Banking	Best Trade Bank in Latin America
BCR	Global Transaction Banking	Best Global Supply Chain and Receivable Finance Provider
Global Finance	Global Transaction Banking	Best Trade and Supply Chain Finance Provider in Latam
GTR	Global Transaction Banking	Best Trade Finance Bank in Latam
TXF	Global Transaction Banking	Overall ECA Finance Deal of the Year: KNPC Clean Fuels Proyect
TXF	Global Transaction Banking	Americas ECA Finance Deal of the Year: Zuma Energia – Parque Eólico Reynosa Wind Farm
TXF	Global Transaction Banking	ECA-Backed Telecoms Deal of the Year: Verizon Communications
MIGA	Global Transaction Banking	Women Leading Climate Finance
IJ Global	Corporate Finance	European M&A – HS1
The Banker	Corporate Finance	Deal of the Year – Equities: CFE’s USD 759 mn IPO

318	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

Results

Underlying attributable profit of EUR 1,705 million (17% of the Groups’ total operating areas), driven by the strength and diversification of SCIB customer revenue (89% of total revenue).

Compared to 2017, underlying attributable profit fell 4%. Excluding the exchange rate impact, it rose 8%, as follows:

•	Total income grew because of the 8% rise in net interest income (good performance in the fourth quarter). On the other hand, net fee income remained stable.

•	Lower gains on financial transactions than in 2017 whose first quarter was excellent.

•	Higher administrative expenses and amortisations associated with transformation projects.

•	Net loan-loss provisions were significantly lower, mainly in Spain, the UK, Brazil and the US.

By segments, better results from global transactional banking and global debt financing, while income from global markets decreased.

Santander Corporate & Investment Banking

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	2,378	2,442	(2.6)	7.6
Net fee income	1,512	1,627	(7.1)	0.3
Gains (losses) on financial transactions A	1,004	1,212	(17.2)	(5.8)
Other operating income	194	222	(12.6)	(11.1)

Total income	5,087	5,503	(7.6)	1.7

Administrative expenses and amortisations	(2,105)	(2,028)	3.8	10.7

Net operating income	2,982	3,474	(14.2)	(3.7)

Net loan-loss provisions	(217)	(690)	(68.5)	(66.1)
Other gains (losses) and provisions	(108)	(72)	49.2	64.8

Profit before tax	2,657	2,712	(2.0)	11.1

Tax on profit	(792)	(750)	5.6	21.8

Profit from continuing operations	1,865	1,962	(5.0)	7.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,865	1,962	(5.0)	7.2

Non-controlling interests	160	182	(12.2)	(2.8)

Underlying attributable profit to the parent	1,705	1,780	(4.2)	8.2

A.	Includes exchange differences.

319

Wealth Management - Asset Management and Private Banking

2018 Highlights
• New global business division.
• Santander Private Banking and Santander Asset Management continued strengthening their position as the reference in Spain and Latin America.
• Santander Private Banking, with EUR 181 billion under management, is the private banking global platform built on our strong local presence in 10 markets.
• Santander Asset Management, with EUR 172 billion, became the asset management priority partner for the Group banks, and a specialist in Latin American assets.
• Total contribution to profit (net profit + total fee income generated) amounted to EUR 1,015 million, 13% more than the estimated for 2017.

Strategy

The Santander Wealth Management division is the combination of two complementing businesses:

•	Santander Private Banking includes the private banking activity of our local banks and international private banks in order to create a single global platform and to offer our more than 170,000 Private Banking clients the Group’s products and services, in a coordinated and homogeneous manner in all the countries where Santander operates. The goal is for a local private banking customer to become a customer in all the countries where we operate.

•	Santander Asset Management (SAM), the international asset manager strongly rooted in Europe and Latin America. With over 45 years history and present in more than 10 countries, it is focused on creating and managing the best products (mutual funds, pension funds, institutional mandates, alternative investments, etc.) for Santander customers and third parties.

The Wealth Management division launched in its first year the following strategic initiatives:

•	Private Banking: development of a global and connected proposition, taking advantage of Santander’s presence in over 10 countries. As a result, business collaboration volumes among countries increased 19% year-on-year, to EUR 3,727 million. Moreover, the Private Wealth (UHNW – Ultra High Net Worth) segment was launched in 2018, offering a differential service to the Group’s most valued customers.

•	In 2018, Santander Private Banking received a record amount of awards, 64 in total. Of note were Best Private Banking in Spain by The Banker, and Best Private Banking in Latin America, Spain, Portugal, Chile, Argentina and Mexico by Euromoney. We were also recognised as the best customer service in Private Wealth, as well as the best accessible technology for bankers and customers in 4 countries and Latin America by Euromoney.

•	Also noteworthy, Santander became the first bank in Spain to obtain the AENOR certificate for excellence in advisory services.

Business performance A

EUR billion and % change in constant euros

A.	Total asset marketed and/or managed in 2018 and 2017.
B.	Total adjusted for funds from private banking, customers managed by SAM.

320	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Business areas performance

•	Santander Asset Management (SAM) enhanced and expanded its product range. Of note was the investment strategy followed in Spain and Latin America, with awards to the best manager of equities in Spain by Citywire, and the best fixed income fund in its class in Latin America (Latin American Corporate Bond Fund). Also, launch of investment solutions in order to adapt to the customer needs, given the current market scenario.

•	Moreover, SAM is the leading entity in funds management under ESG (Environmental Social and Government) criteria, notably in Spain, with the launch of the new Santander Sostenible Acciones fund, and the award to Santander Responsabilidad Solidario as the best solidarity fund.

Santander Wealth Management is making progress in digital transformation, keeping pace with the rest of the Group. Tools such as Global Private Banking SPiRIT had been implemented in Mexico, Brazil and Chile and the new Virginia customer front was launched in International Private Banking. SAM started the migration of its investment platform to the most differential solution in the market: Aladdin.

Activity

Total assets under management amounted to EUR 329 billion, 2% lower than in 2017, affected by the instability in markets, which generated depreciation of assets, particularly in custody, but also in marketed investment products.

In Private Banking 6% growth in customer deposits and 12% in loans and advances to customers, driven by development of Private Wealth.

Results

Underlying attributable profit rose 11% year-on-year to EUR 528 million, up 17% excluding the exchange rate impact. By lines:

•	Total income rose backed by higher net interest income (+12%) and net fee income (+63%), spurred by the increase in value-added volumes under management.

•	Higher administrative expenses and amortisations, partly because of the investment in the Private Wealth project.

•	The rise in total income and expenses was affected by the larger stake in Santander Asset Management.

By units, noteworthy growth in profit in Brazil (+16%) and International Private Banking (+12%).

When the total fee income generated by this business is added to net profit, the total contribution to the Group is EUR 1,015 million, 13% more than the estimated in 2017.

Wealth Management

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	420	404	4.0	11.9
Net fee income	1,097	700	56.7	62.7
Gains (losses) on financial transactions A	62	38	64.5	74.2
Other operating income	(36)	70	—	—

Total income	1,543	1,212	27.3	34.1

Administrative expenses and amortisations	(730)	(528)	38.3	45.6

Net operating income	813	684	18.8	25.3

Net loan-loss provisions	(9)	(9)	(4.9)	(1.6)
Other gains (losses) and provisions	(8)	(8)	(5.3)	(2.7)

Profit before tax	797	667	19.5	26.0

Tax on profit	(234)	(165)	41.9	49.5

Profit from continuing operations	563	502	12.1	18.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	563	502	12.1	18.3

Non-controlling interests	35	24	42.0	54.0

Underlying attributable profit to the parent	528	478	10.6	16.5

A. Includes exchange differences.

A.	Including net profit and total fee income generated by this business

321

Real estate activity Spain

2018 Highlights • Management continued to focus on reducing these assets. • Underlying attributable loss of EUR 242 million in 2018, compared to a loss of EUR 308 million in 2017.

At the end of 2018, the gross exposure in the Real Estate Activity Spain unit stood at EUR 9.3 billion and loan-losses allowances of EUR 4.6 billion (coverage of 50%).

The net exposure was EUR 4.7 billion, representing just 1% of our balance sheet in Spain.

Management continued to focus on reducing these assets, particularly loans and foreclosed assets.

As announced after the acquisition of Banco Popular, and in order to reduce the Group’s non-performing assets to irrelevant levels, on 8 August 2017 Banco Popular signed agreements with the Blackstone fund for the acquisition by the fund of 51% of Banco Popular’s real estate business, and thus control over it. This business consists of the foreclosed real estate portfolio, non-performing loans stemming from the real estate sector and other assets related to Banco Popular’s activity and that of its subsidiaries.

The transaction was closed as expected, in the first quarter of 2018, once the required regulatory authorisations were obtained, which allowed Santander to focus on the integration of Banco Popular and mitigate uncertainties regarding possible additional losses related to real estate exposure.

Closing the transaction entailed the creation of a company controlled by Blackstone fund, in which Santander has a 49% stake, to which Banco Popular transferred the business comprising the aforementioned assets and 100% of the share capital of Aliseda.

Additionally, during the third quarter of 2018, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell 35,700 properties for EUR 1,535 million, with no material impact on profit and capital expected. This transaction is scheduled to be completed by the first quarter of 2019.

This unit recorded an underlying attributable loss of EUR 242 million in 2018, compared to a loss of EUR 308 million in 2017.

This performance was largely due to lower net loan-loss provisions (EUR -18 million) due to reduced provision needs and the lower negative impact of other gains (losses) and provisions (EUR -83 million), largely because of lower losses from the sale of foreclosed assets.

Real estate activity Spain

EUR million

Underlying income statement	2018	2017	%
Net interest income	(33)	(38)	(14.4)
Net fee income	(0)	2	—
Gains (losses) on financial transactions A	0	(0)	—
Other operating income	23	29	(20.3)

Total income	(10)	(8)	28.8

Administrative expenses and amortisations	(194)	(209)	(7.2)

Net operating income	(204)	(217)	(5.8)

Net loan-loss provisions	(70)	(88)	(20.4)
Other gains (losses) and provisions	(73)	(156)	(53.5)

Profit before tax	(347)	(461)	(24.8)

Tax on profit	104	138	(25.1)

Profit from continuing operations	(243)	(323)	(24.6)

Net profit from discontinued operations	—	—	—

Consolidated profit	(243)	(323)	(24.6)

Non-controlling interests	(2)	(15)	(89.4)

Underlying attributable profit to the parent	(242)	(308)	(21.5)

A.	Includes exchange differences

Real estate exposure net value A

EUR billion

Dec-2018
Real estate assets	3.8
- Foreclosed	2.6
- Rentals	1.2
Non-performing real estate loans	0.9

Assets + non-performing real estate	4.7

A.	Real estate activity Spain.

322	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Research, development and innovation

5. Research, development and innovation (R&D&I)

Research, development and innovation activities

Innovation and technological development are a strategic pillar of Santander. Our objective is to respond to the new challenges that emanate from digital transformation, focusing on operational excellence and the customer experience.

Moreover, the data and information that we obtain from our new technological platforms will help us to better understand the customer journey of our clients and so be able to design a better digital profile that will enable us to generate greater confidence and increased customer loyalty.

As well as the competition between banks, financial entities must watch out for the new competitors that have entered the financial system, competitors whose great competitive advantage, and thus a differentiating factor, is their use of new technologies.

Consequently, developing an adequate strategic technology plan must allow for a greater capacity to adapt to customers’ needs (products and tailored services, full availability and excellent service in all channels); enhanced processes, which ensure that the Group’s professionals attain greater reliability and productivity in the exercise of their functions, and lastly, adequate management of risks, endowing teams with the necessary infrastructure to provide support for identifying and assessing all risks, be the business, operational and reputational risks, or regulatory and compliance ones.

In addition, Santander as a global systemically important bank, as well as its individual subsidiaries, is subjected to increasing regulatory demands that impact the systems’ model and the underlying technology. This makes further investments necessary in order to guarantee their compliance and legal security.

The latest ranking by the European Commission (the 2018 EU Industrial R&D Investment Scoreboard, based on 2017 data) recognises, as did previous rankings, Santander’s technological effort, placing it first among Spanish companies and the first global bank in the study (and the only one of the 100 companies investing the most) on the basis of investment in R&D.

Technological investment in 2018 in R&D&i amounted to EUR 1,468 million (3% of the Group’s total income).

Technological strategy

In order to respond to business needs, Santander must integrate new digital capacities, such as the agile methodologies, public and private cloud, the evolution of core systems, as well as develop technological capacities (Application Programming Interface, artificial intelligence, robotics, blockchain, etc.) and data.

The Group’s technological strategy is aligned with the global businesses, Santander Digital and the banks in the various countries. It is a solid strategy, in the benefits it provides, flexible in the face of new trends and open to the changes which they represent. To this effect, we are supported by a committed organisation experienced in relations with countries, a robust and reliable technological infrastructure and, lastly, a system of governance that articulates projects and initiatives that help to crystallise this strategy in all the countries where we operate.

In order to supervise the strategy’s correct implementation, the governance model includes an inter-organisational body known as ARB (Architecture Review Board). It is responsible for sharing local and global innovation collaboratively and efficiently, as well as reviewing the Group’s architecture. This forum guarantees consistent architectures, strengthens the re-use of components and bolsters the use of new technologies in order to meet changing business needs.

The contribution of the T&O division is key for the Group’s commercial and digital transformation. Evolving the model is required in order to progress toward developing global products and digital services. Technology matters today, and even more so in the future.

This is why Isban Global and Produban Global were integrated to create Santander Global Tech as part of the T&O division, with some 2,000 T&O professionals work in Spain, the UK, Portugal, United States, Mexico, Brazil and Chile. This integration will produce a rapid organisation with a greater technological and execution capacity. Teams will work in the portfolio of global products agreed by countries (Santander Digital and the T&O division), focusing, in particular, on quality and security.

Alhambra building, Boadilla del Monte, Spain.

323

Technological infrastructure

The Group has five high quality data processing centres (DPCs), interconnected by a redundant system of communications. These five pairs of DPCs are distributed in strategic countries to support and develop the Group’s activity. These centres also have traditional IT systems together with the capacities supplied by an on-premises cloud, which facilitates integrated management of the technology of the various business areas and accelerates the digital transformation and adoption of new technologies.

Of note among the countries where the Group operates is Brazil because of the speed with which it has adopted cloud.

Cybersecurity

Santander views cybersecurity as one of the Group’s main priorities and a crucial element for supporting the Bank’s mision of ‘helping people and businesses prosper’ as well as offering excellent digital services for our customers.

We continued in 2018 to develop measures to improve cybersecurity in all the Group’s spheres. We launched training measures for our professionals to improve how they handle cyberrisk issues (set out in the chapter on Responsible banking). The Risk Management Report also details the various steps taken to measure, monitor and control risks related to cybersecurity, and their respective mitigation plans.

For these reasons, we continue to invest in systems and platforms that help us to improve in this sphere.

Digitalisation

As well as the new technological platform, the evolution of infrastructure and the aforementioned cybersecurity measures, the Group is driving its digital transformation through various projects and initiatives developed in almost all countries.

For example, Superdigital and Portal Comercial in Brazil, One Pay FX in Spain, Brazil, UK and Poland, Digital Mortgages in UK, Digitalisation (Súper Net, Súper Móvil, Súper Wallet) in Mexico, GPI Swift in Argentina and mobile payments in Spain. Details on all of them can be found in section ‘Inclusive and sustainable growth’ on the Responsible banking chapter.

The aim of these measures is to boost customer loyalty, as well as greater confidence in the digital world. We are also taking advantage of digital opportunities such as Openbank to convert us into a supplier of an open financial services platform.

Fintech ecosystem

Lastly, Banco Santander is positioning itself in the Fintech ecosystem (financial technology) as an innovative bank and benchmark for the sector, which is enabling it to have an observatory for anticipating and participating in the main digital trends.

In order to develop this strategy, we have Santander InnoVentures, a USD 200 million venture capital fund, tasked with identifying and rating fintech companies that help Santander to innovate in order to improve operational excellence and provide a better service to customers.

The fund invests, via minority stakes, in start-ups and helps them, in turn, to create commercial and/or strategic agreements within the financial sector and access the Group’s whole experience. As well as contributing capital, Santander InnoVentures provides the start-ups in which it invests with scale and experience, helping them to grow and so learn and promote the introduction of new technologies for the Group’s businesses and customers.

At the end of 2018, Santander InnoVentures had invested in more that 20 companies in the areas of payments, marketplace lending, e-advisory, customer risk and analysis and artificial intelligence, among others.

324	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Significant events since year end

6. Significant events since year end

The following significant event occurred between 1 January 2019 and the date of preparation of this consolidated directors’ report:

On 6 February the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (EUR 1,052,000,000) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 bps on the 5-year Mid-Swap Rate.

325

7. Trend information 2019

The director’s report contains certain prospective information reflecting the plans, forecasts or estimates of the directors, based on assumptions that the latter consider reasonable. Users of this report should, however, take into account that such prospective information is not to be considered a guarantee of the future performance of the entity, inasmuch as said plans, forecasts or estimates are subject to numerous risks and uncertainties that mean that the entity’s future performance may not match the performance initially expected. These risks and uncertainties are described in the Risk management chapter of this report and in note 54 of the consolidated financial statements.

The global economy slowed in 2018 and left behind the peak of this expansion, although we expect a relatively dynamic environment will be maintained. We forecast global economic growth at 3.5% in 2019 (3.7% estimate for 2018), slightly above its potential, although resulting from a less homogeneous performance by regions.

Mature economies are estimated to grow 2.0% (2.3% estimate for 2018), thanks to demand policies and the strength of the labour market. Growth in both the US and the Eurozone will ease, as well as the UK in the context of Brexit.

Developing economies will grow by around 4.5%, slightly below the 4.6% estimated for 2018. China’s expansive measures, adopted at the expense of a more determined correction of the imbalances, will enable the economy to gradually slow down.

In Latin America, the capacity to recover or secure the credibility of economic policy will play a key role. However, we expect the recovery begun in 2017 to consolidate, with growth of around 2% in 2019, underpinned by the recovery in Brazil and Chile’s ongoing dynamism. Argentina, meanwhile, is expected to gradually recover following reforms and the improvement in market confidence. Mexico will continue to grow moderately.

Mature markets are expected to withdraw monetary policy stimulus measures very slightly and conditional on the economic and financial performance in an uncertain environment. However, any stimulus withdrawal process will be, in any case, very gradual.

Long-term interest rates are expected to increase moderately. Yield curves show diverging trends, with some flattening in the US and a greater slope in Europe expected.

Interest rates in developing markets will perform differently, particularly in Latin America where each country’s monetary policies will depend on the cyclical situation and on the evolution of actual and expected inflation.

In any case, the fact that the recovery is moderate and inflation remains low, partly due to structural factors, suggests that interest rate movements, upward or downward, will be limited.

The balance of risks in the short term is downward: the probability of a geopolitical or economic policy shock, particularly in the US and Europe, has increased, which if it happens will lead to a potentially sharper downward revision. The situation in China or unstable financial conditions are other risk factors. In this context, we have seen increased volatility and risk aversion.

In this environment, Santander ended the year having met all of the main targets set for 2015-2018: growth, profitability and strength. The number of loyal and digital customers rose, and volumes in local currency increased. Profitability was higher and RoTE and efficiency improved. Also, the capital position was strengthened, while growing cash dividend per share.

Banco Santander’s solid position in 10 core markets is balanced between mature and developing economies. It has 144 million customers and the scale to continue growing, which puts the Bank in a solid position to draw on the opportunities offered by the environment.

In 2019 we will rely on the same pillars that had guided the Group in the last three years. Our aim as a bank is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

The management priorities of the principal units for 2019 are set out below:

326	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trend information 2019

Spain

The economy is forecast to grow by around 2.1% in 2019, higher than that envisaged for the Eurozone, and inflation will remain low. Lending will gradually increase as the year progresses.

The priorities for this year are:

•	To keep our leadership by balance sheet in Spain and complete Banco Popular’s integration, maintaining quality service and customer relationship.

•	Accelerate the Bank’s digital transformation towards a data-driven company in order to improve the customer experience.

•	Keep on growing SMEs and corporate segments backed by Banco Popular’s capabilities, Santander’s high added-value services and our competitive advantage in digital banking for companies.

•	Increase customer revenue and obtain cost synergies related to Banco Popular’s integration.

•	Continue to reduce doubtful assets, leveraging on our capital light model.

The Real estate activity Spain unit will continue its strategy to reduce assets and lending exposure.

Santander Consumer Finance (SCF)

SCF seeks to take advantage of its growth potential, backed by its position in the European consumer market. The main priorities will be:

•	Maintain the leadership position in new auto financing and boost growth in consumer finance through our new digital business model and signing agreements with the main retailers.

•	Proactive management of brand agreements and development of digital projects. Collaboration with fintechs.

•	Help our partners with their transformation plans, both in the digitalisation of auto purchase and financing as well as in other strategic projects.

•	Reorganise business in Germany under the same brand, in order to improve efficiency and offer better customer attention.

•	Maintain high profitability and efficiency.

Poland

Economic growth is expected to be stronger in 2019 at around 4%, mainly underpinned by buoyant domestic demand driven by domestic consumption and investment.

The goals to become the reference bank for individuals and companies are:

•	Develop a new value proposition / product offer and improve the customer experience.

•	Solid corporate culture in order to strengthen employee engagement and motivation in order to become one of the best banks to work for in Poland.

•	Become a more agile organisation in order to increase customer loyalty and retention, by accelerating the development and launch of products and services to the market.

•	Enhance our position in Private Banking and Asset Management.

Portugal

GDP growth will begin to ease in 2019 to around 2%, with improved investment and exports and further deleveraging of the private and public sectors. In this scenario, the Bank’s priorities are:

•	Keep on growing organically, gaining profitable market share, reinforcing our position as the largest privately owned bank in Portugal and leveraging our position in the companies segment.

•	Focus on growing customer funds, particularly off-balance sheet funds.

•	Combine volume growth with low cost of credit.

•	Improve efficiency, obtaining additional synergies from Banco Popular Portugal integration.

•	Progress in our digital transformation and streamlining workflow.

327

United Kingdom

The economy is expected to grow moderately in 2019 at around 1.5%, under an ordered exit from the EU. The uncertainty over Brexit could affect growth, the value of pound sterling and thus inflation. The Bank of England will adjust monetary policy regarding the impact of Brexit on demand, supply and exchange rate.

Against this backdrop, Santander UK priorities are:

•	Become the UK’s best open digital bank in order to deliver operational excellence and maximise efficiency and customer satisfaction.

•	Generate growth through increased loyalty across target business segments.

•	Achieve constant profitability with a solid balance sheet and prudent risk management.

UK banking environment faces major regulatory changes. Open Banking and PSD II (Payment Services Directive) introduced new requirements in 2018, which will bring business opportunities but they also introduced a new level of risk.

Brazil

After returning to growth in 2017 and 2018, following one of the biggest slumps in recent decades, the economy is expected to consolidate its recovery in 2019 with growth of more than 2%, above the 1.3% estimated for 2018.

In this environment Santander Brasil’s management focus for the coming year will be:

•	Increase customer satisfaction and loyalty across all business segments.

•	Continuous evolution and wider offer of disruptive products and services, and develop digital channels.

•	Keep on gaining market share, with growth in loans though a suitable offer for each customer.

•	Grow in a recurring and profitable way, with efficiency and cost of credit improvement.

Mexico

We expect GDP growth to drop below 2% in 2019 (2.0% estimated for 2018), still hit by the shrinking of the oil sector and some uncertainty over the economic policies.

Against this backdrop, Santander Mexico’s strategy will:

•	Continue the retail banking transformation: attraction and loyalty drivers, enhancing our attention model and expand new businesses (Súper Auto, Private Wealth and financial inclusion).

•	Drive digitalisation, remote attention models and the customer experience, in addition to improving information systems and analysis.

•	Focus on attracting payrolls, drawing on our strong presence in the SMEs, companies and corporate segments.

•	Promote SCIB business in order to continue to be the reference in the market in value-added products.

•	All these measures should be reflected in recurrent revenue and volume growth.

Chile

The economy will remain strong in 2019 with growth forecast at 3.5%.

Santander Chile’s strategy will focus on:

•	Become the transactional bank of excellence with the best digital platform for companies.

•	Continue improving quality of service indicators and grow loyal and digital customers.

•	Significant growth in loans and customer funds.

•	Improve our profitability, efficiency and the cost of credit.

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Trend information 2019

Argentina

Growth is expected to stabilise in 2019 after falling in 2018, and inflation to ease, in an environment of fiscal adjustment and a tight monetary policy.

The management priorities at Santander Río will focus on:

•	Continue improving our value offer focusing on the select, SMEs advance and mid-income segments.

•	Gradual transformation of the branch network to a technology-centred model, focused on improving the customer experience.

•	Launch Openbank, the Group’s fully digital bank.

•	Action plans to generate savings and improve efficiency.

•	Opening of the new building which will house the central areas, with new working spaces for boosting innovation, productivity and team work.

United States

Growth is expected to remain dynamic at around 2.5% (2.9% in 2018), driven by fiscal expansion.

Santander will focus on:

•	Continue resolving legacy regulatory issues which remain pending.

•	Improve the customer experience in order to increase the number of active customers.

•	Seize collaboration opportunities across our businesses in the country in order to drive value.

•	Cost management in order to continue improving efficiency.

Santander Corporate & Investment Banking

This division will continue its business strategy:

•	Leverage on our customer-centric model, to drive faster penetration of our franchise and growth in retail banking business (collaboration revenue).

•	Strengthen the global value proposition, focusing on boosting the US, the UK and Continental Europe businesses.

•	Continue the implementation of the Global Infrastructure Programme (GIP), following the regulatory agenda, while embracing the digital transformation.

•	Maintain disciplined use of capital, while keeping strict cost control.

Wealth Management

In 2019 we expect to generate substantial growth, including the investments needed to continue improving our value offer. The key management drivers will be:

•	Consolidate Private Wealth (UHNW) model and value offer.

•	Complete the construction of our private banking global platform in order to reinforce our global proposition for greater connection, taking advantage of our presence in over 10 countries.

•	Consolidate the model and value offer for institutional clients in Santander Asset Management (SAM), in coordination with Santander Corporate & Investment Banking, focusing on Latin American products and infrastructures.

•	Continue improving and offering a wider range of products at SAM, developing new solutions in alternative products (private debt and private equity funds of funds) and completing the offer through strategic agreements with top level specialised management firms.

•	Improve digitalisation through the implementation of Global Private Banker tools, the new front for customers, as well as the investment platform Aladdin at SAM.

•	In 2019, the insurance business will be included in this unit, which will focus on capturing the potential of this business for the Group in all segments where there is an opportunity. In 2018 this business made a total contribution (profit after tax and generated fees) to the Group’s profit of EUR 1.4 billion.

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8. Alternative performance measures (APMs)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at the end of section 3.2 of this chapter.

In addition, the results by business areas in section 4 are presented only on an underlying basis in accordance with IFRS8. The use of this information by the Group’s Governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in note 52.c to our consolidated financial statements.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric
RoE (Return on equity)	Attributable profit to the parent Average stockholders’ equityA (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the Bank’s ability to pay shareholders.

RoTE (Return on tangible equity)	Attributable profit to the parent Average stockholders’ equityA (excl. minority interests) - intangible assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the Bank less intangible assets.

Underlying RoTE	Underlying attributable profit to the parent Average stockholders’ equityA (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from operations outside the ordinary course performance of our business

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the Bank’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding management adjustments) to the Group’s risk weighted assets.

Efficiency (Cost-to-income)	Operating expensesB Total income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the Bank’s operating income.

A.	Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
B.	Operating expenses = Administrative expenses + amortisations.

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Alternative Performance Measures

Profitability and efficiency A B	2018	2017	2016
RoE	8.21%	7.14%	6.99%

Attributable profit to the parent	7,810	6,619	6,204
Average stockholders’ equity (excluding minority interests)	95,071	92,638	88,744

RoTE	11.70%	10.41%	10.38%

Attributable profit to the parent	7,810	6,619	6,204
Average stockholders’ equity (excluding minority interests)	95,071	92,638	88,744
(-) Average intangible assets	28,331	29,044	28,973
Average stockholders’ equity (excl. minority interests) - intangible assets	66,740	63,594	59,771

Underlying RoTE	12.08%	11.82%	11.08%

Attributable profit to the parent	7,810	6,619	6,204
(-) Management adjustments	(254)	(897)	(417)
Underlying attributable profit to the parent	8,064	7,516	6,621
Average stockholders’ equity (excl. minority interests) - intangible assets	66,740	63,594	59,771

RoA	0.64%	0.58%	0.56%

Consolidated profit	9,315	8,207	7,486
Average total assets	1,442,861	1,407,681	1,337,661

RoRWA	1.55%	1.35%	1.29%

Consolidated profit	9,315	8,207	7,486
Average risk weighted assets	598,741	606,308	580,777

Underlying RoRWA	1.59%	1.48%	1.36%

Consolidated profit	9,315	8,207	7,486
(-) Management adjustments	(231)	(756)	(406)
Underlying consolidated profit	9,546	8,963	7,892
Average risk weighted assets	598,741	606,308	580,777

Efficiency ratio (Cost-to-income)	47.0%	47.4%	48.1%

Underlying operating expenses	22,779	22,918	21,088
Operating expenses	22,779	22,993	21,101
Management adjustments impact C	—	(75)	(13)
Underlying total income	48,424	48,392	43,853
Total income	48,424	48,355	44,232
Management adjustments impact C	—	37	(379)

A.	Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months’ (from December to December).
B.	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C.	Following the adjustments in Note 52.c to the consolidated financial statements.

Efficiency ratio by business areas

	2018			2017
	%	Total income	Operating expenses	%	Total income	Operating expenses
Continental Europe	52.1	15,881	8,278	53.1	14,417	7,662

Spain	56.8	7,894	4,480	58.9	6,860	4,040
Santander Consumer Finance	43.1	4,610	1,985	44.1	4,484	1,978
Poland	42.8	1,488	636	42.6	1,419	605
Portugal	47.8	1,344	642	49.3	1,245	614

United Kingdom	55.2	5,420	2,995	50.1	5,716	2,861

Latin America	37.7	21,201	7,996	38.7	22,519	8,721

Brazil	33.6	13,345	4,482	35.6	14,273	5,080
Mexico	41.5	3,527	1,462	39.9	3,460	1,382
Chile	41.2	2,535	1,045	40.6	2,523	1,025
Argentina	61.9	1,209	749	55.5	1,747	970

US	43.4	6,949	3,015	46.0	6,959	3,198

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Underlying RoTE by business areas

	2018			2017
			Average			Average
			stockholders’			stockholders’
			equity (excl.			equity (excl.
		Underlying	minority		Underlying	minority
		attributable	interests) -		attributable	interests) -
		profit to the	intangible		profit to the	intangible
	%	parent	assets	%	parent	assets
Continental Europe	10.64	3,642	34,228	9.82	3,202	32,614

Spain	10.81	1,738	16,070	10.31	1,439	13,957
Santander Consumer Finance	15.86	1,296	8,169	16.44	1,254	7,626
Poland	10.29	298	2,893	11.56	300	2,593
Portugal	12.06	480	3,983	11.65	435	3,737

United Kingdom	9.32	1,362	14,620	10.26	1,498	14,604

Latin America	19.12	4,228	22,111	17.94	4,297	23,946

Brazil	19.77	2,605	13,173	16.91	2,544	15,042
Mexico	20.35	760	3,733	19.50	710	3,642
Chile	18.39	614	3,340	17.89	586	3,275
Argentina	11.83	84	708	32.02	359	1,122

US	4.12	552	13,404	3.12	408	13,050

Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk A	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

A.	Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	2018	2017	2016
NPL ratio	3.73%	4.08%	3.93%

Non-performing loans and advances to customers, customer guarantees and customer commitments granted	35,692	37,596	33,643
Total risk	958,153	920,968	855,510

Coverage ratio	67.4%	65.2%	73.8%

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,061	24,529	24,835
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,692	37,596	33,643

Cost of credit	1.00%	1.07%	1.18%

Net loan-loss provisions over the last 12 months	8,873	9,111	9,518
Average loans and advances to customers over the last 12 months	887,028	853,479	806,595

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Alternative Performance Measures

NPL ratio by business areas

	2018			2017
		Non-			Non-
		performing			performing
		loans and			loans and
		advances to			advances to
		customers			customers
		customer			customer
		guarantees			guarantees
		and customer			and customer
		commitments			commitments
	%	granted	Total risk	%	granted	Total risk
Continental Europe	5.25	22,537	429,454	5.82	24,674	424,248

Spain	6.19	14,833	239,479	6.32	15,880	251,433
Santander Consumer Finance	2.29	2,244	97,922	2.50	2,319	92,589
Poland	4.28	1,317	30,783	4.57	1,114	24,391
Portugal	5.94	2,279	38,340	7.51	2,959	39,394

United Kingdom	1.05	2,755	262,196	1.33	3,295	247,625

Latin America	4.34	7,461	171,898	4.46	7,464	167,516

Brazil	5.25	4,418	84,212	5.29	4,391	83,076
Mexico	2.43	822	33,764	2.69	779	28,939
Chile	4.66	1,925	41,268	4.96	2,004	40,406
Argentina	3.17	179	5,631	2.50	202	8,085

US	2.92	2,688	92,152	2.79	2,156	77,190

Coverage ratio by business areas

	2018			2017
		Provisions			Provisions
		to cover			to cover
		impairment	Non-		impairment	Non-
		losses on	performing		losses on	performing
		loans and	loans and		loans and	loans and
		advances to	advances to		advances to	advances to
		customers,	customers		customers,	customers
		customer	customer		customer	customer
		guarantees	guarantees		guarantees	guarantees
		and customer	and customer		and customer	and customer
		commitments	commitments		commitments	commitments
	%	granted	granted	%	granted	granted
Continental Europe	52.2	11,754	22,537	54.4	13,419	24,674

Spain	45.0	6,682	14,833	46.8	7,434	15,880
Santander Consumer Finance	106.4	2,387	2,244	101.4	2,352	2,319
Poland	67.1	883	1,317	68.2	760	1,114
Portugal	50.5	1,151	2,279	62.1	1,838	2,959

United Kingdom	33.0	908	2,755	32.0	1,055	3,295

Latin America	97.3	7,263	7,461	85.0	6,345	7,464

Brazil	106.9	4,724	4,418	92.6	4,066	4,391
Mexico	119.7	984	822	97.5	760	779
Chile	60.6	1,166	1,925	58.2	1,167	2,004
Argentina	135.0	241	179	100.1	202	202

US	142.8	3,838	2,688	170.2	3,668	2,156

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Other indicators

The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Price / tangible book value per share (X)	Share price TNAV per share	Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the Bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Group’s profits

A.	Tangible book value = Stockholders’ equity - intangible assets.

Other indicators	2018	2017	2016
TNAV (tangible book value) per share	4.19	4.15	4.15

Tangible book value	67,912	66,985	61,517
Number of shares excl. treasury stock A (million)	16,224	16,132	14,825

Price / tangible book value per share (X)	0.95	1.32	1.16

Share price (euros) A	3.973	5.479	4.797
TNAV (tangible book value) per share	4.19	4.15	4.15

Loan-to-deposit ratio	113%	109%	114%

Net loans and advances to customers	882,921	848,914	790,470
Customer deposits	780,496	777,730	691,111

PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	1,015	902	n.a.

Profit after taxes	563	476	n.a.
Net fee income net of tax	452	426	n.a.

A.	2016 data adjusted for the capital increase in July 2017, to enable like-on-like comparisons with 2017 and 2018 data.

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Alternative Performance Measures

Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2018 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section Economic, regulatory and competitive context of this chapter.

Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section Economic, regulatory and competitive context.

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Risk management

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

1. Risk management and control model

Risk management and control is key in ensuring that we remain a robust, safe and sustainable bank aligned with the interests of our employees, customers, shareholders and society.

In Santander we prioritise the execution of a forward-looking risk management. This has enabled the Group, since its foundation in 1857, to deal appropriately with changes in the economic, social and regulatory environment and continue helping people and businesses prosper.

Our risk management and control model is based on the principles below, taking into account regulatory expectations, and market best practices:

1.	Advanced risk management with a forward-looking approach that ensures a medium-low risk profile, based on our risk appetite framework defined by the board.

2.	Risk culture that applies to all employees throughout the Group.

3.	Clearly defined three lines of defence model that enable us to identify, manage, control, monitor and challenge all risks.

4.	Autonomous subsidiaries model with robust governance based on a clear structure that separates the risk management and the risk control functions.
5.	Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels.

6.	Risks are managed by the units that generate them.

These principles, combined with a series of interrelated tools and processes in the Group’s strategic planning (risk appetite, risk identification and assessment, scenario analysis, risk reporting framework, annual planning and budget, etc.) provide a holistic control framework across the Group.

1.1 Risk governance

The Group has a strong governance framework, which pursues the effective control of the risk profile within the risk appetite defined by the board.

This governance framework is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees dealing with a strong relationship between the Group and its subsidiaries. Overlaid with our Group wide risk culture Risk Pro/I am Risk.

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Risk management and control model

Lines of defence

At Santander, we follow a three lines of defence control model:

First line
All business functions and business support functions that originate risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

Second line

These are the Risk Control and Compliance and Conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defence.

These functions ensure that risks are managed in accordance with the risk appetite, fostering a strong risk culture across our organisation. They also provide guidance, advice and expert opinion in risk-related matters.

Third line
Internal Audit function. This function controls and regularly checks that the policies and procedures are adequate and effectively implemented in the management and control of all risks.

The Risk Control, Compliance and Conduct, and Internal Audit functions are separated and independent and have direct access to the board of directors and/or its committees.

Risk committees structure

Ultimately, the board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the Group’s risk culture and risk appetite framework.

Except for specific topics detailed in its bylaws, the board has the capacity to delegate its faculties to other committees. This is the case of the risk supervision, regulation and compliance committee and the Group’s executive committee, which has specific risk related responsibilities.

For more information see the Corporate governance chapter, section 4.7 ‘Risk supervision, regulation and compliance committee activities in 2018’

The Group Chief Risk Officer (Group CRO) leads the risk function within the Group, advises and challenges the executive line and reports independently to the risk supervision, regulation and compliance committee and to the board.

Other bodies that form the highest level of risk governance, with authorities delegated by the board of directors, are the executive risk committee and the risk control committee, detailed as follows:

Executive risk committee (ERC)

Purpose: this committee is responsible for managing all risks, within the faculties delegated by the board. The committee makes decisions on risks assumed at the highest level, ensuring that they are within the established risk appetite limits for the Group.

Chair: CEO.

Composition: nominated executive directors and other Group senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The Group CRO has a veto right on the committee’s decisions.

Risk control committee (RCC):

Purpose: to control and oversee that risks are managed in accordance with the risk appetite approved by the board, providing a comprehensive overview of all risks. This includes identifying and monitoring both current and potential risks, and evaluating their potential impact on the Group’s risk profile.

Chair: Group CRO.

Composition: senior management members from the Risk, Compliance and Conduct, Financial Accounting and Management Control functions are represented, among others. Senior members of the risk function (CROs) from the Group’s units regularly take part in reporting their risk profiles.

Additionally, each risk factor has it´s own fora, committees and meetings to manage the risks under their control. Among others, they have the following responsibilities:

•	Advice the CRO and the risk control committee that risks are managed in line with the Group’s risk appetite.

•	Carry out and regular monitoring of each risk factor.

339

•	Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

For certain matters, the Group may establish specific additional governance. For example, following the UK Government decision to leave the EU, the Group and Santander UK set up separate steering committees and working groups to: i) monitor the Brexit process; ii) develop contingency plans; and iii) escalate and take decisions to minimise potential impacts on our business and customers.

In the face of prolonged uncertainty, the Group and Santander UK began, in 2018, to execute the agreed contingency plans to ensure readiness for the withdrawal by the UK from the European Union.

The regarding Group’s risk relationship management with its subsidiaries

Alignment of units with the Group

In all the subsidiaries, the management and control model follows the frameworks established by the Group’s board of directors. The local units adhere to them by their respective boards. The Group reviews and validates any local adaptations as needed. The Corporate centre participates in the relevant decision-making through their validation.

This creates a recognisable and common risk management and control model across the Group.

The ‘Group-subsidiary governance model and good governance practices for subsidiaries’ sets up regular interaction and functional reporting by each local CRO to the Group CRO, as well as the participation of the Group in the process of appointing, setting targets, evaluation and remuneration of local CRO’s, in order to ensure risks are adequately controlled by the Group.

To strengthen the relationship between the Group and the units, various initiatives have been taken in order to develop the risk management model across the Group:

•	Promote collaboration to accelerate share of best practices to help solve local weaknesses strengthen current processes and boost innovation.

•	Talent identification within the risk teams, boosting international mobility (Global Risk Talent Program).

•	Advanced Risk Management (ARM): definition and implementation of the risk initiatives, both Group and local, underpinning the transformation aspirations of the risk management and control model of each unit.

Subsidiary committee structures

The ‘Group-subsidiary governance model and good governance practices for subsidiaries’ recommends that each subsidiary should have risk committees and other executive committees, consistent with those already in place in the Group.

The subsidiary governance bodies are structured taking into consideration local requirements, both regulatory and legal, as well as their specific dimension and complexity, in a manner that is consistent with those of the parent company, as established in the internal governance framework.

As part of our role to review the aggregated oversight of all risks, the Group exercises a validation and challenge role with regard to the transactions and management policies of the subsidiaries, insofar as they affect the Group’s risk profile.

For more detail regarding the subsidiaries committees’ structure see chapter Corporate Governance, section

7 ‘Group structure and governance framework’.

Risk culture - Risk Pro

Santander has a strong risk culture known as Risk Pro implemented across the Group, which defines the way in which we understand and manage risks on a day-to-day basis. It is based on the principle that all employees are responsible for risk management.

Further information is available in the Responsible

banking chapter, section ‘Risk culture’.

1.2 Social and environmental risk

Social and environmental policies

Santander contributes to sustainable economic growth by promoting the protection and conservation of the environment, and the protection of human rights. This principle of environmental and social responsibility embedded across the Group and decision-making processes. It is for example, reflected in the environmental, social and reputational risk assessments that Santander carries out on its customers and transactions as part of its decision-making processes across the whole Group.

The Group has board approved, sector specific, environmental, social and reputational risk policies covering energy (including coal), mining and metals, soft commodities and defence that are reviewed annually to ensure they follow the best international practices and standards. The policies set out the activities where the Group will not provide financial products and/or services and those where Santander will conduct in-depth analysis to assess their environmental, social and reputational impacts.

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Advances to our social and environmental policies is overseen by a working group chaired by the Group Chief Compliance Officer. The working group also assesses any issues with customers and transactions that fall within the scope of the policies and provides an opinion on all relevant matters to corresponding approval committees.

In addition to the above, and since 2009, the Group has applied the Equator Principles to all project finance transactions.

Equator Principles reporting by Santander is available on the Responsible banking chapter, in section ‘Evaluation of environmental risk of financing activities’.

Climate change and the Task Force on Climate-related Financial Disclosure

The Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board (FSB) has published a series of recommendations for corporate governance, strategy, risk management, metrics and targets in relation to climate change. The implementation of these recommendations will significantly transform how financial institutions identify investment opportunities and manage the risks associated with the changes to international economic activities that are required to address the challenge of climate change.

As a result of the Paris Climate Agreement, governments and regulators across the EU and other countries, where the Group is present, are working on developing and implementing legal rules that will help meet the agreed targets and facilitate the transition to a lower emission economy. Santander is providing input into these consultations and will actively work to implement them in due course.

1.3 Management processes and tools

For risk management and control purposes, the Group has defined several key processes that rely on a series of tools, as follows:

Risk appetite	Risk Identification and Assessment (RIA)

Stress Test	Risk Reporting Framework (RRF)

Risk appetite and structure of limits

In Santander we define risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy in the event of unexpected circumstances. Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the board for the whole Group. Every main business unit sets its own risk appetite according to the adaptation of the Group methodology and its own circumstances. The boards of the subsidiaries are responsible for approving their respective risk appetite proposals once they have been reviewed and validated by the Group.

The Group shares a common risk appetite model. It sets out the requirements for processes, metrics, governance bodies, controls and standards for implementation across the Group, cascading down management policies and limits to lower levels.

a. Business model and fundamentals of the risk appetite

The risk appetite definition is consistent with our risk culture and business model. The main elements that define the business model and underpin the risk appetite are:

•	Medium-low and predictable risk profile based on a diversified business model, focused on retail and commercial banking with internationally diversified activities and strong material market share, as well as a wholesale business model that is centred on customer relationships in the Group’s main markets.

•	Stable and recurrent earnings and shareholder remuneration policy, underpinned by sound capital and liquidity, and diversified sources of funding.

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•	Autonomous subsidiaries that are self-sufficient in terms of capital and liquidity, minimising the use of non-operational or shell companies, and ensuring that no subsidiary has a risk profile that could jeopardise the Group’s solvency.

•	An independent Risk function with active involvement of senior management to reinforce a strong risk culture and a sustainable return on capital.

•	Global and holistic view of all risks, through extensive control and monitoring: All risks, all businesses and all countries.

•	Focus on products that the Group knows sufficiently well and has the capacity to manage (systems, processes and resources).

•	A conduct model that protects customers and shareholders.

•	Remuneration policy that aligns the individual interests of employees and executives with the risk appetite, and is consistent with the evolution of the Group’s long-term results.

b. Corporate risk appetite principles

The following principles govern the Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management.

•	Holistic risk view (Enterprise Wide Risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

•	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/ stress scenarios.

•	Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, unit or business line, as well as through the key risk appetite processes.

•	Coherence across the various units and a common risk language throughout the Group. The risk appetite of each unit of the Group must be coherent with that across the Group.

•	Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

c. Limits structure, monitoring and control

The risk appetite is formulated annually and includes a series of metrics and limits to establish in quantitative and qualitative terms the maximum risk exposure that every unit and the Group as a whole is willing to assume.

Compliance with risk appetite limits is regularly monitored. Specialised control functions report the risk profile adequacy to the board and its committees, on quarterly basis.

Limit breaches and non-compliance with the risk appetite are reported to the relevant governance bodies. An analysis of the causes, an estimation of the duration of the breach and corrective actions proposals are also submitted.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool. The management policies and structure of the limits used to manage the different types and categories of risk have a direct relation with the principles and limits defined in the risk appetite (described in greater detail in this chapter, sections 3.2 ‘Credit risk management’, 4.2 ‘Trading market risk management’ and 4.4 ‘Structural balance sheet risks management’.

Each risk and business area is responsible for verifying that the risk appetite limits and controls used are properly embedded in the day-to-day management. The Risk Control and Supervision function validates the resulting assessment, ensuring that limits conform to the risk appetite.

d. Risk appetite axes and key metrics

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that Santander wants to adopt or maintain in the deployment of its business model, which are described as follows:

•	Volatility of results

To limit the potential negative volatility of the results in the strategic and business plans under stressed conditions.

This axis contains metrics which measure the behaviour and evolution of real or potential losses in the business.

The stress tests, measure the maximum fall in results under adverse conditions with a reasonable probability of occurrence and similar by risk type (thus allowing aggregation).

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•	Solvency

Addresses the maintenance of the Entity’s equity, keeping capital above regulatory requirements and market expectations.

It determines the minimum level of capital the Entity requires in order to cope with potential losses under both normal and stressed conditions.

This approach included in the risk appetite model is supplementary to and consistent with the capital objective approved within the Group’s capital planning process.

•	Liquidity

The Group has developed a funding model based on autonomous subsidiaries that are responsible for maintaining their own liquidity needs.

On this basis, liquidity management is conducted by each subsidiary within a corporate framework that develops its basic principles (decentralisation, equilibrium in the medium and long term funding, high weight of customer deposits, diversification of wholesale sources, reduced exposure to short-term financing, sufficient liquidity reserve) and revolves around three main pillars (governance model, balance sheet analysis and measurement of liquidity risk).

Santander’s liquidity risk appetite establishes demanding objectives of liquidity positions and horizons under systemic and idiosyncratic stress scenarios (local and global). In addition, a limit is set for the net stable funding ratio (NSFR), together with a limit on the minimum liquidity coverage position.

•	Concentration

Santander seeks to maintain a diversified risk profile. This is achieved by virtue of Santander’s business orientation to retail banking with a high degree of international diversification.

This axis includes, among others, the individual maximum exposure limits with customers, aggregated maximum exposure with major counterparties, and maximum exposure by activity sectors, in commercial real estate and in portfolios with a high risk profile. Customers with an internal rating lower than investment grade or equivalent, or which have excessive exposure of a certain degree, are also monitored.

•	Non-financial transversal risks

This involves qualitative and quantitative metrics that help monitor exposure to non-financial risks. These include specific indicators for fraud, technological risk, security and cyberrisk, money laundering prevention, regulatory compliance, product governance and customer protection.

Risk identification and assessment (RIA)

The Group carries out the identification and assessment of the different risks that it is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce our risk culture.

In 2018, the approach centred on three main areas: standards control environment review, perimeter completeness by integrating new units, together with the risk performance indicators review and their alignment with the risk appetite.

In addition, the RIA exercise analyses the evolution of risks and identifies areas of improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.

•	Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Group’s risk profile as of December 2018 remains as solid medium-low.

Scenario analysis

We analyse the impact triggered by different scenarios in the environment, in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may impact our risk profile.

Scenario analysis is a robust and useful tool for management at all levels. It enables the Group to assess its resilience in stressed environments or scenarios, and identifies measures to reduce exposure under these scenarios. The objective is to reinforce the stability of income, capital and liquidity.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•	Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Group and external from the market), and simulation models.

•	Inclusion of expert judgement and portfolio manager’s knowhow.

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•	Challenge and backtesting of model results to ensure they are adequate.

•	Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

The application of these pillars in the European Banking Authority (EBA) stress test, executed and reported bi-annually, has enabled Santander to satisfactorily meet the defined requirements - both quantitative and qualitative - and to contribute to the excellent results obtained by the Group.

For further information on the Stress test result, please refer to chapter Economic and financial review, in section 3.5 ‘EBA/ECB transparency exercise 2018’.

Uses of scenario analysis

The EBA guidelines establish that scenario analysis should be integrated in the risk management framework and in the Group’s management processes. This requires a forward looking view in risk and strategic management, capital and liquidity planning.

Scenario analysis is included in the Group’s control and management framework, ensuring that any impact affecting the Group’s solvency or liquidity can be rapidly identified and addressed. With this objective, a systematic review of exposure to the different types of risk is included, not only under the baseline scenario but also under various simulated adverse scenarios.

Santander has a map of uses in place to strengthen the alignment of scenario analysis for each risk type, along with the continuous improvement of such uses. The goal is to reinforce the integration among the different regulatory and management exercises.

Scenario analysis forms an integral part of several key processes of the Group:

•	Regulatory uses: stress test scenarios using the guidelines set by the European regulator or by each local supervisor.

•	Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Group’s capital and liquidity.

•	Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Group does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels. For more detail see Risk appetite and structure of limits in section 1.3 ‘Management processes and tools’ above mentioned and section 4.6. Liquidity risk management in this report.

•	Recurrent risk management in different processes/exercises:

•	Budgetary and strategic planning process, in the development of commercial risk admission policies, in the global risk analysis for senior management or in the specific analysis regarding profile of activities or portfolios.

•	Identification of Top risks on the basis of a systematic process to identify and assess all the risks which the Group is exposed to. The Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Group.

•	Recovery plan annually performed to establish the available tools the Group will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events.

•	IFRS9 from 1 January 2018, the processes, models and scenario analysis methodology are included in the new regulatory provision requirements.

For additional details regarding scenario analysis see sections 3.2 ‘Credit risk management, 4.2 ‘Trading market risk management’ and 4.6.’Liquidity risk management’.

In 2018 Santander participated in the United Nations Environmental Program Financial Initiative (UNEP FI) pilot, along with 15 banks, to implement the TCFD requirements. The initiative´s objective was to develop scenarios, models and metrics to enable a scenario-based, forward-looking assessment of climate-related risks and opportunities, as well as contributing to the working group.

The Group specifically focused on direct and indirect transition risks and their impact on its transportation sector wholesale portfolio, based on different scenarios provided within the UNEP FI pilot. The scenarios covered Santander exposures across all geographies, taking into consideration segmentation, sensitivities and model calibration that were selected based on our knowledge of clients.

The key finding from the pilot exercise was that the Santander wholesale portfolio clients are especially resilient to the stress test, including climate-related transition impacts, and are able to adapt to the technological change requirements with limited impact on their credit quality.

The UNEP FI project has brought notable progress to climate risk assessment, but there is still room for improvement in the metrics

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calculation. Overall, the test highlighted that more granular scenarios would need to be developed to address more sector-specific drivers and more diverse geographical assumptions (e.g. Latin American countries). The model, as it currently stands, is a deterministic model reliant on expert judgement, so its methodology and calibration need to evolve to improve the results and make them comparable between participating banks.

Risk Reporting Framework (RRF)

Our reporting model has strengthened by consolidating the overall view of all risks, based on complete, precise and recurring information that allows the Group’s senior management to assess the risk profile and decide accordingly.

The risk reporting taxonomy contains three types of reports received by senior management on a monthly basis: the Group risk report, the risk reports of each unit, and the reports of each of the risk factors identified in the Group’s General risk corporate framework.

This risk reporting taxonomy has the following features:

•	It covers all significant risk areas. Reports maintain the due balance between data, analysis and qualitative comments, including forward-looking measures, risk appetite information, limits and emerging risks, and they are distributed to senior management.

•	They are suitable for the Group’s subsidiaries structure, combining a holistic view with a deeper analysis for each risk factor.

•	They allow a uniform view, as each subsidiary may define its own reports based on local criteria, in addition to an aggregate view that enables for analysis of risks based on a common definition.

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2. Risk map and risk profile

Credit risk	Section 3

Credit risk with customersA by country

• Adequate sector and geographic diversification between mature and emerging markets.
• Consolidation of the improvement trend in the Group’s main credit indicators.
A. Includes gross lending to customers, guarantees and documentary credits.
B. Cost of credit calculated as the percentage of loan- loss provisions twelve months of the average lending.

Trading market risk, structural and liquidity risk	Section 4

• Avg. VaR of the trading activity of SCIB remains at moderately low levels, as it is focused on customer services and has geographic diversification.
• Comfortable liquidity position, based on our commercial strength and autonomous subsidiaries model, with a strong weighting of customer deposits and robust liquid asset buffers.
• An appropriate balance sheet structure reduces the impact of interest rates changes on net interest income and equity.

Capital risk	Section 5

• The main capital requirements correspond to credit risk, which is the core business of the Group, with a medium-low risk profile.
• In the adverse scenario of the EBA stress test of November 2018, Santander is the bank with the least CET1 fully loaded destroyed among our European peers.
C. Risk Weighted Assets.
D. 2018 data calculated using the IFRS9 transitional arrangements.
E. Includes counterparty risk, securitisations and amounts below the thresholds for deduction.

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Operational risk	Section 6

Net losses by operational risk categories

• Significant reduction in net losses compared to 2017, particularly in the Practices with Customers category.

•  Improved risk analysis due to: incorporation of new risk appetite metrics, improvements in the process of determining critical controls and greater integration of operational risk in the Group’s strategic exercises.

• Focus on: fraud risk mitigation, information security and cybersecurity, and supplier control.

Compliance and conduct risk	Section 7

• Completion of the three-year strategic program, with the implementation of a series of initiatives.	• Deployment of the Regulatory Radar governance in the Group and units to support the monitoring of the new regulations.

•  Digitalisation of the main processes of corporate operations, annual compliance program, product governance, Code of conduct in the securities market and operations with reputational risk validation.

• Implementation of a specific compliance program for GDPR and MiFID II in the Group’s units.

• Promoting online collaboration with platforms and structured spaces for the exchange of information, money laundering and terrorism financing alert management optimisation.	• Consolidation of the supervision model regarding market abuse, reporting and escalation of events.

Model risk	Section 8

•	Supervisors and internal auditors focus on IRB and IMA regulatory models.

•	A strategic project has been launched, model risk management 2.0 (MRM 2.0), to reinforce our model risk management.

The following sections detail the risk profile of the Group by risk factor. This risk profile might be affected by the macroeconomic, regulatory and competitive environment in which the Group performs its activities.

Further information can be found in the Economic and financial review chapter, section 1 ‘Economic, regulatory and competitive environment’.

Strategic risk	Section 9

•	The management model pursues a correct monitoring and control of strategic across the Group and its subsidiaries.

•	Potential threats that may affect the strategic objectives are identified and assessed to take necessary mitigation actions.

The financial information is based on the aggregation of figures for the different geographical areas and business units within the Group. This information relates both to accounting data and those provided by the management information systems. In all cases, the same general principles are applied as those used in the Group.

The businesses included in each of our geographical segments and the accounting principles applied may differ from those used in the financial information prepared and disclosed by our subsidiaries which, by name or geographical description, may appear to correspond to the business areas contemplated in this report. Therefore, the results and trends shown here for our business areas may differ significantly from those of such subsidiaries.

The notes to the consolidated financial statements contain additional information regarding the Group’s risks and other relevant information regarding provisions, litigation and other matters, including tax risks and litigation.

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3. Credit risk

3.1 Introduction

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Group has either directly provided credit or for which it has assumed a contractual obligation.

3.2 Credit risk management

The credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group’s transactions. It considers a holistic view of the credit risk cycle including the transaction, customer and portfolio view. Both business and risk areas, together with the senior management participate in the management process.

The identification of credit risk is a key component for the active management and effective control of portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted.

Planning

Planning allows to set business targets and define specific action plans, within the risk appetite established by the Group. These targets are met by assigning the necessary means (models, resources, systems).

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The SCPs are prepared jointly by the Commercial and Risk areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn.

SCP management integration provides an updated view on the credit portfolios quality, allows to measure credit risk, perform internal controls and periodic monitoring of planned strategies, anticipate deviations and identify significant changes in risk and its potential impact, as well as corrective actions.

The SCPs approval corresponds to the risk executive committee or equivalent body of each entity previous to its validation at Group level in the corporate risk executive committee. The periodic monitoring of SCPs is carried out by the same bodies that approve and validate them.

The process pursues the SCPs alignment with the capital objectives of the Group’s units.

Assessment of the risk and credit rating process

In order to assign a rating that reflects the credit quality of the customer, the Group uses valuation and parameter estimation models in each of the segments where it operates: SCIB (Santander Corporate & Investment Banking: sovereigns, financial institutions and large corporates), commercial banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers which are monitored and controlled to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

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1

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst’s expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (treated on an individual basis) segments.

2	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision-making.

Parameter estimation models are obtained through econometric statistical models, internally developed, based on historical loss and default of the portfolios for which they are developed and used to calculate the economic and regulatory capital, and the IFRS9 provision of each portfolio.

Periodic model monitoring and evaluation is carried out, assessing among others, the adequacy of its use, its predictive capacity, correct performance, and level of granularity. In the same way, the existence and compliance of the policies corresponding to each and every segment is verified (these policies enable the execution of business plans defined under the approved risk appetite).

The resulting ratings are regularly reviewed, incorporating the latest available financial and other information. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or through automatic warnings in the systems.

Limits, pre-classifications and pre-approvals definition

The connection between the credit risk appetite of the Group and management of the credit portfolios is implemented through the SCPs, which define the portfolio and new originations limits to anticipate the portfolio risk profile. The cascading down of the Group’s risk appetite framework credit risk metrics, strengthens the existing control over credit portfolios.

We have processes that determine the risk that the Group is able to assume with each customer. These limits are set jointly by the business and risk areas and have to be approved by the executive risk committee (or committees to which it has delegated such authority) and reflect the expected results of the business in terms of risk-return.

There are different limit models depending on the segment:

•	Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit equivalent risk (CER). It includes the actual and expected risk with a customer based on its usual transactions, always within the limits defined in the risk appetite and established credit policies.

•	Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference point in the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of a senior analyst or committee.

•	For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

Mitigation actions

As a general rule, from a risk admission point of view, the concession criteria are linked to the payment capacity of the borrower to comply with the total of the assumed financial obligations – this does not imply an impediment to requiring a higher level of real or personal guarantees.

The payment capacity will be evaluated based on the funds or net cash flows from the customer´s businesses or usual sources of income, without depending on guarantors or assets given as collateral. Such guarantors or assets should always be considered, when evaluating the approval of the transaction, as a second and exceptional way of recovery in case the first has failed.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction for the purpose of mitigating the loss due to a breach of the payment obligation.

Mitigation techniques implementation follow the minimum requirements established in the Guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

In Santander we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

•	Personal guarantees

•	Guarantees from credit derivatives

•	Real guarantees

Effective guarantees are those real and personal guarantees for which its effectiveness as a credit risk mitigant is proved and whose valuation complies with the established policies and procedures. The analysis of the effectiveness of the guarantees must take into account, among others, the necessary time for the execution and ability to enforce the guarantees.

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Scenario analysis

As described in Scenario analysis in section 1.3 ‘Management processes and tools’, credit risk scenario analysis enables senior management to better understand the portfolio evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of capital provisions for stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a 3-year horizon. The process involves the following main stages:

•	Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios). A global stress scenario is a world crisis situation that impacts each of the countries in which the Group operates. In addition, a local stress scenario impacts in an isolated way some of the main units with a greater degree of stress than the global stress scenario.

These scenarios are defined by the Group’s Research department in coordination with each unit, using figures published by leading international institutions as a benchmark.

All scenarios are backed by a rationale and are verified and reviewed by all areas involved in the simulation process.

•	Determination of risk parameters value (probability of default, loss given default, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

The forecasting models follow the same development, validation and governance cycles as other internal models of the Group. They are subject to regular backtesting and recalibration to ensure they correctly capture the relationship between macroeconomic variables and the risk parameters.

•	Adaptation of the projection methodology to IFRS9, with an impact on the estimation of the expected loss in each of the IFRS9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in different scenarios and compared to previous years.

•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.

•	Likewise, the process is completed with a set of controls and backtesting that ensure the adequacy of metrics and calculations.

The entire process takes place within a corporate governance framework, and is adapted to the growing importance of this framework as well as market best practices, assisting the Group’s senior management in gathering knowledge for decision-making.

Monitoring

Monitoring business performance on a regular basis, and comparing performance against agreed plans is a key risk management activity.

All customers must be monitored on an ongoing and holistic manner that enables the earliest possible detection of any incidents that may arise impacting the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative impact for the Group.

In this monitoring, the consideration of forecasts and transactions characteristics throughout its life, is assured. It also takes into consideration any variations that may have occurred in the classification and its adequacy in the moment of the review.

Monitoring is carried out by local and global Risk teams, supplemented by Internal Audit. It is based on customer segmentation:

•	In the SCIB segment, monitoring, in the first instance, is a direct function of both the commercial manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This function allows that an up-to-date view of the customers’ credit quality is always available and allows anticipating situations of concern and taking the necessary actions.

•	In the commercial banking, institutions and SMEs with an analyst assigned, the function consists in identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

•	In the individual customers, businesses and SMEs with low turnover segments monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

During 2018, the Group’s Customer watch list policy was replaced with a new Santander customer assessment note monitoring system (SCAN) that will be implemented in the Group’s units during 2019.

The Group’s SCAN system aims to establish the level of monitoring, policies and specific actions for all customers with individualised treatment, based on their credit quality and their particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, in a dynamic manner, with a specific manager and an established periodicity.

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Credit Risk

In addition to customers’ credit quality monitoring, Santander establishes the control procedures needed to analyse portfolios and their performance, as well as possible deviations regarding planning or approved alert levels.

The function establishes as main axes, the control by countries, business areas, management models, products, among others, facilitating early detection of specific attention points, as well as preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of credit risk with regard to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

Recovery and collections management

Recovery activity is a significant element in the Group’s risk management. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the different countries, taking always into account the local particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

Recovery has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria considering unpaid debt conditions.

The Recoveries area directly manage customers, where sustained value creation is based on effective and efficient collection management. The new digital channels are becoming increasingly important in recovery management, developing new forms of customer relations.

The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.

Recovery management is divided into four phases: in arrears, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, write-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce these assets, such as portfolios or foreclosed assets sales. Therefore, the Group is constantly seeking alternative solutions to juridical processes for collecting debt.

In the write-off loans category, debt instruments are included, whether due or not, for which, after an individualised analysis, their recovery is considered remote due to a notorious and unrecoverable impairment of the solvency of the transaction or the holder. Classification in this category involves full or partial cancellation of the gross carrying amount of the loan and it’s derecognition, which does not mean that the Group interrupts negotiations and legal proceedings to recover its amount.

The Group employs specific policies for recovery management that include the principles of the different recovery strategies, while always ensuring the required rating and provisions are maintained and these policies have been updated with IFRS9 implementation, where the most significant change relates to the classification of transactions and the provisions calculation.

In countries with a high exposure to real estate risk, the Group has efficient sales management instruments that enable to maximise the recovery and reduce balance sheet stock.

Forborne portfolio

The Group has an internal Forbearance policy which acts as a reference for the different local transpositions of all its subsidiaries and shares the principles established by the regulation and the applicable supervisory expectations. This policy includes the requirements arising from the implementation of IFRS9.

This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations. If the modification was not made, it would be reasonably certain that the customer would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and monitoring. Therefore, the forborne transaction must be focused on recovery of the amounts due and the payment obligations must be adapted to the customer’s actual situation and, in addition losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policy defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as non-performing or in watch-list for a prudential period of time (aligned with Regulation EU 680/2014) to attain reasonable certainty that repayment capacity can be recovered.

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The forborne portfolio stood at EUR 41,234 million at the end of December. In terms of credit quality, 49% is classified as non-performing loans, with average coverage of 53% (26% of the total portfolio).

Key figures of forborne portfolio

EUR million

	2018	2017	2016
Performing	20,877	27,661	29,771
Non-performing	20,357	20,044	18,689

Total Forborne	41,234	47,705	48,460

% CoverageA	26%	24%	23%

A. Total loan-loss allowances/total forborne portfolio.

Regarding its evolution, the Group’s forborne portfolio decreased by 13.6% in 2018, in line with the trend of previous years.

3.3 Key metrics

Changes in perimeter

Banco Popular

On 7 June 2017, the Group acquired Banco Popular (Popular) and its results and balance sheet were disclosed in the Banco Popular unit.

In this chapter, Popular results and balance sheets, both from 2017 and 2018, are allocated to the different geographical areas of the Group (unless stated otherwise), mainly Spain, Portugal and Spain real estate activity.

Deutsche Bank Polska

In Poland, a country with one of the highest growth rates in Europe, we have concluded the acquisition of Deutsche Bank Polska retail portfolio (of approximately EUR 4,500 million), thus reinforcing our position as one of the main banks in the country.

2018 general performance

Risk is diversified among the main regions where the Group operates: Continental Europe (45%), United Kingdom (27%), Latin America (18%) and the United States (10%), with an adequate balance between mature and emerging markets.

The evolution up to December 2018, credit risk with customers increased by 4% vs. 2017, considering the same perimeter, mainly due to the United States, United Kingdom, and Mexico. Growth in local currency was generalised across all units with the exception of Spain and Portugal.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73% (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00% (7 bp less than the previous year).

Total loan-loss allowances were EUR 24,061 million, bringing the Group’s coverage ratio to 67%, taking into consideration that 62% of the Group net customer loans are secured. It is important to bear in mind that the coverage ratio is affected downwards by the weight of mortgage portfolios (particularly in the UK and Spain), as lower provisions are required due to the existing collateral, which mitigates potential losses.

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Credit Risk

The tables below show the main metrics performance related to credit risk derived from our activity with customers:

Main credit risk performance metrics from our activity with customers

Dec. 2018 data

	Credit risk with customersA (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	429,454	424,248	331,706	22,537	24,674	19,638	5.25	5.82	5.92

Spain	239,479	251,433	172,974	14,833	15,880	9,361	6.19	6.32	5.41
Santander Consumer Finance	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	39,394	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42

UK	262,196	247,625	255,049	2,755	3,295	3,585	1.05	1.33	1.41

Latin America	171,898	167,516	173,150	7,461	7,464	8,333	4.34	4.46	4.81

Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49

US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28

SBNA	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
SC USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84

Total Group	958,153	920,968	855,510	35,692	37,596	33,643	3.73	4.08	3.93

	Coverage ratio (%)			Net ASRB provisions (EUR million)			Cost of credit (%/risk)C
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	52.2	54.4	60.0	1,399	1,109	1,342	0.36	0.31	0.44

Spain	45.0	46.8	48.3	728	603	585	0.33	0.30	0.37
Santander Consumer Finance	106.4	101.4	109.1	360	266	387	0.38	0.30	0.47
Portugal	50.5	62.1	63.7	32	12	54	0.09	0.04	0.18
Poland	67.1	68.2	61.0	161	137	145	0.65	0.62	0.70

UK	33.0	32.0	32.9	173	205	58	0.07	0.08	0.02

Latin America	97.3	85.0	87.3	4,567	4,972	4,911	2.95	3.15	3.37

Brazil	106.9	92.6	93.1	2,963	3,395	3,377	4.06	4.36	4.89
Mexico	119.7	97.5	103.8	830	905	832	2.75	3.08	2.86
Chile	60.6	58.2	59.1	473	462	514	1.19	1.21	1.43
Argentina	135.0	100.1	142.3	231	159	107	3.45	1.85	1.72

US	142.8	170.2	214.4	2,618	2,780	3,208	3.27	3.42	3.68

SBNA	122.1	102.2	99.6	108	116	120	0.24	0.25	0.23
SC USA	154.6	212.9	328.0	2,501	2,590	2,992	10.01	9.84	10.72

Total Group	67.4	65.2	73.8	8,873	9,111	9,518	1.00	1.07	1.18

A.	Includes gross loans and advances to customers, guarantees and documentary credits.
B.	Recovered write-off assets (EUR 1,558 million).
C.	Cost of credit = loan-loss provisions twelve months/average lending.

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Key figures reconciliation

The 2018 consolidated financial statements details the customer loans portfolio, both gross and net of funds. Credit risk also includes off-balance sheet risk. The following table shows the relation between the concepts that comprise these figures:

EUR million

A.	Includes gross loans and advances to customers, guarantees and documentary credits.
B.	Before loan-loss allowances.

Geographical distribution and segmentation

The Group’s risk function is organised on the basis of three types of customers:

•	Individuals: includes all individuals, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management by customer type.

Mortgages to individuals represent approximately 36% of the Group net customer loans. These mortgages are focused in Spain and the UK, and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

•	SMEs, commercial banking and institutions: includes companies and individuals with business activity. It also includes public sector activities in general and private sector non-profit entities.
•	Santander Corporate & Investment Banking (SCIB): consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined based on a full analysis of the company (business type, level of geographic diversification, product types, volume of revenues it represents for the Group, etc.).

The following chart shows the distribution of credit risk on the basis of its management model (includes gross loans and advances to customers, guarantees and documentary credits):

Credit risk distribution

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Taking into consideration the aforementioned segmentation, the geographical distribution and situation of the portfolios is shown in the following charts:

EUR million

Total

Individuals

SMEs, Commercial Banking and Institutions

SCIB

A. Proxies applied for 2017 data.

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The key figures by geographical area are commented below:

•	Continental Europe

•	In Spain[1], the NPL ratio dropped to 6.19% (-13 bp compared to 2017), due mainly to the better performance of the portfolio, the normalisation of several restructured positions and portfolio sales.

•	In Portugal, recoveries and distressed portfolio sales allowed for the reduction of the non-performing loans, placing the NPL ratio at 5.94% (-157 bp vs. 2017).

•	In Poland, the downward trend of the NPL ratio continued, placing it at 4.28% (-29 bp vs. 2017), thanks to a proactive management of the non-performing portfolio through portfolio sales, as well as the incorporation of the new retail portfolio from Deutsche Bank.

•	In Santander Consumer the NPL ratio was 2.29% (-21 bp in the year), due to good overall performance of the portfolios in general, across all its geographies.

•	United Kingdom[2] reduced its NPL ratio, standing at 1.05% (-28 bp in the year) due to the good performance of all segments in general, as well as the single names management in the Corporates portfolio. The coverage ratio remained stable at 33%, thanks to the significance proportion of secured loans with real guarantees.

•	Latin America:

•	Brazil[3], thanks to the robustness of its risk management model, as well as the proactive policies applied in the retail portfolios, the NPL ratio decreased to 5.25% (-4 bp compared to the end of 2017). The coverage ratio was 107% (+14 pp in the year), due to the implementation of IFRS9.

•	Chile reduced its NPL ratio to 4.66% (-30 bp in the year) thanks to the good performance in non-performing loans, mainly in individuals, together with a significant growth in exposure that benefited from the country’s favourable macroeconomic situation reflected in the country’s main indicators.

•	In Mexico the NPL ratio fell to 2.43% (-26 bp in the year), mainly due to the normalisation of the Individuals segment performance.

•	In Argentina the NPL ratio increased up to 3.17% (+67 bp in the year) due to the difficult economic situation of the country, which is affecting especially the Individuals segment. An action plan is already in place begin to show positive results. The coverage ratio improves to 135% due to provisions increases made in certain economic groups as a preventive measure against the country´s macroeconomic deterioration.
•	In the United States[4] the NPL ratio stood at 2.92% (+13% in the year) with the coverage ratio remaining at high levels, at 143%.

•	At Santander Bank N.A. the NPL ratio was 0.88% (-33 bp in the year), due to the proactive management of certain exposures, the favourable evolution of the macroeconomic environment, is reflected in the credit risk profile improvement of the corporates portfolio and the good performance of the individual portfolio.

•	In SC USA the NPL ratio was 7.73%, mainly due to the maturity of those loans that were forborne in 2017 which included the support to customers affected by hurricane season.

Amounts past due (performing loans)

Amounts past due by three months or less represented 0.34% of total credit risk with customers. The following table shows the structure at 31 December 2018, classified on the basis of the first maturity:

Amounts past due. Maturity detail

EUR million

	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to credit institutions	14	1	—
Loans and advances to customers	2,023	629	617
Public administrations	5	—	—
Other private sector	2,018	629	617
Debt instruments	—	—	—

TOTAL	2,037	630	617

Impairment of financial assets

The main change in determining the financial assets hedge due to their impairment is that the new accounting standard, IFRS9, introduces the concept of expected loss compared to the previous model of incurred loss.

The IFRS9 impairment model applies to financial assets valued at amortised cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

The portfolio of financial instruments subject to IFRS9 is divided into three categories, or stages, depending on the status of each instrument in relation to its level of credit risk.

•	Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following twelve months from the reporting date.

•	Stage 2: if there has been a significant increase in risk since the date of initial recognition but the impairment event has not

1.	Does not include real estate activity. Further information is available in section 3.4 ‘Detail of main geographies’ - Spain.
2.	More information available in section 3.4 ‘Detail of main geographies’ - United Kingdom.
3.	More information available in section 3.4 ‘Detail of main geographies’ - Brazil.
4.	More information available in section 3.4 ‘Detail of main geographies’ - United States.

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materialised, the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument

•	Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

The following table shows the credit risk exposure by each of these stages exposure by geography:

Exposure by stage and by geography

EUR million

	Stage 1	Stage 2	Stage 3	TotalA
Continental Europe	373,675	20,877	22,529	417,082

Spain	199,457	13,128	14,833	227,419
SCF	90,878	4,715	2,241	97,833
Portugal	34,086	1,974	2,279	38,340
Poland	28,187	1,060	1,312	30,559

UK	243,419	12,958	2,755	259,132

Latin America	154,387	9,523	7,461	171,370

Brazil	74,184	5,472	4,418	84,074
Mexico	31,371	1,184	822	33,378
Chile	37,085	2,259	1,925	41,268
Argentina	5,072	381	179	5,631

US	73,719	9,927	2,684	86,330

SBNA	47,394	3,021	450	50,866
SC USA	17,903	6,470	2,043	26,417

Total Group	845,200	53,285	35,670	934,155

A.	Excluding EUR 23,998 million from balance not subject to impairment accounting.

In addition, the amount due to the impairment provision reflects the expected credit risk losses over the expected residual life in those financial instruments Purchased or Originated Credit Impaired (POCI).

The evolution of the financial instruments with effective signs of impairment (stage 3) are shown below:

Non-performing loans evolution

according to constituent item

EUR million

A.	Includes EUR 22 million of NPL not subject to impairment accounting.

2016 - 2018 NPL evolution

	2016	2017	2018
NPL (start of period)	37,094	33,643	37,596

Stage 3	—	—	37,571
NPL not subject to impairment accounting	—	—	25
Net entries	7,362	8,269	10,910
Perimeter	734	10,032	177
FX and others	1,211	(826)	(318)
Write-off	(12,758)	(13,522)	(12,673)

NPL (end of period)	33,643	37,596	35,692

Stage 3	—	—	35,670
NPL not subject to impairment accounting	—	—	22

Allowances evolution according to constituent item

EUR million

2016 - 2018 allowances evolution

	2016	2017	2018
Allowances (start of period)	27,121	24,835	24,529

For impaired assets	17,706	15,466	16,459
For other assets	9,414	9,369	8,070
Gross provision for impaired assets and write-downs	11,045	11,607	10,300
Provision for other assets	52	(881)	121
FX and other	(625)	2,490	1,784
Write-off	(12,758)	(13,522)	(12,673)

Allowances (end of period)	24,835	24,529	24,061

Stage 1 and 2	—	—	8,913
Stage 3	—	—	15,148

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The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GDP, house pricing, unemployment rate, etc.).

In estimating the parameters used for impairment provisions calculation (EAD, PD, LGD and discount rate), the Group leverages its experience in developing internal models for calculating parameters for regulatory and internal management purposes. The Group is aware of the differences between such models and regulatory requirements for provisions. As a result, it has focused on adapting the development of its IFRS9 impairment provisions models to such requirements.

•	Determination of significant increase in risk: for the purpose of determining whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into stage 2, the Group considers the following criteria:

•	Quantitative criteria: changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

For the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines and ensuring a consistent interpretation across all geographies.

•	Qualitative criteria: in addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g. over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and policies that are currently in force.

The use of these qualitative criteria is complemented with the application of expert judgement.

•	Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations. The Group is currently working to adapt the definition of default under new standard (EBA Guidelines on the application of the definition of default under Article 178 of the CRR), according to the scheduled plan.
•	Use of present, past and future information: estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, incorporating several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

•	Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g. credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

•	Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognised through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

3.4 Detail of main geographies

United Kingdom

Portfolio overview

Credit risk with customers in the UK amounted to EUR 262,196 million as of December 2018, which means an increase, of 6% compared to year-end 2017 (increase of 7% in local currency), and representing 27% of the Group’s total loans portfolio.

The NPL ratio fell to 1.05% at the end of December (-28 bp compared to year-end 2017), thanks to the good macroeconomic environment and the application of prudent policies, within the risk appetite framework. Therefore, the amount of non-performing loans decreased by 16%, following the trend observed in previous years, thanks to the good performance of the portfolios and the management of single names in the Companies segment.

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Credit Risk

Santander UK portfolio is divided into the following segments:

Portfolio segmentation

Due to its relevance, not only for Santander UK, but also for the entire credit risk exposure of the Group, it is noteworthy the portfolio of mortgage loans to individuals, detailed below.

Mortgage portfolio

This portfolio at the end of December 2018 amounted to EUR 176,581 million (2.1% growth in the year). It consists of residential mortgages granted to new and existing customers, and all are first mortgages. There are no transactions that entail second or successive liens on mortgaged properties.

The real estate market has shown strong resilience with over 1.3% price growth in the year and a stable number of transactions.

Geographically, credit exposures are predominantly concentrated in the south east area of the UK and, particularly, in the metropolitan area of London.

Geographical concentration

Dec. 18 data

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.

The distribution of the portfolio by type of borrower is shown in the chart below:

Mortgage portfolio loan type

EUR million

A.	First time buyer: customers who purchase a home for the first time.
B.	Home mover: customers who change houses, with or without changing the bank granting the loan.
C.	Remortgage: customers who switch the mortgage from another financial entity.
D.	Buy to let: houses bought for renting out.

Santander UK offers a wide range of mortgage products that are aligned with its policies and risk limits. The characteristics of some of them are described below:

•	Interest only loans (32%)[5]: the customer pays the interest every month and repays the capital at maturity. An appropriate repayment vehicle such as a pension plan, mutual fund, etc. is required. This is a common product in the UK market for which Santander UK applies restrictive policies in order to mitigate inherent risks. For example: a maximum loan to value (LTV) of 50%, more stringent approval criteria and assessment of payment capacity, simulating the repayment of capital and interest instead of just interest.

•	Flexible loans (8%): the contract for this type of loan enables the customer to modify their monthly payments or make additional drawdowns of funds up to a previously pre-established limit, under various conditions.

•	Buy to let (5%): buy to let mortgages (purchase of a property to rent out) account for a small percentage of the total portfolio, with approval subject to strict risk policies. In December 2017, these represented approximately 8% of total underwriting and 4% of the remaining portfolio.

The good performance of the mortgage portfolio is reflected in the NPL ratio, which remained moderate at 1.21% at the end of December (+8 bp regarding the previous year). Thanks to the application of prudent admission policies an affordability rate of

5.	Percentage calculated for loans with total or some interest only component.

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the new production is maintained at 3.24 compared to 3.16 the previous year, with a reduced volume of foreclosed properties, which in December 2018 amounted to EUR 25.2 million, 0.02% of total mortgage exposure.

These policies have also allowed the simple average LTV of the portfolio to stand at 42% and the average weighted LTV at 39%. The proportion of the portfolio with LTV between 85% and 100% is at low levels, around 4%.

The following charts show the LTV structure for the stock of residential mortgages as of December 2018:

Loan to ValueA

A.	Loan to value: relation between the amount of the loan and the appraised value of the property. Based on indices.

The credit risk policies currently used explicitly forbid loans regarded as high risk (subprime mortgages) and establish strict requirements for credit quality, both for transactions and for customers. For example, since 2009 mortgages with a loan-to-value of more than 100% have not been allowed.

Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the Real estate unit, which is discussed subsequently in more detail) amounted to EUR 239,479 million (25% of the Group’s total), with an adequate level of diversification by both product and customer segment.

In a context of lower economic and credit growth, new loans continue to increase, especially in SMEs and Corporates. The total credit risk decreased by 4.8% in annual terms, mainly due to the lower financing to public administrations, wholesale banking and an amortisation rate even higher than the growth of new production in individuals. Within the commercial banking segment, SMEs consolidate the growth trend initiated in previous years.

Credit risk by segmentA

Dec. 2018 data

	2018	2017	2016	Var 18/17
Total credit riskA	239,479	251,433	172,974	(4.8%)
Household mortgages	60,908	62,039	46,213	(2%)
Other credit for individuals	25,170	27,372	16,614	(8%)
Business Portfolio	137,296	143,668	96,082	(4%)
Public Administrations	16,105	18,353	14,065	(12%)

A.	In 2017 and 2018 B.Popular is integrated.
B.	Including guarantees and documentary credits.

The NPL ratio for the total portfolio was 6.19%, 13 bp less than in 2017. The decrease in lending (which increased the NPL ratio by 31 bp) was offset by the better NPL figure (which reduced the ratio by 44 bp). This improvement was mainly due to a better performance of the credit portfolio, the cure of several restructured positions and portfolio sales.

NPL and coverage ratio

The more relevant portfolios are described in the following subsections.

Residential mortgages

Residential mortgages in Santander Spain amounted to EUR 61,453 million, representing 26% of total credit risk. 99% of which have a mortgage guarantee.

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Credit Risk

Residential mortgagesA

EUR million

	2018	2017	2016
Gross Amount	61,453	62,571	46,858
Without mortgage guarantee	545	532	645
With mortgage guarantee	60,908	62,039	46,213
of which non-performing loans	2,425	2,511	1,796
Without mortgage guarantee	54	147	27
With mortgage guarantee	2,371	2,364	1,769

A.	Excluding SC Spain mortgage portfolio (EUR 1,837 million in 2018 with doubtful debt of EUR 68 million).

The NPL ratio of mortgages granted to households to acquire a home was 3.89%, remaining at levels similar to previous years below 3.9%.

NPL ratio, residential mortgages

%

The portfolio of mortgages granted to acquire homes in Spain have characteristics that maintain its medium-low risk profile which limits the expectations of a potential additional deterioration:

•	Principal is repaid on all mortgages from the start.

•	Early repayment is common so the average life of the transaction is well below that of the contract.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	Average affordability rate stood at 28%.

•	83% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

•	All customers applying for a residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan instalments taking into consideration other income that the customer may receive. In addition, the analyst must assess if the customer’s income will be stable over the term of the loan.

Debt to incomeA	Loan to ValueB
Average 28.2%	%

A.	Debt to income: relation between the annual instalments and the customer’s net income.
B.	Loan to value: percentage indicating the total risk/latest available house appraisal.

Business portfolio

Credit risk assumed directly with SMEs and corporates (EUR 137,296 million) represent the main lending segment in Santander Spain (57% of the total).

Most of the portfolio corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The portfolio is highly diversified, with no significant concentrations by activity sector.

The NPL ratio for this portfolio stood at 6.36% in 2018, 49 bp lower than in 2017, due to better performance, normalisation of several restructured positions and portfolio sales.

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Real estate activity

The Group manages the real estate activity in Spain in a separate unit, which includes the loans from clients with activity mainly in real estate development, and who have a specialised management model, holdings in real estate companies and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets, which at the end of 2018 stood at a total of 9,282 EUR billion, representing 2% of assets in Spain and less than 0.6% of Group assets. Assets decreased by 13% during 2018, with the following evolution in credit exposures and foreclosed assets (run-off):

•	Net credits amount to approximately EUR 900 million, with a 29% reduction during 2018 and with a coverage ratio of 41%.

•	Net real estate assets (foreclosed and rental assets) were EUR 2,617 billion, with a 9% reduction vs. 2017, and a coverage ratio of 59%.

Credit and foreclosed gross exposure followed the trend begun in previous years and presents a decrease of 80% between 2008 and 2018. Additionally, the Group reached an agreement to sell properties for EUR 1,535 million. This transaction is expected to be finalised by the first quarter of 2019.

Real estate portfolio evolution

EUR million. Dec. 2018 data

	2018	2017
Gross Value	9.282	10.620
Allowances	4.638	5.318
Net value	4.644	5.302
Foreclosed	2.617	2.879
Rental assets	1.154	1.199
Real estate loans	873	1.224

United States

Credit risk at Santander US increased to EUR 92,1526 million at the end of December (representing 10% of the Group’s total), is made up of the following business units:

In 2018, Santander US credit lending continued to grow (+19%), after the reduction of non-core portfolios. The most significant increases are registered in the consumer portfolio (auto) of SBNA and SC USA, as well as in the wholesale banking business of SBNA and SIS.

NPL ratio and cost of credit remain at moderate levels, 2.92% (+13 bp in the year) and 3.27% (-15 bp in the year), respectively. The performance details of Santander US main units are set out below.

Santander Bank N.A.

Santander Bank N.A. business is focused on retail and commercial banking (83%), of which 35% is with individuals and approximately 65% with corporates. One of the main strategic goals is to continue to enhance the wholesale banking business (17%).

Lending has increased by 15% over 2018, being wholesale banking and consumer (auto) the segments with higher growth. The sale of non-core assets continues and the proportion of secured lending remains above 60%.

The NPL ratio continues to decline, standing at 0.88% (-33 bp in the year) in December. This reduction is explained by a proactive management of certain exposures and the favourable macro development showed in the improvement of customer’s credit risk profile in corporates and individuals portfolios. The cost of credit remains at stable levels of 0.24% despite the increase in some segment’s coverage ratios.

Non-Performing Loans Ratio (SBNA)	Coverage Ratio (SBNA)	Cost of credit (SBNA)
%	%	%

6.	Includes EUR 9.5 million of SH USA investment.

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Responsible	Corporate	Economic	Risk
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Credit Risk

Santander Consumer USA

The risk indicators for SC USA are higher than those of the other United States units and the Group, due to the nature of its business, which focuses on auto financing through loans and leasing (97%), seeking the optimisation of the returns associated to the risk assumed. SC USA´s lending also includes a smaller personal lending portfolio (3%).

In 2018, new loan and leasing production showed growth of more than 20% and 60% regarding year-end 2017, mainly supported by the commercial relationship with the Fiat Chrysler Automobiles (FCA) group, the “Chrysler Agreement”, which dates back to 2013, maintaining the quality standards for approval.

Under the Chrysler Agreement, FCA has the option to acquire, for fair market value, an equity participation in the business offering and providing financial services contemplated by the Chrysler Agreement

In June 2018, SC USA announced that it was in exploratory discussions with FCA regarding the future of FCA’s U.S. finance operations after FCA had announced its intention to establish a captive U.S. auto finance unit and indicated that acquiring SC’s FCA-related business was one option it would consider. These exploratory discussions cover a range of options on how to optimize the existing contract and other longer-term arrangements. While a significant change in the business relationship could affect SC USA’s and SH USA’s operations adversely, FCA has not delivered a notice to exercise its equity option and SC USA and FCA continue to operate under the existing arrangements.

The NPL rate, however, increased to 7.73%, mainly due to the maturity of those loans forborne in 2017, which included the support to customers affected by hurricane season. The cost of credit, at the end of December stood at 10.01% (+17 bp in the year), due to the average investment lower growth as a result of the vintages amortisation from high production exercises (2015), partially mitigated by the increase in recoveries efficiency and the positive evolution of the used car price. The coverage ratio remains at high levels, 155%.

The leasing portfolio - business carried out exclusively under the FCA agreement and focused on customers with high quality credit profiles- grew by 41% in the year, to EUR 13,309 million, providing stable and recurring earnings. The management and mitigation of the residual value7 remains a priority, at the end of December the mark-to-market of this vehicles stood in line with the balance sheet value.

Non-performing loans ratio (SC USA)	Coverage ratio (SC USA)	Cost of credit (SC USA)

%	%	%

7.	Leasing residual value: difference between the estimated residual vehicle value at the contract signature and the real vehicle value at the end of the contract.

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Brazil

Improvement in the macro indicators with respect to the previous year, with a GDP growth owing to the increase in private consumption and firm’s investment, driven in a great measure by the reduction in interest rates (SELIC), with minimum historical levels, and the boost from exports arising from the depreciation of the Brazilian real. Additionally, expectations for the next years are optimistic, and macro indicators are expected to continue improving, with a gradual normalisation of interest rates.

Credit risk in Brazil amounts to EUR 84,212 million, representing an increase of 1.4% vs. 2017 and largely due to the depreciation of the Brazilian currency, excluding the exchange rate effect, recorded growth is 13%. Santander Brazil therefore accounts for 9% of the Group’s lending.

Santander Brazil is adequately diversified and has an increasingly marked retail profile, with more than 60% of loans extended to individuals, consumer financing and SMEs.

This increase was more pronounced in retail segments with a more conservative risk profile, within prudential framework of risk growth assumption, but at the same time boosting customer relationship and loyalty, as well as business attracted through digital channels, where an important increase has been recorded during the last year.

In the individuals’ loan segment, market share has increased in profitable products. It is noteworthy the growth in payroll discount loans through the Olé Consignado brand, in addition to credit cards and the mortgage loan portfolio. At the same time, the Financiera unit has reported a stronger position than its competitors, reaching 25% of market share.

In the SME segment it is noteworthy the increase of Adquirência, and to a lower extent, rural loans, which have a low risk profile.

Lastly, the Corporate and SCIB portfolios, both with considerable exposures in US dollars, led more conservative growth, due to the impact of the Brazilian real deprecation against the US dollar.

The leading indicators for the credit risk profile of new loans (vintages) are continuously tracked. These are shown below, confirming the Group’s resilience and prudence in risk management operates. The vintages show transactions over 30 days in arrears at three and six months respectively from their origination date, in order to anticipate any possible portfolio deterioration. This enables the Group to define corrective actions if any deviations from expected results are detected.

As it can be observed in the following chart, Over 30 ratio vintages have been kept at historically low levels, in spite of the strong portfolio growth, thanks to proactive risk management as well as the appropriate measures taken to improve performance.

Vintages. Over 30A ratio evolution at 3 and 6 months from each vintage

%

A.	Ratio calculated as the total value of loans more than 30 days in arrears in the payment over the total vintage amount.
B.	Months on Book.

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Responsible	Corporate	Economic	Risk
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Credit Risk

The NPL ratio stood at 5.25% as of December 2018 (-4 bp compared to the year-end of 2017). This good performance was due to the preventive risk management of the portfolio, the normalisation of the corporates and SCIB portfolios, and due to a solid growth in profitable segments.

Santander Brazil, thanks to a solid culture and advanced risk management, continues improving its credit metrics. Its impairment rate on the lending portfolio, known locally as ‘Over 90 ratio’, stood at 3.1% in December 2018 (-0.1 pp vs. year-end 2017), below the average for private Brazilian banks.

Over 90 ratio total

In general terms, and taking into account the evolution of recent years, the downward trend in the cost of credit continues, which stands at 4.06% at the end of December (-30 bp compared to the end of 2017), thanks to the proactive risk management, the improvements applied in the rating models in the SME portfolio, and the good overall performance in all portfolios.

The coverage ratio stands at 107% (+14 pp vs. end of 2017), due to the implementation of IFRS9, which is comfortable level.

Non-performing loans ratio	Coverage ratio	Cost of credit
%	%	%

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3.5 Other credit risk aspects

Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products which serve the Group’s customer’s needs.

According to regulation (EU) 575/2013, counterparty credit risk is the risk that a client in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: derivative instruments, transactions with repurchase commitment, stock and commodities lending, transactions with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Montecarlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.

Exposures in counterparty risk: over the counter (OTC) transactions and organised markets (OM)

As of December 2018, total exposure on the basis of management criteria in terms of positive market value after applying netting agreements and collateral for counterparty risk activities was EUR 14,699 million (net exposure of EUR 33,500 million).

Counterparty risk: exposure in terms of market value and credit risk equivalent, including mitigation effectA

EUR million
	2018	2017	2016
Market value, netting effectB	29,626	31,162	34,998
Collateral received	14,927	16,293	18,164
Market value with netting effect and collateralC	14,699	14,869	16,834
Netting effectD	33,500	32,876	44,554

A.	Figures under internal risk management criteria. Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
B.	Market value used to include the effects of mitigation agreements so as to calculate exposure for counterparty risk.
C.	Considering the mitigation of netting agreements and having deducted the collateral received.
D.	CRE (credit risk equivalent): net value of replacement plus the maximum potential value, minus collateral received.

In the following table the distribution is shown, both in nominal and market value terms, of the Group’s different products that generate counterparty credit risk. This risk, is mainly concentrated in interest and exchange rate hedging instruments:

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Credit Risk

Counterparty risk: Distribution by nominal risk and gross market valueA

EUR million

	2018			2017			2016
		Market value			Market value			Market value
	Nominal	Positive	Negative	Nominal	Positive	Negative	Nominal	Positive	Negative
CDS protection boughtB	13,498	7	(187)	18,134	36	(95)	23,323	83	(383)
CDS protection sold	8,966	123	(5)	12,097	266	—	19,032	339	(33)

Total credit derivatives	22,464	130	(192)	30,231	302	(95)	42,355	422	(416)

Equity forwards	1,080	256	(43)	733	4	—	133	48	—
Equity options	15,695	467	(443)	10,572	770	(2,841)	15,154	448	(426)
Spot equities	240	—	—	—	—	—	234	—	—
Equity swaps	13,937	1,329	(227)	25,264	859	(554)	15,388	631	(461)
Equities - ETF	32,090	899	(1,127)	26,088	—	—	36,512	—	—

Total equity derivatives	63,042	2,951	(1,840)	62,657	1,633	(3,395)	67,421	1,127	(888)

Fixed income forwards	6,766	110	(45)	8,660	89	(13)	6,357	37	(83)
Fixed income options		—		—	—	—	483	5	(2)
Spot fixed income	3,161	11	(14)	—	—	—	5,159	5	(2)
Fixed income - ETF	—	—	—	—	—	—	349	—	—

Total fixed income derivatives	9,927	121	(59)	8,660	89	(13)	12,348	48	(88)

Spot and term exchange rates	167,729	2,854	(2,461)	128,914	2,604	(3,870)	150,095	3,250	(6,588)
Exchange rate options	46,288	296	(707)	37,140	256	(343)	31,362	479	(624)
Other exchange rate derivatives	719	9	(12)	963	23	(17)	606	7	(27)
Exchange rate swaps	562,719	18,584	(16,918)	488,671	18,264	(15,892)	510,405	25,753	(24,175)
Exchange rate - organised markets	4,186	—	—	1,404	—	—	824	—	—

Total exchange rate derivatives	781,641	21,743	(20,098)	657,092	21,147	(20,122)	693,292	29,489	(31,413)

Asset swaps	8,607	1,196	(1,475)	22,736	1,194	(817)	22,948	1,178	(758)
Call money swaps	878,103	4,563	(4,477)	376,596	2,544	(2,301)	223,005	2,006	(1,581)
Interest rate structures	81,336	4,785	(5,708)	4,180	977	(594)	7,406	2,321	(593)
Forward rate agreements - FRAs	308,111	29	(28)	190,476	23	(39)	370,433	41	(106)
IRS	3,507,802	73,597	(73,237)	3,219,369	71,346	(75,391)	3,182,305	92,268	(92,873)
Other interest rate derivatives	143,029	1,906	(1,484)	185,925	2,816	(2,113)	210,061	3,762	(2,985)
Interest rate - ETF	73,418	3	(2)	127,288	—	—	117,080	—	—

Total interest rate derivatives	5,000,406	86,079	(86,411)	4,126,570	78,900	(81,255)	4,133,238	101,576	(98,896)

Commodities	—	—	—	221	—	—	539	108	(5)
Commodities - ETF	2	—	—	124	—	—	47	—	—
Total commodity derivatives	2	—	—	345	—	—	586	108	(5)

Total OTC derivatives	5,767,787	110,123	(107,471)	4,730,651	102,071	(104,880)	4,794,429	132,770	(131,706)

Total derivatives organised marketsC	109,695	902	(1,129)	154,904	—	—	154,812	—	—

Repos	149,006	2,352	(2,466)	165,082	2,322	(2,363)	122,035	2,374	(2,435)

Securities lending	43,675	12,425	(22,272)	54,923	15,469	(16,580)	33,547	9,449	(4,124)

Total counterparty risk	6,070,163	125,802	(133,338)	5,105,560	119,862	(123,823)	5,104,823	144,593	(138,265)

A.	Figures under internal risk management criteria.
B.	Credit derivatives acquired including hedging of loans.
C.	Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

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The Group’s derivatives transactions focus on terms of less than five years, repos and securities loans maturing in less than one year, as the following chart shows:

Counterparty risk: Distribution of nominal by maturityA

EUR millio. Dec. 2018 data

	Up to 1 year	Up to 5 years	Up to 10 years	More than 10 years	Total
Credit derivativesB	35%	61%	3%	1%	22,464
Equity derivatives	46%	46%	8%	0%	63,042
Fixed income derivatives	88%	11%	1%	0%	9,927
Exchange rate derivatives	54%	28%	13%	5%	781,641
Interest rate derivatives	31%	42%	19%	9%	5,000,407
Commodity derivatives	100%	0%	0%	0%	2
Total OTC derivatives	34%	40%	18%	8%	5,767,787

Total derivatives organised marketsC	53%	43%	4%	0%	109,695

Repos	92%	8%	0%	0%	149,006

Securities lending	99%	1%	0%	0%	43,675

Total counterparty risk	36%	39%	17%	8%	6,070,163

A.	Figures under internal risk management criteria.
B.	Credit derivatives acquired including hedging of loans.
C.	Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

From the customer perspective, counterparty credit risk exposure is concentrated in those clients with high credit quality (90.2% counterparty risk with a rating equal or higher than A), and mainly with financial institutions (25%) and clearing houses (69%).

Distribution of counterparty risk by customer rating (in nominal terms)A

Dec. 2018 data

Rating	%
AAA	0.80%
AA	11.15%
A	78.20%
BBB	7.78%
BB	2.03%
B	0.03%
Other	0.01%

A.	Ratings based on internally defined equivalences between internal ratings and credit agency ratings.

Counterparty risk by customer segment

Dec. 2018 data

Transactions with clearing houses and financial institutions are carried out under netting and collateral agreements, and constant efforts are made to ensure that all other transactions are covered under this type of agreement. Generally, the collateral agreements that the Group signs are bilateral with few exceptions, mainly with multilateral institutions and securitisation funds, in which the agreements are unilateral in favour of the customer.

Collateral is used for of reducing counterparty risk. These are a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of derivatives with cross-risk between them. The transactions subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Credit Risk

The collateral received by the Group under the different types of collateral agreements (CSA, OSLA, ISMA, GMRA, etc.) amounted to EUR 14,927 million (of which EUR 11,588 million related to collateral received by derivatives), mostly cash (78.7%), the rest of the collateral types are subject to strict policies of quality regarding the issuer type and its rating, debt seniority and haircuts applied.

In geographical terms, the collateral received is distributed as shown in the following chart:

Collateral received. Geographical distribution

Dec. 2018 data

As a consequence of the risk associated with the credit exposure that is taken on with each counterparty, the Group includes a valuation adjustment for over the counter (OTC) derivatives due to the risk associated with credit exposure assumed with each counterparty, i.e. a Credit Valuation Adjustment (CVA), and a valuation adjustment due to the risk relating to the Group itself assumed by counterparties on OTC derivatives, i.e. Debt Valuation Adjustment (DVA).

As of December 2018, there were CVAs of EUR 350.8 million (+8.8% compared to December 2017) and DVAs of EUR 261.4 million (+19% compared with 2017).

The definition and methodology for calculating the CVA and DVA are set out in ‘Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)’ in this chapter.

Counterparty risk, organised markets and clearing houses

The Group’s policies seek to anticipate, wherever possible, the implementation of measures resulting from new regulations regarding transactions with OTC derivatives, repos and securities lending, whether settled through clearing houses or traded bilaterally. In recent years, there has been a gradual standardisation of OTC transactions in order to conduct clearing and settlement of all new trading transactions through clearing houses, as required by the recent regulation and to foster internal use of electronic execution systems.

Furthermore, the Group actively manages transactions not settled through clearing houses and seeks to optimise their volume, given the spread and capital requirements under new regulations.

With regards to organised markets, regulatory credit exposure has been calculated for such transactions since 2014 and the entry into force of the new CRD IV (Capital Requirements Directive) and CRR, transposing the Basel III principles for calculating capital, even though counterparty risk management does not consider credit risk on such transactions.

The following tables show the weighting of trades settled through clearing houses as a portion of total counterparty risk at December 2018:

Distribution of counterparty risk by settlement channel and product typeA

Nominal in EUR million

	Bilateral		CCPB		Organised marketsC
	Nominal	%	Nominal	%	Nominal	%	Total
Credit derivatives	18,233	81.2%	4,231	18.8%	—	—	22,464
Equity derivatives	30,813	48.9%	139	0.2%	32,090	50.9%	63,042
Fixed income derivatives	9,927	100.0%	—	—	—	—	9,927
Exchange rate derivatives	744,713	95.3%	32,742	4.2%	4,186	—	781,641
Interest rate derivatives	974,732	19.5%	3,952,257	79.0%	73,418	1.5%	5,000,406
Commodity derivatives	—	—	—	—	2	100.0%	2
Repos	107,514	72.2%	41,492	27.8%	—	—	149,006
Securities lending	43,675	100.0%	—	—	—	—	43,675

General total	1,929,607		4,030,861		109,695		6,070,163

A.	Figures under internal risk management criteria.
B.	Central counterparties (CCP).
C.	Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

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Distribution of risk settled by CCP and organised markets, by productA

Nominal in EUR million

	2018	2017	2016
Credit derivatives	4,231	2,524	3,916
Equity derivatives	32,229	26,088	36,568
Fixed income derivatives	—	—	349
Exchange rate derivatives	36,928	1,592	1,419
Interest rate derivatives	4,025,674	2,950,796	2,732,103
Commodity derivatives	2	124	47
Repos	41,492	64,086	29,763
Securities lending	—	—	4

General total	4,140,556	3,045,210	2,804,170

A.	Figures under internal risk management criteria.

Off-balance sheet credit risk

The off-balance sheet risk corresponding to funding and guarantee commitments with wholesale customers was EUR 96,007 million, with the following distribution by products:

Off balance sheet exposure

EUR million. Dec. 2018 data

	Maturity
Product	< 1 year	1-3 years	3-5 years	>5 years	Total
FundingA	12,639	20,849	28,715	4,222	66,425
Technical guarantees	7,680	2,384	1,742	4,838	16,644
Financial and commercial guarantees	6,084	3,033	1,606	1,178	11,901
Trade financeB	861	139	31	6	1,037

General total	27,264	26,405	32,094	10,244	96,007

A.	Mainly including committed bilateral and syndicated credit lines.
B.	Including primarily stand-by letters of credit.

Credit derivatives activity

The Group uses credit derivatives to cover loans, our customer’s business in financial markets and within its trading activities. The volume of this activity is small compared to the total assets of the Group and, moreover, is subject to a solid environment of internal controls and operational risk minimisation.

Concentration risk

Concentration risk control is a vital part of management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration, as detailed in Risk appetite and structure of limits in section 1.3 ‘Management processes and tools’.

In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration in Santander’s credit risk portfolios.

As indicated in the key metrics section of this chapter, in geographical terms, credit risk with customers is diversified in the main markets where the Group operates (United Kingdom 27%, Spain 25%, United States 10%, Brazil 9%, etc.).

In terms of diversification by sector, approximately 56% of the Group’s credit risk corresponds to individual customers, who, due to their inherent nature, are highly diverse. In addition, the lending portfolio is well distributed, with no significant concentrations in specific sectors. The following chart shows the distribution at the end of the year:

Diversification by economic sectorA

A.	Excluding individuals and reverse repos.

The Group is subject to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposures exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the credit risk reduction effect contained in the regulation.

Having applied the risk mitigation techniques, no groups triggered these thresholds at the end of December.

Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Credit Risk

The Group’s Risk division works closely with the Financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitisations to optimise the risk-return relationship for the whole portfolio.

Country risk

Country risk is a component of credit risk in all cross-border credit transactions arising from circumstances other than the usual business risks. The main elements involved are sovereign risk, transfer risk and other risks that affect international financial activity (wars, natural disasters, balance of payments crises, etc.).

The Group takes into account these three elements of country risk in the calculation of provisions, through its loss forecasting models and considering the additional risk arising from cross-border transactions.

As of 31 December 2018, the provisionable exposure due to country risk was EUR 285 million (EUR 184 million in 2017). At year-end 2018, total provisions stood at EUR 25 million, compared to EUR 37 million at the end of the previous period.

The variation of the exposure is mainly due to new investments for institutional support, having calibrated the coverages under the new national and international regulation.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in transactions that are clearly profitable for the Group, and which enhance the global relationship with our customers.

Sovereign risk including vis-à-vis the

rest of public administrations

As a general criteria in the Group, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), issuer risk with the Treasury (public debt portfolio) and that arise from transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

These criteria, historically used by the Group, differ in some respects from that applied by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general (including regional and local bodies), not only the central state sector.

According to the management Group criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not very significant (EUR 8,901 million, 3.5% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border8 risk is even less significant (EUR 3,906 million, 1.5% of total sovereign risk).

Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short-term maturities with lower interest rate risk and higher liquidity.

In general, over the past few years, total exposure to sovereign risk has remained at adequate levels to support the regulatory and strategic reasons driving this portfolio.

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows percentage exposure by rating levels9:

	2018	2017	2016
AAA	11%	13%	16%
AA	20%	19%	17%
A	31%	29%	29%
BBB	13%	14%	8%
Lower than BBB	25%	25%	30%

8.	Countries that are not considered as “low risk” by Bank of Spain.
9.	Internal ratings are applied.

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During 2018 a new regulatory report was implemented, Sovereign COREP, for which its perimeter is based on the regulatory classification of counterparties. Exposure at year-end 2018 is shown in the table below (EUR million):

	2018
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure
Spain	1,143	27,078	21,419	—	49,640
Portugal	(43)	4,794	4,002	—	8,753
Italy	(204)	—	465	—	261
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest Eurozone	503	953	1,322	—	2,778
UK	1,013	1,190	8,666	—	10,869
Poland	2,015	9,203	11	—	11,229
Rest of Europe	—	84	245	—	329
US	426	6,138	2,113	5	8,682
Brazil	1,839	20,540	3,782	893	27,054
Mexico	3,320	4,279	2,816	—	10,415
Chile	160	1,596	20	—	1,776
Rest of America	103	340	450	—	893
Rest of the world	—	5,688	534	—	6,222

Total	10,275	81,883	45,845	898	138,901

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banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

4. Trading market risk, structural and liquidity risk

4.1 Introduction

The perimeter of activities subject to market risk involves transactions where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk.

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

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In addition, other types of market risk require more complex hedging. For example:

•

Correlation risk. Sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

•

Market liquidity risk. Risk when a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

•

Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly allows the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

•

Underwriting risk. This occurs as a result of an entity’s involvement in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

On the other hand, pension and actuarial risks also depend on shifts in market factors, which are described in more detail, in this chapter.

The Group has projects under way for compliance with obligations related to the Basel Committee’s Fundamental Review of the Trading Book, and for compliance with EBA guidelines on balance sheet interest rate risk. The objective of these projects is to have the best tools for control and management of market risks available to both managers and control units, all within a governance framework that is appropriate for the models used and the reporting of risk metrics. These projects allow meeting the requirements related to regulatory demands in these risk factors.

4.2 Trading market risk management

System for controlling limits

Setting trading market risk limits is a dynamic process, determined by the Group’s predefined risk appetite levels (as described in Risk appetite and structure of limits in section 1.3 ‘Management processes and tools’). This process is part of an annual limits plan defined by the Group’s senior management, involving every Group’s entity.

The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a conservative approach. The main ones are:

•	Value at Risk (VaR) and Stressed VaR limits.

•	Limits of equivalent and/or nominal positions.

•	Interest rate sensitivity limits.

•	Vega limits.

•	Delivery risk limits for short positions in securities (fixed income and securities).

•	Limits to constrain the volume of effective losses, and protect results generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Total exposure limit.

•	Jump to default by issuer limit.

•	Others.

•	Limits for origination transactions.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for the effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis globally and for each unit at desk level, as well as with an exhaustive control of changes to portfolios and trading desks, so as to identify any incidents that might need immediate correction, and thus comply with the Volcker Rule.

Three categories of limits are established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and local control limits. The limits are requested by the business executive

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banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

of each country/entity, considering the particular nature of the business in order to achieve the established budget targets, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the same day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the defined limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the breach within three days, the global business executives will be asked to set out the actions to be taken in order to make the adjustment to the existing limits. If this situation lasts for ten days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be required to reduce the levels of risk assumed.

Methodologies

a) Value at Risk (VaR)

The standard methodology Santander applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that allocates less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Simultaneously the Value at Earnings (VaE) is calculated, which measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but it also has its limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used in their calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.
•	VaR is a static analysis of the portfolio risk, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

•	High sensitivity to the historic window used.

•	Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.

•	The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and expected shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the VaR calculation model accuracy.

b) Stressed VaR (sVaR) and expected shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

•

The historical observation period for the factors: when calculating stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analysing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.

•	Unlike VaR, stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.

Moreover, the expected shortfall is also calculated by estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantages of capturing the risk of large losses with low probability (tail risk) and being a sub-additive metric10. The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. ES is calculated by applying uniform weights to all observations.

10.

According Intuitively, to it assumes the financial that literature, the more subaddivity instruments is and a desirable risk factors property there are for a in coherent a portfolio, risk the metric. lower This the property risks, because establishes of the that benefits f(a+b) of is diversification. less than or equal Whilst to VaR f(a)+f(b) only. offers this property for some distributions, ES always does so.

375

c) Scenario analysis

The Group uses other metrics in addition to VaR, providing it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis, which consists in defining alternative behaviours for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analysed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

d) Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the local unit and the currency used for standardising information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations through partial derivatives or through a complete revaluation of the portfolio.

Furthermore, the daily formulation of the income statement by the Risk area is an excellent indicator of existing risks, as it allows to identify the impact of changes in financial variables on portfolios.

e) Derivatives activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee and prevailing regulations, a further metric is also calculated: the incremental risk charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is essentially applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Montecarlo methodology is used, applying one million simulations.

f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

The Group incorporates CVA and DVA when calculating the results of trading portfolios. The CVA is a valuation adjustment of over the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

It is calculated by taking into account the potential exposures with each counterparty in each future maturity. The CVA for a particular counterparty is the sum of the CVA for all maturities. For its calculation, the following inputs are considered:

•

Expected exposure: including, for each operation the current market value (MTM) as well as the potential future risk (add-on) to each maturity. Mitigating factors such as collateral and netting agreements are taken into account, as well as a time decay factor for derivatives with partial interim payments.

•	Loss given default: the percentage of final loss assumed in case of default/non-payment of the counterparty.

•

Probability of default: for cases in which there is no market information (spread curve traded through CDS, etc.), general proxies generated on the basis of same sector companies with listed CDSs for the same sector and the counterparty’s external rating.

•	Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of the Group’s risk that counterparties assume in OTC derivatives.

4.3 Key metrics (trading market risk)

Risk levels in trading activity have stayed at historically low levels in 2018, in a complex environment marked by uncertainty arising from low interest rates and Brexit in Europe, and geopolitical risks in Latin America units (elections in the main geographies during the year). The exposure levels in trading portfolios are lower compared to previous years in all risk factors.

Risks of trading activities arise mainly from activities with customers in non-complex instruments, concentrated in hedging of interest rate and exchange rate risks. Contribution to overall risk of proprietary positions in trading portfolios is substantially lower than in previous years.

376	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

In 2018, a low level of consumption has been seen of limits established for trading activities, which are set in a manner that is consistent with the risk appetite defined in the Group for this type of activity. Lower risk levels are also evident even under stressed scenarios, as seen in the loss results in the stress tests regularly carried out to assess any risks not reflected in the usual metrics to control and monitor trading risks.

VaR analysis

During the year, the Group maintained its strategy of concentrating its trading activity on customer business, minimising, where possible, the exposure to directional risk in net terms and maintaining geographic and risk factor diversification. This is reflected in the Value at Risk (VaR) of the SCIB trading book, which, despite the volatility in the markets, particularly in interest rates and exchange rates, decreased slightly from its average path over the last three years, ending December at EUR 11.3 million11.

VaR 2016-2018

EUR million. VaR at 99% over a one day horizon.

VaR during 2018 fluctuated between EUR 16.6 million and EUR 6.4 million. The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.

The average VaR in 2018 was EUR 9.7 million, slightly lower than in the two previous years (EUR 21.5 million in 2017 and EUR 18.3 million in 2016).

The following histogram shows the distribution of risk in VaR terms from 2016 to 2018. The accumulation of days with levels of between EUR 12 million and EUR 32 million (95%) is shown. Values higher than EUR 32 million (3%) largely occur in periods affected by temporary spikes in volatility, mainly in the Brazilian real against the US dollar and also in Brazilian interest rates.

VaR histogram

VaR at 99% over a one day horizon. Number of days (%) in each range from 2016 to 2018

11.

Value at Risk. The definition and calculation methodology for VaR is set out in section 4.2 ‘Trading market risk management’. In addition to the trading activity of SCIB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was EUR 11.1 million.

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Risk per factor

The following table displays the average and latest VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2018 and the expected shortfall at 97.5% at the close of December 2018:

VaR statistics and Expected Shortfall by risk factor 12,13

EUR million, VaR at 99% and ES at 97.5% with one day time horizon

	2018					2017		2016
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total trading
Total	6.4	9.7	16.6	11.3	12.4	21.5	10.2	18.3	17.9

Diversification effect	(3.3)	(9.3)	(18.7)	(11.5)	(10.0)	(8.0)	(7.6)	(10.3)	(9.6)
Interest rate	5.9	9.4	15.5	9.7	9.5	16.2	7.9	15.5	17.9
Equities	0.8	2.4	6.3	2.8	3.0	3.0	1.9	1.9	1.4
Exchange rate	1.6	3.9	11.4	6.2	5.7	6.6	3.3	6.9	4.8
Credit spread	1.0	3.4	13.0	4.1	4.2	3.6	4.6	4.2	3.3
Commodities	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.1	0.1
Europe
Total	3.3	5.7	11.5	6.3	6.4	7.0	6.4	9.0	9.4

Diversification effect	(3.2)	(6.3)	(11.0)	(7.8)	(7.3)	(6.1)	(6.0)	(9.1)	(7.6)
Interest rate	3.2	4.9	8.7	5.7	5.5	6.1	5.7	8.2	9.1
Equities	0.4	1.1	2.1	1.2	1.0	1.1	0.5	1.6	1.5
Exchange rate	0.4	1.7	6.5	2.1	2.1	2.1	1.4	4.1	3.0
Credit spread	2.2	4.3	12.6	5.1	5.0	3.7	4.7	4.1	3.4
Commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Latin America
Total	5.0	8.7	20.9	12.0	11.1	20.1	8.4	13.7	13.5

Diversification effect	(0.7)	(5.0)	(12.2)	(4.7)	(5.5)	(3.7)	(4.1)	(3.6)	(2.7)
Interest rate	4.9	7.7	12.8	8.0	7.9	15.1	7.5	11.4	13.0
Equities	0.5	2.3	5.6	2.7	3.0	3.3	1.9	1.4	0.8
Exchange rate	1.3	3.4	12.1	5.3	5.0	5.5	3.1	4.5	2.4
US and Asia
Total	0.5	1.6	3.2	1.8	1.8	2.1	1.2	1.3	2.7

Diversification effect	0.1	(0.5)	(1.6)	(0.3)	(0.2)	(0.6)	(0.4)	(0.5)	(0.6)
Interest rate	0.6	1.5	3.1	1.8	1.7	2.0	1.2	1.3	2.7
Equities	0.0	0.1	0.8	0.0	0.0	0.2	0.0	0.1	0.0
Exchange rate	0.1	0.5	1.7	0.3	0.3	0.5	0.4	0.4	0.5
Global activities
Total	0.2	1.0	1.8	0.5	0.5	0.4	0.2	0.6	0.5

Diversification effect	(0.0)	(0.3)	(0.5)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)
Interest rate	0.0	0.3	0.6	0.1	0.1	0.1	0.0	0.1	0.1
Equities	0.2	0.9	1.8	0.5	0.5	0.4	0.2	0.5	0.5
Exchange rate	0.0	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0

12.	The VaR of global activities includes transactions that are not assigned to any particular country.
13.	In Latin America, the United States and Asia, VaR levels are not shown separately for credit spreads and commodities, because of their limited or zero materiality

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

At the end of December, VaR increased slightly by EUR 1.1 million compared to year-end 2017, decreasing average VaR by EUR 11.8 million. By risk factor, average VaR decreased in all factors, although the reduction of the credit spread was smaller. By geographical area, it declined in all areas except in that of Global Activities, where it slightly increased, although it remained at a low level.

The evolution of VaR by risk factor has, in general, been stable over the last few years, decreasing somewhat in 2018, in line with the above figures. The temporary rises in VaR for various factors are due more too temporary increases in the volatility of market prices than to significant changes in positions.

Historical VaR by risk factor

EUR million. VaR at 99% with one day time horizon (15-day moving average)

Gauging and backtesting measures

Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric. This is set out in detail in Methodologies in section 4.2 ‘Trading market risk management’. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing forecast VaR measurements, with a certain level of confidence and time frame, with actual losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc.).

The Group calculates and evaluates three types of backtesting:

•

‘Clean’ backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or changes in the portfolio’s positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intraday transactions and those generated by fees and commissions.

•

Backtesting on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by Group treasuries.

For the first case and for the total portfolio, there were three exceptions of Value at Earnings (VaE) at 99% in 2018 (day on which daily profit was higher than VaE) on 21 and 30 August and 8 October, caused by strong shifts in the exchange rates of emerging economies. The definition and calculation methodology for VaE is set out in section 4.2 ‘Trading market risk management’ in this chapter.

There were also three exceptions to VaR at 99% (day on which the daily loss was higher than the VaR) on the 29 May, due to the rise in market volatility caused by political instability in Europe, and on 15 and 29 October due to the strong variations in the exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility.

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

379

Backtesting of trading portfolios: daily results vs. VaR for previous day

EUR million

Derivatives risk management

Derivatives activity is mainly focused on commercialisation of investment products and on hedging risks for our customers. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, the UK and Mexico.

The following chart shows the VaR Vega14 performance of structured derivatives business over the last three years. It fluctuated at around an average of EUR 3 million. In general, the periods with higher VaR levels are related to episodes of significant rises in volatility in the markets.

During 2016, a number of different events pushed up market volatility (Brexit, general elections in Spain and the United States, political-economic situation in Brazil, constitutional referendum in Italy). In 2017 and 2018 these events have been less volatile, other than in a few isolated instances, which has meant lowered risk and lower VaR Vega.

Change in risk over time (VaR) of structured derivatives

EUR million. VaR Vega at a 99% over a one day horizon

14.	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

380	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

Regarding the VaR by risk factor, on average, the exposure was concentrated, in this order: equities, exchange rates and interest rates. This is shown in the table below:

Financial derivatives. Risk (VaR) by risk factor

EUR million. VaR at a 99% over a one day horizon

	2018				2017		2016
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	1.0	1.8	4.7	1.1	2.3	2.5	4.0	2.5

Diversification effect	(0.7)	(1.4)	(2.8)	(1.4)	(1.5)	(0.6)	(2.4)	(2.3)
VaR interest rate	0.6	0.9	4.9	0.9	1.3	0.7	3.6	2.6
VaR equities	0.6	1.2	2.7	1.0	1.5	1.4	1.7	1.3
VaR exchange rate	0.5	1.1	2.3	0.6	0.9	1.0	1.1	0.9
VaR commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The average risk in 2018 (EUR 1.8 million) is lower than in 2017 and 2016, for the reasons explained above.

The Group continues to have a very limited exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management. In both cases, the exposure has reduced comparing with the previous year, for which the Group has:

•	Hedge funds: the total exposure is not significant (EUR 28 million at close of December 2018) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•	Monolines: exposure to bond insurance companies as of December 2018 was EUR 24 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.
•	The availability in the market of observable data (inputs) needed to apply this valuation model.

And provided these two conditions are always met:

•	The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Scenario analysis

Various stress scenarios were calculated and analysed regularly in 2018 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Maximum volatility scenario (worst case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the largest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms.

At the end of December, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets, stock market falls, depreciation of all currencies against the euro, and increased credit spreads and volatility.

The results for this scenario as of the end of December 2018 are shown in the following table:

381

Stress scenario: maximum volatility (worst case)

EUR million. Dec. 2018 data

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(18.9)	(13.1)	(29.4)	(12.9)	—	(74.3)

Europe	(7.9)	(3.8)	(9.2)	(11.1)	—	(32.0)
Latin America	(2.1)	(9.3)	(15.8)	(0.1)	—	(27.3)
US	(8.5)	—	(3.8)	—	—	(12.3)
Global activities	(0.2)	—	(0.2)	(1.7)	—	(2.1)
Asia	(0.2)	—	(0.4)	—	—	(0.6)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark-to-market (MtM) result, would be EUR 74.3 million, if the stress movements defined in the scenario materialised in the market. This loss would be concentrated in Europe (in the following order: credit spread, exchange rate, interest rate and equities) and in Latin America (in the following order: exchange rate, equities, interest rate and credit spread).

Other global stress scenarios

‘Abrupt crisis’: an ad-hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

‘Subprime crisis’: historic scenario of the US mortgage crisis. The objective of the analysis was to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), and in both cases there were falls in stock markets and in interest rates in core markets and rises in emerging markets, and appreciation of the US dollar against other currencies.

‘Plausible Forward Looking Scenario’: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and their expert judgement regarding short-

term changes in market variables which can have a negative impact on such positions.

‘EBA adverse scenario’: the scenario proposed by the EBA in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and subsequently updated to the 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

Analysis of reverse stress tests, which are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements which could cause that situation are identified.

On a monthly basis, a stress test assessment report is performed containing explanations of the main results variations for the different scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

The results of these monthly global scenarios for the last three years are shown in the following table:

Stress test results. Comparison of 2016-2018 scenarios (annual averages)

EUR million

382	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

Also, other stress scenarios are carried out on a quarterly basis, such as the reverse stress test, scenarios of illiquidity and concentration with regard to Additional valuation adjustments (AVAs), and IRC.

Linkage with balance sheet items

Below are the balance sheet items in the Group’s consolidated position that are subject to market risk, distinguishing the positions whose main risk metric is the VaR from those where monitoring is carried out with other metrics.

Relation of risk metrics with balances in Group’s consolidated position

EUR million. Dec. 2018 data

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for ‘Other’ balance
Cash, cash balances at central banks and other deposits on demand	113,663		113,663	Interest rate
Financial assets held for trading	92,879	92,140	739	Interest rate; credit spread
Non-trading financial assets mandatorily at fair value through profit or loss	10,730	9,327	1,403	Interest rate; equities
Financial assets designated at fair value through profit or loss	57,460	56,584	876	Interest rate
Financial assets at fair value through other comprehensive income	121,091		121,091	Interest rate; credit spread
Financial assets measured at amortised cost	946,099		946,099	Interest rate
Hedging derivatives	8,607	8,586	21	Interest rate; exchange rates
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088		1,088	Interest rate
Other assets	107,654

Total assets	1,459,271

Liabilities subject to market risk
Financial liabilities held for trading	70,343	70,054	289	Interest rate; credit spread
Financial liabilities designated at fair value through profit or loss	68,058	67,909	149	Interest rate
Financial liabilities at amortised cost	1,171,630		1,171,630	Interest rate; credit spread
Hedging derivatives	6,363	6,357	6	Interest rate; exchange rates
Changes in the fair value hedged items in portfolio hedges of interest rate risk	303		303	Interest rate
Other liabilities	35,213

Total liabilities	1,351,910

Total equity	107,361

4.4 Structural balance sheet risks management

System for controlling limits

As already stated for the market risk in trading, under the annual limits plan framework, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.

The main limits are:

•	Balance sheet structural interest rate risk:
•	Limit on the sensitivity of net interest income in 1 year.

•	Limit on the sensitivity of equity value.

•	Structural exchange rate risk:

•	Net position in each currency (for results hedging positions).

In the event one of these limits or their sub limits is exceeded, the risk management executives must explain the reasons and facilitate the actions to correct it.

383

Methodologies

a) Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

b) Interest rate gap on assets and liabilities

This is the basic concept for identifying the Group’s interest rate risk profile and it measures the difference between the volume of sensitive assets and liabilities on and off balance sheet that re-price (i.e. that mature or are subject to rate revisions) at certain times (called, buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

c) Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference which arises in the net interest income during a certain period of time due to a parallel movement in interest rates. The standard period for measuring net interest income sensitivity is one year.

d) Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value (which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding), based on the impact that a change in interest rates would have on those current values.

e) Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances which are obtained from a model that is based on the relationship between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

This model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

f) Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

•	Interest rate: the differential between fixed rates on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

•	Seasoning: reflects the existing trend of lower prepayments at the beginning of the transaction’s life-cycle, which then increase and stabilises as time goes by.

•	Seasonality: redemptions or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines those loans that have already overcome various waves of interest rate falls as more stable. In other words, when a loan portfolio has passed one or more cycles of downward rates and thus high levels of pre-payment, the ‘surviving’ loans have a significantly lower pre-payment probability.

c) Other: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relationships that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

g) Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

384	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

The Group is working on implementing the guidelines published by the EBA on management of interest rate risk in the banking book (Irrbb), published in July 2018 and applicable in 2019.

h) Structural foreign exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a monthly basis.

i) Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

4.5 Key metrics (structural balance sheet risks)

The market risk profile inherent in the Group’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted net interest income margin, remained moderate in 2018, in line with previous years.

The interest rate risk originated by commercial banking in each unit is transferred to its management – through an internal risk transfer system – to the local Financial division, which is responsible for the subsidiary’s structural risk management generated by interest rate fluctuations. The Group’s usual practice is to measure interest rate risk by using statistical models, relying on mitigation strategies of structural risk using interest rate instruments, such as fixed income bond portfolios and derivative instruments to maintain the risk profile at levels that are appropriate to the risk appetite approved by senior management.

Structural interest rate risk

Europe and United States

The main balance sheets, the Parent, the UK and the US, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of December 2018, risk on net interest income over one year , measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro, at EUR 269 million, the pound sterling, at EUR 203 million, the US dollar, with EUR 130 million, and the Polish zloty, at EUR 53 million.

Net interest income sensitivity

% of total

Other: Portugal and SCF.

At the same date, the most significant risk in economic value of equity, measured as its sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro interest rate curve, at EUR 5,043 million, the pound sterling, with EUR 605 million, the Polish zloty, at EUR 62 million and the US dollar, at EUR 19 million.

Economic value of equity sensitivity

% of total

Other: Poland, Portugal and SCF.

Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of December, risk on net interest income over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 45 million), Chile (EUR 35 million) and Mexico (EUR 12 million), as shown in the chart below:

385

Net interest income sensitivity

% of total

Other: Argentina, Peru and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst case scenario, was also concentrated in Brazil (EUR 419 million), Chile (EUR 219 million) and Mexico (EUR 172 million).

Economic value of equity sensitivity

% of total

Other: Argentina, Peru and Uruguay.

Balance sheet structural interest rate VaR

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), the Group also uses other methods to monitor structural balance sheet risk from interest rates movements: these include scenario analysis and VaR calculations, applying a similar methodology to that used for trading portfolios.

The table below shows the average, minimum, maximum and year-end values of structural interest rate risk VaR over the last three years:

Balance sheet structural interest rate risk (VaR)A

EUR million. VaR at a 99% over a one day horizon

	2018
	Minimum	Average	Maximum	Latest
Structural interest rate VaRA	301.3	337.1	482.5	319.5
Diversification effect	(49.5)	(113.2)	(182.5)	(71.5)
Europe and US	282.2	340.2	535.2	319.1
Latin America	68.5	110.1	129.7	72.0

	2017
	Minimum	Average	Maximum	Latest
Structural interest rate VaRA	280.9	373.9	459.6	459.6

Diversification effect	(198.6)	(230.3)	(256.5)	(169.1)
Europe and US	362.6	433.6	517.8	511.8
Latin America	116.9	170.6	198.4	116.9

	2016
	Minimum	Average	Maximum	Latest
Structural interest rate VaRA	242.5	340.6	405.8	327.2

Diversification effect	(129.2)	(271.0)	(294.3)	(288.6)
Europe and US	157.7	376.8	449.3	365.0
Latin America	214.0	234.9	250.8	250.8

A.	Includes credit spread VaR on ALCO portfolios

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 337.1 million in 2018. It is important to note the high level of diversification between the balance sheets of Europe and United States and those of Latin America.

Structural foreign exchange rate risk/hedging of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from foreign exchange rates movements. In 2018, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.

386	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

At the end of 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian reais, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage or control.

The equity portfolio available for the banking book at the end of December 2018 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors.

Among other sectors, to a lesser extent, are for example real estate activities or public administrations.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2018, the VaR at 99% with a one day time frame was EUR 180.1 million (EUR 261.6 and EUR 323 million at the end of 2017 and 2016, respectively).

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB (the VaR evolution for this activity is described in section 4.3 ‘Key metrics (trading market risk’), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

EUR million. VaR at a 99% over a one day horizon

	2018				2017		2016
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	485.0	568.5	799.4	556.8	878.0	815.7	869.3	922.1

Diversification effect	(319.7)	(325.0)	(355.4)	(267.7)	(337.3)	(376.8)	(323.4)	(316.6)
VaR Interest RateA	301.3	337.1	482.5	319.5	373.9	459.6	340.6	327.2
VaR Exchange Rate	323.3	338.9	386.2	324.9	546.9	471.2	603.4	588.5
VaR Equities	180.1	217.6	286.1	180.1	294.5	261.6	248.7	323.0

A.	Includes credit spread VaR on ALCO portfolios.

387

4.6 Liquidity risk management

Methodologies

The Group measures liquidity risk using a range of tools and metrics that account for the risk factors identified within this risk.

Liquidity buffer

The buffer is a portion of the total liquidity available to an entity to deal with potential withdrawals of funds (liquidity outflows) that may arise as a result of periods of stress. Specifically, a buffer consists of a set of unencumbered liquid resources that are available for immediate use and capable of generating liquidity promptly, without incurring any loss or excessive discount. The Group uses the liquidity buffer as a tool that forms part of the calculation of most liquidity metrics and is also a metric in its own, with specified limits for each entity.

Liquidity coverage ratio (LCR)

LCR has a regulatory definition. It is intended to reinforce the short-term resistance of banks’ liquidity risk profile by ensuring that they have available sufficient high-quality liquid assets to withstand a stress scenario (idiosyncratic stress or market stress) of considerable severity for thirty calendar days.

Wholesale liquidity metric

This metric takes the form of a liquidity horizon assuming non-renewable wholesale financing outflows; it measures the number of days the entity would survive using its liquid assets to cover that loss of liquidity. The Group uses this figure as an internal short-term liquidity metric which also reduces the risk of dependence on wholesale funding.

Net stable funding ratio (NSFR)

NSFR is one of the metrics used by the Group to measure long-term liquidity risk. It is a regulatory metric defined as the coefficient of the available amount of stable funding and the required amount of stable funding. This metric requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities.

Structural funding ratio

The structural funding ratio measures the volume of structural funding sources used by the entity in relation to all assets regarded as structural. This internal metric is used by each Group unit to measure long-term liquidity risk. It is intended to limit recourse to short-term wholesale funding and encourage the use of medium- and long-term instruments to fund requirements arising from the Group’s core business.

Asset encumbrance metrics

The Group uses at least two types of metric to measure asset encumbrance risk: (i) the asset encumbrance ratio, which calculates the proportion of total encumbered assets, which are unavailable for obtaining funds, to the entity’s total assets; and (ii) the structural asset encumbrance ratio, which measures the proportion of assets encumbered by reason of structural funding transactions (mainly long-term collateralised issues and funding from central banks).

Other liquidity indicators

Aside from traditional liquidity risk measurement tools for short-term risk and long-term or funding risk, the Group has constructed a range of additional liquidity indicators that supplement the conventional toolset and measure other liquidity risk factors not otherwise covered. Most of these indicators are concentration metrics, such as concentration on the five largest counterparties from a liabilities point of view, or concentration of financing by time to maturity.

Liquidity scenario analysis

The Group uses four standard scenarios as liquidity stress tests:

(i)	an idiosyncratic scenario featuring events that adversely affect the Group alone;

(ii)	a local market scenario, which considers events having serious adverse effects on the financial system or real economy of the Group’s base country;

(iii)	a global market scenario, which considers events having serious adverse effects on the global financial system; and

(iv)	a combined scenario, coupling idiosyncratic events with severe (local and global) market events arising simultaneously and interactively.

The Group uses the outcomes of the stress scenarios in combination with other tools to determine risk appetite and support business decision-making.

Liquidity early warning indicators (EWIs)

The system of liquidity EWIs comprises quantitative and qualitative indicators that enable us to foresee liquidity stress situations and potential weaknesses in the Group entities’ funding and liquidity structure. EWIs are both external (environmental), relating to market financial variables, or internal, relating to the Group’s own actions.

4.7 Key metrics (liquidity risk)

The Group has a strong liquidity and financing position based on a decentralised liquidity model, where each of the Group’s units is autonomous in managing its liquidity and maintains large buffers of highly liquid assets.

As a rule, short-term liquidity metrics, LCR remains stable, with regulatory ratios above the threshold (the minimum required in 2018 is 100%).

The Group has an effective management of its liquidity buffers to face the challenge of maintaining a proper liquidity profile (regulatory limits) while protecting the profitability of our balance sheet. Furthermore, most of Santander’s units maintain sound balance sheet structures, with a stable financing structure based on a broad customer deposit base, which covers structural needs, with low dependence on short-term funding and liquidity metrics well above regulatory requirements, both locally and at Group level, and within the limits defined on the risk appetite framework.

388	2018 Annual Report

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Trading market risk, structural and liquidity risk

Hence, for long-term liquidity, the regulatory metric NSFR remains above 100% for the Group’s core units and for the consolidated ratio.

As to structural assets encumbrance risk, i.e. the risk of facing an excess of assets bearing charges or encumbrances in connection with financing transactions and other market operations, the Group-level risk is in line with our European peers, where the main sources of encumbrance are collateralised debt issuances (securitisations and covered bonds) and collateralised funding facilities provided by central banks.

The soundness of Santander units’ balance sheets is also demonstrated under stress scenarios constructed in accordance with uniform corporate criteria across the Group. All units would survive the worst case scenario for at least 45 days, meeting liquidity requirements with their liquid asset buffers alone.

For more detail regarding liquidity metrics, see the Economic and financial review chapter, section 3.4 ‘Liquidity and funding management’.

4.8 Pension and actuarial risk management

Pension risk

In managing the risk associated with the defined benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Group’s priority is to therefore identify and mitigate all clusters of pension’s risk.

This is why the methodology used by the Group estimates every year the combined losses in assets and liabilities under a defined stress scenario from changes in interest rates, inflation, stocks markets and real estate prices, as well as credit and operational risk.

Actuarial risk

Actuarial risk arises due to biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the compensation envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

Risk of life liability: risk of loss in the value of life assurance liabilities caused by fluctuations in risk factors that affect these liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.

•	Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds.

•	Redemption/fall risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to redemption, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

•	Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.

•	Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs for management of these disasters.

•	Catastrophe risk: losses caused by catastrophic events that increase the Group’s non-life liability.

389

5. Capital risk

5.1 Introduction

The Group defines capital risk as the risk of lacking sufficient capital, in quantitative or qualitative terms, to fulfil its business objectives, regulatory requirements, or market expectations.

5.2 Capital risk management

The capital risk function, as second line of defence carries out the control and supervision of the capital activities developed by the first line of defence, which independently challenges mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).

•	Ongoing supervision of measurement of the Group’s regulatory capital by identifying the key metrics for the calculation, setting tolerance levels for identified metrics and reviewing their consumption and the consistency of the calculations, including single transactions with a capital impact.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group’s risk profile.

Capital risk control is part of the general corporate risk framework, which brings together a range of processes, such as capital planning and adequacy and the subsequent budget execution and monitoring, alongside the ongoing measurement of capital and the reporting and disclosure of capital data, as described below:

Supervision of capital planning and adequacy exercises

The review by the risk function of capital planning and adequacy exercises ensure that capital is consistent with the established risk appetite and risk profile. It has the following fundamental objectives:

•	Ensure that all relevant risks to which the Group is subject, in the course of its activity, are monitored.

•	Review the methodologies and assumptions used in these planning processes are appropriate.

•	Verify that results are reasonable and consistent with the business strategy, the macroeconomic environment and the variables of the system.

•	Assess the consistency between different tests, especially those which use base and stressed scenarios.

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Capital Risk

This function is implemented in phases, according to the following scheme:

Definition of scope

The process of supervision of capital planning and adequacy begins with the preparation of the materiality proposal, which will identify the local units whose importance is representative for the Group in terms of risk-weighted assets.

In addition, other units, businesses or portfolios may be included, even if their materiality does not make them very representative, if deemed appropriate to be analysed due to their impact on the Group’s strategy, compliance with the global plan or due to their timely relevance.

Qualitative analysis

In this phase, the overall quality of the qualitative forecasts process is assessed, and includes a review of the following aspects:

•	Models used in the generation of forecasts and scenarios, scope, metrics covered and so on.

•	Documentation available and provided in the generation process.

•	The quality of the information included in the forecasts, the integrity of the data, the controls applied, the recommendations issued by Internal Audit, etc.

•	Governance of the process, committees in which the forecasts have been presented and reviewed, approval by areas prior to final approval.

Quantitative analysis

The defined metrics and components that affect projections of risk weighted assets (RWA), available capital, pre-provision net revenue (PPNR) and of provisions are quantitatively assessed. The tests conducted include analysis of volumes, trends, reasonableness and cross-checks against the development of macroeconomic variables and historic data series.

This phase calls for the involvement and appropriate coordination of all subsidiaries within the scope of the process, to conduct analysis of local projections, which in turn underpin Group-level projections.

Conclusions and disclosure

Based on the outcomes from the capital planning and adequacy phases, the Group conducts a final assessment, at least encompassing the scope of analysis, the weaknesses and the areas for improvement detected in the course of the supervision process, reporting to senior management in accordance with the established governance.

If deemed necessary, a discussion of them will be proposed in the relevant first-line (capital committee) and second-line committees (risk control committee).

Ongoing supervision of capital measurement

Ongoing supervision of the measurement of the Group’s regulatory capital, ensuring an appropriate capital risk profile, is another capital risk control function.

For this purpose, the Group conducts qualitative analysis of the regulatory and supervisory framework and an ongoing review of capital metrics and specified thresholds.

Moreover, ongoing monitoring of compliance with the capital risk appetite is conducted aiming to maintain capital above the regulatory requirements and market demands.

To fulfil this function, the following phases have been established, in accordance with the process described below:

Definition of metrics and thresholds

A set of metrics and thresholds that are used in the supervision process and provide the capital risk monitoring and control view are specified on an annual basis.

The metrics consist of:

•	Primary metrics: these cover capital ratios and its components in numerator and denominator at the highest level, in addition to the transformation ratio, the EAD and expected loss.

•	Secondary metrics: these include a greater breakdown than the above (credit RWA’s under the Basel category or the basis on which market RWA’s are calculated).

•	Supplementary metrics: these allow for a more detailed analysis than the above.

Thresholds are set in certain metrics which, if breached, trigger a more detailed analysis and an explanation of the causes of the breach.

The metrics, their thresholds and the sources of information used are outlined in the internal ‘Guidelines of Metrics of Capital Measurement Control’.

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Preliminary analysis

At this phase of the control process, the qualitative issues, such as process governance and regulatory framework are analysed.

In addition, the steps taken in connection with capital to fulfil recommendations and instructions issued by supervisory authorities and by internal audit function are examined.

Measurement assessment

Based on the information provided, the capital risk function analyses the metrics defined in the process, according to the following procedure:

•	Review of primary and secondary metrics to detect variations that exceed the defined thresholds, and where they do, perform a detailed analysis of the causes and analysing supplementary metrics.

•	If the origin of the incidence lies in a specific unit or corporate area, more detailed information is requested.

•	Incidences found must be duly explained in terms of their causes (change in volumes, changes in the profile, one-offs, BAU initiatives, capital actions, etc.) and discussed with the unit or corporate function involved, and with the regulatory capital and pensions function.

Conclusions and disclosure

The report with the conclusions is discussed by the governance body responsible for capital risk control and risk forecasting and is distributed to the regulatory capital and pensions function.

If deemed necessary, the report will be proposed for discussion in the relevant first line (Capital committee) and second-line committees (Risk control committee).

Oversight of significant risk transfer assessment

In addition, capital risk carries out the supervision of significant risk transfer (SRT) of securitisations. This process is a prior step and a fundamental requirement for the execution of securitisations that have SRT.

5.3 Key metrics

For more detail see chapter Economic and financial review, section 3.5 ‘Capital management and adequacy. Solvency ratios’.

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Operational Risk

6. Operational risk

6.1 Introduction

Following the Basel framework, the Group defines operational risk (OR) as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, thus covering risk categories such as fraud, technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

The Group’s goal in terms of OR management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialised or not. The analysis of OR exposure contributes to the establish risk management priorities.

It is worth mentioning the risk analysis improvement carried out in 2018 through different initiatives such as data quality enrichment, the incorporation of additional risk appetite metrics and improvements in the process of determining, identifying and evaluating critical theoretical controls together with a greater integration of operational risk within the Group’s strategic planning.

Mitigation plans have been promoted on aspects with special relevance (fraud, data and cybersecurity and suppliers control, among others), focused on both the implementation of corrective actions and the adequate monitoring and management of projects under development. In addition, contingency and business continuity plans have been improved, as well as in terms of crisis management.

6.2 Operational risk management

In the Group, OR is managed in accordance with the following phases:

Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools have been defined by the Group to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of each area or local unit, through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seek to assess aspects of exposure and hedge (including the control environment)

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The most important operational risk tools used by the Group are the following:

•	Internal events database. The objective is to capture the Group’s operational risk events. This is not restricted by thresholds (i.e. there are no exclusions for reasons of amount), and includes those events with impact on the financial statements or profit and loss account and those with no such impact.

Internal databases are supplemented by the significant events escalation process, which allows to inform and alert senior management the key operational risk events arising across the Group on a timely basis.

•	Operational risk control self-assessment (RCSA). A qualitative process that seeks, using the criteria and experience of a pool of experts in each function, to determine the main operational risks for each function, the control environment and their allocation to the different functions on the Group.

The goal of RCSA is to identify and assess the material operational risks that could prevent business or support units from achieving their objective. Once they are assessed, mitigation actions are identified if the risk levels prove to be above the tolerable profile.

The Group also elaborates risk assessments for specific sources of operational risk, enabling a more granular and transversal identification of potential risks. These are applied in particular to technological risks, fraud and factors that could lead to regulatory non-compliance, and areas that are exposed to money laundering and terrorism financing risks. The two latter areas, together with the conduct risks factor, are set out in greater detail in section 7.3 ‘Compliance and conduct risk management’, in this chapter’.

•	External event database[15]. The external database provides quantitative and qualitative information, allowing for a more detailed and structured analysis of relevant events that have occurred in the sector, the comparison of the profile of losses with the industry, both locally and globally and the appropriate preparation for the RCSA exercise and scenario analysis.

•	Analysis of OR scenarios. The objective is to identify potential events with a very low probability of occurrence, but which could result in a very high loss for the Group. The potential effects are assessed and extra controls and mitigating actions are identified to reduce the likelihood of high economic impact. Expert opinion is obtained from the business lines and risk and control managers.

•	Corporate indicators system. These are different types of statistics and parameters that provide information on an institution’s risk exposure and control environment. The most significant indicators regarding the level of risk of the different factors are part of the metrics on which operational risk appetite is built.

•	Internal Audit and regulatory recommendations. These provide relevant information on inherent risk due to internal and external factors, enabling weaknesses in the existing controls to be identified.
•	Customer complaints. The Group’s increasing systemisation of the monitoring of complaints and their root causes also provides relevant information for identifying and measuring risk levels. In this regard, the compliance and conduct function prepares a detailed analysis, as set out in section 7.3 ‘Compliance and conduct risk management’ in this chapter.

•	Other specific instruments. These enable a more detailed analysis of technology risk, such as control of critical system incidents and cybersecurity events.

•	Internal data model. Application of statistical models is used to capture the Group’s risk profile, mainly based on information collected from the internal loss database, external data and scenarios. The main application of the model is to help determine economic capital and estimate expected and stressed losses, as a tool for specifying operational risk appetite.

The risk profile is part of the non-financial risks risk appetite, and is structured as follows:

•	A general statement setting out that Santander is, on principle, averse to operational risk events that could lead to financial loss, fraud and operational, technological, legal and regulatory breaches, conduct problems or damage to its reputation.

•	General metrics of expected loss, stressed losses and overdue Internal Audit recommendations.

•	An additional statement is included for the more relevant risk factors, together with a number of forward-looking monitoring metrics. Specifically, on the following: internal and external fraud, technological, cyber, legal, anti-money laundering, commercialisation of products, regulatory compliance and supplier management risk.

Model implementation and initiatives

Almost all the Group’s units are now incorporated into the OR model with a high degree of homogeneity.

The main activities and global initiatives adopted in 2018 for effective operational risk management are:

•	Continuous enhancement of available information, especially the internal loss database, key to ensure the integration of all instruments and be able to perform an information cross-analysis.

•	Evolution and improvement of the objective qualification methodology for the evaluation and reporting of the main risks (Top risks) that include risk exposure, control and regulatory environment and take into account the actual and forecasted elements.

15.	Santander participates in international consortiums such as the ORX (Operational Risk Exchange).

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Operational Risk

This methodology provides a more detailed process for final determination of the risk level and trend. It encourages prioritisation in risk management and the definition of specific mitigation plans, while supporting periodic risk communication to senior management.

•	Incorporation of additional risk appetite metrics related to internal fraud within the market operations scope and the cybersecurity risk.

•	Process improvements for the determination, identification and assessment of critical theoretical controls, with the aim of strengthening and homogenizing the control environment in the Group.

•	Greater integration of operational risk in the Group’s strategic plan, by including information regarding the potential exposure of operational risk for the next three years as well as the estimated level of losses.

•	Mitigation plans fostering for aspects of particular relevance (fraud, information security and cybersecurity in the widest sense, control of suppliers, among others): control of both, implementation of corrective measures and projects under development.

•	Improvements to contingency, business continuity and, in general, crisis management plans (initiative linked to the recovery and resolution plans), also providing coverage to emerging risks (cyber).

•	Fostering the control of risk associated with technology

•	(control and supervision of the IT systems design, infrastructure management and applications development).

For the suppliers control previously mentioned, the Group, as part of its digitalisation strategy, aims to offer its customers the best solutions and products available in the market, which in many cases entail an increase in the outsourcing activities or the employment of third party services. This aspect, together with the intensive use of new technologies such as the cloud, the increase of cyber related risks and an increase in regulatory pressure in this area, make it necessary to reinforce procedures and controls to ensure that the risks arising from hiring suppliers are known and managed appropriately.

In this regard, in 2018 a new version of the corporate reference model was approved, and progress has been made in defining and implementing policies, procedures and tools in the Group’s entities in order to reinforce its implementation and to ensure that adequate coverage is given to the current regulatory requirements regarding the General data protection regulation (GDPR) anticipating new requirements contemplated in the new EBA regulations related to outsourcing as well as agreements with third parties. In 2018, the efforts have been mainly aimed at:

•	Establishment of the vendor risk assessment centre (VRAC) function within the purchasing of the Group’s entity responsible for purchases, with the aim of making suppliers’ evaluation more efficient and homogenised. To ensure that related risks are adequately covered, and homologation process is executed before the service is provided. In addition, VRAC should help to define and monitor the mitigation plans, and to reinforce those controls needed for the risks associated with services provider to acceptable levels according to the Group’s risk appetite.

•	Controls have been reinforced in the different phases of the model to ensure that services that involve access or processing of sensitive data, including personal data, are correctly identified and classified. Specifically:

•	Policies have been developed to define the criteria for data classification according to its sensitivity level and to establish the minimum protection requirements that must be observed for each confidentiality level (including those established by GDPR).

•	Development of specific questionnaires to evaluate supplier’s controls against these requirements, and clauses that must be included in contracts with suppliers that process or store confidential information.

•	Establishment of a specific escalation and governance procedure for services approval that involve the treatment or storage, by the provider, of data considered to be particularly sensitive.

•	During 2018, progress has been made with those providers identified as critical in the recovery and resolution plans, aiming to include clauses that ensure the continuity of the services provided in case it was necessary to activate those plans.

•	The escalation policy has been revised to ensure that the essential outsourcing functions and the highest risk services are reviewed and approved in the appropriate forums and that the relevant incidents associated with suppliers that provide these services are escalated in time and manner for its review and decision-making.

•	Indicators and dashboard definition and monitoring concerning the model implementation.

•	Review and enhancing quality of data of inventories of relevant services and associated suppliers.

•	Progress in the implementation of a management system that automates the different phases of the supplier management cycle to achieve enhanced process control and higher information quality.

•	Training and awareness raising of risks associated with suppliers and other third parties.

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The Group continues to work on the implementation and consolidation of the model, reinforcing and standardising the activities to be carried out throughout the management cycle of suppliers and third parties.

Operational risk information system

The Group’s corporate information system for operational risk, named Heracles, supports operational risk management tools, providing information for reporting functions and needs at both local and Group levels. Heracles main goal is to improve decision-making in the OR management process throughout the Group.

This is achieved by ensuring that those responsible for risks in every part of the Group have a complete view of the risk, and the supporting information they need, when needed.

This complete and timely view of risk is obtained as a result of the integration of several programs, such as risk and control assessment, scenarios, events and metrics with a common set of taxonomies, and methodological standards. The result of this integration is a more precise risk profile and a significant improvement in efficiency by avoiding redundant efforts and duplicities.

After the incorporation of the thematic evaluation and scenarios modules, in 2018 improvements have been made to strengthen the integration between the different modules and simplify the system flow. Likewise, progress has been done to improve reporting capabilities in complying with the Risk Data Aggregation regulation.

In order to achieve the latter goal, a reference technological architecture has been developed, providing solutions for information gathering, single database feeding (golden source) and the generation of operational risk reports.

In addition, further advances have been carried out by the Group regarding data supply automation from the local units’ systems of record.

Mitigation actions

In line with the model, the Group monitors those mitigation actions related with the main risk sources which have been identified through the internal OR management tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) and other external information sources (external events and industry reports).

Active mitigation management has become even more important in 2018, in which both the first line of defence and the OR control function intervene, establishing an additional control through specialised business and support functions. Furthermore, the Group has continued to promote the preventive implementation of policies and procedures for OR management and control.

The most significant mitigation actions have been focused on improving the security of customers in their usual operations, the management of external fraud, as well as continuous improvements of processes and technology, sale of products management and adequate provision of services.

Regarding the fraud reduction, the main specific actions were the following:

Card fraud:

•	Generalisation of the use of Chip & Pin (operation with PIN-cards, which require the signing off the transaction with a numeric code), both in ATMs and in physical stores, with advanced authentication mechanisms in the communication between the ATM and the point-of-sale and the Group’s systems.

•	Card protection against electronic commerce fraud attacks (which is still the fastest-growing fraud pattern in the industry):

•	Implementation of a secure e-commerce standard (3DSecure) via two-step authentication based on one-time passwords.

•	Innovative solutions based on mobile applications that let users deactivate cards for e-commerce use.

•	Issue of virtual cards using dynamic authentication passwords.

•	Use in Brazil of a biometric authentication system in ATMs and branch cashier desks. Customers can use this new system to withdraw cash from ATMs using their fingerprint to sign off their transactions.

•	Integration of monitoring and fraud detection tools with other systems, internally and externally, to enhance suspicious activity detection capabilities.

•	Reinforced ATM security by incorporating physical protection elements and anti-skimming, as well as improvements in the logical security of the devices.

Online/mobile banking fraud:

•	Validations of online banking transactions through a second security factor based on one-time use passwords. Evolution of technology, depending on the geographic area (for example, based on image codes -QR codes - generated from data for the transaction).

•	Enhanced online banking security by introducing a transaction risk scoring system that requests further authentication when a given security threshold is breached.

•	Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device Id).

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Operational Risk

•	Monitor e-banking platform’s security to avoid attacks on the systems.

Cybersecurity and data security plans:

Throughout the year, Santander continued paying full attention to cybersecurity risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventive actions to be prepared for any attack of this kind.

Santander has continued to develop its cybersecurity internal regulation with the definition of a set of policies that reinforce the Global cybersecurity framework, aligned with international best practices.

In relation to second line internal regulation, it should be noted that in July 2018 the executive risk committee approved a new version of the cyber supervision and control model, incorporating the technological risk within its scope.

The Group is involved in an ambitious program to transform cybersecurity in order to strengthen detection, response and protection mechanisms. Innovation and continuous improvement in cybersecurity is key to address current and emerging threats, and it is a priority for Santander.

Also, observation and analytical assessment of the events in the sector and in other industries enables Santander to update and adapt its models for emerging threats.

Other relevant mitigating actions:

The Group has established mitigation actions in order to optimise management processes according to our customer’s needs.

With regard to mitigation measures relating to customer practices, products and business, Santander is involved in continuous improvement and implementation of corporate policies on aspects such as the selling of products and services and prevention of money laundering and terrorism financing.

Also related with the same category of operational risk, within the continuous process carried out in Brazil to improve the internal processes and products offered, in order to provide a better service to our customers and, thereby, reduce the volume of incidents and legal claims, it is noteworthy the creation of joint and multidisciplinary working groups for the identification, definition and implementation of mitigation actions, as well as monitoring of their effectiveness.

Business continuity plan

The Group has a Business Continuity Management System (BCMS), to guarantee the continuity of the business processes of its entities in the event of a disaster or serious incident.

The basic goal is to:

•	Minimise the potential damage on people, and adverse financial and business impacts for the Group, caused by the interruption of normal business activities

•	Reduce the operational effects of a disaster, providing pre-defined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image of, and confidence in, the Group.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

In 2018, the Group continued to advance in implementing and continuously improving its business continuity management system. The new model has been implemented in all countries and the definition and implementation of cybersecurity scenarios has been pursued.

Furthermore, several crisis simulation exercises have been carried out, coordinated between the local units and the corporation, involving the Group’s various crisis management committees and senior management.

The Group has also updated the corporate application that is used to register and store the Group’s continuity plans to allow for associating the economic functions set by the European Banking Union´s resolution authority, the SRB.

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6.3 Key metrics

Net losses (including both incurred loss and net provisions) by

Basel16 risk category over the last three years is as follows:

Distribution of net losses by operational risk category17

(% s/total)

In relative terms, the losses in the category of customers, products and business practices decrease regarding the previous year, although for external fraud has increased.

The net losses by geography are presented in the following chart:

Net losses by country

Employee’s litigation in Brazil is managed as personnel expenses. It is not included in the operational figures since they are considered, from a point of view of management view, as part of the entity’s personnel cost. The Group’s governing bodies perform a continuous monitoring of the levels of expenditure as well as of the measures designed for their reduction. According to the Basel Operational risk framework, these expenses are reporting according to the applicable categorisation.

In 2018, the most significant losses by category and geography correspond to litigation in Brazil where a set of actions is in place to improve customer service (gathered in a complete mitigation plan, as described in section 6.2 ‘Operational risk management’ in this chapter). On the other hand, in 2018 the volume of losses in the UK and the US has decreased due to the reduction in provisions that cover cases of product commercialisation, regulatory inspections and processes failures.

Regarding external fraud, the main concentration risk is still related to the fraudulent use of debit and credit cards, with a significant rise in fraud in non-physical card. The forecast for next year is for this trend to continue, with an intensification of the activity of fraudsters in payment transactions and electronic commerce.

16.	The Basel categories incorporate risks which are detailed in section 7 “Compliance and conduct risk”.
17.	Includes losses from the B. Popular and other perimeter changes.

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Operational Risk

6.4 Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to continuously improve operational control procedures to keep them in line with new regulations and best practices in the market, with a focus on:

•	Adapting the control model to new regulatory requirements, such as MiFID II, EMIR, PRIIPS, IFRS9 and GDPR, among others.

•	Constant improvement with the monitoring of global standards on controls related to market activity. These include those that mitigate the risk of unauthorised trading and that are measured periodically through a specific risk appetite metric for this issue.

•	Strengthening business continuity plans by incorporating – among other improvements – new scenarios reflecting new risks in the industry.

•	Reinforcing controls ensuring appropriate functional separation in market operations systems.

•	Improvements in the tool to control the communications that occur in the treasury desks.

•	Intensified scrutiny of markets-related suppliers, given the critical nature of this topic in view of market trends in online trading.

•	Incorporation of new controls on algorithmic trading following the best practices of the industry and the requirements of MiFID II.

For more information on issues relating to regulatory compliance in markets, refer to section 7.3 ‘Regulatory compliance’.

Lastly, it is important to note that the business is also undertaking a global transformation that involves modernising its technology platforms and operational processes. This will allow, among other objectives, for reinforcing the control model and reduce the operational risk associated with the business.

Insurance’s role in operational risk management

The Group regards insurance as a key element in the management of operational risk. In 2018, we have continued to develop procedures with the goal of achieving better coordination between the different functions involved in the management cycle of insurance policies used to mitigate operational risk.

Once the functional relationship between the own insurance and operational risk control areas is established, the primary goal is to inform the different first line risk management areas of adequate guidelines for effective management of insurable risk. The following activities are particularly important:

•	Identification of all risks in the Group that can be hedged with insurance, including identification of new insurance coverage for risks already identified in the market.

•	Establishment and implementation of criteria to quantify the insurable risk, backed by loss analysis and the scenarios that enable the Group’s level of exposure to each risk to be determined.

•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.

•	Technical assessment of the protection provided by the policy, its costs and retention level that the Group is assuming (franchises and other elements borne by the insured) in order to evaluate and decide about its formalisation regarding those risks that should be covered.

•	Negotiating with suppliers and contract allocation in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.

•	Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.

•	Close cooperation between local operational risk executives and local insurance coordinators to strengthen operational risk mitigation.

•	Active involvement of both areas in the own insurance forum, the Group’s highest technical body for defining coverage strategies and contracting insurance, (replicated in each geography to monitor the activities mentioned in this section), the claim monitoring forum, and the Corporate operational risk committee.

Our own insurance area is a permanent member of different forums/committees of the Group related to risk management (damage to physical assets, fraud, scenarios, management of special situations, etc.), thereby increasing its interaction with other Group functions and its capacity to appropriately identify and evaluate the insurable risks and optimise the protection of the income statement.

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7. Compliance and conduct risk

7.1 Introduction

The Compliance and Conduct function fosters the Group´s adherence to the rules, supervisory requirements, and principles and values of good conduct, by setting standards, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

This function addresses all matters related to:

•	Regulatory compliance.

•	Prevention of money laundering and terrorism financing.

•	Governance of products and consumer protection.

•	Reputational risk.

Under the current configuration of the three lines of defence at the Group, compliance and conduct is an independent second-line control function organisationally under the Group CRO, reporting directly and regularly to the board of directors and its committees, through the Group Chief Compliance Officer (Group CRO). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

The Group’s goal is to minimise the probability of non-compliance events and to identify, assess, report and quickly resolve any irregularities that may occur.

In accordance with the mandate entrusted to the Compliance and Conduct function improvements were made, in 2018, in the strategic compliance programme. In the two previous years, the scope and objectives of the Compliance and Conduct target operation model (TOM) were defined, and the initiative was implemented in the Group’s local units and at the Corporate centre, towards the end of 2018, thus achieving a Compliance and Conduct function that is on par with the best standards in the financial industry.

The Group sets out in its risk appetite framework its zero tolerance for Compliance and Conduct risks, with the clear goal of minimising the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance and Conduct risk is manged through a homogeneous process in units, by establishing a common methodology and taxonomy, according to the standards of the Risk function, which consists of setting a series of Compliance and Conduct risk indicators and assessment matrices which are prepared for each local unit, as well as qualitative statements.

During 2018, the Compliance and Conduct function has taken part in the annual formulation of the risk appetite, with the objective of verifying that the current model is suitable for measuring the function’s risk appetite. The corporate thresholds of two of the indicators were adjusted, reducing them, and the calculation of another was reformulated in order to provide a more accurate picture and align it with the strategy of the function and its risk tolerance. The relevant committees approved the adjustments and these were sent to the different local units.

7.2 Governance

The Group CRO reports to the Group’s governing and management bodies. This is independent of the Risk function’s other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

The following are the compliance and conduct corporate committees, each of which has a corresponding local replica:

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Compliance and conduct Risk

Group Compliance & Conduct – committees landscape

The corporate compliance and conduct committee is the high-level collegiate body of the compliance and conduct function, bringing together the objectives of the committees referred to below. Its main functions are as follows:

•	Proposing updates and modifications to the General compliance framework and corporate function frameworks for ultimate approval by the board of directors.

•	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.
•	Setting up and assessing corrective actions when risks of this kind are detected in the Group, either due to weaknesses in the existing management and controls management, or due to emerging new risks.

•	Monitoring new issued regulations or those modified, and establishing their scope of application in the Group, and, if necessary, defining adaptation or mitigation actions.

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The regulatory compliance committee is a collegiate governance body whose main functions are the following:

•	Specifying the Group CRO regulatory compliance risk control model based on common regulations applicable to several countries.

•	Deciding on significant regulatory compliance issues that might pose a risk to the Group.

•	Interpreting the General Code of Conduct and specialised codes, and making proposals for their improvement.

The corporate commercialisation committee is the collegiate governance body for the approval of products and services. It has the following key functions:

•	Validating new products or services proposed by the parent company or by any subsidiary/Group local unit, prior to their launch.

•	Establishing the commercialisation risk control model, including risk assessment indicators, and proposing the commercialisation and consumer protection risk appetite to the Compliance committee.

•	Establishing interpretative criteria and approving the reference models to develop the corporate commercialisation framework, and its rules, and to validate the local adaptations of those models.

•	Assessing and deciding on significant commercialisation issues that might pose a risk for the Group.

The monitoring and consumer protection committee is the collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues. It has the following key functions:

•	Monitoring the commercialisation of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

•	Monitoring the common claim measurement and reporting methodology, based on root cause analysis, and the quality and sufficiency of the information obtained.

•	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection.

•	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in commercialisation and consumer protection in a transversal manner.

The anti-money laundering/terrorism financing committee

•	(AML/TF) is the collegiate body in this field, and its main duties are as follows:

•	Defining the AML/TF risk control model in the Group.

•	Creating reference models for the development of the AML/TF framework and its implementing regulation.

•	Monitoring projects for improvement and transformation plans for AML/TF and, where appropriate, setting in motion supporting or corrective actions.

The reputational risk forum is the body created to support the different governing bodies of the Group in the supervision and control of reputational risk, ensuring its proper management and understanding. Its main functions are:

•	Monitoring and continuous supervision of risks and reputational events, verifying if the profile of this risk is within the limits of the group’s appetite.

•	Developing action plans to reduce the impact of this risk and monitor them.

•	Reviewing and preparing reports and other documentation of reputational risk presented to the different governing bodies of the Group.

7.3 Compliance and conduct risk management

The first line of defence has the primary responsibility for managing compliance and conduct risks together with the business units where such risks originate, as well as the Compliance and Conduct function. This is performed either directly or through assigning compliance and conduct activities or tasks.

The Compliance and Conduct function is responsible for setting up, fostering and ensuring that the local units adhere to the corporate frameworks, policies and standards applied throughout the Group. Compliance and Conduct continue to make progress in the development and design of the function’s regulatory tree and in the supervision of local units’ degree of adherence to it.

The Corporate centre has the necessary components to ensure ongoing control and oversight of the compliance and conduct model, establishing robust systems of governance and systematic reporting and interaction with the local units in accordance with the Group’s subsidiary governance model.

Additional detail regarding the Group’s

governance model is available in the Corporate

governance chapter, section 7 ‘Group

structure and governance framework’.

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Responsible	Corporate	Economic	Risk
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Compliance and conduct Risk

Furthermore, Internal Audit - as third line of defence function - performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

Corporate frameworks for the Compliance and Conduct function are the following:

•	General compliance framework.

•	Products and services commercialisation and consumer protection framework.

•	Anti-money laundering and terrorism financing framework.

The General Code of Conduct (GCC) enshrines the ethical principles and rules of conduct that govern the actions of all the Group’s employees. It is supplemented in certain matters by the rules found in other codes and their internal rules and regulations.

The Compliance and Conduct function oversees the effective implementation and monitoring of the General Code of Conduct under the supervision of the compliance committee and of the risk supervision, regulation and compliance committee. The GCC establishes the following:

•	Compliance functions and responsibilities.

•	The rules governing the consequences of non-compliance with it.

•	A whistleblowing channel for the submission and processing of reports of allegedly irregular conduct.

During 2018, the Compliance and Conduct function has carried out several risk assessments in coordination with the Risk function, notably:

•	A regulatory compliance assessment focused on the Group’s main local units. This exercise is carried out annually, following a bottom-up process, where the first line of defence of the local units identify the inherent risk of those rules and regulations that apply to them. First, an assessment is made on the consistency of the controls that mitigate such inherent risk, and then the residual risk in each of these obligations is determined. Action plans are established and followed by both the local and corporate compliance functions.

•	Conduct assessment in products and services with a scope of 17 geographies of the Group and 26 legal entities, where the first line of defence functions evaluate the main risks of conduct in commercialisation, the suitability of the controls that mitigate said risks and establish action plans in those cases where risk assessments exceed the defined risk appetite.
•	Assessment of AML/TF on the units considered as obliged entities in this matter (or equivalent) in the Group. This annual self-assessment exercise is carried out by the business units and the local AML/TF prevention officers, under the supervision of the Corporate centre AML/TF prevention function.

The common methodology adopted by the Group for the above mentioned assessments can be broadly summarised in a three phase process:

1.	Assessment of unit’s inherent risk (deriving from its activity).

2.	Assessment of control environment (as a mitigating factor of the inherent risk).

3.

Calculation of net residual risk (derived from the combination of the two previous point’s measures according to a predefined scale). Where appropriate, and depending on the result obtained, the corresponding action plans are defined.

In 2018, the main geographies consolidated the reputational risk model that contains the main elements for risk management and identifies the most significant sources of this type of risk. It establishes a preventive approach for its correct management and determines the functions involved in the management and control of this risk and its governance bodies.

Transversal corporate projects

In accordance with the organisational principles defined in the Group Compliance and Conduct TOM, transversal functions support specialised vertical functions, providing them with methodologies and resources, management systems and information and support in executing multidisciplinary projects.

One of the key pillars of all the corporate functions is monitoring the units’ deployment of models. For this purpose, a methodology that enables the following has been defined:

•	To acquire an objective knowledge of the TOM’s degree of implementation in each one of the units.

•	Regularly follow up on progress in deploying the TOM.

•	Be used as a source for joint identification (Group-units) of the annual work plans defined every year.

403

Horizontal teams support vertical teams by leading execution and coordination of generalist activities, among them:

•	Digitalisation of processes and continuous improvement. Having defined the function’s process map and documented its main activities, the Group completed in 2018 the automation of processes in financial intelligence, corporate actions, annual compliance programme, product governance, the Code of Conduct in Securities Markets, and acceptance of reputational risk transactions. The design phases were also completed in two new processes, namely management of committees and internal governance bodies, and the development of regulatory components.

•	On-line collaboration with units is improving, favouring platforms and structured spaces for information exchange, such as the compliance portal and the Verum platform for assessing the maturity of the compliance model.

•	Access to external information sources to enhance compliance control processes (regulatory sources, online media, stakeholder perceptions, etc.).

•	Management information and analytical environments, leveraging new big data and multidimensional reporting capabilities to enhance generation and distribution of compliance and conduct management reports and optimise the response to money laundering and terrorism financing alerts.

•	Global programme of MiFID II implementation. With the coming into force of MiFID II regulation in January 2018, the Group has provided the necessary support to local units affected by the regulation. The project’s main focus of attention in 2018 has been the development and effective implementation of a robust control model. Accordingly, the compliance and conduct function in the Corporate centre has defined a theoretical control framework and supervised the transposition and implementation

Key transversal functions

•	Promote the relationship of Compliance and Conduct functions among the Corporate centre and the different units.

•	Coordinate the definition and monitoring of the annual compliance programs.

•	Provide methodologies, resources, systems and management information and support in the execution of multidisciplinary projects.

•	Jointly with the vertical functions, follow-up of the deployment of the models by the units.

•	Lead the digitalisation of processes.

•	Set up common report templates, combining qualitative and quantitative metrics.

•	Coordinates the creation of the regulations global repository and manages the Regulatory Radar Governance aimed at assigning regulatory implementation responsibilities.

•	Promote thematic fora and workshops, identify and promote the execution of the annual training programs, and prepare a biannual magazine.

•	Participate in the appointment and setting of the CCO´s objectives.

of controls in each local unit. Further, it has established a set of risk indicators that will be regularly reported to both local governing bodies and to Corporate centre teams.

•	Concerning management information, a common compliance and conduct risk reporting template was deployed in 2018 in the Group’s units, with minimum content specified by the Corporate centre and common chapters, risk dimensions by family and combining quantitative metrics and expert qualitative analysis, to which units may add local information if relevant. At year-end 2018, virtually all of the Group’s main units have adopted this new form of reporting.

•	The Regulatory Radar function has consolidated its role, which develops and coordinates the creation and administration of the global repository of rules and regulations, through a multidisciplinary process in which the different functions participate, and manages the regulatory radar governance aimed at assigning regulations implementation responsibilities and the appropriate monitoring.

•	The Group strengthened best practices sharing and cooperation between the Corporate centre and the local units. Thematic forums and workshops were organised on reputational risk, corporate defence, the GDPR, product governance and consumer protection, anti-money laundering and countering terrorism financing.

•	In addition to the traditional training – mandatory or not – for which the function is responsible, a biannual review of compliance and conduct and awareness-raising actions are now carried out through the Group’s internal networks.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Compliance and conduct Risk

Regulatory Compliance

The Regulatory Compliance area is responsible for controlling and supervising regulatory risk related to employees, organisational aspects, international markets and securities markets, developing policies and rules and ensuring compliance by units.

The following functions are in place for adequate control and management of regulatory compliance risks:

•	Application and interpretation of the General Code of Conduct and other codes and rules and regulations that implement it, including management of the corporate defence model and the Group’s whistleblowing channel.

•	Development and application of policies and rules aimed at preventing market abuse.

•	Control and supervision of application of regulation related to: (i) markets, with respect to MiFID II, EMIR, Dodd-Frank Act and the Volcker Rule and (ii) the organisation, in the competencies of GDPR, FATCA and CRS.

•	Disclosure of relevant Group information (material facts).

The most relevant areas of the regulatory compliance function are described below:

A. Employees

The objective - based on the General Code of Conduct - is to establish standards for the prevention of criminal risks and conflicts of interest and from a regulatory perspective, to cooperate with other areas in setting up guidelines for remuneration and dealings with suppliers. The prevention of criminal risks aims to minimise the impact of the potential criminal responsibility of legal entities for any crimes committed on their account or for their benefit by their directors or representatives and by employees as a result of a lack of control.

The Group has in place a corporate defence model, which is a specific compliance programme designed to implement awareness-raising activities as to the main criminal risks across the Bank. The Group has 14 whistleblowing channels available to all employees in all its main markets. They can access these through email, web site and app.

The internal procedure on the use and functioning of the Corporate centre’s whistleblowing channel was updated in 2018, in order to:

•	Allow employees to make anonymous reports if they wish.

•	Reinforce the internal procedure for the anonymous communication of violations regarding anti-money laundering by employees, senior management or agents.

•	Broadening the scope to include those accounting or audit practices, in accordance with the Sarbanes-Oxley Act. The compliance function reports periodically to the audit committee on this type of complaints.

Types of complaints received in 2018

Complaints that originated a disciplinary procedure

A.	Consolidated data of the Top 10 local units and the Corporate centre, which includes the complaints received in all their whistleblowing channels, which are not comparable between each other.
B.	This figure does not include the disciplinary measures from UK, as it is not available.

405

B. Market abuse

Regulatory Compliance activity in 2018 focused on the

implementation of corporate tools for market abuse risk

management in the main geographies:

Code of Conduct in Securities Markets (CCSM)

C. Market regulations

Regulatory compliance carries out the risk management of the main market regulations that affect the Group. The most relevant actions carried out during 2018 are detailed below:

	Dodd-Frank		Relevant
MiFID II	Title VII	Volcker Rule	information

During 2018, the Regulatory Compliance function has worked together with the MiFID II Corporate’s PMO, as well as with the different units in the definition and implementation of a MiFID II control framework for each local unit, that will allow to supervise compliance with the regulation.

At the end of 2018, a country supervision manual for MiFID II was approved, which establishes the relationship model for the local units with the Regulatory Compliance function at a corporate level. Its main aspects are: internal policies and procedures, control framework and KPI reporting to the corporation, second line of defence testing exercise and training programs.

An in-depth review of the Swap Dealer Compliance Programme regarding the Dodd-Frank Tittle VII regulation was carried out in 2018, successfully strengthening internal controls and monitoring.

With respect to the US Volcker Rule, oversight has continued of compliance with this regulation, which limits proprietary trading to very specific cases that the Group controls by means of a compliance programme.

This programme was satisfactorily implemented in 2018 in entities originating from the acquisition of Banco Popular.

Regulatory compliance is responsible for disclosing relevant Group information to the markets. Banco Santander made public 48 material facts during the year, which are available on the Group’s web site and the CNMV’s web site.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Compliance and conduct Risk

D. Data management

The main actions carried out by regulatory compliance related to data management by the Group during 2018 are detailed below:

GDPR

•	The new requirements of the European GDPR were enforced on 25 May 2018.

•	The regulatory compliance function has performed a key role in mobilizing and raising awareness among the Group units subject to the regulation. It has led a number of corporate initiatives aimed at ensuring the effective protection of the rights of data subjects.

•	These initiatives include the approval of a new corporate data protection policy, the design and implementation of a governance model based on Data Protection Officers and a control and oversight programme.

•	It has also raised awareness among the staff through different training initiatives and other activities such as courses, workshops and the publication of supporting documentation in the form of guidelines and operating criteria.

FATCA and CRS

•	Further, and within the regulatory framework on automatic exchange of tax information between countries (FATCA and CRS), the following management areas stood out for their importance in 2018:

•	Fulfilment of reporting obligations to the local authorities in due time and form across all units.

•	Periodic certification and certification of the preexisting accounts of Group units.

•	Approval of new corporate policies on this matter.

Product governance and consumer protection

The product governance and customer protection mission is to ensure that the Group acts in the best interest of its customers by complying with regulations and the entity’s values and principles.

407

Main product governance and consumer

protection activities in 2018

Governance strengthening	Product and services validation	Sales, post-sale and servicing conduct monitoring

•  Implementation of corporate consumer protection and fiduciary risk management policies in the Group’s units.

•  Development together with the Santander Digital team of a new “agile” procedure for the approval of innovative concept tests with impact on customers.

•  Definition of good practices regarding sales force remuneration and monitoring of the implementation.

•  Supervision of the implementation of the corporate custody procedure, having been presented to the executive risk committee for validation the new custody files of different Group units.

•  Creation of the corporate forum for the supervision of the analysis of the voice of clients, root cause and definition of improvement plans.

Proposals analysed by the Office of product governance: 359

A. Of these proposals, one was not validated and others were modified in the process prior to the celebration of the Committee.

Proposals analysed by fiduciary risk subcommittee: 743

•  25 sessions in 2018 of the monitoring and consumer protection committee, covering:

•  The marketing of products and services by country and type of product with focus on: those in special monitoring, regulatory and supervisory environment, events and conduct costs and risk analysis through indicators.

•  Performance, exposure in portfolios and results for customers and compliance with mandates for products with fiduciary risk managed by the Group units or whose management is delegated to third parties.

•  Customer complaints, their management (28 countries, 36 business units and 9 CIB branches) and action plans to mitigate customer detriment.

•  The degree of control and volume of the 51 providers (42 of them external to Santander) that provide custody services for the Group’s own positions or customers positions.

Continuous improvement of products and

processes of action with customers

The conduct risk management model, and specially the customer’s voice, allows the customer risk identification, measurement

and monitoring for the conduct risk mitigation and continuous improvement (retro alimentation) of the product design, sale processes and services delivery.

Customer’s voice	Business monitoring	First line self assessment	Events, sector practices and regulations

Customer complaints

Due to product cancellation barriers: new products analysis so that they can be cancelled using the same channels as the ones used for hiring new products and, if this is not the case, prioritise the necessary developments so it becomes a reality.

Due to interests in revolving credit cards: analysis on the approval of the applicable interest rate and comparison with a normal credit card and, in case it is more expensive, establishment of measures so that customers use them as a revolving credit card.

Launch of thematic reviews on root cause of complaints: fraud, mortgages and recovery processes.

Management indicators

Early cancellation: increase in disclosure requirements in the cross sale and action plans to improve the root cause analysis through the retention channels.

Investment and pension

funds performance: review of product definition and/ or its investment policies in case of detecting possible management deterioration or deviations regarding product competitiveness.

Refusal of insurance claims: the approval requires that the documentation for customers clearly includes the coverage exclusion.

Risk and Control Self Assessment

Innovation in investment products: increased focus on digital initiatives in the product approval process and through the follow-up of the customer’s voice.

Investment products adequacy in Europe: corporate project for the implementation of a control model in the first and second line of defence.

Data base

As a consequence of MiFID II, improvements are implemented in commercialisation models beyond regulatory requirements.

Transformation plans in remuneration of the sales force following good practices of regulators and the different geographies of the Group.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Compliance and conduct Risk

Anti-money laundering and countering terrorism financing

One of the Group’s strategic objectives is to maintain advanced and efficient anti-money laundering and countering terrorism financing systems, constantly adapted to international regulations, with the capacity to confront the development of new techniques by criminal organisations.

As a part of the second line of defence, the AML/TF function ensure that risks are managed in accordance with the risk appetite defined by the Group and promote a strong risk culture through the organisation. AML/TF Corporate function is responsible for supervising and coordination the AML/TF systems of the Group subsidiaries, branches and business areas, requiring the adoption of the necessary programmes, measures and enhancements.

The Anti-money laundering and countering terrorism financing policy in the Group is based on three main pillars: the highest international standards, their adaptation and compliance through global policies and technology systems that can enable such compliance.

During 2018, the Group has actively worked in the review of its internal regulations, strengthening management policies and placing a special focus on optimisation of systems, enhancing their effectiveness and considering and developing new technologies that are becoming available.

From the AML/TF global function, a relevant transformation projects have been addressed, highlighting the continuous improvement of supporting tools and risk management platforms, such as the one used for automation and improvement of adverse media identification and management processes, extending its scope to other units/areas within the Group (Banco Santander México and SCIB Boadilla), or updating the corporate money laundering and terrorism financing risks and controls self-assessment (RCSA ML/TF), being aligned with the rest of the RCSA methodologies in the Compliance function.

In addition, given that these standards and those adopted by the Group are mandatory, their correct implementation and application must be overseen. To do so, continuous work is carried out on the different Group entities, including monitoring of the training of Group employees.

The main activity data in 2018 is as follows:

169	208,410
Subsidiaries reviewed	Investigations carried out

57,193	169,941
Disclosures to authorities	Employees trained

The Group has training plans in place at both local and corporate level, in order to cover all employees. Specific training plans are also in place for the most sensitive areas from the perspective of anti-money laundering and countering terrorism financing.

Reputational risk

In 2018, the Group made significant progress on implementing the corporate reputational risk model, consolidating its main features in the Group’s most significant geographies.

The specific characteristics of reputational risk, which originate in a vast number of sources, require a single approach and control model that is different from those of other risks. The reputational risk management requires for a global interaction with both first and second lines of defence functions responsible for the relationship with stakeholders in order to ensure a consolidated oversight of the risk, efficiently supported on the current control frameworks. The aim is for reputational risk to be integrated into both business and support activities, and internal processes, thus allowing the risk control and oversight functions to integrate them in their activities.

The reputational risk model is accordingly based on a prominently preventive approach to risk management and control, and also on effective processes for identification and management of early warnings of events and risks, and subsequent monitoring and management of both events and detected risks.

409

Key actions in 2018:

•	Redesign of the Reputational risk forum with an executive focus that ensures adequate procedures for the identification, assessment, reporting and escalating of risks and reputational events, with the presence of all the first lines that manage relevant stakeholders.

•	Implementation consolidation of the model in the Group’s various geographies.

•	Review and consolidation of policies relating to specific sectors (mining, soft commodities, defence and energy).

•	Coordination with all corporate and local units to implement socio-environmental policies.

•	In conjunction with the relevant functions, development of other reputational risk-related policies, such as financing policy for sensitive sectors.

•	Definition and reporting of risk appetite metrics.

The launch of a new process of identification, assessment, reporting and subsequent monitoring of the main reputational risks that affect the Group in different geographies. The first reporting processes have already been carried out with this new methodology, which integrates other first lines (such as the Communications area) in a more tangible manner.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Model risk

8. Model risk

8.1 Introduction

The Group has far-reaching experience in the use of models to help making all kinds of decisions, with particular relevance for risk management decisions.

A model is defined as a system, approach or quantitative method that applies theories, techniques or statistical, economic, financial or mathematical hypotheses to transform input data into quantitative estimates. The models are simplified representations of real world relationships between characteristics, values and observed assumptions. This simplification allows the Group to focus attention on specific aspects which are considered to be most important for applying a given model.

The use of models entails model risk, defined as the potential negative consequences arising from decisions based on the results of wrong, inadequate or incorrectly used models.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the utilisation of incorrect or incomplete data, or due to the modelling method used and its implementation in systems.

•	Incorrect use of the model.

The materialisation of model risk may cause financial losses, erroneous commercial and strategic decision-making or damage to the Group’s transactions

The Group has been working towards the definition, management and control of model risk for several years. In 2015, a specific area was established within the Risk division to control this risk.

Model risk management and control functions are performed in the Corporate centre and in each of the Group’s main subsidiaries. To ensure adequate model risk management there are a set of policies and procedures which establish the principles, responsibilities and processes to follow during the model’s life cycle detailing aspects related to organisation, governance, model management and model validation, among others.

The supervision and control of model risk is proportional to the importance of each model. In this sense, a concept of tiering is defined as the attribute used to synthesise the model´s level of importance or model significance, from which the intensity of the risk management processes that must be followed is determined.

At the end of 2017, we launched a strategic plan, model risk management 2.0 (MRM 2.0), as an anticipatory measure to reinforce the model risk management, revising each of the model governance phases and conveniently addressing new supervisors expectations set out in the 2018 ECB Guide on internal models.

MRM 2.0, currently underway, involves 3 phases (2018, 2019 and 2020) and includes 10 initiatives organised around 4 pillars:

•	Key elements: Initiatives related to governance, risk appetite, management scope and risk policies.

•	Processes: Initiatives related to the models life cycle phases.

•	Communication: Internal and external communication (monitoring, reports, training, etc.).

•	Model Risk Facilitators: infrastructure, tools and resources.

411

8.2 Model risk management

Model risk management and control is structured around a set of processes regarded as the model life cycle. The definition of the model life cycle phases in the Group is outlined as follows:

Identification

As soon as a model is identified, it is necessary to ensure that it is included in the model risk control perimeter.

One key feature for a proper model risk management is to have a complete and exhaustive inventory of the models used.

The Group has a centralised inventory, created on the basis of a uniform taxonomy for all models used at the different business units. The inventory contains all relevant information of each model, which allows for a proper monitoring according to their relevance and the tier criteria.

The inventory enables transversal analyses of information (by geographic area, types of model, importance, etc.), thereby facilitating strategic decision-making in connection with models.

Planning

It is an internal annual exercise, approved by the local units’ governance bodies and validated in the Corporate centre, which aims to establish a strategic action plan for all models included in the scope of management of the model risk function. It identifies the needs for resources related to the models that are going to be developed, revised and implemented during the year.

Development

This is the model’s construction phase, based on the needs established in the model plan and with the information provided by the specialists for that purpose.

The development must take place using common standards for the Group, and which are defined by the Corporate centre. This ensures the quality of the models used for decision-making purposes.

Internal validation

Independent validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of the Group’s model risk.

Hence, there is a specialised unit, autonomous from developers and users, which draws up technical opinions on the suitability of internal models, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion is expressed through a rating which summarises the model risk associated with it.

The internal validation process covers all models within the model risk control scope, ranging from those used in the risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provisions models, stress tests, etc.) to models used in functions that support decision-making.

The validation scope includes not only more theoretical or methodological aspects, but also the IT systems and the data quality that models rely upon for their effective functioning. In general, it includes all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

The internal corporate validation environment is fully aligned with the internal validation criteria of advanced models produced by the financial regulators with authority over the Group. This maintains the criterion of a separation of functions between units developing and using the models (first line of defence), internal validation units (second line of defence) and Internal Audit (third line) which, as the last layer of control, is responsible for reviewing the effectiveness of the function and its compliance with internal and external policies and procedures, and issuing an opinion on its level of effective independence.

The internal validation function is executed in a decentralised manner through five validation units. The coordination and harmonisation of the validation practices and processes is ensured through a specific initiative, which has been reinforced within the MRM 2.0 project.

One of these pillars is the consistency analysis process carried out by the validation units, which includes the review of the issued recommendations, the severity thereof and the rating assigned. In this way it acts as an important point of control of the consistency and comparability of the validation works. The validation works are only concluded once this phase of consistency has been completed.

Approval

Before being deployed and therefore used, each model must be submitted for approval to the corresponding governance bodies.

Deployment and use

This is the phase during which the newly developed model is implemented in the system in which it will be used. As noted, above, this implementation phase is another possible source of model risk. It is therefore essential that tests are conducted by technical units and the model owners to certify that the model has been implemented pursuant to the methodological definition and functions as expected.

Monitoring and control

Models have to be regularly reviewed to ensure their correct performance and that they are suitable for their purpose. Otherwise, they must be adapted or redesigned.

Also, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and related internal regulations.

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Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management
Strategic risk

9. Strategic risk

9.1 Introduction

Strategic risk is the risk of loss or harm arising from strategic decisions or poor implementation of decisions affecting the long-term interests of the Group’s main stakeholders, or inability to adapt to changes in the environment.

The Group’s business model must be taken into account, as a key factor on which strategic risk pivots. It has to be viable and sustainable; therefore it has to be able to generate results in accordance with the Group’s targets, every year and at least during the following three years, as well as being consistent with the long-term view.

Within strategic risk, three main components are differentiated:

1	Business model risk: the risk associated with the Group’s business model. This includes, among others, the risk of it being obsolescent, irrelevant, and/or losing value, and so not being able to deliver the expected results. This risk is caused by both external and internal factors.

2	Strategy design risk: the risk associated with the strategy set out in the Group’s five-year strategic plan, including the risk that the strategic plan may not be adequate per sé, or due to its assumptions, and thus the Group will not be able to deliver on its unexpected results.

3	Strategy execution risk: the risk associated with executing long-term strategic plans and three-year plans. The risks to be taken into account include both the internal and external factors described above, the inability to react to changes in the business environment, and, lastly, risks associated with corporate development transactions.

9.2 Strategic risk management

For Santander, strategic risk is considered to be a transversal risk, and counts with a strategic risk control and management model which is used as a reference by the Group subsidiaries. This model encompasses the procedure and necessary tools for the correct risk monitoring and control:

•	Long-term strategic plan and three-year plan: the strategic risk function, with the support of different areas of the Risk division, monitors and challenges, in an independent way, the risk management activities performed by the strategy function, adding an integrated section, although independent, to the long-term strategic plan and three-year financial plan (Risk assessment).

•	Corporate development transactions: the Strategic risk function, with the support of different areas of the Risk division, ensures that the corporate development transactions consider an adequate risk assessment and its impact on both Santander’s risk profile and risk appetite.

•	Top risks: the Group identifies, evaluates and monitors those risks that have a significant impact on its results, liquidity or capital that might involve undesirable concentrations affecting the entity’s financial health. It consists of two main categories: i) macroeconomic and geopolitical and ii) idiosyncratic (competitive environment and customers, regulatory environment and internal factors).

•	Strategic risk report: is a report executed jointly by the strategy function and strategic risk, as a combined tool for the monitoring and assessment of the Group’s strategy, as well as associated risks. This report is presented to the board of directors and contains: strategy execution, strategic projects, corporate development transactions, business model performance, main threats (top risks) and risk profile.

413

Glossary

2018 AGM	Our annual general shareholders’ meeting held on 23 March 2018

2019 AGM	Our annual general shareholders’ meeting that has been called for 11 or 12 April 2019, at first or second call respectively

Active customer	Those customers who comply with balance, income and/or transactionality demanded minimums defined according to the business area

AGM	Annual General Shareholders´ meeting

ALCO	Asset-Liability Committee

AML	Anti -money laundering

AORM	Advance Operational Risk Management

ARM	Advance Risk Management

ASF	Available Stable Funding

ASR	Recovered write-off assets (Activos en suspenso recuperados)

AT1	Additional Tier 1

ATF	Anti-terrorist financing

ATM	Automated teller machine

AVAs	Additional Valuation Adjustments

Banco Popular/Popular	Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018

BAU	Business as usual

Basel or Basel Committee	The Basel Committee on Banking Supervision

BCMS	Business Continuity Management System

bps	basis points

BRRD	Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time

BSI	Banco Santander International

BSPR	Banco Santander Puerto Rico

C&C	Compliance and Conduct

CAF	Development Bank of Latin America

CAGR	Compound annual growth rate

CAP	Maximum nominal amount of a risk operation, excluding market transactions

CCO	Chief Compliance Officer

CCoB	Capital Conservation Buffer

CCP	Central Counterparties

CCPS	Contingent Convertible Preferred Securities

CCSM	Code of Conduct in Securities Markets

CDS	Credit Default Swaps

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Responsible	Corporate	Economic	Risk
Banking	governance report	and financial review	Management Report

CEB	Council of Europe Development Bank

CEO	Chief Executive Officer

CER	Credit equivalent risk

CET 1	Core equity tier 1

CNMV	Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)

Corporate Centre	Our headquarters in Boadilla and business segment as described in section 4.1 ‘Description of businesses’ in the Economic and financial review chapter.

Corporation	All the governing bodies, organisational structures and employees entrusted by Banco Santander, S.A. to exercise oversight and control across the entire Group, including those functions typically associated with the relationship between a parent company and its subsidiaries.

COSO	Committee of Sponsoring Organisations of the Tradeway Commission

CRD IV package	The prudential framework established by the CRD and CRR currently in force

CRE	Credit Risk Equivalent

CRO	Chief Risk Officer

CRR	Regulation (EU) 575/2013 on prudential requirements for credit institutions and investment firms, as amended from time to time

CRS	The Common Reporting Standard approved by the OECD Council on 15 July 2014

CSA	Credit Support Annex

CVA	Credit Valuation Adjustment

D&I	Diversity & inclusion

DI	Debt to Income

Digital customers	Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days.

Dodd-Frank Act	The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

DRA	Documento de Registro de Acciones or Share Registration Document

DVA	Debt Valuation Adjustment

EAD	Exposure at Default

EBA	European Banking Authority

EBRD	European Bank for Reconstruction and Development

ECB	European Central Bank

EIB	European Investment Bank

EMIR	Regulation (EU) 648/2012 on OTC derivatives, central counterparties and trade repositories, as amended from time to time

EP	Equator Principles

EPS	Earnings Per Share

415

ERC	Executive Risk Committee

ES	Expected Shortfall

ESG	Environmental Social and Governance

ESMA	European Securities and Markets Authority

ETF	Exchange Traded Funds

EU	European Union

EVE	Economic Value of Equity

EWIs	Early Warning Indicators

FATCA	Foreign Account Tax Compliance Act

FATF	Financial Action Task Force

FCA	Fiat Chrysler Automobiles

FED	Federal Reserve

FL CET1	Common Equity tier 1 fully loaded / Fully loaded CET1

FRA	Forward Rate Agreements

FX	Foreign Exchange

GCCO	Group Chief Compliance Officer

GCRO	Group Chief Risk Officer

GDP	Gross Domestic Product

GDPR	General Data Protection Regulation

GMRA	Global Master Repurchase Agreement

GPG	Gender pay gap

GPTW	Great Place to Work

GRI	Global Reporting Initiative

G-SIB	Global Systematically Important Banks

GSM	General shareholders’ meeting

HR	Human Resource

ICAAP	Internal Capital Adequacy Assessment Process

ICAC	Spanish Instituto de Contabilidad y Auditoría de Cuentas

ICFR	Internal control over financial reporting

ICM	Internal control model

IFC	International Finance Corporation

IFRS	International Financial Reporting Standards (IFRS) as adopted in the EU pursuant to Regulation (EC) 1606/2002 on the application of international accounting standards, as amended from time to time

IFRS9	International Financial Reporting Standards

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Responsible	Corporate	Economic	Risk
Banking	governance report	and financial review	Management Report

ILAAP	Internal Liquidity Adequacy Assessment Process

IMF	International Monetary Fund

IRC	Incremental Risk Charge

IRRBB	Interest Rate Risk in the Banking Book

ISMA	International Securities Market Association

IT	Information technology

LCR	Liquidity Coverage Ratio

LGD	Loss Given Default

Loyal customers	Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

LTV	Loan to Value

MiFID 2	Markets in Financial Instruments Directive.

MREL	Minimum requirement for own funds and eligible liabilities which is required to be met under the BRRD

MRM	Model Risk Management

MtM	Mark-to-Markets

NAFTA	North American Free Trade Agreeement

NGO	Non-governmental organisation

NII	Net Interest Income

NPAs	Non-productive assets

NPLs	Non-performing loans

NSFR	Net stable funding ratio

NYSE	New York Stock Exchange

OFAC	Office of Foreign Assets Control

OM	Organised Markets

ONP	Ordinary net profit

OR	Operational risk

ORX	Operational Risk Exchange

OSLA	Overseas Securities Lender’s Agreement

OTC	Over the counter

P&L	Profit and Loss

PD	Probability of Default

417

People supported in our communities	The Bank has devised a corporate methodology tailored to Santander’s requirements and specific model for contributing to society. This methodology identifies a series of principles, definitions and criteria to allow the Bank to consistently keep track of those people who have benefited from the programmes, services and products with a social and/or environmental component promoted by the Bank. This methodology has been reviewed by an external auditor.

PMO	Project management office

POCI	Purchased or Originated Credit Impaired

POS	Point of sale

PPNR	Pre-Provisions Net Revenue

PRI	Principles for responsible Investment

PRIIPS	Regulation 1286/2014 on key information documents for packaged retail and insurance-based investment products, as amended from time to time

PSD2	Payment Services Directive II

PwC	PricewaterhouseCoopers Auditores, S.L.

R&D&i	Research, development and innovation

RAF	Risk appetite framework

RAS	Risk Appetite Statement

RBSCC	Responsible banking, sustainability and culture committee

RCC	Risk Control Committee

RCSA	Risk control self-assessment

RDA	Risk Data Aggregation

RIA	Risk Identification and Assessment

RoA	Return on assets

RoE	Return on equity

RoRAC	Return on risk adjusted capital

RoRWA	Return on risk weighted assets

RoTE	Return on tangible equity

RSF	Required Stable Funding

RRF	Risk Reporting Framework

RWAs	Risk weighted assets

S&P 500	The S&P 500 index maintained by S&P Dow Jones Indices LLC

SAM	Santander Asset Management

Santander Consumer US	Santander Consumer USA Holdings Inc.

SBNA	Santander Bank N.A.

SCAN	Santander Customer Assessment Note

SCF	Santander Consumer Finance

SCIB	Santander Corporate & Investment Banking

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Banking	governance report	and financial review	Management Report

SCPs	Strategic commercial plans

SCUSA	Santander Consumer US

SDG	Sustainable Development Goals

SEC	Securities and Exchanges Commission

SHUSA	Santander Holdings USA, Inc.

SIS	Santander Investment Securities

SMEs	Small or medium enterprises

SOX	Sarbanes-Oxley Act of 2002

Spanish Companies Act	Spanish companies act approved by Royal Decree Law 1/2010, as amended from time to time

Spanish Securities Markets	Spanish securities markets act approved by Royal Decree Law 4/2015, as amended from time to time

SPF	Simple, Personal and Fair

SRB	European Single Resolution Board

SREP	Supervisory Review and Evaluation Proccess

SRF	Single Resolution Fund

SRI	Socially Responsible Investment

SRT	Significant Risk Transfer

SSM	Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries.

STEM	Science, Technology, Engineering and Mathematics

T2	Tier 2

TCFD	Task Force on Climate-related Financial Disclosures

TLAC	The total loss absorption capacity requirement which is required to be met under the CRD V package

TF	Terrorist financing

TNC	The Nature Conservancy

TOM	Target Operational Model

TSR	Total Shareholder Return

UHNW	Ultra High Net Worth

UK	United Kingdom

UN SDG	United Nations Sustainable Development Goals

UNEP FI	United Nations Environmental Program Financial Initiative

US	United States of America

VaE	Value at Earnings

VaR	Value at Risk

Volcker Rule	Section 619 of the Dodd-Frank Act

VRAC	Vendor Risk Assessment Centre

WBCSD	World Business Council for Sustainable Development

Wolfsberg group	Association of thirteen global banks which aims to develop frameworks and guidance for the management of financial crime risks

419

Auditors’ report and consolidated annual accounts

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report	annual accounts	annual accounts	Appendix

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report	annual accounts	annual accounts	Appendix

Auditors’ report

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor’s report on the consolidated annual accounts

To the shareholders of Banco Santander, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Banco Santander, S.A. (the Parent company) and its subsidiaries (the Group), which comprise the balance sheet as of December 31, 2018, and the income statement, statement of recognised income and expense, statement of changes in total equity, statement of cash flows and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as of December 31, 2018, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated annual accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, P° de la Castellana 259 B, 28046 Madrid, España Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es	1

R. M Madrid, hoja 87.250-1, folio 75, tomo 9.267 libro 8.054, seccion 3a

Inscrita en el R.O.A.C con el numero S0242 • CIF: B-79 031290

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Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

Impairment of financial assets at amortised

cost – loans and advances

The estimation of the impairment of financial assets at amortised cost – loans and advances - for credit risk is one of the most significant and complex estimates in the preparation of the consolidated annual accounts as of December 31, 2018.

On January 1, 2018 IFRS 9 was introduced, which, among other things, modifies the impairment calculation models to consider expected losses instead of incurred losses. The operation of these models requires an increased level of judgement in the determination of the expected losses from impairment, considering factors such as:

•	The classification of the different credit portfolios by their risk and asset type.

•	The identification and classification by stages of the impaired assets or assets with a significant increase in credit risk.

•	The use of assumptions such as macroeconomic scenarios, expected life and segmentation criteria.

•	Development of parameters for these models such as the probabilities of default (PD) and loss given default (LGD).

•	Regularly retrospective testing (backtesting and monitoring) on the different parameters included within the models.

The Group’s business is focused primarily on commercial banking products and is concentrated in 10 key markets (Argentina, Brazil, Chile, Spain, the US, Mexico, Poland, Portugal, the UK and consumer financing in Europe).

In this context, the Group develops a general framework of internal expected loss models that are adapted for each geography and product, in order to take into account specifics of each market. The above mentioned internal models allow the Group to estimate both the collective provisions and the significant individual provisions.

Refer to Notes l.b, 2,6 and 10 of the consolidated annual accounts as of December 31, 2018.

Our work over the estimation of the impairment of financial assets at amortised cost – loans and advances - for credit risk has focused on the analysis, evaluation and testing of internal controls, as well as the performance of tests of details over credit risk provisions estimated collectively and individually. We have also analyzed the impact of the initial application of IFRS 9.

With respect to internal control, we have focused on the design and operating effectiveness of the controls in the following areas:

•	Calculation methodologies, calibrations, and monitoring and back-testing performed by Management.

•	Compliance with and operation of the internal models approved by Management.

•	Reliability of the data sources used in the calculations and the suitability of the models taking into account the circumstances.

•	Process for periodic review of counterparty classification.

•	The review process of principal model calculations and principal portfolios.

In addition, we performed the following tests of details:

•	Tests of principal models with respect to: i) calculation and segmentation methods; ii) methodology utilized for the estimation of the expected loss parameters; iii) methodology used for the generation of the macroeconomic scenarios; iv) information used in the calculation and generation; and v) criteria for significant increase in credit risk and loan staging classification.

•	Verify the impairment calculation for the principal credit portfolios.

•	On a sample basis, evaluating individual credit files to determine the adequacy of their accounting and classification, discounted cash flows and, where appropriate, corresponding impairment.

We have not identified exceptions outside of a reasonable range in the tests outlined above.

2

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Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

Goodwill impairment testing

On an annual basis, the Group evaluates for evidence of impairment in every Cash-Generating Unit (CGU) with a registered goodwill using, for this purpose, quotations, if available, market references (multiples), internal estimations and valuations carried out by independent experts.

Management estimates the recoverable amount of the most representative CGUs by calculating their value using discounted cash flow projections. These estimations are inherently uncertain and include a high level of judgement as they are based on assumptions regarding aspects such as discount rates, projections and long term constant growth rates employed. These estimations are sensitive to variables and assumptions used, which based on their own nature are subject to the risk of material misstatement when being valued.

Due to their relevance for the Group, Management closely monitors the goodwill derived from the United Kingdom, Brazil and the United States.

Refer to Notes 2 and 17 of the consolidated annual accounts as of December 31, 2018.

We have evaluated, with the assistance of our valuation experts, and obtained an understanding of the assessment process performed by Management.

With respect to internal control, we have focused on the design and operating effectiveness of the controls in the following areas:

•	Definition of the Group’s CGUs.

•	Methodology used by Management for the testing of goodwill impairment, including the controls in place to supervise the process and the related approvals.

•	Budgeting process on which the projections used in the discounted cash flow projections are based on.

•	Management’ s capability of reliable prediction through the comparison of previous years’ estimations and impairment assessments with the actual results.

•	Inspection of the annual valuation reports regarding the evaluation of the goodwill impairment, performed by the Group and by external experts.

We also conducted substantive tests over the discounted cash flow projections employed by the Group in its estimation, considering market practices and specific sector expectations. This work included the verification of the assumptions, such as growth rates and discount rates.

In addition, we performed the following tests of details:

•	Verified the mathematical accuracy of the discounted cash flow projections, including the validation of the key inputs with external data.

•	Performed a specific sensitivity analysis of the key inputs such as those related to the: i) financial projections for the future years; ii) expected long term growth rate; and iii) methodology and assumptions used for the calculation of the discount rate.

3

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Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

•	Compared the fair value of the listed CGU to their recoverable amount, as well as the verification of the multiples calculated by the Group for the minor goodwills.

•	Verified the adequacy of the information disclosed in the consolidated annual accounts in accordance with applicable regulations.

As a result of the above procedures, we believe that the evaluation carried out by Management is reasonable and the estimations of key assumptions employed are not outside a reasonable range in the context of the consolidated annual accounts.

Recoverability of deferred tax assets

Assessing the recoverability of deferred tax assets is a complex exercise and requires a high degree of judgement and estimation. It is of particular relevance to the Group in multiple geographies, including Spain, Brazil, the United States and Mexico.

In line with the recoverability model defined by the Group, on an annual basis Management, with respect to the Tax Group of each business unit compiles the assumptions that underpin the business plans that are projected over the time horizon established for that business.

This process implies specific and complex considerations that Management takes into account in order to assess the initial and ongoing recognition of deferred tax assets. The most significant considerations made by the Tax Group in this respect are:

•	Assuring that the tax regulations are applied correctly and the temporary differences that qualify as deductibles are duly recognised.

•	Maintaining a control environment, running the models and validating the calculations deriving therefrom to ensure that the tax assets are properly recognised and measured and that the conclusions drawn regarding their recoverability are accurate.

We have evaluated, in collaboration with our tax experts, and obtained our understanding of the estimation exercise undertaken by Management.

With respect to the internal control environment we have focused on the design and operating effectiveness of controls in the following areas:

•	Budgeting process on which projections employed in the recovery of deferred tax assets are based on.

•	Calculation of deferred tax assets.

We also performed the following tests of details:

•	Evaluation of the assumptions used by the Tax Group to calculate and estimate the deductible temporary differences to determine whether they are comprehensive and appropriate.

•	Analysis of the key data used by Management to estimate the various deferred tax assets and track their subsequent recoverability, including:

•

Obtaining and analysing the Group’s review of the income projections carried out by management and the assumptions used, including the detail of the economic forecasts and indicators used in the analysis (inflation, interest rates, etc.);

4

427

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

•	Reviewing that the projections that are part of the defined model which is in turn used to estimate the tax profits used to infer the amount of deferred tax assets that will be recoverable in future periods in relation to deductible temporary differences and unused tax losses are indeed achievable.

Refer to Notes 2 and 27 of the consolidated annual accounts as of December 31, 2018.

•	Obtaining the necessary management information that support the business plan (budgets, future economic forecasts, estimations of financial products to be contracted, etc);

•	Analysis of the tax strategy planned by the Group for the recoverability of the deferred tax assets.

We have obtained adequate audit evidence throughout our procedures to corroborate the estimates made by the Group with respect to the recoverability of its deferred tax assets.

Litigation provisions

The Group is party to a range of tax and legal proceedings - administrative and judicial - which primarily arose in the ordinary course of its operations. There are also situations not yet subject to any judicial proceedings that have nevertheless required the Group to recognise provisions; these include customer conduct related matters and the related compensation.

These proceedings generally take a long period of time to run their course, giving rise to complex processes dictated by the applicable legislation prevailing in the various jurisdictions in which the Group operates.

The Group’s Management decide when to recognise a provision for these proceedings based on estimates made using reasonable calculation procedures that are consistent with the uncertainty intrinsic to the obligations they cover.

Among these provisions, the most significant are those to cover the tax and labour proceedings in Brazil and those for customer compensation for the sale of certain products in Spain and the UK; these estimates are based on the number of claims expected to be received, the number expected to be accepted, and the estimated average payout per case.

Refer to Notes 2 and 25 of the consolidated annual accounts as of December 31, 2018.

We have obtained our understanding and evaluated the estimation process undertaken by Management.

With respect to internal control, we have focused on the design and operating effectiveness of the controls in the following areas:

•	Update of the databases that contain the ongoing litigations.

•	Evaluation of the adjustments to the provisions for regulatory, legal or tax procedures and their recognition.

•	Reconciliation between the minutes of the inspections and the amounts registered.

In addition, we performed test of details consisting of the following:

•	Understanding of the policy for classifying litigations and allocating provisions.

•	Monitoring of the ongoing tax inspections.

•	Analysis for reasonableness of the expected outcomes of the most significant tax and legal proceedings.

•	Assessment of possible contingencies relating to compliance with the Group’s tax obligations for all the years open to inspection.

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Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

•	Obtaining confirmation letters from external lawyers and tax advisors who work with the Group to compare their assessment of the outcome of the litigations, all of the information used, the correct recognition of the various provisions and the identification of potentially omitted liabilities.

•	Verification of the communications with the regulatory bodies, analysis of the ongoing regulatory inspections and size of the impact of any regulatory finding on the audit.

•	Analysis of the recognition and reasonableness of the provisions recorded for accounting purposes and the movements therein.

Specifically for the provisions recorded to cover customer compensation, our procedures focused on:

•	Evaluation of the design and testing the operating effectiveness of the controls related to the calculation and review of the provision recognised for customer compensation, including the process of generating and approving the model assumptions and results.

•	Evaluation of the methodology’ used by Management, verifying that it is in line with market practice and the recommendations issued by the supervisory bodies.

•	Performing sensitivity analyses on the results of the model, varying the key inputs to test the model’s results.

In the procedures described above, no exceptions were identified outside of a reasonable range.

6

429

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

Information technology systems

The Group’s financial information is highly dependent on information technology (IT) systems and therefore an adequate control of these systems is crucial to ensuring correct data processing.

In this context, it is vital to evaluate aspects such as the organisation of the Group’s Technology and Operations department, controls over software maintenance and development, physical and logical security controls, and controls over computer operations.

In this respect, Management has developed a system efficiency and transformation plan. This plan contains aspects such as the remediation of the access control deficiencies identified in previous years and the relationship between the governance framework, which includes the new cybersecurity model, and the Group’s entities that manage the IT processes that support the Group.

We have evaluated, in collaboration with our IT system experts, the internal controls over the IT systems and applications that support the core business activity and have an impact on the Group’s financial reporting.

For this purpose, we carried out the following internal control procedures and test of details related to:

•	Functioning of the IT governance framework.

•	Access control and logic security over the applications, operating systems and databases that support the relevant financial information.

•	Application development and change management.

•	Maintenance of the IT operations.

Additionally, considering the efficiency and transformation plan developed by the Group, our approach and audit plan focused on the following aspects:

•	Evaluation of the plan executed, and the new controls implemented, by the Group in 2018.

•	Testing of a sample of the new controls implemented by the Group.

The results of our procedures were satisfactory’ and we have no relevant comments in this regard.

Other information: Consolidated Directors’ report

Other information comprises only the consolidated Directors’ report for the 2018 financial year, the formulation of which is the responsibility of the Parent company’s directors and does not form an integral part of the consolidated annual accounts.

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Our audit opinion on the consolidated annual accounts does not cover the consolidated Directors’ report. Our responsibility regarding the information contained in the consolidated Directors’ report is defined in the legislation governing the audit practice, which establishes two distinct levels in this regard:

a) A specific level applicable to the consolidated statement of non-financial information and certain information included in the Annual Corporate Governance Report, as defined in article 35.2 b) of Audit Act 22/2015, that consists of verifying solely that the aforementioned information has been provided in the Directors’ report or, if appropriate, that the consolidated Directors’ report includes the pertinent reference in the manner provided by the legislation and if not, we are required to report that fact.

b) A general level applicable to the rest of the information included in the consolidated Directors’ report that consists of evaluating and reporting on the consistency between that information and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned consolidated annual accounts and does not include information different to that obtained as evidence during our audit, as well as evaluating and reporting on whether the content and presentation of that part of the consolidated Directors’ report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have ascertained that the information mentioned in paragraph a) above has been provided in the consolidated Directors’ report and that the rest of the information contained in the consolidated Directors’ report is consistent with that contained in the consolidated annual accounts for the 2018 financial year, and its content and presentation are in accordance with the applicable regulations.

Responsibility of the directors and the audit committee for the consolidated annual accounts

The Parent company’s directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company’s directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Parent company’s audit committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor’s responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

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Banco Santander, S.A. and subsidiaries

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company’s directors.

•

Conclude on the appropriateness of the Parent company’s directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company’s audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company’s audit committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Parent company’s audit committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

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We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the Parent company’s audit committee

The opinion expressed in this report is consistent with the content of our additional report to the Parent company’s audit committee dated February 28, 2019.

Appointment period

During the General Shareholder’s Meeting held on March 18, 2016 we were appointed as the Group’s auditors for a three-year period from the fiscal year ended December 31, 2016.

Services provided

Services, different to the audit, provided to the Group are described in Note 48 of the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Alejandro Esnal (19930)

February 28, 2019

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Consolidated annual accounts

Translation of the consolidated annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2018, 2017 AND 2016

Million of euros

Assets*	Note	2018	2017**	2016**
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		113,663	110,995	76,454
FINANCIAL ASSETS HELD FOR TRADING		92,879	125,458	148,187
Derivatives	9 and 11	55,939	57,243	72,043
Equity instruments	8	8,938	21,353	14,497
Debt instruments	7	27,800	36,351	48,922
Loans and advances		202	10,511	12,725
Central banks	6	—	—	—
Credit institutions	6	—	1,696	3,221
Customers	10	202	8,815	9,504
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,495	50,891	38,145
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		10,730
Equity instruments	8	3,260
Debt instruments	7	5,587
Loans and advances		1,883
Central banks	6	—
Credit institutions	6	2
Customers	10	1,881
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		57,460	34,782	31,609
Equity instruments	8		933	546
Debt instruments	7	3,222	3,485	3,398
Loans and advances		54,238	30,364	27,665
Central banks	6	9,226	—	—
Credit institutions	6	23,097	9,889	10,069
Customers	10	21,915	20,475	17,596
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,477	5,766	2,025
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		121,091
Equity instruments	8	2,671
Debt instruments	7	116,819
Loans and advances		1,601
Central banks	6	—
Credit institutions	6	—
Customers	10	1,601
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		35,558
FINANCIAL ASSETS AVAILABLE-FOR-SALE			133,271	116,774
Equity instruments	8		4,790	5,487
Debt instruments	7		128,481	111,287
Memorandum items: lent or delivered as guarantee with disposal or pledge rights			43,079	23,980

436	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

	Note	2018	2017**	2016**
FINANCIAL ASSETS AT AMORTISED COST		946,099
Debt instruments	7	37,696
Loans and advances		908,403
Central banks	6	15,601
Credit institutions	6	35,480
Customers	10	857,322
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		18,271
LOANS AND RECEIVABLES			903,013	840,004
Debt instruments	7		17,543	13,237
Loans and advances			885,470	826,767
Central banks	6		26,278	27,973
Credit institutions	6		39,567	35,424
Customers	10		819,625	763,370
Memorandum items: lent or delivered as guarantee with disposal or pledge rights			8,147	7,994
INVESTMENTS HELD-TO-MATURITY	7		13,491	14,468
Memorandum items: lent or delivered as guarantee with disposal or pledge rights			6,996	2,489
HEDGING DERIVATIVES	36	8,607	8,537	10,377
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK	36	1,088	1,287	1,481
INVESTMENTS	13	7,588	6,184	4,836
Joint ventures entities		979	1,987	1,594
Associated entities		6,609	4,197	3,242
ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	15	324	341	331
TANGIBLE ASSETS		26,157	22,974	23,286
Property, plant and equipment	16	24,594	20,650	20,770
For own-use		8,150	8,279	7,860
Leased out under an operating lease		16,444	12,371	12,910
Investment property	16	1,563	2,324	2,516
Of which leased out under an operating lease		1,195	1,332	1,567
Memorandum items:acquired in lease		98	96	115
INTANGIBLE ASSETS		28,560	28,683	29,421
Goodwill	17	25,466	25,769	26,724
Other intangible assets	18	3,094	2,914	2,697
TAX ASSETS		30,251	30,243	27,678
Current tax assets		6,993	7,033	6,414
Deferred tax assets	27	23,258	23,210	21,264
OTHER ASSETS		9,348	9,766	8,447
Insurance contracts linked to pensions	14	210	239	269
Inventories		147	1,964	1,116
Other	19	8,991	7,563	7,062
NON-CURRENT ASSETS HELD FOR SALE	12	5,426	15,280	5,772

TOTAL ASSETS		1,459,271	1,444,305	1,339,125

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of 31 December 2018.

437

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2018, 2017 AND 2016

Million of euros

LIABILITIES*	Note	2018	2017**	2016**
FINANCIAL LIABILITIES HELD FOR TRADING		70,343	107,624	108,765
Derivatives	9	55,341	57,892	74,369
Short positions	9	15,002	20,979	23,005
Deposits		—	28,753	11,391
Central banks	20	—	282	1,351
Credit institutions	20	—	292	44
Customers	21	—	28,179	9,996
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		68,058	59,616	40,263
Deposits		65,304	55,971	37,472
Central banks	20	14,816	8,860	9,112
Credit institutions	20	10,891	18,166	5,015
Customers	21	39,597	28,945	23,345
Marketable debt securities	22	2,305	3,056	2,791
Other financial liabilities	24	449	589	—
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST		1,171,630	1,126,069	1,044,240
Deposits		903,101	883,320	791,646
Central banks	20	72,523	71,414	44,112
Credit institutions	20	89,679	91,300	89,764
Customers	21	740,899	720,606	657,770
Marketable debt securities	22	244,314	214,910	226,078
Other financial liabilities	24	24,215	27,839	26,516
Memorandum items: subordinated liabilities	23	23,820	21,510	19,902
HEDGING DERIVATIVES	36	6,363	8,044	8,156
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	303	330	448
LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	15	765	1,117	652
PROVISIONS	25	13,225	14,489	14,459
Pensions and other post-retirement obligations		5,558	6,345	6,576
Other long term employee benefits		1,239	1,686	1,712
Taxes and other legal contingencies		3,174	3,181	2,994
Contingent liabilities and commitments		779	617	459
Other provisions		2,475	2,660	2,718
TAX LIABILITIES		8,135	7,592	8,373
Current tax liabilities		2,567	2,755	2,679
Deferred tax liabilities	27	5,568	4,837	5,694
OTHER LIABILITIES	26	13,088	12,591	11,070
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—

TOTAL LIABILITIES		1,351,910	1,337,472	1,236,426

438	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

	Note	2018	2017**	2016**
SHAREHOLDERS´ EQUITY	30	118,613	116,265	105,977
CAPITAL	31	8,118	8,068	7,291
Called up paid capital		8,118	8,068	7,291
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	50,993	51,053	44,912
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		565	525	—
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		565	525	—
OTHER EQUITY	34	234	216	240
ACCUMULATED RETAINED EARNINGS	33	56,756	53,437	49,953
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(3,567)	(1,602)	(949)
Reserves or accumulated losses in joint ventures investments		917	724	466
Others		(4,484)	(2,326)	(1,415)
(-) OWN SHARES	34	(59)	(22)	(7)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		7,810	6,619	6,204
(-) INTERIM DIVIDENDS	4	(2,237)	(2,029)	(1,667)
OTHER COMPREHENSIVE INCOME		(22,141)	(21,776)	(15,039)
ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(2,936)	(4,034)	(3,933)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	29	(19,205)	(17,742)	(11,106)
NON-CONTROLLING INTEREST	28	10,889	12,344	11,761
Other comprehensive income		(1,292)	(1,436)	(853)
Other items		12,181	13,780	12,614

EQUITY*		107,361	106,833	102,699

TOTAL LIABILITIES AND EQUITY		1,459,271	1,444,305	1,339,125

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loans commitment granted		218,083	207,671	202,097
Financial guarantees granted		11,723	14,499	17,244
Other commitments granted		74,389	64,917	57,055

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of 31 December 2018.

439

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 AND 2016

Million of euros

	(Debit) Credit
*	Note	2018	2017**	2016**
Interest income	38	54,325	56,041	55,156
Financial assets at fair value through other comprehensive income		4,481	4,384	4,522
Financial assets at amortised cost		47,560	49,096	48,084
Other interest income		2,284	2,561	2,550
Interest expense	39	(19,984)	(21,745)	(24,067)
Interest income / (charges)		34,341	34,296	31,089
Dividend income	40	370	384	413
Income from companies accounted for using the equity method	13 and 41	737	704	444
Commission income	42	14,664	14,579	12,943
Commission expense	43	(3,179)	(2,982)	(2,763)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	604	404	869
Financial assets at amortised cost		39
Other financial assets and liabilities		565
Gain or losses on financial assets and liabilities held for trading, net	44	1,515	1,252	2,456
Reclassification of financial assets at fair value through other comprehensive income		—
Reclassification of financial assets at amortised cost		—
Other gains (losses)		1,515
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	44	331
Reclassification of financial assets at fair value through other comprehensive income		—
Reclassification of financial assets at amortised cost		—
Other gains (losses)		331
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	(57)	(85)	426
Gain or losses from hedge accounting, net	44	83	(11)	(23)
Exchange differences, net	45	(679)	105	(1,627)
Other operating income	46	1,643	1,618	1,919
Other operating expenses	46	(2,000)	(1,966)	(1,977)
Income from assets under insurance and reinsurance contracts	46	3,175	2,546	1,900
Expenses from liabilities under insurance and reinsurance contracts	46	(3,124)	(2,489)	(1,837)
Total income		48,424	48,355	44,232
Administrative expenses		(20,354)	(20,400)	(18,737)
Staff costs	47	(11,865)	(12,047)	(11,004)
Other general administrative expenses	48	(8,489)	(8,353)	(7,733)
Depreciation and amortisation cost	16 and 18	(2,425)	(2,593)	(2,364)
Provisions or reversal of provisions, net	25	(2,223)	(3,058)	(2,508)

440	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

	(Debit) Credit
	Note	2018	2017**	2016**
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(8,986)	(9,259)	(9,626)
Financial assets at fair value through other comprehensive income		(1)
Financial assets at amortised cost	10	(8,985)
Financial assets measured at cost			(8)	(52)
Financial assets available-for-sale			(10)	11
Loans and receivables	10		(9,241)	(9,557)
Held-to-maturity investments			—	(28)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(17)	(13)	(17)
Impairment or reversal of impairment on non-financial assets, net		(190)	(1,260)	(123)
Tangible assets	16	(83)	(72)	(55)
Intangible assets	17 and 18	(117)	(1,073)	(61)
Others		10	(115)	(7)
Gain or losses on non-financial assets and investments, net	49	28	522	30
Negative goodwill recognised in results		67	—	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	50	(123)	(203)	(141)
Operating profit/(loss) before tax		14,201	12,091	10,768
Tax expense or income from continuing operations	27	(4,886)	(3,884)	(3,282)
Profit from continuing operations		9,315	8,207	7,486
Profit or loss after tax from discontinued operations	37	—	—	—
Profit for the year		9,315	8,207	7,486
Profit attributable to non-controlling interests	28	1,505	1,588	1,282
Profit attributable to the parent		7,810	6,619	6,204
Earnings per share
Basic	4	0.449	0.404	0.401
Diluted	4	0.448	0.403	0.399

*	See further detail regarding the impacts of the entry into force of IFRS9 as of 1 January 2018 (Note 1.b).
**	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended 31 December 2018.

441

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 AND 2016

Million of euros

*	Note	2018	2017**	2016**
CONSOLIDATED PROFIT FOR THE YEAR		9,315	8,207	7,486
OTHER RECOGNISED INCOME AND EXPENSE		(1,899)	(7,320)	(303)
Items that will not be reclassified to profit or loss	29	332	(88)	(806)
Actuarial gains and losses on defined benefit pension plans		618	(157)	(1,172)
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	1	(1)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	36	(174)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		109
Income tax relating to items that will not be reclassified		(222)	68	367
Items that may be reclassified to profit or loss	29	(2,231)	(7,232)	503
Hedges of net investments in foreign operations (effective portion)	36	(2)	614	(1,329)
Revaluation gains (losses)		(2)	614	(1,330)
Amounts transferred to income statement		—	—	1
Other reclassifications		—	—	—
Exchanges differences	36	(1,874)	(8,014)	676
Revaluation gains (losses)		(1,874)	(8,014)	682
Amounts transferred to income statement		—	—	(6)
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	174	(441)	495
Revaluation gains (losses)		491	501	6,231
Amounts transferred to income statement		(317)	(942)	(5,736)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale			683	1,326
Revaluation gains (losses)	29		1,137	2,192
Amounts transferred to income statement			(454)	(866)
Other reclassifications			—	—
Hedging instruments (items not designated)	36	—
Revaluation gains (losses)		—
Amounts transferred to income statement		—
Other reclassifications		—
Debt instruments at fair value with changes in other comprehensive income		(591)
Revaluation gains (losses)	29	(29)
Amounts transferred to income statement		(562)
Other reclassifications		—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(77)	(70)	80
Income tax relating to items that may be reclassified to profit or loss		139	(4)	(745)
Total recognised income and expenses for the year		7,416	887	7,183
Attributable to non-controlling interests		1,396	1,005	1,656
Attributable to the parent		6,020	(118)	5,527

*	See further detail regarding the impacts of the entry into force of IFRS9 as of 1 January 2018 (Note 1.b).
**	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2018.

442	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

443

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 AND 2016

Million of euros

*	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance as of 31-12-17**	8,068	51,053	525	216	53,437
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance as of 01-01-18**	8,068	51,053	525	216	53,437
Total recognised income and expense	—	—	—	—	—
Other changes in equity	50	(60)	40	18	3,319
Issuance of ordinary shares	50	(60)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(968)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(74)	—
Others increases or (-) decreases of the equity	—	—	40	92	—

Balance as of 31-12-18	8,118	50,993	565	234	56,756

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2018.

444	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

						Non-Controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
—	—	—	—	—	—	—	—	—
—	(1,473)	—	—	—	1,425	253	(1,545)	(1,340)
—	(3,075)	(22)	6,619	(2,029)	(20,351)	(1,183)	12,235	105,493
—	—	—	7,810	—	(1,790)	(109)	1,505	7,416
—	(492)	(37)	(6,619)	(208)	—	—	(1,559)	(5,548)
—	10	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	(2,237)	—	—	(687)	(3,892)
—	—	(1,026)	—	—	—	—	—	(1,026)
—	—	989	—	—	—	—	—	989
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	303	—	(6,619)	2,029	—	—	—	—
—	59	—	—	—	—	—	(660)	(601)
—	—	—	—	—	—	—	17	(57)
—	(864)	—	—	—	—	—	(229)	(961)

—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361

445

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 AND 2016

Million of euros.

*	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance as of 31-12-16*	7,291	44,912	—	240	49,953
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance as of 01-01-17*	7,291	44,912	—	240	49,953
Total recognised income and expense	—	—	—	—	—
Other changes in equity	777	6,141	525	(24)	3,484
Issuance of ordinary shares	777	6,141	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(802)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(72)	—
Others increases or (-) decreases of the equity	—	—	—	48	—

Balance as of 31-12-17*	8,068	51,053	525	216	53,437

*	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2018.

446	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

						Non-Controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
—	—	—	6,619	—	(6,737)	(583)	1,588	887
—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
—	6	—	—	—	—	—	543	7,467
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	592	1,117
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(10)	(10)
—	—	—	—	(2,029)	—	—	(665)	(3,496)
—	—	(1,309)	—	—	—	—	—	(1,309)
—	26	1,294	—	—	—	—	—	1,320
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	251	—	(6,204)	1,667	—	—	—	—
—	—	—	—	—	—	—	(39)	(39)
—	—	—	—	—	—	—	24	(48)
—	(936)	—	—	—	—	—	(867)	(1,755)

—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

447

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 AND 2016

Million of euros

*	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance as of 31-12-15*	7,217	45,001	—	214	46,429
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance as of 01-01-16*	7,217	45,001	—	214	46,429
Total recognised income and expense	—	—	—	—	—
Other changes in equity	74	(89)	—	26	3,524
Issuance of ordinary shares	74	(89)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(722)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(79)	—
Others increases or (-) decreases of the equity	—	—	—	105	—

Balance as of 31-12-16*	7,291	44,912	—	240	49,953

*	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2018.

448	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

						Non-Controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
—	—	—	6,204	—	(677)	374	1,282	7,183
—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
—	15	—	—	—	—	—	534	534
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(22)	(22)
—	—	—	—	(1,667)	—	—	(800)	(3,189)
—	—	(1,380)	—	—	—	—	—	(1,380)
—	15	1,583	—	—	—	—	—	1,598
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	174	—	(5,966)	1,546	—	—	—	—
—	—	—	—	—	—	—	(197)	(197)
—	—	—	—	—	—	—	—	(79)
—	(484)	—	—	—	—	—	(123)	(502)

—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

449

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 AND 2016

Million of euros

*	Note	2018	2017**	2016**
A. CASH FLOWS FROM OPERATING ACTIVITIES		3,416	40,188	21,823
Profit for the year		9,315	8,207	7,486
Adjustments made to obtain the cash flows from operating activities		21,714	23,927	22,032
Depreciation and amortisation cost		2,425	2,593	2,364
Other adjustments		19,289	21,334	19,668
Net increase/(decrease) in operating assets		51,550	18,349	17,966
Financial assets held-for-trading		(31,656)	(18,114)	6,234
Non-trading financial assets mandatorily at fair value through profit or loss		5,795
Financial assets at fair value through profit or loss		16,275	3,085	(12,882)
Financial assets at fair value through other comprehensive income		(2,091)
Financial assets available-for-sale			2,494	(7,688)
Financial assets at amortised cost		61,345
Loans and receivables			32,379	27,938
Other operating assets		1,882	(1,495)	4,364
Net increase/(decrease) in operating liabilities		27,279	30,540	13,143
Financial liabilities held-for-trading		(36,315)	1,933	8,032
Financial liabilities designated at fair value through profit or loss		8,312	19,906	(13,450)
Financial liabilities at amortised cost		60,730	12,006	21,765
Other operating liabilities		(5,448)	(3,305)	(3,204)
Income tax recovered/(paid)		(3,342)	(4,137)	(2,872)
B. CASH FLOWS FROM INVESTING ACTIVITIES		3,148	(4,008)	(13,764)
Payments		12,936	10,134	18,204
Tangible assets	16	10,726	7,450	6,572
Intangible assets	18	1,469	1,538	1,768
Investments	13	11	8	48
Subsidiaries and other business units		730	838	474
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments			300	9,342
Other payments related to investing activities		—	—	—
Proceeds		16,084	6,126	4,440
Tangible assets	16	3,670	3,211	2,608
Intangible assets	18	—	—	—
Investments	13	2,327	883	459
Subsidiaries and other business units		431	263	94
Non-current assets held for sale and associated liabilities	12	9,656	1,382	1,147
Held-to-maturity investments			387	132
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(3,301)	4,206	(5,745)
Payments		7,573	7,783	9,744
Dividends	4	3,118	2,665	2,309
Subordinated liabilities	23	2,504	2,007	5,112
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,026	1,309	1,380
Other payments related to financing activities		925	1,802	943
Proceeds		4,272	11,989	3,999
Subordinated liabilities	23	3,283	2,994	2,395
Issuance of own equity instruments		—	7,072	—
Disposal of own equity instruments		989	1,331	1,604
Other proceeds related to financing activities		—	592	—
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(595)	(5,845)	(3,611)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,668	34,541	(1,297)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		110,995	76,454	77,751
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		113,663	110,995	76,454
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		10,370	8,583	8,413
Cash equivalents at central banks		89,005	87,430	54,637
Other financial assets		14,288	14,982	13,404
Less: Bank overdrafts refundable on demand		—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		113,663	110,995	76,454

In which: restricted cash		—	—	—

*	See further detail regarding the impacts of the entry into force of IFRS9 as of 1 January 2018 (Note 1.b).
**	Presented for comparison purposes only (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2018.

450	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Notes to the consolidated annual accounts

Translation of the consolidated annual accounts originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended 31 December 2018

1. Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information

a) Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

At 31 December 2018, the Group consisted of 719 subsidiaries of Banco Santander, S.A. In addition, other 170 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).

The Group’s consolidated financial statements for 2016 were approved by the shareholders at the Bank’s annual general meeting on 7 April 2017. The Group’s consolidated financial statements for 2017 were approved by the shareholders at the Bank’s annual general meeting on 23 March 2018. The 2018 consolidated financial statements of the Group, the financial statements of the Bank and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, the Bank’s board of directors considers that the aforementioned financial statements will be approved without any significant changes.

b) Basis of presentation of the consolidated annual accounts

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International

Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December on Public and Confidential Financial Reporting Rules and Formats, which was repealed on 1 January 2018 by the Circular 4/2017 issued by the Bank of Spain on 27 November 2017 and subsequent modifications.

The Group’s consolidated financial statements for 2018 were authorised by the Bank’s directors (at the board meeting on

26 February 2019) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2, accordingly, they present fairly the Group’s equity and financial position at 31 December 2018 and the consolidated results of its operations and the consolidated cash flows in 2018. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these statements.

Adoption of new standards and interpretations issued

The following modifications came into force and were adopted by the European Union in 2018:

•	IFRS9 Financial instruments

On 1 January 2018, IFRS9 Financial instruments entered into force. IFRS9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at 1 January 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS9 also significantly modifies other standards related to financial instruments such as IFRS7 “Financial instruments: disclosure”.

Additionally, IFRS9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management,

452	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS9. Entities have the option of continuing to apply IAS39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group applies IAS39 in hedge accounting.

For breakdowns of the notes, according to the regulations in force, the amendments relating to IFRS7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

The following breakdowns relate to the impact of the adoption of IFRS9 in the Group:

a) Classification and measurement of financial instruments

The following table shows a comparison between IAS39 as of 31 December 2017 and IFRS9 as of 1 January 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS9 regarding classification and measurement (without impairment), as well as its book value:

	IAS39		IFRS9
Balance	Portfolio	Book value (Million ofeuros)	Portfolio	Book value (Million of euros)
Equity instruments	Financial assets available for sale (including those that were valued at cost at December)	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
			Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96

Debt instruments	Financial assets available for sale	6,589	Financial assets at amortised cost	6,704

		203	Financial assets held for trading	203

	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199

	Investments held-to-maturity	13,491	Financial assets at amortised cost	13,491

			Non-trading financial assets mandatorily at fair value through profit or loss	611
Loans and advances	Loans and receivables	10,179	Financial assets at fair value through profit or loss	9,577
	Loans and receivables	1,069	Financial assets at fair value through	1,107
	Financial assets held for trading	43	other comprehensive income

	Financial assets at fair value through profit or loss	1,152	Financial assets at amortised cost	1,102

Derivatives	Derivatives – hedging accounting (liabilities)	10	Derivatives - financial liabilities held for trading	10

453

b) Reconciliation of impairment provisions from IAS39 to IFRS9

The following table shows a comparison between IAS39 as of 31 December 2017 and IFRS9 as of 1 January 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS9:

Million of euros
	IAS39 31/12/2017	Impairment impact	IFRS9 01-01-2018
Financial assets at amortised cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	—	2	2
Debt instruments	—	2	2

Commitments and guarantees granted	617	197	814

Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

c) Balance sheet reconciliation from IAS39 to IFRS9

The following table shows in detail the reconciliation the consolidated balance sheet under IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS9:

454	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

ASSETS (Million of euros)	IAS39 31/12/2017	Naming modifications*		Classification and measurement impact		Impairment impact	IFRS9 01-01-2018
Cash, cash balances at central banks and other deposits on demand	110,995	—		—		—	110,995
Financial assets held for trading	125,458	—		160		—	125,618
Derivatives	57,243	—		—		—	57,243
Equity instruments	21,353	—		—		—	21,353
Debt instruments	36,351	—		203		—	36,554
Loans and advances	10,511	—		(43)		—	10,468
Non-trading financial assets mandatorily at fair value through profit or loss		933		4,054	[c]	—	4,987
Equity instruments		933		1,651		—	2,584
Debt instruments		—		1,792		—	1,792
Loans and advances		—		611		—	611
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		—	42,075
Equity instruments	933	(933)		—		—
Debt instruments	3,485	—		(199)		—	3,286
Loans and advances	30,364	—		8,425	[a]	—	38,789
Financial assets at fair value through other comprehensive income		124,229		2,126		(2)	126,353
Equity instruments		2,636		533		—	3,169
Debt instruments		121,593		486		(2)	122,077
Loans and advances		—		1,107		—	1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		—
Equity instruments	4,790	(2,636)		(2,154	) [c]	—
Debt instruments	128,481	(121,593)		(6,888	) [b]	—
Financial assets at amortised cost		889,779	[a]	21,297		(1,982)[d]	909,094
Debt instruments		15,557	[b]	20,195	[b]	20	35,772
Loans and advances		874,222		1,102		(2,002)	873,322
Loans and receivables	903,013	(889,779	) [a]	(13,242)		8
Debt instruments	17,543	(15,557)		(1,994	) [c]	8
Loans and advances	885,470	(874,222)		(11,248	) [a] [c]	—
Investments held to maturity	13,491	—		(13,491	) [b]	—	—
Investments	6,184	—		—		(34)	6,150
Other assets**	117,111	—		6		680 [e]	117,797

TOTAL ASSETS	1,444,305	—		94		(1,330)	1,443,069

*	Due to the entry into force of Bank of Spain Circular 4/2017.
**

Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Assets under insurance or reinsurance contracts, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a.

The amount of the item Loans and receivables at 31 December 2017 is reclassified into Financial assets at amortised cost. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of EUR 8,600 million, which relate mainly to Brazil, which was designated at amortised cost; as a result of the initial implementation of IFRS9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b.

Instruments classified as Investments held to maturity at 31 December 2017 have been reclassified into Financial assets available-for-sale because of the initial implementation of IFRS9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at 31 December 2017 as Financial assets available-for-sale, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is oriented towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as Financial assets at amortised cost.

c.

The Group has reclassified in Non-trading financial assets mandatory at fair value through profit or loss those financial instruments which have not comply with the SPPI test (solely payments of principal and interest) classified at 31 December 2017 mainly in Loans and receivables and Financial assets available for sale, which relate mainly to the UK, Spain and Poland.

d.	It corresponds to the increase in provisions for impairment of the value of the assets included in the item Financial assets at amortised cos derived from the change in accounting policy.
e.	This corresponds with increase on provisions for the tax effect referred in section d.

455

LIABILITIES (Million of euros)	IAS39 31/12/2017	Naming modifications	Classification and measurement impact	Impairment impact	IFRS9 01-01-2018
Financial liabilities held for trading	107,624	—	10	—	107,634
Derivatives	57,892	—	10	—	57,902
Short positions	20,979	—	—	—	20,979
Deposits	28,753	—	—	—	28,753
Marketable debt securities	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	59,616	—	—	—	59,616
Deposits	55,971	—	—	—	55,971
Marketable debt securities	3,056	—	—	—	3,056
Other financial liabilities	589	—	—	—	589
Financial liabilities at amortised cost	1,126,069	—	—	—	1,126,069
Deposits	883,320	—	—	—	883,320
Marketable debt securities	214,910	—	—	—	214,910
Other financial liabilities	27,839	—	—	—	27,839
Hedging derivatives	8,044	—	(10)	—	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	—	—	—	330
Provisions	14,489	—	—	197	14,686
Contingent liabilities and commitments	617	—	—	197	814
Other provisions*	13,872	—	—	—	13,872
Other liabilities**	21,300	—	41	(3)	21,338

TOTAL LIABILITIES	1,337,472	—	41	194	1,337,707

*

Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies and Other provisions (including guarantees and other contingent liabilities).

**	Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non-current assets held for sale.

456	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

EQUITY (Million of euros)	IAS39 31/12/2017	Naming modifications*	Classification and measurement impact	Impairment impact	IFRS9 01-01-2018
Shareholders’ equity	116,265	—	91	(1,401)	114,955
Capital	8,068	—	—	—	8,068
Share premium	51,053	—	—	—	51,053
Equity instruments issued other than capital	525	—	—	—	525
Other equity	216	—	—	—	216
Accumulated retained earnings	53,437	—	—	—	53,437
Revaluation reserves	—	—	—	—	—
Other reserves	(1,602)	—	91	(1,401)	(2,912)
Own shares	(22)	—	—	—	(22)
Profit attributable to shareholders of the parent	6,619	—	—	—	6,619
Interim dividends	(2,029)	—	—	—	(2,029)
Other comprehensive income	(21,776)	—	(53)	—	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	—	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	—	—	—	(4,033)
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(1)	5	(5)	—	(1)
Other valuation adjustments	—	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		914	(141)	—	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		—	(6)	—	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	—	(18,562)
Hedge of net investment in foreign operations (effective portion)	(4,311)	—	—	—	(4,311)
Exchange differences	(15,430)	—	—	—	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	152	—	—	—	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		1,154	99	—	1,253
Hedging instruments (items not designated)		—	—	—	—
Financial assets available for sale	2,068	(2,068)	—	—
Debt instruments	1,154	(1,154)	—	—
Equity instruments	914	(914)	—	—
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(221)	(5)	—	—	(226)
Non controlling interests	12,344	—	15	(123)	12,236
Other comprehensive income	(1,436)	—	3	—	(1,433)
Other elements	13,780	—	12	(123)	13,669
EQUITY	106,833	—	53	(1,524)	105,362

TOTAL EQUITY AND LIABILITIES	1,444,305	—	94	(1,330)	1,443,069

*	Due to the entry into force of Bank of Spain Circular 4/2017.

457

The Group has chosen to apply a progressive 5-year transition period in accordance with Regulation (EU) 2017/2395 of the European Parliament and of the Council amending Regulation (EU) 575/2013 as regards transitional provisions to mitigate the impact of the introduction of IFRS9 on shareholders’ equity. If the transitional provision of IFRS 9 had not been applied, the total impact of the fully loaded CET1 ratio on 31 December 2018 would be -27 b.p.

•	IFRS15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after 1 January 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS18, Revenue; IAS11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS15, an entity recognises revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognise revenue when as the entity satisfies a performance obligation.

•	Clarifications to IFRS15 income coming from contracts with clients.

Given that IFRS15 does not apply to financial instruments and other contractual rights or obligations under the scope of IFRS9, no significant effects derived from the application of the aforementioned Accounting Standard and its clarifications in the Group’s consolidated financial statements.

•	Modification to IFRS4 “Insurance contracts” applying IFRS9 “Financial Instruments” (effective for annual reporting periods beginning on or after 1 January 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS9 until the year 2021. Entities that defer the application of IFRS9 will continue to apply the existing norm of Financial Instruments IAS39.

The deferral of the aforementioned accounting standard did not apply because of non-compliance with the conditions required for it.

•	Modification to the IFRS2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

•	Modification of IAS40 Transfers of investment properties; changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

•	Improvements to IFRS Cycle 2014-2016 - introduce minor amendments to IFRS1, referring to the elimination of short-term exemptions for entities adopting IFRS for the first time, and IAS28, related to the valuation of an investment in an associated or a joint venture at fair value. Minor amendments to IFRS12 regarding this cycle came into force for the years beginning on 1 January 2017.

•	Interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognise the profits associated to the income statement, it shall recognise both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS21 The effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognised in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognised, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognised in the income statement as a profit or loss.

The application of the aforementioned accounting standards did not have any material effects of the Group´s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to 31 December 2018 were in force:

•	IFRS16 Leases substitutes IAS17, IFRIC (International Financial Reporting Interpretation Committee) 4, SIC (Standard Interpretations Committee)-15 and SIC-27. It was adopted by the European Union on 31 October 2017 through the Regulation (EU) 2017/1986.

•

IFRS16 (effective for annual periods beginning on or after 1 January 2019, with an early adoption option that the Group has not applied) establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of reporting information that faithfully represents the lease transactions. IFRS16 provides a single

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accounting model for the lessee, whereby the lessee must recognise the assets by right of use and the corresponding lease liabilities of all the lease contracts, unless the lease term is 12 months or less or the underlying asset is of low value.

Transition

The criteria established by the Standard for the registration of the lease contracts will be applied in a retrospective modified way adjusting the opening balance on the first day of application (1st of January 2019). The Group, has decided to apply the practical solution allowed by the Standard of not evaluating in the first application of the contracts are or contain a lease (under the new definition), and therefore, the IFRS16 will only apply to those contracts that were previously identified as lease contracts.

The Group has estimated an impact due to the first standard adoption on the ordinary capital ratio (Common Equity Tier 1 – CET 1) fully loaded of -20 b.p. Likewise, it is estimated that assets with the right to use will be approximately recognised by an amount of EUR 6.7 thousand million.

The main causes of this impact are the requirements of registration of the asset with the right to use derived from all the lease contracts active during the first application. Thus, the impact being greater for the Groups leased properties.

The following are the main policies, estimates and criteria for the application of IFRS16 currently defined by the Group for its practical adoption:

•	Lease term: in general, the lease term of each contract will coincide with the initial term established. With regard to property contracts, in certain cases the possible consideration of exercising extension or early cancellation options has been evaluated, based mainly on market factors specific to each asset in each geography.

•	Discount rate: taking into account that the Group has opted to apply the modified standard retrospectively, the discount rate used in transition will be the lessee’s incremental borrowing rate at this date. For these purposes, the entity has calculated this incremental interest rate taking as a reference the quoted debt instruments issued by the Group. In this regard, the Group has estimated different interest rate curves based on the currency and economic environment in which the contracts are located.

•	Practical exemptions in transition: the Group has considered the practical solutions defined in paragraph C10 of the standard in the application of the modified retrospective method. This application was made on a contract-by-contract basis, and none of the exemptions were generally applied.

Strategy of implementation of the IFRS16 and governance

The Group established a global project and multidisciplinary with the objective of adapting its processes to the new Standard of accounting of the lease contracts, granting that said processes are adopted in a homogenous way in all the units of the Group, and at the same time, to the particularities of each unit.

Thus, the Group has worked since 2017 in the analysis and identification of the contracts affected by the Standard, as well as the definition of the main technical criteria that affects the accounting of the lease contracts.

With respect to the structure of the project´s governance, the Group has established a periodic meeting of the direction of the project, and a team in charge of granting the participation of the responsible teams and coordination with all the geographies.

Main steps and milestones of the project

In relation to the entry of this new Standard, the Group reported in the interim condensed financial statements as of 30 June 2018 the progress to that date of the implementation plan of the same.

The Group has prepared the accounting policy and a methodological framework that has been the benchmark for the development of the implementation carried out in the different local units. The internal regulation has been approved under the relevant corporate bodies before the entry into force of the Standard.

Likewise, the corporate development of the control model over the registration process of the lease contracts is complete, both in transition and once the Standard is applied. The proposed model includes a reference design of the controls to be employed in the new developments made for the implementation of the Standard.

•	IFRIC 23: The uncertainty over income tax treatment; - (mandatory for annual periods starting from January 1, 2019) it applies to the tax gain or loss determination, tax bases, effects of tax laws, taxes and interest rates, when there is uncertainty about taxes treatment according to IAS12.

•	Modification of IFRS9 Financial instruments - (mandatory for annual periods starting from January 1, 2019) a clarification has been published on the treatment of certain prepayment options in relation to the evaluation of contractual flows of principal and interest of financial instruments.

•	Modification of IAS28 Investments in associates and joint ventures - (mandatory for annual periods starting from January 1, 2019). The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS9 Financial instruments before applying the loss allocation and impairment requirements in IAS28 Investments in associates and joint ventures.

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Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after 31 December 2018 had not yet been adopted by the European Union:

•	IFRS17 Insurance contracts; it is a new integrated accounting standard for insurance contracts, which includes recognition, measurement, presentation and disclosure.

•	Modification of IFRS Cycle 2015 - 2017- introduces minor amendments to IFRS3, IFRS11, IAS12 and IAS23.

•	Modification of IAS19 Benefits to employees – amendments, reductions and agreements on defined benefit plans are introduced.

•	Modification of IFRS conceptual framework: The IFRS Framework, which sets out the fundamental concepts of financial reporting, is amended. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting. It will apply from 1 January 2020.

•	Modification of IFRS3 Business combinations - amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.

The amendments are mainly due to: clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.

•	Modification of IAS1 and IAS8 - A new definition of material is incorporated. The amendments clarify the accounting treatment for sales or the contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS3, Business combination).

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2018 were applied in their preparation.

c) Use of critical estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 25);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22);

•	The recoverability of deferred tax assets (see Note 27); and

•	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see Note 3).

Although these estimates were made on the basis of the best information available at 2018 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.

d) Information relating to 2017 and 2016

In July 2014, the IASB published IFRS9, which was adopted with the subsequent amendments by the Group on 1 January 2018. As permitted by the regulation itself, the Group has chosen not to reclassify the comparative financial statements without having re-classified under these criteria the information relating to the years ended 31 December 2017 and 2016 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of 31 December 2017 under IAS39 and the corresponding balances as of 1 January 2018 under IFRS9 where the effect of the first application of the rule is broken down.

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Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS9, on 6 December 2017, Circular 4/2017, of 27 November, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as of 1 January 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS9. Information corresponding to the years ended 31 December 2017 and 2016, has not been restated under this Circular.

On 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on 1 January 2018.

The information in Note 4 relating to the ordinary shares outstanding of 2016 period has been recasted, in order to be presented in a comparative manner due to the capital increase described in Note 31.a.

Therefore, the information for the years 2017 and 2016 contained in these notes to the consolidated financial statements is presented with the information relating to 2018 for comparative purposes only, except as mentioned above in relation to the application of IFRS9, the application of the new requirements of IFRS7 (see note 1.b) and the non-recast of the aforementioned two years balances due to Argentina’s hyperinflation effect (see note 1.h).

Additionally, the impact of the acquisition of Banco Popular Español, S.A.U. (See Note 3) is not reflected in the comparative of the figures, mainly in the balance sheet, corresponding to the year 2016.

In order to interpret the changes in the balances with respect to 31 December 2018, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2018, based on the exchange rates at the end of 2018: Mexican peso (5.20%), US dollar (4.74%), Brazilian real (-10.60%), Argentine peso (-47.50%), sterling pound (-0.82%), Chilean peso (-7.26%), and Polish zloty (-2.89%); as well as the evolution of the comparable average exchange rates: Mexican peso (-6.16%), US dollar (-4.46%), Brazilian real (-16.30%), Argentine peso (-40.43%), sterling pound (-0.96%), Chilean peso (-3.32%) and Polish zloty (-0.10%).

e) Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit- are generated, analysed and reported to the relevant governing bodies on a regular basis.

Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group; at the same time the Group assesses, also in the various scenarios, whether it meets the regulatory capital ratio requirements.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which the Group is subject.

On 26 June 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015 and Bank of Spain Circular 2/2016, was completed the adaptation to the Spanish law.

The CRR came into force immediately, establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They

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affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially deferred tax assets calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The review of the existing capital regulatory framework (CRR/ CRD IV) by European governing bodies is being finalised. The new framework (CRR II/CRDV), which is expected to be approved at the beginning of 2019, incorporates different Basel standards such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk, the SA-CCR for the calculation of the EAD for counterparty risk or the interest rate risk in the Banking Book (IRRBB). It also introduces modifications related to the treatment of central counterparties, MDA, Pillar 2, leverage ratio and Pillar 3 among others.

The most relevant initiative is the implementation of the TLAC Term Sheet established at international level by the FSB (Financial Stability Board) within the European capital framework, called MREL (Minimum requirement of Eligible Liabilities) in such a way that systemic entities will have to comply with the requirements of MREL in Pillar 1. Within this package of modifications, the modification of the Resolution Directive (BRRD) is also included, replacing it with the BRRD II where MREL requirements are established for Pillar 2 for all resolution entities, whether systemic or not, where the resolution authority will decide on a case-by-case basis the requirements.

The Single Resolution Board’s MREL policy for 2017 was based on a step-by-step approach to achieve the MREL target level within several years, and non-compliance could result in the consideration that the entity cannot be resolved. In relation to the subordination requirement, the Single Resolution Board considered that entities of global systemic importance (G-SIIs) have to meet, as a minimum, a level of subordination equal to 13.5% of the RWA plus the combined buffer requirement.

In 2018 the SRB has set target requirements for MREL at a consolidated level based on the 2017 policy. These objectives are established for each resolution group, either in MPE (Multiple Point of Entry) strategies as in the case of the Group, or in SPE (Single Point of Entry) strategies.

At 31 December 2018 the Group met the minimum capital requirements established by current legislation (See Note 54).

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

The Group continues adopting, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adoption of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2018 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

The Group has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States.

During 2018, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and specialised financing (Slotting) in Chile, mortgages and most revolving portfolio of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorised to use its internal model for market risk for its treasury trading activities in the UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, the Group uses the standardised approach provided for the CRR. On 2018 the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level in Banco Santander México, S.A., Institucion de Banca Múltiple, Grupo Financiero Santander México, in addition to the approval obtained in 2016 in Brazil.

f) Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g) Events after the reporting period

On 6 February the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (EUR 1,052,000,000) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the 5-year Mid-Swap Rate.

h) Other information

Argentina

The economic situation in Argentina in recent years, which led to the signing of an agreement with the International Monetary Fund for the granting of a loan of USD 57,000 million, has had an impact

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on the country’s main economic indicators, especially inflation data, which at the end of the year amounts to 47.64%, being accumulated inflation in the last three years 147%. In this sense, the Group has reviewed the macroeconomic indicators that affect Argentina’s economy and from this review has concluded the need to apply to these consolidated financial statements the accounting standard IAS29 for hyperinflationary economies to its activity in Argentina. This fact has meant:

•	Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year to reflect the changes in purchasing power of the currency caused by inflation, according to the official indexes published by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas (FCPCE)”. These indices result from combining the National Consumer Price Index with the internal wholesale price index.

•	The cumulative impact corresponding to previous years has been reflected in the equity at the beginning of 2018.

•	All components of the financial statements of the Argentine companies have been translated at the closing exchange rate, which at 31 December, 2018 was 43.12 Argentine peso.

•	The different components of the consolidated income statement and consolidated statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and a reconciling item in the statement of cash flows, respectively.

•	At 1 January 2018, an amount of EUR 1,716 million corresponding to the exchange losses in 2017 and prior years has been reclassified in the total statement of changes in equity from Other comprehensive income—Exchange differences to Other reserves. At this date, a credit to Other reserves was registered for EUR 131 million due to the non-monetary assets revaluation. Also, EUR -398 million were recognised under Other reserves during 2018, including EUR 104 million due to non-monetary assets revaluation.

The comparative figures for 2017 and 2016 have not been modified, in accordance with IAS21.

The impact on results, both by the adjustment of the figures in the consolidated income statement at the year-end exchange rate, and by the adjustment of the financial loss corresponding to the impact of the inflation of the year on the net monetary assets, as well as the effect on the CET1, is immaterial for the Group.

UK Referendum

On June 23, 2016, the UK held a referendum (the UK European Union Referendum) on its membership of the European Union, in which a majority voted for the UK to leave the European Union. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the UK’s exit from, and future relationship with, the European Union and the basis of the UK’s future trading relationship with the rest of the world.

On March 29, 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the European Union. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the European Union. Unless extended, the UK’s European Union membership will cease after this two year period. There is a possibility that the UK’s European Union membership ends at such time without reaching any agreement on the terms of its relationship with the European Union going forward. Currently this agreement is pending to be ratified by the parliament of the United Kingdom.

The outcome of Brexit remains unclear, however, a UK exit from the European Union with a no-deal continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects. While the longer term effects of the UK’s imminent departure from the European Union are difficult to predict, there is short term political and economic uncertainty.

Santander UK is subject to substantial European Union-derived regulation and oversight. Although legislation has now been passed transferring the European Union acquis into UK law, there remains significant uncertainty regarding the respective legal and regulatory environments, in which Santander UK and its subsidiaries will operate when the UK is no longer a member of the European Union, and the basis on which cross-border financial business will take place after the UK leaves the European Union.

Operationally, Santander UK and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the European Union. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on the operating results, profitability and business of the Group.

The aforementioned political events in the UK, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which Santander UK operates and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects. The Group, with the best estimate at the date of approval of these consolidated financial statements, has considered such circumstances in its evaluation of the different items affected in the consolidated financial statements, mainly in the recoverability of the cash generating unit that underpins Santander UK goodwill.

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2. Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

i. Presentation currency

The Bank’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.

ii. Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union (“EMU”) countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•	Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

•	The balances arising from non-hedging forward foreign currency/ foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences (See note 29).

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in Other comprehensive income–Items that may be reclassified to profit or loss - Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates (See note 29), until the related item is derecognised, at which time they are recognised in profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity - Other comprehensive income–Items not reclassified to profit or loss - Actuarial gains or (-) losses on defined benefit pension plans (See note 29).

iv. Entities located in hyperinflationary economies

Exchange differences arising on the translation to the Group´s presentation currency of financial statements denominated in functional currencies other than euro of countries with high

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inflation rates are recorded in the consolidated statement of changes in total equity - Other reserves.

At 31 December 2018 the economic situation in Argentina which led to the review by the Group of the macroeconomic indicators that affect Argentina’s economy and from this review the Group has concluded the need to apply to these annual financial statements the accounting standard IAS29 for hyperinflationary economies to its activity in Argentina (See note 1.h).

v. Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.

The following tables show the sensitivity of the consolidated income statement and consolidated equity to changes in exchange positions arising from investments in Group companies with currencies other than the euro and their results, due to percentage changes of 1% in the various foreign currencies in which the Group maintains significant balances.

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

Million of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2018	2017	2016	2018	2017	2016
US dollar	(162.3)	(157.9)	(187.1)	(4.1)	(1.4)	(4.5)
Chilean peso	(22.9)	(29.0)	(27.9)	(5.1)	(1.8)	(4.2)
Pound sterling	(171.2)	(176.6)	(184.9)	(4.5)	(3.1)	(10.0)
Mexican peso	(18.3)	(16.0)	(16.2)	(1.7)	(1.2)	(5.4)
Brazilian real	(85.6)	(93.1)	(122.3)	(5.6)	(6.5)	(6.3)
Polish zloty	(36.2)	(34.5)	(31.5)	(4.2)	(1.5)	(3.3)
Argentine peso	(7.8)	(7.4)	(9.0)	(0.6)	(3.5)	(3.3)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

Million of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2018	2017	2016	2018	2017	2016
US dollar	165.6	161.1	190.8	4.2	1.5	4.5
Chilean peso	23.4	29.6	28.4	5.2	1.8	4.3
Pound sterling	174.7	180.2	188.7	4.6	3.2	10.2
Mexican peso	18.6	16.3	16.5	1.8	1.2	5.5
Brazilian real	87.4	95.0	124.7	5.7	6.6	6.5
Polish zloty	36.9	35.2	32.1	4.2	1.5	3.3
Argentine peso	8.0	7.6	9.2	0.6	3.6	3.3

The foregoing data were obtained as follows:

a)

Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b)

Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at 31 December 2018, 2017 and 2016.

b) Basis of consolidation

i. Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (See Note 17). Negative differences are recognised in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (See Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

At 31 December 2018 the Group controlled the following company in which it held an ownership interest of less than 50% of the share capital, Luri 1, S.A. apart from structured consolidated entities. The percentage ownership interest in the aforementioned company is 36% (See Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company´s corporate purpose for the entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of this company on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii. Interests in joint ventures

Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.

The Appendices contain significant information on the joint ventures.

iii. Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. It is presumed that the Bank exercises significant influence if it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group.

There are also certain investments in associates where the Group owns less than 20% of the voting rights, as it is determined that it has the capacity to exercise significant influence over them. The impact of these companies is immaterial in the Group’s consolidated financial statements.

The Appendices contain significant information on the associates.

iv. Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

•	Percentage of ownership held by the Group; 20% is established as the general threshold.

•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.

•	Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

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•	Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

These structured entities also include the securitisation special purpose vehicles (“SPV”), which are consolidated in the case of the SPVs over which, being exposed to variable yield, it is considered that the Group continues to exercise control.

The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v. Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity or a business are recognised for accounting purposes as follows:

•	The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.

•	The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets identified in the business combination which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•	Any positive difference between the aforementioned items is recognised as discussed in Note 2.m. Any negative difference is recognised under negative goodwill recognised in the consolidated income statement.

Goodwill is only calculated and recognised once, when control of a business or an entity is obtained.

vi. Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in Other Comprehensive income of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

vii. Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in the last three years.

c) Definitions and classification of financial instruments

i. Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would

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convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

Capital perpetual preference shares (“CPPSs”), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the Bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and joint ventures (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at central banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.

The Group’s business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:

•	How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
•	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.

•	How business managers are remunerated.

•	The frequency and volume of sales in previous years, as well as expectations of future sales.

The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. Contractual cash flows that are only principal and interest payments on the outstanding principal amount meet this requirement.

Depending on these factors, the asset can be measured at amortised cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss. IFRS9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. The Group uses the following criteria for the classification of financial debt instruments:

•	Amortised cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual flows represent substantially a “basic financing agreement”.

•	Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

•	Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. In this section it can be enclosed the portfolios classified under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets at fair value through profit or loss”.

Equity instruments will be classified at fair value under IFRS9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other

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comprehensive income (irrevocably) in the initial moment. The Group has generally apllied this option to the equity instruments classified as “Available-for-sale” at 31 December 2017 under IAS39. In general, the Group has aplied this option in the case of equity instruments classified under “Available for Sale” at 31 December 2017 under IAS39.

Until 31 December 2017, the Group applied IAS39, under which the following three categories existed that are not applicable under IFRS9 (See note 1.b):

•	Financial assets available-for-sale: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Financial assets designated at fair value through profit or loss.

•	Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

•	Investments held-to-maturity: this category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.

•	Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

•	Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
•	Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.

•	Customers: includes the remaining credit, including money market transactions through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

•	Derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

IAS39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognised through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

Financial liabilities are included for measurement purposes in one of the following categories:

•	Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging

469

instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•	Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

•	Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•	Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments . This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.

•	Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.

•	Customer: includes the remaining deposits, including money market transactions through central counterparties.

•	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.

•	Derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

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participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2018 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be assets.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments and contracts related with these instruments are measured at fair value. However, in certain circumstances the Group estimates cost value as a suitable estimate of the fair value. This can happen if the recent event available information is not enough to measure the fair value or if there is a broad range of possible measures and the cost value represents the best estimates of fair value within this range.

The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values, at the end of 2018, 2017 and 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

471

Million of euros
	2018*			2017			2016
	Published price quotations in active markets (Level 1)	Internal models (Level 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Level 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Level 2 and 3)	Total
Financial assets held for trading	37,108	55,771	92,879	58,215	67,243	125,458	64,259	83,928	148,187
Non-trading financial assets mandatorily at fair value through profit or loss	1,835	8,895	10,730
Financial assets designated at fair value through profit or loss	3,102	54,358	57,460	3,823	30,959	34,782	3,220	28,389	31,609
Financial assets at fair value through other comprehensive income	103,590	17,501	121,091
Financial assets available-for-sale**				113,258	18,802	132,060	89,563	25,862	115,425
Hedging derivatives (assets)	—	8,607	8,607	—	8,537	8,537	216	10,161	10,377
Financial liabilities held for trading	16,104	54,239	70,343	21,828	85,796	107,624	20,906	87,859	108,765
Financial liabilities designated at fair value through profit or loss	987	67,071	68,058	769	58,847	59,616	—	40,263	40,263
Hedging derivatives (liabilities)	5	6,358	6,363	8	8,036	8,044	9	8,147	8,156
Liabilities under insurance contracts	—	765	765	—	1,117	1,117	—	652	652

*	See further detail regarding the impacts of the entry into force of IFRS9 as of 1 January 2018 (Note 1.b).
**

In addition to the financial instruments measured at fair value shown in the foregoing table, at 31 December 2017 and 2016, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,211 million and EUR 1,349 million, respectively (see Note 51.c).

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

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Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as of-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

473

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	Loss Given Default: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at 31 December 2018 amounted to EUR 351 million (8.8% compared to 31 December 2017) and DVA amounted to EUR 261 million (18.9% compared to 31 December 2017). The variations are due to the fact that credit spreads for the most liquid maturities have been increased in percentages over 30%.

In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of 31 December 2018, 2017 and 2016.

As a result of the first application of IFRS9, the exposure at 1 January 2018, in level 3 financial instruments, has increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs (see note 1.b).

In addition, the Group has reclassified in 2018 to level 3 the market value of certain transactions of bonds, long-term repos and derivatives for an approximate amount of EUR 1,300 million, the reason for this classification has been mainly due to lack of liquidity in certain significant inputs in the fair value of the aforementioned financial instruments.

In addition, during 2016 the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it started to receive prices of interest rate derivatives with the option of a clear type of discount for EUR and USD and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type EUR and USD and derivatives on Stock baskets had become measurable and considered observable parameters, and therefore, these products were reclassified from Level 3 to Level 2.

During 2018, 2017 and 2016 the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

•	In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

•	In the equity markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.

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•	For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.

•	Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

•	The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

•	The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

475

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 December 2018, 2017 and 2016:

Million of euros
	Fair values calculated using internal models at 31/12/18**
*	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	140,659	4,473
Financial assets held for trading	55,033	738
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers***	205	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	314	153	Present value method	Yield curves, HPI, FX market prices
Derivatives	54,514	585
Swaps	44,423	185	Present value method, Gaussian Copula****	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	617	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,778	149	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	—	—	Present value method	Yield curves, FX market prices
Index and securities options	1,118	198	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,578	51	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,586	21
Swaps	7,704	21	Present value method	FX market prices, Yield curves, Basis
Interest rate options	20	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	862	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	7,492	1,403
Equity instruments	985	462	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	5,085	481	Present value method	Interest rates curves
Loans and receivables***	1,422	460	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	53,482	876
Central banks	9,226	—	Present value method	Interest rates curves, FX market prices
Credit institutions	22,897	201	Present value method	Interest rates curves, FX market prices
Customers	21,355	560	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments	4	115	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	16,066	1,435
Equity instruments	455	581	Present value method	Market price, Interest rates
				curves, Dividends and Others
Debt instruments	14,699	165	Present value method	Interest rates curves, FX market prices
Loans and receivables	912	689	Present value method	Interest rates curves, FX market prices and Credit curves
Financial assets available for sale
Debt instruments

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report	annual accounts	annual accounts	Appendix

Million of euros
	Fair values calculated using internal models at 31/12/18**
*	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	127,991	442
Financial liabilities held for trading	53,950	289
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	Present value method	Yield curves, FX market prices
Derivatives	53,950	289
Swaps	43,489	111	Present value method, Gaussian Copula****	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	610	7	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,411	26	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,233	143	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	7	—	Black’s Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,200	2	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	—	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,352	6
Swaps	5,868	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	158	—	Black’s Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	326	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	66,924	147	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	765	—

477

Million of euros
	Fair values calculated using internal models at 31/12/17**		Fair values calculated using internal models at 31/12/16**
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	124,178	1,363	146,991	1,349
Financial assets held for trading	66,806	437	83,587	341
Credit institutions	1,696	—	3,220	—	Present value method
Customers***	8,815	—	9,504	—	Present value method
Debt and equity instruments	335	32	798	40	Present value method
Derivatives	55,960	405	70,065	301
Swaps	44,766	189	53,499	55	Present value method, Gaussian Copula****
Exchange rate options	463	5	524	2	Black-Scholes Model
Interest rate options	4,747	162	5,349	173	Black’s Model, Heath- Jarrow- Morton Model
Interest rate futures	2	—	1,447	—	Present value method
Index and securities options	1,257	5	1,725	26	Black-Scholes Model
Other	4,725	44	7,521	45	Present value method, Monte Carlo simulation and others
Hedging derivatives	8,519	18	10,134	27
Swaps	7,896	18	9,737	27	Present value method
Interest rate options	13	—	13	—	Black’s Model
Other	610	—	384	—	N/A
Financial assets designated at fair value through profit or loss	30,677	282	28,064	325
Credit institutions	9,889	—	10,069	—	Present value method
Customers*****	20,403	72	17,521	74	Present value method
Debt and equity instruments	385	210	474	251	Present value method
Financial assets available-for-sale	18,176	626	25,206	656
Debt and equity instruments	18,176	626	25,206	656	Present value method

486	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Million of euros
	Fair values calculated using internal models at 31/12/17**		Fair values calculated using internal models at 31/12/16**
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES:	153,600	196	136,835	86
Financial liabilities held for trading	85,614	182	87,790	69
Central banks	282	—	1,351	—	Present value method
Credit institutions	292	—	44	—	Present value method
Customers	28,179	—	9,996	—	Present value method
Derivatives	56,860	182	73,481	69
Swaps	45,041	100	57,103	1	Present value method, Gaussian Copula****
Exchange rate options	497	9	413	—	Black-Scholes Model
Interest rate options	5,402	19	6,485	21	Black’s Model, Heath- Jarrow- Morton Model
Index and securities options	1,527	41	1,672	46	Black-Scholes Model
Interest rate and equity futures	1	—	1,443	—	Método del valor presente
Other	4,392	13	6,365	1	Present value method, Monte Carlo simulation and others
Short positions	1	—	2,918	—	Present value method
Hedging derivatives	8,029	7	8,138	9
Swaps	7,573	7	6,676	9	Present value method
Interest rate options	287	—	10	—	Black’s Model
Other	169	—	1,452	—	N/A
Financial liabilities designated at fair value through profit or loss	58,840	7	40,255	8	Present value method
Liabilities under insurance contracts	1,117	—	652	—	See Note 15

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (See Note 1.b)
**	Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
***	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
****

Includes credit risk derivatives with a net fair value of EUR 0 million at 31 December 2018 (31 December 2017 and 2016: net fair value of EUR 0 million and EUR -1 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

*****

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

479

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

•	Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.

•	Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•	Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.

•	Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.

•	HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net amount recognised in profit and loss in 2018 arising from models whose significant inputs are unobservable market data (Level 3) amounted to EUR 10 million profit (EUR 116 million loss in 2017 and EUR 60 million profit in 2016).

The table below shows the effect, at 31 December 2018 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

480	2018 Auditors’ report and consolidated annual accounts

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Portfolio/Instrument*					Impacts (Million of euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Trading derivatives	Present value method	Curves on TAB indices**	[a]	[a]	(0.3)	0.3
		Long-term rates MXN	[a]	[a]	—	—
	Present value method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(24.0)	20.7
		HPI spot rate	n/a	783***	(7.8)	7.8
	Interest Rate Curves, FX Market Prices	CPR	n/a	n/a	(163.2)	(84.4)
		Long-term FX volatility	11%-17%	14.75%	(34.4)	5.0
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present value method, others	Contingencies for litigation	0%-100%	29%	(23.8)	9.7
	Present value method, others	Late payment and prepayment rate capital cost long-term profit growth rate	[a]	[a]	(6.6)	6.6
	Present value method, others	Interest Rate Curves, FX Market Prices and Credit Curves	[a]	[a]	1.8	(1.8)
	Local Volatility	Long term volatility	n/a	34.0%	244.9	(313.8)
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(6.2)	5.0
Debt instruments and equity instruments		HPI spot rate	n/a	783***	(11.2)	11.2
	TD Black	Spain volatility	n/a	4.7%	2.2	(11.5)
	Modelo Asset Swap & CDS	Model - Interest Rate Curves and Credit	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
Financial liabilities held for trading
Trading derivatives	Present value method, modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.6%	(5.4)	5.8
		HPI spot rate	n/a	722***	(4.9)	4.8
		Curves on TAB indices**	[a]	[a]	—	—
	Discounted flows denominated in different currencies	Long-term rates MXN	Bid Offer Spread IRS TIIE 2bp - 6bp X-CCY USD/ MXN 3bp - 10bp	IRS TIIE 3bp X-CCY MXN/ USD 4bp	(1.2)	1.2
Hedging derivatives (liabilities)	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%	65%	n/a	n/a
	Advanced multi- factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01****	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—	—	[b]	[b]

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**

TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

***	There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.
****

Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

a.

The exercise was performed for the unobservable inputs described in the column “Main unobservable inputs” under probable scenarios. The weighted average range and value used is not shown because this exercise has been carried out jointly for different inputs or variants of them (for example, the TAB input are vector-term curves, for which there are also nominal and indexed curves to inflation), it is not possible to break down the result in an isolated manner by type of input. In the case of the TAB curve, the result is reported before movements of +/- 100 bp for the joint sensitivity of this index in CLP (Chilean peso) and UF. The same applies for interest rates in MXN (Mexican peso).

b.

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

481

Lastly, the changes in the financial instruments classified as Level 3 in 2018, 2017 and 2016 were as follows:

	01-01-2018*	Changes							31/12/2018
Million of euros	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/ Amortization	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in profit or loss	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	437	85	(26)	(34)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(6)	(34)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	—	(18)	—	171	(16)	585
Swaps	189	—	(8)	—	4	—	4	(4)	185
Exchange rate options	5	—	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	—	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	—	(35)	—	195	(7)	198
Other	44	22	(8)	—	31	—	(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	—	3	—	—	—	21
Swaps	18	—	—	—	3	—	—	—	21
Financial assets at fair value through profit or loss	—	105	—	—	19	—	699	53	876
Credit entities	—	—	—	—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(30)	(5)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	—	20	—	—	(59)	460
Debt instruments	518	—	(7)	—	(29)	—	1	(2)	481
Equity instruments	382	10	(1)	(5)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	—	(269)	147	(93)	1,435

TOTAL ASSETS	3,546	418	(294)	(39)	18	(269)	1,189	(96)	4,473

Financial liabilities held for trading	182	41	(95)	—	9	—	161	(9)	289
Trading derivatives	182	41	(95)	—	9	—	161	(9)	289
Swaps	100	—	(7)	—	(7)	—	28	(3)	111
Exchange rate options	9	—	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	—	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	—	25	—	128	(5)	143
Others	13	—	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	—	(1)	—	—	—	6
Swaps	7	—	—	—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	—	147

TOTAL LIABILITIES	196	181	(95)	—	8	—	161	(9)	442

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

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	2016	Changes								2017
Million of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issuances	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	341	45	(21)	—	—	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	—	—	(1)	—	—	—	32
Derivatives	301	45	(14)	—	—	(128)	—	200	1	405
Swaps	55	1	(6)	—	—	(59)	—	200	(2)	189
Exchange rate options	2	5	—	—	—	(2)	—	—	—	5
Interest rate options	173	—	—	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	—	—	(18)	—	—	(2)	5
Other	45	39	(7)	—	—	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	—	—	(7)	—	—	—	18
Swaps	27	—	(2)	—	—	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	—	—	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	—	—	3	—	—	(3)	72
Debt instruments	237	—	(7)	—	—	(21)	—	—	(10)	199
Equity instruments	14	—	—	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(239)	—	(5)	—	59	(6)	160	626

TOTAL ASSETS	1,349	46	(271)	—	(5)	(156)	59	194	147	1,363

Financial liabilities held for trading	69	33	(3)	—	—	(38)	—	126	(5)	182
Derivatives	69	33	(3)	—	—	(38)	—	126	(5)	182
Swaps	1	—	—	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	—	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	—	—	(2)	41
Other	1	12	—	—	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7

TOTAL LIABILITIES	86	33	(3)	—	—	(40)	—	126	(6)	196

483

	2015	Changes								2016
Million of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issuances	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656

TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349

Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8

TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

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iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

•	Financial assets at fair value with changes in other comprehensive income are recorded temporarily, in the case of debt instruments in other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income, while in the case of equity instruments are recorded in other comprehensive income - Elements that will not be reclassified to line item - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income. Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under Exchange Differences, net of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income.

•	Items charged or credited to Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income and Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

•	Unrealised gains on Financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.

Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.

There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.

In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

485

b.

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.

In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.

d.

The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income—Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.

If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.

If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.

An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.

If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.

b.

If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

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f) Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2018, 2017 and 2016:

	31 December 2018
	Million of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	107,055	(42,509)	64,546
Reverse repurchase agreements	79,114	(4,031)	75,083

Total	186,169	(46,540)	139,629

	31 December 2017
	Million of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	103,740	(37,960)	65,780
Reverse repurchase agreements	56,701	(7,145)	49,556

Total	160,441	(45,105)	115,336

	31 December 2016
	Million of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946

Total	180,838	(47,472)	133,366

	31 December 2018
	Million of euros
Liabilities	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	104,213	(42,509)	61,704
Reverse repurchase agreements	82,201	(4,031)	78,170

Total	186,414	(46,540)	139,874

	31 December 2017
	Million of euros
Liabilities	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	103,896	(37,960)	65,936
Reverse repurchase agreements	110,953	(7,145)	103,808

Total	214,849	(45,105)	169,744

	31 December 2016
	Million of euros
Liabilities	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	127,784	(45,259)	82,525
Reverse repurchase agreements	82,543	(2,213)	80,330

Total	210,327	(47,472)	162,855

487

Also, at 31 December 2018 the Group has offset other items amounting to EUR 1,445 million (31 December 2017 and 2016: EUR 1,645 million and EUR 1,742 million, respectively).

At 31 December 2018 the balance sheet shows the amounts EUR 128,637 million (2017: EUR 97,017 million and 2016: EUR 110,445 million) on derivatives and repos as assets and EUR 130,969 million (2017: EUR 153,566 million and 2016: EUR 137,097 million) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g) Impairment of financial assets

i. Definition

The Group associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognised impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of purchased or originated credit-impaired assets, the Group only recognizes at the reporting date the changes in the expected credit losses during the life of the asset since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.

As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:

•	12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as “normal risk” as defined in the following sections.
•	Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as “normal risk under watchlist” or “doubtful risk”.

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:

i.	Buildings and building elements, distinguishing among:

•	Houses;

•	Offices, stores and multi-purpose premises;

•	Rest of buildings such as non-multi-purpose premises and hotels.

ii.	Urban and developable ordered land.

iii.

Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)	Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)

Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)

Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.

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ii. Financial instruments presentation

For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:

•	Normal Risk (“Stage 1”): includes all instruments that do not meet the requirements to be classified in the rest of the categories.

•	Normal risk under watchlist (“Stage 2”): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, have experienced significant increases in credit risk since initial recognition.

In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in Stage 2, the Group considers the following criteria:

Quantitative criteria	Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all units.

Qualitative criteria	In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals (see Note 54.c) are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (e.g. use of management alerts, etc.).

The use of these qualitative criteria is complemented with the use of an expert judgement, under the corresponding governance.

In the case of forbearances, instruments classified as “normal risk under watchlist” may be generally reclassified to “normal risk” in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.

•	Doubtful Risk (“Stage 3”): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in Stage 3. Within this category, two situations are differentiated:

•	Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 days past due for principal, interest or expenses contractually agreed. This category also includes all loan balances for a client which overdue amount more than 90 days past due is greater than 20% of the loan receivable balance.

These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in Stage 3 do not remain and the client does not have balances more than 90 days past due in other loans.

•	Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 days past due.

The Group considers that a financial instrument to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the financial instrument. To this end, the following indicators, among others, are considered:

a)	Negative net equity or decrease because of losses of the client’s net equity by at least 50% during the last financial year.

b)	Continued losses or significant decrease in revenue or, in general, in the client’s recurring cash flows.

c)	Generalised delay in payments or insufficient cash flows to service debts.

d)	Significantly inadequate economic or financial structure or inability to obtain additional financing by the client.

e)	Existence of an internal or external credit rating showing that the client is in default.

f)	Existence of overdue customer commitments with a significant amount to public institutions or employees.

These financial instruments may be reclassified to other categories if, as a result of an individualised study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances with more than 90 days past due.

In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of ‘normal risk under watchlist’ when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balance with more than 90 days past due.

•	Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.

In any case, except in the case of financial instruments with collateral covering more than 10% of the balance of the loan, the Group considers as a general rule the following as a remote recovery: the loans of clients who are in the liquidation phase

489

of bankruptcy proceedings, doubtful balances due to non-performing loans older than four years in this category and doubtful balances due to non-performing loans whose portion not covered by collateral has been maintained with 100% credit risk coverage for more than two years.

A financial asset amount is maintained in the balance sheet until they are considered as a “default risk”, either all or a part of it, and the write-off is registered against the balance sheet.

In the case of operations that have only been partially derecognised, for forgiveness reasons or because part of the total balance is considered unrecoverable, the remaining amount shall be fully classified in the category of “doubtful risk”, except where duly justified.

The classification of a financial asset, or part of it, as a ‘default risk’ does not involve the disruption of negotiations and legal proceedings to recover the amount.

iii. Impairment valuation assessment

The Group has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country. These policies, methods and procedures are applied in the concession, study and documentation of financial assets, commitments and guarantees, as well as in the identification of their impairment and in the calculation of the amounts needed to cover their credit risk.

The asset impairment model in IFRS9 applies to financial assets measured at amortised cost, debt instruments at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.

•	Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.

Therefore, this classification mostly includes wholesale banking customers - Corporations, specialised financing - as well as some of the largest companies – Chartered and real estate developers - from retail banking.

The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset.

•	Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking subject to a standardised risk management.

For the purposes of the collective assessment of expected credit losses, the Group has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors’ capacity to pay are considered.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor’s sector of activity, geographical area of activity, type of guarantee, aging of past due balanes and any other factor relevant to estimating the future cash flows.

The Group performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three to five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), housing price, unemployment rate, etc.).

For the estimation of the parameters used in the estimation of impairment provisions (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default)), the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS9.

•	Exposure at default: is the amount of estimated risk incurred at the time of the counterparty’s analysis.

•	Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.

•	Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.

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The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS9, which considers that a “default” exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 days with respect to any significant credit obligation.

In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).

IFRS9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group does not apply these practical solutions in a generalised manner:

•	Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

•	Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.

This information is provided in more detail in Note 54.c (Credit risk).

h) Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i) Non-current assets and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be Non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2018 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Krata, S.A. y Valtenic, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.

At 31 December 2018 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 471 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.

The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.

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The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

In the case of real estate assets foreclosed in Spain, which represent 86.5% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:

•	Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on automated valuations obtained by comparison of peers distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

•	Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

•	Market Value Model according to the Statistical Evolution of Lands Values (Methodology used in the valuation of lands). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

In addition, in relation to the previously mentioned valuations, less costs to sell, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j) Assets under insurance or reinsurance contracts and liabilities under insurance or reinsurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic actuarial models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

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At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

•	Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•	The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (See Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)

Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)

Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)

Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•	Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•	Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k) Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i. Property, plant and equipment for own use

Property, plant and equipment for own use – including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

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The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii. Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

In order to evaluate the possible impairment the Group determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since significant unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

iii. Assets leased out under an operating lease

Property, plant and equipment - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l) Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

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ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (See Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

The present value calculated applying IAS17 as of 31 December 2018 of the future payments committed by the Group for existing non-cancellable operating lease agreements amounts to EUR 8,699 million, of which EUR 739 million is payable within one year, EUR 2,472 million between one and five years and EUR 5,488 million in more than five years.

iii. Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i. Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•	If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

•	If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•	The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill (only recognised when it has been acquired by consideration) represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

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Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortisation charge is recognised under Depreciation and amortisation cost in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (See Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n) Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•	Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

•	Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o) Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p) Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

•	Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

•	Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (See Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

•	Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees

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the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

q) Court proceedings and/or claims in process

At the end of 2018 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

r) Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•	The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

•	The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.

s) Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

t) Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

•	Those relating to services provided in a single act are recognised when the single act is carried out.

iii. Non-finance income and expenses

They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

iv. Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.

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u) Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognised under Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet (See Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions or reversal of provisions, net, in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

v) Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and commission income in the consolidated income statement.

Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.

w) Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Staff costs in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (See Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Staff costs in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•	They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

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Post-employment benefits are recognised as follows:

•	Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under Staff costs.

•	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under Provisions or reversal of provisions.

•	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.

•	Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:

•	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

x) Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions, net, in the consolidated income statement (see Note 25).

y) Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z) Income tax

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

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The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

aa) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

ab) Consolidated statement of recognised income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognised in Other comprehensive income under items that will not be reclassified to profit or loss.

c.	The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.

d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

e.

Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the parent company and the amount relating to non-controlling interests.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

ac) Statement of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.

Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.

c.

Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

ad) Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash, cash balances at central banks and other deposits on demand in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

During 2018 the Group received interest amounting to EUR 50,685 million and paid interest amounting to EUR 19,927 million.

•	Also, dividends received and paid by the Group are detailed in Notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3.Santander Group

a) Banco Santander, S.A. and international Group structure

The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

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At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b) Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Sale of the 49% stake in Wizink

Once the relevant regulatory authorizations had been obtained, on 6 November 2018 the operations related to the agreement reached with entities managed by Värde Partners, Inc (“Varde) and with WiZink Bank, S.A. (“WiZink”) communicated by the Group on 26 March 2018 by virtue of which:

i. Banco Santander, S.A. sold its 49% stake in WiZink to Varde for EUR 1,043 million, with no significant impact on the Group’s results and,

ii. Banco Santander, S.A. and Banco Santander Totta, S.A. acquired the business of credit and debit cards marketed by Grupo Banco Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016. As a result of this transaction, the Group paid a total of EUR 681 million, receiving net assets worth EUR 306 million (mainly customer loans worth EUR 315 million), with the business combination generating a goodwill of EUR 375 million, which will be managed by the businesses in Spain.

With these transactions, the Group resumed Grupo Banco Popular’s debit and credit card business, which improves the commercial strategy and facilitates Grupo Banco Popular’s integration process.

ii. Acquisition of the retail banking and private banking business of Deutsche Bank Polska S.A.

On 14 December 2017 the Group announced that its subsidiary Santander Bank Polska S.A. (previously Bank Zachodni WBK S.A.)

together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail and private banking business of Deutsche Bank Polska S.A., excluding the foreign currency mortgage portfolio and the CIB (Corporate & Investment Banking) business, and including the asset management company DB Securities, S.A. (Poland).

In November 2018, once the regulatory authorisations had been received and approved by the general shareholders’ meetings of Santander Bank Polska S.A. and Deutsche Bank Polska S.A., the acquisition of EUR 298 million in cash and newly issued shares of Santander Bank Polska S.A. subscribed in full by Deutsche Bank, A.G. was closed. As a result of this transaction, the Group has acquired net assets worth EUR 365 million, mainly loans and deposits to customers and credit institutions amounting to EUR 4,304 million and EUR 4,025 million, respectively, and negative value adjustments amounting to 82 million euros (mainly under line “Loans”).

The difference between the fair value of the net assets acquired and the transaction value resulted in a gain of EUR 67 million which was recognised under “Negative Goodwill Recognised in Income” in the Group’s consolidated income statement.

iii. Acquisition of Banco Popular Español, S.A.U.

On 7 June 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A.U. (merged with Banco Santander, see Note 3.b)v) as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of 15 May 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution:

•	All the shares of Banco Popular outstanding at the closing of market on 7 June 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

•	All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

The transaction was approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated.

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In accordance with IFRS3, the Group measured the identifiable assets acquired and liabilities assumed at fair value. The detail of this fair value of the identifiable assets acquired and liabilities assumed at the business combination date was as follows:

As of 7 June 2017	Million of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables*	82,057
Investments	1,815
Intangible assets*	133
Tax assets*	3,945
Non-current assets held for sale*	6,531
Other assets	6,259
Total assets	124,546
Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions***	1,816
Other liabilities	4,850
Total liabilities**	124,794
Net assets	(248)
Purchase consideration	—

Goodwill	248

*	The main fair value adjustments were the following:

•	Loans and receivables: in the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million, considering, among others, the sale process carried out by the Bank.

•	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of EUR 3,806 million, approximately.

•	Intangible assets: includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets - goodwill”.

•	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

**

After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

***

As a result of the resolution of Banco Popular, it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular of which EUR 535 million have been applied to the fidelity action.

The Group during 2018, closed their assessment exercise of the assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

iv. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on 8 August 2017, the Group announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular’s real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (31 March 2017 or 30 April 2017).

The agreements were entered following the European Commission’s unconditional authorization of the acquisition of Banco Popular Español, S.A.U. by Banco Santander, S.A. for the purposes of competition law.

The transaction closed on 22 March 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A. maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The value attributed to the contributed assets is approximately 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the “Investments in joint ventures and associates - entities” section, without significant impact in the Group´s income statement.

v. Merger by absorption of Banco Santander, S.A. with Banco Popular Español, S.A.U.

On 23 April 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.

On 28 September 2018 the merger certificate of Banco Popular Español, S.A.U. by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. has acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that have been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. with Banco Popular Español, S.A.U. that was also approved on 23 April 2018 by the respective board of directors. This transaction has no impact on the Group’s income statement.

vi. Agreement with Aegeon Group as partner for several insurance services

On 3 July 2018, the Group announced that it had reached an agreement with the Aegon Group, pursuant to which it will be the partner in Spain for the life-insurance business and several branches of general insurance. Given such agreement, and the perimeter under which it will be materialised, are subject to various conditions including the termination of the current

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alliance between Banco Popular and its current partner, it is not possible to estimate when these transactions will be closed. These transactions are not expected to have a significant impact on the Group’s income statement.

vii. Agreement with Santander Asset Management

a) Acquisition 50% SAM Investment Holdings Limited

On 16 November 2016, after the agreement with Unicredit Group on 27 July 2016 to integrate Santander Asset Management, and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander acquired 50% of SAM Investment Holdings Limited., at 22 December 2017.

The Group disbursed a total amount of EUR 545 million and assumed financing of EUR 439 million, with the business combination generating a goodwill of EUR 1,173 million and EUR 320 million of “intangible assets—contracts and relationships with customers” identified in the purchase price allocation, without other value adjustments to net assets of the business. Likewise, the market valuation of the previous participation held did not have an impact on the Group’s income statement.

Considering that the main activity of the business is asset management, the main part of its activity are recorded off balance sheet. The main net assets acquired, in addition to the aforementioned intangible assets, were net deposits in credit institutions (EUR 181 million) and net tax assets (EUR 176 million). Given their nature, the fair value of these assets and liabilities do not differ from the book value recorded.

The Group has closed its assessment exercise of assets acquired and liabilities assumed at fair value during the year 2018 without modification with respect to what was recorded at the end of 2017.

b) Sale participation Allfunds Bank, S.A.

As part of the transaction, which consists in the acquisition of 50% of SAM Investment Holdings Limited, that was not owned by the Group, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds Bank”), including a possible sale or a public offering. On 7 March 2017, the Bank announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

On 21 November 2017 the Group announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank’s capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, resulting in gains net of tax of EUR 297 million, which were recognised as “Gains or losses on disposal of non-financial assets and investments, net”, within the statement of profit or loss.

viii. Purchase of the shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

On 2 July 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.

On 15 November 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, the Group completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of USD 942 million (EUR 800 million), which have caused a decrease of EUR 492 million in the non-controlling interests balance and another reduction to reserves of EUR 307 million.

ix. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the transaction of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on 2 and 3 February 2015 the Group acquired 50% of Société Financière de Banque – SOFIB ( actually PSA Banque France) and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

On 1 May 2015, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On 3 August the Group acquired a full ownership interest in PSA Gestão—Comércio E Aluguer de Veiculos, S.A. (actually Santander Consumer Services,S.A. and a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On 1 October, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, the agreement obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to EUR 464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA (actually Distribuidora de Títulos e Valores Mobiliários S.A.) where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed EUR 79 million to the Group’s profit. Had the business combination taken place on 1 January 2016, the profit contributed to the Group in 2016 would have been approximately EUR 118 million.

x. Metrovacesa agreement - Merlin

On 21 June 2016, Banco Santander hereby reached an agreement with Merlin Properties, SOCIMI, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial SOCIMI, S.A. (before, Testa Residencial, S.L.) The other assets of

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Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

On 15 September 2016, the general meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. took place and the transaction was approved.

Subsequently, on 20 October 2016, the deed of total division of Metrovacesa, S.A. was granted in favour of the mentioned companies, and such deed was filed in the Commercial Register on 26 October 2016.

As a result of the integration, Santander Group has increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential, SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the consolidated Group’s balance of this division have been; decrease of EUR 3,800 million in real estate investment (see Note 16), decrease of EUR 621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of EUR: 1,168 and 307 million, respectively. (See Note 13.a).

c) Off-shore entities

According to current Spanish regulation, Santander has entities in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. These four jurisdictions comply with OECD standards in terms of transparency and exchange of information for tax purposes. Santander have 4 subsidiaries and 4 operative branches in off-shore territories: these are governed by the tax regimes of those territories. Santander also has 4 subsidiaries in off-shore territories, of which 3 are tax resident in the UK and 1 tax resident in Spain, to whose tax regimes they are subjected. The Group has no presence in any of the 5 territories included in the European Union’s current blacklist according to the last update of November 2018, neither in non-cooperative territories for tax purposes as defined by the OECD in July 2017.

I) Subsidiaries in off-shore territories.

At the reporting date, the Group has 4 subsidiaries resident in off-shore territories, two in Jersey, Whitewick Limited (inactive company) and Abbey National International Limited, and one in the Isle of Man, ALIL Services Limited. These subsidiaries contributed a profit of approximately EUR 0.2 million to the Group’s consolidated profit in 2018. In addition, during 2018, a new company domiciled in Jersey was created, named Santander International Limited, subsidiary of Santander UK Group Holdings plc, in order to make possible the separation of business imposed by the banking reform in the United Kingdom (“Ring-fence”) that came into force on January 1, 2019, although this company will be liquidated in the near future.

II) Off-shore branches.

Also, the Group has 4 operative off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, consolidate their balance sheets and income statements and are taxed with, their respective foreign headquarters (Cayman Islands) or in the territories where they are located (Jersey and Isle of Man). Additionally, as a result of complying with the Ring-Fence regulation in the UK mentioned in the previous point, there is another branch in Jersey of Santander UK plc, which is currently not operative and will be closed in early 2019.

The aforementioned entities have a total of 144 employees as of December 2018.

III) Subsidiaries in off-shore territories that are tax resident in the UK and Spain.

As indicated, the Group also has 4 subsidiaries constituted in offshore territories that are not considered to be off-shore entities, since 3 of them are tax residents in the UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2019). Also, since April 2018, the fourth subsidiary has ceased to be a resident for tax purposes in the UK to become a tax resident in Spain.

IV) Other off-shore investments.

The Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey, entity whose liquidation or sale is expected to be carried out soon.

V) OECD.

The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2017. In this sense it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes.

VI) The European Union.

On 5 December, 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period. Throughout 2018, the European Commission has updated these lists.

Currently the EU blacklist is composed of 5 jurisdictions in which the Group has no presence. These jurisdictions have not committed, or have not done it sufficiently, to comply with a series of measures in relation to fiscal transparency, corporate tax, or the respect of the principles of the OECD to avoid the erosion of the tax bases and the transfer of benefits (better known by the English term anti-BEPS).

504	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

On the contrary there are 63 jurisdictions in the gray list that have committed, in a way considered sufficient, to correct their legal frameworks to align them with international standards and whose implementation will be monitored by the EU. Among others, this list includes the 4 jurisdictions in which the Group has presence and are off-shore territories in accordance with current Spanish legislation (Jersey, Guernsey, Isle of Man and Cayman Islands). Additionally, Hong Kong, Bahamas, Switzerland, Uruguay and Panama are included in the gray list, although according to the current Spanish legislation are not off-shore territories and, as disclosed before, have committed to modify their legislation, as for example implementing the Common Reporting Standards (CRS), developed by the OECD, as an automatic information exchange system between jurisdictions.

The Group has 2 subsidiaries and 1 branch located in Hong Kong, 6 subsidiaries (1 of them in liquidation and 1 tax resident in the USA) and 2 branches in Bahamas (1 of them in process of closure), 6 subsidiaries in Switzerland, 12 subsidiaries in Uruguay (6 of which are in liquidation) and 1 subsidiary in Panama with reduced activity that has already received authorization from the Superintendency of Banks of Panama for its voluntary liquidation.

At present, Spain has in force Double Taxation Agreements with exchange of information clause with Hong Kong, Switzerland, Uruguay and Panama, as well as Tax Information Exchange Agreement with Bahamas.

VII) Impact of forthcoming changes to Spain’s tax law.

On October 23, 2018, the Spanish Government published the Draft Law on measures to prevent and fight against tax fraud, which expands the concept of tax haven, including not only the countries and territories that were already considered as such, but also other tax regimes that are determined as harmful in a regulatory manner. In addition, new criteria are regulated for inclusion in the list of tax havens. As long as the list of countries and territories and harmful tax regimes that are considered tax havens are not determined by regulation, the former list of tax havens established in Royal Decree 1080/1991, of 5th July, will continue in force.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational, tax and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of these off-shore units.

The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2018 and 2017.

4. Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share

a) Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2018 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Million of euros
First and third interim dividends and final dividend	3,160
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	132

3,292

Of which:
Approved at 31 December 2018*	2,237

Final dividend	1,055

To voluntary reserves	9

Net profit for the year	3,301

*	Recognised under Shareholders’ equity – Interim dividends.

In addition to the EUR 3,292 million indicated above, EUR 432 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on 23 March 2018, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2018 profit in cash or new shares.

A remuneration of EUR 0.23 per share, charged to the 2018 annual period, will be proposed by the board of directors to the shareholders at the annual general meeting.

b) Earnings per share from continuing and discontinued operations

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity—See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

505

Accordingly:

	2018	2017	2016
Profit attributable to the parent (million of euros)	7,810	6,619	6,204
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)	(334)
	7,250	6,224	5,870
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224	5,870
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789	14,656,359,963
Adjusted number of shares	16,150,090,739	15,394,458,789	14,656,35963
Basic earnings per share (euros)	0.449	0.404	0.401
Basic earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Basic earnings per share from continuing operations (euros)	0.449	0.404	0.401

ii. Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2018	2017	2016
Profit attributable to the parent (million of euros)	7,810	6,619	6,204
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)	(334)
	7,250	6,224	5,870
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (million of euros)	—	—	—
Profit from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224	5,870
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789	14,656,359,963
Dilutive effect of options/rights on shares	42,873,078	50,962,887	45,754,981
Adjusted number of shares	16,192,963,817	15,445,421,676	14,702,114,944
Diluted earnings per share (euros)	0.448	0.403	0.399
Diluted earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Diluted earnings per share from continuing operations (euros)	0.448	0.403	0.399

The capital increase in 2017 (See Note 31.a) had an impact on the basic and diluted earnings per share of the previous years due to the alteration in the number of shares outstanding. Due to this fact, the information relating to the 2016 period has been recasted according to the applicable legislation.

5. Remuneration and other benefits paid to the Bank’s directors and senior managers

The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2018 and 2017:

506	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

a) Remuneration of Directors

i. Bylaw-stipulated emoluments

The annual General Meeting held on 22 March, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting for the years 2018 and 2017, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2018 amounted to EUR 4.6 million (EUR 4.7 million in 2017).

Annual emolument

The amounts received individually by the directors in 2018 and 2017 based on the positions held by them on the board and their membership of the Board committees were as follows:

Euros
	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Members of the responsible banking, sustainability and culture committe	15,000	—
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	—
Lead director*	110,000	110,000
Non-executive deputy chairman	30,000	30,000

*

Mr. Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees

corresponding	to him.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings - excluding, as aforementioned, executive committee meetings - were as follows:

Meeting attendance fees

Euros
	2018	2017
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

ii. Salaries

The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.

•	The remaining 60% is deferred over five years, as the case may be, in five portions provided that the conditions of permanence of the Group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second portion (payment in 2020 and 2021) is not subject to the long-term objectives.

•	The accrual of the third, fourth, and fifth portion (payment in 2022, 2023 and 2024), is linked to certain objectives related to the period 2018-2020 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be paid of the deferred amount in these three annuities, being the maximum amount determined at the end of the 2018 when the total variable remuneration is approved.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as each deferred payment, whether subject or not to long-term, goals will be settled 50% in cash and the remaining 50% in Santander shares.

507

iii. Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2018 and 2017 is provided below:

Thousand of euros
	2018																	2017
	Bylaw-stipulated emoluments
	Annual emolument
									Short-term and deferred (not subject to long-term goals) salaries of executive directors
										Variable – immediate payment		Deferred variable
	Board[6]	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance oversight committee	Responsible banking, sustainability and culture committee	Attendance fees and commissions	Fixed	In cash	In shares	In cash	In shares	Total	Pension contribution	Other remuneration[7]	Total	Total
Ms. Ana Botín— Sanz de Sautuola y O’Shea	90	170	—	—	—	—	8	39	3,176	1,480	1,480	888	888	7,912	1,234	1,030	10,483	10,582
Mr. José Antonio Álvarez Álvarez	90	170	—	—	—	—	—	34	2,541	989	989	593	593	5,705	1,050	1,596	8,645	8,893
Mr. Rodrigo Echenique Gordillo	90	170	—	—	—	—	—	33	1,800	785	785	471	471	4,312	—	225	4,830	4,281
Mr. Guillermo de la Dehesa Romero	120	170	—	25	25	20	—	81	—	—	—	—	—	—	—	—	441	473
Mr. Bruce Carnegie-Brown	383	170	—	25	25	40	—	89	—	—	—	—	—	—	—	—	732	731
Mr. Ignacio Benjumea Cabeza de Vaca	90	170	—	13	25	40	8	86	—	—	—	—	—	—	—	81	513	550
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea[1]	90	—	—	—	—	—	—	31	—	—	—	—	—	—	—	—	121	124
Ms. Sol Daurella Comadrán	90	—	—	25	25	—	8	67	—	—	—	—	—	—	—	—	215	207
Mr. Carlos Fernández González	90	—	40	25	25	—	—	86	—	—	—	—	—	—	—	—	266	285
Ms. Esther Giménez-Salinas i Colomer	90	—	—	—	—	40	8	58	—	—	—	—	—	—	—	—	196	162
Ms. Belén Romana García	160	85	40	—	—	40	8	81	—	—	—	—	—	—	—	—	414	297
Mr. Juan Miguel Villar Mir	90	—	—	—	—	—	—	18	—	—	—	—	—	—	—	—	108	170
Ms. Homaira Akbari	90	—	40	—	—	—	8	61	—	—	—	—	—	—	—	—	199	159
Mr. Ramiro Mato García Ansorena[2]	115	170	40	—	—	40	8	77	—	—	—	—	—	—	—	—	450	36
Mr. Alvaro Cardoso de Souza[3]	85	—	—	—	—	27	5	31	—	—	—	—	—	—	—	—	148	—
Mr. Matías Rodríguez Inciarte[4]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,266
Ms. Isabel Tocino Biscarolasaga[5]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	418

Total 2018	1,763	1,275	160	113	125	247	61	872	7,517	3,254	3,254	1,952	1,952	17,929	2,284	2,932	27,761

Total 2017	1,675	1,345	160	125	123	280	—	973	7,568	3,698	3,698	2,219	2,219	19,402	5,164	2,387		31,634

1.	All the amounts received were repaid to the Fundación Marcelino Botín.
2.	Director since 28 November 2017
3.	Director since 23 March 2018
4.

Ceased to be a member of the Board on 28 November, 2017. This table shows the remuneration information until his ceased as a member of the board. The remuneration information for his performance as executive vice president since 28 November 2017 is included in the corresponding section.

5.	Ceased to be a member of the board on 28 November, 2017.
6.	Includes committee chairmanship and other roles emoluments.
7.

Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors as well as a fixed supplement approved as part of the benefit systems transformation of the Executive Directors Ms. Ana Botín and Mr. José Antonio Álvarez.

508	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Following is the detail, by executive director, of the linked to multiannual objectives salaries at their fair value, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47.

Thousand of euros
	2018			2017
	Variable subject to Long-term objectives[2]
	In cash	In shares	Total	Total[2]
Ms. Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	1,726
Mr. José Antonio Álvarez Álvarez	623	623	1,246	1,154
Mr. Rodrigo Echenique Gordillo	495	495	990	900
Mr. Matías Rodríguez Inciarte[1]	—	—	—	880

Total	2,050	2,050	4,100	4,660

1.	Ceased to be a member of the board on 28 November, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.
2.

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2022, 2023 and 2024, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established.

The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60%—80%. It has been considered that the fair value is 70% of the maximum (see Note 47).

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2018 and 2017 variable remuneration plans.

b) Remuneration of the Board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2018 and 2017 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2017.

c) Post-employment and other long-term benefits

The executive directors other than Mr. Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012, the contracts of the executive directors (and the other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement1. In the event of pre-retirement and up until the retirement date, Ms. Ana Botín and Mr. José Antonio Álvarez have the right to receive an annual allotment.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system2.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement). No contributions will be made with respect to executive directors or senior executives who exercised the option to receive their pension rights as capital prior to the transformation of the defined benefits pension commitments into the current defined forecast contribution system as set out in footnote 2 below.

Mr. Rodrigo Echenique’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr. Echenique was entitled prior to his appointment as executive director.

1.

As provided in the contracts of the executive directors prior to 2012, Mr. Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

2.

In the case of Mr. Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

509

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law.

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, these contributions are subject to malus clauses and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms. Ana Botín and Mr. José Antonio Álvarez. This benefit gave the widow/widower and any children under the age of 25 in the event of death, or the director in case of disability, the right to a pension supplemental to the pension they would have been entitled to receive from social security up to an annual maximum amount equal to their respective pensionable bases, as indicated above in connection with pre-retirement (in Mr. Álvarez’s case, referring to his fixed remuneration as chief executive officer), with certain deductions.

As per the director’s remuneration policy approved at the 23 March 2018 general shareholder’s meeting, in 2018 the system has been changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.

•	Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.

•	No increase in total costs for the Bank.

The changes to the system in 2018 are the following:

•	Fixed and variable pension contributions have been reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration have been increased in the corresponding amount with no increase in total costs for the Bank.

•	The death and disability supplementary benefits have been eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date

•	The total amount insured for life and accident insurance has been increased.

The provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

Thousand of euros
	2018	2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr. José Antonio Álvarez Álvarez	1,050	2,456

	2,284	5,163

Following is a detail of the balances relating to each of the executive directors under the welfare system at 31 December 2018 and 2017:

Thousand of euros
	2018	2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea[1]	46,093	45,798
Mr. José Antonio Álvarez Álvarez	16,630	16,151
Mr. Rodrigo Echenique Gordillo[2]	13,614	13,957
Mr. Matías Rodríguez Inciarte[3]	—	—

	76,337	75,906

1.	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.
2.

Executive director since 16 January, 2015 Mr. Rodrigo Echenique Gordillo doesn´t participate in the pension system and the right to the bank to make contributions in its favour in this regard. The amount at 31 December, 2018 and 2017, corresponds to him prior to his appointment as executive director in January 2015.

3.	Ceased to be a member of the Board on 28 November, 2017, retained their pension rights as of 31 December, 2017 amounted to EUR 48,750 thousand.

The payments made during 2018 to the members of the Board entitled to post-employment benefits amount to EUR 0.9 million (EUR 0.9 million in 2017).

510	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

d) Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

Insured capital
Thousand of euros
	2018	2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea	22,710	7,500
Mr. José Antonio Álvarez Álvarez	19,694	6,000
Mr. Rodrigo Echenique Gordillo	5,400	4,500
Mr. Matías Rodríguez Inciarte[1]	—	—

	47,804	18,000

1.	Ceased to be member of the board on 28 November, 2017. The insured capital at 31 December, 2017 amounted to EUR 5,131 thousand.

The insured capital has changed for in 2018 as Ms. Ana Botín and Mr. José Antonio Alvarez as part of the pension transformation set out in Note 5.c) above, that has encompassed the elimination of the supplementary benefits and the increase of the life insurance annuities.

During years 2018 and 2017, the Group has disbursed a total amount of EUR 10.1 and 10.5 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of certain types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2018 and 2017, there were no obligations in this connection to other directors.

e) Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2018 and 2017 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2018 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2018 and 2017 where the conditions for the receipt thereof had been met (see Note 47):

i) Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the Board of Directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related Annual General Meetings.

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will based on the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s Executive Directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated for the executive directors and other senior managers in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on 18 March, 2016.

511

ii) Performance shares plans (ILP)

The annual general meeting held on 27 March 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount are conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (31 December 2018). The maximum benchmark LTI in number of shares for executive directors was set by the board at the end of 2015.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established taking into account the performance of the following indicators: (1) ranking of Santander’s earning per share growth for the 2015-2017 period compared to a peer group of 17 credit institutions; (2) ROTE in 2017; (3) number of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017; (4) number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017; (5) retail loyal clients at 31 December 2017; and (6) SME and corporate loyal clients at 31 December 2017. The overall compliance of the plan was assessed by the Board at the 65.67%.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved maximum LTI amount[1]	Ratio	Final number of shares
Ms. Ana Botín-Sanz de Sautuola y O’Shea	187,070	65.67%	122,849
Mr. José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr. Rodrigo Echenique Gordillo	93,540	65.67%	61,428

Total	406,899		267,204

1.	91.50% of the maximum established benchmark approved at the AGM on 27 March 2015.

With regards to the ILP of 2014 (see Note 47), in both 2017 and 2018, the position achieved in the Total Return for the Shareholders has not been such that determines the accrual of the second and third thirds. Therefore, the plan has expired.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan, the deferred multiyear objectives variable remuneration plan. The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2018 has been approved by the Board of Directors and implemented through the third cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries, was authorized by the annual General Meeting of Shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (instalments in 2020 and 2021) is not subject to the fulfilment of long-term objectives.

•	The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2018-2020 and the metrics and scales associated with those objectives. These objectives are:

•	the growth of consolidated earnings per share in 2020 compared to 2017;

•	the relative performance of the Bank’s total shareholder return (RTA) in the period 2018-2020 in relation to the weighted RTAs of a reference group of 17 credit institutions;

•	compliance with the fully loaded ordinary level 1 capital objective for the year 2020;

Compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2018 when the total variable remuneration is approved.

Both the immediate (short-term) and each of the deferred (long-term and conditioned) portions are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)	Significant failures in risk management committed by the entity, or by a business unit or risk control.

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(ii)	The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.

(iii)	Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.

(iv)

Irregular conduct, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bonus is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of 1 January, 2017, 31 December, 2017 and 2018, as well as the gross shares that were delivered to them in 2017 and 2018, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee that the corresponding one-fifth (one third until 2014) of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2013, 2014 and 2015 and of the deferred conditional and linked to multiannual objectives 2018, 2017 and 2016.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with preferential subscription rights of the Bank that took place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, EUR 0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

513

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1, 2017	Shares delivered in 2017 (immediate payment 2016 variable remuneration)	Shares delivered in 2017 (deferred payment 2014 variable remuneration)	Shares delivered in 2017 (deferred payment 2013 variable remuneration)	Shares delivered in 2017 (deferred payment 2012 variable remuneration)	Shares arising from the capital increase of July 2017
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	33,120				(33,120)
Mr. José Antonio Álvarez Álvarez[2]	19,561				(19,561)
Mr. Matías Rodríguez Inciarte	34,547				(34,547)

	87,228				(87,228)

2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	121,630			(60,814)		905
Mr. José Antonio Álvarez Álvarez[2]	52,484			(26,242)		390
Mr. Matías Rodríguez Inciarte[3]	92,725			(46,363)		690

	266,839			(133,419)		1,985

2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	317,300		(63,460)			3,777
Mr. José Antonio Álvarez Álvarez[2]	210,914		(42,183)			2,511
Mr. Rodrigo Echenique Gordillo	156,233		(31,247)			1,860
Mr. Matías Rodríguez Inciarte	216,671		(43,334)			2,579

	901,118		(180,224)			10,727

2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	592,043	(236,817)				5,286
Mr. José Antonio Álvarez Álvarez[2]	399,607	(159,843)				3,568
Mr. Rodrigo Echenique Gordillo	295,972	(118,389)				2,643
Mr. Matías Rodríguez Inciarte	352,455	(140,982)				3,147

	1,640,077	(656,031)				14,644

2017 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea
Mr. José Antonio Álvarez Álvarez[2]
Mr. Rodrigo Echenique Gordillo
Mr. Matías Rodríguez Inciarte[3]

2018 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea
Mr. José Antonio Álvarez Álvarez[2]
Mr. Rodrigo Echenique Gordillo

1.

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.

2.	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
3.

Ceased to be a member of the Board on 28 November, 2017. The shares corresponding to his variable remuneration between 28 November 28, 2017 and 2 January, 2018 as executive vice president are included in Note 5.g.

4.

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 106,113 shares arising from his participation in the corresponding plans during his term as executive vice president.

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Variable remuneration 2017 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2017	Shares delivered in 2018 (immediate payment 2016 variable remuneration)	Shares delivered in 2018 (deferred payment 2015 variable remuneration)	Shares delivered in 2018 (deferred payment 2014 variable remuneration)	Shares delivered in 2018 (deferred payment 2013 variable remuneration)	Variable remuneration 2018 (maximum number of shares to be delivered)[1]	Maximum number of shares to be delivered at December 31, 2018[4]

	61,721				(61,721)
	26,632				(26,632)
	47,052				(47,052)

	135,405				(135,405)

	257,617			(64,404)			193,213
	171,242			(42,811)			128,431
	126,846			(31,712)			95,134
	175,916			(43,979)			131,937

	731,621			(182,906)			548,715

	360,512		(72,102)				288,410
	243,332		(48,667)				194,665
	180,226		(36,046)				144,180
	214,620		(42,924)				171,696

	998,690		(199,739)				798,951

574,375	574,375	(229,750)					344,625
384,118	384,118	(153,647)					230,471
299,346	299,346	(119,738)					179,608
292,771	292,771	(117,108)					175,662

1,550,610	1,550,610	(620,243)					930,366

						860,865	860,865
						575,268	575,268
						456,840	456,840

						1,892,973	1,892,973

515

Also, the table below show the cash delivered in 2018 and 2017, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee that one-third relating to each plan had accrued:

Thousand of euros
	2018		2017
	Cash paid (immediate payment 2017 variable remuneration)	Cash paid (deferred payments from 2016, 2015 and 2014 variable remuneration)	Cash paid (immediate payment 2016 variable remuneration)	Cash paid (one- third of deferred payment 2015, 2014 and 2013 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,370	947	1,205	825
Mr. José Antonio Álvarez Álvarez[1]	916	574	814	461
Mr. Rodrigo Echenique Gordillo	714	305	603	124
Mr. Matías Rodríguez Inciarte[2]	—	—	718	690

	3,000	1,826	3,339	2,099

1.	Includes paid cash corresponding to his participation in the corresponding plans during the time as executive vice president.
2.

Ceased to be a member of the Board on 28 November 2017. The cash paid corresponding to his variable remuneration between 28 November 2017 and 2 January 2018 as executive vice president is included in Note 5.g.

v) Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to January 1, 2017 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2018 and 2017 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered[1]
	2018	2017
Deferred conditional variable remuneration plan (2014)	—	101,537
Deferred conditional variable remuneration plan (2015)	50,604	67,472
Plan performance shares (ILP 2015)	33,785	51,447

Deferred conditional variable remuneration plan (2016)	—	—

Number of shares delivered
	2018	2017
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	100,049
Deferred conditional variable remuneration plan (2015)	16,868	16,621

Deferred conditional variable remuneration plan (2016)	—	—

1.

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 3,233 shares. At year-end 2018, the overall compliance of the 2015 LTI Plan was assessed by the Board at the 65.67%.

In addition, EUR 685 thousand and EUR 1,224 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2018 and 2017.

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f) Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

Thousand of euros
	2018			2017
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	18	—	18	10	—	10
Mr. José Antonio Álvarez Álvarez	8	—	8	9	—	9
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
Mr. Matías Rodríguez Inciarte[1]	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	29	—	29	22	—	22
Mr. Javier Botín-Sanz de Sautuola y O’Shea	15	—	15	17	—	17
Ms. Sol Daurella Comadran	53	—	53	27	—	27
Mr. Carlos Fernandez Gonzalez	12	—	12	—	—	—
Ms. Esther Gimenez-Salinas i Colomer	1	—	1	—	—	—
Mr. Ignacio Benjumea Cabeza de Vaca	—	—	—	—	—	—
Ms. Belén Romana García	21	—	21	3	—	3
Mr. Guillermo de la Dehesa Romero	21	—	21	—	—	—

	178	—	178	88	—	88

1.	Ceased to be a board director on 28 November 2017. On 31 December 2017, to loans and credits amounted to EUR 13 thousand.

g) Senior managers

The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December, 2018 and those at 31 December, 2017, excluding the remuneration of the executive directors, which is detailed above::

Thousand of euros
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In shares[2]	In cash	In shares	Pensions	Other remuneration[1]	Total[3]
2018	18	22,475	8,374	8,374	3,791	3,791	6,193	7,263	60,261
2017	19	17,847	8,879	8,879	4,052	4,052	13,511	7,348	64,568

1.	Includes other remuneration items such as life insurance premiums and localization aids totalling EUR 1,641 thousand (2017: EUR 692 thousand).
2.

The amount of the immediate payment in shares for 2018 relates to Santander shares 1,936,037 (2017:1,430,143 Santander shares and 225,564 shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

3.

Additionally, and as a result of the incorporation and compensation agreements of long-term and deferred compensation lost in previous jobs, compensations were agreed in 2017 for the amount of EUR 4,650 thousand and 648,457 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at 31 December, 2018 and 2017 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47):

517

Thousand of euros
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Share payment	Total
2018	18	3,981	3,981	7,962
2017	19	4,255	4,255	8,510

1.

Relates in 2018 with the fair value of the maximum annual amounts for years 2022, 2023 and 2024 of the third cycle of the deferred conditional variable remuneration plan (2021, 2022 and 2023 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2017).

Also, executive vice presidents who retired in 2018 and, therefore, were not members of senior management at year-end, received in 2018 salaries and other remuneration relating to their retirement amounting to EUR 1.861 thousand (EUR 5,237 thousand in 2017), however, the right to obtain variable remuneration subject to long-term objectives has not been generated as part of the senior management ( 2017: EUR 999 thousand).

Other than Executive directors the average total remuneration awarded in 2018 to women senior managers is 0.7% higher than the average remuneration of men senior managers.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at 31 December, 2018 and 2017 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered[1]
	2018	2017
Deferred conditional variable remuneration plan (2014)	—	323,424
Deferred conditional variable remuneration plan (2015)	705,075	1,296,424
Performance shares plan ILP (2015)	515,456	1,050,087
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,079,654	1,854,495
Deferred conditional variable remuneration plan and linked to objectives (2017)	1,434,047	1,779,302
Deferred conditional variable remuneration plan and linked to objectives (2018)	2,192,901	—

1.

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 66,339 shares.

In 2018 and 2017, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered
	2018	2017
Deferred conditional variable remuneration plan (2013)	—	226,766
Deferred conditional variable remuneration plan (2014)	248,963	318,690
Deferred conditional variable remuneration plan (2015)	261,109	349,725
Deferred conditional variable remuneration plan and linked to objectives (2016)	258,350	—

As indicated in Note 5.c above, the senior managers participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with defined benefit pension commitments were amended to transform them into a defined contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

In addition, in application of the provisions of the remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

The contracts of certain senior managers have gone through the changes set out in note 5.c. for executive directors. The changes, aiming at aligning the annual contributions with practices of comparable institutions and reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank, are the following:

•	Contributions of the pensionable bases have been reduced. Gross annual salaries have been increased in the corresponding amount with no increases in total costs for the Bank.

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•	The death and disability supplementary benefits have been eliminated since 1 January 2018. A fixed remuneration supplement (included in other remuneration in the table above) was implemented on the same date.

•	The sum insured for the life and accident insurance has been increased.

All the above without an increase in total cost for the Bank.

The balance as of 31 December, 2018 in the pension system for those who were part of senior management during the year amounted to EUR: 66.5 million (EUR: 118.7 million in 31 December, 2017).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.4 million in 2018 (EUR: 14.5 in 31 December, 2017).

In 2018 and 2017 there is no payments in the form of a single payment of the annual voluntary pre-retirement allowance.

Additionally, the capital insured by life and accident insurance at 31 December, 2018 of this group amounts to EUR 133.3 million (EUR: 53.6 million at 31 December, 2017).

h) Post-employment benefits to former Directors and former executive vice presidents

The post-employment benefits and settlements paid in 2018 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 13.8 million (2017: EUR 26.2 million). Also, the post-employment benefits and settlements paid in 2018 to former executive vice presidents amounted to EUR 63 million (2017: EUR 17.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to EUR 0.5 million in 2018 (EUR 0.5 million in 2017). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to EUR 5.4 million in 2018 (EUR 5.5 million in 2017).

In 2018 a period provision of EUR 0.08 million (release of EUR 0.5 million in 2017) was recognised in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and no period provision was recognised in relation to former executive vice presidents (2017: a period provision of EUR 5.6 million was recognised).

In addition, Provisions – Pension Fund and similar obligations in the consolidated balance sheet as at 31 December, 2018 included EUR 70.2 million in respect of the post-employment benefit obligations to former Directors of the Bank (31 December, 2017: EUR 81.8 million) and EUR 179 million corresponding to former executive vice presidents (2017: EUR 195.8 million).

i) Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 8% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.

j) Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to the compensation that corresponds to the non-competition obligations, as detailed in the remuneration policy of the directors.

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

519

k) Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Administrator	Denomination	Number of shares	Functions
Ms. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.[1]	5,000,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	30,000	President	[2]
	Lloyd’s of London Ltd	—	President	[2]
Mr. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group[1]	17,500	—
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
Mr. Javier Botín-Sanz de	Bankinter, S.A.	6,929,853	—
Sautuola y O’Shea	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Ms. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer	[2]
Mr. Ramiro Mato García-Ansorena	BNP Paribas España, S.A.	13,806	—

1.	Indirect ownership.
2.	Non-executive.

With regard to situations of conflict of interest, as stipulated in Article 40 of the rules and regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Accordingly, the related party transactions carried out during the financial year met the conditions established in the regulations of the board of directors so as not to require a prior favourable report from the audit committee and subsequent authorisation from the board of directors.

In addition, during the 2018 financial year there were 60 occasions in which, in accordance with the provisions of article 36.1 (b) (iii) of the Regulations of the Board, the directors have abstained from intervening and voting in the deliberation of matters in the sessions of the board of directors or its committees. The breakdown of the 60 cases is as follows: on 26 occasions they were due to proposals for the appointment, re-election or resignation of directors, as well as the appointment of members of board committees or in Group companies or related to them; on 30 occasions it was about retributive aspects or the granting of loans or credits; on 1 occasion when investment or financing proposals or other risk operations were discussed in favour of companies related to different directors and on 3 occasions the abstention occurred in relation to the annual verification of the directors’ nature.

520	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

6. Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

Million of euros
	2018*	2017	2016
CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—
Financial assets designated at fair value through profit or loss	9,226	—	—
Financial assets designated at fair value through other comprehensive income	—
Financial assets at amortised cost	15,601
Loans and receivables		26,278	27,973

	24,827	26,278	27,973

Type:
Time deposits	15,601	17,359	14,445
Reverse repurchase agreements	9,226	8,919	13,528
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—

	24,827	26,278	27,973

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	—	1,696	3,221
Non-trading financial assets mandatorily at fair value through profit or loss	2
Financial assets designated at fair value through profit or loss	23,097	9,889	10,069
Financial assets designated at fair value through other comprehensive income	—
Financial assets at amortised cost	35,480
Loans and receivables		39,567	35,424

	58,579	51,152	48,714

Type:
Time deposits	10,759	8,169	6,577
Reverse repurchase agreements	33,547	21,765	20,867
Non-loans advances	14,283	21,232	21,281
Impaired assets	2	4	4
Valuation adjustments for impairment	(12)	(18)	(15)

	58,579	51,152	48,714

Currency:
Euro	24,801	23,286	24,278
Pound sterling	4,073	5,582	4,337
US dollar	19,238	15,325	11,996
Brazilian real	28,310	28,140	32,013
Other currencies	6,984	5,097	4,063

TOTAL	83,406	77,430	76,687

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

521

The loans and advances classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Financial assets at amortised cost (IFRS9) and Loans and receivables (IAS39) are mainly time accounts and deposits.

Note 51 contains a detail of the residual maturity periods of Financial assets at amortised cost (IFRS9) and Loans and receivables (IAS39) and of the related average interest rates.

At 31 December 2018 the exposure and the loan loss provision by impairment stage of assets accounted for under IFRS9 amounts to EUR 51,090 million and EUR 12 million in stage 1, EUR 1 million without loan loss provision in stage 2, and EUR 2 million without loan loss provision in stage 3.

7. Debt instruments

a) Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

Million of euros
	2018*	2017	2016
Classification:
Financial assets held for trading	27,800	36,351	48,922
Non-trading financial assets mandatorily at fair value through profit or loss	5,587
Financial assets designated at fair value through profit or loss	3,222	3,485	3,398
Financial assets designated at fair value through other comprehensive income	116,819
Financial assets available-for-sale		128,481	111,287
Financial assets at amortised cost	37,696
Loans and receivables		17,543	13,237
Held-to-maturity investments		13,491	14,468

	191,124	199,351	191,312

Type:
Spanish government debt securities**	50,488	59,186	45,696
Foreign government debt securities	99,959	99,424	103,070
Issued by financial institutions	10,574	12,155	16,874
Other fixed-income securities	29,868	28,299	25,397
Impaired financial assets	870	1,017	773
Impairment losses	(635)	(730)	(498)

	191,124	199,351	191,312

Currency:
Euro**	76,513	93,250	73,791
Pound sterling	19,153	16,203	16,106
US dollar	22,864	25,191	31,401
Brazilian real	40,871	39,233	43,370
Other currencies	32,358	26,204	27,142

Total gross	191,759	200,081	191,810

Impairment losses	(635)	(730)	(498)

	191,124	199,351	191,312

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	The increase in 2017 corresponds mainly to Banco Popular acquisition.

522	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

At 31 December 2018 the exposure by impairment stage of the book assets under IFRS9 amounted to EUR 154,164 million in stage 1, EUR 117 million in stage 2, and EUR 870 million in stage 3, respectively.

b) Breakdown

The breakdown, by origin of the issuer, of Debt instruments at 31 December 2018, 2017 and 2016, net of impairment losses, is as follows:

Million of euros
	2018				2017				2016
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%
Spain	4,748	50,488	55,236	28.90%	5,272	59,186	64,458	32.33%	6,153	45,696	51,849	27.10%
United Kingdom	5,615	9,512	15,127	7.91%	4,339	10,717	15,056	7.55%	3,531	11,910	15,441	8.07%
Portugal	3,663	6,943	10,606	5.55%	3,972	7,892	11,864	5.95%	4,068	7,689	11,757	6.15%
Italy*	857	3,134	3,991	2.09%	1,287	7,171	8,458	4.24%	1,035	3,547	4,582	2.40%
Ireland**	4,543	2	4,545	2.38%	3,147	2	3,149	1.58%	518	—	518	0.27%
Poland	683	10,489	11,172	5.85%	772	6,619	7,391	3.71%	707	6,265	6,972	3.64%
Other European countries	6,101	1,518	7,619	3.99%	7,195	1,733	8,928	4.48%	7,203	1,736	8,939	4.67%
United States	6,833	10,362	17,195	9.00%	7,986	11,670	19,656	9.86%	10,559	13,058	23,617	12.34%
Brazil	5,285	36,583	41,868	21.91%	4,729	34,940	39,669	19.90%	5,364	39,770	45,134	23.59%
Mexico	520	11,325	11,845	6.20%	461	9,478	9,939	4.99%	587	10,628	11,215	5.86%
Chile	79	2,729	2,808	1.47%	62	4,071	4,133	2.07%	1,315	3,643	4,958	2.59%
Other American countries	1,111	1,375	2,486	1.30%	755	913	1,668	0.84%	782	1,262	2,044	1.07%
Rest of the world	639	5,987	6,626	3.47%	764	4,218	4,982	2.50%	724	3,562	4,286	2.24%

	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%

*	Of the exposure in Italy, EUR 1,855 million corresponds to bonds sold in forward.
**	Includes mainly UK securities issued by Irish vehicles with underlying risk UK.

The detail, by issuer rating, of Debt instruments at 31 December 2018, 2017 and 2016 is as follows:

Million of euros
	2018				2017				2016
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%
AAA	18,901	834	19,735	10.33%	16,239	924	17,163	8.61%	18,916	1,008	19,924	10.41%
AA	2,715	20,966	23,681	12.39%	2,714	23,522	26,236	13.16%	1,632	29,639	31,271	16.35%
A	3,464	69,392	72,856	38.12%	4,373	8,037	12,410	6.23%	2,928	3,285	6,213	3.25%
BBB	5,093	21,837	26,930	14.09%	6,449	91,012	97,461	48.89%	7,579	66,955	74,534	38.96%
Below BBB	668	37,412	38,080	19.92%	2,393	35,109	37,502	18.81%	4,751	47,872	52,623	27.51%
Unrated	9,836	6	9,842	5.15%	8,573	6	8,579	4.30%	6,740	7	6,747	3.53%

	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%

523

The distribution of the exposure by rating level of the previous table has been affected by the different ratings reviews of the sovereign issuers that have occurred in recent years. Thus, the principal changes in 2018 have been Spain and Poland which went from BBB+ to A-. Likewise, the main revisions during 2017 were Portugal that went from BB+ to BBB- and Chile from AA- to A+. During 2016 United Kingdom went from AAA to AA, Poland went from A to BBB, and Argentina that did not have a rating went to B-.

The detail, by type of financial instrument, of Private fixed-income securities at 31 December 2018, 2017 and 2016, net of impairment losses, is as follows:

Million of euros
	2018	2017	2016
Securitised mortgage bonds	2,942	2,458	1,584
Other asset-backed bonds	9,805	5,992	2,803
Floating rate debt	13,721	13,756	11,818
Fixed rate debt	14,209	18,535	26,341

Total	40,677	40,741	42,546

c) Impairment losses

The changes in the impairment losses on Debt instruments are summarised below:

Million of euros
	2018*	2017	2016
Balance at beginning of year	704	498	291
Net impairment losses for the year**	43	348	380
Of which:
Impairment losses charged to income	138	386	423
Impairment losses reversed with a credit to income	(95)	(38)	(43)
Exchange differences and other items	(112)	(116)	(172)
Balance at end of year	635	730	498
Of which:
By geographical location of risk:
European Union	22	30	40
Latin America	613	700	458
** Of which:
Loans and advances		348	405
Financial assets at amortised cost	43
Financial assets available for sale		—	(25)
Financial assets designated at fair value through other comprehensive income	—

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

At 31 December 2018 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 30 million in stage 1, EUR 9 million in stage 2, and EUR 596 million in stage 3.

8. Equity instruments

a) Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

Million of euros
	2018*	2017	2016
Classification:
Financial assets held for trading	8,938	21,353	14,497
Non-trading financial assets mandatorily at fair value through profit or loss	3,260
Financial assets designated at fair value through profit or loss		933	546
Financial assets designated at fair value through other comprehensive income	2,671
Financial assets available-for-sale		4,790	5,487

	14,869	27,076	20,530

Type:
Shares of Spanish companies	3,448	4,199	3,098
Shares of foreign companies	9,107	20,448	15,342
Investment fund shares	2,314	2,429	2,090

	14,869	27,076	20,530

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

Note 29 contains a detail of the Other comprehensive income, recognised in equity, on Financial assets designated at fair value through other comprehensive income (IFRS9) and Financial assets available-for-sale, and also the related impairment losses (IAS39).

524	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

b) Changes

The changes in Financial assets at fair value through other comprehensive income (IFRS9), and Financial assets available-for-sale (IAS39) were as follows:

Million of euros
	2018*	2017	2016
Balance at beginning of the year	3,169	5,487	4,849
Net additions (disposals)	(324)	(331)	(294)
Of which:
Visa Europe, Ltd.	—	—	(263)
Valuation adjustment and other items	(174)	(366)	932

Balance at end of year	2,671	4,790	5,487

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

Visa Europe, Ltd.

On 21 June 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million (see Note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c) Notifications of acquisitions of investments

The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2018, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, are listed in Appendix IV.

9. Trading Derivatives (assets and liabilities) and short positions

a) Trading Derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 11):

Million of euros
	2018		2017		2016
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	36,087	36,487	38,030	37,582	47,884	48,124
Currency risk	16,912	17,025	16,320	18,014	21,087	23,500
Price risk	2,828	1,673	2,167	2,040	2,599	2,402
Other risks	112	156	726	256	473	343

	55,939	55,341	57,243	57,892	72,043	74,369

b) Short positions

Following is a breakdown of the short positions (liabilities):

Million of euros
	2018	2017	2016
Borrowed securities:
Debt instruments	1,213	2,447	2,250
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,213	890	930
Santander UK plc	—	1,557	1,319
Equity instruments	1,087	1,671	1,142
Of which:
Santander UK plc	—	1,500	991
Banco Santander, S.A.	987	98	103
Short sales:
Debt instruments	12,702	16,861	19,613
Of which:
Banco Santander, S.A.	5,336	8,621	7,472
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	26	46	1,872
Banco Santander (Brasil) S.A.	7,300	8,188	9,197

	15,002	20,979	23,005

525

10. Loans and advances to customers

a) Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

Million of euros
	2018*	2017	2016
Financial assets held for trading**	202	8,815	9,504
Non-trading financial assets mandatorily at fair value through profit or loss	1,881
Financial assets designated at fair value through profit or loss	21,915	20,475	17,596
Financial assets at fair value through other comprehensive income	1,601
Financial assets at amortised cost	857,322
Loans and receivables		819,625	763,370
Of which:
Impairment losses	(23,307)	(23,934)	(24,393)
	882,921	848,915	790,470

Loans and advances to customers disregarding impairment losses	906,228	872,849	814,863

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	The decrease reflects the run-down of UK’s trading business due to the banking reform (Ring-fencing).

Note 51 contains a detail of the residual maturity periods of financial assets at amortised cost (IFRS9) and loans and receivables (IAS39) and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

Million of euros
	2018	2017	2016
Loan type and status:
Commercial credit	33,301	29,287	23,894
Secured loans	478,068	473,936	454,677
Reverse repurchase agreements	32,310	18,864	16,609
Other term loans	265,696	257,441	232,288
Finance leases	30,758	28,511	25,357
Receivable on demand	8,794	6,721	8,102
Credit cards receivables	23,083	21,809	21,363
Impaired assets	34,218	36,280	32,573

	906,228	872,849	814,863

Geographical area:
Spain	215,764	227,446	161,372
European Union (excluding Spain)	411,550	390,536	379,666
United States and Puerto Rico	89,325	75,777	87,318
Other OECD countries	82,607	74,463	74,157
Latin America (non-OECD)	87,406	88,302	93,207
Rest of the world	19,576	16,325	19,143

	906,228	872,849	814,863

Interest rate formula:
Fixed rate	497,365	447,788	417,448
Floating rate	408,863	425,061	397,415

	906,228	872,849	814,863

At 31 December 2018, 2017 and 2016 the Group had granted loans amounting to EUR 13,615, 16,470 and 14,127 million to Spanish public sector agencies which had a rating at 31 December 2018 of A (ratings of BBB at 31 December 2017 and 2016), and EUR 10,952, 18,577 and 16,483 million to the public sector in other countries (at 31 December 2018, the breakdown of this amount by issuer rating was as follows: 13.8% AAA, 12.2% AA, 3.2% A, 58.3% BBB and 12.5% below BBB).

Without considering the Public Administrations, the amount of the loans and advances at 31 December 2018 amounts to EUR 881,661 million, of which, EUR 847,443 million euros are classified as non-performing.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (See Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

526	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Following is a detail, by activity, of the loans to customers at 31 December 2018, net of impairment losses:

Million of euros
			Secured loans
			Net exposure		Loan-to-value ratio***
	Total	Without collateral	Of which: property collateral	Of which: other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	22,659	21,480	279	900	114	86	125	699	155
Other financial institutions (financial business activity)	53,155	15,929	864	36,362	684	388	196	35,663	295
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	301,975	173,482	68,555	59,938	24,752	21,090	17,244	38,514	26,893
Of which:
Construction and property development	24,641	1,884	20,855	1,902	8,300	6,224	4,208	2,126	1,899
Civil engineering construction	3,248	1,803	525	920	138	306	157	368	476
Large companies	156,666	104,023	18,949	33,694	5,766	6,671	6,657	19,022	14,527
SMEs and individual entrepreneurs	117,420	65,772	28,226	23,422	10,548	7,889	6,222	16,998	9,991
Households – other (broken down by purpose)	487,695	115,997	321,119	50,579	83,889	104,266	103,496	46,296	33,751
Of which:
Residential	314,017	1,682	311,513	822	77,643	97,815	98,240	32,361	6,276
Consumer loans	156,116	109,810	2,387	43,919	3,406	4,709	3,225	8,766	26,200
Other purposes	17,562	4,505	7,219	5,838	2,840	1,742	2,031	5,169	1,275

Total*	865,484	326,888	390,817	147,779	109,439	125,830	121,061	121,172	61,094

Memorandum item
Refinanced and restructured transactions**	30,527	6,278	14,032	10,217	3,328	3,422	3,210	3,541	10,748

*	In addition, the Group has granted advances to customers amounting to EUR 17,437 million, bringing the total of loans and advances to EUR 882,921 million.
**	Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
***	The ratio is the carrying amount of the transactions at 31 December 2018 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/ refinanced loan book.

Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under “Financial assets at amortised cost” and “Financial assets at fair value through other comprehensive income” under IFRS9 during 2018:

527

Million of euros
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	746,654	60,304	35,477	842,435
Movements
Transfers
Transfer to Stage 2 from Stage 1	(31,234)	31,234		—
Transfer to Stage 3 from Stage 1	(3,980)		3,980	—
Transfer to Stage 3 from Stage 2		(13,998)	13,998	—
Transfer to Stage 1 from Stage 2	21,795	(21,795)		—
Transfer to Stage 2 from Stage 3		4,103	(4,103)	—
Transfer to Stage 1 from Stage 3	835		(835)	—
Net changes on financial assets	79,727	(5,265)	(1,997)	72,465
Write-offs	—	—	(12,673)	(12,673)
Exchange differences and others	(17,968)	(2,400)	(386)	(20,754)

Loss allowance as of 31 December 2018	795,829	52,183	33,461	881,473

At 31 December 2018, the Group had EUR 757 million (1 January 2018: EUR 803 million) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income

The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income—Loans and advances—Customers:

Million of euros
	2018	2017	2016
Balance at beginning of the year*	25,936	24,393	26,517
Impairment losses charged to income for the year	10,501	10,513	10,734
Of which:
Impairment losses charged to profit or loss	17,850	19,006	17,081
Impairment losses reversed with a credit to profit or loss	(7,349)	(8,493)	(6,347)
Change of perimeter	—	—	(136)
Write-off of impaired balances against recorded impairment allowance	(12,673)	(13,522)	(12,758)
Exchange differences and other changes**	(457)	2,550	36

Balance at end of the year	23,307	23,934	24,393

Which correspond to:
Impaired assets	14,906	16,207	15,331
Other assets	8,401	7,727	9,062
Of which:
Individually calculated	4,905	5,311	6,097
Collective calculated	18,402	18,623	18,296

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	In 2017, mainly includes the balances from the acquisition of Banco Popular Español, S.A.U.

In addition, provisions for debt securities amounting to EUR 43 million (31 December 2017: EUR 348 million; 31 December 2016: EUR 405 million) and written-off assets recoveries have been recorded in the year amounting to EUR 1,558 million. (31 December 2017: EUR 1,620 million; 31 December 2016: EUR 1,582 million). With this, the impairment recorded in Financial assets at amortised cost amounts EUR 8,986 million (31 December 2017: EUR 9,241 million; 31 December 2016: EUR 9,557 million).

Following is the movement of loan loss provision broken down by impairment stage of loans and advances to customers recognised under “Financial assets at amortised cost” under IFRS9 during 2018:

Million of euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as of 1 January 2018	4,350	5,079	16,507	25,936
Transfers
Transfer from Stage 2 to Stage 1	(1,173)	3,854		2,681
Transfer from Stage 3 to Stage 1	(279)		1,264	985
Transfer from Stage 3 to Stage 2		(1,971)	4,529	2,558
Transfer from Stage 1 to Stage 2	438	(1,656)		(1,218)
Transfer fro m Stage 2 to Stage 3		435	(1,264)	(829)
Transfer from Stage 1 to Stage 3	84		(173)	(89)
Net changes of the exposure and modifications in the credit risk	304	(961)	7,070	6,413
Write-offs	—	—	(12,673)	(12,673)
FX and other movements	(66)	(37)	(354)	(457)
Carrying amount as of 31 December 2018	3,658	4,743	14,906	23,307

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d) Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Financial assets at amortised cost – Customers (IFRS9) and Loans and receivables—Loans and advances to customers (IAS39) considered to be impaired due to credit risk is as follows:

Million of euros
	2018	2017	2016
Balance at beginning of year	36,280	32,573	36,133
Net additions	10,821	8,409	7,393
Written-off assets	(12,673)	(13,522)	(12,758)
Changes in the scope of consolidation	177	9,618	661
Exchange differences and other	(387)	(798)	1,144

Balance at end of year	34,218	36,280	32,573

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At 31 December 2018, the Group’s written-off assets totalled EUR 47,751 million (31 December 2017: EUR 43,508 million; 31 December 2016: EUR 40,473 million).

Following is a detail of the financial assets classified as Financial assets at amortised cost (IFRS9) and Loans and receivables to costumers (IFRS39) and considered to be impaired due to credit risk at 31 December 2018, classified by geographical location of risk and by age of the oldest past-due amount:

Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than 90	90 to 180	180 to 270	270 days	More than
	days past due	days	days	to 1 year	1 year	Total
Spain	5,671	780	551	656	8,724	16,382
European Union (excluding Spain)	2,940	1,213	577	519	2,662	7,911
United States and Puerto Rico	1,906	531	30	31	178	2,676
Other OECD countries	1,414	498	143	162	520	2,737
Latin America (non-OECD)	1,221	1,145	782	561	803	4,512

	13,152	4,167	2,083	1,929	12,887	34,218

529

The detail at 31 December 2017 is as follows:

Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than 90	90 to 180	180 to 270	270 days	More than
	days past due	days	days	to 1 year	1 year	Total
Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429

	11,724	4,977	2,521	2,128	14,930	36,280

The detail at 31 December 2016 is as follows:

Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than 90	90 to 180	180 to 270	270 days	More than
	days past due	days	days	to 1 year	1 year	Total
Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164

	11,141	4,664	2,551	2,175	12,042	32,573

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2018:

Million of euros
	Gross amount	Allowance recognised	Estimated collateral value *
Without associated real collateral	13,250	(8,636)	—
With real estate collateral	16,228	(4,408)	11,653
With other collateral	4,740	(1,862)	1,913

Total	34,218	(14,906)	13,566

*

Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances may be arise which will not result in all contractual cash flow being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Past-due amounts receivable

In addition, at 31 December 2018, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

Million of euros
	Less
	than 1	1 to 2	2 to 3
	month	months	months
Loans and advances to customers	2,023	629	617
Of which Public Sector	5	—	—

Total	2,023	629	617

e) Securitisation

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group

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has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of original financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (See Note 2.e) is shown below. Note 22 details the liabilities associated with these securitisation transactions.

Million of euros
	2018	2017	2016
Derecognised	47	241	477
Of which
Securitised mortgage assets*	47	241	477
Retained on the balance sheet	88,767	91,208	100,675
Of which
Securitised mortgage assets	33,900	36,844	44,311
Of which: UK assets	13,519	15,694	20,969
Other securitised assets	54,867	54,364	56,364

Total	88,814	91,449	101,152

*	Of which EUR 35 million correspond to the amount of Multifamily loans of Santander Bank, National Association.

Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2018, 2017 and 2016 the Group did not derecognise any of the

11. Trading derivatives

The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2018, 2017 and 2016 is as follows:

securitisations performed, and the balance shown as derecognised for those years relates to securitisations performed in prior years.

The loans derecognised include assets of Santander Bank, National Association amounting to approximately EUR 35 million at 31 December 2018 (31 December 2017: EUR 113 million; 31 December 2016: EUR 324 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

Million of euros
	2018		2017		2016
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value
Trading derivatives:
Interest rate risk
Forward rate agreements	308,340	(1)	190,553	(15)	370,244	(64)
Interest rate swaps	4,197,246	115	3,312,025	974	3,092,360	804
Options, futures and other derivatives	543,138	(514)	540,424	(511)	565,635	(980)
Credit risk
Credit default swaps	18,889	33	25,136	68	38,827	37
Foreign currency risk
Foreign currency purchases and sales	275,449	301	236,805	(29)	259,336	1,102
Foreign currency options	54,215	2	43,488	(37)	36,965	112
Currency swaps	334,524	(416)	295,753	(1,628)	321,316	(3,627)
Securities and commodities derivatives and other	59,932	1,078	70,325	529	76,523	290

Total	5,791,733	598	4,714,509	(649)	4,761,206	(2,326)

531

12. Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

Million of euros
	2018	2017	2016
Tangible assets	5,424	11,661	5,743
Of which:
Foreclosed assets	5,334	11,566	5,640
Of which: property assets in Spain	4,488	10,533	4,902
Other tangible assets held for sale	90	95	103
Other assets*	2	3,619	29

Total**	5,426	15,280	5,772

*	In 2017 include, mainly, Banco Popular Español, S.A.U. assets under the sale of the real estate business to Blackstone (see Note 3).
**	In March 2018, the agreement for the operation of Popular’s real estate business with Blackstone has materialised (see Note 3).

At 31 December 2018, the allowances recognised for the total non-current assets held for sale represented 49% (2017: 50% without considering the assets of Banco Popular Español, S.A.U. sold on March 2018 and 2016: 51%). The charges recorded in those years amounted to EUR 320 million, EUR 347 million and EUR 241 million, respectively, and the recoveries during these exercises are amounted to EUR 61 million, EUR 41 million and EUR 29 million, respectively.

Without taking into consideration the Blackstone agreement already mentioned in Note 2, during 2018 the Group sold, for EUR 1,578 million, foreclosed assets with a gross carrying amount of EUR 2,190 million, for which provisions totalling EUR 736 million had been recognised. These sales gave rise to gains of EUR 124 million.

In addition, other tangible assets were sold for EUR 117 million, giving rise to a gain of EUR 12 million.

13. Investments

a) Breakdown

The detail, by company, of Investments is as follows:

Million of euros
	2018	2017	2016
Associated entities
Project Quasar Investment 2017 S.L.	1,701	—	—
Merlin Properties, SOCIMI, S.A.	1,358	1,242	1,168
Metrovacesa, S.A.	1,255	—	—
Companies Zurich Santander	961	988	1,011
Testa Residencial, SOCIMI, S.A.	—	651	307
Allianz Popular, S.L.	431	438	—
Companies Santander Insurance	392	358	325
Other companies	511	520	431

	6,609	4,197	3,242

Joint Ventures entities
Wizink Bank, S.A.	—	1,017	—
Unión de Créditos Inmobiliarios, S.A., EFC	202	207	177
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	163	186	197
SAM Investment Holdings Limited*	—	—	525
Other companies	614	577	695

	979	1,987	1,594

*	SAM Investment Holdings Limited became part of the Group in 2017.

Of the entities included above, at 31 December 2018, the entity Merlin Properties, SOCIMI, S.A, Metrovacesa S.A. and Compañía Española de Viviendas en Alquiler, S.A. are the only listed companies.

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b) Changes

The changes in the investments were as followed:

Million of euros
	2018*	2017	2016
Balance at beginning of year	6,150	4,836	3,251
Acquisitions (disposals) of companies and capital increases (reductions)	(1,761)	1,893	(72)
Of which:
Wizink Bank, S.A.	(1,033)	1,017	—
Allianz Popular, S.L.	—	438	—
Changes in the consolidation method (Note 3)	2,967	(582)	1,457
Of which:
Quasar	1,701	—	—
Metrovacesa	1,255	—	—
Effect of equity accounting	737	704	444
Dividends paid and reimbursements of share premium	(404)	(376)	(305)
Exchange differences and other changes	(101)	(291)	61

Balance at end of year	7,588	6,184	4,836

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

c) Impairment losses

In 2018, 2017 and 2016 there was no evidence of material impairment on the Group’s investments.

d) Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

Million of euros
	2018	2017	2016
Total assets	74,765	63,093	55,791
Total liabilities	(58,153)	(51,242)	(45,623)

Net assets	16,612	11,851	10,168

Group’s share of net assets	6,157	4,194	3,381
Goodwill	1,431	1,990	1,455
Of which:
Companies Zurich Santander	526	526	526
Wizink Bank, S.A.	—	553	—
Allianz Popular, S.L.	347	347	—
Companies Santander Insurance	205	205	205

Total Group share	7,588	6,184	4,836

Total income	12,174	12,536	11,766
Total profit	1,867	1,699	984

Group’s share of profit	737	704	444

Following is a summary of the financial information for 2018 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

Million of euros
	Total	Total	Total	Total
	assets	liabilities	income	profit
Joint Ventures entities	21,934	20,324	4,301	334

Of which:
Unión Créditos Inmobiliarios, S.A., EFC	12,105	11,701	351	7
Santander Generales Seguros y Reaseguros, S.A.y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	132	84	122	15

Associated entities	52,831	37,829	7,873	1,533

Of which:
Companies Santander Zurich	13,805	12,915	4,143	402
Allianz Popular, S.L.	3,238	3,028	113	113
Companies Santander Insurance	2,276	1,899	822	77

Total	74,765	58,153	12,174	1,867

533

14. Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

Million of euros
	2018	2017	2016
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	210	239	269

	210	239	269

15. Liabilities and assets under insurance

contracts and reinsurance assets

The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (See Note 2.j) is as follows:

Million of euros
	2018			2017			2016
	Direct			Direct			Direct
	insurance			insurance			insurance
	and		Total	and		Total	and		Total
Technical	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)
Unearned premiums and unexpired risks	52	(47)	5	50	(41)	9	61	(46)	15
Life insurance	227	(163)	64	483	(151)	332	159	(138)	21
Unearned premiums and risks	140	(127)	13	100	(96)	4	76	(76)	—
Mathematical provisions	87	(36)	51	383	(55)	328	83	(62)	21
Claims outstanding	397	(86)	311	423	(115)	308	358	(98)	260
Bonuses and rebates	20	(9)	11	29	(11)	18	19	(8)	11
Other technical provisions	69	(19)	50	132	(23)	109	55	(41)	14

	765	(324)	441	1.117	(341)	776	652	(331)	321

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16. Tangible assets

a) Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

Million of euros
		Leased
	For own	out under an	Investment
	use	operating lease	property	Total
Cost:
Balances at 1 January 2016	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation*	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036
Balances at 31 December 2016	18,112	18,238	3,465	39,815
Additions / disposals (net) due to change in the scope of consolidation	1,740	205	—	1,945
Additions / disposals (net)	781	2,445	(100)	3,126
Transfers, exchange differences and other items	(1,357)	(2,215)	(223)	(3,795)
Balances at 31 December 2017	19,276	18,673	3,142	41,091
Additions / disposals (net) due to change in the scope of consolidation	34	44	(630)	(552)
Additions / disposals (net)	589	5,545	(182)	5,952
Transfers, exchange differences and other items	(1,164)	825	48	(291)

Balances at 31 December 2018	18,735	25,087	2,378	46,200

Accumulated depreciation:
Balances at 1 January 2016	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of Consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)
Balances at 31 December 2016	(10,211)	(5,169)	(197)	(15,577)
Disposals due to change in the scope of Consolidation	—	—	—	—
Disposals	478	639	8	1,125
Charge for the year	(1,165)	—	(25)	(1,190)
Transfers, exchange differences and other items	(22)	(1,574)	25	(1,571)
Balances at 31 December 2017	(10,920)	(6,104)	(189)	(17,213)
Disposals due to change in the scope of consolidation	(12)	(34)	—	(46)
Disposals	629	413	17	1,059
Charge for the year	(1,159)	—	(13)	(1,172)
Transfers, exchange differences and other items	938	(2,679)	(14)	(1,755)

Balances at 31 December 2018	(10,524)	(8,404)	(199)	(19,127)

535

Million of euros
		Leased out
		under an
	For own	operating	Investment
	use	lease	property	Total
Impairment losses:
Balances at 1 January 2016	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of Consolidation	1	—	309	310
Exchange differences and other	14	42	17	73
Balances at 31 December 2016	(41)	(159)	(752)	(952)
Impairment charge for the year	(16)	(42)	(21)	(79)
Releases	4	—	3	7
Disposals due to change in the scope of Consolidation	—	(2)	(1)	(3)
Exchange differences and other	(24)	5	142	123
Balances at 31 December 2017	(77)	(198)	(629)	(904)
Impairment charge for the year	(30)	(56)	(8)	(94)
Releases	6	—	5	11
Disposals due to change in the scope of Consolidation	—	—	—	—
Exchange differences and other	40	15	16	71

Balances at 31 December 2018	(61)	(239)	(616)	(916)

Tangible assets, net:
Balances at 31 December 2016*	7,860	12,910	2,516	23,286
Balances at 31 December 2017	8,279	12,371	2,324	22,974
Balances at 31 December 2018	8,150	16,444	1,563	26,157

*	The decreases in 2016 in Tangible assets—Investment property was due to the separation and deconsolidation of Metrovacesa, S.A. (See Note 3).

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b) Tangible assets for own use

The detail, by class of asset, of Tangible assets—For own use in the consolidated balance sheets is as follows:

Million of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount
Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151

Balances at 31 December 2016	18,112	(10,211)	(41)	7,860

Land and buildings	5,892	(2,014)	(77)	3,801
IT equipment and fixtures	5,608	(4,422)	—	1,186
Furniture and vehicles	7,213	(4,391)	—	2,822
Construction in progress and other items	563	(93)	—	470

Balances at 31 December 2017	19,276	(10,920)	(77)	8,279

Land and buildings	6,127	(2,056)	(61)	4,010
IT equipment and fixtures	5,605	(4,455)	—	1,150
Furniture and vehicles	6,686	(3,946)	—	2,740
Construction in progress and other items	317	(67)	—	250

Balances at 31 December 2018	18,735	(10,524)	(61)	8,150

The carrying amount at 31 December 2018 in the foregoing table includes the following approximate amounts EUR 5,390 million (31 December 2017: EUR 5,455 million; 31 December 2016: EUR 5,906 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c) Investment property

The fair value of investment property at 31 December 2018 amounted to EUR 1,825 million (2017: EUR 2,435 million; 2016: EUR 2,583 million). A comparison of the fair value of investment property at 31 December 2018, with the net book value shows gross unrealised gains of EUR 262 million (2017: EUR 128 million and 2016: EUR 67 million), attributed completely to the group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2018, 2017 and 2016 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

537

17. Intangible assets – Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

Million of euros
	2018	2017	2016
Santander UK	8,307	8,375	8,679
Banco Santander (Brasil)	4,459	4,988	5,769
Santander Bank Polska	2,402	2,473	2,342
Santander Consumer USA	2,102	2,007	3,182
Santander Bank, National Association	1,793	1,712	1,948
Santander Consumer Germany	1,217	1,217	1,217
SAM Investment Holdings Limited	1,173	1,173	—
Santander Portugal	1,040	1,040	1,040
Santander España*	1,023	648	371
Banco Santander—Chile	627	676	704
Santander Consumer Nordics	502	518	537
Grupo Financiero Santander (Mexico)	434	413	449
Other companies	387	529	486

Total goodwill	25,466	25,769	26,724

*	Includes mainly goodwill arising from purchases of Popular’s network and Wizink’s card business.

The changes in goodwill were as follows:

Million of euros
	2018	2017	2016
Balance at beginning of year	25,769	26,724	26,960
Additions (Note 3)	383	1,644	—
Of which:
SAM Investment Holdings Limited	—	1,173	—
Santander España	375	248	—
Impairment losses	—	(899)	(50)
Of which:
Santander Consumer USA	—	(799)	—
Disposals or changes in scope of consolidation	(130)	—	(2)
Exchange differences and other items	(556)	(1,700)	(184)

Balance at end of year	25,466	25,769	26,724

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2018 there was an increase in goodwill, mainly due to the purchase of the card businesses from Wizink Bank, S.A. (the increase in 2017 is due to the purchase of Banco Popular Español, S.A.U) and a decreased by EUR 556 million (EUR 1,704 and 185 million in 2017 y 2016) due to exchange differences which, pursuant to current standards, were recognised with a debit to Other comprehensive income—Items that may be reclassified to profit or loss—Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense (see Note 29.d).

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including banking concentration level-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

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report	annual accounts	annual accounts	Appendix

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the Price Earnings Ratio of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)

Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)

Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)

Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2018 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

			Nominal
	Projected	Discount	perpetual
	period	rate*	growth rate
Santander UK	5 years	8.4%	2.5%
Santander Consumer USA	3 years	11.1%	1.5%
Santander Bank, National Association	3 years	10.6%	3.8%
Santander Consumer Germany	5 years	8.5%	2.5%
SAM Investment Holdings Limited	5 years	9.6%	2.5%
Santander Portugal	5 years	9.6%	2.0%
Santander Consumer Nordics	5 years	9.2%	2.5%

*	Post-tax discount rate.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/-50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

•	In the case of Santander Consumer USA, the Group recognised in 2017 a goodwill impairment amounting to EUR (799) million. The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

•	As disclosed in note 1.h, the recent political events as consequence of UK intention to leave the European Union are producing economic volatility that has unfavourably affected the assumptions included in the Santander UK value in use estimate. This value is close to the recoverable amount.

The recoverable amount of Santander Bank Polska (former Bank Zachodni WBK S.A.), Banco Santander—Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensibility analysis available for the managers of the Bank, during 2018 the Group has not recognised goodwill impairment losses within Impairment losses on other assets (net) - Goodwill and other intangible assets caption (EUR 899 and 50 million during 2017 and 2016, respectively).

539

18. Intangible assets—Other intangible assets

The detail of Intangible assets—Other intangible assets in the consolidated balance sheets and of the changes therein in 2018,

2017, and 2016 is as follows:

Million of euros
			Net
			additions	Change in		Application of	Exchange
	Estimated	31 December	and	scope of	Amortisation	amortisation	differences	31 December
	useful life	2017	disposals	consolidation	and impairment	and impairment	and other	2018
With indefinite useful life:
Brand names		35	—	—		—	1	36
With finite useful life:
IT developments	3-7 years	6,945	1,468	1		(1,102)	(178)	7,134
Other		1,560	1	12		(50)	(13)	1,510
Accumulated amortisation		(5,386)	—	(1)	(1,253)	1,035	173	(5,432)
Development		(4,721)	—	(1)	(1,153)	985	147	(4,743)
Other		(665)	—	—	(100)	50	26	(689)
Impairment losses		(240)	—	—	(117)	117	86	(154)
Of which:
addition		—	—	—	(118)	—	—	—
liberation		—	—	—	1	—	—	—

		2,914	1,469	12	(1,370)	—	69	3,094

Million of euros
			Net
			additions	Change in		Application of	Exchange
	Estimated	31 December	and	scope of	Amortisation	amortisation	differences	31 December
	useful life	2016	disposals	consolidation	and impairment	and impairment	and other	2017
With indefinite useful life:
Brand names		39	—	—	—	—	(4)	35
With finite useful life:
IT developments	3-7 years	6,558	1,470	42	—	(679)	(446)	6,945
Other		1,245	68	436	—	(126)	(63)	1,560
Accumulated amortisation		(4,848)	—	(64)	(1,403)	694	235	(5,386)
Development		(4,240)	—	(14)	(1,310)	627	216	(4,721)
Other		(608)	—	(50)	(93)	67	19	(665)
Impairment losses		(297)	—	—	(174)	111	120	(240)
Of which:
addition		—	—	—	(174)	—	—	—

		2,697	1,538	414	(1,577)	—	(158)	2,914

540	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Million of euros
			Net
			additions	Change in		Application of	Exchange
	Estimated	31 December	and	scope of	Amortisation	amortisation	differences	31 December
	useful life	2015	disposals	consolidation	and impairment	and impairment	and other	2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39
With finite useful life:
IT developments	3-7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortisation		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	19	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of which:
addition		—	—	—	(11)	—	—	—

		2,470	1,768	(124)	(1,286)	—	(131)	2,697

In 2018, 2017 and 2016, impairment losses of EUR 117, EUR 174 and EUR 11 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19. Other assets

The detail of Other assets is as follows:

Million of euros
	2018	2017	2016
Transactions in transit	143	206	431
Net pension plan assets (Note 25)	1,015	604	521
Prepayments and accrued income	3,089	2,326	2,232
Other	4,744	4,427	3,878

	8,991	7,563	7,062

541

20. Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

Million of euros
	2018	2017	2016
CENTRAL BANKS
Classification:
Financial liabilities held for trading	—	282	1,351
Financial liabilities designated at fair value through profit or loss	14,816	8,860	9,112
Financial liabilities at amortised cost	72,523	71,414	44,112

	87,339	80,556	54,575

Type:
Deposits on demand	5	5	5
Time deposits	82,797	78,801	46,278
Reverse repurchase agreements	4,537	1,750	8,292

	87,339	80,556	54,575

CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	—	292	44
Financial liabilities designated at fair value through profit or loss	10,891	18,166	5,015
Financial liabilities at amortised cost	89,679	91,300	89,764

	100,570	109,758	94,823

Type:
Deposits on demand	6,154	6,444	4,220
Time deposits	53,421	54,159	61,321
Reverse repurchase agreements	40,873	49,049	29,277
Subordinated deposits	122	106	5

	100,570	109,758	94,823

Currency:
Euro	97,323	119,606	74,746
Pound sterling	19,301	14,820	12,237
US dollar	45,848	33,259	40,514
Brazilian real	18,657	16,485	16,537
Other currencies	6,780	6,144	5,364

TOTAL	187,909	190,314	149,398

The increase in Deposits from central banks measured at amortised cost mainly relates to the Grupo Banco Popular acquisition in 2017 and the Group’s participation in the last years in the European Central Bank’s targeted longer-term refinancing operations (LTRO (Long-Term Refinancing Operation) and TLTROs (Targeted Long-Term Refinancing Operation)) which amounts to EUR 55,382 million at 31 December 2018.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21. Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

Million of euros
	2018	2017	2016
Classification:
Financial liabilities held for trading*	—	28,179	9,996
Financial liabilities designated at fair value through profit or loss	39,597	28,945	23,345
Financial liabilities at amortised cost	740,899	720,606	657,770

	780,496	777,730	691,111

Geographical area:
Spain	267,210	260,181	181,888
European Union (excluding Spain)	309,615	318,580	295,059
United States and Puerto Rico	53,843	50,771	63,429
Other OECD countries	67,462	62,980	62,761
Latin America (non-OECD)	82,343	84,752	87,519
Rest of the world	23	466	455

	780,496	777,730	691,111

Type:
Demand deposits-
Current accounts	346,345	328,217	279,494
Savings accounts	196,493	189,845	180,611
Other demand deposits	5,873	7,010	7,156
Time deposits-
Fixed-term deposits and other term deposits	195,540	195,285	176,581
Home-purchase savings accounts	40	45	50
Discount deposits	3	3	448
Hybrid financial liabilities	3,419	4,295	3,986
Subordinated liabilities	23	21	24
Repurchase agreements	32,760	53,009	42,761

	780,496	777,730	691,111

*	The decrease reflects the run-down of UK’s trading business due to the banking reform (Ring-fencing).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

542	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

22. Marketable debt securities

a) Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

Million of euros
	2018	2017	2016
Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,305	3,056	2,791
Financial liabilities at amortised cost	244,314	214,910	226,078

	246,619	217,966	228,869

Type:
Bonds and debentures outstanding	195,498	176,719	183,278
Subordinated	23,676	21,382	19,873
Notes and other securities	27,445	19,865	25,718

	246,619	217,966	228,869

The breakdown of book value by maturity of the subordinated liabilities and Bonds and debentures outstanding at 31 December 2018:

Million of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated Liabilities	580	129	1,341	21,626	23,676
Covered bonds	16,009	29,105	12,287	28,035	85,436
Other bonds and debentures	21,492	41,858	24,873	21,839	110,062

Total bonds and debentures outstanding	37,501	70,963	37,160	49,874	195,498

Total bonds and debentures outstanding and subordinated liabilities	38,081	71,092	38,501	71,500	219,174

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates in those years.

b) Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				31 December 2018
	Million of euros			Outstanding issue amount in foreign currency	Annual interest
Currency of issue	2018	2017	2016	(Million)	rate (%)
Euro	85,479	83,321	77,231	85,479	1.25%
US dollar	62,021	48,688	48,134	71,014	3.14%
Pound sterling	16,616	13,279	15,098	14,864	2.40%
Brazilian real	15,778	17,309	27,152	70,117	5.53%
Chilean peso	6,460	5,876	6,592	5,133,310	5.00%
Other currencies	9,144	8,246	9,070

Balance at end of year	195,498	176,719	183,278

543

The changes in Bonds and debentures outstanding were as follows:

Million of euros
	2018	2017	2016
Balance at beginning of year	176,719	183,278	182,073
Net inclusion of entities in the Group	—	11,426	1,009
Of which:
Banco Santander, S.A. (Group Banco Popular)	—	11,426	—
Banca PSA Italia S.P.A.	—	—	500
PSA Bank Deutschland GmbH	—	—	497

Issues	68,306	62,260	57,012

Of which:
Banco Santander (Brasil) S.A.	16,422	16,732	7,699
Santander Consumer USA Holdings Inc.	15,627	11,242	11,699
Grupo Santander UK	14,984	7,625	12,815
Banco Santander, S.A. *	7,683	10,712	6,385
Santander Consumer Finance, S.A.	3,605	2,508	4,567
Banco Santander - Chile.	1,483	579	3,363
Santander Consumer Bank A.S.	1,342	1,117	1,537
Santander Holdings USA, Inc.	1,210	4,133	2,798
PSA Banque France	716	1,032	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	560	118	1,840
Santander Consumer Bank AG	—	749	—
PSA Financial Services Spain, EFC, SA	—	—	726
SCF Rahoituspalvelut KIMI VI DAC	—	635	—
Auto ABS French Lease Master Compartiment 2016	—	—	635
Banco Santander Totta, S.A.	—	1,999	—

Redemptions and repurchases	(48,319)	(66,871)	(59,036)

Of which:
Banco Santander (Brasil) S.A.	(14,802)	(23,187)	(7,579)
Santander Consumer USA Holdings Inc.	(11,939)	(10,264)	(11,166)
Santander Group UK	(6,800)	(13,303)	(13,163)
Banco Santander, S.A.*	(4,752)	(9,956)	(12,837)
Santander Consumer Finance, S.A.	(2,366)	(1,618)	(4,117)
Santander Consumer Bank AS	(1,268)	(337)	(710)
Santander Holdings USA, Inc.	(903)	(759)	(1,786)
Banca PSA Italia S.p.A.	(600)	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(579)	(224)	(1,453)
Santander International Products, Plc.	(491)	(310)	(332)
Banco Santander- Chile	(204)	(1,442)	(516)
Banco Santander Totta, S.A.	(41)	(998)	(856)
Santander Bank, National Association	—	(886)	—
Exchange differences and other movements	(1,208)	(13,374)	2,219

Balance at year-end	195,498	176,719	183,278

*	As of 31 December 2017 and 2016, issuer entities were included.

544	2018 Auditors’ report and consolidated annual accounts

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report	annual accounts	annual accounts	Appendix

c) Notes and other securities

These notes were issued basically by Santander Consumer Finance, S.A.; Santander UK plc; Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México and Banco Santander, S.A.

d) Guarantees

Set forth below is information on the liabilities secured by financial assets:

Million of euros
	2018	2017	2016
Asset-backed securities	38,140	32,505	38,825
Of which, mortgage-backed securities	5,197	4,034	8,561
Other mortgage securities	46,026	52,497	44,616
Of which: mortgage-backed bonds	22,023	23,907	16,965
Territorial covered bond	1,270	1,270	592

	85,436	86,272	84,033

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.

Mortgage-backed securities- these securities are secured by securitised mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitised assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.

b.

Other asset - backed securities - including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.

Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans - see Note 10.b) which must: not be classified as of procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Consolidated financial statements as a whole.

e) Spanish mortgage-market issues

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is

545

to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (See note 2.i).

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24 is as follows:

Million of euros
	2018	2017	2016
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	85,610	91,094	56,871
Of which:
Loans eligible to cover issues of mortgage-backed securities	60,195	59,422	38,426
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	15,807	18,202	19,509

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the property register, by mortgage on all those that at any time are recorded in favour of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.

The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognised as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favour of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 22,023 million at 31 December 2018 (all of which were denominated in euros), of which EUR 21,523 million were issued by Banco Santander, S.A. and EUR 500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2018 and 2017 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

546	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

23. Subordinated liabilities

a) Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

				31 December 2018
	Million of euros			Outstanding issue amount in foreign currency	Annual interest
Currency of issue	2018	2017	2016	(million)	rate (%)
Euro	14,001	11,240	8,044	14,001	3.89%
US dollar	7,813	8,008	9,349	8,946	5.30%
Pound sterling	628	874	949	562	8.92%
Brazilian real	—	131	136	—	—
Other currencies	1,378	1,257	1,424

Balance at end of year	23,820	21,510	19,902

Of which, preference shares	345	404	413
Of which, preference participations	9,717	8,369	6,916

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b) Changes

The changes in Subordinated liabilities in the last three years were as follows:

Million of euros
	2018	2017	2016
Balance at beginning of year	21,510	19,902	21,153
Net inclusion of entities in the Group (Note 3)	—	11	—
Of which: Banco Santander, S.A. (Grupo Banco Popular)	—	11	—
Placements	3,283	2,994	2,395
Of which:
Banco Santander, S.A.*	2,750	2,894	2,328
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	281	—	59
Santander Bank Polska S.A.	235	—	—
PSA Banque France	—	78	—
Net redemptions and repurchases**	(1,259)	(870)	(2,812)
Of which:
Banco Santander, S.A.*	(401)	(453)	(1,976)
Santander UK plc	(313)	(60)	(51)
Santander Holdings USA, Inc.	(195)	(72)	—
Santander Bank, National Association	(163)	(285)	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(125)	—	—
Banco Santander (Brasil) S.A.	(62)	—	(716)
Santander Consumer Finance, S.A.	—	—	(70)
Exchange differences and other movements	286	(527)	(834)

Balance at end of year	23,820	21,510	19,902

*	As of 31 December 2017 and 2016, issuer entities were included.
**

The balance relating to issuances, redemptions and repurchases (EUR 2,024 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,245 million), is included in the cash flow from financing activities.

c) Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

At 31 December 2018, Santander UK plc had a GBP 2,041 million subordinated issue which is convertible (having acquired the Group GBP 900 million), at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares

(participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity. The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers.

At 31 December 2018, the following issues were convertible into Bank shares:

On 5 March, 8 May and 2 September 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch three issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum

547

for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On 25 March, 28 May, and 30 September 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on 29 January 2014 Banco Santander (Brasil) S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

On 30 December 2016 Grupo Financiero Santander México, S.A.B. of C.V. made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

On 25 April, and 29 September 2017, Banco Santander, S.A. issued preferred shares contingently convertible in newly issued common shares of the Bank (the “CCPP”), for a nominal amount of 750 million euros, and 1,000 million euros, respectively. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

On 8 February 2018, Banco Santander, S.A. carried out an issue of subordinated obligations for a term of ten years, amounting to EUR1,250 million. The issue accrues an annual interest of 2.125% payable annually.

On 19 March, 2018, Banco Santander, S.A. carried out an issue of contingently convertible preferred shares in common shares of the newly issued Bank (the “PPCC”), for a nominal amount of EUR 1,500 million. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at an annual 4.75%, payable quarterly, for the first seven years (being revised thereafter applying a margin of 410 basis points over the type Mid-swap).

On 20 April 2018, Santander Bank Polska S.A. carried out an issue of subordinated obligations for a term of ten years and with an option to amortize the fifth anniversary of the issue date, for an amount of EUR 1,000 million Polish zlotys. The issue accrues a floating interest of Wibor (6M) + 160 basic points payable semiannually.

On 1 October 2018, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México it issued a subordinated debt for a term of ten years for a nominal amount of 1,300 million US dollars and at an interest rate of 5.95%, the group having acquired 75% of the issue.

The accrued interests from the subordinated liabilities during 2018 amounted to EUR 770 million (EUR 966 million and EUR 945 million during 2017 and 2016, respectively). Interests from the “CCPS” during 2018 amounted to EUR 560 million (EUR 395 million and EUR 334 million in 2017 and 2016, respectively).

24. Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

Million of euros
	2018	2017	2016
Trade payables	1,323	1,559	1,230
Clearing houses	434	767	676
Tax collection accounts:
Public Institutions	3,968	3,212	2,790
Factoring accounts payable	263	290	180
Unsettled financial transactions	3,373	6,375	7,418
Other financial liabilities	15,303	16,225	14,222

	24,664	28,428	26,516

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

548	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

25. Provisions

a) Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

Million of euros
	2018	2017	2016
Provision for pensions and other obligations post-employments	5,558	6,345	6,576
Other long term employee benefits	1,239	1,686	1,712
Provisions for taxes and other legal contingencies	3,174	3,181	2,994
Provisions for contingent liabilities and commitments (Note 2)	779	617	459
Other provisions	2,475	2,660	2,718

Provisions	13,225	14,489	14,459

b) Changes

The changes in Provisions in the last three years were as follows:

Million of euros
	2018					2017					2016
	Provisions for post- employment plans	Provisions for other long term employee benefits	Provisions for contingent liabilities and commitments*	Other provisions	Total	Provisions for post- employment plans	Provisions for other long term employee benefits	Provisions for contingent liabilities and commitments	Other provisions	Total	Provisions for post- employment plans	Provisions for other long term employee benefits	Provisions for contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	6,345	1,686	814	5,841	14,686	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494
Incorporation of Group companies, net	—	—	—	(30)	(30)	59	184	146	1,365	1,754	11	8	(4)	13	28
Additions charged to income:	38	251	(49)	2,253	2,493	237	293	(49)	2,863	3,344	227	368	(40)	2,235	2,790
Interest expense(Note 39)	165	21	—	—	186	175	23	—	—	198	170	31	—	—	201
Staff costs (Note 47)	78	6	—	—	84	82	6	—	—	88	73	8	—	—	81
Provisions or reversion of provisions	(205)	224	(49)	2,253	2,223	(20)	264	(49)	2,863	3,058	(16)	329	(40)	2,235	2,508
Addition	7	227	455	4,612	5,301	2	264	606	3,855	4,727	24	377	226	3,024	3,651
Release	(212)	(3)	(504)	(2,359)	(3,078)	(22)	—	(655)	(992)	(1,669)	(40)	(48)	(266)	(789)	(1,143)
Other additions arising from insurance contracts linked to pensions	(7)	—	—	—	(7)	(7)	—	—	—	(7)	(3)	—	—	—	(3)
Changes in value recognised in equity	(482)	—	—	—	(482)	369	—	—	—	369	1,275	—	—	—	1,275
Payments to pensioners and pre-retirees with a charge to internal provisions	(332)	(625)	—	—	(957)	(355)	(498)	—	—	(853)	(367)	(603)	—	—	(970)
Benefits paid due to settlements	—	—	—	—	—	(260)	—	—	—	(260)	(20)	—	—	—	(20)
Insurance premiums paid	(2)	—	—	—	(2)	—	—	—	—	—	(1)	—	—	—	(1)
Payments to external funds	(368)	—	—	—	(368)	(273)	—	—	—	(273)	(852)	—	—	—	(852)
Amounts used	—	—	(3)	(2,548)	(2,551)	—	—	(3)	(2,997)	(3,000)	—	—	(2)	(2,149)	(2,151)
Transfer, exchange differences and other changes	366	(73)	17	133	443	(1)	(5)	64	(1,102)	(1,044)	(50)	23	(113)	9	(131)

Balances at end of year	5,558	1,239	779	5,649	13,225	6,345	1,686	617	5,841	14,489	6,576	1,712	459	5,712	14,459

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

549

c) Provision for pensions and other obligations post – employments and Other long term employee benefits

The detail of Provisions for pensions and similar obligations is as follows:

Million of euros
	2018	2017	2016
Provisions for post-employment plans - Spanish entities	3,930	4,274	4,701
Provisions for other similar obligations - Spanish entities	1,189	1,643	1,664
Of which: pre-retirements	1,172	1,630	1,644
Provisions for post-employment plans – United Kingdom	130	323	306
Provisions for post-employment plans - Other subsidiaries	1,498	1,748	1,569
Provisions for other similar obligations - Other subsidiaries	50	43	48
Provision for pensions and other obligations post–employments and Other long term employee benefits	6,797	8,031	8,288
Of which: defined benefits	6,791	8,026	8,277

i. Spanish entities - Post-employment plans and other similar obligations

At 31 December 2018, 2017 and 2016, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-

retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date. In 2017, in parallel and simultaneously, Banco Santander and Banco Popular Español, S.A.U. reached an agreement with the workers’ representatives to implement a pre-retirement and incentivised retirement plan, which welcomed 1,715 employees during 2018, being the provision set up to cover these commitments of EUR 209 million. In 2017 and 2016 the provisions accounted for benefit plans and contribution commitments were EUR 248 and 361 million respectively.

In October 2017, the Bank and the workers’ representatives reached an agreement for the elimination and compensation of certain passive rights arising from extra-covenant improvement agreements. The effect of the settlement of the mentioned commitments is shown in the tables included below in the “benefit paid for settlement” line.

The expenses incurred by the Spanish companies in respect of contributions to defined contribution plans amounted to EUR 87 million in 2018 (2017: EUR 90 million; 2016: EUR 93 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans				Other similar obligations
	2018	2017		2016	2018	2017	2016
Annual discount rate	1.55%	1.40% and 1.38% B. Popular		1.50%	1.55%	1.40%	1.50%
Mortality tables	PERM/F-2000	PERM/F-2000		PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%		1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	2.00%*	B. Popular 1.75 in 2018 and Rest B. Santander 1.25	% %	2.00%*	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%		1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A		N/A	From 0%	From 0%	From 0%
					to 1.50%	to 1.50%	to 1.50%

*	Corresponds to the Group’s defined-benefit obligations.

550	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.33% (-50 b.p) to -4.88% (+50 b.p.), respectively, and an increase or decrease in the present value of the long-term obligations of +1.11% (-50 b.p.) to -1.09% (+50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Expected rate of return on plan assets	1.55%	1.40%	1.50%	1.55%	1.40%	N/A
Expected rate of return on reimbursement rights	1.55%	1.40%	1.50%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2018 and the four preceding years is as follows:

Million of euros
	Post-employment plans					Other similar obligations
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Present value of the obligations:
To current employees	60	138	50	48	62	—	—	—	—	—
Vested obligations to retired employees	5,332	5,662	4,423	4,551	4,708	—	—	—	—	—
To pre-retirees employees	—	—	—	—	—	1,187	1,647	1,644	1,801	2,220
Long-service bonuses and other benefits	—	—	—	—	—	17	13	13	12	13
Other	35	112	383	380	307	—	—	—	—	4
	5,427	5,912	4,856	4,979	5,077	1,204	1,660	1,657	1,813	2,237
Less - Fair value of plan assets	1,500	1,640	157	157	167	15	17	—	—	—
Provisions - Provisions for pensions	3,927	4,272	4,699	4,822	4,910	1,189	1,643	1,657	1,813	2,237
Of which:
Internal provisions for pensions	3,720	4,036	4,432	4,524	4,565	1,189	1,642	1,657	1,813	2,237
Insurance contracts linked to pensions (Note 14)	210	238	269	299	345	—	1	—	—	—
Unrecognised net assets for pensions	(3)	(2)	(2)	(1)	—	—	—	—	—	—

551

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Current service cost	18	16	11	1	1	1
Interest cost (net)	73	79	91	18	21	27
Expected return on insurance contracts linked to pensions	(4)	(4)	(5)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	7	13	6
Past service cost	3	—	6	5	—	—
Pre-retirement cost	1	—	6	208	248	355
Other	(4)	(2)	(21)	—	—	(1)

	87	89	88	239	283	388

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 65 million with respect to defined benefit obligations (increased 2017: EUR 41 million; increased 2016: EUR 141 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Present value of the obligations at beginning of year	5,912	4,856	4,979	1,660	1,657	1,813
Incorporation of Group companies, net	(36)	1,563	—	—	202	—
Current service cost	18	16	11	1	1	1
Interest cost	99	94	95	18	21	27
Pre-retirement cost	1	—	6	208	248	355
Effect of curtailment/settlement	(4)	(2)	(21)	—	—	—
Benefits paid	(423)	(388)	(353)	(617)	(490)	(570)
Benefits paid due to settlements	—	(260)	—	—	—	—
Past service cost	3	—	6	5	—	—
Actuarial (gains)/losses	(145)	57	136	6	13	6
Demographic actuarial (gains)/losses	(21)	(7)	15	(3)	10	(1)
Financial actuarial (gains)/losses	(124)	64	121	9	3	7
Exchange differences and other items	2	(24)	(3)	(77)	8	25

Present value of the obligations at end of year	5,427	5,912	4,856	1,204	1,660	1,657

552	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Fair value of plan assets at beginning of year	1,640	157	157	17	—	—
Incorporation of Group companies, net	—	1,507	—	—	18	—
Expected return on plan assets	26	15	4	—	—	—
Benefits paid	(115)	(58)	(8)	(2)	(1)	—
Contributions/(surrenders)	21	3	9	—	—	—
Actuarial gains/(losses)	(73)	24	(2)	(1)	—	—
Exchange differences and other items	1	(8)	(3)	1	—	—

Fair value of plan assets at end of year	1,500	1,640	157	15	17	—

Insurance contracts linked to pensions

Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Fair value of insurance contracts linked to pensions at beginning of year	238	269	299	1	—	—
Incorporation of Group companies, net	—	—	—	—	2	—
Expected return on insurance contracts linked to pensions	4	4	5	—	—	—
Benefits paid	(27)	(29)	(32)	(1)	(1)	—
Paid premiums	2	1	—	—	—	—
Actuarial gains/(losses)	(7)	(7)	(3)	—	—	—

Fair value of insurance contracts linked to pensions at end of year	210	238	269	—	1	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2018 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at 31 December 2018 for the next ten years:

Million of euros
2019	792
2020	662
2021	569
2022	486
2023	425
2024 to 2028	1,604

ii. United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 93 million in 2018 (2017: EUR 82 million; 2016: EUR 81 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

553

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2018	2017	2016
Annual discount rate	2.90%	2.49%	2.79%
Mortality tables	108/86 S2 Light	108/86 S2 Light	116/98 S1 Light TMC
Cumulative annual CPI growth	3.22%	3.15%	3.12%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.94%	2.94%	2.92%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +9.80% (-50 b.p.) and -8.74% (+50 b.p.), respectively. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +6.57% (+50 b.p.) and -6.31% (-50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2018 and the four preceding years is as follows:

Million of euros
	2018	2017	2016	2015	2014
Present value of the obligations	12,079	13,056	12,955	12,271	11,959
Less-
Fair value of plan assets	12,887	13,239	13,118	12,880	12,108
Provisions - Provisions for pensions	(808)	(183)	(163)	(609)	(149)
Of which:
Internal provisions for pensions	130	323	306	150	256
Net assets for pensions	(938)	(506)	(469)	(759)	(405)

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

Million of euros
	2018	2017	2016
Current service cost	31	36	31
Interest cost (net)	(6)	(6)	(22)

	25	30	9

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 481 million with respect to defined benefit obligations (2017: increase of EUR 121 million; 2016: increase of EUR 621 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

Million of euros
	2018	2017	2016
Present value of the obligations at beginning of year	13,056	12,955	12,271
Current service cost	31	36	31
Interest cost	320	347	407
Benefits paid	(489)	(445)	(332)
Contributions made by employees	24	20	20
Past service cost	—	—	—
Actuarial (gains)/losses	(766)	602	2,315
Demographic actuarial (gains)/losses	(21)	(184)	(59)
Financial actuarial (gains)/losses	(745)	786	2,374
Exchange differences and other items	(97)	(459)	(1,757)

Present value of the obligations at end of year	12,079	13,056	12,955

The changes in the fair value of the plan assets were as follows:

Million of euros
	2018	2017	2016
Fair value of plan assets at beginning of year	13,239	13,118	12,880
Expected return on plan assets	326	353	429
Benefits paid	(489)	(445)	(332)
Contributions	209	208	304
Actuarial gains/(losses)	(285)	481	1,694
Exchange differences and other items	(113)	(476)	(1,857)

Fair value of plan assets at end of year	12,887	13,239	13,118

554	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

In 2019 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2018.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016
Equity instruments	17%	20%	25%
Debt instruments	50%	46%	49%
Properties	10%	13%	12%
Other	23%	21%	14%

The following table shows the estimated benefits payable at 31 December 2018 for the next ten years:

Million of euros
2019	297
2020	301
2021	321
2022	345
2023	363
2024 to 2028	2,127

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At 31 December 2018, 2017 and 2016, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 107 million in 2018 (2017: EUR 99 million; 2016: EUR 92 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 9.11% and 9.26%, the CPI 4% and the mortality table the AT-2000.

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +5.25% (-50 b.p.) and -4.80% (+50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2018 and the four preceding years is as follows:

Million of euros
	2018	Of which: business in Brazil	2017	2016	2015	2014
Present value of the obligations	9,116	6,649	9,534	9,876	8,337	10,324
Less-
Of which: with a charge to the participants	167	167	193	153	133	151
Fair value of plan assets	7,743	6,046	7,927	8,445	7,008	8,458
Provisions - Provisions for pensions	1,206	436	1,414	1,278	1,196	1,715
Of which:
Internal provisions for pensions	1,541	756	1,787	1,613	1,478	1,999
Net assets for pensions	(77)	(62)	(98)	(52)	(28)	(8)
Unrecognised net assets for pensions	(258)	(258)	(275)	(283)	(254)	(276)

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The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

Million of euros
	2018	2017	2016
Current service cost	34	35	38
Interest cost (net)	101	104	105
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	5	1	(9)
Past service cost	3	3	18
Pre-retirement cost	(6)	—	(9)
Other	(203)	(19)	(37)

	(66)	124	106

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 64 million with respect to defined benefit obligations (increased EUR 207 million and increased EUR 513 million in 2017 and 2016, respectively).

In December 2011, the financial entities of Portugal, including Banco Santander Totta, S.A. made a partial transfer of the pension commitments to the Social Security. Consequently, Banco Santander Totta, S.A. carried out the transfer of the corresponding assets and liabilities and the current value of the net commitments of the fair value of the corresponding assets of the plan, as of 31 December 2011, under Provisions - Funds for pensions and similar obligations. In 2016, the collective bargaining agreement of the banking sector was approved, consolidating the sharing of responsibility for the pension commitments between the State and the banks.

On the other hand, in 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the heading “benefits paid due to settlements”.

In June 2018, the Group in Brazil reached an agreement with the labour unions to modify the scheme of contributions to certain health benefits, which implied a reduction in commitments amounting to 186 million euros, shown in the following tables under the heading “Effect to curtailment/ settlement”.

The changes in the present value of the accrued obligations were as follows:

Million of euros
	2018	2017	2016
Present value of the obligations at beginning of year	9,534	9,876	8,337
Incorporation of Group companies, net	36	165	171
Current service cost	34	35	38
Interest cost	646	807	802
Pre-retirement cost	(6)	—	(9)
Effect of curtailment/settlement	(199)	(19)	(37)
Benefits paid	(634)	(716)	(690)
Benefits paid due to settlements	—	(24)	(1,352)
Contributions made by employees	5	6	8
Past service cost	3	3	18
Actuarial (gains)/losses	390	404	1,269
Demographic actuarial (gains)/losses	(59)	(140)	439
Financial actuarial (gains)/losses	449	544	830
Exchange differences and other items	(693)	(1,003)	1,321

Present value of the obligations at end of year	9,116	9,534	9,876

The changes in the fair value of the plan assets were as follows:

Million of euros
	2018	2017	2016
Fair value of plan assets at beginning of year	7,927	8,445	7,008
Incorporation of Group companies, net	—	166	154
Expected return on plan assets	573	732	732
Benefits paid	(602)	(683)	(637)
Benefits paid due to settlements	—	(24)	(1,328)
Contributions	199	94	559
Actuarial gains/(losses)	308	203	687
Exchange differences and other items	(662)	(1,006)	1,270

Fair value of plan assets at end of year	7,743	7,927	8,445

In 2019 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2018.

556	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016
Equity instruments	7%	6%	7%
Debt instruments	83%	84%	88%
Properties	1%	3%	1%
Other	9%	7%	4%

The following table shows the estimated benefits payable at 31 December 2018 for the next ten years:

Million of euros
2019	593
2020	603
2021	612
2022	629
2023	644
2024 to 2028	3,429

d) Provisions for taxes and other legal contingencies and Other provisions

Provisions - Provisions for taxes and other legal contingencies and Provisions - Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

Million of euros
	2018	2017	2016
Recognised by Spanish companies	1,647	1,666	1,148
Recognised by other EU companies	1,044	1,127	1,300
Recognised by other companies	2,958	3,048	3,264
Of which:
Brazil	2,496	2,504	2,715

	5,649	5,841	5,712

Set forth below is the detail, by type of provision, of the balance at 31 December 2018, 2017 and 2016 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

Million of euros
	2018	2017	2016
Provisions for taxes	864	1,006	1,074
Provisions for employment-related proceedings (Brazil)	859	868	915
Provisions for other legal proceedings	1,451	1,307	1,005
Provision for customer remediation	652	885	685
Regulatory framework-related provisions	105	101	253
Provision for restructuring	492	360	472
Other	1,226	1,314	1,308

	5,649	5,841	5,712

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated amount related

557

to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions relating to the FSCS (Financial Services Compensation Scheme), the Bank Levy in the UK and in Poland the provision related to the Banking Tax.

The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 25.e to the consolidated financial statements.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main movements during the 2018 of the breakdown provisions are shown below:

Regarding the provisions arising from civil contingencies and legal nature, Brazil provides in the period EUR 359 million (2017: EUR 355 million, 2016: EUR 201 million) due to civil contingencies and EUR 288 million (2017: EUR 505 million, 2016: EUR 395 million) arising from employment related claims. This increase was partially offset by the use of available provisions of which EUR 299 million (2017: EUR 388 million, 2016: EUR 284 million) were related to payments of employment-related claims and EUR 191 million (2017: EUR 203 million, 2016: EUR 239 million) due to civil contingencies.

Regarding the provisions arising for customer remediation, EUR 16 million (2017: EUR 164 million, 2016: EUR 179 million) are released, and EUR 128 million (2017: EUR 106 million, 2016: EUR 173 million) are used in United Kingdom. On the other hand, in Banco Popular. S.A.U., an amount of EUR 119 million (2017: EUR 223 million) has been used in the year from floor clauses.

Regarding the provisions constituted by regulatory framework, EUR 73 million have been charged (2017: EUR 106 million; 2016: EUR 173 million) and EUR 88 million have been used during 2018 (2017: EUR 151 million; 2016: EUR 169 million) in United Kingdom (Bank

Levy and FSCS). In addition, EUR 100 million have been provisioned and paid in Poland.

Regarding the provisions for restructuring process, a further provision of EUR 290 million (2017: EUR 425 million; 2016: EUR 244 million) was registered in Spain. This increase was partially offset by the use of EUR 179 million (2017: EUR 162 million; 2016: EUR 206 million).

e) Litigation and other matters

i. Tax-related litigation

At 31 December 2018 the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11.727/2008, a provision having been recognised for the amount of the estimated loss. Due to recent unfavourable decisions of the courts, the Group in Brazil has withdrawn their actions and paid the amount claimed, using the existing provision.

•	Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. The risk is classified as possible and there is a provision for the amount of the estimated loss.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of the years 1998, 2001, 2005 and 2006 on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.”

558	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. There is a provision recognised for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. Actually it is appealed before the CARF. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

•	Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. A provision was recognised in connection with the amount of the estimated loss.
•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income, as it is fully provisioned.

•	Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Group has not recognised provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At 31 December 2018, the main non-tax-related proceedings concerning the Group were as follows:

•	Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 31 December 2018, the remaining provision for PPI redress and related costs amounted to GBP 246 million (EUR 275 million) and GBP 356 million (EUR 406 million) as of 31 December 2017. This provision represents management’s best estimate of Santander UK plc future liability in respect of mis-selling of PPI policies and is based on recent claims experience and consideration of the FCA Consultation paper CP18/33 (Regular premium PPI complaints and recurring non-disclosure of commission – feedback on CP18/18, final guidance, and consultation on proposed mailing requirements) issued on 7 November 2018. It has been calculated using key assumptions such as the estimated number of customer complaints received, the number of rejected misselling claims that will be in scope for Plevin v Paragon Personal Finance Limited [2014] UKSC 61 redress, and the determination of liability with respect to a specific portfolio of claims. The provision will be subject to continuous review, taking into account the impact of any further claims received and FCA guidance.

•

Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. The bank is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Two arbitration proceedings were instigated before the Spanish Court of Arbitration with an outcome of two awards in favour of the Bank. However, these two arbitration awards were annulled for procedural issues. Mobiliaria Monesa (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both

559

Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has not recognised any provisions in this connection.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: the claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors and the relevant clause was eliminated in 2001. The Regional and the High Employment Court ordered the bank to pay this half-yearly bonus since the event until nowadays. The Bank filed an appeal which awaits judgment before the Federal Supreme Court (STF). The Bank has not recognised any provisions in this connection.

•	“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally (‘economic plans’). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already homologated by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from February 2018. The provisions recorded for the economic plan processes are considered sufficient.

•	CNMC: after an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on 13 February 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine.

•	Floor clauses (“cláusulas suelo”): As a consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called “floor clauses” or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included “floor clauses” in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of January 2, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 357 million provisions have been used by the Group (EUR 238 million in 2017 and EUR 119 million in 2018) mainly for refunds as a result of the extrajudicial process mentioned above. As of December 31, 2018, the amount of the Group’s provisions in relation to this matter amounts to EUR 104 million which covers the probable risk.

•	Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution’s business, in the application accordance with the single resolution framework regulation referred to in Note 3, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB’s resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Popular Español, S.A.U., Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U. There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On 15 January 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on 28 September 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The Bank has resorted this decision.

At this time it is not possible to foresee the total number of demands and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in Note 3 of the consolidated financial statements.

560	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

•	German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK—Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in this connection.

•	Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state’s consumer protection statutes. SC was informed that these states serve on behalf of a group of 32 state Attorneys General. The subpoenas contain broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC has responded to these requests within the deadlines specified in the CIDs and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

•	Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of 31 December 2018, Santander Securities LLC (SSLLC) had received 589 FINRA arbitration cases related to Puerto Rico bonds and Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract of the acquirers, unsuitability, over-concentration of the investments and defect to supervise. There were 420 arbitration cases that remained pending as of 31 December 2018. The provisions recorded for these matters are considered sufficient.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

With the information available to it, the Group considers that, at 31 December 2018, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26. Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

Million of euros
	2018	2017	2016
Transactions in transit	803	811	994
Accrued expenses and deferred income	6,621	6,790	6,507
Other	5,664	4,990	3,569

	13,088	12,591	11,070

27. Tax matters

a) Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities). On 1 January 2018 those entities that were part of the Consolidated Tax Group which parent company was Banco Popular Español, S.A.U., and that meet the requirements have been integrated in the aforementioned Consolidate Tax Group.

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b) Years open for review by the tax authorities

In 2018 the conformity and non-conformity acts relating to the financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years that have been appealed, Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, and there are sound arguments as proof in the appeals pending or to be filed against them. Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2018 are subject to review. At the date of approval of these accounts, the beginning of VAT proceedings for periods not yet prescribed up to and including 2016 have been notified.

Likewise, in 2018 the partial actions relating to corporate income tax for 2016 of the Consolidated Tax Group of which Banco Popular Español, S.A.U. was the parent were completed, and a certificate of conformity was drawn up confirming the tax return filed by the taxpayer. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

561

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

c) Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

Million of euros
	2018	2017	2016
Consolidated profit (loss) before tax:
From continuing operations	14,201	12,091	10,768
From discontinued operations	—	—	—
	14,201	12,091	10,768
Income tax at tax rate applicable in Spain (30%)	4,260	3,628	3,230
By the effect of application of the various tax rates applicable in each country*	509	539	312
Of which:
Brazil	719	656	396
United Kingdom	(99)	(78)	(63)
United States	(57)	68	94
Chile	(35)	(48)	(54)
Effect of profit or loss of associates and joint ventures	(221)	(211)	(133)
Effect of deduction of goodwill in Brazil	—	(164)	(184)
Effect of reassessment of deferred taxes	—	(282)	(20)
Permanent differences**	338	374	77
Current income tax	4,886	3,884	3,282
Effective tax rate	34,40%	32,12%	30,48%
Of which:
Continuing operations	4,886	3,884	3,282
Discontinued operations (Note 37)	—	—	—
Of which:
Current taxes	4,763	3,777	1,493
Deferred taxes	123	107	1,789
Taxes paid in the year	3,342	4,137	2,872

*

Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

**	Including the recognition of tax credits in Portugal in 2018.

d) Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2018, 2017 and 2016:

Million of euros
	2018*	2017	2016
Other comprehensive income
Items not reclassified to profit or loss	(225)	60	364
Actuarial gains or (-) losses on defined benefit pension plans	(199)	60	364
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	—
Financial liabilities at fair value with changes in results attributed to changes in credit risk	(26)
Items that may be reclassified to profit or loss	124	—	(694)
Cash flow hedges	(50)	108	(136)
Changes in the fair value of debt instruments through other comprehensive income	167
Financial assets available for sale		(97)	(552)
Debt instruments		(366)	(368)
Equity instruments		269	(184)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	7	(11)	(6)

Total	(101)	60	(330)

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

e) Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

On 26 June 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every member state as from 1 January 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

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In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetizable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of 29 December 2010, and amended by Law no. 10, of 26 February 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of 28 February 2013 and, in Spain, through Royal Decree-Law 14/2013, of 29 November confirmed by Law 27/2014, of 27 November tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.

In a similar manner, Italy, by decree of 3 May 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2018, 2017 and 2016 is as follows:

Million of euros
	2018		2017		2016
	Monetizable***	Other	Monetizable***	Other	Monetizable*	Other
Tax assets:	10,866	12,392	11,046	12,164	9,649	11,615
Tax losses and tax credits	—	4,276	—	4,457	—	4,934
Temporary differences	10,866	8,116	11,046	7,707	9,649	6,681
Of which:
Non-deductible provisions	—	2,613	—	2,336	—	1,645
Valuation of financial instruments	—	609	—	530	—	1,042
Loan losses	7,279	1,308	7,461	1,159	6,082	940
Pensions	3,587	632	3,585	723	3,567	641
Valuation of tangible and intangible assets	—	1,215	—	1,077	—	537
Tax liabilities:	—	5,568	—	4,837	—	5,694
Temporary differences	—	5,568	—	4,837	—	5,694
Of which:
Valuation of financial instruments	—	1,168	—	1,207	—	1,105
Valuation of tangible and intangible assets	—	1,503	—	1,256	—	1,916
Investments in Group companies	—	880	—	808	—	1,265

*	Not deductible from regulatory capital.
**

Banco Popular Español, S.A.U. requested the conversion of part of its monetizable assets in 2017 (EUR 486 million which were approved in 2018) and in 2018 (EUR 995 million pending resolution) given the circumstances of the aforementioned regulations are applied.

563

The Group only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the results generated by the various entities in prior years, (ii) each entity or tax group’s projected earnings, (iii) the estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognised deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:

Spain

The deferred tax assets recognised at the Consolidated Tax Group total EUR 12,987 million, of which EUR 7,422 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 2,465 million for other temporary differences and EUR 3,100 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognised in Brazil total EUR 5,869 million, of which EUR 3,249 million were for monetizable temporary differences, EUR 2,392 million for other temporary differences and EUR 228 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognised in the United States total EUR 1,209 million, of which EUR 512 million were for temporary differences and EUR 697 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered before 2028. The recognised tax loss and tax credit carryforwards will be recovered before 2029.

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The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

Million of euros
	Balances at 31 December 2017	IFRS9 Adoption impact (Balance at 1 January 2018)	(Charge)/ credit to income	Foreign currency balance translation differences and other items	(Charge)/ credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2018
Deferred tax assets	23,210	680	241	(807)	149	(215)	23,258
Tax losses and tax credits	4,457	—	(128)	1	—	(54)	4,276
Temporary differences	18,753	680	369	(808)	149	(161)	18,982
Of which: monetizable	11,046	273	390	(843)	—	—	10,866
Deferred tax liabilities	(4,837)	—	(364)	(114)	(315)	62	(5,568)
Temporary differences	(4,837)	—	(364)	(114)	(315)	62	(5,568)

	18,373	680	(123)	(921)	(166)	(153)	17,690

Million of euros
		Balances at 31 December 2016	(Charge)/ credit to income	Foreign currency balance translation differences and other items	(Charge)/ credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2017
Deferred tax assets		21,264	(675)	(756)	(1)	3,378	23,210
Tax losses and tax credits		4,934	(279)	(205)	—	7	4,457
Temporary differences		16,330	(396)	(551)	(1)	3,371	18,753
Of which: monetizable		9,649	(185)	(455)	—	2,037	11,046
Deferred tax liabilities		(5,694)	568	414	19	(144)	(4,837)
Temporary differences		(5,694)	568	414	19	(144)	(4,837)

		15,570	(107)	(342)	18	3,234	18,373

Million of euros
		Balances at 31 December 2015	(Charge)/ credit to income	Foreign currency balance translation differences and other items	(Charge)/ credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2016
Deferred tax assets		22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits		4,808	194	110	—	(178)	4,934
Temporary differences		17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable		8,887	49	713	—	—	9,649
Deferred tax liabilities		(5,565)	(478)	98	(26)	277	(5,694)
Temporary differences		(5,565)	(478)	98	(26)	277	(5,694)

		16,480	(1,789)	1,453	(577)	3	15,570

565

Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 5,500 million, the use of which EUR 450 million is subject, among other requirements, to time limits.

f) Tax reforms

The following significant tax reforms were approved in 2018 and previous years:

The Tax Cuts and Jobs Act (the 2017 Act) was approved in the United States on 22 December 2017. The main amendments introduced in this tax regulation affected the US corporate tax rates, some business-related exclusions and deductions and credits. Likewise, this amendment entailed an international tax impact for many companies that operate internationally. The main impact is derived from the decrease in the federal tax rate that was reduced from 35% to 21%, which affected both the amount and estimation of the recoverability of deferred tax assets and liabilities during 2017 as well as the profit after tax from 2018. The estimated impact on the Group, arisen from the affected subsidiaries, which was already recorded as of 31 December 2017, did not represent a significant amount in the attributable profit.

On 29 December 2017, Law No. 27430 on the reform of the Argentine tax system was published, whose main measures entered into force on 1 January 2018, therefore it had no effect on the Group’s accounts in 2017. Among other measures, it is established a gradual reduction of the income tax from the 35% applicable until 2017, to 30% in 2018 and 2019, and up to 25% in 2020 and ahead, which is complemented by a dividend withholding of 7% for those distributed with a charge to 2018 and 2019 financial years, and 13% if distributed with a charge to 2020 onwards.

On December 2016, the Royal Decree-Law 3-2016 was approved in Spain under which the following tax measures were adopted, among others,: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax was reduced( the limit was reduced from 70% to 25% of the tax base), (ii) this regulation set out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also set out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv) the regulation included the non-deductibility of the losses generated from the transmission of participations performed from

1 January 2017.

The effects of this reform for the consolidated tax Group were: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non significant amount; (ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, that has no an adverse effect on the accounts, since there are no legal restrictions on the availability of shares; (iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction was approved in 2016 regarding the tax rate of the Corporate Tax, from 20% to 17%. The applicable rate from 1 April 2017 is of 19%, and it will be 17% from 1 April 2020. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge applies from 1 January 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

In Brazil, in 2015, there was also an increase for insurance and financial companies and in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from 1 September 2015 to 31 December 2018).Since 1 January 2019, the tax rate is 15% again, as a result of which the income tax rate (25%) plus the CSL rate total 40% for those companies.

As a result of the tax reform approved in Chile in 2012, the applicable tax rate gradually increased from 20% to 27% from 2018 onwards.

g) Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2018/19. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

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28. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

Million of euros
	2018	2017	2016
Santander Consumer USA Holdings Inc.	1,652	1,479	1,963
Santander Bank Polska S.A.	1,538	1,901	1,653
Grupo PSA	1,409	1,305	1,149
Banco Santander (Brasil) S.A.	1,114	1,489	1,784
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,093	1,056	1,069
Banco Santander - Chile	1,085	1,209	1,204
Grupo Metrovacesa	—	836	449
Other companies*	1,493	1,481	1,208

	9,384	10,756	10,479

Profit/(Loss) for the year attributable to non-controlling interests	1,505	1,588	1,282
Of which:
Banco Santander (Brasil) S.A.	292	288	194
Banco Santander (Chile) S.A.	279	264	215
Grupo PSA	232	206	171
Santander Consumer USA Holdings Inc.	218	368	256
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	216	194	190
Santander Bank Polska S.A.	173	160	148
Other companies	95	108	108

	10,889	12,344	11,761

*	Includes a Santander UK plc issuance of perpetual equity instruments of EUR 1,280 million in 2018 (EUR 1,290 million and EUR 753 million in 2017 and 2016, respectively).

b) Changes

The changes in Non-controlling interests are summarised as follows:

Million of euros
	2018*	2017	2016
Balance at the end of the previous year	12,344	11,761	10,713
Effect of changes in accounting policies**	(1,292)	—	—
Balance at beginning of year	11,052	11,761	10,713
Other comprehensive income	(109)	(583)	374
Exchange differences	(135)	(653)	360
Cash flow hedge	(1)	(11)	45
Available for sale equity		(2)	(30)
Available for sale fixed income		71	38
Changes in the fair value of equity instruments	(12)
Changes in the fair value of debt instruments	40
Other	(1)	12	(39)
Other	(54)	1,166	674
Profit attributable to non-controlling interests	1,505	1,588	1,282
Modification of participation rates	(65)	(819)	(28)
Change of perimeter	(660)	(39)	(197)
Dividends paid to minority shareholders	(687)	(665)	(800)
Changes in capital and others concepts	(147)	1,101	417

Balance at end of year	10,889	12,344	11,761

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	See change in consolidated statements of changes in total equity.

During 2016, there was a decrease of EUR 621 million in Non - controlling interests due to the transaction of Metrovacesa, S.A. (See Note 3).

Additionally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of Non - controlling interests of EUR 410 million.

During the year 2017, the Group completed the acquisition of 9.65% of shares of Santander Consumer USA Holdings Inc (See Note 3), which resulted in a reduction of EUR 492 million in the balance of Non-controlling interests.

567

In 2018 there was a loss of control over Metrovacesa, S.A. in the Group, which has led to a decrease of EUR 826 million in the balance of Minority interests (see Note 3).

The foregoing changes are shown in the consolidated statement of changes in total equity.

c) Other information

The financial information on the subsidiaries with significant non-controlling interests at 31 December 2018 is summarised below:

Million of euros*
	Banco Santander (Brasil) S.A.	Banco Santander - Chile	Grupo Financiero Santander México, S.A.B de C.V.	Santander Bank Polska S.A.	Santander Consumer USA Holdings Inc.
Total assets	166,036	50,911	65,876	43,669	38,526
Total liabilities	150,760	46,035	60,507	38,736	32,340
Net assets	15,276	4,876	5,369	4,933	6,186
Total income	13,345	2,535	3,527	1,488	4,215

Total profit	2,940	901	975	424	710

*	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

29. Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:

•	Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.

•	Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.
•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

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a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

Million of euros
	31/12/2018	31/12/2017	31/12/2016
	(IFRS9)*	(IAS39)	(IAS39)
Other comprehensive income	(22,141)	(21,776)	(15,039)
Items that will not be reclassified to profit or loss	(2,936)	(4,034)	(3,933)
Actuarial gains and losses on defined benefit pension plans	(3,609)	(4,033)	(3,931)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	(1)	(2)
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	597
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	75
Items that may be reclassified to profit or loss	(19,205)	(17,742)	(11,106)
Hedges of net investments in foreign operations (effective portion)	(4,312)	(4,311)	(4,925)
Exchange differences	(15,730)	(15,430)	(8,070)
Cash flow hedges (effective portion)	277	152	469
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	828
Hedging instruments (items not designated)	—
Financial assets available for sale		2,068	1,571
Debt instruments		1,154	423
Equity instruments		914	1,148
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(268)	(221)	(151)

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans

Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2018 amounted to EUR 618 million - See Note 25.b -, with the following breakdown:

•	Decrease of EUR 65 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate—increase from 1.40% to 1.55%.

•	Decrease of EUR 481 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate - increase from 2.49% to 2.90%.

•	Increase of EUR 95 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the reduction in the discount rate (from 9.53% to 9.11% in pension benefits and 9.65% to 9.26% in medical benefits), as well as variations in the other hypotheses.

569

The other modification in accumulated actuarial profit or losses is a decrease of EUR 167 million as a result of exchange rate and other effects, mainly in Brazil (depreciation of the real).

c) Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealised fair value changes of equity instruments at fair value with changes in other comprehensive income.

The following is a breakdown of the composition of the balance as of 31 December 2018 (IFRS9) under “Other comprehensive income” - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer:

Million of euros
	31/12/18*
	Capital gains	Capital losses	Net gains/losses
	by valuation	by valuation	by valuation	Fair value
Equity instruments
Domestic
Spain	20	(216)	(196)	417
International
Rest of Europe	160	(76)	84	652
United States	9	—	9	42
Latin America and rest	708	(8)	700	1,560
	897	(300)	597	2,671
Of which:
Publicly listed	818	(18)	800	1,943
Non publicly listed	79	(282)	(203)	728

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences

The changes in 2018 reflect the negative effect of the depreciation of large part of the currencies, mainly the Brazilian real and pound sterling, whereas the changes in 2017 reflect the negative effect of the sharp depreciation of the Brazilian real and the US dollar.

Of the change in the balance in these years, a loss of EUR 556, 1,704 and 185 million in 2018, 2017 and 2016 relate to the measurement of goodwill.

The detail, by country is as follows:

Million of euros
	2018	2017	2016
Net balance at end of year	(20,042)	(19,741)	(12,995)
Of which:
Brazilian Real	(12,950)	(11,056)	(8,435)
Pound Sterling	(3,924)	(3,732)	(2,996)
Mexican Peso	(2,312)	(2,230)	(1,908)
Argentine Peso*	—	(1,684)	(1,309)
Chilean Peso	(1,238)	(866)	(614)
US Dollar	1,330	555	2,849
Other	(948)	(728)	(582)

*	In 2018, due to the application of IAS29 for hyperinflationary economies, they have been transferred to Other Reserves (see Note 33).

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e) Other comprehensive income -Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)

Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items aff1ect it (See Note 11).

f) Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and available-for-sale (IAS39)

Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and Financial assets available-for-sale (IAS39) (See Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and Financial assets available-for-sale (IAS39) at 31 December 2018, 2017 and 2016 is as follows:

Million of euros
	31 December 2018*				31 December 2017				31 December 2016
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain	326	(3)	323	38,550	660	(25)	635	48,217	610	(26)	584	32,729
Rest of Europe	373	(55)	318	17,494	306	(24)	282	20,244	50	(170)	(120)	16,879
Latin America and rest of the world	448	(117)	331	42,599	404	(129)	275	39,132	167	(163)	4	35,996
Private-sector debt securities	37	(178)	(141)	19,777	90	(128)	(38)	20,888	117	(162)	(45)	25,683

	1,184	(353)	831	118,420	1,460	(306)	1,154	128,481	944	(521)	423	111,287

Equity instruments
Domestic
Spain	—	—	—	—	5	(2)	3	1,373	48	(5)	43	1,309
International
Rest of Europe	—	—	—	—	166	(2)	164	979	284	(4)	280	1,016
United States	—	—	—	—	14	(5)	9	560	21	—	21	772
Latin America and rest of the world	—	—	—	—	744	(6)	738	1,878	811	(7)	804	2,390

	—	—	—	—	929	(15)	914	4,790	1,164	(16)	1,148	5,487

Of which:
Listed	—	—	—	—	828	(5)	823	2,900	999	(11)	988	3,200
Unlisted	—	—	—	—	101	(10)	91	1,890	165	(5)	160	2,287

	—	—	—	—	2,389	(321)	2,068	133,271	2,108	(537)	1,571	116,774

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

571

At the end of 2017 and 2016 the Group assessed whether there is any objective evidence that the instruments classified Changes in the fair value of debt and equity instruments measured at fair value with changes in other comprehensive income and Financial assets available-for-sale (IAS39) (debt securities and equity instruments) were impaired.

This assessment included but was not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts’ reports and forecasts and other independent market information.

As of 1 January 2018, with the entry into force of IFRS9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.

At the end of the years 2018, 2017 and 2016, the Group recorded under Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss, net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income (IFRS9) a provision of EUR 1 million in 2018, and in the line of available-for-sale financial assets (IAS39) a provision of EUR 10 million in equity instruments in 2017, and a reversal of provision of EUR 25 million and a provision of EUR 14 million in debt and equity instruments, respectively, in 2016.

Until 31 December 2017, in the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis were assessed, the duration and significance of the fall in its market price below cost for the Group was taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assessed, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss was recognised in the income statement for the amount of the loss registered in equity under Other comprehensive income – Items that may be reclassified to profit or loss – Items not reclassified to profit or loss – Other Valuation adjustments. Also, where the Group was not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument was written down to its fair value.

As of January 1, 2018, with the entry into force of IFRS9, no impairment analysis is performed of equity instruments recognised under Other comprehensive income. IFRS9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets.

g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates

The changes in other comprehensive income - Entities accounted for using the equity method were as follows:

Million of euros
	2018	2017	2016
Balance at beginning of year	(222)	(153)	(232)
Revaluation gains/(losses)	(65)	(84)	79
Net amounts transferred to profit or loss	20	15	—
Balance at end of year	(267)	(222)	(153)
Of which:
Zurich Santander Insurance América, S.L.	(159)	(145)	(84)

30. Shareholders’ equity

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2018 is set forth below.

31. Issued capital

a) Changes

At 31 December 2015 the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million.

On 4 November 2016, a capital increase of EUR 74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At 31 December 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million.

As a result of the acquisition of Banco Popular Español, S.A.U. described in Note 3, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on 3 July 2017, reported on the agreement of the executive committee of Banco Santander, S.A. to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same

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class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from 6 to 20 July 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

On 7 November 2017, a capital increase of EUR 48 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 95,580,136 shares were issued (0.6% of the share capital).

At 31 December 2017 the Bank’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.

On 7 November 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).

Therefore, the Bank’s new capital consists of EUR 8,118 million at 31 December 2018, represented by 16,236,573,942 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. During 2018 and the beginning of 2019 the number of markets where the Bank is listed has been reduced; the Bank’s shares has been delisted from Buenos Aires, Milan, Lisboa and Sao Paulo’s markets.

At 31 December 2018, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than

3%1 were State Street Bank & Trust Company (13.09%), The Bank of New York Mellon Corporation (8.85%), Chase Nominees Ltd. (6.69%), EC Nominees Limited (3.96%) and BNP Paribas (3.79%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital2 or voting power.

As of 31 December 2018, the shareholders of the Bank did not have owners of shares resident in tax havens with a participation of more than 1% of the share capital.

(1)	The threshold stipulated in Royal Decree 1362/2007 of 19 October, which implemented the Spanish Securities Market Act 24/1988 of 28 July defining the concept of significant holding.

(2)

The website of the Comisión Nacional del Mercado de Valores (www. cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on 09 August 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.585%, plus a further stake of 0.158% held through financial instruments. During 2018, Blackrock Inc. informed the Spanish CNMV of the following movements regarding its voting rights in the Bank: 23 April 2018, reduction below 5%, and 8 May 2018, increase above 5%. However, according to the Bank’s shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on 31 December 2018.

b) Other considerations

The shareholders at the annual general meeting of 18 March 2016 also resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the ordinary general meeting of shareholders of 7 April 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of EUR 500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.

Likewise, the additional capital authorised by the ordinary general meeting of shareholders on 7 April 2017 is not more than EUR 3,645,585,175. The term available to the Bank’s administrators to execute and carry out capital increases up to that limit ends on 7 April 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to EUR 1,458,234,070.

At 23 March 2018, the ordinary general meeting of shareholders also agreed to delegate to the board of directors the broadest power to execute the capital increase agreement adopted by the shareholders meeting and the authorization to the Board of directors to increase it.

At 31 December 2018 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.

At 31 December 2018 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 63 million shares, which represented 0.39% of the Bank’s share capital. In addition, the

573

number of Bank shares owned by third parties and received as security was 212 million shares (equal to 1.30% of the Bank’s share capital).

At 31 December 2018 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (See Appendix V).

32. Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The reduction of EUR 74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in the balance of Share premium in 2017 is the result of the capital increase of EUR 6,343 million approved on 3 July 2017 (See note 31.a) and the reduction of EUR 48 million is due the capital increases charge to reserve arising from the Santander Diviendo Elección program.

The decrease produced in 2018 is a consequence of the reduction of EUR 50 million to cope with the capital increase as a result of the Santander Dividendo Elección program.

Also, in 2018, 2017 and 2016 an amount of EUR 10 million was transferred from the Share premium account to the Legal reserve (2017: EUR 154 million; 2016: EUR 15 million) (See note 33.b.i).

33. Accumulated retained earnings

a) Definitions

The balance of Equity - Accumulated gains and Other reserves includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the consolidated income statement.

b) Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

Million of euros
	2018	2017	2016
Restricted reserves	2,580	2,880	2,686
Legal reserve	1,624	1,614	1,459
Own shares	902	1,212	1,173
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	12,100	11,368	11,285
Voluntary reserves*	5,737	6,904	7,192
Consolidation reserves attributable to the Bank	6,363	4,464	4,093
Reserves of subsidiaries	37,593	36,862	34,568
Reserves of entities accounted for using the equity method	917	725	465

	53,190	51,835	49,004

*	In accordance with the commercial regulations in force in Spain.

i. Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2018 the Bank transferred EUR 10 million from the Share premium account to the Legal reserve (2017: EUR 154 million; 2016: EUR 15 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at 31 December 2018 the Legal reserve was of the stipulated level.

ii. Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares plus the own treasury shares amount.

iii. Revaluation reserve Royal Decree Law 7/1996, of 7 June

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on

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which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of 7 June, it would be subject to taxation.

iv. Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

Million of euros
	2018	2017	2016
Banco Santander (Brasil) S.A. (Grupo Consolidado)	10,755	9,874	8,993
Grupo Santander UK	8,207	7,724	6,887
Grupo Santander Holdings USA	4,260	4,150	4,091
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,436	3,229	3,255
Banco Santander - Chile	2,963	2,764	2,630
Grupo Santander Consumer Finance	2,841	2,465	2,027
Banco Santander Totta, S.A. (Grupo Consolidado)	2,729	2,821	2,593
Santander Bank Polska S.A.	1,387	1,093	967
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	714	638	824
Banco Santander (Suisse) SA	369	381	354
Santander Investment, S.A.	208	202	349
Banco Santander Río S.A.	(82)	1,639	1,326
Cartera Mobiliaria, S.A., SICAV	—	—	377
Exchange differences, consolidation adjustments and other companies*	(194)	(118)	(105)
	37,593	36,862	34,568
Of which, restricted	2,964	2,777	2,730

*	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34. Other equity instruments and own shares

a) Equity instruments issued not capital and other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.

On 8 September 2017, Banco Santander issued contingent redeemable perpetual bonds (the “Fidelity Bonds”) amounting to EUR 981 million nominal value - EUR 686 million fair value- of those in the power of third parties an amount amounting to EUR 549 million. On 31 December 2018 amounted to EUR 565 million.

Aditionally, at 31 December 2018 the Group had other equity instruments amounting to EUR 234 million.

b) Own shares

Shareholders’ equity - Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On 21 October 2013 and 23 October 2014 the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.075% of issued share capital at 31 December 2018 (31 December 2017: 0.024%; 31 December 2016: 0.010%).

The average purchase price of the Bank’s shares in 2018 was EUR 4.96 per share and the average selling price was EUR 4.98 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was of EUR 0 million in 2018 (2017: EUR 26 million; 2016: EUR 15 million).

35. Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a) Guarantees and contingent commitments granted

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

Million of euros
	31/12/18	31/12/17	31/12/16
Loans commitment granted	218,083	207,671	202,097
Of which doubtful	298	81	8
Financial guarantees granted	11,723	14,499	17,244
Of which doubtful	181	254	1,070
Financial guarantees	11,557	14,287	17,244
Credit derivatives sold	166	212	—
Other commitments granted	74,389	64,917	57,055
Of which doubtful	983	992	—
Technical guarantees	35,154	30,273	23,684
Other	39,235	34,644	33,371

575

The breakdown as at 31 December 2018 of the exposures and the provision fund (see note 25) out of balance sheet by impairment stage under IFRS9 is EUR 297,409 million and EUR 382 million in stage 1, EUR 5,324 million and EUR 132 million in stage 2 and EUR 1,462 million and EUR 265 million in stage 3, respectively. Additionally, the Group had provisions for guarantees and commitments granted for an amount of EUR 617 and 459 million and a doubtful exposure amounting to EUR 1,327 and 1,078 million, as at 31 December 2017 and 2016, respectively.

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

i. Loan commitments granted

Loan commitments granted: firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.

ii. Financial guarantees granted

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

iii. Other commitments granted

Other contingent liabilities include all commitments that could give rise to the recognition of financial assets not included in the above items, such as technical guarantees and guarantees for the import and export of goods and services.

b) Memorandum items

i) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

Million of euros
	2018	2017	2016
Investment funds	127,564	135,749	129,930
Pension funds	11,160	11,566	11,298
Assets under management	19,131	19,259	18,032

	157,855	166,574	159,260

ii) Non-managed marketed funds

At 31 December 2018 there are non-managed marketed funds totalling EUR 42,211 million (31 December 2017: EUR 41,398 million; 31 December 2016: EUR 23,247 million).

c) Third-party securities held in custody

At 31 December 2018 the Group held in custody debt securities and equity instruments totalling EUR 940,650 million (31 December 2017: EUR 997,061 million; 31 December 2016 EUR 965,648 million) entrusted to it by third parties.

36. Hedging derivatives

The Group, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.

Based on its objective, the Group classifies its hedges in the following categories:

•	Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).

•	Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.

•	Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.

The following table contains details of the hedging instruments used in the Group’s hedging strategies as of 31 December 2018:

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Million of euros
	2018
		Carrying amount		Changes in fair value used for calculating hedge
	Notional Value	Assets	Liabilities	ineffectiveness	Balance sheet line items
Fair value hedges:	178,719	3,451	(5,114)	96
Interest rate risk	163,241	2,648	(4,616)	56
Equity swap	109	—	(2)	—	Hedging derivatives
Future interest rate	7,702	—	—	(126)	Hedging derivatives
Interest rate swap	129,217	2,345	(4,168)	321	Hedging derivatives
Call money swap	19,579	170	(250)	(32)	Hedging derivatives
Currency swap	4,957	121	(45)	(17)	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	(6)	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	1,611	5	(145)	(99)	Hedging derivatives
Exchange rate risk	3,019	11	(1)	3
Fx forward	3,019	11	(1)	3	Hedging derivatives
Interest rate and exchange rate risk	12,237	792	(493)	42
Interest rate swap	3,022	143	(20)	(15)	Hedging derivatives
Call money swap	20	—	—	—	Hedging derivatives
Currency swap	9,195	649	(473)	57	Hedging derivatives
Inflation risk	168	—	(4)	(5)
Call money swap	64	—	(3)	(3)	Hedging derivatives
Currency swap	104	—	(1)	(2)	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives
Cash flow hedges:	118,400	4,865	(976)	(28)
Interest rate risk	38,229	307	(229)	203
Fx forward	49	—	(1)	(1)	Hedging derivatives
Future interest rate	127	—	—	29	Hedging derivatives
Interest rate swap	33,956	240	(202)	159	Hedging derivatives
Currency swap	2,350	57	(26)	11	Hedging derivatives
Floor	1,747	10	—	5	Hedging derivatives
Exchange rate risk	38,457	971	(568)	(878)
Future FX and c/v term FV	4,955	—	—	(697)	Hedging derivatives
FX forward	3,283	186	(15)	(36)	Hedging derivatives
Future interest rate	4,946	—	—	(12)	Hedging derivatives
Interest rate swap	1,055	10	(5)	8	Hedging derivatives
Currency swap	23,904	775	(548)	(142)	Hedging derivatives
Floor	314	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	1	Deposits
Interest rate and exchange rate risk	34,383	3,542	(124)	665
Interest rate swap	12,572	20	(97)	(7)	Hedging derivatives
Currency swap	21,811	3,522	(27)	672	Hedging derivatives
Inflation risk	6,318	45	(30)	11
FX forward	414	—	(9)	(1)	Hedging derivatives
Currency swap	5,904	45	(21)	12	Hedging derivatives
Equity risk	77	—	(4)	(8)
Option	77	—	(4)	(8)	Hedging derivatives
Other risk	936	—	(21)	(21)
Future FX and c/v term RF	936	—	(21)	(21)	Hedging derivatives
Hedges of net investments in foreign operations:	21,688	291	(273)	(1)
Exchange rate risk	21,688	291	(273)	(1)
FX forward	21,688	291	(273)	(1)	Hedging derivatives
	318,807	8,607	(6,363)	67

577

Considering the main contributions of hedging within the Group, the main types of hedgings that are being carried are in Santander UK Group, Banco Santander, S.A., Consumer Group, Banco Santander Mexico and Banco Santander Brazil that are detailed below.

Santander UK Group enters into derivatives to provide customers with risk management solutions and to manage and hedge the Group’s own risks.

Within fair value hedges, Santander UK Group has portfolios of assets and liabilities at fixed rate that are exposed to changes in fair value due to changes in market interest rates. These positions are managed by contracting mainly Interest Rate Swaps. Effectiveness is assessed by comparing the changes in the fair value of these portfolios generated by the hedged risk with the changes in the fair value of the derivatives contracted.

Santander UK Group also has access to international markets to obtain financing by issuing fixed-rate debt in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with Cross Currency Swaps and Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of Interest Rate Swaps or Cross Currency Swaps.

Within the cash flow hedges, Santander UK Group has portfolios of assets and liabilities at variable rates, normally at SONIA or LIBOR. To mitigate this risk of variability in market rates, it contracts Interest Rate Swaps.

As Santander UK Group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also has debt securities for liquidity purposes that assume exposure in foreign moneys, mainly JPY. To manage this exchange rate risk, Spot, Forward and Cross Currency Swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.

Effectiveness, is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.

In addition, within the hedges that cover equity risk, Santander UK Group offers employees the opportunity to purchase shares of the Bank at a discount under the Sharesave scheme, exposing the bank to share price risk. As such, options are purchased allowing them to purchase shares at a pre-set price.

Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate, foreign currency and credit risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on the Bank’s income statement. To mitigate these risks, the Bank contracts derivatives, mainly Interest rate Swaps, Cap&Floors, Forex Forward and Credit Default Swaps. On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through Interest Rate Swaps and Cross Currency Swaps.

In addition, the Bank manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps and Cross Currency Swaps.

The Bank’s methodology for measuring the effectiveness of this type of coverage is based on comparing the markets value of the hedged items (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk. Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.

Finally, the Bank also manages and hedges the interest rate risk of its mortgage portfolio and various variable rate issues in cash flow hedges, which hedge the exposure of flows due to the risk of variations in interest curves, which may have an impact on the income statement. These hedges are made through mainly Interest Rate Swaps.

The hypothetical derivative methodology is used to measure the effectiveness of these cash flow hedges, in order to determine the level of risk compensation based on the comparison of the discounted net cash flows of the hedging instruments and the hedged items.

Consumer Group entities mainly have loans portfolios at fixed interest rates and are therefore, exposed to changes in fair value due to movements in market interest rates. The entities manage this risk by contracting Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Interest rate risk is the only one hedged and, therefore, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in reference interest rates with changes in the fair value of interest rate swaps.

In addition, in order to access international markets with the aim of obtaining sources of financing, some Consumer Group’s entities issue fixed rate debt in their own currency and in other currencies that differ from their functional currency. Therefore, they are exposed to changes in both interest rates and exchange rates, which they mitigate with derivatives (Interest Rate Swaps, Fx Forward and Cross Currency Swaps) in which they receive a fixed interest rate and pay a variable interest rate, implemented with a fair value hedge.

578	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The cash flow hedges of the Santander Group’s entities hedge the foreign currency risk of loans and financing.

Finally, it has hedges of net investments abroad to hedge the foreign exchange risk of the shareholding in NOK and CNY currencies.

Banco Santander Mexico has mainly long-term loan portfolios at fixed interest rates, portfolios of short-term deposits in local currency, portfolios of Mexican Government bonds and corporate bonds in currencies other than the local currency and are therefore exposed to changes in fair value due to movements in market interest rates, as well as these latter portfolios also to variations in exchange rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Cross Currency Swaps) in which they pay a fixed rate and receive a variable rate. The interest rate is hedged and the exchange risk, if applicable, too. Thus, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in the fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of interest rate swaps.

Regarding cash flow hedges, Banco Santander Mexico has a portfolio of unsecured bonds issued at a variable rate in its local currency, which it manages with an Interest Rate Swap in which it receives a variable rate and pays a fixed rate. On the other hand, it also has different items in currencies other than the local currency: unsecured floating rate bonds, commercial bank loans at variable rates, fixed rate issues, Mexican and Brazilian government bonds at fixed rates and loans received in USD from other banks. In all these portfolios, the Bank is exposed to exchange rate variations, which it mitigates by contracting Cross Currency Swaps or FX Forward.

Banco Santander Brazil has, on the one hand, fixed-rate government bond portfolios and, therefore, they are exposed to changes in fair value due to movements in market interest rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Futures) in which they pay a fixed rate and receive a variable rate. The interest rate risk is the only one hedged and consequently other risks, such as credit risk, are managed but not hedged by the entity. This strategy is designated as a fair value hedge and its effectiveness is evaluated by comparing by linear regression the changes in the fair value of the bonds with the changes in the fair value of the derivatives. On the other hand, as part of the fair value hedge strategy, it has corporate loans in different currencies than the local one and is therefore exposed to changes in fair value due to exchange rates. This risk is mitigated by contracting Cross Currency Swaps. Its effectiveness is evaluated by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of derivatives.

Finally, it also has a portfolio of long-term Corporate Bonds with inflation-indexed rates. With reference to what it has been mentioned before, they are exposed to variations in market value due to variations in market inflation rates. In order to achieve its mitigation, they contract futures in which they pay the indexed inflation and receive variable interest rates.

Its effectiveness is assessed by comparing through lineal regression the changes in the fair value of the bonds to the changes in fair value of the derivatives.

In the hedge of cash flows, Banco Santander Brazil has portfolios of loans and government bonds in different currency than the entity´s functional currency and, therefore, it is subject to the risk of changes in currency rates. This exposure will be mitigated by hiring cross currency swaps and futures. Its effectiveness is assessed by comparing changes in fair value of loans and bonds to changes in fair value of such derivatives.

Finally, they have a portfolio of variable rate government bonds, so they are exposed to changes in the value due to changes in interest rates. In order to mitigate these changes, a future is hired in which a variable rate is paid and a fixed rate is received. Its effectiveness is assessed by comparing changes in the fair value loans and bonds to changes in the fair value of the futures.

In any case, in the event of ineffectiveness in fair value or cash flow hedges, the entity mainly considers the following causes:

•	Possible economic events affecting the entity (e.g.: default),

•	For movements and possible market-related differences in the collateralized and non-collateralized curves used in the valuation of derivatives and hedged items, respectively.

•	Possible differences between the nominal value, settlement/ price dates and credit risk of the hedged item and the hedging element.

Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. The Group assumes, as a priority objective in risk management, to minimize – up to a determined limit set up by the responsible for the financial management of the Group- the impact on the calculation of the capital ratio of their permanent investments included within the consolidation perimeter of the Group, and whose shares are legally named in a different currency than the holding has. For this purpose, financial instruments (generally derivatives) on exchange rates are hired, that allow mitigating the impact on the capital ratio of changes in the forward exchange rate. The Group hedges the risk, mainly, for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD and PLN. The instruments used to hedge the risk of these investments are Forex Swaps, Forex Forward and buys/sells of spot currencies.

In the case of this type of hedge, the ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the determined position and the spot rate at which it is found.

579

The following table sets out the maturity profile of the hedging instruments used in the Group’s non-dynamic hedging strategies:

Million of euros
	31 December 2018
	Up to one	One to three	Three months	One year to	More than
	month	months	to one year	five years	five years	Total
Fair value hedges:	9,377	17,989	23,773	78,541	49,039	178,719
Interest rate risk	8,436	12,519	21,987	73,989	46,310	163,241
Equity swap	—	27	46	36	—	109
Future interest rate	668	2,012	981	2,650	1,391	7,702
Interest rate swap	7,672	10,213	18,423	60,502	32,407	129,217
Call money swap	96	267	1,823	6,967	10,426	19,579
Currency swap	—	—	714	2,368	1,875	4,957
Swaption	—	—	—	51	—	51
Collar	—	—	—	—	15	15
Floor	—	—	—	1,415	196	1,611
Exchange rate risk	17	1,855	1,147	—	—	3,019
Fx forward	17	1,855	1,147	—	—	3,019
Interest rate and exchange rate risk	924	3,615	639	4,503	2,556	12,237
Interest rate swap	445	1,462	35	710	370	3,022
Call money swap	—	—	—	—	20	20
Currency swap	479	2,153	604	3,793	2,166	9,195
Inflation risk	—	—	—	—	168	168
Call money swap	—	—	—	—	64	64
Currency swap	—	—	—	—	104	104
Credit risk	—	—	—	49	5	54
CDS	—	—	—	49	5	54
Cash flow hedges:	18,684	6,994	16,954	62,947	12,821	118,400
Interest rate risk	2,079	2,607	6,971	26,020	552	38,229
Fx forward	49	—	—	—	—	49
Future interest rate	2	—	—	125	—	127
Interest rate swap	2,028	2,161	5,957	23,593	217	33,956
Currency swap	—	446	839	730	335	2,350
Floor	—	—	175	1,572	—	1,747
Exchange rate risk	16,166	3,478	5,896	11,984	933	38,457
Future FX and c/v term FV	4,955	—	—	—	—	4,955
FX forward	1,423	—	47	1,813	—	3,283
Future interest rate	4,946	—	—	—	—	4,946
Interest rate swap	—	—	—	1,055	—	1,055
Currency swap	4,842	3,478	5,535	9,116	933	23,904
Floor	—	—	314	—	—	314
Interest rate and exchange rate risk	—	8	2,921	21,930	9,524	34,383
Interest rate swap	—	8	898	8,456	3,210	12,572
Currency swap	—	—	2,023	13,474	6,314	21,811
Inflation risk	439	524	566	2,977	1,812	6,318
FX forward	—	121	156	137	—	414
Currency swap	439	403	410	2,840	1,812	5,904
Equity risk	—	—	41	36	—	77
Option	—	—	41	36	—	77
Other risk	—	377	559	—	—	936
Future FX and c/v term RF	—	377	559	—	—	936
Hedges of net investments in foreign operations:	555	777	11,067	9,289	—	21,688
Exchange rate risk	555	777	11,067	9,289	—	21,688
FX forward	555	777	11,067	9,289	—	21,688
	28,616	25,760	51,794	150,777	61,860	318,807

580	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Additionally, the profile information of maturities and the price/ average rate for the most representative geographies is shown:

Santander UK Group

	31 December 2018
	Million of euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6,888	9,403	16,333	44,166	17,498	94,288
Average fixed interest rate (%) GBP	0.633	0.788	1.057	1.586	2.849
Average fixed interest rate (%) USD	(0.223)	0.670	0.911	1.085	1.261
Average fixed interest rate (%) EUR	1.513	1.314	1.337	2.684	2.179
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	877	2,894	—	1,331	585	5,687
Average GBP/EUR exchange rate	—	—	—	1.183	1.168
Average GBP/USD exchange rate	1.580	1.332	—	1.511	—
Average fixed interest rate (%) USD	—	—	—	3.888	3.923
Average fixed interest rate (%) EUR	3.615	2.500	—	2.375	7.950
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	1,917	2,225	3,466	—	7,608
Average fixed interest rate (%) GBP	—	0.726	0.733	1.334	—
Foreign exchange risk
Exchange rate instruments
Nominal	4,378	2,853	3,310	7,132	—	17,673
Average GBP/JPY exchange rate	—	147.215	146.372	145.319	—
Average GBP/EUR exchange rate	—	—	1.280	1.135	—
Average GBP/USD exchange rate	1.304	1.307	1.310	1.305	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	—	2,859	21,288	9,495	33,642
Average GBP/EUR exchange rate	—	—	1.252	1.271	1.217
Average GBP/USD exchange rate	—	—	1.633	1.545	1.511
Average fixed interest rate (%) GBP	—	—	2.340	2.660	2.900

581

Banco Santander, S.A.

	31 December 2018
	Million of euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,030	36,602
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—	—	0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11
Foreign exchange risk
Exchange rate instruments
Nominal	—	1,825	771	—	—	2,596
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	41	461	120	2,085	951	3,656
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.80
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.499
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.145	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.718	—
Average JPY/EUR exchange rate	—	—	—	132.014	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average USD/BRL exchange rate	—	—	0.269	—	—
Average USD/COP exchange rate	—	0.0003	0.0003	—	0.0003
Credit Risk
Credit risk instruments
Nominal	—	—	—	49	5	54
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	0.51	0.55
Hedges of net investments in foreign operations
Exchange rate instruments
Exchange rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.10	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3,728.01	3,685.80	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24,50	—
Average PLN/EUR exchange rate	—	—	4.38	4,26	—

582	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Consumer Group

	31 December 2018
	Million of euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	253	672	3,488	6,883	63	11,359
Average fixed interest rate (%) EUR	(0.197)	(0.125)	(0.036)	(0.065)	(0.113)
Average fixed interest rate (%) CHF	(0.659)	(0.696)	(0.679)	(0.561)	—
Foreign exchange risk
Exchange rate instruments
Nominal	17	30	376	—	—	423
Average DKK/EUR exchange rate	134.135	—	134.109	—	—
Average NOK/EUR exchange rate	—	—	103.232	—	—
Average CHF/EUR exchange rate	—	878.624	887.218	—	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	240	339	448	—	1,027
Average SEK/EUR exchange rate	—	—	0.104	—	—
Average DKK/EUR exchange rate	—	0.134	0.134	0.134	—
Average fixed interest rate (%) SEK	—	—	0.008	—	—
Average fixed interest rate (%) DKK	—	0.002	0.003	0.004	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	85	99	313	423	—	920
Average fixed interest rate (%) EUR	0.183	0.183	0.183	0.183	—
Foreign exchange risk
Exchange rate instruments
Nominal	339	557	2,368	1,061	—	4,325
Average SEK/EUR exchange rate	0.101	0.098	0.099	0.099	—
Average NOK/EUR exchange rate	0.108	0.108	0.108	0.108	—
Average CHF/EUR exchange rate	0.896	0.859	0.870	0.900	—
Average CAD/EUR exchange rate	0.654	0.658	0.652	0.656	—
Average DKK/EUR exchange rate	0.134	0.134	0.134	—	—
Average PLN/EUR exchange rate	—	—	0.234	0.233	—
Average USD/EUR exchange rate	—	—	0.897	—	—
Average JPY/EUR exchange rate	—	—	0.008	0.008	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	181	282	480	—	—	943
Average NOK/EUR exchange rate	103.751	103.538	102.963	—	—
Average CNY/EUR exchange rate	—	—	121.796	—	—

583

Banco Santander México

	31 December 2018
	Million of euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	—	1	346	80	—	427
Average fixed interest rate (%) MXN	—	5.180	6.907	5.593	—
Average fixed interest rate (%) USD	—	—	1.465	1.465	—
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	41	282	1,009	1,332
Average EUR/MXN exchange rate	—	—	—	20.470	21.890
Average GBP/MXN exchange rate	—	—	—	24.870	25.310
Average USD/MXN exchange rate	—	—	13.920	13.920	18.390
Average MXV/MXN exchange rate	—	—	5.059	5.059	5.059
Average fixed interest rate (%) USD	—	—	8.000	3.980	4.125
Average fixed interest rate (%) EUR	—	—	—	2.420	2.750
Average fixed interest rate (%) GBP	—	—	—	—	6.750
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	178	—	178
Average fixed interest rate (%) MXN	—	—	—	7.258	—
Foreign exchange risk
Exchange rate instruments
Nominal	1,415	44	56	2,719	103	4,337
Average EUR/MXN exchange rate	—	—	16.679	18.932	18.688
Average GBP/MXN exchange rate	—	—	—	23.127	25.947
Average USD/MXN exchange rate	18.729	20.289	17.918	16.443	18.508
Average BRL/MXN exchange rate	5.863	—	5.732	5.736	—

584	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Banco Santander Brazil

	31 December 2018
	Million of euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	668	2,045	—	3,529	1,378	7,620
Average fixed interest rate (%) BRL	9.500	6.967	6.937	10.055	10.030
Foreign exchange rate risk and other
Exchange rate instruments
Nominal	6	15	36	316	38	411
Average USD/BRL exchange rate	3.247	3.303	3.551	3.642	3.265
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	3,877	2,997	3,030	119	—	10,023
Average fixed interest rate (%) BRL	6.500	6.500	6.500	6.500	—
Foreign exchange risk and other
Exchange rate instruments
Nominal	—	8	26	—	238	272
Average USD/BRL exchange rate	—	3.716	3.648	—	3.135

585

The following table contains details of the hedged exposures covered by the Group’s hedging strategies of 31 December 2018:

	Million of euros
	31 December 2018
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item			Change in fair value of hedged item for	Cash flow hedge/currency translation reserve
	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	ineffectiveness assessment	Continuing hedges	Discontinued hedges
Cash flow hedges:	110,669	46,830	1,915	(1,765)		(20)	—	—
Interest rate risk	104,393	39,251	1,886	(1,478)		(74)	—	—
Deposits	5,922	1,195	279	1	Deposits and loans and advances	(39)	—	—
Bond	27,235	21,759	792	(791)	Debt instruments	(35)	—	—
Repo	13,874	561	25	(16)	Other assets	18	—	—
Loans of securities	53,397	175	742	—	Loans and advances	(186)	—	—
Liquidity facilities	3,965	232	48	(2)	Loans and advances	35	—	—
Issuances assurance	—	2,013	—	(12)	Other assets/liabilities	3	—	—
Securitisation	—	13,316	—	(658)	Other assets/liabilities	170	—	—
Equity instruments	—	—	—	—	Equity instruments	(40)	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Deposits and loans and advances	8	—	—
Bonds	1,764	—	(4)	—	Debt instruments	(11)	—	—
Interest and Exchange rate risk	2,776	7,474	21	(287)		53	—	—
Borrowed deposits	751	—	19	—	Deposits and loans and advances	16	—	—
Bonds	1,591	3,571	2	(26)	Debt instruments	(31)	—	—
Securitisation	—	3,358	—	(262)	Other assets/liabilities	67	—	—
Repos	434	99	—	1	Other assets/liabilities	1	—	—
CLO	—	446	—	—	Other assets/liabilities	—	—	—
Inflation risk	68	105	3	1		4	—	—
Deposits	—	105	—	1	Deposits and loans and advances	1	—	—
Bonds	68	—	3	—	Debt instruments	3	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Debt instruments	—	—	—

586	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

	Million of euros
	31 December 2018
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item			Change in fair value of hedged item for	Cash flow hedge/currency translation reserve
	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	ineffectiveness assessment	Continuing hedges	Discontinued hedges
Cash flow hedges						(432)	447	(10)
Interest rate risk						(52)	131	(12)
Firm commitment					Other assets/liabilities	(24)	(75)	—
Deposits					Deposits and loans and advances	(26)	47	—
Government bonds					Debt instruments	(13)	92	—
Liquidity facilities					Loans and advances	8	65	(12)
Seconday market loans					Other assets/liabilities	4	2	—
Senior securitization					Other assets/liabilities	(1)	—	—
Exchange rate risk						(416)	(23)	2
Deposits					Other assets/liabilities	83	(8)	—
Bonds					Deposits and loans and advances	(309)	(16)	2
Secondary market loans					Loans and advances	(179)	(21)	—
Senior titulisation					Other assets/liabilities	(11)	21	—
CLO					Other assets/liabilities	—	1	—
Interest and Exchange rate risk						4	341	—
Deposits					Deposits and loans and advances	7	2	—
Bonds					Debt instruments	(13)	(9)	—
Securitisation					Other assets/liabilities	10	348	—
Inflation risk						15	22	—
Deposits					Deposits and loans and advances	25	25	—
Bonds					Debt instruments	(3)	(3)	—
Liquidity facilities					Loans and advances	(7)	—	—
Equity risk						17	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	17	(4)	—
Other risks						—	(20)	—
Bonds					Other assets/liabilities	—	(20)	—
Net foreign investments hedges	792	—	10	—		—	—	—
Exchange rate risk	792	—	10	—		—	—	—
Firm commitment	13	—	—	—	Other assets/liabilities	—	—	—
Equity instruments	779	—	10	—	Equity instruments	—	—	—

	111,461	46,830	1,925	(1,765)		(452)	447	(10)

The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as of 31 December 2018 is EUR 71 million euros.

587

The net impact of the coverages are shown in the following table:

	Million of euros
	2018
	Earnings/ (losses)	Ineffective		Reclassified amount of reserves to the income statement due to:
	recognised in another cumulative overall result	coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		75
Interest rate risk		(18)
Deposits		(24)	Gains or losses of financial assets/liabilities
Bonds		(61)	Gains or losses of financial assets/liabilities
Repo		1	Gains or losses of financial assets/liabilities
Loans of fixed-income securities		46	Gains or losses of financial assets/liabilities
Liquidity lines		12	Gains or losses of financial assets/liabilities
Securitisations		8	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		95
Deposits		39	Gains or losses of financial assets/liabilities
Bonds		8	Gains or losses of financial assets/liabilities
Securitisations		49	Gains or losses of financial assets/liabilities
CLO		(1)	Gains or losses of financial assets/liabilities
Other Risks		(2)
Securitisations		(2)	Gains or losses of financial assets/liabilities
Cash flow hedges	200	8		553
Risk of interest rate	193	(4)		39
Firm Commitment	(2)	—	Gains or losses of financial	(24)	Interest margin
			assets/liabilities
Deposits	50	(21)	Gains or losses of financial assets/liabilities	(4)	Interest margin
Bonds	104	2	Gains or losses of financial assets/liabilities	17	Interest margin/ Gains or losses of financial assets/liabilities
Loans secondary markets	85	16	Gains or losses of financial assets/liabilities	47	Interest margin/ Gains or losses of financial assets/liabilities
Liquidity lines	2	—	Gains or losses of financial assets/liabilities	3	Interest margin
Repo	(46)	—	Gains or losses of financial assets/liabilities	—	Interest margin
Securitisations	—	(1)	Gains or losses of financial assets/liabilities	—

588	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

	Million of euros
	2018
	Earnings/ (losses)	Ineffective		Reclassified amount of reserves to the income statement due to:
	recognised in another cumulative overall result	coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Risk of Exchange rate	(20)	(688)		(457)
Deposits	(25)	(698)	Gains or losses of financial assets/liabilities	(563)	Interest margin/ Gains or losses of financial assets/liabilities
Asset bonds	(25)	43	Gains or losses of financial assets/liabilities	89	Interest margin/ Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	(3)	Gains or losses of financial assets/liabilities
Loans secondary markets	5	4	Gains or losses of financial assets/liabilities	48	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	24	(37)	Gains or losses of financial assets/liabilities	(36)	Interest margin/ Gains or losses of financial assets/liabilities
CLO	1	—	Gains or losses of financial assets/liabilities	8	Interest margin/ Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate	45	700		967
Deposits	1	743	Gains or losses of financial assets/liabilities	778	Interest margin
Bonds	(4)	447	Gains or losses of financial assets/liabilities	571	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	48	(490)	Gains or losses of financial assets/liabilities	(382)	Interest margin/ Gains or losses of financial assets/liabilities
Risk of inflation	11	—		4
Deposits	14	—	Gains or losses of financial assets/liabilities	3	Interest margin
Asset bonds	(3)	—	Gains or losses of financial assets/liabilities	1	Interest margin
Risk of equity	(8)	—		—
Highly probable planned transactions	(8)	—	Gains or losses of financial assets/liabilities	—
Other risks	(21)	—		—
Bonds	(21)	—	Gains or losses of financial assets/liabilities	—
	—	—		—
Coverage of net investment abroad	—	—		—
Risk of Exchange rate	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—

	200	83		553

589

The following table shows a reconciliation of each component of equity and an analysis of other comprehensive income in relation to hedge accounting:

Million of euros
2018
Balance at beginning of year	152
Cash flow hedges
Risks of interest rate	193
Amounts transferred to income statements	(37)
Other reclassifications	230
Risks of exchange rate	(20)
Amounts transferred to income statements	457
Other reclassifications	(477)
Risks of interest rate and exchange rate	45
Amounts transferred to income statements	(967)
Other reclassifications	1,012
Risk of inflation	11
Amounts transferred to income statements	(4)
Other reclassifications	15
Risk of equity	(8)
Amounts transferred to income statements	—
Other reclassifications	(8)
Other risks	(21)
Amounts transferred to income statements	—
Other reclassifications	(21)
Minorities	(25)
Taxes	(50)

Balance at end of year	277

37. Discontinued operations

No operations were discontinued in 2018, 2017 or 2016.

38. Interest income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2018, 2017 and 2016 is as follows:

Million of euros
	2018	2017	2016
Loans and advances, central banks	1,320	1,881	2,090
Loans and advances, credit institutions	1,555	1,840	2,388
Debt instruments	6,429	7,141	6,927
Loans and advances, customers	43,489	43,640	42,578
Other interest	1,532	1,539	1,173

	54,325	56,041	55,156

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.

39. Interest expense

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2018, 2017 and 2016 is as follows:

Million of euros
	2018	2017	2016
Central banks deposits	421	216	127
Credit institution deposits	2,597	2,045	1,988
Customer deposits	9,062	11,074	12,886
Debt securities issued and subordinated liabilities	6,073	6,651	7,767
Marketable debt securities	5,303	5,685	6,822
Subordinated liabilities (Note 23)	770	966	945
Provisions for pensions (Note 25)	186	198	201
Other interest	1,645	1,561	1,098

	19,984	21,745	24,067

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

590	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

40. Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

Million of euros
	2018*	2017	2016
Dividend income classified as:
Financial assets held for trading	241	234	217
Non-trading financial assets mandatorily at fair value through profit or loss	23
Financial assets available-for-sale		150	196
Financial assets at fair value through other comprehensive income	106

	370	384	413

*	See further detail regarding the impacts of the entry into force of IFRS9 as of 1 January 2018 (Note 1.b).

41. Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Income from companies accounted for using the equity method is as follows:

Million of euros
	2018	2017	2016
Zurich Santander Insurance América, S.L.	194	241	223
Wizink Bank, S.A.	56	36	—
Allianz Popular, S.L.	45	15	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	21	19	12
SAM Investment Holdings Limited	—	87	79
Other entities	421	306	130

	737	704	444

42. Commission income

Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

Million of euros
	2018	2017	2016
Coming from collection and payment services:
Bills	334	368	295
Demand accounts	1,371	1,490	1,191
Cards	3,514	3,515	2,972
Orders	475	449	431
Cheques and other	138	154	133
	5,832	5,976	5,022
Coming from non-banking financial products:
Investment funds	1,024	751	696
Pension funds	124	92	86
Insurance	2,433	2,517	2,428
	3,581	3,360	3,210
Coming from Securities services:
Securities underwriting and placement	283	374	282
Securities trading	251	302	287
Administration and custody	458	359	297
Asset management	305	251	201
	1,297	1,286	1,067
Other:
Foreign exchange	546	471	353
Financial guarantees	549	559	505
Commitment fees	291	283	286
Other fees and commissions	2,568	2,644	2,500
	3,954	3,957	3,644

	14,664	14,579	12,943

591

43. Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

Million of euros
	2018	2017	2016
Commissions assigned to third parties	1,972	1,831	1,639
Cards	1,358	1,391	1,217
By collection and return of effects	11	12	11
Other fees assigned	603	428	411
Other commissions paid	1,207	1,151	1,124
Brokerage fees on lending and deposit transactions	42	49	47
Sales of insurance and pension funds	232	205	204
Other fees and commissions	933	897	873

	3,179	2,982	2,763

44. Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a) Breakdown

The detail, by origin, of Gains/losses on financial assets and liability:

Million of euros
	2018*	2017	2016
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IFRS9)	604
Financial assets at amortised cost	39
Other financial assets and liabilities	565
Of which: debt instruments	563
Of which: equity instruments
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IAS39)		404	869
Of which financial assets available for sale		472	861
Of which: debt instruments		316	464
Of which: equity instruments		156	397
Gains or losses on financial assets and liabilities held for trading, net**	1,515	1,252	2,456
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	331
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net**	(57)	(85)	426
Gains or losses from hedge accounting, net	83	(11)	(23)

	2,476	1,560	3,728

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**

Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analysed in conjunction with the exchange differences, net:

Million of euros
	2018	2017	2016
Exchange differences, net	(679)	105	(1,627)

592	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

b) Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

Million of euros
	2018	2017	2016
Loans and receivables:	56,323	40,875	40,390
Central banks	9,226	—	—
Credit institutions	23,099	11,585	13,290
Customers	23,998	29,290	27,100
Debt instruments	36,609	39,836	52,320
Equity instruments	12,198	22,286	15,043
Derivatives	55,939	57,243	72,043

	161,069	160,240	179,796

The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At 31 December 2018 the actual credit risk exposure of the derivatives was EUR 33,289 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 33,837 million at 31 December 2018.

Also, mortgage-backed assets totalled EUR 1,334 million.

•	Debt instruments include EUR 27,720 million of Spanish and foreign government securities.

At 31 December 2018 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

Million of euros
	2018	2017	2016
Deposits	65,304	84,724	48,863
Central banks	14,816	9,142	10,463
Credit institutions	10,891	18,458	5,059
Customer	39,597	57,124	33,341
Marketable debt securities	2,305	3,056	2,791
Short positions	15,002	20,979	23,005
Derivatives	55,341	57,892	74,369
Other financial liabilities	449	589	—

	138,401	167,240	149,028

At 31 December 2018, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45. E xchange differences, net

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains/losses on financial assets and liabilities (see Note 44).

593

46. Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

Million of euros
	2018	2017	2016
Insurance activity	51	57	63
Income from insurance and reinsurance contracts issued	3,175	2,546	1,900
Of which:
Insurance and reinsurance premium income	3,011	2,350	1,709
Reinsurance income (Note 15)	164	196	191
Expenses of insurance and reinsurance contracts	(3,124)	(2,489)	(1,837)
Of which:
Claims paid,other insurance-related expenses and net provisions for insurance contract liabilities	(2,883)	(2,249)	(1,574)
Reinsurance premiums paid	(241)	(240)	(263)
Other operating income	1,643	1,618	1,919
Non- financial services	367	472	698
Other operating income	1,276	1,146	1,221
Other operating expense	(2,000)	(1,966)	(1,977)
Non-financial services	(270)	(302)	(518)
Other operating expense:	(1,730)	(1,664)	(1,459)
Of which, credit institutions deposit guarantee fund and single resolution fund	(895)	(848)	(711)

	(306)	(291)	5

Most of the Bank’s insurance activity is carried on in life insurance.

47. Staff costs

a) Breakdown

The detail of Staff costs is as follows:

Million of euros
	2018	2017	2016
Wages and salaries	8,824	8,879	8,133
Social Security costs	1,412	1,440	1,291
Additions to provisions for defined benefit pension plans (Note 25)	84	88	81
Contributions to defined contribution pension funds	287	271	266
Other staff costs	1,258	1,369	1,233

	11,865	12,047	11,004

b) Headcount

The average number of employees in the Group, by professional category, was as follows:

Average number of employees
	2018	2017	2016
The Bank:
Senior management*	22	64	76
Other line personnel	30,339	21,327	20,291
Clerical staff**	—	—	1,904
General services personnel**	—	—	13

	30,421	21,391	22,284

Rest of Spain	7,944	12,703	6,925
Santander UK plc	18,757	19,079	19,428
Banco Santander (Brasil) S.A.	46,645	46,210	48,052
Other companies***	98,062	96,349	94,946

	201,829	195,732	191,635

*	During 2018, categories of deputy assistant executive vice president and above were erased.
**	During 2017, clerical staff and general services personnel categories were erased considering all the staff in the aforementioned categories on the other line personnel category.
***	Does not include staff affected by discontinued operations.

The number of employees, at the end of 2018, 2017 and 2016, was 202,713, 202,251 and 188,492, respectively.

594	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The functional breakdown (final employment), by gender, at 31 December 2018 is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	913	260	6,735	3,711	26,173	32,759
Latin America and Others	523	100	6,427	4,256	40,729	54,952
United Kingdom	107	39	1,309	640	9,218	13,862

	1,543	399	14,471	8,607	76,120	101,573

The same information, expressed in percentage terms at 31 December 2018, is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	78%	22%	64%	36%	44%	56%
Latin America and Others	84%	16%	60%	40%	43%	57%
United Kingdom	73%	27%	67%	33%	40%	60%

	79%	21%	63%	37%	43%	57%

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

The number of employees in the Group with disabilities, distributed by professional categories, at 31 December 2018, is as follows:

Average number of employees*
2018
Senior management	6
Other management	64
Other staff	3,366

3,436

*

An employee with disabilities is considered to be a person who is recognised by the State or the company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in the United States.

The number of Group employees with disabilities at 2017 and 2016, was 3,289 and 2,941, respectively, (not including the United States).

Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2018 was 241 (209 and 216 employees during 2017 and 2016). At the end of fiscal year 2018, there were 304 employees (211 and 213 employees at 31 December 2017 and 2016).

c) Share-based payments

The main share-based payments granted by the Group in force at

31 December 2018, 2017 and 2016 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

595

Deferred variable
remuneration
systems	Description	Plan’s beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2013)	The purpose of this plan is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for it to be paid in Santander shares.	Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross)

In addittion to that of the beneficiary remaining in the Group’s employ, that none of the following circumstances should occur in the period prior to each deliveries:

(i) Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) Significant changes in the Group’s economic capital or risk profile.

The amount in shares is calculated based on the tranches of the following scale::

•  300 thousand euros or less 0% deferred

•  300 to 600 thousand euros 20% deferred

•  More than 600 thousand euros 30% deferred.

Deferral period: 3 years.

(ii) Deferred conditional variable remuneration plan (2013, 2014, 2015, 2016, 2017 and 2018)	The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the third (2013), fourth (2014), sixth (2016) cycles, and over three or five years for the fifth (2015), seventh (2017) and eigth (2018) cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.	Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (Fifth, fourth and third cycle) In the case of the seventh, sixth and eigth cycle, the beneficiares are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the third, fourth, fifth and sixth cycles (2013 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:

(i) Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) Significant changes in the Group’s economic capital or risk profile

In the case of the seventh and eight cycles (2017 and 2018), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i) significant failures in risk management committed by the entity , or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii) Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Paid half in cash and half in shares

Third cycle (2013), 3 years deferral:

•  Executive directors: 40% and 60% immediate and deferred payments, respectively.

•  Division directors and other executives of the Group with a similar profile: 50% and 50% immediate and deferred payments, respectively.

•  Other Executives part of the Identified Staff: 40% and 60%, immediate and deferred payments, respectively.

Fourth and fifth cycles (2014 and 2015, respectively):

•  Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 5 years (3 years in fourth cycle).

•  Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over5 years (3 years in fourth cycle)

•  Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):

•  60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh and eight cycle (2017 and 2018):

•  Executive Directors and members of identified staff with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years

•  Executive Directors and members of identified staff with total Variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years.

•  Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

596	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Deferred variable
remuneration
systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(iii) Performance share plan (2014 and 2015)	The purpose is to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period. In addition, the second cycle (2015) also applies to other Bank employees not included in the Identified Staff or Material Risk Takers, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee’s interests with those of the Bank.	Executive Directors and senior managers Other Material Risk Takers or Identified Staff Other beneficiaries in the case only of the second cycle.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing during the period prior to each of the:

(i) Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) significant changes in the Group’s economic capital or risk profile

For the second cycle (2015), based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the “Agreed-upon Amount of the ILP”, taking into account (i) the Group’s earnings per share (EPS) and (ii) the Group’s return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

First cycle (2014):

•  Relative Total Shareholder Return (TSR) measured against a group of 15 comparable institutions (the “peer group”) in the periods 2014- 2015; 2014-2016; and 2014-2017.

Second cycle (2015), the basis of calculation is the fulfilment of the following objectives:

•  Relative performance of the earning per share growth (EPS) growth of the Santander Group for the 2015- 2017 period compared to a peer group of 17 credit institutions.

•  ROTE

•  of the Santander Group for financial year 2017

•  Employee satisfaction, measured by whether or not the corresponding Group company is included in the “Top 3” of the best banks to work for.

•  number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017

•  retail loyal clients

•  SME and corporate loyal clients

(iv) Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017 and 2018)

The aim is simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s most relevant roles.

The purpose of these cycle is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral) of the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Executive directors and certain executives (Including top management) of the Group’s first lines of responsibility.

In 2016 (first cycle), the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations tha none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations:

(i) Poor performance of the Group;

(ii)  breach by the beneficiary of the internal regulations, including in particular that relating to risks;

(iii) material restatement of the Group’s consolidated financial statements, except when appropriate under a change in accounting regulations; Or

(iv) Significant changes in the Group’s economic capital or risk profile.

In 2017 and 2018 (second and third cycles), the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:

(i) Significant failures in risk management committed by the entity, or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii) Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

Paid half in cash and half in shares.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

First cycle (2016):

•  Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.

•  Senior managers, country heads of contries representing at least 1% of the Group’s capital and other members of the identified sfaff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a5 year period.

•  Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second and third cycles (2017 and 2018, respectively) are under the same deferral rules, save for the variable remuneration considered is target and not the actual award.

In 2016 the metrics for the deferred portion subject to long-term objectives are:

•  Earnings per share (EPS) growth in 2018 over 2015.

•  Relative Total Shareholder Return (TSR) measured against a group of credit institutions.

•  Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.

•  Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In 2017 (second cycle) and 2018 (third cycle) the metrics for the deferred portion subject to long-term objectives are:

•  EPS growth in 2019 over 2016 and in 2020 over 2017, for each respective cycle

•  Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions.in the periods 2017- 2019 and 2018.-2019, respectively.

•  Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019 and 2020, respectively.

597

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterling*	Year granted	Employee group	Number of persons**	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/16	24,762

Options granted (Sharesave)	17,296	4.91	2016	Employments	7,024	01/11/16	01/11/19
						01/11/16	01/11/21
Options exercised	(338)	3.67
Options cancelled (net) or not exercised	(12,804)	3.51

Plans outstanding at 31/12/16	28,916

Options granted (Sharesave)	3,916	4.02	2017	Employments	4,260	01/11/17	01/11/20
						01/11/17	01/11/22
Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.40
Plans outstanding at 31/12/17	27,201
Options granted (Sharesave)	6,210	3.46	2018	Employments	4,880	01/11/18	01/11/21
						01/11/18	01/11/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76

Plans outstanding at 31/12/18	26,838

*	At December 31, 2018, 2017, 2016 and 2015, the euro/pound sterling exchange rate was EUR 1.11790 GBP 1; EUR 1.12710 GBP 1, EUR 1.16798 GBP 1 and EUR 1.36249 GBP 1, respectively.
**	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme in 2016, 2017 and 2018 see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on 21 June 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on 19 June, 2009, 11 June, 2010, 17 June, 2011, 28 March, 2012, 22 March, 2013, 28 March, 2014, 27 March, 2015, 18 March, 2016, 7 April, 2017, and 23 March, 2018, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)	Deferred variable compensation plan linked to multi-year objectives 2016, 2017 and 2018:

The fair value of the plan has been determined, at the grant date, based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2016, 2017 and 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

b)	2015 Performance share plan:

The fair value of this plan was calculated at the grant date based on a valuation report by an independent expert. On the basis of the design of the plan for 2015 and the levels of achievement of similar plans at comparable entities, the expert concluded that the reasonable range for estimating the initial achievement coefficient was approximately 60% to 80% and, accordingly, the fair value was considered to be 70% of the maximum. Therefore, as the maximum level was determined as being 91.50%, the fair value is 64.05% of the maximum amount.

598	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

c)	Performance share plans 2014:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

PI14
Expected volatility*	51.35%
Annual dividend yield based on last few years	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.073%

*	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)	Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2018	2017	2016
Risk-free interest rate	1.27%- 1.40%	0.89%- 1.08%	0.31%- 0.41%
Dividend increase	5.6%- 6.12%	5.48%- 5.51%	5.92%- 6.21%
Implied volatility of underlying shares based on expected life of the options	23.99%- 24.17%	26.16%- 26.31%	31.39%- 32.00%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48. Other general administrative expenses

a) Breakdown

The detail of Other general administrative expenses is as follows:

Million of euros
	2018	2017	2016
Property, fixtures and supplies	1,968	1,931	1,853
Technology and systems	1,550	1,257	1,095
Technical reports	707	759	768
Advertising	646	757	691
Taxes other than income tax	557	583	484
Communications	527	529	499
Surveillance and cash courier services	405	443	389
Per diems and travel expenses	225	217	232
Insurance premiums	76	78	69
Other administrative expenses	1,828	1,799	1,653

	8,489	8,353	7,733

b) Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

Million of euros
	2018	2017	2016
Audit fees	90.0	88.1	73.7
Audit-related fees	6.5	6.7	7.2
Tax fees	0.9	1.3	0.9
All other fees	3.4	3.1	3.6

Total	100.8	99.2	85.4

The Audit fees heading includes audit fees for the Banco

Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOX) for those required entities, the audit of the consolidated financial statements as of 30 June and limited quarterly consolidated reviews for the Brazilian regulator as of 31 March, 30 June and 30 September and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.

599

Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 173.9 million in 2018 (2017: EUR 115.6 million; 2016: EUR 127.9 million, respectively).

The “Audit Fees” caption includes the fees corresponding to the audit for the year, regardless of the date on which the audit was completed. In the event of subsequent adjustments, which will not be significant in any case, and for purposes of comparison, they are presented in this note in the year to which the audit relates. The rest of the services are presented according to the date of their approval by the Audit Committee.

c) Number of branches

The number of offices at 31 December 2018 and 2017 is as follow:

Number of branches
	Group
	2018	2017
Spain	4,427	4,546
Group	8,790	9,151

	13,217	13,697

49. Gains or losses on non financial assets, net

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follow:

Million of euros
	2018	2017	2016
Gains:
Tangible and intangible assets	124	134	131
Investments	2	443	30
Of which:
Allfunds Bank, S.A. (Note 3)	—	425	—
	126	577	161
Losses:
Tangible and intangible assets	(92)	(43)	(116)
Investments	(6)	(12)	(15)
	(98)	(55)	(131)

	28	522	30

50. Gains or losses on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

Million of euros
Net balance	2018	2017	2016
Tangible assets	(123)	(195)	(141)
Impairment (Note 12)	(259)	(306)	(212)
Gain (loss) on sale (Note 12)	136	111	71
Other gains and other losses	—	(8)	—

	(123)	(203)	(141)

600	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

51. Other disclosures

a) Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	31 December 2018*
	Million of euros
							More		Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	113,663	—	—	—	—	—	—	113,663	0.61%
Financial assets at fair value through other comprehensive income	1,886	6,023	3,329	12,873	19,432	10,705	64,172	118,420
Debt instruments	487	6,022	3,328	12,830	19,415	10,661	64,076	116,819	3.13%
Loans and advances	1,399	1	1	43	17	44	96	1,601
Customers	1,399	1	1	43	17	44	96	1,601	1.41%
Financial assets at amortised cost	46,247	56,818	71,627	102,036	134,697	107,921	426,753	946,099
Debt instruments	16	1,534	1,319	6,646	2,474	1,783	23,924	37,696	3.33%
Loans and advances	46,231	55,284	70,308	95,390	132,223	106,138	402,829	908,403
Central banks	—	23	—	4	—	—	15,574	15,601	4.63%
Credits institutions	10,092	5,389	6,711	6,003	5,314	947	1,024	35,480	1.66%
Customers	36,139	49,872	63,597	89,383	126,909	105,191	386,231	857,322	4.97%

	161,796	62,841	74,956	114,909	154,129	118,626	490,925	1,178,182	4.20%

Liabilities:
Financial liabilities at amortised cost	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630
Deposits	536,134	74,440	67,406	91,958	107,459	18,833	6,871	903,101
Central banks	304	2,130	2,629	507	64,433	2,520	—	72,523	0.39%
Credit institutions	15,341	13,413	24,724	16,384	8,759	6,412	4,646	89,679	2.19%
Customer deposits	520,489	58,897	40,053	75,067	34,267	9,901	2,225	740,899	1.19%
Marketable debt securities**	237	11,347	18,817	33,536	71,805	37,919	70,653	244,314	2.59%
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215

	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	1.48%

Difference (assets less liabilities)	(383,488)	(24,941)	(18,337)	(12,613)	(28,541)	61,699	412,773	6,552

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 11,882 million at 31 December 2018, mainly because in last period the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (LTRO, TLTRO) programme. (See note 20).

601

	31 December 2017
	Million of euros
							More		Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at central banks and other deposits on demand	110,995	—	—	—	—	—	—	110,995	0.53%
Financial assets available-for-sale	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481
Debt instruments	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	4.34%
Loans and receivables	57,000	58,686	53,218	96,689	119,541	112,786	405,093	903,013
Debt instruments	249	1,381	997	2,073	2,317	1,656	8,870	17,543	3.06%
Loans and advances	56,751	57,305	52,221	94,616	117,224	111,130	396,223	885,470
Central banks	—	3,948	1,446	4,811	—	—	16,073	26,278	5.10%
Credits institutions	18,242	4,198	3,445	5,708	5,694	939	1,341	39,567	1.26%
Customers	38,509	49,159	47,330	84,097	111,530	110,191	378,809	819,625	5.44%
Held-to-maturity investments	—	—	—	1,902	122	294	11,173	13,491	1.52%

	168,321	61,153	54,864	110,088	142,110	124,244	495,200	1,155,980	4.61%

Liabilities:
Financial liabilities at amortised cost	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069
Deposits	527,499	59,325	66,667	100,658	81,169	39,719	8,283	883,320
Central banks	450	2,015	681	2,715	42,988	22,565	—	71,414	0.24%
Credit institutions	20,870	15,263	13,350	25,406	6,501	5,247	4,663	91,300	2.40%
Customer deposits	506,179	42,047	52,636	72,537	31,680	11,907	3,620	720,606	2.00%
Marketable debt securities*	105	11,927	11,638	29,286	54,202	43,395	64,357	214,910	2.56%
Other financial liabilities	10,000	3,909	9,634	728	1,116	428	2,024	27,839

	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	1.98%

Difference (assets less liabilities)	(369,283)	(14,008)	(33,075)	(20,584)	5,623	40,702	420,536	29,911

*	Includes promissory notes, certificates of deposit and other short-term debt issues.

602	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

	31 December 2016
	Million of euros
							More		Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at central banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%

	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%

Liabilities:
Financial liabilities at amortised cost	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities*	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516

	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%

Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

*	Includes promissory notes, certificates of deposit and other short-term debt issues.

603

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at 31 December 2018 is as follows:

	31 December 2018*
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	532,915	74,320	67,169	91,766	106,935	18,439	6,540	898,084
Central banks	304	2,126	2,624	896	64,424	2,520	—	72,894
Credit institutions	15,257	13,413	24,698	16,288	8,552	6,085	4,427	88,720
Customer	517,354	58,781	39,847	74,582	33,959	9,834	2,113	736,470
Marketable debt securities	296	11,243	17,359	33,443	71,431	37,409	69,352	240,533
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215

	542,124	87,558	91,598	127,237	181,772	56,023	76,520	1,162,832

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

	31 December 2017
	Million of euros
							More
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	526,059	57,490	89,249	99,780	64,977	32,365	8,157	878,077
Central banks	451	2,018	23,801	2,719	27,138	15,385	—	71,512
Credit institutions	20,378	14,903	13,035	24,807	6,348	5,123	4,553	89,147
Customer	505,230	40,569	52,413	72,254	31,491	11,857	3,604	717,418
Marketable debt securities	1,486	11,735	11,387	28,412	52,989	42,888	63,648	212,545
Other financial liabilities	10,001	3,908	9,634	728	1,116	428	2,024	27,839

	537,546	73,133	110,270	128,920	119,082	75,681	73,829	1,118,461

	31 December 2016
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516

	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

604	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2018:

Million of euros at 31 December 2018*	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,512	3,564	6,793	22,084	19,350	36,576	92,879
Derivatives	2,691	3,165	899	15,189	14,098	19,897	55,939
Equity instruments	—	—	—	—	—	8,938	8,938
Debt instruments	1,821	399	5,894	6,895	5,252	7,539	27,800
Loans and advances	—	—	—	—	—	202	202
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	202	202
Non-trading financial assets mandatorily at fair value through profit or loss	21,598	13,045	5,625	5,215	4,065	7,912	57,460
Debt instruments	604	7	304	727	348	1,232	3,222
Loans and advances	20,994	13,038	5,321	4,488	3,717	6,680	54,238
Central banks	1,211	5,433	2,582	—	—	—	9,226
Credit institutions	14,587	4,131	778	1,327	579	1,695	23,097
Customers	5,196	3,474	1,961	3,161	3,138	4,985	21,915
Financial assets designated at fair value through profit or loss	3,215	346	17	125	2	7,025	10,730
Equity instruments	—	—	—	—	—	3,260	3,260
Debt instruments	1,876	20	—	—	2	3,689	5,587
Loans and advances	1,339	326	17	125	—	76	1,883
Central banks	—	—	—	—	—	—	—
Credits institutions	2	—	—	—	—	—	2
Customers	1,337	326	17	125	—	76	1,881
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,671	2,671
Equity instruments	—	—	—	—	—	2,671	2,671
Hedging derivatives	609	166	474	2,167	957	4,234	8,607
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	106	7	20	28	59	868	1,088

TOTAL FINANCIAL ASSETS	30,040	17,128	12,929	29,619	24,433	59,286	173,435

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

605

Million of euros at 31 December 2018*	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,473	3,351	1,104	16,123	16,457	22,835	70,343
Derivatives	2,897	2,874	822	14,323	14,956	19,469	55,341
Short positions	7,576	477	282	1,800	1,501	3,366	15,002
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,574	7,017	864	1,497	999	28,107	68,058
Deposits	29,522	6,947	627	531	455	27,222	65,304
Central banks	9,804	4,940	72	—	—	—	14,816
Credits institutions	8,809	949	271	188	229	445	10,891
Customers	10,909	1,058	284	343	226	26,777	39,597
Marketable debt securities	13	70	237	556	544	885	2,305
Other financial liabilities	39	—	—	410	—	—	449
Hedging derivatives	485	144	321	362	651	4,400	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	5	23	64	60	148	303

TOTAL FINANCIAL LIABILITIES	40,535	10,517	2,312	18,046	18,167	55,490	145,067

* See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

Million of euros at 31 December 2018*	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	71,860	12,436	22,749	35,632	43,205	32,201	218,083
Financial guarantees granted	2,100	1,737	4,437	1,728	1,029	692	11,723
Other commitments granted	58,431	1,486	6,174	2,650	3,503	2,145	74,389

MEMORANDUM ITEMS	132,391	15,659	33,360	40,010	47,737	35,038	304,195

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

606	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

b) Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in million of euros
	2018*		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	61,372	—	67,025	—	60,423	—
Financial assets/liabilities held for trading	56,217	40,989	82,004	76,459	100,083	70,958
Non-trading financial assets mandatorily at fair value through profit or loss	8,231	—
Other financial assets/liabilities at fair value through profit or loss	32,244	35,997	7,322	21,766	6,965	16,667
Financial assets/liabilities available-for-sale			65,691	—	68,370	—
Financial assets at fair value through other comprehensive income	67,926	—
Financial assets at amortised cost	598,629	—
Loans and receivables			553,301	—	571,829	—
Investments held-to-maturity			11,490	—	12,272	—
Investments	1,189	—	1,121	—	1,308	—
Tangible assets	19,903	—	15,971	—	16,957	—
Intangible assets	23,016	—	23,499	—	26,338	—
Financial liabilities at amortised cost	—	694,362	—	638,680	—	678,542
Liabilities under insurance contracts	—	29	—	58	—	61
Other	24,506	20,567	23,695	20,989	27,961	23,169

	893,233	791,944	851,119	757,952	892,506	789,397

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).

c) Fair value of financial assets and liablities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash, cash balances at central banks and other deposits on demand, loans and advances at amortised cost (IFRS9) and the loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof (IAS39).

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

607

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i) Financial assets measured at other than fair value

Million of euros
	2018					2017					2016
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	908,403	914,013	—	88,091	825,922	885,470	895,645	—	141,839	753,806	826,767	833,819	—	127,224	706,595
Debt instruments	37,696	38,095	20,898	11,246	5,951	31,034	31,094	10,994	13,688	6,412	27,705	27,417	11,529	11,678	4,210

	946,099	952,108	20,898	99,337	831,873	916,504	926,739	10,994	155,527	760,218	854,472	861,236	11,529	138,902	710,805

ii) Financial liabilities measured at other than fair value

Million of euros
	2018					2017					2016
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	903,101	902,680	—	302,414	600,266	883,320	883,880	—	177,147	706,733	791,646	792,172	—	90,271	701,901
Debt instruments and other financial liabilities	268,529	271,226	72,945	143,153	55,128	242,749	248,891	52,896	139,301	56,694	252,594	255,758	43,306	186,356	26,096

	1,171,630	1,173,906	72,945	445,567	655,394	1,126,069	1,132,771	52,896	316,448	763,427	1,044,240	1,047,930	43,306	276,627	727,997

The main valuation methods and inputs used in the estimates at 31 December 2018 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•	Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments.

•	Financial liabilities at amortised cost:

i)

Deposits: the fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.

ii)

Marketable debt securities and subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.

The fair value of cash, cash balances at central banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

In addition, at 31 December 2017 and 2016, equity instruments amounting to EUR 1,211 million and EUR 1,349 million, respectively, (See note 2.d) recognised as Financial assets available-for-sale (IAS39) were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organised markets and, consequently, the non-observable inputs were significant.

608	2018 Auditors’ report and consolidated annual accounts

Responsible	Corporate	Economic	Risk
banking	governance	and financial review	management

d) Exposure of the Group to Europe’s peripheral countries

The detail at 31 December 2018, 2017 and 2016, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (See note 54) is as follows:

Sovereign risk by country of issuer/borrower at 31 December 2018**
	Million of euros*
	Debt instruments							MtM Derivatives****
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers***	Total net direct exposure	Direct risk	Indirect risk (CDS)s
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**

Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million, EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,622 million (of which EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).

***	Presented without taking into account the valuation adjustments recognised (EUR 34 million).

Sovereign risk by country of issuer/borrower at 31 December 2017*
	Million of euros
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers***	Total net direct exposure****	Direct risk	Indirect risk (CDS)s
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	609
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5

*

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments–amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

**	Presented without taking into account the Other comprehensive income recognised (EUR 31 million).
***

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

****	EUR 19,601 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular.

609

Sovereign risk by country of issuer/borrower at 31 December 2016*
	Million of euros
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments	Loans and advances to customers**	Total net direct exposure	Other than CDSs	Indirect risk (CDS)s
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2

*

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,502 million (of which EUR 9,456 million, EUR 717 million and EUR 329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,449 million (EUR 5,349 million, EUR 91 million and EUR 9 million to Spain, Portugal and Italy, respectively).

**	Presented without taking into account the Other comprehensive income recognised (EUR 27 million).
***

Other than CDSs refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDSs refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 December 2018, 2017 and 2016 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 December 2018****
	Million of euros*
			Debt instruments						MtM Derivatives***
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets at designated FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers**	Total net direct exposure	Other than CDSs	CDSs
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—

*	See reconciliation of IAS39 as of 31 December 2017 to IFRS9 as of 1 January 2018 (Note 1.b).
**

Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

***	Presented without taking into account valuation adjustments or impairment corrections (EUR 9,385 million).
****

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

610	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Exposure to other counterparties by country of issuer/borrower at 31 December 2017*
	Million of euros
			Debt instruments
			Financial						Derivatives***
	Balances with central banks	Reverse repurchase agreements	assets held for trading and financial assets designated at fair value through profit or loss	Financial assets available- for-sale	Loans and receivables	Investments held-to- maturity	Loans and advances to customers*	Total net direct exposure***	Other than CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

*

Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million, of which Grupo Banco Popular EUR 15,460 million, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

**	Presented excluding Other comprehensive income and impairment losses recognised (EUR 10,653 million of which around EUR 3,986 of Grupo Banco Popular).
***

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

****	EUR 83,625 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular.

Exposure to other counterparties by country of issuer/borrower at 31 December 2016*
	Million of euros
			Debt instruments
			Financial						Derivatives***
	Balances with central banks	Reverse repurchase agreements	assets held for trading and financial assets designated at fair value through profit or loss	Financial assets available- for-sale	Loans and receivables	Investments held-to- maturity	Loans and advances to customers**	Total net direct exposure***	Other than CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

*

Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

**	Presented excluding Other comprehensive income and impairment losses recognised (EUR 8,692 million).
***

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

611

Following is certain information on the notional amount of the CDSs at 31 December 2018, 2017 and 2016 detailed in the foregoing tables:

31/12/18
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

31/12/17
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

31/12/16
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6

612	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

52. Geographical and business segment reporting

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.) These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

The Group has aligned the information in this operating segment Note in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. The Group executive committee reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographical area where profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units.

a) Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the corporate centre. The operating areas, which include all the business activities carried on therein by the Group, are: Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the business activities carried on in the region. The United Kingdom area includes the business activities carried on by the various Group units and branches with a presence in the UK. The Latin America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region. The United States area includes the holding company (SHUSA) and the businesses of Santander Bank, National Association, Santander Consumer USA Holdings Inc., Banco Santander Puerto Rico, Banco Santander International’s specialised unit and the New York branch. The Group has considered the aggregation criteria of IFRS8 for purposes of identifying these reportable geographical segments.

The corporate centre segment includes the centralised management business relating to financial investments, financial management of the structural currency position, within the remit of the Group’s corporate asset and liability management committee, and management of liquidity and equity through issues.

With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in any of the areas that generate income exceeding 10% of Total income.

613

The condensed balance sheets and income statements of the various geographical segments are as follows:

Million of euros
2018
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate centre	Intra-Group eliminations	Total
Total Assets	681,887	349,353	303,356	135,043	139,634	(150,002)	1,459,271

Loans and advances to customers	383,020	257,284	150,544	85,564	6,509	—	882,921
Cash, balances at central banks and credit institutions and other deposits on demand	142,813	39,843	60,721	16,442	6,141	(68,891)	197,069
Debt instruments	89,030	29,190	59,367	13,160	377	—	191,124
Other financial assets*	36,012	13,398	14,994	4,292	2,112	—	70,808
Other asset accounts**	31,012	9,638	17,730	15,585	124,495	(81,111)	117,349

Total Liabilities	642,479	332,137	276,095	118,532	51,557	(68,890)	1,351,910

Customer deposits	369,730	210,388	142,576	57,568	234	—	780,496
Central banks and credit institutions	158,762	33,429	48,103	16,504	1	(68,890)	187,909
Marketable debt securities	62,018	67,556	37,698	37,564	41,783	—	246,619
Other financial liabilities***	37,142	16,583	36,851	3,098	1,333	—	95,007
Other liabilities accounts****	14,827	4,181	10,867	3,798	8,206	—	41,879

Total Equity	39,408	17,216	27,261	16,511	88,077	(81,112)	107,361

Other customer funds under management	69,219	7,672	78,194	2,763	7	—	157,855
Investment funds	48,030	7,576	71,439	512	7	—	127,564
Pension funds	11,062	—	98	—	—	—	11,160
Assets under management	10,127	96	6,657	2,251	—	—	19,131
Other non-managed marketed Customer funds	28,555	—	128	13,528	—	—	42,211

*	Including Trading derivatives and Equity instruments.
**

Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

***	Including Trading derivatives, Short positions and Other financial liabilities.
****

Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

614	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Million of euros
	2017
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate centre	Intra-Group eliminations	Total
Total Assets	678,122	361,230	293,347	114,388	132,099	(134,881)	1,444,305

Loans and advances to customers	380,081	243,616	147,929	71,963	5,326	—	848,915
Cash, balances at central banks and credit institutions and other deposits on demand	114,965	56,762	56,087	13,300	400	(53,089)	188,425
Debt instruments	99,728	26,188	57,824	13,843	1,768	—	199,351
Other financial assets*	39,918	24,690	14,226	3,368	2,117		84,319
Other asset accounts**	43,430	9,974	17,281	11,914	122,488	(81,792)	123,295

Total Liabilities	636,784	344,926	264,415	99,189	45,247	(53,089)	1,337,472

Customer deposits	352,549	230,504	143,266	51,189	222	—	777,730
Central banks and credit institutions	159,794	27,833	39,613	15,884	279	(53,089)	190,314
Marketable debt securities	61,214	61,112	34,435	26,176	35,029	—	217,966
Other financial liabilities***	45,919	21,167	36,085	2,503	1,625	—	107,299
Other liabilities accounts****	17,308	4,310	11,016	3,437	8,092	—	44,163

Total Equity	41,338	16,304	28,932	15,199	86,852	(81,792)	106,833

Other customer funds under management	74,314	8,657	80,732	2,871	—	—	166,574

Investment funds	52,319	8,543	74,435	452	—	—	135,749
Pension funds	11,566	—	—	—	—	—	11,566
Assets under management	10,429	114	6,297	2,419	—	—	19,259

Other non-managed marketed Customer funds	27,790	—	47	13,561	—	—	41,398

*	Including Trading derivatives and Equity instruments.
**

Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

***	Including Trading derivatives, Short positions and Other financial liabilities.
****

Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

615

Million of euros
2016
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate centre	Intra-Group eliminations	Total
Total Assets	520,134	354,960	320,768	137,391	132,154	(126,282)	1,339,125

Loans and advances to customers	297,214	251,251	152,187	85,389	4,429	—	790,470
Cash, balances at central banks and credit institutions and other deposits on demand	77,232	36,643	67,400	16,970	2,640	(47,744)	153,141
Debt instruments	80,639	28,045	63,314	17,940	1,374	—	191,312
Other financial assets*	40,689	26,819	18,696	3,566	2,803	—	92,573
Other asset accounts**	24,360	12,202	19,171	13,526	120,908	(78,538)	111,629

Total Liabilities	486,644	337,945	291,454	120,741	47,387	(47,745)	1,236,426

Customer deposits	269,934	212,113	143,747	64,460	857	—	691,111
Central banks and credit institutions	105,152	21,590	47,585	22,264	552	(47,745)	149,398
Marketable debt securities	53,064	71,108	47,436	26,340	30,921	—	228,869
Other financial liabilities***	49,042	27,913	41,395	2,907	2,633	—	123,890
Other liabilities accounts****	9,452	5,221	11,291	4,770	12,424	—	43,158

Total Equity	33,490	17,015	29,314	16,650	84,767	(78,537)	102,699

Other customer funds under management	65,834	8,564	81,034	3,828	—	—	159,260

Investment funds	46,229	8,446	74,554	701	—	—	129,930
Pension funds	11,298	—	—	—	—	—	11,298
Assets under management	8,307	118	6,480	3,127	—	—	18,032

Other non-managed marketed Customer funds	7,790	—	448	14,999	10	—	23,247

*	Including Trading derivatives and Equity instruments.
**

Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

***	Including Trading derivatives, Short positions and Other financial liabilities.
****

Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

616	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The condensed income statements for the geographical segments are as follows:

Million of euros
2018
(Condensed) Underlying income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate centre	Total
Net interest income	10,107	4,136	15,654	5,391	(947)	34,341

Net fee income	4,419	1,023	5,253	859	(69)	11,485
Gains (losses) on financial transactions*	915	199	600	72	11	1,797
Other operating income**	441	62	(306)	627	(23)	801

Total income	15,882	5,420	21,201	6,949	(1,028)	48,424

Administrative expenses, depreciation and amortisation	(8,279)	(2,995)	(7,995)	(3,015)	(495)	(22,779)

Net operating income***	7,603	2,425	13,206	3,934	(1,523)	25,645

Net loan-loss provisions****	(1,399)	(173)	(4,567)	(2,618)	(116)	(8,873)
Other gains (losses) and provisions*****	(703)	(326)	(667)	(199)	(100)	(1,995)

Operating profit/(loss) before tax	5,501	1,926	7,972	1,117	(1,739)	14,777

Tax on profit	(1,461)	(539)	(2,904)	(347)	21	(5,230)

Profit from continuing operations	4,040	1,387	5,068	770	(1,718)	9,547

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	4,040	1,387	5,068	770	(1,718)	9,547

Non-controlling interests	397	25	840	218	3	1,483

Attributable profit to the parent	3,643	1,362	4,228	552	(1,721)	8,064

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

617

Million of euros
2017
(Condensed) Underlying income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate centre	Total
Net interest income	9,230	4,364	15,984	5,569	(851)	34,296

Net fee income	4,167	1,003	5,494	971	(38)	11,597
Gains (losses) on financial transactions*	626	282	1,014	9	(227)	1,704
Other operating income**	394	67	30	410	(104)	797

Total income	14,417	5,716	22,522	6,959	(1,220)	48,394

Administrative expenses, depreciation and amortisation	(7,661)	(2,862)	(8,720)	(3,198)	(476)	(22,917)

Net operating income***	6,756	2,854	13,802	3,761	(1,696)	25,477

Net loan-loss provisions****	(1,109)	(205)	(4,972)	(2,780)	(45)	(9,111)
Other gains (losses) and provisions*****	(746)	(465)	(1,330)	(90)	(182)	(2,813)

Operating profit/(loss) before tax	4,901	2,184	7,500	891	(1,923)	13,553

Tax on profit	(1,316)	(661)	(2,386)	(256)	31	(4,588)

Profit from continuing operations	3,585	1,523	5,114	635	(1,892)	8,965

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,585	1,523	5,114	635	(1,892)	8,965

Non-controlling interests	383	25	817	227	(3)	1,449

Attributable profit to the parent	3,202	1,498	4,297	408	(1,889)	7,516

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

618	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Million of euros
2016
(Condensed) Underlying income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate centre	Total
Net interest income	8,161	4,405	13,345	5,917	(739)	31,089

Net fee income	3,497	1,031	4,581	1,102	(31)	10,180
Gains (losses) on financial transactions*	818	319	806	22	(242)	1,723
Other operating income**	330	61	32	492	(53)	862

Total income	12,806	5,816	18,764	7,533	(1,065)	43,854

Administrative expenses, depreciation and amortisation	(6,781)	(2,967)	(7,692)	(3,197)	(450)	(21,087)

Net operating income***	6,025	2,849	11,072	4,336	(1,515)	22,767

Net loan-loss provisions****	(1,342)	(58)	(4,911)	(3,208)	1	(9,518)
Other gains (losses) and provisions*****	(671)	(340)	(785)	(90)	(74)	(1,960)

Operating profit/(loss) before tax	4,012	2,451	5,376	1,038	(1,588)	11,289

Tax on profit	(1,083)	(735)	(1,362)	(357)	141	(3,396)

Profit from continuing operations	2,929	1,716	4,014	681	(1,447)	7,893

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	2,929	1,716	4,014	681	(1,447)	7,893

Non-controlling interests	330	36	628	286	(8)	1,272

Attributable profit to the parent	2,599	1,680	3,386	395	(1,439)	6,621

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

619

b) Business segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate and Investment Banking, Wealth Management and Real Estate Activity Spain; the sum of these segments is equal to that of the primary geographical reportable segments and total figures for the Group are obtained by adding the data for the corporate centre.

During the year 2018, certain changes took place in the organizational structure of the Group, which led to a change in the secondary level of segment reporting:

•	The Group acquired the remaining stake of SAM Investment Holdings Limited that was not owned by the Group, as explained in Note 3. Following this change in the consolidation perimeter, the Group has decided to integrate the acquired asset management business, the International Private Banking business and the corporate unit of Private Banking, which were previously reported within the Commercial Banking segment, into a new segment identified as Wealth Management. The Group has restated the corresponding information for earlier periods to reflect these changes in the structure of its internal organization and reporting.

•	Additionally, there has been an adjustment into the Global Customer Relationship Model’s perimeter between the Retail Banking segment and the Corporate and Investment Banking segment and other minor changes relating to the Real Estate Activity Spain.

Finally the Group has decided to rename certain of its business segments. Accordingly, the Commercial Banking unit is now called Retail Banking; and the segment previously reported as Santander Global Corporate Banking is now called Santander Corporate & Investment Banking.

Considering the aforementioned information, the business segments are now conformed as follows:

Retail Banking (formerly Commercial Banking): This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Santander Corporate and Investment Banking (SCIB): This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

Wealth Management: Includes the asset management business (Santander Asset Management, S.A., S.G.I.I.C.), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

The Real Estate Activity Spain includes the loans and foreclosed assets of customers who are mainly involved in real estate development and who have a specialised management model and the assets of the former real estate fund (Santander Banif inmobiliario).

Although the Real Estate Operations in Spain and the Wealth Management business segments do not meet the quantitative thresholds defined in IFRS8, such segments are considered reportable by the Group and separately disclosed because the Group management believes that information about these segments is useful to users of the financial statements.

There are no customers in any of the business segments that generate income exceeding 10% of Total income.

620	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The condensed income statements are as follows:

Million of euros
2018
(Condensed) Underlying income statement	Retail Banking	Corporate & Investment Banking	Wealth Management	Real Estate Activity in Spain	Corporate centre	Total
Net interest income	32,523	2,378	420	(33)	(947)	34,341

Net fee income	8,945	1,512	1,097	—	(69)	11,485
Gains (losses) on financial transactions*	720	1,004	62	—	11	1,797
Other operating income**	645	193	(37)	23	(23)	801

Total income	42,833	5,087	1,542	(10)	(1,028)	48,424

Administrative expenses, depreciation and amortisation	(19,256)	(2,105)	(729)	(194)	(495)	(22,779)

Net operating income***	23,577	2,982	813	(204)	(1,523)	25,645

Net loan-loss provisions****	(8,461)	(217)	(9)	(70)	(116)	(8,873)
Other gains (losses) and provisions*****	(1,707)	(108)	(7)	(73)	(100)	(1,995)

Operating profit/(loss) before tax	13,409	2,657	797	(347)	(1,739)	14,777

Tax on profit	(4,329)	(792)	(234)	104	21	(5,230)

Profit from continuing operations	9,080	1,865	563	(243)	(1,718)	9,547

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	9,080	1,865	563	(243)	(1,718)	9,547

Non-controlling interests	1,287	160	35	(2)	3	1,483

Attributable profit to the parent	7,793	1,705	528	(241)	(1,721)	8,064

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 112 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions,net of the statutory income statement.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 112 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

621

Million of euros
2017
(Condensed) Underlying income statement	Retail Banking	Corporate & Investment Banking	Wealth Management	Real Estate Activity in Spain	Corporate centre	Total
Net interest income	32,339	2,442	404	(38)	(851)	34,296

Net fee income	9,306	1,627	700	2	(38)	11,597
Gains (losses) on financial transactions*	681	1,212	38	—	(227)	1,704
Other operating income**	580	222	70	29	(104)	797

Total income	42,906	5,503	1,212	(7)	(1,220)	48,394

Administrative expenses, depreciation and amortisation	(19,677)	(2,028)	(528)	(208)	(476)	(22,917)

Net operating income***	23,229	3,475	684	(215)	(1,696)	25,477

Net loan-loss provisions****	(8,278)	(690)	(9)	(88)	(46)	(9,111)
Other gains (losses) and provisions*****	(2,395)	(72)	(8)	(157)	(181)	(2,813)

Operating profit/(loss) before tax	12,556	2,713	667	(460)	(1,923)	13,553

Tax on profit	(3,843)	(750)	(165)	139	31	(4,588)

Profit from continuing operations	8,713	1,963	502	(321)	(1,892)	8,965

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	8,713	1,963	502	(321)	(1,892)	8,965

Non-controlling interests	1,258	183	24	(13)	(3)	1,449

Attributable profit to the parent	7,455	1,780	478	(308)	(1,889)	7,516

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions,net of the statutory income statement.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

622	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Million of euros
2016
(Condensed) Underlying income statement	Retail Banking	Corporate & Investment Banking	Wealth Management	Real Estate Activity in Spain	Corporate centre	Total
Net interest income	28,914	2,528	429	(43)	(739)	31,089

Net fee income	8,206	1,407	597	1	(31)	10,180
Gains (losses) on financial transactions*	668	1,256	32	9	(242)	1,723
Other operating income**	536	289	18	72	(53)	862

Total income	38,324	5,480	1,076	39	(1,065)	43,854

Administrative expenses, depreciation and amortisation	(18,036)	(1,917)	(473)	(211)	(450)	(21,087)

Net operating income***	20,288	3,563	603	(172)	(1,515)	22,767

Net loan-loss provisions****	(8,673)	(658)	(22)	(167)	2	(9,518)
Other gains (losses) and provisions*****	(1,682)	(76)	(5)	(122)	(75)	(1,960)

Operating profit/(loss) before tax	9,933	2,829	576	(461)	(1,588)	11,289

Tax on profit	(2,734)	(787)	(153)	137	141	(3,396)

Profit from continuing operations	7,199	2,042	423	(324)	(1,447)	7,893

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	7,199	2,042	423	(324)	(1,447)	7,893

Non-controlling interests	1,089	174	14	3	(8)	1,272

Attributable profit to the parent	6,110	1,868	409	(327)	(1,439)	6,621

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions,net of the statutory income statement.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

623

c) Reconciliations of reportable segment results

The tables below reconcile the underlying basis results to the statutory results for each of the periods presented as required by IFRS8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.

The Group’s assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

Million of euros
2018
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	34,341	—	34,341

Net fee income	11,485	—	11,485
Gains (losses) on financial transactions*	1,797	—	1,797
Other operating income**	801	—	801

Total income	48,424	—	48,424

Administrative expenses, depreciation and amortisation	(22,779)	—	(22,779)

Net operating income***	25,645	—	25,645

Net loan-loss provisions****	(8,873)	—	(8,873)
Other gains (losses) and provisions*****	(1,995)	(576)	(2,571)

Operating profit/(loss) before tax	14,777	(576)	14,201

Tax on profit	(5,230)	344	(4,886)

Consolidated profit	9,547	(232)	9,315

Non-controlling interests	1,483	22	1,505

Attributable profit to the parent	8,064	(254)	7,810

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 113 million euros mainly corresponding to results from commitments and contingent risks, Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments:

•	Restructuring costs: The net impact of EUR -300 million on Profit attributable to the Parent, relates to restructuring costs in connection with the integration of Banco Popular Español, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in corporate centre and EUR 20 million in Portugal. The corresponding gross impacts are reflected on the “Other gains (losses) and provisions” line above.
•	Negative goodwill in Poland: The negative goodwill of EUR 45 million, relates to the acquisition of the the banking and private banking business of Deutsche Bank Polska, S.A.

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Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Million of euros
2017
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	34,296	—	34,296

Net fee income	11,597	—	11,597
Gains (losses) on financial transactions*	1,704	(39)	1,665
Other operating income**	797	—	797

Total income	48,394	(39)	48,355

Administrative expenses, depreciation and amortisation	(22,917)	(76)	(22,993)

Net operating income***	25,477	(115)	25,362

Net loan-loss provisions****	(9,111)	(98)	(9,209)
Other gains (losses) and provisions*****	(2,813)	(1,249)	(4,062)

Operating profit/(loss) before tax	13,553	(1,462)	12,091

Tax on profit	(4,588)	704	(3,884)

Profit for the period	8,965	(758)	8,207

Non-controlling interests	1,449	139	1,588

Profit attributable to the parent	7,516	(897)	6,619

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 50 million euros mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments

•	Allfunds Bank, S.A. sale: corresponds to the sale by the Bank and its partners of 100% of Allfunds Bank, S.A. capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, S.A., resulting in gains of EUR 425 million recognised in “Other gains (losses) and provisions” and of EUR 297 million net of tax.

•	Restructuring Costs and equity impairments: relates to the charge of EUR -425 million on “Other gains (losses) and provisions” (EUR -300 million net of tax) for the integration of Banco Popular Español, S.A.U. into the group and an additional charge of EUR -125 million on “Other gains (losses) and provisions” (EUR -85 million after tax effect) mainly related to commercial networks in Germany. During 2017, an additional impairment on equity investment and intangible assets held by the Group has been accounted for a value of EUR -130 million on “Other gains (losses) and provisions”, with no tax effect.

•	Goodwill Impairment: impairment of goodwill associated with Santander Consumer USA Holdings, inc. This impairment had a gross impact of EUR -899 million on “Other gains (losses) and provisions” line (EUR -603 million in Profit attributable to the parent).

•	US Tax Reform and other impairments: the adjustment primarily corresponds to net impacts of the tax reform in the United States together with other expenses related to provisions for hurricanes and other provisions in the year 2017. The net impact of these adjustments in Profit attributable to the parent adds EUR -76 million.

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Million of euros
2016
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	31,089	—	31,089

Net fee income	10,180	—	10,180
Gains (losses) on financial transactions*	1,723	378	2,101
Other operating income**	862	—	862

Total income	43,854	378	44,232

Administrative expenses, depreciation and amortisation	(21,087)	(14)	(21,101)

Net operating income***	22,767	364	23,131

Net loan-loss provisions****	(9,518)	—	(9,518)
Other gains (losses) and provisions*****	(1,960)	(885)	(2,845)

Operating profit/(loss) before tax	11,289	(521)	10,768

Tax on profit	(3,396)	114	(3,282)

Consolidated profit	7,893	(407)	7,486

Non-controlling interests	1,272	10	1,282

Attributable profit to the parent	6,621	(417)	6,204

*

Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

**

Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****

Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****

Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of 108 million euros mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments

•	PPI United Kingdom: during 2016, the group accounted for provisions to cover eventual claims related to payment protection insurance (PPI). These provisions had an impact of EUR -139 million on “Other gains (losses) and provisions” (EUR -137 million in Profit attributable to the parent).

•	Restructuring costs: reflects the impacts of the restructuring costs faced by the Group during the year 2016, mainly relating to the acceptance of pre-retirement and voluntary redundancy offers in Spain with an impact of EUR -662 million on “Other gains (losses) and provisions” (EUR -475 million in Profit attributable to the parent).
•	VISA Europe Equity Gains: on 21 June 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gross gain of EUR 380 million recognised in “Other gains (losses) and provisions” (impact of EUR 227 million net of taxes).

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53. Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following below is the balance sheet balances and amounts of the Group’s income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognise.

Million of euros
	2018				2017				2016
	Associates and joint ventures	Members of the board of directors	Executive vice presidents	Other related parties	Associates and joint ventures	Members of the board of directors	Executive vice presidents	Other related parties	Associates and joint ventures	Members of the board of directors	Executive vice presidents	Other related parties
Assets:	7,202	—	30	256	6,048	—	21	300	5,884	—	22	307

Loans and advances: credit institutions	704	—	—	—	472	—	—	—	223	—	—	—
Loans and advances: customers	6,142	—	30	256	5,081	—	21	279	5,209	—	22	286
Debt instruments	295	—	—	—	473	—	—	21	452	—	—	21
Others	61	—	—	—	22	—	—	—	—	—	—	—

Liabilities:	1,650	19	12	363	748	19	14	63	824	27	10	124

Financial liabilities: credit institutions	8	—	—	—	309	—	—	—	155	—	—	—
Financial liabilities: customers	1,596	19	12	363	414	19	14	63	669	27	10	124
Marketable debt securities	8	—	—	—	4	—	—	—	—	—	—	—
Others	38	—	—	—	21	—	—	—	—	—	—	—

Income statement:	993	—	—	31	1,020	—	—	14	609	—	—	13

Interest income	73	—	—	14	57	—	—	8	67	—	—	10
Interest expense	(3)	—	—	(1)	(3)	—	—	—	(15)	—	—	(1)
Gains/losses on financial assets and liabilities and others	82	—	—	—	302	—	—	—	15	—	—	—
Commission income	853	—	—	18	735	—	—	6	561	—	—	4
Commission expense	(12)	—	—	—	(71)	—	—	—	(19)	—	—	—

Other:	4,707	9	3	782	3,881	7	3	597	4,146	1	3	846

Contingent liabilities and others	21	7	1	508	6	6	1	352	19	—	—	139
Contingent commitments	393	1	2	64	301	1	2	60	17	1	3	417
Derivative financial instruments	4,293	1	—	210	3,574	—	—	185	4,110	—	—	290

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 210 million at 31 December 2018 (31 December 2017: EUR 239 million; 31 December 2016: EUR 269 million).

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54. Risk management

a) Cornerstones of the risk function

The risk management and control model is based on the principles below:

•	Advanced risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by the board.

•	Risk culture that applies to all employees throughout the Group.

•	Clearly defined three lines of defence model that enable us to identify, manage, control, monitor and challenge all risks.

•	Autonomous subsidiaries model with robust governance based on a clear structure that separates the risk management and the risk control functions.

•	Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels.

•	Risks are managed by the units that generate them.

These principles are aligned with the Group’s strategy and business model, taking into account the requirements of regulators and supervisors, as well as the best market practices.

The Board is responsible for approving the general risk control and management policy, including tax risks.

1. Main risks of the group’s financial instruments

The main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof, includes the following:

•	Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

•	Trading risk

•	Structural risk.

•	Liquidity risk: risk of the Group does not have the liquid financial assets necessary to meet its obligations at maturity, or can only obtain them at a high cost.

•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

In addition, the Group considers the following risks:

•	Operational risk: is defined as the risk of loss due to the inadequacy or failure of internal processes, people and systems, or due to external events. This definition includes legal risk.

•	Compliance risk and conduct: is that which arises from practices, processes or behaviours that are not adequate or that do not comply with internal regulations, legality or supervisory requirements.

•	Reputational risk: is defined as the risk of a current or potential negative economic impact due to a reduction in the perception of the Group by employees, customers, shareholders/investors and society in general.

•	Model risk: is the risk of loss arising from inaccurate predictions that may lead the Group to make sub-optimal decisions, or from the inappropriate use of a model.

•	Strategic risk: the risk of loss or damage arising from strategic decisions or their poor implementation, which affect the long-term interests of our main stakeholders, or of an inability to adapt to the changing environment

2. Risk governance

The Group has a strong governance framework, which pursues the effective control of the risk profile, within the risk appetite defined by the board.

This governance framework is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries.

2.1. Lines of defence

At Banco Santander, we follow a three lines of defence control model:

•	The first line of defence is all business functions and business support functions that originate risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

•	The second line of defence is risk Control and Compliance and Conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defence.

•	The third line of defence: Internal Audit function. This function controls and regularly checks that the policies, and procedures are adequate and effectively implemented in the management and control of all risks

The risk control, compliance and conduct, and internal audit functions are have direct access to the board of directors and/or its committees.

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2.2. Risk committee structure

Ultimately, the board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the Group’s risk culture and risk appetite framework.

Except for specific topics detailed in its bylaws, the board has the capacity to delegate its faculties to other committees. This is the case of the risk supervision, regulation and compliance committee and the Group’s Executive committee, which has specific risk related responsibilities.

The Group Chief Risk Officer (Group CRO) leads the risk function within the Group, advises and challenges the executive line and reports independently to the risk supervision, regulation and compliance committee and to the board.

Other bodies that form the highest level of risk governance, with authorities delegated by the board of directors, are the executive risk committee and the risk control committee, detailed below:

Risk control committee (CCR):

To control and ensure that risks are managed in accordance with the risk appetite approved by the board, providing a comprehensive overview of all risks. This includes identifying and monitoring both current and potential risks, and evaluating their potential impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (Group CRO).

Additionally, each risk factor has its own fora, committees and meetings to manage the risks under their control. Among others, they have the following responsibilities:

•	Advice the CRO and the risk control committee that risks are managed in line with the Group’s risk appetite.

•	Carrying out complete and regular monitoring of each risk factor.

•	Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

Executive risk committee (ERC):

This committee is responsible for managing all risks, within the powers delegated by the board. The committee makes decisions on risks assumed at the highest level, ensuring that they are within the established risk appetite limits for the Group.

This committee is chaired by the Chief executive officer and it is composed with nominated executive directors and other Group´s senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The Group CRO has a veto right on the committee’s decisions.

2.3. The Group’s relationship with subsidiaries

regarding risk management

Alignment of units with the Group

In all the subsidiaries, the management and control model follows the frameworks established by the Group’s board of directors. The local units adhere to them by their respective boards. The Group reviews and validates any local adaptations as needed. Corporate centre participates in the relevant decision-making through their validation.

Subsidiary committee structures

The “Group-subsidiary governance model and good governance practices for subsidiaries” recommends that each subsidiary should have Risk committees and other executive committees, consistent with those already in place in the Group.

The subsidiary governance bodies are structured taking into consideration local requirements, both regulatory and legal, as well as their specific dimension and complexity, in a manner that is consistent with those of the parent company, as established in the internal governance framework.

3. Management processes and tools

3.1. Risk appetite and structure of limits

The Group defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy in the event of unexpected circumstances. Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the board for the whole Group. Every main business unit sets its own risk appetite according to the adaptation of the Group methodology and its own circumstances. The boards of the subsidiaries are responsible for approving their respective risk appetite proposals once they have been reviewed and validated by the Group.

The Group shares a common risk appetite model. It sets out the requirements for processes, metrics, governance bodies, controls and standards for implementation across the Group, cascading down management policies and limits to lower levels.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management.

•	Holistic risk view (Enterprise Wide Risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

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•	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/ stress scenarios.

•	Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, unit or business line, as well as through the key risk appetite processes.

•	Coherence across the various units and a common risk language throughout the Group. The risk appetite of each unit of the Group must be coherent with that across the Group.

•	Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits, monitoring and control structure

The risk appetite is formulated annually and includes a series of metrics and limits to establish in quantitative and qualitative terms the maximum risk exposure that every unit and the Group as a whole is willing to assume.

Compliance with risk appetite limits is regularly monitored. Specialised control functions report the risk profile adequacy to the board and its committees, on quarterly basis.

Limit breaches and non-compliance with the risk appetite are reported to the relevant governance bodies. An analysis of the causes, an estimation of the duration of the breach and corrective actions proposals are also submitted.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and, segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that Santander wants to adopt or maintain in the deployment of its business model, described as follows:

•	The volatility in the income statement that the Group is willing to accept.

•	The solvency position that the Group wants to maintain.

•	The minimum liquidity position that the Group wants to have.
•	The maximum levels of concentration that the Group considers reasonable to admit.

•	Non-financial transversal risks

3.2. Risk identification and assessment (RIA)

The Group carries out the identification and assessment of the different risks that is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce our risk culture.

In 2018, the approach centred on three main areas: standards control environment review, perimeter completeness by integrating new units, together with the risk performance indicators review and their alignment with the risk appetite.

In addition the RIA exercise analyses the evolution of risks and identifies areas of improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.

•	Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Group’s risk profile as of December 2018 remains as solid medium-low.

3.3. Scenario analysis

We analyse the impact triggered by different scenarios in the environment, in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may impact our risk profile.

Scenario analysis is a robust and useful tool for management at all levels. It enables the Group to assess its resilience in stressed environments or scenarios, and identifies measures to reduce exposure under these scenarios. The objective is to reinforce the stability of income, capital and liquidity.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•	Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Group and external from the market), and simulation models.

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•	Inclusion of expert judgement and portfolio manager’s know how.

•	Challenge and backtesting of model results to ensure they are adequate.

•	Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

Scenario analysis forms an integral part of several key processes of the Group:

•	Regulatory uses: stress test scenarios using the guidelines set by the European regulator or by each local supervisor.

•	Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Group’s capital and liquidity.

•	Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Group does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels.

•	Recurrent risk management in different processes/exercises:

•	Budgetary and strategic planning process, in the development of business policies for risk approval, in the global risk analysis made by senior management and in specific analysis regarding the profile of activities or portfolios.

•	Identification of Top risks on the basis of, a systematic process to identify and assess all the risks which the Group is exposed to. The Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Group.

•	Recovery plan annually to establish the available tools the Group will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events.

•	IFRS9 from 1 January 2018, the processes, models and scenario analysis methodology are included in the new regulatory provision requirements.

3.4. Risk Reporting Framework (RRF)

Our reporting model has strengthened by consolidating the overall view of all risks, based on complete, precise and recurring information that allows the Group’s senior management to assess the risk profile and decide accordingly.

The risk reporting taxonomy, contains three types of reports received by senior management on a monthly basis: the Group risk report, the risk reports of each unit, and the reports of each of the risk factors identified in the Group’s risk map.

b) Credit risk

1. Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Group has either directly provided credit or for which it has assumed a contractual obligation.

There are different limit models depending on the segment:

•	Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

•	Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•	For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

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2. Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business (Management information data)

	Credit risk with customers* (million of euros)			Non-performing loans			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	429,454	424,248	331,706	22,537	24,674	19,638	5.25	5.82	5.92
Spain	239,479	251,433	172,974	14,833	15,880	9,361	6.19	6.32	5.41
Santander Consumer Finance	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	32,816	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42
UK	262,196	247,625	255,049	2,755	3,295	3,585	1.05	1.33	1.41
Latin América	171,898	167,516	173,150	7,461	7,464	8,333	4.34	4.46	4.81
Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49
US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28
Santander Bank, National Association	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
Santander Consumer USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84

Group Total	958,153	920,968	855,510	35,692	37,596	33,643	3.73	4.08	3.93

*	Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates: Continental Europe (45%), United Kingdom (27%), Latin America (18%) and the United States (10%), with an adequate balance between mature and emerging markets.

The evolution up to December 2018, credit risk with customers increased by 4% vs. 2017, considering the same perimeter, mainly due to the United States, United Kingdom, and Mexico. Growth in local currency was generalised across all units with the exception of Spain and Portugal.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73% (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00% (7 bp less than the previous year).

Information on the estimation of impairment losses

The Group estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS9.

Then, considering the most relevant units of the group (United Kingdom, Spain, United States, Brazil, as well as Chile, Mexico, Portugal, Poland, Argentina and the Group Santander Consumer Finance) representing about 95% of the total of the Group’s provisions, the detail of the exhibition and the impairment losses associated with each of the stages as of 31 December 2018 is shown. In addition, depending on the current credit quality of the transactions, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage

Million of euros
Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	685,507	7,176	—	692,683
Speculation grade	222,495	47,439	—	269,935
Default	—	—	30,795	30,795

Total Risk**	908,002	54,616	30,795	993,412

Impairment losses	3,823	4,644	12,504	20,970

*	Detail of credit quality ratings calculated for Group management purposes.
**	Amortised cost assets + Loans and advances + loan commitments granted.

632	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The other units up to the total Group amounts contributed EUR 151,906, 700 and 1,743 million of exposure, and impairment losses of EUR 152, 163 and 1,145 million, in stage 1, stage 2 and stage 3, respectively.

The rest of the balance, considering the financial instruments not included before, amounts to EUR 242,867 million, mostly classified in stage 1.

In addition, at 31 December 2018, the Group had EUR 757 million (1 January 2018: EUR 803 million) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

The Group monitors the evolution of credit risk provisions, in collaboration with the main geographies, by carrying out sensitivity analyses considering variations in the scenarios macroeconomic variables and their main variables (such as interest rate, house price growth, unemployment rate or GDP growth) that have an impact on the distribution of financial assets in the different stages and the calculation of credit risk provisions.

Aditionally, based on similar macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a current basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible desviation from base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favourable scenarios.

The classification of transactions into the different stages of IFRS9 is carried out in accordance with the provisions of the risk management policies of the different Group´s units, which are consistent with the risk management policies prepared by Banco Santander Group. In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of transactions, considering a series of common principles throughout the Group that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgment of analysts, which is implemented in accordance with approved governance.

3. Detail of the main geographical areas

Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.

In addition, for the Santander Corporate & Investment Banking perimeter, transactions and balances are included in each geography.

3.1. United Kingdom

Credit risk with customers in the UK amounted to EUR 262,196 million as of December 2018, which means an increase, in local currency, of 6% compared to year end 2017 (and 7% in local currency), and representing 27% of the Group’s total loan portfolio.

Mortgage portfolio

This portfolio at the end of December amounted to EUR 176,581 million. It consists of residential mortgages granted to new and existing customers, and all are first mortgages. There are no transactions that entail second or successive liens on mortgaged properties.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.

Information on the estimation of impairment losses

Following is the detail of the Santander UK exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage

Million of euros
Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	225,929	1,900	—	227,829
Speculation grade	34,655	11,514	—	46,169
Default	—	—	2,795	2,795

Total Exposure**	260,584	13,415	2,795	276,793

Impairment losses	224	335	335	894

*	Detail of credit quality ratings calculated for Group management purposes.
**	Amortised cost assets + Loans and advances + loan commitments granted.

633

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2019 -2023
Magnitudes	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1	Optimistic scenario 2
Interest rate	2.3%	2.5%	1.5%	1.3%	1.0%
Unemployment rate	8.6%	6.9%	4.3%	3.8%	2.8%
Housing price change	-9.5%	-2.0%	2.0%	2.3%	3.4%
GDP growth	0.3%	0.7%	1.6%	2.1%	2.5%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting with the Base Scenario, while it associates the lowest weightings with the most extreme or acid scenarios. In addition, at 31 December 2018, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

Pessimistic scenario 2	10%
Pessimistic scenario 1	30%
Base scenario	40%
Optimistic scenario 1	15%
Optimistic scenario 2	5%

In relation to the determination of classification in Stage 2, the quantitative criteria applied by Santander UK is based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold. The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction doubles with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions.

In addition, for each portfolio, a series of specific qualitative criteria is defined to indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander UK, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.2. Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the Real estate unit, which is discussed subsequently in more detail) amounted to EUR 239,479 million (25% of the Group’s total), with an adequate level of diversification by both product and customer segment.

The NPL ratio for the total portfolio was 6.19%, 13 bp less than in 2017. The decrease in lending (which increased the NPL ratio by 13 bp) was offset by the improved NPL figure (which reduced the ratio by 22 bp). This improvement was mainly due to an improved performance of the credit portfolio, the cure of several restructured loans and the sale of loan portfolios.

The coverage rate stood at 45%.

Information on the estimation of impairment losses

Following is the detail of the Santander Spain exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses per stage

Million of euros
Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	171,266	289	—	171,555
Speculation grade	25,108	12,603	—	37,711
Default	—	—	14,941	14,941

Total Exposure**	196,374	12,892	14,941	224,207

Impairment losses	366	768	5,565	6,699

*	Detail of credit quality calculated for the purposes of Grupo Santander’s management.
**	Amortised cost assets + Loans and advances + loan commitments granted.

634	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The remaining business units to reach the entire portfolio in Spain contribute another EUR 125,544, EUR 66 and EUR 1,657 million of exposure, and impairment losses in the amount of EUR 132, EUR 48 and EUR 957 million, in stage 1, stage 2 and stage 3, respectively.

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three prospective macroeconomic scenarios, which are updated periodically, during a time horizon of 5 years. The projected evolution for the next five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2019-2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	0.3%	0.7%	1.2%
Unemployment rate	15.3%	12.3%	10.8%
Housing price change	0.5%	2.2%	3.8%
GDP growth	1.1%	1.8%	2.6%

Each one of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

Pessimistic scenario	30%
Base scenario	40%
Optimistic scenario	30%

In relation to the determination of the classification in stage 2, the quantitative criteria applied by Santander Spain are based on identifying whether any increase in PD for the entire expected life of the operation is greater than an absolute threshold. The threshold established for each portfolio is different depending on the characteristics of the transactions, and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by up to a quarter with respect to the PD it had at the time of initial recognition.

In addition, for each portfolio, a series of specific qualitative criteria are defined that indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when it presents positions past due for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Portfolio of home purchase loans to families

Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 63,290 million, representing 25% of total credit risk. 99.14% of which have a mortgage guarantee.

	31/12/18
Million of euros	Gross amount	Of which: non-performing
Home purchase loans to families	63,290	2,493
Without mortgage guarantee	545	54
With mortgage guarantee	62,745	2,439

The portfolio of mortgages granted to acquire homes in Spain have characteristics that maintain its medium-low risk profile which limits the expectations of a potential additional deterioration:

•	Principal is repaid on all mortgages from the start.

•	Early repayment is common so the average life of the transaction is well below that of the contract.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	Average affordability rate stood at 28%.

•	83% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

635

	31/12/18
	Loan to value ratio
Million of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	15,393	18,448	18,484	6,408	4,012	62,745
Of which: watchlist /non-performing	239	366	584	479	771	2,439

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 79.77% in the case of second home mortgages.

Companies portfolio

Credit risk assumed directly with SMEs and Corporates (EUR 147,634 million) is the main lending segment in Spain, including Santander Consumer Finance business (60% of the total).

Most of the portfolio (90%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The portfolio is broadly diversified without significant concentrations by activity sector.

Real estate activity

The Group manages the real estate activity in Spain in a separate unit, which includes the loans from clients with activity mainly in real estate development, and who have a specialised management model, holdings in real estate companies and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

Million of euros
	31/12/18	31/12/17	31/12/16
Balance at beginning of year	6,472	5,515	7,388
Foreclosed assets	(100)	(27)	(28)
Banco Popular (perimeter)	—	2,934	—
Reductions*	(1,267)	(1,620)	(1,415)
Written-off assets	(293)	(330)	(430)

Balance at end of year	4,812	6,472	5,515

*	Includes portfolio sales, cash recoveries and third-party subrogations and new production.

The NPL ratio of this portfolio ended the year at 27.58% (compared with 29.96% at December 2017) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.27%.

	31/12/18
Million of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group’s credit institutions (including land) (business in Spain)	4,812	834	532
Of which: watchlist/ non-performing	1,327	393	468
Memorandum items: Written-off assets	3,675

Memorandum items: data from the public

consolidated balance sheet

Million of euros
31/12/18
Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain)	223,921
Total consolidated assets (Total business) (Book value)	1,459,271
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,244

636	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

At year-end, the concentration of this portfolio was as follows:

Loans: gross amount
Million of euros	31/12/18
1. Without mortgage guarantee	379
2. With mortgage guarantee	4,433
2.1 Completed buildings	2,691
2.1.1 Residential	1,328
2.1.2 Other	1,363
2.2 Buildings and other constructions under construction	1,071
2.2.1 Residential	609
2.2.2 Other	462
2.3 Land	671
2.3.1 Developed consolidated land	480
2.3.2 Other land	191

Total	4,812

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been disclosed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Medium-high level projects, conducting to contracted demand and significant cities.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidised housing, with accredited sales percentages.

•	Restricted financing of land purchases dealt with exceptional nature.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorised on a centralised basis.

Foreclosed properties

At 31 December 2018, the net balance of these assets amounted to EUR 5,226 million (gross amount: EUR 10,333 million; recognised allowance: EUR 5,107 million, of which EUR 3,142 million related to impairment after the foreclosure date).

637

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2018:

	31/12/18
Million of euros	Gross carrying amount	Valuation adjustments	Of which: impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	7,909	4,133	2,733	3,776
Of which:
Completed buildings	3,194	1,202	706	1,992
Residential	1,247	451	211	796
Other	1,947	751	495	1,196
Buildings under construction	299	131	81	168
Residential	287	128	81	159
Other	12	3	—	9
Land	4,416	2,800	1,946	1,616
Developed land	1,616	997	597	619
Other land	2,800	1,803	1,349	997
Property assets from home purchase mortgage loans to households	2,016	851	357	1,165
Other foreclosed property assets	408	123	52	285

Total property assets	10,333	5,107	3,142	5,226

In addition, the Group holds an ownership interest in Project Quasar investments 2017, S.L. (See Note 3.b) for EUR 1,701 million.

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.

The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousand of Million of euros
	2018	2017*	2016
Gross additions	0.8	1.4	1.3
Disposals	(1.8)	(1.9)	(1.3)
Difference	(1.0)	(0.5)	—

*	Without considering the Blackstone transaction (See Note 3).

3.3. United States

Credit risk at Santander Consumer Holding USA, Inc, increased to EUR 92,1523 million at the end of December (representing 10% of the Group’s total), is made up of the following business units:

Santander Bank, National Association

Business is focused on retail and commercial banking (83%), of which 35% is with individuals and approximately 65% with corporates. One of the main strategic goals is to continue to enhance the wholesale banking business (17%).

The NPL ratio continues to decline, standing at 0.88% (-33 bp in the year) in December. This reduction is explained by a proactive management of certain exposures and the favourable macro development showed in the improvement of customer’s credit risk profile in corporates and individuals portfolios. The cost of credit remains at stable levels of 0.24% despite the increase in some segment’s coverage ratios.

3. Includes EUR 9,5 million of Santander Consumer USA Holdings Inc.

638	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Information on the estimation of impairment losses

Following is a detail of the exposure and impairment losses associated with each of the stages at 31 December 2018 of Santnader Bank, National Association. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment loss by stage
Million of euros
Credit quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	5,149	—	—	5,149
Speculation grade	60,391	3,784	—	64,175
Default	—	—	448	448
Total Exposure**	65,540	3,784	448	69,772

Impairment losses	233	204	105	542

*	Detail of credit quality ratings calculated for Group management purposes.
**	Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers three prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2019-2023
	Unfavourable		Favourable
Magnitudes	scenario	Base scenario	scenario
Interest rate	1.3%	2.8%	3.6%
Unemployment rate	6.9%	4.2%	3.9%
House price change	2.2%	3.9%	3.9%
GDP growth	1.5%	2.1%	2.8%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

Unfavourable scenario	20%
Base scenario	60%
Favourable scenario	20%

In relation to the determination of Stage 2 classification, the quantitative criteria applied at Santander Bank, National Association are based on identifying whether any increase in PD for the expected life of the transaction is greater than a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products composing it, and a transaction is considered to exceed these thresholds when the PD for the entire life of the transaction increases by up to double with respect to that which it had at the time of initial recognition. In addition, Santander Bank, National Association also assesses the risk of its operations by comparing the FICO (Fair Isaac Corporation) rating of each of them at the present time with respect to the one they had at the time of their recognition, establishing a different absolute threshold for each portfolio according to their characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio

Santander Consumer USA Holdings Inc. (SC USA)

The risk indicators for Santander Consumer USA Holdings Inc. are higher than those of the other United States units, due to the nature of its business, which focuses on auto financing through loans and leasing (97%), seeking the optimisation of the returns associated to the risk assumed. Santander Consumer USA Holdings Inc.´s lending also includes a smaller personal lending portfolio (3%).

The NPL rate, however, increased to 7.73%, mainly due to the maturity of those loans forborne in 2017 (hurricanes). The cost of credit, at the end of December stood at 10.01% (+17 bp in the year), due to the average investment lower growth as a result of the vintages amortisation from high production exercises (2015), partially mitigated by the increase in recoveries efficiency and the positive evolution of the used car price. The coverage ratio remains at high levels, 155%.

639

Information on the estimation of impairment losses

Following is the detail of Santander Consumer USA Holdings Inc. exposure and impairment losses associated with each of the stages at 31 December 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses by stage

Million of euros Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	224	—	—	224
Speculation grade	20,313	6,600	—	26,913
Default	—	—	2,218	2,218
Total Exposure**	20,537	6,600	2,218	29,355

Impairment losses	824	1,720	667	3,211

*	Detail of credit quality ratings calculated for Group management purposes.
**	Amortised cost assets + Loans and advances + loan commitments granted.

In relation to the methodology used to calculate impairment losses, Santander Consumer USA Holdings Inc. uses a method for calculating expected losses based on the use of risk parameters: EAD (Exposure at Default), PD (Probability of Default) and LGD (Loss Given Default). The expected loss of an operation is the result of adding the estimated monthly expected losses of the same during its entire life, unless the operation is classified in Stage 1 (on those used for the Santander Corporate Investment Banking portfolios see section 3.5) which will correspond to the sum of the estimated monthly expected losses during the following 12 months.

In general, there is an inverse relationship between credit quality of transactions and projections of impairment losses so that transactions with better credit quality require a lower expected loss. Credit quality of transactions, reflected in the internal rating associated with each transaction or the client, shown in the likelihood of default of the transactions.

For the estimation of expected losses, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers three prospective macroeconomic scenarios, periodically updated over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

	2019-2023
Magnitudes	Unfavourable scenario	Base scenario	Favourable scenario
Interest rate	1.3%	2.8%	3.6%
Unemployment rate	6.9%	4.2%	3.9%
House price change	2.2%	3.9%	3.9%
GDP Growth	1.5%	2.1%	2.8%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Holdings Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

Unfavourable scenario	20%
Base scenario	60%
Favourable scenario	20%

In relation to the classification measurement in Stage 2, the quantitative criteria applied by the entity are based on identifying whether any increase in PD for the expected life of the transaction exceeds a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products in the portfolio, considering that one transaction exceeds these thresholds when the PD for the entire life of the transaction doubles it in comparison to the one that had at the beginning. In addition, the entity also assesses the risk of its transactions by comparing the FICO (Fair Isaac Corporation) rating of each of them at the current period, in comparison to what they had at the beginning, establishing different absolute thresholds for each portfolio depending on its characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. The entity among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.4. Brazil

Credit risk in Brazil amounts to EUR 82,212 million, representing an increase of 1.4% vs. 2017 due to the depreciation of the Brazilian currency, excluding the exchange rate effect, recorded growth is 13%. Santander Brazil therefore accounts for 9% of the Group’s credit lending.

Santander Brazil is adequately diversified and has an increasingly marked retail profile, with more than 60% of loans extended to individuals, consumer financing and SMEs.

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Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Information on the estimation of impairment losses

The Santander Brazil exposure’s detail and impairment losses associated with each of the stages at 31 December 2018 is presented. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses
Million of euros
Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	51,150	472	—	51,622
Speculation grade	56,884	5,334	—	62,218
Default	—	—	4,223	4,223
Total Exposure**	108,034	5,806	4,223	118,063

Impairment losses	997	768	2,889	4,654

*	Detail of credit quality ratings calculated for Group management purposes.
**	Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Particularly, Santander Brazil considers three prospective macroeconomic scenarios, periodically updated, over a time horizon of 5 years. The evolution projected for the next five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2019-2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	11.0%	7.7%	6.0%
Unemployment rate	16.3%	9.9%	8.6%
Housing price growth rate	-1.4%	4.2%	5.9%
GDP Growth	-1.2%	2.4%	3.5%

Each macroeconomic scenario is associated with a determined likehood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

Pessimistic scenario	10%
Base scenario	80%
Optimistic scenario	10%

With respect to the determination of the classification in Stage 2, the quantitative criteria that are applied are based on identifying whether any increase in the PD for all the expected life of the operation is higher than an absolute threshold. Santander Brazil, for the purposes of a better integration in its portfolio management, has adapted the rating of the operations to PD thresholds, setting out different thresholds for each portfolio according to the characteristics of the operations.

In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operations involves a significant increase in risk when it presents irregular positions for more than 30 days, but in Real State, Consigned and Financial portfolios, where, due to their particular attributes, they use a 60 days threshold. Such criteria depend upon each portfolio’s risk management practices.

3.5. Santander Corporate & Investment Banking

The detail of exposure and impairment losses presented for the main geographies includes the portfolios of Santander Corporate & Investment Banking. In this sense, due to the type of customers managed in these portfolios, large multinational companies, the Group uses its own credit risk models. These models are common to different geographies using their own macroeconomic scenarios.

The average projected evolution for the next years of the GDP projected for the next few years is presented, which has been used for the estimation of the expected losses, together with the weighting of each scenario:

	Pessimistic	Base	Optimistic
	scenario	scenario	scenario
Global GDP Growth	2.7%	3.6%	4.2%

Each macroeconomic scenarios is associated with a determined likehood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

Escenario desfavourable	20%
Escenario base	60%
Escenario favourable	20%

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4. Other credit risk aspects

4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products which serve the Group’s customer’s needs.

According to regulation (EU) 575/2013, counterparty credit risk is the risk that a client in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: derivative instruments, transactions with repurchase commitment, stock and commodities lending, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.

4.2. Concentration risk

Concentration risk control is a vital part of management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration. In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration in Santander’s credit risk portfolios.

The Group is subject to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposures exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the credit risk reduction effect contained in the regulation.

Having applied the risk mitigation techniques, no groups triggered these thresholds at the end of December.

Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at 31 December 2018 is as follows:

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Million of euros
	31/12/18
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	244,523	60,562	94,532	75,460	13,969
Public sector	177,207	64,528	38,112	67,943	6,624
Of which:
Central government	157,656	53,060	34,497	63,490	6,609
Other central government	19,551	11,468	3,615	4,453	15
Other financial institutions (financial business activity)	102,985	16,378	54,473	25,751	6,383
Non-financial companies and individual entrepeneurs
(non-financial business activity) (broken down by purpose)	383,708	126,503	117,261	126,098	13,846
Of which:
Construction and property development	27,699	5,578	4,674	17,311	136
Civil engineering construction	5,606	3,352	1,642	595	17
Large companies	220,192	56,547	72,406	78,850	12,389
SMEs and individual entrepreneurs	130,211	61,026	38,539	29,342	1,304
Households – other (broken down by purpose)	491,836	89,407	276,667	116,686	9,076
Of which:
Residential	314,048	62,232	210,218	40,696	902
Consumer loans	156,806	18,065	64,258	68,872	5,611
Other purposes	20,982	9,110	2,191	7,118	2,563

Total*	1,400,259	357,378	581,045	411,938	49,898

*

For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3. Sovereign risk and exposure to other public sector entities

As a general criteria in the Group, sovereign risk is that related to transactions with a central bank (including the regulatory cash reserve requirement), Treasury issuances risk (public debt portfolio) and that related to transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

These criteria, historically used by the Group, differ in some respects from that applied by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general (including regional and local bodies), not only the central state sector.

According to the management Group criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not very significant (EUR 8,901 million, 3.5% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border risk is even less significant (EUR 3,906 million, 1.5% of total sovereign risk).

Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short-term maturities with lower interest rate risk and higher liquidity.

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The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2018:

Million of euros
	31/12/2018
	Portfolio
Country	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure
Spain	1,143	27,078	21,419	—	49,640
Portugal	(43)	4,794	4,002	—	8,753
Italy	(204)	—	465	—	261
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	503	953	1,322	—	2,778
United Kingdom	1,013	1,190	8,666	—	10,869
Poland	2,015	9,203	11	—	11,229
Rest of Europe	—	84	245	—	329
United States	426	6,138	2,113	5	8,682
Brazil	1,839	20,540	3,782	893	27,054
Mexico	3,320	4,279	2,816	—	10,415
Chile	160	1,596	20	—	1,776
Other American countries	103	340	450	—	893
Rest of the world	—	5,688	534	—	6,222

Total	10,275	81,883	45,845	898	138,901

5. Credit risk management

The credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group’s operations. It considers a holistic view of the credit risk cycle including transaction, customer and portfolio view. Both business and risk areas, together with the senior management participate in the management process.

The identification of credit risk is a key component for the active management and effective control of portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted.

5.1. Planning

Identification

Planning allows to set business targets and define specific action plans, within the risk appetite established by the Group. These targets are met by assigning the necessary means (models, resources, systems).

Strategic commercial plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The SCPs are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn.

SCP management integration provides at all times an updated view on the credit portfolios quality, allows to measure credit risk, perform internal controls and periodic monitoring of planned strategies, anticipate deviations and identify significant changes in risk and its potential impact, as well as the application of corrective actions.

The SCPs approval corresponds to the risk executive committee or equivalent body of each entity previous to its validation at Group level in the corporate risk executive committee. The periodic monitoring of SCPs is carried out by the same bodies that approve and validate them.

The process pursues the SCPs alignment with the capital objectives of the Group’s units.

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Scenario analysis

Credit risk scenario analysis enables senior management to better understand the portfolio evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of capital provisions for stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a 3-year horizon. The process involves the following main stages:

•	Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios). A global stress scenario is a world crisis situation that impacts each of the countries in which the Group operates. In addition, a local stress scenario impacts in an isolated way some of the main units with a greater degree of stress than the global stress scenario.

•	Determination of risk parameters value (probability of default, loss given default, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

•	Adaptation of the projection methodology to IFRS9, with an impact on the estimation of the expected loss in each of the IFRS9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in different scenarios and compared to previous years.

•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.

•	Likewise, the process is completed with a set of controls and backtesting that ensure the adequacy of metrics and calculations.

The entire process takes place within a corporate governance framework, and is adapted to the growing importance of this framework as well as market best practices, assisting the Group’s senior management in gathering knowledge for decision making.

5.2 Assessment of the risk and credit rating process

The connection between the credit risk appetite of the Group and management of the credit portfolios is implemented through the SCPs, which define the portfolio and new originations limits in order to anticipate the portfolio risk profile. The transposition and cascading down of the Group’s risk appetite framework credit risk metrics, strengthens the existing control over credit portfolios.

The Group has processes that determine the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the Executive risk committee (or committees in which it has delegated such authority) and reflect the expected results of the business in terms of risk-return.

In order to assign a rating that reflects the credit quality of the customer, the Group uses valuation and parameter estimation models in each of the segments where it operates: SCIB (Santander Corporate & Investment Banking: sovereigns, financial institutions and large corporates), commercial banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers which are monitored and controlled in order to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•	Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst’s expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (treated on an individual basis) segments.

•	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision making.

Parameter estimation models are obtained through econometric statistical models, internally developed, based on historical loss and default of the portfolios for which they are developed and used to calculate the economic and regulatory capital of each portfolio.

Periodic model monitoring and evaluation is carried out, assessing among others, the adequacy of its use, its predictive capacity, correct performance, and level of granularity. In the same way, the existence and compliance of the policies corresponding to each and every segment is verified (these policies enable the execution of business plans defined under the approved risk appetite).

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or through automatic warnings in the systems.

5.3. Limits, pre-classifications and pre-approvals definition

There are different limit models depending on the segment:

•	Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

649

•	Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•	For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

5.4. Transaction decision-making

As a general rule, from a risk admission point of view, the concession criteria are linked to the payment capacity of the borrower to comply, in time and form, with the total of the assumed financial obligations – this does not imply an impediment to requiring a higher level of real or personal guarantees.

The payment capacity will be evaluated based on the funds or net cash flows from the customer´s businesses or usual sources of income, without depending on guarantors or assets given as collateral. Such guarantors or assets should always be considered, when evaluating the approval of the transaction, as a second and exceptional way of recovery in case the first has failed.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction for the purpose of mitigating the loss due to a breach of the payment obligation.

Mitigation techniques implementation follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

In Santander we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

•	Personal guarantees

•	Guarantees from credit derivatives

•	Real guarantees

Effective guarantees are those real and personal guarantees for which its effectiveness as a credit risk mitigant is proved and whose valuation complies with the established policies and procedures. The analysis of the effectiveness of the guarantees must take into account, among others, the necessary time for the execution and ability to enforce the guarantees.

5.5. Monitoring / Anticipation

Monitoring business performance on a regular basis, and comparing performance against agreed plans is a key risk management activity.

All customers must be monitored on an ongoing and holistic manner that enables the earliest possible detection of any incidents that may arise impacting the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative impact for the Group.

In this monitoring, the consideration of forecasts and transactions characteristics throughout its life, is assured. It also takes into consideration any variations that may have occurred in the classification and its adequacy in the moment of the review.

Monitoring is carried out by local and global Risk teams, supplemented by Internal Audit. It is based on customer segmentation:

•	In the SCIB segment, monitoring, in the first instance, is a direct function of both the commercial manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This function ensures that an up-to-date view of the customers’ credit quality is always available and allows anticipating situations of concern and taking the necessary actions.

•	In the commercial banking, institutions and SMEs with an analyst assigned, the function consists in identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

•	In the individual customers, businesses and SMEs with low turnover segments monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Recovery and collections management

Recovery activity is a significant element in the Group’s risk management. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the different countries, taking always into account the local particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

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Recovery has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria considering unpaid debt conditions.

The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.

Recovery management is divided into four stages: irregularity or early non-payment, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, write-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce these assets, such as portfolios or foreclosed assets sales. Therefore, the Group is constantly seeking alternative solutions to juridical processes for collecting debt.

In the write-off loans category, debt instruments are included, whether due or not, for which, after an individualised analysis, their recovery is considered remote due to a notorious and unrecoverable impairment of the solvency of the transaction or the holder. Classification in this category involves full cancellation of the gross carrying amount of the loan and it’s derecognition, which does not mean that the Group interrupts negotiations and legal proceedings to recover its amount.

Forborne loan portfolio

The Group has a corporate forbearance policy which acts as a reference for the different local transpositions of all its subsidiaries. These share the general principles established by the Bank of Spain and the EBA. This policy includes the requirements arising from the implementation of IFRS9.

This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations. If the modification was not made, it would be reasonably certain that the customer would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer’s actual situation and losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policy defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as non-performing or in watch-list for a prudential period of time (aligned with Regulation EU 680/2014) to attain reasonable certainty that repayment capacity can be recovered.

The forborne portfolio stood at EUR 41,234 million at the end of December. In terms of credit quality, 49% is classified as non-performing loans, with average coverage of 53% (26% of the total portfolio).

The following terms are used in Bank of Spain Circular 4/2017 of Bank of Spain with the meanings specified:

•	Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

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CURRENT REFINANCING AND RESTRUCTURING BALANCES

Amounts in million of euros, except number of transactions that are in units

	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	37	76	16	18	11	4	6
Other financial institutions
and: individual shareholder	265	11	135	38	16	15	10
Non-financial institutions
and individual shareholder	187,192	7,383	44,452	13,039	8,116	1,321	6,339
Of which: financing
for constructions and
property development	426	313	1,889	1,932	1,600	30	620
Other warehouses	1,578,622	3,476	824,591	17,193	7,905	4,016	4,352

Total	1,766,116	10,946	869,194	30,288	16,048	5,356	10,707

Financing classified as non- current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—

The transactions presented in the foregoing tables were classified at 31 December 2018 by nature, as follows:

•	Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•	Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.

b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2018 in the forborne loan portfolio:

Million of euros
	2018	2017
Beginning balance	36,164	37,365
Refinancing and restructuring of the period	10,191	12,675
Memorandum item: impact recorded in the income statement for the period	2,659	2,406
Debt repayment	(11,126)	(9,107)
Foreclosure	(731)	(950)
Derecognised from the consolidated balance sheet	(3,660)	(5,334)
Others variations	(311)	1,515

Balance at end of year	30,527	36,164

51% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 42% of the non-performing portfolio).

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2018
Of which: Non-performing/Doubtful
Without real guarantee		With real guarantee
				Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
—	—	—	—	—	—	—
13	7	9	4	4	—	2
110	3	75	16	9	—	9
121,445	4,669	26,122	8,156	5,058	689	5,851
328	245	1,369	1,329	1,038	28	594
874,840	1,668	181,469	5,834	3,505	823	2,772

996,408	6,347	207,675	14,010	8,576	1,512	8,634

c) Trading market risk, structural and liquidity risk

1. Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involves operations where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors—interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements—as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk:

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.
•	Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•	Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•	Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

649

•	Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

•	Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

1. Trading market risk management

The Group’s trading risk profile remained moderately low in 2018, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.

The standard methodology Santander Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

The detail of the metrics risk related to the Group’s balance sheet items as of 31 December 2018 is as follows:

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		Main market risk metric
	Balance sheet amount	VaR	Others	Main risk factor for “Other” balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	113,663	—	113,663	Interest rate
Financial assets held for trading	92,879	92,140	739	Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	10,730	9,327	1,403	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	57,460	56,584	876	Interest rate
Financial assets designated at fair value through other comprehensive income	121,091	—	121,091	Interest rate, spread
Financial assets at amortised cost	946,099	—	946,099	Interest rate
Hedging derivatives	8,607	8,586	21	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	—	1,088	Interest rate
Other assets	107,654	—	—

Total Assets	1,459,271		—

Liabilities subject to market risk
Financial liabilities held for trading	70,343	70,054	289	Interest rate, spread
Financial liabilities designated at fair value through profit or loss	68,058	67,909	149	Interest rate
Financial liabilities at amortised cost	1,171,630	—	1,171,630	Interest rate, spread
Hedging derivatives	6,363	6,357	6	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	—	303	Interest rate
Other liabilities	35,213	—	—
Total liabilities	1,351,910

Equity	107,361

VaR during 2018 fluctuated between EUR 16.6 million and EUR 6.4 million (2017: 9.7 and 63.2). The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.

The average VaR in 2018 was EUR 9.7 million, slightly lower than in the two previous years (EUR 21.5 million in 2017).

The following table shows the average and latest values of Var at 99% by risk factor in the last three years as well as the minimum and maximum values.

651

Total VaR trading (Derivatives: VaR risk per factor of risk)

Million of euros. Structural VaR 99% with a temporary horizon one day

	2018				2017		2016
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Total	6.4	9.7	16.6	11.3	21.5	10.2	18.3	17.9

Diversification effect	(3.3)	(9.3)	(18.7)	(11.5)	(8.0)	(7.6)	(10.3)	(9.6)
Interest rate	5.9	9.4	15.5	9.7	16.2	7.9	15.5	17.9
Equities	0.8	2.4	6.3	2.8	3.0	1.9	1.9	1.4
Exchange rate	1.6	3.9	11.4	6.2	6.6	3.3	6.9	4.8
Credit spread	1.0	3.4	13.0	4.1	3.6	4.6	4.2	3.3
Commodities	0.0	0.0	0.4	0.0	0.0	0.0	0.1	0.1

The Group continues to have a very limited exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management. In both cases, the exposure has reduced comparing with the previous year, for which the Group has:

•	Hedge funds: the total exposure is not significant (EUR 28 million at close of December 2018) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•	Monolines: exposure to bond insurance companies as of December 2018 was EUR 24 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.

•	The availability in the market of observable data (inputs) needed to apply this valuation model.

And provided these two conditions are met:

•	The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric which are detailed later in the section of methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing forecast VaR measurements, with a certain level of confidence and time frame, with actual losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc.).

The Group calculates and evaluates three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account intraday results or changes in the portfolio’s positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intraday transactions and those generated by fees and commissions.

•	Backtesting on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by Group treasuries.

For the first case and for the total portfolio, there were three exceptions of Value at Earnings (VaE) at 99% in 2018 (day on which daily profit was higher than VaE) on 21 and 30 August and 8 October, caused by strong shifts in the exchange rates of emerging economies.

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There were also one exception to VaR at 99% (day on which the daily loss was higher than the VaR) on the 29 May, due to the rise in market volatility caused by political instability in Europe, and on 15 and 29 October due to the strong variations in the exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility.

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

2. Structural balance sheet risks

2.1. Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2018, in line with previous years.

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general the structural VaR is not significant according to the assets amounts or capital of the Group:

Structural VaR

Million of euros. Structural VaR 99% with a temporary horizon one day

	2018				2017		2016
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	485.0	568.5	799.4	556.8	878.0	815.7	869.3	922.1

Diversification effect	(319.7)	(325.0)	(355.4)	(267.7)	(337.3)	(376.8)	(323.4)	(316.6)
VaR interest rate*	301.3	337.1	482.5	319.5	373.9	459.6	340.6	327.2
VaR exchange rate	323.3	338.9	386.2	324.9	546.9	471.2	603.4	588.5
VaR equities	180.1	217.6	286.1	180.1	294.5	261.6	248.7	323.0

*	Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, the Parent, United Kingdom and United States, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of December 2018, risk on net interest income over one year , measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro, at EUR 269 million, the pound sterling, at EUR 203 million, the US dollar, with EUR 130 million, and the Polish zloty, at EUR 53 million.

•	Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of December, risk on net interest income over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 45 million), Chile (EUR 35 million) and Mexico (EUR 12 million).

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Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst case scenario, was also concentrated in Brazil (EUR 419 million), Chile (EUR 219 million) and Mexico (EUR 172 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), the Group also uses other methods to monitor structural balance sheet risk from interest rates movements: these include scenario analysis and VaR calculations, applying a similar methodology to that used for trading portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 352.5 million in September 2018. It is important to note the high level of diversification between the balance sheets of Europe and United States and those of Latin America.

Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from exchange rates movements. In 2018, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.

At the end of 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian real, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as investments, depending on the percentage or control.

The equity portfolio available for the banking book at the end of December 2018 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors.

Among other sectors, to a lesser extent, are for example real estate activities or public administration.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2018, the VaR at 99% with a one day time frame was EUR 180.1 million (EUR 261.6 and EUR 323 million at the end of 2017 and 2016, respectively).

2.2. Methodologies

Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural exchange-rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3. Liquidity risk

Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term funding needs must be covered by medium- and long-term instruments.

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•	High contribution from customer deposits due to the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.

•	Limited recourse to short-term.

•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework.

This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.

The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:

•	A solid balance sheet structure, with a diversified presence in the wholesale markets;

•	The use of liquidity buffers and limited encumbrance of assets;

•	Compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

Over the course of the year, all dimensions of the plan are monitored.

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

iii. Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

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The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2018 (thousand of million of euros).

Residual maturities of the liabilities	Unmatured	<=1month	>1month <=3months	>3months <=12months	>1year <=2years	>2years <=3years	3years <=5years	5years <=10years	>10years	TOTAL
Committed assets	28.5	53.7	11.9	29.0	78.6	55.4	28.1	20.4	16.5	322.2
Guarantees received	24.6	15.8	10.7	10.3	1.8	1.8	1.7	1.8	1.1	69.6

The reported Group information as required by the EBA at 2018 year-end is as follows:

On-balance-sheet encumbered assets

Thousand of million of euros

	Carrying amount of encumbered assets	Fair Value of encumbered assets	Fair Value of non- encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	214.6		855.0
Equity instruments	4.2	4.2	10.7	10.7
Debt securities	76.3	76.3	114.8	114.8
Other assets	27.1		156.6

Total assets	322.2		1,137.1

Encumbrance of collateral received

Thousand of million of euros

Encumbered assets and collateral

received and matching liabilities

Thousand of million of euros

	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	69.6	48.9
Loans and advances	—	—
Equity instruments	2.7	6.0
Debt securities	65.0	42.9
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	1.4

	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	301.6	391.8

On-balance-sheet encumbered assets amounted to EUR 322.2 thousand million, of which 67% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 69.6 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 391.8 thousand million of encumbered assets, which give rise to EUR 301.6 thousand million matching liabilities.

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As of December 2018, total asset encumbrance in funding operations represented 24.8% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1.5878 thousand million as of December 2018). This percentage is similar to the values presented by the Group before the acquisition of Banco Popular Español, S.A.U. in 2017.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•	51.5 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance- sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12.8 % of the expanded balance sheet under EBA standards.

•	The other 48.5 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short- term liquidity management.

d) Capital risk

The capital risk function, as second line of defence carries out the control and supervision of the capital activities developed by the first line of defence, which independently challenges mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).

•	Ongoing supervision of measurement of the Group’s regulatory capital by identifying the key metrics for the calculation, setting tolerance levels for identified metrics and reviewing their consumption and the consistency of the calculations, including single transactions with a capital impact.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group’s risk profile.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

At 1 March 2019, at a consolidated level, the Group must maintain a minimum capital ratio of 9.70% of CET1 fully loaded (4.5% being the requirement for Pillar I, 1.5% being the requirement for Pillar 2R (requirement), 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.20% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of 1.5% of Tier 1 fully loaded and a minimum total ratio of 13.20% fully loaded.

Regulatory capital

In 2018, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 11.30% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
Million of euros
	2018	2017
Subscribed capital	8,118	8,068
Share premium account	50,993	51,053
Reserves	53,988	52,577
Treasury shares	(59)	(22)
Attributable profit	7,810	6,619
Approved dividend	(2,237)	(2,029)

Shareholders’ equity on public balance sheet	118,613	116,265

Valuation adjustments	(22,141)	(21,777)
Non- controlling interests	10,889	12,344

Total Equity on public balance sheet	107,361	106,832

Goodwill and intangible assets	(28,644)	(28,537)
Eligible preference shares and participating securities	9,754	7,635
Accrued dividend	(1,055)	(968)
Other adjustments*	(9,700)	(7,679)

Tier 1 (Phase-in)	77,716	77,283

*	Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2018	2017
Capital coefficients
Level 1 ordinary eligible capital (million of euros)	67,962	74,173
Level 1 additional eligible capital (million of euros)	9,754	3,110
Level 2 eligible capital (million of euros)	11,009	13,422
Risk-weighted assets (million of euros)	592,319	605,064
Level 1 ordinary capital coefficient (CET 1)	11.47%	12.26%
Level 1 additional capital coefficient (AT1)	1.65%	0.51%
Level 1 capital coefficient (Tier 1)	13.12%	12.77%
Level 2 capital coefficient (Tier 2)	1.86%	2.22%

Total capital coefficient	14.98%	14.99%

657

Eligible capital
Million of euros
	2018	2017
Eligible capital
Common Equity Tier 1	67,962	74,173

Capital	8,118	8,068
(-) Treasure shares and own shares financed	(64)	(22)
Share Premium	50,993	51,053
Reserves	55,036	52,241
Other retained earnings	(23,022)	(22,363)
Minority interests	6,981	7,991
Profit net of dividends	4,518	3,621
Deductions	(34,598)	(26,416)
Goodwill and intangible assets	(28,644)	(22,829)
Others	(5,954)	(3,586)
Additional Tier 1	9,754	3,110
Eligible instruments AT1	9,666	8,498
T1- excesses-subsidiaries	88	347
Residual value of dividends	—	(5,707)
Others	—	(27)
Tier 2	11,009	13,422
Elegible instruments T2	11,306	9,901
Gen. funds and surplus loans loss prov. IRB	—	3,823
T2-excesses- subsidiaries	(297)	(275)
Others	—	(27)

Total eligible capital	88,725	90,706

Note: Santander Bank and its affiliates had not taken part in any State aid programmes.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of 17 January 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

The European Commission’s proposals to modify CRR and CRD IV on 23 November 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Million of euros
	31/12/2018	31/12/2017
Leverage
Level 1 Capital	77,716	77,283
Exposure	1,489,094	1,463,090
Leverage Ratio	5.22%	5.28%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional

requirements, which consist mainly of a capital buffer (1%), in

TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

55. Explanation added for translation to English

These consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see Note 1.b).

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Appendix

Appendix I

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate	53	7	11
A & L CF (Guernsey) Limited [n]	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
A & L CF December (1) Limited [j]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
A & L CF June (2) Limited [e]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
A & L CF June (3) Limited [e]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	9	(1)	0
A & L CF March (5) Limited [d]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	2	0	0
A & L CF September (4) Limited [f]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	19	0	0
Abbey Business Services (India) Private Limited [d]	India	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	b	—	—	Securitisation	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	b	—	—	Securitisation	(291)	35	0
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	Banking	5	0	6
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company	0	0	0
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	522	5	155
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	12	0
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking	366	21	376
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company	0	0	0
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company	0	0	0
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	Holding company	299	(115)	454
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	Holding company	2,542	(9)	1,863
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards	1	0	1
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company	116	0	113

660	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company	4	0	5
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	Services	3	0	3
Aliseda Participaciones Inmobiliarias, S.L. [i]	Spain	0.00%	0.00%	0.00%	100.00%	Real estate	—	—	—
Aliseda Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate	48	(20)	32
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Holding company	1,209	(6)	1,148
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	(227)	0	0
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate	36	(97)	0
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company	0	0	0
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company	92	0	27
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce	3	0	0
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services	2	1	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce	2	0	2
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services	0	1	0
Arcaz - Sociedade Imobiliária Portuguesa, Lda. [r]	Portugal	0.00%	99.90%	100.00%	100.00%	Inactive	3	0	0
Argenline S.A. [j] o	Uruguay	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Asto Digital Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	40	(13)	27
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	—	Financial services	0	(2)	0
Atlantes Azor No. 1	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Azor No. 2	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Mortgage No. 2	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Mortgage No. 3	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Mortgage No. 4	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Mortgage No. 5	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Mortgage No. 7	Portugal	—	[b]	—	—	Securitisation	0	0	0
Atlantes Mortgage No.1 FTC	Portugal	—	[b]	—	—	Securitisation	25	0	0
Atlantes Mortgage No.1 plc	Ireland	—	[b]	—	—	Securitisation	0	0	0

661

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Financial services	61	4	54
Auto ABS DFP Master Compartment France 2013	France	—	[b]	—	—	Securitisation	0	0	0
Auto ABS French Lease Master Compartiment 2016	France	—	[b]	—	—	Securitisation	0	0	0
Auto ABS French Leases 2018	France	—	[b]	—	—	Securitisation	0	0	0
Auto ABS French Loans Master	France	—	[b]	—	—	Securitisation	0	0	0
Auto ABS French LT Leases Master	France	—	[b]	—	—	Securitisation	0	0	0
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	—	[b]	—	—	Securitisation	0	0	0
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	—	[b]	—	—	Securitisation	0	0	0
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	—	[b]	—	—	Securitisation	0	0	0
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	—	[b]	—	—	Securitisation	0	0	0
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Auto ABS UK Loans 2017 Plc	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Auto ABS UK Loans Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Auto ABS UK Loans PLC	United Kingdom	—	[b]	—	—	Securitisation	1	(6)	0
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	Technology services	3	0	3
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	44	4	28
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	10	5	6
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	36	2	25
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting	8	0	8
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%	100.00%	100.00%	Renting	82	0	63
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport	4	(1)	4
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting	0	0	1
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	13	3	9
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	10	1	11
Aviación Santillana S.L.	Spain	99.00%	1.00%	100.00%	—	Renting	2	0	2
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	43	0	26
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport	2	2	3
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	26	3	19
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Finance company	312	204	443
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking	297	37	123
Banco Bandepe S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Banking	942	45	848
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking	14	0	9
Banco de Asunción, S.A. en liquidación voluntaria [j]	Paraguay	0.00%	99.33%	99.33%	99.33%	Banking	0	0	0
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking	1,088	(4)	1,085

662	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.91%	60.00%	60.00%	Banking	183	78	153
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	Finance company	66	8	31
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	100.00%	100.00%	100.00%	Credit institution	49	7	72
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	Banking	3,555	745	3,220
Banco Santander (Brasil) S.A.	Brazil	13.94%	75.92%	90.44%	90.24%	Banking	12,858	2,738	10,112
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.13%	100.00%	100.00%	Finance company	38	14	39
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	76.48%	100.00%	100.00%	Holding company	13	1	8
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	77.83%	100.00%	100.00%	Finance company	5	1	5
Banco Santander (Panamá), S.A. [j]	Panama	0.00%	100.00%	100.00%	100.00%	Banking	37	0	31
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Banking	1,093	36	820
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking	166	24	128
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	Finance company	95	2	101
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking	874	98	972
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.13%	75.17%	99.99%	Banking	4,727	853	4,193
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	Banking	160	22	121
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Banking	787	50	836
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.25%	99.20%	Banking	761	247	411
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	Banking	2,922	467	3,415
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking	346	72	191
Banif International Bank, Ltd [j]	Bahamas	0.00%	99.86%	100.00%	100.00%	Banking	0	0	0
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate	22	3	25
BCLF 2013-1 B.V.	The Netherlands	—	[b]	—	—	Securitisation	0	0	0
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	—	Payment services	10	0	9
Besaya ECA Designated Activity Company [i]	Ireland	0.00%	0.00%	0.00%	—	Finance company	—	—	—
Bilkreditt 3 Designated Activity Company [j]	Ireland	—	[b]	—	—	Securitisation	0	0	0
Bilkreditt 4 Designated Activity Company [j]	Ireland	—	[b]	—	—	Securitisation	0	0	0
Bilkreditt 5 Designated Activity Company[j]	Ireland	—	[b]	—	—	Securitisation	0	0	0
Bilkreditt 6 Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0

663

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Bilkreditt 7 Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0
BPE Financiaciones, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	Finance company	1	0	1
BPE Representaçoes y Participaçoes, Ltda. [j]	Brazil	100.00%	0.00%	100.00%	100.00%	Finance company	0	0	0
BPP Asesores S.A. [j]	Argentina	100.00%	0.00%	100.00%	100.00%	Finance company	0	0	0
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	Finance company	2	1	1
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company	23	16	73
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	Finance company	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	30	(15)	38
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	306	3	267
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company	14	0	14
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company	1,151	21	1.172
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Carfax (Guernsey) Limited [n]	Guernsey	0.00%	100.00%	100.00%	100.00%	Insurance brokerage	0	0	0
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	Holding company	57	0	75
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	Finance company	42	6	42
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company	50	3	53
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company	0	0	0
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking	485	67	249
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services	0	0	0
CCAP Auto Lease Ltd.	United States	0.00%	69.71%	100.00%	100.00%	Leasing	14	(12)	1
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.13%	100.00%	100.00%	Non profit institute	1	0	1
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental	(54)	(7)	0
Chrysler Capital Auto Funding I LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(21)	35	0
Chrysler Capital Auto Funding II LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(18)	24	0
Chrysler Capital Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	0	0	0
Chrysler Capital Auto Receivables Trust 2016-A	United States	—	[b]	—	—	Securitisation	21	(13)	0

664	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	106	(171)	0
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	90	(3)	0
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking	363	141	428
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Finance company	20	11	26
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	—	Services	0	0	0
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	—	Services	0	0	0
Consulteam Consultores de Gestão, Lda.	Portugal	86.28%	13.72%	100.00%	100.00%	Real estate	132	(132)	2
Consumer Lending Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	Securitisation	0	0	0
Crawfall S.A. [g] j	Uruguay	100.00%	0.00%	100.00%	100.00%	Services	0	0	0
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances	9	0	7
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	Holding company	5	0	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	Cards	10	2	9
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services	0	0	0
Dirgenfin, S.L., en liquidación [j]	Spain	0.00%	100.00%	100.00%	100.00%	Real estate development	(10)	0	0
Drive Auto Receivables Trust 2015-A	United States	—	[b]	—	—	Securitisation	(2)	8	0
Drive Auto Receivables Trust 2015-B	United States	—	[b]	—	—	Securitisation	14	15	0
Drive Auto Receivables Trust 2015-C	United States	—	[b]	—	—	Securitisation	(15)	9	0
Drive Auto Receivables Trust 2015-D	United States	—	[b]	—	—	Securitisation	(20)	15	0
Drive Auto Receivables Trust 2016-A	United States	—	[b]	—	—	Securitisation	(31)	15	0
Drive Auto Receivables Trust 2016-B	United States	—	[b]	—	—	Securitisation	(57)	34	0
Drive Auto Receivables Trust 2016-C	United States	—	[b]	—	—	Securitisation	(63)	48	0
Drive Auto Receivables Trust 2017-1	United States	—	[b]	—	—	Securitisation	(83)	55	0
Drive Auto Receivables Trust 2017-2	United States	—	[b]	—	—	Securitisation	(69)	50	0
Drive Auto Receivables Trust 2017-3	United States	—	[b]	—	—	Securitisation	(130)	97	0
Drive Auto Receivables Trust 2017-A	United States	—	[b]	—	—	Securitisation	(68)	42	0
Drive Auto Receivables Trust 2017-B	United States	—	[b]	—	—	Securitisation	(66)	48	0
Drive Auto Receivables Trust 2018-1	United States	—	[b]	—	—	Securitisation	0	(34)	0
Drive Auto Receivables Trust 2018-2	United States	—	[b]	—	—	Securitisation	0	(81)	0
Drive Auto Receivables Trust 2018-3	United States	—	[b]	—	—	Securitisation	0	(96)	0

665

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Drive Auto Receivables Trust 2018-4	United States	—	[b]	—	—	Securitisation	0	(116)	0
Drive Auto Receivables Trust 2018-5	United States	—	[b]	—	—	Securitisation	0	24	0
Drive Auto Receivables Trust 2019-1	United States	—	[b]	—	—	Inactive	0	0	0
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	Services	0	0	0
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	Finance company	20	3	13
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	Real estate	1	0	1
Esfera Fidelidade S.A.	Brazil	0.00%	89.85%	100.00%	—	Services	2	0	2
Evidence Previdência S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Holding company	64	(17)	42
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	Services	2	1	2
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company	9	2	4
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company	214	66	140
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company	3,785	(9)	1,020
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services	0	0	0
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	5	0	4
Fondo de Inversión Privado Renta Terrenos I [j]	Chile	0.00%	100.00%	100.00%	—	Investment fund	27	1	0
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander 2	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	[b]	—	—	Securitisation	0	0	0

666	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización PYMES Santander 13	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización PYMES Santander 14	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización RMBS Santander 4	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización RMBS Santander 5	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización Santander Consumo 2	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	[b]	—	—	Securitisation	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) [j]	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company	0	0	0
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	(5)	(1)	0
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	(2)	4	0
Fosse PECOH Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado [s]	Brazil	—	[b]	—	—	Investment fund	0	0	0
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado [s]	Brazil	—	[b]	—	—	Investment fund	18	3	0
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Securitisation	7	0	8
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0

667

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services	1	0	0
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Internet	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services	4	0	1
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services	1	0	0
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Electricity production	1	0	0
Gestora de Procesos S.A. en liquidación [j]	Peru	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Securities and real estate management	5	12	16
Gestora Popular, S.A.	Spain	35.00%	65.00%	100.00%	100.00%	Real estate	3	1	5
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.52%	88.50%	88.50%	Payment services	379	109	388
Global Galantis, S.A.	Spain	0.00%	100.00%	100.00%	—	Inactive	0	0	0
Golden Bar (Securitisation) S.r.l.	Italy	—	[b]	—	—	Securitisation	0	0	0
Golden Bar Stand Alone 2014-1	Italy	—	[b]	—	—	Securitisation	0	0	0
Golden Bar Stand Alone 2015-1	Italy	—	[b]	—	—	Securitisation	0	0	0
Golden Bar Stand Alone 2016-1	Italy	—	[b]	—	—	Securitisation	0	0	0
Golden Bar Stand Alone 2018-1	Italy	—	[b]	—	—	Securitisation	0	0	0
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company	1	0	0
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	Holding company	2,669	269	2,817
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	—	Holding company	3,902	335	4,001
GTS El Centro Equity Holdings, LLC [c]	United States	0.00%	56.88%	56.88%	81.90%	Holding company	32	(1)	29
GTS El Centro Project Holdings, LLC [c]	United States	0.00%	56.88%	100.00%	100.00%	Holding company	32	(1)	17
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Automotive	2	0	2
Hipototta No. 4 FTC	Portugal	—	[b]	—	—	Securitisation	(48)	2	0
Hipototta No. 4 plc	Ireland	—	[b]	—	—	Securitisation	1	(5)	0
Hipototta No. 5 FTC	Portugal	—	[b]	—	—	Securitisation	(39)	(2)	0
Hipototta No. 5 plc	Ireland	—	[b]	—	—	Securitisation	(4)	(3)	0
Hipototta No.13	Portugal	—	[b]	—	—	Securitisation	0	0	0
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renting	1	0	1
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Holding company	110	(9)	511
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company	65	(6)	719

668	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	(41)	3	0
Holmes Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	3	(5)	0
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	Holding company	401	4	316
HQ Mobile Limited [g]	United Kingdom	0.00%	100.00%	100.00%	—	Internet technology	2	0	10
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-commerce	7	(2)	6
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company	3,710	66	3,775
Ingeniería de Software Bancario HUB Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	It services	26	1	20
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate	54	0	54
Inmobiliaria Viagracia, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate	85	7	63
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	Technology services	16	0	13
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company	0	0	0
Intermediacion y Servicios Tecnológicos, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services	2	1	2
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	328	(10)	365
Inversiones Inmobiliarias Alprosa, S.L.	Spain	94.33%	5.67%	100.00%	100.00%	Real estate	415	(1)	393
Inversiones Inmobiliarias Cedaceros, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Real estate	(29)	0	0
Inversiones Inmobiliarias Gercebio, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	Real estate	(11)	0	0
Inversiones Inmobiliarias Inagua, S.A. [i]	Spain	0.00%	0.00%	0.00%	100.00%	Real estate	—	—	—
Inversiones Inverjota, SICAV, S.A., en liquidación [j] i	Spain	0.00%	0.00%	0.00%	—	Investment company	—	—	—
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive	15	(2)	4
Investigaciones Pedreña, A.I.E.	Spain	99.00%	1.00%	100.00%	—	Research and development	0	0	0
Isban México, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	It services	36	4	30
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company	1	0	1
La Unión Resinera Española, S.A., en liquidación [j]	Spain	76.79%	19.55%	96.35%	96.35%	Chemistry	0	0	0
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	(20)	(43)	0
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Langton PECOH Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	1	0

669

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	1	0
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Langton Securities Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding	28	0	16
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Factoring	1	0	0
Luri 1, S.A. [m]	Spain	36.00%	0.00%	36.00%	31.00%	Real estate	15	(3)	5
Luri 4, S.A. Unipersonal, en liquidación [j] i	Spain	0.00%	0.00%	0.00%	100.00%	Real estate	—	—	—
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate investment	1,315	10	1,405
MAC No. 1 Limited	United Kingdom	—	[b]	—	—	Mortgage credit company	0	0	0
Manberor, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	Real estate	(90)	0	0
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards	1	0	1
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	Real estate	0	0	0
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory	1	0	1
Merlion Aviation One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	Renting	33	3	0
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Services	0	0	0
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services	0	(1)	0
Motor 2015-1 Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Motor 2015-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Motor 2016-1 Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Motor 2016-1M Ltd [j]	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Motor 2017-1 Holdings Limited	United Kingdom	—	[b]	—	—	Securitisation	0	0	0
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	(2)	0
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	16	3	49
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing	22	1	21
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	20	2	17
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Renting	3	0	3
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing	4	0	4
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing	1	0	1
Newcomar, S.L., en liquidación [j]	Spain	40.00%	40.00%	80.00%	80.00%	Real estate	1	0	0
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	Securities investment	94	(1)	93
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	79.65%	79.76%	79.51%	Investment fund	336	9	274

670	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce	4	0	2
Olé Tecnologia Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	It services	0	1	0
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking	206	5	210
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	—	Services	0	0	0
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services	38	(58)	0
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company	7	0	22
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company	24	(1)	23
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund [i]	Ireland	0.00%	54.18%	51.25%	51.25%	Fund management company	4	0	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund [i]	Ireland	0.00%	44.08%	51.57%	51.62%	Fund management company	5	0	0
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado) [i]	Bahamas	0.00%	55.86%	56.34%	56.10%	Fund management company	45	1	0
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Holding company	1,097	(89)	904
Pastor Vida, S.A. de Seguros y Reaseguros [i]	Spain	0.00%	0.00%	0.00%	100.00%	Insurance	—	—	—
PBD Germany Auto 2018 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate	109	1	110
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation	0	0	0
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Holding company	51	(9)	4
Phoenix C1 Aviation Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	Renting	3	2	0
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Services	0	0	0
Popular Bolsa S.V., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Securities company	6	1	6
Popular Capital, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	Finance company	(2)	0	0
Popular de Participaciones Financieras, S.A. [i]	Spain	0.00%	0.00%	0.00%	100.00%	Venture capital	—	—	—
Popular de Renting, S.A. [i]	Spain	0.00%	0.00%	0.00%	100.00%	Renting	—	—	—
Popular Gestão de Activos, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Management of funds and portfolios	1	0	1
Popular Gestión Privada S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios	7	1	7
Popular Operaciones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Finance company	0	0	0
Popular Seguros - Companhia de Seguros S.A.	Portugal	0.00%	99.90%	100.00%	84.07%	Insurance	9	0	7
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	Internet	0	0	0
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet	0	(1)	0
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Financial advisory	1	0	1

671

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.85%	100.00%	100.00%	Investment fund	99	(8)	80
Primestar Servicing, S.A.	Portugal	20.00%	79.89%	100.00%	80.00%	Real estate	1	0	2
Produban Brasil Tecnologia Ltda.	Brazil	0.00%	100.00%	100.00%	—	Technology services	3	1	1
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Banking	428	44	219
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	Banking	1,093	116	463
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	100.00%	100.00%	Finance company	1	0	0
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	Finance company	100	17	42
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	50.00%	50.00%	Finance company	30	4	11
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	Leasing	34	7	15
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	Finance company	288	55	123
PSA Financial Services Nederland B.V.	The Netherlands	0.00%	50.00%	50.00%	50.00%	Finance company	60	13	20
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company	410	55	174
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	—	Renting	6	2	3
PSRT 2018-A	United States	—	[b]	—	—	Securitisation	0	57	0
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing	19	(2)	17
Recovery Team, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Finance company	5	9	11
Retop S.A. [f]	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company	11	21	63
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	Collection services	0	1	1
Return Gestão de Recursos S.A.	Brazil	0.00%	62.90%	100.00%	100.00%	Fund management company	0	0	0
Riobank International (Uruguay) SAIFE [j]	Uruguay	0.00%	100.00%	100.00%	100.00%	Banking	0	0	0
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Renting	(2)	(1)	0
Roc Shipping One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	Renting	(1)	(1)	0
Rojo Entretenimento S.A.	Brazil	0.00%	85.00%	94.60%	94.60%	Services	28	1	25
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company	3	16	161
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	100.00%	Holding company	33	3	38
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Management	4	0	2
SAM Investment Holdings Limited [u]	Jersey	0.00%	100.00%	100.00%	100.00%	Holding company	982	105	1,551
SAM UK Investment Holdings Limited	United Kingdom	92.38%	7.62%	100.00%	100.00%	Holding company	1,093	511	1,665
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Holding company	117	11	88
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Portfolio management	0	0	0
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services	0	0	0

672	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander (CF Trustee) Limited [d]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Asset management	0	0	0
Santander (UK) Group Pension Schemes Trustees Limited [d]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Asset management	0	0	0
Santander Agente de Valores Limitada	Chile	0.00%	67.44%	100.00%	100.00%	Securities company	51	13	43
Santander Ahorro Inmobiliario 1, S.A.	Spain	97.95%	0.58%	98.53%	98.54%	Real estate investment	23	(1)	21
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.13%	0.78%	99.91%	99.91%	Real estate investment	23	0	23
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	54	9	0
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	216	19	162
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Fund management company	27	1	27
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	Securities investment	(6)	0	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company	4	1	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company	27	10	132
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	278	14	186
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios	37	25	201
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Management	3	2	5
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company	22	55	167
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services	4	1	1
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Financial services	1	0	1
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Holding company	927	56	983
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking	796	(5)	403
Santander Bank Polska S.A.	Poland	67.47%	0.00%	67.47%	69.34%	Banking	5,043	504	4,312
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking	11,364	346	11,708
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.85%	100.00%	100.00%	Services	39	32	64
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Securities investment	33	2	35
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Real estate investment	465	66	576
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	It services	32	(2)	27
Santander Brasil, EFC, S.A.	Spain	0.00%	89.85%	100.00%	100.00%	Finance company	763	9	714
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Venture capital	11	(1)	8

673

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Trade	8	2	0
Santander Capitalização S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Insurance	46	29	65
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	Cards	(8)	0	0
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Cards	93	0	93
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	149	(1)	106
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.84%	Holding company	1,390	265	1,393
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory	7	1	4
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	465	106	291
Santander Consumer ABS Funding 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(63)	(42)	0
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(35)	69	0
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	16	(31)	0
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	323	73	0
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	61	0	0
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	20	1	0
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	24	(2)	0
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	46	23	0
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	50	29	0
Santander Consumer Auto Receivables Funding 2016-B1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(14)	8	0
Santander Consumer Auto Receivables Funding 2016-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(18)	19	0
Santander Consumer Auto Receivables Funding 2016-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(29)	9	0
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	(17)	11	0
Santander Consumer Auto Receivables Funding 2016-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	30	31	0
Santander Consumer Auto Receivables Funding 2016-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	23	21	0
Santander Consumer Auto Receivables Funding 2016-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	8	10	0

674	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Consumer Auto Receivables Funding 2016-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	9	10	0
Santander Consumer Auto Receivables Funding 2017-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	8	11	0
Santander Consumer Auto Receivables Funding 2017-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	3	8	0
Santander Consumer Auto Receivables Funding 2017-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	2	12	0
Santander Consumer Auto Receivables Funding 2017-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	54	11	0
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	0	71	0
Santander Consumer Auto Receivables Funding 2018-L2 LLC	United States	0.00%	69.71%	100.00%	—	Finance company	0	19	0
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	69.71%	100.00%	—	Finance company	0	28	0
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	69.71%	100.00%	—	Finance company	0	24	0
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	69.71%	100.00%	—	Finance company	0	19	0
Santander Consumer Bank	Belgium	0.00%	100.00%	100.00%	100.00%	Banking	1,166	28	1,170
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking	3,063	463	4,820
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Finance company	1,910	262	1,996
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking	334	43	363
Santander Consumer Bank S.A.	Poland	0.00%	80.48%	100.00%	100.00%	Banking	637	130	506
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking	737	79	603
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	Banking	491	26	490
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	Finance company	59	14	15
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	(35)	0	0
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	Finance company	126	24	190
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Technology services	5	0	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company	205	55	130
Santander Consumer Finance, S.A.	Spain	75.00%	25.00%	100.00%	100.00%	Banking	10,154	560	7,327
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	Services	15	0	13
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company	364	21	518
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company	4,784	284	5,827

675

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	69.71%	100.00%	100.00%	Services	6	2	5
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing	20	40	101
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	Insurance intermediary	1	0	0
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	Leasing	23	2	5
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services	9	0	18
Santander Consumer Receivables 10 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	712	27	0
Santander Consumer Receivables 11 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	233	(2)	0
Santander Consumer Receivables 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	213	60	0
Santander Consumer Receivables 7 LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	301	68	0
Santander Consumer Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	0	0	0
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Leasing	36	1	39
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services	0	0	0
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company	6	2	5
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	It services	12	2	24
Santander Consumer USA Holdings Inc.	United States	0.00%	69.71%	69.71%	68.12%	Holding company	5,330	800	4,805
Santander Consumer USA Inc.	United States	0.00%	69.71%	100.00%	100.00%	Finance company	4,860	(85)	3,329
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Finance company	488	90	505
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	Cards	597	155	566
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	Insurance brokerage	84	2	58
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	Securities company	54	2	46
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Securities company	127	15	120
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Holding company	497	82	518
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company	5	2	2
Santander Drive Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	Finance company	1	0	0
Santander Drive Auto Receivables Trust 2014-4	United States	—	[b]	—	—	Securitisation	71	20	0
Santander Drive Auto Receivables Trust 2014-5	United States	—	[b]	—	—	Securitisation	50	16	0
Santander Drive Auto Receivables Trust 2015-1	United States	—	[b]	—	—	Securitisation	66	25	0

676	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Drive Auto Receivables Trust 2015-2	United States	—	b	—	—	Securitisation	53	24	0
Santander Drive Auto Receivables Trust 2015-3	United States	—	b	—	—	Securitisation	35	22	0
Santander Drive Auto Receivables Trust 2015-4	United States	—	b	—	—	Securitisation	24	28	0
Santander Drive Auto Receivables Trust 2015-5	United States	—	b	—	—	Securitisation	26	25	0
Santander Drive Auto Receivables Trust 2016-1	United States	—	b	—	—	Securitisation	(2)	30	0
Santander Drive Auto Receivables Trust 2016-2	United States	—	b	—	—	Securitisation	(9)	43	0
Santander Drive Auto Receivables Trust 2016-3	United States	—	b	—	—	Securitisation	(29)	59	0
Santander Drive Auto Receivables Trust 2017-1	United States	—	b	—	—	Securitisation	(52)	55	0
Santander Drive Auto Receivables Trust 2017-2	United States	—	b	—	—	Securitisation	(74)	69	0
Santander Drive Auto Receivables Trust 2017-3	United States	—	b	—	—	Securitisation	(86)	71	0
Santander Drive Auto Receivables Trust 2018-1	United States	—	b	—	—	Securitisation	0	(41)	0
Santander Drive Auto Receivables Trust 2018-2	United States	—	b	—	—	Securitisation	0	(58)	0
Santander Drive Auto Receivables Trust 2018-3	United States	—	b	—	—	Securitisation	0	(69)	0
Santander Drive Auto Receivables Trust 2018-4	United States	—	b	—	—	Securitisation	0	(66)	0
Santander Drive Auto Receivables Trust 2018-5	United States	—	b	—	—	Securitisation	0	(88)	0
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	59.66%	Venture capital	11	0	6
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	43	6	45
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Payment services	204	4	180
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate	4	0	0
Santander F24 S.A.	Poland	0.00%	67.47%	100.00%	100.00%	Finance company	0	0	0
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	Factoring	42	1	43
Santander Factoring Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	Financial services	14	4	1
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring	220	96	126
Santander FI Hedge Strategies	Ireland	0.00%	89.85%	100.00%	100.00%	Investment company	473	(197)	247
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services	2	0	2
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company	0	0	0
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Finance company	166	(4)	162
Santander Finanse Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	Financial services	49	8	20
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company	84	68	87

677

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company	5	(2)	3
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior [o]	Brazil	0.00%	89.85%	100.00%	100.00%	Investment fund	123	17	141
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior [g]	Brazil	0.00%	89.85%	100.00%	100.00%	Investment fund	406	23	392
Santander Fundo de Investimento Financial Curto Prazo [e]	Brazil	0.00%	89.85%	100.00%	100.00%	Investment fund	1,124	155	0
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior [d]	Brazil	0.00%	89.85%	100.00%	100.00%	Investment fund	69	18	104
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado [h]	Brazil	0.00%	85.75%	100.00%	100.00%	Investment fund	712	33	694
Santander Fundo de Investimento Unix Multimercado Crédito Privado [o]	Brazil	0.00%	89.85%	100.00%	100.00%	Investment fund	77	7	79
Santander GBM Secured Financing Designated Activity Company [i]	Ireland	0.00%	0.00%	0.00%	—	Securitisation	—	—	—
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	Financial services	5	1	5
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company	6	1	6
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Real estate management	95	2	96
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate	268	(25)	250
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services	34	29	24
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	Securities investment	258	(5)	255
Santander Global Services, S.A. [j]	Uruguay	0.00%	100.00%	100.00%	100.00%	Services	0	0	0
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Sports activity	24	(6)	19
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	—	It services	391	83	346
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing	4	0	3
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento [t]	Brazil	0.00%	89.85%	100.00%	—	Investment fund	—	—	—
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	[b]	—	—	Securitisation	0	0	0

678	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Real estate	5	(1)	4
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company	3,651	1	2,463
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company	17,842	618	12,392
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	Finance company	12	(5)	5
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Insurance brokerage	7	1	8
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance	1	0	1
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Asset management	39	1	40
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance brokerage	19	1	18
Santander International Limited	Jersey	0.00%	100.00%	100.00%	—	Finance company	0	0	0
Santander International Products, Plc. [u]	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company	1	0	0
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Holding company	1,448	204	1,032
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking	954	(8)	899
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Finance company	543	16	321
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	219	0	27
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Inactive	0	0	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	Securities company	402	14	416
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking	191	0	186
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	Securities company	9	0	7
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios	14	8	6
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	Leasing	90	14	35
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0
Santander Leasing S.A.	Poland	0.00%	67.47%	100.00%	100.00%	Leasing	130	4	30
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.85%	99.99%	99.99%	Leasing	1,305	73	1,163
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing	13	(7)	7
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company	221	5	225
Santander Mediación Operador de Banca- Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	Insurance intermediary	5	5	2
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company	0	0	2
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	—	Financial services	0	0	0
Santander Operaciones España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Services	18	0	18

679

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Paraty Qif PLC	Ireland	0.00%	89.85%	100.00%	100.00%	Investment fund	473	(197)	248
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company	14	19	118
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Pension fund management company	4	0	4
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	29	0
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	17	0
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	4	0
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	7	0
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	2	0
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company	52	9	35
Santander Private Banking s.p.a. in Liquidazione [j]	Italy	100.00%	0.00%	100.00%	100.00%	Finance company	39	(6)	33
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate	285	1	389
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Real estate	5	0	4
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate	11	1	12
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company	118	0	118
Santander Retail Auto Lease Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	Securitisation	0	0	0
Santander Retail Auto Lease Trust 2017-A	United States	—	[b]	—	—	Securitisation	55	16	0
Santander Retail Auto Lease Trust 2018-A	United States	—	[b]	—	—	Securitisation	0	59	0
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Fund management company	1	3	3
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	Advisory services	0	0	0
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	Services	0	0	0
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	Securities company	3	1	4
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	Fund management company	1	0	1
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company	136	(110)	26
Santander Securities S.A.	Poland	0.00%	67.47%	100.00%	—	Securities company	10	0	3

680	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Securities investment	207	19	213
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Holding company	223	21	272
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	100.00%	Finance company	10	(1)	11
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Banking	512	52	372
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance	1,169	132	1,188
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.14%	100.00%	100.00%	Services	5	1	5
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	Financial services	2	0	1
Santander Speedboats Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	—	Holding company	0	0	0
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	It services	138	(29)	109
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	It services	2	1	3
Santander Tecnología España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	It services	35	5	35
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	Insurance	93	18	47
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.90%	Holding company	3,357	630	3,923
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.74%	100.00%	100.00%	Fund management company	4	44	39
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive	17	0	16
Santander UK Foundation Limited	United Kingdom	—	[b]	—	—	Charitable services	0	0	0
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Finance company	13,492	1,400	20,327
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company	49	0	45
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services	17	3	17
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking	14,361	2,291	14,559
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	It services	6	10	6
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	Finance company	330	22	260
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	[b]	—	—	Securitisation	5	0	0
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company	6,903	718	6,460
SC Austria Finance 2013-1 S.A.	Luxembourg	—	[b]	—	—	Securitisation	0	0	0
SC Germany Auto 2013-2 UG (haftungsbeschränkt) [j]	Germany	—	[b]	—	—	Securitisation	0	0	0

681

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
SC Germany Auto 2014-1 UG (haftungsbeschränkt) [j]	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) [j]	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	(16)	0
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	—	[b]	—	—	Securitisation	0	0	0
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	—	[b]	—	—	Securitisation	0	0	0
SC Poland Consumer 16-1 Sp. z o.o.	Poland	—	[b]	—	—	Securitisation	0	0	0
SCF Ajoneuvohallinto I Limited	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Ajoneuvohallinto II Limited	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Ajoneuvohallinto VII Limited	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate management	0	0	0
SCF Rahoituspalvelut I Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Rahoituspalvelut II Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	(1)	0	0
SCFI Ajoneuvohallinto Limited [j]	Ireland	—	[b]	—	—	Securitisation	0	0	0
SCFI Rahoituspalvelut Designated Activity Company [j]	Ireland	—	[b]	—	—	Securitisation	0	0	0
Secucor Finance 2013-I Designated Activity Company [q]	Ireland	—	[b]	—	—	Securitisation	0	0	0
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company	59	3	62

682	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate	50	3	53
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Security	1	0	1
Servicios Corporativos Seguros Serfin, S.A. de C.V. [j]	Mexico	0.00%	85.30%	100.00%	100.00%	Services	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	Finance company	30	1	7
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services	0	0	0
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	Electricity production	298	8	307
SI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Leasing	88	(7)	73
Silk Finance No. 4	Portugal	—	[b]	—	—	Securitisation	(6)	0	0
Sobrinos de José Pastor Inversiones, S.A. [i]	Spain	0.00%	0.00%	0.00%	100.00%	Holding company	—	—	—
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Appraisals	1	2	1
Socur, S.A. [f]	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company	36	27	59
Sol Orchard Imperial 1 LLC [c]	United States	0.00%	56.88%	100.00%	100.00%	Electricity production	32	(1)	17
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate	0	0	0
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	Holding company	36	1	37
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company	125	3	128
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services	127	4	130
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company	7,006	154	7,160
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive	49	0	49
Sovereign Spirit Limited [n]	Bermudas	0.00%	100.00%	100.00%	100.00%	Leasing	0	0	0
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company	4,481	643	11,093
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities investment	31	4	10
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	Payment services	8	0	10
Superdigital Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	—	Holding company	0	0	0
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation	5	1	0
Svensk Autofinans WH 1 Designated Activity Company	Ireland	—	[b]	—	—	Securitisation	0	0	0
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company	0	2	0
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Holding company	56	0	0
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company	3,090	273	2,524

683

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate	13	0	13
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurants	1	0	0
Tikgi Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	—	Renting	0	(1)	0
Time Retail Finance Limited [j]	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services	0	0	0
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company	32	(22)	10
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company	2	1	1
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	Telemarketing	1	0	1
Tornquist Asesores de Seguros S.A. [j]	Argentina	0.00%	99.99%	99.99%	99.99%	Advisory services	0	0	0
Totta (Ireland), PLC [h]	Ireland	0.00%	99.86%	100.00%	100.00%	Finance company	450	7	450
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Real estate	30	(4)	0
Trabajando.com Colombia Consultoría S.A.S.	Colombia	0.00%	100.00%	100.00%	—	Services	1	0	0
Trabajando.com México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	—	Services	0	0	0
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	—	Services	0	0	0
Trabalhando.com Brasil Consultoria Ltda.	Brazil	0.00%	100.00%	100.00%	—	Services	3	0	0
Trabalhandopontocom Portugal - Sociedade Unipessoal, Lda. [c] j	Portugal	0.00%	100.00%	100.00%	—	Services	0	0	0
Trade Maps 3 Hong Kong Limited	Hong-Kong	—	[b]	—	—	Securitisation	0	0	0
Trade Maps 3 Ireland Limited	Ireland	—	[b]	—	—	Securitisation	0	0	0
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Renting	16	2	15
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Leasing	45	7	17
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services	0	0	0
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Internet	0	0	0
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.72%	Internet	0	0	0
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Internet	0	0	0
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	Internet	1	0	2
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	22	(7)	21
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Internet	0	0	0
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	96.51%	Internet	0	0	0
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Internet	0	0	0
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Portfolio management	0	0	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Securities investment	(942)	0	0
Wave Holdco, S.L.	Spain	100.00%	0.00%	100.00%	—	Holding company	41	0	33

684	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by the Bank		% of voting power[k]			Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Capital + reserves	Net results	Carrying amount
Wave SME Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company	0	0	0
Wave SME Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Technology services	0	0	0
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company	9	0	9
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	Inactive	0	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory	0	0	0
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Leasing	11	1	9

a.

Amount per provisional books of each company as of the date of publication of these annexes, generally referred to 31 December 2018 without considering, where appropriate, the interest dividends that has been made in the year. In the carrying amount (net cost of provision), the Group´s ownership percentage has been applied to the number of each of the holders, without considering the impairment of goodwill incurred in the consolidation process. The Data from foreign companies are converted in to euros at the exchange rate at the end of the period.

b.	Companies over which effective control is exercised.
c.	Data from the latest approved financial statement as at 31 December 2017.
d.	Data from the latest approved financial statement as at 31 March 2018.
e.	Data from the latest approved financial statement as at 30 June 2018.
f.	Data from the latest approved financial statement as at 30 September 2018.
g.	Data from the latest approved financial statement as at 31 July 2018.
h.	Data from the latest approved financial statement as at 30 November 2018.
i.	Company in process of merger or liquidation. Pending of being registered.
j.	Company in liquidation at 31 December 2018.
k.

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

l.	Data from the latest financial statement as at 31 December 2016.
m.	See note 2.b.i
n.	Company resident in the UK for tax purposes.
o.	Data from the latest approved financial statement as at 28 February 2018.
p.	Data from the latest approved financial statement as at 31 May 2018.
q.	Data from the latest approved financial statement as at 31 January 2018.
r.	Data from the latest available approved financial statement as at 31 December 2004.
s.	Data from the latest approved financial statement as at 31 October 2018.
t.	Newly incorporated society, without approval of the financial statements.
u.	Company resident in Spain for tax purposes.
1.	Companies issuing shares and preference shares are listed in annex III, together with other relevant information.

685

Appendix II

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
3E1 Sp. z o.o [b]	Poland	0.00%	12.89%	21.60%	21.60%	Electricity production	—	0	(2)	2
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	Payments and collections services	Associated	70	19	4
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Jointly controlled	33	14	3
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Jointly controlled	99	19	12
Aeroplan—Sociedade Construtora de Aeroportos, Lda. [e]	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—	0	0	0
Aguas de Fuensanta, S.A. [e]	Spain	36.78%	0.00%	36.78%	36.78%	Food	Associated	24	(40)	0
Alawwal Bank (consolidado) [b]	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	Banking	—	23,746	2,916	318
Alcuter 2, S.L. [k]	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—	—	—	—
Allianz Popular, S.L. (Consolidado)	Spain	40.00%	0.00%	40.00%	40.00%	Insurance	Associated	3,238	98	113
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	Advertising	Associated	2	2	(1)
Arena Communications Network, S.L. [b]	Spain	20.00%	0.00%	20.00%	20.00%	Advertising	Associated	10	4	10
Attijariwafa Bank Société Anonyme (consolidado) [b]	Morocco	0.00%	5.11%	5.11%	5.26%	Banking	—	43,401	4,035	601
Autopistas del Sol S.A. [b]	Argentina	0.00%	14.17%	14.17%	14.17%	Motorway concession	—	28	2	5
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A. [b]	Poland	0.00%	6.75%	10.00%	10.00%	Pension fund management company	—	120	114	24
Aviva Towarzystwo Ubezpieczeń na Życie S.A. [b]	Poland	0.00%	6.75%	10.00%	10.00%	Insurance	—	3,716	350	132
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.93%	50.00%	—	Finance company	Jointly controlled	48	22	0
Banco RCI Brasil S.A.	Brazil	0.00%	35.84%	39.89%	39.89%	Leasing	Jointly controlled	2,572	234	50
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated	584	94	7
Bank of Shanghai Co., Ltd. (consolidado) [b]	China	6.50%	0.00%	6.50%	6.48%	Banking	—	229,555	16,775	1,948
Benim - Sociedade Imobiliária, S.A. [b]	Portugal	0.00%	25.77%	25.81%	25.81%	Real estate	Associated	11	7	0
Câmara Interbancária de Pagamentos - CIP	Brazil	0.00%	15.82%	17.61%	—	Payments and collections services	—	122	54	23
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Management of venture capital	Associated	0	0	0

686	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Jointly controlled	1	0	0
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	Payments and collections services	Associated	9	6	1
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A. [b]	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated	3	2	0
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated	886	96	31
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated	1,426	203	45
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	Services	Associated	8	2	1
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	39.74%	Collection services	Jointly controlled	7	0	0
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.23%	Financial services	Associated	28	14	1
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Jointly controlled	1	(1)	0
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME [b]	Spain	20.18%	0.00%	20.18%	—	Finance company	—	129	116	9
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado) [b]	Spain	23.33%	0.55%	23.88%	21.08%	Credit insurance	—	803	361	23
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated	466	271	33
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación [l] [e]	Spain	21.98%	0.00%	21.98%	21.98%	Real estate development	—	38	(238)	(86)
Condesa Tubos, S.L. [b]	Spain	36.21%	0.00%	36.21%	30.61%	Services	—	162	32	(6)
Corkfoc Cortiças, S.A. [b]	Portugal	0.00%	27.54%	27.58%	—	Cork industry	—	3	20	0
Corridor Texas Holdings LLC (consolidado) [b]	United States	0.00%	29.47%	29.47%	32.61%	Holding company	—	205	197	(3)
Eko Energy Sp. z o.o [b]	Poland	0.00%	13.13%	22.00%	22.00%	Electricity production	—	0	4	(4)
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated	99	74	(18)
FAFER-Empreendimentos Urbanísticos e de Construção, S.A. [b] [e]	Portugal	0.00%	36.57%	36.62%	36.62%	Real estate	—	0	1	0

687

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership			% of voting
		held by the Bank			power[k]				Million euros[a]
Company	Location	Direct	Indirect		Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
FC2Egestión, S.L.	Spain	50.00%	0.00%		50.00%	50.00%	Environmental management	Jointly controlled	0	0	0
Federal Home Loan Bank of Pittsburgh [b]	United States	0.00%	6.33%		6.33%	6.33%	Banking	—	87,042	4,007	297
Federal Reserve Bank of Boston [b]	United States	0.00%	30.09%		30.09%	30.44%	Banking	—	87,860	1,516	22
FIDC RCI Brasil I – Financiamento de Veículos [c]	Brazil	—	(h	)	—	—	Securitisation	Jointly controlled	142	38	9
FIDC RN Brasil – Financiamento de Veículos	Brazil	—	(h	)	—	—	Securitisation	Jointly controlled	166	71	11
Fondo de Titulización de Activos UCI 11	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	180	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	487	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	576	0	0
Fondo de Titulización de Activos UCI 16	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	800	0	0
Fondo de Titulización de Activos UCI 17	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	676	0	0
Fondo de Titulización de Activos, RMBS Prado I	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	366	0	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	105	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	255	0	0
Fondo de Titulización, RMBS Prado II	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	454	0	0
Fondo de Titulización, RMBS Prado III	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	375	0	0
Fondo de Titulización, RMBS Prado IV	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	369	0	0
Fondo de Titulización, RMBS Prado V	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	398	0	0
Fondo de Titulización, RMBS Prado VI	Spain	—	(h	)	—	—	Securitisation	Jointly controlled	427	0	0
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%		50.00%	50.00%	Finance company	Jointly controlled	2,083	219	49
Friedrichstrasse, S.L.	Spain	35.00%	0.00%		35.00%	35.00%	Real estate	Associated	0	0	0
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.97%		20.00%	20.00%	Collection services	Jointly controlled	76	73	(6)
Gire S.A.	Argentina	0.00%	57.92%		58.33%	58.33%	Payments and collections services	Associated	118	14	17
Grupo Financiero Ve Por Más, S.A. de C.V. (consolidado)	Mexico	24.99%	0.00%		24.99%	24.99%	Financial services	Associated	2,589	211	2
HCUK Auto Funding 2016-1 Ltd [e]	United Kingdom	—	(h	)	—	—	Securitisation	Jointly controlled	0	0	0
HCUK Auto Funding 2017-1 Ltd	United Kingdom	—	(h	)	—	—	Securitisation	Jointly controlled	168	0	0

688	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(h )	—	—	Securitisation	Jointly controlled	615	0	0
Healthy Neighborhoods Equity Fund I LP [b]	United States	0.00%	22.37%	22.37%	—	Real estate	—	15	15	0
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Jointly controlled	3,206	155	36
Imperial Holding S.C.A. [e] [i]	Luxembourg	0.00%	36.36%	36.36%	36.36%	Securities investment	—	0	(113)	0
Imperial Management S.à r.l. [m] [e]	Luxembourg	0.00%	40.20%	40.20%	40.20%	Holding company	—	0	0	0
Inbond Inversiones 2014, S.L. [b]	Spain	40.00%	0.00%	40.00%	40.00%	Financial studies	Jointly controlled	225	225	1
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	Information system	Jointly controlled	2	(3)	(1)
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	Holding company	—	40	19	3
Inverlur Aguilas I, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Real estate	Jointly controlled	0	0	0
Inverlur Aguilas II, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Real estate	Jointly controlled	1	1	0
Inversiones en Resorts Mediterráneos, S.L. [e]	Spain	0.00%	43.28%	43.28%	43.28%	Real estate	Associated	0	(2)	(1)
Inversiones Ibersuizas, S.A. [b]	Spain	25.42%	0.00%	25.42%	25.42%	Venture capital	—	26	22	4
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	Securities and real estate investment	Associated	326	326	62
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Securities and real estate investment	Associated	429	319	65
Invico S.A. [b]	Poland	0.00%	14.23%	21.09%	21.09%	Trade	—	2	(4)	0
J.C. Flowers I L.P. [b]	United States	0.00%	10.60%	4.99%	4.99%	Holding company	—	2	2	(1)
J.C. Flowers II-A L.P. (consolidado) [b]	Canada	0.00%	69.40%	4.43%	4.43%	Holding company	—	82	74	8
JCF AIV P L.P. [b]	Canada	0.00%	7.67%	4.99%	4.99%	Holding company	—	68	60	9
JCF BIN II-A [d]	Mauritania	0.00%	69.52%	4.43%	4.43%	Holding company	—	1	2	(1)
Jupiter III L.P. [b]	Canada	0.00%	96.45%	4.99%	4.99%	Holding company	—	129	133	(4)
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.08%	35.70%	—	Business services	Jointly controlled	8	7	(1)
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	Real estate	Jointly controlled	1	0	0
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	Investment fund	Associated	106	98	2
Massachusetts Business Development Corp. (consolidado) [b]	United States	0.00%	21.60%	21.60%	21.60%	Finance company	—	66	9	(1)
MB Capital Fund IV, LLC [b]	United States	0.00%	23.94%	23.94%	23.94%	Finance company	—	15	9	1
Merlin Properties, SOCIMI, S.A. (consolidado) [b]	Spain	16.88%	5.60%	22.48%	22.57%	Real estate	Associated	12,005	4,623	1,100

689

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
Metrovacesa, S.A. (consolidado) [b]	Spain	31.94%	17.46%	49.40%	71.45%	Real estate development	Associated	2,547	2,397	(39)
New PEL S.à r.l. [b]	Luxembourg	0.00%	7.67%	0.00%	0.00%	Holding company	—	69	68	0
NIB Special Investors IV-A LP [b]	Canada	0.00%	99.55%	4.99%	4.99%	Holding company	—	49	42	7
NIB Special Investors IV-B LP [b]	Canada	0.00%	93.42%	4.99%	4.99%	Holding company	—	15	13	2
Niuco 15, S.L. [k]	Spain	37.23%	0.00%	37.23%	—	Technical services	—	—	—	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.54%	29.00%	29.00%	Holding company	Associated	28	21	1
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	Securities company	Jointly controlled	18	11	0
Nowotna Farma Wiatrowa Sp. z o.o [b]	Poland	0.00%	12.96%	21.73%	21.60%	Electricity production	—	98	11	0
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.14%	20.19%	20.19%	Technology	—	4	4	0
Olivant Limited (consolidado) [m]	Guernsey	0.00%	10.39%	10.39%	10.39%	Holding company	—	18	14	0
Operadora de Activos Alfa, S.A. De C.V. [e]	Mexico	0.00%	49.98%	49.98%	49.98%	Finance company	Associated	0	0	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	Finance company	Associated	0	0	0
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	Cards	Associated	44	19	4
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	Electricity production	Jointly controlled	30	0	0
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated	2	1	1
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.74%	50.00%	50.00%	Management	Associated	25	20	1
Prisma Medios de Pago S.A.	Argentina	0.00%	18.39%	18.52%	17.47%	Business services	Associated	440	60	24
Procapital - Investimentos Imobiliários, S.A. [b] [e]	Portugal	0.00%	39.96%	40.00%	40.00%	Real estate	—	4	13	0
Project Quasar Investments 2017, S.L.	Spain	49.00%	0.00%	49.00%	—	Finance company	Associated	11,571	2,926	1,023
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.93%	50.00%	50.00%	Insurance	Jointly controlled	1	0	0
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Jointly controlled	158	51	12
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Jointly controlled	72	9	8
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	Leasing	Associated	5	5	0
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated	26	10	1
Redsys Servicios de Procesamiento, S.L.[b]	Spain	20.00%	0.08%	20.08%	20.00%	Cards	Associated	137	41	9
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Services	Jointly controlled	45	(40)	(2)

690	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

`Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—	3	1	0
Saite, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Real estate	Jointly controlled	29	18	2
Santander Auto S.A.	Brazil	0.00%	44.93%	50.00%	—	Insurance	Associated	3	3	0
Santander Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.06%	49.00%	49.00%	Insurance	Associated	239	12	13
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.06%	49.00%	49.00%	Insurance	Associated	142	37	16
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Jointly controlled	355	74	8
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Jointly controlled	322	89	29
Saturn Japan II Sub C.V. [b]	The Netherlands	0.00%	69.30%	0.00%	0.00%	Holding company	—	36	35	1
Saturn Japan III Sub C.V. [b]	The Netherlands	0.00%	72.72%	0.00%	0.00%	Holding company	—	171	171	0
Sepacon 31, S.L. [k]	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—	—	—	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.25%	Services	Associated	32	14	1
SIBS SGPS, S.A. [b]	Portugal	0.00%	16.54%	16.56%	16.56%	Portfolio management	—	176	95	25
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	—	Payment services	Associated	377	4	0
Sistemas Técnicos de Encofrados, S.A. (consolidado) [b]	Spain	27.15%	0.00%	27.15%	25.15%	Building materials	—	66	2	(16)
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	42.50%	0.00%	42.50%	42.50%	Payment services	Jointly controlled	105	29	1
Sociedad de Garantía Recíproca de Santander, S.G.R. [b]	Spain	25.50%	0.23%	25.73%	25.50%	Financial services	—	16	11	0
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. [b]	Spain	22.21%	0.00%	22.21%	22.22%	Financial services	—	40,145	2,620	(565)
Sociedad Española de Sistemas de Pago, S.L. [b]	Spain	22.24%	0.00%	22.24%	22.24%	Payment services	—	10	6	1
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Custody	Associated	6	5	1
Solar Energy Capital Europe S.à r.l. (consolidado) [b]	Luxembourg	0.00%	33.33%	33.33%	33.33%	Holding company	Jointly controlled	11	1	0
Stephens Ranch Wind Energy Holdco LLC (consolidado) [b]	United States	0.00%	28.80%	28.80%	28.80%	Electricity production	—	248	246	(5)
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	Payment services	Jointly controlled	3	4	(1)

691

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	Security	Associated	87	84	(16)
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	Telecommunications	Associated	71	86	(16)
Tecnologia Bancária S.A.	Brazil	0.00%	17.80%	19.81%	19.81%	Atm	Associated	433	106	(13)
Teka Industrial, S.A. (consolidado) [b]	Spain	0.00%	9.42%	9.42%	9.42%	Household appliances	—	571	154	(5)
Testa Residencial, SOCIMI, S.A. (consolidado) [b]	Spain	0.79%	17.64%	18.43%	38.74%	Real estate	Associated	2,356	1,324	70
The OneLife Holding S.à r.l. (consolidado) [b]	Luxembourg	0.00%	5.90%	0.00%	0.00%	Holding company	—	5,398	44	6
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Jointly controlled	547	190	(49)
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	Services	Associated	2	(1)	0
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated	1,138	73	16
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Jointly controlled	291	72	(2)
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Grecia	0.00%	50.00%	50.00%	50.00%	Financial services	Jointly controlled	1	0	0
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Jointly controlled	2	0	0
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance brokerage	Jointly controlled	0	0	0
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Jointly controlled	2	0	0
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	Associated	347	87	20
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage credit company	Jointly controlled	12,343	386	11
Uro Property Holdings SOCIMI, S.A. [b]	Spain	14.95%	0.00%	14.95%	14.95%	Real estate	—	1,636	201	23
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Jointly controlled	0	0	0
Venda de Veículos Fundo de Investimento em Direitos Creditórios [c]	Brazil	—	(h )	—	—	Securitisation	Jointly controlled	136	62	5
Webmotors S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	Services	Jointly controlled	44	24	10
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated	12,455	605	232
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated	176	(2)	42
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated	1,096	936	159

692	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

Societies of which the Group owns more than 5%[g], entities associated with Grupo Santander and jointly controlled entities
		% of ownership		% of voting
		held by the Bank		power[k]				Million euros[a]
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company	Assets	Capital + reserves	Net results
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated	547	384	163
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	Associated	1,874	1,510	361
Zurich Santander Seguros Argentina S.A. [j]	Argentina	0.00%	49.00%	49.00%	49.00%	Insurance	Associated	36	7	9
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated	249	33	46
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated	184	37	13
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated	498	38	92
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated	18	9	2

a.

Amount per provisional books of each company as of the date of publication of these annexes, generally referred to 31 December 2018, unless stated otherwise because the Annual Accounts are pending to be formulated. The data from foreign companies are converted into euros at the exchange rate at the end of the period.

b.	Data from the latest approved financial statements as at 31 December 2017.
c.	Data from the latest approved financial statements as at 31 May 2018.
d.	Data from the latest available approved financial statements as at 30 September 2017.
e.	Company in liquidation to 31 December 2018.
f.

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent, For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

g.

Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).

h.	Companies over which the non-subsidiary investee of the Group exercises effective control
i.	Data from the latest available approved financial statements as at 31 October 2016.
j.	Data from the latest available approved financial statements as at 30 June 2018.
k.	Recent create company without approved financial statements available.
l.	Data from the latest approved financial statements as at 30 November 2016.
m.	Data from the latest approved financial statements as at 31 December 2016.

693

Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by the Bank			Million of euros[a]
Company	Location	Direct	Indirect	Activity	Capital	Reservations	Cost of preferred	Net results
Emisora Santander Spain, S.A. Unipersonal	Spain	100.00%	0.00%	Finance company	2	0	0	0
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company	0	0	0	0
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company	5,005	(3,115)	75	40

a.	Amounts per provisional books of each company as at 31 December 2018, converted into euros (in the case of foreign companies) at the year-end exchange rates.

Appendix IV

Notifications of acquisitions and disposals of investments in 2018

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

COMMUNICATION OF SIGNIFICANT SHARES MADE TO CNMV DURING 2018:

On the 29-01-2018, the communication made by Banco Santander, S.A. was registered in the CNMV. They informed that the Group´s shares in NYESA VALORES CORPORACIÓN had decreased to 6.407% (<10%) on the 18.01.2018.

NOTE: After the increase in share capital executed by NYESA, the percentage of Banco Santander, S.A. (given Banco Popular Español, S.A.U) in this company has fallen from 13.223% to 6.407%, exceeding the 10% threshold.

On the 12-02-2018, the communication made by Banco Santander, S.A., was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. had increase to 53.311% (51.497% of the voting rights attributed to shares and 1.814% of the voting rights through financial instruments) (>50%) on the 06.02.2018 as a result of the company’s admission to the Stock Exchange.

On the 23-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. dropped to 49.362% (<50%) on the 22.03.2018.

On the 28-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 4.468% (<5%) on the 21.03.2018.

On the 02-04-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 2.939% (<3%) on the 28.03.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, in which it was reported that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in ABENGOA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in ABENGOA, S.A. amounted to 4.975% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in METROVACESA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in METROVACESA, S.A. amounted to 49.362% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in COMPAÑIA ESPAÑOLA DE VIVIENDAS EN ALQUILER, S.A. (CEVASA), after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in CEVASA, S.A. amounted to 24.068% on the 28.09.2018.

On the 30-10-2018, the communication made by Banco Santander, S.A., BANCO BILBAO VIZCAYA ARGENTARIA, S.A., BANKIA, S.A., CAIXABANK, S.A., KUTXABANK, S.A., LIBERBANK, S.A., and BANCO DE SABADELL, S.A., (concerted action) in which it was reported

694	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

that Group Santander’s S.A stake in GENERAL DE ALQUILER DE MAQUINARIA, S.A., was 63.045% on the 28.09.2018.

NOTE: Update of the information on a concerted action of the Entities included in this Parasocial Agreement, with the sole purpose of updating the information existing in the CNMV on the participation of the Entities members of the Concerted Action in GAM as a result of the merger by absorption of BANCO POPULAR ESPAÑOL, S.A.U by Banco Santander, S.A.

Appendix V

Other information on the Group’s banks

A) the Following Group’s is main certain banks information based on on their the total share assets.

1. Santander UK plc

a) Number of financial equity instruments held by the Group.

At 31 December 2018, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.

On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 ordinary shares of 10p. each were issued to Santusa Holding, S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding S.L., became the beneficial owner of 31,051,768,866 of 10p. each, being the entire issued Ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each and 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Share capital authorised by the shareholders at the general meeting

The shareholders at the Annual General Meeting held on 28 March 2018 resolved to unconditionally authorise the company to carry out the following repurchases of share capital:

(1) To buy back its own 8.625% Sterling Preference shares on the following terms:

(a)	The Company may buy back up to 125,000,000 8.625% Sterling Preference shares;

(b)

The lowest price which the Company can pay for 8.625% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 8.625% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% Sterling Preference shares even though the purchase may be completed after this authorisation ends.

(2) To buy back its own 10.375% Sterling Preference shares on the following terms:

(a)	The Company may buy up to 200,000,000 10.375% Sterling Preference shares;

(b)

The lowest price which the Company can pay for 10.375% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 10.375% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% Sterling Preference shares even though the purchase may be completed after this authorisation ends.

(3) To buy back its own Series A Fixed (6.222%)/ Floating Rate Non-Cumulative Callable Preference Shares on the following terms:

(a)	The Company may buy up to 13.780 Series A Fixed(6.222%)/ Floating Rate Non-Cumulative Callable Preference Shares;

(b)

The lowest price which the Company can pay for Series A Fixed(6.222%)/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed (6.222%)/Floating Rate Non-Cumulative

695

Callable Preference Shares even though the purchase may be completed after this authorisation ends.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:

•	10.375% Sterling Preference – ISIN: GB0000064393

•	8.625% Sterling Preference – ISIN: GB0000044221

•	Series A Fixed (6.222%) / Floating Rate Non-Cumulative Callable Preference Shares – ISIN: XS0502105454

2. Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 249,998,000 through Santander UK Group Holdings plc (249,998,000 ordinary shares with a par value of GBP 1 each).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK Group Holdings plc, both with a par value of GBP 1 each.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

3. Banco Santander (Brasil) S.A.

a) Number of financial equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Banco Santander, S.A. and Banco Madesant – Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2018 year-end, the bank’s treasury shares consisted of 13,316,502 ordinary shares and 13,316,502 preferred shares, with a total of 26,633,004 shares.

In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:

a)	In the event of transformation, merger, consolidation or spin-off of the company.

b)

In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c)	In the event of an assessment of the assets used to increase the company’s share capital.

The General Assembly may, at any moment decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a)	Their dividends are 10% higher than those distributed to ordinary shares.

b)	Priority in the dividends distribution.

c)

Participation, on the same terms as ordinary shares, in capital increases resulting from the reserves and profits capitalization and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

d)	Priority in the reimbursement of capital in the event company’s dissolution.

e)

In the event of a public offering due to a change in control of the company, the holders of preferred shares are guaranteed the right to sell the shares at the same price paid for the block of shares transferred as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

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b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

The company is authorised to increase share capital, subject to approval by the Board of Directors, up to a limit of 9,090,909,090 ordinary shares or preferred shares, and without need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preferred shares provided in Law.

As of 31 December 2018, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. Shares delivery is linked to achievement of certain targets.

e) Specific circumstances that restrict reserves availability

The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves is connected to the requirement for the legal reserve formation (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve requirement is set-forth in Article 193 of the Brazilian Corporations Law, which establishes that before allocating profits to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of the company’s share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Listed capital instruments

All the shares are listed on the São Paulo Stock Exchange

(BM&FBOVESPA; B3 – Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts—ADR) are listed on the New York Stock Exchange (NYSE).

4. Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At 31 December 2018, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b) Capital increases in progress

At 31 December 2018 there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of financial instruments of capital held by the group.

In 2018 the merger process of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as merging Company, with GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V., as merged Company was finalised, as well as the Constitution of the new GRUPO FINANCIERO SANTANDER MEXICO, S.A. DE C.V.; the parent group through Grupo Financiero Santander Mexico, S.A. de C.V. (the ‘financial group’) and Santander Global Facilities, S.A. de C.V. (Mexico), own 5,087,801,602 shares which constitute the 74.97% of the share capital of the Bank.

b) Capital increases in course.

There aren´t any.

c) Capital authorised by the Shareholders Meeting.

The a capital stock of the Society is 28,117,661,554.00 mexican pesos (twenty eight thousand one hundred seventeen million six hundred sixty one thousand five hundred fifty four Mexican pesos) represented by a total of 7,436,994,357 (seven thousand four hundred thirty six million nine hundred ninety four thousand three hundred fifty seven) stocks with a nominal value of 3.780782962 mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,796,120,213 (three thousand seven hundred ninety six million one hundred and twenty thousand two hundred and thirteen) stocks of “F” Series and 3,640,874,144 (three thousand six hundred and forty million eight hundred seventy four thousand on hundred forty four) stocks of “B” Series. The capital stock is constituted as follows:

697

•	Paid-in and subscribed capital of the Society is 25,660,152,629.00 mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred twenty nine Mexican pesos) represented by a total of 6,786,994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred and fifty seven) stocks with a nominal value of 3.780782962 mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,464,309,145 (three thousand four hundred sixty four million three hundred and nine thousand one hundred forty five) stocks of “F” Series and 3,322,685,212 (three thousand three hundred twenty two million six hundred eighty five thousand two hundred and twelve) stocks of “B” Series.

•	The authorised capital stock of the Society is 2,457,508,925.00 mexican pesos., Two thousand four hundred fifty seven million five hundred and eight thousand nine hundred and twenty five Mexican pesos), represented by a total of 650,000,000 (six hundred and fifty million) stocks with a nominal value of 3.780782962 mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 331,811,068 (three hundred thirty one million eight hundred eleven thousand and sixty eight) would correspond to the “F” series and 318,188,932
(three hundred eighteen million one hundred eighty eight thousand nine hundred and thirty two) to “B” Series are kept in the treasury of the Society.

d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.

(i)

The Board of Directors on its meeting held on October 22, 2015, was updated regarding the situation of the debt issuance of Banco Santander Mexico, S.A. Institución de Banca Múltiple, Grupo Financiero Santander Mexico, which had been previously ratified in the session held on October 17, 2013, in order to issue debt for the amount of 6,500 million dollars in local or international markets, for a maximum period of 15 years, senior or subordinated debt and includes debt instruments qualifying for purposes of capital in accordance with the legislation in force, which can be implemented individually or through several issue programs.

The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Instrument	Type	Term	Amount	Available
Broadcast program of bank bonds and certificates of deposit of money in term	Revolving	19-feb-21	55,000 million Mexican pesos	$35,514 million mexican pesos Con t.c. fix according to Banxico 10/jan/ 2019
Private banking structured bonds Act	Not Revolving*	19-apr-32	20,000 million Mexican pesos	$4,936 million mexican pesos
Structured bonds without public offering		16-feb-32	10,000 million me Mexican xican pesos	$10,000 million mexican pesos
Senior Bonds	Not Revolving	09-nov-22	1.000 thousand million american dollars	N/A
Capital Notes	Not Revolving	30-jan-24	77.09 thousand million	N/A
(Tier 2 capital)**			American dollars **Carry out the call at 30 January 2019.
Capital Notes AT1	Not Revolving	perpetual	500 million American dollars	N/A
Capital Notes (Tier 2 capital)	Not Revolving	1-oct-2028	1,300 millon American dollars	N/A

*	The issuance of structured private banking bonds isn’t revolving. Once placed the amount laid down in the corresponding brochure a new certificate is issued by the authorised amount.

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Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

(ii)

The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue in international markets. On October 18, 2012 such issue was approved for the amount of 500 and 1000 million american dollars, for a term of 5 to 10 years. The issue was approved with the objective of obtaining resources to finance the increase in business assets and the liquidity of the Bank. Under these agreements adopted by the Board of Directors, the debt was issued for an amount of 1,000 million american dollars on November 9, 2012.

(iii)

On December 27, 2013 Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued subordinated notes (subordinated notes 2013) for a total amount of 1.300.000.000 american dollars, in accordance with the capital requirements established in the Basilea III criteria for complementary capital/ Tier 2 at a rate of 5,95% with redemption date of January, 30 2024. The controlling shareholder, Banco Santander, S.A., agreed to buy 975.000.000 american dollars of such notes which correspond to the 75% of the notes.

Such notes were offered through a private offering only to qualified institutional buyers, in accordance with Rule 144A of the U.S. Securities Act of 1933 and it´s modifications, and outside the U.S. under the Regulation S of the Market Law.

The issue was approved with the objective of increase the efficiency of the capital of the Institution, and to adequate its capital profile to its main peers, as well as to increase the cost effectiveness of resources with the same capital strength and capacity for growth in risk-weighted assets.

(iv)

On the General Shareholder´s meeting, held on May 14, 2012, it was approved to ratify the agreement adopted by the Extraordinary Shareholder´s meeting held on 17 March 2009, in which it was agreed to create a collective credit for the amount of 1,000,000,000 american dollars through the issue of subordinated, non-preferential, non-guaranteed and non-convertible obligations. So far the issue has not been made.

(v)

The Board of Director on its meeting held on October 27, 2016 approved the issuance in Mexico of debt up to 500 million of American dollars or its equivalent in Mexican pesos. The Ordinary and Extraordinary Shareholder´s meeting held on December 5, 2016, approved to issue a financial instrument that comply with the requirements of regulatory capital established in Basilea III, which was considered as not fundamental basic capital, for up to 500 million american dollars.

On December 29, 2016 Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, made an overseas private offering of subordinate, non-preferred, perpetual and convertible obligations representing the share capital by a total amount of 500,000,000 american dollars, which had the character of a ‘ mirror emission ‘(back-

to-back), as a guarantee of liquidity of subordinate obligations not preferential, perpetual and convertible into shares, issued by Grupo Financiero Santander Mexico.

(vi)

As a result of the corporate restructure which included among others the merger of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as a merging party with Grupo Financiero Santander Mexico as merged Company the subordinated obligations referred to in paragraph (v), were acquired in its entirety by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; therefore the subordinate obligations of Banco Santander Mexico became extinct by confusion of rights and obligations, since the Bank as a merging party met the quality of debtor and creditor in these instruments at the moment that the merger was finalised.

Based on the above the subordinate obligations issued by Grupo Financiero Santander Mexico, which were acquired by various investors, will continue to be in force on behalf of its owners and managed by Banco Santander Mexico, preserving substantially the terms and conditions in which they were issued.

(vii)

On September 20, 2018 Banco Santander México, S.A., Institución de Banca Múltiple Grupo Financiero Santander México. issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law representative of the complementary part of the net capital of Banco Santander (Tier 2 subordinated preferred capital notes), for the amount of 1,300,000,000.00 american dollars (the “instruments”), whose resources were used mainly for the acquisition of the 94.07% of the 2013 subordinated notes.

The amount issued of 1,300,000,000.00 american dollars covers in full the sum of the repurchase of the subordinated notes 2013, for 1,222,907,000.00 american dollars. With respect to the 77,093,000.00 american dollars that remained in force, shall be paid in advance of January 30, 2019, which has been authorised by the Bank of Mexico. **

Regarding, the acquisition of the subordinated notes 2013: (a) the acquired total amount was 1,222,907,000.00 american dollars (nominal value), at a price of 1,010.50 american dollars and (b) the amount acquired Banco Santander, S.A. (Spain), was a nominal 1,078,094,000.00 american dollars.

With respect of the issue of the instruments the total amount distributed to Banco Santander, S.A. (Spain), was 75% of the emission; which means that the settled amount is was 975,000,000.00 american dollars.

The General Extraordinary Shareholder´s Meeting was held on September 10, 2018 where among other subjects, it was approved to ratify the limit for the issuance of up to 6,500 million

699

American dollars debt to a maximum period of 15 years, senior or subordinate, in local markets and/or international markets, instrumented individually or through broadcast programs, which was previously authorised by the Board of Directors on its meeting held on April 26 of 2018.

e) Specific circumstances that restrict the availability of reserves.

According to the Law of Financial Institutions, general dispositions applicable to financial institutions, General Corporations law and the bylaws, the Bank has to constitute or increase its capital reserves to ensure the solvency to protect the payments system and the public savings.

The Bank increases its legal reserve annually accordingly to the results obtained in the fiscal year (benefits).

The Bank must constitute the different reserves established in the legal provisions applicable to financial institutions, which are determined according to the qualification granted to credits and they are released when the credit rating improves, or when it is settled.

f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.

Not applicable.

g) Equity instruments admitted to trading.

Not applicable.

6. Banco Santander Totta, S.A

a) Number of equity instruments held by the Group

The Group holds 1,256,179,958 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,172,043 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 407,130 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7. Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At 31 December 2018, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

Not applicable.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

8. Banco Santander—Chile

a) Number of equity instruments held by the Group

The Group holds a 67.18% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander—Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

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Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

c) Capital authorised by the shareholders at the general meeting

Share capital at 31 December 2018 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9. Santander Bank Polska S.A. (formerly Bank Zachodni WBK S.A.)

a) Number of financial equity instruments held by the Group

At 31 December, 2018, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

At 31 December, 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

At the extraordinary general meeting held on 29 May 2018 passed the resolution regarding the demerger of Deutsche Bank Polska S.A. As a result of this demerger share capital of Santander Bank Polska was increased by PLN 27,548,240 through issuance of 2,754,824 ordinary bearer shares series N with a nominal value of PLN 10 (ten zlotys) each. The share capital increase took place on 9 November 2018.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 17 May 2017, the shareholders resolved to approve the “Incentive Scheme VI” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2017 to 2019. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

B) The restrictions on the ability to access or use the assets and settle the liabilities of the Group, as required under paragraph 13 of IFRS12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans or advances, repatriation of capital or any other means.

Appendix VI

Annual banking report

The Group’s total tax contribution in 2018 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 16,600 million of which more than EUR 7,000 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

This annual banking report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions.

Following is a detail of the criteria used to prepare the annual banking report for 2018:

a) Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

701

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 13,217 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b) Turnover and income before tax

For the purposes of this report, turnover is considered to be gross income, and gross profit or loss before tax, both as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

c) Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d) Tax on profit or loss

In the absence of specific criteria, the amount of taxes actually paid in respect of those taxes whose effect is recognised under “Income Tax” in the consolidated income statement (EUR 3,458 million in 2018, with an effective tax rate of 24.4%) has been included.

Taxes effectively paid in the year by each of the companies in each jurisdiction include:

•	Supplementary payments relating to income tax returns, normally for prior years.

•	Advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their scantly representative amount, it was decided that taxes borne abroad would be included in the jurisdiction of the company that bore them.

•	Refunds collected in the year with respect to returns for prior years that resulted in a refund.

•	Where appropriate, the tax payable arising from tax assessments and litigation relating to these taxes.

The foregoing amounts form part of the cash flow statement and therefore differ from the income tax expense recognised in the consolidated income statement (EUR 4,886 million in 2018, representing an effective rate of 34.4% or, if extraordinary results are discounted, EUR 5,230 million which represents an effective rate of 35.4% (see note 52.c)). This is so because the tax regulations of each country establish:

•	The time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•	Its own criteria for calculating the tax and establishes temporary or permanent restrictions on expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

e) Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2018.

702	2018 Auditors’ report and consolidated annual accounts

Auditors’	Consolidated	Notes to the consolidated
report	annual accounts	annual accounts	Appendix

The detail of the information for 2018 is as follows:

	2018
Jurisdiction	Turnover (million of euros)	Employees	Gross profit or loss before tax (million of euros)	Tax on profit or loss (million of euros)
Germany	1,377	4,562	457	119
Argentina	1,203	8,939	190	118
Austria	171	349	83	33
Bahamas	9	44	(1)	—
Belgium	104	212	64	15
Brazil[1]	13,211	44,151	5,343	998
Canada	52	200	10	3
Chile	2,568	11,565	1,198	202
China	95	219	28	3
Colombia	26	169	2	3
Spain[2]	7,644	38,227	106	464
United States	6,764	15,616	1,144	29
Denmark	177	236	89	5
Finland	112	171	69	14
France	575	939	343	63
Ireland	108	2	(20)	—
Isle of Man	1	57	1	—
Cayman Islands	(1)	—	(1)	—
Italy	421	830	183	63
Jersey	1	76	1	1
Luxemburg	39	—	33	—
Malta	10	—	10	—
Mexico[3]	3,584	19,295	1,218	322
Norway	317	508	171	55
The Netherlands	96	295	42	78
Panama	1	6	—	—
Paraguay	—	—	—	—
Peru	70	166	42	8
Poland	1,885	14,930	817	228
Portugal[4]	1,398	7,294	376	25
Puerto Rico	247	963	(20)	9
United Kingdom	5,472	24,772	1,922	537
Singapore	4	10	1	—
Sweden	161	324	106	21
Switzerland	106	233	29	7
Uruguay	416	1,609	165	35

Consolidated Group total	48,424	196,969	14,201	3,458

1.

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2018 is EUR 613 million.

2.	Includes the corporate centre. In Tax on profit or loss, it includes EUR 116 million of monetizable deferred taxes converted form Banco Popular Español, S.A.U.
3.

Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2018 the contribution of this branch to operating profit before tax from continuing operations was EUR—2 million.

4.

Including the information relating to the branch, closed on 31 December, in the UK and is taxed both in the UK and in Portugal. In 2018 the contribution of this branch to profit before tax from continuing operations was EUR 32 million.

At 31 December 2018, the Group’s return on assets (ROA) was 0.64%.

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General information

Corporate information

Banco Santander, S.A. is a Spanish bank, incorporated as sociedad anónima in Spain and is the parent company of Grupo Santander. Banco Santander, S.A. operates under the commercial name Santander.

The Bank’s Legal Entity Identifier (LEI) is 5493006QMFDDMYWIAM13 and its Spanish tax identification number is A-390000013. The Bank is registered with the Companies Registry of Cantabria, and its Bylaws have been adapted to the Spanish Companies Act by means of the notarial deed instrument executed in Santander on 29 July 2011 before the notary Juan de Dios Valenzuela García, under number 1209 of his book and filed with the Companies Registry of Cantabria in volume 1006 of the archive, folio 28, page number S-1960, entry 2038.

The Bank is also registered in the Official registry of entities of Bank of Spain with code number 0049.

The Bank’s registered office is at:

Paseo de Pereda, 9-12

39004 Santander

Spain

The Bank’s principal executive offices are located at:

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del

Monte Madrid

Spain

Telephone: (+34) 91 259 65 20

Corporate history

The Bank was established in the city of Santander by public deed before the notary José Dou Martínez on 3 March 1856, which was later ratified and amended in part by a second public deed dated 21 March 1857 executed before the notary José María Olarán. The Bank commenced operations upon incorporation on 20 August 1857 and, according to article 4 of the Bylaws, its duration shall be for an indefinite period. It was transformed into a credit corporation (sociedad anónima de crédito) by public deed, executed before notary Ignacio Pérez, on 14 January 1875 and registered in the Companies Registry Book of the Government’s Trade Promotion Section in the province of Santander. The Bank amended its Bylaws to conform to the Spanish public companies act of 1989 by means of a public deed executed in Santander on 8 June 1992 before the notary José María de Prada Díez and recorded in his notarial record book under number 1316.

On 15 January 1999, the boards of directors of Santander and Banco Central Hispanoamericano, S.A. agreed to merge Banco Central Hispanoamericano, S.A. into Santander, and to change Banco Santander’s name to Banco Santander Central Hispano, S.A. The shareholders of Santander and Banco Central Hispanoamericano, S.A. approved the merger on 6 March 1999, at their respective general meetings and the merger became effective in April 1999.

The Bank’s general shareholders’ meeting held on 23 June 2007 approved the proposal to change back the name of the Bank to Banco Santander, S.A.

As indicated above, the Bank brought its Bylaws into line with the Spanish Companies Act by means of a public deed executed in Santander on 29 July 2011.

The Bank’s general shareholders’ meeting held on 22 March 2013 approved the merger by absorption of Banco Español de Crédito, S.A.

On 7 June 2017, Santander acquired the entire share capital of Banco Popular Español, S.A. in an auction in connection with a resolution plan adopted by the European Single Resolution Board (the European banking resolution authority) and executed by the FROB (the Spanish banking resolution authority) following a determination by the European Central Bank that Banco Popular was failing or likely to fail, in accordance with Regulation (EU) 806/2014 establishing a framework for the recovery and resolution of credit institutions and investment firms. On 24 April 2018, the Bank announced that the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. had agreed to an absorption of Banco Popular by Banco Santander. The legal absorption was effective on 28 September 2018.

Annual Report 2018

Resposible	Corporate	Economic	Risk
Banking	governance report	and financial review	Management Report

Shareholder and investor relations

Santander Group City

Pereda, 2ª planta

Avda. de Cantabria, s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: (+34) 91 259 65 14

investor@gruposantander.com

Hard copies of the Bank’s annual report can be requested by shareholders free of charge at the address and phone number indicated above.

Media enquiries

Santander Group City

Arrecife, 2ª planta

Avda. de Cantabria, s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: (+34) 91 289 52 11

comunicacion@gruposantander.com

Customer service department

Calle Princesa, 25

Edificio Hexágono, 2ª planta

28008 Madrid

Spain

Telephone: (+34) 91 759 48 36

atenclie@gruposantander.com

Banking Ombudsman in Spain (Defensor del cliente en España)

Mr José Luis Gómez-Dégano

Apartado de Correos 14019

28080 Madrid

Spain

©February 2019, Santander Group	All customers, shareholders and the general
Photographs:	public can use Santander’s official social network
Miguel Sánchez Moñita, Lucía M. Diz, Javier Vázquez y	channels in all the countries in which the Group
Jaime Boira	operates.
Production:
MRM-Mccann
Sprintfinal
Legal deposit:
M-7729-2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 11, 2019	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer